Form 20-F
period 2005-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2006-06-29
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended             December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-31994

Semiconductor Manufacturing International Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.0004 American Depositary Shares	The Stock Exchange of Hong Kong Limited* The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.

As of December 31, 2005, there were 18,301,680,867 ordinary shares, par value US$0.0004 per share, outstanding, of which 889,517,900 ordinary shares were held in the form of 17,790,358 ADSs. Each ADS represents 50 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, Inc.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements include, without limitation: statements related to our business strategy; our outlook for 2006; our capacity utilization rate, production capacity and production capacity mix; our 2006 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; and our sources of liquidity, cash flow, funding needs and financing. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets. In addition to the foregoing factors, a description of certain other risks and uncertainties which may cause actual results to differ materially can be found in “Item 3. Key Information – Risk Factors” and elsewhere in this document.

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

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, and 90 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies, “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies; “0.15 micron process technology” includes 0.14 micron technology; and “0.13 micron process technology” includes 0.11 micron and 0.10 micron technologies.

References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

All references to our ordinary shares in this annual report gives effect to the 10-for-1 share split we effected in the form of a share dividend immediately prior to the completion of the global offering. All references to price per ordinary share and price per preference share reflect the share split referenced above.

The “Glossary of Technical Terms” contained in Annex A of this annual report sets forth the description of certain technical terms and definitions used in this annual report.

This annual report contains translations of certain Hong Kong dollar and Renminbi amounts into U.S. dollars at specified rates. All translations from Hong Kong dollars and Renminbi to U.S. dollars were made (unless otherwise indicated) at the noon buying rates in The City of New York for cable transfers in Hong Kong dollars and Renminbi per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Hong Kong dollars and Renminbi into U.S. dollars have been made at the noon buying rates in effect on the date the relevant transaction was completed. No representation is made that the Hong Kong dollar, Renminbi or U.S. dollar amounts referred to in this offering circular could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Conducting Operations in China—Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors—Risks Related to Our Financial Condition and Business—Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2003, 2004 and 2005 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2001 and 2002is derived from audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

Beginning in the first quarter of 2005, we retroactively reclassified certain expenses to disclose financial performance in a manner consistent with the practices of other high-tech companies. All figures presented herein have given effect, where applicable, to this reclassification. Due to the significant increase in the intangible assets resulting from the settlement of the litigation with Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, amortization expenses previously classified in cost of sales and research and development have been reclassified into a single line item, amortization of intangible assets under operating expenses. We believe the reclassification improves the presentation of our financial results and provides more meaningful information to investors. The impact of the reclassification for the years ended December 31, 2004 and December 31, 2003 resulted in a decrease of cost of sales of US$5.2 million and US$3.5 million, a decrease in research and development of US$9.2 million and US$nil, and an increase in amortization of intangible assets expense of US$14.4 million and US$3.5 million, respectively. Share-based compensation is no longer disclosed as a separate line item but has been allocated into cost of sales, research and development, general and administrative, and selling and marketing.

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in US$ thousands, except for per share, per ADS data, percentages and operating data)
Statement of Operations Data:
Sales	$—	$50,315	$365,824	$974,664	$1,171,319
Cost of sales(1)	—	105,238	359,779	716,225	1,081,588
Gross profit (loss)	—	(54,923)	6,045	258,439	89,731
Operating expenses:
Research and development	9,572	38,254	34,913	74,113	78,865
General and administrative	17,316	18,351	29,705	54,038	35,701
Selling and marketing	771	4,776	10,711	10,384	17,713
Litigation settlement	—	—	—	23,153	—
Amortization of acquired intangible assets	—	—	3,462	14,368	41,251
Total operating expenses	27,659	61,381	78,791	176,056	173,530
Income (loss) from operations	(27,659)	(116,304)	(72,746)	82,383	(83,799)
Other income (expenses):
Interest income	18,681	10,980	5,616	10,587	11,356
Interest expense	—	(176)	(1,425)	(13,698)	(38,785)
Foreign currency exchange gain (loss)	197	247	1,523	8,218	(3,355)
Other, net	187	2,650	888	2,441	4,462
Subsidy income	5,942	—	—	—	—
Total other income (loss), net	25,007	13,701	6,602	7,548	(26,322)
Income (loss) before income tax	(2,652)	(102,603)	(66,144)	89,931	(110,121)
Income tax — current	—	—	—	186	285
Net income (loss) after taxes and before minority interest and loss from equity investment	(2,652)	(102,603)	(66,144)	89,745	(110,406)
Minority interest	—	—	—	—	251
Loss from equity investment	—	—	—	—	(1,379)
Net (loss) income	(2,652)	(102,603)	(66,144)	89,745	(111,534)
Deemed dividend on preference shares(2)	—	—	37,117	18,840	—
(Loss) income attributable to holders of ordinary shares	$(2,652)	$(102,603)	$(103,261)	$70,905	$(111,534)
Income (loss) per ordinary share, basic	$(0.03)	$(1.27)	$(1.14)	$0.01	$(0.01)
Income (loss) per ordinary share, diluted	$(0.03)	$(1.27)	$(1.14)	$0.00	$(0.01)
Ordinary shares used in calculating basic income (loss) per share(3)(4)	80,000,000	80,535,800	90,983,200	14,199,163,517	18,184,429,255
Ordinary shares used in calculating diluted income (loss) per share(3)(4)	80,000,000	80,535,800	90,983,200	17,934,393,066	18,184,429,255
Income (loss) per ADS, basic(5)				$0.25	$(0.31)
Income (loss) per ADS, diluted(5)				$0.20	$(0.31)
ADS used in calculating basic income (loss) per ADS(5)				283,983,270	363,688,585
ADS used in calculating diluted income (loss) per ADS(5)				358,687,861	363,688,585

Other Financial Data:
Gross margin	—	-109.2%	1.7%	26.5%	7.7%
Operating margin	—	-231.2%	-19.9%	8.5%	-7.2%
Net margin	—	-203.9%	-18.1%	9.2%	-9.5%
Operating Data:
Wafers shipped (in units):
Logic(6)	—	26,419	188,316	597,533	662,895
Total(7)	—	82,486	476,451	943,463	1,347,302
Average selling price (in US$):
Logic(6)	—	$794	$896	$1,066	$962
Total(7)	—	$558	$733	$979	$834

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.
(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.
(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2001, 2002, 2003, and 2005 basic income (loss) per share did not differ from diluted loss per share.
(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).
(5)	Fifty ordinary shares equals one American Depository Share (“ADS”).
(6)	Excluding copper interconnects and DRAM wafers.
(7)	Including logic, DRAM, copper interconnects and all other wafers.

	As of December 31,
	2001	2002	2003	2004	2005
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$178,920	$91,864	$445,276	$607,173	$585,797
Short-term investments	—	27,709	27,165	20,364	13,796
Accounts receivable, net of allowances	—	20,110	90,539	169,188	241,334
Inventories	4,749	39,826	69,924	144,018	191,238
Total current assets	235,196	185,067	680,882	955,418	1,047,465
Land use rights, net	48,913	49,354	41,935	39,198	34,768
Plant and equipment, net	478,950	1,290,910	1,523,564	3,311,925	3,285,631
Acquired intangible assets, net	—	14,748	41,120	77,735	195,179
Equity investment	—	—	—	—	17,820,890
Total assets	763,059	1,540,078	2,290,506	4,384,276	4,583,416
Total current liabilities	249,071	263,655	325,430	730,330	896,038
Total long-term liabilities	—	405,432	479,961	544,462	622,497
Total liabilities	249,071	669,087	805,391	1,274,792	1,518,535
Minority interest	—	—	—	—	38,782
Stockholders’ equity	$513,988	$870,991	$1,485,115	$3,109,484	$3,026,099

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in US$ thousands)
Cash Flow Data:
Net income (loss)	$(2,652)	$(102,603)	$(66,145)	$89,745	$(111,534)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,445	84,537	233,905	456,961	745,926
Net cash provided by (used in) operating activities	3,360	(48,802)	114,270	518,662	648,105
Purchases of plant and equipment	(459,779)	(761,704)	(453,097)	(1,838,773)	(872,519)
Net cash used in investing activities	(501,779)	(751,144)	(454,498)	(1,826,787)	(859,652)
Net cash provided by financing activities	583,152	712,925	693,497	1,469,764	190,364
Net increase (decrease) in cash and cash equivalents	$84,630	$(87,056)	$353,412	$161,896	$(21,376)

Risk Factors

Risks Related to Our Financial Condition and Business

Our short operating history makes it difficult to evaluate our business and prospects.

We were founded in April 2000 and did not commence commercial production until January 2002. Because of our limited operating history, there may not be an adequate basis upon which to evaluate our future operating results and prospects, and we have only limited insight into the trends that may emerge and may adversely affect our business and operating results.

We may not be able to achieve or maintain profitability, primarily due to our high fixed costs and correspondingly high levels of depreciation expenses.

After over three years of losses from operations totaling in excess of US$216 million, we had operating income of US$82 million in 2004. However, in 2005, our losses from operations totaled $84 million. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur high capital expenditures and depreciation expenses as we equip and ramp up additional fabs, expand our capacity at our existing fabs and construct new fabs. Accordingly, we may not be able to achieve or maintain profitability.

The cyclical nature of the semiconductor industry and periodic overcapacity in the industry make our business and operating results particularly vulnerable to economic downturns.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterized by fluctuations in end-user demand, reduced demand for integrated circuits, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively during periods of increased demand in order to have the capacity needed to meet expected demand in the future. If actual demand does not increase or declines, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry-wide capacity exceeds demand. If industry-wide capacity exceeds demand, our operations would be subject to more intense competition, and our results of operations may suffer because of the resulting pricing pressure and capacity underutilization. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from achieving or maintaining profitability. For example, from 2001 to mid-2003, the semiconductor industry experienced a downturn due to a number of factors, including a slowdown in the global economy and in the communications sector. We expect that industry cyclicality will continue. In addition, a slowdown in the growth in demand for, or the continued reduction in selling prices of, devices that use semiconductors may decrease the demand for our services and reduce our profit margins. If we cannot take appropriate or effective actions in a timely manner during future downturns, such as reducing our costs to sufficiently offset declines in demand for our services, our business and operating results may be adversely affected.

Our results of operations may fluctuate from year to year, which may make it difficult to predict our future performance and may result in a decline in the prices of our ordinary shares and ADSs if we fail to meet our expectations or those of the public market analysts and investors in these periods.

Our sales, expenses, and results of operations may fluctuate significantly from year to year due to a number of factors, many of which are outside our control. Our business and operations are subject to a number of factors, including:

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

Since our inception in 2000, we have grown rapidly. Our wafer shipment and sales grew from zero in 2000 to 1,347,302 wafers and US$1,171.3 million in 2005. During this period, we commenced commercial production at four 8-inch fabs and one 12-inch fab, and the range of process technologies we offered grew significantly. We are also in the process of constructing one additional 12-inch fab at our Shanghai site and have undertaken management contracts to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. At December 31, 2000, we had 122 employees; and at December 31, 2005, we had 9,096 employees. We plan to hire a significant number of additional employees as our fabs in Tianjin and Beijing ramp up and the fab in Shanghai currently under construction becomes operational. This expansion, as well as our participation in a joint venture with Toppan Printing Co., Ltd. and an assembly and testing facility in Chengdu, and the management of wafer manufacturing facilities in Chengdu and Wuhan, China, have presented, and continue to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth or to handle the additional responsibilities of being a public company, we may experience difficulties managing our growth and our business and operating results could be adversely affected.

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

Our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our cost of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which could have an adverse effect on our business and results of operations.

Our sales cycles can be long, which could adversely affect our operating results and cause our income stream to be unpredictable.

Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and can last as long as one year or more, particularly for new technologies. Sales cycles to IDM customers typically take relatively longer since they usually require our engineers to become familiar with the customer’s proprietary technology before production can commence. In addition, even after we make the initial product shipments, it may take the customer several more months to reach full production of that product using our foundry services. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. Orders ultimately received may not be in accordance with our expectation with respect to product, volume, price or other terms, which could adversely affect our operating results and cause our income stream to be unpredictable.

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

We have been dependent on a small number of customers for a substantial portion of our business. For the year ended December 31, 2005, our five largest customers accounted for 64.0% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach or exceed our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which would have an adverse effect on our results of operations.

Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2005, our capital expenditures totaled approximately US$903 million and we currently expect our capital expenditures in 2006 to total approximately US$1,100 million. These capital expenditures will be used primarily to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2006. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.

We currently have a significant amount of debt. The agreements relating to these loans contain covenants such as financial and other restrictive covenants which are customary to loan documents. See “Operating and Financial Review and Prospects–Liquidity and Capital Resources.” A breach of our loan agreements could have important consequences for our company. For example, they could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue own growth plan and technology upgrades and migrations;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry;

•	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	restrict our ability to receive dividends from and transfer funds from our Chinese operating subsidiaries.

We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if our cash flow from operations are lower than expected.

The construction and equipping of new fabs and the expansion of existing fabs are subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.

We plan to continue to expand our business through the development of new fabs. We are building the shell for a 12-inch fab located on our Shanghai site and plan to expand significantly the capacity at our existing fabs in Beijing. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future fabs in accordance with our plans. Such potential events include, but are not limited to:

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

The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as TSMC, United Microelectronics Corporation, or UMC, and Chartered Semiconductor Manufacturing Ltd., or Chartered Semiconductor, as well as the foundry services offered by some IDMs, such as IBM. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

Our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. We understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the home jurisdiction of TSMC and UMC. Such restrictions could be reduced or lifted at any time, which may lead to increased domestic competition with such competitors and adversely affect our business and operating results.

Our ability to compete successfully depends to some extent upon factors outside of our control, including import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully in our industry or are unable to maintain our position as a leading foundry in China, our results of operations and financial condition will be adversely affected.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for our business and therefore may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition and results of operations.

The semiconductor industry is capital-intensive and requires investment in advanced equipment that is available from a limited number of manufacturers. The market for equipment used in semiconductor foundries is characterized, from time to time, by significant demand, limited supply and long delivery cycles. Our business plan depends upon our ability to obtain our required equipment in a timely manner and at acceptable prices. During times of significant demand for the types of equipment we use, lead times for delivery can be as long as one year. Shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition, and results of operations.

We expect to have an ongoing need to obtain licenses for the proprietary technology of others, which subjects us to the payment of license fees and potential delays in the development and marketing of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2005, we had been granted seventy-three patents, thirty-eight in Taiwan, eleven in the U.S., and twenty-four in China, whereas we believe our competitors and other industry participants have been issued numerous patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry, our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

There is frequent intellectual property litigation, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters, in our industry. In some cases, a company can avoid or settle litigation on favorable terms because it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio will not likely place us in such a bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for allegedly infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be foreclosed from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products.

If we breach the terms and conditions of the settlement agreement regarding the patent and trade secret litigation with TSMC, we may be required to accelerate the payment of the then outstanding amounts due under the settlement agreement and the litigation proceedings may be recommenced or re-filed. If the litigation is recommenced and we are unable to successfully defend ourselves, we may be required to pay damages, obtain a license from TSMC, or discontinue sales of certain of our products in the United States.

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

The patent cross-license agreement and settlement agreement are terminable upon a breach of the settlement agreement by SMIC. Any such breach may result in the filing of a lawsuit relating to such breach, recommencement or re-filing of the legal proceedings and acceleration of the outstanding monetary payment obligations under the settlement agreement. If the legal proceedings were reinstituted or re-filed and TSMC were to succeed on its patent infringement claims in the United States, we may be ordered to pay damages for past infringement, discontinue sales of certain of our products in the United States and, as to future sales, either enter into a license agreement with TSMC or incur the cost of designing around the patents that were found to have been infringed, if any. If TSMC were to succeed on its trade secret claim, it could seek damages or an injunction, the materiality of which would depend on the amount, nature and significance of the trade secrets we would be found to have misappropriated, if any. The occurrence of any of these events could have a material adverse effect on our business and operating results and, in any event, the cost of litigation could be substantial.

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

We may be unable to integrate successfully the Beijing mega-fab and fab in Tianjin with our existing operations in Shanghai in a timely manner, which could adversely affect our operating results.

The ramp-up of our Beijing mega-fab and fab in Tianjin involve the integration of new facilities with our existing operations in Shanghai, which we refer to as our Shanghai mega-fab. These facilities are located in three different locations and have different operating configurations. We are currently in the process of implementing this integration.

The challenges of combining the operations of our Beijing mega-fab and Tianjin fab with the operations of our Shanghai mega-fab include integrating technologies with different wafer sizes, integrating personnel with diverse business backgrounds, combining different corporate cultures and managing a geographically dispersed organization. Operating in three different locations also requires us to liaise with three different sets of local and municipal governmental authorities, which places additional administrative burdens on our management.

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

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, we are required, for fiscal year 2006, to perform an evaluation of our internal controls over financial reporting and file an assessment of its effectiveness with the SEC. For fiscal year 2006, our external auditors are required to attest to and report on our managements’ assessment on internal control over financial reporting.

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

Our financial statements are prepared in U.S. dollars. Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Although we enter into foreign currency forward exchange contracts, we are still affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the Renminbi. Any significant fluctuations among these currencies may lead to an increase in our costs, which could adversely affect our operating results. See “—Risks Related to Conducting Operations in China—Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” for a discussion of risks relating to the Renminbi.

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

For the fiscal year ended December 31, 2005, we accounted for share-based compensation transactions, such as stock option grants, using the intrinsic value method (based on the discount to fair market value on the date of grant) as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. On December 16, 2004, the Financial Accounting Standards Board, FASB, issued FAS 123R, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, which, as amended in April 2005, requires that such transactions be accounted for using a fair value based method and recognized as expenses in our consolidated statement of income, effective as of the start of our fiscal reporting period commencing after December 15, 2005, the effective date. FAS 123R requires that a modified prospective method be used to account for share-based compensation transactions. Under FAS 123R, we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as we do now. This means that the fair value of new awards granted on or after the effective date (plus unvested awards as of the effective date) will be expensed over the remaining vesting period. This change in the accounting policy with respect to the treatment of employee stock option grants may adversely affect our earnings and may have a significant impact on our consolidated statement of operations.

Implementation of FAS 123R may result in inconsistent financial disclosure.

Under FAS 123R, we have the option of adopting a modified retrospective application. Because we have decided not to adopt a modified retrospective application, our financial performance for periods when FAS 123R accounting is not applied will not be comparable with the performance for periods when FAS 123R accounting is applied. If a comparison is made, performance for periods when FAS 123R is applied may appear to be significantly below performance for earlier periods.

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

As is common in the semiconductor industry, we may experience difficulty in ramping up production at new or existing facilities, such as our Beijing mega-fab and our fab in Tianjin in which we expect to add a significant amount of new equipment. This could be due to a variety of factors, including hiring and training of new personnel, implementing new fabrication processes, recalibrating and requalifying existing processes and the inability to achieve required yield levels.

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

The results of the joint ventures may be reflected in our operating results to the extent of our ownership interest, and losses of the joint ventures could adversely impact our operating results. As a result of our ownership of Toppan SMIC Electronics (Shanghai) Co., Ltd., we recorded a loss of US$1.4 million in 2005. Operational challenges confront the joint ventures. Integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time. The new joint ventures are likely to confront numerous challenges in commencing their operations and operating successfully. The business of the joint ventures will be subject to operational risks that would normally arise for these types of businesses pertaining to manufacturing, sales, service, marketing, and corporate functions. Competition in the CMOS image sensor market and semiconductor assembly and testing industry will involve challenges from numerous, well-established companies with substantial resources and significant market share.

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

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 77.1% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and operating results.

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these factors will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fab in Tianjin and our Beijing mega-fab are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in yield.

We are subject to the risk of damage due to fires or explosions because the materials we use in our manufacturing processes are highly flammable. Such damage could temporarily reduce our manufacturing capacity, thereby adversely affecting our business and operating results.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosions and fires. While we have not, to date, experienced any explosion or fire due to the nature of our raw materials, the risk of explosion and fire associated with these materials cannot be completely eliminated. Although we maintain comprehensive fire insurance and insurance for the loss of property and the loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses due to an explosion or fire. If any of our fabs were to be damaged or cease operations as a result of an explosion or fire, it could temporarily reduce our manufacturing capacity, which could adversely affect our business and operating results.

Our Beijing mega-fab is located in an area that is susceptible to seasonal dust storms, which could create impurities in the production process at these facilities and require us to take additional measures or spend additional capital to further insulate these fabs from dust, thereby adversely affecting our business and operating results.

The location of our Beijing mega-fab makes it susceptible to seasonal dust storms, which could cause dust particles to enter the buildings and affect the production process. Although we are constructing precautionary filtration systems, these may not adequately insulate the Beijing mega-fab against dust contamination. If dust were to affect production in the Beijing mega-fab, we could experience quality control problems, losses of products in process and delays in shipping products to our customers. In addition, we may have to spend additional capital to further insulate the Beijing mega-fab from dust if our current precautionary measures are insufficient. The occurrence of any of these events could adversely affect our business and operating results.

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

The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage the development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. For example, in 2004, the Chinese government announced that by April 1, 2005, the preferential value-added tax policies, which previously entitled certain qualified companies to receive a refund of the amount exceeding 3% of the actual value-added tax burden relating to self-made integrated circuit product sales, would be eliminated. While we have not previously benefited materially from such preferential value-added tax policies, any reduction or elimination of other incentives currently provided to us could adversely affect our business and operating results.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (“PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an approximately 2.0% appreciation of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse affect on our business and operating results.

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

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2005, approximately 5.8% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, and SMIC Tianjin. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP.

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

Item 4. Information on the Company

History and Development of the Company

We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, telephone number: (86) 21-5080-2000. Our registered agent is M&C Corporate Services Limited, located at P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Since our global offering, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.”

We were founded by Dr. Richard Ru Gin Chang, our Chief Executive Officer and President, who has more than 27 years of experience in the semiconductor industry. In August 2000, we started construction of the first fab in our Shanghai mega-fab. The first fab in the Shanghai mega-fab commenced pilot production in September 2001, and we achieved internal qualification of our 0.18 micron CMOS logic process at this fab in December 2001. That fab and the portion of our second fab in our Shanghai mega-fab which provides aluminum interconnects, commenced commercial production in January 2002. The portion of this second fab which provides copper interconnects and a third fab in our Shanghai mega-fab commenced commercial production in January 2003. All the fabs comprising the Shanghai mega-fab are located in the Zhangjiang High-Tech Park. In January 2004, we completed the acquisition of an 8-inch wafer fab located in the Xiqing Economic Development Area in Tianjin, China, and commenced mass production in May 2004. We commenced construction of our Beijing mega-fab in the Beijing Economic and Technological Development Area in December 2002. The Beijing mega-fab consists of three twelve-inch fabs, the first of which commenced commercial production in March 2005 and is China’s first 12-inch fab.

We have entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., to manufacture color filters and micro-lenses for CMOS image sensors and a joint venture agreement with United Test and Assembly Center Ltd. to provide assembly and testing services in Chengdu focusing on memory and logic devices. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. We maintain customer service and marketing offices in Japan, Europe, and the United States and a representative office in Hong Kong.

The foundry industry requires a significant amount of capital expenditures in order to construct, equip, and ramp up fabs. We incurred capital expenditures of US$492 million, US$2,000 million and US$903 million in 2003, 2004 and 2005, respectively, for these purposes. We anticipate that in 2006, we will incur US$1,100 million of capital expenditures, principally to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.

Our fabs had an aggregate capacity, as of December 31, 2005, of 132,260 8-inch wafer equivalents per month for wafer fabrication and 19,959 wafers per month for copper interconnects. We anticipate that as of the end of 2006, we will have an aggregate capacity of 185,000 8-inch wafer equivalents per month.

For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”

Business Overview

We are one of the leading semiconductor foundries in the world. We operate three 8-inch wafer fabrication facilities in our Shanghai mega-fab located in the Zhangjiang High-Tech Park in Shanghai, China, an 8-inch wafer fab in Tianjin, China and a 12-inch wafer fab in our Beijing mega-fab located in the Beijing Economic and Technological Development Area in Beijing, China. These fabs had an aggregate capacity as of December 31, 2005 of 132,260 8-inch wafer equivalents per month for wafer fabrication and 19,959 wafers per month for copper interconnects, which positions us as the leading foundry in China. In addition, we have constructed two additional 12-inch fabs for our Beijing mega-fab and are constructing an additional 12-inch fab for our Shanghai mega-fab. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. We also operate a fab at our Shanghai site which produces solar cells. Due to the unique nature of solar cells, this fab is not considered a part of our Shanghai mega-fab.

We currently provide semiconductor fabrication services using 0.35 micron to 90 nanometer process technology for the following devices:

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

Our Industry

The Semiconductor Industry

Since the invention of the first semiconductor transistor in 1948, integrated circuits have become critical components in an increasingly broad range of electronics applications, including personal computers, wired and wireless communications equipment, televisions, consumer electronics and automotive and industrial control applications. Advancements in semiconductor design techniques and process technologies have allowed for the mass production of increasingly smaller and more powerful semiconductor devices at lower costs. This has resulted in the availability and proliferation of more complex integrated circuits with higher functionality. These integrated circuits may now each contain up to millions of transistors.

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

Process technologies are the set of specifications and parameters implemented for manufacturing the circuitry on integrated circuits. The transistor circuitry on an integrated circuit typically follows lines that are less than one micron wide (1/1,000,000 of a meter). The linewidths of the circuitry, or the minimum physical dimensions of the transistor gate of integrated circuits in production, is used as a general rule for classifying generations of process technology of integrated circuits. Progress in the advancement of the integrated circuit has been driven by the scaling, or downsizing, of its components, primarily the transistors. By systematically shrinking the size of the transistors, the number of allowable transistors per die increases, and thus the number of dies on a given wafer, has also increased. Our current process technology ranges from 0.35 micron to 90 nanometer.

Importance of Integrated Circuits for China’s Domestic Market and China’s Emergence as a Global Electronics Manufacturing Center

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

Increasing Importance of the Semiconductor Foundry Industry

As the cost of establishing new fabrication capacity has continued to rise, foundries have progressed from simply providing manufacturing capacity to becoming key strategic partners offering research and development capabilities and manufacturing process technologies. There have historically been a limited number of semiconductor foundries in the industry due to the high barriers to entry, which include significant capital commitments, scarcity of qualified engineers and advanced intellectual property and technology requirements. Many IDMs, such as Elpida, Infineon and Texas Instruments, have begun outsourcing their fabrication requirements for complex and high performance semiconductor devices to foundries in order to supplement their own internal capacities and become more cost competitive. In addition, fabless semiconductor companies have shifted from relying on the excess fabrication capacity of IDMs to utilizing independent foundries to meet the majority of their wafer production needs. We believe that we are well positioned to benefit from the growth of fabless semiconductor companies and the increase in outsourcing by IDMs, particularly because our facilities are equipped to manufacture integrated circuits using leading edge technologies at competitive costs.

The increasing trend in IDM outsourcing and the further development of fabless semiconductor companies are the two key drivers for the growth of the foundry industry, which is expected to significantly outpace the growth of the overall semiconductor industry. According to IC Insights, the size of the foundry industry in terms of worldwide sales reached US$16.5 billion in 2005, representing a 20.5% compound annual growth rate from US$5.5 billion in 1998, and is projected to reach US$39.5 billion by 2008, representing a compound annual growth rate of 21.8% since 1998. In contrast, the overall semiconductor industry is expected to grow at a compound annual rate of 9.5% over the same time period.

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

Capitalize on Our Early Mover Advantage to Capture Semiconductor Industry Growth Opportunities in China

We are a leader and an early mover in the advanced semiconductor foundry industry in China. According to the China Center for Information Industry Development, there are over 500 fabless semiconductor companies and design centers in China. The majority of these potential customers are located around the Greater Shanghai and Beijing metropolitan areas in the vicinity of our existing fabs. Most of these domestic fabless companies focus on the design of integrated circuits in an attempt to meet the needs of domestic market demand in terms of features and functionality. We believe that as the fabless integrated circuit industry in China matures, there will be an increased demand for foundry services in China. We are committed to offering customers best-in-class services and solutions that are customized for their particular technological capabilities and financial resources. We have already established foundry relationships with a significant number of leading local fabless semiconductor companies in China. We believe that by establishing our company as a key foundry partner to local semiconductor companies at an early stage of their development, we will be well positioned to take advantage of the potential semiconductor industry growth in China.

Currently, we believe we have the largest installed 8-inch wafer fabrication capacity and the only 12-inch wafer fabrication capacity in China. Our location in China allows us to develop close relationships with the increasing number of IDMs and systems companies that are, or whose customers are, moving their existing manufacturing facilities to, or establishing new facilities in, China. Similar to our strategy regarding fabless semiconductor companies, we believe our close proximity to these IDMs and systems companies will allow us to form close alliances with them to meet the growing demand for electronic devices both within China and around the world.

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

We have established partnerships with leading semiconductor companies and research institutes, such as Fujitsu Limited, Infineon Technologies AG, Interuniversitair Micro-Elektronica Centrum vzw, or IMEC, Freescale Semiconductor Inc., or Freescale, Elpida, and Toshiba, and intend to continue to maintain and broaden our list of technology partners. Our partnerships with leading semiconductor companies have not only provided us with access to a diverse portfolio of technologies, but have also helped to strengthen our relationships with these companies, some of which are our customers. We believe our relationships with these customers have, in turn, helped us establish credibility in the market and attract new customers.

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

Through the production of DRAM wafers, we have been able to quickly ramp up our production facilities, debug our production processes and equipment, and train our personnel in a high volume, advanced process fabrication environment. We will continue to manufacture DRAM wafers for our customers on a foundry basis and expect that our production of DRAM wafers “on spec” will decrease. At the same time, we have increased and intend to continue increasing, the relative production volume of logic wafers since these products generally have more stable prices and margins than commodity-type DRAM. As a result, we expect that our production of DRAM wafers as a percentage of overall production will decrease.

Our Fabs

We have implemented a “One Mega Fab” project to align the capabilities of our Shanghai fabs and of our Beijing fabs by standardizing our equipment and processes. As a mega-fab, a wafer produced at any of our fabs at one location should have statistically the same wafer acceptance test results and wafer yields as a semiconductor wafer produced at any of our other fabs that are producing the same product at that same location. This increases the flexibility of our total capacity and allows us to avoid costs and delays related to additional customer qualifications when we shift production from one fab to another.

The table below sets forth a summary of our current fabs and fabs under construction:

	Shanghai Mega-Fab	Beijing Mega-Fab	Tianjin

Number and Type of fab	8-inch fabs: Three in production 12-inch fab: One under construction	12-inch fabs: One in production, two additional fabs to be equipped	8-inch fab: One in production

Pilot production commencement	September 2001	July 2004	February 2004

Commercial production commencement	January 2002	March 2005	May 2004

Wafer size	8-inch 12-inch (under construction)	12-inch	8-inch

Production clean room size	23,310 m2	17,945 m2	8,463 m2

In addition to our Shanghai mega-fab, we have two additional fabs at our Shanghai site. A portion of one facility in Shanghai is being leased to Toppan SMIC Electronics (Shanghai) Co., Ltd., which manufactures color filters and micro-lenses for CMOS image sensors. The other fab in Shanghai manufactures solar cells. Most of the administrative and management functions of our fabs are centralized at our corporate headquarters in the Zhangjiang High-Tech Park in the Pudong New Area of Shanghai.

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

Management of Fabs

We also have undertaken agreements relating to wafer manufacturing facilities in Chengdu and Wuhan, China. Under these agreements, we will not invest any money to construct or equip the wafer manufacturing facilities but will manage the operations, including the wafer loadings, of the facilities.

Our Services

Wafer Fabrication Services

We currently provide semiconductor fabrication services using 0.35 micron to 90 nanometer technology for the following devices:

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

We believe we are one of the few foundries in the world to offer copper interconnects technologies to our global customers. We believe we are also the first foundry in China to introduce copper technology on a 0.13 micron production line. The capacity for our copper interconnects line was 19,959 wafers per month as of December 31, 2005.

Our Technologies

We manufacture the following types of semiconductors:

•	Logic Semiconductors. Logic semiconductors process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers, DSPs and graphic chips. Logic semiconductors are used in communications devices, computers and consumer products, with the most advanced logic semiconductors dedicated primarily to computing applications.

•	Mixed-Signal and RF. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog signals and digital data. We make 0.35 micron to 0.13 micron mixed-signal and RF semiconductors using the CMOS process. The primary uses of mixed-signal semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, while RF semiconductors are primarily used in communications devices, such as cell phones.

•	High Voltage. High voltage semiconductors are semiconductor devices that can drive high voltage electricity to systems that require voltage of between five volts to several hundred volts. Our high voltage technologies provide solutions for display driver integrated circuits, power supplies, power management, telecommunications, automotive electronics and industrial controls.

•	Memory Semiconductors. Memory semiconductors, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memory, which lose their data content when power supplies are switched off, or non-volatile memory, which retain their data content without the need for a constant power supply. Examples of volatile memory include SRAM and DRAM, and examples of non-volatile memory include electrically erasable programmable read-only memory, or EEPROM, NAND Flash and OTP. Memory semiconductors are used in communications devices, computers and many consumer products.

•	Specialty Semiconductors.

•	LCoS. LCoS microdisplays are tiny, high resolution, low power displays designed for high definition televisions, projectors and other products that use or rely on displays. Compared with other display technologies, such as liquid crystal and plasma, LCoS displays have higher resolution and higher fill factor, resulting in superior images, colors and performance. LCoS process technology represents an enhancement of mixed-signal CMOS process technology with the addition of a highly reflective mirror layer.

•	CIS. CIS devices are sensors that are used in a wide range of camera-related systems, such as digital cameras, digital video cameras, handset cameras, personal computer cameras and surveillance cameras, which integrate image-capturing capabilities onto a chip. CIS is rapidly becoming a cost-effective and low power replacement for competing charged-coupled devices, or CCDs. Since CIS devices are fabricated with CMOS technology, they are easier to produce and more cost-effective than CCDs. By combining camera functions on a chip, from the capture of photos to the output of digital bits, CMOS image sensors reduce the parts required for a digital camera system, which in turn enhances reliability, facilitates miniaturization, and enables on-chip programming. Our CIS process is based on our CIS array technology.

We are one of the leading foundries in the world in terms of the process technologies that we are capable of using in the manufacturing of semiconductors: 40.6% of our wafer sales in 2005 were from products that utilized advanced technology of 0.13 micron and below.

The following table sets forth the actual and projected range of process technology capabilities of our fabs:

Fab	Month and year of commencement of commercial production of initial fab	Process technology (in microns)
		2003	2004	2005	2006
Wafer fabrication :
Shanghai Mega-fab	January 2002	0.35/0.25/ 0.18/0.15/0.13	0.35/0.25/ 0.18/0.15/ 0.13/0.11	0.35/0.25/ 0.18/0.15/ 0.13/0.11/0.09	0.35/0.25/ 0.18/0.15/ 0.13/0.11/0.09

Beijing Mega-fab	March 2005	—	0.15/0.13/0.10	0.15/0.13/0.11/ 0.10/0.09	0.15/0.13/0.11/ 0.10/0.09

Tianjin fab	May 2004	—	—	0.35/0.18(3)	0.35/0.25/ 0.18/0.15
Metal Interconnects (aluminum and copper):
Shanghai mega-fab Aluminum	January 2002	0.35/0.25/ 0.18/0.15	0.35/0.25/ 0.18/0.15/0.13	0.35/0.25/ 0.18/0.15/0.11	0.35/0.25/ 0.18/0.15/0.11

Shanghai mega-fab Copper	January 2002	0.13	0.13	0.13	0.13/0.09

Beijing mega-fab Copper	Second half of 2006	—	—	—	0.13/0.09

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2003, 2004, and 2005 and each of the quarters in the year ended December 31, 2005:

	For the year ended December 31,		For the three months ended				For the year ended
Process Technologies	2003	2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	December 31, 2005
	(based on sales in US$)
0.13 micron	11.8%	11.7%	29.2%	44.5%	43.8%	42.9%	40.6%
0.15 micron	9.9%	14.2%	12.5%	2.5%	2.7%	5.2%	5.4%
0.18 micron	22.0%	42.6%	40.3%	40.7%	45.3%	42.3%	42.3%
0.25 micron	34.5%	7.1%	4.6%	3.9%	3.1%	3.3%	3.7%
0.35 micron	21.8%	24.4%	13.4%	8.4%	5.1%	6.3%	8.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Technology Partners

Our technology partners have licensed to us leading process technology and design intellectual property. Our technology partners include the following:

•	Chartered Semiconductor for 0.18 micron logic;

•	Fujitsu Limited for 0.22 micron DRAM and 0.18 micron FCRAM™;

•	Infineon Technologies AG for 0.14 micron and 0.11 micron DRAM;

•	Elpida Memory, Inc. for 0.10 micron and 90 nanometer DRAM; and

•	Toshiba for 0.21 micron and 0.15 micron SRAM.

One of these technology partners, specifically Infineon Technologies AG, is among our five largest customers in 2005.

Our other technology partners include ARM Limited, IMEC, Freescale, VeriSilicon Holdings, Ltd. and Virage Logic Corporation. Some of these technology arrangements involve corresponding foundry or supply agreements in which we agree to guarantee a minimum capacity for the fabrication of specific products for these technology partners. Certain of our technology partners only allow us to use their technology to manufacture wafers for them.

Manufacturing Capacity

We currently manufacture 8-inch silicon wafers based on proprietary designs provided by our customers or third party designers. Since commencing commercial production, we believe we have the largest 8-inch wafer fabrication capacity among the semiconductor foundries in China. We believe we have the most advanced process technology among foundries in China and were the first fab to use 0.18 micron process technology. In January 2003, we commenced commercial production using 0.13 micron copper interconnects process technology. We believe we are currently the only fab in China to offer 0.13 micron copper interconnects process technology and 90 nanometer wafer fabrication process technology.

The following table sets forth the historical capacity of our wafer fabrication and copper interconnects fabs as of December 31, 2005:

Fab	2003	2004	2005
Wafer Fabrication:
Wafer fabrication capacity as of year-end(1):
Shanghai mega-fab	49,000	81,406	89,892
Beijing mega-fab	—	7,027	27,368
Tianjin fab	—	14,182	15,000

Total monthly wafer fabrication capacity as of year-end(1)	49,000	102,615	132,260

Wafer fabrication capacity utilization	94%	98%	89%

Copper Interconnects:

Copper interconnects capacity as of year-end(1):
Shanghai mega-fab(2)	9,000	17,802	19,959

(1)	All output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month. Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)	Reflects wafers fabricated using the copper interconnects line and does not include wafers fabricated using the aluminum interconnects line. As a small number of wafers produced by our aluminum interconnects lines also utilize the copper interconnects capabilities, our reported capacity and output data for our copper interconnects line overlaps to a limited extent with such data for our aluminum interconnects lines.

As of December 31, 2005, our aggregate wafer fabrication capacity was 132,260 8-inch wafer equivalents per month for wafer fabrication and 19,959 wafers per month for copper interconnects.

A key factor influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significant positive effect on output and profitability. In both 2002 and 2003, our wafer fabs had an average annual utilization rate of 94%, in 2004, our wafer fabs had an average annual utilization rate of 98%, and in 2005, our wafer fabs had an average annual utilization rate of 89%. Factors affecting utilization rates include our ability to manage the production facilities and product flows efficiently, the percentage line yield of wafers during the fabrication process, the complexity of the wafer produced, and the actual product mix. In addition, we have manufactured DRAM to fill our production lines when the volume demand of other products does not fully utilize our available capacity. As a result, our utilization rate has historically remained high.

We determine the capacity of a fab based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to setup for production runs and approximately one to two days of scheduled annual maintenance, and expected product mix. All of our fabs currently operate 24 hours per day, seven days per week, except during periods of annual maintenance. Employees in our fabs work shifts of 12 hours each day on a two-days-on, two-days-off basis.

We have often used DRAM as the initial product to test the production capabilities at a new fab. This is because DRAM requires higher process accuracy, more precise process control and a higher degree of engineering skills and operational disciplines, and can therefore assist in early identification of any potential process, equipment or fab-related production problems. This DRAM is either manufactured on a foundry basis for our customers or sold by us to the market through our distributors under technology licensing and royalty arrangements. However, the market for DRAM devices has also been more volatile and susceptible to sudden price drops in recent years. We expect that our production of DRAM wafers as a percentage of our overall production will decrease. For our new wafer fabs, we anticipate using logic products as the initial product to test the wafer fab’s production capacity.

Capacity Expansion Plans

We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. Our capital expenditures in 2004 were approximately US$2,000 million and our capital expenditures in 2005 were approximately US$903 million. We currently expect that our capital expenditures in 2006 will be approximately US$1,100 million, which we plan to fund through our operating cash flows and bank loans. If necessary, we will also explore other forms of external financing. We plan to use this capital primarily to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.

We also will seek to participate in strategic partnerships to meet the demands of our customers. For example, in July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai, for the manufacture of color filters and micro-lenses for CMOS image sensors. These products are increasingly being used in consumer products such as mobile phone cameras, digital cameras and automobile and home security applications. Toppan SMIC Electronics (Shanghai) Co., Ltd. commenced pilot production in December 2005. We hold a 30% equity interest in Toppan SMIC Electronics (Shanghai) Co., Ltd.

Management of Fabs

We also have undertaken agreements relating to wafer manufacturing facilities in Chengdu and Wuhan, China. Under these agreements, we will not invest any money to construct or equip the wafer manufacturing facilities but will manage the operations, including the wafer loadings, of the facilities.

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

Design Support Services

Our design support services include providing our customers with access to the fundamental technology files and intellectual property libraries that facilitate customers’ own integrated circuit design. We also offer design reference flows and access to our design center alliance, as well as layout services. In addition, we collaborate with industry leaders in electronic design automation, library and intellectual property services to create a worldwide network of expertise, resources and services that are available to implement and produce a customer’s designs. As of December 31, 2005, we employed over 191 engineers devoted solely to design support services.

Libraries

As part of the necessary building blocks for our customers’ semiconductor designs, we offer libraries of compatible designs for portions of semiconductors, such as standard cells, I/O and selected memory blocks, in addition to technology files. We have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries early on in the development of new process technologies so that our customers can quickly design sophisticated integrated circuits that utilize the new process technologies. We also have arrangements with other providers of libraries to provide our customers with access to a broad library portfolio for their designs. In particular, we offer a portfolio of ASIC library and design kits for a wide range of tested and verified circuit applications and design-flow implementation. These include standard cell, I/O and memory compilers in 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, and 0.13 micron process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design reuse and fast integration into the overall design system. We are currently developing additional libraries. Our library partners include ARM, Synopsys, Inc., VeriSilicon, and Virage Logic.

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

While most of our mask-making services are for customers that also utilize our wafer fabrication services as part of our overall foundry service, we also produce masks for other domestic and overseas fabs as a separate revenue-generating service. For 2005, our management estimates that these mask-only customers constituted approximately 30% of our mask-related business. Our mask shop also cooperates with our research and development department to develop new technologies and designs.

Our mask-making facility, which is located in Shanghai, includes a 3,750 square meters clean room with up to class I specifications. It is designed for flexible expansion and is equipped with advanced equipment. We believe that much of this equipment is the most advanced in the world. At present, our mask shop offers both five-inch by five-inch and six-inch by six-inch reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services. As of December 31, 2005, we had 157 personnel employed in our mask shop.

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

Wafer Probing, Assembly and Testing Services

We have our own probing facilities in Shanghai and Beijing that provide test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners for those customers that request them.

Our probing facility in Shanghai occupies a clean room space of 3,000 square meters, and our probing facility in Beijing occupies a clean room space of 1,400 square meters. Both facilities are rated at class 1,000 cleanliness and are equipped with advanced testers, probers and laser repair machines for logic, memory, and mixed-signal products. The probing facility in Beijing supports testing of Beijing’s 12-inch wafers and Tianjin’s 8-inch wafers. We estimate that these facilities’ current aggregate capacity for the probing of memory and logic devices is 65,500 wafers per month. We employ more than 190 personnel to provide these probing services. We have testing equipment for memory, logic and mixed signal applications, including some equipment that has been consigned to our Shanghai facility by our customers. This consigned testing equipment has been specially designed and built by our customers in order to probe their particular products at our facility.

Our facility with United Test and Assembly Center Ltd. is located in Chengdu, China and provides both assembly and testing services for 8-inch and 12-inch wafers. This facility focuses on memory and logic devices. Our facility in Chengdu occupies a total area of 215,000 square meters. Construction area is 40,668 square meters, including approximately 11,000 square meters of clean room area. This facility commenced commercial production in the first quarter of 2006.

We have also established a network of partners that provide additional probing services, as well as assembly and testing services, for our customers that request these additional services. We have relationships with assembly and testing partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., which have helped to enhance the range of services that we are able to offer our customers. We estimate that as of December 31, 2005, approximately 50% of the wafers we fabricated were probed at our in-house probing facility, with the remainder being outsourced to our partners.

Customers and Markets

Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2003, 2004 and 2005:

	For the year ended December 31,
	2003		2004		2005
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	$125,416	34.3%	$391,788	40.2%	$515,437	44.0%
Integrated device manufacturers	169,329	46.3%	515,282	52.9%	613,869	52.4%
Systems companies and others	71,079	19.4%	67,594	6.9%	42,013	3.6%

Total	$365,824	100.0%	$974,664	100.0%	$1,171,319	100.0%

We categorize our sales geographically based on the headquarters of the customer that issues the purchase order. The following table sets forth the geographical distribution of our sales and percentage of sales for 2003, 2004 and 2005:

	For the year ended December 31,
	2003		2004		2005
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	$134,080	36.7%	$391,433	40.2%	$478,162	40.8%
Europe	40,251	11.0%	125,596	12.9%	316,576	27.0%
Asia Pacific (excluding Japan and Taiwan(1)	52,691	14.4%	201,882	20.7%	175,846	15.0%
Taiwan	97,820	26.7%	120,652	12.3%	138,154	11.8%
Japan	40,982	11.2%	135,101	13.9%	62,581	5.4%

Total	$365,824	100.0%	$974,664	100.0%	$1,171,319	100.0%

(1)	We believe a significant portion of the semiconductors ordered from customers headquartered in China are eventually exported as components in electronic products assembled in China.

We have a global and diversified customer base that includes IDMs, namely Fujitsu Limited, Infineon Technologies AG, Samsung Electronics Co., Ltd., STMicroelectronics Pte. Ltd. and Texas Instruments Incorporated, and fabless semiconductor companies, namely Broadcom Corporation, Elite Semiconductor Memory Technology Inc., and Marvell Semiconductor, Inc. The foregoing is not intended to identify our top customers, but rather to provide a representative sampling of our customer base. IDMs generally provide more stable and longer term purchase contracts, have higher order volumes, and license process technology to us. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule or demands lower prices. In 2003, 2004 and 2005, our five largest customers accounted for approximately 57.0%, 59.1% and 64.0% of our sales, respectively. Our two largest customers in 2003, Samsung Electronics and Texas Instruments, accounted for approximately 12.1% and 11.7% of our sales in that year, respectively. Our two largest customers in 2004, Broadcom and Fujitsu, accounted for approximately 13.4% and 12.7% of our sales in that year, respectively. Our two largest customers in 2005, Infineon and Broadcom, accounted for approximately 25.8% and 14.7% of our sales in that year, respectively.

Our director, Lip-Bu Tan, is also a director of, and holds a shareholding interest of less than 1.0% in, ISSI, one of our five largest customers in 2003. In 2003, ISSI accounted for approximately 10.7% of our sales. In 2004, ISSI accounted for less than 6% of our sales. In 2005, ISSI accounted for 3.3% of our sales.

Our President and Chief Executive Officer, Richard Ru Gin Chang, and his wife together hold shareholding interests of less than 0.1% in one of our five largest customers in 2003, 2004 and 2005, Texas Instruments.

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

The following table sets forth a breakdown of our sales by application type for 2003, 2004 and 2005:

	For the year ended December 31,
	2003		2004		2005
Application Type(1)	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing	$139,375	38.1%	$231,235	23.7%	$423,163	36.1%
Communications	162,520	44.4%	551,635	56.6%	492,791	42.1%
Consumer	44,339	12.1%	138,314	14.2%	202,153	17.3%
Others	19,590	5.4%	53,480	5.5%	53,212	4.5%

Total	$365,824	100.0%	$974,664	100.0%	$1,171,319	100.0%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver integrated circuits, graphic processors and other components that are commonly used in personal digital assistants and desktop and notebook computers and peripherals. “Communications” consists of integrated circuits used in digital subscriber lines, digital signal processors, wireless LAN, LAN controllers, LCD drivers, handset components and caller ID devices. “Consumer” consists of integrated circuits used for DVD players, game consoles, digital cameras, smart cards and toys.

The following table sets forth a breakdown of our sales by service type for 2003, 2004 and 2005:

	For the year ended December 31,
	2003		2004		2005
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of DRAM wafers	$139,553	38.1%	$193,950	19.9%	$384,587	32.8%
Fabrication of logic wafers(1)	209,914	57.4%	730,160	74.9%	739,296	63.1%
Other(2)	16,357	4.5%	50,554	5.2%	47,436	4.1%

Total	$365,824	100.0%	$974,664	100.0%	$1,171,319	100.0%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.
(2)	Includes mask-making and probing, etc.

We have customer service and marketing offices located in California, Milan, Shanghai, and Tokyo and a representative office in Hong Kong. Our Shanghai office serves China and other non-Japan Asian markets, our California office serves the North American market, and our Milan and Tokyo offices serve the European and Japanese markets, respectively. We also sell some products through sales agents in selected markets.

We believe that the most effective means of marketing our foundry services is by developing direct relationships with our customers. Our customer engineers work closely with our sales force by providing detailed technical advice and specifications to customers. We believe a significant portion of our business also arises through customer referrals. We believe that our focus on customer service has been an important factor in attracting leading semiconductor companies as customers. The key elements of our customer service are our customer-oriented culture, responsiveness, flexibility, and delivery accuracy. We offer the advantage of a short lead time and product cycle to customers who need finished products within a short time frame.

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

We provide our customers with 24-hour online access to necessary information to conduct business with us. From our technical capabilities to a customer’s order status, we provide an online solution for our customers. From wafer fabrication, wafer sorting and assembly to final testing and shipping, our data center electronically transfers data, work-in-progress tracking, yield/cycle-time reports, and quality/engineering data to customers.

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

Research and Development

Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. After giving effect to the reclassification, research and development expenses were US$34.9 million in 2003, US$74.1 million in 2004, and US$78.9 million in 2005, which represented 9.5%, 7.6%, and 6.7%, respectively, of our sales in those respective years. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. These research and development costs are subsequently classified in cost of sales upon commencement of commercial production at that particular wafer facility. We plan to continue to invest significant amounts in research and development in 2006 for our 65 nanometer manufacturing process. In order to increase the efficiency of our research and development efforts, we have formed separate logic and memory technology development centers.

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

Intellectual Property

While we continue to develop and patent our own technologies, we expect to have an ongoing need to obtain licenses for the proprietary technologies of third parties to enable us to manufacture certain advanced wafers for our customers. To date, we have been granted seventy-three patents, thirty-eight in Taiwan, eleven in the U.S., and twenty four in China, and have more than 450 patent applications pending in the United States, China and Taiwan. We believe our competitors and other industry participants have numerous patents concerning wafer fabrication and related technologies in multiple countries.

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

We believe it is customary in the semiconductor industry for companies with large patent portfolios to have greater leverage in negotiating license arrangements with third parties due to their ability to offer cross-licensing arrangements. We believe that, to date, the disparity between our patent portfolio and the substantially larger portfolios of our competitors has not had a material impact on our ability to negotiate license arrangements on terms acceptable to us. For example, as a part of the settlement agreement of the patent infringement claims with TSMC, we and TSMC entered into a patent cross-license agreement under which each party will license the other party’s patent portfolio through December 2010. However, in the future, we may not have the ability to negotiate license agreements on terms acceptable to us, and thus we may have to accept unfavorable and more costly licensing terms, which could adversely affect our margins, operating results, and competitiveness. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

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

We have applied for trademarks relating to our corporate logo and trade name “SMIC” in the United States, China, Hong Kong and Taiwan. We have been grated trademarks for our English trade name in China and Taiwan and our Chinese trade name in Hong Kong. There can be no assurance that other trademarks will be granted.

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

Our competitors and potential competitors include TSMC, UMC and Chartered Semiconductor. According to a leading IC industry market research company, TSMC, UMC and Chartered Semiconductor had market shares of approximately 44.8%, 15.4% and 6.2%, respectively, in the semiconductor foundry industry in 2005. We had a market share of approximately 6.4% in 2005, which represents a growth rate of approximately 20%, the highest growth rate among these foundries. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. See “Risk Factors—Risks Related to Our Financial Condition and Business—If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.”

We believe we are the only emerging semiconductor foundry to have reached foundry capacity in excess of 125,000 8-inch wafers per month. We aim to use our competitive advantages of geographic location, scale, and technology partnerships to maintain and enhance our position in the global market.

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

Raw Materials

Our fabrication processes use many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 21.7% of our cost of sales in 2003, 21.1% of our cost of sales in 2004 and 18.9% of our cost of sales in 2005. The three largest components of raw material costs—raw wafers, chemicals and gases—accounted for approximately 41%, 32% and 9%, respectively, of our raw material costs in 2003, approximately 41%, 20% and 11%, respectively, of our raw material costs in 2004 and approximately 42%, 22% and 11%, respectively, of our raw material costs in 2005. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability with respect to delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated on a quarterly basis and quantity allocations are adjusted for subsequent periods based on these evaluations and on the prices offered by these vendors. To date, we have not experienced any shortages in the supply of our raw materials, and we do not expect to experience any such shortages in the foreseeable future.

The most important raw material used in our production is silicon in the form of raw wafers. The principal suppliers of our raw wafers are Hong Kong Topco Scientific Co., Ltd., Komatsu Electronic Metals Co., Ltd. and MEMC Electronic Materials, Inc. In 2005, we purchased approximately 77% of our overall raw wafer requirements from these three raw wafer suppliers. We have in the past obtained sufficient quantities of 8-inch and 12-inch wafers and believe we will continue to be able to obtain a sufficient supply of 8-inch and 12-inch raw wafers.

For 2005, our largest and five largest raw materials suppliers accounted for approximately 14.0% and 43.5%, respectively, of our overall raw materials purchases. For 2004, our largest and five largest raw materials suppliers accounted for approximately 10.6% and 40.7%, respectively, of our overall raw materials purchases. For 2003, our largest and five largest raw materials suppliers accounted for approximately 12% and 46%, respectively, of our overall raw materials purchases. Having made all reasonable inquiry, we are not aware of any director or shareholder (which to the knowledge of our directors own more than 5% of our issued share capital) or their respective associates, which had shareholding interests in any of our five largest suppliers. Almost all of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

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

The semiconductor manufacturing process uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab from Pudong Vivendi Water Corporation Limited, for our Beijing mega-fab from Beijing Waterworks Group Co. Ltd. and for our Tianjin fab from the Tianjin Municipal Water Department. We believe these water supplies are adequate for our requirements and are not subject to any seasonal or periodic shortages. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing facilities, and our water recycling systems in each of our fabs allow us to recycle 40% to 70% of the water used during the manufacturing process.

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

Scope of Regulation

The Several Policies to Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the State Council on June 24, 2000, together with other ancillary laws and regulations, regulate integrated circuit production enterprises, or ICPEs. The State Council issued the Integrated Circuit Policies in order to encourage the development of the software and integrated circuits industry in China. The Integrated Circuit Policies form the basis for a series of laws and regulations that set out in detail the preferential policies relating to ICPEs. Such laws and regulations include:

•	the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Taxation Policy Issues Encouraging the Further Development of the Software Industry and the Integrated Circuit Industry, or the Integrated Circuit Notice, jointly issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on September 22, 2000, as amended by the Notice of the Ministry of Finance and the State Administration of Taxation on Approval Procedure Concerning Implementing Enterprise Income Tax Policies of the Software and Integrated Circuit Industry on Foreign Invested Enterprises, or the Approval Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on July 1, 2005;

•	the Notice on Taxation Policies Encouraging the Further Development of the Software and the Integrated Circuit Industry, or the Further Development Taxation Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on October 10, 2002, as amended by the Notice on Termination of Value-added Tax Refund Policies for Integrated Circuits, or the Termination Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on October 25, 2004;

•	the Notice on Taxation Policies Concerning the Import of Raw Materials and Consumables Used for Production by Some Integrated Circuit Production Enterprises for Their Own Use, or the Raw Materials Taxation Notice, issued by the Ministry of Finance on August 24, 2002;

•	the Notice on Taxation Policies Concerning the Import of Construction Materials Specially used for Clean Rooms by Some Integrated Circuit Production Enterprises, or the Construction Materials Taxation Notice, issued by the Ministry of Finance on September 26, 2002;

•	the Notice by the Ministry of Finance and the State Administration of Taxation on Increasing Tax Refund Rate for Export of Certain Information Technology Products, or the Export Notice, issued on December 10, 2004;

•	the Measures for the Accreditation of the Integrated Circuit Enterprises Encouraged by the State (For Trial Implementation), or the Accreditation Measures, jointly issued by the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs on October 21, 2005; and

•	the Interim Measures for the Management of the Special Fund for the Research and Development of the Integrated Circuit Industries, or the Fund Measures, jointly issued by the Ministry of Finance, the Ministry of Information Industry and the National Development and Reform Commission on March 23, 2005.

Preferential Industrial Policies Relating to ICPEs

ICPEs duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Integrated Circuit Policies, accreditation of ICPEs is determined by the competent examination and approval authorities responsible for integrated circuit projects after consultation with relevant taxation authorities. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao and Taiwan) engaging in the fabrication, package, or testing of integrated circuit chips and the production of monocrystalline silicon of six inches or above, excluding the integrated circuit design enterprise. The accreditation of ICPEs is included in the accreditation of the integrated circuit enterprises. Such accreditation is determined by the competent authorities consisting of the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs, which jointly designate the China Semiconductor Industrial Association as the accreditation institution. Any enterprise qualified under the requirements set forth in the Accreditation Measures is entitled to apply to the China Semiconductor Industrial Association for the accreditation of the ICPE. The accreditation of ICPEs is annually reviewed. If the enterprise fails to apply for the annual review in time, it shall be deemed as giving up such accreditation and if the enterprise fails in the annual review, the accreditation will also be canceled.

SMIC Shanghai, SMIC Beijing, and SMIC Tianjin have received accreditation as ICPEs entitling them to the preferential industrial policies described below.

Encouragement of Domestic Investment in ICPEs

Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission on December 2, 2005, the Chinese government encourages (i) the design and fabrication of integrated circuits with a linewidth of less than 1.2 micron, (ii) the fabrication of the equipment of large scale integrated circuit and (iii) the fabrication of mixed integrated circuits. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from customs duties and import-linked value-added tax, except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Subject to Tax Exemptions, as stipulated by the State Council and amended in 2000.

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

Preferential Taxation Policies

Preferential Value-added Tax Policy

Under Article 1 of the Further Development Taxation Notice of the Ministry of Finance and Administration of Taxation on the Tax Policies For Further Encouraging the Development of Software and Integrated Circuit Industries (October 10, 2002 No. 70 [2002] Cai-Shui), from January 1, 2002 to the end of 2010, the sale of self-made integrated circuits (including monocrystalline silicon chips) is subject to a value-added tax levy of 17%. After the value-added tax is levied, the taxpayer was to be entitled to a refund for the portion exceeding 3% of the actual value-added tax burden. The tax refund was required to be used by the enterprise for the research and development of integrated circuits and to increase production.

Under the Termination Notice of the Ministry of Finance and the State Administration of Taxation on Stopping the Tax Refund Policy of Value-added Tax on Integrated Circuit (No. 174 [2004] of the Ministry of Finance), as of April 1, 2005, implementation of Article 1 of the Further Development Taxation Notice was terminated.

Under the Export Notice of the Ministry of Finance and the State Administration of Taxation on Increasing the Export Tax Refund Rate of a Part of IT Products (No. 200 [2004] Cai-shui), as of November 1, 2004, the tax refund rate for exports of integrated circuits is to increase from 13% to 17%.

Preferential Enterprise Income Tax Policies

Under the Integrated Circuit Policies and the Integrated Circuit Notice of the State Council of the People’s Republic of China on Encouraging the Development of Software and Integrated Circuit Industries (No. 18 [2000] Guo-fa), ICPEs whose total investment exceeds Rmb 8,000 million (approximately US$967 million) or whose integrated circuits have a linewidth of less than 0.25 micron are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and communications industries. The Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the Implementation Rules for the Income Tax Law provide preferential treatment of, exemption from or reduction of foreign enterprise income tax, or FEIT, for enterprises with foreign investment engaged in the energy and communications industries. After approval by the relevant taxation authorities, each of SMIC Shanghai, SMIC Beijing and SMIC Tianjin will become entitled to a 15% FEIT and a full exemption from FEIT for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years.

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

Preferential Time Limit for Depreciation of Equipment Used in Production

Under Article 2 (2) of the Integrated Circuit Notice of the Ministry of Finance and Administration of Taxation on the Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries (No. 25 [2000] Cai-Shui), upon approval by the State Administration of Taxation of foreign investment enterprises whose total investment exceeds US$30 million, and upon approval by the relevant local or provincial taxation authorities of foreign investment enterprises whose total investment is less than US$30 million, the time limit for depreciation of equipment used by an ICPE for production purposes may be shortened to not less than three years.

Under the Approval Notice, Article 2(2) of the Integrated Circuit Notice concerning the approvals by the competent tax authorities is terminated and an ICPE is entitled to decide by itself the time limit for depreciation of equipment used for production purpose when preparing for income tax declaration.

Exemption of Customs Duties and Import-related Value-added Tax

Under the Integrated Circuit Policies and the Integrated Circuit Notice of the State Council of the People’s Republic of China on Encouraging the Development of Software and Integrated Circuit Industries (No. 18 [2000] Guo-fa), ICPEs whose total investment exceeds Rmb 8,000 million or whose integrated circuits have a linewidth of less than 0.25 micron are exempt from customs duties and import-related value-added tax when importing the raw materials and consumables for the production purpose of ICPEs..

The Raw Materials Taxation Notice further sets forth a detailed list of the raw materials and consumables used for production that are subject to the preferential tax treatment set forth above.

Under the Integrated Circuit Notice, integrated circuit technology, production equipment, and equipment and instruments specialized for use in fabricating integrated circuits that are imported by a duly accredited ICPE are, with the exception of commodities listed in the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions as stipulated by the State Council and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions as stipulated by the State Council and amended in 2000, exempt from customs duties and import-related value-added tax.

Under the Construction Materials Taxation Notice of the Ministry of Finance and Administration of Taxation on the Tax Policies for the Clean Room Construction Materials of the Integrated Circuit Industry (No. 152 [2002] Cai-shui), commencing January 1, 2001, the importation of construction materials, auxiliary equipment and spare parts for the production of integrated circuits, specifically for clean rooms (as listed in the annex to the Construction Materials Taxation Notice), by ICPEs whose total investment exceeds Rmb 8,000 million or whose integrated circuits have a linewidth of less than 0.25 micron is exempt from customs duties and import-related value-added tax.

Preferential Policies Encouraging Research and Development

Under the Fund Measures, enterprises duly incorporated as independent legal entities in the PRC (except for Hong Kong, Macao and Taiwan) engaging in the design, fabrication, package or testing of integrated circuits may apply for the special fund designed to support exclusively the research and development of the integrated circuit industry. Such fund is appropriated from central budget and the application for it is subject to the review and approval by the Examination Committee consisting of the members from the Ministry of Finance, the National Development and Reform Commission and the Ministry of Information Industry. The special fund for research and development shall be in a form of gratuitous aid and the amount of such aid to a single research and development activity shall not exceed 50 % of the expenditures thereof.

Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including:

•	the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985, as amended at the seventeenth meeting of the Standing Committee of the Ninth National People’s Congress on August 25, 2000;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

•	the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•	the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, as amended at the twenty-fourth meeting of the Standing Committee of the Ninth National People’s Congress on October 27, 2001;

•	the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.

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

Income Tax on Fees for the Use of Proprietary Technology

Under the Provisional Regulations Concerning the Reduction and Exemption of Income Tax on Fees for the Use of Proprietary Technology, issued by the Ministry of Finance on December 13, 1982, preferential income tax treatment is granted with respect to fees for the use of proprietary technology concerning certain integrated circuit production technologies, provided that such proprietary technology is licensed by a foreign company, enterprise or other economic organization which has no establishment in the territory of the PRC. With respect to fees for the use of the proprietary technology (including fees for blueprints and documentation, fees for technical services and fees for personnel training relating to the right of use of the transferred proprietary technology), such as technology for fabricating integrated circuits, income tax may be levied at a reduced rate of 10%. Income tax may be exempted if the relevant technology is deemed to be advanced and the terms for use of the proprietary technology are preferential.

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

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. At present, the Shanghai mega-fab has received approval with respect to the relevant environmental impact assessment report and believes it can receive the discharge permit in the second half of 2006. The solar cell fab located on the Shanghai site has received approval with respect to the relevant environmental impact assessment report and believes that it can receive the discharge permit in the first half of 2007. SMIC Tianjin and SMIC Beijing have received approval with respect to their relevant environmental impact assessment reports and discharge registrations. Semiconductor Manufacturing International (Chengdu) Corporation, which is our testing and assembly joint venture, has received approval with respect to the relevant environmental impact assessment report and is in the process of applying for a discharge registration.

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

Maples and Calder, our counsel as to Cayman Islands law, Slaughter and May, our counsel as to Hong Kong law, and Fangda Partners, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:

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

Organizational Structure

We operate primarily through three wholly owned subsidiaries in China. The chart below sets forth our significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities:

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal Activity
Garrison Consultants Limited	Western Samoa April 3, 2000	100%	Provision of consultancy services

Betterway Enterprises Limited	Western Samoa April 5, 2000	100%	Provision of marketing related services

Semiconductor Manufacturing International (Shanghai) Corporation*	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Beijing) Corporation*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Tianjin) Corporation*	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (AT) Corporation	Cayman Islands July 26, 2004	56.6%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation*	The PRC August 16, 2004	56.6%	Manufacturing and trading of semiconductor products

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Science Corporation*	The PRC September 9, 2005*	100%	Manufacturing and trading of solar cell related semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the PRC.

Property, plant and equipment

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

In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Risk Factors—Risks Related to Conducting Operations in China—Limits placed on exports into China could substantially harm our business and operating results.” To date, however, we have not experienced any major difficulties or delays in sourcing, purchasing and installing the equipment we need to fabricate wafers for our customers.

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

Property

Our corporate headquarters and our mega-fab in Shanghai occupy 367,895 square meters of land, for which we hold valid land use rights certificates. These fabs currently occupy approximately 45% of this total land area. We also hold valid land use rights for the 240,140 square meters of land that comprise our Beijing site, approximately 75% of which will be occupied by the Beijing mega-fab. In 2005, we received land use rights certificates for 215,733 square meters of land in Tianjin, which is occupied by the Tianjin fab. We own all of the buildings and equipment for our fabs, except for certain customer-owned tooling provided to our Shanghai operations for test production on a consignment basis from our customers.

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Location	Size (Land/Building)	Primary Use	Owned(1) or Leased (Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/164,795	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/61,990	Wafer fabrication	owned/owned
Japan	na/55	Marketing activities	na/leased
USA	na/743	Marketing activities	na/leased
Italy	na/280	Marketing activities	na/leased
Hong Kong(2)	na/100	Representative Office	na/leased

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.
(2)	In February 2006, we purchased approximately 300 square meters of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated under the laws of British Virgin Islands.

Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to an amendment to its domestic bank loan agreements, SMIC Shanghai has pledged a portion of its land use right to the lenders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For a description concerning our capacity, capacity utilization rate and capacity expansion plans, please see “Item 5-Operating and Financial Review and Prospects-Factors that Impact our Results of Operations.”

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

We have established a risk management committee and an emergency response center to respond to all emergencies. The facility monitoring and control system and security monitoring room located within our emergency response center are where all emergency responses begin. These rooms are equipped with 24-hour safety and security monitoring systems such as closed circuit television, gas monitoring systems, chemical dispensing systems, very early smoke detection apparatus, public announcement systems, and fire alarm systems.

Each department conducts emergency drills on a quarterly basis in accordance with our emergency response plan to address all possible emergency situations that could arise. These emergency scenarios include fires, gas leakages, chemical spills, and power losses.

We maintain insurance with respect to our facilities, equipment, and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including industrial accidents and natural disasters, generally up to their respective replacement values and lost profits due to business interruption. We have not made any significant claims under these insurance policies. Equipment and inventories in transit are also insured. We believe that our overall insurance coverage is adequate.

Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs, and of recycling equipment. Our operations are subject to regulation and periodic monitoring by China’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Pudong Municipal Government, the Tianjin Municipal Government, and the Beijing Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and provide that the Chinese national and local governments may at their own discretion close or suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or any of our subsidiaries, and we believe that we have been in material compliance with applicable environmental regulations and standards.

We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxide waste, and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements.

We received ISO 14001 certification for our Fab 1 in the Shanghai mega-fab in August 2002 from the British Standards Institute and continue to implement improvement programs in connection with this certification. Our Fab 2 and Fab 3B, both in the Shanghai mega-fab, achieved ISO 14001 certification in February 2003. The ISO 14001 quality standard is a voluntary standard and part of a comprehensive series of quality standards for environmental management published by the International Standards Organization. The ISO 14001 quality standards cover environmental management principles, systems and supporting techniques. In 2006, our Fab 1 and Fab 2 were certified as Sony’s “Green Partners.” Sony’s “Green Partner” program requires companies to comply with policies that prevent and minimize hazardous environmental impact in product development and manufacturing.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We were founded in April 2000. In 2000 and 2001, our company was in its development stage and did not have any sales. During this period, we established our management structure, acquired land use rights, constructed, equipped and commenced the ramp-up of production at our 8-inch wafer facilities in Shanghai which are referred to as the Shanghai mega-fab, and began our research and development activities. The first fab in the Shanghai mega-fab and the portion of our second fab which provides aluminum interconnects, commenced commercial production in January 2002. The portion of our second fab which provides copper interconnects and a third fab commenced commercial production in January 2003. In January 2004, we acquired an 8-inch fab in Tianjin, China, from MCEL, a wholly owned subsidiary of Motorola. The first fab in the Beijing mega-fab commenced commercial production in March of 2005. As of December 31, 2005, we had reached total wafer fabrication capacity of 152,219 8-inch wafer equivalents per month. We believe that this speed of capacity ramp-up represents one of the fastest in the semiconductor industry. Our wafers shipped and sales increased from 82,486 wafers and US$50.3 million for 2002 to 476,451 wafers and US$365.8 million for 2003 to 943,463 wafers and US$974.6 million for 2004 to 1,347,302 wafers and US$1,171.3 million for 2005.

We manage our business and measure our results of operations based on a single operating segment. We plan to have aggregate monthly wafer fabrication capacity of 185,000 8-inch wafer equivalents by the end of 2006. As we increase our capacity and corresponding wafer production, we benefit from economies of scale. When our capacity utilization is high, these economies of scale enable us to reduce our per wafer production cost and improve our margins. On the other hand, when our capacity utilization rate is low, our unused capacity results in higher per wafer production cost and decreased margins.

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

Substantial Capital Expenditures

The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity since our inception, we incurred capital expenditures of US$897 million, US$492 million, US$2,000 million and US$903 million in 2002, 2003, 2004, and 2005 respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five years. We recorded depreciation and amortization of US$84.5 million, US$233.9 million, US$457.0 million and US$745.9 million in 2002, 2003, 2004 and 2005, respectively.

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. After giving effect to the reclassification, as described below, we spent approximately US$34.9 million in 2003, US$74.1 million in 2004 and US$78.9 million in 2005 for research and development, which represented 9.5%, 7.6% and 6.7%, respectively, of our sales for 2003, 2004 and 2005. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. These research and development costs are subsequently classified in cost of sales upon commencement of commercial production at that particular wafer facility.

We currently expect that our capital expenditures in 2006 will reach approximately US$1,100 million, which we plan to fund through our operating cash flows and bank loans in order to expand our operations. If necessary, we will also explore other forms of external financing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.

Capacity Expansion

We have expanded, and plan to continue to expand, our capacity through internal growth and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We plan to have aggregate wafer fabrication capacity of 185,000 8-inch wafer equivalents per month by the end of 2006.

We also will seek to participate in strategic partnerships to expand our capacity. For example, in July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd. to manufacture color filters and micro lenses for CMOS image sensors. Toppan SMIC Electronics (Shanghai) Co., Ltd. commenced pilot production in December 2005.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped decreased 14.8% from US$979 per wafer in 2004 to US$834 per wafer in 2005, mainly due to declines in DRAM prices and industry pricing softness. Prices of our different process technologies vary significantly and, in general, the prices of the specific process technologies we provide decrease over time as the technology employed gradually becomes more mature and commoditized. Therefore, it is necessary to continually introduce new higher margin and more technologically advanced services to help counteract this trend of decreasing price levels.

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

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2003, 2004 and 2005 and each of the quarters in the year ended December 31, 2005:

	For the year ended December 31,		For the three months ended				For the year ended December 31, 2005
Process Technologies	2003	2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(based on sales in US$)
0.13 micron	11.8%	11.7%	29.2%	44.5%	43.8%	42.9%	40.6%
0.15 micron	9.9%	14.2%	12.5%	2.5%	2.7%	5.2%	5.4%
0.18 micron	22.0%	42.6%	40.3%	40.7%	45.3%	42.3%	42.3%
0.25 micron	34.5%	7.1%	4.6%	3.9%	3.1%	3.3%	3.7%
0.35 micron	21.8%	24.4%	13.4%	8.4%	5.1%	6.3%	8.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The following table sets forth a breakdown of our sales by service type for 2003, 2004 and 2005:

	For the year ended December 31
	2003		2004		2005
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of DRAM wafers	$139,553	38.1%	$193,950	19.9%	$384,587	32.8%
Fabrication of logic wafers(1)	209,914	57.4%	730,160	74.9%	739,296	63.1%
Other(2)	16,357	4.5%	50,554	5.2%	47,436	4.1%

Total	$365,824	100.0%	$974,664	100.0%	$1,171,319	100.0%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.
(2)	Includes mask-making and probing, etc.

Capacity Utilization Rates

Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2003, 2004 and 2005, approximately 48%, 54% and 69.0%, respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 94% in 2003, 98% in 2004 and 89% in 2005. Factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, and mechanical failures and other operational disruptions, such as those relating to capacity expansions or relocation of equipment.

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

Our capacity is determined by us based on the capacity ratings for each piece of equipment, as specified by the manufacturers of such equipment, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, and expected product mix. Because these factors include subjective elements, our measurement of capacity utilization rates may not be comparable to those of our competitors.

Yield Rates

Yield per wafer is the ratio of the number of functional dies on that wafer to the maximum number of dies that can be produced on that wafer. A significant portion of our services, particularly our memory semiconductor wafer fabrication services, is priced on a per die basis, and our high yields have assisted us in achieving higher margins.

We continuously upgrade the process technologies that we use. At the beginning of each technology migration, the yield utilizing the new technology is generally lower, sometimes substantially lower, than the yield under the then-current technology. This is because it requires time to stabilize, optimize and test a new process technology. We do not ship wafers to a customer until we have achieved that customer’s minimum yield requirements. Yield is generally improved through the expertise and cooperation of our research and development personnel, process engineers, and equipment suppliers.

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

Inventory

Inventories are stated at the lower of cost or market. Market represents the net realizable value for finished goods and work-in-progress, and replacement cost for raw materials. For products manufactured pursuant to customer purchase orders, we are not typically exposed to the risk that the selling price will be lower than the inventory carrying value. We also use available manufacturing capacity to produce commodity-type DRAM that we hold in inventory until sold. We are exposed to the risk that the ultimate selling price of such commodity-type DRAM may be less than the inventory carrying value. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the market value of a good drops below its carrying value, we record a write-off to cost of sales for the difference between the carrying cost and the market value. As of December 31, 2003, December 31, 2004 and December 31, 2005, we carried a lower of cost or market reserve of US$nil, US$10.5 million and US$13.8 million, respectively, to reflect a decline in the estimated market value of the inventory we held on that date. We carry out an inventory review on an item-by-item basis at each quarter-end.

Depreciation and Amortization

We operate in a capital-intensive business. The net book value of our plant and equipment, including land use rights, at December 31, 2005 was US$3,320.4 million. Depreciation of manufacturing buildings and related improvements is provided on a straight-line basis over the estimated useful life of 25 years and commences from the date the facility is ready for its intended use. Depreciation of our manufacturing machinery and equipment, as well as our facility, machinery and equipment, is provided on a straight-line basis over the estimated useful life of 5 to 10 years, commencing from the date that the equipment is placed into productive use. Amortization of land use rights is over the term of the land use right agreement, which ranges from 50 to 70 years. The estimated useful life and dates that the equipment is placed into productive use reflects our estimate of the periods that we intend to derive future economic benefits from the use of our plant and equipment and land use rights.

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

We have continued to construct, acquire, and expand our manufacturing facilities since our inception and, to date, have not experienced any factors that would indicate potential impairment of our long-lived assets. We will continue to review impairment factors as described above and, as a result, impairment charges may be necessary in the future as circumstances change.

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

We have recorded deferred stock-based compensation representing the difference between the fair value of our ordinary shares for accounting purposes and the option exercise price. Prior to the completion of our global offering, we determined the fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preference share placement. Following the completion of our global offering, we have determined the fair value of our ordinary shares based on the closing price of our ADSs on the NYSE. We recorded deferred stock-based compensation of US$31.2 million, US$37.6 million and US$nil for stock options granted to employees during the years ended December 31, 2003, 2004 and 2005, respectively, and we amortized US$11.4 million, US$27.0 million and US$25.7 million for the years ended December 31, 2003, 2004 and 2005, respectively. Had different assumptions or criteria been used to determine the fair value of our ordinary shares, materially different amounts of stock-based compensation could have been reported.

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

Inflation

Although there can be no assurance as to the impact in future periods, we believe that, to date, inflation in China has not had a material impact on our results of operations. Inflation in China was approximately 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

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

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes. Under the asset and liability method, deferred income taxes are recognized for temporary differences, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Foreign Currency Fluctuations

Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Accordingly, we are affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the Renminbi. See “Risk Factors—Risks Related to Conducting Operations in China—Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors—Risks Related to Our Financial Condition and Business—Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates and Item 11-Quantative and Qualitative Disclosures About Market Risk-Foreign Exchange Rate Fluctuation Risk” for a discussion of our efforts to minimize such risks.

Recent Accounting Pronouncements

Our adoption of the following recently issued accounting pronouncements did not have a material impact on our financial position, cash flows or results of operations. We have reflected all disclosure requirements of these pronouncements in our financial statements.

•	FASB Interpretation (FIN), No. 46(R), “Consolidation of Variable Interest Entities.”

•	Staff Accounting Bulletin, No. 104, “Revenue Recognition” (“SAB 104”), which codifies, revises, and rescinds certain sections of SAB 101, “Revenue Recognition in Financial Statements.”

•	EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.”

As of December 31, 2005, we had not yet adopted the following recently issued accounting pronouncements because they are not yet applicable in part or in total:

•	SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43 Chapter 43”, which is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005.

•	SFAS No. 123R (revised 2004), “Share Based Payment,” applicable commencing with our fiscal quarter beginning January 1, 2006.

•	FASB 154, “Accounting Changes and Error Corrections,” which is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005.

During the first quarter of 2006, we recognized a one-time credit adjustment of $5.2 million as a cumulative effect of the adoption of SFAS 123R.

Incentives from the Chinese government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries from the Chinese government. Our Shanghai, Beijing, and Tianjin subsidiaries are qualified as integrated circuit production enterprises under the Chinese government’s Several Policies to Encourage the Development of Software and Integrated Circuit Industry. Under these policies, any company that engages in the semiconductor industry in China and has a total investment size in excess of 8,000 million Renminbi (approximately US$964 million) and fabricates integrated circuits that have a linewidth of less than 0.25 micron are entitled to the last three benefits listed below. We believe that our Shanghai, Beijing, and Tianjin subsidiaries are among only a few companies in China that have qualified for these benefits. For a more detailed discussion of these incentives, see “Item 4—Information on the Company—Regulation.”

Incentive	SMIC Shanghai	SMIC Beijing	SMIC Tianjin
Preferential Value-added Tax Policies	- 17% VAT rate - 17% tax refund rate for exports reduced to 13% as of January 1, 2004 - 13% tax refund rate for exports increased to 17% as of November 1, 2004	- 17% VAT rate - 17% tax refund rate for exports reduced to 13% as of January 1, 2004 - 13% tax refund rate for exports increased to 17% as of November 1, 2004	- 17% VAT rate - 17% tax refund rate for exports reduced to 13% as of January 1, 2004 - 13% tax refund rate for exports increased to 17% as of November 1, 2004

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials

Preferential Time Limit for Depreciation of Equipment Used in Production (applicable to foreign investments exceeding US$30 million)	- No less than three years- According to industry standards, SMIC Shanghai uses 10-year basis	- No less than three years- According to industry standards, SMIC Beijing uses 5-year accelerated basis	- No less than three years- According to industry standards, SMIC Tianjin uses 5-year basis

Operating Results

Sales

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.

In 2005, fabless semiconductor companies accounted for 44.0%, IDMs accounted for 52.4% and systems and other companies accounted for 3.6%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2003, 2004, and 2005, our five largest customers accounted for approximately 57.0%, 59.1%, and 64.0% of our sales, respectively. Our two largest customers in 2003, Samsung Electronics and Texas Instruments, accounted for approximately 12.1% and 11.7% of our sales in that year, respectively. Our two largest customers in 2004, Broadcom and Fujitsu accounted for approximately 13.4% and 12.7% of our sales, respectively. Our two largest customers in 2005, Infineon and Broadcom accounted for approximately 25.8% and 14.7% of our sales in that year, respectively.

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

As an increasing portion of our equipment has come on line, our depreciation expenses attributable to cost of sales have gradually increased from US$37.6 million in 2002, to US$172.7 million in 2003, to US$387.5 million in 2004 and to US$661.0 million in 2005.

Operating expenses

Our operating expenses consist of:

•	Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, and contracted technology development costs. Research and development expenses also include costs relating to pilot production activities prior to the commencement of commercial production.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resource personnel, commercial insurance, fees for professional services, foreign exchange gains and losses from operating activities and costs incurred in connection with developing production capabilities at new fabs, including facility costs and employee costs. Foreign exchange gains and losses relate primarily to period-end translation adjustments due to exchange rate fluctuations that affect payables and receivables directly related to our operations.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

•	Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses relates to stock compensation for those employees who are not directly involved in manufacturing activities and who receive incentives in the form of options on the shares of our company. Deferred stock compensation expenses are the excess of the deemed fair value of shares over the option exercise price at the time of grant, and are amortized on a straight-line basis generally over the four-year vesting period.

Other income (expenses)

Our other income (expenses) consists of:

•	interest income, which has been primarily derived from cash equivalents and short-term investments and interest on share purchase receivables;

•	interest expenses, net of capitalized portions and government interest subsidies, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free promissory note; and

•	other income and expense items, such as those relating to the employee living quarters and school; and

•	foreign exchange gains and losses relating to financing and investing activities, particularly forward contracts.

Comparisons of Results of Operations

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2003, 2004 and 2005 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2001 and 2002 are derived from audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

Beginning in the first quarter of 2005, we have retroactively reclassified certain expenses to disclose financial performance in a manner consistent with the practices of other high-tech companies. All figures presented herein have given effect, where applicable, to this reclassification. Due to the significant increase in the intangible assets resulting from the settlement of the litigation with TSMC, amortization expenses, previously classified in cost of sales and research and development have been reclassified into a single line item, amortization of intangible assets under operating expenses. We believe the reclassification improves the presentation of our financial results and provides more meaningful information to investors. The impact of the reclassification for the years ended December 31, 2004 and December 31, 2003 resulted in a decrease of cost of sales of US$5.2 million and US$3.5 million, a decrease in research and development of US$9.2 million and US$nil, and an increase in amortization of intangible assets expense of US$14.4 million and US$3.5 million, respectively. Share-based compensation is no longer disclosed as a separate line item but has been allocated into cost of sales, research and development, general and administrative, and selling and marketing.

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in US$ thousands, except for per share, per ADS data, percentages and operating data)
Statement of Operations Data:
Sales	$—	$50,315	$365,824	$974,664	$1,171,319
Cost of sales(1)	—	105,238	359,779	716,225	1,081,588
Gross profit (loss)	—	(54,923)	6,045	258,439	89,731
Operating expenses:
Research and development	9,572	38,254	34,913	74,113	78,865
General and administrative	17,316	18,351	29,705	54,038	35,701
Selling and marketing	771	4,776	10,711	10,384	17,713
Litigation settlement	—	—	—	23,153	—
Amortization of acquired intangible assets	—	—	3,462	14,368	41,251
Total operating expenses	27,659	61,381	78,791	176,056	173,530
Income (loss) from operations	(27,659)	(116,304)	(72,746)	82,383	(83,799)
Other income (expenses):
Interest income	18,681	10,980	5,616	10,587	11,356
Interest expense	—	(176)	(1,425)	(13,698)	(38,785)
Foreign currency exchange gain (loss)	197	247	1,523	8,218	(3,355)
Other, net	187	2,650	888	2,441	4,462
Subsidy income	5,942	—	—	—	—
Total other income, net	25,007	13,701	6,602	7,548	(26,322)
Income (loss) before income tax	(2,652)	(102,603)	(66,144)	89,931	(110,121)
Income tax — current	—	—	—	186	285
Net income (loss) after taxes and before minority interest and loss from equity investment	(2,652)	(102,603)	(66,144)	89,745	(110,406)
Minority interest	—	—	—	—	251
Loss from equity investment	—	—	—	—	(1,379)
Net income (loss)	(2,652)	(102,603)	(66,144)	89,745	(111,534)
Deemed dividend on preference shares(2)	—	—	37,117	18,840	—
Income (loss) attributable to holders of ordinary shares	$(2,652)	$(102,603)	$(103,261)	$70,905	$(111,534)
Income (loss) per ordinary share, basic	$(0.03)	$(1.27)	$(1.14)	$0.01	$(0.01)
Income (loss) per ordinary share, diluted	$(0.03)	$(1.27)	$(1.14)	$0.00	$(0.01)
Ordinary shares used in calculating basic income (loss) per ordinary share(3)(4)	80,000,000	80,535,800	90,983,200	14,199,163,517	18,184,429,255
Ordinary shares used in calculating diluted income (loss) per ordinary share(3)(4)	80,000,000	80,535,800	90,983,200	17,934,393,066	18,184,429,255
Income (loss) per ADS, basic(5)				$0.25	$(0.31)
Income (loss) per ADS, diluted(5)				$0.20	$(0.31)
ADS used in calculating basic income (loss) per ADS(5)				283,983,270	363,688,585
ADS used in calculating diluted income (loss) per ADS(5)				358,687,861	363,688,585

Other Financial Data:
Gross margin	—	-109.2%	1.7%	26.5%	7.7%
Operating margin	—	-231.2%	-19.9%	8.5%	- 7.2%
Net margin	—	-203.9%	-18.1%	9.2%	-9.5%

Operating Data:
Wafers shipped (in 8” equivalents)
Logic(6)	—	26,419	188,316	597,533	662,895
Total(7)	—	82,486	476,451	943,463	1,347,302
Average selling price (in US$)
Logic(6)	—	$794	$896	$1,066	$962
Total(7)	—	$558	$733	$979	$834

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.
(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2001, 2002, 2003, and 2005 basic income (loss) per share did not differ from diluted loss per share.
(4)	All share information have been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).
(5)	Fifty ordinary shares equals one ADS.
(6)	Excluding copper interconnects and DRAM wafers.
(7)	Including logic, DRAM, copper interconnects and all other wafers.

Comparisons of the Years Ended December 31, 2003, 2004 and 2005

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales. Sales increased by 20.2% from US$974.7 million for 2004 to US$1,171.3 million for 2005, primarily as a result of the increase in our manufacturing capacity and ability to use such capacity to increase sales. The number of wafers we shipped increased by 42.8%, from 943,463 8-inch wafer equivalents to 1,347,302 8-inch wafer equivalents, between these two periods. The average selling price of the wafers we shipped decreased by 14.8% from US$979 per wafer to US$834 per wafer, while the average selling price of the logic wafers we shipped decreased by 9.8% from US$1,066 per wafer to US$962 per wafer. The percentage of wafer revenues that used 0.13 micron and below process technology increased from 11.7% to 40.6% between these two periods.

Cost of sales and gross profit (loss). After giving effect to the reclassification, cost of sales increased by 51.0% from US$716.2 million for 2004 to US$1,081.6 million for 2005. This increase was primarily due to the significant increase in sales volume, depreciation expenses as we installed new equipment to increase its capacity, and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped. We had a gross profit of US$89.7 million for 2005 compared to a gross profit of US$258.4 million in 2004. Gross margins were 7.7% in 2005 compared to 26.5% in 2004. The decrease in gross margins was primarily due to a decrease in the average selling price per wafer and a higher average cost per wafer resulting from an increase in depreciation expenses.

Operating expenses and loss from operations. After giving effect to the reclassification, operating expenses decreased by 1.4% from US$176.1 million for 2004 to US$173.5 million for 2005 primarily due to the decrease in general and administrative expenses and amortization of deferred stock compensation. As a part of the settlement with TSMC, as described in “Note 11. – Acquired intangible assets, net” and “Note 25. – Litigation”, we allocated US$20.3 million of the total settlement amount to amortization of acquired intangible assets in 2005.

After giving effect to the reclassification, research and development expenses increased by 6.4% from US$74.1 million for 2004 to US$78.9 million for 2005. This increase in research and development expenses resulted primarily from non-recurring startup engineering costs associated with the ramp-up of Fab 4, 90 nanometer and 65 nanometer research and development activities and the increase in depreciation and amortization expenses.

General and administrative expenses decreased by 33.9% to US$35.7 million for 2005 from US$54.0 million for 2004, primarily due to a decrease in personnel and legal fees.

Selling and marketing expenses increased by 70.6% to US$17.7 million for 2005 from US$10.4 million for 2004, primarily due to an increase in engineering material costs associated with sales activities and personnel related expenses.

As a result, our loss from operations was US$83.8 million in 2005 compared to income from operations of US$82.4 million in 2004. Operating margin was negative 7.2% and positive 8.5%, respectively, for these two years.

Other income (expenses). Other income (expenses) decreased from US$7.5 million in 2004 to a negative US$26.3 million in 2005. This decrease was primarily attributable to the increase in interest expense from US$13.7 million in 2004 to US$38.8 million in 2005. This interest expense was primarily due to the increases in borrowing and the costs of borrowing. The foreign currency exchange gains decreased from US$8.2 million in 2004 to a loss of US$3.3 million in 2005.

Net income (loss). Due to the factors described above, we had a net loss of US$111.5 million in 2005 compared to a net income of US$89.7 million for 2004.

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

Cost of sales and gross profit (loss). After giving effect to the reclassification, cost of sales increased by 99.1% from US$359.8 million for 2003 to US$716.2 million for 2004. This increase was primarily due to the significant increase in sales volume, depreciation and manufacturing labor expenses. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped. In addition, deferred stock compensation expenses relating to employees involved in the manufacturing of wafers increased to US$11.6 million in 2004 from US$5.5 million in 2003, primarily due to additional stock options granted and restricted share units awarded to new and existing employees involved in this activity. We amortize the deferred stock compensation expense using the straight-line method over the applicable vesting periods, which is typically four years.

We had gross profit of US$258.4 million for 2004 compared to gross profit of US$6.0 million in 2003. Gross margins improved to 26.5% in 2004 from 1.7% in 2003. The increase in gross margin was primarily due to an increase in the average selling price per wafer, a shift in production to more logic and less DRAM wafers, migration towards more advanced and higher margin process technology and a lower average cost per wafer resulting from our ability to leverage fixed costs over a greater number of wafers manufactured.

Operating expenses and income (loss) from operations. After giving effect to the reclassification, operating expenses increased by 123.4% from US$78.8 million for 2003 to US$176.1 million for 2004 due to the increase in research and development expenses, general and administrative expenses, amortization of deferred stock compensation, and the litigation settlement.

After giving effect to the reclassification, research and development expenses increased by 112.3% from US$34.9 million for 2003 to US$74.1 million for 2004. This increase in research and development expenses resulted primarily from non-recurring startup engineering costs associated with the ramp-up of a fab in our Beijing mega-fab and the commencement of commercial production at our fab in Tianjin, 90 nanometer research and development activities, and an increase in depreciation and amortization expenses.

Furthermore, as a part of the settlement with TSMC, as described in “Item 8—Financial Information—Litigation,” we have allocated US$23.2 million of the total settlement amount to litigation settlement costs in 2004.

General and administrative expenses increased by 81.9% to US$54.0 million for 2004 from US$29.7 million for 2003, primarily due to an increase in salaries due to increased personnel of US$5.2 million and legal fees of US$8.8 million.

Selling and marketing expenses decreased by 3.1% from US$10.7 million for 2003 to US$10.4 million for 2004, which was primarily due to a decrease in engineering material costs relating to sales activities.

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

Liquidity and Capital Resources

The following table sets forth a condensed summary of our audited statements of cash flows for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in US$ thousands)
Net cash provided by (used in) operating activities:
Net income (loss)	$(66,144)	$89,745	$(111,534)
Depreciation and amortization	233,905	456,961	745,926
Total	114,270	518,662	648,105
Net cash used in investing activities:
Purchase of property, plant and equipment	(453,097)	(1,838,773)	(872,519)
Total	(454,498)	(1,826,787)	(859,652)
Net cash provided by financing activities:
Proceeds from short-term borrowings	30,000	91,000	394,159
Proceeds from long-term debt	88,734	256,488	253,433
Proceeds from issuance of ordinary shares at initial public offering	—	1,016,859	—
Proceeds from issuance of Series C preferred stock	530,216	—	—
Proceeds from issuance of Series D preferred stock	—	30,000	—
Collection of subscription receivables	107,010	105,420	—
Total	693,497	1,469,764	190,364
Net increase (decrease) in cash and cash equivalents	$353,412	$161,896	$(21,376)

We incurred capital expenditures of US$492 million, US$2,000 million and US$903 million in 2003, 2004 and 2005, respectively. We have financed our substantial capital expenditure requirements through the proceeds received in our global offering, several rounds of private financing, cash flows from operations, and bank borrowings. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2006. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.

Any transfer of funds from our company to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner. See “Risk Factors—Risks Related to Conducting Operations in China—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.”

As of December 31, 2005, we had US$585.8 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2005 was US$648.1 million, which was primarily due to the loss attributable to holders of ordinary shares of US$111.5 million, an increase of US$47.2 million in inventories due to the increase in commercial production, an increase of US$72.1 million in accounts receivable due to an increase in sales and an increase of US$26.4 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$745.9 million in depreciation and amortization relating to commercial production.

Our net cash provided by operating activities in 2004 was US$518.7 million, which was primarily due to an increase of US$74.1 million in inventories due to the increase in commercial production, an increase of US$78.6 million in accounts receivable due to an increase in sales and an increase of US$49.2 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$457.0 million in depreciation and amortization relating to commercial production. Our net cash provided by operating activities in 2003 was US$114.3 million, which was primarily due to the add-backs of US$233.9 million and US$11.4 million in depreciation and amortization and amortization of deferred stock compensation as non-cash items, respectively. Our net cash provided by operating activities in 2002 was US$48.8 million, which was primarily due to the add-backs of US$84.5 million and US$3.9 million in depreciation and amortization and amortization of deferred stock compensation as non-cash items, respectively.

Our net cash used in investing activities was US$859.7 million in 2005, US$1,826.8 million in 2004, US$454.5 million in 2003, and US$751.1 million in 2002. This was primarily attributable to purchases of plant and equipment and land use rights for our mega-fabs in Shanghai and Beijing in these periods of US$903.0 million, US$2,000.0 million, US$492.0 million, and US$896.9 million, respectively.

Our net cash provided by financing activities in 2005 was US$190.4 million. This was primarily derived from US$394.2 million in proceeds from short-term borrowings, US$253.4 million in proceeds from long-term debt, US$219.7 million in the repayment of short-term borrowings, and US$249.2 million in the repayment of long-term debt.

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

As of December 31, 2005, we had commitments of US$7.0 million to purchase land use rights for the living quarters at SMIC Beijing, US$40.0 million for facilities construction obligations for our facility in Chengdu and the Beijing, Tianjin and Shanghai fabs and US$371.0 million to purchase machinery and equipment for the testing facility in Chengdu, and the Beijing, Tianjin and Shanghai fabs. As of December 31, 2005, we had total commitments of US$42.0 million to invest in certain joint venture projects and expects to complete the cash injection of these projects in the next two years. For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”

As of December 31, 2004, we had commitments of US$7.0 million to purchase land use rights for the living quarters at SMIC Beijing, US$127.0 million for facilities construction obligations for our Beijing, Tianjin and Shanghai fabs, and US$419.0 million to purchase machinery and equipment for our Beijing, Tianjin and Shanghai fabs. For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”

As of December 31, 2005, our outstanding long-term liabilities primarily consisted of US$740.6 million in secured bank loans, of which US$246.1 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in March 2005, with the last payment in June 2010.

As of December 31, 2004, our outstanding long-term liabilities primarily consisted of US$736.4 million in secured bank loans, of which US$192.0 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in March 2005, with the last payment in March 2009.

2001 Loan Facility (SMIC Shanghai). In December 2001, SMIC Shanghai entered into a long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2005, the interest rate on the loan range from 4.34% to 6.16%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. In 2005, SMIC Shanghai repaid US$172.8 million in aggregate principal under this agreement. The interest expense incurred in 2005, 2004 and 2003 was US$16.5 million, US$14.0 million and US$12.3 million, respectively, of which US$3.6 million, US$6.4 million and US$11.9 million was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively.

As part of the same long-term loan arrangements, SMIC Shanghai had a RMB denominated line of credit of RMB396,960,000 (approximately US$48 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIC Shanghai had fully drawn down this line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9.6 million. The interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005, 2004 and 2003 was US$1.6 million, US$2.5 million and US$2.4 million, respectively, of which US$0.4 million, US$1.1 million and US$2.3 million was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively. As of December 31, 2005, this facility was fully repaid.

These long-term loan agreements contained certain financial covenants which initially were superseded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from January 2004 and subsequently were superseded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below.

2004 Loan Facility (SMIC Shanghai). In January 2004, SMIC Shanghai entered into the second phase long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2004, the interest rate on the loan ranged from 4.34% to 6.16%. The interest payment is due on a semiannual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. The interest expense incurred in 2005 was US$12.5 million and US$3.9 million, of which US$2.7 million and US$nil were capitalized as additions to assets under construction in 2005 and 2004, respectively.

In connection with the second phase long-term facility arrangement, SMIC Shanghai has a RMB denominated line of credit of RMB235,678,000 (approximately US$28,476,030). As of December 31, 2004, SMIC Shanghai has no borrowings on this line of credit. In 2005, SMIC Shanghai fully utilized this line of credit and repaid it in full prior to December 31, 2005. The interest expenses incurred in 2005 was US$25,625.

These long-term loan agreements contained certain financial covenants which were superseded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below.

The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$2,446,731,548 as of December 31, 2005. These five-year bank loans are collateralized by the Shanghai fabs and equipment.

2006 Loan Facility (SMIC Shanghai). In June 2006, SMIC Shanghai entered into a long-term facility arrangement in the aggregate principal amount of US$600.0 million with a consortium of international and Chinese banks. Of this principal amount, US$393 million will be used to refinance the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance the purchase of capital equipment and for general corporate purposes. This facility is secured by the manufacturing equipment located in our Shanghai mega-fab, except for the manufacturing equipment purchased through export credits. We have guaranteed SMIC Shanghai’s obligations under this facility.

The financial covenants contained in the loan agreements entered into in June 2006 supersede the financial covenants contained in the long-term loan agreements entered into in December 2001 and January 2004.

Any of the following would constitute an event of default for SMIC Shanghai during the term of the loan agreement:

•	Consolidated tangible net worth of less than US$1,200 million;

•	The percentage of consolidated total borrowings to consolidated tangible net worth of more than 60% for periods up to and including December 31, 2008 and exceeds 45% thereafter;

•	The ratio of consolidated total borrowings to EBITDA for the prior four quarters exceeds 1.50x; or

•	The debt service coverage ratio is less than 1.5x, where the debt service coverage ratio is the ratio of EBITDA for the previous four quarters divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Any of the following would constitute an event of default for us during the term of the loan agreement:

•	Consolidated tangible net worth of less than US$2,300 million;

•	The percentage of consolidated net borrowings to consolidated tangible net worth of more than 50% for periods up to and including June 30, 2009 and exceeds 40% thereafter; or

•	The ratio of consolidated net borrowings to EBITDA for the prior four quarters exceeds 1.50x for periods up to and including June 30, 2009 and exceeds 1.3x thereafter.

2005 Loan Facility (SMIC Beijing). In May 2005, SMIC Beijing entered into a five year loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs and is collateralized by the site’s plant and equipment. The drawdown period of this facility was twelve months from the date of the agreement. As of December 31, 2005, SMIC Beijing had drawn-down US$225.0 million on this loan facility. The interest rate ranged on this loan facility from 5.25% to 6.26%. The principal amount is repayable starting in December 2007 in six semi-annual installments. The interest expense incurred in 2005 was US$4.0 million, of which US$879,906 was capitalized as additions to assets under construction in 2005. The proceeds from this facility will be used to expand the capacity of the Beijing mega-fab and is secured by SMIC Beijing’s existing fixed assets.

Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:

•	[Net profit + depreciation + amortization + financial expenses - (increase of accounts receivable and advanced payments + increase of inventory—increase in accounts payable and advanced receipts)] / financial expenses < 1; and

•	(Total liability - borrowings from shareholders, including principal and interest) /Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 twelve-inch wafers per month); and (Total liability - borrowings from shareholders, including principal and interest) / Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 twelve-inch wafers per month).

As of December 31, 2005, SMIC Beijing had a capacity of 12,164 12-inch wafers per month. SMIC Beijing has met these covenants as of December 31, 2005.

2005 Dutch Loan. On December 15, 2005, we entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with a syndicate of banks with ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank (the “Dutch Loan”). The proceeds from this facility will be used to purchase manufacturing equipment. The drawdown period of the facility ends on the earlier of (i) twenty months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual installments. As of December 31, 2005, we had no borrowings under this facility.

2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the Dutch Loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the Dutch Loan. We have guaranteed SMIC Tianjin’s obligations under this facility.

Any of the following would constitute an event of default for SMIC Tianjin during the term of the facility:

•	[Net profit + depreciation + amortization + financial expenses - (increase of accounts receivable and advanced payments + increase of inventory - increase in accounts payable and advanced receipts)] / financial expenses < 1; and

•	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

The covenants have not been calculated.

Short-term Credit Agreements. As of December 31, 2005, we had fifteen short-term credit agreements that provided total credit facilities up to approximately US$431.0 million on a revolving credit basis. As of December 31, 2005, we had drawn down approximately US$265.5 million under these credit agreements and approximately US$165.5 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2005 was US$8,987,676. The interest rate on the loans ranged from 2.99% to 5.73% in 2005. As of December 31, 2004, we had an aggregate of US$253.0 million in bank loans available to us through short-term loan facilities from seven different banks. As of December 31, 2004, we had drawn down US$91.0 million of this amount.

We accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under our 2001 employee stock option plans (the “Stock Option Plans”). As of December 31, 2005, 2004, and 2003, we had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil, US$0.4 million, and US$36.0 million, respectively. In 2005 and 2004, we collected US$0.4 million and US$35.2 million, respectively, through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from 2006 to 2008 and are payable at varying rates from 3.02% to 4.28% per annum.

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

As of December 31, 2005, we did not have any material contingent liabilities.

Please see “Item 8—Financial Information—Dividends and Dividend Policy” on our ability to pay dividends on our ordinary shares.

Please see “Item 11— Quantitative and Qualitative Disclosures About Market Risk” regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.

Research and Development, Patents and Licenses, etc.

Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$38.3 million in 2002, US$34.9 million in 2003, US$74.1 million in 2004, and US$78.9 million in 2005 on research and development expenses, which represented 76.0%, 9.5%, 7.6%, and 6.7%, respectively, of our sales in those respective years. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. These research and development costs will subsequently be classified in cost of sales upon commencement of commercial production at that particular wafer facility. We plan to continue to invest significant amounts in research and development in 2006.

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

Tabular Disclosure of Contractual Obligations

Set forth in the table below are the aggregate amounts, as of December 31, 2005, of our future cash payment obligations under our existing debt arrangements on a consolidated basis:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 2 years	3 - 5 years	After 5 years
	(consolidated) (in US$ thousands)
Short-Term Borrowings	$265,481	$265,481	$—	$—	$—
Long-Term Debt
Secured Long-Term Loans	740,637	246,081	345,439	149,117	—
Operating Lease Obligations(1)	9,814	6,898	119	179	2,618
Purchase Obligations(2)	418,000	418,000	—	—	—
Investment Commitments(3)	42,000	—	42,000	—	—
Other Long-Term Obligations(4)	145,000	30,000	30,000	85,000	—

Total Contractual Obligations	$1,620,932	$966,460	$417,558	$234,296	$2,618

(1)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.
(3)	Represents commitments to invest in certain joint venture projects.
(4)	Includes the settlement with TSMC for an aggregate of $175 million payable in installments over six years.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our board of directors consists of nine directors.

The following table sets forth the names of our directors and executive officers, including our founder, as of June 1, 2006. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Name	Age	Position
Yang Yuan Wang	71	Chairman of the Board and Independent Non-Executive Director
Richard Ru Gin Chang	58	Founder, President, Chief Executive Officer and Executive Director
Ta-Lin Hsu	62	Independent Non-Executive Director
Tsuyoshi Kawanishi	76	Independent Non-Executive Director
Henry Shaw	52	Independent Non-Executive Director
Lip-Bu Tan	46	Independent Non-Executive Director
Albert Y.C. Yu	65	Independent Non-Executive Director
Jiang Shang Zhou	59	Independent Non-Executive Director
Fang Yao	36	Non-Executive Director
Morning Wu	49	Acting Chief Financial Officer and Chief Accounting Officer and Qualified Accountant
Marco Mora	47	Chief Operating Officer
Toshiaki Ikoma	64	Chief Technology Officer
Akio Kawabata	60	Vice President, Marketing
Jason Ting Chih Hsien	48	Vice President, Human Resources and General Affairs and Joint Compliance Officer
Anne Wai Yui Chen	44	Company Secretary, Hong Kong Representative and Joint Compliance Officer

Chairman of the Board and Independent Non-Executive Director

Yang Yuan Wang is currently the Chairman of the board of directors and has been a director of our company since 2001. Professor Wang has more than 40 years of experience related to the semiconductor industry. He is the Chairman of SMIC Shanghai, SMIC Beijing, and SMIC Tianjin and is also the Chief Scientist of the Microelectronics Research Institute at Beijing University. He is a fellow of the Chinese Academy of Sciences and The Institute of Electrical and Electronics Engineers (USA) and The Institute of Electrical Engineers (UK)

Founder, President, Chief Executive Officer and Executive Director

Richard Ru Gin Chang founded our company in April 2000 and is currently the President, Chief Executive Officer, and an executive director of our company. Dr. Chang is also a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, Semiconductor Manufacturing International (AT) Corporation, Semiconductor Manufacturing International (Solar Cell) Corporation, and Magnificent Tower Limited. Dr. Chang has over 27 years of semiconductor experience in foundry operations, wafer fabrication, and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations of ten semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan. Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York. In December 2003, Dr. Chang was selected by the China Center of Information Development as one of the ten “China IT Economic People of 2003” for his role in influencing and contributing to the development of China’s information technology industry. In February 2004, Dr. Chang received The Magnolia Silver Award, which is generally recognized as the highest award an individual may receive from the Shanghai Municipal Foreign Affairs Office. The award recognizes Dr. Chang’s contributions to Shanghai’s economy, social development and interchange and cooperation with foreign companies. In April 2005, Dr. Chang received The International Scientific and Technological Cooperation Award of The People’s Republic of China. In November 2005, Dr. Chang received the Award of 2005 China IT Person of the Year and in February 2006, he received the 2004-2005 China Semiconductor Industry Leadership Award.

Non-Executive Director

Fang Yao was an alternate director to Lai Xing Cai, a director, from July 2004 until February 6, 2006, at which time Mr. Cai resigned as a director and Mr. Yao ceased to be an alternate director. On the same date, Mr. Yao was appointed as a director. Mr. Yao also serves as an executive director of Shanghai Industrial Holdings Limited. Mr. Yao also serves as a director and general manager of Shanghai Industrial United Holdings Co., Ltd., chairman of Guangdong Techpool Biochem-Pharma., Co., Ltd. and Shanghai Sunway Biotech Co., Ltd., vice chairman of Bright Dairy and Food Co., Ltd. and Shenzhen Kangtai Biological Products Co., Ltd. and a director of Microport Medical (Shanghai) Co., Ltd., XiaMen Traditional Chinese Medicine Co., Ltd., and Shanghai Industrial Development Co., Ltd. He graduated from Chinese University of Hong Kong with a master’s degree in Business Administration and has over 10 years’ experience in money and capital markets.

Independent Non-Executive Directors

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

Albert Y.C. Yu has been a director of our company since May 2006. Mr. Yu is chairman of OneAngstrom LLC, which invests in and mentors high technology companies. Dr. Yu retired from Intel Corporation in late 2002, after almost thirty years with Intel. He had been senior vice president, member of the corporate management committee and general manager of Intel’s business including microprocessors, chipsets and software for over sixteen years. Dr. Yu serves on the boards of a number of high technology companies, including PDF Solution Inc., Cabot Microelectronics Corp. and Preferred Bank, venture capital firms and non-profit organizations. In February 2006, Dr. Yu received the “Distinguished Life Time Achievement Award” from CIE-USA. Dr. Yu has published two books, “Insider’s View of Intel” and “Creating the Digital Future”. Dr. Yu received his bachelor’s degree from California Institute of Technology and his master’s and doctorate degrees from Stanford University, all in electrical engineering.

Jiang Shang Zhou has been a director of our company since May 2006. Mr. Jiang is the president of China Foundation of Disabled Persons, full time commissioner of Shanghai Policy Making and Consulting Committee Office, a committee member and officer of the Shanghai Committee of Chinese People’s Political Consultative Conference, officer of the Shanghai Political Consultative Conference Foreign Friendly Committee and director commissioner of Shanghai State Owned Assets Planning and Investment Committee. Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office, and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Mr. Jiang received his master’s degree from Tsing Hua University in telecommunications and his doctorate degree from The Swiss Federal Institute of Technology Zurich Communication System Group.

Senior Management

Morning Wu joined our company as Associate Vice President of Finance and Accounting in January 2003 and was appointed as our Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant as of March 28, 2005. Ms. Wu has over 25 years experience in the investment and finance field. Prior to joining our company, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a license for Accounting and Auditor with the Senior Civil Service Examinations of Taiwan. Ms. Wu obtained a bachelor’s degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from National Taiwan University.

Marco Mora joined our company in 2000 as Vice President of Operations and was named our Chief Operating Officer in November 2003. Mr. Mora has more than 20 years of experience in the semiconductor industry. Prior to joining our company, Mr. Mora held management positions with STMicroelectronics N.V., Texas Instruments Italia S.p.A, Micron Technology Italia S.p.A and WSMC. Mr. Mora received a master’s degree in Physics from the University of Milan.

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

Corporate Secretary

Anne Wai Yui Chen joined our company in 2001 and is our Hong Kong representative, Corporate Secretary and Joint Compliance Officer. Ms. Chen is admitted as a Solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a Deputy Adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and had served as the President from 2000 to 2002 and is currently a Council Member of the Hong Kong Federation of Women Lawyers. Prior to joining our company in 2001, she had been a practicing solicitor in Hong Kong since 1987.

No shareholder has a contractual right to designate a person to be elected to our board of directors.

There are no family relationships among any of our directors and executive officers, including our founder.

Director and Executive Compensation

The aggregate cash compensation that we paid to all of our executive officers as of December 31, 2005 for services rendered to us and our subsidiaries during 2005 was approximately US$786,318. Of this amount, we paid our president and chief executive officer US$190,724 in salary, discretionary bonuses, housing allowances, other allowances and benefits in kind in 2005. We currently do not provide cash compensation to directors that are not employees. Pursuant to an incentive program involving the offering for sale of housing constructed by us to all our directors, employees and certain service providers, we sold one property to each of our five highest paid employees, including our president and chief executive officer, at the same price at which other properties of the same type have been sold by us to other employees under the program. We do not provide pension, retirement or similar benefits to our executive officers and directors.

We granted options to purchase an aggregate of 21,300,000 ordinary shares under our 2001 Regulation S Stock Plan, and options to purchase an aggregate of 570,000 preference shares which converted into options to purchase an aggregate of 5,700,000 ordinary shares upon the completion of the global offering, under our 2001 Regulation S Preference Shares Stock Plan to certain of our directors and executive officers. No options have been granted under our 2001 Stock Plan or 2001 Preference Shares Stock Plan to our directors or executive officers. Both our 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan are described below in “—Share Ownership.” The exercise prices of the options granted to our directors and executive officers to purchase ordinary shares range from US$0.005 to US$0.25, and the exercise prices of the options granted to our directors and executive officers to purchase preference shares are equal to US$0.1111. The expiration dates of the options range from March 2011 to September 2012.

As of December 31, 2005, we have granted options to purchase an aggregate of 16,930,000 ordinary shares under our 2004 Stock Option Plan, and awarded an aggregate of 4,956,830 restricted share units under our 2004 Equity Incentive Plan to certain of our directors and executive officers. Both our 2004 Stock Option Plan and the 2004 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers to purchase ordinary shares under the 2004 Stock Option Plan range from US$0.15 to US$0.35 per share. The expiration dates of the options range from March 17, 2014 to November 10, 2015.

On November 10, 2004, our board of directors issued each independent non-executive and non-executive director as of such date, an option to purchase 500,000 ordinary shares at a price per ordinary share of USD$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. Lai Xing Cai, one of our retired directors, declined this option. As of December 31, 2005, no director has exercised such options.

On May 11, 2005, the compensation committee issued to Richard Ru Gin Chang an option to purchase 15,100,000 ordinary shares and an award of 2,000,000 restricted share units. The exercise price per ordinary share underlying the option is US$0.196. The option and the award of restricted share units will expire on May 11, 2015. As of December 31, 2005, none of these options have been exercised, and 25% of the restricted share units have vested.

On April 25, 2004, the compensation committee approved a profit-sharing plan for the benefit of our employees, including our executive officers. Under our profit-sharing plan, a participant who is an employee of the company at the end of a fiscal quarter will be eligible to receive a percentage of our profits for that quarter. In 2004, our executive officers received an aggregate of US$14,869 as a result of their participation in our profit-sharing plan.

Board Practices

Board of Directors

As of December 31, 2005, our board of directors consisted of eight directors. At the meeting of our board of directors held on March 29, 2006, our board of directors approved an increase of the size of the board from eight members to nine members, which increase will be effective on May 30, 2006, the date of the 2006 annual general meeting of our shareholders (the “2006 AGM”). Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting. Our board is divided into three classes with no more than one class eligible for re-election at any annual shareholders meeting.

The Class I directors were elected for a term of three years beginning from May 6, 2005, which is the date of the 2005 annual general meeting of our shareholders (the “2005 AGM”). The Class II directors were elected for a term of three years beginning from the 2006 AGM. The Class III directors were elected for a term of three years following the completion of the global offering and thereafter will serve terms of three years. We completed our global offering on March 18, 2004.

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Richard Ru Gin Chang	Ta-Lin Hsu	Tsuyoshi Kawanishi
Henry Shaw	Lip-Bu Tan	Yang Yuan Wang
Albert Y.C. Yu	Jiang Shang Zhou	Fang Yao

None of our directors has any service contract with our company.

Committees of Our Board of Directors

Our board of directors has an audit committee and a compensation committee. The composition and responsibilities of these committees are described below.

Audit Committee. As of December 31, 2005, the members of the audit committee were Henry Shaw (co-chairman of audit committee), Lip-Bu Tan (co-chairman of audit committee) and Yang Yuan Wang. None of the members of the audit committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the audit committee. In addition to acting as audit committee member of the company, Mr. Lip-Bu Tan currently also serves on the audit committee of three other publicly traded companies, namely SINA Corporation, Flextronics International Ltd., and Integrated Silicon Solution, Inc. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our audit committee.

The responsibilities of the audit committee include, among other things:

•	making recommendations to the board of directors concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team, and pre-approving all non-audit services to be provided by our independent auditor;

•	approving the remuneration and terms of engagement of our independent auditor;

•	reviewing reports from our independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between us and the independent auditor;

•	pre-approving the hiring of any employee or former employee of our independent auditor who was a member of the audit team during the preceding two years;

•	reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit department and the quality and effectiveness of our internal controls;

•	reviewing our risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of our legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements.

During 2005, the audit committee reviewed:

•	the financial reports for the year ended December 31, 2004 and the six month period ended June 30, 2005;

•	the quarterly earnings releases and any updates thereto;

•	the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of our financial reports;

•	our budget for 2005;

•	the findings and recommendations of our outside consultants regarding our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	the effectiveness of our internal control structure in operations and financial reporting integrity in collaboration with the Internal Audit Department;

•	the findings of our risk management committee which assesses risks relating to the company and those of the compliance office, which monitors our compliance with the corporate governance code and insider trading policy;

•	the audit fees and other non-audit fees such as fees relating to transfer pricing, Sarbanes-Oxley Section 404 compliance mock testing, for our outside auditors;

•	our outside auditors’ engagement letters; and

•	the internal audit charter, the risk management policy, the anti-fraud policy and the policy regarding the engagement of our outside auditors to supply non-audit services.

The audit committee reports its work, findings, and recommendations to the board of directors during each quarterly board meeting.

The audit committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the company. The regular meeting schedule for a year is planned in the preceding year. The company’s secretary assists the co-chairmen of the audit committee in preparing the agenda for meetings and assists the audit committee in complying with relevant rules and regulations. The relevant papers for the audit committee meetings are distributed to audit committee members in accordance with applicable rules and regulations governing the company. Members of the audit committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the audit committee meeting, minutes are circulated to the members of the audit committee for their comment and review prior to their approval of the minutes at the following or a subsequent audit committee meeting.

At each quarterly audit committee meeting, the audit committee reviews with the acting chief financial officer and our outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) our internal controls relating to financial reporting. Upon the recommendation of the audit committee, the Board will approve the financial statements.

Compensation Committee. As of December 31, 2005, the members of our compensation committee were Ta-Lin Hsu (chairman of compensation committee), Tsuyoshi Kawanishi and Lip-Bu Tan. None of these members of the compensation committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the compensation committee.

The responsibilities of the compensation committee include, among other things:

•	approving and overseeing the total compensation package for our executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to our chief executive officer and reviewing the results of our chief executive officer’s evaluation of the performance of our other executive officers;

•	reviewing and making recommendations to our board of directors with respect to director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the board of directors regarding the long-term incentive compensation or equity plans made available to the directors, employees and consultants;

•	reviewing and making recommendations to the board of directors regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the company’s executive officers; and

•	ensuring appropriate oversight of our human resources policies and reviewing strategies established to fulfill our ethical, legal and human resources responsibilities.

In 2005, the compensation committee reviewed and approved the total compensation package for Richard Ru Gin Chang, who is our president and chief executive officer and an executive director, as well as that of our other members of the management team. Based on the compensation committee’s review of our corporate goals for 2005 and comparable total compensation packages for presidents and chief executive officers of other publicly-listed companies in the same or a similar industry, the compensation committee awarded Richard Ru Gin Chang an annual salary of US$148,438, granted him an option to purchase fifteen million (15,000,000) ordinary shares under the 2004 Stock Option Plan and awarded him two million (2,000,000) restricted share units under the 2004 Equity Incentive Plan. As of December 31, 2005, the option has not been exercised, and 25% of such restricted share units have vested. Other than as set forth above, the board of directors did not grant, in 2005, options to any non-executive director and independent non-executive director as compensation for their service on the board of directors. On November 10, 2004, the board of directors granted to each non-executive director and independent non-executive director, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. Lai Xing Cai, one of our retired directors, has declined such option. As of December 31, 2005, no director has exercised such options.

In addition to reviewing the remuneration of the non-executive directors and the members of our management, the compensation committee reviewed: (i) the remuneration policy for employees for the fiscal year 2005; (ii) the profit-sharing and bonus policies; (iii) the long term compensation strategy, including review of the issuance of the shares under the Option Plans; (iv) the accounting treatment and financial implications of the employees’ share options under U.S. GAAP; and (v) the attrition rate.

The compensation committee reports its work, findings and recommendations to the board of directors during each quarterly board meeting. The compensation committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting our compensation policy. The regular meeting schedule for a year is planned in the preceding year. The company’s secretary assists the chairman of the compensation committee in preparing the agenda for meetings and assists the compensation committee in complying with relevant rules and regulations. The relevant papers for the compensation committee meeting are distributed to compensation committee members in accordance with relevant rules and regulations applicable to us. Members of the compensation committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the compensation committee meeting, minutes are circulated to the members of the compensation committee for their comment and review prior to their approval of the minutes at the following or a subsequent compensation committee meeting.

Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. However, foreign private issuers, such as us are permitted to follow home country practices in lieu of the provisions of Section 303A, except that such companies are required to comply with the rules relating to the audit committee. Please refer to the following website at http:/www.smics.com/website/enVersion/IR/corporateGovernance.htm for a summary of the significant differences between our corporate governance practices and those required of U.S. companies under New York Stock Exchange listing standards.

Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2003	2004	2005
Managers	338	570	679
Professionals(1)	961	3,109	3,648
Technicians	2,746	3,389	4,127
Clerical staff	398	572	642

Total(2)	4,443	7,640	9,096

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.
(2)	Includes 38, 14 and 283 temporary and part-time employees in 2003, 2004 and 2005, respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2003	2004	2005
Shanghai	4,033	5,481	6,232
Beijing	341	1,026	1,534
Tianjin	49	1,107	1,034
Chengdu	—	—	261
United States	13	16	18
Europe	4	5	7
Japan	3	3	6
Hong Kong	—	2	4

Total	4,443	7,640	9,096

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of December 31, 2005, 1,084 and 144 of our employees held master’s degrees and doctorate degrees, respectively. As of the same date, 2,796 of our employees possessed a bachelor’s degree. Our engineers received an average of 40 hours of continuing training per person in 2005. We have also entered into agreements with Shanghai University to offer a bachelor’s degree program and Shanghai’s Fudan University and Jiaotong University to offer graduate degree programs for our technicians. These employees can earn these degrees in either Microelectronics or Solid-state Circuitry. In addition, we employ many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.

As a supplement to their salaries, our employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to our overall performance, each individual and his or her department. Furthermore, our employees are eligible to participate on a quarterly basis in our profit-sharing plan. Additional benefits include participation in our 2005 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees, and optional housing benefits and educational programs for employees with families.

We provide occupational health and hygiene management for the welfare of our employees. This includes the monitoring of air quality, illumination, radiation, noise and drinking water. Our employees are not covered by any collective bargaining agreements.

Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of December 31, 2005:

	Current Shareholding		Options to Purchase Ordinary Shares		Awards of Restricted Share Units
Name of Director			Number of Options	Exercise Price
Richard Ru Gin Chang	74,569,550	(1)(2)	15,100,000	US$0.20 - US$0.31	2,000,000
Ta-Lin Hsu	15,300,010	(3)	500,000	US$0.22	—
Yen-Pong Jou	0		500,000	US$0.22	—
Tsuyoshi Kawanishi	0		2,000,000	US$0.05 – US$0.22	—
Henry Shaw	0		500,000	US$0.22	—
Lip-Bu Tan	0		500,000	US$0.22	—
Yang Yuan Wang	0		500,000	US$0.22	—
Fang Yao	0		0	—	—

Notes:

1.	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such ordinary shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such ordinary shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.
2.	20,000,000 of the ordinary shares held as a corporate interest. These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole members. It is the current intent of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.
3.	Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 ordinary shares.

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

On November 10, 2004, the Board granted to each independent non-executive director and non-executive director as of such date, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options vested on March 19, 2005 and will expire on November 9, 2009. Lai Xing Cai, one of our retired directors, has declined this option. As of December 31, 2005, no director has exercised such options.

On April 7, 2004, the compensation committee issued to Richard Ru Gin Chang an option to purchase 100,000 ordinary shares. The exercise price per ordinary share underlying the option is US$3.50. The option will expire on April 7, 2014. On May 11, 2005, the compensation committee issued to Richard Ru Gin Chang an option to purchase 15,000,000 ordinary shares and an award of 2,000,000 restricted share units. The exercise price per ordinary share underlying the option is US$0.196. The option and the award of restricted share units will expire on May 11, 2015. As of December 31, 2005, none of these options have been exercised and 25% of such restricted share units have vested.

The compensation committee has issued each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan. The exercise price of the options range from US$0.01 to US$0.35. The options expire between March 28, 2011 and November 10, 2015. The restricted share units expire on July 1, 2014. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares of the company.

2001 Stock Plan and 2001 Regulation S Stock Plan

On March 28, 2001, our board of directors and shareholders adopted our 2001 Stock Plan and our 2001 Regulation S Stock Plan. Under these plans, our directors, employees and consultants are eligible to acquire ordinary shares pursuant to options. At the time of adoption, 250,000,000 post-split ordinary shares were reserved for issuance under the 2001 Stock Plan and 470,000,000 post-split ordinary shares were reserved for issuance under the 2001 Regulation S Stock Plan. On August 27, 2003, our shareholders approved an increase in the number of authorized shares reserved under the plans of 3,438,900 post-split ordinary shares, increasing the total number of authorized shares reserved under the plans to 723,438,900 post-split ordinary shares. On August 27, 2003, September 22, 2003 and December 4, 2003, our shareholders approved additional increases in the number of shares reserved under our 2001 Regulation S Stock Plan of up to 325,000,000, 21,499,990 and 235,089,480 post-split ordinary shares, respectively, which amounts were to be adjusted from time to time to equal 10% of the post-split ordinary shares issuable upon the conversion of all Series C convertible preference shares and Series D convertible preference shares then outstanding. As of December 31, 2005, there were 998,675,840 post-split ordinary shares authorized for issuance under the plans, 544,099,039 post-split ordinary shares subject to outstanding options under the plans and 382,586,660 post-split ordinary shares outstanding from the exercise of options granted under the plans. We did not issue any ordinary shares in 2005 under the 2001 Stock Plan and the 2001 Regulation S Stock Plan. These plans terminate on December 4, 2013 but may be terminated earlier by our board of directors.

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

The board of directors, the compensation committee, and the non-executive option grant committee administer the 2001 Stock Plan and 2001 Regulation S Stock Plan. The compensation committee selected the eligible persons above a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the stock options, including whether the options will be ISOs or NSOs. The non-executive option grant committee selected the eligible persons below a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of stock options within parameters established by the compensation committee and subject to compensation committee ratification. The exercise price of ISOs granted under the 2001 Stock Plan and NSOs granted to residents of California under the 2001 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our ordinary shares on the grant date. The exercise price of NSOs not granted to residents of California under either our 2001 Stock Plan or our 2001 Regulation S Stock Plan can be determined by the board of directors, the compensation committee or the non-executive option grant committee in their discretion.

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

2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan

On April 12, 2001, our board of directors and shareholders adopted our 2001 Preference Shares Stock Plan and our 2001 Regulation S Preference Shares Stock Plan. Under these plans, our directors, employees and consultants were eligible to acquire Series A convertible preference shares prior to the completion of the global offering and ordinary shares upon or following the completion of the global offering, pursuant to options. At the time of adoption, 16,000,000 Series A preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Preference Shares Stock Plan, and 20,000,360 Series A convertible preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Regulation S Preference Shares Stock Plan. On August 19, 2002, our shareholders approved an increase in the number of shares issuable under the plans of 18,000,180 Series A convertible preference shares, increasing the total number of authorized shares reserved under the plans to 54,000,540 Series A convertible preference shares. On August 27, 2003, our shareholders approved a net decrease in the number of shares issuable under the plans of 343,890 Series A convertible preference shares, decreasing the total number of authorized shares reserved under the plans to 53,656,650 Series A convertible preference shares. Upon the conversion of our preference shares into ordinary shares in connection with the global offering, options granted under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan converted into options to purchase ordinary shares. As of December 31, 2005, there were 78,283,880 ordinary shares subject to outstanding options under the plans, and there were 216,204,924 ordinary shares outstanding from the exercise of options granted under the plans. We did not issue any ordinary shares in 2005 under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan. Our board of directors has elected not to grant any further options under these plans.

Stock options granted under the 2001 Preference Shares Stock Plan may be ISOs or NSOs. Stock options granted under the 2001 Regulation S Preference Shares Stock Plan are NSOs. The aggregate fair market value of the shares represented by any given optionee’s ISOs that become exercisable in any calendar year may not exceed US$100,000. Stock options in excess of this limit are treated as NSOs.

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

We have not issued stock options under the 2001 Preference Shares Stock Plan or the 2001 Regulation S Preference Shares Stock Plan since the completion of the global offering.

2004 Global Equity Incentive Compensation Program

Our board of directors adopted our 2004 Stock Option Plan, our 2004 Employee Stock Purchase Plan, and our 2004 Equity Incentive Plan on January 16, 2004. Our shareholders approved our 2004 Stock Option Plan and 2004 Employee Stock Purchase Plan on February 16, 2004 and our 2004 Equity Incentive Plan on March 10, 2004.

The purpose of these plans is to allow our employees, directors and service providers the opportunity to share in the growth and profitability of our company following the global offering and to provide a non-cash means of incentivizing and retaining these individuals. An aggregate maximum of 1,317,000,000 ordinary shares were reserved for issuance under the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan, to be allocated between the plans at the discretion of our board of directors and compensation committee. In no event may a stock option or a purchase right be granted under the 2004 Stock Option Plan or the 2004 Employee Stock Purchase Plan, respectively, if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding stock options or purchase rights granted by us pursuant to the 2004 Stock Option Plan, the 2004 Employee Stock Purchase Plan or any other of our plans or schemes exceeding 30% of the issued and outstanding ordinary shares in issuance from time to time.

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

The compensation committee and the non-executive option grant committee administer the 2004 Stock Option Plan. The compensation committee issues grants of stock options to our executive officers and determines the grant date, number of underlying ordinary shares or ADSs, exercise prices, vesting periods and other relevant terms of the stock options, including whether the stock options will be ISOs or NSOs, except that ISOs may be granted only to employees and director stock options may be granted only to non-employee directors. The non-executive option grant committee issues grants to all employees other than our executive officers and determines the grant date, amounts, exercise prices, vesting periods and other relevant terms of stock options within parameters established by the compensation committee and subject to compensation committee ratification. The exercise price of a stock option granted under the 2004 Stock Option Plan shall be no less than the higher of (i) the closing price of an ordinary share on the Hong Kong Stock Exchange (or, in the case of an ADS, of an ADS on the New York Stock Exchange) and (ii) the average closing price of an ordinary share on the Hong Kong Stock Exchange (or, in the case of an ADS, of an ADS on the New York Stock Exchange) for the five business days immediately preceding the date of grant. The compensation committee determines the effect of a termination of employment on a stock option awarded under the 2004 Stock Option Plan except that if employment is terminated for cause, as defined in the plan, all unexercised stock options of an optionee are forfeited. Our board of directors exercises all authority and responsibility with respect to any stock options granted to non-employee directors. Stock options are generally not transferable during the life of the optionee.

The compensation committee will specify the effect that a merger or change in control (as defined in the 2004 Stock Option Plan) will have on grants of stock options, which may include the acceleration of vesting of stock options prior to the date of the change of control.

As of December 31, 2005, options to purchase an aggregate of 472,753,440 ordinary shares in our company had been issued to employees, directors, and other service providers of our company under the 2004 Stock Option Plan. During the year ended 2005, we did not issue any ordinary shares upon the exercise of options under the 2004 Stock Option Plan.

2004 Equity Incentive Plan. Under the 2004 Equity Incentive Plan, our employees, officers and service providers are eligible to acquire equity-based awards other than stock options. The 2004 Equity Incentive Plan will terminate on the tenth anniversary of the date of shareholder approval but may be terminated earlier by our board of directors.

The compensation committee and the non-executive option grant committee administer the 2004 Equity Incentive Plan. The compensation committee issues awards to our executive officers and determines the type of award, grant date, amounts, vesting periods and other relevant terms of the awards. The non-executive option grant committee issues awards to our executive officers and determines the type of award, grant date, amounts, vesting periods and other relevant terms of the awards within parameters established by the compensation committee and subject to compensation committee ratification.

As of December 31, 2005, awards to receive an aggregate of up to 240,609,564 ordinary shares in our company pursuant to grants of restricted share units had been issued to employees and other service providers of our company under the 2004 Equity Incentive Plan. During the year ended 2005, we issued 27,591,342 ordinary shares upon the vesting of restricted share units under the 2004 Equity Incentive Plan.

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

As of December 31, 2005, no ADSs had been issued pursuant to the 2004 Employee Stock Purchase Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding the beneficial ownership as of December 31, 2005 of our ordinary shares, by each shareholder who is known by us to beneficially own more than 5% of our outstanding shares as of such date.

Name of Shareholder	Number of Shares Owned	Percentage Owned
Shanghai Industrial Investment (Holdings) Company Limited (SIIC)(1)	1,814,991,340 (long position)(1)	9.92% (long position)
	26,426,137 (long position)(2)	0.14% (long position)
	11,690,563 (long position)(3)	0.06% (long position)

	6,851,119 (short position)(3)	0.03% (short position)
	4,794,491 (short position)(4)	0.03% (short position)

Total:	1,853,108,040 (long position)	10.12% (long position)
	11,645,610 (short position)	0.06% (short position)

Credit Suisse Group(5)	2,760,000 (long position) (6)	0.02% (long position)
	381,346,030 (long position)(7)	2.08% (long position)
	1,383,837,000 (long position)(8)	7.56% (long position)
	25,705,000 (long position)(9)	0.14% (long position)
	234,000 (long position)(10)	0.00% (long position)
	418,500 (long position)(11)	0.00% (long position)

	2,695,000 (short position)(6)	0.01% (short position)
	161,430,000 (short position)(7)	0.88% (short position)
	2,001,626,000 (short position)(8)	10.94% (short position)
	24,000,000 (short position)(9)	0.13% (short potion)

Total:	1,794,300,530 (long position)	9.8% (long position)
	2,189,751,000 (short position)	11.96% (short position)

Notes:

(1)	All such shares are held by S. I. Technology Production Holdings Limited (“SITPHL”), which is wholly-owned by Shanghai Industrial Holdings Limited (“SIHL”). SIHL is an indirect non-wholly owned subsidiary of SIIC which are holding SIHL’s shares through its wholly-owned subsidiaries namely, SIIC Capital (B.V.I.) Limited, Shanghai Investment Holdings Limited and SIIC CM Development Limited, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. Our directors, Lai Xing Cai (who resigned from the board of directors on February 6, 2006) is the chairman of SIHL and Fang Yao is the executive director of SIHL. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIHL are maintained by the board of directors of SIHL.
(2)	9,816,457 of such ordinary shares are held by SIIC CM Development Funds Limited which is owned as to 50% by each of SIIC CM Development Limited and Eternal Success Holdings Limited which are in turn wholly-owned by SIIC. 16,609,680 of such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.
(3)	All such ordinary shares are held by SIHL Treasury Limited which is a wholly-owned subsidiary of SIHL.
(4)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is wholly-owned by SIIC.
(5)	The information contained herein is based on the Forms 2 filed by Credit Suisse with the Company on January 11, 2006 to report on changes in positions reported as at December 7, 2005.
(6)	Such ordinary shares are held by Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston LLC) which is a wholly-owned subsidiary of Credit Suisse (USA), Inc. (formerly known as Credit Suisse First Boston (USA), Inc.), which is in turn a wholly-owned subsidiary of Credit Suisse Holdings (USA) Inc. (formerly known as Credit Suisse First Boston Inc). Credit Suisse Holdings (USA) Inc. is 57% owned by Credit Suisse and 43% owned by Credit Suisse Group. Credit Suisse is also a wholly-owned subsidiary of Credit Suisse Group.
(7)	Such ordinary shares are held by Credit Suisse International (formerly known as Credit Suisse First Boston International) which is 24%, 56% and 20% owned b y Credit Suisse (International) Holding AG (formerly known as Credit Suisse First Boston (International) Holding AG), Credit Suisse and Credit Suisse Group, respectively. Credit Suisse (International) Holding AG is wholly-owned by Credit Suisse, which is in turn wholly-owned by Credit Suisse Group.
(8)	Such ordinary shares are held by Credit Suisse (Hong Kong) Limited (formerly known as Credit Suisse First Boston (Hong Kong) Limited) which is 29.8% owned by Credit Suisse First Boston International (Guernsey) Limited and 70.2% owned by Credit Suisse (International) Holding AG. Credit Suisse First Boston International (Guernsey) Limited is wholly-owned by Credit Suisse (International) Holding AG. Credit Suisse (International) Holding AG is wholly-owned by Credit Suisse, which is in turn wholly-owned by Credit Suisse Group.

(9)	Such ordinary shares are held by Credit Suisse Securities (Europe) Limited (formerly known as Credit Suisse First Boston (Europe) Limited) which is wholly-owned by Credit Suisse Investment Holdings (UK) (formerly known as Credit Suisse First Boston (UK) Investment Holdings), which is 98.07% owned by Credit Suisse Investments (UK) (formerly known as Credit Suisse First Boston (UK) Investments) and 1.93% owned by Credit Suisse First Boston Management AG. Both Credit Suisse Investments (UK) and Credit Suisse First Boston Management AG are wholly-owned by Credit Suisse (International) Holding AG. Credit Suisse (International) Holding AG is wholly-owned by Credit Suisse, which is in turn wholly-owned by Credit Suisse Group.
(10)	Such ordinary shares are held by Credit Suisse which is wholly-owned by Credit Suisse Group.
(11)	Such ordinary shares are held by Credit Suisse, New York Branch, a branch of Credit Suisse, which is in turn wholly-owned by Credit Suisse Group.

The shareholdings of the shareholders listed above have changed during the past three years. Shanghai Industrial Holdings Limited was among the investors who purchased an aggregate of 917,439,166 of our Series A convertible preference shares in September 2001. After the consummation of our sale of the Series A convertible preference shares, Shanghai Industrial Holdings Limited owned approximately 15.7% of our then outstanding shares on a fully diluted basis. In January 2002, we entered into an agreement to sell an aggregate of 42,373,000 of our Series A-2 convertible preference shares to an investor. In September 2003, we entered into an agreement to sell an aggregate of up to 180,000,000 of our Series C convertible preference shares to investors, which agreement was amended in December 2003 to provide for the sale of up to 15,714,285 additional Series C convertible preference shares. In December 2003 and January 2004, we issued an aggregate of 105,199,999 Series D convertible preference shares to Motorola and MCEL. After the issuance by us of Series D convertible preference shares, Shanghai Industrial Holdings owned approximately 10.4% of our then outstanding shares on a fully diluted basis. Credit Suisse Group was one of the underwriters in the global offering. We understand that all of the ordinary shares we sold in our global offering were sold to third parties. We are not aware of the manner in which Credit Suisse Group acquired our ordinary shares.

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. No shareholder has voting rights that are different from those of other shareholders.

As of December 31, 2005, a total of 17,790,358 ADSs and 18,301,680,867 ordinary shares of our company were outstanding. Of these ordinary shares, 889,517,900 were registered in the name of the depositary. JPMorgan has advised us that, as of December 31, 2005, these 17,790,358 ADSs, representing 889,517,900 ordinary shares, were held of record by 4 U.S. persons. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

We do not believe that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Related Party Transactions

Indemnification Agreements

Article 156 of our Articles of Association provides (amongst others) that we may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was a our director, officer, employee or agent, or is or was serving at our request as our director, officer, employee or agent at another entity, subject to certain limitations and applicable conditions.

We recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks. We desire to attract and retain the services of highly qualified individuals to serve the company and, in part, in order to induce such individuals to continue to provide services to the company, we wish to provide for the indemnification and advancing of expenses of its directors as permitted by law and the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”).

Original Indemnification Agreements. On or around March 18, 2004, upon completion of the global offering, we entered into identical indemnification agreements with each director whose appointment as director took effect immediately upon the global offering (the “Global Offering Directors”), whereby we agreed to indemnify the Global Offering Directors in respect of liability arising from their capacity as our directors (collectively, the “Original Indemnification Agreements”). Pursuant to the Original Indemnification Agreements, we were obligated to indemnify each Global Offering Director, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an “Applicable Claim”) by reason of or arising out of any event or occurrence relating to the fact that he is or was a director, or any of its subsidiaries, or is or was serving at our request at another corporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an “Indemnifiable Event”). Our obligation to indemnify our Global Offering Directors pursuant to the Original Indemnification Agreements was subject to certain exceptions and limitations set out therein.

New Indemnification Agreements. At the 2005 AGM, our shareholders, other than the directors, chief executive officers of the company and their respective Associates (as defined in the Listing Rules) approved an amendment to the form of the Original Indemnification Agreements (the “New Indemnification Agreement”). The New Indemnification Agreement reflects the new requirements under Rules 14A.35 of the Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the Listing Rules). The New Indemnification Agreements superseded the Original Indemnification Agreements which we had previously entered into with any existing directors. The terms of the New Indemnification Agreements are the same as the Original Indemnification Agreements, except that the New Indemnification Agreements are subject to a term of three years and an annual cap (as described below).

The annual cap in relation to the New Indemnification Agreements will not exceed a maximum aggregate annual value as disclosed in our previous announcement (the “Current Limit”). In the event that the Current Limit is increased, we will re-comply with the Listing Rules, in particular, it will make a further announcement and seek independent shareholders’ approval of the new maximum aggregate annual value of the New Indemnification Agreements.

The New Indemnification Agreement became effective upon execution by each director. The New Indemnification Agreements will continue in effect with respect to Applicable Claims relating to Indemnifiable Events regardless of whether the relevant director continues to serve as our director or to serve at any other enterprise at our request.

For the year ended December 31, 2005, no payment was made to any director under the Original Indemnification Agreements or the New Indemnification Agreements.

Relationship with Cabot Microelectronics

We currently purchase certain materials used in our business from a distributor in China, who in turn obtains certain of its materials from Cabot Microelectronics. Albert Y.C. Yu, who became a member of our board of directors in May 2006, also is a member of the board of directors of Cabot Microelectronics.

Registration Rights Agreement

In connection with the global offering, we entered into an amended and restated registration rights agreement which currently remains in effect. Substantially all of our securityholders as of the date of the global offering, other than our employees and certain original investors, are a party to the agreement, except that Richard Ru Gin Chang, our President and Chief Executive Officer, is also a party to the agreement.

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

One of our technology partners, Infineon, was involved in litigation with Rambus Inc., which had filed separate actions against Infineon in the U.S. and Germany for alleged patent infringement by Infineon relating to its SDRAM, Double Data Rate SDRAM and GDDR products. In the United States, Rambus had filed suit in the U.S. District Court for the Eastern District of Virginia and the U.S. District Court for the Northern District of California. On March 21, 2005, Infineon and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio to Infineon for use in current and future Infineon products. Rambus has granted to Infineon a worldwide license to existing and future Rambus patents and patent applications for use in Infineon memory products. The two companies have also agreed to the immediate dismissal of all pending litigation and have released each other from all existing legal claims.

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

The table below sets forth the high and low closing prices on the Stock Exchange of Hong Kong and the New York Stock Exchange for the ordinary shares represented by the ADSs, since the completion of the global offering and for the first six months of 2006.

	Stock Exchange of Hong Kong				New York Stock Exchange(1)
	Closing price per ordinary share				Closing price per ADS
	High Price		Low Price		High Price		Low Price
2004
March 17 – March 31	HK$	2.47	HK$	2.12	US$	15.50	US$	13.59
Second Quarter	HK$	2.45	HK$	1.60	US$	15.60	US$	10.47
Third Quarter	HK$	1.68	HK$	1.48	US$	10.84	US$	9.42
Fourth Quarter*	HK$	1.94	HK$	1.59	US$	12.40	US$	10.14
2005
First Quarter	HK$	1.75	HK$	1.48	US$	11.14	US$	9.35
Second Quarter	HK$	1.71	HK$	1.48	US$	10.93	US$	9.52
Third Quarter	HK$	1.75	HK$	1.21	US$	11.33	US$	7.83
Fourth Quarter*	HK$	1.33	HK$	1.00	US$	8.46	US$	6.68
2006
January	HK$	1.29	HK$	1.03	US$	8.38	US$	6.73
February	HK$	1.29	HK$	1.15	US$	8.35	US$	7.46
March**	HK$	1.21	HK$	1.12	US$	7.86	US$	7.23
April	HK$	1.21	HK$	1.13	US$	7.82	US$	7.34
May	HK$	1.19	HK$	1.07	US$	7.77	US$	6.95
June (through June 12)	HK$	1.12	HK$	1.05	US$	7.26	US$	6.57

(1)	Each ADS represents 50 ordinary shares.
*	Indicates high and low prices for the fiscal year.
**	Indicates high and low prices for the fiscal quarter.

Item 10. Additional Information

Memorandum and Articles of Association

The section entitled “Description of Share Capital” in our IPO registration statement is incorporated by reference into this annual report.

The section entitled “Item 10-Additional Information-Memorandum and Articles of Association” in our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 28, 2005, is incorporated by reference into this annual report.

Material Contracts

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

In connection with the closing of the transactions described above, we also entered into a semiconductor foundry agreement with Motorola to provide wafer fabrication and associated services to Motorola. Under this agreement, Motorola has agreed to use good faith efforts to purchase a minimum number of wafers per month over a fifteen-month period, provided that we meet applicable production and quality standards. In connection with Motorola’s spin-off of its semiconductor business to Freescale, the semiconductor foundry agreement has been assigned by Motorola to Freescale. In addition to the agreements described above, we, Motorola and MCEL have entered into several ancillary agreements relating to the acquisition. These agreements relate to, among other things, transition services to be provided to us by MCEL to assist in transitioning the Tianjin fab’s operations to us and long-term services to be provided between us and MCEL. We and MCEL have also executed a real property transfer agreement providing for the transfer of MCEL’s real property rights associated with the Tianjin fab to us. Motorola has also agreed to guarantee the indemnification obligations of MCEL under the asset purchase agreement. See also “Item 4—Information on the Company—Business Overview—Tianjin Operations.”

Please also see the section entitled “Litigation” above regarding the settlement agreement into which the Company entered with TSMC.

Exchange Controls

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 2.2% of our sales for the year ended December 31, 2003, approximately 1.7% of our sales for the year ended December 31, 2004 and approximately 5.8% of our sales for the year ended December 31, 2005 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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

Cayman Islands Taxation

The following summary constitutes the opinion of Maples and Calder as to the material Cayman Islands tax consequences of acquiring, owning, and transferring our ADSs and ordinary shares.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than six months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros, and do not qualify for hedge accounting in accordance with SFAS No. 133. As of December 31, 2005, we had outstanding foreign currency forward exchange contracts with notional amounts of US$245.6 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2005, the fair value of foreign currency forward exchange contracts was approximately a loss of US$2.6 million, which is recorded in accrued expenses and other current liabilities. We had US$61 million of foreign currency exchange contracts outstanding as of December 31, 2004, US$133.0 million of foreign currency exchange contracts outstanding as of December 31, 2003 and US$43.1 million of foreign currency exchange contracts outstanding as of December 31, 2002. All of these foreign currency exchange contracts matured in the following year.

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

	As of December 31, 2005 Expected maturity date (in US$ thousands)
	2005	Fair Value
Forward Exchange Agreement
(Receive JPY/Pay US$)
Contract Amount	188,659,310	(2,556,943)

(Receive Euro/Pay US$)
Contract Amount	56,881,250	(141,782)

(Receive US$/Pay Rmb)
Contract Amount	81,952	91,011

Total Contract Amount	245,622,512	(2,607,714)

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2005. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR rate, while our Renminbi-denominated loans have interest rates linked to the rates determined by the People’s Bank of China. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked. We entered into interest rate hedging contracts commencing from March 2005.

	As of December 31,
	2006	2007	2008	2009
	(Forecast) (in US$ thousands, except percentages)
US$ denominated
Average balance	246,080,580	197,173,071	148,265,571	111,625,243
Average interest rate	6.35%	6.34%	6.31%	6.3 6%
Weighted average forward interest rate	6.35%	6.34%	6.31%	6.3 6%

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On March 17 and 18, 2004, we received an aggregate of US$1,017 million from our initial public offering of our ADSs on the New York Stock Exchange and our ordinary shares on the Hong Kong Stock Exchange, respectively. The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333- 112720), filed by us in connection with our initial public offering. As of December 31, 2005, all of the proceeds from the global offering had been used to construct, equip, or increase capacity at our fabs.

Item 15. Controls and Procedures

Our Chief Executive Officer and our Acting Chief Financial and Accounting Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). They have concluded that as of December 31, 2005, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics which is applicable to all of our employees, including our Chief Executive Officer, Acting Chief Financial and Accounting Officer, and any other persons performing similar functions.

Our Code of Business Conduct and Ethics is available, free of charge, to any person who sends a request for a paper copy to us at Semiconductor Manufacturing International Corporation, 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, Attention: Investor Relations.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2004 and December 31, 2005.

	2004		2005
Audit Fees	US$	250,000	US$	812,000
Audit-Related Fees	US$	264,306	US$	150,000
Tax Fees	US$	115,694	US$	118,000
All Other Fees	US$	63,986	US$	—

Total	US$	693,986	US$	1,080,000

Audit fees consist of the standard work associated with U.S. GAAP and statutory audits of our annual financial statements including the review of our quarterly financial results and filings with the Securities and Exchange Commission, Hong Kong Stock Exchange and other regulators.

Audit-related fees include services relating our compliance with the requirements of the Sarbanes-Oxley Act.

Tax services include tax compliance, tax advice, tax planning and transfer pricing with respect to the various regulations to which we are subject.

Other fees include consultation service charges relating to an annul examination regarding foreign currency, capital verification, and a valuation of our mortgage assets.

The audit committee has approved all audit-related services performed by Deloitte Touche Tohmatsu, 35/F, One Pacific Place, 88, Queensway, Hong Kong. The audit committee has also approved and will continue to consider, on a case-by-case basis, all non-audit services. Accordingly, the charter of the audit committee does not contain any pre-approval policies and procedures. According to the charter of our audit committee, before our principal accountants are engaged by us to render audit or non-audit services, the engagement, including the nature and scope of the work to be performed and the associated fees, must be approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

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

Period	Total Number of Shares Repurchased	Average Price Paid per Share
February	858,000	US$	0.0420
April	1,923,100	US$	0.0069
June	1,466,400	US$	0.0178
August	1,053,334	US$	0.005
October	609,700	US$	0.0227
December	205,000	US$	0.0206
TOTAL	6,115,534

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

See pages F-1 to F-60.

Item 19. Exhibits

Exhibit 1.1	Tenth Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement*

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China MingSheng Bank, China Development Bank, Industrial And Commercial Bank Of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China BoHai Bank, Bank of Communications and Bangkok Bank

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.
**	Previously filed as an exhibit to the Registrant’s Form F-1 dated February 11, 2004.
***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING
INTERNATIONAL CORPORATION

Date: June 29, 2006	By:	/s/ Richard Ru Gin Chang
	Name:	Richard Ru Gin Chang
	Title:	President and Chief Executive Officer

Annex A

GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

Cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

CIS	CMOS Image Sensor. CIS can be used in applications such as still and video cameras and embedded cameras in mobile telephones. It is a fast growing imaging sensor technology. The fabrication of CIS is fully compatible with the mainstream CMOS process, which enables system-on-chip capability, low power consumption and low cost of fabrication.

Clean room	Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

Dielectric material	A type of non-conducting material used for isolation purposes between conductors, such as metals.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

FCRAM™	Fast Cycle Random Access Memory. A proprietary form of RAM developed by Fujitsu Limited.

Fill factor	The percentage of LCOS metal surface area used for light reflection as compared to the total surface area. The higher the fill factor, the more light will be reflected from a given surface area.

Flash memory	A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

IDM	Integrated Device Manufacturer.

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminum, doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

I/O	Inputs/Outputs.

LCOS	Liquid Crystal On Silicon. A type of micro-display technology.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Low leakage	Characteristic of a transistor that has a low amount of current leakage. Low leakage allows for power-saving. Low leakage semiconductors are primarily used in applications such as cellular telephones, calculators and automotive applications.

Mask	A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

Mask ROM	A type of non-volatile memory that is programmed during fabrication (mask-defined) and the data can be read but not erased.

Memory	A device that can store information for later retrieval.

Micro-display	A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60-inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MOS	Metal Oxide Semiconductor. A type of semiconductor device fabricated with a conducting layer and a semiconducting layer separated by an insulating layer.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmable memory used for program and data storage, usually used in applications that require only a one-time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Redistribution Layer Manufacturing	The manufacturing process of fabricating additional dielectric and copper interconnect layers to redistribute the pads to new locations on a finished wafer.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

Solder bumping	The fabrication processes of forming solder bump termination electrodes, which are elevated metal structures, or lead free bump termination electrodes.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Stepper	A machine used in the photolithography process in making wafers. With a stepper, a small portion of the wafer is aligned with the mask upon which the circuitry design is laid out and is then exposed to strong light. The machine then “steps” to the next area, repeating the process until the entire wafer has been done. Exposing only a small area of a wafer at a time allows the light to be focused more strongly, which gives better resolution of the circuitry design.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Stockholders of Semiconductor Manufacturing International Corporation:

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and its subsidiaries (the “Company”) as of December 31, 2005, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, 2004 and 2003 and the result of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 29, 2006

Semiconductor Manufacturing International Corporation

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

		December 31,
	NOTES	2005	2004	2003
ASSETS
Current assets:
Cash and cash equivalents		$585,796,887	$607,172,570	$445,276,334
Short-term investments	6	13,795,859	20,364,184	27,164,603
Accounts receivable, net of allowances of $1,091,340 in 2005, $1,105,165 in 2004 and $114,473 in 2003	5	241,333,914	169,188,287	90,538,517
Inventories	7	191,237,636	144,017,852	69,923,879
Prepaid expense and other current assets		15,300,591	12,842,994	15,387,319
Assets held for sale	8	—	1,831,972	32,591,363

Total current assets		1,047,464,887	955,417,859	680,882,015
Land use rights, net	9	34,767,518	39,197,774	41,935,460
Plant and equipment, net	10	3,285,631,131	3,311,924,599	1,523,564,055
Acquired intangible assets, net	11	195,178,898	77,735,299	41,120,465
Investments held to maturity	6	—	—	3,004,724
Equity investment	12	17,820,890	—	—
Prepaid service contract		2,552,407	—	—

TOTAL ASSETS		$4,583,415,731	$4,384,275,531	$2,290,506,719

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13	$262,318,432	$364,333,613	$211,762,334
Accrued expenses and other current liabilities		92,916,030	82,857,551	33,298,915
Short-term borrowings	16	265,481,082	91,000,000	—
Current portion of promissory note	15	29,242,001	—	15,000,000
Current portion of long-term debt	16	246,080,580	191,986,372	—
Note payable to stockholder	14	—	—	27,018,043
Deposit received from stockholders	14	—	—	38,351,407
Income tax payable		—	152,000	—

Total current liabilities		896,038,125	730,329,536	325,430,699

Long-term liabilities:
Promissory note	15	103,254,436	—	—
Long-term debt	16	494,556,385	544,462,074	479,960,575
Long-term payables relating to license agreements	17	24,686,398	—	—

Total long-term liabilities		622,497,219	544,462,074	479,960,575

Total liabilities		1,518,535,344	1,274,791,610	805,391,274

Commitments	22

Minority interest		38,781,863	—	—

Stockholders’ equity:
Series A convertible preference shares, $0.0004 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 954,977,374 in 2003, respectively		—	—	381,990
Series A-1 non-convertible preference shares, $0.00001 par value, nil, nil and 1,000,000,000 shares authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 219,499,674 in 2003, respectively		—	—	2,195
Series A-2 convertible preference shares, $0.0004 par value, nil, nil and 42,373,000 authorized in 2005, 2004 and 2003 shares issued and outstanding and nil in 2005 and 2004, 42,373,000 in 2003, respectively		—	—	16,949
Series B convertible preference shares, $0.0004 par value, nil, nil and 50,000,000 authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 2,350,000 in 2003, respectively	19	—	—	940
Series C convertible preference shares, $0.0004 par value, nil, nil and 215,285,714 authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2006 and 2005, 181,718,858 in 2004, respectively	19	—	—	72,688
Series D convertible preference shares, $0.0004 par value, nil, nil and 122,142,857 authorized in 2005, 2004 and 2003, shares issued and outstanding nil in 2005 and 2004, 7,142,857 in 2003, respectively	19	—	—	2,857
Ordinary shares, $0.0004 par value, 50,000,000,000, 50,000,000,000 and 22,454,944,800 authorized in 2005, 2004 and 2003, shares issued and outstanding 18,301,680,867 in 2005, 18,232,179,139 in 2004 and 242,595,000 in 2003, respectively	19	7,320,673	7,292,872	97,038
Warrants	20	32,387	32,387	37,839,931
Additional paid-in capital		3,291,407,448	3,289,724,885	1,835,820,085
Subscription receivable from stockholders		—	—	(105,420,031)
Notes receivable from stockholders	20	—	(391,375)	(36,026,073)
Accumulated other comprehensive income		138,978	387,776	199,827
Deferred stock compensation		(24,881,919)	(51,177,675)	(40,582,596)
Accumulated deficit		(247,919,043)	(136,384,949)	(207,290,355)

Total stockholders’ equity		3,026,098,524	3,109,483,921	1,485,115,445

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,583,415,731	$4,384,275,531	$2,290,506,719

Net current assets		$151,426,762	$225,088,323	$355,451,316

Total assets less current liabilities		$3,687,377,606	$3,653,945,995	$1,965,076,020

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

		Year ended December 31,
	NOTES	2005	2004	2003
Sales	23	$1,171,318,735	$974,664,696	$365,823,504
Cost of sales	2	1,081,587,786	716,225,372	359,778,796

Gross profit		89,730,949	258,439,324	6,044,708

Operating expenses:
Research and development	2	78,865,305	74,113,116	34,912,898
General and administrative	2	35,700,768	54,038,382	29,704,976
Selling and marketing	2	17,713,228	10,383,794	10,711,098
Litigation settlement	25	—	23,153,105	—
Amortization of acquired intangible assets	2	41,251,077	14,368,025	3,461,977

Total operating expenses		173,530,378	176,056,422	78,790,949

(Loss) income from operations	28	(83,799,429)	82,382,902	(72,746,241)

Other income (expense):
Interest income		11,355,972	10,587,244	5,615,631
Interest expense		(38,784,323)	(13,697,894)	(1,424,740)
Foreign currency exchange (loss) gain		(3,355,279)	8,217,567	1,522,661
Others, net		4,461,925	2,441,057	888,189

Total other (expense) income, net		(26,321,705)	7,547,974	6,601,741

(Loss) income before income tax		(110,121,134)	89,930,876	(66,144,500)

Income tax – current	18	284,867	186,044	—

Net (loss) income after taxes and before minority interest and loss from equity investment		(110,406,001)	89,744,832	(66,144,500)

Minority interest		251,017	—	—

Loss from equity investment	12	(1,379,110)	—	—

Net (loss) income		(111,534,094)	89,744,832	(66,144,500)
Deemed dividends on preference shares	30	—	18,839,426	37,116,629

(Loss) income attributable to holders of ordinary shares		$(111,534,094)	$70,905,406	$(103,261,129)

(Loss) income per share, basic	21	$(0.01)	$0.01	$(1.14)

(Loss) income per share, diluted	21	$(0.01)	$0.00	$(1.14)

Shares used in calculating basic (loss) income per share	21	18,184,429,255	14,199,163,517	90,983,200

Shares used in calculating diluted (loss) income per share	21	18,184,429,255	17,934,393,066	90,983,200

* Share-based compensation related to each account balance is as follows:

Cost of sales		$11,931,713	$11,595,131	$5,539,275
Research and development		4,899,376	5,138,402	2,842,775
General and administrative		6,469,366	8,023,343	1,793,185
Selling and marketing		2,435,394	2,254,202	1,264,279

Total		$25,735,849	$27,011,078	$11,439,514

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

Preference shares
	Series A convertible shares		Series A-1 non-convertible shares		Series A-2 convertible shares		Series B convertible shares
	Share	Amount	Share	Amount	Share	Amount	Share	Amount
Balance at December 31, 2002	953,750,786	$381,499	219,499,674	$2,195	42,373,000	$16,949	2,350,000	$940

Issuance of warrants to a service provider	—	—	—	—	—	—	—	—
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	—	—	—	—	—	—
Issuance of Series C convertible preference share to employees	—	—	—	—	—	—	—	—
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	—	—	—	—	—	—
Exercise of employee stock options	2,467,900	987	—	—	—	—	—	—
Repurchases of restricted shares	(1,241,312)	(496)	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—

Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	—	—	—
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	—	—	—	—	—	—	—
Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—

Balance at December 31, 2005	—	$—	—	$—	—	$—	—	$—

	Preference shares
	Series C convertible shares		Series D Convertible shares		Ordinary			Additional Paid-in capital
	Share	Amount	Share	Amount	Share	Amount	Warrants
Balance at December 31, 2002	—	$—	—	$—	241,435,500	$96,570	$—	$1,139,760,359

Issuance of warrants to a service provider	—	—	—	—	—	—	129,942	—
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	180,000,000	72,000	—	—	—	—	35,645,570	593,482,430
Issuance of Series C convertible preference share to employees	1,718,858	688	—	—	—	—	—	8,722,585
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	7,142,857	2,857	—	—	2,064,419	22,932,724
Exercise of employee stock options	—	—	—	—	12,000,500	4,800	—	4,129,250
Repurchases of restricted shares	—	—	—	—	(10,841,000)	(4,332)	—	(1,502,889)
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	31,178,997
Deemed dividend on preference shares	—	—	—	—	—	—	—	37,116,629
Net loss	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—

Balance at December 31, 2003	181,718,858	72,688	7,142,857	2,857	242,595,000	97,038	37,839,931	1,835,820,085
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	95,714,286	38,286	—	—	27,663,780	308,141,738
Issuance of Series D preference shares in exchange for software licenses	—	—	914,285	365	—	—	—	5,059,891
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	—	2,739,553
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	—	45,085
Conversion of preference share to ordinary shares upon initial public offering	(181,718,858)	(72,688)	(103,771,428)	(41,508)	14,927,787,480	5,971,115	(65,373,769)	59,917,012
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	3,030,303,000	1,212,121	—	1,015,647,030
Redemption of Series A-1 preference shares	—	—	—	—	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	136,640	55	(97,555)	17,910
Issuance of ordinary shares in exchange for equipment	—	—	—	—	23,957,830	9,583	—	5,212,597
Exercise of stock options	—	—	—	—	20,766,689	8,307	—	1,590,804
Repurchase of restricted ordinary shares	—	—	—	—	(13,367,500)	(5,347)	—	(851,592)
Repurchase of restricted preference shares	—	—	—	—	—	—	—	(60,811)
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	37,606,157
Deemed dividend on preference shares	—	—	—	—	—	—	—	18,839,426
Net income	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	—	—	—	18,232,179,139	7,292,872	32,387	3,289,724,885
Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	—	—	—	—	(32,880)
Exercise of stock options	—	—	—	—	75,617,262	30,247	—	2,371,933
Repurchase of restricted ordinary shares	—	—	—	—	(6,115,534)	(2,446)	—	(96,583)
Collection of note receivables from employees	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	(559,907)
Net loss	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—

Balance at December 31, 2005	—	$—	—	$—	18,301,680,867	$7,320,673	$32,387	$3,291,407,448

	Subscription receivable from stockholders	Notes receivables from stockholders	Accumulated other comprehensive income (loss)	Deferred stock compensation, net	Accumulated deficit	Total stockholders equity	Comprehensive income (loss)
Balance at December 31, 2002	$(107,430,000)	$(36,994,608)	$30,004	$(20,843,113)	$(104,029,226)	$870,991,569	$(102,509,068)

Issuance of warrants to a service provider	—	—	—	—	—	129,942
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	(105,000,000)	—	—	—	—	524,200,000
Issuance of Series C convertible preference share to employees	—	—	—	—	—	8,723,273
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	—	—	—	25,000,000
Exercise of employee stock options	—	968,535	—	—	—	5,103,572
Repurchases of restricted shares	—	—	—	—	—	(1,507,717)
Collection of subscription receivables from stockholders	107,009,969	—	—	—	—	107,009,969
Deferred stock compensation, net	—	—	—	(19,739,483)	—	11,439,514
Deemed dividend on preference shares	—	—	—	—	(37,116,629)	—
Net loss	—	—	—	—	(66,144,500)	(66,144,500)	$(66,144,500)
Foreign currency translation adjustments	—	—	143,570	—	—	143,570	143,570
Unrealized gain on short-term investments	—	—	26,253	—	—	26,253	26,253

Balance at December 31, 2003	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	$(65,974,677)

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	335,843,804
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	5,060,256
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	1,016,859,151
Redemption of Series A-1 preference shares	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	5,222,180
Exercise of stock options	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	105,420,031	—	—	—	—	105,420,031
Collection of note receivables from employees	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	—	—	(10,595,079)	—	27,011,078
Deemed dividend on preference shares	—	—	—	—	(18,839,426)	—	—
Net income	—	—	—	—	89,744,832	89,744,832	$89,744,832
Foreign currency translation adjustments	—	—	256,391	—	—	256,391	256,391
Unrealized loss on investments	—	—	(68,442)	—	—	(68,442)	(68,442)

Balance at December 31, 2004	—	(391,375)	387,776	(51,177,675)	(136,384,949)	3,109,483,921	$89,932,781

Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	—	—	(32,880)
Exercise of stock options	—	—	—	—	—	2,402,180
Repurchase of restricted ordinary shares	—	—	—	—	—	(99,029)
Collection of note receivables from employees	—	391,375	—	—	—	391,375
Deferred stock compensation, net	—	—	—	26,295,756	—	25,735,849
Net loss	—	—	—	—	(111,534,094)	(111,534,094)	$(111,534,094)
Foreign currency translation adjustments	—	—	(192,246)	—	—	(192,246)	(192,246)
Unrealized loss on investments	—	—	(56,552)	—	—	(56,552)	(56,552)

Balance at December 31, 2005	$—	$—	$138,978	$(24,881,919)	$(247,919,043)	$3,026,098,524	$(111,782,892)

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2005	2004	2003
Operating activities:
(Loss) income attributable to holders of ordinary shares	$(111,534,094)	$70,905,406	$(103,261,129)
Deemed dividends on preference shares	—	18,839,426	37,116,629

Net (loss) income	(111,534,094)	89,744,832	(66,144,500)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	(251,017)	—	—
Gain on disposal of plant and equipment	(3,001,881)	(733,822)	(8,029)
Depreciation and amortization	745,926,095	456,960,522	233,904,866
Non-cash interest expense	5,395,177	—	795,279
Amortization of acquired intangible assets	41,251,077	14,368,025	3,461,977
Amortization of share-based compensation	25,735,849	27,011,078	11,439,514
Stock compensation from Series C convertible preference shares	—	—	2,707,201
Loss from equity investment	1,379,110	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(72,145,627)	(78,649,770)	(70,428,402)
Inventories	(47,219,784)	(74,093,973)	(30,097,945)
Prepaid expense and other current assets	(5,172,943)	2,551,664	(8,868,710)
Accounts payable	26,425,817	49,235,998	18,752,474
Accrued expenses and other current liabilities	41,469,028	32,115,883	18,756,638
Income tax payable	(152,000)	152,000	—

Net cash provided by operating activities	648,104,807	518,662,437	114,270,363

Investing activities:
Purchase of plant and equipment	(872,519,397)	(1,838,773,389)	(453,097,184)
Proceeds from government grant to purchase plant and equipment	18,538,886	—	—
Proceeds from disposal of plant and equipment	11,750,109	1,343,003	54,613
Proceeds received from sale of assets held for sale	6,434,115	8,215,128	4,562,934
Purchase of acquired intangible assets	(11,167,883)	(7,307,996)	(3,585,000)
Purchase of short-term investments	(19,817,525)	(66,224,919)	(23,985,420)
Purchase of equity investment	(19,200,000)	—	—
Purchase of investments held to maturity	—	—	(3,004,297)
Sale of investments held to maturity	—	3,004,724	—
Sale of short-term investments	26,329,298	72,957,324	24,556,329

Net cash used in investing activities	(859,652,397)	(1,826,786,552)	(454,498,452)

(Continued)

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2005	2004	2003
Financing activities:
Proceeds from short-term borrowings	394,158,994	91,000,000	30,000,000
Repayment of short-term borrowings	(219,677,912)	—	(33,624,597)
Repayment of note payable to stockholder for land use rights	—	(12,778,797)	(23,981,957)
Proceeds from long-term debt	253,432,612	256,487,871	88,733,767
Repayment of long-term debt	(249,244,093)	—	—
Repayment of promissory note	(30,000,000)	(15,000,000)	—
Proceeds from issuance of Series C convertible preference shares	—	—	530,216,072
Proceeds from issuance of Series D convertible preference shares	—	30,000,000	—
Proceeds from issuance of ordinary shares from initial public offering	—	1,016,859,151	—
Collection of subscription receivables, net	—	105,420,031	107,009,969
Proceeds from exercise of employee stock options	2,303,151	681,339	2,634,442
Collection of notes receivables from employees	391,376	35,245,774	—
Change in deposits received from stockholders	—	(38,151,407)	(7,491,144)
Proceeds from issuance of redeemable convertible preference shares to minority investor in a subsidiary (note 1)	39,000,025	—	—

Net cash provided by financing activities	190,364,153	1,469,763,962	693,496,552

Effect of exchange rate changes	(192,246)	256,389	143,570

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,375,683)	161,896,236	353,412,033
CASH AND CASH EQUIVALENTS, beginning of year	607,172,570	445,276,334	91,864,301

CASH AND CASH EQUIVALENTS, end of year	$585,796,887	$607,172,570	$445,276,334

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$436,867	$34,044	$8,379

Interest paid	$47,113,456	$20,104,223	$14,732,932

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2005	2004		2003
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Series C convertible preference shares issued to investors for subscription receivable	$—	$		$105,000,000

Issuance of Series C convertible preference share warrants	$—	$		$35,645,570

Note payable waived by stockholder in exchange for land use rights	$—		$(14,239,246)	$—

Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	$—		$278,180,024	$25,000,000

Issuance of Series D convertible preference share warrants	$—		$27,663,780	$2,064,419

Deemed dividends on Series C and Series D convertible preference shares	$—		$18,839,426	$37,116,629

Series D convertible preference shares issued in exchange for certain software licenses	$—		$5,060,256	$—

Series B convertible preference shares issued in exchange for acquired intangible assets	$—		$2,739,853	$—

Series B convertible preference shares issued to a service provider	$—		$45,090	$—

Conversion of preference shares into ordinary shares upon initial public offering	$—		$5,971,115	$—

Ordinary shares and warrants issued to a service provider	$—		$(79,590)	$—

Ordinary shares issued in exchange for equipment	$—		$5,222,180	$—

Deferred stock compensation	$(26,295,756)		$10,595,079	$19,739,483

Ordinary and preference shares issued in exchange for employee note receivable	$—		$(388,924)	$(968,535)

Issuance of promissory note for acquired intangible assets	$(132,496,437)		$—	$—

Inception of long-term payable for acquired intangible assets	$(24,686,398)		$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

1.	Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2005 include the following:

Name of company	Place and date of incorporation/ establishment	Attributable equity interest held	Principal activity
Garrison Consultants Limited (“Garrison”)	Western Samoa April 3, 2000	100%	Provision of consultancy Services
Betterway Enterprises Limited (“Betterway”)	Western Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)*	The PRC September 30, 2003	100%	Operation of a convenience store
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing International (AT) Corporation (“AT”)	Cayman Islands July 26, 2004	56.67%	Investment holding
Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	56.67%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing International (Solar Cell) Corporation (“Solar Cell”)	Cayman Island June 30, 2005	100%	Investment holding
SMIC Energy Technology (Shanghai) Science Corporation (“Energy science”)*	The PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the PRC.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks.

In 2004, the Company incorporated AT and SMICD, a wholly owned subsidiary of AT. In 2005, AT issued redeemable convertible preference shares to a third party for cash consideration of $39 million, representing 43.33% equity interest of AT.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

2.	Reclassifications of certain accounts

(a)	The Company has reclassified the amortization of share-based compensation in the same lines as cash compensation paid to the same employees in accordance with SAB 107, Share-Based Payment. The prior years have been reclassified to conform this presentation.

(b)	Commencing with the first quarter ended March 31, 2005, the Company reclassified the amortization expenses related to acquired intangible assets into a separate line item. The comparative figures of the prior years have been reclassified to conform this presentation.

3.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. Minority interest is recorded as a reduction of the reported income or expense unless the amount would result in a reduction of expense for which the minority partner would not be responsible.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include allowance for receivables, inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, accruals for sales adjustments and warranties, other liabilities and stock compensation expense.

(d)	Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for semiconductor manufacturing services; competitive pressures due to excess capacity or price reductions; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f)	Investments

Short-term investments consisting primarily of mutual funds, corporate notes and corporate bonds are classified as available for sale and have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Debt securities with original maturities greater than one year are classified as long-term investments held to maturity.

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. In 2005, 2004 and 2003, inventory was written down by $13,808,697, $10,506,374 and $nil, respectively, to reflect the lower of cost or market.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreements, which range from 50 to 70 years.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology and licenses are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 5 to 10 years. The Company has determined that its intangible assets were not impaired at December 31, 2005. The Company had no goodwill as of December 31, 2005, 2004 and 2003.

(l)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(m)	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making, testing and probing, and revenue is recognized when the services are completed.

Customers have the rights of return within one year pursuant to warranty and sales return provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for its costs to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

(n)	Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of $7,617,123, $7,531,038 and $7,090,635, net of government subsidies of $3,991,000, $nil, and $7,220,000 in 2005, 2004 and 2003, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2005, 2004 and 2003, the Company recorded amortization expenses relating to the capitalized interest of $3,296,641, $1,681,089 and $307,954, respectively.

(o)	Government subsidies

The Company receives government subsidies in the following five forms:

(1)	Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies of $12,391,000, $nil and $7,220,000 in 2005, 2004 and 2003, respectively, which were calculated based on the interest expense on the Company’s estimated borrowings. The Company recorded government subsidies as a reduction of capitalized interest for the year and any excess was recorded as advance receipts in the year when the cash is received from the government.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(o)	Government subsidies - continued

(2)	Value added tax refunds

The Company received subsidies of $3,747,951, $1,949,265 and $nil in 2005, 2004 and 2003, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the costs of sales.

(3)	Government awards

The Company received government awards of $2,650,709 in the form of reimbursement of certain expenses in 2005, accordingly these awards were recorded as reduction of expenses.

The Company received $1,449,888 in 2004 in recognition of the Company’s efforts to attract and retain talents with overseas experience in the high technology industry. The government recognition awards were recorded as other income in 2004 since the Company was awarded for its overall effort in attraction and retention of such talents but not for specific projects. The Company received no government awards in 2003.

(4)	Sales tax refunds

The Company received sales tax refunds of $609,461, $573,992 and $nil in 2005, 2004 and 2003, respectively, which were recorded as an offset of the general and administrative expenses.

(5)	Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry. The Company has been granted with such subsidy of RMB 160 million (equal to US$ 19,777,951), of which RMB 150 million (equal to US$18,538,886) has been actually received as of December 31, 2005. Subsidies were used to offset the account of construction in progress as they were strictly related to the construction of assembly and testing plant.

(p)	Research and development costs

Research and development costs are expensed as incurred.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(q)	Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r)	Foreign currency translation

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of stockholders’ equity.

(s)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes such items as foreign currency translation adjustments and unrealized gains/losses on short-term investments. Comprehensive income (loss) is reported in the statement of stockholders’ equity.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(u)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings, promissory note, long-term payables relating to license agreements, and long-term debt. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term payables relating to license agreements and long-term debt approximates fair value due to variable interest rates that approximate market rates.

(v)	Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which requires the Company to record a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to record a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. The Company’s disclosures are in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.”

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, the Company’s pro forma (loss) income would have been as follows:

	Year ended December 31,
	2005	2004	2003
(Loss) income attributable to holders of ordinary shares	$(111,534,094)	$70,905,406	$(103,261,129)
Add: Stock compensation as reported	25,735,849	27,011,078	11,439,514
Less: Stock compensation determined using the fair value method	(32,997,627)	(37,486,703)	(17,253,078)

Pro forma (loss) income attributable to holders of ordinary shares	$(118,795,872)	$60,429,781	$(109,074,693)

(Loss) income per share:
Basic-pro forma	$(0.01)	$0.00	$(1.20)
Diluted-pro forma	$(0.01)	$0.00	$(1.20)

Basic-as reported	$(0.01)	$0.01	$(1.14)
Diluted-as reported	$(0.01)	$0.00	$(1.14)

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(v)	Stock-based compensation - continued

The fair value of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	2005	2004	2003
Average risk-free rate of return	4.16%	2.64%	2.94%
Weighted average expected option life	1-4 years	0.5-4 years	4.0 years
Volatility rate	30.39%	52.45%	67.99%
Dividend yield (Preference share only)	—	—	8%

(w)	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company has the following notional amount of derivative instruments:

	December 31
	2005	2004	2003
Forward foreign exchange contracts	$245,622,512	$61,034,335	$133,010,951
Interest rate swap contracts	340,000,000	—	—

	$585,622,512	$61,034,335	$133,010,951

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Reminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2005, 2004 and 2003, gains and losses on the foreign currency forward exchange contracts were recognized in the statement of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(w)	Derivative financial instruments - continued

Settlement currency	Notional amount	US dollar equivalents
As of December 31, 2005
Japanese Yen	22,097,665,000	$188,659,310
European Euro	47,900,000	56,881,250
Renminbi	661,400	81,952

		$245,622,512

As of December 31, 2004
Japanese Yen	2,915,714,899	$28,111,405
European Euro	20,042,037	27,313,288
USD	46,428,200	5,609,642

		$61,034,335

As of December 31, 2003
Japanese Yen	6,250,900,000	$58,445,915
European Euro	39,652,028	49,565,036
Renminbi	206,917,500	25,000,000

		$133,010,951

In 2005, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2005, ineffective hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2005, the Company had outstanding interest rate swap contracts with notional amounts of $340,000,000.

The fair values of each derivative instrument are as follows:

	December 31
	2005	2004	2003
Forward foreign exchange contracts	$(2,607,714)	$(283,344)	$432,568
Interest rate swap contracts	(1,270,811)	—	—

	$(3,878,525)	$(283,344)	$432,568

As of December 31, 2005, the fair value of foreign-currency forward exchange contracts, which approximates $(2,607,714), was recorded in accrued expenses and other current liabilities with the change of fair value recorded as part of other income (expense), net in the statement of operations.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(w)	Derivative financial instruments - continued

As of December 31, 2005, the fair value of the interest rate swap contracts, which approximates $(1,270,811), was recorded in accrued expenses and other current liabilities. The interest expense incurred in 2005 was $1,372,477, which includes both the change of fair value of the outstanding interest rate swap contracts as well as cost associated with settlement of certain interest rate swap contracts during the year.

(x)	Recently issued accounting standards

In November 2004, FASB issued SFAS No.151, “Inventory Costs - an amendment of ARB No.43, Chapters 4”. This statement amends the guidance in Accounting Research Board (“ARB”) No.43, Chapters 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company’s financial position, cash flows or results of operations.

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has quantified the effects of the adoption of SFAS 123R and expects that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) have been disclosed above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(x)	Recently issued accounting standards - continued

SFAS 123R will be effective for the Company’s fiscal quarter beginning December 15, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

In May 2005, the Financial Accounting Standards Board issued Statement No. 154, “Accounting Changes and Error Corrections,” (“FASB 154”) which changes the requirements for the accounting for and reporting of a change in accounting principle. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle as well as changes required by an accounting pronouncement in the rare instance that a new pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that the cumulative effect of a voluntary change to a new accounting pronouncement be recognized in net income for the period of the change. FASB Statement No. 154 now requires retrospective application of a voluntary change in accounting principle to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. Additionally, this Statement redefines the term “restatement” as the revising of previously issued financial statements to reflect the correction of the error. Reporting the correction of an error in previously issued financial statements and a change in accounting estimate is carried forward from the guidance provided in APB Opinion 20. FASB Statement No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FASB 154 is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

3.	Summary of significant accounting policies - continued

(y)	Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be antidilutive.

(z)	Share split

On March 18, 2004, the Company effected a 10-for-1 share split immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such ordinary shares and stock options, have been adjusted retroactively, which gives effect to the share split.

4.	Motorola Asset Purchase and License Agreements

On September 23, 2003, the Company entered into an agreement to acquire certain assets and assume certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for $0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 857,143 Series D convertible preference shares for $0.01 per share in exchange for $30,000,000. The Company and Motorola completed the Asset Purchase on January 16, 2004.

In conjunction with the Asset Purchase, the Company and Motorola entered into an agreement to license certain technology and intellectual property. In exchange for these licenses, the Company agreed to issue Motorola an aggregate of 11,428,571 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 1,142,857 Series D convertible preference shares for $0.01 per share. On December 5, 2003, the Company partially closed this license agreement with Motorola and issued to Motorola 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share. On January 16, 2004, the Company closed the license agreement with Motorola and issued to Motorola 4,285,714 series D convertible preference share and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

5.	Accounts receivable, net of allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aging analysis of trade debtors is as follows:

	2005	2004	2003
Current	$192,303,054	$148,502,815	$74,273,846
Overdue:
Within 30 days	38,017,540	15,901,323	16,114,311
Between 31 to 60 days	2,528,249	2,656,964	118,220
Over 60 days	8,485,071	2,127,185	32,140

	$241,333,914	$169,188,287	$90,538,517

6.	Investments

The following is a summary of short-term available-for-sale listed securities:

	December 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Commercial paper	$3,482,033	$9,450	$—	$3,491,483
Mutual fund	10,283,573	20,803	—	10,304,376

	$13,765,606	$30,253	$—	$13,795,859

	December 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate note	$10,000,000	$—	$—	$10,000,000
Mutual fund	10,277,379	86,805	—	10,364,184

	$20,277,379	$86,805	$—	$20,364,184

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

6.	Investments - continued

	December 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bond	$3,023,938	$12,462	$—	$3,036,400
Mutual fund	23,985,420	142,783	—	24,128,203

	$27,009,358	$155,245	$—	$27,164,603

The cost and estimated fair value of the long-term debt securities held to maturity by contractual maturity were as follows:

Maturity Date

	December 31, 2003
	Cost	Estimated Fair Value
Due in 2-5 years	$3,004,724	$2,992,160

As of December 31, 2005 and 2004, the Company did not have any long-term debt securities.

7.	Inventories

	2005	2004	2003
Raw materials	$55,697,982	$39,336,929	$15,799,636
Work in progress	115,210,052	83,953,481	50,079,252
Finished goods	20,329,602	20,727,442	4,044,991

	$191,237,636	$144,017,852	$69,923,879

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

8.	Assets held for sale

Assets held for sale represent residential real estate that the Company has constructed for its employees. During 2003, the Company decided to offer to sell this real estate to its employees over the next twelve months. Accordingly, the Company had classified the $32,591,363 carrying value, representing historical cost less accumulated depreciation, as assets held for sale as of December 31, 2003.

As of December 31, 2004, the Company had sold residential real estate with a carrying value of $12,089,113 to employees for $12,778,062, which resulted in a gain on disposition of $688,949. The Company has reclassified the majority of the unsold residential real estate units of $18,670,278 to land use rights, plant and equipment and recorded a cumulative adjustment for depreciation expense of $1,155,623, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. The remaining balance of assets held for sale as of December 31, 2004 was $1,831,972, representing 44 sets of the residential real estate units.

As of December 31, 2005, the Company sold residential real estate units with a carrying value of $1,679,818 for $2,322,409, which resulted in a gain on disposal of $642,591. Meanwhile, the Company has reclassified the remaining unsold real estate units of $152,154 to land use rights, plant and equipment. Accordingly, the Company recorded a cumulative adjustment for depreciation expense of $7,352, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. No residential real estate was classified as assets held for sale as of December 31, 2005.

9.	Land use rights, net

	2005	2004	2003
Land use rights (50-70 years)	$38,504,311	$42,412,453	$44,136,870
Less: accumulated amortization	(3,736,793)	(3,214,679)	(2,201,410)

	$34,767,518	$39,197,774	$41,935,460

10.	Plant and equipment, net

	2005	2004	2003
Buildings	$212,205,753	$203,375,644	$91,436,319
Facility, machinery and equipment	382,928,570	339,852,626	112,611,314
Manufacturing machinery and equipment	3,810,671,778	2,838,231,084	1,331,916,555
Furniture and office equipment	75,696,024	51,932,370	27,840,169
Transportation equipment	1,581,493	1,324,144	769,227

	4,483,083,618	3,434,715,868	1,564,573,584
Less: accumulated depreciation and amortization	(1,515,923,860)	(772,416,194)	(315,993,086)
Construction in progress	318,471,373	649,624,925	274,983,557

	$3,285,631,131	$3,311,924,599	$1,523,564,055

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

11.	Acquired intangible assets, net

	2005	2004	2003
Cost:
Technology	$5,782,943	$5,782,943	$5,817,442
Licenses	146,451,215	85,719,858	34,702,500
Patent licenses	102,025,819	4,062,500	4,062,500

	$254,259,977	$95,565,301	$44,582,442

Accumulated Amortization:
Technology	(3,689,655)	(2,451,817)	(1,218,750)
Licenses	(36,452,597)	(13,637,114)	(870,536)
Patent licenses	(18,938,827)	(1,741,071)	(1,372,691)

	(59,081,079)	(17,830,002)	(3,461,977)

Acquired intangible assets, net	$195,178,898	$77,735,299	$41,120,465

2005

The Company entered into a settlement and license agreement with Taiwan Semiconductor Manufacturing Company (“TSMC”) on January 31, 2005, which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the US International Trade Commission, and the Taiwan District Court. As a part of the settlement, the Company agreed to pay TSMC an aggregate of $175 million, in installments of a six-year promissory note (see Note 15). The Company engaged an external valuation company to perform a valuation study to determine the fair market value of the agreements relating to the intellectual property with respect to their pre-settlement and post-settlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an accrued litigation expense in 2004 and $134.8 million of intangible assets associated with the settlement in 2005.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for cash consideration of $23,878,489.

2004

The Company issued 4,285,714 Series D convertible preference shares and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $15,000,000 (see Note 4).

The Company issued 914,285 Series D convertible preference shares to a strategic technology partner in exchange for certain software licenses, which was valued at $5,060,256.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for $28,217,249.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

11.	Acquired intangible assets, net - continued

2003

The Company issued a warrant to purchase 57,143 Series B convertible preference shares for an intellectual property development license which was valued at $129,942 as of December 31, 2003. In conjunction with the intellectual property development license agreement, the Company would redeem the warrant in increments when the contractual party (“service provider”) meets certain predetermined milestones stipulated in the agreement. In 2004, upon attaining certain milestones, the Company issued 12,343 shares of Series B convertible preference shares valued at $45,090 and 136,640 ordinary shares valued at $17,965, respectively, to the service provider. In 2005, no ordinary shares were issued by the Company in respect of the warrant. As of December 31, 2004 and 2005, the warrant to purchase 359,300 ordinary shares was valued at $32,387 and $32,387, respectively.

The Company issued 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $25,000,000 (see Note 4).

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for $4,705,000.

All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of $41,251,077, $14,368,025 and $3,461,977 in 2005, 2004 and 2003 respectively. The Company will record amortization expenses related to the acquired intangible assets of $43,214,158, $42,034,491, $38,514,999, $28,256,023, and $22,559,626 for 2006, 2007, 2008, 2009 and 2010 respectively.

12.	Equity investment

	December 31, 2005
	Carrying Amount	% of Ownership
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$17,820,890	30

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing its 30% ownership. As of December 31, 2005, the Company recorded its share of the net loss of the equity investment for the year 2005 balance to be carried forward which amounted to $1,379,110.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

13.	Accounts payable

An aging analysis of the accounts payable is as follows:

	2005	2004	2003
Current	$209,142,167	$307,396,991	$184,834,802
Overdue:
Within 30 days	22,479,945	38,803,625	17,666,570
Between 31 to 60 days	4,593,542	4,351,844	3,397,082
Over 60 days	26,102,778	13,781,153	5,863,880

	$262,318,432	$364,333,613	$211,762,334

14.	Deposit received from stockholders and note payable to stockholder

During 2003, the Company received subscription deposits from existing and potential investors to secure the future purchase of the Company’s convertible preference shares. The Company converted the deposits as partial purchase consideration of convertible preference shares. The Company incurred interest expense of $nil, $nil and $147,779 in 2005, 2004 and 2003, respectively.

During 2001, the Company purchased land use rights from a stockholder for $50,000,000 in exchange for a note payable. The Company has repaid $22,981,957 in 2003 and $12,778,797 in 2004. The remaining balance of $14,239,246 was waived by the stockholder and recognized as a reduction to the cost of the land use right in 2004.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

15.	Promissory note

In 2005, the Company reached a settlement and license agreement with TSMC as detailed in Note 11 and Note 25. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $30,000,000 in 2005 and the outstanding promissory notes are as follows:

	December 31, 2005
Maturity	Face value	Discounted value
2006	$30,000,000	$29,242,001
2007	30,000,000	28,259,668
2008	30,000,000	27,310,335
2009	30,000,000	26,392,893
2010	25,000,000	21,291,540

	145,000,000	132,496,437

Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$115,000,000	$103,254,436

In 2005, the Company recorded interest expense of $4,527,146 relating to the amortization of the discount.

In 2002, the Company entered into a technology transfer agreement with a third party whereby the Company acquired technology and patent licenses in exchange for $15,000,000, 1,666,667 Series B convertible preference shares valued at $2,750,000 and a $15,000,000 non-interest bearing redeemable convertible promissory note which was callable by the earlier of August 23, 2004 or 6 months before IPO by the holder. The Company has recorded a discount for the imputed interest on the redeemable convertible promissory note which has been recorded as a direct reduction of the face amount of the note. The Company calculated the discount using an effective interest rate of 3.69%, resulting in a discount of $971,370. In January 2004, the Company redeemed the convertible promissory note in cash. In 2004 and 2003, the Company recorded interest expense of $nil and $795,279 relating to the amortization of the discount, respectively.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

16.	Indebtedness

Short-term and long-term debt is as follows:

	2005	2004	2003
Short-term borrowings from commercial banks (a)	$265,481,082	$91,000,000	$—

Long-term debt by contracts (b):
Shanghai phase I USD syndicate loan	$259,200,000	$432,000,000	$432,000,000
Shanghai phase I RMB syndicate loan	—	47,966,446	47,960,575
Shanghai phase II USD syndicate loan	256,481,965	256,482,000	—
Beijing USD syndicate loan	224,955,000	—	—

	$740,636,965	$736,448,446	$479,960,575

Long-term debt by repayment schedule:

2005	$—	$191,986,372	$191,984,230
2006	246,080,580	265,267,355	191,984,230
2007	197,173,071	169,273,861	95,992,115
2008	148,265,571	73,280,572	—
2009	111,625,243	36,640,286	—
2010	37,492,500	—	—

	740,636,965	736,448,446	479,960,575

Less: current maturities of long-term debt	246,080,580	191,986,372	—

Non-current maturities of long-term debt	$494,556,385	$544,462,074	$479,960,575

(a)	Short-term borrowings from commercial banks

As of December 31, 2003, the Company had five short-term agreements that provided borrowings totalling up to $210,615,750 on a revolving credit basis. As of December 31, 2003, the Company had no outstanding balance under these agreements. Borrowings under the credit agreements were unsecured. The interest expense incurred in 2003 was $111,533, which was capitalized as additions to assets under construction. The average interest rate on the loan was 2.47% in 2003.

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to $253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down $91,000,000 under these credit agreements and $162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2004 was $360,071. The interest rate on the loan ranged from 1.77% to 3.57% in 2004.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

16.	Indebtedness - continued

(a)	Short-term borrowings from commercial bank - continued

As of December 31, 2005, the Company had fifteen short-term credit agreements that provided total credit facilities up to approximately $431 million on a revolving credit basis. As of December 31, 2005, the Company had drawn down approximately $265 million under these credit agreements and approximately $166 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2005 was $8,987,676. The interest rate on the loan ranged from 2.99% to 5.73% in 2005.

(b)	Long-term debt

Shanghai Phase I USD syndicate loan:

In December 2001, the SMIS entered into a long-term debt agreement with a syndicate of financial institutions based in the P.R.C. for $432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004 and 2003, SMIS had fully utilized the loan amount. In 2005, the interest rate on the loan ranged from 4.34% to 6.16%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2005 in five semi-annual installments of $86,400,000. As of December 31, 2005, three installments of $259,200,000 are remaining. The interest expense incurred in 2005, 2004 and 2003 was $16,499,858, $14,014,698 and $12,326,043, respectively, of which $3,631,872, $6,396,254 and $11,921,430 was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively.

Shanghai Phase I RMB syndicate loan:

SMIS had a RMB denominated line of credit of RMB 396,960,000 (approximately $48 million) in 2001, with the same financial institutions. As of December 31, 2004 and 2003, SMIS had fully drawn down on the line of credit. The interest rate for the loan was calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting from March 2005 in five semi-annual installments of $9,593,289. The annual interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005, 2004 and 2003 was $1,649,858, $2,451,885 and $2,354,741, respectively, of which $362,172, $1,134,784 and $2,277,672 was capitalized as additions to assets under construction in 2005, 2004 and 2003, respectively. As of December 31, 2005, the borrowing was fully repaid.

Shanghai Phase II USD syndicate loan

In January 2004, the SMIS entered into the second phase long-term facility arrangement for $256,481,965 with the same financial institutions. As of December 31, 2005 and 2004, SMIS had fully utilized the loan. In 2005, the interest rate on the loan ranged from 4.34% to 6.16%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2006 in seven semi-annual installments of $36,640,286. The interest expense incurred in 2005 and 2004 was $12,470,302 and $3,890,105, of which $2,743,173 and $nil was capitalized as additions to assets under construction in 2005 and 2004, respectively.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

16.	Indebtedness - continued

(b)	Long-term debt - continued

In connection with the second phase long-term facility arrangement, SMIS has a RMB denominated line of credit of RMB 235,678,000 ($28,476,030). As of December 31, 2004, SMIS had no borrowings on this line of credit. In 2005, SMIS fully utilized the facility and then repaid in full prior to December 31, 2005. The interest expense incurred in 2005 was $25,625.

The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment at the original cost of $2,446,731,548 as of December 31, 2005.

Beijing USD syndicate loan

In May 2005, SMIB entered into a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIB’s fabs and are collateralized by its plant and equipment. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2005, SMIB has drawn down $224,955,000 on this loan facility. The interest rate range on the loan ranged from 5.25% to 6.26%. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. The interest expense incurred in 2005 was $3,991,080, of which $879,906 was capitalized as additions to assets under construction in 2005.

The total outstanding balance of Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of $427,266,052 as of December 31, 2005.

Other

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility will be used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) twenty months after the agreement sign off date or (ii) the date which the loans have been fully drawn down. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. As of December 31, 2005, the Company had no borrowings on this loan.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company met these covenants as of December 31, 2005.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

17.	Long-term payables relating to license agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2005 are as follows:

	December 31, 2005
Maturity	Face value	Discounted value
2006	$7,000,000	$6,791,990
2007	9,000,000	8,381,854
2008	10,000,000	8,941,284
2009	8,500,000	7,363,260

	34,500,000	31,478,388

Less: Current portion of long-term payables	7,000,000	6,791,990

Long-term portion of long-term payables	$27,500,000	$24,686,398

The current portion of other long-term payables is recorded as part of “accrued expenses and other current liabilities” in the balance sheet.

In 2005, the Company recorded interest expense of $868,032 relating to the amortization of the discount.

18.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. SMIC Shanghai is in the second year of receiving exemption from FEIT.

According to PRC tax regulations, the Company’s Chengdu subsidiary could be entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. Up to December 31, 2005, Chengdu subsidiary is still in the process of applying for the tax holiday.

The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America and Europe. In 2005 and 2004, the Company’s US subsidiary had recorded current income tax expense of $223,846 and $186,044, respectively, resulting from certain non-deductible stock-based compensation being allocated to such entity. The Company had minimal taxable income in Japan and Europe.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

18.	Income Taxes - continued

The principal components of the temporary differences are as follows:

	2005	2004	2003
Temporary differences may generate deferred tax assets are as follows:
Allowances and reserves	$14,900,038	$11,824,717	$328,558
Warranty reserve	—	1,875,476	—
Start-up costs	24,756,498	32,490,503	6,878,762
Net operating loss carry forwards	113,086,517	32,216,296	84,473,312
Unrealized exchange loss	1,970,974	—	—
Other	12,323	56,622	—

	$154,726,350	$78,463,614	$91,680,632

Temporary differences may generate deferred tax liabilities are as follows:
Capitalized interest	$(16,622,988)	$(11,753,459)	$(5,890,472)
Unrealized exchange gain	(115,405)	—	(275,783)
Other	—	(146,767)	(53,430)

	$(16,738,393)	$(11,900,226)	$(6,219,685)

No deferred taxes have been recorded relating to these differences as they are expected to reverse during the tax exemption period. The tax losses carried forward as at December 31, 2005 amounted to $113,086,517 which were solely generated in PRC and will expire in 2010.

19.	Capital stock

In 2004, the Company issued:

(1)	95,714,286 Series D convertible preference shares and a warrant to purchase 9,571,429 Series D convertible preference shares to acquire certain assets and assume certain obligations from Motorola with a fair value of $335,843,804. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering was first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $18,839,426.

(2)	914,285 Series D convertible preference shares to acquire certain software licenses with a fair value of $5,060,256 from a strategic technology partner. (see Note 11)

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

19.	Capital stock - continued

(3)	750,000 Series B convertible preference shares to a strategic partner with a fair value of $2,739,853. (see Note 11)

(4)	12,343 Series B convertible preference shares to a service provider which was valued at $45,090. (see Note 11)

(5)	3,030,303,000 ordinary shares in connection with the Initial Public Offering (the “IPO”)

(6)	136,640 ordinary shares to a service provider with a fair value of $17,965. (see Note 11)

(7)	23,957,830 ordinary shares to a supplier in exchange for certain equipment with a fair value of $5,222,180.

In 2003, the Company issued:

(1)	179,667,007 shares of Series C convertible preference shares and a warrant to purchase 17,966,662 Series C convertible preference shares to investors for $628,034,568 (net of issuance costs of $800,000), of which $105,000,000 was outstanding as subscriptions receivable at December 31, 2003 representing 30,000,000 Series C convertible preference shares. In 2004, the Company received a cash payment of $105,000,000 relating to the outstanding subscription receivable. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $34,585,897.

(2)	7,142,857 shares of Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares for a license agreement with an estimated fair value of $25,000,000. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering were first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $1,942,163.

(3)	332,993 shares of Series C convertible preference shares and a warrant to purchase 33,299 Series C convertible preference shares to investors for $1,165,432. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $588,569.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

19.	Capital stock - continued

(4)	1,718,858 shares of Series C convertible preference shares were issued to certain employees for $6,016,072. These shares were issued at a price below their estimated fair-market value and, accordingly, the Company has recorded a compensation charge of $2,707,201.

20.	Stock options and warrants

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant. As of December 31, 2005, options to purchase 423,580,483 ordinary shares were outstanding. As of December 31, 2005, options to purchase 892,919,517 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares (all the preference shares are converted to ordinary shares after IPO) are authorized under the 2001 Option Plan. Under the terms of the plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and are amortized on a straight-line basis generally over 4 years. Following the IPO, the Company no longer issues stock options under the 2001 plan. As of December 31, 2005, options to purchase 622,382,919 ordinary shares were outstanding. As of December 31, 2005, options to purchase 327,216,616 ordinary shares were available for future grant.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

20.	Stock options and warrants - continued

In January 2004, the Company adopted the 2004 Employee Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which was 455,409,330 ordinary shares. As of December 31, 2005, 189,739,191 restricted share units were outstanding and 238,078,797 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights.

For stock options granted prior to the IPO, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary and preference shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, stock compensation expense is recorded for the difference between the fair market value of the ordinary and preference shares and the exercise price of the employee stock options. Subsequent to the initial public offering, options were granted at the fair market value of the ordinary share at the date of grant. Accordingly, there are no compensation charges generated from these option grants under APB 25.

The Company recorded a stock compensation expense of $25,735,849, $27,011,078 and $11,439,514 in 2005, 2004 and 2003, respectively.

A summary of the stock option activity is as follows:

	Ordinary shares		Preference shares
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at January 1, 2003	290,298,400	$0.02	12,861,090	$1.12
Granted	244,001,200	$0.06	1,289,350	$1.11
Exercised	(12,000,500)	$0.04	(2,467,900)	$1.11
Cancelled	(41,518,620)	$0.05	(1,379,200)	$1.11

Options outstanding at December 31, 2003	480,780,480	$0.04	10,303,340	$1.12
Conversion from preference shares into ordinary shares upon initial public offering	103,033,400	$0.11	(10,303,340)	$1.11
Granted	437,160,230	$0.19	—	—
Exercised	(19,366,689)	$0.05	—	—
Cancelled	(122,921,041)	$0.10	—	—

Options outstanding at December 31, 2004	878,686,380	$0.10	—	—
Granted	307,722,800	$0.17	—	—
Exercised	(48,342,070)	$0.05	—	—
Cancelled	(92,103,708)	$0.15	—	—

Options outstanding at December 31, 2005	1,045,963,402	$0.13	—

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

20.	Stock options and warrants - continued

The weighted average per-share fair value of options as of the grant date was as follows:

	2005	2004	2003
Ordinary shares	$0.05	$0.17	$0.13
Preference shares	—	—	$0.70

The following table summarizes information with respect to stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.01	81,864,700	5.84 years	$0.01	74,862,200	$0.01
$0.02	65,314,640	6.38 years	$0.02	20,354,325	$0.02
$0.05	180,150,538	7.10 years	$0.05	32,514,136	$0.05
$0.10-0.15	388,046,306	8.42 years	$0.12	91,289,866	$0.11
$0.20-0.28	289,544,318	8.87 years	$0.22	17,819,777	$0.24
$0.31-0.35	41,042,900	8.18 years	$0.35	41,042,900	$0.35

	1,045,963,402			277,883,204

Options to non-employees

The Company granted 6,311,257, 23,960,000 and 200,000 options to purchase ordinary shares and nil, nil and 15,750 options to purchase preference shares to its external consultants in exchange for certain services in 2005, 2004 and 2003, respectively. The Company recorded a stock compensation expense of $828,498, $765,557 and $26,296 in 2005, 2004 and 2003, respectively, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Average risk free rate of return	4.36%	2.64%	2.94%
Weighted average contractual option life	5-10 years	0.5-4 years	4 years
Volatility rate	30.39%	52.45%	67.99%
Dividend yield (Preference shares only)	—	—	8%

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

20.	Stock options and warrants - continued

Restricted share units

Pursuant to the 2004 EIP, the Company granted 122,418,740 and 118,190,824 restricted share units in 2005 and 2004, respectively, most of which vest over a period of 4 years. The fair value of the restricted share units at the date of grant was $23,348,378 and $26,001,981 in 2005 and 2004, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $7,051,688 and $3,080,312 in 2005 and 2004 respectively. In 2005 and 2004, 27,591,342 and nil of restricted share units were vested. As of December 31, 2005, restricted share units to purchase 189,739,191 ordinary shares were outstanding and unvested.

Warrants to investors

(1)	In January 2004, the Company granted Motorola a warrant to purchase 9,571,428 Series D convertible preference shares (see Notes 4&11). The warrant had an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrant was approximately $27,663,780 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2004
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In March 2004, the Company completed its IPO with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

(2)	Pursuant to the license agreements dated December 5, 2003 between the Company and Motorola (see Notes 4 & 11), the Company granted Motorola a warrant to purchase 714,286 Series D convertible preference shares. The warrants have an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such. The fair value of the warrant was approximately $2,064,419 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

20.	Stock options and warrants - continued

Warrants to investors - continued

In March 2004, the Company completed its initial public offering with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

(3)	On November 20, 2003, the Company granted to one of its stockholders a warrant to purchase 33,299 Series C convertible preference shares. The warrant has an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrant was approximately $93,743 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In February 2004, holders of the warrants to purchase Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the IPO.

(4)	Pursuant to the terms of the Series C convertible preference share agreement dated on September 8, 2003 between the Company and its stockholders, the Company had granted warrants to purchase 17,966,662 Series C convertible preference shares. The warrants had an exercise price of $0.01 per share and became exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrants was approximately $35,551,827 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	70%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.50 years

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

20.	Stock options and warrants - continued

In February 2004, holders of the Company’s Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the initial public offering in March 2004.

Other warrants

In 2003, the Company entered into an intellectual property development license agreement with a service provider. The service provider has granted the Company a 10 year license to use its related technology in connection with the design of certain products. In exchange for the license SMIC granted a warrant to purchase 57,143 Series B convertible preference shares at $0.35 per share. The Company will issue the Series B convertible preference shares upon the achievement of certain test results, delivery of certain design and circuit schematics and certain other predetermined development milestones. In 2004, the Company issued 12,343 Series B convertible preference shares and 136,640 ordinary shares valued at $45,090 and $17,965, respectively, upon attaining certain milestones. As of December 31, 2005, the warrant to purchase 359,300 ordinary shares was outstanding. Accordingly, the fair market value of the warrant has been recorded at December 31, 2005 and will continue to be recorded until the service provider completes the remaining milestone, at which time each warrant relating to the completed milestone is adjusted for the last time to its then-current fair value.

The fair value of the warrant was approximately $32,387, $32,387 and $129,942 at December 31, 2005, 2004 and 2003 estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected price volatility range	35%	52%	60%
Risk-free interest rate	4.4%	4.1%	4.5%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil	Nil	Nil
Contractual life of the warrant	7.53 years	8.53 years	10 years

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

20.	Stock options and warrants - continued

Option to investors

Pursuant to the terms of the Series A convertible preference share agreement dated in September 2001 between the Company and certain of its shareholders, as amended (the “Purchase Agreement”), the Company granted to certain investors an option (the “Option”) to purchase an aggregate of $35,000,000 worth of Series A convertible preference shares on the same terms and conditions as those purchased by the other investors (as defined in the Purchase Agreement). The fair value of the Option was approximately $5,757,881 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions.

2003
Expected volatility	60%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of stock option	0.75 year

In 2002, the investors exercised an option for cash consideration of $25,000,000 for 22,500,222 of Series A convertible preference shares. The remaining outstanding options expired on June 30, 2002.

Notes receivable from employees

At December 31, 2005, 2004 and 2003, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of $nil, $391,375 and $36,026,073, respectively. In 2005, the Company collected $391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

In 2005, 2004 and 2003, the notes earned interest in the aggregate amount of $40,238, $641,173 and $1,223,552, respectively. As of December 31, 2005, 2004 and 2003 the Company had the following shares subject to repurchase:

	2005	2004	2003
Ordinary shares	35,964,021	203,973,224	159,288,650
Preference shares	Nil	Nil	28,890,560

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

21.	Reconciliation of basic and diluted (loss) income per share

The following table sets forth the computation of basic and diluted (loss) income per share for the years indicated:

	2005	2004	2003
(Loss) income attributable to holders of ordinary shares	$(111,534,094)	$70,905,406	$(103,261,129)

Basic and diluted:
Weighted average ordinary shares outstanding	18,264,791,383	14,441,917,246	241,594,670
Less: Weighted average ordinary shares outstanding subject to repurchase	(80,362,128)	(242,753,729)	(150,611,470)

Weighted average shares used in computing basic income per share	18,184,429,255	14,199,163,517	90,983,200

Effect of dilutive securities:
Weighted average preference shares outstanding	—	3,070,765,738	—
Weighted average ordinary shares outstanding subject to repurchase	—	242,753,729	—
Warrants	—	102,323,432	—
Stock options	—	264,409,484	—
Restricted shares units	—	54,977,166	—

Weighted average shares used in computing diluted income per share	18,184,429,255	17,934,393,066	90,983,200

Basic (loss) income per share	$(0.01)	$0.01	$(1.14)

Diluted (loss) income per share	$(0.01)	$0.00	$(1.14)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2005, the Company had 306,419,133 ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2005, as their effect would have been antidilutive due to the net loss reported in such period.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

21.	Reconciliation of basic and diluted income (loss) per share - continued

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in 2004, as their exercise prices were above the average market values in that year.

As of December 31, 2003, the Company had 14,210,425,630 ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2003, as their effect would have been antidilutive due to the net loss reported in that year.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2005	2004	2003
Series A convertible preference shares	—	—	9,549,773,740
Series A-2 convertible preference shares	—	—	423,730,000
Series B convertible preference shares	—	—	25,636,360
Series C convertible preference shares	—	—	3,180,080,180
Series D preference shares	—	—	119,789,170
Warrants to purchase Series B convertible preference shares	—	—	623,380
Warrants to purchase Series C convertible preference shares	—	—	315,000,000
Warrants to purchase Series D convertible preference shares	—	—	11,978,920
Warrants to purchase ordinary shares	—	9,584,403	—
Outstanding options to purchase ordinary shares	177,325,981	66,185,550	480,780,480
Outstanding options to purchase Series A convertible preference shares	—	—	103,033,400
Outstanding unvested restricted share units to purchase ordinary shares	129,093,152	—	—

	306,419,133	75,769,953	14,210,425,630

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

22.	Commitments

(a)	Purchase commitments

As of December 31, 2005 the Company had the following commitments to purchase land use rights, machinery and equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2006.

Land use rights	$7,000,000
Facility construction	40,000,000
Machinery and equipment	371,000,000

$418,000,000

(b)	Investment commitments

As of December 31, 2005, the Company had total commitments of $42,000,000 to invest in certain projects. The Company expects to complete the cash injection of these projects in the next two years.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2005, 2004 and 2003, the Company incurred royalty expense of $8,710,935, $6,258,709 and $2,626,916, respectively, which is included as part of cost of sales in the statement of operations.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2005, 2004 and 2003, the Company earned royalty income of $705,217, $336,216 and $nil, respectively, which was included as part of sales in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company’s leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2005, 2004 and 2003 was $6,952,946, $1,740,283 and $2,059,986, respectively.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

22.	Commitments - continued

(e)	Operating lease as lessee

The Company leases land use rights under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2005 are as follows:

Year ending

2006	$6,897,813
2007	$59,510
2008	$59,510
2009	$59,510
2010	$59,510
Thereafter	$2,677,937

$9,813,790

23.	Segment and geographic information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	2005	2004	2003
Total sales:
United States	$478,162,160	$391,433,443	$134,080,431
Europe	316,576,024	125,596,424	40,251,482
Asia Pacific (Excluding Japan and Taiwan)	175,846,284	201,881,809	52,689,834
Taiwan	138,153,755	120,652,255	97,819,762
Japan	62,580,512	135,100,765	40,981,995

	$1,171,318,735	$974,664,696	$365,823,504

Revenue is attributed to countries based on headquarter of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

24.	Significant customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2005	2004	2003	2005	2004	2003
A	26%	11%	8%	32%	15%	19%
B	15%	13%	11%	17%	8%	21%
C	9%	10%	12%	6%	6%	11%
D	8%	12%	12%	6%	7%	9%
E	7%	6%	5%	7%	15%	—
F	5%	13%	11%	3%	10%	17%
G	3%	5%	10%	1%	8%	2%
H	2%	4%	—	2%	12%	—

25.	Litigation

In December 2003, the Company became the subject of a lawsuit in the U.S. federal district court brought by TSMC relating to alleged infringement of five U.S. patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits. After the dismissal without prejudice of the trade secret misappropriation claims by the U.S. federal district court on April 21, 2004, TSMC refiled the same claims in the California State Superior Court and alleged infringement of an additional six patents in the U.S. federal district court lawsuit. In August 2004, TSMC filed a complaint with the U.S. International Trade Commission (“ITC”) alleging similar trade secret misappropriation claims and asserting three new patent infringement claims and simultaneously filed another patent infringement suit in the U.S. federal district court on the same three patents as alleged in the ITC complaint.

On January 31, 2005, the Company entered into a settlement agreement which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the ITC, and the Taiwan District Court. Under the terms of the settlement agreement, TSMC covenants not to sue the Company for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. Furthermore, the parties also entered into a patent cross-license agreement under which each party agreed to license the other party’s patent portfolio through December 2010. As a part of the settlement, the Company also agreed to pay TSMC an aggregate of $175 million, in installments of $30 million for each of the first five years and $25 million in the sixth year.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

25.	Litigation - continued

The Company engaged an external valuation company to determine the fair market value of the agreements relating to the intellectual property with respect to their pre-settlement and post-settlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the licensed patents and trade secrets which were recorded in the first quarter of 2005 and amortized over the estimated remaining life of the technology.

26.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20-22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% - 8% of their basic salary. The contribution of such an arrangement was approximately $4,128,059, $2,502,521 and $1,464,332 for the years ended December 31, 2005, 2004 and 2003, respectively. The retirement benefits do not apply to expatriate employees.

27.	Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $10,432,239 and $12,655,906 in 2005 and 2004, respectively. There were no appropriations to reserves in 2003.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

28.	Components of (loss) income from operations

	2005	2004	2003
(Loss) income from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,121,131	$695,990	$134,781
Depreciation and amortization of property, plant and equipment	745,041,012	455,947,253	233,037,403
Amortization of land use rights	885,083	1,013,269	867,463
Amortization of intangible assets	41,251,077	14,368,025	3,461,977
Foreign currency exchange (gain) loss	(5,198,253)	1,446,113	3,418,619
Gain on disposal of plant and equipment	(3,001,881)	(733,822)	(8,029)
(Reversal of) bad debt expense	(13,825)	990,692	(122,378)
Inventory write-down	3,088,238	10,506,374	—
Staff costs inclusive of directors’ remuneration	$102,163,244	$88,417,658	$61,416,841

29.	Directors’ remuneration and five highest paid individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2005, 2004 and 2003 are as follows:

	Richard Chang	Kawanishi Tsuyoshi	Wang Yang Yuan	Hsu Ta-Lin	Lip-Bu Tan	Henry Shaw	Jou Yen-Pong	Lai Xing Cai	Total
2005
Salaries and other benefits	190,724	—	—	—	—	—	—	—	190,724
Stock option benefits	97,664	49,026	8,608	8,608	8,608	8,608	8,608	—	189,730

Total emoluments	288,388	49,026	8,608	8,608	8,608	8,608	8,608	—	380,454

2004
Salaries and other benefits	190,343	—	—	—	—	—	—	—	190,343
Stock option benefits	—	221,464	—	—	—	—	—	—	221,464

Total emoluments	190,343	221,464	—	—	—	—	—	—	411,807

2003
Salaries and other benefits	191,621	—	—	—	—	—	—	—	191,621
Stock option benefits	—	5,000	—	—	—	—	—	—	5,000

Total emoluments	191,621	5,000	—	—	—	—	—	—	196,621

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

29.	Directors’ remuneration and five highest paid individuals - continued

The emoluments of the directors were within the following bands:

	2005	2004	2003
	Number of directors	Number of directors	Number of directors
HK$nil to HK$1,000,000 ($128,982)	7	6	11
HK$1,000,001 ($128,982) to HK$1,500,000 ($193,473)	—	1	1
HK$1,500,001 ($193,473) to HK$2,000,000 ($257,965)	—	1	—
HK$2,000,001 ($257,965) to HK$2,500,000 ($322,456)	1	—	—

The Company granted 15,000,000, 5,100,000 and nil options to purchase ordinary shares of the Company to the directors in 2005, 2004 and 2003, respectively. As of December 31, 2005, nil stock option was exercised and 500,000 stock options were cancelled.

Stock option benefits were generated from granting stock options to an independent non-executive director of the Company. Other than this, none of the non-executive directors received fees or other remuneration in 2005, 2004 and 2003.

In 2005, 2004 and 2003, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. One director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004.

Five highest paid employees’ emoluments

Of the five individuals with the highest emoluments in the Group, one (2004: one; 2003: one) is director of the Company whose emoluments is included in the disclosure above. The emoluments of the remaining four in 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Salaries and other benefits	$513,570	$430,144	$362,037
Bonus	92,455	105,665	141,294
Stock option benefits	325,880	620,060	120,314

Total emoluments	$931,905	$1,155,869	$623,645

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

29.	Directors’ remuneration and five highest paid individuals - continued

Their emoluments were within the following bands:

	2005	2004	2003
	Number of individuals	Number of individuals	Number of individuals
HK$nil to HK$1,000,000 ($128,982)	—	—	—
HK$1,000,001 ($128,982) to HK$1,500,000 ($193,473)	—	3	4
HK$1,500,001 ($193,473) to HK$2,000,000 ($257,965)	3	—	—
HK$2,000,001 ($257,965) to HK$2,500,000 ($322,456)	1	—	—
HK$4,500,001 ($580,420) to HK$5,000,000 (644,912)	—	1	—

In 2005, 2004 and 2003, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office. One director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004.

30.	Dividend

Deemed dividend represents beneficial conversion feature relating to the preferential price of certain convertible equity instrument investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument would have converted at the date of issuance. Accordingly, deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2005, 2004 and 2003.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant difference relates principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.

(i)	In respect of accounting treatment for stock option, IFRS 2 has recently been issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognised in the financial statements using a fair value measurement basis. An expense should be recognised when good or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Under US GAAP the Company can account for stock-based compensation issued to employees using one of the two following methods.

(a)	Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

(b)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options to employees and the compensation charge recorded by the Company was $25,735,849 for the year ended December 31, 2005 (2004: $27,011,078; 2003: $11,439,514). The fair value of the stock options is presented for disclosure purpose (see Note 3(v)).

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year began on January 1, 2005 and compensation expenses on share-based payments to employees would be calculated using fair value based method.

(ii)	Under IFRS, minority interest should be presented in equity section while under US GAAP minority interest should be presented outside of equity, between liability and equity.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

(iii)	IFRS requires an issuer of convertible debt instrument to classify and recognize separately the instrument’s liability and equity elements. Under IAS 32, which has been effective for annual periods beginning on or after 1 January 2005, an issuer of such instrument creates a financial liability (a contractual arrangement to deliver cash or other financial assets) and has issued an equity instrument (a call option granting the holder the right to convert into preferred stock of the issuer). Under US GAAP, the entire instruments are classified as liability. The convertible debt instrument was issued in exchange for plant and equipment. Accordingly, adjustments are made to discount on the convertible promissory note, cost of plant and equipment and to stockholder’s equity. In January 2004, the Company redeemed the convertible promissory note in cash. The increment in the costs allocated to plant and equipment was fully amortized in 2004.

(iv)	Under US GAAP, beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(v)	Prior to the issuance of IFRS 5, plant and equipment is initially measured at cost under IFRS. Under a cost model, plant and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses. Plant and equipment will continue to be depreciated even though the Company has determined that it will be disposed of within specified period.

Under US GAAP, a long-lived asset (disposal group) to be sold is classified as held for sale in the period in which certain specified criteria are met. A long-lived asset (disposal group) classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell and is not depreciated (amortized) while it is classified as held for sale. A long-lived asset that is reclassified as held and used shall be measured individually at the lower of its (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

Accordingly, adjustments are made to reclassify assets held for sale to land use rights and plant and equipment, and to record relevant depreciation expenses in the Statement of Operations in 2003.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

In 2004, IFRIC issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operation”. Pursuant to IFRS 5, assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell and are not depreciated. IFRS 5 should be applied prospectively for annual periods beginning on or after January 1, 2005. The Company early adopted IFRS 5 and the accumulated difference between IFRS and US GAAP was reversed in 2004.

(vi)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the leasee by the end of the lease term, the leasee normally does not receive substantially all of the risks and rewords incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset reclassification is not required under US GAAP.

The adjustments necessary to restate net (loss) income attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2005	2004	2003
Net (loss) income attributable to holders of ordinary shares as reported under US GAAP	$(111,534,094)	$70,905,406	$(103,261,129)

IFRS adjustments:
i) Recognizing an expense for share-based payment	(7,261,778)	(5,813,564)	(10,475,625)
iii) Depreciation of incremental costs allocated to plant and equipment	—	(124,944)	—
iii) Amortization of discount on convertible promissory notes	—	—	102,749
iv) Deemed dividend	—	18,839,426	37,116,625
v) Depreciation related to assets held for sale	—	—	(674,117)
v) Depreciation related to reclassification of unsold assets held for sale	—	674,117	—

Net (loss) income attributable to holders of ordinary shares under IFRS	$(118,795,872)	$84,480,441	$(77,191,497)

Net (loss) income per share under IFRS	$(0.01)	$0.01	$(8.48)

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

	2005	2004	2003
Stockholders’ equity as reported under US GAAP	$3,026,098,524	$3,109,483,921	$1,485,115,445

ii) Presentation of minority interest	38,781,863	—	—
iii) Depreciation of incremental costs allocated to plant and equipment	—	(124,944)	—
iii) Classification of equity portion of promissory notes	—	—	1,833,022
iii) Accumulated amortization of discount on promissory notes	—	124,944	124,944
v) Additional depreciation in respect of assets held for sale	—	—	(674,117)

Stockholders’ equity under IFRS	$3,064,880,387	$3,109,483,921	$1,486,399,294

	2005	2004	2003
Assets held for sale
As reported	$—	$1,831,972	$32,591,363
IFRS adjustment
v) Reclassification to
- land use rights, net	—	—	(6,744,622)
- plant and equipment, net	—	—	(25,172,624)
Additional depreciation	—	—	(674,117)

Under IFRS	—	1,831,972	—

Land use rights, net – current portion
As reported	—	—	—
IFRS adjustment
vi) Current portion adjustment for land use right	650,581	522,114	1,013,269

Under IFRS	650,581	522,114	1,013,269

Land use rights, net
As reported	34,767,518	39,197,774	41,935,460
IFRS adjustments
v) Reclassification from assets held for sale	—	—	6,744,622
vi) Current portion adjustment for land use right	(650,581)	(522,114)	(1,013,269)

Under IFRS	34,116,937	38,675,660	47,666,813

Plant and equipment, net
As reported	3,285,631,131	3,311,924,599	1,523,564,055
IFRS adjustments
iii) Depreciation of incremental costs allocated to plant and equipment	—	(124,944)	—
iii) Incremental costs allocated to plant and equipment	—	124,944	124,944
v) Reclassification from assets held for sale	—	—	25,172,624

Under IFRS	3,285,631,131	3,311,924,599	1,548,861,623

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

	2005	2004	2003
Redeemable convertible promissory note (current liability)
As reported	—	—	15,000,000
IFRS adjustment
iii) Classification of equity portion of promissory notes	—	—	(1,833,022)

Under IFRS	—	—	13,166,978

Additional paid-in capital
As reported	3,291,407,447	3,289,724,885	1,835,820,085
IFRS adjustments
i) Recognizing an expense for share-based payment	(17,620,141)	—	—
i) Retrospective adjustment on adoption of IFRS 2	23,126,538	(28,051,137)	(27,931,683)
iii) Classification of equity portion of promissory notes	—	—	1,833,022
iv) Deemed dividend	—	(18,839,426)	(37,116,625)
iv) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(37,116,625)	—

Under IFRS	$3,240,957,793	$3,205,717,697	$1,772,604,799

Share-based compensation
As reported	(24,881,919)	(51,177,675)	(40,582,596)
IFRS adjustments
i) Recognizing an expense for share-based payment	24,881,919	—	—
i) Retrospective adjustment on adoption of IFRS 2	—	51,177,675	40,582,596

Under IFRS	$—	$—	$—

Accumulated deficit
As reported	(247,919,043)	(136,384,949)	(207,290,355)
IFRS adjustments
i) Recognizing an expense for share-based payment	(7,261,778)	—	—
i) Retrospective adjustment on adoption of IFRS 2	(23,126,538)	(23,126,538)	(12,650,913)
iii) Accumulated amortization of discount on promissory notes	—	(124,944)	124,944
iii) Depreciation of incremental costs allocated to plant and equipment	—	124,944	—
iv) Deemed dividend	—	18,839,426	37,116,625
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	37,116,625	—
v) Additional depreciation related to assets held for sale	—	—	(674,117)

Under IFRS	$(222,351,308)	$(103,555,436)	$(183,373,816)

Cost of sales
As reported	1,069,656,073	704,630,241	354,239,521
IFRS adjustments
i) Recognizing an expense for share-based payment	3,366,722	—	—
i) Retrospective adjustment on adoption of IFRS 2	—	4,496,905	2,815,061

Under IFRS	$1,073,022,795	$709,127,146	$357,054,582

Operating expenses
As reported	173,530,378	176,056,422	78,790,949
IFRS adjustments
i) Recognizing an expense for share-based payment	3,895,056	—	—
i) Retrospective adjustment on adoption of IFRS 2	—	5,978,720	2,998,503

Under IFRS	$177,425,434	$182,035,142	$81,789,452

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

	2005	2004	2003
Other income
As reported	27,305,802	7,547,974	6,601,741
IFRS adjustments
iii) Amortization of discount on promissory notes	—	—	102,749
v) Additional depreciation related to assets held for sale	—	—	(674,117)
v) Depreciation related to reclassification of unsold assets held for sale	—	674,117	—

Under IFRS	$27,305,802	$8,222,091	$6,030,373

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2005, 2004 and 2003, and details of which are set out as below:

(a)	Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

No significant GAAP difference was noted in 2005, 2004 and 2003.

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

(b)	Deferred income taxes - continued

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Deferred tax assets and liabilities are always classified as non-currents. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference was noted in 2005, 2004 and 2003.

(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segments. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting polices used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

No significant difference on reportable segment was noted.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

(d)	Borrowing costs

IFRS and US GAAP requires capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made. Under IFRS, borrowing costs are defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds, while under the US GAAP, borrowing costs are defined as interest only.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to actual expenditure incurred.

No significant GAAP difference was noted in 2005, 2004 and 2003.

(e)	Impairment of asset

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value is use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company had no impairment loss under either US GAAP or IFRS in 2005, 2004 and 2003.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

(f)	Research and development costs

IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•	certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant difference was noted in 2005, 2004 and 2003.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In US dollars, except where otherwise stated)

31.	Differences between US GAAP and International Financial Reporting Standards - continued

(g)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and IFRS. Under the US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

*   *   *   *   *   *

Exhibit Index

Exhibit 1.1	Tenth Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement*

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China MingSheng Bank, China Development Bank, Industrial And Commercial Bank Of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China BoHai Bank, Bank of Communications and Bangkok Bank

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank

Exhibit 8.1       List of Subsidiaries

Exhibit 12.1     Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2     Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1     Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1     Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.
**	Previously filed as an exhibit to the Registrant’s Form F-1 dated February 11, 2004.
***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.