Form 20-F/A
period 2005-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2006-07-10
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is provided solely to correct a typographical error that appeared in the certification of Morning Wu under Section 302 of the U.S. Sarbanes-Oxley Act of 2002 that was furnished as Exhibit 12.2 to the Form 20-F filed on June 29, 2006, with respect to the date Ms. Wu signed such certification. The certification with the original signature of Ms. Wu is correctly dated June 29, 2006.

The remainder of the Form 20-F filed on June 29, 2006 is unchanged and is not reproduced in this Amendment No. 1. This Amendment No. 1 makes no changes to the financial statements of SMIC as contained in the Form 20-F filed on June 29, 2006. This Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on June 29, 2006.

Item 19. Exhibits

Exhibit 1.1	Tenth Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement*

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China MingSheng Bank, China Development Bank, Industrial And Commercial Bank Of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China BoHai Bank, Bank of Communications and Bangkok Bank****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank****

Exhibit 8.1	List of Subsidiaries****

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002****

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002****

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu****

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed June 28, 2005.

2

**	Previously filed as an exhibit to the Registrant’s Form F-1 dated February 11, 2004.
***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.
****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 29, 2006.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING
INTERNATIONAL CORPORATION

Date: July 10, 2006	By:	/s/ Richard Ru Gin Chang
	Name:	Richard Ru Gin Chang
	Title:	President and Chief Executive Officer

4

EXHIBIT INDEX

Exhibit 1.1	Tenth Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement*

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China MingSheng Bank, China Development Bank, Industrial And Commercial Bank Of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China BoHai Bank, Bank of Communications and Bangkok Bank****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank****

Exhibit 8.1	List of Subsidiaries****

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002****

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002****

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu****

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed June 28, 2005.
**	Previously filed as an exhibit to the Registrant’s Form F-1 dated February 11, 2004.
***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.
****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 29, 2006.

5