Form 20-F
period 2006-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2007-06-29
CIK 1267482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
     As of December 31, 2006, there were 18,432,756,463 ordinary shares, par value US$0.0004 per share, outstanding, of which 2,043,233,050 ordinary shares were held in the form of 40,864,661 ADSs. Each ADS represents 50 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑       No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes ☐       No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934 (Check one):
Large accelerated filer ☑       Accelerated filer ☐       Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐       Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐       No ☑
*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, Inc.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
     This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements include, without limitation: states related to our business strategy; our outlook for 2007; our capacity utilization rate, production capacity and production capacity mix; our 2007 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; and our sources of liquidity, cash flow, funding needs and financing. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.
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
     This annual report contains translations of certain Hong Kong dollar and Renminbi amounts into U.S. dollars at specified rates. All translations from Hong Kong dollars and Renminbi to U.S. dollars were made (unless otherwise indicated) at the noon buying rates in The City of New York for cable transfers in Hong Kong dollars and Renminbi per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Hong Kong dollars and Renminbi into U.S. dollars have been made at the noon buying rates in effect on the date of the related transaction. No representation is made that the Hong Kong dollar, Renminbi or U.S. dollar amounts referred to in this offering circular could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Conducting Operations in China—Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors—Risks Related to Our Financial Condition and Business—Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     Selected Consolidated Financial Data
     Material Litigation
Overview of TSMC Litigation:
Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.
On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:
•	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

•	TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15μm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover ..13μm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the .13μm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

•	The Company is required to deposit certain Company materials relating to ..13μm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

•	The Company agreed to pay TSMC an aggregate of US$175 million in installments of US$30 million for each of the first five years and $25 million in the sixth year.
Accounting under the Settlement Agreement:
Restatement of 2004 and 2005 Financials

As a result of review of the accounting treatment for the Settlement Agreement, the Company determined that errors were made in the identification and classification of the components of payment. The Company previously recorded US$23.2 million of the settlement amount as an expense in 2004 and US$134.8 million of intangible assets associated with the patent license portfolio and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both prior and subsequent to the settlement date.
This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statements from US$23.2 million to US$16.7 million in 2004 and increasing a deferred cost associated with patent license portfolio from US$134.8 to US$141.3 million. This correction also impacted the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the covenant not to sue.
In addition, the Company corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangible to a component of cost of sales.
See Note 31 of Item 18 on page F-65 for a more detailed description of the impact of the effects of correcting these errors.
Current Accounting
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement – settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:
•	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

•	The settlement agreement required all parties to bear their own legal costs;

•	There were no other damages associated with the Settlement Agreement;

•	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

•	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

•	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.
The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 of SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.
In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.
As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the US$175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of US$158 million. This amount was then allocated to the pre- and post-settlement periods based on relative fair value, as further described below.
Based on this approach, US$16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining US$141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

Valuation of Deferred Cost:
The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.
The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:
a)	Existing third-party license agreements with SMIC;

b)	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c)	The analysis of comparable industry royalty rates related to semiconductor fabrication.
On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.
As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.
Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.
The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
In May 2007, TSMC filed a motion in the California action to preliminarily enjoin the Company from using alleged “TSMC Information” in the Company’s smaller geometry products. The Company has denied that TSMC is entitled to any such relief. Arguments on TSMC’s motion are currently scheduled for August, 2007. As of June 29, 2007, the Court has not yet stated when it will issue a ruling.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.
The summary consolidated financial data presented below as of and for the years ended December 31, 2004, 2005 and 2006 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2002, and 2003 is derived from audited consolidated financial statements not included in this annual report.

The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP. The Company has re-stated its 2005 and 2004 financial statements, which, among other things, corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangibles to a component of cost of sales (See Note 24 on page F-47 and Note 31 on page F-65 of Item 18). The effects of correcting these errors are shown below:

		For the year ended December 31,
			2004	2005
	2002	2003	(As Restated)	(As Restated)	2006
		(in US$ thousands, except for per share, per ADS data,
			percentages and operating data)
Statement of Operations Data:
Sales	$50,315	$365,824	$974,664	$1,171,319	$1,465,323
Cost of sales(1)	105,238	359,779	716,225	1,105,134	1,338,155
Gross profit (loss)	(54,923)	6,045	258,439	66,185	127,168
Operating expenses:
Research and development	38,254	34,913	74,113	78,865	94,171
General and administrative	18,351	29,705	54,038	35,701	47,365
Selling and marketing	4,776	10,711	10,384	17,713	18,231
Litigation settlement	—	—	16,695	—	—
Amortization of acquired intangible assets	—	3,462	14,368	20,946	24,393
Income from sale of plant and equipment and other fixed assets	—	—	—	—	(43,122)
Total operating expenses	61,381	78,791	169,598	153,225	141,038
Income (loss) from operations	(116,304)	(72,746)	88,841	(87,040)	(13,870)
Other income (expenses):
Interest income	10,980	5,616	10,587	11,356	14,916
Interest expense	(176)	(1,425)	(13,698)	(38,784)	(50,926)
Foreign currency exchange gain (loss)	247	1,523	8,218	(3,355)	(21,912)
Other, net	2,650	888	2,441	4,462	1,821
Total other income (loss), net	13,701	6,602	7,548	(26,322)	(56,101)
Income (loss) before income tax	(102,603)	(66,144)	96,389	(113,362)	(69,971)
Income tax credit (expense)	—	—	(186)	(285)	24,928
Net income (loss) after taxes and before minority interest and loss from equity investment	(102,603)	(66,144)	96,203	(113,646)	(45,043)
Minority interest	—	—	—	251	(19)
Loss from equity investment	—	—	—	(1,379)	(4,201)
Cumulative effect of a change in accounting principle	—	—	—	—	5,154
Net (loss) income	(102,603)	(66,144)	96,203	(114,775)	(44,109)
Deemed dividend on preference shares(2)	—	37,117	18,840	—	—
(Loss) income attributable to holders of ordinary shares	$(102,603)	$(103,261)	$77,363	$(114,775)	$(44,109)
Income (loss) per ordinary share, basic	$(1.27)	$(1.14)	$0.01	$(0.01)	$(0.00)
Income (loss) per ordinary share, diluted	$(1.27)	$(1.14)	$0.00	$(0.01)	$(0.00)
Ordinary shares used in calculating basic income (loss) per share(3)(4)	80,535,800	90,983,200	14,199,163,517	18,184,429,255	18,334,498,923
Ordinary shares used in calculating diluted income (loss) per share(3)(4)	80,535,800	90,983,200	17,934,393,066	18,184,429,255	18,334,498,923
Income (loss) per ADS, basic(5)			$0.27	$(0.32)	(0.12)
Income (loss) per ADS, diluted(5)			$0.22	$(0.32)	(0.12)
ADS used in calculating basic income (loss) per ADS(5)			283,983,270	363,688,585	366,689,978
ADS used in calculating diluted income (loss) per ADS(5)			358,687,861	363,688,585	366,689,978

Other Financial Data:
Gross margin	-109.2%	1.7%	26.5%	5.7%	8.7%
Operating margin	-231.2%	-19.9%	9.1%	-7.4%	-0.9%
Net margin	-203.9%	-18.1%	9.9%	-9.8%	-3.0%
Operating Data:
Wafers shipped (in units):
Total	82,486	476,451	943,463	1,347,302	1,614,888
ASP(6)	610	768	1,033	869	907

(1)	Including amortization of share-based compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2002, 2003, 2004, 2005, and 2006 basic income (loss) per share did not differ from diluted loss per share.

(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).

(5)	Fifty ordinary shares equals one American Depository Share (“ADS”).

(6)	Total sales / total wafers shipped.

	As of December 31,
			2004	2005
	2002	2003	(As Restated)	(As Restated)	2006
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$91,864	$445,276	$607,173	$585,797	$363,620
Short-term investments	27,709	27,165	20,364	13,796	57,951
Accounts receivable, net of allowances	20,110	90,539	169,188	241,334	252,185
Inventories	39,826	69,924	144,018	191,238	275,179
Total current assets	185,067	680,882	955,418	1,047,465	1,049,666
Land use rights, net	49,354	41,935	39,198	34,768	38,323
Plant and equipment, net	1,290,910	1,523,564	3,311,925	3,285,631	3,244,401
Total assets	1,540,078	2,290,506	4,384,276	4,586,633	4,541,292
Total current liabilities	263,655	325,430	723,871	896,038	677,362
Total long-term liabilities	405,432	479,961	544,462	622,497	817,710
Total liabilities	669,087	805,391	1,268,333	1,518,535	1,495,072
Minority interest	—	—	—	38,782	38,800
Stockholders’ equity	$870,991	$1,485,115	$3,115,942	$3,029,316	$3,007,420

	For the year ended December 31,
			2004	2005
	2002	2003	(As Restated)	(As Restated)	2006
	(in US$ thousands)
Cash Flow Data:
Net income (loss)	$(102,603)	$(66,145)	$96,203	$(114,775)	$(49,263)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	84,537	233,905	456,961	769,472	919,616
Net cash provided by (used in) operating activities	(48,802)	114,270	518,662	648,105	769,649
Purchases of plant and equipment	(761,704)	(453,097)	(1,838,773)	(872,519)	(882,580)
Net cash used in investing activities	(751,144)	(454,498)	(1,826,787)	(859,652)	(917,369)
Net cash provided by financing activities	712,925	693,497	1,469,764	190,364	(74,440)
Net increase (decrease) in cash and cash equivalents	$(87,056)	$353,412	$161,896	$(21,376)	$(222,177)

Risk Factors
Risks Related to Our Financial Condition and Business
Our relatively short operating history makes it difficult to evaluate our business and prospects.
     We were founded in April 2000 and did not commence commercial production until January 2002. Because of our limited operating history, there may not be an adequate basis upon which to evaluate our future operating results and prospects, and we have only limited insight into the trends that may emerge and may adversely affect our business and operating results.
We may not be able to achieve or maintain a level of profitability, primarily due to our high fixed costs and correspondingly high levels of depreciation expenses.
     In 2005 and 2006, our losses from operations totaled US$87.0 million and US$13.9 million, respectively. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur high capital expenditures and depreciation expenses as we equip and ramp up additional fabs, expand our capacity at our existing fabs and construct new fabs. Accordingly, we may not be able to achieve or maintain profitability.
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
     Since our inception in 2000, we have grown rapidly. Our wafer shipment and sales grew from zero in 2000 to 1,614,888 wafers and US$1.5 billion in 2006. During this period, we commenced commercial production at two 8-inch fabs1 and one 12-inch fab, and the range of process technologies we offered grew significantly. We are also in the process of constructing one additional 12-inch fab at our Shanghai site and have undertaken management contracts to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. At December 31, 2000, we had 122 employees; and at December 31, 2006, we had 10,048 employees. We plan to hire a significant number of additional employees as our fabs in Tianjin and Beijing ramp up and the Shanghai fab currently under construction becomes operational. This expansion, as well as our participation in a joint venture with Toppan Printing Co., Ltd. and an assembly and testing facility in Chengdu, and the management of wafer manufacturing facilities in Chengdu and Wuhan, China, have presented, and continue to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth or to handle the additional responsibilities of being a public company, we may experience difficulties managing our growth and our business and operating results could be adversely affected.
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

[1]	Includes Shanghai Megafab and Tianjin fab.

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
     The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we are unable to anticipate the trends in technology development and rapidly develop and implement new and innovative technology that our customers require, we may not be able to produce sufficiently advanced products at competitive prices. As the life cycle for a process technology matures, the average selling price falls. Accordingly, unless we continually upgrade our capability to manufacture any new products that our customers design, our customers may use the services of our competitors instead of ours and the average selling prices of our wafers may fall, which could adversely affect our business and operating margins.
Our sales are dependent upon a small number of customers and any decrease in sales to any of them could adversely affect our results of operations.
     We have been dependent on a small number of customers for a substantial portion of our business. For the year ended December 31, 2006, our five largest customers accounted for 59.5% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach or exceed our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.
Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.
     In 2006, our capital expenditures totaled approximately US$890 million and we currently expect our capital expenditures in 2007 to total approximately US$720 million. These capital expenditures will be used primarily to expand our operations at our mega-fabs in Shanghai1 and Beijing2 and fab in Tianjin. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

[1]	Previously referred to as fabs 1, 2, and 3.

[2]	Previously referred to as fabs 4, 5, and 6.

     Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2007. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:
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
     Delays in the construction and equipping or expansion of any of our fabs could result in the loss or delayed receipt of earnings, an increase in financing costs, or the failure to meet profit and earnings projections, any of which could adversely affect our business and operating results.
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
     While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2006, we had been granted one hundred and eight patents, forty-two in Taiwan, twenty in the U.S., and forty-six in China, whereas we believe our competitors and other industry participants have been issued numerous patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.
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
If we breach the terms and conditions of the settlement agreement regarding the patent and trade secret litigation with TSMC, we may be required to accelerate the payment of the then outstanding amounts due under the settlement agreement depending on the outcome of the current ongoing litigation with TSMC. If we are unable to successfully defend ourselves, we may be required to pay damages, obtain a license from TSMC, or discontinue sales of certain of our products in the United States.
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
     On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
     If TSMC were to succeed on its claims in the United States, we may be ordered to pay damages for breach of contract and discontinue sales of certain of our products in the United States or elsewhere.
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
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud and, because of the inherent limitation of internal control over financial reporting, material misstatements due to error or fraud may not be prevented or detected on a timely basis.
     We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Our management has concluded that our internal controls over our financial reporting as of December 31, 2006 are effective and our independent registered public accounting firm has attested to our management’s assessment. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our securities. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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

We have formed joint ventures that, if not successful, may adversely impact our business and operating results.
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
     The results of the joint ventures may be reflected in our operating results to the extent of our ownership interest, and losses of the joint ventures could adversely impact our operating results. For example, as a result of our ownership of Toppan SMIC Electronics (Shanghai) Co., Ltd., we recorded a loss of US$4.2 million in 2006. Integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time. The joint ventures are likely to continue to face numerous challenges in commencing their operations and operating successfully. The business of the joint ventures will be subject to operational risks that would normally arise for these types of businesses pertaining to manufacturing, sales, service, marketing, and corporate functions. Competition in the CMOS image sensor market and semiconductor assembly and testing industry will involve challenges from well-established companies with substantial resources and significant market share.
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
     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 74.8% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.
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
     The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (“PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. dollar to Renminbi was set at 7.8087 on December 29, 2006 versus 8.0702 on January 4, 2006 by PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2006 is approximately 3.2%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse affect on our business and operating results.
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
     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2006, approximately 2.3% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.
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
     We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, and Semiconductor Manufacturing International (Tianjin) Corporation. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP.
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
     Future sales by us or our existing shareholders of substantial amounts of our ordinary shares or ADSs in the public markets could adversely affect market prices prevailing from time to time. In connection with our global offering, we entered into an amended and restated registration rights agreement with Richard Ru Gin Chang and our security holders prior to our global offering. Under the terms of this agreement, every 180-day period, substantially all of our security holders that beneficially own, directly or indirectly and whether individually or as a group with its affiliates, more than 7,500,000 of our ordinary shares immediately prior to the global offering, whom we collectively refer to as our large security holders, may sell 15% of the shares held by such large security holder immediately prior to the completion of the global offering in an annual, demand or incidental offering or without our consent in the open market or in privately negotiated transactions. We refer to the shares sold as released shares and these sales as permitted sales/transfers. The 15% limit for each 180-day period is cumulative, such that if any large security holder does not sell or transfer the 15% released shares from a previous 180-day period, any unsold or non-transferred released shares will roll over and may be sold or transferred at any time in the future, together with all other accumulated released shares from previous periods.
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
     Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
     We were founded by Dr. Richard Ru Gin Chang, our Chief Executive Officer and President, who has more than 27 years of experience in the semiconductor industry. In August 2000, we started construction of the first fab in our Shanghai mega-fab. The first fab in the Shanghai mega-fab commenced pilot production in September 2001. That fab and the portion of our second fab in our Shanghai mega-fab which provides aluminum interconnects, commenced commercial production in January 2002. The portion of this second fab which provides copper interconnects and a third fab in our Shanghai mega-fab commenced commercial production in January 2003. All the fabs comprising the Shanghai mega-fab are located in the Zhangjiang High-Tech Park. In January 2004, we completed the acquisition of an 8-inch wafer fab located in the Xiqing Economic Development Area in Tianjin, China, and commenced mass production in May 2004. We commenced construction of our Beijing mega-fab in the Beijing Economic and Technological Development Area in December 2002. The Beijing mega-fab consists of three twelve-inch fabs and commenced commercial production in March 2005. The Beijing mega-fab is China’s first 12-inch fab.
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
     The foundry industry requires a significant amount of capital expenditures in order to construct, equip, and ramp up fabs. We incurred capital expenditures of US$2,000 million, US$903 million, and US$890 million in 2004, 2005 and 2006, respectively, for these purposes. We anticipate that in 2007, we will incur approximately US$720 million of capital expenditures, principally to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
     Our fabs had an aggregate capacity, as of December 31, 2006, of 182,250 8-inch wafer equivalents per month for wafer fabrication. We anticipate that as of the end of 2007, we will have an aggregate capacity of 193,000 8-inch wafer equivalents per month.
     For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”
Business Overview
     We are one of the leading semiconductor foundries in the world. We operate three 8-inch wafer fabrication facilities in our Shanghai mega-fab located in the Zhangjiang High-Tech Park in Shanghai, China, an 8-inch wafer fab in Tianjin, China and a 12-inch wafer fab in our Beijing mega-fab located in the Beijing Economic and Technological Development Area in Beijing, China. These fabs had an aggregate capacity as of December 31, 2006 of 182,250 8-inch wafer equivalents per month for wafer fabrication which positions us as the leading foundry in China. In addition, we have constructed two additional 12-inch fabs for our Beijing mega-fab and are constructing an additional 12-inch fab for our Shanghai mega-fab. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. We also operate a fab at our Shanghai site which produces solar cells and modules. Due to the unique nature of solar cells and modules, this fab is not considered a part of our Shanghai mega-fab.
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
Our Industry
The Semiconductor Industry
     Since the invention of the first semiconductor transistor in 1947, integrated circuits have become critical components in an increasingly broad range of electronics applications, including personal computers, wired and wireless communications equipment, televisions, consumer electronics and automotive and industrial control applications. Advancements in semiconductor design techniques and process technologies have allowed for the mass production of increasingly smaller and more powerful semiconductor devices at lower costs. This has resulted in the availability and proliferation of more complex integrated circuits with higher functionality. These integrated circuits may now each contain up to millions of transistors.
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
Importance of Integrated Circuits for China’s Domestic Market and China’s Emergence as a Global Electronics Manufacturing Center
     China has emerged as a global manufacturing center for electronic products that are sold both within China and abroad. In recent years, numerous international companies have established facilities in China for the manufacture of a variety of electronic products, including household appliances, computers, mobile phones, telecommunications equipment, digital consumer products and products with industrial applications. An increasing number of electronic systems manufacturers are relocating production facilities from the United States, Taiwan, Southeast Asia and Mexico to China. China is establishing itself as a favorable manufacturing location due to its well educated labor force, significantly lower costs of operations, large domestic market for semiconductors and cultural similarities and geographical proximity to Japan, Hong Kong, Taiwan, Singapore and Korea, among other factors. Such production growth represents additional potential demand for semiconductors manufactured in China.
Increasing Importance of the Semiconductor Foundry Industry
     As the cost of establishing new fabrication capacity has continued to rise, foundries have progressed from simply providing manufacturing capacity to becoming key strategic partners offering research and development capabilities and manufacturing process technologies. There have historically been a limited number of semiconductor foundries in the industry due to the high barriers to entry, which include significant capital commitments, scarcity of qualified engineers and advanced intellectual property and technology requirements. Many IDMs have begun outsourcing their fabrication requirements for complex and high performance semiconductor devices to foundries in order to supplement their own internal capacities and become more cost competitive. In addition, fabless semiconductor companies have shifted from relying on the excess fabrication capacity of IDMs to utilizing independent foundries to meet the majority of their wafer production needs.
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
     The table below sets forth a summary of our current fabs and fabs under construction:

	Shanghai Mega-Fab	Beijing Mega-Fab	Tianjin
Number and Type of fab	8-inch fabs: Three in production 12-inch fab: One under construction	12-inch fabs: One in production, two additional fabs being equipped	8-inch fab: One in production

Pilot production commencement	September 2001	July 2004	February 2004

Commercial production commencement	January 2002	March 2005	May 2004

Wafer size	8-inch 12-inch (under construction)	12-inch	8-inch

Production clean room size	23,310 m2	17,945 m2	8,463 m2
In addition to our Shanghai mega-fab, we have two additional fabs at our Shanghai site. A portion of one facility in Shanghai is being leased to Toppan SMIC Electronics (Shanghai) Co., Ltd., which manufactures color filters and micro-lenses for CMOS image sensors. The other fab in Shanghai manufactures solar cells and modules. Most of the administrative and management functions of our fabs in different locations are centralized at our corporate headquarters in the Zhangjiang High-Tech Park in the Pudong New Area of Shanghai.
Management of Fabs
     We also have undertaken agreements relating to wafer manufacturing facilities in Chengdu and Wuhan, China. Under these agreements, we have not owned any equity interest or invested any money to construct or equip the wafer manufacturing facilities but will manage the operations of the facilities.
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
We are one of the leading foundries in the world in terms of the process technologies that we are capable of using in the manufacturing of semiconductors: 49.6% of our wafer sales in 2006 were from products that utilized advanced technology of 0.13 micron and below.
     The following table sets forth the actual process technology capabilities of our fabs:

Month and
year of
commencement
	of commercial	Process technology
	production of	(in microns)
Fab	initial fab	2004	2005	2006
Wafer fabrication:
Shanghai Mega-fab (8”)	January	0.35/0.25/	0.35/0.25/	0.35/0.25/
	2002	0.18/0.15/	0.18/0.15/	0.18/0.15/
		0.13/0.11	0.13/0.11/0.09	0.13/0.11/0.09
Shanghai fab (12”)	—	—	—	—
Beijing Mega-fab (12”)	March 2005	0.15/0.13/	0.15/0.13/0.11/	0.15/0.13/0.11/
		0.10	0.10/0.09	0.10/0.09
Tianjin fab (8”)	May	—	0.35/0.18	0.35/0.25/
	2004			0.18/0.15
Metal Interconnects (aluminum and copper):
Shanghai mega-fab (8” Aluminum)	January	0.35/0.25/	0.35/0.25/	0.35/0.25/
	2002	0.18/0.15/0.13	0.18/0.15/0.11	0.18/0.15/0.11
Shanghai mega-fab (8” Copper)	January 2002	0.13	0.13	0.13/0.09
Shanghai fab (12” Copper)	—	—	—	—
Beijing mega-fab (12” Copper)	Second half of 2006	—	—	0.13/0.09
     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2004, 2005, and 2006 and each of the quarters in the year ended December 31, 2006:

	For the						For the
	year ended December 31,		For the three months ended				year ended
Process			March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2004	2005	2006	2006	2006	2006	2006
				(based on sales in US$)
0.13 micron and below	11.7%	40.6%	46.6%	47.5%	46.1%	57.4%	49.6%
0.15 micron	14.2%	5.4%	8.7%	4.7%	7.2%	2.4%	5.7%
0.18 micron	42.6%	42.3%	35.7%	38.0%	36.1%	33.3%	35.7%
0.25 micron	7.1%	3.7%	1.6%	2.0%	2.6%	1.6%	2.0%
0.35 micron	24.4%	8.0%	7.4%	7.8%	8.0%	5.3%	7.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Manufacturing Capacity
     We currently manufacture 8-inch silicon wafers based on proprietary designs provided by our customers or third party designers. Since commencing commercial production, we have the largest 8-inch wafer fabrication capacity among the semiconductor foundries in China. We have the most advanced process technology among foundries in China and were the first fab to use 0.18 micron process technology. In January 2003, we commenced commercial production using 0.13 micron copper interconnects process technology. We are currently one of the few fabs in China to offer 0.13 micron copper interconnects process technology and 90 nanometer wafer fabrication process technology.
     The following table sets forth the historical capacity of our wafer fabrication and copper interconnects fabs as December 31, 2006:

Fab	2004	2005	2006
Wafer Fabrication:
Wafer fabrication capacity as of year-end(1):
Shanghai mega-fab	81,406	89,892	106,000

Beijing mega-fab	7,027	27,368	56,250

Tianjin fab	14,182	15,000	20,000

Total monthly wafer fabrication capacity as of year-end(1)	102,615	132,260	182,250	(3)

Wafer fabrication capacity utilization	98%	89%	90%

Copper Interconnects:

Copper interconnects capacity as of year-end(1):
Shanghai mega-fab(2)	17,802	19,959	—

(1)	All output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month. Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)	Reflects wafers fabricated using the copper interconnects line and does not include wafers fabricated using the aluminum interconnects line. As a small number of wafers produced by our aluminum interconnects lines also utilize the copper interconnects capabilities, our reported capacity and output data for our copper interconnects line overlaps to a limited extent with such data for our aluminum interconnects line.

(3)	Megafab structure includes copper interconnects in the total monthly capacity.
     As of December 31, 2006, our aggregate wafer fabrication capacity was 182,250 8-inch wafer equivalents per month for wafer fabrication.

     A key factor influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significant positive effect on output and profitability. In 2003 our wafer fabs had an average annual utilization rate of 94%, in 2004, our wafer fabs had an average annual utilization rate of 98%, and in 2005, our wafer fabs had an average annual utilization rate of 89%. In 2006 our wafer fabs had an average utilization of 89.6%. Factors affecting utilization rates include our ability to manage the production facilities and product flows efficiently, the percentage line yield of wafers during the fabrication process, the complexity of the wafer produced, and the actual product mix. In addition, we have manufactured DRAM to fill our production lines when the volume demand of other products does not fully utilize our available capacity. As a result, our utilization rate has historically remained high.
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
Capacity Expansion Plans
     We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. Our capital expenditures in 2005 were approximately US$903 million and our capital expenditures in 2006 were approximately US$890 million. We currently expect that our capital expenditures in 2007 will be approximately US$720 million, which we plan to fund through our operating cash flows and bank loans. If necessary, we will also explore other forms of external financing. We plan to use this capital primarily to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.
     We also will seek to participate in strategic partnerships to meet the demands of our customers. For example, in July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai, for the manufacture of color filters and micro-lenses for CMOS image sensors. These products are increasingly being used in consumer products such as mobile phone cameras, digital cameras and automobile and home security applications Toppan SMIC Electronics (Shanghai) Co., Ltd. commenced production in December 2005. We hold a 30% equity interest in Toppan SMIC Electronics (Shanghai) Co., Ltd.
Our Integrated Solutions
     In addition to wafer fabrication, we provide our customers with a range of complementary services, from circuit design support and mask-making to wafer level probing and testing. This range of services is supported by our network of partners that assist in providing design, probing, final testing, packaging, assembly and distribution services.
     The diagram below sets forth our service model and our key points of interaction with our customers:

(1)	A portion of this work is outsourced to our service partners.

(2)	A portion of these services are outsourced to our service partners.
Design Support Services
     Our design support services include providing our customers with access to the fundamental technology files and intellectual property libraries that facilitate customers’ own integrated circuit design. We also offer design reference flows and access to our design center alliance, as well as layout services. In addition, we collaborate with industry leaders in electronic design automation, library and intellectual property services to create a worldwide network of expertise, resources and services that are available to implement and produce a customer’s designs. As of December 31, 2006, we employed over 200 engineers devoted solely to design support services.
     Libraries
     As part of the necessary building blocks for our customers’ semiconductor designs, we offer libraries of compatible designs for portions of semiconductors, such as standard cells, I/O and selected memory blocks, in addition to technology files. We have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries early on in the development of new process technologies so that our customers can quickly design sophisticated integrated circuits that utilize the new process technologies. We also have arrangements with other providers of libraries to provide our customers with access to a broad library portfolio for their designs. In particular, we offer a portfolio of ASIC library and design kits for a wide range of tested and verified circuit applications and design-flow implementation. These include standard cell, I/O and memory compilers in 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, and 90 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design reuse and fast integration into the overall design system. We are currently developing additional libraries. Our library partners include ARM, Synopsys, Inc., VeriSilicon, and Virage Logic.
     Intellectual Property
     Together with the intellectual property developed by our internal design team, our alliances with intellectual property providers enable us to offer foundational designs ranging from 0.35 micron to 0.09 micron and relating to mixed-signal, embedded memory, high-speed interface, digital peripheral device controllers, and embedded processors, among others. We use our own and third party design expertise to realize the functions of these various types of intellectual property. Our intellectual property partners include ARM, Virage, Synopsys, and Verisilicon.
     Design Reference Flows
     Customers implementing designs on our processes can utilize our design reference. These flows have been created using design tools developed by our electronic design automation partners, including Cadence Design Systems, Inc., Magma Design Automation, Inc., Mentor Graphics Corporation, and Synopsys, Inc. They include training guides and sample test cases to provide a step-by-step explanation on how the hierarchical design flow works.
     Design Center Alliance
     If a customer requires assistance in designing its semiconductors, we are able to recommend design partners from among our extensive design services network. This network consists of design companies that we have successfully worked with in the past. In addition, we are also able to offer our own internal design team members to help our clients to complete their designs.
     Mask-making Services
     Many of our foundry customers utilize our mask-making services.
     While most of our mask-making services are for customers that also utilize our wafer fabrication services as part of our overall foundry service, we also produce masks for other domestic and overseas fabs as a separate revenue-generating service. For 2006, these mask-only customers constituted approximately 30% of our mask-related business. Our mask shop also cooperates with our research and development department to develop new technologies and designs.
     Our mask-making facility, which is located in Shanghai, includes a 3,750 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch and six-inch by six-inch reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services. As of December 31, 2006, we had 164 personnel employed in our mask shop.
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
     Our probing facility in Shanghai occupies a clean room space of 3,000 square meters, and our probing facility in Beijing occupies a clean room space of 1,400 square meters. Both facilities are rated at class 1,000 cleanliness and are equipped with advanced testers, probers and laser repair machines for logic, memory, and mixed-signal products. The probing facility in Beijing supports testing of Beijing’s 12-inch wafers and Tianjin’s 8-inch wafers. We estimate that these facilities’ current aggregate capacity for the probing of memory and logic devices is 90,000 wafers per month. We employ more than 200 personnel to provide these probing services. We have testing equipment for memory, logic and mixed signal applications, including some equipment that has been consigned to our Shanghai facility by our customers. This consigned testing equipment has been specially designed and built by our customers in order to probe their particular products at our facility.
     Our facility with United Test and Assembly Center Ltd. is located in Chengdu, China and provides both assembly and testing services for 8-inch and 12-inch wafers. This facility focuses on memory and discrete devices. Our facility in Chengdu occupies a total area of 215,000 square meters. Construction area is 40,668 square meters, including approximately 11,000 square meters of clean room area. We have also established a network of partners that provide additional probing services, as well as assembly and testing services, for our customers that request these additional services. We have relationships with assembly and testing partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., which have helped to enhance the range of services that we are able to offer our customers. We estimate that as of December 31, 2006, approximately 60% of the wafers we fabricated were probed at our in-house probing facility, with the remainder being outsourced to our partners.

Customers and Markets
     Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2004, 2005 and 2006:

	For the year ended December 31,
	2004		2005		2006
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	$391,788	40.2%	$515,437	44.0%	601,200	41.0%
Integrated device manufacturers	515,282	52.9%	613,869	52.4%	737,275	50.3%
Systems companies and others	67,594	6.9%	42,013	3.6%	126,848	8.7%

Total	$974,664	100.0%	$1,171,319	100.0%	1,465,323	100.0%

     We categorize our sales geographically based on the headquarter of the customer. The following table sets forth the geographical distribution of our sales and percentage of sales for 2004, 2005 and 2006:

	For the year ended December 31,
	2004		2005		2006
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	$391,433	40.2%	$478,162	40.8%	602,506	41.1%
Europe	125,596	12.9%	316,576	27.0%	440,328	30.0%
Asia Pacific (excluding Japan and Taiwan)(1)	201,882	20.7%	175,846	15.0%	168,608	11.5%
Taiwan	120,652	12.3%	138,154	11.8%	153,058	10.5%
Japan	135,101	13.9%	62,581	5.4%	100,823	6.9%

Total	$974,664	100.0%	$1,171,319	100.0%	1,465,323	100.0%

     We have a global and diversified customer base that includes IDMs. IDMs generally provide more stable and longer term purchase contracts, have higher order volumes, and license process technology to us. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule or demands lower prices.
     Our director, Lip-Bu Tan, is also a director of, and holds a shareholding interest of less than 1.0% in, ISSI, one of our five largest customers in 2004. In 2004, ISSI accounted for less than 6% of our sales. In 2005, ISSI accounted for 3.3% of our sales. In 2006, ISSI accounted for 1.6% of our sales.
     Our President and Chief Executive Officer, Richard Ru Gin Chang, and his wife together hold shareholding interests of less than 0.1% in one of our five largest customers in 2004, 2005 and 2006, Texas Instruments.
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
     The following table sets forth a breakdown of our sales by application type for 2004, 2005 and 2006:

	For the year ended December 31,
	2004		2005		2006
Application Type(1)	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing	$231,235	23.7%	$423,163	36.1%	498,135	34.0%
Communications	551,635	56.6%	492,791	42.1%	618,911	42.2%
Consumer	138,314	14.2%	202,153	17.3%	280,873	19.2%
Others	53,480	5.5%	53,212	4.5%	67,404	4.6%

Total	$974,664	100.0%	$1,171,319	100.0%	1,465,323	100.0%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver integrated circuits, graphic processors and other components that are commonly used in personal digital assistants and desktop and notebook computers and peripherals. “Communications” consists of integrated circuits used in digital subscriber lines, digital signal processors, wireless LAN, LAN controllers, LCD drivers, handset components and caller ID devices. “Consumer” consists of integrated circuits used for DVD players, game consoles, digital cameras, smart cards and toys.
     The following table sets forth a breakdown of our sales by service type for 2004, 2005 and 2006:

	For the year ended December 31,
	2004		2005		2006
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of DRAM wafers	$193,950	19.9%	$384,587	32.8%	476,970	32.6%
Fabrication of logic wafers(1)	730,160	74.9%	739,296	63.1%	923,411	63.0%
Other(2)	50,554	5.2%	47,436	4.1%	64,942	4.4%

Total	$974,664	100.0%	$1,171,319	100.0%	1,465,323	100.0%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
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
Research and Development
     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$74.1 million in 2004, US$78.9 million in 2005, and US$94.2 million on research and development expenses, which represented 7.6%, 6.7%, and 6.4% respectively, of our sales in those respective years. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. In 2006, we continued to equip the wafer facility in our Beijing mega-fab. These research and development costs are subsequently classified in cost of sales upon commencement of commercial production at that particular wafer facility. We plan to continue to invest significant amounts in research and development in 2007 for our 65 nanometer manufacturing process.

     We employ over 500 research and development personnel. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China.
Intellectual Property
     While we continue to develop and patent our own technologies, we expect to have an ongoing need to obtain licenses for the proprietary technologies of third parties to enable us to manufacture certain advanced wafers for our customers. To date, we have been granted one hundred eight patents, and have more than nine hundred thirteen patent applications pending worldwide. We believe our competitors and other industry participants have numerous patents concerning wafer fabrication and related technologies in multiple countries.
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
     We have applied for trademarks relating to our corporate logo and trade name “SMIC” in the United States, China, Hong Kong and Taiwan. We have been grated trademarks for our English trade name in China and Taiwan and our Chinese trade name in Hong Kong, United States and China. There can be no assurance that other trademarks will be granted.
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
     Our competitors and potential competitors include TSMC, UMC and Chartered Semiconductor. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. Another group of potential competitors consists of IDMs that have established their own foundry capabilities. These include Fujitsu Limited, Hynix, MagnaChip, IBM, Samsung Electronics Co., Ltd. and Toshiba. IDMs are primarily dedicated to fabricating integrated circuits for the end products of their respective affiliates. See “Risk Factors—Risks Related to Our Financial Condition and Business—If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.”
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
Raw Materials
     Our fabrication processes use many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 21.1% of our cost of sales in 2004, 18.9% of our cost of sales in 2005, and 18.3% of our cost of sales in 2006. The three largest components of raw material costs—raw wafers, chemicals and gases—accounted for approximately 41%, 20% and 11%, respectively, of our raw material costs in 2004, approximately 42%, 22% and 11%, respectively, of our raw material costs in 2005 and approximately 43%, 21%, and 11%, respectively, of our raw material costs in 2006. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.
     The most important raw material used in our production is silicon in the form of raw wafers. In 2006, we purchased approximately 74.8% of our overall raw wafer requirements from our three major raw wafer suppliers.
     For 2006, our largest and five largest raw materials suppliers accounted for approximately 14.7% and 46.1%, respectively, of our overall raw materials purchases. For 2005, our largest and five largest raw materials suppliers accounted for approximately 14.0% and 43.5%, respectively, of our overall raw materials purchases. For 2004, our largest and five largest raw materials suppliers accounted for approximately 10.6% and 40.7%, respectively, of our overall raw materials purchases. Having made all reasonable inquiry, we are not aware of any director or shareholder (which to the knowledge of our directors own more than 5% of our issued share capital) or their respective associates, which had shareholding interests in any of our five largest suppliers. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.
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
     Scope of Regulation
     The Several Policies to Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the State Council Of People’s Republic Of China on June 24, 2000, together with other ancillary laws and regulations, regulate integrated circuit production enterprises, or ICPEs. The State Council issued the Integrated Circuit Policies in order to encourage the development of the software and integrated circuits industry in China. The Integrated Circuit Policies form the basis for a series of laws and regulations that set out in detail the preferential policies relating to ICPEs. Such laws and regulations include:

•	the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Taxation Policy Issues Encouraging the Further Development of the Software Industry and the Integrated Circuit Industry, or the Integrated Circuit Notice, jointly issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on September 22, 2000, as amended by the Notice of the Ministry of Finance and the State Administration of Taxation on Approval Procedure Concerning Implementing Enterprise Income Tax Policies of the Software and Integrated Circuit Industry on Foreign Invested Enterprises, or the Approval Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on July 1, 2005;

•	the Notice on Taxation Policies Concerning the Further Development of the Software and the Integrated Circuit Industry, or the Further Development Taxation Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on October 10, 2002, as amended by Notice on Termination of Value-added Tax Refund Policies for Integrated Circuits, or the Termination Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on October 25, 2004;

•	the Notice on Taxation Policies Concerning the Import of Raw Materials and Consumables Used for Production by Some Integrated Circuit Production Enterprises for Their Own Use, or the Raw Materials Taxation Notice, issued by the Ministry of Finance on August 24, 2002;

•	the Notice on Taxation Policies Concerning the Import of Construction Materials Specially used for Clean Rooms by Some Integrated Circuit Production Enterprises, or the Construction Materials Taxation Notice, issued by the Ministry of Finance on September 26, 2002;

•	the Notice by the Ministry of Finance and the State Administration of Taxation on Increasing Tax Refund Rate for Export of Certain Information Technology Products, or the Export Notice, issued by the Ministry of Finance and the State Administration of Taxation on December 10, 2004;

•	the Measures of the Accreditation of the Integrated Circuit Enterprise Encouraged by the State (For Trial Implementation), or the Accreditation Measures, jointly issued by the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs on October 21, 2005; and

•	the Interim Measures for the Management of the Special Fund for the Research and Development of the Integrated Circuit Industries, or the Fund Measures, jointly issued by the Ministry of Finance, the Ministry of Information Industry and the National Development and Reform Commission on March 23, 2005.
     Preferential Industrial Policies Relating to ICPEs
     ICPEs duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Integrated Circuit Policies, accreditation of ICPEs is determined by the competent examination and approval authorities responsible for integrated circuit projects after consultation with relevant taxation authorities. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the fabrication, package, or testing of integrated circuit chips and the production of monocrystalline silicon of six inches or above, excluding the integrated circuit design enterprise. The accreditation of ICPEs is included in the accreditation of the integrated circuit enterprises. Such accreditation is determined by the competent authorities consisting of the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs, which jointly designate the China Semiconductor Industrial Association as the accreditation institution. Any enterprise qualified under the requirements set forth in the Accreditation Measures is entitled to apply to the China Semiconductor Association for the Accreditation of the ICPEs. The accreditation of ICPEs is annually reviewed. If the enterprise fails to apply for the annual review in time, it shall be deemed as giving up such accreditation and if the enterprise fails in the annual review, the accreditation will also be canceled.
     SMIC Shanghai, SMIC Beijing, and SMIC Tianjin have received accreditation as ICPEs entitling them to the preferential industrial policies described below.
     Encouragement of Domestic Investment in ICPEs
     Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission on December 2, 2005, the Chinese government encourages (i) the design and fabrication of integrated circuits with a linewidth of less than 1.2 micron, (ii) the fabrication of the equipment of large scale integrated circuit and (iii) the fabrication of mixed integrated circuits. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties and import-linked value-added tax, except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Subject to Tax Exemptions, as stipulated by the State Council and amended in 2000.
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
     Preferential Taxation Policies
        Preferential Value-added Tax Policy
     Under Article 1 of the Further Development Taxation Notice (October 10, 2002 No. 70 [2002] Cai-Shui), from January 1, 2002 to the end of 2010, the sale of integrated circuits (including monocrystalline silicon chips) is subject to a value-added tax levy of 17%. After the value-added tax is levied, the taxpayer was to be entitled to a refund for the portion exceeding 3% of the actual value-added tax burden. The tax refund was required to be used by the enterprise for the research and development of integrated circuits and to increase production.
     Under the Termination Notice (No. 174 [2004] of the Ministry of Finance), as of April 1, 2005, implementation of Article 1 of the Further Development Taxation Notice was terminated.
     Under the Export Notice (No. 200 [2004] Cai-Shui), as of November 1, 2004, the tax refund rate for exports of electronic integrated circuits and micro-assemblies is to increase from 13% to 17%.
        Preferential Enterprise Income Tax Policies
     Under Article 42 of the Integrated Circuit Policies (No. 18 [2000] Guo-Fa) and Article 2(3) of the Integrated Circuit Notice (No. 25 [2000] Cai-Shui), ICPEs whose total investment exceeds Rmb 8,000 million (approximately US$967 million) or whose integrated circuits have a line-width of less than 0.25 micron are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and communications industries. The Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the Implementation Rules for the Income Tax Law provide preferential treatment of, exemption from or reduction of foreign enterprise income tax, or FEIT, for enterprises with foreign investment engaged in the energy and communications industries. After approval by the relevant taxation authorities, each of SMIC Shanghai, SMIC Beijing and SMIC Tianjin will become entitled to a full exemption from FEIT for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years.
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
     On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there can be no assurances that SMIC Shanghai, SMIC Beijing, SMIC Tianjin and SMIC Chengdu will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. The new tax law empowers the PRC State Council to enact appropriate implementing rules and measures. As the implementation rules for the new income tax law has not been published yet as of to date, the new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.
          Preferential Time Limit for Depreciation of Equipment Used in Production
     Under the Integrated Circuit Notice (No. 25 [2000] Cai-Shui), upon approval by the State Administration of Taxation of foreign investment enterprises whose total investment exceeds US$30 million, and upon approval by the relevant local or provincial taxation authorities of foreign investment enterprises whose total investment is less than US$30.0 million, the time limit for depreciation of equipment used by an ICPE for production purposes may be shortened to not less than three years.
          Exemption of Customs Duties and Import-related Value-added Tax
     Under the Integrated Circuit Policies (No. 18 [2000] Guo-Fa) and the Integrated Circuit Notice (No. 25 [2000] Cai-Shui), ICPEs whose total investment exceeds Rmb 8,000 million or whose integrated circuits have a line-width of less than 0.25 micron are exempt from customs duties and import-related value-added tax for the raw materials and consumables used for production purposes.
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
     Under the Construction Materials Taxation Notice (No. 152 [2002] Cai-Shui), commencing January 1, 2001, the importation of construction materials, auxiliary equipment and spare parts for the production of integrated circuits, specifically for clean rooms (as listed in the annex to the Construction Materials Taxation Notice), by ICPEs whose total investment exceeds Rmb 8,000 million or whose integrated circuits have a linewidth of less than 0.25 micron is exempt from customs duties and import-related value-added tax.
     Preferential Policies Encouraging Research and Development
     Under the Fund Measures (No. 132 [2005] Cai-Jian), enterprises duly incorporated as independent legal entities in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the design, fabrication, package or testing of integrated circuits may apply for the special fund designed to support exclusively the research and development of the integrated circuit industry. Such fund is appropriated from central budget and the application of it is subject to the review and approval by the Examination Committee consisting of the members from the Ministry of Finance, the National Development and Reform Commission and the Ministry of Information Industry. The special fund for research and development shall be in a form of gratuitous aid and the amount of such aid to a single research and development activity shall not exceed 50% of the expenditures thereof.
     Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits
     China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including:

•	the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

•	the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•	the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991;

•	the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.
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
Organizational Structure
     We operate primarily through three wholly owned subsidiaries in China. The chart below sets forth our significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities:

		Attributable
	Place and date of	equity interest
Name of company	incorporation/establishment	held	Principal Activity
Garrison Consultants Limited (“Garrison”)	Samoa April 5, 2000	100%	Provision of consultancy services

Betterway Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related services

Semiconductor Manufacturing International (Shanghai) Corporation*	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Beijing) Corporation*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Tianjin) Corporation*	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (AT) Corporation	Cayman Islands July 26, 2004	56.67%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation*	The PRC August 16, 2004	56.67%	Manufacturing and trading of semiconductor products

		Attributable
	Place and date of	equity interest
Name of company	incorporation/establishment	held	Principal Activity
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Corporation*	The PRC September 9, 2005	100%	Manufacturing and trading of Solar cell related semiconductor products

SMIC (Chengdu) Development Corporation (“SMICD”)*	The PRC December 29, 2005	100%	Construction, operation, management of SMICD’s living quarter, schools and supermarket

Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment Holding

*	Companies registered as wholly-owned foreign enterprises in the PRC.
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
     In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Risk Factors—Risks Related to Conducting Operations in China—Limits placed on exports into China could substantially harm our business and operating results.”.
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
     The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1) or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/164,795	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/61,990	Wafer fabrication	owned/owned
Japan	na/55	Marketing activities	na/leased
USA	na/743	Marketing activities	na/leased
Italy	na/280	Marketing activities	na/leased
Hong Kong(2)	na/300	Representative Office	na/owned

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

(2)	In February 2006, we purchased approximately 300 square meter of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.
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
Environmental Matters
     The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations are subject to regulation and periodic monitoring by PRC’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government, the Tianjin Municipal Government, and the Chengdu Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorize the Chinese national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or any of our subsidiaries.
     We believe our pollution control measures are effective, complying with the requirements applicable to the semiconductor industry in China and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste, and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements.
     The ISO14001 standard is a voluntary standard and part of a comprehensive series of standards for environmental management published by the International Standards Organization. The ISO14001standard cover environmental management principles, systems and supporting techniques. Starting in August 2002, all operating fabs have since achieved ISO14001 certification.
     Furthermore, by March of 2007, these fabs have been third-party certified to be compliant with the RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment) Directive of the European Union, which bans the use of various chemicals determined to be harmful to the environment.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Overview
     We were founded in April 2000. In 2000 and 2001, our company was in its development stage and did not have any sales. During this period, we established our management structure, acquired land use rights, constructed, equipped and commenced the ramp-up of production at our 8-inch wafer facilities in Shanghai which are referred to as the Shanghai mega-fab, and began our research and development activities. The first fab in the Shanghai mega-fab and the portion of our second fab, commenced commercial production in January 2002. The remaining portion of our second fab and a third fab commenced commercial production in January 2003. In January 2004, we acquired an 8-inch fab in Tianjin, China, which we refer to as our Fab 7, from MCEL, a wholly owned subsidiary of Motorola. The first fab in the Beijing mega-fab commenced commercial production in March of 2005. As of December 31, 2006, we had reached total wafer fabrication capacity of 182,250
8-inch wafer equivalents per month. Our wafers shipped and sales increased from 476,451 wafers and US$365.8 million for 2003 to 943,463 wafers and US$974.6 million for 2004 to 1,347,302 wafers and US$1,171.3 million for 2005 to 1,614,888 wafers and US$1,465.3 million for 2006.
     We manage our business and measure our results of operations based on a single operating segment. We plan to have aggregate monthly wafer fabrication capacity of 193,000 8-inch wafer equivalents by the end of 2007. As we increase our capacity and corresponding wafer production, we benefit from economies of scale. When our capacity utilization is high, these economies of scale enable us to reduce our per wafer production cost and improve our margins. On the other hand, when our capacity utilization rate is low, our unused capacity results in higher per wafer production cost and decreased margins.
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
Substantial Capital Expenditures
     The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity since our inception, we incurred capital expenditures of US$492 million, US$2,000 million, US$903 million, and US$890 million in 2003, 2004, 2005, and 2006 respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five years. We recorded depreciation and amortization of US$233.9 million, US$457.0 million, US$769.4 million and US$919.6 million in 2003, 2004, 2005, and 2006 respectively.
     The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$74.1 million in 2004, US$78.9 million in 2005, and US$94.1 million in 2006 for research and development, which represented 7.6%, 6.7%, and 6.4% respectively, of our sales for 2004, 2005 and 2006. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. In 2006, we continued to equip the wafer facility in our Beijing mega-fab. These research and development costs are subsequently classified in cost of sales upon commencement of commercial production at that particular wafer facility.
     We currently expect that our capital expenditures in 2007 will reach approximately US$720 million, which we plan to fund through our operating cash flows and bank loans in order to expand our operations. If necessary, we will also explore other forms of external financing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.
Capacity Expansion
We have expanded, and plan to continue to expand, our capacity through internal growth and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We plan to have aggregate wafer fabrication capacity of 193,000 8-inch wafer equivalents per month by the end of 2007.
Pricing
     We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped increased 4.4% from US$869 per wafer in 2005 to US$907 per wafer in 2006, mainly due to product mix shift to more advanced technology.
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
     Our initial sales after commencing commercial operations in 2002 consisted mainly of DRAM fabricated and sold on a foundry basis, as well as commodity-type DRAM fabricated using technology licensed from a third party and sold by us to distributors. This commodity-type DRAM was fabricated during our start-up phase in order to test and ramp up our facilities and train our personnel. As our business has grown and our fabs have matured, we have produced proportionately less commodity-type DRAM and more logic products and memory products utilizing more advanced technologies, which generally command a higher margin. However, we intend to continue to produce commodity-type DRAM to maintain high utilization of our capacity in the future.
     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2004, 2005 and 2006 and each of the quarters in the year ended December 31, 2006:

	For the
	year ended December 31,		For the three months ended				For the year ended
Process Technologies			March 31,	June 30,	September 30,	December 31,	December 31,
	2004	2005	2006	2006	2006	2006	2006
			(based on sales in US$)
0.13 micron and below	11.7%	40.6%	46.6%	47.5%	46.1%	57.4%	49.6%
0.15 micron	14.2%	5.4%	8.7%	4.7%	7.2%	2.4%	5.7%
0.18 micron	42.6%	42.3%	35.7%	38.0%	36.1%	33.3%	35.7%
0.25 micron	7.1%	3.7%	1.6%	2.0%	2.6%	1.6%	2.0%
0.35 micron	24.4%	8.0%	7.4%	7.8%	8.0%	5.3%	7.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
     The following table sets forth a breakdown of our sales by service type for 2004, 2005 and 2006:

	For the year ended December 31
	2004		2005		2006
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of DRAM wafers	$193,950	19.9%	$384,587	32.8%	$476,970	32.6%
Fabrication of logic wafers(1)	730,160	74.9%	739,296	63.1%	923,411	63.0%
Other(2)	50,554	5.2%	47,436	4.1%	64,942	4.4%

Total	$974,664	100.0%	$1,171,319	100.0%	$1,465,323	100.0%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
Capacity Utilization Rates
     Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2004, 2005 and 2006, approximately 54%, 60%, and 59% respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 98% in 2004, 89% in 2005, and 89.6% in 2006. Factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, and mechanical failures and other operational disruptions, such as those relating to capacity expansions or relocation of equipment.
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
Yield Rates
     Yield per wafer is the ratio of the number of functional dies on that wafer to the maximum number of dies that can be produced on that wafer. A significant portion of our services, particularly our memory semiconductor wafer fabrication services, is priced on a per die basis.
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
Inventory
     Inventories are stated at the lower of cost or market. Market represents the net realizable value for finished goods and work-in-progress. For products manufactured pursuant to customer purchase orders, we are not typically exposed to the risk that the selling price will be lower than the inventory carrying value. We also use available manufacturing capacity to produce commodity-type DRAM that we hold in inventory until sold. We are exposed to the risk that the ultimate selling price of such commodity-type DRAM may be less than the inventory carrying value. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the market value of a good drops below its carrying value, we record a write-off to cost of sales for the difference between the carrying cost and the market value. As of December 31, 2004, December 31, 2005 and December 31, 2006, the inventory written down as a result of a lower of cost or market was US$10.5 million, US$13.8 million, and US$16.1 million, respectively, to reflect a decline in the estimated market value of the inventory we held on that date. We carry out an inventory review at each quarter-end.
Depreciation and Amortization
     We operate in a capital-intensive business. The net book value of our plant and equipment, including land use rights, at December 31, 2006 was US$3,282.7 million. Depreciation of manufacturing buildings and related improvements is provided on a straight-line basis over the estimated `useful life of 25 years and commences from the date the facility is ready for its intended use. Depreciation of our manufacturing machinery and equipment, as well as our facility, machinery and equipment, is provided on a straight-line basis over the estimated useful life of 5 to 10 years, commencing from the date that the equipment is placed into productive use. Amortization of land use rights is over the term of the land use right agreement, which ranges from 50 to 70 years. The estimated useful life and dates that the equipment is placed into productive use reflects our estimate of the periods that we intend to derive future economic benefits from the use of our plant and equipment and land use rights.
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
     In order to remain technologically competitive in our industry, we have entered into technology transfer and technology license arrangements with third parties in an attempt to advance our process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. We routinely review the remaining estimated useful lives of these intangible assets and deferred costs. We also evaluate these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
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
Share-based Compensation Expense
     Our share-based employee compensation plans are described in more detail under “—Share Ownership.” We grant stock options to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount an employee must pay to acquire the stock. We amortize share-based compensation using the straight-line method over the vesting periods of the related options, which are generally four years.
          We grant stock options to our employees and certain non-employees. Prior to January 1, 2006, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. We also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” As a result, no expense was recognized for options to purchase our ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). We elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation. As a result of adopting SFAS 123 (R) on January 1, 2006, we recognized a benefit of US$5.2 million as a result of the cumulative effect of a change in accounting principle, in relation to the forfeiture rate applied on the unvested portion of the stock options. Our total actual share-based compensation expense for the year ended December 31, 2006, 2005 and 2004 was US$23.5 and US$25.7 and US$27.0 million respectively.
     Pro forma information regarding net income (loss) and net income (loss) per share is required for years prior to January 1st, 2006, in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to compute the fair value. The fair value of options and shares issued pursuant to our option plans at the grant date was estimated using this Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options issued under our 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan had characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.
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
Inflation
     Although there can be no assurance as to the impact in future periods, we believe that, to date, inflation in China has not had a material impact on our results of operations. Inflation in China was approximately 3.9%, 1.8%, and 1.5% in 2004, 2005 and 2006, respectively.
Income Tax
     As an exempted company incorporated in the Cayman Islands, we are exempt from Cayman Islands taxation. Our Chinese subsidiaries are subject to taxation pursuant to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Under relevant regulations and after approval by the local Tax Bureau, our Shanghai, Beijing and Tianjin subsidiaries will become entitled to a full exemption from foreign enterprise income tax, or FEIT, for five years starting with the first year of positive accumulated earnings, and a 50% reduction for the following five years. Our Shanghai subsidiary had positive accumulated earnings since the financial year ended December 31, 2004. While as of December 31, 2006, Beijing and Tianjin are still in a cumulative operating loss.

     According to PRC tax regulations, the Company’s Chengdu subsidiary is entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. Up to December 31, 2006, Chengdu subsidiary is still in the process of applying for the tax holiday. As of December 31, 2006, the Chengdu subsidiary is still in a cumulative operating loss.
     Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including Japan, United States, and Europe. Our income tax obligations to date have been minimal.
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
     On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there can be no assurances that SMIC Shanghai, SMIC Beijing, SMIC Tianjin and SMIC Chengdu will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. The new tax law empowers the PRC State Council to enact appropriate implementing rules and measures. As the implementation rules for the new income tax law has not been published yet as of to date, the new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.
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
Recent Accounting Pronouncements
     As of December 31, 2006, we had not yet adopted the following recently issued accounting pronouncements because they are not yet applicable in part or in total:
In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48).” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged. The adoption of FIN 48 does not have a material impact on our financial position, result of operation, or cash flow.
In September 2006, FASB issued SFAS No.157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. We are currently evaluating the impact, if any, of SFAS157 on its consolidated financial statements.
In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact, if any, of this statement on its consolidated financial statements and related disclosures.
In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.
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

Incentive	SMIC Shanghai	SMIC Beijing	SMIC Tianjin
Preferential Value-added Tax Policies	- 17% VAT rate - 17% tax refund rate for exports reduced to 13% as of January 1, 2004	- 17% VAT rate - 17% tax refund rate for exports reduced to 13% as of January 1, 2004	- 17% VAT rate - 17% tax refund rate for exports reduced to 13% as of January 1, 2004
	- 13% tax refund rate for exports increased to 17% as of November 1, 2004	- 13% tax refund rate for exports increased to 17% as of November 1, 2004	- 13% tax refund rate for exports increased to 17% as of November 1, 2004

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials

Preferential Time Limit for Depreciation of Equipment Used in Production (applicable to foreign investments exceeding US$30 million)	- Prior to January 1, 2005, SMIC SH used 5-year straight-line basis. After January 1, 2005, SMIC SH began using a 10-year straight-line basis	- SMIC Beijing uses 5-year on an accelerated basis	- SMIC Tianjin uses 5-year on a straight-line basis

     On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law,” which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there can be no assurances that SMIC Shanghai, SMIC Beijing, SMIC Tianjin and SMIC Chengdu will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. The new tax law empowers the PRC State Council to enact appropriate implementing rules and measures. As the implementation rules for the new income tax law has not been published yet as of to date, the new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.
Operating Results
Sales
     We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.
     In 2006, fabless semiconductor companies accounted for 41.0%, IDMs accounted for 50.3% and systems and other companies accounted for 8.7%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2004, 2005, and 2006 our five largest customers accounted for approximately 59.1%, 64.0%, and 59.5% of our sales, respectively.
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
     As an increasing portion of our equipment has come on line, our depreciation expenses attributable to cost of sales have gradually increased from US$172.7 million in 2003, to US$387.5 million in 2004, to US$661.0 million in 2005, and to US$786.7 million in 2006.
Operating expenses (incomes)
     Our operating expenses (incomes) consist of:
•	Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, and contracted technology development costs. Research and development expenses also include costs relating to pilot production activities prior to the commencement of commercial production.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resource personnel, commercial insurance, fees for professional services, foreign exchange gains and losses from operating activities and costs incurred in connection with developing production capabilities at new fabs, including facility costs and employee costs. Foreign exchange gains and losses relate primarily to period-end translation adjustments due to exchange rate fluctuations that affect payables and receivables directly related to our operations.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

•	Amortization of acquired intangible assets. Amortization of acquired intangible assets consist primarily of the cost associated with the purchase of technology, licenses, and patent licenses.

•	Income from sale of plant and equipment and other fixed assets. In 2006, the Company sold plant, equipment and other fixed assets with a carrying value of US$34,231,116 for US$77,353,045, which resulted in a gain on disposal of US$43,121,929. The majority of the plant and equipment was sold to a government-owned foundry based in Chengdu, Sichuan province, to which SMIC is also contracted to provide management services.
Other income (expenses)
     Our other income (expenses) consists of:
•	interest income, which has been primarily derived from cash equivalents and short-term investments and interest on share purchase receivables;

•	interest expenses, net of capitalized portions and government interest subsidies, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free promissory note; and

•	other income and expense items, such as those relating to the employee living quarters and school; and

•	foreign exchange gains and losses relating to financing and investing activities, including forward contracts.
Comparisons of Results of Operations
Consolidated Financial Data
     The summary consolidated financial data presented below as of and for the years ended December 31, 2004, 2005 and 2006 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2002 and 2003 is derived from audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP. We have re-stated our 2005 and 2004 financial statements, which, among other things, corrected the classification of the payment for a patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangibles to a component of cost of sales (See Note 24 on page F-47 and Note 31 on page F-65 of Item 18). The effects of correcting these errors are shown below:

	For the year ended December 31,
			2004	2005
	2002	2003	(As Restated)	(As Restated)	2006
Statement of Operations Data:
Sales	$50,315	$365,824	$974,664	$1,171,319	$1,465,323
Cost of sales(1)	105,238	359,779	716,225	1,105,134	1,338,155
Gross profit (loss)	(54,923)	6,045	258,439	66,185	127,168
Operating expenses:

	For the year ended December 31,
			2004	2005
	2002	2003	(As Restated)	(As Restated)	2006
Research and development	38,254	34,913	74,113	78,865	94,171
General and administrative	18,351	29,705	54,038	35,701	47,365
Selling and marketing	4,776	10,711	10,384	17,713	18,231
Litigation settlement	—	—	16,695	—	—
Amortization of acquired intangible assets	—	3,462	14,368	20,946	24,393
Income from sale of plant and equipment and other fixed assets	—	—	—	—	(43,122)
Total operating expenses	61,381	78,791	169,598	153,225	141,038
Income (loss) from operations	(116,304)	(72,746)	88,841	(87,040)	(13,870)
Other income (expenses):
Interest income	10,980	5,616	10,587	11,356	14,916
Interest expense	(176)	(1,425)	(13,698)	(38,784)	(50,926)
Foreign currency exchange gain (loss)	247	1,523	8,218	(3,355)	(21,912)
Other, net	2,650	888	2,441	4,462	1,821
Subsidy income	—	—	—	—
Total other income (expense), net	13,701	6,602	7,548	(26,322)	(56,101)
Income (loss) before income tax	(102,603)	(66,144)	96,389	(113,362)	(69,971)
Income tax — current	—	—	186	285	(24,928)
Minority interest	—	—	—	251	(19)
Loss from equity investment	—	—	—	(1,379)	(4,201)
Net (loss) income before cumulative effect of a change in accounting principle	(102,603)	(66,144)	96,203	(114,775)	(49,263)
Cumulative effect of a change in accounting principle	—	—	—	—	5,154
Net (loss) income	(102,603)	(66,144)	96,203	(144,775)	(44,109)
Deemed dividend on preference shares(2)	—	37,117	18,840	—	—
Income (loss) attributable to holders of ordinary shares	$(102,603)	$(103,261)	$77,363	$(114,775)	(44,109)
Income (loss) per ordinary share, basic	$(1.27)	$(1.14)	$0.01	$(0.01)	(0.00)

	For the year ended December 31,
			2004	2005
	2002	2003	(As Restated)	(As Restated)	2006
Income (loss) per ordinary share, diluted	$(1.27)	$(1.14)	$0.00	$(0.01)	(0.00)
Ordinary shares used in calculating basic income (loss) per ordinary share(3)(4)	80,535,800	90,983,200	14,199,163,517	18,184,429,255	18,334,498,923
Ordinary shares used in calculating diluted income (loss) per ordinary share(3)(4)	80,535,800	90,983,200	17,934,393,066	18,184,429,255	18,334,498,923
Income (loss) per ADS, basic(5)			$0.27	$(0.32)	(0.12)
Income (loss) per ADS, diluted(5)			$0.22	$(0.32)	(0.12)
ADS used in calculating basic income (loss) per ADS(5)			283,983,270	363,688,585	366,689,978
ADS used in calculating diluted income (loss) per ADS(5)			358,687,861	363,688,585	366,689,978

Other Financial Data:
Gross margin	-109.2%	1.7%	26.5%	5.7%	8.7%
Operating margin	-231.2%	-19.9%	9.1%	-7.4%	-0.9%
Net margin	-203.9%	-18.1%	9.9%	-9.8%	-3.0%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	82,486	476,451	943,463	1,347,302	1,614,888
ASP(6)	610	768	1,033	869	907

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2001, 2002, 2003, 2005 and 2006 basic income (loss) per share did not differ from diluted loss per share.

(4)	All share information have been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).

(5)	Fifty ordinary shares equals one ADS.

(6)	Total sales/total wafers shipped.

Comparisons of the Years Ended December 31, 2004, 2005 and 2006
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Sales. Sales increased by 25.1% from US$1,171.3 million for 2005 to US$1,465.3 million for 2006, primarily as a result of the increase in our manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 19.9%, from 1,347,302 8-inch wafer equivalents to 1,614,888 8-inch wafer equivalents, between these two periods. The average selling price of the wafers we shipped increased by 4.4% from US$869 per wafer to US$907 per wafer. The percentage of wafer revenues that used 0.13 micron and below process technology increased from 40.6% to 49.6% between these two periods.
     Cost of sales and gross profit. The cost of sales increased by 21.1% from US$1,105.1 million for 2005 to US$1,338.2 million for 2006. This increase was primarily due to the significant increase in sales volume, depreciation expenses as we installed new equipment to increase its capacity, and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped and a product mix shift toward more advanced technology nodes (0.13 micron and below). We had a gross profit of US$127.2 million for 2006 compared to a gross profit of US$66.2 million in 2005. Gross margins were 8.7% in 2006 compared to 5.7% in 2005. The increase in gross margins was primarily due to a higher ASP and a product mix shift toward more advanced technology nodes (0.13 micron and below).
     Operating expenses and loss from operations. Operating expenses decreased by 8.0% from US$153.2 million for 2005 to US$141.0 million for 2006 primarily due to income from sale of plant and equipments of US$43.1 million in 2006 and the increase of research and development, administrative, and selling and marketing expenses and amortization of acquired intangible assets of US$15.3 million, US$11.7 million, US$0.5 million and US$ 3.5million respectively.
     Research and development expenses increased by 19.4% from US$78.9 million for 2005 to US$94.2 million for 2006. This increase in research and development expenses resulted primarily from an increase in depreciation and amortization costs associated with research and development, and 65nm research and development activities.
     General and administrative expenses increased by 32.7% to US$47.4 million for 2006 from US$35.7 million for 2005, primarily due to an increase in bad debt of US$3.0 million, tax related expenses of US$2.3 million, and foreign exchange loss of US$3.9 million as compared to a foreign exchange gain of US$5.2 million recorded in 2005.
     Selling and marketing expenses increased by 2.9% from US$17.7 million for 2005 to US$18.2 million for 2006, primarily due to an increase in sales and marketing personnel.
     Amortization of acquired intangible assets increased by 16.5%.
     As a result, the Company’s loss from operations was US$13.9 million in 2006 compared to loss from operations of US$87.0 million in 2005. Operating margin was negative 0.9% and 7.4%, respectively, for these two years.
     Other income (expenses). Other expenses increased from US$26.3 million in 2005 to US$56.1 million in 2006. This increase was primarily attributable to the increase in interest expense from US$38.8 million in 2005 to US$51.0 million in 2006, and the increase in foreign exchange loss from US$3.4 million in 2005 to US$21.9 million in 2006. This increase of the interest expense was primarily due to the increase in borrowing, the increased costs of borrowing, and losses from interest rate swap contracts.
     Net loss. Due to the factors described above, the Company had a net loss of US$44.1 million in 2006 compared to a net loss of US$114.8 million for 2005.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Sales. Sales increased by 20.2% from US$974.7 million for 2004 to US$1,171.3 million for 2005, primarily as a result of the increase in our manufacturing capacity and ability to use such capacity to increase sales. The number of wafers we shipped increased by 42.8%, from 943,463 8-inch wafer equivalents to 1,347,302 8-inch wafer equivalents, between these two periods. The average selling price of the wafers we shipped decreased by 15.9% from US$1,033 per wafer to US$869 per wafer. The percentage of wafer revenues that used 0.13 micron and below process technology increased from 11.7% to 40.6% between these two periods.

     Cost of sales and gross profit. Cost of sales increased by 51.0% from US$716.2 million for 2004 to US$1,105.1 million for 2005. This increase was primarily due to the significant increase in sales volume, depreciation expenses as we installed new equipment to increase its capacity, and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped. We had a gross profit of US$66.2 million for 2005 compared to a gross profit of US$258.4 million in 2004. Gross margins were 5.7% in 2005 compared to 26.5% in 2004. The decrease in gross margins was primarily due to a decrease in the average selling price per wafer and a higher average cost per wafer resulting from an increase in depreciation expenses.
     Operating expenses and income (loss) from operations. Operating expenses decreased by 9.7% from US$169.6 million for 2004 to US$153.2 million for 2005 primarily due to expense associated with the litigation settlement from 2004 (See Item 3 on page 5).
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
     As a result, our loss from operations was US$87.0 million in 2005 compared to income from operations of US$88.8 million in 2004. Operating margin was negative 7.4% and positive 9.1%, respectively, for these two years.
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
     Net income (loss). Due to the factors described above, we had a net loss of US$114.8 million in 2005 compared to a net income of US$96.2 million for 2004.
Liquidity and Capital Resources
     The following table sets forth a condensed summary of our audited statements of cash flows for the periods indicated:

	For the year ended
	December 31,
	2004	2005	2006
	(in US$ thousands)
Net cash provided by operating activities:
Net income (loss)	$96,203	$(114,775)	$(49,263)
Depreciation and amortization	456,961	769,472	919,616
Total	518,662	648,105	769,649
Net cash used in investing activities:
Purchase of property, plant and equipment	(1,838,773)	(872,519)	(882,580)
Total	(1,826,787)	(859,652)	(917,369)
Net cash provided by (used in) financing activities:
Proceeds from short-term borrowings	91,000	394,159	255,004
Proceeds from long-term debt	256,488	253,433	785,345
Proceeds from issuance of ordinary shares at initial public offering	1,016,859	—	—
Proceeds from issuance of Series A preferred stock	—	—	—
Proceeds from issuance of Series C preferred stock	—	—	—
Proceeds from issuance of Series D preferred stock	30,000	—	—
Collection of subscription receivables	105,420	—	—
Total	1,469,764	190,364	(74,440)
Net increase (decrease) in cash and cash equivalents	$161,896	$(21,376)	$(222,177)

     We incurred capital expenditures of US$2,000 million, US$903 million and US$890 million in 2004, 2005 and 2006, respectively. We have financed our substantial capital expenditure requirements through the proceeds received in our global offering, several rounds of private financing, cash flows from operations, and bank borrowings. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2007. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
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
     As of December 31, 2006, we had US$363.6 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2006 was US$769.6 million, which was primarily due to the loss attributable to holders of ordinary shares of US$44.1 million, an increase of US$83.9 million in inventories due to the increase in commercial production, an increase of US$10.9 million in accounts receivable due to an increase in sales and an increase of US$24.7 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$919.6 million in depreciation and amortization relating to commercial production.
     Our net cash provided by operating activities in 2005 was US$648.1 million, which was primarily due to the loss attributable to holders of ordinary shares of US$111.5 million, an increase of US$47.2 million in inventories due to the increase in commercial production, an increase of US$72.1 million in accounts receivable due to an increase in sales and an increase of US$26.4 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$769.5 million in depreciation and amortization relating to commercial production.
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
     Our net cash used in investing activities was US$917.4 million in 2006, US$859.7 million in 2005, and US$1,826.8 million in 2004. This was primarily attributable to purchases of plant and equipment and land use rights for our mega-fabs in Shanghai and Beijing, and Tianjin fab in these periods as well as costs associated with the Shanghai fab construction.
     Our net cash used in financing activities in 2006 was US$74.4 million. This was primarily derived from US$255.0 million in proceeds from short-term borrowings, US$785.3 million in proceeds from long-term debt, US$449.5 million in the repayment of short-term borrowings, and US$635.6 million in the repayment of long-term debt.
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
     As of December 31, 2006, we had commitments of US$75.1 million for facilities construction obligations for our facility in Chengdu and the Beijing, Tianjin and Shanghai fabs and US$536.4 million to purchase machinery and equipment for the testing facility in Chengdu, and the Beijing, Tianjin and Shanghai fabs.

     As of December 31, 2005, we had commitments of US$7.0 million to purchase land use rights for the living quarters at SMIC Beijing, US$40.0 million for facilities construction obligations for our facility in Chengdu and the Beijing, Tianjin and Shanghai fabs and US$371.0 million to purchase machinery and equipment for the testing facility in Chengdu, and the Beijing, Tianjin and Shanghai fabs. As of December 31, 2005, we had total commitments of US$42.0 million to invest in certain joint venture projects and expect to complete the cash injection of these projects in the next two years. For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”
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
     As of December 31, 2006, our outstanding long-term liabilities primarily consisted of US$890.4 million in secured bank loans, of which US$170.8 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in May 2006, with the last payment in November 2010.
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
     2001 Loan Facility (SMIC Shanghai). In December 2001, SMIC Shanghai entered into a long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan range from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below. The interest expense incurred in 2006, 2005 and 2004 was US$6.6 million, US$16.5 million and US$14.0 million, respectively, of which US$0.8 million, US$3.6 million and US$6.4 million was capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively.
     As part of the same long-term loan arrangements, SMIC Shanghai had a RMB denominated line of credit of RMB396,960,000 (approximately US$48 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIC Shanghai had fully drawn down this line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9.6 million. The interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005 and 2004 was US$1.6 million and US$2.5 million, respectively, of whichUS$0.4 million, and US$1.1 million was capitalized as additions to assets under construction in 2005 and 2004, respectively. As of December 31, 2005, this facility was fully repaid.
     These long-term loan agreements contained certain financial covenants which initially were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from January 2004 and subsequently were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below.
     2004 Loan Facility (SMIC Shanghai). In January 2004, SMIC Shanghai entered into the second phase long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2005 and 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below. The interest expense incurred in 2006, 2005 and 2004 was US$7.2 million, US$12.5, and US$3.9 million, of which US$0.9 million and US$2.7, and $USnil were capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively.
     In connection with the second phase long-term facility arrangement, SMIC Shanghai has a RMB denominated line of credit of RMB235,678,000 (approximately US$28,476,030). As of December 31, 2004, SMIC Shanghai has no borrowings on this line of credit. In 2005, SMIC Shanghai fully utilized and then repaid in full prior to December 31, 2005. The interest expenses incurred in 2005 was US$0.03 million.

     These long-term loan agreements contained certain financial covenants which were superseded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below
     2006 Loan Facility (SMIC Shanghai). In June 2006, SMIC Shanghai entered into a new USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. As of December 31, 2006, SMIC Shanghai had drawn down US$393.0 million from this facility. The remaining facility amount is available for drawdown until December 2007. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2006, SMIC Shanghai had repaid US$23.6 million according to the repayment schedule and had early repaid US$95.0 million. The interest rate on the loan ranged from 6.46% to 6.72%. The interest expense incurred ended December 31, 2006 was US$13.5 million, of which $1.6 million was capitalized as additions to assets under construction in 2006.
     The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$1,889.1 million as of December 31, 2006. The registration of the mortgage was in process as of December 31, 2006 (See Item 10 – Material Contracts).
     The long term loan agreement entered into in June 2006 contains the following covenants:
     Financial covenants for the Borrower including:
1.	Consolidated Tangible Net Worth of no less than US$1,200 million;

2.	Consolidated Total Borrowings to Consolidated Tangible Net Worth of:
(a)	no more than 60% for periods up to and including 31 December 2008; and

(b)	no more than 45% thereafter;
3.	Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x.

4.	Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.
     Financial covenants for the Guarantor including:
1.	Consolidated Tangible Net Worth of no less than US$2,300 million;

2.	Consolidated Net Borrowings to Consolidated Tangible Net Worth of:
(a)	no more than 50% for period up to and including 30 June 2009;

(b)	no more than 40% thereafter.
3.	Consolidated Net Borrowings to trailing four quarters EBITDA of:
(a)	no more than 1.50x for periods up to and including 30 June 2009; no more than 1.30x thereafter.
     SMIC Shanghai has met these covenants as of December 31, 2006.
     2005 Loan Facility (SMIC Beijing). In May 2005, SMIC Beijing entered into a five year loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the date of the agreement. As of December 31, 2006, SMIC Beijing had drawn-down US$225.0 million on this loan facility. The interest rate ranged on this loan facility from 6.26% to 7.17%. The principal amount is repayable starting in December 2007 in six semi-annual installments. The interest expense incurred in 2006 and 2005 was US$ 28.5million and US$4.0 million, of which US$450,516 and US$879,906 was capitalized as additions to assets under construction in 2005 and 2006, respectively.
     The total outstanding balance of SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,058.4 million as of December 31, 2006.

     Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:
1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafer per month); and (Total liability –borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).
     SMIC Beijing has met these covenants as of December 31, 2006.
     2005 Dutch Loan. On December 15, 2005, we entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The drawdown period of the facility ends on the earlier of (i) twenty months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. As of December 31, 2006, SMIC Tianjin had drawdown EUR15.1 million and repaid the first two installments with an aggregated amount of EUR 3.0 million. As of December 31, 2006, the remaining balance is EUR 12.1 million, with the U.S. dollar equivalent of US$15.9 million. The interest rate on the loan ranged from 3.41% to 3.95%. The interest expense incurred in 2006 was US$0.3 million of which $0.07 million was capitalized additions to assets under construction in 2006. We have entered into swap contracts to hedge currency exposure arising from this EURO denominated loan.
     The total outstanding balance of the facility is collateralized by SMIC Tianjin’s certain plant and equipment at the original cost of US$24.3 million, as of December 31, 2006.
     The long-term debt arrangements contain financial covenants as defined in the loan agreements. We met these covenants as of December 31, 2006.
     2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the Dutch Loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the Dutch Loan. We have guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2006, none of this facility was drawndown (See Item 10 – Material Contracts).
     Any of the following would constitute an event of default for SMIC Tianjin during the term of the facility:
[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)] / financial expenses < 1; and
The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
SMIC Tianjin has met these covenants as of December 31, 2006.
     Short-term Credit Agreements. As of December 31, 2006, we had fifteen short-term credit agreements that provided total credit facilities up to US$474.0 million on a revolving credit basis. As of December 31, 2006, swe had drawn down US$71.0 million under these credit agreements and US$403.0 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2006 was US$8.5 million. The interest rate on the loans ranged from 3.62% to 6.52% in 2006.

     We have accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under our 2001 employee stock option plans (the “Stock Option Plans”). At December 31, 2006, 2005, and 2004, we had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil, US$nil, and US$391,375, respectively. In 2005, we collected US$391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.
     As of December 31, 2006, we did not have any material contingent liabilities.
     Please see “Item 8—Financial Information—Dividends and Dividend Policy” on our ability to pay dividends on our ordinary shares.
     Please see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.
Research and Development, Patents and Licenses, etc.
     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$34.9 million in 2003, US$74.1 million in 2004, US$78.9 million in 2005, and US$94.2 million in 2006 on research and development expenses, which represented 9.5%, 7.6%, 6.7%, and 6.4%, respectively, of our sales in those respective years. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. These research and development costs will subsequently be classified in cost of sales upon commencement of commercial production at that particular wafer facility. We plan to continue to invest significant amounts in research and development in 2007.
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
Tabular Disclosure of Contractual Obligations
     Set forth in the table below are the aggregate amounts, as of December 31, 2006, of our future cash payment obligations under our existing debt arrangements on a consolidated basis:

	Payments due by period
Contractual obligations	Total	Less than 1 year		1 - 2 years	3 - 5 years	After 5 years
	(consolidated)
	(in US$ thousands)
Short-Term Borrowings	$71,128	$71,128	$—		$—	$—
Long-Term Debt Secured Long-Term Loans	891,941	172,370	290,447		429,124	—
Operating Lease Obligations(1)	3,460	377	163		214	2,706
Purchase Obligations(2)	611,543	611,543	—		—	—
Investment Commitments(3)	29,260	29,260	—		—	—
Other Long-Term Obligations(4)	146,500	43,000	40,000		63,500	—

Total Contractual Obligations	$1,753,832	$927,678	$330,610		$492,838	$2,706

(1)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)	Represents commitments to invest in certain joint venture projects.

(4)	Includes the settlement with TSMC for an aggregate of US$175 million payable in installments over six years.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     Members of our board of directors are elected by our shareholders. Our board of directors consists of nine directors.
     The following table sets forth the names of our directors and executive officers, including our founder, as of June 15, 2007. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Name	Age	Position
Directors
Yang Yuan Wang	72	Chairman, Independent Non-executive Director
Richard Ru Gin Chang	59	Founder, President, Chief Executive Officer and Executive Director
Ta-Lin Hsu	64	Independent Non-executive Director
Jiang Shang Zhou	60	Independent Non-executive Director
Tsuyoshi Kawanishi	78	Independent Non-executive Director
Henry Shaw	53	Independent Non-executive Director
Lip-Bu Tan	48	Independent Non-executive Director
Albert Y. C. Yu	66	Independent Non-executive Director
Fang Yao	38	Non-executive Director
Senior Management
Morning Wu	50	Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant
Marco Mora	48	Chief Operating Officer
Toshiaki Ikoma	65	Chief Technology Officer
Akio Kawabata	61	Vice President, Marketing
Anne Wai Yui Chen	44	Company Secretary, Hong Kong Representative and Compliance Officer
Chairman of the Board, Independent Non-executive Director
Yang Yuan Wang is currently the Chairman and has been a Director since 2001. Professor Wang has more than 40 years of experience related to the semiconductor industry. He is the Chairman of SMIC Shanghai, SMIC Beijing and SMIC Tianjin and is also the Chief Scientist of the Microelectronics Research Institute at Beijing University. He is a fellow of the Chinese Academy of Sciences, The Institute of Electrical and Electronics Engineers (USA), and The Institute of Electrical Engineers (UK).
Founder, President, Chief Executive Officer and Executive Director
Richard Ru Gin Chang founded the Company in April 2000 and is currently President, Chief Executive Officer and Executive Director. Dr. Chang is also a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, Semiconductor Manufacturing International (AT) Corporation, SMIC Solar Cell Corporation and Magnificent Tower Limited. Dr. Chang has over 28 years of semiconductor experience in foundry operations, wafer fabrication and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations of ten semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan. Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York. In December 2003, Dr. Chang was selected by the China Center of Information Development as one of the ten “China IT Economic People of 2003” for his role in influencing and contributing to the development of China’s information technology industry. In February 2004, Dr. Chang received The Magnolia Silver Award, which is generally recognized as the highest award an individual may receive from the Shanghai Municipal Foreign Affairs Office. The award recognizes Dr. Chang’s contributions to Shanghai’s economy, social development and interchange and cooperation with foreign companies. In April 2005, Dr. Chang received The International Scientific and Technological Cooperation Award of The People’s Republic of China. In November 2005, Dr. Chang received the Award of 2005 China IT Person of the Year and in February 2006 and March 2007, he received the 2004-2005 China Semiconductor Industry Leadership Award.
Non-Executive Director
Fang Yao was an alternate Director to Lai Xing Cai, a Director, from July 2004 until February 6, 2006, at which time Mr. Cai resigned as a Director and Mr. Yao ceased to be an alternate Director. On the same date, Mr. Yao was appointed as a

Director. Mr. Yao is an executive director of Shanghai Industrial Holdings Limited (“SIHL”). Mr. Yao also serves as a director and general manager of Shanghai Industrial Pharmaceutical Investment Co., Ltd, chairman of Guangdong Techpool Bio-Pharma Co., Ltd. and Shanghai Sunway Biotech Co., Ltd., vice chairman of Bright Dairy and Food Co., Ltd. and Shenzhen KangTai Biological Products Co., Ltd. and a director of Microport Medical (Shanghai) Co., Ltd., XiaMen Traditional Chinese Medicine Co., Ltd. and Shanghai Industrial Development Co., Ltd. He graduated from Chinese University of Hong Kong with a master’s degree in Business Administration and has over 10 years experience in money and capital markets.
Independent Non-Executive Directors
Ta-Lin Hsu has been a Director since 2001 and is a director of SMIC Beijing. Dr. Hsu is the founder and chairman of H&Q Asia Pacific. Prior to founding H&Q Asia Pacific in 1986, Dr. Hsu was a general partner at Hambrecht & Quist and held the position of senior manager in the Corporate Research Division of IBM. Dr. Hsu has served on the boards of a number of public and private companies, and he currently serves on the board of trustees of the Asia Foundation and as a member of the Council of Foreign Relations. Dr. Hsu received his PhD in Electrical Engineering from the University of California at Berkeley and his undergraduate degree in Physics from National Taiwan University. Dr. Hsu is a member of the Advisory Board of the Haas School of Business at the University of California at Berkeley.
Tsuyoshi Kawanishi has been a Director since 2001 and is also the chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi currently serves on the board of directors of Asyst Technologies, Inc., FTD Technology Pte. Ltd. and T.C.S. Japan, and acts as an advisor to Accenture Ltd., Kinetic Holdings Corporation and a number of private companies. Mr. Kawanishi is also the chairman of the Society of Semiconductor Industry Seniors in Japan and the Chairman of the SIP Consortium of Japan.
Henry Shaw has been a Director since 2001. Mr. Shaw is currently the senior partner of AsiaVest Partners TCW/YFY Ltd. Prior to joining AsiaVest Partners, Mr. Shaw was a vice president at Transpac Capital Pte. Ltd. and founded and served as chief financial officer of Mosel Vitelic Inc. Mr. Shaw serves on the board of directors of United Test and Assembly Center Ltd. Mr. Shaw received a master’s degree in Business Administration from National Cheng-Chi University in Taiwan.
Lip-Bu Tan has been a Director since 2002 and is a director of SMIC Tianjin. Mr. Tan is the founder and chairman of Walden International, a venture capital firm. Mr. Tan currently serves on the board of directors of Cadence Design Systems, Inc., Creative Technology Ltd., Flextronics International Ltd., Integrated Silicon Solution, Inc., MindTree Consulting Ltd., and SINA Corporation, as well as a number of private companies. Mr. Tan received a master’s degree in Nuclear Engineering from the Massachusetts Institute of Technology and a master’s degree in Business Administration from the University of San Francisco.
Jiang Shang Zhou has been a Director since 2006. Mr. Jiang is currently a committee member of the Shanghai Committee of Chinese People’s Political Consultative Conference, officer of and director commissioner of Shanghai State Owned Assets Planning and Investment Committee. Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Mr. Jiang received his master’s degree from Tsing Hua University in telecommunication and his doctorate degree from Federal Institute of Technology, Zurich.
Albert Y. C. Yu has been a Director since 2006. Dr. Yu is chairman of OneAngstrom LLC, and has been active in investing and mentoring high technology companies. Dr. Yu retired from Intel Corporation (“Intel”) in late 2002, after almost thirty years with Intel. He had been senior vice president, member of the corporate management committee and general manager of Intel’s business including microprocessors, chipsets and software for over sixteen years. Under his leadership, Intel’s microprocessors from 386™ to the Pentium 4 and Pentium M Processors have become the highest volume microchips that power the computers and the Internet and propelled Intel to be the largest semiconductor company in the world. He was also in charge of Intel’s corporate strategy that led to its entry into the optoelectronics business and its extensive international expansions. Dr. Yu serves on the boards of a number of high technology companies, venture capital firms and non-profit organizations. In February 2006, he received the “Distinguished Life Time Achievement Award” from CIE-USA, in recognition of his leadership of Intel’s microprocessor business. Dr. Yu has published two books: “Insider ’s View of Intel” (1995) and “Creating the Digital Future” (1998). Prior to Intel, Dr. Yu was with Fairchild R&D Lab, where he conducted research and development of solid-state devices and circuits. Dr. Yu received his bachelor ’s degree from California Institute of Technology and his master’s and doctorate degrees from Stanford University, all in electrical engineering.
Senior Management

Morning Wu joined the Company as Associate Vice President of Finance and Accounting in January 2003 and was appointed as Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant of the Company as of March 28, 2005. Ms. Wu has over 26 years of experience in the investment and finance field. Prior to joining the Company, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a licence for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. Ms. Wu obtained a bachelor’s degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from the National Taiwan University.
Marco Mora joined the Company in 2000 as Vice President of Operations and was named the Chief Operating Officer in November 2003. Mr. Mora has more than 21 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Mora held management positions with STMicroelectronics N.V., Texas Instruments Italia S.p.A, Micron Technology Italia S.p.A and WSMC. Mr. Mora received a master’s degree in Physics from the University of Milan.
Toshiaki Ikoma joined the Company as Chief Technology Officer in January 2004. Dr. Ikoma has extensive semiconductor experience in both academia and industry. Dr. Ikoma was the president of Texas Instruments Japan, Inc. for five years and, prior to that position, served as a professor of Electronics at the Institute of Industrial Science at the University of Tokyo from 1968 to 1994. Prior to joining the Company, he was a professor of Technology Management at the Graduate School of International Corporate Strategy of Hitotsubashi University, Tokyo, beginning in 2002. Dr. Ikoma received a PhD in Electronics from the University of Tokyo.
Akio Kawabata joined the Company in 2002 and is currently the Vice President of Marketing. Mr. Kawabata has over 33 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Kawabata held various management positions with Toshiba Corporation, including general manager of Toshiba’s International Division, president of Toshiba Electronics Europe GmbH and managing director of Toshiba Asia Pacific. Mr. Kawabata received a master’s degree in Electrical Engineering from Stanford University.
Company Secretary
Anne Wai Yui Chen joined the Company in 2001 and is the Company’s Hong Kong Representative, Company Secretary and Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and had served as the president from 2000 to 2002 and is currently a council member of the Hong Kong Federation of Women Lawyers. Prior to joining the Company in 2001, she had been a practicing solicitor in Hong Kong since 1987.
     No shareholder has a contractual right to designate a person to be elected to our board of directors.
     There are no family relationships among any of our directors and executive officers, including our founder.
Director and Executive Compensation
     The aggregate cash compensation that we paid to all of our executive officers as of December 31, 2006 for services rendered to us and our subsidiaries during 2006 was approximately US$720,811. Of this amount, we paid our president and chief executive officer US$192,727 in salary, discretionary bonuses, housing allowances, other allowances and benefits in kind in 2006. We currently do not provide cash compensation to directors that are not employees. Pursuant to an incentive program involving the offering for sale of housing constructed by us to all our directors, employees and certain service providers, we sold one property to each of our five highest paid employees, including our president and chief executive officer, at the same price at which other properties of the same type have been sold by us to other employees under the program. We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required..
     We granted options to purchase an aggregate of 17,400,000 ordinary shares under our 2001 Regulation S Stock Plan, under our 2001 Regulation S Preference Shares Stock Plan to certain of our directors and executive officers. No options have been granted under our 2001 Stock Plan or 2001 Preference Shares Stock Plan to our directors or executive officers. Both our 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan are described below in “—Share Ownership.” The exercise prices of the options granted to our directors and executive officers to purchase ordinary shares range from US$0.01 to US$0.25. The expiration dates of the options range from September 2011 to February 2014.
     As of December 31, 2006, we have granted options to purchase an aggregate of 34,490,000 ordinary shares under our 2004 Stock Option Plan, and awarded an aggregate of 7,456,830 restricted share units under our 2004 Equity Incentive Plan to certain of our directors and executive officers. Both our 2004 Stock Option Plan and the 2004 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers to purchase ordinary shares under the

2004 Stock Option Plan range from US$0.13 to US$0.35 per share. The expiration dates of the options range from November 10, 2009 to September 29, 2016.
     On November 10, 2004, our board of directors issued each independent non-executive and non-executive director as of such date, an option to purchase 500,000 ordinary shares at a price per ordinary share of USD$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. Lai Xing Cai, one of our retired directors, has declined this option. As of December 31, 2006, no director has exercised such options. The option granted to Mr. Yen-Pong Jou (who retired as an independent non-executive director at the annual general meeting held on May 30, 2006) lapsed and cancelled on September 27, 2006.
     On May 11, 2005, the compensation committee issued to Richard Ru Gin Chang an option to purchase 15,000,000 ordinary shares and an award of 2,000,000 restricted share units. The exercise price per ordinary share underlying the option is US$0.196. The option and the award of restricted share units will expire on May 11, 2015. As of December 31, 2006, none of these options have been exercised, and 50% of the RSUs have vested.
     On September 29, 2006, the Board granted to each director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options will be vested as to 50% on May 30, 2007 and as to 50% on May 30, 2008 and both options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2006, these options have not been exercised. Fang Yao and Jiang Shang Zhou have declined such options.
          On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 50% per year starting from May 30, 2007.
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
Board Practices
Board of Directors
     As of December 31, 2006, our board of directors consisted of nine directors. At the meeting of our board of directors held on March 29, 2006, our board of directors approved an increase of the size of the board from eight members to nine members, which increase took effect on May 30, 2006, the date of the 2006 annual general meeting of our shareholders (the “2006 AGM”). Dr. Albert Y. C. Yu was elected and served as a Class I Director at the AGM to fill the vacancy available following such increase of number of Directors. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting. Our board is divided into three classes with no more than one class eligible for re-election at any annual shareholders meeting.
     The Class I directors were elected for a term of three years beginning from May 6, 2005, which is the date of the 2005 annual general meeting of our shareholders (the “2005 AGM”). The Class II directors were elected for a term of three years beginning from the 2006 AGM. The Class III directors were elected for a term of three years beginning from May 23, 2007, which is the date of the 2007 annual general meeting of our shareholders (the “2007 AGM”).
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
Audit Committee. As of December 31, 2006, the members of the audit committee were Henry Shaw (co-chairman of audit committee), Lip-Bu Tan (co-chairman of audit committee) and Yang Yuan Wang. None of the members of the audit committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the audit committee. In addition to acting as audit committee member of the company, Mr. Lip-Bu Tan currently also serves on the audit committee of three other publicly traded companies, namely SINA Corporation, Flextronics International Ltd., and Integrated Silicon Solution, Inc. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our audit committee.
The responsibilities of the audit committee include, among other things:
•	making recommendations to the board of directors concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team, and pre-approving all non-audit services to be provided by our independent auditor;

•	approving the remuneration and terms of engagement of our independent auditor;

•	reviewing reports from our independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between us and the independent auditor;

•	pre-approving the hiring of any employee or former employee of our independent auditor who was a member of the audit team during the preceding two years;

•	reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit department and the quality and effectiveness of our internal controls;

•	reviewing our risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of our legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements.
During 2006, the audit committee reviewed:
•	the financial reports for the year ended December 31, 2005 and the six month period ended June 30, 2006;

•	the quarterly earnings releases and any updates thereto;

•	the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of our financial reports;

•	our budget for 2006;

•	the findings and recommendations of our outside consultants regarding our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	the effectiveness of our internal control structure in operations and financial reporting integrity in collaboration with the Internal Audit Department;

•	the findings of our risk management committee which assesses risks relating to the company and those of the compliance office, which monitors our compliance with the corporate governance code and insider trading policy;

•	the audit fees and other non-audit fees such as fees relating to transfer pricing, Sarbanes-Oxley Section 404 compliance testing, for our outside auditors; and

•	the audit fees and other non-audit fees such as fees relating to transfer pricing, Sarbanes-Oxley Section 404 compliance testing, for our outside auditors; and

•	our outside auditors’ engagement letters
     The audit committee reports its work, findings, and recommendations to the board of directors during each quarterly board meeting.
     The audit committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the company. The regular meeting schedule for a year is planned in the preceding year. The Company’s Secretary assists the co-chairmen of the audit committee in preparing the agenda for meetings and assists the audit committee in complying with relevant rules and regulations. The relevant papers for the audit committee meetings are dispatched to audit committee members in accordance with applicable rules and regulations governing the company. Members of the audit committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the audit committee meeting, minutes are circulated to the members of the audit committee for their comment and review prior to their approval of the minutes at the following or the subsequent audit committee meeting.
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
Compensation Committee. As of December 31, 2006, the members of our compensation committee were Ta-Lin Hsu (chairman of compensation committee), Tsuyoshi Kawanishi and Lip-Bu Tan. None of these members of the compensation committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the compensation committee.
     The responsibilities of the compensation committee include, among other things:
•	approving and overseeing the total compensation package for our executive officers/senior management (namely, the same category of the persons referred to, and are required to be disclosed, in the Company’s annual report), evaluating the performance of and determining and approving the compensation to be paid to our chief executive officer and reviewing the results of our chief executive officer’s evaluation of the performance of our other executive officers;

•	reviewing and making recommendations to our board of directors with respect to director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the board of directors regarding the long-term incentive compensation or equity plans made available to the directors, employees and consultants;

•	reviewing and making recommendations to the board of directors regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the company’s executive officers; and

•	ensuring appropriate oversight of our human resources policies and reviewing strategies established to fulfill our ethical, legal and human resources responsibilities.
     In 2005, the compensation committee reviewed and approved the total compensation package for Richard Ru Gin Chang, who is our president and chief executive officer and an executive director, there has been no changes in such compensation package in 2006. Based on the compensation committee’s review of our corporate goals for 2006 and comparable total compensation packages for presidents and chief executive officers of other publicly-listed companies in the same or a similar industry, the compensation committee awarded Richard Ru Gin Chang an emolument of US$348,968. In 2006, the compensation committee granted Dr. Chang the option to purchase five hundred thousand (500,000) ordinary shares under the 2004 Stock Option Plan. As of December 31, 2006, the option has not been exercised.
     In 2005, the compensation committee granted Dr. Chang the option to purchase fifteen million (15,000,000) ordinary shares under the 2004 Stock Option Plan and an award of two million (2,000,000) restricted share units. As of December 31, 2006, the option has not been exercised and 50% of such RSUs have vested.
     On November 10, 2004, the board of directors granted to each non-executive director and independent non-executive director, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. Lai Xing Cai, one of our retired directors, has declined such option. As of December 31, 2006, no director has exercised such options. The option granted to Mr. Yen-Pong Jou (who retired as an independent non-executive director at the annual general meeting held on May 30, 2006) lapsed and cancelled on September 27, 2006.
     On September 29, 2006, the Board granted to each director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options will be vested as to 50% on May 30, 2007 and as to 50% on May 30, 2008 and both options will expre on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2006, these options have not been exercised. Fang Yao and Jiang Shang Zhou have declined such options.

     On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 50% per year starting from May 30, 2007.
     In addition to reviewing the remuneration of the non-executive directors, the compensation committee reviewed: (i) the profit-sharing and bonus policies; (ii) the long term compensation strategy, including review of the issuance of the shares under the Option Plans; (iii) the accounting treatment and financial implications of the employees’ share options under U.S. GAAP; and (iv) the attrition rate.
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
Employees
     The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2004	2005	2006
Managers	570	679	871
Professionals(1)	3,109	3,648	3,790
Technicians	3,389	4,127	4,804
Clerical staff	572	642	583

Total(2)	7,640	9,096	10,048

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 14, 283, and 275 temporary and part-time employees in 2004, 2005 and 2006, respectively.
     The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2004	2005	2006
Shanghai	5,481	6,232	6,400
Beijing	1,026	1,534	1,827
Tianjin	1,107	1,034	1,073
Chengdu	—	261	715
United States	16	18	16
Europe	5	7	7
Japan	3	6	7
Hong Kong	2	4	3

Total	7,640	9,096	10,048

     Our employees are not covered by any collective bargaining agreements.
Share Ownership
     The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of December 31, 2006:

						Awards of Restricted Share
	Current		Options to Purchase Ordinary Shares			Units
Name of Director	Shareholding		Number of Options	Exercise Price
Richard Ru Gin Chang	77,569,550	(1)(2)	15,600,000	US$	0.132-US$0.31	1,000,000
Ta-Lin Hsu	15,300,010	3)	1,000,000	US$	0.132-US$0.22	—
Yen-Pong Jou (retired on May 30, 2006)	0		500,000	US$	0.22	—
Tsuyoshi Kawanishi	0		2,500,000	US$	0.05 –US$0.22	—
Henry Shaw	0		1,000,000	US$	0.132-US$0.22	—
Lip-Bu Tan	0		1,000,000	US$	0.132-US$0.22	—
Yang Yuan Wang	0		1,000,000	US$	0.132-US$0.22	—
Fang Yao	0		0		—	—
Jiang Shang Zhou	0		0		—	—
Albert Y. C. Yu	1,350,000		500,000	US$	0.132	500,000

Notes:

1.	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such ordinary shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such ordinary shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

2.	20,000,000 of the ordinary shares held as a corporate interest. These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole members. It is the current intent of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

3.	Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 ordinary shares.
     The share holdings set forth above excludes shares beneficially owned by entities affiliated with our directors. Each of our directors disclaims beneficial ownership of the shares beneficially owned by such affiliated entity, except to the extent of such director’s pecuniary interest therein as disclosed above.
     On July 11, 2002, the compensation committee issued Mr. Kawanishi an option to purchase 500,000 ordinary shares pursuant to the terms of the 2001 Stock Option Plan. This option will expire on July 11, 2012. On January 15, 2004, the board issued him an option to purchase 1,000,000 ordinary shares pursuant to the terms of the 2001 Stock Option Plan. This option will expire on January 15, 2014. The exercise prices of the options are US$0.05 and US$0.10, respectively.
     On November 10, 2004, the Board granted to each independent non-executive director and non-executive director as of such date, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options vested on March 19, 2005 and will expire on November 10, 2009. Lai Xing Cai, one of our retired directors, has declined this option. As of December 31, 2006, no director has exercised such options. The option granted to Mr. Yen-Pong Jou (who retired as an independent non-executive director at the 2006 AGM) lapsed and cancelled on September 27, 2006.
     On April 7, 2004, the compensation committee issued to Richard Ru Gin Chang an option to purchase 100,000 ordinary shares. The exercise price per ordinary share underlying the option was US$0.31. The option will expire on April 7, 2014. On May 11, 2005, the compensation committee issued to Richard Ru Gin Chang an option to purchase 15,000,000 ordinary shares and an award of 2,000,000 restricted share units. The exercise price per ordinary share underlying the option is US$0.196. The option and the award of restricted share units will expire on May 11, 2015. As of December 31, 2006, none of these options have been exercised and 50% of such RSUs have vested.

     On September 29, 2006, the Board granted to each director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options will be vested as to 50% on May 30, 2007 and as to 50% on May 30, 2008 and both options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2006, these options have not been exercised. Fang Yao and Jiang Shang Zhou have declined such options.
     On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units are to be automatically vested as to 50% per year starting from May 30, 2007.
     The compensation committee has issued each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan. The exercise price of the options range from US$0.01 to US$0.35. The options expire between November 10, 2009 and September 29, 2016. The restricted share units expire between July 26, 2015 and September 29, 2016. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares of the company.
2001 Stock Plan and 2001 Regulation S Stock Plan
     On March 28, 2001, our board of directors and shareholders adopted our 2001 Stock Plan and our 2001 Regulation S Stock Plan. Under these plans, our directors, employees and consultants are eligible to acquire ordinary shares pursuant to options. At the time of adoption, 250,000,000 post-split ordinary shares were reserved for issuance under the 2001 Stock Plan and 470,000,000 post-split ordinary shares were reserved for issuance under the 2001 Regulation S Stock Plan. On August 27, 2003, our shareholders approved an increase in the number of authorized shares reserved under the plans of 3,438,900 post-split ordinary shares, increasing the total number of authorized shares reserved under the plans to 723,438,900 post-split ordinary shares. On August 27, 2003, September 22, 2003 and December 4, 2003, our shareholders approved additional increases in the number of shares reserved under our 2001 Regulation S Stock Plan of up to 325,000,000, 21,499,990 and 235,089,480 post-split ordinary shares, respectively, which amounts were to be adjusted from time to time to equal 10% of the post-split ordinary shares issuable upon the conversion of all Series C convertible preference shares and Series D convertible preference shares then outstanding. As of December 31, 2006, there were 998,675,840 post-split ordinary shares authorized for issuance under the plans, 421,064,505 post-split ordinary shares subject to outstanding options under the plans and 301,372,706 post-split ordinary shares outstanding from the exercise of options granted under the plans. These plans terminate on December 4, 2013 but may be terminated earlier by our board of directors.
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
2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan
     On April 12, 2001, our board of directors and shareholders adopted our 2001 Preference Shares Stock Plan and our 2001 Regulation S Preference Shares Stock Plan. Under these plans, our directors, employees and consultants were eligible to acquire Series A convertible preference shares prior to the completion of the global offering and ordinary shares upon or following the completion of the global offering, pursuant to options. At the time of adoption, 16,000,000 Series A preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Preference Shares Stock Plan, and 20,000,360 Series A convertible preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Regulation S Preference Shares Stock Plan. On August 19, 2002, our shareholders approved an increase in the number of shares issuable under the plans of 18,000,180 Series A convertible preference shares, increasing the total number of authorized shares reserved under the plans to 54,000,540 Series A convertible preference shares. On August 27, 2003, our shareholders approved a net decrease in the number of shares issuable under the plans of 343,890 Series A convertible preference shares, decreasing the total number of authorized shares reserved under the plans to 53,656,650 Series A convertible preference shares. Upon the conversion of our preference shares into ordinary shares in connection with the global offering, options granted under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan converted into options to purchase ordinary shares. As of December 31, 2006, there were 66,735,470 ordinary shares subject to outstanding options under the plans, and there were 392,747,710 ordinary shares outstanding from the exercise of options granted under the plans. Our board of directors has elected not to grant any further options under these plans.
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
     As of December 31, 2006, options to purchase an aggregate of 637,617,000 ordinary shares in our company had been issued to employees, directors, and other service providers of our company under the 2004 Stock Option Plan. During the year ended 2006, we issued 0 ordinary shares upon the exercise of options under the 2004 Stock Option Plan.
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
     As of December 31, 2006, awards to receive an aggregate of up to 256,668,428 ordinary shares in our company pursuant to grants of restricted share units had been issued to employees and other service providers of our company under the 2004 Equity Incentive Plan. During the year ended 2006, we issued 38,041,285 ordinary shares upon the vesting of restricted share units under the 2004 Equity Incentive Plan.
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
     As of December 31, 2006, no ADSs had been issued pursuant to the 2004 Employee Stock Purchase Plan.
Item 7. Major Shareholders
Major Shareholders
     The following table sets forth information regarding the beneficial ownership as of December 31, 2006 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

Name of Shareholder	Number of Shares Owned	Percentage Owned
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	735,396,008 (long position)(1)	3.99% (long position)
	137,567,460 (long position)(2)	0.75% (long position)
	52,407,000 (long position)(3)	0.28% (long position)
	1,814,991,340 (long position)(4)	9.85% (long position)
	23,700,000 (long position)(5)	0.13% (short position)

Total:	2,764,061,808 (long position)	15% (long position)

Notes:

(1)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(2)	All such ordinary shares are held by SIIC CM Development Funds Limited which is a wholly-owned subsidiary of SIIC CM Development Limited, which is in turn wholly-owned by SIIC.

(3)	All such ordinary shares are held by SIIC Asset Management Co. Ltd. which is a wholly-owned subsidiary of SIIC Finance Co. Ltd. (“SFCL”). SFCL is wholly-owned by SF Finance (BVI) Co. Ltd. which is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Co. Ltd. (“SIF”) and SIF is a wholly-owned by Shanghai Industrial Financial Holdings Ltd. (“SIFHL”). SIFHL is a wholly-owned subsidiary of SIIC.

(4)	All such ordinary shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of Shanghai Industrial Holdings Limited (“SIHL”). SIHL is an indirect non-wholly owned subsidiary of SIIC which are holding SIHL’s shares through its wholly-owned subsidiaries namely, SIIC CM Development Limited, SIIC Capital (B.V.I.) Limited and Shanghai Investment Holdings Limited, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong),, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Director as of December 31, 2006, Fang Yao, is executive director of SIHL. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(5)	All such ordinary shares are held by SIHL Treasury Limited which is a wholly-owned subsidiary of SIHL.
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
     In November 2006, we have been informed by Credit Suisse that on November 24, 2006, their shareholding in SMIC was reduced from 5.36% to 4.29% and therefore, they were no longer interested in 5 percent or more of the nominal value of the share capital of SMIC within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of

Hong Kong). Up to and including December 31, 2006, we have not been informed by Credit Suisse of any changes to their shareholding in SMIC.
     Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. No shareholder has voting rights that are different from those of other shareholders.
     As of December 31, 2006, a total of 40,864,661 ADSs and 18,432,756,463 ordinary shares of our company were outstanding. Of these ordinary shares, 2,043,233,050 shares were registered in the name of J.P. Morgan Chase Bank, the depositary under the deposit agreement. J.P. Morgan has advised us that, as of December 31, 2006, these 40,864,661 ADSs, representing 2,043,233,050 ordinary shares, were held of record by 3 U.S. persons. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.
     We do not believe that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.
Related Party Transactions
     The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to Hong Kong listing rules and the rules and regulations promulgated pursuant to the U.S. Securities and Exchange Act of 1934, as amended, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under U.S. GAAP. This section is not applicable under U.S. GAAP since it is not related to financial data.
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
     For the year ended December 31, 2006, no payment was made to any director under the Original Indemnification Agreements or the New Indemnification Agreements.
Relationship with Cabot Microelectronics
     We currently purchase certain materials used in our business from a distributor in China, who in turn obtains certain of its materials from Cabot Microelectronics. Dr. Yu, who became a member of our Board of Directors in May 2006, also is a member of the board of directors of Cabot Microelectronics.
Registration Rights Agreement
     In connection with the global offering, we entered into an amended and restated registration rights agreement which currently remains in effect. Substantially all of our security holders as of the date of the global offering, other than our employees and certain original investors, are a party to the agreement, except that Richard Ru Gin Chang, our President and Chief Executive Officer, is also a party to the agreement.
Monetization Restrictions
     Each of Richard Ru Gin Chang and substantially all other parties to the agreement that beneficially own, directly or indirectly and whether individually or as a group with its affiliates, more than 7,500,000 of our ordinary shares immediately prior to the global offering, whom we collectively refer to as our large security holders, have agreed that their securities would continue to be subject to certain transfer restrictions for a period equal to the shorter of three years from the expiration of the 180-day lock-up period in connection with the global offering and such time when all large security holders own collectively less than 10% of our ordinary shares on a fully diluted basis. Pursuant to these transfer restrictions, Richard Chang and the large security holders may not offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the Securities Act relating to any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, subject to customary exceptions. At any time during this period, large security holders will only be permitted to transfer their securities or enter into any of the activities described in the preceding paragraph with respect to their securities if:
•	we give our prior written consent to any such transfer or activity;

•	the transfer is to affiliates or family members or for estate planning purposes, as long as the transferee agrees to become bound by the provisions in the agreement; or

•	the transfer amount is within the permitted sales/transfers rule as described below.
     We refer to these additional transfer restrictions that only apply to our large security holders as monetization restrictions. The monetization restrictions only apply to securities held by large security holders prior to the global offering or to securities issuable to large security holders upon conversion or exercise of securities that were issued to large security holders prior to the global offering. The monetization restrictions do not apply to parties to the agreement that directly or indirectly beneficially own less than or equal to 7,500,000 of our ordinary shares immediately prior to the global offering.
Permitted Sales/Transfers
     Commencing on the date of expiration of the 180-day post-global offering lock-up period and every 180 days thereafter until the termination of the amended and restated registration rights agreement by its terms, 15% of the shares of each large security holder held immediately prior to the completion of the global offering, which we refer to as released shares, will be released from the monetization restrictions described above, and may be sold in an annual, demand or incidental offering, as described below, or without our consent in the open market or in privately negotiated transactions. We refer to any such sales as permitted sales/transfers. The 15% limit for each 180-day period is cumulative, such that if any large security holder does not sell or transfer the 15% released shares from a previous 180-day period, any unsold or non-transferred released shares will roll over and may be sold or transferred at any time in the future, together with all other accumulated released shares from previous periods.
     In addition:
•	any transferee of released shares will not be subject to the provisions of the amended and restated registration rights agreement with respect to those shares;

•	no such sales or transfers will be permitted during any post-offering lock-up period, as described below; and

•	all such sales or transfers must be made in accordance with applicable securities laws.
Offerings
     It is our current plan, subject to market conditions, to raise primary capital in the next few years to further expand our business operations. We have committed to our large security holders to include a secondary component in our follow-on offerings to permit such security holders who are subject to the monetization restrictions to sell their securities under the following circumstances:
•	Annual Offerings: We will use reasonable commercial efforts to effect an offering once in each calendar year, each of which will include a secondary component for the benefit of large security holders;

•	Demand Offerings: If large security holders request, either individually or in the aggregate, to publicly sell securities having an aggregate offering size of not less than US$400 million at the time of such request, we will use reasonable commercial efforts to facilitate the public sale of such securities as promptly as practicable, provided that we will not be required to effect more than one such demand offering during any 12-month period and not more than three in the aggregate during the term of the amended and restated registration rights agreement and we will also not be required to effect any such demand offering within 90 days of any previous offering, whether annual, demand or incidental; and

•	Incidental Offerings: If at any time we plan to issue primary shares in a public offering other than pursuant to an annual offering, our large security holders may participate pro rata in the secondary component of such offering according to their selling interest, provided that we must also offer all of our other security holders who are parties to the agreement but who are not large security holders the opportunity to participate in such offering.
     Decisions with respect to any offerings, including any offerings to be made in accordance with and pursuant to the amended and restated registration rights agreement, will be made by our board of directors or a duly appointed committee thereof. The timing and size of any offering, including any secondary component to be included therein, will always be at our sole discretion upon advice from our financial advisors. Each large security holder (and other security holders, for primary offerings only) will be able to participate in an offering on a pro rata basis based on its selling interest, provided, however, that we will always have the right to cut back on a pro rata basis all proposed secondary sales by security holders if our financial advisors so advise based on market conditions, including if we plan to issue primary shares in the offering. However, we are not permitted through these cutbacks to reduce the size of the secondary component of any offering to less than 10% of the total size of the offering. Large security holders will also not be permitted to sell in any offering more than the number of released shares available for sale as of the time of such offering, as described above under “— Permitted Sales/Transfers.” In addition, we will always have the right to postpone (for up to 180 days in any 12-month period) any offering if, upon the advice of counsel or our financial advisors, it would be disadvantageous for us to proceed in light of pending corporate or other developments, potential acquisitions, or disclosure issues, provided that we will endeavor to remove the disadvantageous condition as promptly as practicable. We have also agreed that in the event of any such offerings, we will indemnify selling security holders against losses and damages suffered by them arising out of untrue or allegedly untrue statements in any prospectus or other similar document issued in relation to such offerings, unless such statements were provided to us by the selling security holders.

We will also have sole discretion, upon advice from our financial advisors and based on then-prevailing market conditions and the proposed timing and size of each offering, to determine the manner of effecting the offering, including whether it should be registered with the U.S. Securities and Exchange Commission or effected over the Hong Kong Stock Exchange, whether it should be underwritten or not, and whether it should be effected on a fully marketed basis, or by a block trade, bought deal or otherwise. However, we will not effect any unregistered or non-underwritten offering for our security holders unless the other securities to be sold in the offering are also sold in the same manner.
After the expiration of the amended and restated registration rights agreement, large security holders will be free to sell their securities, subject to any applicable securities laws, and we will not have any more obligations to facilitate offerings on behalf of these security holders.
Notice of Certain Developments
     In addition, the amended and restated registration rights agreement also provides that each large security holders or group of large security holders that owns at least 5% of our outstanding ordinary shares that receives a bona fide firm offer, proposal or other indication of interest to acquire more than 5% of our outstanding shares, or to effect a merger, acquisition, purchase of assets or other extraordinary transaction involving us, will agree to notify our board of directors of such potential transaction. Upon the completion of such transaction, the acquirer of such interest will also be subject to the remaining term of the monetization restrictions.
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
     On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
     In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.
     The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.
     On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
     On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
     In May 2007, TSMC filed a motion in the California action to preliminarily enjoin the Company from using alleged “TSMC Information” in the Company’s smaller geometry products. The Company has denied that TSMC is entitled to any such relief. Arguments on TSMC’s motion are currently scheduled for August, 2007. As of June 29, 2007, the Court has not yet stated when it will issue a ruling.
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
     The table below sets forth the high and low closing prices on the Stock Exchange of Hong Kong and the New York Stock Exchange for the ordinary shares represented by the ADSs, since the completion of the global offering and for the first six months of 2007.

	Stock Exchange of Hong Kong						New York Stock Exchange(1)
	Closing price per ordinary share						Closing price per ADS
	High Price			Low Price			High Price			Low Price
2004
March 17 – March 31	HK$	2.47	*	HK$	2.12		US$	15.50		US$	13.59
Second Quarter	HK$	2.45		HK$	1.60		US$	15.60	*	US$	10.47
Third Quarter	HK$	1.68		HK$	1.48	*	US$	10.84		US$	9.42	*
Fourth Quarter	HK$	1.94		HK$	1.59		US$	12.40		US$	10.14
2005
First Quarter	HK$	1.75	*	HK$	1.48		US$	11.14		US$	9.35
Second Quarter	HK$	1.71		HK$	1.48		US$	10.93		US$	9.52
Third Quarter	HK$	1.75	*	HK$	1.21		US$	11.33	*	US$	7.83
Fourth Quarter	HK$	1.33		HK$	1.00	*	US$	8.46		US$	6.68	*
2006
First Quarter	HK$	1.29	*	HK$	1.02		US$	8.38	*	US$	6.73
Second Quarter	HK$	1.21		HK$	1.00		US$	7.82		US$	6.36
Third Quarter	HK$	1.07		HK$	0.97		US$	6.88		US$	6.30
Fourth Quarter	HK$	1.03		HK$	0.87	*	US$	6.46		US$	5.48	*
2007
January	HK$	1.27	**	HK$	1.09		US$	8.30	**	US$	6.98
February	HK$	1.18		HK$	1.06		US$	7.55		US$	6.81
March	HK$	1.14		HK$	0.90	**	US$	7.17		US$	5.95	**
April	HK$	1.17		HK$	1.06		US$	7.63		US$	6.75
May	HK$	1.15		HK$	1.05		US$	7.41		US$	6.76
June (through June 15)	HK$	1.12		HK$	1.06		US$	7.06		US$	6.74

(1)	Each ADS represents 50 ordinary shares.

*	Indicates high and low prices for the fiscal year.

**	Indicates high and low prices for the fiscal quarter.

Item 10. Additional Information
Memorandum and Articles of Association
     The section entitled “Description of Share Capital” in our IPO registration statement is incorporated by reference into this annual report.
The section entitled “Item 10-Additional Information-Memorandum and Articles of Association” in our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 26, 2006, is incorporated by reference into this annual report.
Material Contracts
     On April 10, 2007, Cension Semiconductor Manufacturing Corporation (“Cension”) entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”) for the purchase of Elpida’s 200mm wafer processing equipment for the total price of US$320 million. As part of the Agreement, we will provide a corporate guarantee for a maximum guarantee liability of USD $163.2 million on behalf of Cension in favor of Elpida. Our guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, we would receive a guarantee fee from Cension at a rate similar to the market rate for guarantees provided to companies with credit risk profiles similar to Cension’s. We have a contract with Cension to manage Cension’s 200-millimeter fab in Chengdu since 2005.
          SMIC Shanghai and SMIC Tianjin have entered into long-term loan facilities in 2006 (See Item 5 – Liquidity and Capital Resources on page 55).
     Please also see the section entitled “Litigation” above regarding the settlement agreement into which we entered with TSMC.
Exchange Controls
     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 1.7% of our sales for the year ended December 31, 2004, approximately 5.8% of our sales for the year ended December 31, 2005 and approximately 2.3% of our sales for the year ended December 31, 2006 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.
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
     To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than six months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros, and do not qualify for hedge accounting in accordance with SFAS No. 133. As of December 31, 2006, we had outstanding foreign currency forward exchange contracts with notional amounts of US$35.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2006, the fair value of foreign currency forward exchange contracts was approximately a loss of US$2.7 million, which is recorded in accrued expenses and other current liabilities. We had US$35.7 million of foreign currency exchange contracts outstanding as of December 31, 2006, US$245.6 million of foreign currency exchange contracts outstanding as of December 31, 2005, and US$61 million of foreign currency exchange contracts outstanding as of December 31, 2004. All of these foreign currency exchange contracts matured in the following year. We have entered into swap contracts to hedge currency exposure arising from the EURO denominated loan.
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

	As of December 31, 2006
	Expected maturity date
	(in US$ thousands)
	2006	Fair Value
Forward Exchange Agreement
(Receive JPY/Pay US$) Contract Amount	35,660	(2,694)

(Receive Euro/Pay US$) Contract Amount	0	0

(Receive US$/Pay Rmb) Contract Amount	0	0

Total Contract Amount	35,660	(2,694)
Interest Rate Risk
     Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2006. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR rate, while our EUR-denominated loans have interest rates linked to the EURIBOR rates. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked. We entered into interest rate hedging contracts commencing from March 2005. As of December 31, 2006 the interest rate swap nominal and fair value amounts were US$250.0 million and negative US$5.3 million, respectively. As of December 31, 2006, the cross currency swap nominal and fair value amounts were US$15.9 million and US$0.3 million, respectively.

	As of December 31,
	2007	2008	2009	2010
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	707,610	421,150	134,690	—
Average interest rate	6.78%	6.62%	6.57%	—
Weighted average forward interest rate	6.78%	6.62%	6.57%	—
EUR denominated
Average balance	11,961	7,974	3,987	—
Average interest rate	4.33%	4.29%	4.29%	—
Weighted average forward interest rate	4.33%	4.29%	4.29%	—
Item 12. Description of Securities other than equity securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages, and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     On March 17 and 18, 2004, we received an aggregate of US$1,017 million from our initial public offering of our ADSs on the New York Stock Exchange and our ordinary shares on the Hong Kong Stock Exchange, respectively. The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333- 112720), filed by us in connection with our initial public offering. As of December 31, 2006, all of the proceeds from the global offering had been used to construct, equip, or increase capacity at our fabs.
Item 15. Controls and Procedures
     Our Chief Executive Officer and our Acting Chief Financial and Accounting Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). They have concluded that as of December 31, 2006, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.
Management’s Annual Report on Internal Control over Financial Report
     The management of Semiconductor Manufacturing International Corporation (“SMIC”) is responsible for establishing and maintaining adequate internal control over financial reporting. SMIC’s internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.
     All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.
     SMIC management assessed the effectiveness of internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on the COSO criteria.
Changes In Internal Control Over Financial Reporting
     In 2006 there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
     Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by its independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in their report (See F-2).
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
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2005 and December 31, 2006.

	2005		2006
Audit Fees	US$	812,000	US$	1,460,000
Audit-Related Fees	US$	150,000	US$	—
Tax Fees	US$	118,000	US$	33,789
All Other Fees	US$	41,131	US$	—

Total	US$	1,121,131	US$	1,493,789
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

		Average
	Total Number of	Price Paid
Period	Shares Repurchased	per Share
February	671,500	US$	0.3739
April	630,000	US$	0.1679
July	162,500	US$	0.8979
October	205,000	US$	0.3865
TOTAL	1,669,000

PART III
Item 17. Financial Statements
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements
     See pages F-1 to F-75.
Item 19. Exhibits

Exhibit 1.1	Tenth Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement *

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank. ****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Ban k of China and Shanghai Pudong Development Bank.****

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.

**	Previously filed as an exhibit to the Registrant’s Form F-1dated February 11, 2004.

***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.

****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Date: June 29, 2007	By:	/s/ Richard Ru Gin Chang
	Name:	Richard Ru Gin Chang
	Title:	President and Chief Executive Officer

Annex A
GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

Cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

CIS	CMOS Image Sensor. CIS can be used in applications such as still and video cameras and embedded cameras in mobile telephones. It is a fast growing imaging sensor technology. The fabrication of CIS is fully compatible with the mainstream CMOS process, which enables system-on-chip capability, low power consumption and low cost of fabrication.

Clean room	Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

Dielectric material	A type of non-conducting material used for isolation purposes between conductors, such as metals.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

FCRAM™	Fast Cycle Random Access Memory. A proprietary form of RAM developed by Fujitsu Limited.

Fill factor	The percentage of LCOS metal surface area used for light reflection as compared to the total surface area. The higher the fill factor, the more light will be reflected from a given surface area.

Flash memory	A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

IDM	Integrated Device Manufacturer.

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminum, doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

I/O	Inputs/Outputs.

LCOS	Liquid Crystal On Silicon. A type of micro-display technology.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Low leakage	Characteristic of a transistor that has a low amount of current leakage. Low leakage allows for power-saving. Low leakage semiconductors are primarily used in applications such as cellular telephones, calculators and automotive applications.

Mask	A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

Mask ROM	A type of non-volatile memory that is programmed during fabrication (mask-defined) and the data can be read but not erased.

Memory	A device that can store information for later retrieval.

Micro-display	A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60-inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MOS	Metal Oxide Semiconductor. A type of semiconductor device fabricated with a conducting layer and a semiconducting layer separated by an insulating layer.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmable memory used for program and data storage, usually used in applications that require only a one-time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Redistribution Layer Manufacturing	The manufacturing process of fabricating additional dielectric and copper interconnect layers to redistribute the pads to new locations on a finished wafer.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

Solder bumping	The fabrication processes of forming solder bump termination electrodes, which are elevated metal structures, or lead free bump termination electrodes.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Stepper	A machine used in the photolithography process in making wafers. With a stepper, a small portion of the wafer is aligned with the mask upon which the circuitry design is laid out and is then exposed to strong light. The machine then “steps” to the next area, repeating the process until the entire wafer has been done. Exposing only a small area of a wafer at a time allows the light to be focused more strongly, which gives better resolution of the circuitry design.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the years ended December 31, 2006, 2005, and 2004

Report of Independent Registered Public Accounting Firm
To the Stockholders of Semiconductor Manufacturing International Corporation:
We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and its subsidiaries (the “Company”) as of December 31, 2006, 2005, and 2004 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows each of the three years in the period ended December 31, 2006. We also have audited management’s assessment, included in the accompanying Report by Management on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 3(v) to the financial statements, in 2006 the Company changed its method of accounting for share-based compensation to conform to Statement of Financial Accounting Standard No. 123 (R), “Share-Based Compensation”, and recorded a cumulative effect of a change in accounting principle.
As discussed in Note 31, the consolidated financial statements as of and for the years ended December 31, 2005 and 2004 have been restated.
A company’s internal control over financial reporting is a process designed by, or under the supervision of the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorization of Management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, 2005 and 2004 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 24, 2007

Semiconductor Manufacturing International Corporation
CONSOLIDATED BALANCE SHEETS
(In US dollars, except share data)

	NOTES	December 31,
		2006	2005	2004
			(As Restated,	(As Restated,
			see Note 31)	see Note 31)
ASSETS
Current assets:
Cash and cash equivalents		$363,619,731	$585,796,887	$607,172,570
Short-term investments	6	57,950,603	13,795,859	20,364,184
Accounts receivable, net of allowances of $4,048,845 in 2006, $1,091,340 in 2005 and $1,105,165 in 2004	5	252,184,975	241,333,914	169,188,287
Inventories	7	275,178,952	191,237,636	144,017,852
Prepaid expense and other current assets		20,766,945	9,810,591	12,842,994
Receivable for sale of manufacturing equipments		70,544,560	5,490,000	—
Assets held for sale	8	9,420,729	—	1,831,972

Total current assets		1,049,666,495	1,047,464,887	955,417,859

Land use rights, net	9	38,323,333	34,767,518	39,197,774
Plant and equipment, net	10	3,244,400,822	3,285,631,131	3,311,924,599
Acquired intangible assets, net	11	71,692,498	80,667,737	77,735,299
Deferred cost, net	24	94,183,034	117,728,792	—
Equity investment	12	13,619,643	17,820,890	—
Other long-term prepayments		4,119,433	2,552,407	—
Deferred tax assets	17	25,286,900	—	—

TOTAL ASSETS		$4,541,292,158	$4,586,633,362	$4,384,275,531

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13	$309,129,199	$262,318,432	$364,333,613
Accrued expenses and other current liabilities		97,121,231	92,916,030	76,399,187
Short-term borrowings	15	71,000,000	265,481,082	91,000,000
Current portion of promissory note	14	29,242,001	29,242,001	—
Current portion of long-term debt	15	170,796,968	246,080,580	191,986,372
Income tax payable		72,417	—	152,000

Total current liabilities		677,361,816	896,038,125	723,871,172

Long-term liabilities:
Promissory note	14	77,601,657	103,254,436	—
Long-term debt	15	719,570,905	494,556,385	544,462,074
Long-term payables relating to license agreements	16	16,992,950	24,686,398	—
Other long term liabilities		3,333,333	—	—
Deferred tax liabilities	17	210,913	—	—

Total long-term liabilities		817,709,758	622,497,219	544,462,074

Total liabilities		1,495,071,574	1,518,535,344	1,268,333,246

Commitments	21

Minority interest		38,800,666	38,781,863	—

Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 authorized in 2006, 2005 and 2004, shares issued and outstanding 18,432,756,463 in 2006, 18,301,680,867 in 2005 and 18,232,179,139 in 2004, respectively	18	7,373,103	7,320,673	7,292,872
Warrants	19	32,387	32,387	32,387
Additional paid-in capital		3,288,733,078	3,291,407,448	3,289,724,885
Notes receivable from stockholders	19	—	—	(391,375)
Accumulated other comprehensive income		91,840	138,978	387,776
Deferred share-based compensation		—	(24,881,919)	(51,177,675)
Accumulated deficit		(288,810,490)	(244,701,412)	(129,926,585)

Total stockholders’ equity		3,007,419,918	3,029,316,155	3,115,942,285

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,541,292,158	$4,586,633,362	$4,384,275,531

Net current assets		$372,304,679	$151,426,762	$231,546,687

Total assets less current liabilities		$3,863,930,342	$3,690,595,237	$3,660,404,359

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share data)

	NOTES	Year ended December 31,
		2006	2005	2004
			(As Restated,	(As Restated,
			see Note 31)	see Note 31)
Sales	22	$1,465,322,867	$1,171,318,735	$974,664,696
Cost of sales	2	1,338,155,004	1,105,133,544	716,225,372

Gross profit		127,167,863	66,185,191	258,439,324

Operating expenses and income:
Research and development	2	94,170,750	78,865,306	74,113,116
General and administrative	2	47,364,533	35,700,768	54,038,382
Selling and marketing	2	18,231,048	17,713,228	10,383,794
Litigation settlement	24	—	—	16,694,741
Amortization of acquired intangible assets	2	24,393,561	20,946,051	14,368,025
Income from sale of plant and equipment and other fixed assets	10	(43,121,929)	—	—

Total operating expenses (income), net		141,037,963	153,225,353	169,598,058

(Loss) income from operations	27	(13,870,100)	(87,040,162)	88,841,266

Other income (expense):
Interest income		14,916,323	11,355,972	10,587,244
Interest expense		(50,926,084)	(38,784,323)	(13,697,894)
Foreign currency exchange (loss) gain		(21,912,234)	(3,355,279)	8,217,567
Others, net		1,821,337	4,461,925	2,441,057

Total other (expense) income, net		(56,100,658)	(26,321,705)	7,547,974

(Loss) income before income tax		(69,970,758)	(113,361,867)	96,389,240

Income tax credit (expense)	17	24,927,744	(284,867)	(186,044)

Minority interest		(18,803)	251,017	—

Loss from equity investment	12	(4,201,247)	(1,379,110)	—

Net (loss) income before cumulative effect of a change in accounting principle		(49,263,064)	(114,774,827)	96,203,196

Cumulative effect of a change in accounting principle	3	5,153,986	—	—

Net (loss) income		(44,109,078)	(114,774,827)	96,203,196

Deemed dividends on preference shares	29	—	—	18,839,426

(Loss) income attributable to holders of ordinary shares		$(44,109,078)	$(114,774,827)	$77,363,770

On the basis of net loss before accounting change per share, basic	20	$(0.00)	$(0.01)	$0.01

On the basis of net loss before accounting change per share, diluted	20	$(0.00)	$(0.01)	$0.00

Cumulative effect of an accounting change per share, basic and diluted	20	$0.00	$—	$—

(Loss) income per share, basic	20	$(0.00)	$(0.01)	$0.01

(Loss) income per share, diluted	20	$(0.00)	$(0.01)	$0.00

Shares used in calculating basic (loss) income per share	20	18,334,498,923	18,184,429,255	14,199,163,517

Shares used in calculating diluted (loss) income per share	20	18,334,498,923	18,184,429,255	17,934,393,066

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In US dollars, except share data)

	Preference shares																Subscription	Notes	Accumulated
	Series A		Series A-1		Series A-2		Series B		Series C		Series D					Additional	receivable	receivables	other			Total
	convertible shares		non-convertible shares		convertible shares		convertible shares		convertible shares		convertible shares		Ordinary			Paid-in	from	from	comprehensive	Deferred stock	Accumulated	stockholders	Comprehensive
	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Warrants	capital	stockholders	stockholders	income (loss)	compensation, net	deficit	equity	income (loss)
Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940	181,718,858	72,688	7,142,857	2,857	242,595,000	97,038	37,839,931	1,835,820,085	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	(65,974,677)

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38,286	—	—	27,663,780	308,141,738	—	—	—	—	—	335,843,804
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	365	—	—	—	5,059,891	—	—	—	—	—	5,060,256
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300	—	—	—	—	—	—	—	2,739,553	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5	—	—	—	—	—	—	—	45,085	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)	(181,718,858)	(72,688)	(103,771,428)	(41,508)	14,927,787,480	5,971,115	(65,373,769)	59,917,012	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—	3,030,303,000	1,212,121	—	1,015,647,030	—	—	—	—	—	1,016,859,151
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—	—	—	—	—	136,640	55	(97,555)	17,910	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—	23,957,830	9,583	—	5,212,597	—	—	—	—	—	5,222,180
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	20,766,689	8,307	—	1,590,804	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(13,367,500)	(5,347)	—	(851,592)	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—	—	—	—	—	—	—	—	(60,811)	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	105,420,031	—	—	—	—	105,420,031
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	37,606,157	—	—	—	(10,595,079)	—	27,011,078
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,839,426	—	—	—	—	(18,839,426)	—	—
Net income <1>	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	96,203,196	96,203,196	$96,203,196
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	256,391	—	—	256,391	256,391
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(68,442)	—	—	(68,442)	(68,442)

Balance at December 31, 2004	—	—	—	—	—	—	—	—	—	—	—	—	18,232,179,139	7,292,872	32,387	3,289,724,885	—	(391,375)	387,776	(51,177,675)	(129,926,585)	3,115,942,285	$96,391,145

Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,880)	—	—	—	—	—	(32,880)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	75,617,262	30,247	—	2,371,933	—	—	—	—	—	2,402,180
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(6,115,534)	(2,446)	—	(96,583)	—	—	—	—	—	(99,029)
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	391,375	—	—	—	391,375
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(559,907)	—	—	—	26,295,756	—	25,735,849
Net loss <1>	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(114,774,827)	(114,774,827)	$(114,774,827)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(192,246)	—	—	(192,246)	(192,246)
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(56,552)	—	—	(56,552)	(56,552)

Balance at December 31, 2005	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	18,301,680,867	$7,320,673	$32,387	$3,291,407,448	$—	$—	$138,978	$(24,881,919)	$(244,701,412)	$3,029,316,155	$(115,023,625)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	132,744,596	53,098	—	3,912,210	—	—	—	—	—	3,965,308
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(1,669,000)	(668)	—	(57,522)	—	—	—	—	—	(58,190)
Deferred stock compensation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24,881,919)	—	—	—	24,881,919	—	—
Amortization of stock compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	23,506,847	—	—	—	—	—	23,506,847
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,153,986)	—	—	—	—	—	(5,153,986)
Net loss <1>	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(44,109,078)	(44,109,078)	(44,109,078)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,885)	—	—	(16,885)	(16,885)
Realized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(30,253)	—	—	(30,253)	(30,253)

Balance at December 31, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	18,432,756,463	$7,373,103	$32,387	$3,288,733,078	$—	$—	$91,840	$—	$(288,810,490)	$3,007,419,918	$(44,156,216)

<1>	As restated. See Note 31, “Restatements” in the notes to consolidated financial statements for related discussions.
The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2006	2005	2004
		(As Restated,	(As Restated,
		see Note 31)	see Note 31)
Operating activities:
(Loss) income attributable to holders of ordinary shares	$(44,109,078)	$(114,774,827)	$77,363,770
Less: Cumulative effect of a change in accounting principle	(5,153,986)	—	—
Add: Deemed dividends on preference shares	—	—	18,839,426

Net (loss) income	(49,263,064)	(114,774,827)	96,203,196
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	18,803	(251,017)	—
Gain on disposal of plant and equipment	(43,121,929)	(3,001,881)	(733,822)
Depreciation and amortization	919,616,493	769,471,853	456,960,522
Non-cash interest expense on promissory note and long-term payable relating to license agreements	5,702,607	5,395,177	—
Amortization of acquired intangible assets	24,393,561	20,946,051	14,368,025
Share-based compensation	23,506,847	25,735,849	27,011,078
Loss from equity investment	4,201,247	1,379,110	—
Changes in operating assets and liabilities:
Accounts receivable, net	(10,851,061)	(72,145,627)	(78,649,770)
Inventories	(83,941,316)	(47,219,784)	(74,093,973)
Prepaid expense and other current assets	(8, 926,442)	(5,172,942)	2,551,664
Accounts payable	24,705,615	26,425,817	49,235,998
Accrued expenses and other current liabilities	(14,722,249)	41,469,028	25,657,519
Income tax payable	72,417	(152,000)	152,000
Other long term liabilities	3,333,333	—	—
Deferred tax assets	(25,286,900)	—	—
Deferred tax liabilities	210,913	—	—

Net cash provided by operating activities	769,648,875	648,104,807	518,662,437

Investing activities:
Purchase of plant and equipment	(882,580,833)	(872,519,397)	(1,838,773,389)
Proceeds from government grant to purchase plant and equipment	2,208,758	18,538,886	—
Proceeds from disposal of plant and equipment	4,044,702	11,750,109	1,343,003
Proceeds received from sale of assets held for sale	12,716,742	6,434,115	8,215,128
Purchase of acquired intangible assets	(9,573,524)	(11,167,883)	(7,307,996)
Purchase of short-term investments	(135,058,817)	(19,817,525)	(66,224,919)
Purchase of equity investment	—	(19,200,000)	—
Sale of investments held to maturity	—	—	3,004,297
Sale of short-term investments	90,873,820	26,329,298	72,957,324

Net cash used in investing activities	(917,369,152)	(859,652,397)	(1,826,786,552)

(Continued)

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2006	2005	2004
		(As Restated,	(As Restated,
		see Note 31)	see Note 31)
Financing activities:
Proceeds from short-term borrowings	255,003,999	394,158,994	91,000,000
Repayment of short-term borrowings	(449,485,081)	(219,677,912)	—
Repayment of note payable to stockholder for land use rights	—	—	(12,778,797)
Proceeds from long-term debt	785,344,546	253,432,612	256,487,871
Repayment of long-term debt	(635,613,638)	(249,244,093)	—
Repayment of promissory note	(30,000,000)	(30,000,000)	(15,000,000)
Payment of loan initiation fee	(3,596,938)	—	—
Proceeds from issuance of Series D convertible preference shares	—	—	30,000,000
Proceeds from issuance of ordinary shares from initial public offering	—	—	1,016,859,151
Collection of subscription receivables, net	—	—	105,420,031
Proceeds from exercise of employee stock options	3,907,118	2,303,151	681,339
Collection of notes receivables from employees	—	391,376	35,245,774
Change in deposits received from stockholders	—	—	(38,151,407)
Proceeds from minority investor (note 1)	—	39,000,025	—

Net cash (used in) provided by financing activities	(74,439,994)	190,364,153	1,469,763,962

Effect of exchange rate changes	(16,885)	(192,246)	256,389

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(222,177,156)	(21,375,683)	161,896,236
CASH AND CASH EQUIVALENTS, beginning of year	585,796,887	607,172,570	445,276,334

CASH AND CASH EQUIVALENTS, end of year	$363,619,731	$585,796,887	$607,172,570

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$164,409	$436,867	$34,044

Interest paid	$46,808,533	$47,113,456	$20,104,223

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2006	2005	2004
		(As Restated,	(As Restated,
		see Note 31)	see Note 31)
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Note payable waived by stockholder in exchange for land use rights	$—	$—	$(14,239,246)

Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	$—	$—	$278,180,024

Issuance of Series D convertible preference share warrants	$—	$—	$27,663,780

Series D convertible preference shares issued in exchange for certain software licenses	$—	$—	$5,060,256

Series B convertible preference shares issued in exchange for acquired intangible assets	$—	$—	$2,739,853

Series B convertible preference shares issued to a service provider	$—	$—	$45,090

Conversion of preference shares into ordinary shares upon initial public offering	$—	$—	$5,971,115

Ordinary shares and warrants issued to a service provider	$—	$—	$(79,590)

Ordinary shares issued in exchange for equipment	$—	$—	$5,222,180

Ordinary and preference shares issued in exchange for employee note receivable	$—	$—	$(388,924)

Inception of accounts payable for plant and equipment	$(165,828,795)	$(143,723,643)	$(272,164,643)

Issuance of promissory note for acquired intangible assets	$—	$(132,496,437)	$—

Inception of long-term payable for acquired intangible assets	$(16,992,950)	$(24,686,398)	$—

Inception of other receivable for sales of manufacturing equipment	$70,544,560	$5,490,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
1.	Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2006 include the following:

	Place and date of	Attributable equity
Name of company	incorporation/establishment	interest held	Principal activity
Garrison Consultants Limited (“Garrison”)	Samoa April 5, 2000	100%	Provision of consultancy services

Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial Shanghai Limited Company (formerly SMIC Consulting Corporation)*	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	The PRC, November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation (“AT”)	Cayman Islands July 26, 2004	56.67%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	56.67%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Solar Cell) Corporation (“Solar Cell”)	Cayman Island June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	The PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products
SMIC (Chengdu) Development Corporation*#	The PRC December 29, 2005	100%	Construction, operation, management of SMICD’s and quarter, schools, living and supermarket

Magnificent Tower Limited	British Virgin Islands, January 5, 2006	100%	Investment holding

*	Companies registered as wholly foreign-owned enterprises in the PRC.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
# For identification purposes only
1.	Organization and Principal Activities (continued)

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

2.	Reclassifications of Certain Accounts
(a)	In 2005, the Company has reclassified the amortization of share-based compensation in the same lines as cash compensation paid to the same employees in accordance with SAB 107, Share-Based Payment. The comparative figures of the prior years have been reclassified to conform to this presentation.

(b)	Commencing with the first quarter ended March 31, 2005, the Company reclassified the amortization expenses related to acquired intangible assets into a separate line item. The comparative figures of the prior years have been reclassified to conform to this presentation.
3.	Summary of Significant Accounting Policies
(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. Minority interest is recorded as a reduction of the reported income or expense unless the amount would result in a reduction of expense for which the minority partner would not be responsible.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, impairment on long-lived assets, accruals for sales adjustments, other liabilities, contingencies and share-based compensation expenses.
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

Short-term investments consisting primarily of mutual funds, corporate notes and corporate bonds are classified either as available for sale or trading securities.

Available for sale securities have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses. The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled.

Trading securities are recorded at fair value with unrealized gains and losses classified as earnings.

Debt securities with original maturities greater than one year are classified as long-term investments held to maturity.

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
and receivable for sale of manufacturing equipments. The Company places its cash and cash equivalents with reputable financial institutions.

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

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. In 2006, 2005 and 2004, inventory was written down by $16,106,471, $13,808,698 and $10,506,374, respectively, to reflect the lower of cost or market.

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
The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology, licenses and patents, are

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
carried at cost less accumulated amortization and impairment. Amortization is computed using the straight-line method over the expected useful lives of the assets of 5 to 10 years. The Company has determined that its intangible assets were not impaired at December 31, 2006. The Company had no goodwill as of December 31, 2006, 2005 and 2004.
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

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of $4,798,002, $7,617,123 and $7,531,038, net of government subsidies of $22,396,613, $3,990,606 and $nil in 2006, 2005 and 2004, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)

	For the year ended December 31
	2006	2005	2004
Total actual interest expense	$78,120,699	$50,392,052	$21,228,932
Less: Government subsidy	22,396,613	3,990,606	—
Less: Capitalized interest	4,798,002	7,617,123	7,531,038

Net interest expense	$50,926,084	$38,784,323	$13,697,894

(o)	Government subsidies

The Company receives government subsidies in the following five forms:
(1)	Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies of $13,878,353, $12,390,652 and $nil in 2006, 2005 and 2004, respectively, which were calculated based on the interest expense on the Company’s budgeted borrowings. The Company recorded government subsidies as a reduction of interest expense.

(2)	Value added tax refunds

The Company received subsidies of $82,960, $3,747,951 and $1,949,265 in 2006, 2005 and 2004, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the cost of sales.

(3)	Sales tax refunds

The Company received sales tax refunds of $97,079, $609,461 and $573,992 in 2006, 2005 and 2004, respectively, which were recorded as an offset of the general and administrative expenses.

(4)	Government awards

The Company received government awards of $11,886,551 and $3,270,242 in the form of reimbursement of certain expenses in 2006 and 2005, respectively. Accordingly these awards were recorded as reduction of expenses.

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

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
3.	Summary of Significant Accounting Policies (continued)
(o)	Government subsidies (continued)
(5)	Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

The Company received a subsidy of $2,208,758 in 2006 as reimbursement of land use right payment, which has been used to offset the cost of the land use right.

The Company received a subsidy of $18,538,886 in 2005, which was used to offset the account of plant and equipment as they were strictly related to the construction of an assembly and testing plant.
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

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

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

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of stockholders’ equity.
(s)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings, promissory note, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables and receivables for sale of equipments. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term payables relating to license agreements, long-term debt and payables approximates fair value due to variable interest rates that approximate market rates.

(v)	Share-based compensation

The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for share- based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” As a result, no expense was recognized for options to purchase the Company’s ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
Payment,” which establishes accounting for equity instruments exchanged for services.
Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation.
As a result of adopting SFAS 123(R) on January 1, 2006, the Company recognized a benefit of $5.2 million as a result of the cumulative effect of a change in accounting principle, in relating to the forfeiture rate applied on the unvested portion of the stock options. Basic and diluted net loss per share for the year ended December 31, 2006 would have been $0.0025.
The Company’s total actual share-based compensation expense for the year ended December 31, 2006, 2005 and 2004 was $23,506,847 and $25,735,849 and $27,011,078, respectively.
Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, for the periods prior to January 1, 2006, the Company’s pro forma loss would have been as follows:

	Year ended December 31,
	2005	2004
(Loss) income attributable to holders of ordinary shares	$(114,774,827)	$77,363,770
Add: Stock compensation as reported	25,735,849	27,011,078
Less: Stock compensation determined using the fair value method	(32,997,627)	(37,486,703)

Pro forma (loss) income attributable to holders of ordinary shares	$(122,036,605)	$66,888,145

(Loss) income per share:
Basic-pro forma	$(0.01)	$0.00
Diluted-pro forma	$(0.01)	$0.00

Basic-as reported	$(0.01)	$0.01
Diluted-as reported	$(0.01)	$0.00
The weighted-average grant-date fair value of options granted during the year 2006, 2005 and 2004 was $0.05, $0.05 and $0.17, respectively.
The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)

	2006	2005	2004
Average risk-free rate of return	4.72%	4.16%	2.64%
Weighted average expected term	2-4 years	1-4 years	0.5-4 years
Volatility rate	32.69%	30.39%	52.45%
Expected dividend	—	—	—
3.	Summary of Significant Accounting Policies (continued)
(w)	Derivative financial instruments

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

The Company has the following notional amount of derivative instruments:

	December 31
	2006	2005	2004
Forward foreign exchange contracts	$35,660,177	$245,622,512	$61,034,335
Interest rate swap contracts	265,947,874	340,000,000	—

	$301,608,051	$585,622,512	$61,034,335

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Reminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2006, 2005 and 2004, gains and losses on the foreign currency forward exchange contracts were recognized in the statement of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2006
Japanese Yen	4,235,537,500	$35,660,177

As of December 31, 2005
Japanese Yen	22,097,665,000	$188,659,310
European Euro	47,900,000	56,881,250
Renminbi	661,400	81,952

		$245,622,512

As of December 31, 2004
Japanese Yen	2,915,714,899	$28,111,405
European Euro	20,042,037	27,313,288
USD	46,428,200	5,609,642

		$61,034,335

3.	Summary of Significant Accounting Policies (continued)
(w)	Derivative financial instruments (continued)

In 2006 and 2005, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2006 and 2005, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006 and 2005, the Company had outstanding interest rate swap contracts with notional amounts of $250,000,000 and $340,000,000, respectively.

In addition to the abovementioned interest rate swap contracts, in 2006, the Company entered into a cross-currency interest rate swap agreement to protect against volatility of future cash flows caused by the changes in both interest rate and exchange rate associated with the outstanding long-term debts that are denominated in a currency other than US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting. In 2006, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006, the Company had outstanding cross-currency interest rate swap contracts with notional amounts of $15,947,874.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
The fair values of each derivative instrument are as follows:

	December 31
	2006	2005	2004
Forward foreign exchange contracts	$(2,694,415)	$(2,607,714)	$(283,344)
Interest rate swap contracts	(5,317,837)	(1,270,811)	—

	$(8,012,252)	$(3,878,525)	$(283,344)

As of December 31, 2006, 2005 and 2004, the fair value of these derivative instruments was recorded in accrued expenses and other current liabilities, with the change of fair value of forward foreign exchange contracts recorded as part of other income (expense), the change of fair value of interest rate swap contract and cross currency interest rate swap contracts recorded as part of interest expense.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
3.	Summary of Significant Accounting Policies (continued)
(x)	Recently issued accounting standards

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statement No. 133 and 140,” which simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments acquired, issued or subject to re-measurement (new basis) event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of SFAS No. 155 on its consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48).” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged. The Company is currently evaluating the impact, if any, of FIN 48 on its consolidated financial statements.

In September 2006, FASB issued SFAS No.157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company is currently evaluating the impact, if any, of SFAS157 on its consolidated financial statements.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements and

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
related disclosures.
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
4.	Motorola Asset Purchase and License Agreements
On September 23, 2003, the Company entered into an agreement to acquire certain assets and assume certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for $0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 857,143 Series D convertible preference shares for $0.01 per share in exchange for $30,000,000. The Company and Motorola completed the Asset Purchase on January 16, 2004.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
5.	Accounts receivable, Net of Allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aging analysis of trade debtors is as follows:

	2006	2005	2004
Current	$213,539,198	$192,303,054	$148,502,815
Overdue:
Within 30 days	31,611,729	38,017,540	15,901,323
Between 31 to 60 days	5,879,705	2,528,249	2,656,964
Over 60 days	1,154,343	8,485,071	2,127,185

	$252,184,975	$241,333,914	$169,188,287

Net of Allowance for doubtful accounts	$(4,048,845)	$(1,091,340)	$(1,105,165)

The change in the allowance for doubtful accounts is as follows:

	2006	2005	2004
Balance, beginning of year	$1,091,340	$1,105,165	$114,473
Provision for the year	2,957,505	—	990,692
Reversal in the year	—	(13,825)	—

Balance, end of year	$4,048,845	$1,091,340	$1,105,165

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
6.	Investments

Available-for-sale security

The following is a summary of short-term available-for-sale listed securities:

December 31, 2006
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
Mutual fund	$52,866,825	$0	$—	$52,866,825

	December 31, 2005
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
Commercial paper	$3,482,033	$9,450	$—	$3,491,483
Mutual fund	10,283,573	20,803	—	10,304,376

	$13,765,606	$30,253	$—	$13,795,859

	December 31, 2004
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
Corporate note	$10,000,000	$—	$—	$10,000,000
Mutual fund	10,277,379	86,805	—	10,364,184

	$20,277,379	$86,805	$—	$20,364,184

Trading security

As of December 31, 2006, the Company also held certain trading securities with costs of $5,000,000 and fair value of $5,083,778.

7.	Inventories

	2006	2005	2004
Raw materials	$89,431,781	$55,697,982	$39,336,929
Work in progress	150,506,509	115,210,052	83,953,481
Finished goods	35,240,662	20,329,602	20,727,442

	$275,178,952	$191,237,636	$144,017,852

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
8.	Assets held for sale

Assets held for sale represent residential real estate that the Company has constructed for its employees. In 2004, the Company had sold residential real estate with a carrying value of $12,089,113 to employees for $12,778,062, which resulted in a gain on disposition of $688,949. The Company has reclassified the majority of the unsold residential real estate units of $18,670,278 to land use rights, plant and equipment and recorded a cumulative adjustment for depreciation expense of $1,155,623, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. The remaining balance of assets held for sale as of December 31, 2004 was $1,831,972, representing 44 sets of the residential real estate units.

In 2005, the Company sold residential real estate units with a carrying value of $1,679,818 for $2,322,409, which resulted in a gain on disposal of $642,591. Meanwhile, the Company has reclassified the remaining unsold real estate units of $152,154 to land use rights, plant and equipment. Accordingly, the Company recorded a cumulative adjustment for depreciation expense of $7,352, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. No residential real estate was classified as assets held for sale as of December 31, 2005.

In 2006, the Company decided to offer employees additional residual real estate, and classified the $17,097,675 carrying value as assets held for sale. Meanwhile, the Company sold residential real estate units with a carrying value of $7,676,946 for $8,934,560, which resulted in a gain on disposal of $1,257,614. The remaining balances of assets held for sale as of December 31, 2006 was $9,420,729, representing 213 sets of residential real estate units.

9.	Land Use Rights, Net

	2006	2005	2004
Land use rights (50-70 years)	$42,485,856	$38,504,311	$42,412,453
Less: accumulated amortization	(4,162,523)	(3,736,793)	(3,214,679)

	$38,323,333	$34,767,518	$39,197,774

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
10.	Plant and Equipment, Net

	2006	2005	2004
Buildings	$269,721,109	$212,205,753	$203,375,644
Facility, machinery and equipment	435,112,058	382,928,570	339,852,626
Manufacturing machinery and equipment	4,539,566,491	3,810,671,778	2,838,231,084
Furniture and office equipment	61,979,029	75,696,024	51,932,370
Transportation equipment	1,666,185	1,581,493	1,324,144

	5,308,044,872	4,483,083,618	3,434,715,868
Less: accumulated depreciation and amortization	(2,314,667,455)	(1,515,923,860)	(772,416,194)
Construction in progress	251,023,405	318,471,373	649,624,925

	$3,244,400,822	$3,285,631,131	$3,311,924,599

In 2006, the Company sold plant, equipment and other fixed assets with a carrying value of $34,231,116 for $77,353,045, which resulted in a gain on disposal of $43,121,929.
The plant and equipment were sold to a government-owned foundry based in Chengdu, Sichuan province, to which SMIC is also contracted to provide management services.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
11. Acquired Intangible Assets, Net

	2006	2005	2004
		(As Restated,	(As Restated,
		see Note 31)	see Note 31)
Cost:
Technology	$20,256,328	$17,406,681	$15,674,853
Licenses	49,308,145	36,739,470	12,768,057
Patent licenses	65,297,639	65,297,639	67,122,391

	$134,862,112	$119,443,790	$95,565,301

Accumulated Amortization:
Technology	(13,712,517)	(9,065,285)	(5,232,801)
Licenses	(12,135,592)	(5,618,381)	(1,702,470)
Patent licenses	(37,321,505)	(24,092,387)	(10,894,731)

	(63,169,614)	(38,776,053)	(17,830,002)

Acquired intangible assets, net	$71,692,498	$80,667,737	$77,735,299

2006
The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $15,418,322.
2005
In addition, the Company entered into several technology, patent, and license agreements with third parties whereby the Company purchased licenses for $23,878,489.
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
All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of $24,393,561, $20,946,051 (As Restated, see note 31) and $14,368,025 in 2006, 2005 and 2004 respectively. The Company will record amortization expenses related to the acquired intangible assets of $23,291,713, $19,194,945, $8,864,510, $3,106,196, and $366,459 for 2007, 2008, 2009, 2010 and 2011 respectively.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
12.	Equity Investment

	December 31, 2006
	Carrying	% of
	Amount	Ownership
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$13,619,643	30

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing its 30% ownership. In 2006 and 2005, the Company recorded $4,201,247 and $1,379,110, respectively, as its share of the net loss of the equity investment. As of December 31, 2006, the share of net loss of the equity investment balance to be carried forward amounted to $5,580,357.

13.	Accounts Payable

An aging analysis of the accounts payable is as follows:

	2006	2005	2004
Current	$238,864,239	$209,142,167	$307,396,991
Overdue:
Within 30 days	43,364,820	22,479,945	38,803,625
Between 31 to 60 days	9,594,873	4,593,542	4,351,844
Over 60 days	17,305,267	26,102,778	13,781,153

	$309,129,199	$262,318,432	$364,333,613

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
14.	Promissory Note

In 2005, the Company reached a settlement and license agreement with TSMC as detailed in Note 11 and Note 24. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $30,000,000 and $30,000,000 in 2006 and 2005 respectively, and the outstanding promissory notes are as follows:

	December 31, 2006
Maturity	Face value	Discounted value
2007	$30,000,000	$29,242,001
2008	30,000,000	28,259,668
2009	30,000,000	27,310,335
2010	25,000,000	22,031,654

	115,000,000	106,843,658

Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$85,000,000	$77,601,657

	December 31, 2005
Maturity	Face value	Discounted value
2006	$30,000,000	$29,242,001
2007	30,000,000	28,259,668
2008	30,000,000	27,310,335
2009	30,000,000	26,392,893
2010	25,000,000	21,291,540

	145,000,000	132,496,437

Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$115,000,000	$103,254,436

The promissory note was interest free, and the present value was discounted using the weighted-average of the Company’s borrowing rate.
In 2006 and 2005, the Company recorded interest expense of $4,347,221 and $4,527,146 respectively, relating to the amortization of the discount.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
15.	Indebtedness

Short-term and long-term debts are as follows:

	2006	2005	2004
Short-term borrowings from commercial banks (a)	$71,000,000	$265,481,082	$91,000,000

Long-term debt by contracts (b):
Shanghai phase I USD syndicate loan	$—	$259,200,000	$432,000,000
Shanghai phase I RMB syndicate loan	—	—	47,966,446
Shanghai phase II USD syndicate loan	—	256,481,965	256,482,000
Shanghai new USD syndicate loan	274,420,000	—	—
Beijing USD syndicate loan	600,000,000	224,955,000	—
EUR syndicate loan	15,947,873	—	—

	$890,367,873	$740,636,965	$736,448,446

Long-term debt by repayment schedule:
2005	$—	$—	$191,986,372
2006	—	246,080,580	265,267,355
2007	170,796,968	197,173,071	169,273,861
2008	290,446,968	148,265,571	73,280,572
2009	290,446,968	111,625,243	36,640,286
2010	138,676,969	37,492,500	—

	890,367,873	740,636,965	736,448,446
Less: current maturities of long-term debt	170,796,968	246,080,580	191,986,372

Non-current maturities of long-term debt	$719,570,905	$494,556,385	$544,462,074

(a)	Short-term borrowings from commercial banks

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

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
15.	Indebtedness (continued)
(a)	Short-term borrowings from commercial bank (continued)

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

As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities up to $474 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down $71 million under these credit agreements and $403 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2006 was $8,471,823. The interest rate on the loan ranged from 3.62% to 6.52% in 2006.

(b)	Long-term debt

Shanghai Phase I USD syndicate loan:

In December 2001, the SMIS entered into a long-term debt agreement with a syndicate of financial institutions based in the P.R.C. for $432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIS had fully utilized the loan amount. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2005 in five semi-annual instalments of $86,400,000. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below. The interest expense incurred in 2006, 2005 and 2004 was $6,587,140, $16,499,858 and $14,014,698, respectively, of which $783,538, $3,631,872 and $6,396,254 was capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively.

Shanghai Phase I RMB syndicate loan:

SMIS had a RMB denominated line of credit of RMB 396,960,000 (approximately $48 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIS had fully drawn down on the line of credit. The interest rate for the loan was calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The annual interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005 and 2004 was $1,649,858 and $2,451,885, respectively, of which $362,172 and $1,134,784 was capitalized as additions to assets under construction in 2005 and 2004, respectively. As of December 31, 2006 and 2005, the borrowing was fully repaid.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
15.	Indebtedness (continued)
(b)	Long-term debt (continued)

Shanghai Phase II USD syndicate loan

In January 2004, the SMIS entered into the second phase long-term facility arrangement for $256,481,965 with the same financial institutions. As of December 31, 2005 and 2004, SMIS had fully utilized the loan. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2006 in seven semi-annual installments of $36,640,286. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest expense incurred in 2006, 2005 and 2004 was $7,185,813, $12,470,302 and $3,890,105, of which $854,749, $2,743,173 and $nil was capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below.

In connection with the second phase long-term facility arrangement, SMIS has a RMB denominated line of credit of RMB 235,678,000 ($28,476,030). As of December 31, 2004, SMIS had no borrowings on this line of credit. In 2005, SMIS fully utilized the facility and then repaid in full prior to December 31, 2005. The interest expense incurred in 2005 was $25,625.

Shanghai New USD syndicate loan

In June, 2006, SMIS entered into a new long-term facility agreement with the aggregate principal amount of $600,000,000, with a consortium of international and PRC banks. Of this principal amount, $393,000,000 was used to repay the principal amount outstanding under SMIS’s phase I and phase II bank facilities. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIS. The remaining facility balance is available for drawdown until December 2007. As of December 31, 2006, SMIS had drawn down $393,000,000 from this facility. The principle amount is repayable starting from December 2006 in ten semi-annual installments. In December 2006, SMIS had repaid the first installment of $ 23,580,000 according to the repayment schedule and had repaid an additional $95,000,000. As of December 31, 2006, the remaining balance of this borrowing is $274,420,000. In 2006, the interest rate on the loan ranged from 6.46% to 6.72%. The interest expense incurred in 2006 was $13,522,886, of which $1,624,224 was capitalized as additions to assets under construction in 2006.

The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment at the original cost of $1,899 million as of December 31, 2006. The registration of the mortgage was in process as of December 31, 2006.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
16.	Indebtedness (continued)
(b)	Long-term debt (continued)

Beijing USD syndicate loan

In May 2005, SMIB entered into a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIB’s fabs. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2006 and 2005, the outstanding balance was $600,000,000 and $224,955,000, respectively, on this loan facility. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. In 2006, the interest rate range on the loan ranged from 6.26% to 7.17%. The interest expense incurred in 2006 and 2005 was $28,525,628 and $3,991,080, of which $450,516 and $879,906 was capitalized as additions to assets under construction in 2006 and 2005 respectively.

The total outstanding balance of Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of $1,058 million as of December 31, 2006.

EUR syndicate loan

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) twenty months after the agreement sign off date or (ii) the date which the loans have been fully drawn down. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual instalments starting from May 6, 2006. In 2006, SMIT had drawn down EUR15,122,775, which was equal to $19,934,841, and repaid the first two installments with an aggregated amount of EUR 3,024,555, which was equal to $3,986,968. As of December 31, 2006, the remaining balance is EUR 12,098,220, with the US dollar equivalent of $15,947,873. In 2006, the interest rate loan ranged from 3.41% to 3.95%. The interest expense incurred in 2006 was $279,908, of which $65,072 was capitalized as additions to assets under construction in 2006.

The total outstanding balance of the facility is collateralized by certain plant and equipment at the original cost of EUR 17.8 million as of December 31, 2006.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company met these covenants as of December 31, 2006.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
16.	Long-term Payables Relating to License Agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2006 and 2005 are as follows:

	December 31, 2006
Maturity	Face value	Discounted value
2007	$13,000,000	$12,690,471
2008	10,000,000	9,322,990
2009	8,500,000	7,669,960

	31,500,000	29,683,421

Less: Current portion of long-term payables	13,000,000	12,690,471

Long-term portion of long-term payables	$18,500,000	$16,992,950

	December 31, 2005
Maturity	Face value	Discounted value
2006	$7,000,000	$6,791,990
2007	9,000,000	8,381,854
2008	10,000,000	8,941,284
2009	8,500,000	7,363,260

	34,500,000	31,478,388

Less: Current portion of long-term payables	7,000,000	6,791,990

Long-term portion of long-term payables	$27,500,000	$24,686,398

These long-term payables were interest free, and the present value was discounted using the weighted-average of the Company’s borrowing rate.
The current portion of other long-term payables is recorded as part of “accrued expenses and other current liabilities” in the balance sheet.
In 2006 and 2005, the Company recorded interest expense of $1,355,386 and $868,032 relating to the amortization of the discount.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
17.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. SMIC Shanghai is in the third year of receiving exemption from FEIT. While as of December 31, 2006, SMIC Beijing and Tianjin are still in a cumulative operating loss.

According to PRC tax regulations, the Company’s Chengdu subsidiary is entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. As of December 31, 2006, the Chengdu subsidiary is still in a cumulative operating loss.

The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America and Europe. In 2006, 2005 and 2004, the Company’s US subsidiary had recorded current income tax expense of $31,030, $223,846 and $186,044, respectively. In 2006, 2005 and 2004, the Company’s Europe subsidiary had recorded current income tax expense of $112,671, $46,981 and $nil, respectively. The Company had minimal taxable income in Japan.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes by location of the tax jurisdiction for the year ended December 31, 2006, 2005 and 2004 are as follows:

	December 31
	2006	2005	2004
Domestic
—Current	$4,542	$14,040	$—
—Deferred	(25,075,987)	—	—

Foreign
—Current	$143,701	$270,827	$186,044
—Deferred	—	—	—

	$(24,927,744)	$284,867	$186,044

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
17.	Income Taxes (continued)

Temporary differences and carry forwards that give rise to deferred tax assets and liabilities are as follows:

	2006	2005	2004
Deferred tax assets:
Allowances and reserves	$1,962,410	$1,682,244	$967,968
Start-up costs	958,105	1,844,170	2,566,628
Net operating loss carry forwards	5,201,545	5,172,687	—
Unrealized exchange loss	47,860	295,646	—
Depreciation of fixed assets	33,715,867	—	—
Subsidy on long lived assets	295,654	—	—
Accrued sales return	137,719	23,764	—

Total deferred tax assets	$42,319,160	$9,018,511	$3,534,596

Deferred tax liability:
Capitalized interest	$(210,913)	$(113,490)	$(92,032)
Unrealized exchange gain	—	—	(9,937)
Valuation allowance	(17,032,260)	(8,905,021)	(3,432,627)

Net deferred tax assets — non-current	$(25,075,987)	$—	$—

As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book bases of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a deferred tax asset of $33.7 million and assessed a valuation allowance of $8.4 million. Accordingly, an income tax benefit of $25.3 million was recorded in 2006.
In 2006, the Company also recognized a deferred tax liability of $0.2 million, which was relating to the timing differences generated from capitalized interest.
As of December 31, 2006, the Company’s Shanghai, Beijing, Tianjin and Chengdu subsidiaries have net operating losses carried forward of $334.4 million, of which $32.2 million, $129.7 million and $172.5 million will expire in 2009, 2010 and 2011.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
17.	Income Taxes (continued)

Reconciliation between the total income tax expense computed by applying the application enterprise income tax rate 15% to the income before income taxes and minority interest in the consolidated statements of operations were as follows:

	2006	2005	2004
Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses not deductible for tax purpose	3.1%	(1.4%)	0.2%
Effect of tax holiday and tax concession	25.0%	12.0%	(39.4%)
Expense (credit) to be recognized in future periods	29.3%	(5.2%)	6.6%
Changes in valuation allowances	(11.9%)	(4.9%)	3.7%
Effect of different tax rate of subsidiaries operating in other jurisdictions	(24.9%)	(15.8%)	14.1%

Effective tax rate	35.6%	(0.3%)	0.2%

18.	Capital Stock
     In 2004, the Company issued:
(1)	95,714,286 Series D convertible preference shares and a warrant to purchase 9,571,429 Series D convertible preference shares to acquire certain assets and assume certain obligations from Motorola with a fair value of $335,843,804. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering was first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $18,839,426.

(2)	914,285 Series D convertible preference shares to acquire certain software licenses with a fair value of $5,060,256 from a strategic technology partner. (see Note 11)

(3)	750,000 Series B convertible preference shares to a strategic partner with a fair value of $2,739,853. (see Note 11)

(4)	12,343 Series B convertible preference shares to a service provider which was valued at $45,090.

(5)	3,030,303,000 ordinary shares in connection with the Initial Public Offering (the “IPO”)

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
18.	Capital Stock (continued)
(6)	136,640 ordinary shares to a service provider with a fair value of $17,965.

(7)	23,957,830 ordinary shares to a supplier in exchange for certain equipment with a fair value of $5,222,180. (see Note 11)
19.	Stock Options and Warrants

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2006, options to purchase 510,225,118 ordinary shares were outstanding, and options to purchase 806,274,882 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and vest over a requisite service period of 4 years. Following the IPO, the Company no longer issues stock options under the 2001 plan. As of December 31, 2006, options to purchase 487,799,975 ordinary shares were outstanding, and options to purchase 368,139,728 ordinary shares were available for future grant.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
19.	Stock Options and Warrants (continued)

A summary of the stock option activity is as follows:

			Weighted
	Ordinary shares		Average
		Weighted	Remaining	Aggregated
	Number	average	Contractual	Intrinsic
	of options	exercise price	Term	Value
Options outstanding at December 31, 2005	1,045,963,402	$0.13
Granted	165,863,560	$0.14
Exercised	(95,328,832)	$0.04
Cancelled	(118,473,037)	$0.17

Options outstanding at December 31, 2006	998,025,093	$0.14	7.43	46,407,772

Vested or expected to vest at December 31, 2006	830,627,032	$0.13	7.27	37,243,894

Exercisable at December 31, 2006	421,826,973	$0.12	6.31	24,277,264

The total intrinsic value of option exercised in the year ended December 31, 2006, 2005 and 2004 was $5,240,221, $2,725,661 and $885,504, respectively.
Certain options were granted to non-employees that resulted in a share-based compensation expense of $584,283, $828,498 and $765,557 in 2006, 2005 and 2004, respectively.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
19.	Stock Options and Warrants (continued)

Restricted share units

In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of December 31, 2006, 140,295,146 restricted share units were outstanding and 249,481,557 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of four years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of restricted share units activities is as follows:

			Weighted
	Restricted share units		Average
		Weighted	Remaining	Aggregated
	Number of	average	Contractual	Fair
	share units	fair value	Term	Value
Outstanding at December 31, 2005	189,739,191	$0.14
Granted	16,058,864	$0.13
Exercised	(38,041,285)	$0.12
Cancelled	(27,461,624)	$0.13

Outstanding at December 31, 2006	140,295,146	$0.14	8.47	19,574,050

Vested or expected to vest at December 31, 2006	49,555,883	$0.12	8.52	5,998,033

Exercisable at December 31, 2006	272,500	$0.15	8.84	40,880

Pursuant to the 2004 EIP, the Company granted 16,058,864, 122,418,740 and 118,190,824 restricted share units in 2006, 2005 and 2004, respectively, most of which vest over a period of 4 years. The fair value of the restricted share units at the date of grant was $2,055,597, $23,348,378 and $26,001,981 in 2006, 2005 and 2004, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $5,452,148, $7,051,688 and $3,080,312 in 2006, 2005 and 2004 respectively.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
19.	Stock Options and Warrants (continued)

Unrecognized compensation cost related to non-vested share-based compensation

As of December 31, 2006, there was $32,406,172 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.14 years.

Notes receivable from employees

At December 31, 2005 and 2004, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of $nil and $391,375, respectively. In 2005, the Company fully collected $391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

In 2006, 2005 and 2004, the notes earned interest in the aggregate amount of $nil, $40,238 and $641,173, respectively.

As of December 31, 2006, 2005 and 2004 the Company had the following shares subject to repurchase:

	2006	2005	2004
Ordinary shares	16,498,871	35,964,021	203,973,224

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
20.	Reconciliation of Basic and Diluted (Loss) Income per Share

The following table sets forth the computation of basic and diluted (loss) income per share for the years indicated:

	2006	2005	2004
(Loss) income attributable to holders of ordinary shares	$(44,109,078)	$(114,774,827)	$77,363,770
Less: Cumulative effect of a change in accounting principle	(5,153,986)	—	—

(Loss) income before cumulative effect of a change in accounting principle	(49,263,064)	(114,774,827)	77,363,770
Basic and diluted:
Weighted average ordinary shares outstanding	18,361,910,033	18,264,791,383	14,441,917,246
Less: Weighted average ordinary shares outstanding subject to repurchase	(27,411,110)	(80,362,128)	(242,753,729)

Weighted average shares used in computing basic income per share	18,334,498,923	18,184,429,255	14,199,163,517

Effect of dilutive securities:
Weighted average preference shares outstanding	—	—	3,070,765,738
Weighted average ordinary shares outstanding subject to repurchase	—	—	242,753,729
Warrants	—	—	102,323,432
Stock options	—	—	264,409,484
Restricted shares units	—	—	54,977,166

Weighted average shares used in computing diluted income per share	18,334,498,923	18,184,429,255	17,934,393,066

On the basis of income per share before cumulative effect of a change in accounting principle, basic	$(0.00)	$(0.01)	$0.01

On the basis of income per share before cumulative effect of a change in accounting principle, diluted	$(0.00)	$(0.01)	$0.00

Cumulative effect of a change in accounting principle per share, basic	$0.00	$—	$—

Cumulative effect of a change in accounting principle per share, diluted	$0.00	$—	$—

Basic (loss) income per share	$(0.00)	$(0.01)	$0.01

Diluted (loss) income per share	$(0.00)	$(0.01)	$0.00

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
20.	Reconciliation of Basic and Diluted (Loss) Income per Share (continued)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2006 and 2005, the Company had 223,818,877 and 306,419,133, respectively, ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2006 and 2005, as their effect would have been antidilutive due to the net loss reported in such period.

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in 2004, as their exercise prices were above the average market values in that year.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2006	2005	2004
Warrants to purchase ordinary shares	—	—	9,584,403
Outstanding options to purchase ordinary shares	62,339,207	177,325,981	66,185,550
Outstanding unvested restricted share units to purchase ordinary shares	161,479,670	129,093,152	—

	223,818,877	306,419,133	75,769,953

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
21.	Commitments
(a)	Purchase commitments

As of December 31, 2006 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2007.

Facility construction	$75,101,000
Machinery and equipment	536,442,000

$611,543,000

(b)	Investment commitments

As of December 31, 2006, the Company had an outstanding commitment of $29,260,000 in a 56.67% owned subsidiary. The Company expects to pay this amount in 2007.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2006, 2005 and 2004, the Company incurred royalty expense of $7,724,704, $8,710,935 and $6,258,709, respectively, which is included as part of cost of sales in the statement of operations.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2006, 2005 and 2004, the Company earned royalty income of $1,384,137, $705,217 and $336,216, respectively, which was included as part of sales in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2006, 2005 and 2004 was $6,142,692, $6,952,946 and $1,740,283, respectively.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
21.	Commitments (continued)
(e)	Operating lease as lessee

The Company has various operating leases including land use rights under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2006 are as follows:

Year ending
2007	$377,612
2008	162,757
2009	90,628
2010	61,500
2011	61,500
Thereafter	2,706,006

$3,460,003

22.	Segment and Geographic Information

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

	2006	2005	2004
Total sales:
United States	$602,506,213	$478,162,160	$391,433,443
Europe	440,327,872	316,576,024	125,596,424
Asia Pacific (Excluding Japan and Taiwan)	168,607,598	175,846,284	201,881,809
Taiwan	153,057,616	138,153,755	120,652,255
Japan	100,823,568	62,580,512	135,100,765

	$1,465,322,867	$1,171,318,735	$974,664,696

Revenue is attributed to countries based on headquarter of operation.
Substantially all of the Company’s long lived assets are located in the PRC.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
23.	Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable

	Year ended December 31,			December 31,
	2006	2005	2004	2006	2005	2004
A	28%	26%	11%	29%	32%	15%
B	17%	15%	13%	14%	17%	8%
C	8%	9%	10%	8%	6%	6%
D	2%	8%	12%	—%	6%	7%
E	4%	7%	6%	7%	7%	15%
F	3%	5%	13%	3%	3%	10%
G	1%	2%	4%	1%	2%	12%
24.	Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:
1.	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

2.	TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to 0.15μm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover 0.13μm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the 0.13μm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

3.	The Company is required to deposit certain Company materials relating to 0.13μm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

4.	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
Accounting under the Settlement Agreement:
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement – settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:
•	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

•	The settlement agreement required all parties to bear their own legal costs;

•	There were no other damages associated with the Settlement Agreement;

•	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

•	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

•	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.
The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.
In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.
As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. This amount was then allocated to the pre- and post-settlement periods based on relative fair value, as further described below.
Based on this approach, $16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.
Valuation of Deferred Cost:
The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.
The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:
a)	Existing third-party license agreements with SMIC;

b)	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c)	The analysis of comparable industry royalty rates related to semiconductor fabrication.
On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.
As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.
Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.
The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
25.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20-22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% — 8% of their basic salary. The employer’s contribution of such an arrangement was approximately $5,452,660, $4,128,059 and $2,502,521 for the years ended December 31, 2006, 2005 and 2004, respectively. The retirement benefits do not apply to expatriate employees.

26.	Distribution of Profits

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

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $11,956,185, $10,432,239 and $12,655,906 in 2006, 2005 and 2004, respectively.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
27.	Components of loss (income) from operations

	2006	2005	2004
Loss (income) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,577,928	$1,121,131	$695,990
Depreciation and amortization	919,038,915	768,586,770	455,947,253
Amortization of land use rights	577,578	885,083	1,013,269
Foreign currency exchange loss (gain)	3,939,745	(5,198,253)	1,446,113
(Income) loss on disposal of plant and equipment	(43,121,929)	—	—
(Reversal of) bad debt expense	2,957,505	(13,825)	990,692
Inventory write-down	2,297,773	3,088,238	10,506,374
Staff costs inclusive of directors’ remuneration	$108,742,094	$102,163,244	$88,417,658

28.	Directors’ remuneration and five highest paid individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2006, 2005 and 2004 are as follows:

	Richard	Kawanishi	Wang	Hsu	Lip-Bu	Henry	Fang	Jou	Albert	Lai Xing	Jiang
	Chang	Tsuyoshi	Yang Yuan	Ta-Lin	Tan	Shaw	Yao	Yen-Pong	Y.C.	Cai	Shang zhou	Total
2006
Salaries and other benefits	192,727	—	—	—	—	—	—	—	—	—	—	192,727
Stock option benefits	156,241	12,951	12,951	12,951	12,951	12,951	—	—	37,742	—	—	258,736

Total emoluments	348,968	12,951	12,951	12,951	12,951	12,951	—	—	37,742	—	—	451,463

2005
Salaries and other benefits	190,724	—	—	—	—	—	—	—	—	—	—	190,724
Stock option benefits	97,664	49,026	8,608	8,608	8,608	8,608	—	8,608	—	—	—	189,730

Total emoluments	288,388	49,026	8,608	8,608	8,608	8,608	—	8,608	—	—	—	380,454

2004
Salaries and other benefits	190,343	—	—	—	—	—	—	—	—	—	—	190,343
Stock option benefits	—	221,464	—	—	—	—	—	—	—	—	—	221,464

Total emoluments	190,343	221,464	—	—	—	—	—	—	—	—	—	411,807

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
28.	Directors’ remuneration and five highest paid individuals (continued)

The emoluments of the directors were within the following bands:

	2006	2005	2004
	Number of	Number of	Number of
	directors	directors	directors
HK$nil to HK$1,000,000 ($128,620)	10	7	6
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	1
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	—	—	1
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	—	1
HK$2,500,001 ($321,550) to HK$3,000,000 ($385,860)	1	—

The Company granted 3,500,000, 15,000,000 and 5,100,000 options to purchase ordinary shares of the Company to the directors in 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, nil stock options were exercised and 500,000 stock options were cancelled.

The Company granted 500,000, nil and 2,000,000 restricted share units to purchase ordinary shares of the Company to the directors in 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, 1,000,000 restricted share units were exercised and nil restricted share units were cancelled.

In 2006, 2005 and 2004, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2005, one director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004. In 2006, two directors have declined an option to purchase 500,000 Ordinary Shares for each director which the Board granted in September 2006.

Five highest paid employees’ emoluments

Of the five individuals with the highest emoluments in the Group, one (2005: one; 2004: one) is director of the Company whose emoluments is included in the disclosure above. The emoluments of the remaining four in 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Salaries and other benefits	$518,198	$513,570	$430,144
Bonus	233,662	92,455	105,665
Stock option benefits	268,528	325,880	620,060

Total emoluments	$1,020,388	$931,905	$1,155,869

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
28.	Directors’ Remuneration and Five Highest Paid Individuals (continued)

Their emoluments were within the following bands:

	2006	2005	2004
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$nil to HK$1,000,000 ($128,620)	—	—	—
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	3
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	3	3	—
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	1	1	—
HK$4,500,001 ($578,790) to HK$5,000,000 (643,100)	—	—	1

29.	Dividend

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

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2006, 2005 and 2004.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
30.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant difference relates principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.
(i)	In respect of accounting treatment for stock option, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when good or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Under US GAAP, prior to the adoption of the SFAS 123(R), the Company can account for stock-based compensation issued to employees using one of the two following methods,
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

The Company has adopted the intrinsic value method of accounting for its stock options to employees in 2005 and 2004 and the share-based compensation recorded by the Company was $25,735,849 and $27,011,078, respectively. The fair value of the stock options is presented for disclosure purpose (see Note 3(v)).

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year began on January 1, 2005 and compensation expenses on share-based payments to employees would be calculated using fair value based method for the years prior to January 1, 2006. The additional share-

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
based compensation under fair value method was $7,261,778 and $10,475,625, respectively, for year ended December 31, 2005 and 2004.

Meanwhile, the Company would not recognize the share-based payment in relating to the unvested portion since the adoption of IFRS 2.

Effective January 1, 2006, the Company adopted the provision of SFAS 123(R), “Share-Based Payment”. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award. The measurement of share-based compensation has no longer significant difference from IFRS 2.

(ii)	Under IFRS, minority interest should be presented in equity section while under US GAAP minority interest should be presented outside of equity, between liability and equity.

Under IFRS, the portion of profit and loss attributable to the minority interest and to the parent entity is separately disclosed on the face of the income statement. While under US GAAP, amounts attributable to the minority interest are presented as a component of net income or loss.

(iii)	IFRS requires an issuer of convertible debt instrument to classify and recognize separately the instrument’s liability and equity elements. Under IAS 32, which has been effective for annual periods beginning on or after January 1, 2005, an issuer of such instrument creates a financial liability (a contractual arrangement to deliver cash or other financial assets) and has issued an equity instrument (a call option granting the holder the right to convert into preferred stock of the issuer). Under US GAAP, the entire instruments are classified as liability. The convertible debt instrument was issued in exchange for plant and equipment. Accordingly, adjustments are made to discount on the convertible promissory note, cost of plant and equipment and to stockholder’s equity. In January 2004, the Company redeemed the convertible promissory note in cash. The increment in the costs allocated to plant and equipment was fully amortized in 2004.

(iv)	Under US GAAP, beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

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

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
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

In 2004, International Accounting Standards Board issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operation”. Pursuant to IFRS 5, assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell and are not depreciated. IFRS 5 should be applied prospectively for annual periods beginning on or after January 1, 2005. The Company early adopted IFRS 5 and the accumulated difference between IFRS and US GAAP was reversed in 2004.

(vi)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the leasee by the end of the lease term, the leasee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset reclassification is not required under US GAAP.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
The adjustments necessary to restate net (loss) income attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2006	2005	2004
		(As Restated,	(As Restated,
		see Note 31)	see Note 31)
Net (loss) income attributable to holders of ordinary shares as reported under US GAAP	$(44,109,078)	$(114,774,827)	$77,363,770

IFRS adjustments:
i) Recognizing an expense for share-based payment	—	(7,261,778)	(10,475,625)
i) Reverse of cumulative effect of a change in account principal	(5,153,986)	—	—
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iv) Deemed dividend	—	—	18,839,426
v) Depreciation related to reclassification of unsold assets held for sale	—	—	674,117

Net (loss) income attributable to holders of ordinary shares under IFRS	$(49,263,064)	$(122,036,605)	$86,276,744

Net (loss) income per share under IFRS	$(0.00)	$(0.01)	$0.01

Stockholders’ equity as reported under US GAAP	$3,007,419,918	$3,029,316,155	$3,115,942,285

ii) Presentation of minority interest	38,800,666	38,781,863	—
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iii) Accumulated amortization of discount on promissory notes	—	—	124,944

Stockholders’ equity under IFRS	$3,046,220,584	$3,068,098,018	$3,115,942,285

	2006	2005	2004
		(As Restated,	(As Restated,
		see Note 31)	see Note 31)
Land use rights, net – current portion as reported under US GAAP	—	—	—
IFRS adjustment
vi) Current portion adjustment for land use right	712,521	650,581	522,114

Under IFRS	712,521	650,581	522,114

Land use rights, net
As reported	38,323,333	34,767,518	39,197,774
IFRS adjustments
vi) Current portion adjustment for land use right	(712,521)	(650,581)	(522,114)

Under IFRS	37,610,812	34,116,937	38,675,660

Plant and equipment, net as reported under US GAAP	3,244,400,822	3,285,631,131	3,311,924,599
IFRS adjustments
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iii) Incremental costs allocated to plant and equipment	—	—	124,944

Under IFRS	3,244,400,822	3,285,631,131	3,311,924,599

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
30.	Differences between US GAAP and International Financial Reporting Standards (continued)

	2006	2005	2004
		(As Restated,	(As Restated,
		see Note 31)	see Note 31)
Additional paid-in capital as reported under US GAAP	3,288,733,078	3,291,407,448	3,289,724,885
IFRS adjustments
i)Recognizing an expense for share-based payment	—	(17,620,141)	—
i)Retrospective adjustment on adoption of IFRS 2	30,388,316	23,126,538	(28,051,137)
i) Reverse of cumulative effect of a change in accounting principal	5,153,986	—	—
iv) Deemed dividend	—	—	(18,839,426)
iv) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(37,116,625)

Under IFRS	$3,268,319,329	$3,240,957,794	$3,205,717,697

Share-based compensation as reported under US GAAP	—	(24,881,919)	(51,177,675)
IFRS adjustments
i) Recognizing an expense for share-based payment	—	24,881,919	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	51,177,675

Under IFRS	$—	$—	$—

Accumulated deficit as reported under US GAAP	(288,810,490)	(244,701,412)	(129,926,585)
IFRS adjustments
i)Additional share-based compensation under IFRS 2	—	(7,261,778)	(10,475,625)
i) Carried over impact under IFRS 2	(17,737,403)	(10,475,625)	—
i) Impact on the adoption of IFRS 2	(12,650,913)	(12,650,913)	(12,650,913)
i) Reverse of cumulative effect of a change in accounting principal	(5,153,986)	—	—
iii) Accumulated amortization of discount on promissory notes	—	—	(124,944)
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	124,944
iv) Deemed dividend	—	—	18,839,426
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	37,116,625

Under IFRS	$(268,396,741)	$(219,133,677)	$(97,097,072)

Cost of sales as reported under US GAAP	1,338,155,004	1,105,133,544	716,225,372
IFRS adjustments i)Recognizing an expense for share-based payment	—	3,366,722	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	4,496,905

Under IFRS	$1,338,155,004	$1,108,500,266	$720,722,277

Operating expenses as reported under US GAAP	141,037,963	153,225,353	169,598,058
IFRS adjustments
i)Recognizing an expense for share-based payment	—	3,895,056	—
i)Retrospective adjustment on adoption of IFRS 2	—	—	5,978,720

Under IFRS	$141,037,963	$157,120,409	$175,576,778

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
30.	Differences between US GAAP and International Financial Reporting Standards (continued)

	2006	2005	2004
Other income, net as reported under US GAAP	(56,100,658)	(26,321,705)	7,547,974
IFRS adjustments
v) Depreciation related to reclassification of unsold assets held for sale	—	—	674,117

Under IFRS	$(56,100,658)	$(26,321,705)	$8,222,091

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2006, 2005 and 2004, and details of which are set out as below:

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

No significant GAAP difference was noted in 2006, 2005 and 2004.

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
30.	Differences between US GAAP and International Financial Reporting Standards – (continued)
(b)	Deferred income taxes — continued

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is ''more likely than not’’ that some portion or all of the deferred tax assets will not be realized. “More likely than not’’ is defined as a likelihood of more than 50%.

With respect to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

No significant GAAP difference was noted in 2006, 2005 and 2004.

(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segments. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets. The business segment is considered as the primary segment for the Company. Meanwhile, the Management believes the risk and return shall be similar among its different geographical segments.

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

No significant difference on reportable segment was noted.

(d)	Borrowing costs

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
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

No significant GAAP difference was noted in 2006, 2005 and 2004.

(e)	Impairment of asset

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value is use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognized as expense in the income statement.

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

The Company had no impairment loss under either US GAAP or IFRS in 2006, 2005 and 2004.

(f)	Research and development costs

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
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

No significant difference was noted in 2006, 2005 and 2004.

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

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
31.	Re-statement

As a result of review of the accounting treatment for the Settlement Agreement reached with TSMC on January 31, 2005 (See note 24), the Company determined that errors were made in the identification and classification of the components of settlement payment. The Company previously recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the patent license portfolio and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both prior and subsequent to the settlement date.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets. As a result, the Company has determined that no value should have been allocated to the covenant not to sue.

This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statements from $23.2 million to $16.7 million in 2004 and increased the deferred cost associated with the patent license portfolio from $134.8 million to $141.3 million. This correction also affected the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the covenant not to sue.

In addition, the Company corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangibles to a component of cost of sales. The effects of correcting these errors is shown below:

Consolidated Balance Sheets

	As of December 31,
	2005		2004
	As Previously		As Previously
	Reported	As restated	Reported	As restated
Acquired intangible assets, net	$195,178,898	$80,667,737
Deferred cost	—	117,728,792
Total assets	4,583,415,731	4,586,633,362
Accrued expense and other current liabilities			82,857,551	76,399,187
Total current liabilities			730,329,536	723,871,172
Total liabilities			1,274,791,610	1,268,333,246
Accumulated deficit	(247,919,043)	(244,701,412)	(136,384,949)	(129,926,585)
Total stockholders equity	3,026,098,524	3,029,316,155	3,109,483,921	3,115,942,285
Total liabilities and stockholders equity	4,583,415,731	4,586,633,362

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
Consolidated Statements of Operations

	For the year ended December 31,
	2005		2004
	As Previously		As Previously
	Reported	As restated	Reported	As restated
Sales	1,171,318,735	1,171,318,735
Cost of sales	1,081,587,786	1,105,133,544
Gross Profit	89,730,949	66,185,191

Operating expenses:
Litigation settlement			23,153,105	16,694,741
Amortization of intangible assets	41,251,077	20,946,052
Total operating expenses	173,530,378	153,225,353	176,056,422	169,598,058
Income (loss) from operations	(83,799,429)	(87,040,162)	82,382,902	88,841,266
(Loss) income before income tax	(110,121,134)	(113,361,867)	89,930,876	96,389,240
Net (loss) income before cumulative effect of a change in accounting principle	(111,534,094)	(114,774,827)	89,744,832	96,203,196
Net income (loss)	(111,534,094)	(114,774,827)	89,744,832	96,203,196
Net income (loss) loss attributable to common stockholders	(111,534,094)	(114,774,827)	70,905,406	77,363,770
Income (loss) per share, basic	$(0.01)	$(0.01)	$0.00	$0.01
Income (loss) per share, diluted	$(0.01)	$(0.01)	$0.00	$0.00

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In US dollars, except where otherwise stated)
31.	Restatement (continued)

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2005		2004
	As Previously		As Previously
	Reported	As restated	Reported	As restated
(Loss) income attributable to holders of ordinary shares	(111,534,094)	(114,774,827)	70,905,406	77,363,770
Net (loss) income	(111,534,094)	(114,774,827)	89,774,832	96,203,196
Depreciation and amortization	745,926,095	769,471,853
Amortization of intangible assets	41,251,077	20,946,052
Accrued expenses and other current liabilities			32,115,883	25,657,519
32.	Subsequent Events

On April 10, 2007, Cension Semiconductor Manufacturing Corporation (“Cension”) entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of $320 million. The Compnay has the contract to manage Cension’s 200-millimeter fab in Chengdu.

As part of the Agreement, the Company will provide a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favor of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company would receive a guarantee fee from Cension.

In conjunction with the Agreement, the Company will be entitled to the net profit (loss) associated with the production in Hiroshima during the transitional period (estimated to be no longer than 24 months) when the equipment acquired by Cension is being relocated in stages from Hiroshima to Chengdu.
* * * * * *

Exhibit Index

Exhibit 1.1	Tenth Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement *

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank. ****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Ban k of China and Shanghai Pudong Development Bank.****
Exhibit 8.1 List of Subsidiaries
Exhibit 12.1 Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 12.2 Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 13.1 Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 99.1 Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.

**	Previously filed as an exhibit to the Registrant’s Form F-1dated February 11, 2004.

***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.

****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.