Form 20-F
period 2007-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2008-06-27
CIK 1267482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
     As of December 31, 2007, there were 18,558,919,712 ordinary shares, par value US$0.0004 per share, outstanding, of which 2,818,175,550 ordinary shares were held in the form of 56,363,511 ADSs. Each ADS represents 50 ordinary shares.
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

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, Inc.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Item 17. Financial Statements	108
Item 18. Financial Statements	108
Item 19. Exhibits	108
SIGNATURES	110
EX-1.1 Eleventh Amended and Restated Articles of Association, as adopted at the Registrant's annual general meeting of shareholders on June 2,2008
EX-8.1 List of Subsidiaries
EX-12.1 Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
EX-12.2 Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
EX-13.1 Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002
EX-99.1 Consent of Deloitte Touche Tohmatsu

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, orders or judgments from pending litigation, and financial stability in end markets.
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
     All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies, “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies; “0.15 micron process technology”

includes 0.14 micron technology; and “0.13 micron process technology” includes 0.11 micron and 0.10 micron technologies.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisors
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     Selected Consolidated Financial Data
     The summary consolidated financial data presented below as of and for the years ended December 31, 2005, 2006 and 2007 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2003 and 2004 is derived from our audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except for per share, per ADS data,
	percentages, and operating data)
Statement of Operations Data:
Sales	$365,824	$974,664	$1,171,319	$1,465,323	$1,549,765
Cost of sales(1)	359,779	716,225	1,105,134	1,338,155	1,397,038
Gross profit	6,045	258,439	66,185	127,168	152,727
Operating expenses:
Research and development	34,913	74,113	78,865	94,171	97,034
General and administrative	29,705	54,038	35,701	47,365	74,490
Selling and marketing	10,711	10,384	17,713	18,231	18,716
Litigation settlement	—	16,695	—	—	—
Amortization of acquired intangible assets	3,462	14,368	20,946	24,393	27,071
Income from sale of plant and equipment and other fixed assets	—	—	—	(43,122)	(28,651)
Total operating expenses	78,791	169,598	153,225	141,038	188,659
Income (loss) from operations	(72,746)	88,841	(87,040)	(13,870)	(35,932)
Other income (expenses):
Interest income	5,616	10,587	11,356	14,916	12,349
Interest expense	(1,425)	(13,698)	(38,784)	(50,926)	(37,936)
Foreign currency exchange gain (loss)	1,523	8,218	(3,355)	(21,912)	11,250
Other, net	888	2,441	4,462	1,821	2,238
Total other income (expense), net	6,602	7,548	(26,322)	(56,101)	(12,100)
Income (loss) before income tax	(66,144)	96,389	(113,362)	(69,971)	(48,032)
Income tax benefit (expense)	—	(186)	(285)	24,928	29,720
Minority interest	—	—	251	(19)	2,856
Loss from equity investment	—	—	(1,379)	(4,201)	(4,013)
Net (loss) income before cumulative effect of a change in accounting principle	(66,144)	96,203	(114,775)	(49,263)	(19,468)

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except for per share, per ADS data,
	percentages, and operating data)
Cumulative effect of a change in accounting principle	—	—	—	5,154	—
Net (loss) income	(66,144)	96,203	(114,775)	(44,109)	(19,468)
Deemed dividend on preference shares(2)	37,117	18,840	—	—	—
Income (loss) attributable to holders of ordinary shares	$(103,261)	$77,363	$(114,775)	$(44,109)	$(19,468)
Income (loss) per ordinary share, basic	$(1.14)	$0.01	$(0.00)	$(0.00)	$(0.00)
Income (loss) per ordinary share, diluted	$(1.14)	$0.00	$(0.00)	$(0.00)	$(0.00)
Ordinary shares used in calculating basic income (loss) per ordinary share(3)(4)	90,983,200	14,199,163,517	18,184,429,255	18,334,498,923	18,501,940,489
Ordinary shares used in calculating diluted income (loss) per ordinary share(3)(4)	90,983,200	17,934,393,066	18,184,429,255	18,334,498,923	18,501,940,489
Income (loss) per ADS, basic(5)	—	$0.27	$(0.32)	$(0.12)	$(0.05)
Income (loss) per ADS, diluted(5)	—	$0.22	$(0.32)	$(0.12)	$(0.05)
ADS used in calculating basic income (loss) per ADS(5)	—	283,983,270	363,688,585	366,689,978	370,038,810
ADS used in calculating diluted income (loss) per ADS(5)	—	358,687,861	363,688,585	366,689,978	370,038,810

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except for per share, per ADS data,
	percentages, and operating data)
Other Financial Data:
Gross margin	1.7%	26.5%	5.7%	8.7%	9.9%
Operating margin	-19.9%	9.1%	-7.4%	-0.9%	-2.3%
Net margin	-18.1%	9.9%	-9.8%	-3.0%	-1.3%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	476,451	943,463	1,347,302	1,614,888	1,849,957
ASP(6)	768	1,033	869	907	838

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

(4)	All share information have been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).

(5)	Fifty ordinary shares equals one ADS.

(6)	Total sales/total wafers shipped.

	As of December 31,
	2003	2004	2005	2006	2007
			(in US$ thousands)

Balance Sheet Data:
Cash and cash equivalents	$445,276	$607,173	$585,797	$363,620	$469,284
Short-term investments	27,165	20,364	13,796	57,951	7,638
Accounts receivable, net of allowances	90,539	169,188	241,334	252,185	298,388
Inventories	69,924	144,018	191,238	275,179	248,310
Total current assets	680,882	955,418	1,047,465	1,049,666	1,075,302
Land use rights, net	41,935	39,198	34,768	38,323	57,552
Plant and equipment, net	1,523,564	3,311,925	3,285,631	3,244,401	3,202,958
Total assets	2,290,506	4,384,276	4,586,633	4,541,292	4,708,444
Total current liabilities	325,430	723,871	896,038	677,362	930,190
Total long-term liabilities	479,961	544,462	622,497	817,710	730,790
Total liabilities	805,391	1,268,333	1,518,535	1,495,072	1,660,980
Minority interest	—	—	38,782	38,800	34,944
Stockholders’ equity	$1,485,115	$3,115,942	$3,029,316	$3,007,420	$3,012,519

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except percentages and operating data)

Cash Flow Data:
Net income (loss)	$(66,145)	$96,203	$(114,775)	$(49,263)	$(19,468)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	233,905	456,961	769,472	919,616	706,277

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except percentages and operating data)
Net cash provided by (used in) operating activities	114,270	518,662	648,105	769,649	672,465
Purchases of plant and equipment	(453,097)	(1,838,773)	(872,519)	(882,580)	(717,171)
Net cash used in investing activities	(454,498)	(1,826,787)	(859,652)	(917,369)	(643,344)
Net cash provided by financing activities	693,497	1,469,764	190,364	(74,440)	76,637
Net increase (decrease) in cash and cash equivalents	$353,412	$161,896	$(21,376)	$(222,177)	$105,664
Other Financial Data:
Gross margin	1.7%	26.5%	5.7%	8.7%	9.9%
Operating margin	-19.9%	9.1%	-7.4%	-0.9%	-2.3%
Net margin	-18.1%	9.9%	-9.8%	-3.0%	-1.3%
Operating Data:
Wafers shipped (in units):
Total(1)	476,451	943,463	1,347,302	1,614,888	1,849,957

(1)	Including logic, DRAM, copper interconnects and all other wafers.
Risk Factors
Risks Related to Our Financial Condition and Business
We may not be able to achieve or maintain a level of profitability, primarily due to our high fixed costs and correspondingly high levels of depreciation expenses.
     In 2006 and 2007, our losses from operations totaled $13.9 million and $35.9 million, respectively. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur high capital expenditures and depreciation expenses as we equip and ramp up additional fabs, expand our capacity at our existing fabs and construct new fabs. Accordingly, we may not be able to achieve or maintain profitability.
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
Our rapid growth has presented significant challenges to our management and administrative systems and resources, and as a result, we may experience difficulties managing our growth, which may adversely affect our business and operating results.
     Since our inception in 2000, we have grown rapidly. Our wafer shipment and sales grew from zero in 2000 to 1,849,957 wafers and US$1.5 billion in 2007. During this period, we commenced commercial production at two 8-inch fabs (which includes our Shanghai megafab and Tianjin fab) and one 12-inch fab, and the range of process technologies we offered grew significantly. We are also in the process of ramping up one additional 12-inch fab at our Shanghai site and have already undertaken management contracts to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. In addition, we are preparing to construct one additional 8-inch and one additional 12-inch fab in Shenzhen. At December 31, 2000, we had 122 employees; and at December 31, 2007, we had 10,105 employees. We plan to hire a significant number of additional employees as our fabs in Tianjin, Beijing, and Shanghai increase in production capacity. This expansion, as well as our participation in a joint venture with Toppan Printing Co., Ltd. and an assembly and testing facility in Chengdu, and the management of wafer manufacturing facilities in Chengdu and Wuhan, China, have presented, and continue to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth and our business and operating results could be adversely affected.
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
     We have been dependent on a small number of customers for a substantial portion of our business. For the year ended December 31, 2007, our five largest customers accounted for 60.0% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach or exceed our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.
Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.
     In 2007, our capital expenditures totaled approximately US$860 million and we currently expect our capital expenditures in 2008 to total approximately US$700 million. These capital expenditures will be used primarily to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

     Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2008. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:
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
     While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2007, we had been granted two hundred and nine patents worldwide, of which, forty-eight are in Taiwan, thirty five are in the U.S., and one hundred and twenty six are in China, whereas we believe our competitors and other industry participants have been issued numerous patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.
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
If we breach the terms and conditions of the settlement agreement regarding the patent and trade secret litigation with TSMC, we may be required to accelerate the payment of the then outstanding amounts due under the settlement agreement. If we are unable to successfully defend ourselves within the current ongoing litigation with TSMC, we may be required to pay damages, obtain a license from TSMC, or discontinue sales of certain of our products.
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
     TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.
     In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal. That decision is now final and unappealable.
     In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On May 29, 2008, the Supreme Court denied TSMC’s appeal and confirmed the jurisdiction of the Beijing High Court.
     On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and attempted to file additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. Upon the Company’s motion, the California Court struck TSMC’s new claims as procedurally improper, but granted TSMC leave to replead its claims.
     On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.
     On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement.
     In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company will oppose the motion. A hearing has been set on the motion for July 25, 2008.
     On June 23, 2008, the Company filed with California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful stealing of trade secrets from SMIC to improve its competitive position against SMIC.
     On June 25, 2008, the Court issued an order denying TSMC’s application for a right to attach order.
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

     We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal controls over financial reporting. Our management has concluded that our internal controls over our financial reporting as of December 31, 2007 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our securities. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
     The results of the joint ventures may be reflected in our operating results to the extent of our ownership interest, and losses of the joint ventures could adversely impact our operating results. For example, as a result of our ownership of Toppan SMIC Electronics (Shanghai) Co., Ltd., we recorded a loss of US$4.0 million in 2007. Integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time. The joint ventures are likely to continue to face numerous challenges in commencing their operations and operating successfully. The business of the joint ventures will be subject to operational risks that would normally arise for these types of businesses pertaining to manufacturing, sales, service, marketing, and corporate functions. Competition in the CMOS image sensor market and semiconductor assembly and testing industry will involve challenges from well-established companies with substantial resources and significant market share.
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
     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 71.8% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.
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
Our operations may be delayed or interrupted due to natural disasters which could adversely affect our business and operating results.
     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes in addition to requiring extensive amounts of fresh water and a stable source of electricity. The occurrence of natural disasters such as earthquakes may disrupt this required access to goods and services provided by our suppliers as well as access to fresh water and electricity. As a result, our production could be limited or delayed, which could adversely affect our business and operating results.
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
     The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (“PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 7.3046 on December 28, 2007 versus 7.8087 on December 29, 2006 by PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2007 was approximately 6.46%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse affect on our business and operating results.
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
     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2007, approximately 0.89% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.
China’s entry into the World Trade Organization has resulted in lower Chinese tariff levels, which benefit our competitors from outside China and could adversely affect our business and operating results.
     As a result of joining the World Trade Organization, or WTO, China has reduced its average rate of import tariffs to 11.5% in 2003 and will reduce it further by 2010. The import tariff for some information technology-related products has been reduced to zero. As a consequence, we expect stronger competition in China from our foreign competitors, particularly in terms of product pricing, which could adversely affect our business and operating results.
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
     Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Moreover, a number of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or China, respectively, against us or such persons predicated upon the securities laws of the United States or any state thereof. See “Item 4—Information on the Company—Business Overview—Enforceability of Civil Liabilities

Item 4. Information on the Company
History and Development of the Company
     We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, telephone number: (86) 21-5080-2000. Our registered agent is Maples Corporate Services Limited, located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since our global offering, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.”
     We were founded by Dr. Richard Ru Gin Chang, our Chief Executive Officer and President, who has more than 29 years of experience in the semiconductor industry. In August 2000, we started construction of the first fab in our Shanghai mega-fab. The first fab in the Shanghai mega-fab commenced pilot production in September 2001. That fab and the portion of our second fab in our Shanghai mega-fab which provides aluminum interconnects, commenced commercial production in January 2002. The portion of this second fab which provides copper interconnects and a third fab in our Shanghai mega-fab commenced commercial production in January 2003. All the fabs comprising the Shanghai mega-fab are located in the Zhangjiang High-Tech Park. In January 2004, we completed the acquisition of an 8-inch wafer fab located in the Xiqing Economic Development Area in Tianjin, China, and commenced mass production in May 2004. We commenced construction of our Beijing mega-fab in the Beijing Economic and Technological Development Area in December 2002. The Beijing mega-fab consists of three twelve-inch fabs and commenced commercial production in March 2005. The Beijing mega-fab is China’s first 12-inch fab. In January 2008, the Company announced its plan to start a new IC production project in Shenzhen with extensive support from the Shenzhen municipal government. The project is expected to break ground in the first half of 2008.
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
     The foundry industry requires a significant amount of capital expenditures in order to construct, equip, and ramp up fabs. We incurred capital expenditures of US$903 million, US$912 million, and US$860 million in 2005, 2006 and 2007, respectively, for these purposes. We anticipate that in 2008, we will incur approximately US$700 million of capital expenditures, principally to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin and new fab in Shenzhen. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
     Our fabs had an aggregate capacity, as of December 31, 2007, of 185,250 8-inch wafer equivalents per month for wafer fabrication. We anticipate that as of the end of 2008, we will have an aggregate capacity of 193,000 8-inch wafer equivalents per month.
     For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”
Business Overview
     We are one of the leading semiconductor foundries in the world. We operate three 8-inch wafer fabrication facilities in our Shanghai mega-fab located in the Zhangjiang High-Tech Park in Shanghai, China, an 8-inch wafer fab in Tianjin, China and a 12-inch wafer fab in our Beijing mega-fab located in the Beijing Economic and Technological Development Area in Beijing, China. These fabs had an aggregate capacity as of December 31, 2007 of 185,250 8-inch wafer equivalents per month for wafer fabrication which positions us as the leading foundry in China. In addition, we have constructed two additional 12-inch fabs for our Beijing mega-fab and have constructed an additional 12-inch fab for our Shanghai mega-fab. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. We also operate a fab at our Shanghai site which produces solar cells and modules. Due to the unique nature of solar cells and modules, this fab is not considered a part of our Shanghai mega-fab.
     We currently provide semiconductor fabrication services using 0.35 micron to 90 nanometer process technology for the following devices:
•	logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

•	memory technologies, including DRAM, SRAM, Flash, and EEPROM; and

•	specialty technologies, including LCoS, and CIS.
     During the first quarter of 2008, the Company took the decision to exit the commodity DRAM business.
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

     Process technologies are the set of specifications and parameters implemented for manufacturing the circuitry on integrated circuits. The transistor circuitry on an integrated circuit typically follows lines that are less than one micron wide (1/1,000,000 of a meter). The line-widths of the circuitry, or the minimum physical dimensions of the transistor gate of integrated circuits in production, is used as a general rule for classifying generations of process technology of integrated circuits. Progress in the advancement of the integrated circuit has been driven by the scaling, or downsizing, of its components, primarily the transistors. By systematically shrinking the size of the transistors, the number of allowable transistors per die increases, and thus the number of dies on a given wafer, has also increased. Our current process technology ranges from 0.35 micron to 90 nanometer.
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
     The table below sets forth a summary of our current fabs and fabs under construction:

	Shanghai Mega-Fab	Beijing Mega-Fab	Tianjin
Number and Type of fab	8-inch fabs: three in production 12-inch fab: being equipped	12-inch fabs: two in production, one additional fab being equipped	8-inch fab: one in production

Pilot production commencement	September 2001	July 2004	February 2004

	Shanghai Mega-Fab	Beijing Mega-Fab	Tianjin
Commercial production commencement	January 2002	March 2005	May 2004

Wafer size	8-inch 12-inch (being equipped)	12-inch	8-inch

Production clean room size	34,610 m2	23,876 m2	8,463 m2
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
Management of Fabs
     We also have undertaken agreements relating to wafer manufacturing facilities in Chengdu and Wuhan, China. Under these agreements, we have not owned any equity interest but will manage the operations of the facilities.
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
We are one of the leading foundries in the world in terms of the process technologies that we are capable of using in the manufacturing of semiconductors: 53.1% of our wafer sales in 2007 were from products that utilized advanced technology of 0.13 micron and below.
     The following table sets forth the actual and projected range of process technology capabilities of our fabs:

Month and
year of
commencement
	of commercial	Process technology
	production of	(in microns)
Fab	initial fab	2005	2006	2007	2008
Wafer fabrication:
Shanghai Mega-fab (8”)	January	0.35/0.25/	0.35/0.25/	0.35/0.25/	0.35/0.25/
	2002	0.18/0.15/	0.18/0.15/	0.18/0.15/	0.18/0.15/
		0.13/0.11/0.09	0.13/0.11/0.09	0.13/0.11/0.09	0.13/0.11/0.09

Shanghai fab (12”)	—	—	—	—	0.09/0.065

Beijing Mega-fab (12”)	March 2005	0.15/0.13/0.11/	0.15/0.13/0.11/	0.13/0.11/	0.18/0.13/0.09
		0.10/0.09	0.10/0.09	0.10/0.09

Month and
year of
commencement
	of commercial	Process technology
	production of	(in microns)
Fab	initial fab	2005	2006	2007	2008
Tianjin fab (8”)	May	0.35/0.18	0.35/0.25/	0.35/0.25/	0.35/0.25/
	2004		0.18/0.15	0.18/0.15	0.18/0.15
     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2005, 2006, and 2007 and each of the quarters in the year ended December 31, 2007:

	For the						For the
	year ended December 31,		For the three months ended				year ended
Process			March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2005	2006	2007	2007	2007	2007	2007
				(based on sales in US$)
0.13 micron and below	40.6%	49.6%	52.5%	55.0%	55.3%	49.7%	53.1%
0.15 micron	5.4%	5.7%	2.9%	1.2%	2.0%	5.5%	2.9%
0.18 micron	42.3%	35.7%	34.1%	30.8%	28.8%	28.3%	30.5%
0.25 micron	3.7%	2.0%	0.7%	0.7%	1.0%	0.5%	0.7%
0.35 micron	8.0%	7.0%	9.8%	12.3%	12.9%	16.0%	12.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
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
     The following table sets forth the historical capacity of our wafer fabrication and copper interconnects fabs as December 31, 2007:

Fab	2005	2006		2007
Wafer Fabrication:
Wafer fabrication capacity as of year-end(1):
Shanghai mega-fab	89,892	106,000		98,000

Beijing mega-fab	27,368	56,250		65,250

Tianjin fab	15,000	20,000		22,000

Total monthly wafer fabrication capacity as of year-end(1)	132,260	182,250	(3)	185,250	(3)

Wafer fabrication capacity utilization	89%	90%		94%

(1)	All output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month. Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)	Reflects wafers fabricated using the copper interconnects line and does not include wafers fabricated using the aluminum interconnects line. As a small number of wafers produced by our aluminum interconnects lines also utilize the copper interconnects capabilities, our reported capacity and output data for our copper interconnects line overlaps to a limited extent with such data for our aluminum interconnects line.

(3)	Megafab structure includes copper interconnects in the total monthly capacity.
     As of December 31, 2007, our aggregate wafer fabrication capacity was 185,250 8-inch wafer equivalents per month for wafer fabrication.
     A key factor influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significant positive effect on output and profitability. In 2004 our wafer fabs had an average annual utilization rate of 98%, in 2005, our wafer fabs had an average annual utilization rate of 89%, and in 2006, our wafer fabs had an average annual utilization rate of 89.6%. In 2007 our wafer fabs had an average utilization of 94%. Factors affecting utilization rates include our ability to manage the production facilities and product flows efficiently, the percentage line yield of wafers during the fabrication process, the complexity of the wafer produced, and the actual product mix. In addition, we have manufactured DRAM to fill our production lines when the volume demand of other products does not fully utilize our available capacity. As a result, our utilization rate has historically remained high.
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
     We have often used DRAM as the initial product to test the production capabilities at a new fab. This is because DRAM requires higher process accuracy, more precise process control and a higher degree of engineering skills and operational disciplines, and can therefore assist in early identification of any potential process, equipment or fab-related production problems. This DRAM is either manufactured on a foundry basis for our customers or sold by us to the market through our distributors under technology licensing and royalty arrangements. However, the market for DRAM devices has also been more volatile and susceptible to sudden price drops in recent years. We expect that our production of DRAM wafers as a percentage of our overall production will decrease. During the first quarter of 2008, the Company took the decision to exit the commodity DRAM business. For our new wafer fabs, we anticipate using logic products as the initial product to test the wafer fab’s production capacity.
Capacity Expansion Plans
     We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. Our capital expenditures in 2006 were approximately US$912 million and our capital expenditures in 2007 were approximately US$860 million. We currently expect that our capital expenditures in 2008 will be approximately US$700 million, which we plan to fund through our operating cash flows and bank loans. If necessary, we will also explore other forms of external financing. We plan to use this capital primarily to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin and in Shenzhen. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.
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

We also offer design reference flows and access to our design center alliance, as well as layout services. In addition, we collaborate with industry leaders in electronic design automation, library and intellectual property services to create a worldwide network of expertise, resources and services that are available to implement and produce a customer’s designs. As of December 31, 2007, we employed over 170 engineers devoted solely to design support services.
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
      Intellectual Property
     Together with the intellectual property developed by our internal design team, our alliances with intellectual property providers enable us to offer foundational designs ranging from 0.35 micron to 0.09 micron and relating to mixed-signal, embedded memory, high-speed interface, digital peripheral device controllers, and embedded processors, among others. We use our own and third party design expertise to realize the functions of these various types of intellectual property. Our intellectual property partners include ARM, MIPS, Virage, Synopsys, and Verisilicon.
      Design Reference Flows
     Customers implementing designs on our processes can utilize our design reference flows. These flows have been created using design tools developed by our electronic design automation partners, including Cadence Design Systems, Inc., Magma Design Automation, Inc., Mentor Graphics Corporation, and Synopsys, Inc. They include training guides and sample test cases to provide a step-by-step explanation on how the hierarchical design flow works.
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
     Our mask-making facility, which is located in Shanghai, includes a 3,750 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch and six-inch by six-inch reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services. As of December 31, 2007, we had 172 personnel employed in our mask shop.
     We also offer a multi-project wafer service that allows the cost of manufacturing one mask set to be shared among several customers. See “—Customers and Markets” for more details regarding this service.
     Intellectual property protection is a key focus of our mask-making services. See "—Intellectual Property” for more details regarding the intellectual property protection measures we have instituted in our mask facility.
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
Customers and Markets
     Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2005, 2006 and 2007:

	For the year ended December 31,
	2005		2006		2007
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	$515,437	44.0%	601,200	41.0%	720,416	46.5%
Integrated device manufacturers	613,869	52.4%	737,275	50.3%	634,607	40.9%
Systems companies and others	42,013	3.6%	126,848	8.7%	194,742	12.6%

Total	$1,171,319	100.0%	1,465,323	100.0%	1,549,765	100.0%

     We categorize our sales geographically based on the headquarter of the customer. The following table sets forth the geographical distribution of our sales and percentage of sales for 2005, 2006 and 2007:

	For the year ended December 31,
	2005		2006		2007
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	$478,162	40.8%	602,506	41.1%	657,603	42.4%
Europe	316,576	27.0%	440,328	30.0%	328,710	21.2%
Asia Pacific (excluding Japan and Taiwan)(1)	175,846	15.0%	168,608	11.5%	227,973	14.7%
Taiwan	138,154	11.8%	153,058	10.5%	183,114	11.8%
Japan	62,581	5.4%	100,823	6.9%	152,365	9.9%

Total	$1,171,319	100.0%	$1,465,323	100.0%	$1,549,765	100.0%

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
     Our President and Chief Executive Officer, Richard Ru Gin Chang, and his wife together hold shareholding interests of less than 0.1% in one of our five largest customers in 2005, 2006 and 2007, Texas Instruments.
     During the first quarter of 2008, the Company took the decision to exit the commodity DRAM business.
     The following table sets forth a breakdown of our sales by application type for 2004, 2005 and 2006:

	For the year ended December 31,
	2005		2006		2007
Application Type(1)	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing	$423,163	36.1%	498,135	34.0%	402,262	26.0%
Communications	492,791	42.1%	618,911	42.2%	695,645	44.9%
Consumer	202,153	17.3%	280,873	19.2%	323,230	20.9%
Others	53,212	4.5%	67,404	4.6%	128,628	8.2%

Total	$1,171,319	100.0%	$1,465,323	100.0%	$1,549,765	100.0%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver integrated circuits, graphic processors and other components that are commonly used in personal digital assistants and desktop and notebook computers and peripherals. “Communications”

consists of integrated circuits used in digital subscriber lines, digital signal processors, wireless LAN, LAN controllers, LCD drivers, handset components and caller ID devices. “Consumer” consists of integrated circuits used for DVD players, game consoles, digital cameras, smart cards and toys.
     The following table sets forth a breakdown of our sales by service type for 2004, 2005 and 2006:

	For the year ended December 31,
	2005		2006		2007
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of DRAM wafers	384,587	32.8%	476,970	32.6%	428,355	27.6%
Fabrication of logic wafers(1)	739,296	63.1%	923,411	63.0%	985,776	63.6%
Other(2)	47,436	4.1%	64,942	4.4%	135,634	8.8%

Total	$1,171,319	100.0%	$1,465,323	100.0%	$1,549,765	100.0%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
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
Research and Development
     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$78.9 million in 2005, US$94.2 million in 2006, and US$97.0 million in 2007 on research and development expenses, which represented 6.7%, 6.4%, and 6.3% respectively, of our sales in those respective years. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. In 2007, we continued to equip the wafer facility in our Beijing mega-fab. These research and development costs are subsequently classified in cost of sales upon commencement of commercial production at that particular wafer facility. We plan to continue to invest significant amounts in research and development in 2008 for our 65 and 45 nanometer manufacturing process.
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
Intellectual Property
     While we continue to develop and patent our own technologies, we expect to have an ongoing need to obtain licenses for the proprietary technologies of third parties to enable us to manufacture certain advanced wafers for our customers. As of 2007 year-end, we have been granted two hundred and nine patents, and have more than one thousand eight hundred twenty six patent applications pending worldwide. We believe our competitors and other industry participants have numerous patents concerning wafer fabrication and related technologies in multiple countries.
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
     We have applied for trademarks relating to our corporate logo, English trade name “SMIC”, and Chinese trade name “” in the United States, China, Hong Kong and Taiwan. We have been granted registration of trademarks for our corporate logo in China, English trade name in China and Taiwan, and Chinese trade name in Hong Kong, United States and China (except a dispute in China for certain applied product/service category). There can be no assurance that other trademarks registration will be granted.
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
     Our competitors and potential competitors include other pure-play foundries such as TSMC, UMC and Chartered Semiconductor. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. Another group of potential competitors consists of IDMs that have established their own foundry capabilities. These include Fujitsu Limited, Hynix, MagnaChip, IBM, Samsung Electronics Co., Ltd. and Toshiba. IDMs are primarily dedicated to fabricating integrated circuits for the end products of their respective affiliates. See “Risk Factors—Risks Related to Our Financial Condition and Business—If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.”

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
Raw Materials
     Our fabrication processes use many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 18.9% of our cost of sales in 2005, 18.3% of our cost of sales in 2006 and 21% of our cost of sales in 2007. The three largest components of raw material costs—raw wafers, chemicals and gases—accounted for approximately 42%, 22% and 11%, respectively, of our raw material costs in 2005, approximately 43%, 21%, and 11%, respectively, of our raw material costs in 2006, and approximately 47%, 20%, and 10%, respectively, of our raw materials in 2007. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.
     The most important raw material used in our production is silicon in the form of raw wafers. In 2007, we purchased approximately 71.8% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.
     For 2007, our largest and five largest raw materials suppliers accounted for approximately 14.0% and 48.2%, respectively, of our overall raw materials purchases. For 2006, our largest and five largest raw materials suppliers accounted for approximately 14.7% and 46.1%, respectively, of our overall raw materials purchases. For 2005, our largest and five largest raw materials suppliers accounted for approximately 14.0% and 43.5%, respectively, of our overall raw materials purchases. Having made all reasonable inquiry, we are not aware of any director or shareholder (which to the knowledge of our directors own more than 5% of our issued share capital) or their respective associates, which had shareholding interests in any of our five largest suppliers. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

Electricity and Water
     We use substantial amounts of electricity in our manufacturing process. This electricity is sourced from the Pudong Electricity Corporation (for Shanghai), the Beijing Municipal Electricity Department, the Tianjin Municipal Electricity Department, and the PiXian Municipal Electricity Department (for Chengdu). We enjoy a preferential electricity supply for our Shanghai fabs due to our location in the Zhangjiang High-Tech Park. We maintain Uninterrupted Power Supply (UPS) systems and emergency back-up generators to power life safety and critical equipment and systems for emergencies.
     The semiconductor manufacturing process uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab from Pudong Vivendi Water Corporation Limited, for our Beijing mega-fab from Beijing Waterworks Group Co. Ltd., for our Tianjin fab from the Tianjin Municipal Water Department, and for our Chengdu facility from the Xipu Water Corporation, Ltd. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing facilities, and our water recycling systems in each of our fabs allow us to recycle 40% to 70% of the water used during the manufacturing process. The Beijing site is also equipped to use recycled/treated industrial waste water from the Beijing Economic and Technological Development Area for non-critical operations.
Regulation
     Integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.
      Scope of Regulation
     The Several Policies to Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the State Council of The People’s Republic of China on June 24, 2000, together with other ancillary laws and regulations, regulate integrated circuit production enterprises, or ICPEs. The State Council issued the Integrated Circuit Policies in order to encourage the development of the software and integrated circuits industry in China. The Integrated Circuit Policies form the basis for a series of laws and regulations that set out in detail the preferential policies relating to ICPEs. Such laws and regulations include:
•	the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Taxation Policy Encouraging the Further Development of the Software Industry and the Integrated Circuit Industry, or the Integrated Circuit Notice, jointly issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on September 22, 2000, as amended by the Notice of the Ministry of Finance and the State Administration of Taxation on Approval Procedure Concerning Foreign Invested Enterprises’ Implementing Enterprise Income Tax Policies of the Software and Integrated Circuit Industry, or the Approval Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on July 1, 2005;

•	the Notice of the Ministry of Finance, the State Administration of Taxation on Taxation Policies Concerning the Tax Policies for Further Encouraging the Development of the Software and the Integrated Circuit Industry, or the Further Development Taxation Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on October 10, 2002, as amended by Notice of the Ministry of Finance, the State Administration of Taxation on Termination of Value-added Tax Refund Policies for Integrated Circuits, or the Termination Notice, jointly issued by the Ministry of Finance and the State Administration of Taxation on October 25, 2004;

•	the Notice of the Ministry of Finance on Taxation Policies Concerning the Import of Self-used Raw Materials and Consumables by Part of Integrated Circuit Production Enterprises, or the Raw Materials Taxation Notice, issued by the Ministry of Finance on August 24, 2002;

•	the Notice on Taxation Policies Concerning the Import of Construction Materials Specially used for Clean Rooms by Part of the Integrated Circuit Production Enterprises, or the Construction Materials Taxation Notice, issued by the Ministry of Finance on September 26, 2002;

•	the Notice by the Ministry of Finance and the State Administration of Taxation on Increasing Tax Refund Rate for Export of Certain Information Technology(IT) Products, or the Export Notice, issued by the Ministry of Finance and the State Administration of Taxation on December 10, 2004;

•	the Measures for the Accreditation of the Integrated Circuit Enterprise Encouraged by the State (For Trial Implementation), or the Accreditation Measures, jointly issued by the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs on October 21, 2005; and

•	the Interim Measures for the Management of the Special Fund for the Research and Development of the Integrated Circuit Industry, or the Fund Measures, jointly issued by the Ministry of Finance, the Ministry of Information Industry and the National Development and Reform Commission on March 23, 2005.
      Preferential Industrial Policies Relating to ICPEs
     ICPEs which are duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Integrated Circuit Policies, accreditation of ICPEs is determined by the competent examination and approval authorities responsible for integrated circuit projects after consultation with relevant taxation authorities. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the fabrication, package, or testing of integrated circuit chips and the production of monocrystalline silicon of six inches or above, excluding the integrated circuit design enterprise. The accreditation of ICPEs is included in the accreditation of the integrated circuit enterprises. Such accreditation is determined by the competent authorities consisting of the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs, which jointly designate the China Semiconductor Industrial Association as the accreditation institution. Any enterprise qualified under the requirements set forth in the Accreditation Measures is entitled to apply to the China Semiconductor Association for the Accreditation of the ICPEs. The accreditation of ICPEs is annually reviewed. If the enterprise fails to apply for the annual review in time, it shall be deemed as giving up such accreditation and if the enterprise fails in the annual review, the accreditation will also be canceled.
     SMIC Shanghai, SMIC Beijing, and SMIC Tianjin have been accredited as ICPEs and are entitled to the preferential industrial policies described below.
      Encouragement of Domestic Investment in ICPEs
     Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on December 2, 2005, the Chinese government encourages (i) the design and fabrication of large scale integrated circuits with a line width of less than 1.2 micron, (ii) the fabrication of the equipment of large scale integrated circuit and (iii) the fabrication of mixed integrated circuits. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties and import-linked value-added tax, except for such equipment listed in the Catalogue of Import Commodities for

Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006.
     Encouragement of Foreign Investment in ICPEs
     Pursuant to the Integrated Circuit Policies and the Guideline Catalogue of Foreign Investment Industries promulgated jointly by the State Development and Reform Commission and the Ministry of Commerce on October 11, 2007, the following foreign investment categories are encouraged:
•	design of integrated circuits;

•	fabrication of large scale integrated circuits with a line width of less than 0.18 micron (including 0.18 micron);

•	fabrication of analog and analog digital integrated circuits with a line width of less than 0.8 micron (including 0.8 micron);

•	advanced packaging and testing of BGA, PGA, CSP, MCM;

•	fabrication of mixed integrated circuits.
Foreign investment in such encouraged projects may enjoy preferential treatment as stipulated by the laws and regulations.
      Preferential Taxation Policies
          Preferential Value-added Tax Policy
     Under Article 1 of the Further Development Taxation Notice (October 10, 2002 No. 70 [2002] Cai-Shui), from January 1, 2002 to the end of 2010, the sale of integrated circuits (including monocrystalline silicon chips) is subject to a value-added tax levy of 17%. After the value-added tax is levied, the taxpayer is to be entitled to a refund for the portion exceeding 3% of the actual value-added tax burden. The tax refund was required to be used by the enterprise for the research and development of integrated circuits and to increase production.
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
           Preferential Enterprise Income Tax Policies
     Under Article 42 of the Integrated Circuit Policies (No. 18 [2000] Guo-Fa) and Article 2(3) of the Integrated Circuit (Notice No. 25 [2000] Cai-Shui), ICPEs whose total investment exceeds Rmb 8,000 million (approximately US$967 million) or whose integrated circuits have a line-width of less than 0.25 micron are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and communications industries. The Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the Implementation Rules for the Income Tax Law provide preferential treatment of, exemption from or reduction of foreign enterprise income tax, or FEIT, for enterprises with foreign investment engaged in the energy and communications industries. After approval by the relevant taxation authorities, each of SMIC Shanghai, SMIC Beijing and SMIC Tianjin will become entitled to a full exemption from FEIT for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years or “five year exemption and five year reduction”.
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
     On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law, On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008.The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new EIT law eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. The State Council issued the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax on December 26, 2007, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. Thus, SMIC Shanghai, SMIC Beijing and SMIC Tianjin could fall into condition (ii) and may be entitled to the “five year exemption and five year reduction” as subject to the final recognition by the PRC tax authorities. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Implementation Regulations of the Enterprise Income Tax Law, a high-technology enterprise shall have core self-owned intellectual properties and its products shall be within the scope provided by “the high-technology field highly supported by the State”. However, “the high-technology field highly supported by the State” has not been issued, so there can be no assurances that SMIC Shanghai, SMIC Beijing, SMIC Tianjin and SMIC Chengdu will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate.
Under the new EIT law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where SMIC is incorporated, does not have such a tax treaty with the PRC. If SMIC is considered a non-resident enterprise, this new 10% withholding tax imposed on SMIC’s dividend income received from SMIC Shanghai, SMIC Beijing and SMIC Tianjin would reduce its net income and have an adverse effect on its operating results.
     Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income and foreign tax credit may be applicable. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially the majority of management members of SMIC are based in the PRC. If the PRC tax authorities subsequently determine that SMIC should be classified as a resident enterprise, then SMIC’s worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on SMIC’s financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if SMIC is classified as a resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax and the dividends paid to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares or ADSs may be subject to 10% withholding tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like SMIC, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.
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
     Under the Integrated Circuit Notice, integrated circuit technology, production equipment, and equipment and instruments specialized for use in fabricating integrated circuits that are imported by a duly accredited ICPE are, with the exception of commodities listed in the Catalogue of Imported Commodities for Foreign Investment Projects Not Entitled to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions as stipulated by the Ministry of Finance and all the State Council Institutions and Departments and amended in 2006, exempt from customs duties and import-related value-added tax.
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
•	the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985 and amended by the Ninth National People’s Congress on August 25, 2000;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

•	the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;
•	the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991 and amended by the Ninth National People’s Congress on October 27, 2000;

•	the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted April 2, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.
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
      PRC Tax for “Resident Enterprises”
          Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders. The implementing rules of the New EIT Law define de facto management bodies as “management bodies that exercises substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.
          If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividends income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the New EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. Similarly, these unfavorable consequences could apply to our other overseas intermediary holding companies if they are classified as a PRC resident enterprises.
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
A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. SMIC Shanghai, SMIC Beijing, SMIC Tianjin, and SMIC Chengdu have all received approval with respect to their relevant environmental impact assessment reports and discharge registrations.

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
Organizational Structure
     We operate primarily through three wholly owned subsidiaries in China. The chart below sets forth our significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities:

		Attributable
	Place and date of	equity interest
Name of company	incorporation/establishment	held	Principal Activity
Garrison Consultants Limited (“Garrison”)	Samoa April 5, 2000	100%	Provision of consultancy services

Betterway Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related services

Semiconductor Manufacturing International (Shanghai) Corporation*	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Beijing) Corporation*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Tianjin) Corporation*	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation #	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (AT) Corporation	Cayman Islands July 26, 2004	57.3%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”) *	The PRC August 16, 2004	57.3%	Manufacturing and trading of semiconductor products

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *	The PRC September 30, 2003	100%	Operation of a convenience store

		Attributable
	Place and date of	equity interest
Name of company	incorporation/establishment	held	Principal Activity
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Corporation#*	The PRC September 9, 2005	100%	Manufacturing and trading of Solar cell related semiconductor products

SMIC Development (Chengdu) Corporation*	The PRC December 29, 2005	100%	Construction, operation, management of SMICD’s living quarter, schools and supermarket

Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment Holding

Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands April 26, 2007	100%	Investment Holding

SMIC Solar Cell (HK) Company Limited (“SMIC Solar Cell (HK)”)	Hong Kong October 23, 2007	100%	Investment Holding

SMIC AT (HK) Company Limited (“SMIC AT (HK)”)	Hong Kong October 22, 2007	57.3%	Investment Holding

SMIC Shanghai (HK) Company Limited (“SMIC SH (HK)”)	Hong Kong November 1, 2007	100%	Investment Holding

SMIC Beijing (HK) Company Limited (“SMIC BJ (HK)”)	Hong Kong November 2, 2007	100%	Investment Holding

SMIC Tianjin (HK) Company Limited (“SMIC TJ (HK)”)	Hong Kong November 2, 2007	100%	Investment Holding

SMIC Shanghai (Cayman) Corporation (“SMIC SH (Cayman)”)	Cayman Islands November 8, 2007	100%	Investment Holding

SMIC Beijing (Cayman) Corporation (“SMIC BJ (Cayman)”)	Cayman Islands November 8, 2007	100%	Investment Holding

SMIC Tianjin (Cayman) Corporation (“SMIC TJ (Cayman)”)	Cayman Islands November 8, 2007	100%	Investment Holding

*	Companies registered as wholly-owned foreign enterprises in the PRC.

#	For identification purposes only

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
     The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1) or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/164,795	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/61,990	Wafer fabrication	owned/owned
Japan	na/55	Marketing activities	na/leased
USA	na/743	Marketing activities	na/leased
Italy	na/280	Marketing activities	na/leased
Hong Kong(2)		Representative
	na/300	Office	na/owned

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
     Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to an amendment to its domestic bank loan agreements, SMIC Beijing and SMIC Tianjin have pledged a portion of its land use right to the lenders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
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
     We maintain insurance with respect to our facilities, equipment, and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including industrial accidents and natural disasters, generally up to their respective replacement values and loss due to business interruption. We have not made any significant claims under these insurance policies. Equipment and inventories in transit are also insured.
Environmental Matters
     The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations are subject to regulation and periodic monitoring by PRC’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government, the Tianjin Municipal Government, and the Chengdu Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorize the Chinese national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or any of our subsidiaries for violations of environmental pollution.
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
     We were founded in April 2000. In 2000 and 2001, our company was in its development stage and did not have any sales. During this period, we established our management structure, acquired land use rights, constructed, equipped and commenced the ramp-up of production at our 8-inch wafer facilities in Shanghai which are referred to as the Shanghai mega-fab, and began our research and development activities. The first fab in the Shanghai mega-fab and the portion of our second fab, commenced commercial production in January 2002. The remaining portion of our second fab and a third fab commenced commercial production in January 2003. In January 2004, we acquired an 8-inch fab in Tianjin, China, which we refer to as our Fab 7, from MCEL, a wholly owned subsidiary of Motorola. The first fab in the Beijing mega-fab commenced commercial production in March of 2005. As of December 31, 2007, we had reached total wafer fabrication capacity of 185,250 8-inch wafer equivalents per month. Our wafers shipped and sales increased from 943,463 wafers and US$974.6 million for 2004 to 1,347,302 wafers and US$1,171.3 million for 2005 to 1,614,888 wafers and US$1,465.3 million for 2006 to 1,849,957 wafers and US$1,549.8 million for 2007.
     We manage our business and measure our results of operations based on a single operating segment. We plan to have aggregate monthly wafer fabrication capacity of 162,000 8-inch wafer equivalents by the end of 2008. As we increase our capacity and corresponding wafer production, we benefit from economies of scale. When our capacity utilization is high, these economies of scale enable us to reduce our per wafer production cost and improve our margins. On the other hand, when our capacity utilization rate is low, our unused capacity results in higher per wafer production cost and decreased margins.

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
Substantial Capital Expenditures
     The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity since our inception, we incurred capital expenditures of US$2,000 million, US$903 million, US$912 million, and US$860 in 2004, 2005, 2006, and 2007 respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation and amortization of US$457.0 million, US$769.4 million, US$919.6 million, and US$706.3 million in 2004, 2005, 2006, and 2007 respectively.
     The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$78.9 million in 2005, US$94.1 million in 2006, and US$97.0 million for research and development, which represented 6.7%, 6.4%, and 6.3% respectively, of our sales for 2005, 2006, and 2007. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. In 2007, we continued to equip our new 12-inch fab at the Shanghai mega-fab. These research and development costs are subsequently classified in cost of sales upon commencement of commercial production at that particular wafer facility.
     We currently expect that our capital expenditures in 2008 will reach approximately US$700 million, which we plan to fund through our operating cash flows and bank loans in order to expand our operations. If necessary, we will also explore other forms of external financing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.
Capacity Expansion
We have expanded, and plan to continue to expand, our capacity through internal growth and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We plan to have aggregate wafer fabrication capacity of 162,000 8-inch wafer equivalents per month by the end of 2008.
Pricing
     We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped decreased 7.6% from US$907 per wafer in 2006 to US$838 in 2007, mainly due to lower ASP resulting from DRAM price decline.
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
     Our initial sales after commencing commercial operations in 2002 consisted mainly of DRAM fabricated and sold on a foundry basis, as well as commodity-type DRAM fabricated using technology licensed from a third party and sold by us to distributors. This commodity-type DRAM was fabricated during our start-up phase in order to test and ramp up our facilities and train our personnel. As our business has grown and our fabs have matured, we have produced proportionately less commodity-type DRAM and more logic products and memory products utilizing more advanced technologies, which generally command a higher margin. During the first quarter of 2008, the Company took the decision to exit the commodity DRAM business.
     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2005, 2006 and 2007 and each of the quarters in the year ended December 31, 2007:

	For the						For the
	year ended December 31,		For the three months ended				year ended
Process			March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2005	2006	2007	2007	2007	2007	2007
	(based on sales in US$)
0.13 micron and below	40.6%	49.6%	52.5%	55.0%	55.3%	49.7%	53.1%
0.15 micron	5.4%	5.7%	2.9%	1.2%	2.0%	5.5%	2.9%
0.18 micron	42.3%	35.7%	34.1%	30.8%	28.8%	28.3%	30.5%
0.25 micron	3.7%	2.0%	0.7%	0.7%	1.0%	0.5%	0.7%
0.35 micron	8.0%	7.0%	9.8%	12.3%	12.9%	16.0%	12.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
     The following table sets forth a breakdown of our sales by service type for 2005, 2006 and 2007:

	For the year ended December 31
	2005		2006		2007
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
		(in US$ thousands, except percentages)
Fabrication of DRAM wafers	$384,587	32.8%	$476,970	32.6%	428,355	27.6%
Fabrication of logic wafers(1)	739,296	63.1%	923,411	63.0%	985,776	63.6%
Other(2)	47,436	4.1%	64,942	4.4%	135,634	8.8%

Total	$1,171,319	100.0%	$1,465,323	100.0%	$1,549,765	100.0%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
Capacity Utilization Rates
     Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2005, 2006 and 2007, approximately 60%, 59%, and 47% respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 89% in 2005, 89.6% in 2006, and 94.0% in 2007. Factors affecting utilization rates are the complexity and mix of the wafers produced, overall industry conditions, the level of customer orders, and mechanical failures and other operational disruptions, such as those relating to capacity expansions or relocation of equipment.
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
Inventory
     Inventories are stated at the lower of cost or market. Market represents the net realizable value for finished goods and work-in-progress. For products manufactured pursuant to customer purchase orders, we are not typically exposed to the risk that the selling price will be lower than the inventory carrying value. We also use available manufacturing capacity to produce commodity-type DRAM that we hold in inventory until sold. We are exposed to the risk that the ultimate selling price of such commodity-type DRAM may be less than the inventory carrying value. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the market value of a good drops below its carrying value, we record a write-off to cost of sales for the difference between the carrying cost and the market value. As of December 31, 2005, December 31, 2006 and December 31, 2007, the inventory written down as a result of a lower of cost or market was US$13.8 million, US$16.1 million, and US$22.7 million respectively, to reflect a decline in the estimated market value of the inventory we held on that date. We carry out an inventory review at each quarter-end.
Depreciation and Amortization
     We operate in a capital-intensive business. We periodically review and assess the estimated useful life of our assets based on expected use by the Company, taking into account effects of obsolescence, demand, and other economic factors. The net book value of our plant and equipment, including land use rights, at December 31, 2007 was US$3,260.5 million. Depreciation of manufacturing buildings and related improvements is provided on a straight-line basis over the estimated useful life of 25 years and commences from the date the facility is ready for its intended use. Depreciation of our manufacturing machinery and equipment, as well as our facility, machinery and equipment, is provided on a straight-line basis over the estimated useful life of 5 to 10 years, commencing from the date that the equipment is placed into productive use. Amortization of land use rights is over the term of the land use right agreement, which ranges from 50 to 70 years. Amortization of intangible assets is computed using the straight-line method over the expected useful life of the assets ranging from 3 to 10 years. The estimated useful life and dates that the equipment is placed into productive use reflects our estimate of the periods that we intend to derive future economic benefits from the use of our plant and equipment and land use rights.
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

     We have continued to construct, acquire, and expand our manufacturing facilities since our inception. We will continue to review impairment factors as described above and, as a result, impairment charges may be necessary in the future as circumstances change.
     During the first quarter of 2008, the Company took the decision to exit the commodity DRAM business. The Company considers this an indicator of impairment in regard to the long-lived assets of SMIB in accordance with SFAS 144. The Company is in the process of evaluating whether or not such assets have been impaired. As of December 31, 2007, the carrying value of the total property, plant, and equipment at SMIB amounted to approximately $1.2 billion.
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
          We grant stock options to our employees and certain non-employees. Prior to January 1, 2006, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. We also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” As a result, no expense was recognized for options to purchase our ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). We elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation. As a result of adopting SFAS 123 (R) on January 1, 2006, we recognized a benefit of US$5.2 million as a result of the cumulative effect of a change in accounting principle, in relation to the forfeiture rate applied on the unvested portion of the stock options. Our total actual share-based compensation expense for the year ended December 31, 2007, 2006 and 2005 was US$20.6, US$23.5, and US$25.7 million respectively.
     The fair value of options and shares issued pursuant to our option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options issued under our 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan had characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.
Inflation
     Although there can be no assurance as to the impact in future periods, we believe that, to date, inflation in China has not had a material impact on our results of operations. Inflation in China was approximately 1.8%, 1.5%, and 4.8% in 2005, 2006 and 2007, respectively.
Income Tax
     As an exempted company incorporated in the Cayman Islands, we are exempt from Cayman Islands taxation. Our Chinese subsidiaries are subject to taxation pursuant to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Under relevant regulations and after approval by the local Tax Bureau, our Shanghai, Beijing and Tianjin subsidiaries will become entitled to a full exemption from foreign enterprise income tax, or FEIT, for five years starting with the first year of positive accumulated earnings, and a 50% reduction for the following five years. Our Shanghai subsidiary had positive accumulated earnings since the financial year ended December 31, 2004. While as of December 31, 2007, Beijing and Tianjin are still in a cumulative operating loss.
     According to PRC tax regulations, the Company’s Chengdu subsidiary is entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. Up to December 31, 2007, Chengdu subsidiary is still in the process of applying for the tax holiday. As of December 31, 2007, the Chengdu subsidiary is still in a cumulative operating loss.
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
     Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
     On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law, On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008.The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new EIT law eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. The State Council issued the Notice of the State Council on the Implementation of the

Transitional Preferential Policies in respect of Enterprise Income Tax on December 26, 2007, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. Thus, SMIC Shanghai, SMIC Beijing and SMIC Tianjin could fall into condition (ii) and may be entitled to the “five year exemption and five year reduction” as subject to the final recognition by the PRC tax authorities. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Implementation Regulations of the Enterprise Income Tax Law, a high-technology enterprise shall have core self-owned intellectual properties and its products shall be within the scope provided by “the high-technology field highly supported by the State”. However, “the high-technology field highly supported by the State” has not been issued, so there can be no assurances that SMIC Shanghai, SMIC Beijing, SMIC Tianjin and SMIC Chengdu will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate.
Under the new EIT law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where SMIC is incorporated, does not have such a tax treaty with the PRC. If SMIC is considered a non-resident enterprise, this new 10% withholding tax imposed on SMIC’s dividend income received from SMIC Shanghai, SMIC Beijing and SMIC Tianjin would reduce its net income and have an adverse effect on its operating results.
     Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income and foreign tax credit may be applicable. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially the majority of management members of SMIC are based in the PRC. If the PRC tax authorities subsequently determine that SMIC should be classified as a resident enterprise, then SMIC’s worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on SMIC’s financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if SMIC is classified as a resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like SMIC, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.
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
Recent Accounting Pronouncements
          As of December 31, 2007, we had not yet adopted the following recently issued accounting pronouncements because they are not yet applicable in part or in total:
In September 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial position or results of operations.
In February 2007, the FASB issued Statement No. 159, “Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company on January 1, 2008, as earlier adoption was not elected. The Company does not expect the adoption of SFAS 159 to have a material impact on the Company’s consolidated financial position or results of operations.
In December 2007, the FASB issued Statement No. 141 (revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is applicable to the Company’s business combinations, if any, occurring after January 1, 2009. SFAS 141(R) has no impact on previously consummated business combinations. The Company is currently evaluating the impact, if any, of the statement on its consolidated financial statements.
In December 2007, the FASB issued Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB 51 (“SFAS 160”). SFAS 160 requires non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 160 also requires that when a parent company acquires control of a subsidiary, it must include 100% of the fair value of all the acquired company’s assets and liabilities in its consolidated financial statements. SFAS 160 is effective for us on January 1, 2009. SFAS 160 is to be applied prospectively to business combinations; certain disclosure and presentation requirements are to be applied retrospectively upon adoption. The Company is currently evaluating the impact, if any, of the statement on its consolidated financial statements.
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

Incentive	SMIC Shanghai	SMIC Beijing	SMIC Tianjin
Preferential Value-added Tax Policies	- 17% VAT rate	- 17% VAT rate	- 17% VAT rate
	- 17% tax refund rate for exports reduced to 13% as of January 1, 2004	- 17% tax refund rate for exports reduced to 13% as of January 1, 2004	- 17% tax refund rate for exports reduced to 13% as of January 1, 2004
	- 13% tax refund rate for exports increased to 17% as of November 1, 2004	- 13% tax refund rate for exports increased to 17% as of November 1, 2004	- 13% tax refund rate for exports increased to 17% as of November 1, 2004

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials	Exemption from customs duties and import-related VAT with respect to its imported equipment, spare parts and raw materials

Operating Results
Sales
     We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.
     In 2007, fabless semiconductor companies accounted for 46.4%, IDMs accounted for 41.0% and systems and other companies accounted for 12.5%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2005, 2006, and 2007 our five largest customers accounted for approximately 64.0%, 59.5%, and 60.0% of our sales, respectively.
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
     Our depreciation expenses attributable to cost of were US$387.5 million in 2004, US$661.0 million in 2005, US$786.7 million in 2006, and US$658.2 million in 2007.
Operating expenses (incomes)
     Our operating expenses (incomes) consist of:
•	Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, and contracted technology development costs.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resource personnel, commercial insurance, fees for professional services, foreign exchange gains and losses from operating activities and costs incurred in connection with developing production capabilities at new fabs, including facility costs and employee costs. Foreign exchange gains and losses relate primarily to period-end translation adjustments due to exchange rate fluctuations that affect payables and receivables directly related to our operations.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

•	Amortization of acquired intangible assets. Amortization of acquired intangible assets consist primarily of the cost associated with the purchase of technology, licenses, and patent licenses.

•	Income from sale of plant and equipment and other fixed assets. In 2007, the Company sold plant, equipment and other fixed assets with a carrying value of US$35,323,389 for US$63,974,835, which resulted in a gain on disposal of US$28,651,446. The plant and equipment was sold to a government-owned foundry based in Chengdu, Sichuan province, to which SMIC is also contracted to provide management services.
Other income (expenses)
Our other income (expenses) consists of:

•	interest income, which has been primarily derived from cash equivalents and short-term investments and interest on share purchase receivables;

•	interest expenses, net of capitalized portions and government interest subsidies, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free promissory note; and

•	other income and expense items, such as those relating to the employee living quarters and school; and

•	foreign exchange gains and losses relating to financing and investing activities, including forward contracts.
Comparisons of Results of Operations
Consolidated Financial Data
     The summary consolidated financial data presented below as of and for the years ended December 31, 2005, 2006 and 2007 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2003 and 2004 is derived from our audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except for per share, per ADS data,
	percentages, and operating data)
Statement of Operations Data:
Sales	$365,824	$974,664	$1,171,319	$1,465,323	$1,549,765
Cost of sales(1)	359,779	716,225	1,105,134	1,338,155	1,397,038
Gross profit (loss)	6,045	258,439	66,185	127,168	152,727
Operating expenses:
Research and development	34,913	74,113	78,865	94,171	97,034
General and administrative	29,705	54,038	35,701	47,365	74,490
Selling and marketing	10,711	10,384	17,713	18,231	18,716

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except for per share, per ADS data,
	percentages, and operating data)
Litigation settlement	—	16,695	—	—	—
Amortization of acquired intangible assets	3,462	14,368	20,946	24,393	27,071
Income from sale of plant and equipment and other fixed assets	—	—	—	(43,122)	(28,651)
Total operating expenses	78,791	169,598	153,225	141,038	188,659
Income (loss) from operations	(72,746)	88,841	(87,040)	(13,870)	(35,932)
Other income (expenses):
Interest income	5,616	10,587	11,356	14,916	12,349
Interest expense	(1,425)	(13,698)	(38,784)	(50,926)	(37,936)
Foreign currency exchange gain (loss)	1,523	8,218	(3,355)	(21,912)	11,250
Other, net	888	2,441	4,462	1,821	2,238
Total other income (expense), net	6,602	7,548	(26,322)	(56,101)	(12,100)
Income (loss) before income tax	(66,144)	96,389	(113,362)	(69,971)	(48,032)
Income tax — current	—	(186)	(285)	24,928	29,720
Minority interest	—	—	251	(19)	2,856
Loss from equity investment	—	—	(1,379)	(4,201)	(4,013)
Net (loss) income before cumulative effect of a change in accounting principle	(66,144)	96,203	(114,775)	(49,263)	(19,468)
Cumulative effect of a change in accounting principle	—	—	—	5,154	—
Net (loss) income	(66,144)	96,203	(114,775)	(44,109)	(19,468)

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except for per share, per ADS data,
	percentages, and operating data)
Deemed dividend on preference shares(2)	37,117	18,840	—	—	—
Income (loss) attributable to holders of ordinary shares	$(103,261)	$77,363	$(114,775)	$(44,109)	$(19,468)
Income (loss) per ordinary share, basic	$(1.14)	$0.01	$(0.00)	$(0.00)	$(0.00)
Income (loss) per ordinary share, diluted	$(1.14)	$0.00	$(0.00)	$(0.00)	$(0.00)
Ordinary shares used in calculating basic income (loss) per ordinary share (3)(4)	90,983,200	14,199,163,517	18,184,429,255	18,334,498,923	18,501,940,489
Ordinary shares used in calculating diluted income (loss) per ordinary share (3)(4)	90,983,200	17,934,393,066	18,184,429,255	18,334,498,923	18,501,940,489
Income (loss) per ADS, basic(5)	—	$0.27	$(0.32)	$(0.12)	$(0.05)
Income (loss) per ADS, diluted (5)	—	$0.22	$(0.32)	$(0.12)	$(0.05)
ADS used in calculating basic income (loss) per ADS(5)	—	283,983,270	363,688,585	366,689,978	370,038,810
ADS used in calculating diluted income (loss) per ADS(5)	—	358,687,861	363,688,585	366,689,978	370,038,810
Other Financial Data:

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except for per share, per ADS data,
	percentages, and operating data)
Gross margin	1.7%	26.5%	5.7%	8.7%	9.9%
Operating margin	-19.9%	9.1%	-7.4%	-0.9%	-2.3%
Net margin	-18.1%	9.9%	-9.8%	-3.0%	-1.3%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	476,451	943,463	1,347,302	1,614,888	1,849,957
ASP(6)	768	1,033	869	907	838

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2002, 2003, 2005, 2006, and 2007 basic income (loss) per share did not differ from diluted loss per share.

(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of our ordinary shares in March 2004 (the “Global Offering”).

(5)	Fifty ordinary shares equals one ADS.

(6)	Total sales/total wafers shipped.
Comparisons of the Years Ended December 31, 2005, 2006 and 2007
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Sales. Sales increased by 5.8% from US$1,465.3 million for 2006 to US$1,549.8 million for 2007, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 14.6%, from 1,614,888 8-inch wafer equivalents to 1,849,957 8-inch wafer equivalents, between these two periods. The average selling price of the wafers the Company shipped decreased by 7.6% from US$907 per wafer to US$838 per wafer primarily due to the decline in DRAM average selling price. The percentage of wafer revenues that used 0.13 micron and below process technology increased from 49.6% to 53.1% between these two periods.
     Cost of sales and gross profit. Cost of sales increased by 4.4 % from US$1,338.2 million for 2006 to US$1,397.0 million for 2007. This increase was primarily due to the significant increase in wafer shipments as well as subcontracting costs associated with turn-key services. The Company had a gross profit of US$152.7 million for 2007 compared to a gross profit of US$127.2 million in 2006. Gross margins were 9.9 % in 2007 compared to 8.7 % in 2006. The increase in gross margins was primarily due to a decrease in depreciation expenses.
     Operating expenses and loss from operations. Operating expenses increased by 33.8% from US$141.0 million for 2006 to US$188.7 million for 2007 primarily due to the combination of a $27.1M increase in general and administrative expenses and a $14.5 million decrease of income received from the sale of plant and equipments, from $43.1 million in 2006 compared to $28.7 million in 2007.

As described in “Note 11. — Acquired intangible assets, net”, the amortization of acquired intangible assets increased from US$24.4 million for 2006 to US$27.1 million for 2007.
Research and development expenses increased by 3.0% from US$94.2 million for 2006 to US$97.0 million for 2007. This increase in research and development expenses resulted primarily from an increase in material and other production related expenses associated with 65nm technology development and the start-up costs associated with the new Shanghai 12-inch project.
General and administrative expenses increased by 57.2% to US$74.5 million for 2007 from US$47.4 million for 2006, primarily due to an increase in personnel related expenses, legal fees and tax related expenses.
Selling and marketing expenses increased by 2.7% from US$18.2 million for 2006 to US$18.7 million for 2007, due to an increase in sales and marketing personnel expenses.
As a result, the Company’s loss from operations was US$35.9 million in 2007 compared to loss from operations of US$13.9 million in 2006. Operating margin was negative 2.3% and 0.9%, respectively, for these two years.
Other income (expenses). Other expenses decreased from US$56.1 million in 2006 to US$12.1 million in 2007. This decrease was primarily attributable to the decrease in interest expense from US$51.0 million in 2006 to US$37.9 million in 2007, and the decrease in foreign exchange loss from US$21.9 million in 2006 to a gain of US$11.2 million in 2007.
Net loss. Due to the factors described above, the Company had a net loss of US$19.5 million in 2007 compared to a net loss of US$44.1 million for 2006.
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
Operating expenses and loss from operations. Operating expenses decreased by 8.0% from US$153.2 million for 2005 to US$141.0 million for 2006 primarily due to income from sale of plant and equipments of US$43.1 million in 2006 and the increase of research and development, administrative, and selling and marketing expenses and amortization of acquired intangible assets of US$15.3 million, US$11.7 million, US$0.5 million and US$3.5million respectively.
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
Liquidity and Capital Resources
     The following table sets forth a condensed summary of our audited statements of cash flows for the periods indicated:

	For the year ended
	December 31,
	2005	2006	2007
	(in US$ thousands)
Net cash provided by operating activities:
Net (loss) before cumulative effect of change in accounting principle	$(114,775)	$(49,263)	$(19,468)
Depreciation and amortization	769,472	919,616	706,277
Total	648,105	769,649	672,465
Net cash used in investing activities:
Purchase of property, plant and equipment	(872,519)	(882,581)	(717,171)
Total	(859,652)	(917,369)	(643,344)
Net cash provided by (used in) financing activities:
Proceeds from short-term borrowings	394,159	255,004	201,658
Proceeds from long-term debt	253,433	785,345	262,248
Total	190,364	(74,440)	76,637
Net increase (decrease) in cash and cash equivalents	$(21,376)	$(222,177)	$105,664

     We incurred capital expenditures of US$903 million, US$912 million, and US$860 million in 2005, 2006 and 2007, respectively. We have financed our substantial capital expenditure requirements through the proceeds received in our global offering, several rounds of private financing, cash flows from operations, and bank borrowings. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows. Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2008. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
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
     As of December 31, 2007, we had US$469.3 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2007 was US$672.5 million, which was primarily due to the loss attributable to holders of ordinary shares of US$19.5 million, a decrease of US$26.9 million in inventories, an increase of US$46.2 million in accounts receivable due to an increase in sales and an increase of US$19.9 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$706.3 million in depreciation and amortization relating to commercial production.
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
     Our net cash provided by operating activities in 2005 was US$648.1 million, which was primarily due to the loss attributable to holders of ordinary shares of US$114.8million, an increase of US$47.2 million in inventories due to the increase in commercial production, an increase of US$72.1 million in accounts receivable due to an increase in sales and an increase of US$26.4 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$769.5 million in depreciation and amortization relating to commercial production.
     Our net cash used in investing activities was US$643.3 million in 2007, US$917.4 million in 2006, and US$859.7 million in 2005. This was primarily attributable to purchases of plant and equipment and land use rights for our mega-fabs in Shanghai and Beijing, and Tianjin fab in these periods as well as costs associated with the Shanghai fab construction.
     Our net cash used in financing activities in 2007 was US$76.6 million. This was primarily derived from US$201.7 million in proceeds from short-term borrowings, US$262.2 million in proceeds from long-

term debt, US$165.7 million in the repayment of short-term borrowings, and US$195.6 million in the repayment of long-term debt.
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
     As of December 31, 2007, we had commitments of US$57.1 million for facilities construction obligations for our facility in Chengdu and the Beijing, Tianjin and Shanghai fabs and US$239.6 million to purchase machinery and equipment for the testing facility in Chengdu, and the Beijing, Tianjin and Shanghai fabs.
     For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”
     As of December 31, 2007, our outstanding long-term liabilities primarily consisted of US$957.0 million in secured bank loans, of which US$340.7 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in June 2007, with the last payment in August 2012.
     2001 Loan Facility (SMIC Shanghai). In December 2001, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. The interest expense incurred in 2006 and 2005 was US$6.6 million and US$16.5 million, respectively, of which US$0.8 million and US$3.6 million were capitalized as additions to assets under construction in 2006 and 2005, respectively. As of December 31, 2007, 2006 and 2005, this facility was fully repaid.
     2004 Loan Facility (SMIC Shanghai). In January 2004, SMIC Shanghai entered into the second phase USD denominated long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2005, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. The interest expense incurred in 2006 and 2005 was US$7.2 million and US$12.5 million, of which US$0.9 million and US$2.7 million were capitalized as additions to assets under construction in 2006 and 2005, respectively. As of December 31, 2006, the borrowing was fully repaid through the Shanghai new USD syndicate loan.
     In connection with the second phase long-term facility arrangement, SMIC Shanghai has a RMB denominated line of credit of RMB235,678,000 (approximately US$28.5 million). In 2005, SMIC Shanghai fully utilized this line of credit, which was then repaid in full prior to December 31, 2005. The interest expenses incurred in 2005 was US$0.03 million.
     2006 Loan Facility (SMIC Shanghai). In June 2006, SMIC Shanghai entered into a new USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. As of December 31, 2007, SMIC Shanghai had fully drawn down on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2007, SMIC Shanghai had repaid US$111.1 million according to the repayment schedule and had early repaid US$95.0 million. In 2007, the interest rate on the loan ranged from 5.74% to 6.46%. The interest expense incurred in 2007 and 2006 was US$17.3 and US$13.5 million, of which $3.3 million and $1.6 million were capitalized as additions to assets under construction in 2007 and 2006, respectively.
     The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$1,883 million as of December 31, 2007.
     The following are covenants contained in the long-term loan agreement entered into in June 2006 which SMIC Shanghai is (unless otherwise waived by the lenders to such agreement) required to comply with.
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
     (b) no more than 1.30x thereafter.
     2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2007, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. The interest rate on this loan facility in 2007 ranged from 6.38% to 7.00%. The principal amount is repayable starting in December 2007 in six semi-annual installments. As of December 2007, SMIC Beijing had repaid the first installment of US$100 million according to the repayment schedule. The interest expense incurred in 2007 and 2006 was US$42.2 million and US$28.5 million, of which US$2.3 million and US$0.5 million were capitalized as additions to assets under construction in 2007 and 2006, respectively.

     The total outstanding balance of SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,058.4 million as of December 31, 2007.
     Any of the following would constitute an event of default for SMIC Beijing (unless otherwise waived by the lenders to such agreement):
     1. [Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)]/ financial expenses < 1; and
     2. (Total liability — borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability —borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).
     2005 Loan Facility (SMIC). On December 15, 2005, we entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The drawdown period of the facility ends on the earlier of (i) twenty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007.
     As of December 31, 2007, SMIC Tianjin had drawdown EUR15.1 million and repaid the first four installments with an aggregated amount of EUR 6.0 million. As of December 31, 2007, the remaining balance is EUR 9.1 million, with the US dollar equivalent of US$13.4 million. In 2007, the interest rate on the loan ranged from 3.95% to 5.87%. The interest expense incurred in 2007 and 2006 were US$0.7 and US$0.3 million of which $0.06 million and $0.07 million was capitalized additions to assets under construction in 2007 and 2006, respectively.
     The total outstanding balance of the facility is collateralized by SMIC Tianjin’s certain plant and equipment at the original cost of EUR 17.8 million as of December 31, 2007.
     As of December 31, 2007, SMIC Shanghai had drawdown EUR 28.4 million and repaid the first installment of EUR 2.8 million. As of December 31, 2007, the remaining balance is EUR 25.6 million, with the US dollar equivalent of US$37.7 million. In 2007, the interest rate on the loan ranged from 4.41% to 4.87%. The interest expense incurred in 2007 was US$0.3 million of which $0.06 million was capitalized additions to assets under construction in 2007.
     The total outstanding balance of the facility is collateralized by SMIC Shanghai’s certain plant and equipment at the original cost of EUR 33.4 million as of December 31, 2007.
     2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan. As of December 31, 2007 SMIC Tianjin had drawn down US$12.0 million from the facility. The remaining amount is available until May 2008. The principal amount is repayable starting from 2010 in six semi-annual installments. In 2007, the interest rate on the loan ranged from 6.03% to 6.58%. The interest expense incurred ended December 31, 2007 was US$0.3 million, of which $0.02 million was capitalized as additions to assets under construction in 2007.
     The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $207.0 million as of December 31, 2007.

     Any of the following with respect to SMIC Tianjin would constitute an event of default for SMIC Tianjin (unless otherwise waived by the lenders to such agreement):
     1. [Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)]/ financial expenses < 1; and
     2. The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
     Short-term Credit Agreements. As of December 31, 2007, we had fifteen short-term credit agreements that provided total credit facilities up to US$484.4 million on a revolving credit basis. As of December 31, 2007, we had drawn down US$107.0 million under these credit agreements and US$377.4 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2007 was US$4.5 million. The interest rate on the loans ranged from 5.37% to 6.44% in 2007.
     We have accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under our 2001 employee stock option plans (the “Stock Option Plans”). At December 31, 2007, 2006, and 2005, we had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil, US$nil, and US$nil, respectively. In 2005, we collected $391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2007 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.
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
Research and Development, Patents and Licenses, etc.
     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$78.9 million in 2005, US$94.2 million in 2006, and US$97.0 million in 2007 on research and development expenses, which represented 6.7%, 6.7%, 6.4%, and 6.3%, respectively, of our sales in those respective years. Our research and development costs include non-recurring engineering costs associated with the ramp-up of a new wafer facility. These research and development costs will subsequently be classified in cost of sales upon commencement of commercial production at that particular wafer facility. We plan to continue to invest significant amounts in research and development in 2008.
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

Tabular Disclosure of Contractual Obligations
     Set forth in the table below are the aggregate amounts, as of December 31, 2007, of our future cash payment obligations under our existing debt arrangements on a consolidated basis:

Contractual	Payments due by period
obligations	Total	Less than 1 year	1 — 3 years	3 — 5 years	After 5 years
	(consolidated)
	(in US$ thousands)

Secured Long-Term Debt(1)	1,047,619	391,947	379,468	276,204	—
Operating Lease Obligations(2)	4,561	581	267	674	3,039
Purchase Obligations(3)	296,635	296,635	—	—	—
Other Long-Term Obligations(4)	227,638	104,138	78,900	44,600	—

Total Contractual Obligations	$1,576,453	$793,301	$458,635	$321,478	$3,039

(1)	Interest was computed using rates in effect on December 31, 2007 within the range of 4.77% to 5.82%.

(2)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.

(3)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(4)	Includes the settlement with TSMC and the other long-term liabilities relating to certain license agreements.
In April 2008, we entered into an agreement to purchase equipment from Cension for approximately US$150 million. This set of equipment will be used for SMIC’s future expansion.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     Members of our board of directors are elected by our shareholders. As of June 15, 2008, our board of directors consists of eight directors.
     The following table sets forth the names of our directors and executive officers, including our founder, as of June 15, 2008. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Name	Age	Position
Directors
Yang Yuan Wang	73	Chairman, Independent Non-executive Director
Richard Ru Gin Chang	60	Founder, President, Chief Executive Officer and Executive Director
Wang Zheng Gang	56	Non-executive Director
Ta-Lin Hsu	65	Independent Non-executive Director
Tsuyoshi Kawanishi	79	Independent Non-executive Director
Henry Shaw	54	Independent Non-executive Director
Lip-Bu Tan	49	Independent Non-executive Director
Jiang Shang Zhou	61	Independent Non-executive Director

Senior Managers

Morning Wu	51	Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant
Marco Mora	49	Chief Operating Officer
James Sung	50	Senior Vice President of Corporate Marketing & Sales Office
Anne Wai Yui Chen	45	Company Secretary, Hong Kong Representative and Compliance Officer
Chairman of the Board, Independent Non-executive Director
Yang Yuan Wang is currently the Chairman and has been a Director since 2001. Professor Wang has more than 41 years of experience related to the semiconductor industry. He is the Chairman of SMIC Shanghai, SMIC Beijing and SMIC Tianjin and is also the Chief Scientist of the Institute of Microelectronics, Peking University, and Academician of Chinese Science Academy. He is a fellow of the Chinese Academy of Sciences, The Institute of Electrical and Electronics Engineers (USA), The Institute of Electrical Engineers (UK) and Chinese Institute of Electronics (China).
Founder, President, Chief Executive Officer and Executive Director
Richard Ru Gin Chang founded our company in April 2000 and is currently President, Chief Executive Officer and Executive Director. Dr. Chang is also a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, Semiconductor Manufacturing International (AT) Corporation, SMIC Solar Cell Corporation and Magnificent Tower Limited. Dr. Chang has over 29 years of semiconductor experience in foundry operations, wafer fabrication and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations of ten semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan. Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York. Dr. Chang received many awards from 2003 to 2006. In 2007, Dr. Chang was recognized as “Chinese Semiconductor Manufacturing Character Of The Year” for the Year 2007. In 2008, Dr. Chang was given the Industry Outstanding Contribution Award while the company garnered the SEMI China Social Contribution Award and was honored with the 2007 Fab Person of the Year award and as Movers and Shakers of China’s semiconductor industry in 2007 by Semiconductor International China.
Non-executive Director
Wang Zheng Gang has been a Director since 2007. Mr. Wang is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited and chairman and managing director of SIIC Management (Shanghai) Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the School of Management of Fudan University with a master’s degree in Economics and has over 31 years experience in enterprise management.
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
Lip-Bu Tan has been a Director since 2002 and is a director of SMIC Tianjin. Mr. Tan is the founder and chairman of Walden International, a venture capital firm. Mr. Tan currently serves on the board of directors of Cadence Design Systems, Inc., Creative Technology Ltd., Flextronics International Ltd., MindTree Ltd. and SINA Corporation, as well as a number of private companies. Mr. Tan received a master’s degree in Nuclear Engineering from the Massachusetts Institute of Technology and a master’s degree in Business Administration from the University of San Francisco.
Jiang Shang Zhou has been a Director since 2006. Mr. Jiang is currently a committee member of Shanghai Committee of Chinese People’s Political Consultive Conference, and an officer and director commissioner of Shanghai State Owned Assets Planning and Investment Committee. Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Mr. Jiang received his master’s degree from Tsing Hua University in Telecommunications and his doctorate degree from .

Senior Management
Morning Wu joined our company as Associate Vice President of Finance and Accounting in January 2003 and was appointed as Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant of the Company as of March 28, 2005. Ms. Wu has over 27 years of experience in the investment and finance field. Prior to joining us, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a license for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. Ms. Wu obtained a bachelor’s degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from the National Taiwan University.
Marco Mora joined our company in 2000 as Vice President of Operations and was named the Chief Operating Officer in November 2003. Mr. Mora has more than 22 years of experience in the semiconductor industry. Prior to joining us, Mr. Mora held management positions with STMicroelectronics N.V., Texas Instruments Italia S.p.A, Micron Technology Italia S.p.A and WSMC. Mr. Mora received a master’s degree in Physics from the University of Milan.
James Sung joined our company as Fellow in Technology Development in 2001 and was appointed as Vice President of Marketing and Sales in 2002. He is currently Senior Vice President of Corporate Marketing and Sales Office in Semiconductor Manufacturing International (Shanghai) Corporation. Dr. Sung has over 21 years of experience in semiconductor industry. Prior to joining SMIC, Dr. Sung has been employed by Etron Technology (Taiwan) as Vice President of Product Development, Vanguard International Semiconductor (Taiwan) as Senior Director of Technology Development and Director of quality reliability assurance, and AT&T Bell Laboratories in Murray Hill, Holmdel, Allentown as CMOS/BiCMOS principle technology researcher for high performance networking applications. Dr. Sung was co-recipient of ISCC Beatrice award in 1994 and an honorable member of Phi-Tau-Phi in 1981. He holds over 60 semiconductor patents. Dr. Sung obtained a bachelor degree and a master degree in Electronic Engineering from National Chiao-Tung University (Taiwan) respectively, and doctorate degree in Electronic Engineering from Princeton University.
Company Secretary
Anne Wai Yui Chen joined our company in 2001 and is our Hong Kong Representative, Company Secretary and Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and had served as the president from 2000 to 2002 and is currently a council member of the Hong Kong Federation of Women Lawyers. Prior to joining us in 2001, she had been a practicing solicitor in Hong Kong since 1987.
No shareholder has a contractual right to designate a person to be elected to our board of directors.
There are no family relationships among any of our directors and executive officers, including our founder.
Director and Executive Compensation
     The aggregate cash compensation that we paid to all of our executive officers as of December 31, 2007 for services rendered to us and our subsidiaries during 2007 was approximately US$856,169. Of this amount, we paid our president and chief executive officer US$195,395 in salary, discretionary bonuses, housing allowances, other allowances and benefits in kind in 2007. We currently do not provide cash compensation to directors that are not employees. Pursuant to an incentive program involving the offering for sale of housing constructed by us to all our directors, employees and certain service providers, we sold one property to each of our five highest paid employees, including our president and chief executive officer, at the same price at which other properties of the same type have been sold by us to other employees under the program. We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required.

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
     As of December 31, 2007, we have granted options to purchase an aggregate of 4,300,000 ordinary shares under our 2004 Stock Option Plan, and awarded an aggregate of 7,456,830 restricted share units under our 2004 Equity Incentive Plan to certain of our directors and executive officers. Both our 2004 Stock Option Plan and the 2004 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers to purchase ordinary shares under the 2004 Stock Option Plan range from US$0.13 to US$0.15 per share. The expiration dates of the options range from November 10, 2009 to September 29, 2016.
     On November 10, 2004, our board of directors issued each independent non-executive and non-executive director as of such date, an option to purchase 500,000 ordinary shares at a price per ordinary share of USD$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. Lai Xing Cai, who resigned as a non-executive director on February 6, 2006, declined this option. As of December 31, 2007, no director has exercised such options. The option granted to Mr. Yen-Pong Jou (who retired as an independent non-executive director at the annual general meeting held on May 30, 2006) lapsed and was cancelled on September 27, 2006.
     In 2005, the Board did not grant options or restricted share units to any non-executive director or independent non-executive director as compensation for their service on the Board. On May 11, 2005, the compensation committee issued to Richard Ru Gin Chang an option to purchase 15,000,000 ordinary shares and an award of 2,000,000 restricted share units. The exercise price per ordinary share underlying the option is US$0.196. The option and the award of restricted share units will expire on May 11, 2015. As of December 31, 2007, none of these options have been exercised, and 75% of the RSUs have vested.
     On September 29, 2006, the Board granted to each director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were vested as to 50% on each of May 30, 2007 and May 30, 2008 respectively and such options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2007, these options have not been exercised. Fang Yao (who resigned as a non-executive director on August 30, 2007) and Jiang Shang Zhou have declined such options.
     On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 restricted share units. Shares under the restricted share units, 50% of such restricted share units were vested on each of May 30, 2007 and May 30, 2008 respectively. On June 3, 2008, 500,000 ordinary shares were issued to Dr. Albert Yu pursuant to the vesting of such restricted share units.
     In 2007, the Board did not grant options or restricted share units to any director as compensation for their service on the Board.

     On April 25, 2004, the compensation committee approved a profit-sharing plan for the benefit of our employees, including our executive officers. Under our profit-sharing plan, a participant who is an employee of the company at the end of a fiscal quarter will be eligible to receive a percentage of our profits for that quarter. No compensation was received by our executive officers in 2005, 2006 and 2007 as a result of their participation in this plan.
Board Practices
Board of Directors
     As of December 31, 2007, our board of directors consisted of nine directors. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting. Our board is divided into three classes with no more than one class eligible for re-election at any annual shareholders meeting.
The Class I directors were elected for a term of three years beginning from June 2, 2008, which is the date of the 2008 annual general meeting of our shareholders. The Class II directors were elected for a term of three years beginning from May 30, 2006, the date of the 2006 annual general meeting our shareholders (the “2006 AGM”). The Class III directors were elected for a term of three years beginning from May 23, 2007, which is the date of the 2007 annual general meeting of our shareholders.
     The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Richard Ru Gin Chang	Ta-Lin Hsu	Tsuyoshi Kawanishi
Henry Shaw	Lip-Bu Tan	Yang Yuan Wang
	Jiang Shang Zhou	Wang Zheng Gang
Dr. Albert Y. C. Yu retired as a Class I independent non-executive director of the Company at our annual general meeting held on June 2, 2008 and did not offer himself for re-election.
     None of our directors has any service contract with our company.
Committees of Our Board of Directors
     Our board of directors has an audit committee and a compensation committee. The composition and responsibilities of these committees are described below.
Audit Committee. As of December 31, 2007, the members of the audit committee were Henry Shaw (co-chairman of audit committee), Lip-Bu Tan (co-chairman of audit committee) and Yang Yuan Wang. None of the members of the audit committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the audit committee. In addition to acting as audit committee member of the company, Mr. Lip-Bu Tan currently also serves on the audit committee of two other publicly traded companies, namely SINA Corporation and Flextronics International Ltd. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our audit committee.
The responsibilities of the audit committee include, among other things:
•	making recommendations to the board of directors concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team, and pre-approving all non-audit services to be provided by our independent auditor;

•	approving the remuneration and terms of engagement of our independent auditor;

•	reviewing reports from our independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between us and the independent auditor;

•	pre-approving the hiring of any employee or former employee of our independent auditor who was a member of the audit team during the preceding two years;

•	reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit department and the quality and effectiveness of our internal controls;

•	reviewing our risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of our legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements.
During 2007, the audit committee reviewed:
•	the financial reports for the year ended December 31, 2006 and the six month period ended June 30, 2007;

•	the quarterly earnings releases and any updates thereto;

•	the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of our financial reports;

•	our budget for 2007;

•	the findings and recommendations of our outside consultants regarding our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	the effectiveness of our internal control structure in operations and financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to the Board;

•	the findings of our risk management committee which assesses risks relating to the company and those of the compliance office, which monitors our compliance with the corporate governance code and insider trading policy;

•	the audit fees and other non-audit fees such as fees relating to transfer pricing, Sarbanes-Oxley Section 404 compliance testing, for our outside auditors; and

•	our outside auditors’ engagement letters
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
Compensation Committee. As of December 31, 2007, the members of our compensation committee were Ta-Lin Hsu (chairman of compensation committee), Tsuyoshi Kawanishi and Lip-Bu Tan. None of these members of the compensation committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the compensation committee.
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
     In 2007, the compensation committee reviewed the total compensation package for Richard Ru Gin Chang, who is our president and chief executive officer and an executive director and awarded Richard Ru Gin Chang an annual salary of US$157,477. In 2006, the compensation committee reviewed and approved the total compensation package for Richard Ru Gin Chang. Based on the compensation committee’s review of our corporate goals for 2006 and comparable total compensation packages for presidents and chief executive officers of other publicly-listed companies in the same or a similar industry, the compensation committee awarded Richard Ru Gin Chang an annual salary of US$155,076. In 2006, the compensation committee granted Dr. Chang the option to purchase five hundred thousand (500,000) ordinary shares under the 2004 Stock Option Plan. As of December 31, 2007, the option has not been exercised.
     In 2005, the compensation committee granted Dr. Chang the option to purchase fifteen million (15,000,000) ordinary shares under the 2004 Stock Option Plan and an award of two million (2,000,000) restricted share units. As of December 31, 2007, the option has not been exercised and 75% of such RSUs have vested.

On September 29, 2006, the Board granted to each director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. 50% of these options were vested on each of May 30, 2007 and May 30, 2008. These options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. Mr. Fang Yao (who resigned as Non-executive Director on August 30, 2007) and Mr. Jiang Shang Zhou have declined such option.
On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. 50% of such restricted share units automatically vested on each of May 30, 2007 and May 30, 2008. On June 3, 2008, 500,000 ordinary shares were issued to Dr. Yu pursuant to the vesting of such restricted share units.
     On November 10, 2004, the board of directors granted to each non-executive director and independent non-executive director, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. Lai Xing Cai (who resigned as an non-executive director on February 6, 2006) has declined such option. As of December 31, 2007, no director has exercised such options. The option granted to Mr. Yen-Pong Jou (who retired as an independent non-executive director at the annual general meeting held on May 30, 2006) lapsed and was cancelled on September 27, 2006.
     In addition to reviewing the remuneration of the non-executive directors and the members of our management, the compensation committee reviewed and approved the granting of stock options and restricted share units pursuant to the terms of the Option Plans in 2007. The compensation committee also reviewed and approved on at least a quarterly basis any exception to the compensation guidelines and leave of absence policy of the Company.
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
Employees
     The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2005	2006	2007
Managers	679	871	916
Professionals(1)	3,648	3,790	4,096
Technicians	4,127	4,804	5,188
Clerical staff	642	583	309

Total(2)	9,096	10,048	10,509

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 283, 275, and 276 temporary and part-time employees in 2005, 2006 and 2007, respectively.
     The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2005	2006	2007
Shanghai	6,232	6,400	6,300
Beijing	1,534	1,827	1,942
Tianjin	1,034	1,073	1,205
Chengdu	261	715	1,023
United States	18	16	18
Europe	7	7	8
Japan	6	7	9
Hong Kong	4	3	4

Total	9,096	10,048	10,509

     Our employees are not covered by any collective bargaining agreements.
Share Ownership
     The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of December 31, 2007:

						Awards of
	Current		Options to Purchase Ordinary Shares			Restricted Share
Name of Director	Shareholding		Number of Options	Exercise Price		Units
Richard Ru Gin Chang	78,069,550	(1)(2)	15,600,000	US$	0.132-US$0.31	500,000
Ta-Lin Hsu	15,300,010	3)	1,000,000	US$	0.132-US$0.22	—

Tsuyoshi Kawanishi	0		2,500,000	US$	0.05 –US$0.22	—
Henry Shaw	0		1,000,000	US$	0.132-US$0.22	—
Lip-Bu Tan	0		1,000,000	US$	0.132-US$0.22	—
Yang Yuan Wang	0		1,000,000	US$	0.132-US$0.22	—
Jiang Shang Zhou	0		0		—	—
Albert Y. C. Yu	1,350,000		500,000	US$	0.132	500,000
Wang Zheng Gang	0		0		—	—

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
     On November 10, 2004, the Board granted to each independent non-executive director and non-executive director as of such date, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options vested on March 19, 2005 and will expire on November 10, 2009. Lai Xing Cai (who resigned as non-executive director on February 6, 2006) has declined this option. As of December 31, 2007, no director has exercised such options. The option granted to Mr. Yen-Pong Jou (who retired as an independent non-executive director at the 2006 AGM) lapsed and cancelled on September 27, 2006.
     On April 7, 2004, the compensation committee issued to Richard Ru Gin Chang an option to purchase 100,000 ordinary shares. The exercise price per ordinary share underlying the option was US$0.31. The option will expire on April 7, 2014. On May 11, 2005, the compensation committee issued to Richard Ru Gin Chang an option to purchase 15,000,000 ordinary shares and an award of 2,000,000 restricted share units. The exercise price per ordinary share underlying the option is US$0.196. The option and the award of restricted share units will expire on May 11, 2015. As of December 31, 2007, none of these options have been exercised and 75% of such RSUs have vested.
     On September 29, 2006, the Board granted to each director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were vested as to 50% on each of May 30, 2007 and May 30, 2008 respectively and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2007, these options have not been exercised. Fang Yao (who resigned as non-executive director on August 30, 2007) and Jiang Shang Zhou have declined such options.
     On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 restricted share units. Shares under the restricted share units automatically vested as to 50% on each of May 30, 2007 and May 30, 2008 respectively. On June 3, 2008, 500,000 ordinary shares were issued to Dr. Yu pursuant to vesting of such restricted share units.
In 2007, the Board did not grant options or restricted share units to any director as compensation for their service on the Board.
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
2001 Stock Plan and 2001 Regulation S Stock Plan
     On March 28, 2001, our board of directors and shareholders adopted our 2001 Stock Plan and our 2001 Regulation S Stock Plan. Under these plans, our directors, employees and consultants are eligible to acquire ordinary shares pursuant to options. At the time of adoption, 250,000,000 post-split ordinary shares were reserved for issuance under the 2001 Stock Plan and 470,000,000 post-split ordinary shares were reserved for issuance under the 2001 Regulation S Stock Plan. On August 27, 2003, our shareholders approved an increase in the number of authorized shares reserved under the plans of 3,438,900 post-split ordinary shares, increasing the total number of authorized shares reserved under the plans to 723,438,900 post-split ordinary shares. On August 27, 2003, September 22, 2003 and December 4, 2003, our shareholders approved additional increases in the number of shares reserved under our 2001 Regulation S Stock Plan of up to 325,000,000, 21,499,990 and 235,089,480 post-split ordinary shares, respectively, which amounts were to be adjusted from time to time to equal 10% of the post-split ordinary shares issuable upon the conversion of all Series C convertible preference shares and Series D convertible preference shares then outstanding. As of December 31, 2007, there were 998,675,840 post-split ordinary shares authorized for issuance under the plans, 331,386,245 post-split ordinary shares subject to outstanding options under the plans and 376,137,074 post-split ordinary shares outstanding from the exercise of options granted under the plans. These plans terminate on December 4, 2013 but may be terminated earlier by our board of directors.
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
2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan
     On April 12, 2001, our board of directors and shareholders adopted our 2001 Preference Shares Stock Plan and our 2001 Regulation S Preference Shares Stock Plan. Under these plans, our directors, employees and consultants were eligible to acquire Series A convertible preference shares prior to the completion of the global offering and ordinary shares upon or following the completion of the global offering, pursuant to options. At the time of adoption, 16,000,000 Series A preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Preference Shares Stock Plan, and 20,000,360 Series A convertible preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Regulation S Preference Shares Stock Plan. On August 19, 2002, our shareholders approved an increase in the number of shares issuable under the plans of 18,000,180 Series A convertible preference shares, increasing the total number of authorized shares reserved under the plans to 54,000,540 Series A convertible preference shares. On August 27, 2003, our shareholders approved a net decrease in the number of shares issuable under the plans of 343,890 Series A convertible preference shares, decreasing the total number of authorized shares reserved under the plans to 53,656,650 Series A convertible preference shares. Upon the conversion of our preference shares into ordinary shares in connection with the global offering, options granted under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan converted into options to purchase ordinary shares. As of December 31, 2007, there were 55,923,000 ordinary shares subject to outstanding options under the plans, and there were 400,747,130 ordinary shares outstanding from the exercise of options granted under the plans. Our board of directors has elected not to grant any further options under these plans.
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
     As of December 31, 2007, options to purchase an aggregate of 861,729,000 ordinary shares in our company had been issued to employees, directors, and other service providers of our company under the 2004 Stock Option Plan. During the year ended 2007, we issued 183,510 ordinary shares upon the exercise of options under the 2004 Stock Option Plan.
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
     As of December 31, 2007, awards to receive an aggregate of up to 297,188,148 ordinary shares in our company pursuant to grants of restricted share units had been issued to employees and other service providers of our company under the 2004 Equity Incentive Plan. During the year ended 2007, we issued 43,253,907 ordinary shares upon the vesting of restricted share units under the 2004 Equity Incentive Plan.
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
     As of December 31, 2007, no ADSs had been issued pursuant to the 2004 Employee Stock Purchase Plan.

Item 7. Major Shareholders
Major Shareholders
     The following table sets forth information regarding the beneficial ownership as of December 31, 2007 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Number of	Percentage
Name of Shareholder	Shares Held	Held
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	208,002,000 (long position)(1)	1.12% (long position)
	1,814,991,340 (long position)(2)	9.78% (long position)
	7,272,563 (long position)(3)	0.04% (long position)

Total:	2,030,265,903 (long position)	10.94% (long position)

Notes:

(1)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(2)	All such ordinary shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of Shanghai Industrial Holdings Limited (“SIHL”). SIHL is an indirect non-wholly owned subsidiary of SIIC which are holding SIHL’s shares through its wholly-owned subsidiaries namely, SIIC CM Development Limited, SIIC Capital (B.V.I.) Limited and Shanghai Investment Holdings Limited, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Director as of December 31, 2007, Wang Zheng Gang, is the Chief Representative of the Shanghai Representative Office of SIHL and chairman and managing director of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(3)	All such ordinary shares are held by SIHL Treasury Limited which is a wholly-owned subsidiary of SIHL.
     Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. No shareholder has voting rights that are different from those of other shareholders.
     As of December 31, 2007, 18,558,919,712 ordinary shares (inclusive of 56,363,511 ADS shares) of our company were outstanding. Of these ordinary shares, 2,818,175,550 shares were registered in the name of J.P. Morgan Chase Bank, the depositary under the deposit agreement. J.P. Morgan has advised us that, as of December 31, 2007, these 56,363,511ADSs, representing 2,818,175,550 ordinary shares, were held of record by 7 U.S. persons. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.
     We do not believe that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Related Party Transactions
          The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the Rules Governing the Listing of Securities on the HKSE (the “HK Listing Rules”) and the rules and regulations promulgated pursuant to the U.S. Securities and Exchange Act of 1934, as amended, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under U.S. GAAP. This section is not applicable under U.S. GAAP since it is not related to financial data.
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
          We recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks. We desire to attract and retain the services of highly qualified individuals to serve the company and, in part, in order to induce such individuals to continue to provide services to the company, we wish to provide for the indemnification and advancing of expenses of its directors as permitted by law and HK Listing Rules.
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
          New Indemnification Agreements. At the 2005 annual general meeting of our shareholders held on May 6, 2005, our shareholders, other than the directors, chief executive officer of the company and their respective Associates (as defined in the HK Listing Rules) approved an amendment to the form of the Original Indemnification Agreements (the “New Indemnification Agreement”). The New Indemnification Agreement reflects the new requirements under Rules 14A.35 of the HK Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the HK Listing Rules). The New Indemnification Agreements superseded the Original Indemnification Agreements which we had previously entered into with any existing directors. The terms of the New Indemnification Agreements are the same as the Original Indemnification Agreements, except that the New Indemnification Agreements are subject to a term of three years and an annual cap (as described below).
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

     For the year ended December 31, 2007, no payment was made to any director under the Original Indemnification Agreements or the New Indemnification Agreements. The term of the New Indemnification Agreements expired on June 2, 2008 (which is the date of our 2008 annual general meeting) and we intend to enter into a services contract containing indemnification provisions with each of our directors.
Item 8. Financial Information
Consolidated Statements and Other Financial Information
     Please see “Item 18. Financial Statements.”
     See “Item 4—Information on the Company—Business Overview—Customers and Markets” regarding the percentage of our sales which are exported from China.
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
     The patent cross-license agreement and settlement agreement are terminable upon a specified breach of the settlement agreement by SMIC. Any such breach may result in the filing of a lawsuit relating to such breach, recommencement or re-filing of the legal proceedings and acceleration of the outstanding monetary payment obligations under the settlement agreement.

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
     TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.
     In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal. That decision is now final and unappealable.
     In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On May 29, 2008, the Supreme Court denied TSMC’s appeal and confirmed the jurisdiction of the Beijing High Court.
     On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and attempted to file additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. Upon the Company’s motion, the California Court struck TSMC’s new claims as procedurally improper, but granted TSMC leave to replead its claims.
     On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.
On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement.
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company will oppose the motion. A hearing has been set on the motion for July 25, 2008.
On June 23, 2008, the Company filed with California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful stealing of trade secrets from SMIC to improve its competitive position against SMIC.
     On June 25, 2008, the Court issued an order denying TSMC’s application for a right to attach order.
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
     Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our wholly owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, our Chinese subsidiaries may only distribute dividends after they have made allowances for:
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
     The table below sets forth the high and low closing prices on the Stock Exchange of Hong Kong and the New York Stock Exchange for the ordinary shares represented by the ADSs, since the completion of the global offering and for the first six months of 2008.

	Stock Exchange of Hong Kong		New York Stock Exchange(1)
	Closing price per ordinary share		Closing price per ADS
	High Price	Low Price	High Price	Low Price
2004
March 17 — March 31	HK$2.47*	HK$2.12	US$15.50	US$13.59
Second Quarter	HK$2.45	HK$1.60	US$15.60*	US$10.47
Third Quarter	HK$1.68	HK$1.48*	US$10.84	US$9.42*
Fourth Quarter	HK$1.94	HK$1.59	US$12.40	US$10.14
2005
First Quarter	HK$1.75*	HK$1.48	US$11.14	US$9.35
Second Quarter	HK$1.71	HK$1.48	US$10.93	US$9.52
Third Quarter	HK$1.75*	HK$1.21	US$11.33*	US$7.83
Fourth Quarter	HK$1.33	HK$1.00*	US$8.46	US$6.68*
2006
First Quarter	HK$1.29*	HK$1.02	US$8.38*	US$6.73
Second Quarter	HK$1.21	HK$1.00	US$7.82	US$6.36
Third Quarter	HK$1.07	HK$0.97	US$6.88	US$6.30
Fourth Quarter	HK$1.03	HK$0.87*	US$6.46	US$5.48*
2007
First Quarter	HK$1.24*	HK$0.87	US$8.30*	US$5.87
Second Quarter	HK$1.24	HK$1.04	US$7.68	US$6.69
Third Quarter	HK$1.18	HK$0.81	US$7.50	US$5.30
Fourth Quarter	HK$1.11	HK$0.71*	US$6.72	US$4.57*

2008
January	HK$0.82	HK$0.61	US$5.15	US$3.95
February	HK$0.68	HK$0.61	US$4.30	US$3.97
March	HK$0.63	HK$0.41	US$4.13	US$2.75
April	HK$0.73	HK$0.48	US$4.24	US$3.07
May	HK$0.69	HK$0.48	US$4.36	US$3.31
June (through June 15)	HK$0.55	HK$0.48	US$3.53	US$3.09

(1)	Each ADS represents 50 ordinary shares.

*	Indicates high and low prices for the fiscal year.

**	Indicates high and low prices for the fiscal quarter.

Item 10. Additional Information
Memorandum and Articles of Association
     The section entitled “Description of Share Capital” in our IPO registration statement is incorporated by reference into this annual report.
     The sections entitled “Item 10-Additional Information-Memorandum and Articles of Association” in our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 26, 2005 and in our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 26, 2006 are incorporated by reference into this annual report. In addition, at the annual general meeting of our shareholders held on June 2, 2008, our shareholders agreed to amend our Articles of Association to provide that a member of our board of directors may be removed by Ordinary Resolution.
Material Contracts
          We provide management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation, which are government-owned foundries. Management service revenues under these arrangements for 2007, 2006 and 2005 were $42,000,000, $4,151,238 and $200,000, respectively.
          In 2007, we sold plant, equipment and other fixed assets with a carrying value of $19,530,909 for $42,300,258 to Cension, which resulted in a gain on sale of $22,769,349. In 2006, we sold plant, equipment and other fixed assets with a carrying value of $19,411,553 for $61,182,652 to Cension, which resulted in a gain on sale of $41,771,099.
          On April 10, 2007, Cension entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of approximately $320 million.
          As part of the Agreement, we provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favour of Elpida. Our guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, we received a guarantee fee from Cension based on 1.5% of the guarantee amount, or $2.4 million. Some 200mm wafer processing equipment purchased under the Agreement, with the total amount of $160 million, was held as collateral under the guarantee. As of December 31, 2007, the carrying amount of the liability related to the guarantee was approximately $2.4 million, which was presented in other current liabilities.
          Of the $320 million of processing equipment (“Equipment”), a portion remained in Hiroshima and continues to be operated by Elpida. We are entitled to the net profit (loss) associated with the ongoing operations of this equipment, net of a guaranteed fixed share of revenue for Elpida, during the transitional period when the equipment acquired by Cension is relocated from Hiroshima to Chengdu.
          On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to US$309.5 million.
          In April 2008, we entered into an agreement with Cension to purchase roughly half of the Equipment from Cension for approximately US$150 million. This set of equipment will be used for SMIC’s future expansion.
          SMIC Shanghai and SMIC Tianjin have entered into long-term loan facilities in 2006 (See Item 5 — Liquidity and Capital Resources on page 55).
     Please also see the section entitled “Litigation” above regarding the settlement agreement into which we entered with TSMC.

Exchange Controls
     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 5.8% of our sales for the year ended December 31, 2005, approximately 2.3% of our sales for the year ended December 31, 2006, and approximately 0.9% of our sales for the year ended December, 31, 2007 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.
Taxation
The following discussion of the material U.S. federal income and Cayman Islands tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and non-U.S. tax laws.
United States Federal Income Taxation
     Except where noted, this summary deals only with the ownership and disposition of the ADSs and ordinary shares that are held as capital assets by U.S. Holders. This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:
•	banks;

•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons liable for the alternative minimum tax;

•	persons who have ceased to be U.S. citizens or to be taxed as resident aliens;

•	persons who own or are deemed to own more than 10% of our voting shares; or

•	U.S. persons whose “functional currency” is not the U.S. dollar.
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
     A U.S. Holder that holds ADSs or ordinary shares is urged to consult its own tax advisor concerning the U.S. federal income tax consequences as well as any consequences arising under the laws of any other taxing jurisdiction (including any U.S. state or locality) or any aspect of U.S. federal gift or estate law in light of the particular circumstances of the U.S. Holder.
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
     Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2007. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2008 and do not expect to become one in the future, although this may change.
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
          If we are a PFIC in any taxable year, unless a mark-to-market election described below is made, U.S. Holders will generally be subject to additional taxes and interest charges on certain “excess” distribution we make and on any gain realized on the disposition or deemed disposition of ADSs or ordinary shares regardless of whether we continue to be a PFIC in the year of the “excess” distribution or disposition. Distributions in respect of a U.S. Holder’s ADSs or ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of the U.S. Holder’s ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period before such taxable year.
          To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in the holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are PFIC, no distribution will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Distributions on ADSs or Ordinary Shares” above.
          If we are a PFIC in any year in which our ADSs or ordinary shares are “marketable”, a U.S. Holder will be able to avoid the “excess” distribution rules described above if such U.S. Holder makes a timely “mark-to-market” election with respect to its ADSs or ordinary shares. The ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange or the Hong Kong Stock Exchange. If this election is made in a timely fashion, the U.S. Holder will generally recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs or ordinary shares on the last day of any taxable year and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss.
          Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Internal Revenue Code of 1986, as amended. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide our U.S. Holders with the information statement necessary to make a QEF election. Accordingly, U.S. Holders will not be able to make or maintain such an election.
     A U.S. Holder is urged to consult its own tax advisors concerning the availability of making a mark-to-market election or a qualified electing fund election and the U.S. federal income tax consequences of holding the ADSs or ordinary shares if we are deemed to be a passive foreign investment company in any taxable year.
     Information Reporting and Backup Withholding. In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions on ADSs or ordinary shares made within the United States and to the proceeds of sales of ADSs or ordinary shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding currently imposed at a rate of 28% may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.
     Any amounts withheld under the backup withholding rules may generally be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.
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
To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than six months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros, and do not qualify for hedge accounting in accordance with SFAS No. 133. As of December 31, 2007, we had outstanding foreign currency forward exchange contracts with notional amounts of US$0.4 million. As of December 31, 2007, the fair value of foreign currency forward exchange contracts was approximately a gain of US$0.5 million, which is recorded in other income and other current assets. We had US$0.4 million of foreign currency exchange contracts outstanding as of December 31, 2007.
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

	As of December 31, 2007
	Expected maturity date
	(in US$ thousands)
	2007	Fair Value
Forward Exchange Agreement (Receive JPY/Pay US$)
Contract Amount	404.1	530.4

Total Contract Amount	404.1	530.4

Cross Currency Swap Fluctuation Risk
          On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The company is primarily exposed to changes in the exchange rate for the Euro.
To minimize the risk, the company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contract does not qualify for hedge accounting in accordance with SFAS No. 133. As of December 31, 2007, the Company had outstanding cross currency swap contracts with notional amounts of US$51.1 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2007, the fair value of cross currency swap contracts was approximately a gain of US$1.0 million, which is recorded in other income and other current assets. We had US$51.1 million of cross currency swap contracts outstanding as of December 31, 2007, all of which will mature in 2012.
Interest Rate Risk
          Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2007. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR rate, while our EUR-denominated loans have interest rates linked to the EURIBOR rates. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2008	2009	2010	2011	2012
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated

Average balance	578,070	239,860	39,050	4,000	—

Average interest rate	5.82%	5.30%	5.08%	5.05%	—
Weighted average forward interest rate	5.82%	5.30%	5.08%	5.05%	—
EUR denominated	38,225	25,392	12,559	4,186	—
Average balance
Average interest rate	5.08%	4.09%	4.74%	4.73%	—
Weighted average forward interest rate	5.78%	5.27%	5.03%	4.95%	—

Item 12. Description of Securities Other Than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages, and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     On March 17 and 18, 2004, we received an aggregate of US$1,017 million from our initial public offering of our ADSs on the New York Stock Exchange and our ordinary shares on the Hong Kong Stock Exchange, respectively. The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333- 112720), filed by us in connection with our initial public offering. As of December 31, 2007, all of the proceeds from the global offering had been used to construct, equip, or increase capacity at our fabs.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     Our Chief Executive Officer and our Acting Chief Financial and Accounting Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). They have concluded that as of December 31, 2007, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.
Management’s Annual Report on Internal Control over Financial Report
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2007 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by our independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in their report (See F-2).
Changes In Internal Control Over Financial Reporting
     In 2007 there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2006 and December 31, 2007.

	2006		2007
Audit Fees	US$	1,460,000	US$	1,533,000
Audit-Related Fees	US$	—	US$	152,358
Tax Fees	US$	33,789	US$	12,935

Total	US$	1,493,789	US$	1,698,293
     Audit fees consist of the standard work associated with U.S. GAAP and statutory audits of our annual financial statements including the review of our quarterly financial results and filings with the Securities and Exchange Commission, Hong Kong Stock Exchange and other regulators.
     Audit-related fees include services relating to our compliance with the requirements of the Sarbanes-Oxley Act and services relating to our resolution of SEC related comments.
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
Item 16D. Exemptions from the Listing Standards of Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table sets for the number of ordinary shares we repurchased from our employees, directors and service providers in 2007 pursuant to the terms of our 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan. Pursuant to the terms of these plans, recipients of stock options to purchase our ordinary shares are entitled to early exercise their options, subject to the Company’s right of repurchase. When employees, directors, or service providers who have early exercised their options terminate their employment with the Company, the Company may repurchase the unvested shares subject to the option, at a price which is the lower of the exercise price of the option and the fair market value of our ordinary shares as of the date of repurchase. Other than repurchases pursuant to our employee stock option plans, the Company has not repurchased any of its outstanding capital stock.

		Average
	Total Number of	Price Paid
Period	Shares Repurchased	per Share
December	292,500	US $0.13

TOTAL	292,500
PART III
Item 17. Financial Statements
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements
     See pages F-1 to F-75.
Item 19. Exhibits

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement *

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank. ****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Ban k of China and Shanghai Pudong Development Bank.****

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.

**	Previously filed as an exhibit to the Registrant’s Form F-1dated February 11, 2004.

***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.

****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Date: June 27, 2008	By:	/s/ Richard Ru Gin Chang
		Name:	Richard Ru Gin Chang
		Title:	President and Chief Executive Officer

Annex A
GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

Cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

CIS	CMOS Image Sensor. CIS can be used in applications such as still and video cameras and embedded cameras in mobile telephones. It is a fast growing imaging sensor technology. The fabrication of CIS is fully compatible with the mainstream CMOS process, which enables system-on-chip capability, low power consumption and low cost of fabrication.

Clean room	Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

Dielectric material	A type of non-conducting material used for isolation purposes between conductors, such as metals.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

FCRAM™	Fast Cycle Random Access Memory. A proprietary form of RAM developed by Fujitsu Limited.

Fill factor	The percentage of LCOS metal surface area used for light reflection as compared to the total surface area. The higher the fill factor, the more light will be reflected from a given surface area.

Flash memory	A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

IDM	Integrated Device Manufacturer.

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminum, doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

I/O	Inputs/Outputs.

LCOS	Liquid Crystal On Silicon. A type of micro-display technology.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Low leakage	Characteristic of a transistor that has a low amount of current leakage. Low leakage allows for power-saving. Low leakage semiconductors are primarily used in applications such as cellular telephones, calculators and automotive applications.

Mask	A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

Mask ROM	A type of non-volatile memory that is programmed during fabrication (mask-defined) and the data can be read but not erased.

Memory	A device that can store information for later retrieval.

Micro-display	A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60-inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MOS	Metal Oxide Semiconductor. A type of semiconductor device fabricated with a conducting layer and a semiconducting layer separated by an insulating layer.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmable memory used for program and data storage, usually used in applications that require only a one-time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Redistribution Layer Manufacturing	The manufacturing process of fabricating additional dielectric and copper interconnect layers to redistribute the pads to new locations on a finished wafer.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

Solder bumping	The fabrication processes of forming solder bump termination electrodes, which are elevated metal structures, or lead free bump termination electrodes.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Stepper	A machine used in the photolithography process in making wafers. With a stepper, a small portion of the wafer is aligned with the mask upon which the circuitry design is laid out and is then exposed to strong light. The machine then “steps” to the next area, repeating the process until the entire wafer has been done. Exposing only a small area of a wafer at a time allows the light to be focused more strongly, which gives better resolution of the circuitry design.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the years ended December 31, 2007, 2006, and 2005

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation:
We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and its subsidiaries (the “Company”) as of December 31, 2007, 2006, and 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule included in Schedule I. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control-based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2007, 2006 and 2005 and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, the Company maintained , in all material aspects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in Note 2(r) to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”. Also, as discussed in Note 2(u) to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation to conform to Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 25, 2008, except for Schedule I, as to which the date is June 18, 2008

Semiconductor Manufacturing International Corporation
CONSOLIDATED BALANCE SHEET
(In US dollars except shares data)

	NOTES	December 31,
		2007	2006	2005

ASSETS
Current assets:
Cash and cash equivalents		$469,284,013	$363,619,731	$585,796,887
Short-term investments	5	7,637,870	57,950,603	13,795,859
Accounts receivable, net of allowances of 4,492,090 ,, $4,048,845 and $1,091,340 at December 31, 2007, 2006 and 2005 respectively	4	298,387,652	252,184,975	241,333,914
Inventories	7	248,309,765	275,178,952	191,237,636
Prepaid expense and other current assets		31,237,755	20,766,945	9,810,591
Receivable for sale of manufacturing equipment		17,321,000	70,544,560	5,490,000
Assets held for sale	8	3,123,567	9,420,729	—

Total current assets		1,075,301,622	1,049,666,495	1,047,464,887

Land use rights, net	9	57,551,991	38,323,333	34,767,518
Plant and equipment, net	10	3,202,957,665	3,244,400,822	3,285,631,131
Acquired intangible assets, net	11	232,195,132	71,692,498	80,667,737
Deferred cost, net	24	70,637,275	94,183,034	117,728,792
Equity investment	12	9,896,398	13,619,643	17,820,890
Other long-term prepayments		2,988,404	4,119,433	2,552,407
Deferred tax assets	17	56,915,172	25,286,900	—

TOTAL ASSETS		$4,708,443,659	$4,541,292,158	$4,586,633,362

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13	$301,992,739	$309,129,199	$262,318,432
Accrued expenses and other current liabilities		150,109,963	97,121,231	92,916,030
Short-term borrowings	15	107,000,000	71,000,000	265,481,082
Current portion of promissory note	14	29,242,000	29,242,001	29,242,001
Current portion of long-term debt	15	340,692,788	170,796,968	246,080,580
Income tax payable		1,152,630	72,417	—

Total current liabilities		930,190,120	677,361,816	896,038,125

Long-term liabilities:
Promissory notes	14	51,057,163	77,601,657	103,254,436
Long-term debt	15	616,294,743	719,570,905	494,556,385
Long-term payables relating to license agreements	16	62,833,433	16,992,950	24,686,398
Other long term liabilities		—	3,333,333	—
Deferred tax liabilities	17	604,770	210,913	—

Total long-term liabilities		730,790,109	817,709,758	622,497,219

Total liabilities		1,660,980,229	1,495,071,574	1,518,535,344

Commitments	21

Minority interest		34,944,408	38,800,666	38,781,863

Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized ;18,558,919,712, 18,432,756,463 and 18,301,680,867 shares issued and outstanding at December 31, 2007, 2006 and 2005, respectively		7,423,568	7,373,103	7,320,673
Additional paid-in capital		3,313,375,972	3,288,765,465	3,291,439,835
Accumulated other comprehensive (loss) income		(1,881)	91,840	138,978
Deferred share-based compensation		—	—	(24,881,919)
Accumulated deficit		(308,278,637)	(288,810,490)	(244,701,412)

Total stockholders’ equity		3,012,519,022	3,007,419,918	3,029,316,155

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,708,443,659	$4,541,292,158	$4,586,633,362

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share data)

	NOTES	Year ended December 31,
		2007	2006	2005

Sales	23	$1,549,765,288	$1,465,322,867	$1,171,318,735
Cost of sales		1,397,037,881	1,338,155,004	1,105,133,544

Gross profit		152,727,407	127,167,863	66,185,191

Operating expenses (income):
Research and development		97,034,208	94,170,750	78,865,306
General and administrative		74,489,877	47,364,533	35,700,768
Selling and marketing		18,715,961	18,231,048	17,713,228
Amortization of acquired intangible assets		27,070,617	24,393,561	20,946,051
Income from sale of plant and equipment and other fixed assets	10	(28,651,446)	(43,121,929)	—

Total operating expenses (income), net		188,659,217	141,037,963	153,225,353

Loss from operations	27	(35,931,810)	(13,870,100)	(87,040,162)

Other income (expense):
Interest income		12,348,630	14,916,323	11,355,972
Interest expense		(37,936,126)	(50,926,084)	(38,784,323)
Foreign currency exchange gain (loss)		11,249,889	(21,912,234)	(3,355,279)
Others, net		2,237,902	1,821,337	4,461,925

Total other expense, net		(12,099,705)	(56,100,658)	(26,321,705)

Loss before income tax		(48,031,515)	(69,970,758)	(113,361,867)

Income tax benefit (expense)	17	29,719,775	24,927,744	(284,867)

Minority interest		2,856,258	(18,803)	251,017

Loss from equity investment	12	(4,012,665)	(4,201,247)	(1,379,110)

Net loss before cumulative effect of a change in accounting principle		(19,468,147)	(49,263,064)	(114,774,827)

Cumulative effect of a change in accounting principle	2	—	5,153,986	—

Net loss		(19,468,147)	(44,109,078)	(114,774,827)

On the basis of net loss before accounting change per share, basic and diluted	19	$(0.00)	$(0.00)	$(0.01)

Cumulative effect of an accounting change per share, basic and diluted	19	$—	$0.00	$—

Loss per share, basic and diluted	19	$(0.00)	$(0.00)	$(0.01)

Shares used in calculating basic and diluted loss per share	19	18,501,940,489	18,334,498,923	18,184,429,255

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In US dollars, except share data)

				Notes	Accumulated
			Additional	receivable	other	Deferred		Total
	Ordinary		paid-in	from	comprehensive	stock	Accumulated	stockholders	Comprehensive
	Share	Amount	capital	stockholder	income (loss)	compensation, net	deficit	equity	income(loss)

Balance at December 31, 2004	18,232,179,139	7,292,872	3,289,757,272	(391,375)	387,776	(51,177,675)	(129,926,585)	3,115,942,285	$96,391,145

Net profit of a subsidiary attributable to minority interest upon injection	—	—	(32,880)	—	—	—	—	(32,880)
Exercise of stock options	75,617,262	30,247	2,371,933	—	—	—	—	2,402,180
Repurchase of restricted ordinary shares	(6,115,534)	(2,446)	(96,583)	—	—	—	—	(99,029)
Collection of note receivables from employees	—	—	—	391,375	—	—	—	391,375
Deferred stock compensation, net	—	—	(559,907)	—	—	26,295,756	—	25,735,849
Net loss	—	—	—	—	—	—	(114,774,827)	(114,774,827)	$(114,774,827)
Foreign currency translation adjustments	—	—	—	—	(192,246)	—	—	(192,246)	(192,246)
Unrealized loss on investments	—	—	—	—	(56,552)	—	—	(56,552)	(56,552)

Balance at December 31, 2005	18,301,680,867	$7,320,673	$3,291,439,835	$—	$138,978	$(24,881,919)	$(244,701,412)	$3,029,316,155	$(115,023,625)

Exercise of stock options	132,744,596	53,098	3,912,210	—	—	—	—	3,965,308
Repurchase of restricted ordinary shares	(1,669,000)	(668)	(57,522)	—	—	—	—	(58,190)
Deferred stock compensation adjustment	—	—	(24,881,919)	—	—	24,881,919	—	—
Share-based compensation	—	—	23,506,847	—	—	—	—	23,506,847
Cumulative effect of a change in accounting principle	—	—	(5,153,986)	—	—	—	—	(5,153,986)
Net loss	—	—	—	—	—	—	(44,109,078)	(44,109,078)	(44,109,078)
Foreign currency translation adjustments	—	—	—	—	(16,885)	—	—	(16,885)	(16,885)
Realized gain on investments	—	—	—	—	(30,253)	—	—	(30,253)	(30,253)

Balance at December 31, 2006	18,432,756,463	$7,373,103	$3,288,765,465	$—	$91,840	$—	$(288,810,490)	$3,007,419,918	$(44,156,216)

Exercise of stock options	126,455,749	50,582	3,988,549	—	—	—	—	4,039,131
Repurchase of restricted ordinary shares	(292,500)	(117)	(21,383)	—	—	—	—	(21,500)
Share-based compensation	—	—	20,643,341	—	—	—	—	20,643,341
Net loss	—	—	—	—	—	—	(19,468,147)	(19,468,147)	(19,468,147)
Foreign currency translation adjustments	—	—	—	—	(93,721)	—	—	(93,721)	(93,721)

Balance at December 31, 2007	18,558,919,712	$7,423,568	$3,313,375,972	$—	$(1,881)	$—	$(308,278,637)	$3,012,519,022	$(19,561,868)

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2007	2006	2005

Operating activities:
Loss attributable to holders of ordinary shares	$(19,468,147)	$(44,109,078)	$(114,774,827)
Less: Cumulative effect of a change in accounting principle	—	(5,153,986)	—

Net loss	(19,468,147)	(49,263,064)	(114,774,827)
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interest	(2,856,258)	18,803	(251,017)
Deferred taxes	(31,234,415)	(25,075,987)	—
Gain on sale of plant and equipment and assets held for sale	(28,651,446)	(43,121,929)	(3,001,881)
Depreciation and amortization	706,277,464	919,616,493	769,471,853
Non-cash interest expense on promissory note and long-term payable relating to license agreements	4,762,343	5,702,607	5,395,177
Amortization of acquired intangible assets	27,070,616	24,393,561	20,946,051
Share-based compensation	20,643,341	23,506,847	25,735,849
Loss from equity investment	4,012,665	4,201,247	1,379,110
Changes in operating assets and liabilities:
Accounts receivable, net	(46,202,677)	(10,851,061)	(72,145,627)
Inventories	26,869,187	(83,941,316)	(47,219,784)
Prepaid expense and other current assets	(9,339,779)	(8,926,442)	(5,172,942)
Accounts payable	19,852,824	24,705,615	26,425,817
Accrued expenses and other current liabilities	2,982,369	(14,722,249)	41,469,028
Income tax payable	1,080,213	72,417	(152,000)
Other long term liabilities	(3,333,333)	3,333,333	—

Net cash provided by operating activities	672,464,967	769,648,875	648,104,807

Investing activities:
Purchase of plant and equipment	(717,170,957)	(882,580,833)	(872,519,397)
Proceeds from government grant to purchase plant and equipment	—	2,208,758	18,538,886
Proceeds from sale of plant and equipment	98,128,041	4,044,702	11,750,109
Proceeds received from sale of assets held for sale	16,476,045	12,716,742	6,434,115
Purchase of acquired intangible assets	(90,090,114)	(9,573,524)	(11,167,883)
Acquisition of minority interest	(1,000,000)	—	—
Purchase of short-term investments	(135,241,799)	(135,058,817)	(19,817,525)
Purchase of equity investment	—	—	(19,200,000)
Sale of short-term investments	185,554,532	90,873,820	26,329,298

Net cash used in investing activities	(643,344,252)	(917,369,152)	(859,652,397)

(Continued)

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2007	2006	2005

Financing activities:
Proceeds from short-term borrowings	201,658,000	255,003,999	394,158,994
Repayment of short-term borrowings	(165,658,000)	(449,485,081)	(219,677,912)
Proceeds from long-term debt	262,247,672	785,344,546	253,432,612
Repayment of long-term debt	(195,628,015)	(635,613,638)	(249,244,093)
Repayment of promissory note	(30,000,000)	(30,000,000)	(30,000,000)
Payment of loan initiation fee	—	(3,596,938)	—
Proceeds from exercise of employee stock options	4,039,131	3,965,308	2,402,180
Collection of notes receivables from employees	—	—	391,376
Proceeds from minority investor (note 1)	—	—	39,000,025
Repurchase of restricted ordinary shares	(21,500)	(58,190)	(99,029)

Net cash provided by (used in) financing activities	76,637,288	(74,439,994)	190,364,153

Effect of exchange rate changes	(93,721)	(16,885)	(192,246)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	105,664,282	(222,177,156)	(21,375,683)
CASH AND CASH EQUIVALENTS, beginning of year	363,619,731	585,796,887	607,172,570

CASH AND CASH EQUIVALENTS, end of year	$469,284,013	$363,619,731	$585,796,887

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$435,109	$164,409	$436,867

Interest paid	$45,322,891	$46,808,533	$47,113,456

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Inception of accounts payable for plant and equipment	$(138,839,513)	$(165,828,795)	$(143,723,643)

Issuance of promissory note for acquired intangible assets	$—	$—	$(132,496,437)

Inception of long-term payable for acquired intangible assets	$(62,833,433)	$(16,992,950)	$(24,686,398)

Inception of receivable for sales of manufacturing equipment and other fixed assets	$17,321,000	$70,544,560	$5,490,000

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
1. Organization and Principal Activities
Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2007 include the following:

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Garrison Consultants Limited (“Garrison”)	Samoa April 5, 2000	100%	Provision of consultancy services

Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation#	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)*	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation (“AT”)	Cayman Islands July 26, 2004	57.3%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	57.3%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Solar Cell) Corporation (“Solar Cell”)	Cayman Islands June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	The PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

SMIC Development (Chengdu) Corporation*#	The PRC December 29, 2005	100%	Construction, operation, and management of SMICD’s living quarter, schools, and supermarket

Magnificent Tower Limited	British Virgin Islands	100%	Investment holding

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

	January 5, 2006

Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands April 26, 2007	100%	Investment holding

SMIC Solar Cell (HK) Company Limited (formerly known as “Regent Century Limited”) (“SMIC Solar Cell (HK)”)	Hong Kong October 23, 2007	100%	Investment holding

SMIC AT (HK) Company Limited (formerly known as “Brilliant Ford Limited”) (“SMIC AT (HK)”)	Hong Kong October 22, 2007	57.3%	Investment holding

SMIC Shanghai (HK) Company Limited (formerly known as “Hill Wealth Limited”) (“SMIC SH (HK)”)	Hong Kong November 1, 2007	100%	Investment holding

SMIC Beijing (HK) Company Limited (formerly known as “Best Harvest Holdings Limited”) (“SMIC BJ (HK)”)	Hong Kong November 2, 2007	100%	Investment holding

SMIC Tianjin (HK) Company Limited (formerly known as “Wisdom Faith Limited”) (“SMIC TJ (HK)”)	Hong Kong November 2, 2007	100%	Investment holding

SMIC Shanghai (Cayman) Corporation (“SMIC SH (Cayman)”)	Cayman Islands November 8, 2007	100%	Investment holding

SMIC Beijing (Cayman) Corporation (“SMIC BJ (Cayman)”)	Cayman Islands November 8, 2007	100%	Investment holding

SMIC Tianjin (Cayman) Corporation (“SMIC TJ (Cayman)”)	Cayman Islands November 8, 2007	100%	Investment holding

*	Companies registered as wholly foreign-owned enterprises in the PRC.

#	For identification purposes only
Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks.
In 2004, the Company incorporated AT and SMICD, a wholly owned subsidiary of AT. In 2005, AT issued redeemable convertible preference shares to a third party for cash consideration of $39 million, representing 43.33% equity interest of AT. In 2007, AT repurchased part of the preference shares with $1 million from a minority shareholder, and equity interest of the minority shareholders in AT decreased to 42.70% as of December 31, 2007.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
2. Summary of Significant Accounting Policies
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
(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, impairment on long-lived assets, accruals for sales adjustments, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates.
(d) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
(e) Investments
Short-term investments consisting primarily of debt instruments, mutual funds, corporate notes and corporate bonds are classified either as held to maturity, available for sale or trading securities.
Held to maturity securities have been recorded at amortized cost.
Available for sale securities have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
operations as other expenses. The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled.
Trading securities are recorded at fair value with unrealized gains and losses classified in earnings.
(f) Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.
The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.
(g) Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition.
Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand. In 2007, 2006 and 2005, inventory was written down by $22,676,608, $16,106,471 and $13,808,698, respectively, to reflect the lower of cost or market.
(h) Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreements, which range from 50 to 70 years.
(i) Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5-7 years

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)

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
(j) Acquired intangible assets
Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 3 to 10 years.
(k) Impairment of long-lived assets
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
(l) Revenue recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products.
Customers have the right of return within one year pursuant to warranty and sales return provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.
The Company was contracted to provide management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collection is reasonably assured.
(m) Capitalization of interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of $7,697,890, $4,798,002 and $7,617,123, in 2007, 2006 and 2005, respectively, has been added to the cost of the underlying assets during the respective year. Net interest expense is as follows:

	For the year ended December 31
	2007	2006	2005

Total actual interest expense	$72,686,950	$78,120,699	$50,392,052
Less: Government subsidy	27,083,604	22,396,613	3,990,606
Less: Capitalized interest	7,667,220	4,798,002	7,617,123

Net interest expense	$37,936,126	$50,926,084	$38,784,323

(n) Government subsidies
The Company receives government subsidies in the following five forms:
(1) Reimbursement of certain interest costs incurred on borrowings
The Company received government cash subsidies of $27,083,604, $13,878,353 and $12,390,652 in 2007, 2006 and 2005, respectively, which were calculated based on the interest expense on the Company’s budgeted borrowings. The Company recorded, on an accrual basis, government subsidies as a reduction of interest expense.
(2) Value added tax refunds

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
The Company received subsidies of nil, $82,960 and $3,747,951 in 2007, 2006 and 2005, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the cost of sales.
(3) Sales tax refunds
The Company received sales tax refunds of nil, $97,079 and $609,461 in 2007, 2006 and 2005, respectively, which were recorded as an offset of sales tax expense, a component of the general and administrative expenses.
(4) Government awards
The Company received government awards of $5,058,722, $11,886,551 and $3,270,242 in the form of reimbursement of certain expenses in 2007, 2006 and 2005, respectively. These awards were recorded as reduction of expenses accordingly.
(5) Government subsidy for fab construction
Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.
The Company has received a subsidy of $2,208,758 in 2006 as a reimbursement of land use right payment, which has been used to offset the cost of the land use right.
The Company has received a subsidy of $18,538,886 in 2005, which was used to offset the account of plant and equipment as they were strictly related to the construction of an assembly and testing plant.
(o) Research and development costs
Research and development costs are expensed as incurred.
(p) Start-up costs
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

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.
(q) Foreign currency translation
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
The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of stockholders’ equity and comprehensive income (loss).
(r) Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (“FIN 48”), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The adoption of FIN 48 did not have any material impact on the Company’s financial position or results of operations.
(s) Comprehensive income (loss)
Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized gains (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of stockholders’ equity and comprehensive income (loss).
(t) Fair value of financial instruments
Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings, promissory note, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables and receivables for sale of equipments. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term promissory notes and payables relating to license agreements exceeded its fair value by approximately $1,026,000 as of December 31, 2007. The carrying value of long-term debt approximates its fair value due to variable interest rates that approximate market rates.
(u) Share-based compensation
The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, (“SFAS 123”), “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” As a result, prior to January 1, 2006, no expense was recognized for options to purchase the Company’s ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services.
Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation.
As a result of adopting SFAS 123(R) on January 1, 2006, the Company recognized a benefit of $5.2 million as a result of the cumulative effect of a change in accounting principle, which reflects the forfeiture rate applied on the unvested portion of the stock options. Basic and diluted net loss per share for the year ended December 31, 2006 would have been $0.0025.
The Company’s total actual share-based compensation expense for the year ended December 31, 2007, 2006 and 2005 was $20,643,341, $23,506,847, and $25,735,849, respectively.
Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, for the periods prior to January 1, 2006, the Company’s pro forma loss would have been as follows:

Year ended
December 31,
2005

Loss attributable to holders of ordinary shares	$(114,774,827)
Add: Stock compensation as reported under APB 25	25,735,849
Less: Stock compensation determined using the fair value method under SFAS 123	(32,997,627)

Pro forma loss attributable to holders of ordinary shares	$(122,036,605)

Loss per share:
Basic-pro forma	$(0.01)
Diluted-pro forma	$(0.01)

Basic-as reported	$(0.01)
Diluted-as reported	$(0.01)
(v) Derivative financial instruments
The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
(w) Recently issued accounting standards
In September 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial position or results of operations.
In February 2007, the FASB issued Statement No. 159, “Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company on January 1, 2008, as earlier adoption was not elected. The Company does not expect the adoption of SFAS 159 to have a material impact on the Company’s consolidated financial position or results of operations.
In December 2007, the FASB issued Statement No. 141 (revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is applicable to the Company’s business combinations, if any, occurring after January 1, 2009. SFAS 141(R) has no impact on previously consummated business combinations. The Company is currently evaluating the impact, if any, of the statement on its consolidated financial statements.
In December 2007, the FASB issued Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements,” an amendment of ARB 51 (“SFAS 160”). SFAS 160 requires non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 160 also requires that when a parent company acquires control of a subsidiary, it must include 100% of the fair value of all the

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
acquired company’s assets and liabilities in its consolidated financial statements. SFAS 160 is effective for us on January 1, 2009. SFAS 160 is to be applied prospectively to business combinations; certain disclosure and presentation requirements are to be applied retrospectively upon adoption. The Company is currently evaluating the impact, if any, of the statement on its consolidated financial statements.
(x) Income (loss) per share
Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
3. Change In Accounting Estimate
Prior to January 1, 2007, all manufacturing machinery and equipment were depreciated over estimated useful lives of 5 years. From January 1, 2007 onwards, the Company re-evaluated the periods over which the equipment is available to use and extended the estimated useful lives of manufacturing machinery and equipment based on historical usage experience and industry practices. The useful lives of manufacturing machinery and equipment used in the wafer manufacturing processing were changed from 5 years to a 5 to 7 years range. The effect of change in accounting estimate is a decrease in depreciation of $248,218,139 for the year ended December 31, 2007.
4. Accounts Receivable, Net of Allowances
The Company determines credit terms for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.
An aging analysis of accounts receivable, net of allowance for doubtful accounts, is as follows:

	2007	2006	2005

Current	$249,489,644	$213,539,198	$192,303,054
Overdue:
Within 30 days	39,131,577	31,611,729	38,017,540
Between 31 to 60 days	6,107,866	5,879,705	2,528,249
Over 60 days	3,658,565	1,154,343	8,485,071

	$298,387,652	$252,184,975	$241,333,914

Allowance for doubtful accounts	$(4,492,090)	$(4,048,845)	$(1,091,340)

The change in the allowance for doubtful accounts is as follows:

	2007	2006	2005

Balance, beginning of year	$4,048,845	$1,091,340	$1,105,165
Provision of the year	486,920	2,957,505	(13,825)
Write-offs in the year	(43,675)	—	—

Balance, end of year	$4,492,090	$4,048,845	$1,091,340

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
5. Short-term Investments
Held-to-maturity security

December 31, 2007
		Gross	Gross
		unrealized	unrealized
	Amortized Cost	gains	losses	Fair value

Debt instruments	$7,637,870	$—	$—	$7,637,870

Available-for-sale security
The following is a summary of short-term available-for-sale listed securities:

December 31, 2006
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value

Mutual fund	$52,866,825	$—	$—	$52,866,825

	December 31, 2005
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value

Commercial paper	$3,482,033	$9,450	$—	$3,491,483
Mutual fund	10,283,573	20,803	—	10,304,376

	$13,765,606	$30,253	$—	$13,795,859

     Trading Security
As of December 31, 2006, the Company also held certain trading securities with costs of US$5,000,000 and fair value of US$5,083,778.
The change in unrealized gain (loss) is as follows:

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)

	2007	2006	2005
Unrealized gain (loss), beginning of year	$—	$30,253	$86,805
Gain realized in the year	—	(30,253)	—
Unrealized gain (loss) in the year	—	—	(56,552)

Unrealized gain (loss), end of year	$—	$—	$30,253

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
6. Derivative Financial Instruments
     The Company has the following notional amount of derivative instruments:

	December 31
	2007	2006	2005

Forward foreign exchange contracts	$404,103	$35,660,177	$245,622,512
Interest rate swap contracts	51,057,531	265,947,874	340,000,000

	$51,461,634	$301,608,051	$585,622,512

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2007, 2006 and 2005, gains and losses on the foreign currency forward exchange contracts were recognized in the statement of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents

As of December 31, 2007
Renminbi	2,950,400	$404,103

As of December 31, 2006
Japanese Yen	4,235,537,500	$35,660,177

As of December 31, 2005
Japanese Yen	22,097,665,000	$188,659,310
European Euro	47,900,000	56,881,250
Renminbi	661,400	81,952

		$245,622,512

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
In 2006 and 2005, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The interest rate swap contracts did not qualify for hedge accounting. In 2006 and 2005, gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006 and 2005, the Company had outstanding interest rate swap contracts with notional amounts of $250,000,000 and $340,000,000, respectively.
In addition to the abovementioned interest rate swap contracts, in 2007 and 2006, the Company entered into a cross-currency interest rate swap agreement to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting. In 2007 and 2006, gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2007 and 2006, the Company had outstanding cross-currency interest rate swap contracts with notional amounts of $51,057,531 and $15,947,874, respectively.
The fair values of each derivative instrument are as follows:

	December 31
	2007	2006	2005

Forward foreign exchange contracts	$530,354	$(2,694,415)	$(2,607,714)
Interest rate swap contracts	1,003,275	(5,317,837)	(1,270,811)

	$1,533,629	$(8,012,252)	$(3,878,525)

As of December 31, 2007, the fair value of the derivative instruments was recorded in prepaid expense and other current assets, and as of December 31, 2006 and 2005, the fair value of these derivative instruments was recorded in accrued expenses and other current liabilities, with the change in fair value of forward foreign exchange contracts recorded as part of other income (expense) and the change in fair value of interest rate swap contract and cross currency interest rate swap contracts recorded as part of interest expense.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
7.	Inventories

	2007	2006	2005

Raw materials	$83,645,656	$89,431,781	$55,697,982
Work in progress	139,959,481	150,506,509	115,210,052
Finished goods	24,704,628	35,240,662	20,329,602

	$248,309,765	$275,178,952	$191,237,636

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
8.	Assets Held For Sale
Assets held for sale represent residential real estate that the Company has constructed for its employees.
In 2007, the Company sold residential real estate units with a carrying value of $8,402,962 for $12,599,790, which resulted in a gain on sale of $4,196,828. Meanwhile, the Company has reclassified the remaining unsold real estate units of $1,017,767 of 2006 to land use rights and plant and equipment. Accordingly, the Company recorded a cumulative adjustment for depreciation expense of $39,343, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights and plant and equipment. In addition, the Company decided to offer employees another 42 residential real estate units, and classified the $3,123,567 carrying value as assets held for sale, among which, none have been sold out up to December 31, 2007.
In 2006, the Company decided to offer employees additional 381 residential real estate units, and classified the $17,097,675 carrying value as assets held for sale. Meanwhile, the Company sold residential real estate units with a carrying value of $7,676,946 for $8,934,560, which resulted in a gain on disposal of $1,257,614. The remaining balances of assets held for sale as of December 31, 2006 was $9,420,729, representing 213 sets of residential real estate units.
In 2005, the Company sold residential real estate units with a carrying value of $1,679,818 for $2,322,409, which resulted in a gain on sale of $642,591. Meanwhile, the Company had reclassified the remaining unsold real estate units of $152,154 to land use rights and plant and equipment. Accordingly, the Company recorded a cumulative adjustment for depreciation expense of $7,352, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights and plant and equipment. No residential real estate was classified as assets held for sale as of December 31, 2005.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
9.	Land Use Rights, Net

	2007	2006	2005

Land use rights (50-70 years)	$62,410,846	$42,485,856	$38,504,311
Less: accumulated amortization	(4,858,855)	(4,162,523)	(3,736,793)

	$57,551,991	$38,323,333	$34,767,518

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
10. Plant and Equipment, Net

	2007	2006	2005

Buildings	$283,153,927	$269,721,109	$212,205,753
Facility, machinery and equipment	470,434,074	435,112,058	382,928,570
Manufacturing machinery and equipment	5,035,366,468	4,539,566,491	3,810,671,778
Furniture and office equipment	67,835,774	61,979,029	75,696,024
Transportation equipment	1,750,734	1,666,185	1,581,493

	5,858,540,977	5,308,044,872	4,483,083,618
Less: accumulated depreciation	(2,930,088,762)	(2,314,667,455)	(1,515,923,860)
Construction in progress	274,505,450	251,023,405	318,471,373

	$3,202,957,665	$3,244,400,822	$3,285,631,131

In 2007, the Company sold plant, equipment and other fixed assets with a carrying value of $35,323,389 for $63,974,835, which resulted in a gain on sale of $28,651,446. In 2006, the Company sold plant, equipment and other fixed assets with a carrying value of $34,231,116 for $77,353,045, which resulted in a gain on sale of $43,121,929.
The plant and equipment was sold to a government-owned foundry based in Chengdu, Sichuan province, to which SMIC is also contracted to provide management services. (See Note 20).

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
11.	Acquired Intangible Assets, Net

	2007	2006	2005

Technology, Licenses and Patents
Cost:	$322,435,363	$134,862,112	$119,443,790

Accumulated Amortization:	(90,240,231)	(63,169,614)	(38,776,053)

Acquired intangible assets, net	$232,195,132	$71,692,498	$80,667,737

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $187,573,251, $15,418,322 and $23,878,489 in 2007, 2006 and 2005, respectively.
The Company recorded amortization expense of $27,070,617, $24,393,561 and $20,946,051 in 2007, 2006 and 2005 respectively. The Company will record amortization expenses related to the acquired intangible assets of $35,198,009, $33,623,985, $27,005,118, $23,783,047, and $18,648,724 for 2008, 2009, 2010, 2011 and 2012, respectively.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
12. Equity Investment

	December 31, 2007
	Carrying	% of
	Amount	Ownership

Toppan SMIC Electronics (Shanghai) Co., Ltd.	$9,606,978	30.0
Others	$289,420	10.8

	9,896,398

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.
In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing its 30% ownership. In 2007, 2006 and 2005, the Company recorded $4,012,665, $4,201,247 and $1,379,110, respectively, as its share of the net loss of the equity investment. As of December 31, 2007, the share of net loss of the equity investment balance to be carried forward amounted to $9,593,022.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
13. Accounts Payable
An aging analysis of the accounts payable is as follows:

	2007	2006	2005

Current	$223,527,856	$238,864,239	$209,142,167
Overdue:
Within 30 days	46,571,502	43,364,820	22,479,945
Between 31 to 60 days	10,226,533	9,594,873	4,593,542
Over 60 days	21,666,848	17,305,267	26,102,778

	$301,992,739	$309,129,199	$262,318,432

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
14. Promissory Note
In 2005, the Company reached a settlement and license agreement with TSMC as detailed in Note 24. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $30,000,000 and $30,000,000 in 2007 and 2006 respectively. The outstanding promissory notes are as follows:

	December 31, 2007
Maturity	Face value	Discounted value
2008	$30,000,000	$29,242,001
2009	30,000,000	28,259,668
2010	25,000,000	22,797,495

	85,000,000	80,299,164

Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$55,000,000	$51,057,163

In 2007, 2006 and 2005, the Company recorded interest expense of $3,455,506, $4,347,221 and $4,527,146 respectively, relating to the amortization of the discount.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
15. Indebtedness
Short-term and long-term debts are as follows:

	2007	2006	2005

Short-term borrowings from commercial banks (a)	$107,000,000	$71,000,000	$265,481,082

Long-term debt by contracts (b):
Shanghai phase I USD syndicate loan	$—	$—	$259,200,000
Shanghai phase II USD syndicate loan	—	—	256,481,965
Shanghai new USD syndicate loan	393,910,000	274,420,000	—
Beijing USD syndicate loan	500,020,000	600,000,000	224,955,000
EUR syndicate loan	51,057,531	15,947,873	—
Tianjin USD syndicate loan	12,000,000	—	—

	$956,987,531	$890,367,873	$740,636,965

Long-term debt by repayment schedule:
2008	$340,692,788
2009	351,042,788
2010	213,642,788
2011	43,422,779
2012	8,186,388

	956,987,531

Less: current maturities of long-term debt	340,692,788

Non-current maturities of long-term debt	$616,294,743

(a)	Short-term borrowings from commercial banks

As of December 31, 2005, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $431 million on a revolving credit basis. As of December 31, 2005, the Company had drawn down approximately $265 million under these credit agreements and approximately $166 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2005 was $8,987,676. The interest rate on the loans ranged from 2.99% to 5.73% in 2005.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $474 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down $71 million under these credit agreements and $403 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2006 was $8,471,823. The interest rate on the loans ranged from 3.62% to 6.52% in 2006.

As of December 31, 2007, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $484 million on a revolving credit basis. As of December 31, 2007, the Company had drawn down $107 million under these credit agreements and $377 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2007 was $4,537,200. The interest rate on the loan ranged from 5.37% to 6.44% in 2007.

(b)	Long-term debt

Shanghai Phase I USD syndicate loan:

In December 2001, SMIS entered into the Shanghai Phase I USD syndicate loan with a syndicate of financial institutions based in the P.R.C. for $432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIS had fully utilized the loan amount. The interest payment was due on a semi-annual basis in June and December. The principal amount was repayable starting from March 2005 in five semi-annual installments of $86,400,000. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. As of December 31, 2006, the borrowing was fully repaid through the Shanghai new USD syndicate loan. The interest expense incurred in 2006 and 2005 was $6,587,140 and $16,499,858, respectively, of which $783,538 and $3,631,872 were capitalized as additions to assets under construction in 2006 and 2005, respectively.

Shanghai Phase II USD syndicate loan

In January 2004, SMIS entered into the Shanghai Phase II USD syndicate loan for $256,481,965 with the same financial institutions as the Shanghai Phase I USD syndicate loan. As of December 31, 2005 and 2004, SMIS had fully utilized the loan. The interest payment was due on a semi-annual basis in March and September. The principal amount was repayable starting from

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
March 2006 in seven semi-annual installments of $36,640,286. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest expense incurred in 2006 and 2005 was $7,185,813 and $12,470,302 of which $854,749 and $2,743,173 were capitalized as additions to assets under construction in 2006 and 2005, respectively. As of December 31, 2006, the borrowing was fully repaid through the Shanghai new USD syndicate loan.

In connection with Shanghai Phase II USD syndicate loan, SMIS obtained a RMB denominated line of credit of RMB 235,678,000 ($28,476,030). In 2005, SMIS fully utilized the facility and then repaid in full prior to December 31, 2005. The interest expense incurred in 2005 was $25,625.

Shanghai new USD syndicate loan

In June, 2006, SMIS entered into the Shanghai new USD syndicate loan with the aggregate principal amount of $600,000,000, with a consortium of international and PRC banks. Of this principal amount, $393,000,000 was used to repay the principal amount outstanding under SMIS’s Phase I and Phase II USD syndicate loans. The remaining principal amount was available to be used to finance future expansion and general corporate requirements of SMIS. The remaining facility balance was available for drawdown until December 2007. As of December 31, 2007 and 2006, SMIS had drawn down $600,000,000 and $393,000,000 from this facility respectively. The principal amount is repayable starting from December 2006 in ten semi-annual installments. In December 2006, SMIS had paid the first installment of $23,580,000 according to the repayment schedule and had repaid an additional $95,000,000. In 2007, the Company repaid $87,510,000 according to the repayment schedule. As of December 31, 2007 and 2006, the outstanding balance of this borrowing was $393,910,000 and $274,420,000, respectively. In 2007, the interest rate on the loan ranged from 5.74% to 6.46%. The interest expense incurred in 2007 and 2006 was $17,260,814 and $13,522,886, of which $3,308,444 and $1,624,224 were capitalized as additions to assets under construction in 2007 and 2006, respectively.

The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment with an original cost of $1,883 million as of December 31, 2007.

Beijing USD syndicate loan

In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIB’s fabs. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2007, 2006 and 2005, the outstanding balance was $500,020,000, $600,000,000 and $224,955,000, respectively, on this loan facility. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. In December 2007, SMIB had repaid the first installment of $99,980,000 according to the repayment schedule. In 2007, the interest rate range on the loan ranged from 6.38% to 7.00%. The interest expense incurred in 2007, 2006 and 2005 was $42,183,106, $28,525,628 and $3,991,080, of which $2,342,794, $450,516 and $879,906 were capitalized as additions to assets under construction in 2007, 2006 and 2005, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by certain plant and equipment with an original cost of $1,058 million as of December 31, 2007.

EUR syndicate loan

On December 15, 2005, the Company entered into the EUR syndicate loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 26 months after the effective date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006.

In 2007 and 2006, SMIS and SMIT had drawn down EUR 28,390,000 ($41,863,894), and EUR 15,122,775 ($19,934,841), respectively. SMIS and SMIT repaid an aggregated amount of EUR 5,863,555 ($8,173,357), and EUR 3,024,555 ($3,986,968) in 2007 and 2006, respectively. As of December 31, 2007 and 2006, the outstanding balance was EUR 34,624,665 ($51,057,531) and EUR 12,098,220 ($15,947,873). In 2007, the interest rate loan ranged from 3.95% to 5.87%. The interest expense incurred in 2007 and 2006 was $996,706 and $279,908, of which $82,036 and $65,072 were capitalized as additions to assets under construction in 2007 and 2006, respectively.

The total outstanding balance of the facility is collateralized by certain plant

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
and equipment at the original cost of EUR 17.8 million for SMIT and EUR 33.4 million for SMIS as of December 31, 2007.

Tianjin USD syndicate loan

In May 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fabs. In 2007, SMIT had drawn down $12,000,000 from this loan facility. The principal amount is repayable starting from starting from 2010 in six semi-annual installments. In 2007, the interest rate range on the loan ranged from 6.03% to 6.58%. The interest expense incurred in 2007 was $285,253, of which $24,344 was capitalized as additions to assets under construction in 2007.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $207.0 million as of December 31, 2007.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company has complied with these covenants (unless otherwise waived by the lenders to such agreement).

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
16. Long-term Payables Relating to License Agreements
The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2007 are as follows:

		December 31, 2007
Maturity	Face value	Discounted value

2008	$74,137,877	$72,702,119
2009	48,900,000	45,826,940
2010	14,400,000	12,666,331
2011	5,200,000	4,340,162

	142,637,877	135,535,552
Less: Current portion of long-term payables	74,137,877	72,702,119

Long-term portion of long-term payables	$68,500,000	$62,833,433

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates ranging from 3.45% to 4.94%.
The current portion of other long-term payables is recorded as part of “accrued expenses and other current liabilities” in the balance sheet.
In 2007, 2006 and 2005, the Company recorded interest expense of $1,511,880, $1,355,386 and $868,032 relating to the amortization of the discount.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
17. Income Taxes
The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to Several Policies to Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the PRC State Council on June 24, 2000, together with other ancillary laws and regulations, accredited integrated circuit production enterprises in the PRC are entitled to preferential tax treatment similar to that granted to foreign investments in the energy and communication industries. SMIS, SMIB, and SMIT have met such accreditation requirements and are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction from an applicable tax rate of 15% for the succeeding five years. SMIS is in the fourth year of receiving exemption from FEIT. As of December 31, 2007, SMIB and SMIT are still in a cumulative operating loss.
According to PRC tax regulations, SMICD and Energy Science are entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. As of December 31, 2007, SMICD is still in a cumulative operating loss, while the Energy Science subsidiary has made cumulative profit and began its first year of exemption from FEIT.
On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which became effective on January 1, 2008. The Company’s PRC subsidiaries will measure and pay enterprise income tax pursuant to the New Tax Law. Under the New Tax Law, Foreign Invested Enterprises and domestic companies are subject to a uniform tax rate of 25%. The New Tax Law provides a five-year transition period from its effective date for enterprises, which were established before the promulgation date of the New Tax Law and were entitled to a preferential lower tax rate under the then effective tax laws or regulations. SMIS, SMIB, and SMIT are subject to the transition rule provided by the New Tax Law and related regulations and have calculated their deferred tax balances according to the stipulated progressive rate from the reduced rate of 15% to the uniform tax rate of 25% from 2008 to 2012.
According to the New Tax Law, entities qualified as high-technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. SMICD and Energy Science will apply for status as high-technology companies and until the subsidiaries receive

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
official approval for this status, SMICD will be subject to the income tax rate of 25% starting from 2008, while Energy Science would be subject to the stipulated progressive rate from the reduced rate of 15% to the uniform tax rate of 25% from 2008 to 2012.
In addition, based on the New Tax Law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax rate reduction or exemption , but has not been fully profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its tax exemption in 2008, the same year that the New Tax Law goes into effect. As such, SMIB, SMIT, and SMICD may begin their tax exemption in 2008 even if they are not yet cumulatively profitable at that time. As a result, SMIB and SMIT will be exempted from income tax from 2008 to 2012, and entitled to a 50% tax rate reduction for the succeeding five years from 2013 to 2017, while SMICD will be exempted from income tax for 2008 to 2009, and entitled to a 50% tax rate reduction for the succeeding three years from 2010 to 2012.
On February 22, 2008, the PRC government promulgated Caishui 2008 No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies ( the “Notice”). Pursuant to the Notice, integrated circuit production enterprises whose total investment exceeds RMB 8,000 million (approximately US$1,095 million) or whose integrated circuits have a line-width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period of the Entity is expected to be more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first year of positive accumulated earnings and a 50% reduction for the following five years. SMIS, SMIB, and SMIT have met such accreditation requirements and are entitled to a preferential tax rate of 15%.
The Company’s other subsidiaries are subject to respective local income tax laws, including those of the United States of America, Europe, Japan and Hong Kong. In 2007, 2006 and 2005, the Company’s US subsidiary had recorded current income tax expense of $163,604, $31,030 and $223,846, respectively. In 2007, 2006 and 2005, the Company’s European subsidiary had recorded current income tax expense of $181,451, $112,671 and $46,981, respectively. In 2007, the Company recorded income tax expense of $1,149,983 for the service income generated in Japan, while the Company had minimal taxable income in 2006 and 2005 in Japan. In 2007, the Company had minimal taxable income in Hong Kong.
The provision for income taxes by location of the tax jurisdiction for the year ended December 31, 2007, 2006 and 2005 are as follows:

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)

	December 31
	2007	2006	2005

PRC
—Current	$19,602	$4,542	$14,040
—Deferred	(31,234,415)	(25,075,987)	—

Other jurisdictions
—Current	$1,495,038	$143,701	$270,827
—Deferred	—	—	—

	$(29,719,775)	$(24,927,744)	$284,867

The income (loss) before income taxes by location of the tax jurisdiction for the year ended December 31, 2007, 2006 and 2005 are as follows:

	December 31
	2007	2006	2005

PRC	$51,906,337	$46,806,662	$1,415,172
Other jurisdictions	(99,937,852)	(116,777,420)	(114,777,039)

	$(48,031,515)	$(69,970,758)	$(113,361,867)

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
Details of deferred tax assets and liabilities are as follows:

	2007	2006	2005

Deferred tax assets:
Allowances and reserves	$—	$1,962,410	$1,682,244
Start-up costs	53,698	958,105	1,844,170
Net operating loss carry forwards	—	5,201,545	5,172,687
Unrealized exchange loss	—	47,860	295,646
Depreciation of fixed assets	75,886,896	33,715,867	—
Subsidy on long lived assets	479,817	295,654	—
Accrued sales return	—	137,719	23,764

Total deferred tax assets	76,420,411	42,319,160	9,018,511
Valuation allowance	(19,505,239)	(17,032,260)	(8,905,021)

Net deferred tax assets — non-current	$56,915,172	$25,286,900	$113,490
Deferred tax liability:
Capitalized interest	(604,770)	(210,913)	(113,490)

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have any impact on the Company total liabilities or shareholders’ equity. The Company has no material uncertain tax positions as of December 31, 2007 or unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book basis of certain assets was created. Under SFAS 109 “Accounting for Income Taxes”, the Company recognized a valuation allowance of $19.0 million and $8.4 million to reduce the deferred tax asset of $75.9 million and $33.7 million to the amount that is more-likely-than-not to be realized as of December 31, 2007 and 2006, respectively. Accordingly, an income tax benefit of US$31.6 million and $25.3 million was recorded in 2007 and 2006. The deferred tax asset recognized relates specially to one of the Company’s subsidiaries on the basis that this subsidiary has achieved profitability

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
consistently since 2004 and is expected to continue to be profitable based on the current forecast.
As of December 31, 2007, the Company’s Beijing, Tianjin and Chengdu subsidiaries have net operating losses carried forward of $608.2 million, of which $32.2 million, $129.3 million, $174.9 million and $271.8 million will expire in 2009, 2010, 2011 and 2012, respectively.
Undistributed earnings of the Company’s PRC subsidiaries of approximately $141 million at December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Company would be subject to the then applicable PRC tax laws and regulations.
Reconciliation between the total income tax expense computed by applying the applicable enterprise income tax rate 15% to the income before income taxes and minority interest in the consolidated statements of operations were as follows:

	2007	2006	2005

Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses not deductible for tax purpose	(0.9%)	3.1%	(1.4%)
Effect of tax holiday and tax concession	48.7%	25.0%	12.0%
Expense (credit) to be recognized in future periods	(19.2%)	29.3%	(5.2%)
Changes in valuation allowances	9.3%	(11.9%)	(4.9%)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(33.8%)	(24.9%)	(15.8%)
Change of tax rate	42.8%	—	—

Effective tax rate	61.9%	35.6%	(0.3%)

The aggregate amount and per share effect of the tax holiday are as follows:

	2007	2006	2005

The aggregate dollar effect	$23,415,370	$17,472,283	$13,683,409

Per share effect- basic and diluted	$0.00	$0.00	$0.00

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
18. Share-based Compensation
Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2007, options to purchase 655,089,237 ordinary shares were outstanding, and options to purchase 661,227,253 ordinary shares were available for future grants.
In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and vest over a requisite service period of four years. Following the IPO, the Company no longer issues stock options under the 2001 Option Plan. As of December 31, 2007, options to purchase 387,309,245 ordinary shares were outstanding.
A summary of the stock option activity is as follows:

	Weighted
	Ordinary shares		Average
		Weighted	Remaining	Aggregated
	Number	average	Contractual	Intrinsic
	of options	exercise price	Term	Value

Options outstanding at December 31, 2006	998,025,093	$0.14
Granted	223,112,000	$0.13
Exercised	(82,947,298)	$0.05
Cancelled	(95,791,313)	$0.17

Options outstanding at December 31, 2007	1,042,398,482	$0.14	5.17	38,481,747

Vested or expected to vest at December 31, 2007	836,646,879	$0.14	5.42	31,863,984

Exercisable at December 31, 2007	514,657,338	$0.13	5.75	35,801,843

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
The total intrinsic value of options exercised in the year ended December 31, 2007, 2006 and 2005 was $5,679,680, $5,240,221 and $2,725,661, respectively.
Certain options were granted to non-employees that resulted in a share-based compensation expense of $665,787, $584,283 and $828,498 in 2007, 2006 and 2005, respectively.
The weighted-average grant-date fair value of options granted during the year 2007, 2006 and 2005 was $0.04, $0.05 and $0.05, respectively.
The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005

Average risk-free rate of return	3.98%	4.72%	4.16%
Expected term	1-4years	2-4years	1-4years
Volatility rate	35.28%	32.69%	30.39%
Expected dividend yield	—	—	—
Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of December 31, 2007, 119,442,808 restricted share units were outstanding and 227,079,988 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
A summary of restricted share units activities is as follows:

	Weighted
	Restricted share units		Average
	Weighted		Remaining	Aggregated
	Number of	average	Contractual	Fair
	share units	fair value	Term	Value

Outstanding at December 31, 2006	140,295,146	$0.14
Granted	40,519,720	$0.14
Exercised	(43,253,907)	$0.13
Cancelled	(18,118,151)	$0.14

Outstanding at December 31, 2007	119,442,808	$0.14	8.17	17,173,866

Vested or expected to vest at December 31, 2007	47,186,067	$0.13	9.05	6,309,199

Exercisable at December 31, 2007	1,649,800	$0.13	8.04	220,738

Pursuant to the 2004 EIP, the Company granted 40,519,720, 16,058,864, and 122,418,740 restricted share units in 2007, 2006, and 2005, respectively, most of which vest over a period of four years. The fair value of the restricted share units at the date of grant was $5,631,263, $2,055,597, and $23,348,378 in 2007, 2006, and 2005, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $7,216,799, $5,452,148, and $7,051,688 in 2007, 2006, and 2005, respectively.
Unrecognized compensation cost related to non-vested share-based compensation
As of December 31, 2007, there was $20,431,179 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.24 years.
As of December 31, 2007, 2006, and 2005 the Company had the following shares subject to repurchase:

	2007	2006	2005

Ordinary shares	90,000	16,498,871	35,964,021

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
     19. Reconciliation of Basic and Diluted Loss per Share
The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	2007	2006	2005

Loss attributable to holders of ordinary shares	$(19,468,147)	$(44,109,078)	$(114,774,827)
Less: Cumulative effect of a change in accounting principle	—	(5,153,986)	—

Loss before cumulative effect of a change in accounting principle	(19,468,147)	(49,263,064)	(114,774,827)

Basic and diluted:
Weighted average ordinary shares outstanding	18,505,650,171	18,361,910,033	18,264,791,383
Less: Weighted average ordinary shares outstanding subject to repurchase	(3,709,682)	(27,411,110)	(80,362,128)

Weighted average shares used in computing basic and diluted income per share	18,501,940,489	18,334,498,923	18,184,429,255

On the basis of loss per share before cumulative effect of a change in accounting principle, basic and diluted	$(0.00)	$(0.00)	$(0.01)

Cumulative effect of a change in accounting principle per share, basic and diluted	$—	$0.00	$—

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)

Ordinary share equivalents of share options and restricted share units are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of share options and restricted share units are used to repurchase outstanding ordinary shares using the average fair value for the periods.
As of December 31, 2007, 2006 and 2005, the Company had 147,988,221, 223,818,877 and 306,419,133, respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
The following table sets forth the securities comprising of these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2007	2006	2005

Outstanding options to purchase ordinary shares	72,685,282	62,339,207	177,325,981
Outstanding unvested restricted share units to purchase ordinary shares	75,302,939	161,479,670	129,093,152

	147,988,221	223,818,877	306,419,133

20. Transaction With Managed Government-Owned Foundries
The Company provides management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation, which are government-owned foundries. Management service revenues under these arrangements for 2007, 2006 and 2005 were $42,000,000, $4,151,238 and $200,000, respectively.
In 2007, the Company sold plant, equipment and other fixed assets with a carrying value of $19,530,909 for $42,300,258 to Cension, which resulted in a gain on sale of $22,769,349. In 2006, the Company sold plant, equipment and other fixed assets with a carrying value of $19,411,553 for $61,182,652 to Cension, which resulted in a gain on sale of $41,771,099.
On April 10, 2007, Cension entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of approximately $320 million.
As part of the Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favor of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension based on 1.5% of the guarantee amount, or $2.4 million. Some 200mm wafer processing equipment purchased under the Agreement, with the total amount of $160 million, was held as collateral under the guarantee. As of December 31, 2007, the carrying amount of the liability related to the guarantee was approximately $2.4 million, which was presented in other current liabilities.
Of the $320 million of processing equipment (“Equipment”), a portion remained in Hiroshima and continues to be operated by Elpida. The Company is entitled to the net profit (loss) associated with the ongoing operations of this equipment, net of a guaranteed fixed share of revenue for Elpida, during the transitional period when the equipment acquired by Cension is relocated from Hiroshima to Chengdu.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to US$309.5 million.
In April 2008, SMIC entered into an agreement with Cension to purchase roughly half of the Equipment from Cension for approximately US$150 million. This set of equipment will be used for SMIC’s future expansion.

Semiconductor Manufacturing International Corporation
21. Commitments
(a)	Purchase commitments

As of December 31, 2007 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2008.

Facility construction	$57,080,000
Machinery and equipment	239,555,000

$296,635,000

(b)	Royalties

The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to ten years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2007, 2006 and 2005, the Company incurred royalty expense of $13,118,570, $7,724,704 and $8,710,935, respectively, which is included as part of cost of sales in the statement of operations.

The Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2007, 2006 and 2005, the Company earned royalty income of $1,428,603, $1,384,137 and $705,217, respectively, which was included as part of other income in the statement of operations.

(c)	Operating leases

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2007, 2006, and 2005 was $6,937,107, $6,142,692, and $6,952,946, respectively, and is recorded in other income in the statement of operations.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
The Company has various operating leases including land use rights, under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2007 are as follows:

Year ending

2008	$581,186
2009	267,041
2010	236,461
2011	220,436
Thereafter	3,255,608

$4,560,732

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
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

	2007	2006	2005

Total sales:
United States	$657,603,189	$602,506,213	$478,162,160
Europe	328,710,235	440,327,872	316,576,024
Asia Pacific (Excluding Japan and Taiwan)	227,973,648	168,607,598	175,846,284
Taiwan	183,113,880	153,057,616	138,153,755
Japan	152,364,336	100,823,568	62,580,512

	$1,549,765,288	$1,465,322,867	$1,171,318,735

Revenue is attributed to countries based on headquarter of operations.
Substantially all of the Company’s long-lived assets are located in the PRC.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
23. Significant Customers
The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2007	2006	2005	2007	2006	2005
A	18%	28%	26%	15%	29%	32%
B	16%	17%	15%	14%	14%	17%
C	8%	2%	0%	13%	7%	0%

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
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
On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:
1) The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.
2) TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15μm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13μm and smaller technologies after 6 months following execution of the Settlement Agreement (July 31, 2005). Excluding the .13μm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.
3) The Company is required to deposit certain Company materials relating to .13μm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.
4) The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.
Accounting under the Settlement Agreement:
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement — settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
1)	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

2)	The settlement agreement required all parties to bear their own legal costs;

3)	There were no other damages associated with the Settlement Agreement;

4)	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

5)	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

6)	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.
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
Valuation of Deferred Cost:

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
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

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
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
TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.
In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to California Court of Appeal. On March 11, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal. TSMC has not yet indicated whether it will petition the California Supreme Court for further review.
In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. It has not yet issued a ruling.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and attempted to file additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. Upon the Company’s motion, the California Court struck TSMC’s new claims as procedurally improper, but granted TSMC leave to replead its claims. The Company thereafter demurred to the new claims as repleaded. The Court sustained a portion of the Company’s demurrer, but again gave TSMC leave to replead.
On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.
On January 25, 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company will oppose the motion. A hearing has been set on the motion for May 14, 2008.
On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC seeks an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The order, if granted, would apply only to property of the Company in the State of California. The Company has opposed the application. A hearing was held on April 3, 2008. The court has not yet issued a ruling.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at preliminary stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
25. Retirement Benefit
The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% — 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% — 8% of their basic salary. The contribution of such an arrangement was approximately $7,223,644, $5,452,660, and $4,128,059 for the years ended December 31, 2007, 2006 and 2005, respectively. The retirement benefits do not apply to expatriate employees.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
26. Distribution of Profits
As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.
The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $15,640,153, $11,956,185, and $10,432,239 in 2007, 2006 and 2005, respectively.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
27. Components of loss (income) from operations

	2007	2006	2005
Loss (income) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,698,293	$1,577,928	$1,121,131
Depreciation and amortization	705,391,171	919,038,915	768,586,770
Amortization of land use rights	886,293	577,578	885,083
Foreign currency exchange loss (gain)	3,117,962	3,939,745	(5,198,253)
(Income) loss on sale of plant and equipment	(28,651,446)	(43,121,929)	—
(Reversal of) bad debt expense	486,920	2,957,505	(13,825)
Inventory write-down	6,570,137	2,297,773	3,088,238
Staff costs inclusive of directors’ remuneration	$151,447,470	$108,742,094	$102,163,244

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
28. Directors’ Remuneration and Five Highest Paid Individuals
Directors
Details of emoluments paid by the Company to the directors of the Company in 2007, 2006 and 2005 are as follows:

	Richard	Kawanishi	Wang	Hsu	Lip-Bu	Henry	Fang	Wang	Jou	Albert	Cai	Jiang
	Chang	Tsuyoshi	Yang Yuan	Ta-Lin	Tan	Shaw	Yao	Zheng Gang	Yen-Pong	Y.C. Yu	Lai Xing	Shang Zhou	Total

2007
Salaries and other benefits	195,395	—	—	—	—	—	—	—	—	—	—	—	195,395

Stock option benefits	172,203	17,189	17,189	17,189	17,189	17,189	—	—	—	50,094	—	—	308,242
Total emoluments	367,598	17,189	17,189	17,189	17,189	17,189	—	—	—	50,094	—	—	503,637

2006
Salaries and other benefits	192,727	—	—	—	—	—	—	—	—	—	—	—	192,727
Stock option benefits	156,241	12,951	12,951	12,951	12,951	12,951	—	—	—	37,742	—	—	258,738
Total emoluments	348,968	12,951	12,951	12,951	12,951	12,951	—	—	—	37,742	—	—	451,465

2005

Salaries and other benefits	190,724	—	—	—	—	—	—	—	—	—	—	—	190,724
Stock option benefits	97,664	49,026	8,608	8,608	8,608	8,608	—	—	8,608	—	—	—	189,730
Total emoluments	288,388	49,026	8,608	8,608	8,608	8,608	—	—	8,608	—	—	—	380,454
     The emoluments of the directors were within the following bands:

	2007	2006	2005
	Number of	Number of	Number of
	directors	directors	directors

HK$nil to HK$1,000,000 ($128,620)	9	10	7
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	—	—	—
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	—	—	1
HK$2,500,001 ($321,550) to HK$3,000,000 ($385,860)	1	1	—
The Company granted nil, 3,500,000 and 15,000,000 options to purchase ordinary shares of the Company to the directors in 2007, 2006 and 2005, respectively. During the year ended December 31, 2007, no stock options were exercised and no stock options were cancelled.
The Company granted nil, 500,000 and nil restricted share units to purchase ordinary shares of the Company to the directors in 2007, 2006 and 2005, respectively. During the year ended December 31, 2007, 750,000 restricted share units automatically vested and nil restricted share units were cancelled.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
In 2007, 2006 and 2005, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2005, one director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004. In 2006, two directors have declined an option to purchase 500,000 Ordinary Shares for each director which the Board granted in September 2006.
     Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2007, 2006 and 2005 are as follows:

	2007	2006	2005

Salaries and other benefits	$586,065	$518,198	$513,570
Bonus	237,969	233,662	92,455
Stock option benefits	283,125	268,528	325,880

Total emoluments	$1,107,159	$1,020,388	$931,905

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.
Their emoluments were within the following bands:

	2007	2006	2005
	Number of	Number of	Number of
	individuals	individuals	individuals

HK$nil to HK$1,000,000 ($128,620)	—	—	—
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	—	3	3
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	4	1	1
HK$2,500,001 ($321,550) to HK$4,500,000($578,790)	1	1	1
HK$4,500,001 ($578,790) to HK$5,000,000 (643,100)	—	—	—

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
29. Dividend
No dividend has been paid or declared by the Company in 2007, 2006 and 2005.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
30. Subsequent Events
During the first quarter of 2008, the Company took the decision to exit the commodity DRAM business. The Company considers this an indicator of impairment in regard to the long-lived assets of SMIB in accordance with SFAS 144. The Company is in the process of evaluating whether or not such assets have been impaired. As of December 31, 2007, the carrying value of the total property, plant, and equipment at SMIB amounted to approximately $1.2 billion.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
31. Differences Between US GAAP And International Financial Reporting Standards
The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.
(i)	In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Under US GAAP, prior to the adoption of the SFAS 123(R), the Company was able to account for stock-based compensation issued to employees using one of the two following methods,
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
The Company adopted the intrinsic value method of accounting for its stock options to employees in 2005 and the share-based compensation recorded by the Company was $25,735,849. Compensation expense under the fair value based method is presented for disclosure purposes (See Note 2(u)).
Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value based method for the years prior to January 1, 2006. The

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
additional share-based compensation under the fair value based method was $7,261,778 for year ended December 31, 2005.
Effective January 1, 2006, the Company adopted the provision of SFAS 123(R), “Share-Based Payment”. Under the provisions of SFAS 123(R), share-based compensation is measured at the grant date, based on the fair value of the award similar to IFRS 2. In addition, under SFAS 123( R) the Company was no longer required to record deferred share-based compensation related to unvested share options in stockholder’s equity, consistent with IFRS 2.
(ii)	Under IFRS, minority interest is presented in the equity section while under US GAAP minority interest is presented outside of equity, between liabilities and equity.

Under IFRS, the portion of profit and loss attributable to the minority interest and to the parent entity is separately disclosed on the face of the income statement. Under US GAAP, amounts attributable to the minority interest are presented as a component of net income or loss.

(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(iv)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the leasee by the end of the lease term, the leasee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.
Under US GAAP, land use rights are also accounted as operating leases and represent lease pre-payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset classification is not required under US GAAP.
(v)	IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognized as expense in the income statement.
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
The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007. The undiscounted expected future cash flows are in excess of the carrying amount of the long-lived assets and no impairment loss is required to be recognized under US GAAP. However, under IFRS, the estimated recoverable value derived from a discounted expected future cash flow is less than the carrying value of those long-lived assets. Discount rate of 8.3% has been used on the expected cash flows to be generated over the remaining useful lives of manufacturing machinery and equipment of 5.25 years. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.
     (vi) Under US GAAP, income (loss) from equity investment is presented as a separate item before net income (loss) on net of tax basis.
Under IFRS, the income (loss) from equity investment is presented as a component of income (loss) before income tax benefit (expense).
The adjustments necessary to restate loss attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2007	2006	2005

Net loss under US GAAP	$(19,468,147)	$(44,109,078)	$(114,774,827)

IFRS adjustments:
i) Recognizing an expense for share-based payment	—	—	(7,261,778)
i) Reverse of cumulative effect of a change in accounting principle	—	(5,153,986)	—
ii) Presentation of minority interest	(2,856,258)	18,803	(251,017)
v) Impairment of long-lived assets	(105,774,000)	@	@

Net loss under IFRS	$(128,098,405)	$(49,244,261)	$(122,287,622)

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)

	2007	2006	2005
Net loss per share under IFRS	$(0.01)	$(0.00)	$(0.01)

Stockholders’ equity as reported under US GAAP	$3,012,519,022	$3,007,419,918	$3,029,316,155

ii) Presentation of minority interest	34,944,408	38,800,666	38,781,863
v) Impairment of long-lived assets	(105,774,000)

Stockholders’ equity under IFRS	$2,941,689,430	$3,046,220,584	$3,068,098,018

Land use rights, net — current portion as reported under US GAAP	$—	—	—
IFRS adjustments
iv) Current portion adjustment for land use right	1,054,777	712,521	650,581

Under IFRS	$1,054,777	$712,521	$650,581

Plant and equipment as reported under US GAAP	$3,202,957,665	$3,244,400,822	$3,285,631,131
IFRS adjustments
iv) Impairment of long-lived assets	(105,774,000)

Under IFRS	$3,097,183,665	$3,244,400,822	$3,285,631,131

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)

	2007	2006	2005

Additional paid-in capital as reported under US GAAP	3,313,375,972	3,288,733,078	3,291,407,448
IFRS adjustments
i) Reverse the deferred stock compensation, net under APB 25	—	—	(24,881,919)
i) Retrospective adjustment on adoption of IFRS 2	30,388,316	30,388,316	23,126,538
i) Additional share-based compensation under IFRS 2	—	—	7,261,778
i) Reverse of cumulative effect of a change in accounting principle	5,153,986	5,153,986	—

iii) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)
Under IFRS	$3,292,962,223	$3,268,319,329	$3,240,957,794

Deferred stock compensation, net as reported under US GAAP	—	—	(24,881,919)
IFRS adjustments
i) Deferred stock compensation, net under APB 25	—	—	24,881,919

Under IFRS	$—	$—	$—

Accumulated deficit as reported under US GAAP	(308,278,637)	(288,810,490)	(244,701,412)
IFRS adjustments
i) Additional share-based compensation under IFRS 2	—	—	(7,261,778)
i) Carried over impact under IFRS 2	(30,388,316)	(30,388,316)	(23,126,538)
i) Reverse of cumulative effect of a change in accounting principle	(5,153,986)	(5,153,986)	—
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	55,956,051
v) Impairment of long-lived assets	(105,774,000)

Under IFRS	$(393,638,888)	$(268,396,741)	$(219,133,677)

Cost of sales as reported under US GAAP	1,397,037,881	1,338,155,004	1,105,133,544
IFRS adjustments
i) Recognizing an expense for share-based payment	—	—	3,366,722

Under IFRS	$1,397,037,881	$1,338,155,004	$1,108,500,266

Operating expenses as reported under US GAAP	188,659,217	141,037,963	153,225,353
IFRS adjustments
i) Recognizing an expense for share-based payment	—	—	3,895,056
v) Impairment of long-lived assets	105,774,000	—	—

Under IFRS	$294,433,217	$141,037,963	$157,120,409

Income (Loss) before tax as reported under US GAAP	(48,031,515)	(69,970,758)	(113,361,867)

	2007	2006	2005
IFRS adjustments
vi) Presentation of income (loss) from equity investment	(4,012,665)	(4,201,247)	(1,379,110)

Under IFRS	$(52,044,180)	$(74,172,005)	$(114,740,977)

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2007, 2006 and 2005, and details of which are set out as below:
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
Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value
(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is ''more likely than not’’ that some portion or all of the deferred tax assets will be realized. “More likely than not’’ is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.
(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets. The business segment is considered as the primary segment for the Company. Meanwhile, the Management believes the risk and return shall be similar among its different geographical segments.

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

(d)	Borrowing costs

IFRS and US GAAP require capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset was not made. Under IFRS, borrowing costs are defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds, while under the US GAAP, borrowing costs are defined as interest only.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to the actual expenditure incurred.

(e)	Research and development costs

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
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
(f)	Statements of cash flows

Semiconductor Manufacturing International Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In US dollars, except where otherwise stated)
There are no material differences on statements of cash flows between US GAAP and IFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.
* * * * * *

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In US dollars, except share data)

	December 31,
	2007	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$6,042,030	$33,450,295	$79,909,636
Short term investments	—	—	6,352,678
Accounts receivable ,net	10,970,690	—	—
Amount due from subsidiaries	21,586,283	138,701,627	690,956,604
Prepaid expense and other current assets	12,278,199	8,490,138	9,641,954

Total current assets	50,877,202	180,642,060	786,860,872

Plant and equipment, net	6,723,900	5,321,319	334,532
Acquired intangible assets, net	216,281,235	71,115,222	79,224,546
Deferred cost, net	70,637,275	94,183,034	117,728,792
Investment in subsidiaries	2,995,391,546	2,962,930,960	2,460,102,251
Investment in equity affiliate	9,896,398	13,619,643	17,820,890

TOTAL ASSETS	$3,349,807,556	$3,327,812,238	$3,462,071,883

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,811,093	$—	$—
Accrued expenses and other current liabilities	34,021,253	46,191,765	48,426,265
Amount due to subsidiaries	76,762,892	84,080,142	12,873,555
Short-term borrowings	20,000,000	31,000,000	175,481,082
Current portion of promissory note	29,242,000	29,242,001	29,242,001
Current portion of long-term payables relating to license agreements	69,189,413	12,690,472	6,791,991
Income tax payable	1,149,983	—	—

Total current liabilities	235,176,634	203,204,380	272,814,894

Long-term liabilities:
Promissory notes	51,057,163	96,861,657	135,254,436
Long-term payables relating to license agreements	51,054,737	16,992,950	24,686,398
Other long term liabilities	—	3,333,333	—

Total long-term liabilities	102,111,900	117,187,940	159,940,834

Total liabilities	$337,288,534	$320,392,320	$432,755,728

Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,558,919,712, 18,432,756,463, and 18,301,680,867, respectively	7,423,568	7,373,103	7,320,673
Additional paid-in capital	3,313,375,972	3,288,765,465	3,291,439,835
Accumulated other comprehensive (loss) income	(1,881)	91,840	138,978
Deferred stock compensation	—	—	(24,881,919)
Accumulated deficit	(308,278,637)	(288,810,490)	(244,701,412)

Total stockholders’ equity	3,012,519,022	3,007,419,918	3,029,316,155

TOTAL LIABILITIES AND STOCKHOLDERS’ QUITY	$3,349,807,556	$3,327,812,238	$3,462,071,883

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In US dollars)

	Year ended December 31,
	2007	2006	2005

Revenue	$12,363,023	$81,000	$—

Operating expenses:
General and administrative expenses	61,970,384	42,208,145	67,475,432
Amortization of deferred cost and acquired intangible assets	48,049,863	47,073,403	44,203,172

Total operating expenses	110,020,247	89,281,548	111,678,604

Loss from operations	(97,657,224)	(89,200,548)	(111,678,604)
Other income (expense):
Interest income	1,267,478	1,290,279	3,066,745
Interest expense	(6,029,720)	(12,880,250)	(11,026,113)
Other expense, net	(2,610,379)	(20,125,363)	(158,527)

Total other expense, net	(7,372,621)	(31,715,334)	(8,117,895)

Net loss before income tax	(105,029,845)	(120,915,882)	(119,796,499)

Income tax expense	(1,149,983)	—	—
Loss from equity investment	(4,012,665)	(4,201,247)	(1,379,110)
Profit from investment in subsidiaries	90,724,346	75,854,065	6,400,782

Net loss before cumulative effect of a change in accounting principle	(19,468,147)	(49,263,064)	(114,774,827)

Cumulative effect of a change in accounting principle	—	5,153,986	—

Net loss	$(19,468,147)	$(44,109,078)	$(114,774,827)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2007	2006	2005

Operating activities
Loss attributable to holders of ordinary shares	$(19,468,147)	$(44,109,078)	$(114,774,827)
Less: Cumulative effect of a change in accounting principle	—	(5,153,986)	—

Net loss	(19,468,147)	(49,263,064)	(114,774,827)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Profit from investment in subsidiaries	(90,724,346)	(75,854,065)	(6,400,782)
Loss from equity investment	4,012,665	4,201,247	1,379,110
Depreciation and amortization	48,381,796	47,322,544	44,218,590
Share-based compensation	20,643,341	23,506,847	25,735,849
Non cash interest expense on promissory note	4,579,116	5,702,607	5,395,178
Changes in operating assets and liabilities:
Accounts receivable, net	(10,970,690)	—	—
Amount due from subsidiaries	117,115,344	552,254,977	177,755,529
Prepaid expense and other current assets	(3,788,061)	1,151,816	(5,007,109)
Accounts payable	4,811,093	—	—
Amount due to subsidiaries	(7,317,250)	71,206,587	8,841,001
Accrued expenses and other current liabilities	(5,397,776)	(11,229,650)	25,069,141
Other long term liabilities	(3,333,333)	3,333,333	—
Income tax payable	1,149,983	—	—
Dividend received from a subsidiary	315,000,000	—	—

Net cash provided by operating activities	374,693,735	572,333,179	162,211,680

Investing activities:

Purchase of plant and equipment	(1,734,514)	(5,235,928)	(483,998)
Purchases of acquired intangible assets	(87,295,157)	(9,573,524)	(9,275,256)
Sale of short-term investments	—	6,352,678	14,011,506
Purchase of equity investment	—	—	(19,200,000)
Investment in subsidiaries	(256,736,240)	(426,974,644)	(466,876,468)

Net cash used in investing activities	(345,765,911)	(435,431,418)	(481,824,216)

Financing activities:

Proceeds from short-term borrowing	154,383,000	225,003,998	201,158,995
Repayment of short-term debt	(165,383,000)	(369,485,080)	(25,677,913)
Repayment of promissory notes	(49,260,000)	(42,740,000)	(30,000,000)
Proceeds from exercise of employee stock options	4,039,131	3,965,308	2,402,180

	Year ended December 31,
	2007	2006	2005

Collection of notes receivables from employees	—	—	391,375
Repurchase of restricted ordinary shares	(21,500)	(58,190)	(99,029)

Net cash provided by (used in) financing activities	(56,242,369)	(183,313,964)	148,175,608

Effect of exchange rate changes	(93,720)	(47,138)	(35,397)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(27,408,265)	(46,459,341)	(171,472,325)

CASH AND CASH EQUIVALENTS, beginning of period	33,450,295	79,909,636	251,381,961

CASH AND CASH EQUIVALENTS, end of period	$6,042,030	$33,450,295	$79,909,636

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCIAL ACTIVITIES

Inception of accounts payable for plant and equipment	$(4,811,094)	$—	$—
Issuance of promissory note for acquired intangible assets	$—	$—	$(132,496,437)
Inception of long-term payable for acquired intangible assets	$(51,054,737)	$(16,992,950)	$(24,686,398)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO SCHEDULE I
1.	The financial statements of Semiconductor Manufacturing International Corporation (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

2.	As of December 31, 2007, 2006 and 2005, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

3.	For the year ended December 31, 2007, $315,000,000 cash dividend was paid to the Company by SMIS. For the years ended December 31, 2006 and 2005, there were no cash dividends paid to the Company by its consolidated subsidiaries.

Exhibit Index

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement *

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank. ****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Ban k of China and Shanghai Pudong Development Bank.****

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.

**	Previously filed as an exhibit to the Registrant’s Form F-1dated February 11, 2004.

***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.

****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.