Form 20-F/A
period 2007-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2008-11-28
CIK 1267482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A is provided solely to correct a typographical error regarding the fiscal year covered by the Form 20-F filed on June 27, 2008 that appeared in the certification of the Company’s Chief Executive Officer and Acting Chief Financial Officer under Section 906 of the U.S. Sarbanes-Oxley Act of 2002 that was furnished as Exhibit 13.1 to the Form 20-F for the fiscal year ended December 31, 2007 filed on June 27, 2008.
     The remainder of the Form 20-F filed on June 27, 2008 is unchanged and is reproduced in this Amendment No. 1. This Amendment No. 1 makes no changes to the financial statements as contained in the Form 20-F filed on June 27, 2008. This Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on June 27, 2008.

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
Item 18. Financial Statements
     See pages F-1 to F-75.
Item 19. Exhibits

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008*****

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement *

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank.****

Exhibit 8.1	List of Subsidiaries *****

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.

**	Previously filed as an exhibit to the Registrant’s Form F-1dated February 11, 2004.

***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.

****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

*****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 27, 2008.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Date: November 28, 2008	By:	/s/ Richard Ru Gin Chang
		Name:	Richard Ru Gin Chang
		Title:	President and Chief Executive Officer

Annex A
GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

Cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

CIS	CMOS Image Sensor. CIS can be used in applications such as still and video cameras and embedded cameras in mobile telephones. It is a fast growing imaging sensor technology. The fabrication of CIS is fully compatible with the mainstream CMOS process, which enables system-on-chip capability, low power consumption and low cost of fabrication.

Clean room	Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

Dielectric material	A type of non-conducting material used for isolation purposes between conductors, such as metals.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

FCRAM™	Fast Cycle Random Access Memory. A proprietary form of RAM developed by Fujitsu Limited.

Fill factor	The percentage of LCOS metal surface area used for light reflection as compared to the total surface area. The higher the fill factor, the more light will be reflected from a given surface area.

Flash memory	A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

IDM	Integrated Device Manufacturer.

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminum, doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

I/O	Inputs/Outputs.

LCOS	Liquid Crystal On Silicon. A type of micro-display technology.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Low leakage	Characteristic of a transistor that has a low amount of current leakage. Low leakage allows for power-saving. Low leakage semiconductors are primarily used in applications such as cellular telephones, calculators and automotive applications.

Mask	A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

Mask ROM	A type of non-volatile memory that is programmed during fabrication (mask-defined) and the data can be read but not erased.

Memory	A device that can store information for later retrieval.

Micro-display	A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60-inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MOS	Metal Oxide Semiconductor. A type of semiconductor device fabricated with a conducting layer and a semiconducting layer separated by an insulating layer.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmable memory used for program and data storage, usually used in applications that require only a one-time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Redistribution Layer Manufacturing	The manufacturing process of fabricating additional dielectric and copper interconnect layers to redistribute the pads to new locations on a finished wafer.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

Solder bumping	The fabrication processes of forming solder bump termination electrodes, which are elevated metal structures, or lead free bump termination electrodes.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Stepper	A machine used in the photolithography process in making wafers. With a stepper, a small portion of the wafer is aligned with the mask upon which the circuitry design is laid out and is then exposed to strong light. The machine then “steps” to the next area, repeating the process until the entire wafer has been done. Exposing only a small area of a wafer at a time allows the light to be focused more strongly, which gives better resolution of the circuitry design.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

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

	2007	2006	2005

Net loss under US GAAP	$(19,468,147)	$(44,109,078)	$(114,774,827)

IFRS adjustments:
i) Recognizing an expense for share-based payment	—	—	(7,261,778)
i) Reverse of cumulative effect of a change in accounting principle	—	(5,153,986)	—
ii) Presentation of minority interest	(2,856,258)	18,803	(251,017)
v) Impairment of long-lived assets	(105,774,000)	—	—

Net loss under IFRS	$(128,098,405)	$(49,244,261)	$(122,287,622)

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

2.	As of December 31, 2007, 2006 and 2005, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

3.	For the year ended December 31, 2007, $315,000,000 cash dividend was paid to the Company by SMIS. For the years ended December 31, 2006 and 2005, there were no cash dividends paid to the Company by its consolidated subsidiaries.

EXHIBIT INDEX

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008*****

Exhibit 4.1	Asset Purchase Agreement dated September 23, 2003 among Semiconductor Manufacturing International Corporation, Motorola, Inc. and Motorola (China) Electronics Limited**

Exhibit 4.2	Sixth Amended and Restated Registration Rights Agreement dated February 23, 2003 among Semiconductor Manufacturing International Corporation and the shareholders listed therein***

Exhibit 4.3	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement *

Exhibit 4.4	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank*

Exhibit 4.5	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005*

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank****

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank.****

Exhibit 8.1	List of Subsidiaries *****

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

*	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005.

**	Previously filed as an exhibit to the Registrant’s Form F-1dated February 11, 2004.

***	Previously filed as an exhibit to the Registrant’s Form F-1/A dated February 25, 2004.

****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

*****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31,2007, filed June 27, 2008.