Form 20-F
period 2008-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2009-06-22
CIK 1267482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 1-31994

Semiconductor Manufacturing International Corporation
(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)
18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
(Address of principal executive offices)
Ms. Morning Wu, Acting Chief Financial Officer
Telephone: (8621) 3861-0000
Facsimile: (8621) 3895-3568

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
As of December 31, 2008, there were 22,327,784,827 ordinary shares, par value US$0.0004 per share, outstanding, of which 3,154,359,550 ordinary shares were held in the form of 63,087,191 ADSs. Each ADS represents 50 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934 (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
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

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This annual report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
References in this annual report to:
•	“Average selling price of wafers” are to simplified average selling price which is calculated as total revenue divided by total shipments.

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•	“Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•	“EUR” are to Euros;

•	“global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004;

•	“HK$” are to Hong Kong dollars;

•	“Jpy” are to Japanese Yen;

•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•	“Rmb” or “RMB” are to Renminbi;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and

•	“US$” or “USD” are to U.S. dollars.

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, and 65 nanometer resolutions are down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies. “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies; “0.15 micron process technology” includes 0.14 micron technology; and “0.13 micron process technology” includes 0.11 micron and 0.10 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Consolidated Financial Data
The selected consolidated financial data presented below as of and for the years ended December 31, 2006, 2007 and 2008 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2004 and 2005 is derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share, per ADS data, percentages, and operating data)

Statement of Operations Data:
Sales	$974,664	$1,171,319	$1,465,323	$1,549,765	$1,353,711

Cost of sales(1)	716,225	1,105,134	1,338,155	1,397,038	1,412,851
Gross profit	258,439	66,185	127,168	152,727	(59,140)

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share, per ADS data, percentages, and operating data)

Operating expenses:
Research and development	74,113	78,865	94,171	97,034	102,240
General and administrative	54,038	35,701	47,365	74,490	58,841
Selling and marketing	10,384	17,713	18,231	18,716	20,661
Litigation settlement	16,695	—	—	—	—

Amortization of acquired intangible assets	14,368	20,946	24,393	27,071	32,191

Impairment loss of long-lived assets	—	—	—	—	106,741

Income from sale of plant and equipment and other fixed assets	—	—	(43,122)	(28,651)	(2,877)

Total operating expenses	169,598	153,225	141,038	188,659	317,797

Income (loss) from operations	88,841	(87,040)	(13,870)	(35,932)	(376,937)
Other income (expenses):

Interest income	10,587	11,356	14,916	12,349	11,542

Interest expense	(13,698)	(38,784)	(50,926)	(37,936)	(50,767)

Foreign currency exchange gain (loss)	8,218	(3,355)	(21,912)	11,250	3,230
Other, net	2,441	4,462	1,821	2,238	7,429

Total other income (expense), net	7,548	(26,322)	(56,101)	(12,100)	(28,566)

Income (loss) before income tax	96,389	(113,362)	(69,971)	(48,032)	(405,503)

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share, per ADS data, percentages, and operating data)

Income tax benefit (expense)	(186)	(285)	24,928	29,720	(26,433)

Minority interest	—	251	(19)	2,856	(7,851)

Loss from equity investment	—	(1,379)	(4,201)	(4,013)	(444)

Net (loss) income before cumulative effect of a change in accounting principle	96,203	(114,775)	(49,263)	(19,468)	(440,231)

Cumulative effect of a change in accounting principle	—	—	5,154	—	—

Net (loss) income	96,203	(114,775)	(44,109)	(19,468)	(440,231)

Deemed dividend on preference shares(2)	18,840	—	—	—	—

Income (loss) attributable to holders of ordinary shares	77,363	(114,775)	(44,109)	(19,468)	(440,231)

Income (loss) per ordinary share, basic	$0.01	$(0.00)	$(0.00)	$(0.00)	$(0.02)

Income (loss) per ordinary share, diluted	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.02)

Ordinary shares used in calculating basic income (loss) per ordinary share(4)	14,199,163,517	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866

Ordinary shares used in calculating diluted income (loss) per ordinary share(3)(4)	17,934,393,066	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share, per ADS data, percentages, and operating data)

Income (loss) per ADS, basic(5)	$0.27	$(0.32)	$(0.12)	$(0.05)	$(1.18)

Income (loss) per ADS, diluted(5)	$0.22	$(0.32)	$(0.12)	$(0.05)	$(1.18)

ADS used in calculating basic income (loss) per ADS(5)	283,983,270	363,688,585	366,689,978	370,038,810	373,650,897

ADS used in calculating diluted income (loss) per ADS(5)	358,687,861	363,688,585	366,689,978	370,038,810	373,650,897

Other Financial Data:
Gross margin	26.50%	5.70%	8.70%	9.90%	-4.40%

Operating margin	9.10%	-7.40%	-0.90%	-2.30%	-27.80%
Net margin	9.90%	-9.80%	-3.00%	-1.30%	-32.50%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	943,463	1,347,302	1,614,888	1,849,957	1,611,208
ASP(6)	1,033	869	907	838	840

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of our ordinary shares in March 2004.

(5)	Fifty ordinary shares equals one ADS.

(6)	Total sales/total wafers shipped.

	As of December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands)

Balance Sheet Data:

Cash and cash equivalents	$607,173	$585,797	$363,620	$469,284	$450,230

Restricted cash	—	—	—	—	6,255
Short-term investments	20,364	13,796	57,951	7,638	19,928

Accounts receivable, net of allowances	169,188	241,334	252,185	298,388	199,372
Inventories	144,018	191,238	275,179	248,310	171,637
Total current assets	955,418	1,047,465	1,049,666	1,075,302	926,858
Land use rights, net	39,198	34,768	38,323	57,552	74,293

Plant and equipment, net	3,311,925	3,285,631	3,244,401	3,202,958	2,963,386
Total assets	4,384,276	4,586,633	4,541,292	4,708,444	4,270,622
Total current liabilities	723,871	896,038	677,362	930,190	899,773
Total long-term liabilities	544,462	622,497	817,710	730,790	578,689

Total liabilities	1,268,333	1,518,535	1,495,072	1,660,980	1,478,462

Minority interest	—	38,782	38,800	34,944	42,795
Stockholders’ equity	$3,115,942	$3,029,316	$3,007,420	$3,012,519	$2,749,365

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except percentages)

Cash Flow Data:

Net income (loss)	$96,203	$(114,775)	$(49,263)	$(19,468)	$(440,231)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	456,961	769,472	919,616	706,277	761,809
Net cash provided by operating activities	518,662	648,105	769,649	672,465	569,782
Purchases of plant and equipment	(1,838,773)	(872,519)	(882,580)	(717,171)	(669,055)
Net cash used in investing activities	(1,826,787)	(859,652)	(917,369)	(643,344)	(761,713)
Net cash provided by (used in) financing activities	1,469,764	190,364	(74,440)	76,637	173,314
Net increase (decrease) in cash and cash equivalents	$161,896	$(21,376)	$(222,177)	$105,664	$(19,054)
Other Financial Data:
Gross margin	26.50%	5.70%	8.70%	9.90%	-4.40%
Operating margin	9.10%	-7.40%	-0.90%	-2.30%	-27.80%
Net margin	9.90%	-9.80%	-3.00%	-1.30%	-32.50%
Risk Factors
Risks Related to Our Financial Condition and Business
We may not be able to achieve or maintain a level of profitability, primarily due to our high fixed costs and correspondingly high levels of depreciation expenses.
Our losses from operations totaled $35.9 million in 2007 and $376.9 million in 2008. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur high capital expenditures and depreciation expenses as we equip and ramp up additional fabs, expand our capacity at our existing fabs and construct new fabs.
The cyclical nature of the semiconductor industry and periodic overcapacity in the industry make our business and operating results particularly vulnerable to economic downturns, such as the current global economic crisis.
The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterized by fluctuations in end-user demand, reduced demand for integrated circuits, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively during periods of increased demand in order to have the capacity needed to meet expected demand in the future. If actual demand does not increase or declines, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry-wide capacity exceeds demand, as was the case in the first quarter of 2009 during the current global economic crisis.
During the current global economic crisis, the United States and other countries around the world have been experiencing deteriorating economic conditions. There has been an erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations.

Adverse economic conditions could cause our expenses to vary materially from our expectations. The failure of financial institutions could negatively impact our treasury operations, as the financial condition of such parties may deteriorate rapidly and without notice in times or market volatility and disruption. Other income and expense could vary materially from expectations depending on changes in interest rates, borrowing costs and currency exchange rates. Economic downturns also may lead to restructuring actions and associated expenses.
During periods when industry-wide capacity exceeds demand, as was the case in the first quarter of 2009 during the current global economic crisis, our operations are subject to more intense competition, and our results of operations are likely to suffer because of the resulting pricing pressure and capacity underutilization. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from achieving or maintaining profitability. We expect that industry cyclicality will continue. In addition, a slowdown in the growth in demand for, or the continued reduction in selling prices of, devices that use semiconductors may decrease the demand for our services and reduce our profit margins. If we cannot take appropriate or effective actions in a timely manner during the current and any future economic downturns, such as reducing our costs to sufficiently offset declines in demand for our services, our business and operating results may be adversely affected. A prolonged period of economic decline could have a material adverse effect on our results of operations. Economic uncertainty also makes it difficult for us to make accurate forecasts of revenue, gross margin and expenses.
The impact of deteriorating economic conditions on our customers and suppliers could adversely affect our business.
Customer financial difficulties have resulted, and could result in the future, in increases in bad debt write-offs and additions to reserves in our receivables portfolio. In particular, our exposure to certain financially troubled customers could have an adverse affect on our results of operations. In addition, we depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. Our business may be disrupted if we are unable to obtain these raw materials from our suppliers—and our suppliers from their suppliers—due to the insolvency of key suppliers who may be unable to obtain credit.
The former trend of increasing demand for foundry services has slowed down, primarily as a result of the current global economic crisis. As a result, we may achieve a lower rate of return on investments than previously anticipated and our business and operating results may be adversely affected.
Until the onset of the current global economic crisis, the demand for foundry services by IDMs, fabless semiconductor companies and systems companies had been increasing in recent years. We made significant investments in anticipation of the continuation of this trend. The reversal of this trend as a result of the current global economic crisis will likely result in a lower rate of return on our investments than anticipated. For example, some IDMs have changed their strategy and targeted greater internal production, and consequently they have reduced their outsourcing of wafer fabrication. In addition, as a result of the current industry downturn, in order to maintain their equipment’s utilization rates, these IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies. As a result, our business and operating results may be adversely affected.
Our results of operations may fluctuate from year to year, which may make it difficult to predict our future performance which may be below our expectations or those of the public market analysts and investors in these periods.
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
Our rapid expansion has presented significant challenges to our management and administrative systems and resources, and as a result, we may experience difficulties managing our growth, which may adversely affect our business and operating results.
Since our inception in 2000, we have grown rapidly. Our wafer shipment and sales grew from zero in 2000 to 1,611,208 wafers and US$1.4 billion in 2008. During this period, we commenced commercial production at two 8-inch fabs (which includes our Shanghai mega fab and Tianjin fab) and one 12-inch mega fab in Beijing, and the range of process technologies we offered grew significantly. We are also in the process of ramping up one additional 12-inch fab at our Shanghai site and have already undertaken management contracts to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. In addition, we are constructing one additional 8-inch fab in Shenzhen. At December 31, 2000, we had 122 employees; and at December 31, 2008, we had 10,598 employees. We may hire a significant number of additional employees as our fabs in Tianjin, Beijing, and Shanghai increase in production capacity. This expansion, as well as our participation in a joint venture with Toppan Printing Co., Ltd. in Shanghai and a joint venture with United Test and Assembly Center Ltd. to establish an assembly and testing facility in Chengdu, and the management of wafer manufacturing facilities in Chengdu and Wuhan, China, have presented, and continue to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth and our business and operating results could be adversely affected.
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
We have been dependent on a small number of customers for a substantial portion of our business. For the year ended December 31, 2008, our five largest customers accounted for 58.2% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach or exceed our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.
In 2008, our capital expenditures totaled approximately US$666 million and we currently expect our capital expenditures in 2009 to total approximately US$190 million to be adjusted based on market conditions. These capital expenditures will be used primarily to expand our operations at our mega-fabs in Shanghai and Beijing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.
Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2009. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:
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
While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2008, we had been granted four hundred fifty six patents worldwide, of which, fifty three are in Taiwan, fifty four are in the U.S., and three hundred forty nine are in China, whereas we believe our competitors and other industry participants have been issued numerous patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

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
If we breach the terms and conditions of a settlement agreement regarding the patent and trade secret litigation with TSMC, we may be required to accelerate the payment of the then outstanding amounts due under the settlement agreement. If we are unable to successfully defend ourselves within the current ongoing litigation with TSMC, we may be required to pay damages, obtain a license from TSMC, or discontinue sales of certain of our products.
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SM IC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under that settlement agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached a settlement agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
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
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 ìm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

During the pre-trial proceedings in the matter, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.
On May 1, 2009, the Company filed motions for summary adjudication against TSMC’s claims for breach of promissory notes and violation of The California Uniform Trade Secrets Act. The motions will be heard by the Court on July 17, 2009.
The California Court has further scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.
In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. The Court rendered its first-instance judgment on June 10, 2009. Claims of SMIC against TSMC were not supported by the Court in the first-instance judgment. The first-instance judgment is not final and either TSMC or SMIC may further appeal to the PRC Supreme People’s Court according to the law.
If TSMC were to succeed on its claims in the United States, we may be ordered to pay damages for breach of contract and discontinue sales of certain of our products in the United States or elsewhere.
The occurrence of any of these events could have a material adverse effect on our business and operating results and, in any event, the cost of litigation is substantial.
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
External factors such as potential terrorist attacks, acts of war, financial crises, such as the current global economic crisis, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses and interruptions caused by terrorist acts or acts of war. Therefore, any of these events or circumstances could adversely affect our business and operating results.

The recent outbreak of the H1N1 swine flu, the recurrence of an outbreak of the H5N1 strain of bird flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other similar epidemic could, directly or indirectly, adversely affect our operating results.
The recent outbreak of the H1N1 virus in North America and Europe has caused governments to take measures to prevent spread of the virus. In addition, there have been reports of swine flu cases in Asia. If the H1N1 virus further spreads, the epidemic could negatively affect the economy. For example, past occurrences of epidemics such as SARS have caused different degrees of damage to the national and local economies in China. If any of our employees are identified as a possible source of spreading the H1N1 virus, the Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting our operations. The current outbreak of the H1N1 virus or a recurrence of an outbreak of SARS, Avian Flu or other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities which could in turn adversely affect our results of operations.
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
Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.75 to HK$7.85 per US$1.00 for 2008, we cannot assure you that such policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud and, because of the inherent limitation of internal control over financial reporting, material misstatements due to error or fraud may not be prevented or detected on a timely basis.
We are subject to reporting obligations under the United States securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal controls over financial reporting. Our management has concluded that our internal controls over our financial reporting as of December 31, 2008 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our securities. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
As is common in the semiconductor industry, we may experience difficulty in ramping up production at new or existing facilities, such as our Beijing mega-fab in which we expect to add a significant amount of new equipment. This could be due to a variety of factors, including hiring and training of new personnel, implementing new fabrication processes, recalibrating and re-qualifying existing processes and the inability to achieve required yield levels.
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
The results of the joint ventures are reflected in our operating results to the extent of our ownership interest, and losses of the joint ventures could adversely impact our operating results. For example, as a result of our ownership of Toppan SMIC Electronics (Shanghai) Co., Ltd., we recorded a loss of US$0.44 million in 2008. Integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time. The joint ventures are likely to continue to face numerous challenges in commencing their operations and operating successfully. The business of the joint ventures will be subject to operational risks that would normally arise for these types of businesses pertaining to manufacturing, sales, service, marketing, and corporate functions. Competition in the CMOS image sensor market and semiconductor assembly and testing industry will involve challenges from well-established companies with substantial resources and significant market share.
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
We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 68.0% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and operating results.
The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these resources will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fab in Tianjin and our Beijing mega-fab are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in yield.
Our operations may be delayed or interrupted due to natural disasters which could adversely affect our business and operating results.
We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes in addition to requiring extensive amounts of fresh water and a stable source of electricity. The occurrence of natural disasters such as earthquakes may disrupt this required access to goods and services provided by our suppliers as well as access to fresh water and electricity. As a result, our production could be limited or delayed due to the disruption of access to required supplies, in addition to possible damage caused to our manufacturing equipment and related infrastructure, which could adversely affect our business and operating results.
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
The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (“PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.8346 on December 31, 2008 versus 7.3046 on December 28, 2007 by PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2008 was approximately 6.43%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse affect on our business and operating results.
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
We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2008, approximately 5.4% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.
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
We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, and Semiconductor Manufacturing International (Tianjin) Corporation. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP.
Distributions by our Chinese subsidiaries to us may be subject to governmental approval and taxation. Any transfer of funds from our company to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

Risks Related to Ownership of Our Shares and ADSs and Our Trading Markets
Future sales of securities by us or our shareholders may decrease the value of your investment.
Future sales by us or our existing shareholders of substantial amounts of our ordinary shares or ADSs in the public markets could adversely affect market prices prevailing from time to time.
We cannot predict the effect, if any, of any such future sales or of the perception that any such future sales will occur, on the market price for our ordinary shares or ADSs.
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
Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Moreover, a number of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or China, respectively, against us or such persons predicated upon the securities laws of the United States or any state thereof. See “Item 4—Information on the Company—Business Overview—Enforceability of Civil Liabilities.

Item 4. Information on the Company
History and Development of the Company
We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since our global offering, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.”
We were founded by Dr. Richard Ru Gin Chang, our Chief Executive Officer and President, who has more than 29 years of experience in the semiconductor industry. In August 2000, we started construction of the first fab in our Shanghai mega-fab. The first fab in the Shanghai mega-fab commenced pilot production in September 2001. That fab and the portion of our second fab in our Shanghai mega-fab which provides aluminum interconnects, commenced commercial production in January 2002. The portion of this second fab which provides copper interconnects and a third fab in our Shanghai mega-fab commenced commercial production in January 2003. All the fabs comprising the Shanghai mega-fab are located in the Zhangjiang High-Tech Park. In January 2004, we completed the acquisition of an 8-inch wafer fab located in the Xiqing Economic Development Area in Tianjin, China, and commenced mass production in May 2004. We commenced construction of our Beijing mega-fab in the Beijing Economic and Technological Development Area in December 2002. The Beijing mega-fab consists of three twelve-inch fabs and commenced commercial production in March 2005. The Beijing mega-fab is China’s first 12-inch fab. In January 2008, the Company announced its plan to start a new IC production project in Shenzhen with extensive support from the Shenzhen municipal government. The project broke ground in the first half of 2008.
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
The foundry industry requires a significant amount of capital expenditures in order to construct, equip, and ramp up fabs. We incurred capital expenditures of US$912 million, US$860 million, and US$666 million in 2006, 2007 and 2008, respectively, for these purposes. We anticipate that in 2009, we will incur approximately US$190 million of capital expenditures to be adjusted based on market conditions, principally to expand our operations at our mega-fabs in Shanghai and Beijing and fab in Tianjin and new fab in Shenzhen. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
Our fabs had an aggregate capacity, as of December 31, 2008, of 160,500 8-inch wafer equivalents per month for wafer fabrication. We anticipate a slight increase to aggregate capacity by the end of 2009 subject to market conditions.
For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”
Business Overview
We are one of the leading semiconductor foundries in the world. We operate three 8-inch wafer fabrication facilities in our Shanghai mega-fab located in the Zhangjiang High-Tech Park in Shanghai, China, an 8-inch wafer fab in Tianjin, China and a 12-inch wafer fab in our Beijing mega-fab located in the Beijing Economic and Technological Development Area in Beijing, China. These fabs had an aggregate capacity as of December 31, 2008 of 160,500 8-inch wafer equivalents per month for wafer fabrication which positions us as the leading foundry in China. In addition, we have a 12-inch fab in Shanghai currently engaged primarily in research and development activities, and a 8-inch fab under construction in Shenzhen. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. We also operate a fab at our Shanghai site which produces solar cells and modules. Due to the unique nature of solar cells and modules, this fab is not considered a part of our Shanghai mega-fab.

We currently provide semiconductor fabrication services using 0.35 micron to 65 nanometer process technology for the following devices:
•	logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

•	memory technologies, including DRAM, SRAM, Flash, and EEPROM; and

•	specialty technologies, including LCoS, and CIS.
During the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.
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
Process technologies are the set of specifications and parameters implemented for manufacturing the circuitry on integrated circuits. The transistor circuitry on an integrated circuit typically follows lines that are less than one micron wide (1/1,000,000 of a meter). The line-widths of the circuitry, or the minimum physical dimensions of the transistor gate of integrated circuits in production, is used as a general rule for classifying generations of process technology of integrated circuits. Progress in the advancement of the integrated circuit has been driven by the scaling, or downsizing, of its components, primarily the transistors. By systematically shrinking the size of the transistors, the number of allowable transistors per die increases, and thus the number of dies on a given wafer, has also increased. Our current process technology ranges from 0.35 micron to 45-nanometer.
Importance of Integrated Circuits for China’s Domestic Market and China’s Emergence as a Global Electronics Manufacturing Center
China has emerged as a global manufacturing center for electronic products that are sold both within China and abroad. In recent years, numerous international companies have established facilities in China for the manufacture of a variety of electronic products, including household appliances, computers, mobile phones, telecommunications equipment, digital consumer products and products with industrial applications. An increasing number of electronic systems manufacturers are relocating production facilities from the United States, Taiwan, and Southeast Asia to China. China is establishing itself as a favorable manufacturing location due to its well educated labor force, significantly lower costs of operations, large domestic market for semiconductors and cultural similarities and geographical proximity to Japan, Hong Kong, Taiwan, Singapore and Korea, among other factors. Such production growth represents additional potential demand for semiconductors manufactured in China.

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
Our Fabs
The table below sets forth a summary of our current fabs:

	Shanghai Mega-Fab	Beijing Mega-Fab	Tianjin
Number and Type of fab	(3) 8-inch fabs (1) 12-inch fab in R&D phase	(2) 12-inch fabs	(1) 8-inch fab

Pilot production commencement	September 2001	July 2004	February 2004

Commercial production commencement	January 2002	March 2005	May 2004

Wafer size	8-inch 12-inch (being equipped)	12-inch	8-inch

Production clean room size	34,610 m2	23,876 m2	8,463 m2
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
Additionally, we have one 8-inch fab under construction in Shenzhen. The expansion plan for this project will be adjusted based on overall market conditions.
Management of Fabs
We also have undertaken agreements relating to wafer manufacturing facilities in Chengdu and Wuhan, China. Under these agreements, we do not own any equity interest but will manage the operations of the facilities.

Our Services
Wafer Fabrication Services
We currently provide semiconductor fabrication services using 0.35 micron to 65 nanometer technology for the following devices:
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

We are one of the leading foundries in the world in terms of the process technologies that we are capable of using in the manufacturing of semiconductors.

Month and
year of
	commencement	Process technology
	of commercial	(in microns)
Fab	production of initial fab	2006	2007	2008	2009

Wafer fabrication:
Shanghai Mega-fab (8”)	January 2002	0.35/0.25/	0.35/0.25/	0.35/0.25/	0.35/0.25/
		0.18/0.15/	0.18/0.15/	0.18/0.15/	0.18/0.15/
		0.13/0.11/0.09	0.13/0.11/0.09	0.13/0.11/0.09	0.13/0.11/0.09

Shanghai fab (12”)	—	—	—	0.09	0.11/0.09/0.065

Beijing Mega-fab (12”)	March 2005	0.15/0.13/0.11/	0.13/0.11/	0.18/0.13/	0.18/0.13/0.09/0.065
		0.10/0.09	0.10/0.09	0.09

Tianjin fab (8”)	May 2004	0.35/0.25/	0.35/0.25/	0.35/0.25/	0.35/0.25
		0.18/0.15	0.18/0.15	0.18/0.15	0.18/0.15
The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2006, 2007, and 2008 and each of the quarters in the year ended December 31, 2008:

							For the
	For the		For the three months ended				year ended
Process	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2006	2007	2008	2008	2008	2008	2008
	(based on sales in US$)
0.13 micron and below	49.60%	53.10%	44.70%	41.30%	44.50%	45.50%	43.90%
0.15 micron	5.70%	2.90%	4.30%	2.10%	2.00%	2.20%	2.70%
0.18 micron	35.70%	30.50%	32.10%	37.70%	33.90%	32.50%	34.10%
0.25 micron	2.00%	0.70%	0.50%	0.60%	0.50%	0.60%	0.60%
0.35 micron	7.00%	12.80%	18.40%	18.30%	19.10%	19.20%	18.70%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Manufacturing Capacity
We currently manufacture 8-inch silicon wafers based on proprietary designs provided by our customers or third party designers. Since commencing commercial production, we have the largest 8-inch wafer fabrication capacity among the semiconductor foundries in China. We have the most advanced process technology among foundries in China. In January 2003, we commenced commercial production using 0.13 micron copper interconnects process technology. We are currently one of the few fabs in China to offer 0.13 micron copper interconnects process technology and both 90 nanometer and 65 nanometer wafer fabrication process technology.
The following table sets forth the historical capacity of our wafer fabrication and copper interconnects fabs as December 31, 2008:

Fab	2006		2007		2008
Wafer Fabrication:
Wafer fabrication capacity as of year-end(1):
Shanghai mega-fab	106,000		98,000		88,000

Beijing mega-fab	56,250		65,250		40,500

Tianjin fab	20,000		22,000		32,000

Total monthly wafer fabrication capacity as of year-end(1)	182,250	(3)	185,250	(3)	160,500	(3)

Wafer fabrication capacity utilization	90%		91%		86%

All	output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month.

(1)	Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)	Reflects wafers fabricated using the copper interconnects line and does not include wafers fabricated using the aluminum interconnects line. As a small number of wafers produced by our aluminum interconnects lines also utilize the copper interconnects capabilities, our reported capacity and output data for our copper interconnects line overlaps to a limited extent with such data for our aluminum interconnects line.

(3)	Mega fab structure includes copper interconnects in the total monthly capacity.
As of December 31, 2008, our aggregate wafer fabrication capacity was 160,500 8-inch wafer equivalents per month for wafer fabrication.
A key factor influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significant positive effect on output and profitability. In 2005 our wafer fabs had an average annual utilization rate of 89%, in 2006, our wafer fabs had an average annual utilization rate of 90%, and in 2007, our wafer fabs had an average annual utilization rate of 91%. In 2008 our wafer fabs had an average utilization of 86%. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently. In addition, we have manufactured DRAM to fill our production lines when the volume demand of other products does not fully utilize our available capacity. As a result, our utilization rate has historically remained high.

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
We have often used DRAM as the initial product to test the production capabilities at a new fab. This is because DRAM requires higher process accuracy, more precise process control and a higher degree of engineering skills and operational disciplines, and can therefore assist in early identification of any potential process, equipment or fab-related production problems. This DRAM is either manufactured on a foundry basis for our customers or sold by us to the market through our distributors under technology licensing and royalty arrangements. However, the market for DRAM devices has also been more volatile and susceptible to sudden price drops in recent years. We expect that our production of DRAM wafers as a percentage of our overall production will decrease. During the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter of 2008. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.
Capacity Expansion Plans
We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. Our capital expenditures in 2007 were approximately US$860 million and our capital expenditures in 2008 were approximately US$666 million. We currently expect that our capital expenditures in 2009 will be approximately US$190 million to be adjusted based on market conditions, which we plan to fund through our operating cash flows and bank loans. If necessary, we will also explore other forms of external financing. We plan to use this capital primarily to expand our operations at our mega-fabs in Shanghai and Beijing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.
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
Design Support Services
Our design support services include providing our customers with access to the fundamental technology files and intellectual property libraries that facilitate customers’ own integrated circuit design. We also offer design reference flows and access to our design center alliance, as well as layout services. In addition, we collaborate with industry leaders in electronic design automation, library and intellectual property services to create a worldwide network of expertise, resources and services that are available to implement and produce a customer’s designs. As of December 31, 2008, we employed over 200 engineers devoted solely to design support services.
Libraries
As part of the necessary building blocks for our customers’ semiconductor designs, we offer libraries of compatible designs for portions of semiconductors, such as standard cells, I/O and selected memory blocks, in addition to technology files. We have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries early on in the development of new process technologies so that our customers can quickly design sophisticated integrated circuits that utilize the new process technologies. We also have arrangements with other providers of libraries to provide our customers with access to a broad library portfolio for their designs. In particular, we offer a portfolio of ASIC library and design kits for a wide range of tested and verified circuit applications and design-flow implementation. These include standard cell, I/O and memory compilers in 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, and 65 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design reuse and fast integration into the overall design system. We are currently developing additional libraries. Our library partners include ARM, Synopsys, Inc., VeriSilicon, and Virage Logic.

Intellectual Property
Together with the intellectual property developed by our internal design team, our alliances with intellectual property providers enable us to offer foundational designs ranging from 0.35 micron to 65 nanometer and relating to mixed-signal, embedded memory, high-speed interface, digital peripheral device controllers, and embedded processors, among others. We use our own and third party design expertise to realize the functions of these various types of intellectual property. Our intellectual property partners include ARM, MIPS, Virage, Synopsys, and Verisilicon.
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
Our mask-making facility, which is located in Shanghai, includes a 3,750 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch, six-inch by six-inch, and seven-inch round reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services. As of December 31, 2008, we had 183 personnel employed in our mask shop.
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

Customers and Markets
Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2006, 2007 and 2008:

	For the year ended December 31,
	2006		2007		2008
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	601,200	41.00%	720,416	46.50%	768,707	56.80%
Integrated device manufacturers	737,275	50.30%	634,607	40.90%	341,933	25.30%
Systems companies and others	126,848	8.70%	194,742	12.60%	243,072	17.90%

Total	1,465,323	100.00%	1,549,765	100.00%	1,353,711	100.00%

We categorize our sales geographically based on the headquarter of customer operations and is not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2006, 2007 and 2008:

	For the year ended December 31,
	2006		2007		2008
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	602,506	41.10%	657,603	42.40%	766,708	56.70%
Europe	440,328	30.00%	328,710	21.20%	92,573	6.80%
Asia Pacific (excluding Japan and Taiwan)(1)	168,608	11.50%	227,973	14.70%	269,611	19.90%
Taiwan	153,058	10.50%	183,114	11.80%	185,849	13.70%
Japan	100,823	6.90%	152,365	9.90%	38,970	2.90%

Total	$1,465,323	100.00%	$1,549,765	100.00%	1,353,711	100.00%

We have a global and diversified customer base that includes IDMs. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule or demands lower prices.
Our President and Chief Executive Officer, Richard Ru Gin Chang, and his wife together hold shareholding interests of less than 0.1% in one of our five largest customers in 2006, 2007 and 2008, Texas Instruments.
During the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.
The following table sets forth a breakdown of our sales by application type for 2006, 2007 and 2008:

	For the year ended December 31,
	2006		2007		2008
Application Type(1)	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing	498,135	34.00%	402,262	26.00%	106,184	7.80%
Communications	618,911	42.20%	695,645	44.90%	696,399	51.50%
Consumer	280,873	19.20%	323,230	20.90%	430,282	31.80%
Others	67,404	4.60%	128,628	8.20%	120,846	8.90%

Total	$1,465,323	100.00%	$1,549,765	100.00%	1,353,711	100.00%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver integrated circuits, graphic processors and other components that are commonly used in personal digital assistants and desktop and notebook computers and peripherals. “Communications” consists of integrated circuits used in digital subscriber lines, digital signal processors, wireless LAN, LAN controllers, LCD drivers, handset components and caller ID devices. “Consumer” consists of integrated circuits used for DVD players, game consoles, digital cameras, smart cards and toys.

The following table sets forth a breakdown of our sales by service type for 2006, 2007 and 2008:

	For the year ended December 31,
	2006		2007		2008
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory wafers	476,970	32.60%	428,355	27.60%	71,935	5.30%
Fabrication of logic wafers(1)	923,411	63.00%	985,776	63.60%	1,139,535	84.20%
Other(2)	64,942	4.40%	135,634	8.80%	142,241	10.50%

Total	$1,465,323	100.00%	$1,549,765	100.00%	1,353,711	100.00%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
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
Research and Development
Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$94.2 million in 2006, US$97.0 million in 2007, and US$102.2 million in 2008 on research and development expenses, which represented 6.4%, 6.3%, and 7.6% respectively, of our sales in those respective years. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2009 for our 65 and 45 nanometer manufacturing process.
The research and development efforts were focused primarily on our logic and system-on-chip (SOC) business. 2008 marked many milestones for SMIC. Early on in the year, Synopsis and SMIC released an enhanced 90-nanometer hierarchical, multi-voltage RTL-to-GDSII reference design flow that will benefit advanced synthesis with built-in capability of design-for-test and design-for-manufacturing. In April, working with a leading China domestic fabless, we developed a 90 nanometer digital photo frame chip, which is one of the most integrated multimedia SOC in the market. For advanced CMOS logic, the Company demonstrated a silicon success in our 45-nanometer process ahead of schedule, and also added new intellectual properties in 65 nanometer and 90 nanometer technology services. In addition, the Company successfully developed a 0.11 micron CMOS image sensor (CIS) process technology, one of the most advanced process technologies for CIS currently available in the industry. In Non-Volatile Memory (NVM) technology, the 0.13um ETox went into production in early 2008 and 90nm ETox is currently in risk production now. Our research and development in Micro-Electromechanical System (MEMS) areas also advanced to risk production for the 1st customer in 2008. Other areas of phase-change memory, HV, mix-signal-signal, and RF technologies were also successfully advanced for smaller size, less power, and lower cost to meet customer demands.

We employ over 800 research and development personnel. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry technology roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future.
Intellectual Property
While we continue to develop and patent our own technologies, we expect to have an ongoing need to obtain licenses for the proprietary technologies of third parties to enable us to manufacture certain advanced wafers for our customers. As of 2008 year-end, we have been granted five hundred fifty seven patents, and have more than one thousand nine hundred ninety three patent applications pending worldwide. We believe our competitors and other industry participants have numerous patents concerning wafer fabrication and related technologies in multiple countries.
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
We have applied for trademarks relating to our corporate logo, English trade name “SMIC”, and Chinese trade name in the United States, China, Hong Kong and Taiwan. We have been granted registration of trademarks for our corporate logo in China, English trade name in China and Taiwan, and Chinese trade name in Hong Kong, United States and China (except a dispute in China for certain applied product/service category). There can be no assurance that other trademarks registration will be granted.
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
Our competitors and potential competitors include other pure-play foundries such as TSMC, UMC and Chartered Semiconductor. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. Another group of potential competitors consists of IDMs that have established their own foundry capabilities. These include Fujitsu Limited, IBM, Samsung Electronics Co., Ltd. and Toshiba. IDMs are primarily dedicated to fabricating integrated circuits for the end products of their respective affiliates. See “Risk Factors—Risks Related to Our Financial Condition and Business—If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.”
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
Raw Materials
Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 18.3% of our manufacturing costs in 2006, 21% of our manufacturing costs in 2007 and 19% of our manufacturing costs in 2008.
The three largest components of raw material costs—raw wafers, chemicals and gases—accounted for approximately 43%, 21% and 11%, respectively, of our raw material costs in 2006, approximately 47%, 20%, and 10%, respectively, of our raw material costs in 2007, and approximately 40%, 20%, and 9%, respectively, of our raw materials in 2008. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.
The most important raw material used in our production is silicon in the form of raw wafers. In 2008, we purchased approximately 68.0% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.
For 2008, our largest and five largest raw materials suppliers accounted for approximately 8.0% and 32.3%, respectively, of our overall raw materials purchases. For 2007, our largest and five largest raw materials suppliers accounted for approximately 14.0% and 48.2%, respectively, of our overall raw materials purchases. For 2006, our largest and five largest raw materials suppliers accounted for approximately 14.7% and 46.1%, respectively, of our overall raw materials purchases. Having made all reasonable inquiry, we are not aware of any director or shareholder (which to the knowledge of our directors own more than 5% of our issued share capital) or their respective associates, which had shareholding interests in any of our five largest suppliers. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.
Electricity and Water
We use substantial amounts of electricity in our manufacturing process. This electricity is sourced from the Pudong Electricity Corporation (for Shanghai), the Beijing Municipal Electricity Department, the Tianjin Municipal Electricity Department, the PiXian Municipal Electricity Department (for Chengdu), and the Shenzhen PanGuShi Municipal Electricity Department. We maintain Uninterrupted Power Supply (UPS) systems and emergency back-up generators to power life safety and critical equipment and systems for emergencies.
The semiconductor manufacturing process uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab from Pudong Vivendi Water Corporation Limited, for our Beijing mega-fab from Beijing Waterworks Group Co. Ltd., for our Tianjin fab from the Tianjin Municipal Water Department, for our Chengdu facility from the Xipu Water Corporation, Ltd., and for our Shenzhen facility from Grand Industrial Zone Water Company of Shenzhen. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing facilities, and our water recycling systems in each of our fabs allow us to recycle 40% to 70% of the water used during the manufacturing process. The Beijing site is also equipped to use recycled/treated industrial waste water from the Beijing Economic and Technological Development Area for non-critical operations.

Regulation
Integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.
Scope of Regulation
The Several Policies to Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the State Council of The People’s Republic of China on June 24, 2000, together with other ancillary laws and regulations, regulates integrated circuit production enterprises, or ICPEs. The State Council issued the Integrated Circuit Policies in order to encourage the development of the software and integrated circuits industry in China. The Integrated Circuit Policies form the basis for a series of laws and regulations that set out in detail the preferential policies relating to ICPEs. Such laws and regulations include:
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

Preferential Industrial Policies Relating to ICPEs
ICPEs which are duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Integrated Circuit Policies, accreditation of ICPEs is determined by the competent examination and approval authorities responsible for integrated circuit projects after consultation with relevant taxation authorities. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the fabrication, package, or testing of integrated circuit chips and the production of mono-crystalline silicon of six inches or above, excluding the integrated circuit design enterprise. The accreditation of ICPEs is included in the accreditation of the integrated circuit enterprises. Such accreditation is determined by the competent authorities consisting of the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs, which jointly designate the China Semiconductor Industrial Association as the accreditation institution. Any enterprise qualified under the requirements set forth in the Accreditation Measures is entitled to apply to the China Semiconductor Association for the Accreditation of the ICPEs. The accreditation of ICPEs is annually reviewed. If the enterprise fails to apply for the annual review in time, it shall be deemed as giving up such accreditation and if the enterprise fails in the annual review, the accreditation will also be canceled.
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

Preferential Enterprise Income Tax Policies
Under Article 42 of the Integrated Circuit Policies (No. 18 [2000] Guo-Fa),Article 2(3) of the Integrated Circuit (Notice No. 25 [2000] Cai-Shui) and Article 1 of the Notice by the Ministry of Finance and the State Administration of Taxation on Several Preferential Policies for Income Tax (No. 1 [2000] Cai-Shui), ICPEs whose total investment exceeds Rmb 8,000 million (approximately US$967 million) or whose integrated circuits have a line-width of less than 0.25 micron are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and communications industries. SMIC Shanghai, SMIC Beijing and SMIC Tianjin are entitled to a full exemption from FEIT for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years or “five year exemption and five year reduction”.
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
On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law, On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008.The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new EIT law eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. The State Council issued the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax on December 26, 2007, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. Thus, SMIC Shanghai, SMIC Beijing and SMIC Tianjin could fall into condition (ii) and may be entitled to the “five year exemption and five year reduction” as subject to the final recognition by the PRC tax authorities. While the new EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology enterprises supported by the PRC government, whether FIEs or domestic enterprises. According to the new EIT Law, entities that qualify as high and new technology enterprises especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Implementation Regulations of the Enterprise Income Tax Law, a high and new technology enterprise shall have core self-owned intellectual properties and its products shall be within the scope provided by “the high-technology field highly supported by the State”.
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
Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially the majority of management members of SMIC are based in the PRC. If the PRC tax authorities subsequently determine that SMIC should be classified as a resident enterprise, then SMIC’s worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on SMIC’s financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if SMIC is classified as a resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax and the dividends paid to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares or ADSs may be subject to 10% withholding tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like SMIC, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

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
Preferential Policies Encouraging Research and Development
The new Corporate Income Tax (“CIT”) has provided tax incentives in relation to technologies as a means to encourage advancement and adoption of technologies. Among these incentives is the 50% additional tax deduction of the research and development (“R&D”) expenses (generally known as “R&D Super-Deduction”). In December 2008, the State Administration of Taxation (“SAT”) issued a circular, Guoshuifa [2008] No.116 (“Circular 116”) with retrospective effective date from 1 January 2008, to provide the implementation rules for the R&D Super-Deduction. An enterprise is allowed to claim an additonal deduction of 50% of R&D expenses incurred for the development of new technologies, new products and new craftsmanship. If the R&D expenses result in an intangible asset, the enterprise is allowed to amortized the intangible asset based on 150% of the the capitalized R&D costs.
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
Conyers Dill & Pearman, our counsel as to Cayman Islands law, Slaughter and May, our counsel as to Hong Kong law, and Fangda Partners, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:
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
Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.
Organizational Structure
We operate primarily through three wholly owned subsidiaries in China. The chart below sets forth our significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities:

		Attributable
	Place and date of	equity interest	Principal
Name of company	incorporation/establishment	held	Activity
Garrison Consultants Limited (“Garrison”)	Samoa April 3, 2000	100%	Consultancy services

Betterway Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Trading of semiconductor products

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai” or “SMIS”)*#	PRC December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing” or “SMIB”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation*	Japan October 8, 2002	100%	Marketing related activities

SMIC Europe S.R.L.	Italy July 3, 2003	100%	Marketing related activities

		Attributable
	Place and date of	equity interest	Principal
Name of company	incorporation/establishment	held	Activity
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin” or “SMIT”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (AT) Corporation (“AT”)*	Cayman Islands July 26, 2004	57.3%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMIC Chengdu” or “SMICD”) *#	The PRC December 28, 2004	57.3%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells and modules

SMIC Development (Chengdu) Corporation*#	The PRC December 29, 2005	100%	Construction, operation, management of SMICD’s living quarter, schools and supermarket

Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment Holding

Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Trading of semiconductor products

SMIC AT (HK) Company Limited (“SMIC AT (HK)”)*	Hong Kong October 22, 2007	57.3%	Investment Holding

SMIC Solar Cell (HK) Company Limited (“SMIC Solar Cell (HK)”)*	Hong Kong October 23, 2007	100%	Investment Holding

SMIC Shanghai (HK) Company Limited (“SMIC SH (HK)”)*	Hong Kong November 1, 2007	100%	Investment Holding

SMIC Beijing (HK) Company Limited (“SMIC BJ (HK)”)*	Hong Kong November 2, 2007	100%	Investment Holding

SMIC Tianjin (HK) Company Limited (“SMIC TJ (HK)”)*	Hong Kong November 2, 2007	100%	Investment Holding

SMIC Shanghai (Cayman) Corporation (“SMIC SH (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment Holding

SMIC Beijing (Cayman) Corporation (“SMIC BJ (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment Holding

		Attributable
	Place and date of	equity interest	Principal
Name of company	incorporation/establishment	held	Activity
SMIC Tianjin (Cayman) Corporation (“SMIC TJ (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment Holding

SMIC (Wuhan) Development Corporation*#	PRC March 27, 2007	100%	Construction, operation, management of living quarter, schools

Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment Holding

SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment Holding

SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment Holding

SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	100%	Investment Holding

SilTech Semiconductor (Hong Kong) Corporation Limited*	Hong Kong March 20, 2008	100%	Investment Holding

Semiconductor Manufacturing International (Shenzhen) Corporation*#	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products

#	Companies registered as wholly-owned foreign enterprises in the People’s Republic of China. (“PRC”), excluding for the purpose of this report, Hong Kong, Macau, and Taiwan.

*	For identification purposes only.
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
The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1) or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/164,795	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/61,990	Wafer fabrication	owned/owned
Export Processing Zone (West Area), Chengdu	252,831/35,850	Assembly and Test	owned/owned
Japan	na/55	Marketing activities	na/leased
USA	na/743	Marketing activities	na/leased
Italy	na/280	Marketing activities	na/leased
Hong Kong(2)	na/300	Representative Office	na/owned

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

(2)	In February 2006, we purchased approximately 300 square meter of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.
The construction of our 8-inch fab in Shenzhen began in 2008 in an effort to expand our production capacity and is expected to commence commercial production in 2010. We plan to gradually increase the capacity in the Shenzhen fab based on market conditions. This project will be financed through our operating cash flows as well as through external financing. See “Risk Factors—Risks Related to Our Financial Condition and Business—Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results,” and “Risk Factors—Risks Related to Our Financial Condition and Business—The construction and equipping of new fabs and the expansion of existing fabs are subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.”
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
We believe our pollution control measures are effective, complying with the requirements applicable to the semiconductor industry in China and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste, and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements. In addition, we continuously investigate methods to lower our energy consumption, including making existing processes more efficient and introducing green energy.
The ISO14001 standard is a voluntary standard and part of a comprehensive series of standards for environmental management published by the International Standards Organization. The ISO14001standard cover environmental management principles, systems and supporting techniques. Starting in August 2002, all operating fabs have since achieved ISO14001 certification.
Furthermore, by March of 2007, these fabs have been third-party certified to be compliant with the RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment) Directive of the European Union, which bans the use of various chemicals determined to be harmful to the environment. Once the Shenzhen facility is in operation, it too will undergo certification for ISO14001 and RoHS compliance.

Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Overview
We were founded in April 2000. In 2000 and 2001, our company was in its development stage and did not have any sales. During this period, we established our management structure, acquired land use rights, constructed, equipped and commenced the ramp-up of production at our 8-inch wafer facilities in Shanghai which are referred to as the Shanghai mega-fab, and began our research and development activities. The first fab in the Shanghai mega-fab and the portion of our second fab, commenced commercial production in January 2002. The remaining portion of our second fab and a third fab commenced commercial production in January 2003. In January 2004, we acquired an 8-inch fab in Tianjin, China, which we refer to as our Fab 7, from MCEL, a wholly owned subsidiary of Motorola. The first fab in the Beijing mega-fab commenced commercial production in March of 2005. As of December 31, 2008, we had reached total wafer fabrication capacity of 160,500 8-inch wafer equivalents per month. Our wafers shipped and sales increased from 1,614,888 wafers and US$1,465.3 million for 2006 to 1,849,957 wafers and US$1,549.8 million for 2007 and decreased to 1,611,208 wafers and US$1,353.7 million for 2008.
We manage our business and measure our results of operations based on a single operating segment. We anticipate a slight increase to aggregate capacity by the end of 2009 subject to market conditions. As we increase our capacity and corresponding wafer production, we benefit from economies of scale. When our capacity utilization is high, these economies of scale enable us to reduce our per wafer production cost and improve our margins. On the other hand, when our capacity utilization rate is low, our unused capacity results in higher per wafer production cost and decreased margins.
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
Substantial Capital Expenditures
The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity since our inception, we incurred capital expenditures of US$912 million, US$860 million, and US$666 million in 2006, 2007, and 2008 respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation and amortization of US$919.6 million, US$706.3, and US$761.8 million in 2006, 2007, and 2008 respectively.
The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$94.2 million in 2006, US$97.0 million in 2007, and US$102.2 million in 2008 for research and development, which represented 6.4%, 6.3%, and 7.6% respectively, of our sales for 2006, 2007, and 2008. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility. In 2008, we continued to equip our new 12-inch fab at the Shanghai mega-fab.

We currently expect that our capital expenditures in 2009 will be approximately US$190 million to be adjusted based on market conditions, which we plan to fund through our operating cash flows and bank loans in order to expand our operations. If necessary, we will also explore other forms of external financing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.
Capacity Expansion
We have expanded, and plan to continue to expand, our capacity through internal growth and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We anticipate a slight increase to aggregate capacity by the end of 2009 subject to market conditions.
Pricing
We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped increased 0.2% from US$838 per wafer in 2007 to US$840 per wafer in 2008.
The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2006, 2007 and 2008 and each of the quarters in the year ended December 31, 2008:

							For the
	For the		For the three months ended				year ended
Process	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2006	2007	2008	2008	2008	2008	2008
	(based on sales in US$)
0.13 micron and below	49.60%	53.10%	44.70%	41.30%	44.50%	45.50%	43.90%
0.15 micron	5.70%	2.90%	4.30%	2.10%	2.00%	2.20%	2.70%
0.18 micron	35.70%	30.50%	32.10%	37.70%	33.90%	32.50%	34.10%
0.25 micron	2.00%	0.70%	0.50%	0.60%	0.50%	0.60%	0.60%
0.35 micron	7.00%	12.80%	18.40%	18.30%	19.10%	19.20%	18.70%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
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
Our initial sales after commencing commercial operations in 2002 consisted mainly of DRAM fabricated and sold on a foundry basis, as well as commodity-type DRAM fabricated using technology licensed from a third party and sold by us to distributors. This commodity-type DRAM was fabricated during our start-up phase in order to test and ramp up our facilities and train our personnel. As our business has grown and our fabs have matured, we have produced proportionately less commodity-type DRAM and more logic products and memory products utilizing more advanced technologies, which generally command a higher margin. During the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.
The following table sets forth a breakdown of our sales by service type for 2006, 2007 and 2008:

	For the year ended December 31,
	2006		2007		2008
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory wafers	476,970	32.60%	428,355	27.60%	71,935	5.30%
Fabrication of logic wafers(1)	923,411	63.00%	985,776	63.60%	1,139,535	84.20%
Other(2)	64,942	4.40%	135,634	8.80%	142,241	10.50%

Total	$1,465,323	100.00%	$1,549,765	100.00%	1,353,711	100.00%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
Capacity Utilization Rates
Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2006, 2007 and 2008, approximately 59%, 47%, and 46% respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 89.6% in 2006, 91.0% in 2007, and 86.0% in 2008. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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
Inventory
Inventories are stated at the lower of cost or market. Market represents the net realizable value for finished goods and work-in-progress. Inventory cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. We determine the standard cost of each wafer based on estimates of the materials, labor, and other costs incurred in each process step associated with the manufacture of our products. We allocate labor and overhead costs to each step in the wafer production process based on normal fab capacity, with costs arising from abnormal under-utilization of capacity expensed when incurred. The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor equipment, are allocated over a larger number of units produced.
We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the market value of a good drops below its carrying value, we record a write-off to cost of sales for the difference between the carrying cost and the market value. During the years ended December 31, 2006, 2007 and 2008, the Company recorded inventory write downs of US$16.1 million, US$22.7 million, and US$40.8 million, respectively, to reflect a decline in the estimated market value of the inventory we held. We carry out an inventory review at each quarter-end.
Depreciation and Amortization
We operate in a capital-intensive business. We periodically review and assess the estimated useful life of our assets based on expected use by the Company, taking into account effects of obsolescence, demand, and other economic factors. The net book value of our plant and equipment, including land use rights, at December 31, 2008 was US$3,038 million. Depreciation of manufacturing buildings and related improvements is provided on a straight-line basis over the estimated useful life of 25 years and commences from the date the facility is ready for its intended use. Depreciation of our manufacturing machinery and equipment, as well as our facility, machinery and equipment, is provided on a straight-line basis over the estimated useful life, commencing from the date that the equipment is placed into productive use. A 5 to 7 year useful life is used for manufacturing machinery and equipment while a 10 year useful life is used for facility, machinery and equipment. Amortization of land use rights is over the term of the land use right agreement, which ranges from 50 to 70 years. Amortization of intangible assets is computed using the straight-line method over the expected useful life of the assets ranging from 3 to 10 years. The estimated useful life and dates that the equipment is placed into productive use reflects our estimate of the periods that we intend to derive future economic benefits from the use of our plant and equipment and land use rights.

Long-lived Assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to specific asset group based on our asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.
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
During the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.
As of March 31, 2008 the sensitivity of the fair values to an independent change of one point in the discount rate were as follows:

Excess of carrying value
	over estimated fair value	Impact of one point change in the discount rate
Reporting Unit	(in millions)	(in millions)
		+1 point	-1 point

SMIB	-105.8	-129.2	-81.4
Revenue Recognition
We manufacture semiconductor wafers for our customers based on the customers’ designs and specifications pursuant to manufacturing agreements and purchase orders. We also sell certain semiconductor standard products to customers. Customers do not have any rights of return except pursuant to warranty provisions, which returns have been minimal. We typically perform tests of our products prior to shipment to identify yield of acceptable products per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid or for its costs to ship replacement products. We estimate the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales and any current information regarding specific customer yield issues that may exceed historical trends. We recognize revenue upon shipment and title transfer, if all other criteria have been met. We also provide certain services such as mask making and probing and revenue is recognized when our services are completed.

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
We grant stock options to our employees and certain non-employees. Prior to January 1, 2006, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. We also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” As a result, no expense was recognized for options to purchase our ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). We elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation. As a result of adopting SFAS 123 (R) on January 1, 2006, we recognized a benefit of US$5.2 million as a result of the cumulative effect of a change in accounting principle, in relation to the forfeiture rate applied on the unvested portion of the stock options. Our total actual share-based compensation expense for the year ended December 31, 2006, 2007 and 2008 was US$23.5, US$20.6, and US$11.6 million respectively.
The fair value of options and shares issued pursuant to our option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use projected volatility rates based upon the company’s historical volatility rates. Because our employee stock options issued under our 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan had characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.
Inflation
Although there can be no assurance as to the impact in future periods, we believe that, to date, inflation in China has not had a material impact on our results of operations. Inflation in China was approximately 1.5%, 4.8%, and 5.9% in 2006, 2007, and 2008, respectively.
Income Tax
As an exempted company incorporated in the Cayman Islands, we are exempt from Cayman Islands taxation. Our Chinese subsidiaries are subject to taxation pursuant to Enterprise Income Tax Law and various local income tax laws. Under relevant regulations and after approval by the local Tax Bureau, our Shanghai, Beijing and Tianjin subsidiaries will become entitled to a full exemption from foreign enterprise income tax, or FEIT, for five years starting with the first year of positive accumulated earnings, and a 50% reduction for the following five years. The tax holiday enjoyed by our Shanghai subsidiary took effect in 2004 when SMIS completed its first profit-making year. As of December 31, 2008, both Beijing and Tianjin entities were in loss positions and as a result the tax holiday had not yet taken effect.
According to PRC tax regulations, the Company’s Chengdu subsidiary is entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. As of December 31, 2008, SMICD was still in a loss position. Pursuant to the New EIT Law, the tax holiday began in 2008 at the statutory tax rate of 25% despite the fact that SMICD had yet to be profitable.

Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including Japan, United States, and Europe. Our income tax obligations to date have been minimal.
We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes. Under the asset and liability method, deferred income taxes are recognized for temporary differences, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We conduct this analysis on a quarterly basis. As of December 31, 2008, the Company has recognized deferred tax assets including $55.5 million from net operating loss carry forward and $59.2 million from temporary difference between the tax and book base of certain fixed assets. We provided full valuation allowance on net operating loss carry forward as we believe it is more likely than not that it would not to be realized. The temporary difference generated from depreciation of fixed assets relates specially to one of the Company’s subsidiaries and this subsidiary has achieved profitability in prior years and is expected to continue to be profitable based on the current forecast. We have recognized $20.3 million valuation allowance based on the analysis on available positive and negative evidences, including profitability, utilization and production efficiency, industry cyclical risk and technology development risk.
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
On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law, On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new EIT law eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. The State Council issued the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax on December 26, 2007, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. Thus, SMIC Shanghai, SMIC Beijing and SMIC Tianjin could fall into condition (ii) and may be entitled to the “five year exemption and five year reduction” as subject to the final recognition by the PRC tax authorities. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology enterprises companies supported by the PRC government, whether FIEs or domestic companies. According to the new EIT Law, entities that qualify as high and new technology enterprises especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Implementation Regulations of the Enterprise Income Tax Law, a high and new technology enterprise shall have core self-owned intellectual properties and its products shall be within the scope provided by “the high-technology field highly supported by the State”.
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

On February 22, 2008, the PRC government promulgated Caishui (2008) No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Caishui No.1”). Pursuant to Caishui No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.
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
Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141, “Business Combinations: (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non-controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 141R will change the Company’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company will incorporate the presentation requirements outlined by SFAS No. 160 on January 1, 2009.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. SFAS 161 does not change the accounting treatment for derivative instruments and will change the Company’s disclosure for derivative instruments and hedging activities on January 1, 2009.

In April, 2008, the FASB issued FSP. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142- 3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Company’s consolidated financial position or result of operations.
In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 will not have a material impact on our consolidated financial condition or results of operations.
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

Incentive	SMIC Shanghai, SMIC Beijing, and SMIC Tianjin
Preferential Value-added Tax Policies	17% VAT rate.
17% tax refund rate for exports reduced to 13% as of January 1, 2004.
13% tax refund rate for exports increased to 17% as of November 1, 2004.

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau.

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties with respect to its equipment, spare parts and raw materials.
Exemption from import-related VAT with respect to its equipment, spare parts and raw materials.
Exemption from VAT for imported equipment will no longer apply as of July 1, 2009 and a 17% VAT rate will apply.
Operating Results
Sales
We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services.

In 2008, fabless semiconductor companies accounted for 56.8%, IDMs accounted for 25.3% and systems and other companies accounted for 17.9%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2006, 2007, and 2008 our five largest customers accounted for approximately 59.5%, 60.0%, and 58.2% of our sales, respectively.
Cost of sales
Our cost of sales consists principally of:
•	depreciation and amortization;
•	overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities and royalties;
•	direct materials, which consist of raw wafer costs;
•	labor, including amortization of deferred stock compensation for employees directly involved in manufacturing activities; and
•	production support, including facilities, utilities, quality control, automated systems and management functions.
Our depreciation expenses attributable to cost of sales were US$786.7 million in 2006, US$657.8 million in 2007, and US$663.1 million in 2008.
Operating expenses (income)
Our operating expenses (income) consist of:
•	Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, contracted technology development costs, and the costs associated with the ramp-up of new fabs but are partially offset by related government subsidies.
•	General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resource personnel, commercial insurance, fees for professional services, foreign exchange gains and losses from operating activities. Foreign exchange gains and losses relate primarily to period-end translation adjustments due to exchange rate fluctuations that affect payables and receivables directly related to our operations.
•	Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.
•	Amortization of acquired intangible assets. Amortization of acquired intangible assets consist primarily of the cost associated with the purchase of technology, licenses, and patent licenses.
•	Income from sale of plant and equipment and other fixed assets. In 2008, the Company sold plant, equipment and other fixed assets with a carrying value of US$7,542,561 for US$10,419,736, which resulted in a gain on disposal of US$2,877,175.
Other income (expenses)
Our other income (expenses) consists of:
•	interest income, which has been primarily derived from cash equivalents and short-term investments and interest on share purchase receivables;
•	interest expenses, net of capitalized portions and government interest subsidies, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free promissory note; and
•	other income and expense items, such as those relating to the employee living quarters and school; and
•	foreign exchange gains and losses relating to financing and investing activities, including forward contracts.

Comparisons of Results of Operations
Consolidated Financial Data
The summary consolidated financial data presented below as of and for the years ended December 31, 2006, 2007, and 2008 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The summary consolidated financial data as of and for the years ended December 31, 2004 and 2005 is derived from our audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share, per ADS data, percentages, and operating data)
Statement of Operations Data:
Sales	$974,664	$1,171,319	$1,465,323	$1,549,765	$1,353,711
Cost of sales(1)	716,225	1,105,134	1,338,155	1,397,038	1,412,851
Gross profit (loss)	258,439	66,185	127,168	152,727	(59,140)
Operating expenses:
Research and development	74,113	78,865	94,171	97,034	102,240
General and administrative	54,038	35,701	47,365	74,490	58,841
Selling and marketing	10,384	17,713	18,231	18,716	20,661
Litigation settlement	16,695	—	—	—	—
Amortization of acquired intangible assets	14,368	20,946	24,393	27,071	32,191
Impairment loss of long-lived assets	—	—	—	—	106,741
Income from sale of plant and equipment and other fixed assets	—	—	(43,122)	(28,651)	(2,877)
Total operating expenses	169,598	153,225	141,038	188,659	317,797

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share, per ADS data, percentages, and operating data)
Income (loss) from operations	88,841	(87,040)	(13,870)	(35,932)	(376,937)
Other income (expenses):
Interest income	10,587	11,356	14,916	12,349	11,542
Interest expense	(13,698)	(38,784)	(50,926)	(37,936)	(50,767)
Foreign currency exchange gain (loss)	8,218	(3,355)	(21,912)	11,250	3,230
Other, net	2,441	4,462	1,821	2,238	7,429
Total other income (expense), net	7,548	(26,322)	(56,101)	(12,100)	(28,566)
Income (loss) before income tax	96,389	(113,362)	(69,971)	(48,032)	(405,503)
Income tax — current	(186)	(285)	24,928	29,720	(26,433)
Minority interest	—	251	(19)	2,856	(7,851)
Loss from equity investment	—	(1,379)	(4,201)	(4,013)	(444)
Net (loss) income before cumulative effect of a change in accounting principle	96,203	(114,775)	(49,263)	(19,468)	(440,231)
Cumulative effect of a change in accounting principle	—	—	5,154	—	—
Net (loss) income	96,203	(114,775)	(44,109)	(19,468)	(440,231)
Deemed dividend on preference shares(2)	18,840	—	—	—	—
Income (loss) attributable to holders of ordinary shares	$77,363	$(114,775)	$(44,109)	$(19,468)	(440,231)
Income (loss) per ordinary share, basic	$0.01	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Income (loss) per ordinary share, diluted	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Ordinary shares used in calculating basic income (loss) per ordinary share(4)	14,199,163,517	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866
Ordinary shares used in calculating diluted income (loss) per ordinary share(3)(4)	17,934,393,066	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866
Income (loss) per ADS, basic(5)	$0.27	$(0.32)	$(0.12)	$(0.05)	$(1.18)
Income (loss) per ADS, diluted(5)	$0.22	$(0.32)	$(0.12)	$(0.05)	$(1.18)

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share, per ADS data, percentages, and operating data)
ADS used in calculating basic income (loss) per ADS(5)	283,983,270	363,688,585	366,689,978	370,038,810	373,650,897
ADS used in calculating diluted income (loss) per ADS(5)	358,687,861	363,688,585	366,689,978	370,038,810	373,650,897

Other Financial Data:
Gross margin	26.50%	5.70%	8.70%	9.90%	-4.40%
Operating margin	9.10%	-7.40%	-0.90%	-2.30%	-27.80%
Net margin	9.90%	-9.80%	-3.00%	-1.30%	-32.50%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	943,463	1,347,302	1,614,888	1,849,957	1,611,208
ASP(6)	1,033	869	907	838	840

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2005, 2006, 2007, and 2008 basic income (loss) per share did not differ from diluted loss per share.

(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of our ordinary shares in March 2004 (the “Global Offering”).

(5)	Fifty ordinary shares equals one ADS.

(6)	Total sales/total wafers shipped.
Comparisons of the Years Ended December 31, 2006, 2007 and 2008
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Sales. Sales decreased by 12.7% from US$1,549.8 million for 2007 to US$1,353.7 million for 2008, primarily due to the transition of DRAM production to logic production in the Beijing fab and the sharp market downturn experienced in the fourth quarter. However, consistent with our stated strategy of focusing on the non-DRAM business, non-DRAM revenue has grown by 14.3% for the same period. The number of wafers the Company shipped decreased by 12.9%, from 1,849,957 8-inch wafer equivalents to 1,611,208 8-inch wafer equivalents, while the number of logic only wafer shipments increased by 24.9% between the two periods. The average selling price of the wafers the Company shipped remained relatively flat, with a slight increase of 0.2% from US$838 per wafer to US$840 per wafer. Due to the exit from the commodity DRAM business, the percentage of wafer revenues that used 0.13 micron and below process technology decreased from 53.1% to 43.9% between these two periods. However, if DRAM revenue is excluded, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 24.9% to 38.2% between these two periods.
Cost of sales and gross profit. Cost of sales increased by 1.1% from US$1,397.0 million for 2007 to US$1,412.9 million for 2008. Out of the total cost of sales for 2008, US$663.1 million was attributable to depreciation of plant and equipment and another US$28.4 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2007, US$657.8 million was attributable to depreciation of plant and equipment and another US$33.8 million was attributable to amortization of deferred costs and share-based compensation costs. The Company had a gross loss of US$59.1 million for 2008 compared to a gross profit of US$152.7 million in 2007. Gross margins were -4.4% in 2008 compared to 9.9% in 2007. The decrease in gross margins was due to the transition of DRAM production to logic production in the Beijing fab which resulted in lower utilization, as well as the write down of DRAM inventories and the sharp market downturn experienced in the fourth quarter.

Operating expenses and loss from operations. Operating expenses increased by 68.4% from US$188.7 million for 2007 to US$317.8 million for 2008 primarily due to the impairment charge recorded in 2008 in connection with the decision to exit the commodity DRAM business. The Company received less income from the sale of equipment and fixed assets, which income was US$28.7 million in 2007 compared to US$2.9 million in 2008.
As described in “Note 13. — Acquired intangible assets, net”, the amortization of acquired intangible assets increased from US$27.1 million for 2007 to US$32.2 million for 2008.
Research and development expenses increased by 5.4% from US$97.0 million for 2007 to US$102.2 million for 2008. The Company received an increase in government subsidies for research and development expenses in 2008; however, expenses associated with 45-nanometer and 65-nanometer technology development, as well as expenses incurred for the Shanghai 12-inch project, also increased in 2008.
General and administrative expenses decreased by 21.1% to US$58.8 million for 2008 from US$74.5 million for 2007, primarily due to a decrease in legal fees as well as a foreign exchange gain from operating activities of US$8.2 million recorded in 2008, while a foreign exchange loss from operating activities of US$3.1 million was recorded in 2007.
Selling and marketing expenses increased by 10.7% from US$18.7 million for 2007 to US$20.7 million for 2008, due to an increase in sales and marketing activities.
During the first quarter of 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business. The Company considered these actions to be an indicator of impairment in regard to plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105.8 million during the first quarter of 2008, equal to the excess of the carrying value over the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, a discount rate of 9% has been used on the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipments of approximately 5 years.
As a result, the Company’s loss from operations was US$376.9 million in 2008 compared to loss from operations of US$35.9 million in 2007. Operating margin was negative 27.8% and 2.3%, respectively, for these two years.
Other income (expenses). Other expenses increased from US$12.1 million in 2007 to US$28.6 million in 2008 primarily due to an increase in interest expense. This increase in interest expense, from US$37.9 million in 2007 to US$50.8 million in 2008, was primarily due to a decrease in interest subsidy. Foreign exchange gain from non-operating activities decreased from US$11.3 million in 2007 to US$3.2 million in 2008. Total foreign exchange gain, combining the operating and non-operating activities, was US$11.4 million in 2008 as compared to US$8.1 million in 2007.
Net loss. Due to the factors described above, the Company recorded a net loss of US$440.2 million in 2008 compared to a net loss of US$19.5 million for 2007.
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
Liquidity and Capital Resources
The following table sets forth a condensed summary of our audited statements of cash flows for the periods indicated:

	For the year ended
	December 31,
	2006	2007	2008
	(in US$ thousands)

Net cash provided by operating activities:
Net loss before cumulative effect of change in accounting principle	$(49,263)	$(19,468)	$(440,231)
Depreciation and amortization	919,616	706,277	761,809
Total	769,649	672,465	569,782

Net cash used in investing activities:
Purchase of property, plant and equipment	(882,581)	(717,171)	(669,055)
Total	(917,369)	(643,344)	(761,713)

Net cash provided by (used in) financing activities:
Proceeds from short-term borrowings	255,004	201,658	422,575
Proceeds from long-term debt	785,345	262,248	285,930
Total	(74,440)	76,637	173,314
Net increase (decrease) in cash and cash equivalents	$(222,177)	$105,664	$(19,054)

Operating Activities
As of December 31, 2008, we had US$450.2 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2008 was US$569.8 million, which was primarily due to the loss attributable to holders of ordinary shares of US$440.2 million, a decrease of US$76.7 million in inventories, a decrease of US$99.0 million in accounts receivable and an increase of US$76.8 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$761.8 million in depreciation and amortization relating to commercial production.
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
Investing Activities
Our net cash used in investing activities was US$761.7 million in 2008, US$643.3 million in 2007, and US$917.4 million in 2006. This was primarily attributable to purchases of plant and equipment and land use rights for our mega-fabs in Shanghai and Beijing, and Tianjin fab in these periods as well as costs associated with the Shanghai fab construction.
Financing Activities
Our net cash provided by financing activities in 2008 was US$173.3 million. This was primarily derived from US$422.6 million in proceeds from short-term borrowings, US$285.9 million in proceeds from long-term debt, US$328.3 million in the repayment of short-term borrowings, and US$345.8 million in the repayment of long-term debt.
Our net cash used in financing activities in 2007 was US$76.6 million. This was primarily derived from US$201.7 million in proceeds from short-term borrowings, US$262.2 million in proceeds from long-term debt, US$165.7 million in the repayment of short-term borrowings, and US$195.6 million in the repayment of long-term debt. In addition, US$168.1 million came from proceeds from the issuance of ordinary shares.
Our net cash used in financing activities in 2006 was US$74.4 million. This was primarily derived from US$255.0 million in proceeds from short-term borrowings, US$785.3 million in proceeds from long-term debt, US$449.5 million in the repayment of short-term borrowings, and US$635.6 million in the repayment of long-term debt.
In 2009, the Company has already acquired new credit facilities totaling approximately US$240 million.

Capital Expenditures
We incurred capital expenditures of US$912 million, US$860 million, and US$666 million in 2006, 2007 and 2008, respectively. We currently expect our capital expenditures in 2009 to total approximately US$190 million, to be adjusted based on market conditions. We have financed our substantial capital expenditure requirements through the proceeds received in our global offering, several rounds of private financing, cash flows from operations, and bank borrowings. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows.
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
The global economy has deteriorated and there has been unprecedented financial market volatility. These conditions have resulted in a reduction in demand in the foundry industry, which in turn have resulted in declines in orders or in some instances, customers requesting for a deferment of deliveries on existing orders. Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2009. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
We cannot predict the timing, strength or duration of any economic deterioration or subsequent economic recovery, worldwide, or in the foundry industry. If the current economic or market conditions persist or deteriorate further, our business, financial condition and results of operations could be materially and adversely affected. Therefore there can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization, industry business conditions as well as global economic conditions.
Commitments
As of December 31, 2008, we had commitments of US$7.4 million for facilities construction obligations for our Shanghai, Beijing, Tianjin fabs and living quarters, and our testing facility and living quarters in Chengdu and US$52.2 million to purchase machinery and equipment for the Shanghai, Beijing, and Tianjin fabs, and the testing facility in Chengdu.
For additional information, see “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations—Substantial Capital Expenditures” and “—Capacity Expansion.”
As of December 31, 2008, our outstanding long-term liabilities primarily consisted of US$897.1 million in secured bank loans, of which US$360.6 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments that commenced in 2006, with the last payment in August 2012.
2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount was used to finance future expansion and general corporate requirement for SMIC Shanghai. As of December 31, 2007, SMIC Shanghai had fully drawn down on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2008, SMIC Shanghai had repaid US$334.0 million according to the repayment schedule. In 2008, the interest rate on the loan ranged from 2.47% to 5.76%. The interest expense incurred in 2006, 2007 and 2008 was US$13.5 million, US$17.3 million, and US$17.0 million, of which US$1.6 million, US$3.3 million, and US$5.4 million was capitalized as additions to assets under construction in 2006, 2007 and 2008, respectively.
The total outstanding balance of this long-term facility is collateralized by certain plant and equipment located in SMIC Shanghai 8-inch fabs at the original cost of US$1,871 million as of December 31, 2008.

The long-term loan agreement entered into in June 2006 contains the following covenants:
Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
Financial covenants for the Borrower (SMIC Shanghai) including:
1. Consolidated Tangible Net Worth of no less than US$1,200 million;
2. Consolidated Total Borrowings to Consolidated Tangible Net Worth of:
(a) no more than 60% for periods up to and including December 31, 2008; and
(b) no more than 45% thereafter;
3. Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x.
4. Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.
Financial covenants for the Guarantor (the Company) including:
1. Consolidated Tangible Net Worth of no less than US$2,300 million;
2. Consolidated Net Borrowings to Consolidated Tangible Net Worth of:
(a) no more than 50% for period up to and including June 30, 2009;
(b) no more than 40% thereafter.
3. Consolidated Net Borrowings to trailing four quarters EBITDA of:
(a) no more than 1.50x for periods up to and including June 30, 2009;
(b) no more than 1.30x thereafter.
The Company and its related subsidiary have complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.
2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2006, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. The interest rate on this loan facility in 2008 ranged from 3.46% to 6.38%. The principal amount is repayable starting in December 2007 in six semi-annual installments. As of December 2008, SMIC Beijing had repaid an aggregated amount of US$300.0 million according to the repayment schedule. The interest expense incurred in 2006, 2007 and 2008 was US$28.5 million, US$42.2 million, and US$25.6 of which US$0.5 million, US$2.3 million, and US$1.6 million was capitalized as additions to assets under construction in 2006, 2007 and 2008, respectively.
The total outstanding balance of SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,047.0 million as of December 31, 2008.
Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
1. Where [Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)]/ financial expenses < 1; and
2. (Total liability — borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability -borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).
SMIC Beijing has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date on which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual installments starting from May 6, 2006.
As of December 31, 2008, SMIC Tianjin had drawdown EUR15.1 million and repaid an aggregate amount of EUR 9.1 million. As of December 31, 2008, the remaining balance is EUR6.0 million, with the approximate US dollar equivalent of US$8.6 million. In 2008, the interest rate on the loan ranged from 3.59% to 5.87%. The interest expense incurred in 2006, 2007 and 2008 was US$0.3 million, US$0.7 million and US$0.6 million of which US$0.07 million, US$0.06 million and US$0.1 million was capitalized as additions to assets under construction in 2006, 2007 and 2008, respectively.
The total outstanding balance of the facility is collateralized by certain SMIC Tianjin plant and equipment at the original cost of US$21.8 million as of December 31, 2008.
As of December 31, 2008, SMIC Shanghai had drawdown EUR56.9 million and repaid an aggregate amount of EUR12.1 million. As of December 31, 2008, the remaining balance is EUR 44.8 million, with the approximate US dollar equivalent of US$63.4 million. In 2008, the interest rate on the loan ranged from 3.01% to 6.12%. The interest expenses incurred in 2007 and 2008 were US$0.3 million and US$2.1 million of which US$0.02 million and US$0.7 million was capitalized additions to assets under construction in 2007 and 2008, respectively.
The total outstanding balance of the facility is collateralized by certain SMIC Shanghai’s plant and equipment at the original cost of US$114.5 million as of December 31, 2008.
2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2008 SMIC Tianjin had drawn down US$259.0 million from the facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. In 2008, the interest rate on the loan ranged from 3.11% to 6.03%. The interest expenses incurred in 2007 and 2008 were US$0.3 million and US$9.1 million, of which US$0.02 million and US$1.8 million were capitalized as additions to assets under construction in 2007 and 2008, respectively.
The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$627.4 million as of December 31, 2008, which are located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the EUR denominated loan.
Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
1. [Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)]/ financial expenses < 1; and
2. The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
SMIC Tianjin has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.
Short-term Credit Agreements. As of December 31, 2008, we had ten short-term credit agreements that provided total credit facilities up to US$267.8 million on a revolving credit basis. As of December 31, 2008, we had drawn down US$201.2 million under these credit agreements and US$66.6 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was US$9.4 million. The interest rate on the loans ranged from 1.88% to 8.75% in 2008.
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
Research and Development, Patents and Licenses, etc.
Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$94.2 million in 2006, US$97.0 million in 2007, and US$102.2 million in 2008 on research and development expenses, which represented 6.4%, 6.3%, and 7.6%, respectively, of our sales in those respective years. Our research and development costs are partially offset by related government subsidies of US$9.9 million, US$3.1 million and US$56.2 million in 2006, 2007 and 2008, respectively and include non-recurring engineering costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2009 for our 65 and 45 nanometer manufacturing process.
The research and development efforts were focused primarily on our logic and system-on-chip (SOC) business. 2008 marked many milestones for SMIC. Early in the year, Synopsis and SMIC released an enhanced 90-nanometer hierarchical, multi-voltage RTL-to-GDSII reference design flow that will benefit advanced synthesis with built-in capability of design-for-test and design-for-manufacturing. In April, working with a leading Chinese domestic fabless, we developed a 90 nanometer digital photo frame chip, which is one of the most integrated multimedia SOC in the market. For advanced CMOS logic, the Company demonstrated a silicon success in our 45-nanometer process ahead of schedule, and also added new intellectual properties in 65 nanometer and 90 nanometer technology services. In addition, the Company successfully developed a 0.11 micron CMOS image sensor (CIS) process technology. In Non-Volatile Memory (NVM) technology, the 0.13um ETox went into production in early 2008 and 90nm ETox is currently in risk production. Our research and development in Micro-Electromechanical System (MEMS) areas also advanced to risk production for the first customer in 2008. Other areas of phase-change memory, HV, mix-signal-signal, and RF technologies were also successfully advanced for smaller size, less power, and lower cost to meet customer demands.
We employ over 800 research and development personnel. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry technology roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future.
Trend Information
See “Item 5—Operating and Financial Review and Prospects—Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.
Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet transactions.

Tabular Disclosure of Contractual Obligations
Set forth in the table below are the aggregate amounts, as of December 31, 2008, of our future cash payment obligations under our existing debt arrangements on a consolidated basis:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 — 3 years	3 — 5 years	After 5 years
	(consolidated)
	(in US$ thousands)
Secured Long-Term Debt(1)	897,147	360,629	536,518	—	—
Operating Lease Obligations(2)	9,721	6,056	270	441	2,954
Purchase Obligations(3)	59,594	59,594	—	—	—
Other Long-Term Obligations(4)	120,204	78,446	37,204	4,554	—

Total Contractual Obligations	$1,086,666	$504,725	$573,992	$4,995	$2,954

(1)	Interest was computed using rates in effect on December 31, 2008 within the range of 2.47% to 6.38%.

(2)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.

(3)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(4)	Includes the settlement with TSMC and the other long-term liabilities relating to certain license agreements.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management
Members of our board of directors are elected by our shareholders. As of May 31, 2009, our board of directors consists of seven directors and one alternate director.
The following table sets forth the names of our directors and executive officers, including our founder, as of May 31, 2009. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Name	Age	Position
Directors
Yang Yuan Wang	74	Chairman, Independent Non-executive Director
Richard Ru Gin Chang	61	Founder, President, Chief Executive Officer and Executive Director
Zhou Jie	41	Non-executive Director
Wang Zheng Gang	58	Non-executive Director (Alternate director to Zhou Jie)
Tsuyoshi Kawanishi	80	Independent Non-executive Director
Lip-Bu Tan	49	Independent Non-executive Director
Jiang Shang Zhou	62	Independent Non-executive Director
Edward S Yang	71	Independent Non-executive Director

Senior Managers
Morning Wu	52	Acting Chief Financial Officer and Chief Accounting Officer
Marco Mora	51	Chief Operating Officer
Chiou-Feng Chen	52	Vice President of Corporate Marketing & Sales Office
Anne Wai Yui Chen	47	Company Secretary, Hong Kong Representative and Chief Compliance Officer
Chairman of the Board, Independent Non-executive Director
Yang Yuan Wang is currently the Chairman and has been a Director since 2001. Professor Wang has more than 41 years of experience related to the semiconductor industry. He is the Chairman of SMIC Shanghai, SMIC Beijing, SMIC Chengdu, SMIC Tianjin, SMIC Energy Technology (Shanghai) Corporation and is also a director of SMIC Shenzhen. He is also the Chief Scientist of the Institute of Microelectronics, Peking University, and Academician of Chinese Science Academy. He is a fellow of the Chinese Academy of Sciences, The Institute of Electrical and Electronics Engineers (USA), The Institute of Electrical Engineers (UK) and Chinese Institute of Electronics (China).

Founder, President, Chief Executive Officer and Executive Director
Richard Ru Gin Chang founded our company in April 2000 and is currently President, Chief Executive Officer and Executive Director. Dr. Chang is also a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen and SMIC Energy Technology (Shanghai) Corporation, and each of their direct and indirect parent companies. He is also a director of SMIC Japan Corporation, SMIC, Americas, SilTech Semiconductor (Hong Kong) Corporation Limited, Admiral Investment Holdings Limited and Magnificent Tower Limited, Semiconductor Manufacturing International (AT) Corporation and its two wholly owned subsidiaries including SMIC Chengdu. Dr. Chang has more than 30 years of semiconductor experience in foundry operations, wafer fabrication and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations often semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan. Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York. In December 2003, Dr. Chang was selected by the China Center of Information Development as one of the ten“China IT Economic People of 2003” for his role in influencing and contributing to the development of China’s information technology industry. In September 2004, Dr. Chang received The Magnolia Silver Award. The award recognizes Dr. Chang’s contributions to Shanghai’s economy, social development and international interchange and cooperation. In April 2005, Dr. Chang received The International Scientific and Technological Cooperation Award of The People’s Republic of China. In February 2006, he was elected the 2004-2005 China Semiconductor Industry Leader. Semiconductor International China named Dr. Chang its Fab Person of the Year in 2007, and SEMI China recognized him with its 2008 Industry Outstanding Contribution award. Semiconductor International China named Dr. Chang its Fab Person of the Year in 2007, and SEMI China recognized him with its 2008 Industry Outstanding Contribution award.
Non-executive Director
Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. He is also an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd., and a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd. and The Wing Fat Printing Co. Ltd., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd. and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.), and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital markets operation.
Wang Zheng Gang has been a Director since 2007 and he is currently the alternate director to Mr. Zhou Jie. Mr. Wang is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited and chairman of SIIC Management (Shanghai) Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd, a director of Shanghai Urban Development (Holdings) Co. Ltd., Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai SIIC South Pacific Hotel Co. Ltd. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the School of Management of Fudan University with a master’s degree in economics and has over 31 years’ experience in enterprise management.
Independent Non-executive Directors
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
Lip-Bu Tan has been a Director since 2002 and is a director of SMIC Tianjin. Mr.Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc. Mr. Tan is currently a director of Cadence Design Systems Inc., Flextronics International Ltd., Global Semiconductor Alliance and SINA Corporation and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

Jiang Shang Zhou has been a Director since 2006. Mr. Jiang is currently a committee member of the Shanghai Municipal Standing Committee of Chinese People’s Political Consultative Conference, a specialized committee member of the Shanghai Municipal Advisory Committee for Descion-making, and an officer of and a director commissioner of Shanghai State Owned Assets Planning and Investment Committee. Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Mr. Jiang received his bachelor’s degree from Tsinghua University in telecommunications and his master’s and doctorate degree in information technology from the department of electrical engineering of the Swiss Federal Institute of Technology Zurich Communication System Group.
Edward S Yang has been a Director since 2009. Since 1961, Professor Yang has been involved in semiconductors and IC as an engineer, research scientist, and educator. Professor Yang received his Master of Science in Electrical Engineering from Oklahoma State University in 1961 and PhD from Yale University in 1966. Professor Yang was the Chairman of the Department of Electrical Engineering at Columbia University from 1986 to 1990 and from 1992 to 1995. Under his leadership, research laboratories in Telecommunications, Microelectronics, Photonics, and IC at Columbia University were established. Professor Yang joined the University of Hong Kong (“HKU”) as Chair Professor of Microelectronics in 1997. At HKU, he founded the Hong Kong Jockey Club MRI Engineering Centre and E-Business Technology Institute. Professor Yang was appointed as the chief executive officer of the Hong Kong Applied Science and Technology Research Institute (“ASTRI”) in 2007. At ASTRI, he initiated the new Industrial Collaboration Program and Internship for fresh university graduates. In 2009, he stepped down as ASTRI’s chief executive officer but remains as its senior advisor. Professor Yang has 7 US patents and published more than 200 journal papers and two popular textbooks that were translated into Chinese, Japanese, Italian and Korean. He is a fellow of the Institute of Electrical and Electronics Engineers. Professor Yang also served as an independent non-executive director of Fulbond Holdings Limited (Stock Code: 1041), the shares of which are listed on the Main Board of HKSE, from March 30, 2001 to January 3, 2007.
Senior Management
Morning Wu joined our company as Associate Vice President of Finance and Accounting in January 2003 and was appointed as Acting Chief Financial Officer and Chief Accounting Officer on March 28, 2005. Ms. Wu has over 27 years of experience in the investment and finance field. Prior to joining us, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a license for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. Ms. Wu obtained a bachelor’s degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from the National Taiwan University.
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
Chiou-Feng Chen joined the Company in 2006 as Vice President of Special Technology Development and was appointed as Vice President of Corporate Marketing & Sales in 2009. Mr. Chen has over 20 years of experience in the semiconductor industry. Prior to Joining SMIC, Mr. Chen held various management positions with Taiwan Semiconductor Manufacturing Company, SYNTEK Design Technology Ltd., Silicon Storage Technology, Inc., Integrated Memory Technologies, and Inc., Actrans System Inc. Mr. Chen obtained a master degree and a doctorate degree in Electronic Engineering from National Chiao-Tung University, Taiwan.
Company Secretary
Anne Wai Yui Chen joined our company in 2001 and is our Hong Kong Representative, Company Secretary and Chief Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and is the President of the Hong Kong Federation of Women Lawyers from 2000 to 2002 and since 2008. Prior to joining us in 2001, she had been a practicing solicitor in Hong Kong since 1987.
Except as described below in Item 10 -“Additional Information — Material Contracts — Share Purchase Agreement with Datang”, no shareholder has a contractual right to designate a person to be elected to our board of directors.

There are no family relationships among any of our directors and executive officers, including our founder.
Director and Executive Compensation
The aggregate cash compensation that we paid to all of our executive officers as of December 31, 2008 for services rendered to us and our subsidiaries during 2008 was approximately US$914,073. Of this amount, we paid our president and chief executive officer US$218,398 in salary, housing allowances, other allowances and benefits in kind in 2008. We currently do not provide cash compensation to directors that are not employees.
We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.
In 2008, the Board did not grant options or restricted share units to any director as compensation for their service on the Board.
On April 25, 2004, the compensation committee approved a profit-sharing plan for the benefit of our employees, including our executive officers. Under our profit-sharing plan, a participant who is an employee of the company at the end of a fiscal quarter will be eligible to receive a percentage of our profits for that quarter. No compensation was received by our executive officers in 2006, 2007 and 2008 as a result of their participation in this plan.
Board Practices
Board of Directors
As of December 31, 2008, our board of directors consisted of seven directors. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting. Our board is divided into three classes with no more than one class eligible for re-election at any annual shareholders meeting.
The Class I directors were elected for a term of three years beginning from June 2, 2008, which is the date of the 2008 annual general meeting of our shareholders. The Class II directors were elected for a term of three years beginning from May 30, 2006, the date of the 2006 annual general meeting our shareholders. The Class III directors were elected for a term of three years beginning from May 23, 2007, which is the date of the 2007 annual general meeting of our shareholders.
The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Richard Ru Gin Chang	Lip-Bu Tan	Tsuyoshi Kawanishi
Edward S Yang	Jiang Shang Zhou	Yang Yuan Wang
Zhou Jie

Wang Zheng Gang (alternate director to Zhou Jie)
Please see Item 7 “Related Party Transactions — Indemnification Agreements and Service Contracts” for a description of the service contracts we have entered into with our directors.
Committees of Our Board of Directors
Our board of directors has an audit committee and a compensation committee. The composition and responsibilities of these committees are described below.
Audit Committee. As of December 31, 2008, the members of the audit committee were Lip-Bu Tan (chairman of audit committee), Jiang Shang Zhou and Yang Yuan Wang. None of the members of the audit committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the audit committee. In addition to acting as audit committee member of SMIC, Mr. Lip-Bu Tan currently also serves on the audit committee of two other publicly traded companies, namely SINA Corporation and Flextronics International Ltd. In accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our audit committee.

The responsibilities of the audit committee include, among other things:
•	making recommendations to the board of directors concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team, and pre-approving all non-audit services to be provided by our independent auditor;
•	approving the remuneration and terms of engagement of our independent auditor;
•	reviewing reports from our independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between us and the independent auditor;
•	pre-approving the hiring of any employee or former employee of our independent auditor who was a member of the audit team during the preceding two years;
•	reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;
•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit department and the quality and effectiveness of our internal controls;
•	reviewing our risk assessment and management policies;
•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of our legal and regulatory compliance procedures;
•	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and
•	obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements.
During 2008, the audit committee reviewed:
•	the financial reports for the year ended December 31, 2007 and the six month period ended June 30, 2008;
•	the quarterly earnings releases and any updates thereto;
•	the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of our financial reports;
•	our budget for 2008;
•	the findings and recommendations of our outside consultants regarding our compliance with the requirements of the Sarbanes-Oxley Act;
•	the effectiveness of our internal control structure in operations and financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to the Board;
•	the findings of our risk management committee which assesses risks relating to the company and those of the compliance office, which monitors our compliance with the corporate governance code and insider trading policy;
•	the audit fees for our outside auditors; and
•	our outside auditors’ engagement letters
The audit committee reports its work, findings, and recommendations to the board of directors during each quarterly board meeting.

The audit committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the company. The regular meeting schedule for a year is planned in the preceding year. The Company’s Secretary assists the chairman of the audit committee in preparing the agenda for meetings and assists the audit committee in complying with relevant rules and regulations. The relevant papers for the audit committee meetings are dispatched to audit committee members in accordance with applicable rules and regulations governing the company. Members of the audit committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the audit committee meeting, minutes are circulated to the members of the audit committee for their comment and review prior to their approval of the minutes at the following or the subsequent audit committee meeting.
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
Compensation Committee. As of December 31, 2008, the members of our compensation committee were Lip-Bu Tan (chairman of compensation committee) and Tsuyoshi Kawanishi. Effective as of February 5, 2009, Zhou Jie is also a member of the compensation committee. None of these members of the compensation committee has been an executive officer or employee of the company or any of its subsidiaries. See “Related Party Transactions” for a description of transactions between us and the members of the compensation committee.
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
In 2007, the compensation committee reviewed the total compensation package for Richard Ru Gin Chang , who is the president and chief executive officer, and awarded Richard Ru Gin Chang an annual salary of US$157,477. No changes were made to Richard Ru Gin Chang’s annual salary for 2008.
In addition to reviewing the remuneration of the non-executive directors and the members of our management, the compensation committee reviewed and approved the granting of stock options and restricted share units pursuant to the terms of the Option Plans in 2008. The compensation committee also reviewed and approved on at least a quarterly basis any exception to the compensation guidelines and leave of absence policy of the Company.
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
Employees
The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2006	2007	2008
Managers	871	916	1,015
Professionals(1)	3,790	4,096	4,465
Technicians	4,804	4,806	4,837
Clerical staff	583	287	281

Total(2)	10,048	10,105	10,598

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 275, 276 and 50 temporary and part-time employees in 2006, 2007 and 2008, respectively.
The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2006	2007	2008
Shanghai	6,400	6,292	6,632
Beijing	1,827	1,877	1,674
Tianjin	1,073	874	958
Chengdu	715	1,023	1,259
Shenzhen	—	—	33
United States	16	18	16
Europe	7	8	11
Japan	7	9	8
Hong Kong	3	4	7

Total	10,048	10,105	10,598

Our employees are not covered by any collective bargaining agreements.

Share Ownership
The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of May 31, 2009:

	Current		Options to Purchase Ordinary Shares				Awards of Restricted
Name of Director	Shareholding		Number of Options		Exercise Price		Share Units
Richard Ru Gin Chang	81,219,500	(1)(2)	16,600,000	(3)	US$	0.0348-US$0.31	500,000
Tsuyoshi Kawanishi	—		3,500,000	(3)	US$	0.0348 -US$0.22	—
Lip-Bu Tan	—		2,000,000	(3)	US$	0.0348-US$0.22	—
Yang Yuan Wang	—		2,000,000	(3)	US$	0.0348-US$0.22	—
Jiang Shang Zhou	—		1,000,000	(3)	US$	0.0348	—
Edward S Yang	750,000		1,000,000	(3)	US$	0.0348	—
Zhou Jie	—		—			—	—
Wang Zheng Gang	—		—			—	—
Henry Shaw (former independent non-executive director who resigned as of January 13, 2009)	—		—			—	—

Notes:

1.	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such ordinary shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such ordinary shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

2.	20,000,000 of the ordinary shares held as a corporate interest. These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole members. It is the current intent of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

3.	Each of Richard R. Chang, Tsuyoshi Kawanishi, Lip-Bu Tan, Yang Yuan Wang, Jiang Shang Zhou and Edward S Yang were granted an option to purchase 1,000,000 Ordinary Shares at a price per Ordinary Shares of US$0.0348. These options will be fully vested on February 17, 2011 and will expire on the earlier of February 17, 2019 or 120 days after termination of the director’s service to the Board. As at May 31, 2009, these options have not been exercised.
The share holdings set forth above excludes shares beneficially owned by entities affiliated with our directors. Each of our directors disclaims beneficial ownership of the shares beneficially owned by such affiliated entity, except to the extent of such director’s pecuniary interest therein as disclosed above.
The exercise price for our options is denominated in Hong Kong dollars. This annual report translates the Hong Kong dollar exercise prices for our options into U.S. dollars based on exchange rates that were in effect as of the applicable option grants dates
On July 11, 2002, the compensation committee issued Mr. Kawanishi an option to purchase 500,000 ordinary shares pursuant to the terms of the 2001 Stock Option Plan. This option will expire on July 11, 2012. On January 15, 2004, the board issued him an option to purchase 1,000,000 ordinary shares pursuant to the terms of the 2001 Stock Option Plan. This option will expire on January 15, 2014. The exercise prices of the options are US$0.05 and US$0.10, respectively.

On November 10, 2004, the Board granted to each independent non-executive director and non-executive director as of such date, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options vested on March 19, 2005 and will expire on November 10, 2009. Lai Xing Cai (who resigned as non-executive director on February 6, 2006) has declined this option. As of December 31, 2008, no director has exercised such options. The option granted to Mr. Yen-Pong Jou (who retired as an independent non-executive director at the 2006 AGM) lapsed and cancelled on September 27, 2006. The options granted to Dr Albert Yu (who resigned as an Independent Non-executive Director on June 2, 2008) lapsed on September 30, 2008. The options granted to Dr Ta-Lin Hsu (who resigned as an Independent Non-executive Director on September 30, 2008) lapsed on January 29, 2009. The options granted to Mr. Henry Shaw (who resigned as an Independent Non-executive Director on January 13, 2009) will lapse on May 13, 2009.
On April 7, 2004, the compensation committee issued to Richard Ru Gin Chang an option to purchase 100,000 ordinary shares. The exercise price per ordinary share underlying the option was US$0.31. The option will expire on April 7, 2014. On May 11, 2005, the compensation committee issued to Richard Ru Gin Chang an option to purchase 15,000,000 ordinary shares and an award of 2,000,000 restricted share units. The exercise price per ordinary share underlying the option is US$0.196. The option and the award of restricted share units will expire on May 11, 2015. As of December 31, 2008, 1,500,000 RSUs had been issued and vested and 500,000 RSUs had been vested but remained unissued.
On September 29, 2006, the Board granted to each director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were vested as to 50% on each of May 30, 2007 and May 30, 2008 respectively and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2008, these options have not been exercised. Fang Yao (who resigned as non-executive director on August 30, 2007) and Jiang Shang Zhou have declined such options. The options granted to Dr.Albert Yu (who resigned as an Independent Non-executive Director on June 2, 2008) lapsed on September 30, 2008. The options granted to Dr. Ta-Lin Hsu (who resigned as an Independent Non-executive Director on September 30, 2008) lapsed on January 29, 2009. The options granted to Mr. Henry Shaw (who resigned as an Independent Non-executive Director on January 13, 2009) will lapse on May 13, 2009.
In 2007, the Board did not grant options or restricted share units to any director as compensation for their service on the Board.
In 2008, the Board did not grant options or restricted share units to any director as compensation for their service on the Board.
On February 17, 2009, the Board granted an option to purchase 1,000,000 ordinary shares to each of Richard R. Chang, Tsuyoshi Kawanishi, Lip-Bu Tan, Yang Yuan Wang, Jiang Shang Zhou and Edward S Yang as compensation for their service on the Board.
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
2001 Stock Plan and 2001 Regulation S Stock Plan
On March 28, 2001, our board of directors and shareholders adopted our 2001 Stock Plan and our 2001 Regulation S Stock Plan. Under these plans, our directors, employees and consultants are eligible to acquire ordinary shares pursuant to options. At the time of adoption, 250,000,000 post-split ordinary shares were reserved for issuance under the 2001 Stock Plan and 470,000,000 post-split ordinary shares were reserved for issuance under the 2001 Regulation S Stock Plan. On August 27, 2003, our shareholders approved an increase in the number of authorized shares reserved under the plans of 3,438,900 post-split ordinary shares, increasing the total number of authorized shares reserved under the plans to 723,438,900 post-split ordinary shares. On August 27, 2003, September 22, 2003 and December 4, 2003, our shareholders approved additional increases in the number of shares reserved under our 2001 Regulation S Stock Plan of up to 325,000,000, 21,499,990 and 235,089,480 post-split ordinary shares, respectively, which amounts were to be adjusted from time to time to equal 10% of the post-split ordinary shares issuable upon the conversion of all Series C convertible preference shares and Series D convertible preference shares then outstanding. As of December 31, 2008, there were 998,675,840 post-split ordinary shares authorized for issuance under the plans, 285,423,228 post-split ordinary shares subject to outstanding options under the plans and 398,867,596 post-split ordinary shares outstanding from the exercise of options granted under the plans. These plans terminate on December 4, 2013 but may be terminated earlier by our board of directors.

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
2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan
On April 12, 2001, our board of directors and shareholders adopted our 2001 Preference Shares Stock Plan and our 2001 Regulation S Preference Shares Stock Plan. Under these plans, our directors, employees and consultants were eligible to acquire Series A convertible preference shares prior to the completion of the global offering and ordinary shares upon or following the completion of the global offering, pursuant to options. At the time of adoption, 16,000,000 Series A preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Preference Shares Stock Plan, and 20,000,360 Series A convertible preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Regulation S Preference Shares Stock Plan. On August 19, 2002, our shareholders approved an increase in the number of shares issuable under the plans of 18,000,180 Series A convertible preference shares, increasing the total number of authorized shares reserved under the plans to 54,000,540 Series A convertible preference shares. On August 27, 2003, our shareholders approved a net decrease in the number of shares issuable under the plans of 343,890 Series A convertible preference shares, decreasing the total number of authorized shares reserved under the plans to 53,656,650 Series A convertible preference shares. Upon the conversion of our preference shares into ordinary shares in connection with the global offering, options granted under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan converted into options to purchase ordinary shares. As of December 31, 2008, there were 52,344,600 ordinary shares subject to outstanding options under the plans, and there were 400,747,130 ordinary shares outstanding from the exercise of options granted under the plans. Our board of directors has elected not to grant any further options under these plans.

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
2004 Global Equity Incentive Compensation Program
The Company’s shareholders adopted the Stock Option Plan, the EIP and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.
Stock Option Plan
The following is a summary of the principal terms of the Stock Option Plan conditionally adopted by the Company by way of shareholders’ resolution dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the Stock Option Plan took effect on March 18, 2004 being the first date of dealings in the ordinary shares.
Summary of the terms of the Stock Option Plan
(a) Purpose of the Stock Option Plan
The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means, on and after the Global Offering, of compensating them through the grant of stock options for their contribution to the Company’s growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b) Who may join
The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non Employee Director”).
(c) Stock Options
Stock options granted under the Stock Option Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Stock Option Plan to purchase a specified number of ordinary shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.
The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.
The Stock Option Plan does not provide for any payment upon application or acceptance of an option.
(d) Administration of the Stock Option Plan
The Compensation Committee shall be responsible for the administration of the Stock Option Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option.
The Compensation Committee is not obliged to grant Stock Options to Participants in uniform terms. Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the Stock Option Plan shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Articles.
The Compensation Committee may delegate some or all of its authority under the Stock Option Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Stock Option Plan. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.
(e) Exercise Price
The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the ordinary shares on the HKSE’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the ordinary shares on the HKSE (as stated in the relevant daily quotation sheets of the HKSE) for the five business days immediately preceding the date of grant.
The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the NYSE on the applicable date of grant, and (ii) the average closing price of the ADSs on the NYSE for the five business days immediately preceding the date of grant.
(f) Limit of the Stock Option Plan
The number of ordinary shares that may be issued under the Stock Option Plan and the ESPP (the “Global Limit”) shall not exceed ten percent of the issued and outstanding ordinary shares immediately following the closing of the Global Offering (i.e., 1,317,000,000).
The number of ordinary shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Stock Option Plan and all outstanding purchase rights granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 percent of the issued and outstanding ordinary shares in issuance from time to time.
(g) Individual Limit
The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.
(h) Exercise of Option
A Stock Option shall vest, and be exercised, in accordance with the terms of the Stock Option Plan, the relevant Award Document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.
(i) Director Options
Each non-employee Director may be granted Stock Options to purchase ordinary shares (or an equivalent of ADSs) on the terms set out in the relevant Award Document.
The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.
All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.
Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j) Termination or Lapse of Option
A Stock Option shall terminate or lapse automatically on:
(i) the expiry of ten years from the date of grant;
(ii) the termination of a Participant’s employment or service with the Company for a reason set out in sub-paragraph (l) below;
(iii) save as to any contrary directions of the Compensation Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidationor dissolution shall terminate without further action by any person;
(iv) the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and
(v) termination of the service relationship with a service provider (where the Participant is a service provider of the Company).
(k) Rights are personal to Participant
A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.
(l) Termination of employment or service
If a Participant’s employment or service with the Company is terminated for the following reasons:
(i) the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;
(ii) any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendae to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or
(iii) any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company,
Then all Stock Options granted to the Participant, whether or not then vested, shall immediately laspe.
The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.
(m) Change in control of the Company
The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Stock Option Plan) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n) Change in the capital structure of the Company
In the event of an alteration in the capital structure of the Company (which includes a capitalization issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Stock Option Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.
(o) Period of the Stock Option Plan
The Stock Option Plan shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Plan.
(p) Amendments and Termination
The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the Stock Option Plan. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the Stock Option Plan shall be deemed to take effect automatically under the terms of the Share Option Plan. Any alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the HKSE.
If the Stock Option Plan is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Stock Option Plan.
(q) Voting and dividend rights
No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.
(r) Cancellation of Stock Options
Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.
(s) Ranking of Ordinary Shares
The ordinary shares to be allotted upon the exercise of a Stock Option will be subject to the Articles for the time being in force and will rank pari passu with the Plan Shares in issue on the date of such allotment.
Employee Stock Purchase Plan

The following is a summary of the principal terms of the ESPP conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.
Summary of the terms of the ESPP
(a) Purposes of the ESPP
The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.
(b) Who may join
Subject to any contrary directions given by the Compensation Committee, all full-time and regular parttime employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of each Offering Period (the “Purchase Date”)
(c) Offering Period
The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.
(d) Employees’ Contributions under the ESPP
All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide. Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,
(i) six months after the effective date of any such decrease; and
(ii) the end of the relevant Offering Period.
(e) Grant of Purchase Right
Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:
(i) dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and
(ii) subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.
If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.
(f) Exercise of Purchase Right
Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 percent of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).
The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase ADSs and shall instead be paid to the Participant at the end of the relevant Offering Period.
If any portion of a Participant’s accumulated Contributions is not used to purchase ordinary shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.
The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.
(g) Limit of the ESPP
The number of ordinary shares that may be issued under the Stock Option Plan and the ESPP (the “Global Limit”) shall not exceed ten percent of the issued and outstanding ordinary shares immediately following the closing of the Global Offering (i.e., 1,317,000,000).
The number of ordinary shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or and any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty percent of the issued and outstanding ordinary shares in issuance from time to time.
(h) Period of the ESPP
The ESPP shall continue for a term of ten years from the date of its approval by the Shareholders unless terminated in accordance with sub-paragraph (i).
(i) Amendments and Termination of the ESPP
The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:
(i) increasing the number of ADSs approved for the ESPP; or
(ii) decreasing the Purchase Price per ADSs.
Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the ESPP. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the ESPP shall be deemed to take effect automatically under the terms of the ESPP. Any amendment made to the ESPP must be in accordance with the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the Plan.
Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than effectively the market price of the ordinary shares. As a result of the capital-intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating its employees. This is common in the industry and we wish to continue this practice. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its ADSs to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to the lower of market price at the commencement of the offering period or the market price on the purchase date.
Up and until December 31, 2008, the Company has not granted any purchase right under the ESPP.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth information regarding the beneficial ownership as of December 31, 2008 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Number of		Percentage
Name of Shareholder	Shares Held		Held
Shanghai Industrial Investment (Holdings)
Company Limited (“SIIC”)	420,008,000	(1)	1.88%

	1,833,269,340	(2)	8.21%

Total:	2,253,277,340		10.09%

Datang Telecom Technology & Industry Holdings Co., Ltd.	3,699,094,300	(3)	16.57%
Donald Smith & Co., Inc.	1,326,812,150	(4)	5.94%

Notes:

(1)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC. The voting rights of such shares are vested in Shanghai Industrial Holdings Limited (“SIHL”),

(2)	All such shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of SIHL. SIHL is an indirect non-wholly owned subsidiary of SIIC which is holding SIHL’s shares through its subsidiaries, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong), SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. The Company’s Director as at December 31, 2008, Wang Zheng Gang, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(3)	All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd. All such shares were purchased on December 24, 2008 pursuant to the Share Purchase Agreement dated November 6, 2008 between us and Datang Telecom Technology & Industry Holdings Co., Ltd.

(4)	According to the the Schedule 13G filed with the SEC on February 11, 2009 by Donald Smith & Co., Inc., all such shares are owned by advisory clients of Donald Smith & Co., Inc., no one of which, to the knowledge of Donald Smith & Co., Inc. owns more than 5% of the class. 1,326,812,150 ordinary shares were held in the form of 26,536,243 ADSs. Each ADS represents 50 ordinary shares.

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. No shareholder has voting rights that are different from those of other shareholders.
As of December 31, 2008, 22,327,784,827 ordinary shares (inclusive of 63,087,191 ADS shares) of our company were outstanding. Of these ordinary shares, 3,154,359,550 shares were registered in the name of HSBC Nominees (Hong Kong) Limited, on behalf of J.P. Morgan Chase Bank, the depositary under the deposit agreement. J.P. Morgan has advised us that, as of December 31, 2008, these 63,087,191 ADSs, representing 3,154,359550 ordinary shares, were held of record by eight U.S. persons. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.
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
Indemnification Agreements and Service Contracts
Article 156 of our Articles of Association provides (amongst others) that we may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as our director, officer, employee or agent at another entity, subject to certain limitations and applicable conditions.
We recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks. We desire to attract and retain the services of highly qualified individuals to serve the company and, in part, in order to induce such individuals to continue to provide services to the company, we wish to provide for the indemnification and advancing of expenses of its directors as permitted by law and applicable regulations.
Original Indemnification Agreements. On or around March 18, 2004, upon completion of the Global Offering, we entered into identical indemnification agreements with each director whose appointment as director took effect immediately upon the Global Offering, whom we refer to as the Global Offering Directors, whereby we agreed to,inter alia, indemnify our Global Offering Directors in respect of liability arising from their capacity as our directors. We refer to these indemnification agreements as, collectively, the ‘Original Indemnification Agreements. Pursuant to the Original Indemnification Agreements, we were obliged to indemnify each Global Offering Director, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an ''Applicable Claim’’) by reason of or arising out of any event or occurrence relating to the fact that he is or was a director of SMIC, or any of our subsidiaries, or is or was serving at our request at another corporation or enterprise, or by reason of any activity or inactivity while serving in such capacity(an ''Indemnifiable Event’’). Our obligation to indemnify our Global Offering Directors pursuant to the Original Indemnification Agreements was subject to certain exceptions and limitations set out therein.

New Indemnification Agreements; Service Contracts. At the annual general meeting of our shareholders on May 6, 2005, our shareholders, other than our directors, chief executive officer and their respective Associates (as defined in the HK Listing Rules) approved an amendment to the form of the Original Indemnification Agreements. As amended, we refer to the new form of Indemnification Agreements as the “New Indemnification Agreements. The New Indemnification Agreements executed by each of the directors superseded the Original Indemnification Agreements which we had previously entered into with any existing directors. The New Indemnification Agreement reflected the then new requirements under Rules 14A.35 of the HK Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the HK Listing Rules). The terms of the New Indemnification Agreements were the same as the Original Indemnification Agreements, except that the New Indemnification Agreements were subject to a term of three years and an annual cap. The annual cap in relation to the New Indemnification Agreements was not to exceed a maximum aggregate annual value as disclosed in our previous announcement. For the year ended December 31, 2008, no payment was made to any director under the New Indemnification Agreements.
Service Contracts. The New Indemnification Agreements remained in effect until the entering into between us and our directors of amended service contracts between October 7, 2008 and April 13, 2009 which include indemnity provisions. Five of our directors signed the amended service contracts in 2008, and the remaining directors signed the amended service contracts in 2009. Each of our executive officers also signed service contracts which include indemnity provisions in 2008 and 2009. We refer to the service contracts we have entered into with each of our directors and executive officers collectively as the Service Contracts. The indemnification provisions contained in the Service Contracts are substantially the same as the terms of the New Indemnification Agreements, except that the Service Contracts are not subject to a maximum term or to an annual cap. The indemnification provisions set forth in the Services Contracts will continue in effect with respect to Applicable Claims relating to Indemnifiable Events regardless of whether the relevant director or executive officer continues to serve as our director or executive officer or to serve at any other enterprise at our request. Except for these indemnification provisions, the Service Contracts do not provide for benefits upon termination of service or employment.
Strategic Cooperation Agreement
On December 24, 2008, upon completion of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a Hong Kong incorporated wholly owned subsidiary, and the Company conditionally agreed to allot and issue, shares representing 19.9% of the issued share capital of the Company prior to such issuance and approximately 16.6% following such issuance at a total purchase price of US$171.8 million, the Company and Datang entered into a strategic cooperation agreement (the “Strategic Cooperation Agreement”).
Pursuant to the Strategic Cooperation Agreement, the Company intends to give priority to the production requirements of Datang, while Datang intends to give priority to engage or employ the fabrication services of the Group. In addition, the Company and Datang would share their technological research and development resources, co-operate in the development of international markets and globalization of their businesses, and make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialization relating to the integrated circuit sector.
The pricing for the transactions contemplated under the Strategic Cooperation Agreement will be determined based on market value. The Proposed Cap for the period commencing December 24, 2008 and ending on the day on which the Company’s next annual general meeting will be held is US$100 million, which represents the maximum revenue expected to be generated by the Company from these transactions during such period.
For the year ended December 31, 2008, no transactions under the Strategic Cooperation Agreement took place between Datang and the Company (or any of its subsidiaries).
Item 8. Financial Information

Consolidated Statements and Other Financial Information
Please see “Item 18. Financial Statements.”
See “Item 4—Information on the Company-Business Overview-Customers and Markets” regarding the percentage of our sales which are exported from China.
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
On January 30, 2005, the Company and TSMC exchanged signature pages later attached to a settlement agreement. Terms were added to the document subsequent to the exchange of signatures. The identification of the exact terms of the agreement were determined at a preliminary trial in 2009, as described below under “Recent TSMC Legal Developments.” As found by the California Superior Court, SMIC and TSMC agreed, without admission of liability, to dismiss all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also were determined to include the following:
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
4) The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year. The Company has to date made all scheduled payments as set forth in the Settlement Agreement.”
The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.
Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under that settlement agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached a settlement agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
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

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 ìm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.
During the pre-trial proceedings in the matter, as noted above under “Overview of TSMC Litigation”, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.
On May 1, 2009, the Company filed motions for summary adjudication against TSMC’s claims for breach of promissory notes and violation of the California Uniform Trade Secrets Act. The motions will be heard by the Court on July 17, 2009.
The California Court has further scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.
In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. The Court rendered its first-instance judgment on June 10, 2009. Claims of SMIC against TSMC were not supported by the Court in the first-instance judgment. The first-instance judgment is not final and either TSMC or SMIC may further appeal to the PRC Supreme People’s Court according to the law.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a discovery stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its discovery stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.
Dividends and Dividend Policy
At the end of 2008, the Company’s accumulated deficit increased to US$748.5 million from an accumulated deficit of US$308.2 million at the end of 2007. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:
•	the Company’s results of operations and cash flow;

•	the Company’s future prospects;

•	the Company’s capital requirements and surplus;

•	the Company’s financial condition;

•	general business conditions;

•	contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

•	other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:
•  recovery of losses, if any;
•  allocation to the statutory common reserve funds;
•  allocation to staff and workers’ bonus and welfare funds; and
•  allocation to a discretionary common reserve fund if approved by the Company’s shareholders.
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

Item 9. The Offer and Listing
Our ordinary shares are principally traded on the Stock Exchange of Hong Kong under the stock code “981” Our ordinary shares began trading on the Stock Exchange of Hong Kong on March 18, 2004. Our American Depositary Shares, which began trading on the New York Stock Exchange on March 17, 2004, are traded under the symbol “SMI.”
The table below sets forth the high and low closing prices on the Stock Exchange of Hong Kong and the New York Stock Exchange for the ordinary shares represented by the ADSs, since the completion of the global offering and for the most recent six months.

	Stock Exchange of Hong Kong						New York Stock Exchange(1)
	Closing price per ordinary share						Closing price per ADS
	High Price			Low Price			High Price			Low Price
2005
First Quarter	HK$	1.75	*	HK$	1.48		US$	11.14		US$	9.35
Second Quarter	HK$	1.71		HK$	1.48		US$	10.93		US$	9.52
Third Quarter	HK$	1.75	*	HK$	1.21		US$	11.33	*	US$	7.83
Fourth Quarter	HK$	1.33		HK$	1.00	*	US$	8.46		US$	6.68	*

2006
First Quarter	HK$	1.29	*	HK$	1.02		US$	8.38	*	US$	6.73
Second Quarter	HK$	1.21		HK$	1.00		US$	7.82		US$	6.36
Third Quarter	HK$	1.07		HK$	0.97		US$	6.88		US$	6.30
Fourth Quarter	HK$	1.03		HK$	0.87	*	US$	6.46		US$	5.48	*

2007
First Quarter	HK$	1.24	*	HK$	0.87		US$	8.30	*	US$	5.87
Second Quarter	HK$	1.24		HK$	1.04		US$	7.68		US$	6.69
Third Quarter	HK$	1.18		HK$	0.81		US$	7.50		US$	5.30
Fourth Quarter	HK$	1.11		HK$	0.71	*	US$	6.72		US$	4.57	*

2008
First Quarter	HK$	0.82	*	HK$	0.41		US$	4.98	*	US$	2.76
Second Quarter	HK$	0.78		HK$	0.44		US$	4.32		US$	2.88
Third Quarter	HK$	0.48		HK$	0.20		US$	2.99		US$	1.32
Fourth Quarter	HK$	0.35		HK$	0.11	*	US$	2.41		US$	0.89	*
December	HK$	0.35		HK$	0.15		US$	2.22		US$	0.96

2009
January	HK$	0.39		HK$	0.24		US$	2.29		US$	1.54
February	HK$	0.32		HK$	0.23		US$	1.86		US$	1.53
March	HK$	0.32		HK$	0.25		US$	2.02		US$	1.57
April	HK$	0.35		HK$	0.27		US$	2.18		US$	1.82
May	HK$	0.42		HK$	0.29		US$	2.70		US$	2.01
June (through June 15)	HK$	0.47		HK$	0.41		US$	2.96		US$	2.61

(1)	Each ADS represents 50 ordinary shares.

*	Indicates high and low prices for the fiscal year.
At our request, trading in our shares on the Stock Exchange of Hong Kong was suspended with effect from November 6, 2008, 10:03 a.m., Hong Kong time, pending the release of our announcement regarding our entering into the Share Purchase Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. Pursuant to our application to the Hong Kong Stock Exchange, trading in our shares resumed on the Stock Exchange of Hong Kong with effect from 9:30 a.m., November 11, 2008, Hong Kong time Also at our request, trading in our ADSs on the NYSE was suspended for a like period.

Item 10. Additional Information
Memorandum and Articles of Association
The section entitled “Description of Share Capital” in our IPO registration statement is incorporated by reference into this annual report.
The sections entitled “Item 10-Additional Information-Memorandum and Articles of Association” in our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 26, 2005 and in our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 26, 2006 are incorporated by reference into this annual report. In addition, at the annual general meeting of our shareholders held on June 2, 2008, our shareholders approved an amendment to our Articles of Association to provide that a member of our board of directors may be removed by Ordinary Resolution.
Material Contracts
Share Purchase Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd.
We entered into a Share Purchase Agreement dated November 6, 2008 with Datang Telecom Technology & Industry Holdings Co., Ltd, or Datang, pursuant to which Datang subscribed through a Hong Kong incorporated subsidiary, also referred to below as the HKCo, and we allotted and issued, 3,699,094,300 ordinary shares for a purchase price of HK$0.36 per ordinary shares for a total purchase price of US$171.8 million on December 24, 2008, also referred to below as the closing date.
The principal terms of the Share Purchase Agreement are as follows:
•	Right to Nominate Investor Nominees. Datang has the right to nominate two nominees to our board, provided that the decision of our board to appoint, or propose to our shareholders for appointment, any individual nominated by Datang as a director will be made in the best interests our company and our shareholders as a whole, and we are not obliged to simply appoint any individual nominated by Datang as a director without taking into account such considerations, provided further that.(a) subject to clause (b) below, the number of Datang nominees shall decrease to one if Datang, the HKCo and the permitted transferee, collectively, hold less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the our total issued nominal share capital, or Datang, together with the HKCo, holds less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued nominal share capital; and (b) the right to nominate any Datang nominee shall cease if Datang, the HKCO and the permitted transferee, collectively, hold less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued nominal share capital, or if Datang, together with HKCo, holds less than 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital.;

•	Right to Nominate Vice-President in Charge of TD-SCDMA. Datang has the right to nominate a Vice-President in charge of TD-SCDMA, provided that Datang, HKCo and the permitted transferee, collectively, hold at least 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital from time to time, provide that Datang, together with the HKCO, holds at least 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued share capital from time to time, subject to the approval of our board (excluding the Datang nominees).

•	Pre-emptive Right. Datang has the following right to purchase any new ordinary shares, any securities convertible into or exchangeable into ordinary shares or any warrants or other rights to subscribe for ordinary shares, referred to as the “Relevant Securities” (subject to the approval of our independent shareholders in order to comply with the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange prior to each such purchase), in the event that we propose to issue the Relevant Securities, to enable Datang to hold after such issue (i) in the case of an offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on our behalf the Relevant Securities in a bona fide capital markets transaction), one ordinary share more than the number of ordinary shares proposed to be beneficially owned by the prospective largest shareholder, unless (a) Datang and the HKCo hold less than 2,774,320,725 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital, or (b) at least two-thirds of our board (excluding Datang nominees) in good faith resolves in writing that such exercise is not in the best interests of our company and our shareholders as a whole, and (ii) in the case of the issue of Relevant Securities other than (i) above, a pro rata portion of the Relevant Securities equal to the percentage of our issued share capital then beneficially owned by Datang (together with HKCo) prior to the issuance of the Relevant Securities, provided that Datang (together with HKCo) maintains an ownership interest equal to at least 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital.

•	Lock-Up. Datang shall not transfer any of the shares purchased under the Share Purchase Agreement without our prior written consent for a period of two years from the closing date, provided that such lock-up shall not apply to transfer of less than 1,849,547,150 of such shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) to a permitted transferee as defined in the Share Purchase Agreement, provided that any such permitted transferee shall be a non-PRC incorporated entity, unless Datang shall have provided to us in writing justifying the need to transfer to a PRC incorporated entity, and our board (excluding the Datang nominees) shall have determined that such transfer to a PRC incorporated entity is not expected to be prejudicial to the interests of, or have an adverse effect, on our group.

•	Standstill. Datang shall not, except with our prior written consent, directly or indirectly, acquire any of our ordinary shares, any other security carrying voting rights and any outstanding convertible securities, options, warrants or other rights which are convertible into or exchangeable or exercisable or carrying rights of subscription for securities carrying voting rights in us (together our “voting securities” exceeding the lesser of thirty percent of our issued voting securities, or such other threshold that may trigger a mandatory offer obligation as set out in the Hong Kong Code on Takeovers and Mergers, at any time following the date of the Share Purchase Agreement and until the second anniversary of the closing date.
Strategic Cooperation Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd.
We entered into a Strategic Cooperation Agreement, dated December 24, 2008, with Datang Telecom Technology & Industry Holdings Co., Ltd. The principal terms of the Strategic Cooperation Agreement are as follows:
•	Effective Period: Two years effective from the closing date, being December 24, 2008, subject to all the cooperation pursuant to the Strategic Cooperation Agreement, complying with, among other things, the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

•	Material Terms: Cooperation in the areas of technology, industry, global markets and cooperative undertaking.
•	Cooperation of technological research and development, or Technological Cooperation. As part of our core business of providing IP design services, we intend to provide our existing research and development facilities and manpower in developing advanced logic processing technology and intellectual property bank for Datang, while Datang will provide pilot authentication products in relation to such development. The funding required for such research and development will be in accordance with the market practice and to be agreed by us and Datang. We expect this to be provided by reference to the extent of each party’s responsibilities and rights in the cooperation. We also intend to recommend the technology of Datang to third party customers.

•	Provision of fabrication services, or Production Cooperation. As part of our core business of semiconductors fabrication, we intend to give priority to the production requiements of Datang while Datang intends to give priority to engage or employ our fabrication services provided that our price, technology and service standards are comparable to competitors and at the prevailing market value. The price for the provision of fabrication services under the Production Cooperation will be determined by reference to market price.

•	Global markets, or Market Development Cooperation. We also intend to cooperate with Datang in the development of international markets and globalization of its business.

•	Cooperative Undertaking in relation to PRC National Scientific Research Projects, or Cooperative Undertaking. We and Datang intend to make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialization relating to the integrated circuit sector.

Long-Term Loan Facilities
SMIC Shanghai and SMIC Tianjin entered into long-term loan facilities in 2006 See Item 5 — Liquidity and Capital Resources on page 65 for a description of these long-term loan facilities.
Please also see the section entitled “Litigation” above regarding the settlement agreement into which we entered with TSMC.
Other Contracts
Management Service Contracts with Cension Semiconductor Manufacturing Corporation and Wuhan Xinxin Semiconductor Manufacturing Corporation
We provide management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”) which are government-owned foundries pursuant to the Operating and Management Agreement dated October 15, 2005 between us and Cension and the Operating and Management Agreement dated March 30, 2006 between us and Xinxin. Management service revenues under these agreements for 2008, 2007 and 2006 were $33,000,000, $42,000,000 and $4,151,238, respectively.
In 2008, 2007 and 2006, we sold equipment with carrying value of $7,688, $19,530,909 and $19,411,553 to Cension for $175,300, $42,300,258 and $61,182,653, which resulted in gains on sale of $167,612, $22,769,349 and $41,771,099, respectively.
In 2008, the Company sold equipment with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599.
Transactions with Cension Semiconductor Manufacturing Corporation (“Cension”) and Elpida Memory, Inc.
On April 10, 2007, Cension entered into an Asset Purchase Agreement with Elpida Memory, Inc., or Elpida, a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of approximately $320 million.
As part of this Asset Purchase Agreement, we provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favour of Elpida. Our guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, we received a guarantee fee from Cension based on 1.5% of the guarantee amount, or $2.4 million. Approximately $160 million in 200mm wafer processing equipment purchased under this Asset Purchase Agreement was held as collateral under the guarantee.
We are entitled to the net profit (loss) associated with the ongoing operations of this equipment, net of a guaranteed fixed share of revenue for Elpida, during the transitional period prior to when the equipment was relocated from Hiroshima to Chengdu. Such relocation was completed in 2008.
On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to US$309.5 million.
In April 2008, SMIC entered into an agreement with Cension to purchase approximately half of the equipment from Cension for approximately $152 million. The equipment acquired by the Company will be used for the Company’s future expansion. The corporate guarantee was released after this purchase.
Exchange Controls
We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 2.3% of our sales for the year ended December 31, 2006, approximately 0.9% of our sales for the year ended December 31, 2007, and approximately 5.4% of our sales for the year ended December, 31, 2008 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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
Cayman Islands Taxation
The following summary constitutes the opinion of Conyers Dill & Pearman to the material Cayman Islands tax consequences of acquiring, owning, and transferring our ADSs and ordinary shares.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market risk is the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments. We are exposed to these risks in the ordinary course of our business. Our exposure to these risks derives primarily from changes in interest rates and foreign currency exchange rates. To mitigate some of these risks, we utilize spot, forward, and derivative financial instruments.
Foreign Exchange Rate Fluctuation Risk
Our revenue, expense, and capital purchasing activities are primarily transacted in U.S. dollars. However, since we have operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., we enter into transactions in other currencies. We are primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.
To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than six months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros, and do not qualify for hedge accounting in accordance with SFAS No. 133. As of December 31, 2008, we had outstanding foreign currency forward exchange contracts with notional amounts of US$220.7 million. As of December 31, 2008, the fair value of foreign currency forward exchange contracts was approximately a loss of US$3.5 million, which is recorded in other expense and other currentliabilities. We had US$220.7 million of foreign currency exchange contracts outstanding as of December 31, 2008.
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

	As of December 31, 2008
	Expected maturity date
	(in US$ thousands)
		Unrealized
	2008	Fair Value
Forward Exchange Agreement
(Receive RMB/Pay US$)
Contract Amount	189,543	(3,069)
(Receive EUR/Pay US$)
Contract Amount	31,144	(441)

Total Contract Amount	220,687	(3,510)

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
For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with SFAS No.133.
As of December 31, 2008, the Company had outstanding cross currency swap contracts with notional amounts of US$36.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2008, the fair value of cross currency swap contracts was approximately a loss of US$0.36 million, which is recorded in other income and other current assets. We had US$36.7 million of cross currency swap contracts outstanding as of December 31, 2008, all of which will mature in 2012.

Interest Rate Risk
Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2008. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR rate, while our EUR-denominated loans have interest rates linked to the EURIBOR rates. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2009	2010	2011	2012	2013
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated

Average balance	754,059	361,029	133,435	37,225	—

Average interest rate	1.83%	1.81%	2.03%	2.22%	—
EUR denominated
Average balance	46,551	29,789	16,201	3,245	—
Average interest rate	1.99%	2.01%	2.10%	2.48%	—
Weighted average forward interest rate	1.89%	1.89%	2.13%	2.32%	—
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages, and Delinquencies
None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our Chief Executive Officer and our Acting Chief Financial and Accounting Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). They have concluded that as of December 31, 2008, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.
Report By Management On Internal Control Over Financial Reporting
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by our independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in its report (See F-2).
Changes In Internal Control Over Financial Reporting
In 2008 there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board has determined that Mr. Lip-Bu Tan is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Tan is independent as such term is defined under Section 303A.02 of the New York Stock Exchange Listed Company Manual.

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
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2007 and December 31, 2008.

	2007		2008
Audit Fees	US$	1,533,000	US$	1,584,925
Audit-Related Fees	US$	152,358	US$	—
Tax Fees	US$	12,935	US$	—

Total	US$	1,698,293	US$	1,584,925
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
The audit committee has approved all audit-related services performed by Deloitte Touche Tohmatsu, 35/F, One Pacific Place, 88, Queensway, Hong Kong. The audit committee has also approved and will continue to consider, on a case-by-case basis, all non-audit services. According to the charter of our audit committee, before our principal accountants are engaged by us to render audit or non-audit services, the engagement, including the nature and scope of the work to be performed and the associated fees, must be approved by our audit committee. Our audit committee has not established any pre-approval policies and procedures.
Item 16D. Exemptions from the Listing Standards of Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Pursuant to the terms of our 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan recipients of stock options to purchase our ordinary shares are entitled to early exercise their options, subject to our right of repurchase. When employees, directors, or service providers who have early exercised their options terminate their employment with us, we may repurchase the unvested shares subject to the option, at a price which is the lower of the exercise price of the option and the fair market value of our ordinary shares as of the date of repurchase. Other than repurchases of unvested shares upon termination of employment pursuant to these employee stock option plans, we have not repurchased any of our outstanding capital stock during 2008.

Item 16G. Corporate Governance
We are incorporated under the laws of the Cayman Islands. The principal trading market for our shares is the Hong Kong Stock Exchange. We have adopted a set of corporate governance guidelines in accordance with the applicable laws, rule and regulations, including our Corporate Governance Policy and our Code of Business Conduct and Ethics, each of which are posted on our website.
Because our American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, we are also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because we are a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us. We are permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.
Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:
•	The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee.

•	The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the U.S. Securities and Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

•	We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

•	The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions.”
The above summary is not a detailed, item-by-item analysis of the differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic issuers, but rather is intended to provide our U.S. shareholders with a brief, general summary of the significant ways that our corporate governance practices differ from those of a U.S. domestic issuer.

PART III
Item 17. Financial Statements
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements
See pages F-1 to F-80.
Item 19. Exhibits

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008 (1)

Exhibit 4.1	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement (2)

Exhibit 4.2	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank (2)

Exhibit 4.3	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.4	Form of Service Contract between the Company and each of its executive officers

Exhibit 4.5	Form of Service Contract between the Company and each of its directors

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank (3)

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank (3)

Exhibit 4.8	Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(4)

Exhibit 4.9	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (5)

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

(4)	Previously filed as an exhibit to the Registrant’s Form 6-K dated November 17, 2008. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(5)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Date: June 22, 2009	By:	/s/ Richard Ru Gin Chang
		Name:	Richard Ru Gin Chang
		Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation:
We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. Our audit also included the financial statement schedule included in Schedule I. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2008, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in Note 2(s), effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 17, 2009, except for Note 28 and Schedule I, as to which the date is June 22, 2009

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In US dollars, except share data)

		December 31,
	NOTES	2008	2007	2006
ASSETS

Current assets:
Cash and cash equivalents		$450,229,569	$469,284,013	$363,619,731
Restricted Cash		6,254,813	—	—
Short-term investments	5	19,928,289	7,637,870	57,950,603
Accounts receivable, net of allowances of $5,680,658, $4,492,090 and $4,048,845 at December 31, 2008, 2007 and 2006, respectively	7	199,371,694	298,387,652	252,184,975
Inventories	8	171,636,868	248,309,765	275,178,952
Prepaid expense and other current assets		56,299,086	31,237,755	20,766,945
Receivable for sale of manufacturing equipment		23,137,764	17,321,000	70,544,560
Assets held for sale	9	—	3,123,567	9,420,729

Total current assets		926,858,083	1,075,301,622	1,049,666,495

Land use rights, net	10	74,293,284	57,551,991	38,323,333

Plant and equipment, net	11	2,963,385,840	3,202,957,665	3,244,400,822
Acquired intangible assets, net	13	200,059,106	232,195,132	71,692,498
Deferred cost, net	28	47,091,516	70,637,275	94,183,034
Equity investment	14	11,352,186	9,896,398	13,619,643
Other long-term prepayments		1,895,337	2,988,404	4,119,433
Deferred tax assets	19	45,686,470	56,915,172	25,286,900

TOTAL ASSETS		$4,270,621,822	$4,708,443,659	$4,541,292,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15	$185,918,539	$301,992,739	$309,129,199
Accrued expenses and other current liabilities		122,173,803	150,109,963	97,121,231
Short-term borrowings	17	201,257,773	107,000,000	71,000,000
Current portion of promissory note	16	29,242,001	29,242,000	29,242,001
Current portion of long-term debt	17	360,628,789	340,692,788	170,796,968
Income tax payable		552,006	1,152,630	72,417

Total current liabilities		899,772,911	930,190,120	677,361,816

Long-term liabilities:
Promissory notes	16	23,589,958	51,057,163	77,601,657
Long-term debt	17	536,518,281	616,294,743	719,570,905
Long-term payables relating to license agreements	18	18,169,006	62,833,433	16,992,950
Other long term liabilities		—	—	3,333,333
Deferred tax liabilities	19	411,877	604,770	210,913

Total long-term liabilities		578,689,122	730,790,109	817,709,758

Total liabilities		1,478,462,033	1,660,980,229	1,495,071,574

Commitments	25
Minority interest	20	42,795,288	34,944,408	38,800,666
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 22,327,784,827, 18,558,919,712 and 18,432,756,463 shares issued and outstanding at December 31, 2008, 2007 and 2006, respectively	21	8,931,114	7,423,568	7,373,103
Additional paid-in capital		3,489,382,267	3,313,375,972	3,288,765,465
Accumulated other comprehensive (loss) income		(439,123)	(1,881)	91,840
Accumulated deficit		(748,509,757)	(308,278,637)	(288,810,490)

Total stockholders’ equity		2,749,364,501	3,012,519,022	3,007,419,918

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,270,621,822	$4,708,443,659	$4,541,292,158

The accompanying notes are an integral part of these consolidated financial statements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share data)

		Year ended December 31,
	NOTES	2008	2007	2006
Sales	26	$1,353,711,299	$1,549,765,288	$1,465,322,867
Cost of sales		1,412,851,079	1,397,037,881	1,338,155,004

Gross (loss) profit		(59,139,780)	152,727,407	127,167,863

Operating expenses (income):
Research and development		102,239,779	97,034,208	94,170,750
General and administrative		58,841,103	74,489,877	47,364,533
Selling and marketing		20,661,254	18,715,961	18,231,048
Amortization of acquired intangible assets		32,191,440	27,070,617	24,393,561
Impairment loss of long-lived assets	12,13	106,740,667	—	—
Income from sale of equipment and other fixed assets	9,11	(2,877,175)	(28,651,446)	(43,121,929)

Total operating expenses, net		317,797,068	188,659,217	141,037,963

Loss from operations	31	(376,936,848)	(35,931,810)	(13,870,100)

Other income (expense):
Interest income		11,542,339	12,348,630	14,916,323
Interest expense		(50,766,958)	(37,936,126)	(50,926,084)
Foreign currency exchange gain (loss)		3,229,710	11,249,889	(21,912,234)
Others, net		7,428,721	2,237,902	1,821,337

Total other expense, net		(28,566,188)	(12,099,705)	(56,100,658)

Loss before income tax		(405,503,036)	(48,031,515)	(69,970,758)
Income tax benefit (expense)	19	(26,432,993)	29,719,775	24,927,744
Minority interest		(7,850,880)	2,856,258	(18,803)
Loss from equity investment	14	(444,211)	(4,012,665)	(4,201,247)

Net loss before cumulative effect of a change in accounting principle		(440,231,120)	(19,468,147)	(49,263,064)
Cumulative effect of a change in accounting principle		—	—	5,153,986

Net loss		$(440,231,120)	$(19,468,147)	$(44,109,078)

On the basis of net loss before accounting change per share, basic and diluted	23	$(0.02)	$(0.00)	$(0.00)

Cumulative effect of an accounting change per share, basic and diluted	23	$—	$—	$0.00

Loss per share, basic and diluted	23	$(0.02)	$(0.00)	$(0.00)

Shares used in calculating basic and diluted loss per share	23	18,682,544,866	18,501,940,489	18,334,498,923

The accompanying notes are an integral part of these consolidated financial statements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In US dollars, except share data)

				Accumulated
			Additional	other	Deferred		Total
	Ordinary		paid-in	comprehensive	stock	Accumulated	stockholders	Comprehensive
	Share	Amount	capital	income (loss)	compensation, net	deficit	equity	loss

Balance at January 1, 2006	18,301,680,867	$7,320,673	$3,291,439,835	$138,978	$(24,881,919)	$(244,701,412)	$3,029,316,155

Exercise of stock options	132,744,596	53,098	3,912,210	—	—	—	3,965,308
Repurchase of restricted ordinary shares	(1,669,000)	(668)	(57,522)	—	—	—	(58,190)
Deferred stock compensation adjustment	—	—	(24,881,919)	—	24,881,919	—	—
Share-based compensation	—	—	23,506,847	—	—	—	23,506,847
Cumulative effect of a change in accounting principle	—	—	(5,153,986)	—	—	—	(5,153,986)
Net loss	—	—	—	—	—	(44,109,078)	(44,109,078)	$(44,109,078)
Foreign currency translation adjustments	—	—	—	(16,885)	—	—	(16,885)	(16,885)
Realized gain on investments	—	—	—	(30,253)	—	—	(30,253)	(30,253)

Balance at December 31, 2006	18,432,756,463	$7,373,103	$3,288,765,465	$91,840	$—	$(288,810,490)	$3,007,419,918	$(44,156,216)

Exercise of stock options	126,455,749	50,582	3,988,549	—	—	—	4,039,131
Repurchase of restricted ordinary shares	(292,500)	(117)	(21,383)	—	—	—	(21,500)
Share-based compensation	—	—	20,643,341	—	—	—	20,643,341
Net loss	—	—	—	—	—	(19,468,147)	(19,468,147)	$(19,468,147)
Foreign currency translation adjustments	—	—	—	(93,721)	—	—	(93,721)	(93,721)

Balance at December 31, 2007	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$—	$(308,278,637)	$3,012,519,022	$(19,561,868)

Exercise of stock options	69,770,815	27,908	768,361	—	—	—	796,269
Issuance of ordinary shares to a stockholder	3,699,094,300	1,479,638	163,620,362	—	—	—	165,100,000
Share-based compensation	—	—	11,617,572	—	—	—	11,617,572
Net loss	—	—	—	—	—	(440,231,120)	(440,231,120)	$(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	—	(437,242)	(437,242)

Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$—	$(748,509,757)	$2,749,364,501	$(440,668,362)

The accompanying notes are an integral part of these consolidated financial statements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2008	2007	2006
Operating activities:
Net Loss	$(440,231,120)	$(19,468,147)	$(44,109,078)
Less: Cumulative effect of a change in accounting principle	—	—	(5,153,986)

Net loss before cumulative effect of a change in accounting principle	(440,231,120)	(19,468,147)	(49,263,064)
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interest	7,850,880	(2,856,258)	18,803
Deferred taxes	11,035,809	(31,234,415)	(25,075,987)
Income from sale of equipment and other fixed assets	(2,877,175)	(28,651,446)	(43,121,929)
Depreciation and amortization	761,808,822	706,277,464	919,616,493
Non-cash interest expense on promissory note and long-term payable relating to license agreements	6,915,567	4,762,343	5,702,607
Amortization of acquired intangible assets	32,191,440	27,070,616	24,393,561
Share-based compensation	11,617,572	20,643,341	23,506,847
Loss from equity investment	444,211	4,012,665	4,201,247
Impairment loss of long-lived assets	106,740,667	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	99,015,958	(46,202,677)	(10,851,061)
Inventories	76,672,897	26,869,187	(83,941,316)
Prepaid expense and other current assets	(23,968,264)	(9,339,779)	(8,926,442)
Accounts payable	(76,827,049)	19,852,824	24,705,615
Accrued expenses and other current liabilities	(7,487)	2,982,369	(14,722,249)
Income tax payable	(600,624)	1,080,213	72,417
Other long term liabilities	—	(3,333,333)	3,333,333

Net cash provided by operating activities	569,782,104	672,464,967	769,648,875

Investing activities:
Purchase of plant and equipment	(669,054,599)	(717,170,957)	(882,580,833)
Proceeds from government grant to purchase plant and equipment	4,181,922	—	2,208,758
Proceeds from sale of equipment	2,319,597	98,128,041	4,044,702
Proceeds received from sale of assets held for sale	563,008	16,476,045	12,716,742
Purchase of acquired intangible assets	(79,277,586)	(90,090,114)	(9,573,524)
Acquisition of minority interest	—	(1,000,000)	—
Purchase of short-term investments	(291,007,766)	(135,241,799)	(135,058,817)
Sale of short-term investments	278,717,347	185,554,532	90,873,820
Change in restricted cash	(6,254,813)	—	—
Purchase of equity investment	(1,900,000)	—	—

Net cash used in investing activities	(761,712,890)	(643,344,252)	(917,369,152)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2008	2007	2006
Financing activities:
Proceeds from short-term borrowings	422,575,386	201,658,000	255,003,999
Repayment of short-term borrowings	(328,317,613)	(165,658,000)	(449,485,081)
Proceeds from long-term debt	285,929,954	262,247,672	785,344,546
Repayment of long-term debt	(345,770,415)	(195,628,015)	(635,613,638)
Repayment of promissory note	(30,000,000)	(30,000,000)	(30,000,000)
Payment of loan initiation fee	—	—	(3,596,938)
Proceeds from exercise of employee stock options	796,269	4,039,131	3,965,308
Proceeds from issuance of ordinary shares	168,100,000	—	—
Repurchase of restricted ordinary shares	—	(21,500)	(58,190)

Net cash provided by (used in) financing activities	173,313,581	76,637,288	(74,439,994)

Effect of exchange rate changes	(437,239)	(93,721)	(16,885)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,054,444)	105,664,282	(222,177,156)
CASH AND CASH EQUIVALENTS, beginning of year	469,284,013	363,619,731	585,796,887

CASH AND CASH EQUIVALENTS, end of year	$450,229,569	$469,284,013	$363,619,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$15,997,808	$435,109	$164,409

Interest paid	$54,423,059	$45,322,891	$46,808,533

SUPPLEMENTAL DISCLOSURES OF INVESTING AND FINANCING ACTIVITIES

Accounts payable for plant and equipment	$(99,592,362)	$(138,839,513)	$(165,828,795)

Long-term payable for acquired intangible assets	$(18,169,006)	$(62,833,433)	$(16,992,950)

Receivables for sales of manufacturing equipment	$23,137,764	$17,321,000	$70,544,560

The accompanying notes are an integral part of these consolidated financial statements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. As of December 31, 2008, the Company operates primarily through the following subsidiaries:

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity
Better Way Enterprises Limited	Samoa	100%	Trading of semiconductor products
(“Better Way”)	April 5, 2000

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of semiconductor products
International (Shanghai)	December 21, 2000
Corporation (“SMIS”)*#

SMIC, Americas	United States of America	100%	Marketing related activities
	June 22, 2001

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of semiconductor products
International (Beijing) Corporation (“SMIB”)*#	July 25, 2002

SMIC Japan Corporation*	Japan	100%	Marketing related activities
	October 8, 2002

SMIC Europe S.R.L	Italy	100%	Marketing related activities
	July 3, 2003

SMIC Commercial (Shanghai)	PRC	100%	Operation of a convenience store
Limited Company (formerly SMIC	September 30, 2003
Consulting Corporation)*#

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of semiconductor products
International (Tianjin) Corporation	November 3, 2003
(“SMIT”)*#

Semiconductor Manufacturing	Cayman Islands	57.3%	Investment holding
International (AT) Corporation (“AT”)*	July 26, 2004

Semiconductor Manufacturing	PRC	57.3%	Manufacturing and trading of semiconductor products
International (Chengdu)	December 28, 2004
Corporation (“SMICD”)*#

SMIC Energy Technology	PRC	100%	Manufacturing and trading of solar cells and modules
(Shanghai) Corporation	September 9, 2005
(“Energy Science”)*#

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity
SMIC Development (Chengdu)	PRC	100%	Construction, operation, and management of SMICD’s living quarter, schools, and supermarket
Corporation*#	December 29, 2005

Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing International	British Virgin Islands	100%	Trading of semiconductor products
(BVI) Corporation	April 26, 2007

Admiral Investment Holdings Limited	British Virgin Islands	100%	Investment holding
	October 10, 2007

SMIC Shenzhen (HK) Company Limited	Hong Kong	100%	Investment holding
	January 29, 2008

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of semiconductor products
International (Shenzhen) Corporation*#	March 20, 2008

#	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”), excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.

*	For identification purposes only
In addition to the above, the Company has a number of wholly-owned subsidiaries in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.
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
For the years ended December 31, 2008, 2007 and 2006
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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non- marketable equity investment valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, impairment of long-lived assets, accruals for sales adjustments, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash

Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government grants for fab construction.

(f)	Investments

Short-term investments consist primarily of debt instruments and mutual funds are classified either as held-tomaturity, available-for-sale or trading securities.

Held-to-maturity securities are recorded at amortized cost.

Available-for-sale securities are recorded at fair market value. Unrealized gains and losses are recorded as part of accumulated other comprehensive income (loss). The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled. Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
Trading securities are recorded at fair value with unrealized gains and losses classified in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity method investments only include non-marketable investments.

Available-for-sale and non-marketable equity investments are evaluated for impairment when the Company identifies indicator of impairment. Investments are considered to be impaired when a decline in fair value is judged to be other than temporary, when events or circumstances are identified that would significantly harm the fair value of the investment and the fair value is significantly below cost basis and /or the significant decline has lasted for an extended period of time. If the investment is other than temporarily impaired, the investment would be written down to its fair value.

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other current assets and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads costs that were incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand. In 2008, 2007 and 2006, inventory was written down by $40,818,979, $22,676,608 and $16,106,471, respectively, and recorded in cost of sales to reflect the lower of cost or market adjustments.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the terms of the agreements, which range from 50 to 70 years.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5-7 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years
The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. See Note 2(n). Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 3 to 10 years.

(l)	Impairment of long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to specific asset group based on our asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
(m)	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

(n)	Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2008	2007	2006
Total actual interest expense	$70,735,520	$72,686,950	$78,120,699
Less: Government subsidy	9,308,764	27,083,604	22,396,613
Less: Capitalized interest	10,659,798	7,667,220	4,798,002

Net interest expense	$50,766,958	$37,936,126	$50,926,084

(o)	Government subsidies
The Company received the following types of government subsidies:
(1)	Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies in cash of $9,308,764, $27,083,604 and $22,396,613 in 2008, 2007 and 2006, respectively, which were based on the interest expense on the Company’s budgeted borrowings. The Company records government subsidies as a reduction of interest expense on an accrual basis.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
(2)	Government awards

The Company received government awards of $56,967,187, $5,058,722 and $11,886,551 in the form of reimbursement of certain expenses in 2008, 2007 and 2006, respectively. These awards were recorded as reductions of related expenses, primarily research and development.

(3)	Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

As of December 31, 2008, the Company received $7,324,792, of which $4,181,922 has been used to offset the cost of construction in progress. The unused balance of $3,142,870 is recorded in restricted cash.

In 2006, the Company received a government subsidy of $2,208,758 as a reimbursement of land use right payment, which has been used to offset the cost of the land use rights.
(p)	Research and development costs

Research and development costs are expensed as incurred and reported net of related government subsidies.

(q)	Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of these facilities such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r)	Foreign currency translation

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in the statements of operations.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of stockholders’ equity and comprehensive income (loss).

(s)	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of stockholders’ equity and comprehensive income (loss).

(u)	Fair value of financial instruments

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS 157) for all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has deferred its implementation of the provisions of SFAS No. 157 for all non-financial assets and liabilities in accordance with FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The adoption of SFAS No. 157 did not have a significant impact on our consolidated financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different than the fair values that would have been calculated under previous guidance.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”(FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on our consolidated financial statements or the fair values of our financial assets and liabilities.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss. See Note 4, “Fair Value”, for further details.

On January 1, 2008, the Company adopted SFAS No. 159, “Fair Value of Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value using an instrument-by-instrument election. The Company does not elect to use the fair value option and therefore, the adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position or result of operations.

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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
The Company’s total actual share-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was $11,617,572, $20,643,341 and $23,506,847, respectively.

(w)	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FIN 39”) as amended. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Company does not have any derivative instruments that qualify for hedge accounting.

(x)	Recently issued accounting standards

In December 2007, the FASB issued SFAS No. 141, “Business Combinations: (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 141R will change the Company’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company will incorporate the presentation requirements outlined by SFAS No. 160 on January 1, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. SFAS 161 does not change the accounting treatment for derivative instruments and will change the Company’s disclosure for derivative instruments and hedging activities on January 1, 2009.

In April, 2008, the FASB issued FSP. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142- 3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Company’s consolidated financial position or result of operations.

In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 will not have a material impact on our consolidated financial condition or results of operations.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
(y)	Loss per share

Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
3. CHANGE IN ACCOUNTING ESTIMATE IN 2007
Prior to January 2007, all manufacturing machinery and equipment were depreciated over estimated useful lives of 5 years. From January 1, 2007 onward, the Company re-evaluated the periods over which the equipment is available to use and extended the estimated useful lives of the manufacturing machinery and equipment based on historical usage experience and industry practices. The useful lives of the manufacturing machinery and equipment used in the wafer manufacturing processing were changed from 5 years to a 5 to 7 year range. The change in accounting estimate resulted in lower depreciation expense of $248,218,139 for the year ended December 31, 2007.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
4. FAIR VALUE
SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.
Fair Value Hierarchy
SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.
Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.
The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities within the scope of SFAS 157 to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value as of December 31, 2008 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
Financial Instruments Measured at Fair Value on a Recurring Basis
Financial instruments measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance
Liabilities:
Forward foreign exchange contracts	$—	$3,510,305	$—	$3,510,305
Cross-currency interest swap contracts	—	360,089	—	360,089

Derivative liabilities measured at fair value	$—	$3,870,394	$—	$3,870,394

The derivatives were priced by models that use readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency.
Financial Instruments not Recorded at Fair Value
The Company discloses the fair value of financial instruments that are not carried at fair value in accordance with SFAS 107, “Disclosure of Fair Value of Financial Instruments”. Financial instruments include cash and cash equivalents, restricted cash, held-to-maturity investments, equity and cost method investments, short-term borrowings, promissory note, longterm payables relating to license agreements, long-term debt, accounts payables, accounts receivables, other current assets and receivables for sale of manufacturing equipment. The fair values of cash and cash equivalents, restricted cash and short-term borrowings approximate their carrying values due to their short-term maturities. The fair value of long-term promissory notes and payables relating to license agreements was approximately $42,253,031 which was calculated based on current interest rates over the remaining payment terms. The fair value of long-term debt approximates its carrying value due to variable interest rates that approximate market rates. The fair value of cost method investment could not be practically estimated due to its non-marketability.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
5. SHORT-TERM INVESTMENTS
As of December 31, 2008 and 2007, the Company has the following held-to-maturity security, respectively:

	Debt instruments maturing in one year
		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gains	losses	Fair value
December 31, 2008	$19,928,289	$—	$—	$19,928,289

December 31, 2007	$7,637,870	$—	$—	$7,637,870

As of December 31, 2006, the Company has available-for-sale security as follows:

December 31, 2006
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
Mutual fund	$52,866,825	$—	$—	$52,866,825

As of December 31, 2006, the Company held certain trading securities with cost of $5,000,000 and fair value of $5,083,778.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
6. DERIVATIVE FINANCIAL INSTRUMENTS
The Company has the following notional amount of derivative instruments:

	December 31
	2008	2007	2006
Forward foreign exchange contracts	$220,687,295	$404,103	$35,660,177
Interest rate swap contracts	—	—	250,000,000
Cross-currency interest rate swap contracts	36,731,630	51,057,531	15,947,874

	$257,418,925	$51,461,634	$301,608,051

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

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2008
European Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004

		$220,687,295

As of December 31, 2007
Renminbi	2,950,400	$404,103

As of December 31, 2006
Japanese Yen	4,235,537,500	$35,660,177

In 2007 and 2006, the Company entered into various cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreements did not qualify for hedge accounting. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2008
Euro	25,922,110	$36,731,630

As of December 31, 2007
Euro	34,624,665	$51,057,531

As of December 31, 2006
Euro	12,098,220	$15,947,874

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
In 2006, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The interest rate swap contracts did not qualify for hedge accounting. In 2006, gains or losses on the interest rate swap contracts of $(5,641,467) were recognized in interest expense, respectively. As of December 31, 2006, the Company had outstanding interest rate swap contracts with notional amounts of $250,000,000.
The fair values of each derivative instrument are as follows:

	December 31
	2008	2007	2006
Forward foreign exchange contracts	$(3,510,305)	$530,354	$(2,694,415)
Interest rate swap contracts	—	—	(5,641,467)
Cross-currency interest rate swap contracts	(360,089)	1,003,275	323,630

	$(3,870,394)	$1,533,629	$(8,012,252)

As of December 31, 2008, 2007 and 2006, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities, prepaid expense and other current assets, and accrued expenses and other current liabilities, respectively, with the change in fair value of forward foreign exchange contracts recorded in other income (expense) and the change in fair value of interest rate swap contract and cross currency interest rate swap contracts recorded in interest expense.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
7. ACCOUNTS RECEIVABLE, NET OF ALLOWANCES
The Company determines credit terms for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.
An aging analysis of accounts receivable, net of allowance for doubtful accounts, is as follows:

	2008	2007	2006
Current	$108,109,977	$249,489,644	$213,539,198
Overdue:
Within 30 days	18,211,498	39,131,577	31,611,729
Between 31 to 60 days	6,073,500	6,107,866	5,879,705
Over 60 days	66,976,719	3,658,565	1,154,343

	$199,371,694	$298,387,652	$252,184,975

Allowance for doubtful accounts	$(5,680,658)	$(4,492,090)	$(4,048,845)

The change in the allowance for doubtful accounts is as follows:

	2008	2007	2006
Balance, beginning of year	$4,492,090	$4,048,845	$1,091,340
Provision recorded during the year	1,301,556	486,920	2,957,505
Write-offs in the year	(112,988)	(43,675)	—

Balance, end of year	$5,680,658	$4,492,090	$4,048,845

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
8. INVENTORIES

	2008	2007	2006
Raw materials	$76,299,347	$83,645,656	$89,431,781
Work in progress	53,674,794	139,959,481	150,506,509
Finished goods	41,662,727	24,704,628	35,240,662

	$171,636,868	$248,309,765	$275,178,952

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
9. ASSETS HELD FOR SALE
Assets held for sale represent residential real estate that the Company has constructed for its employees.
In 2008, the Company sold residential real estate units with a carrying value of $1,594,508 for $2,283,375, which resulted in a gain on sale of $688,867. The Company reclassified the remaining unsold real estate units of $1,529,057 to land use rights and plant and equipment.
In 2007, the Company sold residential real estate units with a carrying value of $8,402,962 for $12,599,790, which resulted in a gain on sale of $4,196,828. Meanwhile, the Company reclassified the remaining unsold real estate units of $1,017,767 of 2007 to land use rights and plant and equipment. In addition, the Company decided to offer employees another 42 residential real estate units, and classified the $3,123,567 carrying value as assets held for sale, among which, none have been sold out up to December 31, 2007.
In 2006, the Company offered to sell employees 381 residential real estate units, and classified the $17,097,675 carrying value as assets held for sale. The Company sold residential real estate units with a carrying value of $7,676,946 for $8,934,560, which resulted in a gain on sale of $1,257,614. The remaining balances of assets held for sale as of December 31, 2006 was $9,420,729, representing 213 residential real estate units.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
10. LAND USE RIGHTS, NET

	2008	2007	2006
Land use rights (50-70 years)	$80,079,885	$62,410,846	$42,485,856
Less: accumulated amortization	(5,786,601)	(4,858,855)	(4,162,523)

	$74,293,284	$57,551,991	$38,323,333

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
11. PLANT AND EQUIPMENT, NET

	2008	2007	2006
Buildings	$292,572,075	$283,153,927	$269,721,109
Facility, machinery and equipment	540,021,636	470,434,074	435,112,058
Manufacturing machinery and equipment	5,467,846,683	5,035,366,468	4,539,566,491
Furniture and office equipment	76,210,542	67,835,774	61,979,029
Transportation equipment	1,768,949	1,750,734	1,666,185

	6,378,419,885	5,858,540,977	5,308,044,872
Less: accumulated depreciation and impairment	(3,763,083,884)	(2,930,088,762)	(2,314,667,455)
Construction in progress	348,049,839	274,505,450	251,023,405

	$2,963,385,840	$3,202,957,665	$3,244,400,822

The Company recorded depreciation expense of $760,881,076, $705,391,171 and $919,038,915 for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008, the Company sold equipment with a carrying value of $5,948,053 for $8,136,361, which resulted in a gain on sale of $2,188,308. In 2007, the Company sold equipment with a carrying value of $26,920,427 for $51,375,045, which resulted in a gain on sale of $24,454,618. In 2006, the Company sold equipment with a carrying value of $26,554,170 for $68,418,485, which resulted in a gain on sale of $41,864,315.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
12. IMPAIRMENT OF PLANT AND EQUIPMENT
In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately 5 years.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
13. ACQUIRED INTANGIBLE ASSETS, NET

	2008	2007	2006
Technology, Licenses and Patents
Cost:	$323,457,444	$322,435,363	$134,862,112
Accumulated Amortization and Impairment	(123,398,338)	(90,240,231)	(63,169,614)

Acquired intangible assets, net	$200,059,106	$232,195,132	$71,692,498

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $1,022,081, $187,573,251 and $15,418,322 in 2008, 2007 and 2006, respectively.
In 2008, the Company recorded an impairment loss of $966,667 for licenses related to DRAM products that are no longer in use.
The Company recorded amortization expense of $32,191,440, $27,070,617 and $24,393,561 in 2008, 2007 and 2006 respectively. The Company will record amortization expenses related to the acquired intangible assets of $37,634,121, $28,557,689, $24,479,980, $18,858,581 and $17,130,688 for 2009, 2010, 2011, 2012 and 2013, respectively.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
14. EQUITY INVESTMENT

	December 31, 2008
	Carrying Amount	% of Ownership
Equity Method Investment
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$9,162,766	30.0
Cost method investments	$2,189,420	Less than 20.0

Acquired intangible assets, net	$11,352,186

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.
In 2005, the Company injected cash of $19,200,000 into Toppan SM IC, representing 30% equity ownership. In 2008, 2007 and 2006, the Company recorded $444,211, $4,012,665 and $4,201,247, respectively, as its share of the net loss of the equity investment.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
15. ACCOUNTS PAYABLE
An aging analysis of the accounts payable is as follows:

	2008	2007	2006
Current	$126,149,360	$223,527,856	$238,864,239
Overdue:
Within 30 days	26,524,678	46,571,502	43,364,820
Between 31 to 60 days	9,510,883	10,226,533	9,594,873
Over 60 days	23,733,618	21,666,848	17,305,267

	$185,918,539	$301,992,739	$309,129,199

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
16. PROMISSORY NOTE
As set out in Note 28, the Company has been performing obligations under a settlement and license agreement with TSMC. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $30,000,000, $30,000,000 and $30,000,000 in 2008, 2007 and 2006, respectively. The outstanding promissory notes are as follows:

	December 31, 2008
Maturity	Face value	Discounted value
2009	$30,000,000	$29,242,001
2010	25,000,000	23,589,958

Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$25,000,000	$23,589,958

In 2008, 2007 and 2006, the Company recorded interest expense of $2,532,795, $3,455,506 and $4,347,221, respectively, relating to the amortization of the discount.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
17. INDEBTEDNESS
Short-term and long-term debts are as follows:

	2008	2007	2006
Short-term borrowings from commercial banks (a)	$201,257,773	$107,000,000	$71,000,000

Long-term debt by contracts (b):
Shanghai USD syndicate loan	$266,050,000	$393,910,000	$274,420,000
Beijing USD syndicate loan	300,060,000	500,020,000	600,000,000
EUR loan	72,037,070	51,057,531	15,947,873
Tianjin USD syndicate loan	259,000,000	12,000,000	—

	$897,147,070	$956,987,531	$890,367,873

Long-term debt by repayment schedule:
2009	$360,628,789
2010	305,568,789
2011	135,482,995
2012	95,466,497

	897,147,070
Less: current maturities of long-term debt	360,628,789

Non-current maturities of long-term debt	$536,518,281

(a)	Short-term borrowings from commercial banks
As of December 31, 2008, the Company had ten short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate on the loan ranged from 1.88% to 8.75% in 2008.
As of December 31, 2007, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $484 million on a revolving credit basis. As of December 31, 2007, the Company had drawn down $107 million under these credit agreements and $377 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2007 was $4,537,200, of which $1,909,602 was capitalized as additions to assets under construction. The interest rate on the loan ranged from 5.37% to 6.44% in 2007.
As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $474 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down $71 million under these credit agreements and $403 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2006 was $8,471,823, of which $1,019,903 was capitalized as additions to assets under construction. The interest rate on the loans ranged from 3.62% to 6.52% in 2006.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
(b)	Long-term debt
Shanghai USD syndicate loan
In June, 2006, SMIS entered into the Shanghai USD syndicate loan with the aggregate principal amount of $600,000,000, with a consortium of international and PRC banks. Of this principal amount, $393,000,000 was used to repay the principal amount outstanding under SMIS’s previous USD syndicate loans. The remaining principal amount was available to be used to finance future expansion and general corporate requirements of SMIS. As of December 31, 2007 and 2006, SMIS had drawn down $600,000,000 and $393,000,000 from this facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. In 2008, 2007 and 2006, SMIS had repaid $127,860,000, $87,510,000 and $118,580,000, respectively, according to the repayment schedule. As of December 31, 2008 and 2007 and 2006, the outstanding balance of this borrowing was $266,050,000, $393,910,000 and $274,420,000, respectively. In 2008, the interest rate on the loan ranged from 2.47% to 5.76%. The interest expense incurred in 2008, 2007 and 2006 was $16,979,883, $17,260,814 and $13,522,886, respectively, of which $5,358,081, $3,308,444 and $1,624,224 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.
The total outstanding balance of the Shanghai USD syndicate loan is collateralized by certain plant and equipment with an original cost of $1,871 million as of December 31, 2008.
The Shanghai USD syndicate loan contains covenants relating to the minimum consolidated tangible net worth, limits total borrowings compared to tangible net worth and EBITDA for the prior four quarters, and requires minimum debt service coverage ratios. SMIS has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.
Beijing USD syndicate loan
In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIB’s fabs. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2008, 2007 and 2006, the outstanding balance was $300,060,000, $500,020,000 and $600,000,000, respectively, on this loan facility. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. In 2008 and 2007, SMIB had repaid $199,960,000 and $99,980,000, respectively, according to the repayment schedule. In 2008, the interest rate on the loan ranged from 3.46% to 6.38%. The interest expense incurred in 2008, 2007 and 2006 was $25,599,360, $42,183,106 and $28,525,628, of which $1,599,175, $2,342,794 and $450,516 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.
The total outstanding balance of the Beijing USD syndicate loan is collateralized by certain plant and equipment with an original cost of $1,047 million as of December 31, 2008.
The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
EUR loan
On December 15, 2005, the Company entered into the EUR loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006.
In 2008, 2007 and 2006, SMIS and SMIT had drawn down EUR 28,475,000 ($38,929,954), EUR 28,390,000 ($41,863,894) and EUR 15,122,775 ($19,934,841), respectively. SMIS and SMIT repaid an aggregated amount of EUR12,261,930 ($17,950,415), EUR 5,863,555 ($8,173,357) and EUR 3,024,555 ($3,986,968) in 2008, 2007 and 2006, respectively. As of December 31, 2008, 2007 and 2006, the outstanding balance is EUR 50,837,735 ($72,037,070), EUR 34,624,665 ($51,057,531) and EUR 12,098,220 ($15,947,873). In 2008, the interest rate on the loan ranged from 3.01% to 6.12%. The interest expense incurred in 2008, 2007 and 2006 was $2,682,195, $996,706 and $279,908, respectively, of which $810,495, $82,036 and $65,072 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.
The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $21.8 million for SMIT and $114.5 million for SMIS as of December 31, 2008.
Tianjin USD syndicate loan
On May 31, 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. In 2008 and 2007, SMIT drew down $247,000,000 and $12,000,000 of the facility amount, respectively. The principal amount is repayable starting from 2010 in six semi-annual installments. In 2008, the interest rate on the loan ranged from 3.11% to 6.03%. The interest expense incurred in 2008 and 2007 was $9,147,490 and $285,253, respectively, of which $1,788,712 and $24,344 was capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the Tianjin USD syndicate loan is collateralized by certain plant and equipment with an original cost of $627.4 million as of December 31, 2008.
The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
18. LONG-TERM PAYABLES RELATING TO LICENSE AGREEMENTS
The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2008 are as follows:

	December 31, 2008
Maturity	Face value	Discounted value
2009	$50,133,334	$49,203,521
2010	14,766,666	13,614,440
2011	5,200,000	4,554,566

	70,100,000	67,372,527
Less: Current portion of long-term payables	50,133,334	49,203,521

Long-term portion of long-term payables	$19,966,666	$18,169,006

These long-term payables were interest free, and the present value was discounted using the Company’s weighted- average borrowing rates ranging from 3.45% to 4.94%.
The current portion of other long-term payables is recorded in accrued expenses and other current liabilities.
In 2008, 2007 and 2006, the Company recorded interest expense of $4,382,772, $1,511,880 and $1,355,386 relating to the amortization of the discount.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
19. INCOME TAXES
The Company is a taxexempted company incorporated in the Cayman Islands.
In 2008, the Company recorded withholding income tax expense of $15,400,000 for license income generated from its PRC subsidiaries.
Subsidiaries in PRC
Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various relevant income tax laws, regulations and policies (the “FEIT Laws”).
On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”) which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may continue to be enjoyed until the end of the holiday. Tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.
According to Guofa (2007) No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”) issued on December 26, 2007, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied of rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.
On February 22, 2008, the PRC government promulgated Caishui (2008) No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Caishui No.1”). Pursuant to Caishui No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
The detailed tax status of SMIC’s PRC entities is elaborated as follows:
1)	SMIS

Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15% . According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) for FEIT rate starting from the first profit- making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when the SMIS completed its first profit-making year.

In accordance with the New EIT Law and Caishui No.1, SMIS is eligible to continue enjoying 15% income tax rate and its tax holiday through its expiry in 2013.

2)	SMIB and SMIT

In accordance with the Circular 18 and Caishui No.1, SMIB and SMIT are currently entitled to the preferential tax rate of 15% and will be entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses. Both entities were in loss positions as of December 31, 2008 and as a result the tax holiday has not yet taken effect.

3)	SMICD

Under the FEIT Laws, SMICD was qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. As of December 31, 2008, SMICD was still in a loss position. Pursuant to the New EIT Law, the tax holiday began in 2008 at the statutory tax rate of 25% despite the fact that SMICD had yet to be profitable. The applicable income tax rates for the years ended December 31, 2008, 2009, 2010, 2011, 2012 and thereafter are 0%, 0%, 12.5% 12.5%, 12.5% and 25%, respectively.

4)	Energy Science

Energy Science is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, Energy Science was subject to a preferential tax rate of 15% and qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior years’ tax losses or 2008 in accordance with the New EIT Law. The tax holiday commenced in 2007 and would continue until 2011. The statutory tax rate is gradually transiting to 25% within a 5-year transition period starting from 2008. The applicable income tax rates for the year ended December 31, 2008, 2009, 2010, 2011 and thereafter are 0%, 10%, 11%, 12% and 25%, respectively.
Subsidiaries in other jurisdictions
The Company’s other subsidiaries are subject to the respective local country’s income tax laws, including those of Japan, the United States of America, Taiwan, Europe and Hong Kong. In 2008, 2007 and 2006, the Company’s US subsidiary had recorded current income tax expense of $223,812, $163,604 and $31,030, respectively. In 2008, 2007 and 2006, the Company’s European subsidiary had recorded current income tax expense of $128,010, $181,451 and $112,671, respectively. In 2008, 2007 and 2006, the Company recorded income tax expense of $405,000, $1,149,983 and $nil and income tax refund of $774,744, $nil, $nil for the service income generated in Japan. In 2008, 2007 and 2006, the Company had minimal taxable income in Hong Kong.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
The Company estimates its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each yearend, based on enacted laws and statutory tax rates applicable for temporary differences that are expected to affect taxable income. Valuation allowances are provided if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2008	2007	2006
PRC
Current	$15,106	$19,602	$4,542
Adjustments on deferred tax assets and liabilities for enacted changes in tax rate	20,542,716	(20,542,716)	—
Deferred	(9,506,907)	(10,691,699)	(25,075,987)

Other jurisdictions
Current	15,382,078	1,495,038	143,701
Deferred	—	—	—

	$26,432,993	$(29,719,775)	$(24,927,744)

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31
	2008	2007	2006
PRC	$(291,664,135)	$51,906,337	$46,806,662
Other jurisdictions	(113,838,901)	(99,937,852)	(116,777,420)

	$(405,503,036)	$(48,031,515)	$(69,970,758)

Details of deferred tax assets and liabilities are as follows:

	2008	2007	2006
Deferred tax assets:
Allowances and reserves	$4,732,017	$—	$1,962,410
Start-up costs	929,991	53,698	958,105
Net operating loss carry forwards	55,476,943	—	5,201,545
Unrealized exchange loss	33,228	—	47,860
Depreciation of fixed assets	59,224,163	75,886,896	33,715,867
Subsidy on long lived assets	479,817	479,817	295,654
Accrued sales return	603,274	—	137,719

Total deferred tax assets	121,479,433	76,420,411	42,319,160
Valuation allowance	(75,792,963)	(19,505,239)	(17,032,260)

Net deferred tax assets — non-current	$45,686,470	$56,915,172	$25,286,900

Deferred tax liability:
Capitalized interest	$(411,877)	$(604,770)	$(210,913)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book basis of certain assets was created. Under SFAS 109 “Accounting for Income Taxes”, the Company recognized a valuation allowance of $20.3 million, $19.5 million and $8.4 million to reduce the deferred tax asset of $59.2 million, $75.9 million and $33.7 million to an amount that is more-likely-than-not to be realized as of December 31, 2008, 2007 and 2006, respectively. Accordingly, income tax expense of $17.5 million and income tax benefits of $31.1 million and $25.3 million were recorded in 2008, 2007 and 2006, respectively. The deferred tax asset recognized relates specially to one of the Company’s subsidiaries on the basis that this subsidiary has achieved profitability in prior years and is expected to continue to be profitable based on the current forecast.
As of December 31, 2008, the Company’s Beijing, Tianjin and Chengdu subsidiaries had net operating loss carry forward of $917.1 million, of which $117.8 million, $174.9 million, $271.8 million and $352.6 million will expire in 2011, 2012, 2013 and 2014, respectively.
Under the New EIT Law, profits earned subsequent to January 1, 2008 from a foreign invested enterprise that are distributed to a non-resident enterprise outside of China, will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. However, under Guoshuihan (2009) No. 81, a transaction or arrangement entered into for the primary purpose of being qualified for a preferential tax rate on dividends under a tax agreement would not be a valid reason for qualifying for such preferential treatment. Where a taxpayer inappropriately enjoyed the tax agreement treatment due to such a transaction or arrangement, the competent tax authorities are empowered to make appropriate adjustments that they deem appropriate.
Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2008, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
Uncertainties exist with respect to how China’s current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply the rules to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of China should be treated as residents for EIT Law purposes. If one or more of our legal entities organized outside of China were characterized as China tax residents for the year ended December 31, 2008, the impact would adversely affect our results of operation.
Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and minority interest as follows:

	2008	2007	2006
Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses (credit) not deductible for tax purpose	(1.8%)	(0.9%)	3.1%
Effect of tax holiday and tax concession	0.0%	48.7%	25.0%
Expense (credit) to be recognized in future periods	8.2%	(19.2%)	29.3%
Changes in valuation allowances	(15.6%)	9.3%	(11.9%)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(7.2%)	(33.8%)	(24.9%)
Changes of tax rate	(5.1%)	42.8%	—

Effective tax rate	(6.5%)	61.9%	35.6%

The aggregate amount and per share effect of the tax holiday are as follows:

	2008	2007	2006
The aggregate dollar effect	$10,572	$23,415,370	$17,472,283
Per share effect- basic and diluted	$0.00	$0.00	$0.00
The Company adopted FIN 48 on January 1, 2007. The Company made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on its technical merits. FIN 48 did not have any impact on the Company total liabilities or stockholders’ equity as of January 1, 2007. The Company has no material uncertain tax positions as of December 31, 2008 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
20. MINORITY INTEREST
In 2004, the Company incorporated AT and SMICD, a wholly-owned subsidiary of AT.
In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million preference shares with $1 million from a minority stockholder, and equity interest of the minority stockholders in AT decreased to 42.7% as of December 31, 2007. No share transaction occurred in 2008.
At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SM IC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2008, 38 million preferred shares are outstanding to minority interest holders and will be redeemable beginning January 1, 2009. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a non-controlling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as a minority interest expense in the consolidated statements of operations.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
21. CAPITAL STOCK
In November 2008, the Company issued 3,699,094,300 ordinary shares to a stockholder at HK$0.36 per share and received consideration of $165,100,000, net of issuance costs of approximately $3,000,000.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
22. SHARE-BASED COMPENSATION
Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the Company’s IPO in March 2004, the Company issued stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004, Option Plan options are granted at the fair market value of the Company’s ordinary shares, and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2008, options to purchase 786,071,676 ordinary shares were outstanding, and options to purchase 530,428,324 ordinary shares were available for future grants.
In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the 2001 Option Plan, options are generally granted at prices equal to the fair market value, expire 10 years from the date of grant and vest over a requisite service period of four years. Following the IPO, the Company no longer issues stock options under the 2001 Option Plan. As of December 31, 2008, options to purchase 338,084,318 ordinary shares were outstanding.
A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining	Aggregated
	Number	average	Contractual	Intrinsic
	of options	exercise price	Term	Value
Options outstanding at January 1, 2008	1,042,398,482	$0.14
Granted	248,840,090	$0.05
Exercised	(22,730,522)	$0.03
Forfeited or cancelled	(144,352,056)	$0.13

Options outstanding at December 31, 2008	1,124,155,994	$0.12	6.79 years	$34,499,475

Vested or expected to vest at December 31, 2008	1,080,819,321	$0.12	6.87 years	$30,288,832

Exercisable at December 31, 2008	491,098,679	$0.13	4.89 years	$28,604,914

The total intrinsic value of options exercised in the year ended December 31, 2008, 2007 and 2006 was $1,434,758, $5,679,680 and $5,240,221, respectively.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
Certain options were granted to non-employees that resulted in a share-based compensation expense of $374,967, $665,787 and $584,283 in 2008, 2007 and 2006, respectively.
The weighted-average grant-date fair value of options granted during the year 2008, 2007 and 2006 was $0.05, $0.04 and $0.05, respectively.
The fair value of each option and share grant is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The Company uses historical data to estimate option exercise and employee termination within the pricing formula. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company with the time period commensurate with the expected time of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2008	2007	2006
Average risk-free rate of return	2.13%	3.98%	4.72%
Expected term	1-4 years	1-4 years	2-4 years
Volatility rate	46.82%	35.28%	32.69%
Expected dividend yield	—	—	—
Restricted share units (RSU)
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units (“RSU”) and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its IPO, which were 455,409,330 ordinary shares. As of December 31, 2008, 95,620,762 RSU were outstanding and 200,948,509 ordinary shares were available for future grant. The RSU vest over a requisite service period of 4 years and expire 10 years from the date of grant. No stock appreciation rights have been issued. Any compensation expense is recognized on a straight-line basis over the vesting period.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
A summary of RSU activity is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining	Aggregated
	Number of	Average	Contractual	Fair
	Share Units	Fair Value	Term	Value
Outstanding at January 1, 2008	119,442,808	$0.14
Granted	41,907,100	$0.08
Exercised	(49,953,525)	$0.13
Forfeited or cancelled	(15,775,621)	$0.13
Outstanding at December 31, 2008	95,620,762	$0.12	8.19 years	$11,970,507
Vested or expected to vest at December 31, 2008	29,485,303	$0.12	8.29 years	$4,047,455
Pursuant to the 2004 EIP, the Company granted 41,907,100, 40,519,720 and 16,058,864 RSU in 2008, 2007, and 2006, respectively. The fair value of the RSU at the date of grant was $3,313,114, $5,631,263 and $2,055,597 in 2008, 2007, and 2006, respectively. The Company recorded compensation expense of $5,644,789, $7,216,799 and $5,452,148 in 2008, 2007, and 2006, respectively.
Unrecognized compensation cost related to non-vested share-based compensation
As of December 31, 2008, there was $13,996,655 of total unrecognized compensation cost related to non-vested share- based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.15 years.
As of December 31, 2008, 2007, and 2006 the Company had the following shares subject to repurchase:

	2008	2007	2006
Ordinary Shares	—	90,000	16,498,871

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
23. RECONCILIATION OF BASIC AND DILUTED LOSS PER SHARE
The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	2008	2007	2006
Net Loss	$(440,231,120)	$(19,468,147)	$(44, 109,078)
Less: Cumulative effect of a change in accounting principle	—	—	(5,153,986)

Net loss before cumulative effect of a change in accounting principle	(440,231,120)	(19,468,147)	(49,263,064)

Basic and diluted:
Weighted average ordinary shares outstanding	18,682,585,932	18,505,650,171	18,361,910,033
Less: Weighted average ordinary shares outstanding subject to repurchase	(41,066)	(3,709,682)	(27,411,110)

Weighted average shares used in computing basic and diluted income per share	18,682,544,866	18,501,940,489	18,334,498,923

On the basis of loss per share before cumulative effect of a change in accounting principle, basic and diluted	$(0.02)	$(0.00)	$(0.00)

Cumulative effect of a change in accounting principle per share, basic and diluted	$—	$—	$0.00

Basic and diluted loss per share	$(0.02)	$(0.00)	$(0.00)

Ordinary share equivalents of share options and restricted share units are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of share options and restricted share units are used to repurchase outstanding ordinary shares using the average fair value for the periods.
As of December 31, 2008, 2007 and 2006, the Company had 189,478,507, 147,988,221 and 223,818,877, respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods. They include:

	December 31
	2008	2007	2006
Outstanding options to purchase ordinary shares	128,361,312	72,685,282	62,339,207
Outstanding unvested restricted share units to purchase ordinary shares	61,117,195	75,302,939	161,479,670

	189,478,507	147,988,221	223,818,877

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
24. TRANSACTIONS WITH MANAGED GOVERNMENT-OWNED FOUNDRIES
The Company provides management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which are government-owned foundries. Management service revenues under these arrangements for 2008, 2007 and 2006 were $33,000,000, $42,000,000 and $4,151,238, respectively.
In 2008, 2007 and 2006, the Company sold equipment with carrying value of $7,688, $19,530,909 and $19,411,553 to Cension for $175,300, $42,300,258 and $61,182,653, which resulted in gains on sale of $167,612, $22,769,349 and $41,771,099, respectively.
In 2008, the Company sold equipment with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599.
On April 10, 2007, Cension entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of approximately $320 million.
As part of the Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favour of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension based on 1.5% of the guarantee amount, or $2.4 million. Approximately $160 million in 200mm wafer processing equipment purchased under the Agreement was held as collateral under the guarantee.
The Company is entitled to the net profit (loss) associated with the ongoing operations of this equipment, net of a guaranteed fixed share of revenue for Elpida, during the transitional period prior to when the equipment was relocated from Hiroshima to Chengdu. Such relocation was completed in 2008.
On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to US$309.5 million.
In April 2008, SMIC entered into an agreement with Cension to purchase approximately half of the Equipment from Cension for approximately $152 million. The equipment acquired by the Company will be used for the Company’s future expansion. The corporate guarantee was released after this purchase.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
25. COMMITMENTS
(a)	Purchase commitments

As of December 31, 2008 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2009.

Facility construction	$7,359,374
Machinery and equipment	$52,235,105

$59,594,479

(b)	Royalties

The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2008, 2007 and 2006, the Company incurred royalty expense of $18,867,409, $13,118,570 and $7,724,704, respectively, which was included in cost of sales.

The Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2008, 2007 and 2006, the Company earned royalty income of $1,192,537, $1,428,603 and $1,384,137, respectively, which was included in sales. Royalty income is recognized one quarter in arrears when reports are received.

(c)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2008, 2007 and 2006 was $5,818,655, $6,937,107 and $6,142,692, respectively, and is recorded in other income in the statement of operations.

(d)	Operating lease as lessee

The Company has various operating leases including land use rights, under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2008 are as follows:

Year ending
2009	$6,055,605
2010	269,868
2011	202,580
2012	168,153
Thereafter	3,024,384

$9,720,590

The total operating lease expense recorded in 2008, 2007 and 2006 was $1,084,894, $643,621 and $410,193, respectively.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
26. SEGMENT AND GEOGRAPHIC INFORMATION
The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2008	2007	2006
Total sales:
United States	$767,966,660	$657,603,189	$602,506,213
Europe	92,572,683	328,710,235	440,327,872
Asia Pacific (Excluding Japan and Taiwan)	269,616,334	227,973,648	168,607,598
Taiwan	185,848,747	183,113,880	153,057,616
Japan	37,706,875	152,364,336	100,823,568

	$1,353,711,299	$1,549,765,288	$1,465,322,867

Revenue is attributed to countries based on headquarter of customer operations and is not related to the shipment destination.

Substantially all of the Company’s long-lived assets are located in the PRC.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
27. SIGNIFICANT CUSTOMERS
The following table summarizes net revenue and receivable from customers which accounted for 10% or more of our net revenue, accounts receivable, other current assets or receivable for sale of manufacturing equipment:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2008	2007	2006	2008	2007	2006
A	22%	16%	17%	23%	14%	14%
B	14%	*	*	*	*	*
C	13%	*	*	*	*	*
D	*	18%	28%	*	15%	29%
E	*	*	*	*	13%	*
F	*	*	*	16%	*	*
G	*	*	*	18%	*	*

				Receivable for sale of
	Other current assets			manufacturing equipment
	December 31,			December 31,
	2008	2007	2006	2008	2007	2006
F	50%	29%	*	83%	100%	100%
G	*	*	*	17%	*	*

*	Less than 10%

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
28. LITIGATION
Overview of TSMC Litigation:
Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.
On January 30, 2005, the Company and TSMC exchanged signature pages later attached to a settlement agreement. Terms were added to the document subsequent to the exchange of signatures. The identification of the exact terms of the agreement were determined at a preliminary trial in 2009, as described below under “Recent TSMC Legal Developments.” As found by the California Superior Court, SMIC and TSMC agreed, without admission of liability, to dismiss all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also were determined to include the following:
1)	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

2)
TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15ìm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13ìm and smaller technologies after 6 months following execution of the Settlement Agreement (July 31, 2005). Excluding the .13ìm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

3)
The Company is required to deposit certain Company materials relating to .13ìm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

4)	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.
The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.
Accounting under the Settlement Agreement:
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement—settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:
1)	The Settlement Agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

2)	The Settlement Agreement required all parties to bear their own legal costs;

3)	There were no other damages associated with the Settlement Agreement;

4)	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

5)	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified to the Company which trade secrets it claimed were being infringed upon by the Company;

6)	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.
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
As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. This amount was then allocated to the pre- and post- settlement periods based on relative fair value, as further described below.
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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
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
Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SM IC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under that settlement agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached a settlement agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
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
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SM IC.
On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 ìm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.
During the pre-trial proceedings in the matter, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.
On May 1, 2009, the Company filed motions for summary adjudication against TSMC’s claims for breach of promissory notes and violation of the California Uniform Trade Secrets Act. The motions will be heard by the Court on July 17, 2009.
The California Court has further scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. The Court rendered its first-instance judgment on June 10, 2009. Claims of SMIC against TSMC were not supported by the Court in the first-instance judgment. The first-instance judgment is not final and either TSMC or SMIC may further appeal to the PRC Supreme People’s Court according to the law.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a discovery stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its discovery stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
29. RETIREMENT BENEFIT
The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% — 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% — 8% of their basic salary. The contribution of such an arrangement was approximately $11,039,680, $7,223,644 and $5,452,660 for the years ended December 31, 2008, 2007 and 2006, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
30. DISTRIBUTION OF PROFITS
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
The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were nil, $15,640,153 and $11,956,185 in 2008, 2007 and 2006, respectively.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
31. COMPONENTS OF LOSS (INCOME) FROM OPERATIONS

	2008	2007	2006
Loss (income) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,584,925	$1,698,293	$1,577,928
Amortization of land use rights	927,746	886,293	577,578
Foreign currency exchange loss (gain)	(8,195,569)	3,117,962	3,939,745
Bad debt expense	1,301,556	486,920	2,957,505
Inventory write-down	17,766,628	6,570,137	2,297,773
Staff costs inclusive of directors’ remuneration	$190,942,366	$151,447,470	$108,742,094

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
32. DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS
Directors
Details of emoluments paid by the Company to the directors of the Company in 2008, 2007 and 2006 are as follows:

							Zheng		Jiang
	Richard	Kawanishi	Wang	Hsu	Lip-Bu	Henry	Gang	Albert	Shang
	Chang	Tsuyoshi	Yang Yuan	Ta-Lin	Tan	Shaw	Wang	Y.C.	Zhou	Total
2008
Salaries and other benefits	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock option benefits	144,300	4,285	4,285	4,285	4,285	4,285	—	12,489	—	178,214

Total emoluments	$362,698	$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$396,612

2007
Salaries and other benefits	$195,395	$—	$—	$—	$—	$—	$—	$—	$—	$195,395
Stock option benefits	172,203	17,189	17,189	17,189	17,189	17,189	—	50,094	—	308,242

Total emoluments	$367,598	$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$503,637

2006
Salaries and other benefits	$192,727	$—	$—	$—	$—	$—	$—	$—	$—	$192,727
Stock option benefits	156,241	12,951	12,951	12,951	12,951	12,951	—	37,742	—	258,738

Total emoluments	$348,968	$12,951	$12,951	$12,951	$12,951	$12,951	$—	$37,742	$—	$451,465

The emoluments of the directors were within the following bands:

	2008	2007	2006
	Number of	Number of	Number of
	directors	directors	directors
HK$nil to HK$1,000,000 ($128,620)	8	9	10
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	—	—	—
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	—	—	—
HK$2,500,001 ($321,550) to HK$3,000,000 ($385,860)	1	1	1
The Company granted nil, nil and 3,500,000 options to purchase ordinary shares of the Company to the directors in 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, no stock options were exercised and 500,000 stock options were cancelled by the directors. The cancellation was due to the resignation of a director.
The Company granted nil, nil and 500,000 restricted share units to purchase ordinary shares of the Company to the directors in 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, 500,000 restricted share units automatically vested and no restricted share units were cancelled.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
In 2008, 2007 and 2006, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In September 2006, two directors were each offered options to purchase 500,000 ordinary shares. Both directors declined the options.
Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Salaries and other benefits	$941,001	$586,065	$518,198
Bonus	—	237,969	233,662
Stock option benefits	232,296	283,125	268,528

Total emoluments	$1,173,297	$1,107,159	$1,020,388

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual. Their emoluments were within the following bands:

	2008	2007	2006
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$nil to HK$1,000,000 ($128,620)	—	—	—
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	1	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	3	—	3
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	1	4	1
HK$2,500,001 ($321,550) to HK$4,500,000($578,790)	—	1	1
HK$4,500,001 ($578,790) to HK$5,000,000 (643,100)	—	—	—

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
33. DIVIDEND
No dividend has been paid or declared by the Company in 2008, 2007 and 2006.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
34. SUBSEQUENT EVENTS
On January 1, 2009, the minority interest holders of AT redeemed 8,000,000 Series A shares with a total redemption amount of $9,013,444.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
35. DIFFERENCE BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS
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

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value method for the years prior to January 1, 2006.

Under US GAAP, prior to the adoption of the SFAS 123(R) from January 1, 2006, the Company was able to account for stock-based compensation issued to employees using either intrinsic value method or fair value method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), “Share-Based Payment”. Under the provisions of SFAS 123(R), share-based compensation is measured at the grant date, based on the fair value of the award similar to IFRS 2. In addition, under SFAS 123(R) the Company was no longer required to record deferred sharebased compensation related to unvested share options in stockholder’s equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

(ii)	Under US GAAP, the Series A shares of AT are accounted as minority interest and presented as temporary equity. The Series A shares are accreted to their redemption value at each reporting date. The accretion of interest is presented as minority interest expense in the consolidated statements of operations.

Under IFRS, the Series A shares of AT contains both liability and conversion option components. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of AT’s ordinary shares is classified as an equity instrument.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The different between the gross proceeds from the issuance of the Series A shares and the fair value assigned to the liability components, presenting the conversion option for the holder to convert the loan notes into equity, is included in equity. In subsequent periods, the liability component is carried at amortized cost using the effective interest method. The equity component, representing the option to convert the liability component into ordinary shares of AT, will remain in equity until the embedded option is exercised. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

The value assigned to the conversion option of the Series A shares is considered to be insignificant at initial recognition. The accretion of interest to record the Series A shares at redemption value is recognized as interest expense.

(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(iv)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as operating leases and represent lease pre-payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset classification is not required under US GAAP.

(v)	IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long- lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
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

The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007. The undiscounted expected future cash flows were in excels of the carrying amount of the relevant long-lived assets and no impairment loss was required to be recognized under US GAAP in 2007. However, under IFRS, the estimated recoverable value derived from a discounted expected cash flow was less than the carrying value of those long-lived assts. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.

The Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets under US GAAP in 2008.

The difference in timing of recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods when the long-lived assets are fully depreciating.

(vi)	Under US GAAP, income (loss) from equity investment is presented as a separate item before net income (loss) on net of tax basis.

Under IFRS, the income (loss) from equity investment is presented as a component of income (loss) before income tax benefit (expense).

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
The adjustments necessary to restate loss attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2008	2007	2006
Net loss under US GAAP	$(440,231,120)	$(19,468,147)	$(44,109,078)
IFRS adjustments:
i) Reverse of cumulative effect of a change in accounting principle for share-based payment	—	—	(5,153,986)
ii) Accretion of interest on Series A Share	3,055,592	(2,856,258)	18,803
v) Impairment of long-lived assets	105,774,000	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Net loss under IFRS	$(326,767,993)	$(128,098,405)	$(49,244,261)

Net loss per share under IFRS	$(0.02)	$(0.01)	$(0.00)

Stockholders’ equity as reported under US GAAP	$2,749,364,501	$3,012,519,022	$3,007,419,918
ii) Presentation of minority interest	—	34,944,408	38,800,666
v) Impairment of long-lived assets	—	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Stockholders’ equity under IFRS	$2,753,998,036	$2,941,689,430	$3,046,220,584

Current liabilities as reported under US GAAP	$899,772,911	$930,190,120	$677,361,816
ii) Presentation of Series A shares	42,795,288	—	—

Under IFRS	$942,568,199	$930,190,120	$677,361,816

Land use rights, net – current portion as reported under US GAAP	$—	$—	$—
IFRS adjustment
iv) Current portion adjustment for land use right	1,442,730	1,054,777	712,521

Under IFRS	$1,442,730	$1,054,777	$712,521

Land use rights, net
As reported under US GAAP	$74,293,284	$57,551,991	$38,323,333
IFRS adjustments
iv) Current portion adjustment for land use right	(1,442,730)	(1,054,777)	(712,521)

Under IFRS	$72,850,554	$56,497,214	$37,610,812

Plant and equipment
As reported	$2,963,385,840	$3,202,957,665	$3,244,400,822
IFRS adjustments
v) Impairment of long lived assets	—	(105,774,000)	—
v) Depreciation of long lived assets	4,633,535	—	—

Under IFRS	$2,968,019,375	$3,097,183,665	$3,244,400,822

Additional paid-in capital as reported under US GAAP	$3,489,382,267	$3,313,375,972	$3,288,765,465
IFRS adjustments
i) Retrospective adjustment on adoption of IFRS 2	30,388,316	30,388,316	30,388,316
i) Reverse of cumulative effect of a change in accounting principle	5,153,986	5,153,986	5,153,986
iii) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)

Under IFRS	$3,468,968,518	$3,292,962,223	$3,268,351,716

Accumulated deficit as reported under US GAAP	$(748,509,757)	$(308,278,637)	$(288,810,490)
IFRS adjustments
i) Carried over impact under IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i) Reverse of cumulative effect of a change in accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	55,956,051
v) Impairment of long-lived assets	—	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Under IFRS	$(723,462,473)	$(393,638,888)	$(268,396,741)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)

	2008	2007	2006
Cost of sales as reported under US GAAP	$1,412,851,079	$1,397,037,881	$1,338,155,004
IFRS adjustments
v) Depreciation of long-lived assets	(4,633,535)	—	—

Under IFRS	$1,408,217,544	$1,397,037,881	$1,338,155,004

Operating expenses as reported under US GAAP	$317,797,068	$188,659,217	$141,037,963
IFRS adjustments
v) Impairment of long-lived assets	(105,774,000)	105,774,000	—

Under IFRS	$212,023,068	$294,433,217	$141,037,963

Interest expense as reported under US GAAP	$50,766,958	$37,936,126	$50,926,084
IFRS adjustments
ii) Accretion of interest on Series A shares	4,795,288	—	—

Under IFRS	$55,562,246	$37,936,126	$50,926,084

Loss before income tax as reported under US GAAP	$(405,503,036)	$(48,031,515)	$(69,970,758)
IFRS adjustments
v) Impairment of long-lived assets	105,774,000	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—
vi) Presentation of income (loss) from equity investment	(444,211)	(4,012,665)	(4,201,247)
ii) Accretion of interest on Series A shares	(4,795,288)	—	—

Under IFRS	$(300,335,000)	$(157,818,180)	$(74,172,005)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2008, 2007 and 2006, and details of which are set out as below:
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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is ‘’more likely than not” that some portion or all of the deferred tax assets will be realized. “More likely than not” is defined as a likelihood of more than 50%.

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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
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

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In US dollars, except share data)

	December 31,
	2008	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$164,107,042	$6,042,030	$33,450,295
Accounts receivable, net	260,331	10,970,690	—
Amount due from subsidiaries	203,326,525	21,586,283	138,701,627
Prepaid expense and other current assets	30,767,721	12,278,199	8,490,138

Total current assets	398,461,619	50,877,202	180,642,060

Plant and equipment, net	5,210,772	6,723,900	5,321,319
Acquired intangible assets, net	187,061,939	216,281,235	71,115,222
Deferred cost, net	47,091,516	70,637,275	94,183,034
Investment in subsidiaries	2,553,682,338	2,995,391,546	2,962,930,960
Investment in equity affiliate	9,452,186	9,896,398	13,619,643

TOTAL ASSETS	$3,200,960,370	$3,349,807,556	$3,327,812,238

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$20,231,796	$4,811,093	$—
Accrued expenses and other current liabilities	81,367,429	34,021,253	46,191,765
Amount due to subsidiaries	61,512,045	76,762,892	84,080,142
Short-term borrowings	181,257,773	20,000,000	31,000,000
Current portion of promissory note	29,242,001	29,242,000	29,242,001
Current portion of long-term payables relating to license agreements	44,711,003	69,189,413	12,690,472
Income tax payable	474,983	1,149,983	—

Total current liabilities	418,797,030	235,176,634	203,204,380

	December 31,
	2008	2007	2006
Long-term liabilities:
Promissory notes	23,589,958	51,057,163	96,861,657
Long-term payables relating to license agreements	9,208,881	51,054,737	16,992,950
Other long term liabilities	—	—	3,333,333

Total long-term liabilities	32,798,839	102,111,900	117,187,940

Total liabilities	$451,595,869	$337,288,534	$320,392,320

Stockholders’ equity:

Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 22,327,784,827, 18,558,919,712, and 18,432,756,463, respectively	8,931,114	7,423,568	7,373,103
Additional paid-in capital	3,489,382,267	3,313,375,972	3,288,765,465
Accumulated other comprehensive (loss) income	(439,123)	(1,881)	91,840
Accumulated deficit	(748,509,757)	(308,278,637)	(288,810,490)

Total stockholders’ equity	2,749,364,501	3,012,519,022	3,007,419,918

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,200,960,370	$3,349,807,556	$3,327,812,238

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In US dollars)

	Year ended December 31,
	2008	2007	2006

Revenue	$208,459,285	$12,363,023	$81,000

Operating expenses:
General and administrative expenses	48,818,885	61,970,384	42,208,145
Amortization of deferred cost and acquired intangible assets	51,728,389	48,049,863	47,073,403
Impairment loss of long-lived assets	966,667

Total operating expenses	101,513,941	110,020,247	89,281,548

Loss from operations	106,945,344	(97,657,224)	(89,200,548)
Other income (expense):
Interest income	571,870	1,267,478	1,290,279
Interest expense	(11,637,266)	(6,029,720)	(12,880,250)
Other expense, net	(3,889,327)	(2,610,379)	(20,125,363)

Total other expense, net	(14,954,723)	(7,372,621)	(31,715,334)

Net income (loss) before income tax	91,990,621	(105,029,845)	(120,915,882)

Income tax expense	(15,030,257)	(1,149,983)	—
Loss from equity investment	(444,211)	(4,012,665)	(4,201,247)
Profit (loss) from investment in subsidiaries	(516,747,273)	90,724,346	75,854,065

Net loss before cumulative effect of a change in accounting principle	(440,231,120)	(19,468,147)	(49,263,064)

Cumulative effect of a change in accounting principle	—	—	5,153,986

Net loss	$(440,231,120)	$(19,468,147)	$(44,109,078)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2008	2007	2006

Operating activities
Loss attributable to holders of ordinary shares	$(440,231,120)	$(19,468,147)	$(44,109,078)
Less: Cumulative effect of a change in accounting principle	—	—	(5,153,986)

Net loss	(440,231,120)	(19,468,147)	(49,263,064)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss (profit) from investment in subsidiaries	516,747,273	(90,724,346)	(75,854,065)
Loss from equity investment	444,211	4,012,665	4,201,247
Depreciation and amortization	51,733,790	48,381,796	47,322,544
Impairment loss of long-lived assets	966,667	—	—
Share-based compensation	11,617,572	20,643,341	23,506,847
Non-cash interest expense on promissory note and long-term payable relating to license agreements	6,208,530	4,579,116	5,702,607
Changes in operating assets and liabilities:
Accounts receivable, net	10,710,359	(10,970,690)	—
Amount due from subsidiaries	(102,943,505)	117,115,344	552,254,977
Prepaid expense and other current assets	(18,489,522)	(3,788,061)	1,151,816
Accounts payable	1,482,771	4,811,093	—
Amount due to subsidiaries	(15,250,847)	(7,317,250)	71,206,587
Accrued expenses and other current liabilities	50,055,886	(5,397,776)	(11,229,650)
Other long term liabilities	—	(3,333,333)	3,333,333
Income tax payable	(675,000)	1,149,983	—
Dividend received from a subsidiary	47,000,000	315,000,000	—

Net cash provided by operating activities	119,377,065	374,693,735	572,333,179

Investing activities:

Purchase of plant and equipment	(145,071,160)	(1,734,514)	(5,235,928)
Proceeds from sell of plant and equipment	81,720,082	—	—
Purchases of acquired intangible assets	(75,639,710)	(87,295,157)	(9,573,524)
Sale of short-term investments	—	—	6,352,678
Investment in subsidiaries	(122,038,065)	(256,736,240)	(426,974,644)

Net cash used in investing activities	(261,028,853)	(345,765,911)	(435,431,418)

	Year ended December 31,
	2008	2007	2006
Financing activities:

Proceeds from short-term borrowing	418,357,773	154,383,000	225,003,998
Repayment of short-term debt	(257,100,000)	(165,383,000)	(369,485,080)
Repayment of promissory notes	(30,000,000)	(49,260,000)	(42,740,000)
Proceeds from exercise of employee stock options	796,269	4,039,131	3,965,308
Repurchase of restricted ordinary shares	—	(21,500)	(58,190)
Proceeds from issuance of ordinary shares	168,100,000	—	—

Net cash provided by (used in) financing activities	300,154,042	(56,242,369)	(183,313,964)

Effect of exchange rate changes	(437,242)	(93,720)	(47,138)

NET DECREASE IN CASH AND CASH EQUIVALENTS	158,065,012	(27,408,265)	(46,459,341)

CASH AND CASH EQUIVALENTS, beginning of period	6,042,030	33,450,295	79,909,636

CASH AND CASH EQUIVALENTS, end of period	$164,107,042	$6,042,030	$33,450,295

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCIAL ACTIVITIES

Inception of accounts payable for plant and equipment	$(20,231,796)	$(4,811,094)	$—

Inception of long-term payable for acquired intangible assets	$(9,208,881)	$(51,054,737)	$(16,992,950)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY NOTES TO SCHEDULE I
1.	The financial statements of Semiconductor Manufacturing International Corporation (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.
2.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.
3.	As of December 31, 2008, 2007 and 2006, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.
4.	For the year ended December 31, 2008, $47,000,000 cash dividend was paid to the Company by SMIS. For the year ended December 31, 2007, $315,000,000 cash dividend was paid to the Company by SMIS. For the years ended December 31, 2006, there was no cash dividends paid to the Company by its consolidated subsidiaries.

Annex A
GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

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

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

EXHIBIT INDEX

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008 (1)

Exhibit 4.1
Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement (2)

Exhibit 4.2
English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank (2)

Exhibit 4.3	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.4	Form of Service Contract between the Company and each of its executive officers

Exhibit 4.5	Form of Service Contract between the Company and each of its directors

Exhibit 4.6
English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank (3)

Exhibit 4.7
English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank (3)

Exhibit 4.8	Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(4)

Exhibit 4.9	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (5)

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Acting CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and Acting CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

(4)	Previously filed as an exhibit to the Registrant’s Form 6-K dated November 17, 2008. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(5)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.