Form 20-F
period 2009-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2010-06-29
CIK 1267482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 20-F
________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 1-31994
________________

Semiconductor Manufacturing International Corporation

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
________________

Cayman Islands
(Jurisdiction of incorporation or organization)

18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
(Address of principal executive offices)

Mr. Gary Tseng, Chief Financial Officer
Telephone: (8621) 3861-0000
Facsimile: (8621) 3895-3568
________________

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
________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.

As of December 31, 2009, there were 22,375,886,604 ordinary shares, par value US$0.0004 per share, outstanding, of which 2,969,131,050 ordinary shares were held in the form of 59,382,621 ADSs. Each ADS represents 50 ordinary shares.

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

  “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

  “EUR” are to Euros;

  “global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004;

  “HK$” are to Hong Kong dollars;

  “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

  “Rmb” or “RMB” are to Renminbi;

  “SEC” are to the U.S. Securities and Exchange Commission;

  “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and

  “US$” or “USD” are to U.S. dollars.

     All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, and 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies;. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

     The selected consolidated financial data presented below as of and for the years ended December 31, 2007, 2008 and 2009 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2005 and 2006 is derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Statement of Operations Data:
Sales	$1,171,319	$1,465,323	$1,549,765	$1,353,711	$1,070,387

Cost of sales(1)	1,105,134	1,338,155	1,397,038	1,412,851	1,184,589
Gross (loss) profit	66,185	127,168	152,727	(59,140)	(114,202)
Operating expenses (income):
Research and development	78,865	94,171	97,034	102,240	160,754
General and administrative	35,701	47,365	74,490	58,841	215,566
Selling and marketing	17,713	18,231	18,716	20,661	26,566
Litigation settlement	—	—	—	—	269,637

Amortization of acquired intangible
assets	20,946	24,393	27,071	32,191	35,064

Impairment loss of long-lived assets	—	—	—	106,741	138,295

Loss (gain) from sale of plant and
equipment and other fixed assets	—	(43,122)	(28,651)	(2,877)	3,832

Total operating expenses, net	153,225	141,038	188,659	317,797	849,714

Loss from operations	(87,040)	(13,870)	(35,932)	(376,937)	(963,917)
Other income (expenses):

Interest income	11,356	14,916	12,349	11,542	2,591

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Interest expense	(38,784)	(50,926)	(37,936)	(50,767)	(24,699)

Change in the fair value of
commitment to issue shares and
warrants	—	—	—	—	(30,101)

Foreign currency exchange gain (loss)	(3,355)	(21,912)	11,250	3,230	4,180
Other, net	4,462	1,821	2,238	7,429	4,626

Total other expense, net	(26,322)	(56,101)	(12,100)	(28,566)	(43,403)

Loss before income tax	(113,362)	(69,971)	(48,032)	(405,503)	(1,007,319)

Income tax benefit (expense)	(285)	24,928	29,720	(26,433)	46,624

Loss from equity investment	(1,379)	(4,201)	(4,013)	(444)	(1,782)

Net loss before cumulative effect of a
change in accounting principle	(115,026)	(49,244)	(22,324)	(432,380)	(962,478)

Cumulative effect of a change in
accounting principle	—	5,154	—	—	—

Net loss	(115,026)	(44,090)	(22,324)	(432,380)	(962,478)

Accretion of interest to
non-controlling interest	251	(19)	2,856	(7,851)	(1,060)

Loss attributable to Semiconductor
Manufacturing International
Corporation	(114,775)	(44,109)	(19,468)	(440,231)	(963,537)

Loss per share, basic	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)

Loss per share, diluted	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)

Shares used in calculating basic loss
per share(2)(3)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084

Ordinary shares used in calculating
diluted loss per share(2)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084

Loss per ADS, basic(3)	$(0.32)	$(0.12)	$(0.05)	$(1.18)	$(2.15)

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Loss per ADS, diluted(3)	$(0.32)	$(0.12)	$(0.05)	$(1.18)	$(2.15)

ADS used in calculating basic loss per
ADS(3)	363,688,585	366,689,978	370,038,810	373,650,897	447,184,742

ADS used in calculating diluted loss
per ADS(3)	363,688,585	366,689,978	370,038,810	373,650,897	447,184,742

Other Financial Data:
Gross margin	5.70%	8.70%	9.90%	-4.40%	-10.67%

Operating margin	-7.40%	-0.90%	-2.30%	-27.80%	-90.05%
Net margin	-9.80%	-3.00%	-1.30%	-32.50%	-89.92%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	1,347,302	1,614,888	1,849,957	1,611,208	1,376,663
ASP(4)	869	907	838	840	778
____________________

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

(3)	Fifty ordinary shares equals one ADS.

(4)	Total sales/total wafers shipped.

	As of December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands)
Balance Sheet Data:

Cash and cash equivalents	$585,797	$363,620	$469,284	$450,230	$443,463

Restricted cash	—	—	—	6,255	20,360
Short-term investments	13,796	57,951	7,638	19,928	—

Accounts receivable, net of allowances	241,334	252,185	298,388	199,372	204,290
Inventories	191,238	275,179	248,310	171,637	193,705
Total current assets	1,047,465	1,049,666	1,075,302	926,858	907,058
Prepaid land use rights	34,768	38,323	57,552	74,293	78,112

Plant and equipment, net	3,285,631	3,244,401	3,202,958	2,963,386	2,251,614
Total assets	4,586,633	4,541,292	4,708,444	4,270,622	3,524,077
Total current liabilities	896,038	677,362	930,190	899,773	1,031,523
Total long-term liabilities	622,497	817,710	730,790	578,689	661,472

Total liabilities	1,518,535	1,495,072	1,660,980	1,478,462	1,692,995

Noncontrolling interest	38,782	38,800	34,944	42,795	34,842
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized
18,301,680,867, 18,432,756,463, 18,558,919,712, 22,327,784,827 and
22,375,886,604 shares issued and outstanding at December 31, 2005,
2006, 2007, 2008 and 2009 respectively	7,320	7,373	7,424	8,931	8,950
Additional paid-in capital	3,291,440	3,288,765	3,313,376	3,489,382	3,499,723
Accumulated other comprehensive loss (income)	139	92	(2)	(439)	(386)
Deferred share-based compensation	(24,882)	-	-	-	-
Accumulated deficit	(244,701)	(288,810)	(308,279)	(748,509)	(1,712,047)
Total equity	$3,029,316	$3,007,420	$3,012,519	$2,749,365	$1,796,240

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except percentages)
Cash Flow Data:

Net loss	$(115,026)	$(44,090)	$(22,324)	$(432,380)	$(962,478)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	769,472	919,616	706,277	761,809	748,185
Net cash provided by operating activities	648,105	769,649	672,465	569,782	283,566
Purchases of plant and equipment	(872,519)	(882,580)	(717,171)	(669,055)	(217,269)
Net cash used in investing activities	(859,652)	(917,369)	(642,344)	(761,713)	(211,498)
Net cash provided by (used in) financing activities	190,364	(74,440)	75,637	173,314	(78,902)
Net increase (decrease) in cash and cash equivalents	$(21,376)	$(222,177)	$105,664	$(19,054)	$(6,767)

Risk Factors

Risks Related to Our Financial Condition and Business

We may not be able to achieve or maintain a level of profitability, primarily due to our high fixed costs and correspondingly high levels of depreciation expenses.

     Our losses from operations totaled $376.9 million in 2008 and $963.9 million in 2009. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur high capital expenditures and depreciation expenses as we equip and ramp up additional fabs, expand our capacity at our existing fabs and construct new fabs.

The cyclical nature of the semiconductor industry and periodic overcapacity in the industry make our business and operating results particularly vulnerable to economic downturns, such as the global economic crisis.

     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterized by fluctuations in end-user demand, reduced demand for integrated circuits, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively during periods of increased demand in order to have the capacity needed to meet expected demand in the future. If actual demand does not increase or declines, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry-wide capacity exceeds demand, as was the case in the first quarter of 2009.

     An erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations could have an adverse effect on our results of operations.

     Adverse economic conditions could cause our expenses to vary materially from our expectations. The failure of financial institutions could negatively impact our treasury operations, as the financial condition of such parties may deteriorate rapidly and without notice in times or market volatility and disruption. Other income and expense could vary materially from expectations depending on changes in interest rates, borrowing costs and currency exchange rates. Economic downturns may also lead to restructuring actions and associated expenses.

     During periods when industry-wide capacity exceeds demand, as was the case in the first quarter of 2009, our operations are subject to more intense competition, and our results of operations are likely to suffer because of the resulting pricing pressure and capacity underutilization. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from achieving or maintaining profitability. We expect that industry cyclicality will continue. In addition, a slowdown in the growth in demand for or the continued reduction in selling prices of, devices that use semiconductors may decrease the demand for our services and reduce our profit margins. If we cannot take appropriate or effective actions in a timely manner during the current and any future economic downturns, such as reducing our costs to sufficiently offset declines in demand for our services, our business and operating results may be adversely affected. A prolonged period of economic decline could have a material adverse effect on our results of operations. Economic uncertainty also makes it difficult for us to make accurate forecasts of revenue, gross margin and expenses.

The impact of deteriorating economic conditions on our customers and suppliers could adversely affect our business.

     Customer financial difficulties have resulted, and could result in the future, in increases in bad debt write-offs and additions to reserves in our receivables portfolio. In particular, our exposure to certain financially troubled customers could have an adverse affect on our results of operations. In addition, we depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. Our business may be disrupted if we are unable to obtain these raw materials from our suppliers-and our suppliers from their suppliers-due to the insolvency of key suppliers who may be unable to obtain credit.

Demand instability for foundry services may result in a lower rate of return on investments than previously anticipated and our business and operating results may be adversely affected.

     Until the onset of the global economic crisis, the demand for foundry services by IDMs, fabless semiconductor companies and systems companies had been increasing in recent years. We made significant investments in anticipation of the continuation of this trend. A reversal of this trend will likely result in a lower rate of return on our investments than anticipated. For example, some IDMs may change their strategy and target greater internal production, and consequently they have reduced their outsourcing of wafer fabrication. During industry downturn, these IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies in order to maintain their equipment’s utilization rates. As a result, our business and operating results may be adversely affected.

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

  timing of our expansion and development of our facilities;

  our ability to obtain equipment and raw materials; and

  our ability to obtain financing in a timely manner.
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

Our continuing expansion may present significant challenges to our management and administrative systems and resources, and as a result, we may experience difficulties managing our growth, which may adversely affect our business and operating results.

     Since our inception in 2000, we have grown rapidly. Our wafer shipment and sales grew from zero in 2000 to 1,376,663 wafers and US$1.1 billion in 2009. During this period, we commenced commercial production at two 8-inch fabs (which includes our Shanghai mega fab and Tianjin fab) and one 12-inch mega fab in Beijing, and the range of process technologies we offered grew significantly. We have also undertaken management contracts to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. In addition, we are equipping our new 8-inch fab in Shenzhen. At December 31, 2000, we had 122 employees; and at December 31, 2009, we had 10,307 employees. We may hire a significant number of additional employees as for our fabs in, Beijing, and Shenzhen to meet future increases in production capacity. This expansion, as well as our participation in a joint venture with Toppan Printing Co., Ltd. in Shanghai and a joint venture with United Test and Assembly Center Ltd. to establish an assembly and testing facility in Chengdu, and the management of wafer manufacturing facilities in Chengdu and Wuhan, China, have presented, and continue to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth and our business and operating results could be adversely affected.

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.

     Our success depends on the continued service of our key executive officers, and in particular, David NK Wang, our President and Chief Executive Officer. We do not carry key person insurance on any of our personnel. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations, which could seriously harm our operations and the growth of our business.

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

     The semiconductor industry is developing rapidly and the related technology is constantly evolving. If we are unable to anticipate the trends in technology development and rapidly develop and implement new and innovative technology that our customers require, we may not be able to produce sufficiently advanced products at competitive prices. As the life cycle for a process technology matures, the average selling price falls. Accordingly, unless we continually upgrade our capability to manufacture new products that our customers design, our customers may use the services of our competitors instead of ours and the average selling prices of our wafers may fall, which could adversely affect our business and operating margins.

Our sales are dependent upon a small number of customers and any decrease in sales to any of them could adversely affect our results of operations.

     We have been dependent on a small number of customers for a substantial portion of our business. For the year ended December 31, 2009, our five largest customers accounted for 60.0% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach or exceed our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

     In 2009, our capital expenditures totaled approximately US$189.9 million and we currently expect our capital expenditures in 2010 to total approximately US$335 million to be adjusted based on market conditions. These capital expenditures will be used primarily to expand our operations at our mega-fab in Beijing and 8-inch fab in Shenzhen. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

     Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2010. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:
  our future financial condition, results of operations and cash flows;

  general market conditions for financing activities of semiconductor companies;

  our future stock price; and

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
  shortages and late delivery of building materials and facility equipment;

  delays in the delivery, installation, commissioning and qualification of our manufacturing equipment;

  seasonal factors, such as a long and intensive wet season that limits construction;

  labor disputes;

  design or construction changes with respect to building spaces or equipment layout;

  delays in securing the necessary governmental approvals and land use rights; and

  technological, capacity and other changes to our plans for new fabs necessitated by changes in market conditions.
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

     The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as TSMC, United Microelectronics Corporation, or UMC, and GlobalFoundries, as well as the foundry services offered by some IDMs, such as IBM. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

     While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2009, we had been granted nine hundred sixty two patents worldwide, of which, fifty seven are in Taiwan, ninety one are in the U.S., and eight hundred fourteen are in China, whereas we believe our competitors and other industry participants have been issued numerous patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

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

     External factors such as potential terrorist attacks, acts of war, financial crises, global economic crisis, natural disaster, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses and interruptions caused by terrorist acts or acts of war. Therefore, any of these events or circumstances could adversely affect our business and operating results.

The recurrence of an outbreak of the H5N1 strain of flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other similar epidemic could, directly or indirectly, adversely affect our operating results.

     Past outbreaks of the H1N1 virus, commonly known as swine flu, in North America and Europe caused governments to take measures to prevent spread of the virus. In addition, there have been reports of swine flu cases in Asia. The spread of epidemics could negatively affect the economy. For example, past occurrences of epidemics such as SARS have caused different degrees of damage to the national and local economies in China. If any of our employees are identified as a possible source of spreading the H1N1 virus, the Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting our operations. A recurrence of an outbreak of the H1N1 virus or a recurrence of an outbreak of SARS, Avian Flu or other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities which could in turn adversely affect our results of operations.

Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs.

     Our financial statements are prepared in U.S. dollars. Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Although we enter into foreign currency forward exchange contracts, we are still affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the Renminbi. Any significant fluctuations among these currencies may lead to an increase in our costs, which could adversely affect our operating results. See “-Risks Related to Conducting Operations in China - Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” for a discussion of risks relating to the Renminbi.

     Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7498 to HK$7.7596 per US$1.00 for 2009, we cannot assure you that such policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud and, because of the inherent limitation of internal control over financial reporting, material misstatements due to error or fraud may not be prevented or detected on a timely basis.

     We are subject to reporting obligations under the United States securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal controls over financial reporting. Our management has concluded that our internal controls over our financial reporting as of December 31, 2009 were not effective due to a material weakness identified in Report by Management on Internal Control over Financial Reporting. We cannot assure you that in the future we or our independent registered public accounting firm will not identify additional material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our securities. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have twice settled pending litigation with TSMC at a substantial cost to us, and, if we materially breach our 2009 settlement agreement with TSMC (or certain related documents), we could be required to pay substantial liquidated damages in addition to the money damages or other remedies TSMC may be entitled to in connection with such material breach.

     Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) has brought legal claims against us and our personnel on several occasions since 2002.  On January 31, 2005, we entered into a settlement agreement with TSMC and agreed to pay them $175 million in installments over a period of six years (the 2005 “Settlement Agreement”).

     On August 25, 2006, TSMC filed a new lawsuit against us and certain of our subsidiaries in the Superior Court of the State of California for alleged breach of the 2005 Settlement Agreement between us and TSMC, alleged breach of promissory notes and alleged trade secret misappropriation by us. We filed counterclaims against TSMC in the same court in September 2006 and also filed suit against TSMC in Beijing in November 2006. We settled these 2006 lawsuits with TSMC (the “Settled Actions”) on November 9, 2009 with a settlement agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement.

     Under the terms of the 2009 Settlement Agreement, our obligation to make the remaining payments of approximately US$40 million under the 2005 Settlement Agreement was terminated, but we agreed to pay TSMC an aggregate of US$200 million over a period of four years and committed, subject to certain terms and conditions, to issue TSMC 1,789,493,218 of our shares and one or more  warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 of our shares, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment. See “Item 10 – Additional Disclosure – Other Contracts” for a more detailed description of the share and warrant issuance agreement entered into by us and TSMC in connection with the 2009 Settlement Agreement and the warrant agreement to be entered into (subject to receipt of required government and regulatory approvals) between us and TSMC  in connection with the 2009 Settlement Agreement.  In addition, the 2009 Settlement Agreement terminated that certain patent cross license agreement that was entered into in connection with the 2005 Settlement Agreement under which we had previously cross-licensed patent portfolios with TSMC (the “2005 Patent Cross-License”).

     Under the 2009 Settlement Agreement, both parties released the other from all claims arising out of or related to claims and counterclaims that were or could have been brought in the Settled Actions, but this release does not apply to claims of breach of the 2009 Settlement Agreement. In addition, each party covenanted not to sue the other for misappropriation or infringement of intellectual property rights, but this covenant not to sue did not extend to claims for breach of the 2009 Settlement Agreement or claims for patent or trademark infringement.

     Further, the 2009 Settlement Agreement provides that if we materially breach the 2009 Settlement Agreement or certain related documents and fail to cure that breach within 30 days after notice from TSMC, that we will pay TSMC liquidated damages, in addition to any damages arising from such breach, in the amount of US$44 million plus a royalty equal to 5% of our gross revenues derived from foundry services in respect of our 90nm and larger manufacturing processes for 20 years from the date of the breach.

     There can be no assurance that TSMC will not sue us again in the future. For example, TSMC is not prohibited under the 2009 Settlement Agreement from bringing infringement claims against us which could not have been brought in the Settled Actions. Further, we are subject to several obligations under the 2009 Settlement Agreement, including obligations to protect the confidentiality of certain information, and TSMC could, in the future, allege a breach by us of the 2009 Settlement Agreement. If TSMC were successful in a claim of material breach by us of the 2009 Settlement Agreement (or certain related documents), we have agreed to pay substantial liquidated damages as described above.

     TSMC is a competitor of ours and has substantially greater resources than we do to investigate and pursue legal actions. If TSMC successfully brings additional legal actions against us, we could be subject to significant penalties which could include monetary payments and/or injunctive relief such as requirements to discontinue sales of products.

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

     The results of the joint ventures are reflected in our operating results to the extent of our ownership interest, and losses of the joint ventures could adversely impact our operating results. For example, as a result of our ownership of Toppan SMIC Electronics (Shanghai) Co., Ltd., we recorded a loss of US$ 1.8 million in 2009. Integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time. The joint ventures are likely to continue to face numerous challenges in commencing their operations and operating successfully. The business of the joint ventures will be subject to operational risks that would normally arise for these types of businesses pertaining to manufacturing, sales, service, marketing, and corporate functions. Competition in the CMOS image sensor market and semiconductor assembly and testing industry will involve challenges from well-established companies with substantial resources and significant market share.

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

     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 76% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

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

     In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage the development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. For example, in the past, the Chinese government announced that by April 1, 2005, the preferential value-added tax policies, which previously entitled certain qualified companies to receive a refund of the amount exceeding 3% of the actual value-added tax burden relating to self-made integrated circuit product sales, would be eliminated. While we have not previously benefited materially from such preferential value-added tax policies, any reduction or elimination of other incentives currently provided to us could adversely affect our business and operating results.

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

     The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (“PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.8282 on December 31, 2009 versus 6.8346 on December 31, 2008 by PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2009 was approximately 0.09%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse affect on our business and operating results.

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

     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2009, approximately 11.7% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

China’s entry into the World Trade Organization has resulted in lower Chinese tariff levels, which benefit our competitors from outside China and could adversely affect our business and operating results.

     As a result of joining the World Trade Organization, or WTO, China has reduced its average rate of import tariffs to 9.8% in 2003 and may further decrease. The import tariff for some information technology-related products has been reduced to zero. As a consequence, we expect stronger competition in China from our foreign competitors, particularly in terms of product pricing, which could adversely affect our business and operating results.

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

     Our activities in China will be subject to administrative review and approval by various national and local agencies of China’s government. See “Item 4-Information on the Company-Regulation.” Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and operating results.

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

     Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Moreover, a number of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or China, respectively, against us or such persons predicated upon the securities laws of the United States or any state thereof. See “Item 4 - Information on the Company - Business Overview - Enforceability of Civil Liabilities.

Item 4. Information on the Company

History and Development of the Company

     We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since our global offering, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.HK”

     In August 2000, we started construction of the first fabrication (fab) in our Shanghai mega-fab. which commenced pilot production in September 2001 and commenced commercial production in January 2002. The second fab in our Shanghai mega-fab was completed in two stage, commencing commercial production in January 2002 (for aluminum interconnects) and January 2003 (for copper interconnects). The third fab in our Shanghai mega-fab also commenced commercial production in January 2003. All the fabs comprising the Shanghai mega-fab are located in the Zhangjiang High-Tech Park. In January 2004, we completed the acquisition of an 8-inch wafer fab located in the Xiqing Economic Development Area in Tianjin, China, which commenced mass production in May 2004. We started construction of our Beijing mega-fab in the Beijing Economic and Technological Development Area in December 2002. The Beijing mega-fab consists of two 12-inch fabs and commenced commercial production in March 2005. The Beijing mega-fab is mainland China’s first 12-inch fab. In January 2008, the Company announced its plan to start a new IC production project in Shenzhen with extensive support from the Shenzhen municipal government. The project broke ground in the first half of 2008.

     We have entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., which manufactures color filters and micro-lenses for CMOS image sensors and a joint venture agreement with United Test and Assembly Center Ltd. to provide assembly and testing services in Chengdu, China focusing on memory and logic devices. We also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. We maintain customer service and marketing offices in Japan, Europe, and the United States, as well as representative office in Hong Kong.

     The foundry industry requires a significant amount of capital expenditures in order to construct, equip, and ramp up fabs. We incurred capital expenditures of US$860 million, US$666 million, and US$190 million in 2007, 2008 and 2009, respectively, for these purposes. We anticipate that in 2010, we will incur approximately US$335 million in capital expenditures to be adjusted based on market conditions, principally to expand our operations at mega-fab in Beijing. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.

     Our fabs had an aggregate capacity, as of December 31, 2009, of 162,050 8-inch wafer equivalents per month for wafer fabrication. We anticipate an increase to aggregate capacity by the end of 2010.

     For additional information, see “Item 5 - Operating and Financial Review and Prospects - Factors that Impact Our Results of Operations - Substantial Capital Expenditures” and “Capacity Expansion.”

Business Overview

     We are one of the leading semiconductor foundries in the world. We operate three 8-inch wafer fabrication facilities in our Shanghai mega-fab located in the Zhangjiang High-Tech Park in Shanghai, China, an 8-inch wafer fab in Tianjin, China and a 12-inch wafer fab in our Beijing mega-fab located in the Beijing Economic and Technological Development Area in Beijing, China. These fabs had an aggregate capacity as of December 31, 2009 of 162,050 8-inch wafer equivalents per month for wafer fabrication which positions us as the leading foundry in China. In addition, we have a 12-inch fab in Shanghai currently engaged primarily in research and development activities, and a 8-inch fab under construction in Shenzhen. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China.

     We currently provide semiconductor fabrication services using 0.35 micron to 45 nanometer process technology for the following devices:
  logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

  memory technologies, including DRAM, SRAM, Flash, and EEPROM; and

  specialty technologies, including LCOS, and CIS.
     In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value to zero.

     In the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.

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

     The key raw material for a semiconductor foundry is a “raw wafer,” which is a circular silicon plate. Raw wafers are available in different diameters (e.g., 5-inch, 6-inch, 8-inch or 12-inch) to meet the capabilities of different equipment. A fab capable of manufacturing integrated circuits on an 8-inch raw wafer is commonly described as an 8-inch fab. A raw wafer with a larger diameter has a greater surface area and consequently yields a greater number of integrated circuit dies. One method that foundries attempt to use to maintain their competitiveness is to increase the diameter of the wafers they use in manufacturing, such as the recent trend toward developing 12-inch wafers, each of which has approximately 2.25 times the number of gross dies achievable on an 8-inch wafer. In addition, since 12-inch fabs have been constructed more recently, the equipment used in these fabs permits smaller line-width process technologies to be utilized. However, this equipment is more expensive than equipment for the fabrication of 8-inch wafers as the technology involved is more complex.

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

Our Fabs

     The table below sets forth a summary of our current fabs:

	Shanghai Mega-Fab	Beijing Mega-Fab	Tianjin
Number and Type of fab	(3) 8-inch fabs (1)	(2) 12-inch fabs	(1) 8-inch fab
12-inch fab in R&D phase
Pilot production commencement	September 2001	July 2004	February 2004
Commercial production commencement	January 2002	March 2005	May 2004
Wafer size	8-inch	12-inch	8-inch
12-inch (being equipped)
Production clean room size	34,610 m2	23,876 m2	8,463 m2

     In addition to our Shanghai mega-fab, we have an additional fabs at our Shanghai site. A portion of one facility in Shanghai is being leased to Toppan SMIC Electronics (Shanghai) Co., Ltd., which manufactures color filters and micro-lenses for CMOS image sensors. Most of the administrative and management functions of our fabs in different locations are centralized at our corporate headquarters in the Zhangjiang High-Tech Park in the Pudong New Area of Shanghai.

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

Our Services

Wafer Fabrication Services

     We currently provide semiconductor fabrication services using 0.35 micron to 65 nanometer technology for the following devices:
  logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

  memory technologies, including DRAM, SRAM, Flash, EEPROM and Mask ROM; and

  specialty technologies, including LCoS, and CIS.
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

  Specialty Semiconductors.

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

Month and
year of
	commencement	Process technology
	of commercial	(in microns)
Fab	production of initial fab	2006		2007		2008		2009
Wafer fabrication:
Shanghai Mega-fab (8”)	January 2002	0.35/0.25/		0.35/0.25/		0.35/0.25/		0.35/0.25/
		0.18/0.15/		0.18/0.15/		0.18/0.15/		0.18/0.15/
		0.13/0.11/0.09		0.13/0.11/0.09		0.13/0.11/0.09		0.13/0.11

Shanghai fab (12”)	—	—		—		0.09		0.11/0.09

Beijing Mega-fab (12”)	March 2005	0.15/0.13/0.11/		0.13/0.11/		0.18/0.13/		0.18/0.13/0.09/0.065
		0.10/0.09		0.10/0.09		0.09

Tianjin fab (8”)	May 2004	0.35/0.25	/	0.35/0.25	/	0.35/0.25	/	0.35/0.25
		0.18/0.15		0.18/0.15		0.18/0.15		0.18/0.15

     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2007, 2008, and 2009 and each of the quarters in the year ended December 31, 2009:

							For the
	For the		For the three months ended				year ended
	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Process Technologies	2007	2008	2009	2009	2009	2009	2009
	(based on sales in US$)
0.13 micron and below	53.10%	43.90%	38.99%	46.41%	52.75%	58.16%	51.07%
0.15 micro	2.90%	2.70%	0.79%	1.49%	2.60%	2.72%	2.12%
0.18 micron	30.50%	34.10%	31.48%	29.79%	27.84%	22.95%	27.27%
0.25 micron	0.70%	0.60%	0.37%	0.54%	0.58%	0.27%	0.44%
0.35 micron	12.80%	18.70%	28.37%	21.77%	16.23%	15.9%	19.10%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

Fab	2007	2008	2009
Wafer Fabrication:
Wafer fabrication capacity as of year-end(1):
Shanghai mega-fab	98,000	88,000	85,000

Beijing mega-fab	65,250	40,500	42,750

Tianjin fab	22,000	32,000	34,300

Total monthly wafer fabrication capacity as of year-end(1)	185,250 (3)	160,500 (3)	162,050 (3)

Wafer fabrication capacity utilization	91%	86%	75%

     The following table sets forth the historical capacity of our wafer fabrication and copper interconnects fabs as December 31, 2009:

All output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month.

(1)	Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

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

     As of December 31, 2009, our aggregate wafer fabrication capacity was 162,050 8-inch wafer equivalents per month for wafer fabrication.

     A key factor influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significant positive effect on output and profitability. In 2006 our wafer fabs had an average annual utilization rate of 90%, in 2007, our wafer fabs had an average annual utilization rate of 91%, and in 2008, our wafer fabs had an average annual utilization rate of 86%. In 2009 our wafer fabs had an average utilization of 75%. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently. Before 2008, we had manufactured DRAM to fill our production lines when the volume demand of other products does not fully utilize our available capacity. As a result, our utilization rate has historically remained high.

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

Capacity Expansion Plans

     We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. Our capital expenditures in 2008 were approximately US$666 million and our capital expenditures in 2009 were approximately US$190 million. We currently expect that our capital expenditures in 2010 will be approximately US$335 million to be adjusted based on market conditions, which we plan to fund through our operating cash flows and bank loans. If necessary, we will also explore other forms of external financing. We plan to use this capital primarily to expand our operations at our mega-fab in Beijing and our 8-inch fab in Shenzhen. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.

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

____________________

(1)	A portion of this work is outsourced to our service partners.

(2)	A portion of these services are outsourced to our service partners.

     Design Support Services

     Our design support services include providing our customers with access to the fundamental technology files and intellectual property libraries that facilitate customers’ own integrated circuit design. We also offer design reference flows and access to our design center alliance, as well as layout services. In addition, we collaborate with industry leaders in electronic design automation, library and intellectual property services to create a worldwide network of expertise, resources and services that are available to implement and produce a customer’s designs. As of December 31, 2009, we employed over 200 engineers devoted solely to design support services.

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

     Our mask-making facility, which is located in Shanghai, includes a 3,750 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch, six-inch by six-inch, and seven-inch round reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services. As of December 31, 2009, we had 192 personnel employed in our mask shop.

     We also offer a multi-project wafer service that allows the cost of manufacturing one mask set to be shared among several customers. See “Item 4 - Customers and Markets” for more details regarding this service.

     Intellectual property protection is a key focus of our mask-making services. See “Intellectual Property” for more details regarding the intellectual property protection measures we have instituted in our mask facility.

     Wafer Probing, Assembly and Testing Services

     We have our own probing facilities in Shanghai and Beijing that provide test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners for those customers that request them.

     Our probing facility in Shanghai occupies a clean room space of 3,000 square meters, and our probing facility in Beijing occupies a clean room space of 1,400 square meters. Both facilities are rated at class 1,000 cleanliness and are equipped with advanced testers, probers and laser repair machines for logic, memory, and mixed-signal products. The probing facility in Beijing supports testing of Beijing’s 12-inch wafers and Tianjin’s 8-inch wafers. We employ more than 198 personnel to provide these probing services. We have testing equipment for memory, logic and mixed signal applications, including some equipment that has been consigned to our Shanghai facility by our customers. This consigned testing equipment has been specially designed and built by our customers in order to probe their particular products at our facility.

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

Customers and Markets

     Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2007, 2008 and 2009:

	For the year ended December 31,
	2007		2008		2009
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	720,416	46.50%	768,707	56.80%	710,142	66.34%
Integrated device manufacturers	634,607	40.90%	341,933	25.30%	175,092	16.36%
Systems companies and others	194,742	12.60%	243,071	17.90%	185,153	17.30%

Total	1,549,765	100.00%	1,353,711	100.00%	1,070,387	100.00%

     We categorize our sales geographically based on the headquarter of customer operations and is not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2007, 2008 and 2009:

	For the year ended December 31,
	2007		2008		2009
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	657,603	42.40%	766,708	56.70%	632,047	59.05%
Europe	328,710	21.20%	92,573	6.80%	20,807	1.94%
Asia Pacific (excluding Japan and Taiwan)(1)	227,973	14.70%	269,611	19.90%	250,224	23.38%
Taiwan	183,114	11.80%	185,849	13.70%	157,624	14.73%
Japan	152,365	9.90%	38,970	2.90%	9,685	0.90%

Total	$1,549,765	100.00%	1,353,711	100.00%	1,070,387	100.00%

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

     In the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter of 2008. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.

     The following table sets forth a breakdown of our sales by application type for 2007, 2008 and 2009:

	For the year ended December 31,
	2007		2008		2009
Application Type(1)	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing	402,262	26.00%	106,184	7.80%	55,431	5.18%
Communications	695,645	44.90%	696,399	51.50%	531,876	49.69%
Consumer	323,230	20.90%	430,282	31.80%	407,775	38.10%
Others	128,628	8.20%	120,846	8.90%	75,305	7.03%
Total	$1,549,765	100.00%	1,353,711	100.00%	1,070,387	100.00%
____________________

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver integrated circuits, graphic processors and other components that are commonly used in personal digital assistants and desktop and notebook computers and peripherals. “Communications” consists of integrated circuits used in digital subscriber lines, digital signal processors, wireless LAN, LAN controllers, LCD drivers, handset components and caller ID devices. “Consumer” consists of integrated circuits used for DVD players, game consoles, digital cameras, smart cards and toys.

     The following table sets forth a breakdown of our sales by service type for 2007, 2008 and 2009:

	For the year ended December 31,
	2007		2008		2009
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory wafers	428,355	27.60%	71,935	5.30%	35,648	3.33%
Fabrication of logic wafers(1)	985,776	63.60%	1,139,535	84.20%	959,689	89.66%
Other(2)	135,634	8.80%	142,241	10.50%	75,050	7.01%
Total	$1,549,765	100.00%	1,353,711	100.00%	1,070,387	100.00%
____________________

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.

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

     Our sales cycle, meaning the time between our first contact with a customer in relation to a particular product and our first shipment of that product to the customer, typically lasts between three months to one year, depending on the type of process and product technology involved in the product we are requested to fabricate. Because of the fast-changing technology and functionality in integrated circuit design, foundry customers generally do not place purchase orders far in advance to fabricate a particular type of product. However, we engage in discussions with customers commencing in advance of the placement of purchase orders regarding customers’ expected fabrication requirements. See “Risk Factors - Risks Related to Our Financial Condition and Business - Our sales cycles can be long, which could adversely affect our operating results and cause our income stream to be unpredictable.”

     See “Item 5 - Operating and Financial Review and Prospects - Sales” for a description of the seasonality of our business.

Research and Development

     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$97.0 million in 2007, US$102.2 million in 2008, and US$160.8 million in 2009 on research and development expenses, which represented 6.3%, 7.6%, and 15.0% respectively, of our sales in those respective years. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2010 for our 65 and 45 nanometer manufacturing process.

     The research and development efforts were focused primarily on our logic platform and system-on-chip (SOC) applications. In June 2009, SMIC achieved Silicon Success with High Performance 45 nanometer Process. For 45 nanometer offerings, we extended the offerings to 40 nanometer and 55 nanometer. We also adopts Cadence DFM Solutions for 65-and-45-nanometer IP/Library Development and Full Chip Production.

     We employ approximately 700 research and development engineers. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry technology roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future.

Intellectual Property

     While we continue to develop and patent our own technologies, we expect to have an ongoing need to obtain licenses for the proprietary technologies of third parties to enable us to manufacture certain advanced wafers for our customers. As of 2009 year-end, we have been granted nine hundred sixty two patents, and have more than two thousand seven hundred thirty one patent applications pending worldwide. We believe our competitors and other industry participants have numerous patents concerning wafer fabrication and related technologies in multiple countries.

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

     We have applied for trademarks relating to our corporate logo, English trade name “SMIC”, and Chinese trade name in the United States, China, Hong Kong and Taiwan. We have been granted registration of trademarks for our corporate logo in China, English trade name in China, and Chinese trade name in Hong Kong, United States and China (except a dispute in China for certain applied product/service category). There can be no assurance that other trademarks registration will be granted.

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

     Our competitors and potential competitors include other pure-play foundries such as TSMC, UMC and GlobalFoundries. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. Another group of potential competitors consists of IDMs that have established their own foundry capabilities. These include Fujitsu Limited, IBM, Samsung Electronics Co., Ltd. and Toshiba. IDMs are primarily dedicated to fabricating integrated circuits for the end products of their respective affiliates. See “Risk Factors-Risks Related to Our Financial Condition and Business - If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.”

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

Raw Materials

     Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 21%, 19% and 18% of our manufacturing costs in 2007, 2008 and 2009, respectively.

     The three largest components of raw material costs - raw wafers, chemicals and gases - accounted for approximately 47%, 20% and 10%, respectively, of our raw material costs in 2007, approximately 40%, 20%, and 9%, respectively, of our raw material costs in 2008, and approximately 38%, 21%, and 10%, respectively, of our raw materials in 2009. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

     The most important raw material used in our production is silicon in the form of raw wafers. In 2009, we purchased approximately 76% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

     For 2009, our largest and five largest raw materials suppliers accounted for approximately 11.2% and 43.2%, respectively, of our overall raw materials purchases. For 2008, our largest and five largest raw materials suppliers accounted for approximately 8.0% and 32.3%, respectively, of our overall raw materials purchases. For 2007, our largest and five largest raw materials suppliers accounted for approximately 14.0% and 48.2%, respectively, of our overall raw materials purchases. Having made all reasonable inquiry, we are not aware of any director or shareholder (which to the knowledge of our directors own more than 5% of our issued share capital) or their respective associates, which had shareholding interests in any of our five largest suppliers. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

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

     The semiconductor manufacturing process also uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab from Pudong Vivendi Water Corporation Limited, for our Beijing mega-fab from Beijing Waterworks Group Co. Ltd., for our Tianjin fab from the Tianjin Municipal Water Department, for our Chengdu facility from the Xipu Water Corporation, Ltd., and for our Shenzhen facility from Grand Industrial Zone Water Company of Shenzhen. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing and Tianjin facilities, and our water recycling systems in each of our fabs allow us to recycle up to 70% of the water used during the manufacturing process. The Beijing site is also equipped to use recycled/treated industrial waste water from the Beijing Economic and Technological Development Area for non-critical operations.

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
  design of integrated circuits;

  fabrication of large scale integrated circuits with a line width of less than 0.18 micron (including 0.18 micron);

  fabrication of analog and analog digital integrated circuits with a line width of less than 0.8 micron (including 0.8 micron);

  advanced packaging and testing of BGA, PGA, CSP, MCM;

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

          Preferential Enterprise Income Tax Policies

     Under Article 42 of the Integrated Circuit Policies (No. 18 [2000] Guo-Fa), Article 2(3) of the Integrated Circuit (Notice No. 25 [2000] Cai-Shui) and Article 1 of the Notice by the Ministry of Finance and the State Administration of Taxation on Several Preferential Policies for Income Tax (No. 1 [2000] Cai-Shui), ICPEs whose total investment exceeds Rmb 8,000 million (approximately US$967 million) or whose integrated circuits have a line-width of less than 0.25 micron are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and communications industries. SMIC Shanghai, SMIC Beijing and SMIC Tianjin are entitled to a full exemption from FEIT for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years or “five year exemption and five year reduction”.

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

     Preferential Policies Encouraging Research and Development

     The new EIT Law and the Implementation Regulations of the new EIT Law have provided tax incentives in relation to technologies as a means to encourage advancement and adoption of new technologies. The new EIT Law provides an additional 50% deduction of the research and development expenses incurred from the research and development of new technologies, new products, and new techniques on the basis of the actual deductions when relevant enterprise has no intangible asset to be formed and calculated into the current gains and losses. If intangible assets have been formed, they shall be amortized at 150% of the cost of the intangible assets.

     Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

     China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including:
  the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985 and amended by the Ninth National People’s Congress on August 25, 2000 and third amended by the Eleventh People’s Congress on December 27, 2008, effective October 1, 2009;

  the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

  the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987 and revised at the thirtieth session of the Tenth National People’s Congress on October 28, 2007. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

  the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991 and amended by the Ninth National People’s Congress on October 27, 2001;

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

Enforceability Of Civil Liabilities

     We are a Cayman Islands holding company. We are incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands corporation:
  political and economic stability;

  an effective judicial system;

  a favorable tax system;

  the absence of exchange control or currency restrictions; and

  the availability of professional and support services.

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

Organizational Structure

     We operate primarily through three wholly owned subsidiaries in China. The chart below sets forth our significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities:

		Attributable
	Place and date of	equity interest	Principal
Name of company	incorporation/establishment	held	Activity
Garrison Consultants Limited (“Garrison”)	Samoa	100%	Consultancy services
	April 3, 2000

Better Way Enterprises Limited (“Better Way”)	Samoa	100%	Provision of marketing related activities
	April 5, 2000

Semiconductor Manufacturing International	PRC	100%	Manufacturing and trading of
(Shanghai) Corporation (“SMIC Shanghai” or	December 21, 2000		semiconductor products
“SMIS”)*#

SMIC, Americas	United States of America	100%	Provision of marketing related activities
	June 22, 2001

Semiconductor Manufacturing International	PRC	100%	Manufacturing and trading of
(Beijing) Corporation (“SMIC Beijing” or	July 25, 2002		semiconductor products
“SMIB”)*#

SMIC Japan Corporation*	Japan	100%	Provision of marketing related activities
	October 8, 2002

SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities

Semiconductor Manufacturing International	PRC	100%	Manufacturing and trading of
(Tianjin) Corporation (“SMIC Tianjin” or	November 3, 2003		semiconductor products
“SMIT”)*#

SMIC Commercial (Shanghai) Limited	PRC	100%	Operation of a convenience store
Company (formerly SMIC Consulting	September 30, 2003
Corporation) *#

Semiconductor Manufacturing International	Cayman Islands	66.3%	Investment holding
(AT) Corporation (“AT”)*	July 26, 2004

Semiconductor Manufacturing International	PRC	66.3%	Manufacturing and trading of
(Chengdu) Corporation (“SMIC Chengdu” or	December 28, 2004		semiconductor products
“SMICD”) *#

		Attributable
	Place and date of	equity interest	Principal
Name of company	incorporation/establishment	held	Activity
Semiconductor Manufacturing International	Cayman Islands	100%	Investment holding
(Solar Cell) Corporation	June 30, 2005

SMIC Energy Technology (Shanghai)	PRC	100%	Manufacturing and trading of solar cells
Corporation (“Energy Science)*#	September 9, 2005		related semiconductor products

SMIC Development (Chengdu) Corporation*#	PRC	100%	Construction, operation, management of
	December 29, 2005		SMICD’s living quarter, schools and
			supermarket

Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing International	British Virgin Islands	100%	Investment holding
(BVI) Corporation (“SMIC (BVI)”)*	April 26, 2007

SMIC AT (HK) Company Limited	Hong Kong	66.3%	Investment holding
(“SMIC AT (HK)”)*	October 22, 2007

SMIC Solar Cell (HK) Company Limited	Hong Kong	100%	Investment holding
(“SMIC Solar Cell (HK)”)*	October 23, 2007

SMIC Shanghai (HK) Company Limited	Hong Kong	100%	Investment holding
(“SMIC SH (HK)”)*	November 1, 2007

SMIC Beijing (HK) Company Limited	Hong Kong	100%	Investment holding
(“SMIC BJ (HK)”)*	November 2, 2007

SMIC Tianjin (HK) Company Limited	Hong Kong	100%	Investment holding
(“SMIC TJ (HK)”)*	November 2, 2007

SMIC Shanghai (Cayman) Corporation	Cayman Islands	100%	Investment holding
(“SMIC SH (Cayman)”)*	November 8, 2007

SMIC Beijing (Cayman) Corporation	Cayman Islands	100%	Investment holding
(“SMIC BJ (Cayman)”)*	November 8, 2007

SMIC Tianjin (Cayman) Corporation	Cayman Islands	100%	Investment holding
(“SMIC TJ (Cayman)”)*	November 8, 2007

		Attributable
	Place and date of	equity interest	Principal
Name of company	incorporation/establishment	held	Activity
SMIC (Wuhan) Development Corporation*#	PRC	100%	Construction, operation, management of
	March 27, 2007		living quarter, schools

Admiral Investment Holdings Limited	British Virgin Islands	100%	Investment holding
	October 10, 2007

SMIC Shenzhen (Cayman) Corporation	Cayman Islands	100%	Investment holding
	January 21, 2008

SMIC Shenzhen (HK) Company Limited	Hong Kong	100%	Investment holding
	January 29, 2008

SilTech Semiconductor Corporation	Cayman Islands	100%	Investment Holding
	February 13, 2008

SilTech Semiconductor (Hong Kong)	Hong Kong	100%	Investment holding
Corporation Limited*	March 20, 2008

Semiconductor Manufacturing International	PRC	100%	Manufacturing and trading of
(Shenzhen) Corporation*#	March 20, 2008		semiconductor products

SilTech Semiconductor (Shanghai) Corporation	PRC	100%	Manufacturing and trading of
Limited	March 3, 2009		semiconductor products

#	Companies registered as wholly-owned foreign enterprises in the People’s Republic of China. (“PRC”), excluding for the purpose of this report, Hong Kong, Macau, and Taiwan.

*	For identification purposes only.

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

     In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Risk Factors - Risks Related to Conducting Operations in China-Limits placed on exports into China could substantially harm our business and operating results.”

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

Owned(1) or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/164,795	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/61,990	Wafer fabrication	owned/owned
Shenzhen Export Processing Zone, Shenzhen Pingshan New Area,	200,060/68,308	Wafer fabrication	owned/owned
Guangdong
Export Processing Zone (West Area), Chengdu	252,831/35,850	Assembly and Test	owned/owned
Japan	na/55	Marketing activities	na/leased
USA	na/743	Marketing activities	na/leased
Italy	na/280	Marketing activities	na/leased
Hong Kong(2)	na/300	Representative Office	na/owned

     The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

____________________

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

(2)	In February 2006, we purchased approximately 300 square meter of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.

     The construction of our 8-inch fab in Shenzhen began in 2008 in an effort to expand our production capacity and is expected to commence commercial production in 2011. We plan to gradually increase the capacity in the Shenzhen fab based on market conditions. This project will be financed through our operating cash flows as well as through external financing. See “Risk Factors - Risks Related to Our Financial Condition and Business - Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results,” and “Risk Factors - Risks Related to Our Financial Condition and Business - The construction and equipping of new fabs and the expansion of existing fabs are subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.”

     Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to an amendment to its domestic bank loan agreements, SMIC Beijing and SMIC Tianjin have pledged a portion of its land use right to the lenders. See “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

     For a description concerning our capacity, capacity utilization rate and capacity expansion plans, please see “Item 5 - Operating and Financial Review and Prospects - Factors that Impact our Results of Operations.”

Risk Management and Insurance

     We have been OHSAS18001 certified since September 2003. Our health and safety management philosophy is based on incident prevention, which is achieved through:
  Mandatory staff and vendor safety training;

  Compliance of equipment and facilities to safety criteria, including the Semiconductor Equipment and Materials International and Chinese National Fire Protection Association standards

  A culture of accountability, whereby managers and employees are held responsible for the their own and their group’s safety performance;

  Regularly scheduled audits; and

  Standard management procedures.
     We have established a corporate risk management committee and at each fab, an Emergency Response Center (ERC), to respond to emergencies. The ERCs are staffed 24 hours a day and are equipped with safety and security monitoring systems such as closed circuit television, gas monitoring systems, public announcement systems, and fire alarm monitoring systems.

     Each department conducts emergency drills on a regular basis in accordance with our emergency response plan to address possible emergency situations that could arise. These emergency scenarios include fires, gas leakages, chemical spills, and power losses.

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

     We believe our pollution control measures are effective, complying with the requirements applicable to the semiconductor industry in China and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste, and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements. In addition, we continuously investigate methods to lower our energy consumption, including making existing processes more efficient and reclaiming waste heat.

     The ISO14001 standard is a voluntary standard and part of a comprehensive series of standards for environmental management published by the International Standards Organization. The ISO14001 standard cover environmental management principles, systems and supporting techniques. SMIC first received ISO14001 certification in August 2002.

     In addition, all fabs currently in operation have been third-party certified to be compliant with the RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment) Directive of the European Union, which bans the use of various chemicals determined to be harmful to the environment. Once the Shenzhen facility is in operation, it too will undergo certification for ISO14001 and RoHS compliance.

Item 4A. Unresolved Staff Comments

     Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

     We were founded in April 2000. In 2000 and 2001, our company was in its development stage and did not have any sales. During this period, we established our management structure, acquired land use rights, constructed, equipped and commenced the ramp-up of production at our 8-inch wafer facilities in Shanghai which are referred to as the Shanghai mega-fab, and began our research and development activities. The first fab in the Shanghai mega-fab and the portion of our second fab, commenced commercial production in January 2002. The remaining portion of our second fab and a third fab commenced commercial production in January 2003. In January 2004, we acquired an 8-inch fab in Tianjin, China, which we refer to as our Fab 7, from MCEL, a wholly owned subsidiary of Motorola. The first fab in the Beijing mega-fab commenced commercial production in March of 2005. As of December 31, 2009, we had reached total wafer fabrication capacity of 162,050 8-inch wafer equivalents per month. Our wafers shipped and sales decreased from 1,849,957 wafers and US$1,549.8 million for 2007 to 1,611,208 wafers and US$1,353.7 million for 2008 and decreased to 1,376,663 wafers and US$1,070.4 million for 2009.

     We manage our business and measure our results of operations based on a single operating segment. We anticipate an increase to aggregate capacity by the end of 2010 subject to market conditions. As we increase our capacity and corresponding wafer production, we benefit from economies of scale. When our capacity utilization is high, these economies of scale enable us to reduce our per wafer production cost and improve our margins. On the other hand, when our capacity utilization rate is low, our unused capacity results in higher per wafer production cost and decreased margins.

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

Substantial Capital Expenditures

     The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity since our inception, we incurred capital expenditures of US$860 million, US$666 million, and US$190 million in 2007, 2008, and 2009 respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation and amortization of US$706.3 million, US$761.8, and US$748.2 million in 2007, 2008, and 2009, respectively.

     The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$97.0 million in 2007, US$102.2 million in 2008, and US$160.8 million in 2009 for research and development, which represented 6.3%, 7.6%, and 15.0% respectively, of our sales for 2007, 2008, and 2009. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility.

     We currently expect that our capital expenditures in 2010 will be approximately US$335 million to be adjusted based on market conditions, which we plan to fund through our operating cash flows and bank loans in order to expand our operations. If necessary, we will also explore other forms of external financing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.

Capacity Expansion

     We have expanded, and plan to continue to expand, our capacity through internal growth and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We anticipate an increase to aggregate capacity by the end of 2010 subject to market conditions.

Pricing

     We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped decreased 7.5% from US$840 per wafer in 2008 to US$778 per wafer in 2009.

     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2007, 2008 and 2009 and each of the quarters in the year ended December 31, 2009:

							For the
	For the		For the three months ended				year ended
	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Process Technologies	2007	2008	2009	2009	2009	2009	2009
	(based on sales in US$)
0.13 micron and below	53.10%	43.90%	38.99%	46.41%	52.75%	58.16%	51.07%
0.15 micron	2.90%	2.70%	0.79%	1.49%	2.60%	2.72%	2.12%
0.18 micron	30.50%	34.10%	31.48%	29.79%	27.84%	22.95%	27.27%
0.25 micron	0.70%	0.60%	0.37%	0.54%	0.58%	0.27%	0.44%
0.35 micron	12.80%	18.70%	28.37%	21.77%	16.23%	15.90%	19.10%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

     The following table sets forth a breakdown of our sales by service type for 2007, 2008 and 2009:

	For the year ended December 31,
	2007		2008		2009
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory wafers	428,355	27.60%	71,935	5.30%	35,648	3.33%
Fabrication of logic wafers(1)	985,776	63.60%	1,139,535	84.20%	959,689	89.66%
Other(2)	135,634	8.80%	142,241	10.50%	75,050	7.01%
Total	$1,549,765	100.00%	1,353,711	100.00%	1,070,387	100.00%
____________________

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.

Capacity Utilization Rates

     Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2007, 2008 and 2009, approximately 47%, 46%, and 49% respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 91.0% in 2007, 86.0% in 2008, and 75.0% in 2009. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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

     Please see “Item 8 – Financial Information - Litigation” regarding the Accounting Treatment for the Settlement Agreement.

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

     We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the market value of a good drops below its carrying value, we record a write-off to cost of sales for the difference between the carrying cost and the market value. During the years ended December 31, 2007, 2008 and 2009, the Company recorded inventory write downs of US$22.7 million, US$40.8 million and US$26.3 million, respectively, to reflect a decline in the estimated market value of the inventory we held. We carry out an inventory review at each quarter-end.

Depreciation and Amortization

     We operate in a capital-intensive business. We periodically review and assess the estimated useful life of our assets based on expected use by the Company, taking into account effects of obsolescence, demand, and other economic factors. The net book value of our plant and equipment, including prepaid land use rights, at December 31, 2009 was US$2,329.7 million. Depreciation of manufacturing buildings and related improvements is provided on a straight-line basis over the estimated useful life of 25 years and commences from the date the facility is ready for its intended use. Depreciation of our manufacturing machinery and equipment, as well as our facility, machinery and equipment, is provided on a straight-line basis over the estimated useful life, commencing from the date that the equipment is placed into productive use. A 5 to 7 year useful life is used for manufacturing machinery and equipment while a 10 year useful life is used for facility, machinery and equipment. Amortization of land use rights is over the term of the land use right agreement, which ranges from 50 to 70 years. Amortization of intangible assets is computed using the straight-line method over the expected useful life of the assets ranging from 3 to 10 years. The estimated useful life and dates that the equipment is placed into productive use reflects our estimate of the periods that we intend to derive future economic benefits from the use of our plant and equipment and land use rights.

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

     In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104.7 million related to abandoned equipment after writing down the carrying value to zero, and recorded an impairment loss of $5.6 million for licenses related DRAM products.

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

     As part of the process of preparing financial statements, we are required to estimate our income taxes in each of the jurisdictions in which it operates. When we have net operating loss carry forwards or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that such deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible. We account for income taxes using the asset and liability method. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including past performance, the general outlook of the semiconductor industry, business conditions caused by the global economic downturn, projected future taxable income and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years.

     Because the determination of the amount of valuation allowance is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the amount of valuation allowance that we have recorded.

     The Company has no material uncertain tax positions as of December 31, 2009 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

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

     The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured. The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to management revenue for services rendered and related equipment sold, respectively.

     The Company also reversed the deferred revenue of $9 million in relation to the management service rendered.

Share-based Compensation Expense

     Our share-based employee compensation plans are described in more detail under “Share Ownership”. We grant stock options to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount an employee must pay to acquire the stock. We amortize share-based compensation using the straight-line method over the vesting periods of the related options, which are generally four years.

     We grant stock options to our employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). Our total actual share-based compensation expense for the year ended December 31, 2007, 2008 and 2009 was US$20.6, US$11.6, and US$10.1 million respectively.

     The fair value of options and shares issued pursuant to our option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. We estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. We use projected volatility rates based upon the company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgements would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Inflation

     Although there can be no assurance as to the impact in future periods, we believe that, to date, inflation in China has not had a material impact on our results of operations. Inflation in China was approximately 4.8%, 5.9%, and (0.7)% in 2007, 2008, and 2009, respectively.

Income Tax

     As an exempted company incorporated in the Cayman Islands, we are exempt from Cayman Islands taxation. Our Chinese subsidiaries are subject to taxation pursuant to Enterprise Income Tax Law and various local income tax laws. Under relevant regulations and after approval by the local Tax Bureau, our Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from foreign enterprise income tax, or FEIT, for five years starting with the first year of positive accumulated earnings, and a 50% reduction for the following five years. The tax holiday enjoyed by our Shanghai subsidiary took effect in 2004 when SMIS completed its first profit-making year. As of December 31, 2009, both Beijing and Tianjin entities were in loss positions and as a result the tax holiday had not yet taken effect.

     Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as of December 31, 2008 at the statutory rate of 25%.

     Energy Science is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, Energy Science was subject to a preferential tax rate of 15% and qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. The tax holiday was triggered in 2007 and is eligible to continue until 2011. The tax rate for 2007, 2008 and 2009 was 0%, 0% and 10%, respectively and will be 11% and 12% for the remaining tax holiday through its expiry in 2011.

     Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including Japan, United States, and Europe. Our income tax obligations to date have been minimal.

     We account for income taxes using an asset and liability approach for financial accounting and reporting for income tax purposes. Under the asset and liability method, deferred income taxes are recognized for temporary differences, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We conduct this analysis on a quarterly basis. As of December 31, 2009, the Company has recognized deferred tax assets including $109.4 million from net operating loss carry forward and $79.1 million from temporary difference between the tax and book base of certain fixed assets. We provided full valuation allowance on net operating loss carry forward as we believe it is more likely than not that it would not to be realized. The temporary difference generated from depreciation of fixed assets relates specially to one of the Company’s subsidiaries and this subsidiary has achieved profitability in prior years and is expected to continue to be profitable based on the current forecast. We have recognized $101.6 million valuation allowance based on the analysis on available positive and negative evidences, including profitability, utilization and production efficiency, industry cyclical risk and technology development risk.

     Effective January 1, 2007, the Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

     The Company has no material uncertain tax positions as of December 31, 2009 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

     On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named Enterprise Income Tax Law. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new EIT law eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. The State Council issued the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax on December 26, 2007, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. Thus, SMIC Shanghai, SMIC Beijing and SMIC Tianjin could fall into condition (ii) and may be entitled to the “five year exemption and five year reduction” as subject to the final recognition by the PRC tax authorities. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology enterprises companies supported by the PRC government, whether FIEs or domestic companies. According to the new EIT Law, entities that qualify as high and new technology enterprises especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Implementation Regulations of the Enterprise Income Tax Law, a high and new technology enterprise shall have core self-owned intellectual properties and its products shall be within the scope provided by “the high-technology field highly supported by the State”.

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

     According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

     On February 22, 2008, the PRC government promulgated Caishui (2008) No. 1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Caishui No. 1”). Pursuant to Caishui No. 1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

Foreign Currency Fluctuations

     Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Accordingly, we are affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the Renminbi. See “Risk Factors - Risks Related to Conducting Operations in China - Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors - Risks Related to Our Financial Condition and Business - Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates and Item 11 - Quantitative and Qualitative Disclosures About Market Risk - Foreign Exchange Rate Fluctuation Risk” for a discussion of our efforts to minimize such risks.

Recent Accounting Pronouncements

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends accounting guidance regarding the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The adoption of ASU 2009-05 does not have a material impact on the Company’s consolidated financial position or result of operations.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force”. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this new guidance on January 1, 2011. The adoption of this new guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Company does not expect ASU 2009-17 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). The ASU amends ASC 820 (previously SFAS 157, “Fair Value Measurements”) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. ASU 2010-06 does not change the accounting treatment for fair value measurements and will change the Company’s disclosure for fair value measurements.

Incentives from the Chinese government

     The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries from the Chinese government. Our Shanghai, Beijing, and Tianjin subsidiaries are qualified as integrated circuit production enterprises under the Chinese government’s Several Policies to Encourage the Development of Software and Integrated Circuit Industry. Under these policies, any company that engages in the semiconductor industry in China and has a total investment size in excess of 8,000 million Renminbi (approximately US$964 million) and fabricates integrated circuits that have a linewidth of less than 0.25 micron are entitled to the last three benefits listed below. For a more detailed discussion of these incentives, see “Item 4-Information on the Company-Regulation.”

Incentive	SMIC Shanghai, SMIC Beijing, and SMIC Tianjin
Preferential Value-added Tax Policies.	17% VAT rate. 17% tax refund rate for exports reduced to 13% as of January 1, 2004. 13% tax refund rate for exports increased to 17% as of November 1, 2004.

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau.

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties with respect to its equipment, spare parts and raw materials.
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

     In 2009, fabless semiconductor companies accounted for 66.3%, IDMs accounted for 16.4% and systems and other companies accounted for 17.3%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2007, 2008, and 2009 our five largest customers accounted for approximately 60.0%, 58.2%, and 60.0% of our sales, respectively.

Cost of sales

     Our cost of sales consists principally of:
  depreciation and amortization;

  overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities and royalties;

  direct materials, which consist of raw wafer costs;

  labor, including amortization of deferred stock compensation for employees directly involved in manufacturing activities; and

  production support, including facilities, utilities, quality control, automated systems and management functions.
     Our depreciation expenses attributable to cost of sales were US$657.8 million in 2007, US$663.1 million in 2008, and US$575.1 million in 2009.

Operating expenses (income)

     Our operating expenses (income) consist of:
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

  General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resource personnel, commercial insurance, fees for professional services, bad debt expenses, foreign exchange gains and losses from operating activities. Foreign exchange gains and losses relate primarily to period-end translation adjustments due to exchange rate fluctuations that affect payables and receivables directly related to our operations.

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

  Income from sale of plant and equipment and other fixed assets. In 2009, the Company sold plant, equipment and other fixed assets with a carrying value of US$5.5 million for US$1.7 million, which resulted in a loss on disposal of US$3.8 million.
Other income (expenses)

Our other income (expenses) consists of:
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
Comparisons of Results of Operations

Consolidated Financial Data

     The summary consolidated financial data presented below as of and for the years ended December 31, 2007, 2008, and 2009 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The summary consolidated financial data as of and for the years ended December 31, 2005 and 2006 is derived from our audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Statement of Operations Data:
Sales	$1,171,319	$1,465,323	$1,549,765	$1,353,711	$1,070,387
Cost of sales(1)	1,105,134	1,338,155	1,397,038	1,412,851	1,184,589
Gross profit (loss)	66,185	127,168	152,727	(59,140)	(114,202)

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Operating expenses (income):
Research and development	78,865	94,171	97,034	102,240	160,753
General and administrative	35,701	47,365	74,490	58,841	215,566
Selling and marketing	17,713	18,231	18,716	20,661	26,566
Amortization of acquired intangible
assets	20,946	24,393	27,071	32,191	35,064
Impairment loss of long-lived assets	—	—	—	106,741	138,295
Loss (gain) from sale of plant and
equipment and other fixed assets	—	(43,122)	(28,651)	(2,877)	3,832
Litigation settlement	—	—	—	—	269,637
Total operating expenses, net	153,225	141,038	188,659	317,797	849,714
Loss from operations	(87,040)	(13,870)	(35,932)	(376,937)	(963,917)
Other income (expenses):
Interest income	11,356	14,916	12,349	11,542	2,591
Interest expense	(38,784)	(50,926)	(37,936)	(50,767)	(24,699)
Change in the fair value of
commitment to issue shares and
warrants	—	—	—	—	(30,101)
Foreign currency exchange gain (loss)	(3,355)	(21,912)	11,250	3,230	4,180
Other, net	4,462	1,821	2,238	7,429	4,626
Total other expense, net	(26,322)	(56,101)	(12,100)	(28,566)	(43,403)
Loss before income tax	(113,362)	(69,971)	(48,032)	(405,503)	(1,007,319)
Income tax benefit (expense)	(285)	24,928	29,720	(26,433)	46,624
Loss from equity investment	(1,379)	(4,201)	(4,013)	(444)	(1,782)
Net loss before cumulative effect of a
change in accounting principle	(115,026)	(49,244)	(22,324)	(432,380)	(962,478)
Cumulative effect of a change in
accounting principle	—	5,154	—	—	—
Net loss	(115,026)	(44,090)	(22,324)	(432,380)	(962,478)
Accretion of interest to noncontrolling
interest	251	(19)	2,856	(7,851)	(1,060)
Loss attributable to Semiconductor
Manufacturing International
Corporation	$(114,775)	$(44,109)	$(19,468)	(440,231)	(963,537)
Loss per ordinary share, basic	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)
Loss per ordinary share, diluted	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)
Ordinary shares used in calculating
basic loss per ordinary share(3)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084
Ordinary shares used in calculating
diluted loss per ordinary share(2)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Loss per ADS, basic(3)	$(0.32)	$(0.12)	$(0.05)	$(1.18)	$(2.15)
Loss per ADS, diluted(3)	$(0.32)	$(0.12)	$(0.05)	$(1.18)	$(2.15)
ADS used in calculating basic loss
per ADS(3)	363,688,585	366,689,978	370,038,810	373,650,897	447,184,742
ADS used in calculating diluted loss
per ADS(4)	363,688,585	366,689,978	370,038,810	373,650,897	447,184,742

Other Financial Data:
Gross margin	5.70%	8.70%	9.90%	-4.40%	-10.67%
Operating margin	-7.40%	-0.90%	-2.30%	-27.80%	-90.05%
Net margin	-9.80%	-3.00%	-1.30%	-32.50%	-89.92%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	1,347,302	1,614,888	1,849,957	1,611,208	1,376,663
ASP(4)	869	907	838	840	778
____________________

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2006, 2007, 2008, and 2009 basic income (loss) per share did not differ from diluted loss per share.

(3)	Fifty ordinary shares equals one ADS.

(4)	Total sales/total wafers shipped.

Comparisons of the Years Ended December 31, 2007, 2008 and 2009

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

     Sales. Sales decreased by 20.9% from US$1,353.7 million for 2008 to US$1,070.4 million for 2009, primarily due to a decrease in overall wafer shipments. For the full year 2009, the overall wafer shipments were 1,376,663 units of 8-inch equivalent wafers, down 14.6% year-on-year. The average selling price of the wafers the Company shipped decreased by 7.5% from US$840 per wafer to US$778. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 38.2% to 44.2% between these two periods.

     Cost of sales and gross profit. Cost of sales decreased by 16.2% from US$1,412.9 million for 2008 to US$1,184.6 million for 2009. Out of the total cost of sales for 2009, US$575.1 million was attributable to depreciation of plant and equipment and another $23.5 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2008, US$663.1 million was attributable to depreciation of plant and equipment and another $28.4 million was attributable to amortization of deferred costs and share-based compensation costs. The Company had a gross loss of US$114.2 million for 2009 compared to a gross loss of US$59.1 million in 2008. Gross margins were –10.7% in 2009 compared to –4.4% in 2008. The decrease in gross margins was due to market downturn experienced in the first quarter of 2009.

     Operating expenses and loss from operations. Operating expenses increased by 167.4% from US$317.8 million for 2008 to US$849.7 million for 2009 primarily due to charges related to settlement of litigation.

Research and development expenses increased by 57.2% from US$102.2 million for 2008 to US$160.8 million for 2009. The Company received fewer government subsidies for research & development expenses in 2009 compared to 2008.

General and administrative expenses increased by 266.4% to US$215.6 million for 2009 from US$58.8 million for 2008, primarily due to an increase in bad debt provision, contingent liability and legal fees.

Selling and marketing expenses increased by 28.6% from US$20.7 million for 2008 to US$26.6 million for 2009, due to an increase in sales and marketing activities.

As described in “Note 11. — Acquired intangible assets, net”, the amortization of acquired intangible assets increased from US$32.2 million for 2008 to US$35.1 million for 2009.

Additional charges were recognized under operating expense in the fourth quarter of 2009, of which $269.6 million was related to the settlement of litigation and $138.3 million was related to long-lived asset impairment. The total amount of the settlement litigation charge including the portion classified under non-operating expense was $299.7 million.

     Impairment of plant and equipment. In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value to zero.

     As a result, the Company’s loss from operations was US$963.9 million in 2009 compared to loss from operations of US$376.9 million in 2008. Operating margin was -90.1% and -27.8%, for 2009 and 2008 respectively.

     Other income (expenses). Other expenses increased from US$28.6 million in 2008 to US$43.4 million in 2009 primarily due to a change in the fair value of the commitment to grant shares and warrants in the amount of $30.1 million related to the litigation settlement. Foreign exchange gain from non-operating activities increased from US$3.2 million in 2008 to US$4.2 million in 2009. Total foreign exchange gain, combining the operating and non-operating activities, was US$7.3 million in 2009 as compared to US$11.4 million in 2008.

     Net loss. Due to the factors described above, the Company recorded a net loss of US$963.5 million in 2009 compared to a net loss of US$440.2 million in 2008.

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

Liquidity and Capital Resources

     The following table sets forth a condensed summary of our audited statements of cash flows for the periods indicated:

	For the year ended
	December 31,
	2007	2008	2009
	(in US$ thousands)
Net cash provided by operating activities:
Net loss	$(22,324)	$(432,380)	$(962,478)
Depreciation and amortization	706,277	761,809	748,185
Total	672,465	569,782	283,566
Net cash used in investing activities:
Purchase of property, plant and equipment	(717,171)	(669,055)	(217,269)
Total	(642,344)	(761,713)	(211,498)
Net cash provided by (used in) financing activities:
Proceeds from short-term borrowings	201,658	422,575	726,897
Proceeds from long-term debt	262,248	285,930	100,946
Total	75,637	173,314	(78,902)
Net increase (decrease) in cash and cash equivalents	$105,664	$(19,054)	$(6,767)

Operating Activities

     As of December 31, 2009, we had US$443.5 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2009 was US$283.6 million, down by 50.2% from US$569.8 million in 2008. The decrease in net cash provided by operating activities was primarily due to the decrease in overall wafer shipments and the slower turnover of accounts receivable resulting from the market downturn.

     As of December 31, 2008, we had US$450.2 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2008 was US$569.8 million, which was primarily due to the loss attributable to holders of ordinary shares of US$440.2 million, a decrease of US$76.7 million in inventories, a decrease of US$97.8 million in accounts receivable and an increase of US$76.8 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$761.8 million in depreciation and amortization relating to commercial production.

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

Investing Activities

     Our net cash used in investing activities was US$211.5 million in 2009, US$761.7 million in 2008, and US$642.3 million in 2007. This was primarily attributable to purchases of plant and equipment for our mega-fabs in Shanghai and Beijing, and Tianjin fab in these periods as well as costs associated with the Shanghai fab construction.

Financing Activities

     Our net cash used in financing activities in 2009 was US$78.9 million. This was primarily derived from US$726.9 million in proceeds from short-term borrowings, US$100.9 million in proceeds from long-term debt, US$641.3 million in the repayment of short-term borrowings, and US$241.7 million in the repayment of long-term debt.

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

     Our net cash used in financing activities in 2007 was US$75.6 million. This was primarily derived from US$201.7 million in proceeds from short-term borrowings, US$262.2 million in proceeds from long-term debt, US$165.7 million in the repayment of short-term borrowings, and US$195.6 million in the repayment of long-term debt.

Capital Expenditures

     We incurred capital expenditures of US$860 million, US$666 million, and US$190 million in 2007, 2008 and 2009, respectively. We currently expect our capital expenditures in 2010 to total approximately US$335 million, to be adjusted based on market conditions. We have financed our substantial capital expenditure requirements through the proceeds received in our global offering, several rounds of private financing, cash flows from operations, and bank borrowings. Once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows.

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

     Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2010. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.

     If the current economic or market conditions deteriorate, our business, financial condition and results of operations could be materially and adversely affected. Therefore there can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization, industry business conditions as well as global economic conditions.

Commitments

     As of December 31, 2009, we had commitments of US$69 million for facilities construction obligations in 2010 for our Shanghai, Beijing, Tianjin, Chengdu, and Shenzhen. The Company had commitments of US$77 million to purchase machinery and equipment for testing facility in 2010 in Chengdu and for the Shanghai, Beijing, Shenzhen and Tianjin fabs.

     For additional information, see “Item 5 - Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations-Substantial Capital Expenditures” and “Capacity Expansion.”

     As of December 31, 2009, the Company’s outstanding long-term liabilities primarily consisted of US$756.4 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in December 2012.

     2006 Loan Facility (SMIC Shanghai). In June 2006, SMIC Shanghai entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirements for SMIC Shanghai. This facility is secured by the manufacturing equipment located in the SMIC Shanghai 8-inch fabs. The Company has guaranteed SMIC Shanghai’s obligations under this facility. As of December 31, 2007, SMIC Shanghai had fully drawn down on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2009, SMIC Shanghai had repaid US$472 million according to the repayment schedule. In 2009, the interest rate on the loan ranged from 1.18% to 3.18%. The interest expense incurred in 2009, 2008 and 2007 were US$5.5 million, US$17.0 million and US$17.3 million, respectively, of which US$0.2 million, US$5.4 million and US$3.3 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

      The total outstanding balance of the long-term facility is collateralized by certain equipment at the original cost of US$1,815 million as of December 31, 2009.

     The long-term loan agreement entered into in June 2006 contains the following covenants:

     Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement.

     Financial covenants for SMIC Shanghai including:

     1. Consolidated tangible net worth of no less than US$1,200 million;

     2. Consolidated total borrowings to consolidated tangible net worth of:

          (a) no more than 60% for periods up to and including December 31, 2008; and

          (b) no more than 45% thereafter;

     3. Consolidated total borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x; and

     4. Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

     Financial covenants for the Company, as the guarantor, including:

     1. Consolidated tangible net worth of no less than US$2,300 million;

     2. Consolidated net borrowings to consolidated tangible net worth of:

          (a) no more than 50% for period up to and including June 30, 2009;

          (b) no more than 40% thereafter; and

     3. Consolidated net borrowings to trailing four quarters EBITDA of:

          (a) no more than 1.50x for periods up to and including June 30, 2009; and no more than 1.30x thereafter.

     SMIC Shanghai is exempted from the covenants by the lenders. Furthermore, the Company is currently working with the lenders to refinance the remainder of the USD loan and expects the completion of this restructuring in the near future from the date of this report.

2009 USD & RMB Loan Facility. In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a new two-year loan facility in the principal amount of US$80 million and RMB200 million with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIC Shanghai’s 12-inch fab. As of December 31, 2009, SMIC Shanghai had drawn down US$70 million and RMB200 million (US$29.3 million), respectively, on this loan facility. The principal amount is repayable on June 2011. In 2009, the interest rate on the loan ranged from 3.10% to 4.86%. The interest expense incurred in 2009 was US$1.3 million, of which US$0.1 million was capitalized as additions to assets under construction in 2009.

The total outstanding balance of the facilities is collateralized by certain equipment with an original cost of US$362 million as of December 31, 2009.

2005 Loan Facility (SMIC Beijing). In May 2005, SMIC Beijing entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. This facility is secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of December 31, 2006, SMIC Beijing had fully drawn down US$600.0 million on this loan facility. The principal amount is repayable starting in December 2007 in six semi-annual installments. In 2008 and 2007, SMIC Beijing had repaid US$200.0 million and US$100.0 million respectively, according to the repayment schedule. On June 26, 2009, SMIC Beijing entered into an amendment to the syndicated loan agreement to extend the repayment date of the outstanding balance commencing from June 28, 2009 to December 28, 2011 and onwards. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The interest rate on this loan facility in 2009 ranged from 2.64% to 3.46%. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest expense incurred in 2009, 2008 and 2007 were US$10.2 million, US$25.6 million and US$42.2 million, of which US$0.5 million, US$1.6 million and US$2.3 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

     The total outstanding balance of the SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,314 million as of December 31, 2009.

     Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

     1. [Net profit + depreciation + amortization + financial expenses - (increase of accounts receivable and advanced payments + increase of inventory - increase in accounts payable and advanced receipts)]/ financial expenses 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and

     2. (Total liability - borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month).

     SMIC Beijing has complied with these covenants as of December 31, 2009.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The draw down period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

The total outstanding balance of the facility is collateralized by certain equipment with an original cost of US$22 million for SMIC Tianjin and US$115 million for SMIC Shanghai as of December 31, 2009.

As of December 31, 2009, SMIC Tianjin had drawn down EUR15.1 million and repaid an aggregated amount of EUR 12.1 million. As of December 31, 2009, the remaining balance is EUR3.0 million, the equivalent of US$4.3 million. In 2009, the interest rate on the loan ranged from 0.73% to 2.75%. The interest expenses incurred in 2009, 2008 and 2007 were US$0.2 million, US$0.6 million and US$0.7 million of which US$0.03 million, US$0.1 million and US$0.06 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain of SMIC Tianjin’s plant and equipment at the original cost of US$22 million as of December 31, 2009.

As of December 31, 2009, SMIC Shanghai had drawn down EUR56.9 million and repaid an aggregated amount of EUR24.9 million. As of December 31, 2009, the remaining balance is EUR32.0 million, the equivalent of US$45.9 million. In 2009, the interest rate on the loan ranged from 0.83% to 2.28%. The interest expenses incurred in 2009, 2008 and 2007 were US$1.1 million, US$2.1 million and US$0.3 million, respectively, of which US$0.03 million, US$0.7 million and US$0.02 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

     The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2009.

     2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2009, SMIC Tianjin had drawn down US$259 million from the facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of December 31, 2009, SMIC Tianjin had early repaid US$80 million and the outstanding balance was $179 million. In 2009, the interest rate on the loan ranged from 1.69% to 3.11%. The interest expenses incurred for the years ended December 31, 2009, 2008 and 2007 were US$8.0 million, US$9.1 million and US$0.3 million, respectively, of which US$1.55 million, US$1.8 million and US$0.02 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

      The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$631 million as of December 31, 2009.

     Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement:

     1. [Net profit + depreciation + amortization + financial expenses - (increase of accounts receivable and advanced payments + increase of inventory - increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

     2. The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

     SMIC Tianjin has complied with these covenants as of December 31, 2009.

     Short-term Credit Agreements. As of December 31, 2009, the Company had nineteen short-term credit agreements that provided total credit facilities up to US$336.9 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down US$286.9 million under these credit agreements and US$50.0 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$20.4 million, which is secured by term deposits. The interest expense incurred in 2009 was US$11.3 million. The interest rate on the loans ranged from 1.11% to 8.75% in 2009.

     Please see “Item 8 - Financial Information-Dividends and Dividend Policy” on our ability to pay dividends on our ordinary shares.

     Please see “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.

Research and Development, Patents and Licenses, etc.

     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$97.0 million in 2007, US$102.2 million in 2008 and US$160.8 in 2009 on research and development expenses, which represented 6.3%, 7.6%, and 15.0%, respectively, of our sales in those respective years. Our research and development costs are partially offset by related government subsidies of US$3.1 million, US$56.2, and US$30.4 million in 2007, 2008, and 2009 respectively and include non-recurring engineering costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2010 for our 65 and 45 nanometer manufacturing process.

     The research and development efforts were focused primarily on our logic platform and system-on-chip (SOC) applications. In June 2009, SMIC achieved Silicon Success with High Performance 45 nanometer Process. For 45 nanometer offerings, we extended the offerings to 40 nanometer and 55 nanometer. We also adopts Cadence DFM Solutions for 65-and-45-nanometer IP/Library Development and Full Chip Production.

     We employ approximately 700 research and development engineers. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry technology roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future.

Trend Information

     See “Item 5 - Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

Off-Balance Sheet Arrangements

     We have not entered into any off-balance sheet transactions.

Tabular Disclosure of Contractual Obligations

     Set forth in the table below are the aggregate amounts, as of December 31, 2009, of our future cash payment obligations under our existing debt arrangements on a consolidated basis:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 2 years	3 - 5 years	After 5 years
	(consolidated)
	(in US$ thousands)
Short-Term Borrowings(1)	286,864	286,864	—	—	—
Long-Term Debt Secured Long-Term Loans(1)	756,437	205,784	334,995	215,658	—
Interest payments(2)	74,206	18,988	49,050	6,168	—
Operating Lease Obligations(3)	5,439	743	453	361	3,882
Purchase Obligations(4)	146,506	146,506	—	—	—
Other Long-Term Obligations(5)	198,967	103,767	35,200	60,000	—
Total Contractual Obligations	$1,468,419	$762,652	$419,698	$282,187	$3,882
____________________

(1)	These amounts represent outstanding borrowings. Refer to F-27, “Indebtedness”, for a description of the short-term and long-term borrowings.

(2)	These amounts represent estimated interest payments on short-term borrowings and long-term debts. The estimated interest payments are based on the weighted average interest rates incurred during the year ended December 31, 2009, ranging between 1.82% and 2.86%.

(3)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.

(4)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(5)	Includes the settlement with TSMC for an aggregate $200 million payable in installments over the five years and the other long-term liabilities relating to certain license agreements.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     Members of our board of directors are elected by our shareholders. As of May 31, 2010, our board of directors consists of seven directors and one alternate director.

     Our executive officers are appointed by, and serve at the discretion of, our board of directors. The following table sets forth the names, age and positions of our directors and executive officers as of May 31, 2010.

Name	Age	Position
Directors
Jiang Shang Zhou	63	Chairman, Independent Non-Executive Director
David N. K. Wang	63	President, Chief Executive Officer and Executive Director
Chen Shanzhi	41	Non-Executive Director
Gao Yonggang	45	Non-Executive Director
Zhou Jie	42	Non-Executive Director
Tsuyoshi Kawanishi	81	Independent Non-Executive Director
Lip-Bu Tan	50	Independent Non-Executive Director
Wang Zheng Gang	59	Alternate Director to Zhou Jie

Senior Managers
Chris Chi	59	Chief Business Officer
Simon Yang	51	Chief Operating Officer
Gary Tseng	53	Chief Financial Officer
Barry Quan	58	Chief Administrative Officer
Anne Chen	48	Company Secretary, Hong Kong Representative and Chief Compliance Officer
Samuel Tsou	53	Vice President of Corporate Human Resources
Zhou Mei Sheng	52	Vice President of Technology and Operations Office
John Peng	45	Associate Vice President and General Manager of China BU

Jiang Shang Zhou
Chairman of the Board, Independent Non-executive Director

Dr. Jiang Shang Zhou has been our Director since 2006 and is currently the Chairman of our Board. Dr. Jiang is also the chairman of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Chengdu, SMIC Shenzhen and SMIC Energy Technology (Shanghai) Corporation, and has been appointed as the Chairman of Siltech Semiconductor Shanghai Corporation, and a director of Admiral Investment Holdings Limited and Semiconductor Manufacturing International (AT) Corporation.

Dr. Jiang is the Chairman of China Semiconductor Industry Association, a committee member of the Shanghai Municipal Standing Committee of Chinese People’s Political Consultative Conference, a committee member of the Shanghai Municipal Advisory Committee for Decision making. Dr. Jiang was also the deputy secretary general of Shanghai Government, an officer of and a director commissioner of Shanghai State Owned Assets Placing and Investment Committee officer of the Shanghai Chemical Industrial District Lender Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Dr. Jiang received his bachelor’s degree from Tsinghua University in telecommunications and his master’s and doctorate degree in information technology from the department of electrical engineering of the Swiss Federal Institute of Technology Zurich Communication System Group.

David N.K. Wang
President, Chief Executive Officer and Executive Director

Dr. David N.K. Wang joined our Company as President, Chief Executive Officer and Executive Director in November 2009. Dr. Wang is a well known executive with extensive experience in the global semiconductor industry. He was the CEO of Huahong (Group) Co., Ltd. and Chairman of Huahong NEC, a subsidiary of Huahong Group between September 2005 and June 2007. Prior to joining Huahong Group, Dr. Wang was the Executive Vice President of Applied Materials and President of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia with a particular focus on building infrastructure worldwide. Prior to joining Applied Materials, Dr. Wang conducted research and made a number of key breakthroughs in semiconductor technology at Bell Laboratories. Dr. Wang is a well recognized and respected innovator with more than 100 patents under his name. Dr. Wang received his Ph.D. in Materials Science and Engineering from the University of California, Berkeley.

Dr. Wang has been appointed as a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Chengdu, SMIC Shenzhen, Semiconductor Manufacturing International (AT) Corporation, Semiconductor Manufacturing International (BVI) Corporation, Admiral Investment Holdings Limited and Magnificent Tower Limited. He has also been appointed as a director of SMIC Shanghai (Cayman) Corporation, SMIC Beijing (Cayman) Corporation, SMIC Tianjin (Cayman) Corporation, SMIC Shenzhen (Cayman) Corporation, Semiconductor Manufacturing International (Solar Cell) Corporation, SilTech Semiconductor Corporation, and each of their subsidiaries.

Chen Shanzhi
Non-executive Director

Dr. Chen Shanzhi has been our Director since 2009. Dr. Chen is currently the VP, CTO and CIO of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd., where he is responsible for technology and standard development, corporate IT, and strategic alliances and cooperation. Dr. Chen is a member of the expert group of the Information technology of the National High Technology Research and Development Program of China (863 Program). Dr. Chen received his Bachelor of Engineering from Xidian University, Master of Engineering from Research Institute of Ministry of Posts and Telecommunications and Ph. D. from Beijing University of Posts and Telecommunications. Dr. Chen has 18 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, most of which were published by SCI and EI and many of his papers have received awards. At present, he has applied for 10 national invention patents.

Gao Yonggang
Non-executive Director

Mr. Gao Yonggang has been our Director since 2009, and has been appointed as a director of certain of our subsidiaries, namely, SMIC Beijing, SMIC Chengdu and SMIC Shenzhen. Mr. Gao is currently the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group) and the chairman of Datang Capital (Beijing) Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a director of the China Accounting Society, and a member of the Central Enterprise Youth Federation. Mr. Gao has more 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firm like stateowned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the Stateowned Assets Supervision and Administration Commission. Mr. Gao has in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications in these areas.

Zhou Jie
Non-executive Director

Mr. Zhou Jie has been our Director since 2009. Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (“SIHL”). He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He is currently a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd.. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital market operation.

Wang Zheng Gang (Alternate Director to Mr. Zhou Jie)

Mr. Wang Zheng Gang has been our Director since 2007 and he is currently the alternate director of Mr. Zhou Jie. Mr. Wang is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited and chairman of SIIC Management (Shanghai) Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd, a director of Shanghai Urban Development (Holdings) Co. Ltd., Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., Shanghai Luqiao Development Co. Ltd, Shanghai Shengyu Highway Construction Development Co. Ltd., and Shanghai SIIC South Pacific Hotel Co. Ltd. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the School of Management of Fudan University with a master’s degree in economics and has over 31 years’ experience in enterprise management.

Tsuyoshi Kawanishi
Independent Non-executive Director

Mr. Tsuyoshi Kawanishi has been our Director since 2001 and is also the Chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to the Semiconductor Equipment and Materials International (SEMI) and as the chairman of the SIP Consortium of Japan.

Lip-Bu Tan
Independent Non-executive Director

Mr. Lip-Bu Tan has been our Director since 2002 and is also a director of SMIC Tianjin. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the Boards of Flextronics International (NASDAQ: FLEX), SINA (NASDAQ: SINA), Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Senior Management

Chris Chi, Chief Business Officer

Prior to joining our company as Chief Business Officer, Mr. Chi was a consultant for CSquare Consulting. Mr. Chi first joined SMIC in 2008 as Senior Vice President of Corporate Marketing & Sales. From 1981 to 2007, he held management positions with TPO Corporation, Freescale Semiconductor, UMC Europe, UMCi Ltd. Singapore, UMC, Chartered Semiconductor Manufacturing Ltd., and Rockwell International Corporation. Mr. Chi is a Ph.D. candidate in Materials Science and he received his master’s degree in Materials Engineering from the University of California, Los Angeles. With more than 30 years of experience in the semiconductor industry, Mr. Chi is the holder of 5 patents.

Simon Yang, Chief Operating Officer

Prior to joining our company as Chief Operating Officer in 2010, Dr. Yang was the Chief Technology Officer and Senior Vice President of Operations of Chartered Semiconductor. He first joined SMIC in 2001 as the Vice President of Technology Development and Senior Vice President of Technology and Manufacturing of our Company. From December 2004 to September 2005, he was the Chief Executive Officer and President of CiWest Corporation. Dr. Yang received his PhD in Material Engineering and Master of Science in Physics from Rensselaer Polytechnic Institute, and his Bachelor of Science in Electrical Engineering from Shanghai University of Science and Technology. With more than 20 years of experience in the semiconductor industry, Dr. Yang is a holder of more than of 20 patents and published more than 30 technical articles.

Gary Tseng, Chief Financial Officer

Prior to joining our company in 2010 as Chief Financial Officer, in 2008, Mr. Tseng was the Chief Operating Officer at China Solar Corporation, a thin-film solar manufacturing start-up company in Shandong, China. From 2004 to 2005, he founded Digital Display Manufacturing Co., a plasma display manufacturing start-up company in Shanghai and he was the Chief Executive Officer. From 1999 to 2003, Mr. Tseng was the Chief Investment Officer and Senior Vice President of Quanta Computer Company. From 1997 to 1998, he was the Chief Financial Officer and Senior Vice President of United Microelectronics Corporation. From 1991 to 1997, he was the Chief Financial Officer and Senior Vice President of Taiwan Semiconductor Manufacturing Company Limited. From 1983 to 1991, Mr. Tseng held management positions as Finance Manager at Philips Taiwan Limited and Corporate Treasurer for all the Philips companies in Taiwan. In addition, he was the Fab Accounting Manager for Philips Semiconductor operation in the USA and Philips Semiconductor packaging operation in Taiwan. Mr. Tseng received his Master of Business Administration from University of Missouri-Columbia, Missouri in the USA and his Bachelor of Science in Accounting from National Cheng-Kong University in Taiwan. In addition, Mr. Tseng is a Certified Public Accountant, Certified Management Accountant and Certified Internal Auditor in the USA.

Barry Quan, Chief Administrative Officer

Mr. Quan joined our company as the Chief Administrative Officer in 2010. He was the President and Legal Representative of Applied Materials China from 2007 to 2010, where he was responsible for the overall operations of Applied China, including the completion of the Xian Technology Center, as well as driving growth strategies to meet overall objectives in China for all business units. Mr. Quan first joined Applied Materials in 1994, where he went on to serve in various legal and management roles. He had responsibilities for managing Applied’s global general legal services as Corporate Vice President of Legal Affairs. In 1999, Mr. Quan was also named as Applied’s first Ombudsman, where he created and implemented an ethics and compliance program worldwide. Between 2005 and 2007, Mr. Quan joined the Huahong Group in Shanghai, China as a Vice President and Chief Administrative Officer. In this role, he managed the legal, human resources, facilities, export licensing and other support functions. Mr. Quan received a bachelor of science degree in economics and finance from the University of California, Berkeley and a J.D. from St. John’s University.

Anne Chen, Company Secretary and Chief Compliance Officer

Ms. Chen joined our company in 2001 and is our Hong Kong Representative, Company Secretary and Chief Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and has served as the President of the Hong Kong Federation of Women Lawyers from 2000 to 2002 and since 2008. Prior to joining us in 2001, she had been a practicing solicitor in Hong Kong since 1987.

Samuel Tsou, Vice President of Corporate Human Resources

Mr. Tsou first joined SMIC in 2005 and is currently the Vice President of Corporate Human Resources. Prior to joining SMIC, he held management positions with Lam Research USA, Taiwan Semiconductor Manufacturing Company Limited, Lam Research Asia, Winbond Electronics and Philips Semiconductor Holland and United Microelectronics Corporation. Mr. Tsou received his B.S. in Physics from National Taiwan University and his Master (major in Counseling and Administration) from Harvest Seminary USA.

Zhou Mei Sheng, Vice President of Technology and Operations Office

Dr. Zhou joined SMIC in 2010 as Vice President of Technology & Operations Office. Dr. Zhou received BSc & MS degree from Fudan University China in 1982 & 1985 respectively, and Ph.D. degree in Chemistry from Princeton University in 1990. In the earlier part of her professional career, she has lectured and researched in distinguished universities like Fudan University China, Rochester University USA and National University of Singapore. Since 1994, she has been working in semiconductor industries. In her 7 years with Chartered Semiconductor Manufacturing. Dr. Zhou worked in various modules like Etch, Clean Tech, PVD, CMP and BEOL and rose from a Senior Engineer, Manager, Deputy Director to the position of fellow, TD-BEOL AMD. In 2001, she moved to TSMC, Taiwan, leading a department in AMTD for Advanced Equipment, Exploratory Module Technology as well as the development of integrated advanced process control for < 90 nm technology. In the period of 2003–2005, Dr. Zhou served as Deputy Director in UMC, contributed to the start-up of its 12’ Fab operation as well as initiating the manufacturing technology development team for the advanced 12’ Wafer fab. She returned back to Chartered as AMTD Senior Director in 2005 and is responsible for the module technology development in supporting Chartered’s business development & growth. Dr. Zhou has been awarded with more than 125 US. patents and published over 40 papers as co-inventor/author.

John Peng, Associate Vice President and General Manager of China BU

Mr. Peng first joined SMIC in 2001 and is currently General manager of China Business Unit. Prior to joining SMIC, he was the Sr. Operation Director of Wuxi CSMC-Hi Semiconductor Company Limited and was responsible for Fab, PC&MC, Facility and IT. He was also the deputy general manager and the Fab director of Huajing MOS BU, responsible for China national 908 project AT&T (Lucent) technology transfer and built China’s most advanced 6’ fab in 1996. He received his Bachelor’s degree in Physics from Sichuan University and his Master’s degree in 1988 in Microelectronics from XiDian University.

     Except as described below in “Item 10 - Additional Information - Material Contracts - Share Purchase Agreement with Datang”, no shareholder has a contractual right to designate a person to be elected to our board of directors.

     There are no family relationships among any of our directors and executive officers.

Director and Executive Compensation

     The aggregate cash compensation that we paid to all of our executive officers as of December 31, 2009 for services rendered to us and our subsidiaries during 2009 was approximately US$1,223,022. Of this amount, we paid (i) Dr. David Wang, our president and chief executive officer approximately US$43,032 in salary, housing allowances, other allowances and benefits in kind in 2009. In 2009, no cash compensation was provided to directors that are not employees. In December 2009, our board of directors approved certain remuneration packages (including cash fees) to our directors (subject to their acceptance).

     We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

     In 2009, we have granted options to purchase an aggregate of 7, 900,000 ordinary shares under our 2004 Stock Option Plan to certain of our executive officers. Our 2004 Stock Option Plan is described below. The exercise price of the options granted to our executive officers in 2009 to purchase ordinary shares under the 2004 Stock Option Plan is US$0.0348 per share. The expiration dates of the options are February 17, 2019.

     Dr. David N. K. Wang, our President, Chief Executive Officer and Executive Director of the Company, has entered into an employment agreement and a service contract with the Company. Pursuant to the agreements, Dr. Wang will be entitled to an annual base compensation of US$300,000 and will be granted equity awards amounting to 0.4% of the total outstanding ordinary shares of the Company on the date of grant (70% of which will be granted as share options and 30% will be granted as restricted share units). He will also be entitled to a performance bonus of US$225,000 (payable if and when the Company achieves profitability over one fiscal year, as indicated by the Board’s approved annual audited financial statements for that fiscal year).

     On February 17, 2009, each of Jiang Shang Zhou, Tsuyoshi Kawanishi, Lip-Bu Tan, Richard Ru Gin Chang, (our former President, Chief Executive Officer and Executive Director who resigned on November 9, 2009)Yang Yuan Wang, (our former Independent Non-executive Director who resigned on June 23, 2009) and Edward S Yang, (our former Independent Non-executive Director who resigned on November 9, 2009) was granted an option to purchase 1,000,000 ordinary shares of our company (“Ordinary Shares”) at a price per Ordinary Share of US$0.0348. 50% percent of these options vested on February 17, 2010 and the remaining 50% will be vested on February 17, 2011. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the director’s service to the Board, except for the options granted to (i) Yang Yuan Wang (who resigned as an Independent Non-executive Director on June 23, 2009 but continued to act as our Honorary Chairman and Chief Scientific Advisor) which will expire after termination of his services to our company in his capacity as our Honorary Chairman and/or Chief Scientific Advisor; and (ii) Richard Ru Gin Chang (who resigned as President, Chief Executive Officer and Executive Director on November 9, 2009 but continued to act as our company’s Advisor) which will expire after termination of his services to the company in his capacity as our Advisor. As of December 31, 2009, these options have not been exercised.

     On April 25, 2004, the compensation committee approved a profit-sharing plan for the benefit of our employees, including our executive officers. Under our profit-sharing plan, a participant who is an employee of the company at the end of a fiscal quarter will be eligible to receive a percentage of our profits for that quarter. No compensation was received by our executive officers in 2007, 2008 and 2009 as a result of their participation in this plan.

Board Practices

Board of Directors

     As of December 31, 2009, our board of directors consisted of seven directors and one alternate director. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting. Our board is divided into three classes with no more than one class eligible for re-election at any annual shareholders meeting.

     The Class I directors were elected for a term of three years beginning from June 2, 2008, which is the date of the 2008 annual general meeting of our shareholders. The Class II directors were elected for a term of three years beginning from June 23, 2009, the date of the 2009 annual general meeting of our shareholders. The Class III directors were elected for a term of three years beginning from June 3, 2010, which is the date of the 2010 annual general meeting of our shareholders.

     The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Gao Yonggang	Chen Shanzhi	Tsuyoshi Kawanishi
David N.K. Wang	Jiang Shang Zhou	Zhou Jie
Lip-Bu Tan
Wang Zheng Gang
(alternate director to Zhou Jie)

     Please see Item 7 “Related Party Transactions - Indemnification Agreements and Service Contracts” for a description of the service contracts we have entered into with our directors.

Committees of Our Board of Directors

     Our board of directors has an audit committee and a compensation committee. The composition and responsibilities of these committees are described below.

     Audit Committee. As of December 31, 2009, the members of the Audit Committee were Lip-Bu Tan (chairman of Audit Committee), Jiang Shang Zhou and Gao Yonggang. None of these members of the Audit Committee has been an executive officer or employee of the company or any of its subsidiaries. In addition to acting as Audit Committee member of the company, Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of two other publicly traded companies, namely SINA Corporation and Flextronics International Ltd.. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our Audit Committee.

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

  approving the remuneration and terms of engagement of our independent auditor;

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

  reviewing our risk assessment and management policies;

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

     During 2009, the audit committee reviewed:
  the financial reports for the year ended December 31, 2008 and the six month period ended June 30, 2009;

  the quarterly earnings releases and any updates thereto;

  the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of our financial reports;

  our budget for 2009;

  the findings and recommendations of our outside consultants regarding our compliance with the requirements of the Sarbanes-Oxley Act;

  the effectiveness of our internal control structure in operations and financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to our board of directors;

  the findings of our risk management committee which assesses risks relating to the company and those of the compliance office, which monitors our compliance with the corporate governance code and insider trading policy;

  the audit fees for our outside auditors; and

  our outside auditors’ engagement letters
     The audit committee reports its work, findings, and recommendations to the board of directors during each quarterly board meeting.

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

     At each quarterly audit committee meeting, the audit committee reviews with the chief financial officer and our outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) our internal controls relating to financial reporting. Upon the recommendation of the audit committee, the Board will approve the financial statements.

     Compensation Committee. As of December 31, 2009, the members of our compensation committee were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie (with Mr. Wang Zheng Gang as his alternate). None of these members of the compensation committee has been an executive officer or employee of the company or any of its subsidiaries.

     The responsibilities of the compensation committee include, among other things:
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
     In addition to reviewing the remuneration of the non-executive directors and the members of our management, the compensation committee reviewed and approved the granting of stock options and restricted share units pursuant to the terms of the Option Plans in 2009. The compensation committee also reviewed and approved on at least a quarterly basis any exception to the compensation guidelines and leave of absence policy of the Company.

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

Employees

     The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2007	2008	2009
Managers	916	1,015	1,064
Professionals(1)	4,096	4,465	4,510
Technicians	4,806	4,837	4,484
Clerical staff	287	281	249
Total(2)	10,105	10,598	10,307
____________________

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 276, 50 and 372 temporary and part-time employees in 2007, 2008 and 2009, respectively.

     The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2007	2008	2009
Shanghai	6,292	6,632	6,460
Beijing	1,877	1,674	1,552
Tianjin	874	958	997
Chengdu	1,023	1,259	1,104
Shenzhen	—	33	154
United States	18	16	17
Europe	8	11	9
Japan	9	8	8
Hong Kong	4	7	6
Total	10,105	10,598	10,307

     Our employees are not covered by any collective bargaining agreements.

Share Ownership

     The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of May 31, 2010:

	Current	Options to Purchase Ordinary Shares			Awards of Restricted
Name of Director	Shareholding	Number of Options		Exercise Price	Share Units
Jiang Shang Zhou	—	16,674,388	(1)(2)	US$0.0348 - US$0.0995	6,717,594	(3)
David N.K. Wang	—	62,697,553	(2)	US$ 0.0995	26,870,379	(4)
Tsuyoshi Kawanishi	—	6,134,877	(1)(5)(6)	US$0.0348 —US$0.1007	—
Lip-Bu Tan	—	4,634,877	(1)(6)	US$0.0348 —US$0.1007	—
Chen Shanzhi	—	3,145,319	(7)	US$0.0827	—
Gao Yonggang	—	3,145,319	(7)	US$0.0827	—
Zhou Jie	—	—		—	—
Wang Zheng Gang	—	—		—	—

____________________

Notes:

1.	On February 17, 2009, each of Mr. Jiang , Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 ordinary shares at a price per ordinary share of US$0.0348. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the director’s service to the Board. As at May 31, 2010, none of these options have been exercised.

2.	On February 23, 2010, Mr. Jiang and Dr. Wang were granted an option to purchase 15,674,388 and 62,697,553 ordinary shares, respectively, at a price per ordinary share of US$0.0995. These options will expire on the earlier of February 22, 2020 or 120 days after termination of the director’s service to the Board. As at May 31, 2010, none of these options have been exercised.

3.	On February 23, 2010, Mr. Jiang was granted an award of 6,717,594 Restricted Share Units (each representing the right to receive one ordinary share) pursuant to our 2004 Equity Incentive Plan. These Restricted Share Units shall vest over 4 years as follows: 25% of the Restricted Share Units shall vest on each anniversary of 23 February 2010.

4.	On February 23, 2010, Dr. Wang was granted an award of 26,870,379 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to our 2004 Equity Incentive Plan. These Restricted Share Units shall vest over 4 years as follows: 25% of the Restricted Share Units shall vest on each anniversary of 23 February 2010, provided that Dr. Wang has remained an employee of the Company through the applicable vesting dates.

5.	On July 11, 2002, the compensation committee issued Mr. Kawanishi an option to purchase 500,000 ordinary shares pursuant to the terms of the 2001 Stock Option Plan. This option will expire on July 11, 2012. On January 15, 2004, the board issued him an option to purchase 1,000,000 ordinary shares pursuant to the terms of the 2001 Stock Option Plan. This option will expire on January 15, 2014. The exercise prices of the options are US$0.05 and US$0.10, respectively.

6.	On February 23, 2010, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 3,134,877 ordinary shares at a price per ordinary share of US$0.0995. These options will expire on the earlier of February 22, 2020 or 120 days after termination of the director’s service to the Board. As at May 31, 2010, none of these options have been exercised.

7.	Each of Mr. Chen and Mr. Gao was granted an option to purchase 3,145,319 ordinary shares at a price per ordinary share of US$0.0827. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the director’s service to the Board. As at May 31, 2010, none of these options have been exercised.

     The share holdings set forth above excludes shares beneficially owned by entities affiliated with our directors. Each of our directors disclaims beneficial ownership of the shares beneficially owned by such affiliated entity, except to the extent of such director’s pecuniary interest therein as disclosed above.

     The exercise price for our options is denominated in Hong Kong dollars. This annual report translates the Hong Kong dollar exercise prices for our options into U.S. dollars based on exchange rates that were in effect as of the applicable option grants dates

     The compensation committee has issued each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan. The exercise price of the options range from US$0.01 to US$0.35. The options expire between September 23, 2011 and May 23, 2020. The restricted share units expire between July 26, 2014 and May 23, 2020. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares of the company.

2001 Stock Plan and 2001 Regulation S Stock Plan

     On March 28, 2001, our board of directors and shareholders adopted our 2001 Stock Plan and our 2001 Regulation S Stock Plan. Under these plans, our directors, employees and consultants are eligible to acquire ordinary shares pursuant to options. At the time of adoption, 250,000,000 post-split ordinary shares were reserved for issuance under the 2001 Stock Plan and 470,000,000 post-split ordinary shares were reserved for issuance under the 2001 Regulation S Stock Plan. On August 27, 2003, our shareholders approved an increase in the number of authorized shares reserved under the plans of 3,438,900 post-split ordinary shares, increasing the total number of authorized shares reserved under the plans to 723,438,900 post-split ordinary shares. On August 27, 2003, September 22, 2003 and December 4, 2003, our shareholders approved additional increases in the number of shares reserved under our 2001 Regulation S Stock Plan of up to 325,000,000, 21,499,990 and 235,089,480 post-split ordinary shares, respectively, which amounts were to be adjusted from time to time to equal 10% of the post-split ordinary shares issuable upon the conversion of all Series C convertible preference shares and Series D convertible preference shares then outstanding. As of December 31, 2009, there were 998,675,840 post-split ordinary shares authorized for issuance under the plans, 285,423,228 post-split ordinary shares subject to outstanding options under the plans and 398,867,596 post-split ordinary shares outstanding from the exercise of options granted under the plans. These plans terminate on December 4, 2013 but may be terminated earlier by our board of directors.

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

2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan

     On April 12, 2001, our board of directors and shareholders adopted our 2001 Preference Shares Stock Plan and our 2001 Regulation S Preference Shares Stock Plan. Under these plans, our directors, employees and consultants were eligible to acquire Series A convertible preference shares prior to the completion of the global offering and ordinary shares upon or following the completion of the global offering, pursuant to options. At the time of adoption, 16,000,000 Series A preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Preference Shares Stock Plan, and 20,000,360 Series A convertible preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Regulation S Preference Shares Stock Plan. On August 19, 2002, our shareholders approved an increase in the number of shares issuable under the plans of 18,000,180 Series A convertible preference shares, increasing the total number of authorized shares reserved under the plans to 54,000,540 Series A convertible preference shares. On August 27, 2003, our shareholders approved a net decrease in the number of shares issuable under the plans of 343,890 Series A convertible preference shares, decreasing the total number of authorized shares reserved under the plans to 53,656,650 Series A convertible preference shares. Upon the conversion of our preference shares into ordinary shares in connection with the global offering, options granted under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan converted into options to purchase ordinary shares. As of December 31, 2009, there were 47,079,450 ordinary shares subject to outstanding options under the plans, and there were 400,747,130 ordinary shares outstanding from the exercise of options granted under the plans. Our board of directors has elected not to grant any further options under these plans.

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

     (f) Limit of the Stock Option Plan

     At the annual general meeting of the shareholders held on June 23, 2009, the shareholders of the Company approved an increase to the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,667,733 ordinary shares of the Company.

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

     (iii) save as to any contrary directions of the Compensation Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

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

     Then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

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

     Summary of the terms of the ESPP

     (a) Purposes of the ESPP

     The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favorable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

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

     (g) Limit of the ESPP

     At the annual general meeting of the shareholders held on June 23, 2009 the shareholders of the Company approved an increase the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,667,773 ordinary shares of the Company.

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

     Up and until December 31, 2009, the Company has not granted any purchase right under the ESPP.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     The following table sets forth information regarding the beneficial ownership as of December 31, 2009 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	2009			2008		2007
Name of Shareholder	Number of Shares		Percentage	Number of Shares	Percentage	Number of Shares	Percentage
	Held		Held	Held	Held	Held	Held
Datang Telecom Technology &
Industry Holdings Co., Ltd.
(“Datang”)	3,699,094,300	(1)	16.53%	3,699,094,300	16.57%	-	-

Shanghai Industrial Investment	420,008,000	(2)
(Holdings) Company Limited (“SIIC”)	1,833,269,340	(3)

Total	2,253,277,340		10.07%	2,253,277,340	10.09%	2,030,265,903	10.94%

Donald Smith & Co., Inc.	1,241,358,760	(4)	5.55%	1,326,812,150	5.94%	-	-
____________________

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(2)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(3)	All such Shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”) By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at December 31, 2009, our director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. Wang Zheng Gang, alternate to Zhou Jie, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

(4)	According to the Schedule 13G filed with the SEC on February 11, 2010 by Donald Smith & Co., Inc., all such shares are owned by advisory clients of Donald Smith & Co., Inc., no one of which, to the knowledge of Donald Smith & Co., Inc. owns more than 5% of the class. 1,241,368,750 ordinary shares were held in the form of 24,827,375 ADSs. Each ADS represents 50 ordinary shares.

     On November 9, 2009, we entered into a share and warrant issuance agreement with Taiwan Semiconductor Manufacturing Company (“TSMC”) whereupon we conditionally agreed to issue to TSMC 1,789,493,218 ordinary shares (the “New Common Shares”) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 ordinary shares of our company, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment (the “Warrant Shares”). Completion of the share and warrant issuance agreement is conditional upon, amongst other things, the obtaining of governmental approvals and the Listing Committee of the Stock Exchange agreeing to grant approvals for the listing of and permission to deal in the New Common Shares and the Warrant Shares and for the issuance of the warrant. As at the latest practicable date, the transaction has not been completed and none of the New Common Shares and the Warrant Shares have been issued to TSMC.

     Please see "Item 10. Additional Disclosure - Other Contracts" for a description of the share and warrant issuance agreement entered in by us and TSMC and the warrant agreement to be entered into (subject to receipt of required government and regulatory approvals) between SMIC and TSMC.

     Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. No shareholder has voting rights that are different from those of other shareholders.

     As of December 31, 2009, 22,375,886,604 ordinary shares (inclusive of 59,382,621 ADS shares) of our company were outstanding. Of these ordinary shares, 2,969,131,050 shares were registered in the name of DBS Ltd. Hong Kong Branch, on behalf of J.P. Morgan Chase Bank, the depositary under the deposit agreement. J.P. Morgan has advised us that, as of December 31, 2009, these 59,382,621 ADSs, representing 2,969,131,050 ordinary shares, were held of record by nine U.S. registered holders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

     We do not believe that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Related Party Transactions

     The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the rules and regulations promulgated pursuant to the U.S. Securities and Exchange Act of 1934, as amended, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under U.S. GAAP.

Indemnification Agreements and Service Contracts

     Indemnification Agreements. Article 156 of our Articles of Association provides (amongst others) that we may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as our director, officer, employee or agent at another entity, subject to certain limitations and applicable conditions.

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

a.	Original Indemnification Agreements.

On or around March 18, 2004, upon completion of the Global Offering, we entered into identical indemnification agreements with each director whose appointment as director took effect immediately upon the Global Offering, whom we refer to as the Global Offering Directors, whereby we agreed to, inter alia, indemnify our Global Offering Directors in respect of liability arising from their capacity as our directors. We refer to these indemnification agreements as, collectively, the Original Indemnification Agreements. Pursuant to the Original Indemnification Agreements, we were obliged to indemnify each Global Offering Director, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an ‘‘Applicable Claim’’) by reason of or arising out of any event or occurrence relating to the fact that he is or was a director of SMIC, or any of our subsidiaries, or is or was serving at our request at another corporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an ‘‘Indemnifiable Event’’). Our obligation to indemnify our Global Offering Directors pursuant to the Original Indemnification Agreements was subject to certain exceptions and limitations set out therein.

b.	New Indemnification Agreements; Service Contracts. At the annual general meeting of our shareholders on May 6, 2005, our shareholders, other than our directors, chief executive officer and their respective Associates (as defined in the HK Listing Rules) approved an amendment to the form of the Original Indemnification Agreements. As amended, we refer to the new form of Indemnification Agreements as the “New Indemnification Agreements. The New Indemnification Agreements executed by each of the directors superseded the Original Indemnification Agreements which we had previously entered into with any existing directors. The New Indemnification Agreement reflected the then new requirements under Rules 14A.35 of the HK Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the HK Listing Rules). The terms of the New Indemnification Agreements were the same as the Original Indemnification Agreements, except that the New Indemnification Agreements were subject to a term of three years and an annual cap. The annual cap in relation to the New Indemnification Agreements was not to exceed a maximum aggregate annual value as disclosed in our previous announcement. For the year ended December 31, 2009, no payment was made to any director under the New Indemnification Agreements.

Service Contracts. The New Indemnification Agreements remained in effect until the entering into between us and our directors of amended service contracts between October 7, 2008 and November 25, 2009 which include indemnity provisions. Each of our executive officers also signed service contracts which include indemnity provisions. We refer to the service contracts we have entered into with each of our directors and executive officers collectively as the Service Contracts. The indemnification provisions contained in the Service Contracts are substantially the same as the terms of the New Indemnification Agreements, except that the Service Contracts are not subject to a maximum term or to an annual cap. The indemnification provisions set forth in the Services Contracts will continue in effect with respect to Applicable Claims relating to Indemnifiable Events regardless of whether the relevant director or executive officer continues to serve as our director or executive officer or to serve at any other enterprise at our request. Except for these indemnification provisions, the Service Contracts do not provide for benefits upon termination of service or employment.

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

      The pricing for the transactions contemplated under the Strategic Cooperation Agreement are determined based on market value. The Caps, being the maximum aggregate values of transactions under the Strategic Cooperation Agreement, are US$50,000,000 for the period commencing on June 23, 2009 and ending on December 31, 2009, and US$100,000,000 for the period commencing on January 1, 2010 and ending on December 23, 2010, respectively, were approved by the shareholders of the Company at its annual general meeting held on June 23, 2009.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     Please see “Item 18. Financial Statements.”

     See “Item 4 - Information on the Company - Business Overview - Customers and Markets” regarding the percentage of our sales which are exported from China.

Litigation

Beginning in December 2003, we became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) alleging infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, we entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “2005 Settlement Agreement”) and agreed to pay TSMC $175 million in installments over a period of six years. We also entered into a patent cross license agreement with TSMC (the “2005 Patent Cross-License”).

On August 25, 2006, TSMC filed a lawsuit against us and certain of our subsidiaries in the Superior Court of the State of California, County of Alameda for alleged breach of the 2005 Settlement Agreement, alleged breach of promissory notes related to the 2005 Settlement Agreement and alleged trade secret misappropriation by us. We filed counterclaims against TSMC in the same court in September 2006 and also filed suit against TSMC in Beijing in November 2006. These lawsuits are collectively referred to below as the “Settled Actions”.

We settled the Settled Actions with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a settlement agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement. The 2009 Settlement Agreement resolved the Settled Actions. The Settled Actions constituted all pending litigation between us and TSMC at the time of settlement. The terms of the 2009 Settlement Agreement include the following:

1) Entry of judgment and mutual release of all claims that were or could have been brought in the Settled Actions;

2) Termination of the 2005 Settlement Agreement, including SMIC’s obligation to make remaining payments thereunder (approximately US$40 million); and termination of the 2005 Patent-Cross License;

3) Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4) Commitment to issue to TSMC of 1,789,493,218 shares of SMIC and one or more a warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment (referred to collectively as the “TSMC Warrant.”). Issuance of the shares and the TSMC Warrant are subject to receipt of required government and regulatory approvals;

5) Mutual covenants not to sue with respect to intellectual property misappropriation or infringement other than breaches of the 2009 Settlement Agreement, claims not related to the Settled Actions arising after November 9, 2009, and patent or trademark claims;

6) Agreement of the parties to return or destroy certain information;

7) Mutual covenants to preserve the confidentiality of certain information; and

8) An obligation of SMIC, in the event of a material breach of the 2009 Settlement Agreement or certain related documents that is uncured 30 days after notice from TSMC, to pay TSMC liquidated damages, in addition to any damages arising from such breach, in the amount of US$44 million plus a royalty equal to 5% of SMIC’s gross revenues derived from foundry services in respect of SMIC’s 90nm and larger manufacturing processes for 20 years from the date of such breach.

Please see “Item 10. Additional Disclosure – Other Contracts” for a description of the share and warrant issuance agreement entered into by us and TSMC in connection with the 2009 Settlement Agreement and the warrant agreement to be entered into (subject to receipt of required government and regulatory approvals) between SMIC and TSMC in connection with the 2009 Settlement Agreement.

Accounting Treatment for the 2005 Settlement Agreement:

In accounting for the 2005 Settlement Agreement, we determined that there were several components — settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

We do not believe that, under the 2005 Settlement Agreement, the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as assets under US GAAP.

We determined that the use of TSMC’s patent license portfolio prior to and subsequent to the 2005 Settlement Agreement date qualify as assets under US GAAP. US$16.7 million was allocated to the pre-2005 Settlement Agreement period, reflecting the amount that we would have paid for use of the patent license portfolio prior to the date of the 2005 Settlement Agreement. The remaining US$141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on our consolidated balance sheets as a deferred cost (“Deferred Cost”) and was amortized over a six-year period, which represents the life of the licensed patent license portfolio.

Accounting Treatment for the 2009 Settlement Agreement:

In accounting for the 2009 Settlement Agreement, we determined that there were three components of the 2009 Settlement Agreement:

1) Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

2) TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

3) Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately US$40 million.

We do not believe that any of the aforementioned items qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date. Further, all previously recorded Deferred Cost associated with the 2005 Settlement Agreement were immediately impaired and we recorded the related impairment loss of US$27.5 million in the consolidated statements of operations. The commitment to grant the shares to TSMC and the TSMC Warrant was initially measured at fair value and is being accounted for as a derivative with all subsequent changes in fair value being reflected in the consolidated statements of operations. We recorded US$269.6 million under operating expenses in the fourth quarter of fiscal 2009, and US$30.1 million as non-operating expenses relating to the change in fair value of the derivative instruments. Interest expense associated with the promissory notes of US$0.7 million was recorded in 2009.

Contingent Liability

     In 2008, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). Such cooperative manufacturing arrangements ended in 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and demanded further information supporting the Counterparty’s claims. The Counterparty also filed a demand for dispute arbitration in late 2009 for a portion of the claims. The Company plans to continue its investigations and negotiations with the Counterparty. The total amount of the claims is approximately US$45 million. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statements as of and during the year ended December 31, 2009.

Dividends and Dividend Policy

     At the end of 2009, the Company’s accumulated deficit increased to US$1,712.0 million from an accumulated deficit of US$748.5 million at the end of 2008. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

  the Company’s results of operations and cash flow;

  the Company’s future prospects;

  the Company’s capital requirements and surplus;

  the Company’s financial condition;

  general business conditions;

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
  recovery of losses, if any;

  allocation to the statutory common reserve funds;

  allocation to staff and workers’ bonus and welfare funds; and

  allocation to a discretionary common reserve fund if approved by the Company’s shareholders.
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

	Stock Exchange of Hong Kong						New York Stock Exchange(1)
	Closing price per ordinary share						Closing price per ADS
	High Price			Low Price			High Price			Low Price
2005
First Quarter	HK$	1.75	*	HK$	1.48		US$	11.14		US$	9.35
Second Quarter	HK$	1.71		HK$	1.48		US$	10.93		US$	9.52
Third Quarter	HK$	1.75	*	HK$	1.21		US$	11.33	*	US$	7.83
Fourth Quarter	HK$	1.33		HK$	1.00	*	US$	8.46		US$	6.68	*
2006
First Quarter	HK$	1.29	*	HK$	1.02		US$	8.38	*	US$	6.73
Second Quarter	HK$	1.21		HK$	1.00		US$	7.82		US$	6.36
Third Quarter	HK$	1.07		HK$	0.97		US$	6.88		US$	6.30
Fourth Quarter	HK$	1.03		HK$	0.87	*	US$	6.46		US$	5.48	*
2007
First Quarter	HK$	1.24	*	HK$	0.87		US$	8.30	*	US$	5.87
Second Quarter	HK$	1.24		HK$	1.04		US$	7.68		US$	6.69
Third Quarter	HK$	1.18		HK$	0.81		US$	7.50		US$	5.30
Fourth Quarter	HK$	1.11		HK$	0.71	*	US$	6.72		US$	4.57	*
2008
First Quarter	HK$	0.82	*	HK$	0.41		US$	4.98	*	US$	2.76
Second Quarter	HK$	0.78		HK$	0.44		US$	4.32		US$	2.88
Third Quarter	HK$	0.48		HK$	0.20		US$	2.99		US$	1.32
Fourth Quarter	HK$	0.35		HK$	0.11	*	US$	2.41		US$	0.89	*
2009
First Quarter	HK$	0.39		HK$	0.23	*	US$	2.29		US$	1.53	*
Second Quarter	HK$	0.47		HK$	0.27		US$	2.96		US$	1.82
Third Quarter	HK$	0.44		HK$	0.37		US$	2.86		US$	2.40
Fourth Quarter	HK$	0.66	*	HK$	0.35		US$	3.88	*	US$	2.30
2010
January	HK$	0.72		HK$	0.54		US$	4.65		US$	3.57
February	HK$	0.82		HK$	0.61		US$	5.19		US$	3.90
March	HK$	1.05		HK$	0.76		US$	6.67		US$	4.94
April	HK$	1.03		HK$	0.84		US$	6.73		US$	5.32
May	HK$	0.82		HK$	0.54		US$	5.20		US$	3.48
June (through June 15)	HK$	0.69		HK$	0.64		US$	4.00		US$	4.31
____________________

(1)	Each ADS represents 50 ordinary shares.

*	Indicates high and low prices for the fiscal year.

     At our request, trading in our shares on the Stock Exchange of Hong Kong was suspended with effect from November 4, 2009, 9:30 a.m., Hong Kong time, pending the release of our announcement regarding our entering into of the settlement agreement with Taiwan Semiconductor Manufacturing Company, Ltd. Pursuant to our application to the Hong Kong Stock Exchange, trading in our shares resumed on the Stock Exchange of Hong Kong with effect from 9:30 a.m., November 11, 2009, Hong Kong time Also at our request, trading in our ADSs on the NYSE was suspended for a like period.

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

     The principal terms of the Share Purchase Agreement are as follows:
  Right to Nominate Investor Nominees. Datang has the right to nominate two nominees to our board, provided that the decision of our board to appoint, or propose to our shareholders for appointment, any individual nominated by Datang as a director will be made in the best interests our company and our shareholders as a whole, and we are not obliged to simply appoint any individual nominated by Datang as a director without taking into account such considerations, provided further that. (a) subject to clause (b) below, the number of Datang nominees shall decrease to one if Datang, the HKCo and the permitted transferee, collectively, hold less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the our total issued nominal share capital, or Datang, together with the HKCo, holds less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued nominal share capital; and (b) the right to nominate any Datang nominee shall cease if Datang, the HKCO and the permitted transferee, collectively, hold less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued nominal share capital, or if Datang, together with HKCo, holds less than 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital.;

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

  Provision of fabrication services, or Production Cooperation. As part of our core business of semiconductors fabrication, we intend to give priority to the production requirements of Datang while Datang intends to give priority to engage or employ our fabrication services provided that our price, technology and service standards are comparable to competitors and at the prevailing market value. The price for the provision of fabrication services under the Production Cooperation will be determined by reference to market price.

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
     Long-Term Loan Facilities

     SMIC Shanghai and SMIC Tianjin entered into long-term loan facilities in 2006 See Item 5 - Liquidity and Capital Resources on page 65 for a description of these long-term loan facilities.

     2009 Settlement Agreement

     Please also see the section entitled “Litigation” above regarding the 2009 Settlement Agreement, TSMC Share and Warrant Agreement and TSMC Warrant Agreement.

Other Contracts

     Management Service Contracts with Cension Semiconductor Manufacturing Corporation and Wuhan Xinxin Semiconductor Manufacturing Corporation

     We provide management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”) which are government-owned foundries pursuant to the Operating and Management Agreement dated October 15, 2005 between us and Cension and the Operating and Management Agreement dated March 30, 2006 between us and Xinxin. Management service revenues under these agreements for 2009, 2008 and 2007 were $6,000,000, $33,000,000 and $42,000,000, respectively.

     In 2008 and 2007, we sold equipment with carrying value of $7,688 and $19,530,909 to Cension for $175,300, and $42,300,258, which resulted in gains on sale of $167,612 and $22,769,349, respectively. The Company did not sell any plant, equipment or other fixed assets to Cension in 2009.

     In 2008, the Company sold equipment with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599, of which $3,944,204 was outstanding as of December 2008. In 2009, there was no such transaction.

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

     The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to management revenue for services rendered and related equipment sold, respectively.

     The Company also reversed the deferred revenue of $9 million in relation to the management service rendered.

     Share and Warrant Issuance Agreement

     The share and warrant issuance agreement dated as of November 9, 2009 and entered into by us and TSMC in connection with the 2009 Settlement Agreement (the “TSMC Share and Warrant Issuance Agreement”) includes, among others, the following terms:

     1) Commitment to grant to TSMC 1,789,493,218 shares of SMIC and one or more warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment (referred to collectively as the “TSMC Warrant”).  Issuance of the shares and the TSMC Warrant are subject to receipt of required government and regulatory approvals;

     2) TSMC’s agreement that, subject to certain exceptions, it will not, except with the prior written consent of our Board of Directors, acquire any of our ordinary shares or other voting securities or securities convertible into or exchangeable for any such securities or take certain specified actions such as making a tender offer or commencing a proxy solicitation with respect to our shares, for so long as TSMC holds any of the securities to be issued to it under the 2009 Settlement Agreement and we have not become the subject of certain specified transactions related to a change of control of SMIC;

     3) Pre-emptive rights in favor of TSMC which permit TSMC to purchase its pro rata portion (based on the percentage of the issued share capital of SMIC beneficially owned by TSMC) of new equity issuances by SMIC, subject to certain specified exceptions and conditions, including compliance with the rules of the Stock Exchange of Hong Kong;

     4) Agreement by TSMC to vote all of the ordinary shares of SMIC held by it as recommended by our Board of Directors other than with respect to certain change of control transactions involving SMIC; and

     5) An obligation of SMIC, if the conditions to the issuance of our shares and the TSMC Warrant to be issued under the 2009 Settlement Agreement have not been satisfied prior to June 30, 2010, and if requested by TSMC, to sell the shares which would otherwise have been issued to TSMC (including the shares issuable under the TSMC Warrant if the trading price for SMIC’s shares exceeds the applicable exercise price for specified periods) in underwritten public offerings or share placements and to deliver the proceeds of any such offerings or placements (net of underwriters’ discounts or commissions to the placement agent, as applicable) to TSMC.

     Warrant Agreement

     The Warrant Agreement to be entered into (subject to receipt of required government and regulatory approvals) by SMIC and TSMC in connection with the 2009 Settlement Agreement (the “TSMC Warrant Agreement”) provides for adjustments to the number of shares issuable under the TSMC Warrant, the per share exercise price of the TSMC Warrant and/or the nature of the property issuable upon exercise of the TSMC Warrant including the following:

     1) In the event of stock dividends, stock splits and similar transactions, the number of shares issuable under the TSMC Warrant and the per share exercise price of the TSMC Warrant will be adjusted so as to make such dividend, split or similar transaction not affect the economic value of the TSMC Warrant;

     2) In the event of certain specified change of control transactions involving SMIC, the TSMC Warrant will become exercisable for the same consideration as would have been payable with respect to the shares of stock issuable under the TSMC Warrant in connection with that change of control transaction if such shares of stock had been issued prior to the change of control transaction; and

     3) In the event of the issuance by SMIC following November 9, 2009, of any new shares or securities exercisable for, convertible into or exchangeable for common shares of SMIC or similar rights, for a consideration per share (as determined in accordance with certain guidelines in the Warrant Agreement) less than the then-applicable per share exercise price for the TSMC Warrant then the number of shares issuable under the TSMC Warrant will be increased by multiplying such number by a fraction (A) the numerator of which is the then applicable per share exercise price under the TSMC Warrant and (B) the denominator of which is determined by dividing (i) the sum of (x) the then-applicable per share exercise price under the TSMC Warrant multiplied by the number of shares of SMIC outstanding prior to the new issuance plus (y) the total consideration received by SMIC in the new issuance (as determined in accordance with certain guidelines in the Warrant Agreement) by (ii) the number of shares of SMIC outstanding following the new issuance.

Exchange Controls

     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. The recent changes in the foreign currency policy of Renminbi do not have an impact on our overall sales. Approximately 0.9% of our sales for the year ended December 31, 2007, approximately 5.4% of our sales for the year ended December 31, 2008, and approximately 0.16% of our sales for the year ended December, 31, 2009 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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
  banks;

  dealers in securities or currencies;

  financial institutions;

  real estate investment trusts;

  insurance companies;

  tax-exempt organizations;

  persons holding ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

  traders in securities that have elected the mark-to-market method of accounting;

  persons liable for the alternative minimum tax;

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
  a citizen or resident of the United States;

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

     Distributions on ADSs or Ordinary Shares. Subject to the discussion under “-Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:
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

     Sale, Exchange or Other Disposition of ADSs or Ordinary Shares. Subject to the discussion under “-Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s tax basis in an ADS or an ordinary share will be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

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

     To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in the holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are PFIC, no distribution will qualify for taxation at the preferential rate for non-corporate holders discussed in “-Distributions on ADSs or Ordinary Shares” above.

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

     To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2009, we had outstanding foreign currency forward exchange contracts with notional amounts of US$9 million, all of which will mature during 2010. As of December 31, 2009, the fair value of foreign currency forward exchange contracts was approximately a loss of US$0.4 million, which is recorded in other income and other current assets.

     We do not enter into foreign currency exchange contracts for speculative purposes. See “Risk Factors-Risks Related to Our Financial Condition and Business-Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” and “-Risks Related to Conducting Operations in China-Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.”

	As of December 31, 2009
	(in US$ thousands)
	Notional
	Amount
	2009	Fair Value
Forward Exchange Agreement
(Receive RMB/Pay US$)
Contract Amount	(12,236)	(39)
(Receive EUR/Pay US$)
Contract Amount	21,265	(390)
Total Contract Amount	9,029	(429)

Cross Currency Swap Fluctuation Risk

     On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The company is primarily exposed to changes in the exchange rate for the Euro.

     To minimize the risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contract does not qualify for hedge accounting.

     For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting.

     As of December 31, 2009, the Company had outstanding cross currency swap contracts with notional amounts of US$24.7 million, all of which will mature in 2012. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. In 2009, we recorded a gain approximately US$0.6 million from cross currency swap contracts in other expenses, net. As of December 31, 2009, the fair value of cross currency swap contracts were approximately US$(0.1) million.

Interest Rate Risk

     Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2009. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR rate, while our EUR-denominated loans have interest rates linked to the EURIBOR rates. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2010	2011	2012	2013	2014
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated

Average balance	388,792	78,924	9,506	—	—

Average interest rate	1.82%	2.40%	2.92%	—	—
EUR denominated
Average balance	29,789	16,201	3,245	—	—
Average interest rate	1.21%	1.56%	1.88%	—	—
Weighted average forward interest rate	1.82%	2.37%	2.86%	—	—

Item 12. Description of Securities Other Than Equity Securities

American Depository Shares

Fees and Charges That An ADR Holder May Have To Pay

Category	Depositary Actions	Associated Fee
(as defined by SEC)
(a) Depositing or substituting the underlying shares
Each person to whom ADSs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10) of the Deposit Agreement as filed with the SEC on March 10, 2004 which we are referred to herein as the “Depositary Agreement”)
$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
(b) Receiving or distributing dividends	Distribution of dividends	$.02 or less per ADS (or portion thereof)
(c) Selling or exercising rights	Distribution or sale of securities	Such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities
(d) Withdrawing an underlying security	Each person surrendering ADSs for withdrawal of Deposited Securities	$5.00 for each 100 ADSs (or portion thereof) surrendered.
(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	$1.50 per ADR
(f) General depositary services, particularly those charged on an annual basis.	Not applicable	Not applicable
(g) Expenses of the depositary
Fees and expenses incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of Deposited Securities or otherwise in connection with the Depositary's or its Custodian's compliance with applicable law, rule or regulation.

The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except
(i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares),
(ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders),
(iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and
(iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency). These charges may be changed in the manner indicated in paragraph (16) of the Depositary Agreement.

Fees and Payments Made By The Depositary To The Company

DIRECT PAYMENTS
J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended 2009, the depositary did not make reimbursement. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

INDIRECT PAYMENTS
As part of its service to the Company, J.P. Morgan has agreed to waive $120,000 annually for on-going ADR Program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2009.

Category of Expenses	Amount Waived or Paid for Fiscal
Year Ended December 31, 2009
Third-party expenses paid directly	$0
Fees waived	$120,000

PART II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     Our Chief Executive Officer and our Chief Financial and Accounting Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). They have concluded that as of December 31, 2009, our disclosure controls and procedures were not effective due to a material weakness below.

Report By Management On Internal Control Over Financial Reporting

     The management of Semiconductor Manufacturing International Corporation (“SMIC”) is responsible for establishing and maintaining effective internal control over financial reporting. SMIC’s internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

     All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

     SMIC management assessed the effectiveness of internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2009 due to a material weakness. As a result, our ability to record, process, and summarize financial reports in a manner consistent with management assertions could be adversely effected pursuant to Public Company Accounting Oversight Board Audit Standard 5. In making this assessment, we also used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control — Integrated Framework.

     Based on these criteria, Management identified the following material weakness: the control procedures to ensure adequate communication occurs among internal functions so that proper accounting analysis is conducted by those charged with financial reporting and accounting prior to closing the financial accounts and that all relevant information relating to non-routine transactions and significant accounting estimates known to senior management and other internal functions is communicated timely to those charged with the responsibility of financial reporting and maintaining the Company’s books and records did not operate effectively.

     As a result of this material weakness, we have initiated and will continue to implement remediation measures for this material weakness including, but not limited to improving centralized documentation control, improving the internal communication procedures between senior executive management, accounting personnel, and related business owners, and strengthening policies and procedures related to the transferring of responsibilities and the handoff of personnel duties. Any failure to implement these improvements to internal controls over financial reporting may render our future assertions as ineffective and potentially impact our ability to produce reliable financial reports, effectively manage the company, prevent fraud, and could potentially harm our business and our performance.

Attestation Report of the Registered Public Accounting Firm

     The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by our independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in its report (See F-1).

Changes In Internal Control Over Financial Reporting

     There were no changes in the design in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.  As identified in Report by Management on Internal Control Over Financial Reporting, a material weaknesses was identified in our internal control as of December 31, 2009.  Our plans for remediating such material weaknesses, which would constitute changes in our internal control over financial reporting prospectively, are also enumerated in that report.

Item 16A. Audit Committee Financial Expert

     Our board has determined that Mr. Lip-Bu Tan is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Tan is independent as such term is defined under Section 303A.02 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

     We have adopted a Code of Business Conduct and Ethics which is applicable to all of our employees, including our Chief Executive Officer, Chief Financial and Accounting Officer, and any other persons performing similar functions.

     Our Code of Business Conduct and Ethics is available, free of charge, to any person who sends a request for a paper copy to us at Semiconductor Manufacturing International Corporation, 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, Attention: Investor Relations.

Item 16C. Principal Accountant Fees and Services

     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2008 and December 31, 2009.

	2008		2009
Audit Fees	US$	1,584,925	US$	1,291,969
Audit-Related Fees	US$	-	US$	-
Tax Fees	US$	-	US$	-

Total	US$	1,584,925	US$	1,291,969

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Pursuant to the terms of our 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan recipients of stock options to purchase our ordinary shares are entitled to early exercise their options, subject to our right of repurchase. When employees, directors, or service providers who have early exercised their options terminate their employment with us, we may repurchase the unvested shares subject to the option, at a price which is the lower of the exercise price of the option and the fair market value of our ordinary shares as of the date of repurchase. Other than repurchases of unvested shares upon termination of employment pursuant to these employee stock option plans, we have not repurchased any of our outstanding capital stock during 2009.

Item 16F. Change in Registrant Certifying Accountant

     Not applicable.

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

Item 18. Financial Statements

     See pages F-1 to F-50.

Item 19. Exhibits

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008 (1)

Exhibit 4.1	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement (2)

Exhibit 4.2	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank (2)

Exhibit 4.3	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.4	Form of Service Contract between the Company and each of its executive officers (3)

Exhibit 4.5	Form of Service Contract between the Company and each of its directors (3)

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank (4)

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank (4)

Exhibit 4.8	Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(5)

Exhibit 4.9	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (6)

Exhibit 4.10	Settlement Agreement dated November 9, 2009 by and between the Company and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Share and Warrant Agreements

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu
____________________

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008, filed June 22, 2009.

(4)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

(5)	Previously filed as an exhibit to the Registrant’s Form 6-K dated November 17, 2008. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(6)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL
CORPORATION

Date: June 29, 2010	By:	/s/ David NK Wang
		Name:	David NK Wang
		Title:	President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2007, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2007, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2010, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong

April 26, 2010

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited Semiconductor Manufacturing International Corporation and subsidiaries’ (the “Company’s”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the control procedures to ensure that adequate accounting analysis is conducted by those charged with financial reporting and accounting prior to closing the financial accounts and that all relevant information relating to non-routine transactions and significant accounting estimates known to senior management and other internal functions is communicated timely to those charged with the responsibility of financial reporting and maintaining the Company’s books and records did not operate effectively. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements as of and for the year ended December 31, 2009, of the Company and our report dated April 26, 2010 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
April 26, 2010

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Year ended December 31,
	2009	2008	2007
Sales	$1,070,387,103	$1,353,711,299	$1,549,765,288
Cost of sales	1,184,589,553	1,412,851,079	1,397,037,881
Gross (loss) profit	(114,202,450)	(59,139,780)	152,727,407
Operating expenses (income):
Research and development	160,753,629	102,239,779	97,034,208
General and administrative	215,565,907	58,841,103	74,489,877
Selling and marketing	26,565,692	20,661,254	18,715,961
Amortization of acquired intangible assets	35,064,589	32,191,440	27,070,617
Impairment loss of long-lived assets	138,294,783	106,740,667	—
Loss (gain) from sale of equipment and
other fixed assets	3,832,310	(2,877,175)	(28,651,446)
Litigation settlement	269,637,431	—	—
Total operating expenses, net	849,714,341	317,797,068	188,659,217
Loss from operations	(963,916,791)	(376,936,848)	(35,931,810)
Other income (expense):
Interest income	2,591,284	11,542,339	12,348,630
Interest expense	(24,699,336)	(50,766,958)	(37,936,126)
Change in the fair value of commitment
to issue shares and warrants	(30,100,793)	—	—
Foreign currency exchange gain	4,179,986	3,229,710	11,249,889
Others, net	4,626,008	7,428,721	2,237,902
Total other expense, net	(43,402,851)	(28,566,188)	(12,099,705)
Loss before income tax	(1,007,319,642)	(405,503,036)	(48,031,515)
Income tax benefit (expense)	46,624,242	(26,432,993)	29,719,775
Loss from equity investment	(1,782,142)	(444,211)	(4,012,665)
Net loss	(962,477,542)	(432,380,240)	(22,324,405)
Accretion of interest to noncontrolling interest	(1,059,663)	(7,850,880)	2,856,258
Loss attributable to Semiconductor Manufacturing
International Corporation	(963,537,205)	(440,231,120)	(19,468,147)
Loss per share, basic and diluted
Net loss per share attributed to Semiconductor Manufacturing
International Corporation	$(0.04)	$(0.02)	$(0.00)
Shares used in calculating basic and
diluted loss per share	22,359,237,084	18,682,544,866	18,501,940,489

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2009	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$443,462,514	$450,229,569	$469,284,013
Restricted cash	20,360,185	6,254,813	—
Short-term investments	—	19,928,289	7,637,870
Accounts receivable, net of allowances
of $96,144,543, $5,680,658 and
$4,492,090 at December 31, 2009,
2008 and 2007, respectively	204,290,545	199,371,694	298,387,652
Inventories	193,705,195	171,636,868	248,309,765
Prepaid expense and other current assets	28,881,866	56,299,086	31,237,755
Receivable for sale of equipment and
other fixed assets	—	23,137,764	17,321,000
Assets held for sale	8,184,462	—	3,123,567
Current portion of deferred tax assets	8,173,216	—	—
Total current assets	907,057,983	926,858,083	1,075,301,622

Prepaid land use rights	78,111,788	74,293,284	57,551,991
Plant and equipment, net	2,251,614,217	2,963,385,840	3,202,957,665
Acquired intangible assets, net	182,694,105	200,059,106	232,195,132
Deferred cost, net	—	47,091,516	70,637,275
Equity investment	9,848,148	11,352,186	9,896,398
Other long-term prepayments	391,741	1,895,337	2,988,404
Deferred tax assets	94,358,635	45,686,470	56,915,172
TOTAL ASSETS	3,524,076,617	$4,270,621,822	$4,708,443,659
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$228,882,804	$185,918,539	$301,992,739
Short-term borrowings	286,864,063	201,257,773	107,000,000
Current portion of long-term debt	205,784,080	360,628,789	340,692,788
Accrued expenses and other current liabilities	111,086,990	122,173,803	150,109,963
Current portion of promissory notes	78,608,288	29,242,001	29,242,000
Commitment to issue shares and warrants relating to litigation settlement	120,237,773	—	—
Income tax payable	58,573	552,006	1,152,630
Total current liabilities	1,031,522,571	899,772,911	930,190,120

	December 31,
	2009	2008	2007
Long-term liabilities:
Non-current portion of promissory notes	83,324,641	23,589,958	51,057,163
Long-term debt	550,653,099	536,518,281	616,294,743
Long-term payables relating to license agreements	4,779,562	18,169,006	62,833,433
Other long term liabilities	21,679,690	—	—
Deferred tax liabilities	1,035,164	411,877	604,770
Total long-term liabilities	661,472,156	578,689,122	730,790,109
Total liabilities	1,692,994,727	1,478,462,033	1,660,980,229
Noncontrolling interest	34,841,507	42,795,288	34,944,408
Commitments
Equity:
Ordinary shares, $0.0004 par value,
50,000,000,000 shares authorized,
22,375,886,604, 22,327,784,827
and 18,558,919,712 shares issued
and outstanding at December 31,
2009, 2008 and 2007, respectively	8,950,355	8,931,114	7,423,568
Additional paid-in capital	3,499,723,153	3,489,382,267	3,313,375,972
Accumulated other comprehensive loss	(386,163)	(439,123)	(1,881)
Accumulated deficit	(1,712,046,962)	(748,509,757)	(308,278,637)
Total equity	1,796,240,383	2,749,364,501	3,012,519,022
TOTAL LIABILITIES, NONCONTROLLING
INTEREST AND EQUITY	$3,524,076,617	$4,270,621,822	$4,708,443,659

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE LOSS

(In US dollars, except share data)

				Accumulated
				other			Total
	Ordinary		Additional paid-in	comprehensive	Accumulated	Total	comprehensive
	Share	Amount	capital	loss	deficit	equity	loss
Balance at January 1, 2007	18,432,756,463	$7,373,103	$3,288,765,465	$91,840	$(288,810,490)	$3,007,419,918	$(44,156,216)
Exercise of stock options	126,455,749	50,582	3,988,549	—	—	4,039,131	—
Repurchase of restricted ordinary shares	(292,500)	(117)	(21,383)	—	—	(21,500)	—
Share-based compensation	—	—	20,643,341	—	—	20,643,341	—
Net loss	—	—	—	—	(19,468,147)	(19,468,147)	(19,468,147)
Foreign currency translation adjustments	—	—	—	(93,721)	—	(93,721)	(93,721)
Balance at December 31, 2007	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$(308,278,637)	$3,012,519,022	$(19,561,868)
Exercise of stock options	69,770,815	27,908	768,361	—	—	796,269	—
Issuance of ordinary shares to a stockholder	3,699,094,300	1,479,638	163,620,362	—	—	165,100,000	—
Share-based compensation	—	—	11,617,572	—	—	11,617,572	—
Net loss	—	—	—	—	(440,231,120)	(440,231,120)	(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	(437,242)	(437,242)
Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501	$(440,668,362)
Exercise of stock options	48,101,777	19,241	195,785	—	—	215,026	—
Share-based compensation	—	—	10,145,101	—	—	10,145,101	—
Net loss	—	—	—	—	(963,537,205)	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	52,960	—	52,960	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383	$(963,484,245)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2009	2008	2007
Operating activities:
Net loss	$(962,477,542)	$(432,380,240)	$(22,324,405)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Deferred taxes	(56,222,094)	11,035,809	(31,234,415)
Loss (income) from sale of fixed assets	3,832,310	(2,877,175)	(28,651,446)
Depreciation and amortization	748,185,169	761,808,822	706,277,464
Non-cash interest expense on promissory notes
and long-term payable relating to license agreements	3,844,324	6,915,567	4,762,343
Amortization of acquired intangible assets	35,064,589	32,191,440	27,070,616
Share-based compensation	10,145,101	11,617,572	20,643,341
Loss from equity investment	1,782,142	444,211	4,012,665
Impairment loss of long-lived assets	138,294,783	106,740,667	—
Litigation settlement (noncash portion)	239,637,431	—	—
Change in the fair value of commitment to issue
shares and warrants	30,100,793	—	—
Allowance for doubtful accounts	111,584,756	1,188,568	443,245
Changes in operating assets and liabilities:
Accounts receivable	(95,382,736)	97,827,390	(46,645,922)
Inventories	(22,068,328)	76,672,897	26,869,187
Prepaid expense and other current assets	28,920,815	(23,968,264)	(9,339,779)
Accounts payable	35,788,601	(76,827,049)	19,852,824
Accrued expenses and other current liabilities	11,349,772	(7,487)	2,982,369
Income tax payable	(493,433)	(600,624)	1,080,213
Other long term liabilities	21,679,690	—	(3,333,333)
Net cash provided by operating activities	283,566,143	569,782,104	672,464,967
Investing activities:
Purchase of plant and equipment	(217,269,234)	(669,054,599)	(717,170,957)
Proceeds from government subsidy to purchase plant
and equipment	54,125,325	4,181,922	—
Proceeds received from sale of assets held for sale	1,482,716	563,008	16,476,045
Proceeds from disposal of plant and equipment	3,715,641	2,319,597	98,128,041
Purchase of acquired intangible assets	(59,096,987)	(79,277,586)	(90,090,114)
Purchase of short-term investments	(49,974,860)	(291,007,766)	(135,241,799)
Sale of short-term investments	69,903,150	278,717,347	185,554,532
Change in restricted cash	(14,105,371)	(6,254,813)	—
Purchase of equity investment	(278,103)	(1,900,000)	—
Net cash used in investing activities	(211,497,723)	(761,712,890)	(642,344,252)

	Year ended December 31,
	2009	2008	2007
Financing activities:
Proceeds from short-term borrowings	726,897,421	422,575,386	201,658,000
Repayment of short-term borrowings	(641,291,131)	(328,317,613)	(165,658,000)
Repayment of promissory note	(15,000,000)	(30,000,000)	(30,000,000)
Proceeds from long-term debt	100,945,569	285,929,954	262,247,672
Repayment of long-term debt	(241,655,460)	(345,770,415)	(195,628,015)
Proceeds from exercise of employee stock options	215,026	796,269	4,039,131
Proceeds from issuance of ordinary shares	—	168,100,000	—
Repurchase of restricted ordinary shares	—	—	(21,500)
Redemption of noncontrolling interest	(9,013,444)	—	(1,000,000)
Net cash (used in) provided by financing activities	(78,902,019)	173,313,581	75,637,288
Effect of exchange rate changes	66,544	(437,239)	(93,721)
NET (DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS	(6,767,055)	(19,054,444)	105,664,282
CASH AND CASH EQUIVALENTS, beginning of year	450,229,569	469,284,013	363,619,731
CASH AND CASH EQUIVALENTS, end of year	$443,462,514	$450,229,569	$469,284,013
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Income taxes paid	$9,636,901	$15,997,808	$435,109
Interest paid	$37,934,992	$54,423,059	$45,322,891
SUPPLEMENTAL DISCLOSURES OF INVESTING OR
FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(105,618,026)	$(99,592,362)	$(138,839,513)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. As of December 31, 2009, the Company operates primarily through the following subsidiaries:

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Better Way Enterprises Limited	Samoa	100%	Provision of marketing related
(“Better Way”)	April 5, 2000		activities

Semiconductor Manufacturing	People’s Republic of	100%	Manufacturing and trading of
International (Shanghai)	China (the “PRC”)		semiconductor products
Corporation (“SMIS”)*#	December 21, 2000

SMIC, Americas	United States of America	100%	Provision of marketing related
	June 22, 2001		activities

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of
International (Beijing) Corporation	July 25, 2002		semiconductor products
(“SMIB”)*#

SMIC Japan Corporation#	Japan	100%	Provision of marketing related
	October 8, 2002		activities

SMIC Europe S.R.L	Italy	100%	Provision of marketing related
	July 3, 2003		activities

SMIC Commercial (Shanghai) Limited	PRC	100%	Operation of a convenience
Company (formerly SMIC	September 30, 2003		store
Consulting Corporation)*

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of
International (Tianjin) Corporation	November 3, 2003		semiconductor products
(“SMIT”)*#

Semiconductor Manufacturing	Cayman Islands	66.3%	Investment holding
International (AT) Corporation	July 26, 2004
(“AT”)#

Semiconductor Manufacturing	PRC	66.3%	Manufacturing and trading of
International (Chengdu)	December 28, 2004		semiconductor products
Corporation (“SMICD”)*

SMIC Energy Technology (Shanghai)	PRC	100%	Manufacturing and trading of
Corporation (“Energy Science”)*#	September 9, 2005		solar cell related
			semiconductor products

SMIC Development (Chengdu)	PRC	100%	Construction, operation, and
Corporation*#	December 29, 2005		management of SMICD’s
			living quarter, schools, and
			supermarket

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing	British Virgin Islands	100%	Investment holding
International (BVI) Corporation	April 26, 2007
(“SMIC (BVI)”)

Admiral Investment Holdings Limited	British Virgin Islands	100%	Investment holding
	October 10, 2007

SMIC Shenzhen (HK) Company	Hong Kong	100%	Investment holding
Limited	January 29, 2008

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of
International (Shenzhen)	March 20, 2008		semiconductor products
Corporation*

SilTech Semiconductor (Shanghai)	PRC	100%	Manufacturing and trading of
Corporation Limited*	March 3, 2009		semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”) excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.

#	Abbreviation for identification purposes

In addition to the above, the Company has a number of wholly owned subsidiaries that are dormant companies without substantive operations, in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands. Please see “Item 4-Information on the Company – Organizational Structure” for a full listing of subsidiaries.

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

(b) Principles of consolidation
The consolidated financial statements include the accounts of Semiconductor Manufacturing International Corporation and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long-lived assets, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government grants for fab construction.

(f)
Investments
Short-term investments consisting primarily of debt instruments and mutual funds are classified either as held-to-maturity, available-for-sale or trading securities.

Held-to-maturity securities have been recorded at amortized cost.

Available-for-sale securities have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income or loss. The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled. Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

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

Held-to-maturity securities, available-for-sale securities and non-marketable equity investments are evaluated for impairment annually, or more frequently if the Company identifies indicator of impairment. Investments are considered to be impaired when a decline in fair value is judged to be other than temporary, when events or circumstances are identified that would significantly harm the fair value of the investment and the fair value is significantly below cost basis and/or the significant decline has lasted for an extended period of time. If the investment is other than temporarily impaired, the investment would be written down to its fair value.

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
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

(i)	Prepaid land use rights Prepaid land use rights, which all located in the PRC, are recorded at cost and are charged to income ratably over the term of the agreements which range from 50 to 70 years.

(j)	Plant and equipment, net Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized, net of government subsidies received. (see Note 2(n) — “Capitalization of interest”). Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets
Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 3 to 10 years.

(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on our asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis. (see Note 3 — “Fair Value”).

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

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes.

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

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured. (see Note 21 — “Transactions With Managed Government-Owned Foundries”).

(n)	Capitalization of interest
Interest incurred during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2009	2008	2007
Total actual interest expense (non-litigation)	$41,421,385	$70,735,520	$72,686,950
Recorded in the consolidated statements of
operations	(24,699,336)	(50,766,958)	(37,936,126)
Gross capitalized interest	16,722,049	19,968,562	34,750,824
Government subsidies	(11,617,950)	(9,308,764)	(27,083,604)
Net capitalized interest	$5,104,099	$10,659,798	$7,667,220

(o)	Government subsidies
The Company received the following types of government subsidies:

(1)	Reimbursement of certain interest costs incurred on borrowings
The Company received government cash subsidies of $11,617,950, $9,308,764, and $27,083,604 in 2009, 2008 and 2007, respectively, which were based on the interest expense on the Company’s budgeted borrowings. The Company records government subsidies as a reduction of interest expense on an accrual basis.

(2)	Government awards
The Company received government awards of $31,855,697, $56,967,187, and $5,058,722 in the form of reimbursement of certain expenses in 2009, 2008 and 2007, respectively. These awards were recorded as reduction of expenses accordingly.

(3) Government subsidy for fab construction Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

In 2009, 2008 and 2007 the Company received government subsidies of $54,125,325, $7,324,792 and $nil, of which $57,257,456, $4,181,922 and $nil were used to offset the cost of fixed assets or construction in progress in 2009, 2008 and 2007, respectively.

(p)	Research and development costs
Research and development costs are expensed as incurred and reported net of related government subsidies.

(q)
Start-up costs
The Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the new subsidiaries such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

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

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of equity and comprehensive income (loss).

(s)
Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

(t)
Comprehensive income (loss)
Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of equity and comprehensive income (loss).

(u)
Fair value of financial instruments
When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. See Note 3 — “Fair Value”, for further details.

(v)
Share-based compensation
The Company grants stock options to its employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company’s total share-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was $10,145,101, $11,617,572, and $20,643,341 respectively.

(w)	Derivative financial instruments
The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

(x)
Recently issued accounting standards
In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends accounting guidance regarding the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The adoption of ASU 2009-05 does not have a material impact on the Company’s consolidated financial position or result of operations.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force”. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this new guidance on January 1, 2011. The adoption of this new guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Company does not expect ASU 2009-17 to have a material impact on its consolidated financial statements.

(x)
Recently issued accounting standards (continued)
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). The ASU amends ASC 820 (previously SFAS 157, “Fair Value Measurements”) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. ASU 2010-06 does not change the accounting treatment for fair value measurements and will change the Company’s disclosure for fair value measurements.

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

On January 1, 2009, the Company adopted the new accounting standard relating to noncontrolling interests (previously referred to as minority interests) that changed the accounting and reporting for noncontrolling interests in the consolidated financial statements. The noncontrolling interests as of December 31, 2009, 2008 and 2007 was comprised of redeemable convertible preferred shares in AT that were not owned by the Company. ASC810 is effective for the Company on a prospective basis, except for presentation and disclosure requirements that are applied retrospectively. The accretion of interests to noncontrolling interest are now included after “Net Loss” in the consolidated statement of operations.

3.	FAIR VALUE

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest swap contracts	—	503,551	—	1,086,822
Derivative assets measured at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange contracts	$—	$483,421	$—	$(3,835,234)
Interest rate swap contracts	—	529,712	—	(127,336)
Cross-currency interest swap contracts	—	388,913	—	(519,099)
Commitment to issue shares and warrants
relating to litigation settlement		120,237,773		(30,100,793)
Derivative liabilities measured at fair value	$—	$121,639,819	$—	$(34,582,462)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$665,584	$—	$4,350,382
Cross-currency interest swap contracts	—	873,040	—	2,324,228
Derivative assets measured at fair value	$—	$1,538,624	$—	$6,674,610
Liabilities:
Forward foreign exchange contracts	$—	4,175,889	$—	(10,809,932)
Cross-currency interest swap contracts	—	1,233,129	—	(1,670,195)
Derivative liabilities measured at fair value	$—	$5,409,018	$—	$(12,480,127)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles. (See Note 26 — “Litigation”)

Assets Measured at Fair Value on a Nonrecurring Basis

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets held for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million, which was included in earnings for the year ended December 31, 2009.

Assets Measured at Fair Value on a Nonrecurring Basis (continued)
In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million, which was included in earnings for the year ended December 31, 2009.

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held and used	$—	$—	$916,958,304	$(105,774,000)
	$—	$—	$916,958,304	$(105,774,000)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of approximately $1.0 billion were written down to their fair value of approximately $917.0 million, resulting in an impairment charge of $105.8 million, which was included in earnings for the year ended December 31, 2008.

Financial Instruments not Recorded at Fair Value
Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short- term borrowings, long-term promissory notes, long-term payables relating to license agreements, long- term debt, accounts payables and accounts receivables. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes, primarily consisting those associated with the 2009 litigation settlement that occurred in November 2009 (see Note 26), approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2009. The Company’s other financial instruments that are not recorded at fair value are not significant.

4.	SHORT-TERM INVESTMENTS

As of December 31, 2008 and 2007, the Company had the following held-to-maturity security, respectively:

Debt instruments maturing in one year
		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gains	losses	Fair value
December 31, 2008	$19,928,289	$—	$—	$19,928,289
December 31, 2007	$7,637,870	$—	$—	$7,637,870

The Company did not have any held-to-maturity securities or short-term investments as of December 31, 2009.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company has the following notional amount of derivative instruments:

	December 31,
	2009	2008	2007
Forward foreign exchange contracts	$9,028,995	$220,687,295	$404,103
Interest rate swap contracts	54,000,000	—	—
Cross-currency interest rate swap contracts	24,699,730	36,731,630	51,057,531
	$87,728,725	$257,418,925	$51,461,634

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2009, 2008 and 2007, gains and losses on the foreign currency forward exchange contracts were recognized in the foreign currency exchange gain. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

Settlement currency	Notional amount	US dollar equivalents
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	(83,496,523)	(12,236,254)
		$9,028,995
As of December 31, 2008
Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004
		$220,687,295
As of December 31, 2007
Renminbi	2,950,400	$404,103

In 2009, 2008 and 2007, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting. In 2009, 2008 and 2007, gains or losses on the interest rate swap contracts were recognized in the interest income or interest expense. As of December 31, 2009, 2008 and 2007, the Company had outstanding cross-currency interest rate swap contracts as follows:

Settlement currency	Notional amount	US dollar equivalents
As of December 31, 2009
Euro	17,219,555	$24,699,730
As of December 31, 2008
Euro	25,922,110	$36,731,630
As of December 31, 2007
Euro	34,624,665	$51,057,531

In 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The contracts are designated and qualify as cash flow hedges for which the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same periods when interest payments associated with the outstanding debts occurred. The hedging relationships were highly effective and therefore no gain or losses representing hedge ineffectiveness were recorded in the earnings.

As of December 31, 2009, the Company had outstanding interest rate swap contracts with notional amounts of $54,000,000.

The fair values of each derivative instrument are as follows:

	December 31,
	2009	2008	2007
Forward foreign exchange contracts	$(428,979)	$(3,510,305)	$530,354
Interest rate swap contracts	(529,712)	—	—
Cross-currency interest rate swap contracts	114,638	(360,089)	1,003,275
	$(844,053)	$(3,870,394)	$1,533,629

As of December 31, 2009 and 2008, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities, and as of December 31, 2007, the fair value of these derivative instruments was recorded in prepaid expense and other current assets. The change in fair value of forward foreign exchange contracts and cross currency interest rate swap contracts were recorded as part of other income (expense) and the change in fair value of interest rate swap contracts was recorded as part of interest expense.

6.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCES

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowance for doubtful accounts, is as follows:

	2009	2008	2007
Current	$160,802,634	$108,109,977	$249,489,644
Overdue:
Within 30 days	30,882,525	18,211,498	39,131,577
Between 31 to 60 days	1,641,710	6,073,500	6,107,866
Over 60 days	10,963,676	66,976,719	3,658,565
	$204,290,545	$199,371,694	$298,387,652

The change in the allowances for doubtful accounts is as follows:

	2009	2008	2007
Balance, beginning of year	$5,680,658	$4,492,090	$4,048,845
Provision recorded during the year	94,704,790	1,301,556	487,920
Write-offs in the year	(4,240,905)	(112,988)	(43,675)
Balance, end of year	$96,144,543	$5,680,658	$4,492,090

7.	INVENTORIES

	2009	2008	2007
Raw materials	$57,279,287	$76,299,347	$83,645,656
Work in progress	102,538,543	53,674,794	139,959,481
Finished goods	33,887,365	41,662,727	24,704,628
	$193,705,195	$171,636,868	$248,309,765

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand. In 2009, 2008 and 2007, inventory was written down by $26,296,168, $40,818,979, and $22,676,608 respectively, and recorded in cost of sales to reflect the lower of cost or market adjustments.

8.	ASSETS HELD FOR SALE

In 2009, the Company committed to a plan to complete its exit from the DRAM market and to sell certain fixed assets having a carrying value of $30,903,192, at the time of the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expects to sell them within the next twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell.

9.	PLANT AND EQUIPMENT, NET

	2009	2008	2007
Buildings	$293,225,129	$292,572,075	$283,153,927
Facility, machinery and equipment	552,373,720	534,251,063	470,434,074
Manufacturing machinery and equipment	5,398,887,677	5,367,843,256	5,035,366,468
Furniture and office equipment	74,206,691	76,210,542	67,835,774
Transportation equipment	1,890,082	1,768,949	1,750,734
	6,320,583,299	6,272,645,885	5,858,540,977
Construction in progress	230,867,305	348,049,839	274,505,450
Less: accumulated depreciation	(4,299,836,387)	(3,657,309,884)	(2,930,088,762)
	$2,251,614,217	$2,963,385,840	$3,202,957,665

The Company recorded depreciation expense of $746,684,986, $760,881,076 and $705,391,171 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company sold equipment and other fixed assets:

	2009	2008	2007
Sale price	$1,698,639	$8,136,361	$51,375,045
Carrying value	5,530,949	5,948,053	26,920,427
(Loss)/gain	$(3,832,310)	$2,188,308	$24,454,618

(See Note 2(l) — “Impairment of long lived assets” and Note 10 — “Impairment of Plant and Equipment”).

10.	IMPAIRMENT OF PLANT AND EQUIPMENT

In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value to zero.

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

11.	ACQUIRED INTANGIBLE ASSETS, NET

	2009	2008	2007
Technology, Licenses and Patents
Cost:	$346,792,269	$323,457,444	$322,435,363
Accumulated Amortization and Impairment:	(164,098,164)	(123,398,338)	(90,240,231)
Acquired intangible assets, net	$182,694,105	$200,059,106	$232,195,132

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $23,334,825, $1,022,081 and $187,573,251 in 2009, 2008 and 2007, respectively.

The Company recorded amortization expense of $35,064,589, $32,191,440 and $27,070,617 in 2009, 2008 and 2007 respectively. The Company will record amortization expenses related to the acquired intangible assets of $28,481,881, $29,689,207, $24,817,808, $22,523,470 and $19,062,559 for 2010, 2011, 2012, 2013 and 2014, respectively.

In 2009, 2008 and 2007, the Company recorded impairment losses of $5,630,236, $966,667 and $nil respectively, for licenses related DRAM products that are no longer in use. (See to Note 10 — “Impairment of Plant and Equipment”).

12.	EQUITY INVESTMENT

	December 31, 2009
	Carrying	% of
	Amount	Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$7,380,625	30.0
Cost method investments (unlisted)	2,467,523	Less than 20.0
	$9,848,148

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing 30% equity ownership. In 2009, 2008 and 2007, the Company recorded $1,782,142, $444,211, and $4,012,665, respectively, as its share of the net loss of the equity investment.

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2009, the Company has concluded that no impairment exists related to equity investment.

13.	ACCOUNTS PAYABLE

An aging analysis of the accounts payable is as follows:

	2009	2008	2007
Current	$174,834,213	$126,149,360	$223,527,856
Overdue:
Within 30 days	25,335,474	26,524,678	46,571,502
Between 31 to 60 days	8,269,941	9,510,883	10,226,533
Over 60 days	20,443,176	23,733,618	21,666,848
	$228,882,804	$185,918,539	$301,992,739

14.	PROMISSORY NOTE

In 2009, the Company reached a new settlement with TSMC (Refer to Note 26 — “Litigation”). Under this agreement, the remaining promissory note of $40,000,000 under the prior settlement agreement was cancelled. In connection with the new settlement, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes, which was calculated using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009) and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $45,000,000 in 2009 of which $15,000,000 is associated with the 2005 Settlement Agreement. The outstanding promissory notes are as follows:

	December 31, 2009
		Discounted
Maturity	Face value	value
2010	$80,000,000	$78,608,288
2011	30,000,000	28,559,709
2012	30,000,000	27,767,557
2013	30,000,000	26,997,375
Total	170,000,000	161,932,929
Less: Current portion of promissory notes	80,000,000	78,608,288
Non-current portion of promissory notes	$90,000,000	$83,324,641

In 2009, 2008 and 2007, the Company recorded interest expense of $2,070,569, $2,532,795, and $3,455,506, respectively, relating to the amortization of the discount.

15.	INDEBTEDNESS

Short-term and long-term debts are as follows:

	2009	2008	2007
Short-term borrowings from commercial banks (a)	$286,864,063	$201,257,773	$107,000,000
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$127,840,000	$266,050,000	$393,910,000
Shanghai USD & RMB loan	99,309,612	—	—
Beijing USD syndicate loan	300,060,000	300,060,000	500,020,000
EUR loan	50,227,567	72,037,070	51,057,531
Tianjin USD syndicate loan	179,000,000	259,000,000	12,000,000
	$756,437,179	$897,147,070	$956,987,531
Long-term debt by repayment schedule:
2010	$205,784,080
2011	334,995,270
2012	215,657,829
Total	756,437,179
Less: current maturities of long-term debt	205,784,080
Non-current maturities of long-term debt	$550,653,099

(a)	Short-term borrowings from commercial banks

As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009 the Company had drawn down $287 million under these credit agreements and $50 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of $20.4 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +1.5% to 2.75%, which ranged from 1.11% to 8.75% in 2009.

As of December 31, 2008, the Company had 10 short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +0.5% to 1.75%, which ranged from 1.18% to 8.75% in 2008.

As of December 31, 2007, the Company had 15 short-term credit agreements that provided total credit facilities of up to $484 million on a revolving credit basis. As of December 31, 2007, the Company had drawn down $107 million under these credit agreements and $377 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2007 was $4,537,200, of which $1,909,602 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +0.7% to 1%, which ranged from 5.37% to 6.44% in 2007.

15.	INDEBTEDNESS (CONTINUED)

(b)	Long-term debt

Shanghai USD Syndicate Loan
In June 2006, SMIS entered into the Shanghai USD syndicate loan with an aggregate principal amount of $600,000,000 with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR+1.00%.

The total outstanding balance of SMIS’s long-term debt is collateralized by its equipment with an original cost of $1.8 billion as of December 31, 2009.

The Shanghai USD syndicate loan contains covenants relating to the minimum consolidated tangible net worth, limits total borrowings compared to tangible net worth and EBITDA for the prior four quarters, and requires minimum debt service coverage ratios. SMIC Shanghai is exempted from the covenants by the lenders. Furthermore, the Company is currently working with the lenders to refinance the remainder of the USD loan and expects the completion of this restructuring within the near future from the date of this report.

Shanghai USD & RMB Loan
In June 2009, SMIS entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,612), respectively with The Export-Import Bank of China.

This facility is secured by the manufacturing equipment located in SMIS 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIS’ 12-inch fab. The interest rates for US tranche and RMB tranche are variable at LIBOR+2.00% and fixed at 4.86%, respectively.

The total outstanding balance of the facilities is collateralized by its equipment with an original cost of $362 million as of December 31, 2009.

Beijing USD Syndicate Loan
In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable beginning December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest rates before and after the amendment were decided by LIBOR+1.60% and LIBOR+2.20%, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by its plant and equipment with an original cost of $1.3 billion as of December 31, 2009.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants as of December 31, 2009.

15.	INDEBTEDNESS (CONTINUED)

	(b)	Long-term debt (continued)
EUR Loan
On December 15, 2005, the Company entered into the EUR syndicate loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks with ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006. The interest rate is variable and determined as EURIBOR+0.25%.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $22 million for SMIT and $115 million for SMIS as of December 31, 2009.

Tianjin USD Syndicate Loan
In May 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and the interest rate is variable and determined at LIBOR+1.25%.

The total outstanding balance of the facility is collateralized by its plant and equipment with an original cost of $631 million as of December 31, 2009.

The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants as of December 31, 2009.

15.	INDEBTEDNESS (CONTINUED)

	(b)	Long-term debt (continued)
Tianjin USD Syndicate Loan (continued)
Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai	Beijing USD		Tianjin USD
	Syndicate	USD & RMB	Syndicate		Syndicate
	Loan	Loan	Loan	EUR Loan	Loan
2009
Drawn down	—	$99,309,612	—	—	—
Repayment	$138,210,000	—	—	$22,694,080	$80,000,000
Outstanding Balance	$127,840,000	$99,309,612	$300,060,000	$50,227,567	$179,000,000

2008
Drawn down	—	—	—	$38,929,954	$247,000,000
Repayment	$127,860,000	—	$199,960,000	$17,950,415	—
Outstanding Balance	$266,050,000	—	$300,060,000	$72,037,070	$259,000,000

2007
Drawn down	$207,000,000	—	—	$41,863,894	$12,000,000
Repayment	$87,510,000	—	$99,980,000	$8,173,357	—
Outstanding Balance	$393,910,000	—	$500,020,000	$51,057,531	$12,000,000

16.	LONG-TERM PAYABLES RELATING TO LICENSE AGREEMENTS

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2009 are as follows:

	December 31, 2009
		Discounted
Maturity	Face value	value
2010	$23,766,666	$23,233,386
2011	5,200,000	4,779,562
	28,966,666	28,012,948
Less: Current portion of long-term payables	23,766,666	18,562,691
Long-term portion of long-term payables	$5,200,000	$4,779,562

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates ranging from 3.45% to 4.94%.

The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities.

In 2009, 2008 and 2007, the Company recorded interest expense of $1,773,755, $4,382,772, and $1,511,880, respectively, relating to the amortization of the discount.

17.	INCOME TAXES

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”), which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may be enjoyed until the end of the holiday. FEIT Law tax holidays that have not started because the enterprise is not tax profitable will take effect since 2008 regardless of whether the FIEs are profitable in 2008.

According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

On February 22, 2008, the PRC government promulgated Caishui Circular [2008] No. 1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Circular No. 1”). Pursuant to Circular No. 1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

1)	SMIS
Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15%. According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when SMIS utilized all the accumulated tax losses.

In accordance with Guofa [2007] No. 39, SMIS was eligible to continue enjoying 10% income tax rate in 2009 and 11%, 12%, 12.5% and 12.5% in the remaining tax holiday through its expiry in 2013.

2)	SMIB and SMIT
In accordance with the Circular 18 and Circular No. 1, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (5-year full exemption followed by 5-year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses. Both entities were in loss positions as of December 31, 2009 and the tax holiday has not yet taken effect.

3)	SMICD
Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as of December 31, 2008 at the statutory rate of 25%.

4)	Energy Science
Energy Science is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, Energy Science was subject to a preferential tax rate of 15% and qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. The tax holiday was triggered in 2007 and is eligible to continue until 2011. The tax rate for 2007, 2008 and 2009 was 0%, 0% and 10%, respectively and will be 11% and 12% for the remaining tax holiday through its expiry in 2011.

In 2009, the Company recorded withholding income tax expense of $9,163,471 for license income generated from its PRC subsidiaries.

The Company’s other subsidiaries are subject to respective local country’s income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Japan subsidiary	$—	$405,000	$1,149,983
US subsidiary	252,000	223,812	163,604
European subsidiary	141,431	128,010	181,451

In 2008, the Company recorded income tax refund of $774,744 for the service income generated in Japan.

In 2009, 2008 and 2007, the Company had minimal taxable income in Hong Kong.

The Company estimates its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for temporary differences that are expected to affect taxable income. Valuation allowances are provided if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes by tax jurisdiction is as follows:

	December 31,
	2009	2008	2007
PRC
Current	$40,949	$15,106	$19,602
Adjustments on deferred tax assets and
liabilities for enacted changes in tax rate	(32,403,299)	20,542,716	(20,542,716)
Deferred	(23,818,794)	(9,506,907)	(10,691,699)
Other jurisdictions
Current	$9,556,902	$15,382,078	$1,495,038
Deferred	—	—	—
	$(46,624,242)	$26,432,993	$(29,719,775)

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31,
	2009	2008	2007
PRC	$(793,668,370)	$(291,664,135)	$51,906,337
Other jurisdictions	(213,651,272)	(113,838,901)	(99,937,852)
	$(1,007,319,642)	$(405,503,036)	$(48,031,515)

Details of deferred tax assets and liabilities are as follows:

	2009	2008	2007
Deferred tax assets:
Allowances and reserves	$13,019,352	$4,732,017	$—
Start-up costs	159,707	929,991	53,698
Net operating loss carry forwards	109,384,792	55,476,943	—
Unrealized exchange loss	6,006	33,228	—
Depreciation and impairment of fixed assets	79,104,144	59,224,163	75,886,896
Subsidy on long lived assets	479,818	479,817	479,817
Accrued expenses	1,936,337	—	—
Total deferred tax assets	204,090,156	121,479,433	76,420,411
Valuation allowance	(101,558,305)	(75,792,963)	(19,505,239)
Net deferred tax assets — non-current	$102,531,851	$45,686,470	$56,915,172
Deferred tax liability:
Capitalized interest	(1,035,164)	(411,877)	(604,770)

The Company has no material uncertain tax positions as of December 31, 2009 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2009, the Company’s PRC subsidiaries had net operating loss carry forward of $1,368.3 million, of which $117.8 million, $174.9 million, $271.8 million, $341.7 million and $462.1 million will expire in 2011, 2012, 2013, 2014 and 2015, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in year 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2009, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and noncontrolling interest as follows:

	2009	2008	2007
Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses not deductible for tax purpose	(2.2%)	(1.8%)	(0.9%)
Effect of tax holiday and tax concession	(0.8%)	0.0%	48.7%
Expense (credit) to be recognized in future
periods	(6.3%)	(8.2%)	(19.2%)
Changes in valuation allowances	(0.7%)	(15.6%)	9.3%
Effect of different tax rate of subsidiaries
operating in other jurisdictions	(3.6%)	(7.2%)	(33.8%)
Changes of tax rate	3.2%	(5.1%)	42.8%
Effective tax rate	4.6%	(6.5%)	61.9%

The aggregate amount and per share effect of the tax holiday are as follows:

	2009	2008	2007
The aggregate dollar effect	$7,979,279	$10,572	$23,415,370
Per share effect — basic and diluted	$0.00	$0.00	$0.00

18.	NONCONTROLLING INTEREST

In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed 8 million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2009, 38 million preferred shares are outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of operations.

The carrying value of the noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of net income or loss and dividend.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2007	$38,800,666
Redemption	(1,000,000)
Net loss	(2,856,258)
Balance at December 31, 2007	$34,944,408
Net income	7,850,880
Balance at December 31, 2008	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507

19.	SHARE-BASED COMPENSATION

Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2009, options to purchase 1,096,601,080 ordinary shares were outstanding, and options to purchase 219,898,920 ordinary shares were available for future grants.

19.	SHARE-BASED COMPENSATION (CONTINUED)

Stock options (continued)

As of December 31, 2009, the Company also has options to purchase 313,541,750 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after the IPO.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining
	Number of	average	Contractual	Aggregated
	options	exercise price	Term	Intrinsic Value
Options outstanding at
January 1, 2009	1,124,155,994	$0.12
Granted	386,983,895	$0.04
Exercised	(6,453,800)	$0.03
Cancelled	(94,543,259)	$0.10
Options outstanding at
December 31, 2009	1,410,142,830	$0.10	6.21 years	$18,478,165
Vested or expected to vest
at December 31, 2009	1,398,875,834	$0.10	6.15 years	$16,862,913
Exercisable at December 31,
2009	523,202,733	$0.13	4.22 years	$3,785,120

The total intrinsic value of options exercised in the year ended December 31, 2009, 2008 and 2007 was $167,625, $1,434,758 and $5,679,680, respectively.

The weighted-average grant-date fair value of options granted during the year 2009, 2008 and 2007 was $0.02, $0.05 and $0.04, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2009	2008	2007
Average risk-free rate of return	1.18%	2.13%	3.98%
Expected term	2–4 years	1–4 years	1–4 years
Volatility rate	55.95%	46.82%	35.28%
Expected dividend yield	—	—	—

19.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of December 31, 2009, 53,625,777 restricted share units were outstanding and 203,443,064 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual	Aggregated
	Share Units	Fair Value	Term	Fair Value
Outstanding at January 1, 2009	95,620,762	$0.12
Granted	787,797	$0.04
Exercised	(39,500,430)	$0.15
Cancelled	(3,282,352)	$0.11
Outstanding at December 31, 2009	53,625,777	$0.11	7.55 years	$5,827,170
Vested or expected to vest at
December 31, 2009	43,128,948	$0.10	7.81 years	$4,473,686

Pursuant to the 2004 EIP, the Company granted 787,797, 41,907,100 and 40,519,720 RSUs in 2009, 2008, and 2007, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $32,213, $3,313,114 and $5,631,263 in 2009, 2008, and 2007, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,370,893, $5,644,789, and $7,216,799 in 2009, 2008, and 2007, respectively.

Unrecognized compensation cost related to non-vested share-based compensation

As of December 31, 2009, there was $9,469,465 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.03 years.

20.	RECONCILIATION OF BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	2009	2008	2007
Loss attributable to Semiconductor
Manufacturing International Corporation
ordinary shares holders	$(963,537,205)	$(440,231,120)	$(19,468,147)
Basic and diluted:
Weighted average ordinary shares
outstanding	22,359,237,084	18,682,585,932	18,505,650,171
Less: Weighted average ordinary shares
outstanding subject to repurchase	—	(41,066)	(3,709,682)
Weighted average shares used in computing
basic and diluted income per share	22,359,237,084	18,682,544,866	18,501,940,489
Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.00)

As of December 31, 2009, 2008 and 2007, the Company had 113,454,250, 189,478,507 and 147,988,221, respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising of these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2009	2008	2007
Outstanding options
to purchase ordinary shares	96,282,204	128,361,312	72,685,282
Outstanding unvested restricted share units	17,172,046	61,117,195	75,302,939
	113,454,250	189,478,507	147,988,221

21.
TRANSACTIONS WITH MANAGED GOVERNMENT-OWNED FOUNDRIES

The Company provides management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which are government-owned foundries. Management service revenues under these arrangements for 2009, 2008 and 2007 were $6,000,000, $33,000,000 and $42,000,000, respectively.

In 2008, and 2007, the Company sold plant, equipment and other fixed assets with carrying value of $7,688 and $19,530,909 to Cension for $175,300, and $42,300,258, which resulted in gains on sale of $167,612, and $22,769,349, respectively. The Company did not sell any plant, equipment or other fixed assets to Cension in 2009.

In 2008, the Company sold equipment and other fixed assets with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599, of which, $3,944,204 was outstanding as of December 31, 2008. In 2009, there was no such transaction.

On April 10, 2007, Cension entered into an Asset Purchase Agreement with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment then located in Hiroshima, Japan for the total price of approximately $320 million (the “Asset Purchase Agreement”).

As part of the Asset Purchase Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favor of Elpida. The Company’s guarantee liability was to terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension of 1.5% of the guarantee amount, or $2.4 million. Some 200mm wafer processing equipment purchased under the Agreement, for a total amount of $160 million, was held as collateral under the guarantee.

The Company was entitled to the net profit (or loss) associated with the ongoing operations of this equipment, net of costs and a guaranteed profit for Elpida, during the transitional period before the equipment acquired by Cension was relocated from Hiroshima to Chengdu. Such relocation was completed in 2008.

On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to $309.5 million.

In April 2008, SMIC entered into an agreement with Cension to purchase roughly half of the equipment from Cension for approximately $152 million.

The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to management revenue for services rendered and related equipment sold, respectively.

The Company also reversed the deferred revenue of $9 million in relation to the management service rendered.

22.	COMMITMENTS
(a)
Purchase commitments
As of December 31, 2009 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2010.

Facility construction	$69,012,026
Machinery and equipment	77,493,442
$146,505,468

(b)
Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2009, 2008 and 2007, the Company incurred royalty expense of $20,836,511, $18,867,409 and $13,118,570, respectively, which was included in cost of sales.

The Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2009, 2008 and 2007, the Company earned royalty income of $498,270, $1,192,537 and $1,428,603, respectively, which was included in sales. Royalty income is recognized one quarter in arrears when reports are received.

(c)
Operating lease as lessor
The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2009, 2008 and 2007 was $ 6,331,248, $5,818,655 and $6,937,107, respectively, and is recorded in other income in the statement of operations.

23.
SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2009	2008	2007
Total sales:
United States	$632,047,071	$767,966,660	$657,603,189
Europe	20,806,685	92,572,683	328,710,235
Asia Pacific*	35,625,352	40,849,450	49,217,344
Taiwan	157,624,333	185,848,747	183,113,880
Japan	9,685,012	37,706,875	152,364,336
Mainland China	214,598,650	228,766,884	178,756,304
	$1,070,387,103	$1,353,711,299	$1,549,765,288

* Not including Taiwan, Japan, Mainland China Revenue is attributed to countries based on headquarter of operations. Substantially all of the Company’s long-lived assets are located in the PRC.

24.	SIGNIFICANT CUSTOMERS The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2009	2008	2007	2009	2008	2007
A	22%	22%	16%	21%	23%	14%
B	14%	14%	*	*	*	*
C	13%	13%	*	11%	*	*
D	*	*	18%	*	*	15%
E	*	*	*	*	*	13%
F	*	*	*	*	16%	*
G	*	*	*	*	18%	*
H	*	*	*	10%	*	*

				Receivable from sale of
	Other current assets			manufacturing equipment
	December 31,			December 31,
	2009	2008	2007	2009	2008	2007
F	*	50%	29%	*	83%	100%
G	*	*	*	*	17%	*

* Less than 10%.

25.
CONTINGENT LIABILITY

In 2008, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). Such cooperative manufacturing arrangements ended in 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and demanded further information supporting the Counterparty’s claims. The Counterparty also filed a demand for dispute arbitration in late 2009 for a portion of the claims. The Company plans to continue its investigations and negotiations with the Counterparty. The total amount of the claims is approximately US$45 million. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statements as of and during the year ended December 31, 2009.

26.
LITIGATION

Overview of TSMC Litigation:
Beginning in December 2003, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) alleging infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “2005 Settlement Agreement”) and agreed to pay TSMC $175 million in installments over a period of six years.

In accounting for the 2005 Settlement Agreement, the Company determined that there were several components — settlement of litigation, covenant not to sue, patents licensed by the Company to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by the Company to TSMC qualify as assets under US GAAP.

The Company determined that the use of TSMC’s patent license portfolio prior and subsequent to the 2005 Settlement Agreement date qualify for assets under US GAAP. $16.7 million was allocated to the pre-2005 Settlement Agreement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the 2005 Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost (“Deferred Cost”) and was amortized over a six-year period, which represents the life of the licensed patent license portfolio.

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC Shanghai, SMIC Beijing and SMIC Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the 2005 Settlement Agreement, alleged breach of promissory notes related to the 2005 Settlement Agreement and alleged trade secret misappropriation by the Company. The Company filed counterclaims against TSMC in the same court in September 2006 and also filed suit against TSMC in Beijing in November 2006.

26.
LITIGATION (CONTINUED)

Overview of TSMC Litigation: (continued)
The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement. The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4)	Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, at a purchase price of HK$1.30 per share Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and

5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement: In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date. Further, all previously recorded Deferred Cost associated with the 2005 Settlement Agreement were immediately impaired and the Company recorded the related impairment loss of $27.5 million in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and is being accounted for as a derivative with all subsequent changes in fair value being reflected in the consolidated statements of operations. The Company recorded $269.6 million under operating expenses in the fourth quarter of fiscal 2009, and $30.1 million as non-operating expenses relating to the change in fair value of the derivative instruments. Interest expense associated with the promissory notes of $0.7 million was recorded in 2009.

27.
RETIREMENT BENEFIT

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% to 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $12,532,810, $11,039,680 and $7,223,644 for the years ended December 31, 2009, 2008 and 2007, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

28.
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

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $nil, $nil and $15,640,153 in 2009, 2008 and 2007, respectively.

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In US dollars, except share data)

	December 31,
	2009	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	33,384,536	164,107,042	6,042,030
Restricted cash	12,502,008
Accounts receivable, net	291,073	260,331	10,970,690
Amount due from subsidiaries	367,524,590	203,326,525	21,586,283
Prepaid expense and other current assets	2,528,056	30,767,721	12,278,199
Total current assets	416,230,263	398,461,619	50,877,202
Plant and equipment, net	8,164,963	5,210,772	6,723,900
Acquired intangible assets, net	160,939,520	187,061,939	216,281,235
Deferred cost, net	-	47,091,516	70,637,275
Investment in subsidiaries	1,826,666,595	2,553,682,338	2,995,391,546
Investment in equity affiliate	7,670,044	9,452,186	9,896,398
TOTAL ASSETS	2,419,671,385	3,200,960,370	3,349,807,556

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	4,838,515	20,231,796	4,811,093
Accrued expenses and other current liabilities	72,893,883	81,367,429	34,021,253
Amount due to subsidiaries	77,516,511	61,512,045	76,762,892
Short-term borrowings	146,418,700	181,257,773	20,000,000
Current portion of promissory note	78,608,288	29,242,001	29,242,000
Current portion of long-term payables relating
to license agreements	18,622,691	44,711,003	69,189,413
Commitment to issue shares and warrants
relating to litigation settlement	120,237,773	-	-
Income tax payable	-	474,983	1,149,983
Total current liabilities	519,136,361	418,797,030	235,176,634
Long-term liabilities:
Promissory notes	83,324,641	23,589,958	51,057,163
Long-term payables relating to license agreements	-	9,208,881	51,054,737
Other long term liabilities	20,970,000	-	-
Total long-term liabilities	104,294,641	32,798,839	102,111,900
Total liabilities	623,431,002	451,595,869	337,288,534
Equity:

Ordinary shares, $0.0004 par value, 50,000,000,000
shares authorized, 22,375,886,604, 22,327,784,827
and 18,558,919,712 shares issued and outstanding
at December 31, 2009, 2008 and 2007, respectively	8,950,355	8,931,114	7,423,568
Additional paid-in capital	3,499,723,153	3,489,382,267	3,313,375,972
Accumulated other comprehensive (loss) income	(386,163)	(439,123)	(1,881)
Accumulated deficit	(1,712,046,962)	(748,509,757)	(308,278,637)
Total equity	1,796,240,383	2,749,364,501	3,012,519,022
TOTAL LIABILITIES AND
EQUITY	2,419,671,385	3,200,960,370	3,349,807,556

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In US dollars)

	Year ended December 31,
	2009	2008	2007
Revenue	20,943,735	208,459,285	12,363,023
Operating expenses:

General and administrative expenses	111,308,433	48,818,885	61,970,384
Amortization of deferred cost and acquired
intangible assets	32,965,281	51,728,389	48,049,863

Impairment loss of long-lived assets	5,630,237	966,667
Litigation settlement	55,182,838
Total operating expenses	205,086,789	101,513,941	110,020,247
Income (loss) from operations	(184,143,054)	106,945,344	(97,657,224)
Other income (expense):
Interest income	399,655	571,870	1,267,478
Interest expense	(7,314,896)	(11,637,266)	(6,029,720)

Change in the fair value of commitment to
issue shares and warrants	(30,100,793)
Other income (expense), net	7,563,790	(3,889,327)	(2,610,379)
Total other expense, net	(29,452,244)	(14,954,723)	(7,372,621)

Net income (loss) before income tax	(213,595,298)	91,990,621	(105,029,845)
Income tax expense	(9,163,471)	(15,030,257)	(1,149,983)
Loss from equity investment	(1,782,142)	(444,211)	(4,012,665)

Profit (loss) from investment in subsidiaries	(738,996,294)	(516,747,273)	90,724,346
Net loss	(963,537,205)	(440,231,120)	(19,468,147)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2009	2008	2007
Operating activities
Net loss	(963,537,205)	(440,231,120)	(19,468,147)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Loss (profit) from investment in subsidiaries	738,996,294	516,747,273	(90,724,346)
Loss from equity investment	1,782,142	444,211	4,012,665
Depreciation and amortization	34,357,584	51,733,790	48,381,796
Impairment loss of long-lived assets	5,630,237	966,667	-
Share-based compensation	10,145,101	11,617,572	20,643,341

Non-cash interest expense on promissory note and long-
term payable relating to license agreements	2,557,329	6,208,530	4,579,116
Litigation settlement (noncash portion)	9,211,849
Change in the fair value of commitment to issue shares
and warrants	30,100,793
Allowance for doubtful accounts	30,911,015
Changes in operating assets and liabilities:
Accounts receivable, net	(32,671)	10,710,359	(10,970,690)
Amount due from subsidiaries	(194,240,814)	(102,943,505)	117,115,344
Prepaid expense and other current assets	(2,669,420)	(18,489,522)	(3,788,061)
Accounts payable	(232,240)	1,482,771	4,811,093
Amount due to subsidiaries	16,004,466	(15,250,847)	(7,317,250)
Accrued expenses and other current liabilities	(11,978,670)	50,055,886	(5,397,776)
Other long term liabilities	20,970,000	-	(3,333,333)
Liability -T settlement	212,167,381
Income tax payable	(474,983)	(675,000)	1,149,983
Dividend received from a subsidiary	-	47,000,000	315,000,000
Net cash provided by operating activities	(60,331,813)	119,377,065	374,693,735
Investing activities:
Purchase of plant and equipment	(19,507,536)	(145,071,160)	(1,734,514)

Proceeds from sell of plant and equipment and other Asset	64,899,316	81,720,082	-
Purchases of acquired intangible assets	(41,728,828)	(75,639,710)	(87,295,157)
Investment in subsidiaries	(11,980,551)	(122,038,065)	(256,736,240)
Change in restricted cash	(12,502,008)	-	-
Net cash used in investing activities	(20,819,606)	(261,028,853)	(345,765,911)
Financing activities:
Proceeds from short-term borrowing	80,464,986	418,357,773	154,383,000
Repayment of short-term debt	(115,304,059)	(257,100,000)	(165,383,000)
Repayment of promissory notes	(15,000,000)	(30,000,000)	(49,260,000)
Proceeds from exercise of employee stock options	215,026	796,269	4,039,131
Repurchase of restricted ordinary shares	-	-	(21,500)
Proceeds from issuance of ordinary shares	-	168,100,000	-
Net cash provided by (used in) financing activities	(49,624,047)	300,154,042	(56,242,369)
Effect of exchange rate changes	52,960	(437,242)	(93,720)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(130,722,506)	158,065,012	(27,408,265)
CASH AND CASH EQUIVALENTS, beginning of period	164,107,042	6,042,030	33,450,295
CASH AND CASH EQUIVALENTS, end of period	33,384,536	164,107,042	6,042,030
SUPPLEMENTAL DISCLOSURES OF NON-CASH
INVESTING AND FINANCIAL ACTIVITIES

Inception of accounts payable for plant and equipment	(1,587,984)	(20,231,796)	(4,811,094)
Inception of long-term payable for acquired intangible assets		(9,208,881)	(51,054,737)

Annex A

GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

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

Low leakage
Characteristic of a transistor that has a low amount of current leakage. Low leakage allows for power- saving. Low leakage semiconductors are primarily used in applications such as cellular telephones, calculators and automotive applications.

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

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

EXHIBIT INDEX

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008 (1)

Exhibit 4.1	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement (2)

Exhibit 4.2	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank (2)

Exhibit 4.3	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.4	Form of Service Contract between the Company and each of its executive officers (3)

Exhibit 4.5	Form of Service Contract between the Company and each of its directors (3)

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank (4)

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank (4)

Exhibit 4.8	Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(5)

Exhibit 4.9	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (6)

Exhibit 4.10	Settlement Agreement dated November 9, 2009 by and between the Company and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Share and Warrant Agreements

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu
____________________

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008, filed June 22, 2009.

(4)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

(5)
Previously filed as an exhibit to the Registrant’s Form 6-K dated November 17, 2008. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(6)
Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.