Form 20-F
period 2010-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2011-06-28
CIK 1267482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number 1-31994

Semiconductor Manufacturing International Corporation
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)
18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
(Address of principal executive offices)
Mr. Gary Tseng, Chief Financial Officer
Telephone: (8621) 3861-0000
Facsimile: (8621) 3895-3568
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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
As of December 31, 2010, there were 27,334,063,747 ordinary shares, par value US$0.0004 per share, outstanding, of which 2,229,887,950 ordinary shares were held in the form of 44,597,759 ADSs. Each ADS represents 50 ordinary shares.
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☑

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, Inc.

Item 16F. Change in Registrant Certifying Accountant

Item 16G. Corporate Governance

PART III

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

SIGNATURES

EX-4.11
EX-4.12
EX-4.13
EX-4.14
EX-4.15
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-99.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
     This annual report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, our anticipated capital expenditures for 2011, our anticipated investments in research and development, anticipated changes to our liability for unrecognized tax benefits, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.
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
     All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, and 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies; References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Consolidated Financial Data
     The selected consolidated financial data presented below as of and for the years ended December 31, 2008, 2009 and 2010 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2006 and 2007 is derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Statement of Operations Data:
Sales	$1,465,323	$1,549,765	$1,353,711	$1,070,387	$1,554,788
Cost of sales(1)	1,338,155	1,397,038	1,412,851	1,184,589	1,244,714
Gross profit (loss)	127,168	152,727	(59,140)	(114,202)	310,074
Operating expenses (income):
Research and development	94,171	97,034	102,240	160,754	174,900
General and administrative	47,365	74,490	67,037	218,688	43,762
Selling and marketing	18,231	18,716	20,661	26,566	29,498
Litigation settlement	—	—	—	269,637	—
Amortization of acquired intangible assets	24,393	27,071	32,191	35,064	27,168
Impairment loss of long-lived assets	—	—	106,741	138,295	8,442
Loss (gain) from sale of plant and equipment and other fixed assets	(43,122)	(28,651)	(2,877)	3,832	(658)
Other operating income	—	—	—	—	(16,493)

Total operating expenses, net	141,038	188,659	325,993	852,836	266,620

Income (loss) from operations	(13,870)	(35,932)	(385,132)	(967,038)	43,455
Other income (expenses):

Interest income	14,916	12,349	11,542	2,591	4,127

Interest expense	(50,926)	(37,936)	(50,767)	(24,699)	(22,656)

Change in the fair value of commitment to issue shares and warrants	—	—	—	(30,101)	(29,815)

Foreign currency exchange gain (loss)	(21,912)	11,250	11,425	7,302	5,025
Other, net	1,821	2,238	7,429	4,626	8,772

Total other expense, net	(56,101)	(12,100)	(20,371)	(40,280)	(34,547)

Income (loss) before income tax	(69,971)	(48,032)	(405,503)	(1,007,319)	8,907

Income tax benefit (expense)	24,928	29,720	(26,433)	46,624	4,818

Gain (loss) from equity investment	(4,201)	(4,013)	(444)	(1,782)	285

Net income (loss) before cumulative effect of a change in accounting principle	(49,244)	(22,324)	(432,380)	(962,478)	14,011

Cumulative effect of a change in accounting principle	5,154	—	—	—	—

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Net income (loss)	(44,090)	(22,324)	(432,380)	(962,478)	14,011

Accretion of interest to noncontrolling interest	(19)	2,856	(7,851)	(1,060)	(1,050)

Loss attributed to noncontrolling interest	—	—	—	—	140

Income (loss) attributable to Semiconductor Manufacturing International Corporation	(44,109)	(19,468)	(440,231)	(963,537)	13,100

Earnings (loss) per share, basic	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00

Earnings (loss) per share, diluted	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00

Shares used in calculating basic earnings (loss) per share(2)(3)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	24,258,437,559

Shares used in calculating diluted earnings (loss) per share(3)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	25,416,597,405

Earnings (loss) per ADS, basic(3)	$(0.12)	$(0.05)	$(1.18)	$(2.15)	$0.03

Earnings (loss) per ADS, diluted(3)	$(0.12)	$(0.05)	$(1.18)	$(2.15)	$0.03

ADS used in calculating basic earnings (loss) per ADS	366,689,978	370,038,810	373,650,897	447,184,742	485,168,751

ADS used in calculating diluted earnings (loss) per ADS	366,689,978	370,038,810	373,650,897	447,184,742	508,331,948
Other Financial Data:
Gross margin	8.70%	9.90%	-4.40%	-10.67%	19.94%
Operating margin	-0.90%	-2.30%	-27.80%	-90.05%	2.79%
Net margin	-3.00%	-1.30%	-32.50%	-89.92%	0.90%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	1,614,888	1,849,957	1,611,208	1,376,663	1,985,974
ASP(4)	907	838	840	778	783

(1)	Including share-based compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

(3)	Fifty ordinary shares equals one ADS.

(4)	Total sales/total wafers shipped.

	As of December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands)
Balance Sheet Data:

Cash and cash equivalents	$363,620	$469,284	$450,230	$443,463	$515,808

Restricted cash	—	—	6,255	20,360	161,350
Short-term investments	57,951	7,638	19,928	—	2,454

Accounts receivable, net of allowances	252,185	298,388	199,372	204,290	206,623
Inventories	275,179	248,310	171,637	193,705	213,404
Total current assets	1,049,666	1,075,302	926,858	907,058	1,179,102
Prepaid land use rights	38,323	57,552	74,293	78,112	78,798

Plant and equipment, net	3,244,401	3,202,958	2,963,386	2,251,614	2,351,863
Total assets	4,541,292	4,708,444	4,270,622	3,524,077	3,902,693
Total current liabilities	677,362	930,190	899,773	1,031,523	1,399,345
Total long-term liabilities	817,710	730,790	578,689	661,472	294,806

Total liabilities	1,495,072	1,660,980	1,478,462	1,692,995	1,694,152

Noncontrolling interest	38,800	34,944	42,795	34,842	39,004
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized 18,432,756,463, 18,558,919,712, 22,327,784,827, 22,375,886,604 and 27,334,063,747 shares issued and outstanding at December 31, 2006, 2007, 2008, 2009 and 2010, respectively	7,373	7,424	8,931	8,950	10,934
Additional paid-in capital	3,288,765	3,313,376	3,489,382	3,499,723	3,858,643
Accumulated other comprehensive loss (income)	92	(2)	(439)	(386)	(1,092)
Accumulated deficit	(288,810)	(308,279)	(748,509)	(1,712,047)	(1,698,946)
Total equity	$3,007,420	$3,012,519	$2,749,365	$1,796,240	$2,169,537

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands)
Cash Flow Data:

Net income (loss)	$(44,090)	$(22,324)	$(432,380)	$(962,478)	$14,011
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	919,616	706,277	761,809	748,185	584,242
Net cash provided by operating activities	769,649	672,465	569,782	283,566	694,613
Purchases of plant and equipment	(882,580)	(717,171)	(669,055)	(217,269)	(491,539)
Net cash used in investing activities	(917,369)	(642,344)	(761,713)	(211,498)	(538,713)
Net cash provided by (used in) financing activities	(74,440)	75,637	173,314	(78,902)	(37,851)
Net increase (decrease) in cash and cash equivalents	$(222,177)	$105,664	$(19,054)	$(6,767)	$72,346

Risk Factors
Risks Related to Our Financial Condition and Business
We may not be able to achieve or maintain a level of profitability, primarily due to our high fixed costs and correspondingly high levels of depreciation expenses.
     Our losses from operations totaled $963.5 million in 2009, while income from operations totaled $13.1 million in 2010. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur high capital expenditures and depreciation expenses as we equip and ramp up additional fabs, expand our capacity at our existing fabs and construct new fabs.
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
     Adverse economic conditions could cause our expenses to vary materially from our expectations. The failure of financial institutions could negatively impact our treasury operations, as the financial condition of such parties may deteriorate rapidly and without notice in times of market volatility and disruption. Other income and expense could vary materially from expectations depending on changes in interest rates, borrowing costs and currency exchange rates. Economic downturns may also lead to restructuring actions and associated expenses.
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
The loan agreements entered into by members of the Group contain certain restrictions that limit our flexibility in operating our business.
     The terms of certain of the existing loan agreements entered into by members of the Group contain, and certain future indebtedness of the Group would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on the Group, including restrictions on the ability of members the Group to, among other things:
•	pay dividends;

•	pay shareholder loans; and

•	consolidate, merge or sell or otherwise dispose of any of our assets under certain conditions.
     In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants. The Group’s ability to meet such financial ratios and other covenants can be affected by events beyond our control, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the Terms and Conditions of the Notes.

The impact of deteriorating economic conditions on our customers and suppliers could adversely affect our business.
     Customer financial difficulties have resulted, and could result in the future, in increases in bad debt write-offs and additions to reserves in our receivables portfolio. In particular, our exposure to certain financially troubled customers could have an adverse affect on our results of operations. In addition, we depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. Our business may be disrupted if we are unable to obtain these raw materials from our suppliers-and our suppliers from their suppliers-due to the insolvency of key suppliers who may be unable to obtain credit. Although the operations of certain of our suppliers were disrupted by the March 2011 earthquake in Japan, our business was not materially impacted by the natural disaster.
Demand instability for foundry services may result in a lower rate of return on investments than previously anticipated and our business and operating results may be adversely affected.
     Until the onset of the global economic crisis, the demand for foundry services by IDMs, fabless semiconductor companies and systems companies had been increasing in recent years. We made significant investments in anticipation of the continuation of this trend. A reversal of this trend will likely result in a lower rate of return on our investments than anticipated. For example, some IDMs may change their strategy and target greater internal production, and consequently may reduce their outsourcing of wafer fabrication. During industry downturn, these IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies in order to maintain their equipment’s utilization rates. As a result, our business and operating results may be adversely affected.
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
     Since our inception in 2000, we have grown rapidly. Our wafer shipment and sales grew from zero in 2000 to 1,985,974 wafers and US$1.55 billion in 2010. During this period, we commenced commercial production at two 8-inch fabs (which includes our Shanghai mega fab and Tianjin fab) and one 12-inch mega fab in Beijing, and the range of process technologies we offered grew significantly. We have also undertaken management contracts to manage the operations of wafer manufacturing facilities in Wuhan, China. In addition, we are equipping our new 8-inch fab in Shenzhen. At December 31, 2000, we had 122 employees; and at December 31, 2010, we had 10,076 employees. We may hire additional employees for our fabs in Beijing to meet future increases in production capacity. This expansion, as well as our participation in a joint venture with Toppan Printing Co., Ltd. in Shanghai and a joint venture with United Test and Assembly Center Ltd. to establish an assembly and testing facility in Chengdu (which joint venture, we have substantially exited in 2011), and the management of wafer manufacturing facilities in Chengdu (which fab agreement was subsequently terminated in 2010) and Wuhan, China, have presented, and continue to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth and our business and operating results could be adversely affected.
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
     We have been dependent on a small number of customers for a substantial portion of our business. For the year ended December 31, 2010, our five largest customers accounted for 53.7% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach or exceed our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.
Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.
     In 2010, our capital expenditures totaled approximately US$728 million and we currently expect our capital expenditures in 2011 to total approximately US$1 billion which is subject to adjustment based on market conditions. These capital expenditures will be used primarily to expand our operations at our mega-fab in Beijing and 12-inch fab in Shanghai. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.
     Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2011. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:
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

     We plan to continue to expand our business through the development of new and existing fabs. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future fabs in accordance with our plans. Such potential events include, but are not limited to:
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
     The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as TSMC, United Microelectronics Corporation, or UMC, and GlobalFoundries, as well as the foundry services offered by some IDMs, such as Samsung Electronics. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
     Our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. We understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased domestic competition with such competitors and adversely affect our business and operating results.
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
     While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2010, we had been granted 1,596 patents worldwide, of which, 57 were in Taiwan, 140 were in the U.S., and 1,399 were in China, whereas we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.
We may be subject to claims of intellectual property rights infringement owing to the nature of our industry, our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.
     There is frequent intellectual property litigation, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters, in our industry. In some cases, a company can avoid or settle litigation on favorable terms because it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for allegedly infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be foreclosed from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products.
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
     External factors such as potential terrorist attacks, acts of war, financial crises, global economic crisis, natural disaster, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses and interruptions caused by terrorist acts or acts of war. Therefore, any of these events or circumstances could adversely affect our business and operating results. In the event of a natural disaster such as the March 2011 earthquake in Japan, our suppliers’ operations could be disrupted although in this particular case our business and operating results were not materially adversely impacted.
The recurrence of an outbreak of the H1N1 strain of flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other similar epidemic could, directly or indirectly, adversely affect our operating results.
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
     Our financial statements are prepared in U.S. dollars. Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Although we enter into foreign currency forward exchange contracts, we are still affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the Renminbi. Any significant fluctuations among these currencies may lead to an increase in our costs, which could adversely affect our operating results. See “-Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” for a discussion of risks relating to the Renminbi.
     Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7498 to HK$7.8069 per US$1.00 for 2010, we cannot assure you that such policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud and, because of the inherent limitation of internal control over financial reporting, material misstatements due to error or fraud may not be prevented or detected on a timely basis.
     We are subject to reporting obligations under the United States securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal controls over financial reporting. Our management has concluded that our internal controls over our financial reporting were not effectively maintained as of December 31, 2009. We have taken remedial steps to improve our internal controls and management concluded that our internal controls over financial reporting were effectively maintained as of December 31, 2010. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our securities. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have twice settled pending litigation with TSMC at a substantial cost to us, and, if we materially breach our 2009 settlement agreement with TSMC (or certain related documents), we could be required to pay substantial liquidated damages in addition to the money damages or other remedies TSMC may be entitled to in connection with such material breach.
     Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) has brought legal claims against us and our personnel on several occasions since 2002. On January 31, 2005, we entered into a settlement agreement with TSMC and agreed to pay them $175 million in installments over a period of six years (the “2005 Settlement Agreement”).
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
     Under the terms of the 2009 Settlement Agreement, our obligation to make the remaining payments of approximately US$40 million under the 2005 Settlement Agreement was terminated, but we agreed to pay TSMC an aggregate of US$200 million over a period of four years and committed, subject to certain terms and conditions, to issue TSMC 1,789,493,218 of our shares and one or more warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 of our shares, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment. See “Item 10 — Additional Disclosure — Other Contracts” for a more detailed description of the share and warrant issuance agreement entered into by us and TSMC in connection with the 2009 Settlement Agreement and the warrant agreement to be entered into (subject to receipt of required government and regulatory approvals) between us and TSMC in connection with the 2009 Settlement Agreement. The 1,789,493,218 common shares and the warrant to purchase 695,914,030 common shares, subject to adjustment, were issued on July 5, 2010. In addition, the 2009 Settlement Agreement terminated that certain patent cross license agreement that was entered into in connection with the 2005 Settlement Agreement under which we had previously cross-licensed patent portfolios with TSMC (the “2005 Patent Cross-License”).
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
     Further, the 2009 Settlement Agreement provides that if we materially breach the 2009 Settlement Agreement or certain related documents and fail to cure that breach within 30 days after notice from TSMC, that we will pay TSMC liquidated damages, in addition to any damages arising from such breach, in the amount of US$44 million plus a royalty equal to 5% of our gross revenues derived from foundry services in respect of our 90nm and larger manufacturing processes during the period commencing on the date of the breach and ending on the date that is twenty years from the date of the 2009 Settlement Agreement.
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
     In July 2004, we announced an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai, to manufacture color filters and micro-lenses for CMOS image sensors. In May 2005, we announced an agreement with United Test and Assembly Center Ltd. to establish a joint venture in Chengdu to provide assembly and testing services for memory and logic devices. On March 1, 2011, the Company deconsolidated AT as its majority ownership interest was reduced to 10%. As a result, all previously preferred securities issued were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has controlling financial interest nor significant influence in AT. No cash or other consideration was received by the Company in conjunction with disposition.
     The results of the joint ventures are reflected in our operating results to the extent of our ownership interest, and losses of the joint ventures could adversely impact our operating results. For example, as a result of our ownership of Toppan SMIC Electronics (Shanghai) Co., Ltd., we recorded a gain of US$0.3 million in 2010. Integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time. The joint ventures are likely to continue to face numerous challenges in commencing their operations and operating successfully. The business of the joint ventures will be subject to operational risks that would normally arise for these types of businesses pertaining to manufacturing, sales, service, marketing, and corporate functions. Competition in the CMOS image sensor market and semiconductor assembly and testing industry will involve challenges from well-established companies with substantial resources and significant market share.

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
     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 74% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.
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
     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes in addition to requiring extensive amounts of fresh water and a stable source of electricity. The occurrence of natural disasters such as earthquakes may disrupt this required access to goods and services provided by our suppliers as well as access to fresh water and electricity. As a result, our production could be limited or delayed due to the disruption of access to required supplies, in addition to possible damage caused to our manufacturing equipment and related infrastructure, which could adversely affect our business and operating results. Our business and operating results were not materially impacted by Japan’s earthquake in March 2011.
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
     The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (“PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.6227 on December 31, 2010 versus 6.8282 on December 31, 2009 by PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2010 was approximately 3.0%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse affect on our business and operating results.
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
     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2010, approximately 10.2% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.
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
     Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Moreover, a number of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or China, respectively, against us or such persons predicated upon the securities laws of the United States or any state thereof. See “Item 4 — Information on the Company — Business Overview — Enforceability of Civil Liabilities.

Item 4. Information on the Company
History and Development of the Company
     We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since our global offering, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.HK”
In August 2000, we started construction of the first fabrication facility (fab) in our Shanghai mega-fab which commenced pilot production in September 2001 and commenced commercial production in January 2002. The second fab in our Shanghai mega-fab was completed in two stages, commencing commercial production in January 2002 (for aluminum interconnects) and January 2003 (for copper interconnects). The third fab in our Shanghai mega-fab also commenced commercial production in January 2003. All of the fabs comprising the Shanghai mega-fab are located in the Zhangjiang High-Tech Park. In January 2004, we completed the acquisition of an 8-inch wafer fab located in the Xiqing Economic Development Area in Tianjin, China, which commenced mass production in May 2004. We started construction of our Beijing mega-fab in the Beijing Economic and Technological Development Area in December 2002. The Beijing mega-fab consists of two 12-inch fabs and commenced commercial production in March 2005. The Beijing mega-fab is mainland China’s first 12-inch fab. In January 2008, the Company announced its plan to start a new IC production project in Shenzhen with support from the Shenzhen municipal government. The project broke ground in the first half of 2008.
     We entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., which manufactures color filters and micro-lenses for CMOS image sensors and a joint venture agreement with United Test and Assembly Center Ltd. to provide assembly and testing services in Chengdu, China focusing on memory and logic devices (which joint venture, we have substantially existed in 2011). We also entered into agreements to manage the operations of wafer manufacturing facilities (fabs) in Chengdu and Wuhan, China. The Chengdu fab agreement was subsequently terminated in 2010. We maintain customer service and marketing offices in Japan, Europe, and the United States, as well as representative office in Hong Kong.
     The foundry industry requires a significant amount of capital expenditures in order to construct, equip, and ramp up fabs. We incurred capital expenditures of US$666 million, US$190 million, and US$728 million in 2008, 2009 and 2010, respectively, for these purposes. We anticipate that in 2011, we will incur approximately US$1 billion in capital expenditures, subject to adjustment based on market conditions, principally to expand our operations at our mega-fab in Beijing. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
     Our fabs had an aggregate capacity, as of December 31, 2010, of 171,725 8-inch wafer equivalents per month for wafer fabrication. We anticipate an increase in aggregate capacity by the end of 2011.
     For additional information, see “Item 5 — Operating and Financial Review and Prospects - Factors that Impact Our Results of Operations — Substantial Capital Expenditures” and “Capacity Expansion.”

Business Overview
     We are one of the leading semiconductor foundries in the world. We operate three 8-inch wafer fabrication facilities in our Shanghai mega-fab located in the Zhangjiang High-Tech Park in Shanghai, China, an 8-inch wafer fab in Tianjin, China and a 12-inch wafer fab in our Beijing mega-fab located in the Beijing Economic and Technological Development Area in Beijing, China. These fabs had an aggregate capacity as of December 31, 2010 of 171,725 8-inch wafer equivalents per month for wafer fabrication which positions us as the leading foundry in China. In addition, we have a 12-inch fab in Shanghai currently engaged primarily in research and development activities, and a 8-inch fab under construction in Shenzhen. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Wuhan, China.
     We currently provide semiconductor fabrication services using 0.35 micron down to 40 nanometer process technology for the following devices:
•	logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

•	memory technologies, including SRAM, Flash, and EEPROM; and

•	specialty technologies, including LCOS, and CIS.
     In 2010, the Company recorded an impairment loss of $8,442,050 associated with the disposal of fixed assets with outdated technologies.
        In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets was equipped with outdated technologies and no longer received vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value of these assets to zero.
     In the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter of 2008. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105,774,000 on long-lived assets during the first quarter of 2008.
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
     Process technologies are the set of specifications and parameters implemented for manufacturing the circuitry on integrated circuits. The transistor circuitry on an integrated circuit typically follows lines that are less than one micron wide (1/1,000,000 of a meter). The line-widths of the circuitry, or the minimum physical dimensions of the transistor gate of integrated circuits in production, is used as a general rule for classifying generations of process technology of integrated circuits. Progress in the advancement of the integrated circuit has been driven by the scaling, or downsizing, of its components, primarily the transistors. By systematically shrinking the size of the transistors, the number of allowable transistors per die increases, and thus the number of dies on a given wafer, has also increased. Our current process technology ranges from 0.35 micron to 40-nanometer.
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
        In addition to our Shanghai mega-fab, we have an additional fab at our Shanghai site. A portion of one facility in Shanghai is being leased to Toppan SMIC Electronics (Shanghai) Co., Ltd., which manufactures color filters and micro-lenses for CMOS image sensors. Most of the administrative and management functions of our fabs in different locations are centralized at our corporate headquarters in the Zhangjiang High-Tech Park in the Pudong New Area of Shanghai.
     Additionally, we have one 8-inch fab under construction in Shenzhen. The expansion plan for this project will be adjusted based on overall market conditions.
Management of Fabs
     We also have undertaken agreements relating to wafer manufacturing facilities in Wuhan, China. Under these agreements, we do not own any equity interest but will manage the operations of the facilities.

Our Services
Wafer Fabrication Services
     We currently provide semiconductor fabrication services using 0.35 micron down to 45 nanometer technology for the following devices:
•	logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

•	memory technologies, including SRAM, Flash, EEPROM and Mask ROM; and

•	specialty technologies, including LCoS, and CIS.
     These semiconductors are used in various computing, communications, consumer and industrial applications, such as computers, mobile telephones, digital televisions, digital cameras, DVD players, entertainment devices, other consumer electronics devices and automotive and industrial applications.
Our Technologies
     We manufacture the following types of semiconductors:
•	Logic Semiconductors. Logic semiconductors process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers, DSPs and graphic chips. Logic semiconductors are used in communications devices, computers and consumer products, with the most advanced logic semiconductors dedicated primarily to computing applications.

•	Mixed-Signal and RF. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog signals and digital data. We make 0.35 micron to 55 nanometer mixed-signal and RF semiconductors using the CMOS process. The primary uses of mixed-signal semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, while RF semiconductors are primarily used in communications devices, such as cell phones.

•	High Voltage. High voltage semiconductors are semiconductor devices that can drive high voltage electricity to systems that require voltage of between five volts to several hundred volts. Our high voltage technologies provide solutions for display driver integrated circuits, power supplies, power management, telecommunications, automotive electronics and industrial controls.

•	Memory Semiconductors. Memory semiconductors, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memory, which lose their data content when power supplies are switched off, or non-volatile memory, which retain their data content without the need for a constant power supply. Examples of volatile memory include SRAM and examples of non-volatile memory include electrically erasable programmable read-only memory, or EEPROM, NAND Flash and OTP. Memory semiconductors are used in communications devices, computers and many consumer products.
     Specialty Semiconductors.
•	LCoS. LCoS microdisplays are tiny, high resolution, low power displays designed for high definition televisions, projectors and other products that use or rely on displays. Compared with other display technologies, such as liquid crystal and plasma, LCoS displays have higher resolution and higher fill factor, resulting in superior images, colors and performance. LCoS process technology represents an enhancement of mixed-signal CMOS process technology with the addition of a highly reflective mirror layer.

•	CIS. CIS devices are sensors that are used in a wide range of camera-related systems, such as digital cameras, digital video cameras, handset cameras, personal computer cameras and surveillance cameras, which integrate image-capturing

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

Month and
year of
	commencement	Process technology
	of commercial	(in microns)
Fab	production of initial fab	2007	2008	2009	2010
Wafer fabrication:
Shanghai Mega-fab (8”)	January 2002	0.35/0.25/	0.35/0.25/	0.35/0.25/	0.35/0.25/
		0.18/0.15/	0.18/0.15/	0.18/0.15/	0.18/0.15/
		0.13/0.11/0.09	0.13/0.11/0.09	0.13/0.11	0.13/0.11

Shanghai fab (12”)	—	—	0.09	0.11/0.09	0.11/0.09/0.045

Beijing Mega-fab (12”)	March 2005	0.13/0.11/	0.18/0.13/	0.18/0.13/0.09/0.065	0.18/0.13/0.09/0.065
		0.10/0.09	0.09

Tianjin fab (8”)	May 2004	0.35/0.25/	0.35/0.25/	0.35/0.25	0.35/0.25
		0.18/0.15	0.18/0.15	0.18/0.15	0.18/0.15
     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2008, 2009, and 2010 and each of the quarters in the year ended December 31, 2010:

							For the
	For the		For the three months ended				year ended
	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Process Technologies	2008	2009	2010	2010	2010	2010	2010
			(based on sales in US$)
0.065 micron	0.01%	0.98%	1.70%	3.72%	7.08%	8.58%	5.43%
0.09 micron	17.60%	15.13%	18.66%	19.87%	16.19%	15.38%	17.44%
0.13 micron	26.29%	34.96%	35.52%	32.16%	32.95%	31.95%	33.08%
0.15 micron	2.70%	2.12%	1.50%	1.78%	2.34%	1.22%	1.71%
0.18 micron	34.10%	27.27%	24.16%	26.81%	25.60%	26.52%	25.81%
0.25 micron	0.60%	0.44%	0.26%	0.56%	0.51%	0.53%	0.47%
0.35 micron	18.70%	19.10%	18.20%	15.10%	15.33%	15.82%	16.06%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
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

Fab	2008		2009		2010
Wafer Fabrication:
Wafer fabrication capacity as of year-end(1):
Shanghai mega-fab	88,000		85,000		86,000

Beijing mega-fab	40,500		42,750		52,425

Tianjin fab	32,000		34,300		33,300

Total monthly wafer fabrication capacity as of year-end(1)	160,500	(2)	162,050	(2)	171,725	(2)

Wafer fabrication capacity utilization	86%		75%		95%

     The following table sets forth the historical capacity of our wafer fabrication and copper interconnects fabs as December 31, 2010:
All output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month.
(1)	Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)	Mega fab structure includes copper interconnects in the total monthly capacity.
     As of December 31, 2010, our aggregate wafer fabrication capacity was 171,725 8-inch wafer equivalents per month for wafer fabrication.
     A key factor influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significant positive effect on output and profitability. Our wafer fabs had an average annual utilization rate of 86% in 2008, 75% in 2009, and 95% in 2010. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently. Before 2008, we had manufactured DRAM to fill our production lines when the volume demand of other products does not fully utilize our available capacity. As a result, our utilization rate has historically remained high.
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
Capacity Expansion Plans
     We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. Our capital expenditures in 2009 were approximately US$190 million and our capital expenditures in 2010 were approximately US$728 million. We currently expect that our capital expenditures in 2011 will be approximately US$1 billion, subject to adjustment based on market conditions, which we plan to fund through our operating cash flows and bank loans. If necessary, we will also explore other forms of external financing. We plan to use this capital primarily to expand our operations at our mega-fab in Beijing and our fab in Shanghai. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.

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
     Libraries
     As part of the necessary building blocks for our customers’ semiconductor designs, we offer libraries of compatible designs for portions of semiconductors, such as standard cells, I/O and selected memory blocks, in addition to technology files. We have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries early on in the development of new process technologies so that our customers can quickly design sophisticated integrated circuits that utilize the new process technologies. We also have arrangements with other providers of libraries to provide our customers with access to a broad library portfolio for their designs. In particular, we offer a portfolio of ASIC library and design kits for a wide range of tested and verified circuit applications and design-flow implementation. These include standard cell, I/O and memory compilers in from 0.35 micron down to 40 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design reuse and fast integration into the overall design system. We are currently developing additional libraries. Our library partners include ARM, Synopsys, Inc., VeriSilicon, and Virage Logic.
     Intellectual Property
     Together with the intellectual property developed by our internal design team, our alliances with intellectual property providers enable us to offer foundational designs ranging from 0.35 micron to 55 nanometer and relating to mixed-signal, embedded memory, high-speed interface, digital peripheral device controllers, and embedded processors, among others. We use our own and third party design expertise to realize the functions of these various types of intellectual property. Our intellectual property partners include ARM, MIPS, Virage, Synopsys, and Verisilicon.
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
     We also offer a multi-project wafer service that allows the cost of manufacturing one mask set to be shared among several customers. See “Item 4 — Customers and Markets” for more details regarding this service.
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
     Our facility with United Test and Assembly Center Ltd. is located in Chengdu, China and provides both assembly and testing services for 8-inch and 12-inch wafers. This facility focuses on memory and discrete devices. Our facility in Chengdu occupies a total area of 215,000 square meters. Construction area is 40,668 square meters, including approximately 11,000 square meters of clean room area (which joint venture, we have substantially exited in 2011). We have also established a network of partners that provide additional probing services, as well as assembly and testing services, for our customers that request these additional services. We have relationships with assembly and testing partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., which have helped to enhance the range of services that we are able to offer our customers.

Customers and Markets
     Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2008, 2009 and 2010:

	For the year ended December 31,
	2008		2009		2010
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	768,707	56.80%	710,142	66.34%	1,111,436	71.48%
Integrated device manufacturers	341,933	25.30%	175,092	16.36%	252,480	16.24%
Systems companies and others	243,071	17.90%	185,153	17.30%	190,873	12.28%

Total	1,353,711	100.00%	1,070,387	100.00%	1,554,789	100.00%
     We categorize our sales geographically based on the headquarter of customer operations and is not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2008, 2009 and 2010:

	For the year ended December 31,
	2008		2009		2010
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	766,708	56.70%	632,047	59.05%	851,914	54.79%
Europe	92,573	6.80%	20,807	1.94%	39,178	2.52%
Asia Pacific (excluding Japan and Taiwan)(1)	269,611	19.90%	250,224	23.38%	487,400	31.35%
Taiwan	185,849	13.70%	157,624	14.73%	173,109	11.13%
Japan	38,970	2.90%	9,685	0.90%	3,188	0.21%

Total	1,353,711	100.00%	1,070,387	100.00%	1,554,789	100.00%
     We have a global and diversified customer base that includes IDMs. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule or demands lower prices.
     In the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter of 2008. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105,774,000 on long-lived assets during the first quarter of 2008.
     The following table sets forth a breakdown of our sales by application type for 2008, 2009 and 2010:

	For the year ended December 31,
	2008		2009		2010
Application Type(1)	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing	106,184	7.80%	55,431	5.18%	52,293	3.36%
Communications	696,399	51.50%	531,876	49.69%	756,882	48.68%
Consumer	430,282	31.80%	407,775	38.10%	628,355	40.41%
Others	120,846	8.90%	75,305	7.03%	117,258	7.55%

Total	1,353,711	100.00%	1,070,387	100.00%	1,554,789	100.00%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver integrated circuits, graphic processors and other components that are commonly used in personal digital assistants and desktop and notebook computers and peripherals. “Communications” consists of integrated circuits used in digital subscriber lines, digital signal processors, wireless LAN, LAN controllers, LCD drivers, handset components and caller ID devices. “Consumer” consists of integrated circuits used for DVD players, game consoles, digital cameras, smart cards and toys.
     The following table sets forth a breakdown of our sales by service type for 2008, 2009 and 2010:

	For the year ended December 31,
	2008		2009		2010
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory wafers	71,935	5.30%	35,648	3.33%	20,592	1.32%
Fabrication of logic wafers(1)	1,139,535	84.20%	959,689	89.66%	1,416,250	91.09%
Other(2)	142,241	10.50%	75,050	7.01%	117,947	7.59%

Total	1,353,711	100.00%	1,070,387	100.00%	1,554,789	100.00%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
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

     Our sales cycle, meaning the time between our first contact with a customer in relation to a particular product and our first shipment of that product to the customer, typically lasts between three months to one year, depending on the type of process and product technology involved in the product we are requested to fabricate. Because of the fast-changing technology and functionality in integrated circuit design, foundry customers generally do not place purchase orders far in advance to fabricate a particular type of product. However, we engage in discussions with customers commencing in advance of the placement of purchase orders regarding customers’ expected fabrication requirements. See “Risk Factors — Risks Related to Our Financial Condition and Business — Our sales cycles can be long, which could adversely affect our operating results and cause our income stream to be unpredictable.”
     See “Item 5 — Operating and Financial Review and Prospects — Sales” for a description of the seasonality of our business.
Research and Development
     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$102.2 million in 2008, US$160.8 million in 2009 and US$174.9 million in 2010 on research and development expenses, which represented 7.6%, 15.0% and 11.2% respectively, of our sales in those respective years. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2011 for our 65 and 45 nanometer manufacturing process.
The research and development efforts were focused primarily on our logic platform and system-on-chip (SOC) applications. SMIC in 2010 has achieved many significant milestones. Early on in the year, the Company shipped 100,000 8-inch wafers to Galaxycore using CMOS image sensor (CIS) process technology. In May, Synopsys announced the immediate availability of silicon-proven and USB logo-certified DesignWare USB 2.0 nanoPhy intellectual property for 65-nanometer (nm) low-leakage (LL) process technology. In addition, the Company has longstanding partnership with leading fabless companies to include 65nm LL and 40nm LL process technologies. For system-on-chip (SOC) front, ARM and SMIC agreed to collaborate on the development of ARM leading physical IP library platform for 65nm LL and 40nm LL technology process nodes. Our 65nm LL technology successfully moves to volume production in Q3 2009, mostly implemented at our 300mm facility in Beijing.
     We employ approximately 451 research and development engineers. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry technology roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future.
Intellectual Property
     While we continue to develop and patent our own technologies, we expect to have an ongoing need to obtain licenses for the proprietary technologies of third parties to enable us to manufacture certain advanced wafers for our customers. As of 2010 year-end, we have been granted 1,596 patents, and have more than 3,237, patent applications pending worldwide. We believe our competitors and other industry participants have numerous patents concerning wafer fabrication and related technologies in multiple countries.
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
     Our competitors and potential competitors include other pure-play foundries such as TSMC, UMC and GlobalFoundries. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. Another group of potential competitors consists of IDMs that have established their own foundry capabilities such as, Fujitsu Limited, Samsung Electronics Co., Ltd. and Toshiba. IDMs are primarily dedicated to fabricating integrated circuits for the end products of their respective affiliates. See “Risk Factors-Risks Related to Our Financial Condition and Business — If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.”
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
     We achieved ISO 9001:2000 certification from the British Standards Institute with zero-defect performance for our Fab 1 in July 2002 and for our Fab 2 and Fab 3B in March 2003. The ISO 9001 quality standards were established by the International Standards Organization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes. International Standards Organization certification is required in connection with sales of industrial products in many countries. To further enhance our quality management system, we obtained TS 16949:2002 certification from the British Standards Institute (BSI) in February 2004. This is an International Standards
     In September 2008, our S2/Fab 8 passed the BSI ISO 27001:2005 with “zero defect” — an outstanding achievement for us. This BSI ISO27001 audit is the expansion of the information security management systems certification review, which was an added certification to the original mask shop and design center services. ISO27001 is a widely recognized information security standard in the industry.

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
Raw Materials
     Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 19%, 18% and 21% of our manufacturing costs in 2008, 2009 and 2010, respectively.
     The three largest components of raw material costs — raw wafers, chemicals and gases - accounted for approximately 40%, 20% and 9%, respectively, of our raw material costs in 2008, approximately 38%, 21%, and 10%, respectively, of our raw material costs in 2009, and approximately 37%, 22%, and 10%, respectively, of our raw materials in 2010. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.
     The most important raw material used in our production is silicon in the form of raw wafers. In 2010, we purchased approximately 73.7% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.
     For 2010, our largest and five largest raw materials suppliers accounted for approximately 8.01% and 33.52%, respectively, of our overall raw materials purchases. For 2009, our largest and five largest raw materials suppliers accounted for approximately 11.2% and 43.2%, respectively, of our overall raw materials purchases. For 2008, our largest and five largest raw materials suppliers accounted for approximately 8.0% and 32.3%, respectively, of our overall raw materials purchases. Having made all reasonable inquiry, we are not aware of any director or shareholder (which to the knowledge of our directors own more than 5% of our issued share capital) or their respective associates, which had shareholding interests in any of our five largest suppliers. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.
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
     On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”), which became effective January 1, 2008. Under the New EIT Law, domestically- owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may to be enjoyed until the end of the holiday. FEIT Law tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.
     According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.
     On February 22, 2008, the PRC government promulgated Caishui Circular [2008] No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Circular No.1”). Pursuant to Circular No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.
     On February 9, 2011, the State Council of China issued Guo Fa [2011] No.4, the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries(“Circular No.4”), to provide various incentives from tax, investment and financing, and R&D perspectives for the software and integrated circuit industries. In particular, Circular No.4 reinstates certain EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

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

Organizational Structure
     We operate primarily through three wholly owned subsidiaries in China. The chart below sets forth our significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2010:

		Attributable
		equity
	Place and date of	interest	Principal
Name of company	incorporation/establishment	held	Activity
Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai” or “SMIS”)*#	PRC December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing” or “SMIB”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation*	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin” or “SMIT”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (AT) Corporation (“AT”)* (Note 1)	Cayman Islands July 26, 2004	66.3%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMIC Chengdu” or “SMICD”) *# (Note 1)	PRC December 28, 2004	66.3%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding

		Attributable
		equity
	Place and date of	interest	Principal
Name of company	incorporation/establishment	held	Activity
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products

SMIC Development (Chengdu) Corporation*#	PRC December 29, 2005	100%	Construction, operation, management of SMICD’s living quarter, schools and supermarket

Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding

Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Investment holding

SMIC AT (HK) Company Limited (“SMIC AT (HK)”)* (Note 1)	Hong Kong February 11, 2008	66.3%	Investment holding

SMIC Solar Cell (HK) Company Limited (“SMIC Solar Cell (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding

SMIC Shanghai (HK) Company Limited (“SMIC SH (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding

SMIC Beijing (HK) Company Limited (“SMIC BJ (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding

SMIC Tianjin (HK) Company Limited (“SMIC TJ (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding

SMIC Shanghai (Cayman) Corporation (“SMIC SH (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment holding

SMIC Beijing (Cayman) Corporation (“SMIC BJ (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment holding

SMIC Tianjin (Cayman) Corporation (“SMIC TJ (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment holding

SMIC (Wuhan) Development Corporation*#	PRC March 27, 2007	100%	Construction, operation, management of living quarter, schools

Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding

		Attributable
		equity
	Place and date of	interest	Principal
Name of company	incorporation/establishment	held	Activity
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding

SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding

SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	97.7%	Investment Holding

SilTech Semiconductor (Hong Kong) Corporation Limited*	Hong Kong March 20, 2008	97.7%	Investment holding

Semiconductor Manufacturing International (Shenzhen) Corporation*#	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products

SilTech Semiconductor (Shanghai) Corporation Limited	PRC March 3, 2009	97.7%	Manufacturing and trading of semiconductor products

Brite Semiconductor Corporation	Cayman Islands	44.2%	Investment Holding

Brite Semiconductor Corporation Hong Kong Limited	Hong Kong	44.2%	Investment Holding

Brite Semiconductor Corporation	PRC	44.2%	Design House

Note 1:	Please refer to Note 30 (Subsequent Events) to the consolidated financial statements for details regarding the subsequent changes of the company’s shareholding.

#	Companies registered as wholly-owned foreign enterprises in the People’s Republic of China. (“PRC”), excluding for the purpose of this report, Hong Kong, Macau, and Taiwan.

*	For identification purposes only.

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
     In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Risk Factors — Risks Related to Conducting Operations in China-Limits placed on exports into China could substantially harm our business and operating results.”
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
     The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1) or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	530,831/164,795	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	506,562/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/61,990	Wafer fabrication	owned/owned
Shenzhen Export Processing Zone, Shenzhen Pingshan New Area, Guangdong	200,060/225,986	Wafer fabrication	owned/owned
Export Processing Zone (West Area), Chengdu	215,874/35,850	Assembly and Test	owned/owned
Japan	na/55	Marketing activities	na/leased
USA	na/743	Marketing activities	na/leased

Owned(1) or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Italy	na/280	Marketing activities	na/leased
Hong Kong(2)	na/300	Representative Office	na/owned

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

(2)	In February 2006, we purchased approximately 300 square meter of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.
     The construction of our 8-inch fab in Shenzhen began in 2008 in an effort to expand our production capacity and is expected to commence commercial production in 2011. We plan to gradually increase the capacity in the Shenzhen fab based on market conditions. This project will be financed through our operating cash flows as well as through external financing. See “Risk Factors — Risks Related to Our Financial Condition and Business — Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results,” and “Risk Factors — Risks Related to Our Financial Condition and Business — The construction and equipping of new fabs and the expansion of existing fabs are subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.”
     Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to an amendment to its domestic bank loan agreements, SMIC Beijing and SMIC Tianjin have pledged a portion of its land use right to the lenders. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     For a description concerning our capacity, capacity utilization rate and capacity expansion plans, please see “Item 5 — Operating and Financial Review and Prospects — Factors that Impact our Results of Operations.”
Risk Management and Insurance
     We have been OHSAS18001 certified since September 2003. Our health and safety management philosophy is based on incident prevention, which is achieved through:
•	Mandatory staff and vendor safety training;

•	Compliance of equipment and facilities to safety criteria, including the Semiconductor Equipment and Materials International and Chinese National Fire Protection Association standards

•	A culture of accountability, whereby managers and employees are held responsible for the their own and their group’s safety performance;

•	Regularly scheduled audits; and

•	Standard management procedures.

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
     We were founded in April 2000. In 2000 and 2001, our company was in its development stage and did not have any sales. During this period, we established our management structure, acquired land use rights, constructed, equipped and commenced the ramp-up of production at our 8-inch wafer facilities in Shanghai which are referred to as the Shanghai mega-fab, and began our research and development activities. The first fab in the Shanghai mega-fab and a portion of our second fab, commenced commercial production in January 2002. The remaining portion of our second fab and a third fab commenced commercial production in January 2003. In January 2004, we acquired an 8-inch fab in Tianjin, China, which we refer to as our Fab 7, from MCEL, a wholly owned subsidiary of Motorola. The first fab in the Beijing mega-fab commenced commercial production in March of 2005. As of December 31, 2010, we had reached total wafer fabrication capacity of 171,725 8-inch wafer equivalents per month. Our wafers shipped and sales decreased from 1,611,208 wafers and US$1,353.7 million for 2008 to 1,376,663 wafers and US$1,070.4 million for 2009 and then increased to 1,985,974 wafers and US$1,554.8 million for 2010.
     We manage our business and measure our results of operations based on a single operating segment. We anticipate an increase in aggregate capacity by the end of 2011 subject to market conditions. As we increase our capacity and corresponding wafer production, we anticipate benefits from economies of scale. When our capacity utilization is high, these economies of scale enable us to reduce our per wafer production cost and improve our margins. On the other hand, when our capacity utilization rate is low, our unused capacity results in higher per wafer production cost and decreased margins.
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
Substantial Capital Expenditures
     The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity since our inception, we incurred capital expenditures of US$666 million, US$190 million, and US$728 million in 2008, 2009, and 2010 respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$761.8 million, US$748.2, and US$584.2 million in 2008, 2009, and 2010, respectively.

     The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$102.2 million in 2008, US$160.8 million in 2009, and US$174.9 million in 2010 for research and development, which represented 7.6%, 15.0%, and 11.2% respectively, of our sales for 2008, 2009, and 2010. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility.
     We currently expect that our capital expenditures in 2011 will be approximately US$1 billion, subject to adjustment based on market conditions, which we plan to fund through our operating cash flows and bank loans in order to expand our operations. If necessary, we will also explore other forms of external financing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.
Capacity Expansion
     We have expanded, and plan to continue to expand, our capacity through internal growth and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We anticipate an increase to aggregate capacity by the end of 2011 subject to market conditions.
Pricing
     We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped increased 0.6% from US$778 per wafer in 2009 to US$783 per wafer in 2010.
     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2008, 2009 and 2010 and each of the quarters in the year ended December 31, 2010:

							For the
	For the		For the three months ended				year ended
	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Process Technologies	2008	2009	2010	2010	2010	2010	2010
			(based on sales in US$)
0.065 micron	0.01%	0.98%	1.70%	3.72%	7.08%	8.58%	5.43%
0.09 micron	17.60%	15.13%	18.66%	19.87%	16.19%	15.38%	17.44%
0.13 micron	26.29%	34.96%	35.52%	32.16%	32.95%	31.95%	33.08%
0.15 micron	2.70%	2.12%	1.50%	1.78%	2.34%	1.22%	1.71%
0.18 micron	34.10%	27.27%	24.16%	26.81%	25.60%	26.52%	25.81%
0.25 micron	0.60%	0.44%	0.26%	0.56%	0.51%	0.53%	0.47%
0.35 micron	18.70%	19.10%	18.20%	15.10%	15.33%	15.82%	16.06%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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
     The following table sets forth a breakdown of our sales by service type for 2008, 2009 and 2010:

	For the year ended December 31,
	2008		2009		2010
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory wafers	71,935	5.30%	35,648	3.33%	20,592	1.32%
Fabrication of logic wafers(1)	1,139,535	84.20%	959,689	89.66%	1,416,250	91.09%
Other(2)	142,241	10.50%	75,050	7.01%	117,947	7.59%

Total	$1,353,711	100.00%	1,070,387	100.00%	1,554,789	100.00%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.
Capacity Utilization Rates

     Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2008, 2009 and 2010, approximately 46%, 49% and 40% respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 86.0% in 2008, 75.0% in 2009, and 95% in 2010. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.
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
     Please see “Item 8 — Financial Information — Litigation” regarding the Accounting Treatment for the 2005 and 2009 Settlement Agreements with TSMC.
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
     We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the market value of a good drops below its carrying value, we record a write-off to cost of sales for the difference between the carrying cost and the market value. During the years ended December 31, 2008, 2009 and 2010, the Company recorded inventory write downs of US$40.8 million, US$26.3 million and US$19.9 million, respectively, to reflect a decline in the estimated market value of the inventory we held. We carry out an inventory review at each quarter-end.
Depreciation and Amortization
     We operate in a capital-intensive business. We periodically review and assess the estimated useful life of our assets based on expected use by the Company, taking into account effects of obsolescence, demand, and other economic factors. The net book value of our plant and equipment, including prepaid land use rights, at December 31, 2010 was US$2,430.7 million. Depreciation of manufacturing buildings and related improvements is provided on a straight-line basis over the estimated useful life of 25 years and commences from the date the facility is ready for its intended use. Depreciation of our manufacturing machinery and equipment, as well as our facility, machinery and equipment, is provided on a straight-line basis over the estimated useful life, commencing from the date that the equipment is placed into productive use. A 5 to 7 year useful life is used for manufacturing machinery and equipment while a 10 year useful life is used for facility, machinery and equipment. Amortization of land use rights is over the term of the land use right agreement, which ranges from 50 to 70 years. Amortization of intangible assets is computed using the straight-line method over the expected useful life of the assets ranging from 3 to 10 years. The estimated useful life and dates that the equipment is placed into productive use reflects our estimate of the periods that we intend to derive future economic benefits from the use of our plant and equipment and land use rights.
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
     In 2010, the Company recorded an impairment loss of $8.4 million associated with the disposal of fixed assets with outdated technologies.
     In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104.7 million after writing down the carrying value of these assets to zero.
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
     The Company has no material uncertain tax positions as of December 31, 2010 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
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
Share-based Compensation Expense
     Our share-based employee compensation plans are described in more detail under “Share Ownership.”
     We grant stock options to our employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognised, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

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

Income Tax
     As an exempted company incorporated in the Cayman Islands, we are exempt from Cayman Islands taxation. Our Chinese subsidiaries are subject to taxation pursuant to Enterprise Income Tax Law and various local income tax laws. Under relevant regulations and after approval by the local Tax Bureau, our Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from foreign enterprise income tax, or FEIT, for five years starting with the first year of positive accumulated earnings, and a 50% reduction for the following five years. The tax holiday enjoyed by our Shanghai subsidiary took effect in 2004 when SMIS completed its first profit-making year. As of December 31, 2010, both Beijing and Tianjin entities were in accumulative loss positions and as a result the tax holiday had not begun to take effect.
     Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as of December 31, 2008 at the statutory rate of 25%. The applicable income tax rate for 2010, 2011 and 2012 is 12.5%, and thereafter is 25%, respectively.
     Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including Japan, United States, and Europe. Our income tax obligations to date have been minimal.
     We account for income taxes using an asset and liability approach for financial accounting and reporting for income tax purposes. Under the asset and liability method, deferred income taxes are recognized for temporary differences, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We conduct this analysis on a quarterly basis. As of December 31, 2010, the Company has recognized deferred tax assets including $185.4 million from net operating loss carry forward and $62.1 million from temporary difference between the tax and book base of certain fixed assets. The temporary difference generated from depreciation of fixed assets relates specially to one of the Company’s subsidiaries and this subsidiary has achieved profitability in prior years and is expected to continue to be profitable based on the current forecast. We have recognized $163.8 million valuation allowance based on the analysis on available positive and negative evidences, including profitability, utilization and production efficiency, industry cyclical risk and technology development risk.
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
     The Company has no material uncertain tax positions as of December 31, 2010 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
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

Foreign Currency Fluctuations
     Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Accordingly, we are affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the Renminbi. See “Risk Factors — Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors - Risks Related to Our Financial Condition and Business — Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates and Item 11 — Quantative and Qualitative Disclosures About Market Risk — Foreign Exchange Rate Fluctuation Risk” for a discussion of our efforts to minimize such risks.

Recent Accounting Pronouncements
In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition — Milestone Method (Topic 605)”. This guidance is to provide on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as successful completion of phases in a study or achieving a specific result from the research or development efforts. Specifically, this guidance amends the affect vendors that provide research or development deliverables in an arrangement in which one or more payments are contingent upon achieving uncertain future events or circumstances. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive should based on: (1) be commensurate with either of the following: (a) the vendor’s performance to achieve milestone, (b) the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (2) relate solely to past performance; or (3) be reasonable relative to all deliverables and payment terms in the arrangement. In addition, a vendor that is affected by the amendments required to provide all of the following: (1) a description of the overall arrangement; (2) a description of each milestone and related contingent consideration; (3) a determination of whether each milestone is considered substantive; (4) the factors that the entity considered in determining whether the milestone or milestones are substantive; or (5) the amount of consideration recognized during the period for the milestone or milestones. This guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of ASU 2010-17 will not have a material impact on the Company’s consolidated financial position or result of operations.
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

Exemption from VAT for imported equipment will no longer applied as of July 1, 2009 and a 17% VAT rate will apply.

Operating Results
Sales
     We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services.
     In 2010, fabless semiconductor companies accounted for 71.5%, IDMs accounted for 16.2% and systems and other companies accounted for 12.3%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2008, 2009, and 2010 our five largest customers accounted for approximately 58.2%, 60.0%, and 53.7% of our sales, respectively.
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
     Our depreciation expenses attributable to cost of sales were US$663.1 million in 2008, US$575.1 million in 2009, and US$497.6 million in 2010.
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
     The summary consolidated financial data presented below as of and for the years ended December 31, 2008, 2009, and 2010 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The summary consolidated financial data as of and for the years ended December 31, 2006 and 2007 is derived from our audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Statement of Operations Data:
Sales	$1,465,323	$1,549,765	$1,353,711	$1,070,387	$1,554,788
Cost of sales(1)	1,338,155	1,397,038	1,412,851	1,184,589	1,244,714
Gross profit (loss)	127,168	152,727	(59,140)	(114,202)	310,074
Operating expenses (income):
Research and development	94,171	97,034	102,240	160,754	174,900
General and administrative	47,365	74,490	67,037	218,688	43,762
Selling and marketing	18,231	18,716	20,661	26,566	29,498
Amortization of acquired intangible assets	24,393	27,071	32,191	35,064	27,168

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Impairment loss of long-lived assets	—	—	106,741	138,295	8,442
Loss (gain) from sale of plant and equipment and other fixed assets	(43,122)	(28,651)	(2,877)	3,832	(658)
Litigation settlement	—	—	—	269,637	—
Total operating expenses, net	141,038	188,659	325,993	852,836	266,620
Income (loss) from operations	(13,870)	(35,932)	(385,132)	(967,038)	43,455
Other income (expenses):
Interest income	14,916	12,349	11,542	2,591	4,127
Interest expense	(50,926)	(37,936)	(50,767)	(24,699)	(22,656)
Change in the fair value of commitment to issue shares and warrants	—	—	—	(30,101)	(29,815)
Foreign currency exchange gain (loss)	(21,912)	11,250	11,425	7,302	5,025
Other, net	1,821	2,238	7,429	4,626	8,772
Total other expense, net	(56,101)	(12,100)	(20,371)	(40,281)	(34,547)
Income (loss) before income tax	(69,971)	(48,032)	(405,503)	(1,007,319)	8,907
Income tax benefit (expense)	24,928	29,720	(26,433)	46,624	4,818
Gain (loss) from equity investment	(4,201)	(4,013)	(444)	(1,782)	285
Net income (loss) before cumulative effect of a change in accounting principle	(49,244)	(22,324)	(432,380)	(962,478)	14,011
Cumulative effect of a change in accounting principle	5,154	—	—	—	—
Net income (loss)	(44,090)	(22,324)	(432,380)	(962,478)	14,011
Accretion of interest to noncontrolling interest	(19)	2,856	(7,851)	(1,060)	(1,060)
Loss attributable to noncontrolling interest	—	—	—	—	140
Income (loss) attributable to Semiconductor Manufacturing International Corporation	$(44,109)	$(19,468)	$(440,231)	$(963,537)	$13,100
Earnings (loss) per ordinary share, basic	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00
Earnings (loss) per ordinary share, diluted	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00
Shares used in calculating basic earnings (loss) per share(3)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	24,258,437,559
Shares used in calculating diluted earnings (loss) per share(2)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	25,416,597,405

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Earnings (loss) per ADS, basic(3)	$(0.12)	$(0.05)	$(1.18)	$(2.15)	$0.00
Earnings (loss) per ADS, diluted(3)	$(0.12)	$(0.05)	$(1.18)	$(2.15)	$0.00
ADS used in calculating basic loss per ADS(3)	366,689,978	370,038,810	373,650,897	447,184,742	485,168,751
ADS used in calculating diluted loss per ADS(3)	366,689,978	370,038,810	373,650,897	447,184,742	508,331,948

Other Financial Data:
Gross margin	8.70%	9.90%	-4.40%	-10.67%	19.94%
Operating margin	-0.90%	-2.30%	-27.80%	-90.05%	2.79%
Net margin	-3.00%	-1.30%	-32.50%	-89.92%	0.90%

Operating Data:
Wafers shipped (in 8” equivalents)
Total	1,614,888	1,849,957	1,611,208	1,376,663	1,985,974
ASP(4)	907	838	840	778	783

(1)	Including share-based compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2006, 2007, 2008 and 2009 earnings (loss) per share did not differ from diluted loss per share.

(3)	Fifty ordinary shares equals one ADS.

(4)	Total sales/total wafers shipped.
Comparisons of the Years Ended December 31, 2008, 2009 and 2010
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     Sales. Sales increased by 45.3% from US$1,070.4 million for 2009 to US$1,554.8 million for 2010, primarily due to an increase in overall wafer shipments. For the full year 2010, the overall wafer shipments were 1,985,974 units of 8-inch equivalent wafers, up 44.3% year-on-year. The average selling price of the wafers the Company shipped increased by 0.6% from US$778 per wafer to US$783. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 47.5% to 54.5% between these two periods.
     Cost of sales and gross profit (loss). Cost of sales increased by 5.1% from US$1,184.6 million for 2009 to US$1,244.7 million for 2010. Out of the total cost of sales for 2010, US$497.6 million was attributable to depreciation of plant and equipment and another $2.8 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2009, US$575.1 million was attributable to depreciation of plant and equipment and another $23.5 million was attributable to amortization of deferred costs and share-based compensation costs. The Company had a gross profit of US$310.1 million for 2010 compared to a gross loss of US$114.2 million in 2009. Gross margins were 19.9% in 2010 compared to (10.7)% in 2009. The increase in gross margins was due to higher overall wafer shipments in 2010 driven by the market recovery from the 2009 global recession and $75.5 million decrease in depreciation expense.
     Operating income (expenses) and income (loss) from operations. Operating expenses decreased by 68.7% from US$852.8 million for 2009 to US$266.6 million for 2010 primarily due to charges related to settlement of litigation, bad debt provision and plant and equipment impairment loss in 2009. We recorded litigation settlement expense, bad debt expense and impairment loss of US$269.6 million, US$115.8 million and US$138.3 million, respectively, in 2009.
Research and development expenses increased by 8.8% from US$160.8 million for 2009 to US$174.9 million for 2010, due to an increase expenses associated with 65nm and 45nm technology development.
General and administrative expenses decreased by 80.0% to US$43.8 million for 2010 from US$218.7 million for 2009, primarily due to bad debt expenses of US$115.8 million recorded in 2009.
Selling and marketing expenses increased by 11.1% from US$26.6 million for 2009 to US$29.5 million for 2010, due to an increase in sales and marketing activities.
The amortization of acquired intangible assets decreased from US$35.1 million for 2009 to US$27.2 million for 2010.
     Impairment of plant and equipment. In 2010, the Company recorded an impairment loss of $8.4 million associated with the disposal of fixed assets with outdated technologies compared to an impairment loss of $104.7 million recorded in 2009 in connection with certain obsolete assets that were held to be abandoned.
As a result, the Company’s income from operations was US$43.5 million in 2010 compared to loss from operations of US$967.0 million in 2009. Operating margin was 1.4% and (90.3)%, for 2010 and 2009, respectively.
     Other income (expenses). Other expenses decreased from US$40.3 million in 2009 to US$34.5 million in 2010. The foreign exchange gain, combining the operating and non-operating activities, was US$5.0 million in 2010 as compared to US$7.3 million in 2009.
     Net income (loss). Due to the factors described above, the Company recorded a net income of US$14.0 million in 2010 compared to a net loss of US$962.5 million in 2009.
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
     Cost of sales and gross profit. Cost of sales decreased by 16.2% from US$1,412.9 million for 2008 to US$1,184.6 million for 2009. Out of the total cost of sales for 2009, US$575.1 million was attributable to depreciation of plant and equipment and another $23.5 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2008, US$663.1 million was attributable to depreciation of plant and equipment and another $28.4 million was attributable to amortization of deferred costs and share-based compensation costs. The Company had a gross loss of

US$114.2 million for 2009 compared to a gross loss of US$59.1 million in 2008. Gross margins were (10.7)% in 2009 compared to (4.4)% in 2008. The decrease in gross margins was due to market downturn experienced in the first quarter of 2009.
     Operating expenses and loss from operations. Operating expenses increased by 161.6% from US$326.0 million for 2008 to US$852.8 million for 2009 primarily due to charges related to settlement of litigation.
Research and development expenses increased by 57.2% from US$102.2 million for 2008 to US$160.8 million for 2009. The Company received fewer government subsidies for research & development expenses in 2009 compared to 2008.
General and administrative expenses increased by 226.4% to US$218.7 million for 2009 from US$67.0 million for 2008, primarily due to an increase in bad debt provision, contingent liability and legal fees.
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
     Impairment of plant and equipment. In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104.7 million after writing down the carrying value to zero.
As a result, the Company’s loss from operations was US$963.5 million in 2009 compared to loss from operations of US$440.2 million in 2008. Operating margin was (90.3)% and (28.4)%, for 2009 and 2008 respectively.
     Other income (expenses). Other expenses increased from US$20.4 million in 2008 to US$40.3 million in 2009 primarily due to a change in the fair value of the commitment to grant shares and warrants in the amount of $30.1 million related to the litigation settlement. Total foreign exchange gain, combining the operating and non-operating activities, was US$7.3 million in 2009 as compared to US$11.4 million in 2008.
     Net loss. Due to the factors described above, the Company recorded a net loss of US$963.5 million in 2009 compared to a net loss of US$440.2 million in 2008 attributable to ordinary shareholders.

Liquidity and Capital Resources
The following table sets forth a condensed summary of our audited statements of cash flows for the periods indicated:

	For the year ended
	December 31,
	2008	2009	2010
	(in US$ thousands)
Net cash provided by operating activities:
Net income (loss)	$(432,380)	$(962,478)	$14,011
Depreciation	761,809	748,185	584,242
Total	569,782	283,566	694,613
Net cash used in investing activities:
Purchase of property, plant and equipment	(669,055)	(217,269)	(491,539)
Total	(761,713)	(211,498)	(583,713)
Net cash provided by (used in) financing activities:
Proceeds from short-term borrowings	422,575	726,897	716,676
Proceeds from long-term debt	285,930	100,946	10,000
Total	173,314	(78,902)	(37,851)
Net increase (decrease) in cash and cash equivalents	$(19,054)	$(6,767)	$72,346
Operating Activities
     As of December 31, 2010, we had US$515.8 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2010 was US$694.6 million, which was primarily due to the income attributable to holders of ordinary shares of US$13.1 million, an increase of US$19.7 million in inventories, an increase of US$2.4 million in accounts receivable, an increase of US$34.2 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$584.2 million in depreciation and amortization relating to commercial production.
     As of December 31, 2009, we had US$443.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2009 was US$283.6 million, which was primarily due to the loss attributable to holders of ordinary shares of US$963.5 million, an increase of US$22.1 million in inventories, an increase of US$95.4 million in accounts receivable, an increase of US$35.8 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$748.2 million in depreciation and amortization relating to commercial production.
     As of December 31, 2008, we had US$450.2 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, European Euros, and Chinese Renminbi. Our net cash provided by operating activities in 2008 was US$569.8 million, which was primarily due to the loss attributable to holders of ordinary shares of US$440.2 million, a decrease of US$76.7 million in inventories, a decrease of US$97.8 million in accounts receivable and an increase of US$76.8 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$761.8 million in depreciation and amortization relating to commercial production.

Investing Activities
     Our net cash used in investing activities was US$583.7 million in 2010, US$211.5 million in 2009, and US$761.7 million in 2008. These amounts were primarily attributable to purchases of plant and equipment for our mega-fabs in Shanghai and Beijing, and Tianjin fab in these periods as well as costs associated with the Shanghai fab construction.
Financing Activities
     Our net cash used in financing activities in 2010 was US$37.8 million. This was primarily derived from US$716.7 million in proceeds from short-term borrowings, US$10.0 million in proceeds from long-term debt, US$631.5 million in the repayment of short-term borrowings, US$254.4 million in the repayment of long-term debt, US$80.0 million in the repayment of promissory notes and US$199 million in proceeds from issuance of ordinary shares.
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
Capital Expenditures
     We incurred capital expenditures of US$666 million, US$190 million and US$728 million in 2008, 2009 and 2010, respectively. We currently expect our capital expenditures in 2011 to total approximately US$1 billion, subject to adjustment based on market conditions. We have financed our substantial capital expenditure requirements through the proceeds received in our global offering, several rounds of private financing, cash flows from operations, and bank borrowings. In addition, once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows.
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
     Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2011. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.
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

Commitments
     As of December 31, 2010, we had commitments of US$83.0 million for facilities construction obligations for our Shanghai, Beijing, Tianjin, Chengdu, and Shenzhen facilities. The Company had commitments of US$558.1 million to purchase machinery and equipment for Shanghai, Beijing, Shenzhen and Tianjin fabs.
     For additional information, see “Item 5 — Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations-Substantial Capital Expenditures” and “Capacity Expansion.”
     As of December 31, 2010, the Company’s outstanding long-term liabilities primarily consisted of US$512.0 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment due in December 2012.
     2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks.The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR +1.00%. In August 2010, the facility was fully repaid.
     2009 USD & RMB Loan Facility. In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of US$80 million and RMB200 million respectively with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year loan facility will be used to finance future expansion and general corporate needs for SMIC Shanghai’s 12-inch fab. As of December 31, 2010, SMIC Shanghai had drawn down US$80 million and RMB200 million (US$29.4 million), respectively, on this loan facility. The principal amount is repayable in June 2011. In 2010, the interest rate on the loan ranged from 2.00% to 4.86%. The interest expense incurred in 2010 and 2009 was US$3.6 million and US$1.3 million, respectively, of which US$1.1 million and US$0.1 million were capitalized as additions to assets under construction in 2010 and 2009, respectively.
The total outstanding balance of the facilities is collateralized by certain equipment with an original cost of US$366 million as of December 31, 2010.
     2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. This facility is secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of December 31, 2010, SMIC Beijing had repaid US$309.0 million. On June 26, 2009, SMIC Beijing amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest rate on this loan facility in 2010 ranged from 2.64% to 2.95%. The interest expense incurred in 2010, 2009 and 2008 was US$8.4 million, US$10.2 million and US$25.6 million, of which US$2.8 million, US$0.5 million and US$1.6 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.
     The total outstanding balance of the SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment with an original cost of US$1,314 million as of December 31, 2010.

     Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:
     1. [Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)]/ financial expenses <1; and
     2. (Total liability — borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability — borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).
     SMIC Beijing has complied with these covenants as of December 31, 2010.
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
As of December 31, 2010, SMIC Tianjin had drawn down EUR15.1 million, the interest rate on the loan ranged from 0.97% to 2.19%. The interest expenses incurred in 2010, 2009 and 2008 were US$0.04 million, US$0.2 million and US$0.6 million of which nil, US$0.03 million and US$0.1 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively. As of December 31, 2010, the borrowing of SMIC Tianjin was fully repaid.
As of December 31, 2010, SMIC Shanghai had drawn down EUR56.9 million and repaid an aggregated amount of EUR37.7 million. As of December 31, 2010, the remaining balance was EUR19.2 million, the equivalent of US$25.4 million. In 2010, the interest rate on the loan ranged from 0.99% to 2.58%. The interest expenses incurred in 2010, 2009 and 2008 were US$0.6 million, US$1.1 million and US$2.1 million, of which US$0.2 million, US$0.03 million and US$0.7 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.
     The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2010.
     2006 Loan Facility (SMIC Tianjin). In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2010, SMIC Tianjin had drawn down US$259 million from the facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of December 31, 2010, SMIC Tianjin had early repaid US$172.7 million. In 2010, the interest rate on the loan ranged from 1.69% to 2.00%. The interest expenses incurred for the years ended December 31, 2010, 2009 and 2008 were US$2.3 million, US$8.0 million and US$9.1 million, of which US$nil, US$1.55 million and US$1.8 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.
     The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$627 million as of December 31, 2010.

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
     SMIC Tianjin has complied with these covenants as of December 31, 2010.
     Short-term Credit Agreements. As of December 31, 2010, the Company had twenty short-term credit agreements that provided total credit facilities up to US$582.8 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down US$372.0 million under these credit agreements and US$210.8 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$13 million, which is secured by term deposits. The interest expense incurred in 2010 was US$12.0 million. The interest rate on the loans ranged from 1.11% to 5.84% in 2010.
     Please see “Item 8 — Financial Information-Dividends and Dividend Policy” on our ability to pay dividends on our ordinary shares.
     Please see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.

Research and Development, Patents and Licenses, etc.
     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$102.2 million in 2008, US$160.8 in 2009 and US$174.9 in 2010 on research and development expenses, which represented 7.6%, 15.0% and 11.2%, respectively, of our sales in those respective years. Our research and development costs were partially offset by related government subsidies of US$56.2, US$30.4 million and US$12.0 million in 2008, 2009 and 2010 respectively and included non-recurring engineering costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2011 for our 65 and 45 nanometer manufacturing process.
     The research and development efforts were focused primarily on our logic and system-on-chip (SOC) business. 2008 marked many milestones for SMIC. Early in the year, Synopsis and SMIC released an enhanced 90-nanometer hierarchical, multi-voltage RTL-to-GDSII reference design flow that will benefit advanced synthesis with built-in capability of design-for-test and design-for-manufacturing. In April 2008, working with a leading Chinese domestic fabless company, we developed a 90 nanometer digital photo frame chip, which is one of the most integrated multimedia SOC in the market. For advanced CMOS logic, the Company demonstrated a silicon success in our 45-nanometer process ahead of schedule, and also added new intellectual properties in 65 nanometer and 90 nanometer technology services. In addition, the Company successfully developed a 0.11 micron CMOS image sensor (CIS) process technology. In Non-Volatile Memory (NVM) technology, the 0.13um ETox went into production in early 2008 and 90nm ETox is currently in risk production. Our research and development in Micro-Electromechanical System (MEMS) areas also advanced to risk production for the first customer in 2008. Other areas of phase-change memory, HV, mix-signal-signal, and RF technologies were also successfully advanced for smaller size, less power, and lower cost to meet customer demands.
     We employ approximately 451 research and development engineers. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world, as well as top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry technology roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future.
Trend Information
     See “Item 5 — Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.
Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet transactions.

Tabular Disclosure of Contractual Obligations
Set forth in the table below are the aggregate amounts, as of December 31, 2010, of our future cash payment obligations under our existing debt arrangements on a consolidated basis:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(consolidated, in US$ thousands)
Short-Term Borrowings(1)	$372,055	$372,055	$—	$—	$—
Secured long-term loans(1)	512,055	333,459	178,596	—	—
Interest payments(2)	26,523	21,165	5,358	—	—
Operating Lease obligations(3)	6,362	1,231	584	604	3,979
Purchase Obligations(4)	641,076	641,076	—	—	—
Other Long-Term Obligations(5)	90,717	34,390	28,560	27,767	—
Total Contractual Obligations	$1,648,788	$1,403,376	$213,098	$28,371	$3,979

(1)	These amounts represent outstanding borrowings. Refer to F-29, “Indebtedness”, for a description of the short-term and long-term borrowings.

(2)	These amounts represent estimated interest payments on short-term borrowings and long-term debts. The estimated interest payments are based on the weighted average interest rates incurred during the year ended December 31, 2010, ranging between 1.82% and 2.86%.

(3)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.

(4)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(5)	Includes the remaining installment payments relating to the settlement with TSMC.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     Members of our board of directors are elected by our shareholders. As of May 31, 2011, our board of directors consists of seven directors.
     Our executive officers are appointed by, and serve at the discretion of, our board of directors. The following table sets forth the names, age and positions of our directors and executive officers as of May 31, 2011.

Name	Age	Position
Directors
Jiang Shang Zhou	64	Chairman, Independent Non-Executive Director
David N. K. Wang	64	President, Chief Executive Officer and Executive Director
Chen Shanzhi	42	Non-Executive Director
Gao Yonggang	46	Non-Executive Director
Zhou Jie	43	Non-Executive Director
Tsuyoshi Kawanishi	82	Independent Non-Executive Director
Lip-Bu Tan	51	Independent Non-Executive Director

Senior Managers
Chris Chi	59	Chief Business Officer
Simon Yang	51	Chief Operating Officer
Gary Tseng	54	Chief Financial Officer
Barry Quan	59	Chief Administrative Officer
Anne Chen	49	Company Secretary, Hong Kong Representative and Chief Compliance Officer
Zhou Mei Sheng	53	Vice President of Technology Research and Development
John Peng	46	Associate Vice President and General Manager of China BU
Jiang Shang Zhou
Chairman of the Board, Independent Non-executive Director
Dr. Jiang Shang Zhou has been a Director since 2006 and is currently the Chairman of the Board. Dr. Jiang is also a director of certain of our subsidiaries. Dr. Jiang is the Chairman of China Semiconductor Industry Association, a committee member of the Shanghai Municipal Advisory Committee for Decision making. Dr. Jiang was also the deputy secretary general of Shanghai Government, a director of Committee for Friendship with Foreign Countries of Shanghai Political Consultative Conference, an officer of and a director commissioner of Shanghai State Owned Assets Placing and Investment Committee officer of the Shanghai Chemical Industrial District Lender Team Officer, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Dr. Jiang received his bachelor’s degree from Tsinghua University in telecommunications and his master’s and doctorate degree in information technology from the department of electrical engineering of the Swiss Federal Institute of Technology Zurich Communication System Group.

David N.K. Wang
President, Chief Executive Officer and Executive Director
Dr. David N.K. Wang joined SMIC as President, CEO, and Executive Director in November 2009. He also is a director of almost all of the Group’s subsidiaries. A well known executive with extensive experience in the global semiconductor industry, Dr. Wang previously was CEO of Huahong (Group) Co., Ltd. and Chairman of Huahong NEC, a subsidiary of Huahong Group between 2005 and 2007. Prior to this, Dr. Wang was the Executive Vice President of Applied Materials and President of Applied Materials Asia, where he was responsible for Applied Materials’ business strategy, planning, and execution throughout Asia with a particular focus on building infrastructure worldwide. Before joining Applied Materials, Dr. Wang conducted research and made a number of key breakthroughs in semiconductor technology at Bell Laboratories. A recipient of the SEMI Lifetime Achievement Award, Dr. Wang authored and co-authored over 100 patents and co-developed the Precision 5000, one of the industry’s most successful products and part of the permanent collection of the Smithsonian Institution in Washington, D.C. Dr. Wang also is a member of the Board of Directors of the Global Semiconductor Alliance (GSA). He received his Ph.D. in Materials Science and Engineering from the University of California, Berkeley.
Chen Shanzhi
Non-executive Director
Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the Senior Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd., where he is responsible for strategy development, industrial planning, technology and standard development, corporate IT, and strategic alliances and cooperation. Dr. Chen is a member of the expert group of the Information technology of the National High Technology Research and Development Program of China (863 Program). Dr. Chen received his Bachelor degree from Xidian University, Master degree from China Academy of Posts and Telecommunications of Ministry of Posts and Telecommunications and Ph. D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, most of which were published by SCI and EI and many of his papers have received awards. At present, he has applied for 10 national invention patents.
Gao Yonggang
Non-executive Director
Mr. Gao Yonggang has been a Director since 2009, and is also a director of several subsidiaries of the Company. Mr. Gao is currently the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group) and the chairman of Datang Capital (Beijing) Co., Ltd. and the executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a managing director of the China Accounting Society, and a member of the Central Enterprise Youth Federation. Mr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firms like state-owned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission. Graduated from Nankai University as a Ph.D. of management, Mr. Gao has in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications in these areas.

Zhou Jie
Non-executive Director
Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (“SIHL”) and the Chairman of SIIC Investment (Shanghai) Co., Ltd.. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He is currently a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd., and the chairman of the supervisory committee of Shanghai Pharmaceuticals Holdings Co., Ltd.. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital market operation.
Tsuyoshi Kawanishi
Independent Non-executive Director
Mr. Tsuyoshi Kawanishi has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to the Semiconductor Equipment and Materials International (SEMI).
Lip-Bu Tan
Independent Non-executive Director
Mr. Lip-Bu Tan has been a Director since 2002 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the Boards of Flextronics International (NASDAQ: FLEX), SINA (NASDAQ: SINA), Inphi (NYSE: IPHI), Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.
Senior Management
Chris Chi, Chief Business Officer
Prior to joining the Company as Chief Business Officer, Mr. Chi was a consultant for CSquare Consulting. Mr. Chi first joined SMIC in 2008 as Senior Vice President of Corporate Marketing & Sales. From 1981 to 2007, he held management positions with TPO Corporation, Freescale Semiconductor, UMC Europe, UMCi Ltd. Singapore, UMC, Chartered Semiconductor Manufacturing Ltd., and Rockwell International Corporation. Mr. Chi is a Ph.D. candidate in Materials Science and he received his master’s degree in Materials Engineering from the University of California, Los Angeles. With more than 30 years of experience in the semiconductor industry, Mr. Chi is the holder of 5 patents.

Simon Yang, Chief Operating Officer
Prior to joining the Company as Chief Operating Officer in 2010, Dr. Yang was the Chief Technology Officer and Senior Vice President of Operations of Chartered Semiconductor. He first joined SMIC in 2001 as the Vice President of Technology Development and Senior Vice President of Technology and Manufacturing of the Company. From December 2004 to September 2005, he was the Chief Executive Officer and President of CiWest Corporation. Dr. Yang received his PhD in Material Engineering and Master of Science in Physics from Rensselaer Polytechnic Institute, also, he received his Bachelor of Science in Electrical Engineering from Shanghai University of Science and Technology. With more than 20 years of experience in the semiconductor industry, Dr. Yang is a holder of more than of 20 patents and published more than 30 technical articles.
Gary Tseng, Chief Financial Officer
Prior to joining the Company in 2010 as Chief Financial Officer, in 2008, Mr. Tseng was the Chief Operating Officer at China Solar Corporation, a thin-film solar manufacturing start-up company in Shandong, China. From 2004 to 2005, he founded the Digital Display Manufacturing Co., a plasma display manufacturing start- up company in Shanghai and he was the Chief Executive Officer. From 1999 to 2003, Mr. Tseng was the Chief Investment Officer and Senior Vice President of Quanta Computer Company. From 1997 to 1998, he was the Chief Financial Officer and Senior Vice President of United Microelectronics Corporation. From 1991 to 1997, he was the Chief Financial Officer and Senior Vice President of Taiwan Semiconductor Manufacturing Company Limited. From 1983 to 1991, Mr. Tseng held management positions as Finance Manager at Philips Taiwan Limited and Corporate Treasurer for all the Philips companies in Taiwan. In addition, he was the Fab Accounting Manager for Philips Semiconductor operation in USA and Philips Semiconductor packaging operation in Taiwan. Mr. Tseng received his Master of Business Administration from University of Missouri- Columbia, Missouri in the United States of America and his Bachelor of Science in Accounting from National Cheng-Kong University in Taiwan. In addition, Mr. Tseng is a Certified Public Accountant, Certified Management Accountant and Certified Internal Auditor in the USA.
Barry Quan, Chief Administrative Officer
Barry Quan joined SMIC in 2010. Prior to joining the company as Senior Vice President and Chief Administrative Officer Mr. Quan was a Corporate Vice President at Applied Materials and President of Applied Materials China Holding Company. From November 2005 to 2006, he worked in Huahong Group as Chief Administrative Officer. Prior to Huanghong, Mr. Quan was a Corporate Vice President of Legal Affairs at Applied Materials and was also Applies’s first Ombudsman.
Anne Chen, Company Secretary and Chief Compliance Officer
Ms. Chen joined the Company in 2001 and is the Company’s Hong Kong Representative, Company Secretary and Chief Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and has served as the President of the Hong Kong Federation of Women Lawyers from 2000 to 2002 and since 2008. Prior to joining the Company in 2001, she had been a practicing solicitor in Hong Kong since 1987. Ms. Chen is active in serving the community and has been awarded by the Law Society of Hong Kong the Pro Bono Distinguished Service Award in 2011.
Zhou Mei Sheng, Vice President of Technology and Operations Office
Dr. Zhou joined SMIC in 2010 as Vice President. She leads research and development of advanced technologies in the company. Dr. Zhou also serves as Director for the United Lab Center which is a joint R&D platform between SMIC, universities & research institutes. Prior to joining the SMIC, Dr. Zhou was a Senior Director of Advanced Module Technology Development of Chartered Semiconductor (later GlobalFoundries) for 5 years.
From 1994 to 2004, she held a number of management positions in Chartered, TSMC, and UMC sequentially in the areas of semiconductor technology development and Fab operation. Dr. Zhou obtained Ph.D. degree in Chemistry from Princeton University, USA and MSc & BSc degrees from Fudan University, China. In the earlier part of her professional career, she lectured and/or conducted researches in some distinguished universities like Fudan University of China, Rochester University of USA and National University of Singapore. Dr. Zhou holds more than 125 US patents, and authored or co-authored over 40 technical papers.
John Peng, Associate Vice President and General Manager of China BU
Mr. Peng first joined SMIC in 2001 and is currently General manager of China Business Unit. Prior to joining SMIC, he was Sr. Operation Director of Wuxi CSMC-HJ Semiconductor Company Limited and was responsible for Fab, PC&MC, Facility and IT. He was also deputy general manager & Fab director in Huajing MOS BU, responsible for China national 908 project AT&T (Lucent) technology transfer and built China most advanced 6” fab in 1996. He also published more than 10 technical articles.
He received his Bachelor’s degree in Physics from Sichuan University. He is a Ph.D. candidate in Microelectronics of Southeast University and he received his master’s degree in Microelectronics from Xidian University in 1988.
     Except as described below in “Item 10 — Additional Information — Material Contracts — Share Purchase Agreement with Datang” and “Item 10 - Additional Information - Material Contracts - Subscription Agreement with Country Hill Limited”, no shareholder has a contractual right to designate a person to be elected to our board of directors.
     There are no family relationships among any of our directors and executive officers.
Director and Executive Compensation
     The aggregate cash compensation that we paid to all of our executive officers as of December 31, 2010 for services rendered to us and our subsidiaries during 2010 was approximately US$1,654,376. Details of the emoluments paid or payable by the Company to our directors, including David N.K. Wang, our president, chief executive officer and executive director, in 2010 are set out as below:

	David N.K.	Chen	Gao	Zhou	Tsuyoshi	Lip-Bu	Jiang
	Wang	Shanzhi	Yong Gang	Jie	Kawanishi	Tan	Shang Zhou	Total
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
Salaries and other benefits [1]	$344,264	$45,000	$45,000	$—	$45,000	$60,000	$180,000	$719,264
Discretionary bonus2 3	$225,923	$—	$—	$—	$—	$—	$—	$225,923
Stock Option Benefits[4]	$1,099,719	$14,569	$14,569	$—	$28,518	$28,518	$254,092	$1,439,985
Total	$1,669,906	$59,569	$59,569	$—	$73,518	$88,518	$434,092	$2,385,172

Note:

1.	David N.K. Wang’s salaries and other benefits in 2010, include 2 months of service since joining the Company in November 2009 which was paid in 2010.

2.	David N.K. Wang is entitled to a performance bonus of 75% of his annual salary, payable if and when the Company achieves profitability over one fiscal year.

3.	David N.K. Wang’s discretionary bonus will be paid in 2011.

4.	On February 23, 2010, Dr. Wang was granted an option to purchase 62,697,553 ordinary shares at a price of HK$0.77 per ordinary share, and an award of 26,870,379 Restricted Share Units. None of these awards had been vested as of December 31, 2010. Expenses recognized by the Company during the year ended December 31, 2010 in accordance with U.S.GAAP do not represent the actual benefits received by the recipient in 2010. The individual actual benefits to be realized upon exercise could be more or less than the accounting expenses recognized by the Company as stated above.
     We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.
     In 2010, we have granted options to purchase an aggregate of 157,016,532 ordinary shares under our 2004 Stock Option Plan and awarded an aggregate of 62,022,666 restricted share units under our 2004 Equity Incentive Plan to certain of our executive officers and directors. Both our 2004 Stock Option Plan and the 2004 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers in 2010 to purchase ordinary shares under the 2004 Stock Option Plan range from US$0.082 to US$0.099 per share. The expiration dates of these options range from February 22, 2020 to May 23, 2020.

     On April 25, 2004, the compensation committee approved a profit-sharing plan for the benefit of our employees, including our executive officers. Under our profit-sharing plan, a participant who is an employee of the company at the end of a fiscal quarter will be eligible to receive a percentage of our profits for that quarter. No compensation was received by our executive officers in 2008, 2009 and 2010 as a result of their participation in this plan.
Board Practices
Board of Directors
     Our board of directors consists of seven directors, Wang Zheng Gang, a former alternate director of Zhou Jie, resigned effective February 14, 2011. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of shareholders, or AGM.
Each class of Directors will serve a term of three years. The Class I Directors will hold office until the 2011 annual general meeting of the Company. The Class II Directors will hold office until the 2012 annual general meeting of the Company. The Class III Directors were re-elected at the 2010 AGM for a term of three years to hold office until the 2013 annual general meeting of the Company.
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
     Audit Committee. Currently the members of the Audit Committee are Lip-Bu Tan (chairman of Audit Committee), Jiang Shang Zhou and Gao Yonggang. None of these members of the Audit Committee has been an executive officer or employee of the company or any of its subsidiaries. In addition to acting as Audit Committee member of the company, Lip-Bu Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with section 303A.07 (a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our Audit Committee.
     The responsibilities of the audit committee include, among other things:
•	making recommendations to the board of directors concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team, and pre-approving all non-audit services to be provided by our independent auditor;

•	approving the remuneration and terms of engagement of our independent auditor;

•	reviewing reports from our independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between us and the independent auditor;

•	pre-approving the hiring of any employee or former employee of our independent auditor who was a member of the audit team during the preceding two years;

•	reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit department and the quality and effectiveness of our internal controls;

•	reviewing our risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of our legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements.
During 2010, the audit committee reviewed:
•	the financial reports for the year ended December 31, 2009 and the six month period ended June 30, 2010;

•	the quarterly earnings releases and any updates thereto;

•	the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of our financial reports;

•	our budget for 2010;

•	the findings and recommendations of our outside consultants regarding our compliance with the requirements of the Sarbanes-Oxley Act;

•	the effectiveness of our internal control structure in operations and financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to our board of directors;

•	the findings of our risk management committee which assesses risks relating to the company and those of the compliance office, which monitors our compliance with the corporate governance code and insider trading policy;

•	the audit fees for our outside auditors; and

•	our outside auditors’ engagement letters
     The audit committee reports its work, findings, and recommendations to the board of directors during each quarterly board meeting.
     The audit committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the company. The regular meeting schedule for a year is planned in the preceding year. The Chief Administrative Officer assists the chairman of the audit committee in preparing the agenda for meetings and together with Company Secretary, assists the audit committee in complying with relevant rules and regulations. The relevant papers for the audit committee meetings are dispatched to audit committee members in accordance with applicable rules and regulations governing the company. Members of the audit committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the audit committee meeting, minutes are circulated to the members of the audit committee for their comment and review prior to their approval of the minutes at the following or the subsequent audit committee meeting.
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
     Compensation Committee. The members of our compensation committee currently consist of Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie. None of these members of the compensation committee has been an executive officer or employee of the Company or any of its subsidiaries.
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
     In addition to reviewing the remuneration of the non-executive directors and the members of our management, the compensation committee reviewed and approved the granting of stock options and restricted share units pursuant to the terms of the Option Plans in 2010. The Compensation Committee also reviewed and approved on at least a quarterly basis any exception to the compensation guidelines and leave of absence policy of the Company.
     The Compensation Committee reports its work, findings and recommendations to the board of directors during each quarterly board meeting.
     The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting our compensation policy. The regular meeting schedule for a year is planned in the preceding year. The Chief Administrative Officer assists the chairman of the compensation committee in preparing the agenda for meetings and together with Company Secretary, assists the compensation committee in complying with relevant rules and regulations. The relevant papers for the compensation committee meeting are distributed to compensation committee members in accordance with relevant rules and regulations applicable to us. Members of the compensation committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the compensation committee meeting, minutes are circulated to the members of the compensation committee for their comment and review prior to their approval of the minutes at the following or a subsequent compensation committee meeting.
Employees
     The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2008	2009	2010
Managers	1,015	1,064	917
Professionals(1)	4,465	4,510	3,920
Technicians	4,837	4,484	4,970
Clerical staff	281	249	269

Total(2)	10,598	10,307	10,076

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 50, 372 and 145 temporary and part-time employees in 2008, 2009 and 2010, respectively.
     The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2008	2009	2010
Shanghai	6,632	6,460	5,395
Beijing	1,674	1,552	2,102
Tianjin	958	997	1,439
Chengdu	1,259	1,104	792
Shenzhen	33	154	142
Wuhan	—	—	174
United States	16	17	15
Europe	11	9	8
Japan	8	8	3
Hong Kong	7	6	6

Total	10,598	10,307	10,076

     Our employees are not covered by any collective bargaining agreements.

Share Ownership
     The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of May 31, 2011:

	Current	Options to Purchase Ordinary Shares			Awards of Restricted
Name of Director	Shareholding	Number of Options		Exercise Price	Share Units
Chen Shanzhi	0	3,145,319	(1)	US $0.0821	—
Gao Yonggang	0	3,145,319	(1)	US $0.0821	—
Jiang Shang Zhou	0	16,674,388	(2) (5)	US $0.0348 – US $0.0992	6,717,594	(3)
David N.K. Wang	0	62,697,553	(2)	US $0.0992	26,870,379	(4)

Tsuyoshi Kawanishi	0	6,134,877	(2) (5) (6) (7)	US $0.0348 – US $0.132	—
Lip-Bu Tan	0	4,634,877	(2) (5) (6)	US $0.0348 – US $0.132	—
Zhou Jie	0	—		—	—

Notes:

(1)	On May 24, 2010, each of Mr. Chen and Mr. Gao was granted an option to purchase 3,145,319 ordinary shares at a price per ordinary share of HK$0.59. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the director’s service to the Board. As at May 31, 2011, none of these options have been exercised.

(2)	On February 23, 2010, Mr. Jiang and Dr. Wang were granted an option to purchase 15,674,388 and 62,697,553 ordinary shares, respectively, at a price per ordinary share of HK$0.77. On the same day, each of Mr. Kawanishi and Mr. Tan was granted with an option to purchase 3,134,877 ordinary shares, at a price per ordinary share of HK$0.77. These options will expire on the earlier of February 22, 2020 or 120 days after termination of the director’s service to the Board. As at May 31, 2011, none of these options have been exercised.

(3)	On February 23, 2010, Mr. Jiang was granted an award of 6,717,594 Restricted Share Units (each representing the right to receive one ordinary share) pursuant to our 2004 Equity Incentive Plan. 1,679,398 of the ordinary shares under the Restricted Share Units have vested and been issued and subsequently sold on June 2, 2011. The remaining ordinary shares under the Restricted Share Units will fully vest on February 23, 2014.

(4)	On February 23, 2010, Dr. Wang was granted an award of 26,870,379 Restricted Share Units (each representing the right to receive one ordinary share) pursuant to our 2004 Equity Incentive Plan. Restricted Share Units will be fully vested on February 23, 2014.

(5)	On February 17, 2009, each of Mr. Jiang, Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 ordinary shares at a price per ordinary share of HK$0.27. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the director’s service to the Board. As at May 31, 2011, none of these options have been exercised.

(6)	On September 29, 2006, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 500,000 ordinary shares at a price of US$0.132 per ordinary share. These options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of May 31, 2011, these options have not been exercised. Mr. Jiang Shang Zhou has declined receipt of such option.

(7)	Mr. Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. These options will be expired on July 10, 2012 and January 14, 2014 respectively. As of May 31, 2011, none of these options have been exercised.
     The share holdings set forth above excludes shares beneficially owned by entities affiliated with our directors. Each of our directors disclaims beneficial ownership of the shares beneficially owned by such affiliated entity, except to the extent of such director’s pecuniary interest therein as disclosed above.
     The exercise price for our options is denominated in Hong Kong dollars. This annual report translates the Hong Kong dollar exercise prices for our options into U.S. dollars based on exchange rates that were in effect as of the applicable option grants dates
     The compensation committee has issued each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan. The exercise price of the options range from US$0.01 to US$0.20. The options expire between September 23, 2011 and May 23, 2020. The restricted share units expire between July 26, 2014 and May 23, 2020. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares of the company.
2001 Stock Plan and 2001 Regulation S Stock Plan
     On March 28, 2001, our board of directors and shareholders adopted our 2001 Stock Plan and our 2001 Regulation S Stock Plan. Under these plans, our directors, employees and consultants are eligible to acquire ordinary shares pursuant to options. At the time of adoption, 250,000,000 post-split ordinary shares were reserved for issuance under the 2001 Stock Plan and 470,000,000 post-split ordinary shares were reserved for issuance under the 2001 Regulation S Stock Plan. On August 27, 2003, our shareholders approved an increase in the number of authorized shares reserved under the plans of 3,438,900 post-split ordinary shares, increasing the total number of authorized shares reserved under the plans to 723,438,900 post-split ordinary shares. On August 27, 2003, September 22, 2003 and December 4, 2003, our shareholders approved additional increases in the number of shares reserved under our 2001 Regulation S Stock Plan of up to 325,000,000, 21,499,990 and 235,089,480 post-split ordinary shares, respectively, which amounts were to be adjusted from time to time to equal 10% of the post-split ordinary shares issuable upon the conversion of all Series C convertible preference shares and Series D convertible preference shares then outstanding. As of December 31, 2010, there were 998,675,840 post-split ordinary shares authorized for issuance under the plans, 185,406,056 post-split ordinary shares subject to outstanding options under the plans and 447,999,429 post-split ordinary shares outstanding from the exercise of options granted under the plans. These plans terminate on December 4, 2013 but may be terminated earlier by our board of directors.
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
2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan
     On April 12, 2001, our board of directors and shareholders adopted our 2001 Preference Shares Stock Plan and our 2001 Regulation S Preference Shares Stock Plan. Under these plans, our directors, employees and consultants were eligible to acquire Series A convertible preference shares prior to the completion of the global offering and ordinary shares upon or following the completion of the global offering, pursuant to options. At the time of adoption, 16,000,000 Series A preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Preference Shares Stock Plan, and 20,000,360 Series A convertible preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Regulation S Preference Shares Stock Plan. On August 19, 2002, our shareholders approved an increase in the number of shares issuable under the plans of 18,000,180 Series A convertible preference shares, increasing the total number of authorized shares reserved under the plans to 54,000,540 Series A convertible preference shares. On August 27, 2003, our shareholders approved a net decrease in the number of shares issuable under the plans of 343,890 Series A convertible preference shares, decreasing the total number of authorized shares reserved under the plans to 53,656,650 Series A convertible preference shares. Upon the conversion of our preference shares into ordinary shares in connection with the global offering, options granted under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan converted into options to purchase ordinary shares. As of December 31, 2010, there were 35,669,800 ordinary shares subject to outstanding options under the plans, and there were 400,827,130 ordinary shares outstanding from the exercise of options granted under the plans. Our board of directors has elected not to grant any further options under these plans.
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
     (f) Limit of the Stock Option Plan
     At the annual general meeting of the shareholders held on June 23, 2010, the shareholders of the Company approved an increase to the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,667,733 ordinary shares of the Company.
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
     Up and until December 31, 2010, the Company has not granted any purchase right under the ESPP.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
A. Ordinary Shares
     The following table sets forth information regarding the beneficial ownership as of December 31, 2010 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

	2010			2009		2008
	Number of Share			Number of Share		Number of Share
Name of Shareholder	Held		Percentage Held	Held	Percentage Held	Held	Percentage Held
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”)	5,227,132,761	(1)	19.12%	3,699,094,300	16.53%	3,699,094,300	16.57%

Shanghai Industrial Investment	310,008,000	(2)	1.13%	420,008,000	1.88%	420,008,000	1.88%
(Holdings) Company Limited (“SIIC”)	1,833,269,340	(3)	6.71%	1,833,269,340	8.19%	1,833,269,340	8.21%

Total	2,143,277,340		7.84%	2,253,277,340	10.07%	2,253,277,340	10.09%

Taiwan Semiconductor Manufacturing	1,789,493,218		6.55%
Company Limited (“TSMC”)	707,899,976		2.59%

Total	2,497,393,194		9.14%

Notes:

(1)	All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(2)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(3)	All such shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong), SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at December 31, 2010, our director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

(4)	On November 9, 2009, the Company entered into a share and warrant issuance agreement with TSMC whereupon the Company conditionally agreed, subject to receipt of required government and regulatory approvals, to issue to TSMC 1,789,493,218 ordinary shares and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 ordinary shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (the “Warrant”). The 1,789,493,218 ordinary shares and the Warrant were issued to TSMC on July 5, 2010, pursuant to the share and warrant issuance agreement. As of December 31, 2010, the number of ordinary shares deliverable to TSMC upon exercise of the Warrant was adjusted to 707,899,976. TSMC has not exercised any part of the Warrant.
     Please see “Item 10. Additional Information — Other Contracts” for a description of the share and warrant issuance agreement and the warrant agreement entered into by us and TSMC.
     Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. No shareholder has voting rights that are different from those of other shareholders.
B. Preferred Shares
     The following table sets forth information regarding the beneficial ownership as of June 7, 2011 of our convertible preferred shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding preferred shares as of such date.

Name of Shareholder	Number of Convertible Preferred Share Held		Percentage Held
China Investment Corporation	360,589,053	(1)
	72,117,810	(1)
Total	432,706,863	(2)	100%

Note:

(1)	On April 18, 2011, the Company entered into a subscription agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, or CIC, whereby (i) the Company has conditionally agreed to allot and issue to CIC, and CIC has conditionally agreed to subscribe through Country Hill Limited for 360,589,053 convertible preferred shares at a subscription price of HK$5.39 per convertible preferred share (the “CIC Initial Preferred Shares”) and (ii) the Company will issue a warrant to CIC to subscribe, in aggregate, up to 72,117,810 convertible preferred shares (subject to adjustment) at an exercise price of HK$5.39 per preferred share (the “CIC Warrant”). The CIC Warrant is exercisable [please fill in under what conditions and/or when the CIC Warrant is exercisable]. The 360,589,053 convertible preferred shares and CIC Warrant were issued to CIC on June 3, 2011. CIC has not exercised any part of the CIC Warrant.

(2)	Besides the CIC Initial Preferred Shares and CIC Warrant held by Country Hill Limited, CIC also beneficially owns in 13,637,000 ordinary shares which is not reflected in the table above.
     The terms related to the conversion of the convertible preferred shares (as set out in Appendix III to the shareholders’ circular of the Company dated May 11, 2011) are set out below:
     The holders of the convertible preferred shares will have the right at any time to convert (in whole or in part) their convertible preferred shares into fully paid ordinary shares at the conversion rate of ten ordinary shares per convertible preferred share (which shall be for a minimum amount of 70,000,000 convertible preferred shares or, if less than 70,000,000 convertible preferred shares are then held by CIC, all of such convertible preferred shares). The holders of the convertible preferred shares are not required to pay any amount for conversion of their convertible preferred shares into ordinary shares. The ordinary shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other ordinary shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.
     The convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on the day immediately following the expiry of twelve months commencing from the closing date as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date.
     The initial conversion rate of ten ordinary shares per convertible preferred share is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.
     In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, the conversion rate in force immediately before such issue will be adjusted to compensate the holders of convertible preferred shares by reference to the lowest of:
     (i) the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);
     (ii) the amount which represents:
     a. in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;
     b. in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):
     (1) in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for ordinary shares;
     (2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into ordinary             shares; or
     (3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive ordinary shares; and
     c. in respect of any other issue of ordinary shares by the Company, the relevant issue price for an ordinary share under that issue;
     (iii) the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:
     a. ten consecutive trading days immediately after the date on which the relevant issue is announced;
     b. in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or
     c. if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.
     The adjustment will become effective immediately following the date of the issuance of the new securities.
     No adjustment to the conversion rate will be made which has the effect or result of: (i) reducing the initial conversion rate upon the issue of the convertible preferred shares, except upon any consolidation of ordinary shares or any corporate exercise with the effect of increasing the nominal value of the ordinary shares; or (ii) any ordinary share, upon conversion, falling to be issued at a price below the nominal value of the ordinary share.
     Please see “Item 10. Additional Information — Material Contracts” for further description of the subscription agreement with Country Hill Limited dated April 18, 2011.
     On May 5, 2011, the Company entered into a subscription agreement with Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., or Datang, in respect of the pre-emptive subscription of convertible preferred shares and warrants. Please refer to the section entitled “Datang Further Subscription Agreement” under this Item 7 for a description of the subscription agreement entered into by us and Datang and the warrant agreement to be entered into between us and Datang. Each of the convertible preferred shares issued to Country Hill Limited and to be issued to Datang Holdings (Hongkong) Investment Company Limited (subject to required government and regulatory approvals) pursuant to the abovementioned subscription agreements is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors, as if the convertible preferred shares were converted into ordinary shares. No shareholder has voting rights that are different from those of other shareholders.

     As of December 31, 2010, 27,334,063,747 ordinary shares (inclusive of 44,597,759 ADS shares) of our company were outstanding. Of these ordinary shares, 2,229,887,950 shares were registered in the name of DBS Ltd. Hong Kong Branch, on behalf of J.P. Morgan Chase Bank, the depositary under the deposit agreement. J.P. Morgan has advised us that, as of December 31, 2010, these 44,597,759 ADSs, representing 2,229,887,950 ordinary shares, were held of record by eleven U.S. registered holders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.
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
Strategic Cooperation Agreement
     On December 24, 2008, upon completion of a Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through Datang Holdings (Hongkong) Investment Company Limited, or Datang Hongkong, a Hong Kong incorporated wholly owned subsidiary, and the Company conditionally agreed to allot and issue, shares representing 19.9% of the issued share capital of the Company prior to such issuance and approximately 16.6% following such issuance at a total purchase price of US$171.8 million, the Company and Datang entered into a strategic cooperation agreement (the “Strategic Cooperation Agreement”).
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
Datang Subscription Agreement (2010)
     On July 15, 2010, the completion of the placing of 1,500,000,000 new ordinary shares at the placing price of HK$0.52 per share to not fewer than six independent placees through J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as the placing agents (the “Placing”) took place. Pursuant to the share purchase agreement entered into between the Company and Datang dated 6 November 2008 relating to the sale and purchase of an aggregate of 3,699,094,300 ordinary shares of the Company (the “Datang Share Purchase Agreement”), Datang has a right of pre-emption to subscribe for a pro rata portion of shares which is equivalent to such number of shares as will result in its percentage shareholding in the Company not being diluted by the Placing.
     On August 16, 2010, the Company entered into a subscription agreement with Datang (“Datang Subscription Agreement”) pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe (through Datang Hongkong) for, a total of 1,528,038,461 ordinary shares (being equivalent to the sum of (i) the amount of shares issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placing as will result in Datang’s percentage shareholding in the Company not being diluted by the Placing (the “Datang Pre-emptive Shares”) and (ii) the number of new shares, which, together with the Datang Pre-emptive Shares, will fetch an aggregate purchase price of US$102 million) at the subscription price of HK$0.52 per share (being equivalent to the subscription price in the Placing). The completion took place on November 16, 2010, when 1,528,038,461 ordinary shares were issued to Datang under the special mandate approved by the Company’s independent shareholders at its extraordinary general meeting held on September 21, 2010.
     Please see the section entitled “Material Contract” under Item 10 below for further details of the Datang Subscription Agreement.
Datang Further Subscription Agreement (2011)
     On April 18, 2011, the Company entered into a subscription agreement with Country Hill Limited, a wholly owned subsidiary of China Investment Corporation, in connection with the subscription of (i) 360,589,053 Convertible Preferred Shares and (ii) warrants to subscribe for up to 72,117,810 Convertible Preferred Shares (subject to adjustment). The terms of the Convertible Preferred Shares (as set out in Appendix III to the shareholders’ circular of the Company dated May 11, 2011) are set out in “Item 7. Major Shareholders and Related Party Transactions — B. Preferred Shares”.
     Please see “Item 10. Additional Information — Material Contracts” for further details about the subscription agreement with Country Hill Limited.
     On May 5, 2011, the Company entered into a subscription agreement with Datang Hongkong (the “Datang Further Subscription Agreement”) whereby the Company has conditionally agreed to allot and issue to Datang Hongkong, and Datang Hongkong has conditionally agreed to subscribe for (i) 84,956,858 Convertible Preferred Sharesat a subscription price of HK$5.39 per share (“Datang Pre-emptive Preferred Shares”) and (ii) warrants to subscribe for up to 16,991,371 Convertible Preferred Shares (subject to adjustment) at an exercise price of HK$5.39 per warrant (“Datang Pre-emptive Warrants”) pursuant to Datang’s exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the subscription by Country Hill Limited, on the same terms and conditions as reasonably practicable as the subscription of Convertible Preferred Shares by Country Hill Limited, taking into account the fact that Datang is already an existing shareholder of the Company. The issue of Datang Pre-emptive Preferred Shares and Datang Pre-emptive Warrants is conditional on the obtaining of the approval of independent shareholders of the Company and necessary governmental approvals. The Company has obtained independent shareholders’ approval at its extraordinary general meeting held on May 27, 2011. As of the latest practicable date, the Datang Pre-emptive Preferred Shares and Datang Pre-emptive Warrants have not been issued.
     Please see the section entitled “Material Contract” under Item 10 below for further details of the Datang Further Subscription Agreement.
     Pursuant to the share and warrant issuance agreement dated 9 November 2009 between the Company and Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC”) (the “TSMC Share and Warrant Issuance Agreement”), in case of any issue of new shares or warrants, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new shares and warrants. The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the subscription by Convertible Preferred Shares and warrants by Country Hill Limited. TSMC has notified the Company that it will not exercise its pre-emption rights in respect of the subscription by Convertible Preferred Shares and warrants by Country Hill Limited and the proposed subscription Datang.

Item 8. Financial Information
Consolidated Statements and Other Financial Information
Please see “Item 18. Financial Statements.”
See “Item 4 — Information on the Company — Business Overview — Customers and Markets” regarding the percentage of our sales which are exported from China.
Litigation
Beginning in December 2003, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) alleging infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.
On January 30, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “2005 Settlement Agreement”) and agreed to pay TSMC $175 million in installments over a period of six years.
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
4) Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, subject to adjustment at a purchase price of HK$1.30 per share, subject to adjustment. Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and
5) Certain remedies in the event of breach of this settlement.
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
The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and is being accounted for as a derivative with all subsequent changes in fair value being reflected in the consolidated statements of operations. The Company recorded a loss of $30.1 million and $29.8 million as the change in fair value of commitments to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.
Contingent Liability
     In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and requested further information supporting the Counterparty’s claims. The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statement as of and during the year ended December 31, 2009.
In the end of 2010, the Counterparty has filed further claims under the cooperative manufacturing arrangement. The Company settled all of the disputes related to the equipment relocation claims and is continuing its investigations and negotiations with the Counterparty under the cooperative manufacturing arrangement. The contingent liability recorded as of December 31, 2010 represented the Company’s best estimate of the probable loss.
Dividends and Dividend Policy
At the end of 2010, the Company’s accumulated deficit decreased to US$1,698.9 million from an accumulated deficit of US$1,712.0 million at the end of 2009. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:
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
     The table below sets forth the high and low closing prices on the Stock Exchange of Hong Kong and the New York Stock Exchange for the ordinary shares and ADSs representing such ordinary shares, respectively, since the completion of the global offering and for the most recent six months.

	Stock Exchange of Hong Kong		New York Stock Exchange(1)
	Closing price per ordinary share		Closing price per ADS
	High Price	Low Price	High Price	Low Price
2005
First Quarter	HK $1.75 *	HK $1.48	US $11.14	US $9.35
Second Quarter	HK $1.71	HK $1.48	US $10.93	US $9.52
Third Quarter	HK $1.75 *	HK $1.21	US $11.33 *	US $7.83
Fourth Quarter	HK $1.33	HK $1.00 *	US $8.46	US $6.68 *

2006
First Quarter	HK $1.29 *	HK $1.02	US $8.38 *	US $6.73
Second Quarter	HK $1.21	HK $1.00	US $7.82	US $6.36
Third Quarter	HK $1.07	HK $0.97	US $6.88	US $6.30
Fourth Quarter	HK $1.03	HK $0.87 *	US $6.46	US $5.48 *

2007
First Quarter	HK $1.24 *	HK $0.87	US $8.30 *	US $5.87
Second Quarter	HK $1.24	HK $1.04	US $7.68	US $6.69
Third Quarter	HK $1.18	HK $0.81	US $7.50	US $5.30
Fourth Quarter	HK $1.11	HK $0.71 *	US $6.72	US $4.57 *

2008
First Quarter	HK $0.82 *	HK $0.41	US $4.98 *	US $2.76
Second Quarter	HK $0.78	HK $0.44	US $4.32	US $2.88
Third Quarter	HK $0.48	HK $0.20	US $2.99	US $1.32
Fourth Quarter	HK $0.35	HK $0.11 *	US $2.41	US $0.89 *

2009
First Quarter	HK $0.39	HK $0.23*	US $2.29	US $1.53*
Second Quarter	HK $0.47	HK $0.27	US $2.96	US $1.82
Third Quarter	HK $0.44	HK $0.37	US $2.86	US $2.40
Fourth Quarter	HK $0.66*	HK $0.35	US $3.88*	US $2.30

2010
First Quarter	HK $1.05	HK $0.54	US $6.67*	US $3.57
Second Quarter	HK $1.06*	HK $0.53	US $6.74	US $3.36
Third Quarter	HK $0.63	HK $0.48	US $4.01	US $3.08*
Fourth Quarter	HK $0.69	HK $0.54	US $4.36	US $3.41

2011
January	HK $0.65	HK $0.56	US $4.14	US $3.70
February	HK $0.75	HK $0.57	US $4.72	US $3.77
March	HK $0.64	HK $0.57	US $3.98	US $3.59
April	HK $0.71	HK $0.59	US $4.39	US $3.72
May	HK $0.94	HK $0.62	US $5.78	US $4.05
June (through June 15)	HK $0.67	HK $0.61	US $4.19	US $3.90

(1)	Each ADS represents 50 ordinary shares.

*	Indicates high and low prices for the fiscal year.

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
On April 18, 2011, trading in our shares on the NYSE was suspended from 9:30 a.m., New York time, pending the release of our announcement regarding our entering into an investment agreement with China Investment Corporation. Trading in our shares resumed at 1:57 p.m., New York time on the same day. No trading suspension was imposed by the Stock Exchange of Hong Kong.

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
Material Contracts
     Share Purchase Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd.
     We entered into a Share Purchase Agreement dated November 6, 2008 with Datang Telecom Technology & Industry Holdings Co., Ltd, or Datang, pursuant to which Datang subscribed through a Hong Kong incorporated subsidiary, also referred to below as Datang Hongkong, and we allotted and issued, 3,699,094,300 ordinary shares for a purchase price of HK$0.36 per ordinary shares for a total purchase price of US$171.8 million on December 24, 2008, also referred to below as the closing date.
The principal terms of the Share Purchase Agreement are as follows:
•	Right to Nominate Directors. Datang has the right to nominate two nominees to our board of directors, provided that the decision of our board to appoint, or propose to our shareholders for appointment, any individual nominated by Datang as a director will be made in the best interests of us and our shareholders as a whole, and we are not obliged to simply appoint any individual nominated by Datang as a director without taking into account such factor. In addition (a) subject to clause (b) below, the number of Datang nominees shall decrease to one if Datang, Datang Hongkong and their permitted transferees, collectively, hold less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the our total issued nominal share capital, or Datang, together with Datang Hongkong, holds less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued nominal share capital; and (b) the right to nominate any Datang nominee shall cease to exist if Datang, Datang Hongkong and their permitted transferees, collectively, hold less than 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued nominal share capital, or if Datang, together with Datang Hongkong, holds less than 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital.;
•	Right to Nominate Vice-President in Charge of TD-SCDMA. Datang has the right to nominate a Vice-President in charge of our TD-SCDMA business, provided that Datang, Datang Hongkong and their permitted transferees, collectively, hold at least 924,773,575 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital from time to time, provide that Datang, together with Datang Hongkong, holds at least 462,386,788 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total issued share capital from time to time, subject to the approval of our board (excluding the Datang nominees).

•	Pre-emptive Right. Datang has the following right to purchase any new ordinary shares, any securities convertible into or exchangeable into ordinary shares or any warrants or other rights to subscribe for ordinary shares, referred to as the “Relevant Securities” (subject to the approval of our independent shareholders in order to comply with the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange prior to each such purchase), in the event that we propose to issue the Relevant Securities, to enable Datang to hold after such issue (i) in the case of an offer to investors that would otherwise result in a prospective largest shareholder (other than an underwriter that is placing on our behalf the Relevant Securities in a bona fide capital markets transaction) beneficially owning more ordinary shares than Datang and Datang Hong Kong in the aggregate, one ordinary share more than the number of ordinary shares proposed to be beneficially owned by the prospective largest shareholder, unless (a) Datang and Datang Hongkong hold less than 2,774,320,725 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital, or (b) at least two-thirds of our board of directors (excluding Datang nominees) in good faith resolves in writing that such exercise is not in the best interests of our company and our shareholders as a whole, and (ii) in the case of an issue of Relevant Securities other than (i) above, a pro rata portion of the Relevant Securities equal to the percentage of our issued share capital then beneficially owned by Datang (together with Datang Hongkong) prior to the issuance of the Relevant Securities, provided that Datang (together with Datang Hongkong) maintains an ownership interest equal to at least 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock consolidation, stock dividends, recapitalizations and the like) of our total nominal share capital.

•	Lock-Up. Datang and Datang Hong Kong shall not transfer any of the shares purchased under the Share Purchase Agreement without our prior written consent for a period of two years from the closing date, provided that such lock-up shall not apply to transfer of less than 1,849,547,150 of such shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) to a permitted transferee as defined in the Share Purchase Agreement, provided that any such permitted transferee shall be a non-PRC incorporated entity, unless Datang shall have provided to us in writing justifying the need to transfer to a PRC incorporated entity, and our board of directors (excluding the Datang nominees) shall have determined that such transfer to a PRC incorporated entity is not expected to be prejudicial to the interests of, or have an adverse effect, on our group.

•	Standstill. Datang shall not, except with our prior written consent, directly or indirectly, acquire any of our ordinary shares, any other security carrying voting rights and any outstanding convertible securities, options, warrants or other rights which are convertible into or exchangeable or exercisable or carrying rights of subscription for securities carrying voting rights in us (together our “Voting Securities” exceeding the lesser of thirty percent of our issued Voting Securities, or such other threshold that may trigger a mandatory offer obligation as set out in the Hong Kong Code on Takeovers and Mergers, at any time following the date of the Share Purchase Agreement and until the second anniversary of the closing date.
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
Placing Agreement
     On 8 July 2010, the Company entered into a placing agreement with J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as the placing agents whereby the Company conditionally agreed to place, through the placing agents, up to 1,500 million ordinary shares to not less than six independent placees at a price of HK$0.52 per share (the “Placing”).
     Completion of the Placing took place on 15 July 2010, pursuant to which the Company issued and allotted 1,500 million ordinary shares to not fewer than six independent placees, who are third parties independent of and not connected with the Company and its connected persons, at the placing price of HK$0.52 per share.
Datang Subscription Agreement (2010)
     On August 16, 2010, the Company entered into a subscription agreement with Datang Telecom Technology & Industry Holdings Co., Ltd, or Datang, (“Datang Subscription Agreement”) pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe (through Datang Holdings (Hongkong) Investment Company Limited, or Datang Hongkong) for, a total of 1,528,038,461 ordinary shares (being equivalent to the sum of (i) the amount of shares issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placing as will result in Datang’s percentage shareholding in the Company not being diluted by the Placing (the “Datang Pre-emptive Shares”) and (ii) such number of new shares, which, together with the Datang Pre-emptive Shares, will fetch an aggregate purchase price of US$102 million) at the subscription price of HK$0.52 per share (being equivalent to the subscription price in the Placing). Completion was conditional upon, among other things, the obtaining of PRC governmental and regulatory approvals and consents by Datang.
     The completion of this subscription took place on November 16, 2010, when 1,528,038,461 ordinary shares were issued to Datang under the special mandate approved by the Company’s independent shareholders at its extraordinary general meeting held on September 21, 2010.
Subscription Agreement with Country Hill Limited
     The subscription agreement dated as of April 18, 2011 and entered into by us and Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, or CIC, in respect of the subscription of 360,589,053 Convertible Preferred Shares (the “CIC Initial Preferred Shares”) and warrants to subscribe for 72,117,810 Convertible Preferred Shares (the “CIC Warrants”, together with the CIC Initial Preferred Shares, the “CIC Securities”) includes, among others, the following terms:

•	Consideration of the CIC Securities. The subscription price of HK$5.39 per CIC Initial Preferred Share is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per Convertible Preferred Share) and the total cash consideration payable by CIC is US$250 million.

•	Terms of the Convertible Preferred Shares. The terms of the Convertible Preferred Shares (as set out in Appendix III to the shareholders circular of the Company dated May 11, 2011) are set out in “Item 7. Major Shareholders and Related Party Transactions — B. Preferred Shares”. Below are the principal terms:
•	Dividend entitlements: The Convertible Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares as if the Convertible Preferred Shares had been converted into ordinary shares for the relevant accounting period.
•	Capital: Upon a liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital of the Company (but not on conversion of the Convertible Preferred Shares or any repurchases by the Company of any Convertible Preferred Shares or ordinary shares) the assets of the Company available for distribution among the shareholders will be applied first in paying to the holders of the Convertible Preferred Shares and holders of other preference shares of the Company an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:
(i)	any payment to the holders of ordinary shares; and
(ii)	any other obligations ranking pari passu with the claims of the holders of ordinary shares.
•	Ranking: The CIC Initial Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Convertible Preferred Shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to the any payment to the holders of ordinary shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the ordinary shares.
•	Conversion right: The holders of the Convertible Preferred Shares will have the right at any time to convert (in whole or in part) their Convertible Preferred Shares into fully paid ordinary shares at the conversion rate of ten ordinary shares per Convertible Preferred

Share (which shall be for a minimum amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by CIC, all of such Convertible Preferred Shares). The holders of the Convertible Preferred Shares are not required to pay any amount for conversion of their Convertible Preferred Shares into ordinary shares. The ordinary shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other ordinary shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.
•	Mandatory Conversion Date: The Convertible Preferred Shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on the day immediately following the expiry of twelve months commencing from the closing date as if the holder of the Convertible Preferred Shares has elected to convert its Convertible Preferred Shares into ordinary shares on the mandatory conversion date.
•	Adjustment to Conversion Rate: The initial conversion rate of ten ordinary shares per Convertible Preferred Share is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.
In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, the conversion rate in force immediately before such issue will be adjusted to compensate the holders of Convertible Preferred Share by reference to the lowest of:
(i)	the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);
(ii)	the amount which represents:
a.	in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;
b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):
(1)	in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for ordinary shares;
(2)	in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into ordinary shares; or
(3)	in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive ordinary shares; and
c.	in respect of any other issue of ordinary shares by the Company, the relevant issue price for an ordinary share under that issue;
(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:
a.	ten consecutive trading days immediately after the date on which the relevant issue is announced;
b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or
c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.
     The adjustment will become effective immediately following the date of the issuance of the new securities.
No adjustment to the conversion rate will be made which has the effect or result of: (i) reducing the initial conversion rate upon the issue of the Convertible Preferred Shares, except upon any consolidation of ordinary shares or any corporate exercise with the effect of increasing the nominal value of the ordinary shares; or (ii) any ordinary share, upon conversion, falling to be issued at a price below the nominal value of the ordinary share.
•	Voting: The Convertible Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Convertible Preferred Share will confer on its holder such number of voting rights as if the Convertible Preferred Share had been converted into ordinary shares.
•	Consent: Except with the consent or sanction of at least 75 per cent of the vote of the holders of the Convertible Preferred Shares given at a separate class meeting, no resolution may be made by the Company to amend the terms of the Convertible Preferred Shares.

•	Transferability: The Convertible Preferred Shares will be freely transferrable save as provided for under the terms of the CIC Subscription Agreement.
•	Redemption: The Convertible Preferred Shares are non-redeemable.
•	Protection: The Company has undertaken to each holder of Convertible Preferred Shares (including but not limited to) (i) that all the ordinary shares issued upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that it will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the Convertible Preferred Shares, without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) it will not, without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares, take any steps to or so as to liquidate, dissolve or windup the Company or any of its subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) it will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) it will not enter into any agreement, instrument or other document whatsoever binding on it which may result in any breach of the memorandum and articles of association of the Company.
•	Pre-emptive rights. Country Hill Limited will have the following right to subscribe for (subject to any authorisation, consent, approval, licence or notification required for the purposes of or as a consequence of the CIC Subscription either from governmental, regulatory or other public bodies):
(i)	whilst any Convertible Preferred Shares issued to and beneficially owned by Country Hill Limited (and/or its permitted transferee) remain unconverted and to the extent that the original percentage of issued share capital of the Company held by Country Hill Limited (and/or its permitted transferee) on a fully-diluted basis through such Convertible Preferred Shares immediately prior to the issue is reduced as a result of the issue of any new ordinary shares or preferred shares, any securities convertible into or exchangeable into ordinary shares or preferred shares or any warrants or other rights to subscribe for ordinary shares or preferred shares (which preferred shares carry voting rights in general meetings of the Company) (“Relevant Securities”) (after having taken into account any adjustment to the conversion rate), such number of additional Convertible Preferred Shares (bearing the same conversion rate as the existing issued Convertible Preferred Shares having reflected the adjustment) so as to enable the Investor to hold, after the issue of the Relevant Securities, a pro rata portion of the issued share capital of the Company (on a fully diluted basis) equal to the original percentage; and
(ii)	to the extent that any of the Convertible Preferred Shares held by Country Hill Limited have been converted and Country Hill Limited is holding ordinary shares of the Company issued as a result of the conversion, such number of additional Relevant Securities so as to enable Country Hill Limited to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company represented by the converted ordinary shares then beneficially owned by Country Hill Limited immediately prior to the issuance of the Relevant Securities.
•	Right to Nominate one member of the Board. Country Hill Limited will have the right to nominate one member of our board of directors, or CIC Nominee, provided that: (i) the nomination and appointment of the CIC Nominee is considered by the board (excluding the Investor Nominee) to be in the best interest of the Company and its shareholders as a whole; and (ii) the CIC Nominee has passed the Company’s conflict and background check in accordance with common and usual standards and policies generally applicable to the appointment and nomination of a director of the Company. The Company will use all reasonable efforts to give effect to the appointment of the CIC Nominee to the board as soon as practicable after the completion of the subscription by Country Hill Limited which took place on June 3, 2011, and no later than 31 August 2011.

•	Lock-up Undertaking. Country Hill Limited will be restricted from selling, or transferring the CIC Initial Preferred Shares, any Convertible Preferred Shares issued upon the exercise of the CIC Warrants and any additional Convertible Preferred Shares or warrants subscribed for a period of 2 years from the Investor Closing Date, except that Country Hill Limited may transfer any Convertible Preference Shares or ordinary shares to any wholly-owned subsidiaries of CIC. The lock-up undertaking will cease to apply where any of the following members of the senior management of the Company, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with the Company within a period of (2) years commencing from the Investor Closing Date, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

•	Restriction on transfers to a Competitor. Country Hill Limited has agreed to refrain from transferring to any entity that provides or that has the capability to provide, directly or indirectly through any subsidiary or affiliate, semiconductor wafer fabrication or foundry services to third parties (“Competitor”), directly or indirectly, the Convertible Preferred Shares, the CIC Warrants, or any ordinary shares issued upon conversion of the Convertible Preferred Shares except where there is a genuine open market sale, with the written consent of the Company’s board of directors, or for accepting a general offer which has become unconditional or where the offeror has become entitled to exercise compulsory acquisition rights.
•	Warrant Agreement. On June 3, 2011, or the completion date, the Company and Country Hill Limited entered into a warrant agreement (the “CIC Warrant Agreement”) pursuant to the CIC Subscription Agreement whereby the Company issued the CIC Warrants to Country Hill Limited. Major terms of the warrant agreement are as below:
•	Consideration. The CIC Warrants are issued as part of the Investor Subscription.
•	Exercise of the CIC Warrants. Country Hill Limited may exercise, in whole or in part, the CIC Warrants on any business day on or prior to 11: 59 p.m., Hong Kong time, on the date that is 12 months from the date of the CIC Warrant Agreement. Upon exercise, the CIC Warrants will be converted into Convertible Preferred Shares (the “Warrant Preferred Shares”). Each partial exercise shall be for a minimum subscription of 15,000,000 Warrant Preferred Shares, or, if less than 15,000,000 Warrant Preferred Shares are issuable under the CIC Warrants then held by Country Hill Limited, for all of such number of Warrant Preferred Shares issuable under the CIC Warrants then held by Country Hill Limited. Any unexercised CIC Warrants will lapse after the date that is 12 months from the date of the CIC Warrant Agreement.
•	Exercise Price. HK$5.39 per CIC Warrant is equivalent to the subscription price for the CIC Initial Preferred Shares and is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per Convertible Preferred Share).
•	Adjustment of Exercise Price. No adjustment will be made to the exercise price of the CIC Warrants nor the number of Warrant Preferred Shares issuable upon exercise of each CIC Warrant.
•	Warrant Preferred Shares. The Warrant Preferred Shares will not be adjusted but will bear a conversion rate for conversion into ordinary shares that may be adjusted as described in the paragraph ‘‘Terms of the Convertible Preferred Shares — Adjustment to Conversion Rate’’ above. The Warrant Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Warrant Preferred Share will confer on its holder such number of voting rights as if the Warrant Preferred Share had been converted into ordinary shares.
•	Transferability. Save as to transfers to any wholly-owned subsidiary of China Investment Corporation, the CIC Warrants are not transferable without the prior written approval of the Company.
•	No Listing of the Investor Warrants. No application will be made for a listing of the CIC Warrants on The Stock Exchange of Hong Kong Limited or any other stock exchange.

Datang Further Subscription Agreement (2011)
     On May 5, 2011, the Company entered into a subscription agreement (the “Datang Further Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited, or Datang , a wholly owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., whereby the Company has conditionally agreed to allot and issue to Datang, and Datang has conditionally agreed to subscribe for (i) 84,956,858 Convertible Preferred Shares at a subscription price of HK$5.39 per share (“Datang Pre-emptive Preferred Shares”) and (ii) warrants to subscribe for up to 16,991,371 Convertible Preferred Shares (subject to adjustment) at an exercise price of HK$5.39 per warrant (“Datang Pre-emptive Warrants”, together with the Datang Pre-emptive Preferred Shares, the “Datang Pre-emptive Securities”) pursuant to Datang’s exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the subscription of Convertible Preferred Shares and warrants by Country Hill Limited (the “CIC Subscription”), on the same terms and conditions as reasonably practicable as the CIC Subscription, taking into account the fact that Datang is already an existing shareholder of the Company. The issue of Datang Pre-emptive Securities is conditional on, among other things, the obtaining of the approval of independent shareholders of the Company and necessary governmental approvals. The Company has obtained independent shareholders’ approval at its extraordinary general meeting held on May 27, 2011. As of the latest practicable date, the Datang Pre-emptive Securities have not been issued.
Principal terms of the Datang Further Subscription Agreement are as below:
•	Consideration of the Datang Pre-emptive Securities. The subscription price of HK$5.39 per Datang Pre-emptive Preferred Share is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per Convertible Preferred Share) and the total cash consideration payable by Datang is US$58.9 million.

•	Terms of the Convertible Preferred Shares. The terms of the Convertible Preferred Shares (as set out in Appendix III to the shareholders circular of the Company dated May 11, 2011) are set out in “Item 7. Major Shareholders and Related Party Transactions — B. Preferred Shares”. Below are their principal terms:
•	Dividend entitlements. The Convertible Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares as if the Convertible Preferred Shares had been converted into ordinary shares for the relevant accounting period.
•	Capital. Upon a liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital of the Company (but not on conversion of the Convertible Preferred Shares or any repurchases by the Company of any Convertible Preferred Shares or ordinary shares) the assets of the Company available for distribution among the shareholders will be applied first in paying to the holders of the Convertible Preferred Shares and holders of other preference shares of the Company an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:

(A)	any payment to the holders of ordinary shares; and

(B)	any other obligations ranking pari passu with the claims of the holders of ordinary shares.
•	Ranking. The Datang Pre-emptive Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Convertible Preferred Shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of ordinary shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the ordinary shares.
•	Conversion right. The holders of the Convertible Preferred Shares will have the right at any time to convert (in whole or in part) their Convertible Preferred Shares into fully paid ordinary shares at the conversion rate which is initially ten ordinary shares per Convertible Preferred Share and subject to adjustment(s) (which shall be for a minimum amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by Datang, all of such Convertible Preferred Shares). The holders of the Convertible Preferred Shares are not required to pay any amount for conversion of their Convertible Preferred Shares into ordinary shares. The ordinary shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other ordinary shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.
•	Mandatory Conversion Date. The Convertible Preferred Shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on the day immediately following the expiry of twelve months commencing from the completion date of the subscription of Datang Pre-emptive Securities as if the holder of the Convertible Preferred Shares has elected to convert its Convertible Preferred Shares into ordinary shares on the mandatory conversion date.
•	Adjustment to Conversion Rate. The initial conversion rate of ten ordinary shares per Convertible Preferred Share is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.
In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, theconversion rate in force immediately before such issue will be adjusted to compensate the holders of Convertible Preference Shares by reference to the lowest of:
(i)	the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);
(ii)	the amount which represents:
a.	in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;
b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):
(1)	in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for ordinary shares;
(2)	in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into ordinary shares; or
(3)	in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive ordinary shares; and
c.	in respect of any other issue of ordinary shares by the Company, the relevant issue price for an ordinary share under that issue;
(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:
a.	ten consecutive trading days immediately after the date on which the relevant issue is announced; or
b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or
c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.
The adjustment will become effective immediately following the date of the issuance of the new securities. No adjustment to the conversion rate will be made which has the effect or result of: (i) reducing the initial conversion rate upon the issue of the Convertible Preferred Shares, except upon any consolidation of ordinary shares or any corporate exercise with the effect of increasing the nominal value of the ordinary shares; or (ii) any Ordinary Share, upon conversion, falling to be issued at a price below the nominal value of the ordinary share.
•	Voting. The Convertible Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Convertible Preferred Share will confer on its holder such number of voting rights as if the Convertible Preferred Share had been converted into ordinary shares.

•	Consent. Except with the consent or sanction of at least 75 per cent. of the vote of the holders of the Convertible Preferred Shares given at a separate class meeting, no resolution may be made by the Company to amend the terms of the Convertible Preferred Shares.

•	Transferability. The Convertible Preferred Shares will be freely transferrable save as provided for under the terms of the Datang Further Subscription Agreement.

•	Redemption. The Convertible Preferred Shares are non-redeemable.

•	Protection. The Company has undertaken to each holder of Convertible Preferred Shares (including but not limited to) (i) that all the ordinary shares upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that it will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the Convertible Preferred Shares, without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) it will not without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares, take any steps to or so as to liquidate, dissolve or windup the Company or any of its subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) it will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) it will not enter into any agreement, instrument or other document whatsoever binding on it which may result in any breach of the memorandum and articles of association of the Company.
•	Pre-emptive Rights. Datang will have the following right to subscribe for (subject to any authorisation, consent, approval, licence or notification required for the purposes of or as a consequence of the Datang Further Subscription either from governmental, regulatory or other public bodies):
(i)	whilst any Convertible Preferred Shares issued to and beneficially held by Datang (and/or its permitted transferee) remain unconverted, and to the extent that the percentage (the ‘‘Original Percentage’’) of the issued share capital of the Company held by Datang on a fully-diluted basis through such Convertible Preferred Shares immediately prior to the issue is reduced as a result of the issue of any new ordinary shares or preferred shares, any securities convertible into or exchangeable into ordinary shares or preferred shares or any warrants or other rights to subscribe for ordinary shares or preferred shares (which preferred shares carry voting rights in general meetings of the Company) (the “Relevant Securities”) (after having taken into account any adjustment to the conversion rate), such number of additional Convertible Preferred Shares (bearing the same conversion rate as the existing issued Convertible Preferred Shares having reflected the adjustment) so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of the issued share capital of the Company (on a fully-diluted basis) equal to the Original Percentage; and
(ii)	to the extent that any of the Convertible Preferred Shares held by Datang have been converted and Datang is holding ordinary shares issued as a result of the said conversion, such number of additional Relevant Securities so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company represented by the converted ordinary shares then beneficially owned by Datang immediately prior to the issuance of the Relevant Securities, provided that Datang’s shareholding in the issued share capital of the Company represented by the Convertible Preferred Shares or converted ordinary shares shall be excluded and ignored for the purpose of determining the number of securities that Datang is able to acquire pursuant to its pre-emptive rights under the Datang Share Purchase Agreement.
•	Lock-up Undertaking. Datang will be restricted from selling, or transferring the Datang Pre-emptive Preferred Shares, any Convertible Preferred Shares issued upon the exercise of the Datang Pre-emptive Warrants and any additional Convertible Preferred Shares or Datang Pre-emptive Warrants subscribed for a period of 2 years from the completion date for the subscription of Datang Pre-emptive Securities (“Datang Closing”), except that Datang may transfer any Convertible Preference Shares or ordinary shares to a permitted transferee. The lock-up undertaking will cease to apply where any of the following members of the senior management of the Company, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with the Company within a period of two (2) years commencing from the Datang Closing date, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

•	Restriction on transfers to a Competitor. Datang has agreed to refrain from transferring to any entity that provides or that has the capability to provide, directly or indirectly through any subsidiary or affiliate, semiconductor wafer fabrication or foundry services to third parties (“Competitor”), directly or indirectly, the Convertible Preferred Shares, the Datang Pre-emptive Warrants, or any ordinary shares issued upon conversion of the Convertible Preferred Shares except where there is a genuine open market sale, with the written consent of the Board of Directors, or for accepting a general offer which has become unconditional or where the offeror has become entitled to exercise compulsory acquisition rights.
•	Completion of the Datang Further Subscription. The first business day after the satisfaction or waiver of the conditions to the Datang Closing, or at such other time, date and location as is mutually agreed in writing by the Company and Datang.

•	Datang Warrant Agreement. To be entered into between the Company as the issuer and Datang as the subscriber of Warrants to subscribe for 16,991,371 Convertible Preferred Shares on the Datang Closing date, pursuant to the Datang Further Subscription Agreement. Major terms of this warrant agreement are as below:
•	Consideration. The Datang Pre-emptive Warrants are issued as part of the subscription of the Datang Pre-emptive Securities.

•	Exercise of the Datang Pre-emptive Warrants. Datang may exercise, in whole or in part, the Datang Pre-emptive Warrants on any business day on or prior to 11: 59 p.m., Hong Kong time, on the date that is 12 months from the date of the CIC Warrant Agreement. Upon exercise, the warrants will be converted into Convertible Preferred Shares. Each partial exercise will be for a minimum subscription of 15,000,000 Convertible Preferred Shares, or, if less than 15,000,000 Convertible Preferred Shares are issuable under the warrants then held by Datang, for all of such number of Convertible Preferred Shares issuable under the warrants then held by Datang. Any unexercised Datang Pre-emptive Warrants will lapse after the date that is 12 months from the date of completion of the CIC Subscription.

•	Exercise Price. HK$5.39 per Datang Pre-emptive Warrant is equivalent to the subscription price for the Datang Pre-emptive Preferred Shares and is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per Convertible Preferred Share).

•	Adjustment of Exercise Price. No adjustment will be made to the exercise price of the Datang Pre-emptive Warrants nor the number of Convertible Preferred Shares issuable upon exercise of each warrant.

•	Datang Warrant Preferred Shares. The Convertible Preferred Shares issuable upon exercise of Datang Pre-emptive Warrants (“Warrant Preferred Shares”) will not be adjusted but will bear a conversion rate for conversion into ordinary shares that may be adjusted as described in the paragraph ‘‘Terms of the Convertible Preferred Shares — Adjustment to Conversion Rate’’ above. The Warrant Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Warrant Preferred Share will confer on its holder such number of voting rights as if the Warrant

Preferred Share had been converted into ordinary shares.
•	Transferability. Save as to transfers to any wholly-owned subsidiary of Datang, the Datang Pre-emptive Warrants are not transferable without the prior written approval of the Company.

•	No Listing of the Datang Pre-emptive Warrants. No application will be made for a listing of the Datang Pre-emptive Warrants on The Stock Exchange of Hong Kong Limited or any other stock exchange.

Joint Venture Agreement and JV Memorandum with Hubei Science & Technology Investment Group Co., Ltd.
On May 12, 2011, the Company entered into a joint venture agreement (the “Joint Venture Agreement”) and a memorandum (the “JV Memorandum”) with Hubei Science & Technology Investment Group Co., Ltd., or Hubei Science & Technology, a company incorporated in the PRC and wholly-owned by The Wuhan East Lake Hi-Tech Development Zone Administrative Committee, to invest in and manage Wuhan Xinxin Semiconductor Manufacturing Corporation, or Wuhan Xinxin’s 12-inch wafer production line.

(i)	Joint Venture Agreement
Pursuant to the Joint Venture Agreement, the parties shall establish Semiconductor Manufacturing International (Wuhan) Corp., a joint venture company to be established in Wuhan, Hubei Province, the PRC (the “JV Company”), for the purpose of the joint venture to be formed to further develop 12-inch wafer production facilities and implement advanced technologies for the manufacturing of integrated circuits.
Hubei Science & Technology shall contribute 33.34% of the registered capital of the JV Company in an aggregate amount of US$500,000,000 over a period of time as described below through the injection of all of the capital of Wuhan Xinxin into the JV Company plus a cash injection of US$226,168,955. The Company shall contribute 66.66% of the registered capital of the JV Company in an aggregate amount of US$1,000,000,000 over a period of time as described below.
The capital contribution shall be made in two stages:
(a)	not less than 20% of the registered capital of the JV Company upon the application of the business licence of the JV Company, made up of:
a.	US$45,233,791 contribution in cash plus all the capital of Wuhan Xinxin in the amount of US$273,831,045 (based on the value of the paid-up registered capital of Wuhan Xinxin) by Hubei Science & Technology; and
b.	US$200,000,000 contribution in cash by the Company; and
(b)	the balance of the outstanding capital contributions from both parties within two years after the establishment of the JV Company.
Hubei Science & Technology shall be entitled to appoint three of the directors of the JV

Company, including the managing director, and the Company shall be entitled to appoint two of the directors of the JV Company.
Pursuant to the Joint Venture Agreement, the Company authorises the JV Company to use the patents and other technologies necessary for the 12-inch wafer production facilities to be operated by the JV Company that the Company could lawfully employ. The JV Company is also authorised to use the relevant trademarks of the Company in the areas of manufacturing, operations and sales.
The obligations of the parties under the Joint Venture Agreement are subject to compliance with applicable laws (including the rules of regulatory authorities such as The Stock Exchange of Hong Kong Limited)). The establishment of the joint venture is subject to obtaining the necessary PRC approvals and shareholders’ approval. The implementation of the joint venture may also be dependent on market conditions.

(ii)	JV Memorandum
Pursuant to the JV Memorandum:
(a)	the Company will have the right to purchase the equity interests of Hubei Science & Technology in the JV Company; and
(b)	the Company will have the right to appoint three directors of the JV Company and Hubei Science & Technology will have the right to appoint two directors after the Company’s capital contribution in the JV Company exceeds 50% of the total capital contribution.

(iii)	The JV Company
Upon Completion, all of the capital of Wuhan Xinxin will be injected into the JV Company as part of the capital contribution of Hubei Science & Technology. The paid-up registered capital of Wuhan Xinxin is equivalent to US$273,831,045 using the exchange rate at the time such registered capital was paid up. Wuhan Xinxin is a wholly-owned subsidiary of Hubei Xinxin and is engaged in the operation of a 300mm wafer fab in Wuhan.

Other Contracts
     Management Service Contracts with Cension Semiconductor Manufacturing Corporation and Wuhan Xinxin Semiconductor Manufacturing Corporation
The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), a foundry owned by a municipal government. Prior to the termination of the management service in October 2010, management service revenues for 2010, 2009 and 2008 were $4,500,000, $6,000,000 and $12,000,000, respectively.
The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability and no revenue was recorded in 2010.
Furthermore, the Company recorded a $115.8 million bad debt provision in the second half of 2009, of which $93.5 million and $21.1 million were due to long outstanding overdue receivables relating primarily to the revenue for management services rendered and related equipment sold, respectively. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make cash payment of $47.2 million to the Company. The remaining balances were relinquished. The Company collected $28.5 million of payments from Cension during 2010 and recorded as a deduction of general and admistrative expense in the consolidated statements of operations.
TSMC Share and Warrant Issuance Agreement
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
TSMC Warrant Agreement
The Warrant Agreement entered into (subject to receipt of required government and regulatory approvals) by SMIC and TSMC on July 5, 2010 in connection with the 2009 Settlement Agreement (the “TSMC Warrant Agreement”) provides for adjustments to the number of shares issuable under the TSMC Warrant, the per share exercise price of the TSMC Warrant and/or the nature of the property issuable upon exercise of the TSMC Warrant including the following:
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

Exchange Controls
     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 5.4% of our sales for the year ended December 31, 2008, approximately 0.16% of our sales for the year ended December 31, 2009, and approximately 10.2% of our sales for the year ended December, 31, 2010 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.
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
     To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2010, we had outstanding foreign currency forward exchange contracts with notional amounts of US$92.8 million. As of December 31, 2010, the fair value of foreign currency forward exchange contracts was approximately a gain of US$0.2 million, which is recorded in other income and other current assets.
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

	As of December 31, 2010
	(in US$ thousands)
	Notional
	Amount
	2010	Fair Value
Forward Exchange Agreement
(Receive RMB/Pay US$)
Contract Amount	82,685	305
(Receive EUR/Pay US$)
Contract Amount	10,175	(90)

Total Contract Amount	92,860	215

Cross Currency Swap Fluctuation Risk
     On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The company is primarily exposed to changes in the exchange rate for the Euro.
     To minimize the risk, the company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contract does not qualify for hedge accounting in accordance with ASC 815.
     For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with ASC 815.
     As of December 31, 2010, the Company had outstanding cross currency swap contracts with notional amounts of US$11.3 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2010, the fair value of cross currency swap contracts was approximately US$1.3 million.

Interest Rate Risk
     Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2010. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR rate, while our EUR-denominated loans have interest rates linked to the EURIBOR rates. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2011	2012
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	310,181	103,738
Average interest rate	2.04%	2.26%
EUR denominated
Average balance	15,388	3,245
Average interest rate	1.61%	1.96%
Weighted average forward interest rate	2.01%	2.25%

Item 12. Description of Securities Other Than Equity Securities
American Depository Shares
Fees and Charges That An ADR Holder May Have To Pay

Category
(as defined by SEC)	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10) of the Deposit Agreement as filed with the SEC on March 10, 2004 which we are referred to herein as the “Depositary Agreement”)	$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	$0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities	Such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities

(d) Withdrawing an underlying security	Each person surrendering ADSs for withdrawal of Deposited Securities	$5.00 for each 100 ADSs (or portion thereof) surrendered.

(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	$1.50 per ADR

(f) General depositary services, particularly those charged on an annual basis.	Not applicable	Not applicable

(g) Expenses of the depositary	Fees and expenses incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation.	The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and

Category
(as defined by SEC)	Depositary Actions	Associated Fee
(iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency). These charges may be changed in the manner indicated in paragraph (16) of the Depositary Agreement
Fees and Payments Made By The Depositary To The Company
DIRECT
PAYMENTS
J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR Program and incurred by the Company in connection with the Program. In the year ended 2010, the total reimbursed amount was $18,730 among which $10,000 was for investor relations, and $8,730 was for broker reimbursement. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.
INDIRECT
PAYMENTS
As part of its service to the Company, J.P. Morgan has agreed to waive $120,000 annually for on-going ADR Program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2010.

Amount Waived or Paid for Fiscal
Year Ended December
Category of Expenses	31, 2010
Third-party expenses paid directly	$—
Fees waived	$120,000
Item 13. Defaults, Dividend Arrearages, and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.

Item 15. Controls and Procedures
Disclosure Controls and Procedures
     Our Chief Executive Officer and our Chief Financial and Accounting Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). They have concluded that as of December 31, 2010, our disclosure controls and procedures were effective.
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
SMIC management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control — Integrated Framework. Based on our assessment we believe that, as of December 31, 2010, our internal control over financial reporting is effective based on COSO criteria.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by our independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in its report (See F-2).
Changes In Internal Control Over Financial Reporting
     In 2009, Management identified material weaknesses related to the following:
•	the control procedures to ensure adequate communication occurs among internal functions so that proper accounting analysis is conducted by those charged with financial reporting and accounting prior to closing the financial accounts and that all relevant information relating to non-routine transactions and significant accounting estimates known to senior management and other internal functions is communicated timely to those charged with the responsibility of financial reporting and maintaining the Company’s books and records did not operate effectively.
     During 2010, Management has taken the following steps to remedy the identified material weaknesses:
•	added additional internal control procedures to ensure regular and timely communications among the financial accounting and reporting functions and other departments, including operational functions as well as legal and administrative personnels;

•	increased our in-house expertise and reporting capabilities through regular training for our accounting and operational personnel; and

•	designated managers and staff to timely research and analyze non-routine transactions and significant accounting estimates and added internal control procedures for the documentation of such research and analysis.
     Except for the changes mentioned above, there were no other changes in the design in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2009 and December 31, 2010.

	2009	2010
Audit Fees	US $1,291,969	US $1,250,000
Audit-Related Fees	US $—	US $—
Tax Fees	US $—	US $—
Total	US $1,291,969	US $1,250,000
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

Item 16D. Exemptions from the Listing Standards of Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Pursuant to the terms of our 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan recipients of stock options to purchase our ordinary shares are entitled to early exercise their options, subject to our right of repurchase. When employees, directors, or service providers who have early exercised their options terminate their employment with us, we may repurchase the unvested shares subject to the option, at a price which is the lower of the exercise price of the option and the fair market value of our ordinary shares as of the date of repurchase. Other than repurchases of unvested shares upon termination of employment pursuant to these employee stock option plans, we have not repurchased any of our outstanding capital stock during 2010.
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
Item 18. Financial Statements
     See pages F-1 to F-50.

Item 19. Exhibits

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008 (1)

Exhibit 4.1	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement (2)

Exhibit 4.2	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank (2)

Exhibit 4.3	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.4	Form of Service Contract between the Company and each of its executive officers(3)

Exhibit 4.5	Form of Service Contract between the Company and each of its directors(3)

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank (4)

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank (4)

Exhibit 4.8	Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(5)

Exhibit 4.9	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (6)

Exhibit 4.10	Settlement Agreement dated November 9, 2009 by and between the Company and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Share and Warrant Agreements(7)

Exhibit 4.11	Placing Agreement dated July 8, 2010 by and between the Company as the Issuer and J.P. Morgan (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as placing agents.

Exhibit 4.12	Subscription Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. dated August 16, 2010

Exhibit 4.13	Subscription Agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation dated April 18, 2011

Exhibit 4.14	Further Subscription Agreement with Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., dated May 5, 2011

Exhibit 4.15	English language translation of Chinese language Joint Venture Agreement and Joint Venture Memorandum dated May 12, 2011, between Semiconductor Manufacturing International Corporation and Hubei Science & Technology Investment Group Co., Ltd.

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

Exhibit 101.INS	XBRL Instance Document

Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008, filed June 22, 2009.

(4)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

(5)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(6)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(7)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2009, filed June 29, 2010.

(4)	Previously filed as an exhibit to the Registrant’s Form 6-K dated November 17, 2008. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(5)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: June 28, 2011	By:	/s/ David NK Wang

Name: David NK Wang
Title: President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OFDIRECTORS AND STOCKHOLDERS OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 30, 2011, except for Note 30, as to which the date is June 28, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OFDIRECTORS AND STOCKHOLDERS OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and our report dated March 30, 2011, except for Note 30, as to which the date is June 28, 2011, which expressed an unqualified opinion on those financial statements.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 30, 2011

Consolidated Statements of Operations
(In US dollars, except share data)

	Year ended December 31,
	2010	2009	2008

Sales	$1,554,788,587	$1,070,387,103	$1,353,711,299
Cost of sales	1,244,714,305	1,184,589,553	1,412,851,079

Gross profit (loss)	310,074,282	(114,202,450)	(59,139,780)

Operating expenses (income):
Research and development	174,900,381	160,753,629	102,239,779
General and administrative	43,762,351	218,688,042	67,036,672
Selling and marketing	29,498,495	26,565,692	20,661,254
Amortization of acquired intangible assets	27,167,870	35,064,589	32,191,440
Impairment loss of long-lived assets	8,442,050	138,294,783	106,740,667
Loss (gain) from sale of plant and equipment and other fixed assets	(658,535)	3,832,310	(2,877,175)
Litigation settlement	—	269,637,431	—
Other operating income	(16,493,049)	—	—

Total operating expenses, net	266,619,563	852,836,476	325,992,637

Income (loss) from operations	43,454,719	(967,038,926)	(385,132,417)

Other income (expense):
Interest income	4,127,252	2,591,284	11,542,339
Interest expense	(22,655,830)	(24,699,336)	(50,766,958)
Change in the fair value of commitment to issue shares and warrants	(29,815,453)	(30,100,793)	—
Foreign currency exchange gain	5,024,930	7,302,121	11,425,279
Others, net	8,771,701	4,626,008	7,428,721

Total other expense, net	(34,547,400)	(40,280,716)	(20,370,619)

Income (loss) before income tax	8,907,319	(1,007,319,642)	(405,503,036)
Income tax benefit (expense)	4,818,497	46,624,242	(26,432,993)
Gain (loss) from equity investment	284,830	(1,782,142)	(444,211)

Net income (loss)	14,010,646	(962,477,542)	(432,380,240)
Accretion of interest to noncontrolling interest	(1,050,000)	(1,059,663)	(7,850,880)
Loss attributable to noncontrolling interest	139,751	—	—
Income (loss) attributable to Semiconductor Manufacturing
International Corporation	13,100,397	(963,537,205)	(440,231,120)

Earnings (loss) per share, basic	$0.00	$(0.04)	$(0.02)
Earnings (loss) per share, diluted	$0.00	$(0.04)	$(0.02)

Shares used in calculating basic earnings (loss) per share	24,258,437,559	22,359,237,084	18,682,544,866

Shares used in calculating diluted earnings (loss) per share	25,416,597,405	22,359,237,084	18,682,544,866

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
(In US dollars, except share data)

	December 31,
	2010	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$515,808,332	$443,462,514	$450,229,569
Restricted cash	161,350,257	20,360,185	6,254,813
Short-term investments	2,453,951	—	19,928,289
Accounts receivable, net of allowances of $49,373,296, $96,144,543 and $5,680,658 at December 31, 2010, 2009 and 2008, respectively	206,622,841	204,290,545	199,371,694
Inventories	213,404,499	193,705,195	171,636,868
Prepaid expense and other current assets	75,824,180	28,881,866	56,299,086
Receivable for sale of equipment and other fixed assets	—	—	23,137,764
Assets held for sale	—	8,184,462	—
Current portion of deferred tax assets	3,638,427	8,173,216	—

Total current assets	1,179,102,487	907,057,983	926,858,083

Prepaid land use rights	78,798,287	78,111,788	74,293,284
Plant and equipment, net	2,351,862,787	2,251,614,217	2,963,385,840
Acquired intangible assets, net	173,820,851	182,694,105	200,059,106
Deferred cost, net	—	—	47,091,516
Equity investment	9,843,558	9,848,148	11,352,186
Other long-term assets	215,178	391,741	1,895,337
Deferred tax assets	109,050,066	94,358,635	45,686,470

TOTAL ASSETS	$3,902,693,214	$3,524,076,617	$4,270,621,822

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$515,577,285	$228,882,804	$185,918,539
Short-term borrowings	372,055,279	286,864,063	201,257,773
Current portion of long-term debt	333,458,941	205,784,080	360,628,789
Accrued expenses and other current liabilities	146,986,675	111,086,990	122,173,803
Current portion of promissory notes	29,374,461	78,608,288	29,242,001
Commitment to issue shares and warrants relating to litigation settlement	—	120,237,773	—
Income tax payable	1,892,691	58,573	552,006

Total current liabilities	1,399,345,332	1,031,522,571	899,772,911

Consolidated Balance Sheets

	December 31,
	2010	2009	2008

Long-term liabilities:
Non-current portion of promissory notes	56,327,268	83,324,641	23,589,958
Long-term debt	178,596,008	550,653,099	536,518,281
Long-term payables relating to license agreements	—	4,779,562	18,169,006
Other long-term liabilities	58,788,806	21,679,690	—
Deferred tax liabilities	1,094,257	1,035,164	411,877

Total long-term liabilities	294,806,339	661,472,156	578,689,122

Total liabilities	1,694,151,671	1,692,994,727	1,478,462,033

Non-controlling interest	39,004,168	34,841,507	42,795,288

Commitments
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,334,063,747, 22,375,886,604, and 22,327,784,827 shares issued and outstanding at December 31, 2010, 2009 and 2008, respectively	10,933,625	8,950,355	8,931,114
Additional paid-in capital	3,858,642,606	3,499,723,153	3,489,382,267
Accumulated other comprehensive loss	(1,092,291)	(386,163)	(439,123)
Accumulated deficit	(1,698,946,565)	(1,712,046,962)	(748,509,757)

Total equity	2,169,537,375	1,796,240,383	2,749,364,501

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	$3,902,693,214	$3,524,076,617	$4,270,621,822

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Equity and Comprehensive Income (Loss)
(In US dollars, except share data)

				Accumulated
				other			Total
	Ordinary		Additional paid-in	comprehensive	Accumulated	Total	comprehensive
	Share	Amount	capital	loss	deficit	equity	loss

Balance at January 1, 2008	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$(308,278,637)	$3,012,519,022	—
Exercise of stock options	69,770,815	27,908	768,361	—	—	796,269	—
Issuance of ordinary shares	3,699,094,300	1,479,638	163,620,362	—	—	165,100,000	—
Share-based compensation	—	—	11,617,572	—	—	11,617,572	—
Net loss	—	—	—	—	(440,231,120)	(440,231,120)	(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	(437,242)	(437,242)

Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501	$(440,668,362)
Exercise of stock options	48,101,777	19,241	195,785	—	—	215,026	—
Share-based compensation	—	—	10,145,101	—	—	10,145,101	—
Net loss	—	—	—	—	(963,537,205)	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	52,960	—	52,960	52,960

Balance at December 31, 2009	22,375,886,604	$8,950,355	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383	$(963,484,245)
Exercise of stock options	140,645,464	56,258	2,161,420	—	—	2,217,678	—
Issuance of ordinary shares relating to litigation settlement	1,789,493,218	715,797	137,050,128	—	—	137,765,925	—
Issuance of warrant relating to litigation settlement	—	—	13,002,275	—	—	13,002,275	—
Issuance of ordinary shares	3,028,038,461	1,211,215	197,910,997	—	—	199,122,212	—
Share-based compensation	—	—	8,794,633	—	—	8,794,633	—
Net income	—	—	—	—	13,100,397	13,100,397	13,100,397
Foreign currency translation adjustments	—	—	—	(706,128)	—	(706,128)	(706,128)

Balance at December 31, 2010	27,334,063,747	$10,933,625	$3,858,642,606	$(1,092,291)	$(1,698,946,565)	$2,169,537,375	$12,394,269

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows
(In US dollars)

	Year ended December 31,
	2010	2009	2008

Operating activities:
Net income (loss)	$14,010,646	$(962,477,542)	$(432,380,240)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred taxes	(10,097,549)	(56,222,094)	11,035,809
(Gain) loss from sale of plant and equipment and other fixed assets	(658,535)	3,832,310	(2,877,175)
Depreciation	584,241,805	748,185,169	761,808,822
Non-cash interest expense on promissory notes and long-term payables relating to license agreements	4,038,189	3,844,324	6,915,567
Amortization of acquired intangible assets	27,167,870	35,064,589	32,191,440
Share-based compensation	8,794,633	10,145,101	11,617,572
(Gain) loss from equity investment	(284,830)	1,782,142	444,211
Impairment loss of long-lived assets	8,442,050	138,294,783	106,740,667
Litigation settlement (non-cash portion)	—	239,637,431	—
Change in the fair value of commitment to issue shares and warrants	29,815,453	30,100,793	—
Allowance for doubtful accounts	1,076,767	111,584,756	1,188,568
Other non-cash expense	711,469	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,402,228)	(95,382,736)	97,827,390
Inventories	(19,699,304)	(22,068,328)	76,672,897
Prepaid expense and other current assets	(46,335,851)	28,920,815	(23,968,264)
Prepaid land use right	(686,498)	—	—
Accounts payable	34,205,945	35,788,601	(76,827,049)
Accrued expenses and other current liabilities	53,406,989	11,349,772	(7,487)
Other long-term liabilities	37,109,116	21,679,690	—
Income tax payable	1,834,118	(493,433)	(600,624)
Changes in restricted cash relating to operating activities	(30,077,566)	—	—

Net cash provided by operating activities	694,612,689	283,566,143	569,782,104

Investing activities:
Purchase of plant and equipment	(491,538,600)	(217,269,234)	(669,054,599)
Proceeds from government subsidy to purchase plant and equipment	26,876,268	54,125,325	4,181,922
Proceeds received from sale of Assets held for sale	7,810,382	1,482,716	563,008
Proceeds from sale of plant and equipment	6,375,042	3,715,641	2,319,597
Purchase of intangible assets	(21,681,441)	(59,096,987)	(79,277,586)
Purchase of short-term investments	(25,812,871)	(49,974,860)	(291,007,766)
Sale of short-term investments	23,400,000	69,903,150	278,717,347
Change in restricted cash relating to investing activities	(110,912,506)	(14,105,371)	(6,254,813)
Purchase of equity investment	—	(278,103)	(1,900,000)
Net cash received upon purchase of a subsidiary	1,770,603	—	—

Net cash used in investing activities	(583,713,123)	(211,497,723)	(761,712,890)

	Year ended December 31,
	2010	2009	2008

Financing activities:
Proceeds from short-term borrowings	716,676,446	726,897,421	422,575,386
Repayment of short-term borrowings	(631,485,230)	(641,291,131)	(328,317,613)
Repayment of promissory notes	(80,000,000)	(15,000,000)	(30,000,000)
Proceeds from long-term debt	10,000,000	100,945,569	285,929,954
Repayment of long-term debt	(254,382,231)	(241,655,460)	(345,770,415)
Proceeds from exercise of employee stock options	2,217,678	215,026	796,269
Proceeds from issuance of ordinary shares	199,122,212	—	168,100,000
Redemption of noncontrolling interest	—	(9,013,444)	—

Net cash (used in) provided by financing activities	(37,851,125)	(78,902,019)	173,313,581

Effect of exchange rate changes	(702,623)	66,544	(437,239)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	72,345,818	(6,767,055)	(19,054,444)
CASH AND CASH EQUIVALENTS, beginning of year	443,462,514	450,229,569	469,284,013

CASH AND CASH EQUIVALENTS, end of year	$515,808,332	443,462,514	$450,229,569

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$3,444,934	9,636,901	$15,997,808

Interest paid	$33,686,823	37,934,992	$54,423,059

SUPPLEMENTAL DISCLOSURES OF NON-CASH, INVESTING AND FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(342,373,019)	(105,618,026)	$(99,592,362)

Long-term payable for acquired intangible assets	$(5,015,672)	$(28,966,666)	$(70,100,000)

Receivable for sales of manufacturing equipment	$—	$23,137,764	$17,231,000

Notes to the Consolidated Financial Statements
1.	General

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report. The Company is an investment holding company. Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks. The principal subsidiaries and their activities are set out in Appendix 1.
2.	Summary of Significant Accounting Policies
(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company,its majority owned subsidiaries and its consolidated affiliate. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long-lived assets, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash

Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government subsidies for fab construction and certain research and development projects.

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(f)	Investments

Short-term investments primarily consist of trading securities, which are recorded at fair value with unrealized gains and losses included in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity investments only include non-marketable investments.

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

The change in the allowances for doubtful accounts is as follows:

Allowances for accounts receivable	2010	2009	2008

Balance, beginning of year	$96,144,543	$5,680,658	$4,492,090
Provision recorded during the year	1,076,767	94,704,790	1,301,556
Write-offs in the year	(19,348,014)	(4,240,905)	(112,988)
Recovered in the year	(28,500,000)	—	—

Balance, end of year	$49,373,296	$96,144,543	$5,680,658

As more fully described in Note 22, the Company collected $28,500,000 from a managed government-owned foundry during the year ended December 31, 2010 for which a specific allowance had been previously provided.

Allowances for receivable for sale of
Equipment and other fixed assets	2010	2009	2008

Balance, beginning of year	$21,120,871	$—	$—
Provision recorded during the year	—	21,120,871	—
Write-offs in the year	(17,176,667)	—	—
Recovered in the year	—	—	—

Balance, end of year	$3,944,204	$21,120,871	$—

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

(i)	Prepaid land use rights

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to income ratably over the term of the agreements which range from 50 to 70 years.

(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years
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

Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years.

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

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(m)	Revenue recognition

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

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales-related taxes.

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

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(n)	Capitalization of interest

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

	For the year ended December 31
	2010	2009	2008

Total actual interest expense (non-litigation)	$34,016,123	$41,421,385	$70,735,520
Recorded in the consolidated statements of operations	(22,655,830)	(24,699,336)	(50,766,958)

Gross capitalized interest	11,360,293	16,722,049	19,968,562
Government subsidies	(4,190,735)	(11,617,950)	(9,308,764)

Net capitalized interest	$7,169,558	$5,104,099	$10,659,798

(o)	Government subsidies

Government subsidy is recognized when it is earned. The Company received subsidies of $109,079,381, $97,598,972 and $73,600,743 in 2010, 2009 and 2008, respectively. The Company recorded $4,190,735, $11,617,950 and $9,308,764 as a reduction of interest expense, $32,830,375, $31,855,697 and $56,967,187 as a reduction of operating expenses and $26,685,296, $57,257,456 and $4,181,922 as a reduction of the cost of fixed assets or construction in progress in 2010,2009 and 2008, respectively. The Company recorded $16,493,049, $nil and $nil as other operating income in 2010, 2009 and 2008, respectively, as such amounts were unrestricted as to use and given the Company’s historical and expected future receipt of further subsidies. The Company records amounts received in advance of conditions being met in order to earn the subsidy as deferred liabilities.

(p)	Research and development costs

Research and development costs are expensed as incurred and reported net of related government subsidies.

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(q)	Start-up costs

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

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(t)	Comprehensive income (loss)

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

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a through analysis of the assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(u)	Fair value (continued)
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

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables and receivables for sale of equipments. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2010. The Company’s other financial instruments that are not recorded at fair value are not significant.

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

Notes to the Consolidated Financial Statements (continued)
2.	Summary of Significant Accounting Policies (continued)
(x)	Recently issued accounting standards

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition — Milestone Method (Topic 605)”. This guidance is to provide on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as successful completion of phases in a study or achieving a specific result from the research or development efforts. Specifically, this guidance amends the affect vendors that provide research or development deliverables in an arrangement in which one or more payments are contingent upon achieving uncertain future events or circumstances. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive should based on: (1) be commensurate with either of the following: (a) the vendor’s performance to achieve milestone, (b) the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (2) relate solely to past performance; or (3) be reasonable relative to all deliverables and payment terms in the arrangement. In addition, a vendor that is affected by the amendments required to provide all of the following: (1) a description of the overall arrangement; (2) a description of each milestone and related contingent consideration; (3) a determination of whether each milestone is considered substantive; (4) the factors that the entity considered in determining whether the milestone or milestones are substantive; or (5) the amount of consideration recognized during the period for the milestone or milestones. This guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of ASU 2010-17 will not have a material impact on the Company’s consolidated financial position or result of operations.

(y)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income (loss) periods as their effects would be anti-dilutive.

Notes to the Consolidated Financial Statements (continued)
3.	Fair Value

Assets/Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)

Assets:
Forward foreign exchange contracts	$—	$694,795	$—	$2,204,383
Cross-currency interest rate swap contracts	—	—	—	291,694

Derivative assets measured at fair value	$—	$694,795	$—	$2,496,077

Liabilities:
Forward foreign exchange contracts	$—	$(479,735)	$—	$(4,169,805)
Interest rate swap contracts	—	(1,380,454)	—	(957,678)
Cross-currency interest rate swap contracts	—	(1,292,475)	—	(949,068)

Derivative liabilities measured at fair value	$—	$(3,152,664)	$—	$(6,076,551)

Notes to the Consolidated Financial Statements (continued)
3.	Fair Value (continued)
Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)

Assets:
Forward foreign exchange contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest swap contracts	—	503,551	—	1,086,822

Derivative assets measured at fair value	$—	$557,993	$—	$5,152,101

Liabilities:
Forward foreign exchange contracts	$—	$483,421	$—	$(3,835,234)
Interest rate swap contracts	—	529,712	—	(127,336)
Cross-currency interest rate swap contracts	—	388,913	—	(519,099)
Commitment to issue shares and warrants relating to litigation settlement		120,237,773		(30,100,793)

Derivative liabilities measured at fair value	$—	$121,639,819	$—	$(34,582,462)

Notes to the Consolidated Financial Statements (continued)
3.	Fair Value (continued)
Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)

Assets:
Forward foreign exchange contracts	$—	$665,584	$—	$4,350,382
Cross-currency interest rate swap contracts	—	873,040	—	2,324,228

Derivative assets measured at fair value	$—	$1,538,624	$—	$6,674,610

Liabilities:
Forward foreign exchange contracts	$—	$4,175,889	$—	$(10,809,932)
Cross-currency interest rate swap contracts	—	1,233,129	—	(1,670,195)

Derivative liabilities measured at fair value	$—	$5,409,018	$—	$(12,480,127)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles.
Assets Measured at Fair Value on a Nonrecurring Basis
Fair value of long-lived assets held and used was determined by discounted cash flow technique, which includes the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Estimates of future cash flows used to test the recoverability of a long-lived asset incorporated the Company’s own assumptions about its use of the asset and considered all available evidence. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants.
The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2010.

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total Losses

Long-lived assets held and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets held for sale	—	—	8,184,462	(22,718,729)

	$—	$—	$36,609,311	$(27,988,010)

Notes to the Consolidated Financial Statements (continued)
3.	Fair Value (continued)
Assets Measured at Fair Value on a Nonrecurring Basis (continued)
In 2009, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million. In addition, long- lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million. All such amounts were included in impairment loss of long-lived assets in the consolidated statements of operations for the year ended December 31, 2009.

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total Losses

Long-lived assets held and used	$—	$—	$916,958,304	$(105,774,000)

	$—	$—	$916,958,304	$(105,774,000)

In 2008, long-lived assets held and used with a carrying amount of approximately $1.0 billion were written down to their fair value of approximately $917.0 million, resulting in an impairment charge of $105.8 million, which was included in impairment loss of long-lived assets in the consolidated statements of operations for the year ended December 31, 2008.
4.	Short-term Investments
As of December 31, 2010, 2009 and 2008, the Company has the following short-term investments, respectively:

	Debt instruments maturing in one year
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value

December 31, 2010	$2,453,235	$716	$—	$2,453,951

December 31, 2009	$—	$—	$—	$—

December 31, 2008	$19,928,289	$—	$—	$19,928,289

Notes to the Consolidated Financial Statements (continued)
5.	Restricted Cash
As of December 31, 2010, restricted cash consisted of $128,818,265 of bank time deposits pledged against letters of credit and short-term borrowings, and $32,531,992 government subsidies for the reimbursement of research and development expenses to be incurred in certain government sponsored projects. As of December 31, 2009 and 2008, the Company held $20,360,185 and $6,254,813 of bank time deposits pledged against letters of credit and short-term borrowings, respectively.
6.	Derivative Financial Instruments
The Company has the following notional amount of derivative instruments:

	December 31
	2010	2009	2008

Forward foreign exchange contracts	$92,859,692	9,028,995	$220,687,295
Interest rate swap contracts	76,000,000	54,000,000	—
Cross-currency interest rate swap contracts	11,279,915	24,699,730	36,731,630

	$180,139,607	$87,728,725	$257,418,925

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2010, 2009 and 2008, the change in fair value of forward contracts was presented in foreign currency exchange gain in the consolidated statements of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents

As of December 31, 2010
Euro	7,682,707	$10,174,977
Renminbi	546,297,909	82,684,715

		$92,859,692

As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	(83,496,523)	(12,236,254)

		$9,028,995

As of December 31, 2008
Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004

		$220,687,295

Notes to the Consolidated Financial Statements (continued)
6.	Derivative Financial Instruments (continued)
In 2010, 2009 and 2008, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar. In 2010, 2009 and 2008, gains or losses on the interest rate swap contracts were recognized as interest expense in the consolidated statements of operations. As of December 31, 2010, 2009 and 2008, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents

As of December 31, 2010
Euro	8,517,000	$11,279,915

As of December 31, 2009
Euro	17,219,555	$24,699,730

As of December 31, 2008
Euro	25,922,110	$36,731,630

In 2010 and 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The fair values of each derivative instrument is follows:

	December 31
	2010	2009	2008

Forward foreign exchange contracts	$215,060	$(428,979)	$(3,510,305)
Interest rate swap contracts	(1,380,454)	(529,712)	—
Cross-currency interest rate swap contracts	(1,292,475)	114,638	(360,089)

	$(2,457,869)	$(844,053)	$(3,870,394)

As of December 31, 2010, 2009 and 2008, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities.

Notes to the Consolidated Financial Statements (continued)
7.	Accounts Receivable, Net of Allowances
The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.
An aging analysis of accounts receivable, net of allowances for doubtful accounts, is as follows:

	2010	2009	2008

Current	$174,378,643	$160,802,634	$108,109,977
Overdue:
Within 30 days	25,395,378	30,882,525	18,211,498
Between 31 to 60 days	3,033,340	1,641,710	6,073,500
Over 60 days	3,815,480	10,963,676	66,976,719

	$206,622,841	$204,290,545	$199,371,694

8.	Inventories

	2010	2009	2008

Raw materials	$79,037,913	$57,279,287	$76,299,347
Work in progress	86,234,857	102,538,543	53,674,794
Finished goods	48,131,729	33,887,365	41,662,727

	$213,404,499	$193,705,195	$171,636,868

In 2010, 2009 and 2008, inventory write downs of $19,893,861, $26,296,168, and $40,818,979 respectively, were recorded in cost of sales to reflect the lower of cost or market adjustments.
9.	Assets Held for Sale
In 2009, the Company committed to a plan to complete its exit from the DRAM business and to sell certain fixed assets having a carrying value of $30,903,192, at the time of the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expects to sell them within the following twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants. The impairment of $22,718,730 was recorded as a component of impairment loss in the consolidated statements of operation.
In 2010, the Company sold a portion of such assets for $7,611,775, resulting in a gain of $1,455,721. As of December 31, 2010, the Company concluded that the remaining assets of $4,756,260 would not been sold within the following 12 months and, accordingly, reclassified such assets to assets held and used.

Notes to the Consolidated Financial Statements (continued)
10.	Plant and Equipment, Net

	2010	2009	2008

Buildings	$311,717,261	$293,225,129	$292,572,075
Facility machinery and equipment	565,829,867	552,373,720	534,251,063
Manufacturing machinery and equipment	5,584,906,496	5,398,887,677	5,367,843,256
Furniture and office equipment	78,075,574	74,206,691	76,210,542
Transportation equipment	2,109,425	1,890,082	1,768,949

	6,542,638,623	6,320,583,299	6,277,645,885
Less: accumulated depreciation	(4,902,754,755)	(4,299,836,387)	(3,657,309,884)

	1,639,883,868	2,020,746,912	2,615,336,001
Construction in progress	711,978,919	230,867,305	348,049,839

	$2,351,862,787	$2,251,614,217	$2,963,385,840

The Company recorded depreciation expense of $584,241,805, $746,684,986 and $760,881,076 for the years ended December 31, 2010, 2009 and 2008, respectively.
11.	Impairment of plant and equipment
In 2010, the Company recorded an impairment loss of $8,442,050 associated with the disposal of fixed assets with outdated technologies.
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
In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately five years.
12.	Acquired Intangible Assets, Net

	2010	2009	2008

Technology, Licenses and Patents Cost:	$236,690,448	$346,792,269	$323,457,444
Accumulated Amortization and Impairment	(62,869,597)	(164,098,164)	(123,398,338)

Acquired intangible assets, net	$173,820,851	$182,694,105	$200,059,106

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $18,294,616, $23,334,825 and $1,022,081 in 2010, 2009 and 2008, respectively.

Notes to the Consolidated Financial Statements (continued)
12.	Acquired Intangible Assets, Net (continued)
The Company recorded amortization expense of $27,167,870, $35,064,589 and $32,191,440 in 2010, 2009 and 2008 respectively. The Company expected to record amortization expenses related to the acquired intangible assets as follows:

Year	Amount

2011	$31,155,230
2012	$26,722,052
2013	$25,666,381
2014	$23,786,151
2015	$21,813,780
In 2010, 2009 and 2008, the Company recorded impairment losses of $nil, $5,630,236 and $966,667, respectively, for licenses related DRAM products that are no longer in use.
13.	Equity Investment

	December 31, 2010
	Carrying	% of
	Amount	Ownership

Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$7,665,455	30.0
Cost method investments (unlisted)	$2,178,103	Less than 20.0

	$9,843,558

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2010, the Company has concluded that no impairment exists related to its equity investments. The fair value of the Company’s cost-method investments were not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.
14.	Accounts Payable
An aging analysis of the accounts payable is as follows:

	2010	2009	2008

Current	$429,831,103	$174,834,213	$126,149,360
Overdue:
Within 30 days	42,087,271	25,335,474	26,524,678
Between 31 to 60 days	8,540,898	8,269,941	9,510,883
Over 60 days	35,118,013	20,443,176	23,733,618

	$515,577,285	$228,882,804	$185,918,539

Notes to the Consolidated Financial Statements (continued)
15.	Promissory Note
In 2009, the Company reached a new settlement with TSMC as detailed in Note 27. Under this agreement, the remaining promissory note of $40,000,000 under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009) and was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC $80,000,000 in 2010 and $45,000,000 in 2009, of which $15,000,000 was associated with the 2005 Settlement Agreement. The outstanding promissory notes are as follows:

	December 31, 2010
		Discounted
Maturity	Face Value	value

2011	$30,000,000	$29,374,461
2012	30,000,000	28,559,710
2013	30,000,000	27,767,558

Total	90,000,000	85,701,729

Less: Current portion of promissory notes	30,000,000	29,374,461

Non-current portion of promissory notes	$60,000,000	$56,327,268

In 2010, 2009 and 2008, the Company recorded interest expense of $3,768,799, $2,070,569 and $2,532,795, respectively, relating to the amortization of the discount.
16.	Indebtedness
Short-term and long-term debts are as follows:

	2010	2009	2008

Short-term borrowings from commercial banks (a)	$372,055,279	$286,864,063	$201,257,773

Long-term debt by contracts (b):
Shanghai USD syndicate loan	$—	$127,840,000	$266,050,000
Shanghai USD & RMB loan	110,270,925	99,309,612	—
Beijing USD syndicate loan	290,062,000	300,060,000	300,060,000
EUR loan	25,422,023	50,227,567	72,037,070
Tianjin USD syndicate loan	86,300,000	179,000,000	259,000,000

	$512,054,948	$756,437,179	$897,147,070

Long-term debt by repayment schedule:
Within one year	$333,458,940	$205,784,080	$360,628,789
More than one year, but not exceeding two years	178,596,008	334,995,270	305,568,789
More than two years, but not exceeding five years	—	215,657,829	230,949,492
Total	$512,054,948	756,437,179	$897,147,070

Less: current maturities of long-term debt	333,458,941	205,784,080	360,628,789

Non-current maturities of long-term debt	$178,596,008	$550,653,099	$536,518,281

Notes to the Consolidated Financial Statements (continued)
16.	Indebtedness (continued)
(a)	Short-term borrowings from commercial banks

As of December 31, 2010, the Company had 20 short-term credit agreements that provided total credit facilities of up to $583 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down $372 million under these credit agreements and $211 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $13 million, which is secured by term deposits. The interest expense incurred in 2010 was $12,037,913 of which $3,182,351 was capitalized as additions to assets under construction. The interest rate was calculated as LIBOR+0.9% to 4.50%, which ranged from 1.11% to 5.84% in 2010.

As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down $287 million under these credit agreements and $50 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $20 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate was calculated as LIBOR+1.5% to 2.75%, which ranged from 1.11% to 8.75% in 2009.

As of December 31, 2008, the Company had 10 short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate is available and determined as LIBOR+0.5% to 1.75%, which ranged from 1.18% to 8.75% in 2008.

(b)	Long-term debt

Shanghai USD syndicate loan

In June 2006, SMIS entered into the Shanghai USD syndicate loan with an aggregate principal amount of $600,000,000 with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR+1.00%. In August 2010, the facility was fully repaid.

Shanghai USD & RMB loan

In June 2009, SMIS entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,012) with The Export-Import Bank of China. The principal amount is repayable at June 30, 2011.

The facility is secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two- year bank facility will be used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche are variable at LIBOR+2.00% and fixed at 4.86%, respectively.

The total outstanding balance of the facilities is collateralized by equipment with an original cost of $366 million as of December 31, 2010.

Notes to the Consolidated Financial Statements (continued)
16.	Indebtedness (continued)
(b)	Long-term debt (continued)
Beijing USD syndicate loan

In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment, calculated as LIBOR+1.60% and LIBOR+2.20%, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by its plant and equipment with an original cost of $1,314 million as of December 31, 2010.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants as of December 31, 2010.

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

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $115 million for SMIS as of December 31, 2010.

Tianjin USD syndicate loan

In May 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and interest rate is variable and determined at LIBOR+1.25%.

The total outstanding balance of the facility is collateralized by its plant and equipment with an original cost of $627 million as of December 31, 2010.

Notes to the Consolidated Financial Statements (continued)
16.	Indebtedness (continued)
(b)	Long-term debt (continued)
Tianjin USD syndicate loan (continued)
The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants as of December 31, 2010.

Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai	Beijing USD		Tianjin USD
	Syndicate	USD & RMB	Syndicate		Syndicate
	Loan	Loan	Loan	EUR Loan	Loan

Balance at January 1, 2008	$393,910,000	—	$500,020,000	$51,057,531	$12,000,000
Drawn down	—	—	—	$38,929,954	$247,000,000
Repayment	$127,860,000	—	$199,960,000	$17,950,415	—

Balance at December 31, 2008	$266,050,000	—	$300,060,000	$72,037,070	$259,000,000
Drawn down	—	$99,309,612	—	—	—
Repayment	$138,210,000	—	—	$21,809,503	$80,000,000

Balance at December 31, 2009	$127,840,000	$99,309,612	$300,060,000	$50,227,567	$179,000,000
Drawn down	—	$10,961,313	—	—	—
Repayment	$127,840,000	—	$9,998,000	$24,805,544	$92,700,000

Balance at December 31, 2010	—	$110,270,925	$290,062,000	$25,422,023	$86,300,000

17.	Long-term Payables Relating to License Agreements
The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. The remaining payments under the agreements as of December 31, 2010 are $5,200,000 having a discounted value of $5,015,672 which will be mature in 2011.

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates 4.94%.

The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities.

In 2010, 2009 and 2008, the Company recorded interest expense of $269,390, $1,773,755 and $4,382,772, respectively, relating to the amortization of the discount.

Notes to the Consolidated Financial Statements (continued)
18.	Income Taxes

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”), which became effective January 1, 2008. Under the New EIT Law, domestically- owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may to be enjoyed until the end of the holiday. FEIT Law tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.

According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.

On February 22, 2008, the PRC government promulgated Caishui Circular [2008] No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Circular No.1”). Pursuant to Circular No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

On February 9, 2011, the State Council of China issued Guo Fa [2011] No.4, the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries(“Circular No.4”), to provide various incentives from tax, investment and financing, and R&D perspectives for the software and integrated circuit industries. In particular, Circular No.4 reinstates certain EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

Notes to the Consolidated Financial Statements (continued)
18.	Income Taxes (continued)
The detailed tax status of SMIC’s PRC entities is elaborated as follows:
1)	SMIS

Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15%. According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (five year full exemption followed by five year half reduction) for FEIT rate starting from the first profit- making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when the SMIS utilized all accumulated tax losses.

In accordance with Guofa [2007] No. 39, SMIS was eligible to continue enjoying 11% income tax rate in 2010 and 12%, 12.5% and 12.5% in the tax holiday through its expiry in 2013.

2)	SMIB and SMIT

In accordance with the Circular 18, Circular No.1 and Circular No.4, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2010 and the tax holiday has not begun to take effect.

3)	SMICD

Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (two year full exemption followed by three year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as at December 31, 2008 at the statutory rate of 25%. The applicable income tax rate for 2010, 2011, and 2012 is 12.5%, and thereafter is 25% respectively.

In 2010, the Company recorded withholding income tax expense of $1,836,851 for license income generated from its PRC subsidiaries.

The Company’s other subsidiaries are subject to respective local country’s income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Japan subsidiary	$—	$—	$405,000
US subsidiary	210,000	252,000	223,812
European subsidiary	152,105	141,431	128,010
In 2010, 2009 and 2008, the Company had minimal taxable income in Hong Kong.

Notes to the Consolidated Financial Statements (continued)
18.	Income Taxes (continued)
The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2010	2009	2008

PRC
Current	$4,916,947	$40,949	$15,106
Adjustments on deferred tax assets and liabilities for enacted changes in tax rate	—	(32,403,299)	20,542,716
Deferred	(10,097,549)	(23,818,794)	(9,506,907)
Other jurisdiction, current	362,105	9,556,902	15,382,078

Income tax (benefit) expense	$(4,818,497)	$(46,624,242)	$26,432,993

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31
	2010	2009	2008

PRC	$55,542,596	$(793,668,370)	$(291,664,135)
Other jurisdictions	(46,635,277)	(213,651,272)	(113,838,901)

	$8,907,319	$(1,007,319,642)	$(405,503,036)

Deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)

Total deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)

Notes to the Consolidated Financial Statements (continued)
18.	Income Taxes (continued)
Details of deferred tax assets and liabilities are as follows:

	2010	2009	2008

Deferred tax assets:
Allowances and reserves	$3,102,688	$13,019,352	$4,732,017
Start-up costs	23,309,859	159,707	929,991
Net operating loss carry forwards	185,443,770	109,384,792	55,476,943
Unrealized exchange loss	—	6,006	33,228
Depreciation and impairment of fixed assets	62,068,769	79,104,144	59,224,163
Subsidy on long lived assets	148,473	479,818	479,817
Accrued expenses	2,382,856	1,936,337	603,274

Total deferred tax assets	276,456,415	204,090,156	121,479,433
Valuation allowance	(163,767,922)	(101,558,305)	(75,792,963)

Net deferred tax assets	$112,688,493	$102,531,851	$45,686,470
Current portion of deferred tax assets	$3,638,427	$8,173,236	—
Non-current portion of deferred tax assets	109,050,066	94,358,635	45,686,470

Net deferred tax assets	$112,688,493	$102,531,851	$45,686,470
Deferred tax liability:
Capitalized interest	(1,049,162)	(1,035,164)	(411,877)
Unrealized exchange gain	(45,094)	—	—
Total deferred tax liabilities	(1,094,256)	(1,035,164)	(411,877)

Non-current portion of deferred tax liabilities	(1,094,256)	(1,035,164)	(411,877)
Total deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)

The Company has no material uncertain tax positions as of December 31, 2010 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2010, the Company’s PRC subsidiaries had net operating loss carry forward of $1,202.5 million, of which $70.6 million, $265.6 million, $322.1 million, $458.0 million and $86.2 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in year 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2010, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Notes to the Consolidated Financial Statements (continued)
18.	Income Taxes (continued)
Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and noncontrolling interest as follows:

	2010	2009	2008

Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses not deductible for tax purpose	46.4%	(2.2%)	(1.8%)
Effect of tax holiday and tax concession	33.8%	(0.8%)	0.0%
Expense (credit) to be recognized in future periods	35.6%	(6.3%)	8.2%
Changes in valuation allowances	30.0%	(0.7%)	(15.6%)
Effect of different tax rate of subsidiaries operating in other jurisdictions	89.6%	(3.6%)	(7.2%)
Utilization of net operating loss carry forwards	(304.5%)	—	—
Changes of tax rate	—	3.2%	(5.1%)

Effective tax rate	(54.1%)	4.6%	(6.5%)

The aggregate amount and per share effect of the tax holiday are as follows:

	2010	2009	2008

The aggregate dollar effect	$3,009,966	$7,979,279	$10,572
Per share effect — basic and diluted	$0.00	$0.00	$0.00

Notes to the Consolidated Financial Statements (continued)
19.	Noncontrolling Interest

In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased one million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed eight million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2010, 30 million preferred shares are outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of operations.

The carrying value of the various noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of the net income or loss and dividend.

Reconciliation of the Noncontrolling Interest

Balance at January 1, 2008	$34,944,408
Accretion of interest	7,850,880

Balance at December 31, 2008	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663

Balance at December 31, 2009	$34,841,507
Additional of Noncontrolling Interest	3,252,412
Loss attributed to noncontrolling interest	(139,751)
Accretion of interest	1,050,000

Balance at December 31, 2010	$39,004,168

Notes to the Consolidated Financial Statements (continued)
20.	Share-based Compensation

The Company’s total share-based compensation expense for the years ended December 31, 2010, 2009 and 2008 was $8,794,633, $10,145,101, and $11,617,572, respectively.

Stock options

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2010, options to purchase 1,096,603,670 ordinary shares were outstanding, and options to purchase 204,962,557 ordinary shares were available for future grants.

As of December 31, 2010, the Company also has options to purchase 221,075,856 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after the IPO.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining	Aggregated
	Number of	average	Contractual	Intrinsic
	options	exercise price	Term	Value

Options outstanding at January 1, 2010	1,410,142,830	$0.10
Granted	604,275,518	$0.09
Exercised	(58,106,806)	$0.04
Cancelled	(638,632,016)	$0.09

Options outstanding at December 31, 2010	1,317,679,526	$0.11	6.72 years	$10,406,295

Vested or expected to vest at December 31, 2010	1,233,390,872	$0.11	6.23 years	$9,059,290

Exercisable at December 31, 2010	492,642,959	$0.13	4.27 years	$3,839,239

The total intrinsic value of options exercised in the year ended December 31, 2010, 2009 and 2008 was $2,572,660, $167,625 and $1,434,758, respectively.
The weighted-average grant-date fair value of options granted during the year 2010, 2009 and 2008 was $0.04, $0.02 and $0.05, respectively.
When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

Notes to the Consolidated Financial Statements (continued)
20.	Share-based Compensation (continued)
The fair value of each option granted are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2010	2009	2008

Average risk-free rate of return	1.28%	1.18%	2.13%
Expected term	1–4 years	2–4 years	1–4 years
Volatility rate	60.83%	55.95%	46.82%
Expected dividend yield	—	—	—
Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (which was subsequently amended and restated on June 3, 2010.) (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the amended and restated 2004 EIP, the Company was authorized to issue up 1,015,931,725 ordinary shares, being the increased plan limit approved by its shareholders at the 2010 AGM, which is equivalent to 2.5% of its issued and outstanding ordinary shares as of March 31, 2010. As of December 31, 2010, 144,382,562 restricted share units were outstanding and 228,778,913 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.
A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	Average Fair	Contractual	Aggregated
	Share Units	Value	Term	Fair Value

Outstanding at January 1, 2010	53,625,777	$0.11
Granted	207,315,992	$0.10
Exercised	(82,247,855)	$0.10
Cancelled	(34,311,352)	$0.10

Outstanding at December 31, 2010	144,382,562	$0.10	8.91 years	$14,321,561

Vested or expected to vest at December 31, 2010	124,028,443	$0.10	8.87 years	$12,041,247

Notes to the Consolidated Financial Statements (continued)
20.	Share-based Compensation (continued)
Pursuant to the 2004 EIP, the Company granted 207,315,992, 787,797 and 41,907,100 RSUs in 2010, 2009, and 2008, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $20,169,232, $32,213 and $3,313,114 in 2010, 2009, and 2008, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,493,661, $3,370,893, and $5,644,789 in 2010, 2009, and 2008, respectively.
Unrecognized compensation cost related to non-vested share-based compensation.
As of December 31, 2010, there was $16,025,676 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.50 years.
21.	Reconciliation of Basic and Diluted Earnings (loss) per Share
The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	2010	2009	2008

Income (loss) attributable to Semiconductor Manufacturing International Corporation ordinary shares holders	$13,100,397	$(963,537,205)	$(440,231,120)
Basic:
Weighted average ordinary shares outstanding	24,258,437,559	22,359,237,084	18,682,585,932
Less: Weighted average ordinary shares outstanding subject to repurchase	—	—	(41,066)

Weighted average shares used in computing basic earnings (loss) per share	24,258,437,559	22,359,237,084	18,682,544,866

Basic earnings (loss) per share	$0.00	$(0.04)	$(0.02)

Diluted:
Weighted average ordinary shares outstanding	24,258,437,559	22,359,237,084	18,682,585,932
Dilutive effect of stock options and restricted share units	280,572,761	—	—
Dilutive effect of contingently issuable shares	877,587,085	—	—

Weighted average shares used in computing diluted earnings (loss) per share	25,416,597,405	22,359,237,084	18,682,544,866

Diluted earnings (loss) per share	$0.00	$(0.04)	$(0.02)

Notes to the Consolidated Financial Statements (continued)
21.	Reconciliation of Basic and Diluted Earnings (loss) per Share (continued)
As of December 31, 2010, the Company has 1,747,346,656 ordinary share equivalents outstanding which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares. In 2009 and 2008, the Company had 113,454,250 and 189,478,507, respectively, ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.
The following table sets forth the securities comprising of these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2010	2009	2008

Outstanding options to purchase ordinary shares	1,014,825,425	96,282,204	128,361,312
Outstanding unvested restricted share units	—	17,172,046	61,117,195
Warrant shares	759,521,231	—	—

	1,774,346,656	113,454,250	189,478,507

22.	Transactions with Managed Government-Owned Foundries
The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), a foundry owned by a municipal government. Prior to the termination of the management service in October 2010, management service revenues for 2010, 2009 and 2008 were $4,500,000, $6,000,000 and $12,000,000, respectively.
The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability and no revenue was recorded in 2010.
Furthermore, the Company recorded a $115.8 million bad debt provision in the second half of 2009, of which $93.5 million and $21.1 million were due to long outstanding overdue receivables relating primarily to the revenue for management services rendered and related equipment sold, respectively. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make cash payment of $47.2 million to the Company. The remaining balances were relinquished. The Company collected $28.5 million of payments from Cension during 2010 and recorded as a deduction of general and administrative expense in the consolidated statements of operations.

Notes to the Consolidated Financial Statements (continued)
23.	Commitments
(a)	Purchase commitments

As of December 31, 2010, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2011.

Facility construction	$82,989,853
Machinery and equipment	558,085,743

$641,075,596

(b)	Royalties

The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to ten years. The Company makes royalty payments based on a percentage of sales of products, which use the third parties’ technology or license. In 2010, 2009 and 2008, the Company incurred royalty expense of $29,498,094, $20,836,511 and $18,867,409, respectively, which was included in cost of sales.
24.	Segment and Geographic Information
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

	2010	2009	2008

Total sales:
United States	$851,914,130	$632,047,071	$767,966,660
Europe	39,178,321	20,806,685	92,572,683
Asia Pacific*	58,773,919	35,625,352	40,849,450
Taiwan	173,108,545	157,624,333	185,848,747
Japan	3,187,517	9,685,012	37,706,875
Mainland China	428,626,155	214,598,650	228,766,884

	$1,554,788,587	$1,070,387,103	$1,353,711,299

*	Not including Taiwan, Japan, Mainland China
Revenue is attributed to countries based on headquarter of operations.

Substantially all of the Company’s long-lived assets are located in the PRC.

Notes to the Consolidated Financial Statements (continued)
25.	Significant Customers
The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2010	2009	2008	2010	2009	2008

A	21%	22%	22%	27%	21%	23%
B	13%	14%	14%	*	*	*
C	10%	13%	13%	*	11%	*
D	*	*	*	*	*	16%
E	*	*	*	*	*	18%
F	*	*	*	*	10%	*

				Receivables from sale of
	Other current assets			Manufacturing equipment
	December 31,			December 31,
	2010	2009	2008	2010	2009	2008

D	*	*	50%	*	*	83%
E	*	*	*	*	*	17%

*	Less than 10%.
26.	Contingent Liability
In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and requested further information supporting the Counterparty’s claims. The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statement as of and during the year ended December 31, 2009.
In the end of 2010, the Counterparty has filed further claims under the cooperative manufacturing arrangement. The Company settled all of the disputes related to the equipment relocation claims and is continuing its investigations and negotiations with the Counterparty under the cooperative manufacturing arrangement. The contingent liability recorded as of December 31, 2010 represented the Company’s best estimate of the probable loss.
27.	Litigation
The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the previous settlement agreement with TSMC (“2005 Settlement Agreement”). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:
1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

Notes to the Consolidated Financial Statements (continued)
27.	Litigation (continued)
2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4)	Commitment to grant TSMC 1,789,493,218 shares of SMIC and a warrant exercisable within three years of issuance to subscribe for an additional 695,914,030 shares, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain, by means of exercise of the warrant, ownership of approximately 2.78% of SMIC’s issued share capital as at December 31, 2010 (assuming a full exercise of the warrant)), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the warrant were issued on July 5, 2010; and

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
The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and was accounted for as a derivative with all subsequent changes in fair value reflected in the consolidated statements of operations. The Company recorded a loss of $30.1 million and $29.8 million as the change in the fair value of commitment to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.
28.	Retirement Benefit
The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% to 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $12,845,223, $12,532,810 and $11,039,680 for the years ended December 31, 2010, 2009 and 2008, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

Notes to the Consolidated Financial Statements (continued)
29.	Distribution of Profits
As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of their registered capital. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The staff welfare and bonus reserve is determined by the Board of Directors and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2010, 2009 and 2008, the Company did not make any appropriation to non-distributable reserves.
In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of $3,328 million at December 31, 2010 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2010, approximately $3,354 million is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.
In 2010, 2009 and 2008, the Company has not declared or paid any cash dividends on the ordinary shares.
30.	Subsequent Events
On March 1, 2011, the Company deconsolidated AT as its majority ownership interest was reduced to 10%. As a result, all previously issued preferred securities issued by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has controlling financial interest nor significant influence in AT. No cash or other consideration was received by the Company in conjunction with the disposition. As of December 31, 2010, AT had a net asset of approximately $24.5 million with a noncontrolling interest in the form of preferred securities of $36.0 million. The Company subsequently recorded a gain of $17.1 million on the deconsolidation of this subsidiary equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, which has not yet been determined, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities.
On April 19, the Company entered in to a definitive investment agreement with Chin Investment Corporation (“CIC”). Under the terms of the agreement, CIC will invest $250 million in SMIC, acquiring 360,589,053 convertible preferred shares at HK$5.39 per convertible preferred share. After the issuance and conversion of the new shares, CIC will own approximately 11.6% of SMIC’s outstanding share capital. The agreement also provides CIC with warrant for investing an additional $50 million in SMIC on the same terms, and entitles CIC to nominate one member of SMIC’s board of directors.

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In US dollars, except share data)

	December 31,
	2010	2009	2008
ASSETS
Current assets:
Cash and cash equivalent	110,180,720	33,384,536	164,107,042
Restricted cash	7,500,000	12,502,008	—
Short-term investments	2,453,951	—	—
Accounts receivable, net	440,471	291,073	260,331
Amount due from subsidiaries	233,334,694	367,524,590	203,326,525
Prepaid expense and other current assets	1,291,686	2,528,056	30,767,721

Total current assets	355,201,522	416,230,263	398,461,619
Plant and equipment, net	6,638,222	8,164,963	5,210,772
Acquired intangible assets, net	139,510,804	160,939,520	187,061,939
Deferred cost, net	—	—	47,091,516
Investment in subsidiaries	2,099,436,556	1,826,666,595	2,553,682,338
Investment in equity affiliate	7,665,454	7,670,044	9,452,186

TOTAL ASSETS	2,608,452,558	2,419,671,385	3,200,960,370

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	8,215,543	4,838,515	20,231,796
Accrued expenses and other current liabilities	27,314,886	72,893,883	81,367,429
Amount due to subsidiaries	187,698,654	77,516,511	61,512,045
Short-term borrowings	109,470,000	146,418,700	181,257,773
Current portion of promissory note	29,374,461	78,608,288	29,242,001
Current portion of long-term payables relating to license agreement	9,000,000	18,622,691	44,711,003
Commitment to issue shares and warrants Relating to litigation settlement	—	120,237,773	—
Income tax payable	1,868,371	—	474,983

Total current liabilities	372,941,915	519,136,361	418,797,030
Long-term liabilities:
Promissory notes	56,327,268	83,324,641	23,589,958
Long-term payables relating to license agreements	—	—	9,208,881
Other long term liabilities	9,646,000	20,970,000	—

Total long-term liabilities	65,973,268	104,294,641	32,798,839

Total liabilities	438,915,183	623,431,002	451,595,869

Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,334,063,747, 22,375,886,604, and 22,327,784,827 shares issued and outstanding at December 31, 2010, 2009 and 2008, respectively	10,933,707	8,950,355	8,931,114
Additional paid-in capital	3,858,642,524	3,499,723,153	3,489,382,267
Accumulated other comprehensive (loss) income	(1,092,291)	(386,163)	(439,123)
Accumulated deficit	(1,698,946,565)	(1,712,046,962)	(748,509,757)

Total equity	2,169,537,375	1,796,240,383	2,749,364,501

TOTAL LIABILITIES AND EQUITY	2,608,452,558	2,419,671,385	3,200,960,370

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In US dollars)

	Year ended December 31,
	2010	2009	2008
Revenue	14,508,954	20,943,735	208,459,285
Operating expenses:
General and administrative expenses	29,811,340	111,308,433	48,818,885
Amortization of deferred cost and acquired intangibles assets	21,428,716	32,965,281	51,728,389
Impairment loss of long-lived assets	—	5,630,237	966,667
Litigation settlement	—	55,182,838	—

Total operating expenses	51,240,056	205,086,789	101,513,941

Income (loss) from operations	(36,731,102)	(184,143,054)	106,945,344

Other income (expense):
Interest income	358,830	399,655	571,870
Interest expense	(4,714,813)	(7,314,896)	(11,637,266)
Change in the fair value of commitment to issue shares and warrants	(29,815,452)	(30,100,793)	—
Other income (expense), net	(5,493,222)	7,563,790	(3,889,327)

Total other expense, net	(39,664,657)	(29,452,244)	(14,954,723)

Net income (loss) before income tax	(76,395,759)	(213,595,298)	91,990,621

Income tax expense	(4,631,225)	(9,163,471)	(15,030,257)
Loss from equity investment	284,830	(1,782,142)	(444,211)
Profit (loss) from investment in subsidiaries	93,842,551	(738,996,294)	(516,747,273)

Net income (loss)	13,100,397	(963,537,205)	(440,231,120)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2010	2009	2008
Operating activities
Net income (loss)	13,100,397	(963,537,205)	(440,231,120)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss (profit) from investment in subsidiaries	(93,842,551)	738,996,294	516,747,273
Loss from equity investment	(284,830)	1,782,142	444,211
Depreciation and amortization	23,474,623	34,357,584	51,733,790
Impairment loss of long-lived assets	—	5,630,237	966,667
Share-based compensation	8,794,633	10,145,101	11,617,572
Non-cash interest expense on promissory note and long-term payable relating to license agreements	3,840,668	2,557,329	6,208,530
Litigation settlement (noncash portion)	—	9,211,849	—
Change in the fair value of commitment to issue shares and warrants	29,815,452	30,100,793	—
Allowance for doubtful accounts	630	30,911,015	—
Other non-cash expense	516,910	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(150,028)	(32,671)	10,710,359
Amount due from subsidiaries	134,189,896	(194,240,814)	(102,943,505)
Prepaid expense and other current assets	1,236,370	(2,669,420)	(18,489,522)
Accounts payable	6,636,844	(232,240)	1,482,771
Amount due to subsidiaries	110,182,143	16,004,466	(15,250,847)
Accrued expenses and other current liabilities	(40,072,877)	(11,978,670)	50,055,886
Other long term liabilities	(11,324,000)	20,970,000	—
Liability T settlement	—	212,167,381	—
Income tax payable	1,868,371	(474,983)	(675,000)
Dividend received from a subsidiary	—	—	47,000,000
Net cash provided by operating activities	187,982,651	(60,331,813)	119,377,065
Investing activities:
Purchase of plant and equipment	(3,778,983)	(19,507,536)	(145,071,160)
Proceeds from sell of plant and equipment and other Asset	—	64,899,316	81,720,082
Purchases of acquired intangible assets	(14,716,700)	(41,728,828)	(75,639,710)
Purchase of short-term investments	(2,453,951)	—	—
Investment in subsidiaries	(179,000,125)	(11,980,551)	(122,038,065)
Change in restricted cash	5,002,008	(12,502,008)	—
Net cash used in investing activities	(194,947,751)	(20,819,606)	(261,028,853)
Financing activities:
Proceeds from short-term borrowing	104,270,000	80,464,986	418,357,773
Repayment of short-term debt	(141,218,700)	(115,304,059)	(257,100,000)
Repayment of promissory notes	(80,000,000)	(15,000,000)	(30,000,000)
Proceeds from exercise of employee stock options	2,217,678	215,026	796,269
Proceeds from issuance of ordinary shares	199,122,212	—	168,100,000
Net cash provided by (used in) financing activities	84,391,190	(49,624,047)	300,154,042
Effect of exchange rate changes	(629,906)	52,960	(437,242)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	76,796,184	(130,722,506)	158,065,012
CASH AND CASH EQUIVALENTS, beginning of period	33,384,536	164,107,042	6,042,030
CASH AND CASH EQUIVALENTS, end of period	110,180,720	33,384,536	164,107,042
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCIAL ACTIVITIES
Inception of accounts payable for plant and equipment	(328,168)	(1,587,984)	(20,231,796)
Inception of long-term payable for acquired intangible assets	—	—	(9,208,881)

Organization and Principal Activities
As of December 31, 2010, the Company operates primarily through the following subsidiaries:

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity

Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation#	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)*	PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation (“AT”) (Note 1)	Cayman Islands July 26, 2004	66.3%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)* (Note 1)	PRC December 28, 2004	66.3%	Manufacturing and trading of semiconductor products

SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

SMIC Development (Chengdu) Corporation*#	PRC December 29, 2005	100%	Construction, operation, and management of SMICD’s living quarter, schools, and supermarket

Organization and Principal Activities

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity

Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding

Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands April 26, 2007	100%	Investment holding

Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding

SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding

Semiconductor Manufacturing International (Shenzhen) Corporation*	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products

Siltech Manufacturing (Shanghai) Corporation Limited*	PRC March 3, 2009	97.7%	Manufacturing and trading of semiconductor products

Note 1:	Please refer to Note 30 (Subsequent Events) to the consolidated financial statements for details regarding the sequent changes of the company’s shareholding.

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”) excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.

#	Abbreviation for identification purposes
In addition to the above, the Company has a number of wholly owned subsidiaries in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.

Annex A
GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

Cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

CIS	CMOS Image Sensor. CIS can be used in applications such as still and video cameras and embedded cameras in mobile telephones. It is a fast growing imaging sensor technology. The fabrication of CIS is fully compatible with the mainstream CMOS process, which enables system-on-chip capability, low power consumption and low cost of fabrication.

Clean room	Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

Dielectric material	A type of non-conducting material used for isolation purposes between conductors, such as metals.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

FCRAM™	Fast Cycle Random Access Memory. A proprietary form of RAM developed by Fujitsu Limited.

Fill factor	The percentage of LCOS metal surface area used for light reflection as compared to the total surface area. The higher the fill factor, the more light will be reflected from a given surface area.

Flash memory	A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

IDM	Integrated Device Manufacturer.

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminum, doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

I/O	Inputs/Outputs.

LCOS	Liquid Crystal On Silicon. A type of micro-display technology.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Low leakage	Characteristic of a transistor that has a low amount of current leakage. Low leakage allows for power- saving. Low leakage semiconductors are primarily used in applications such as cellular telephones, calculators and automotive applications.

Mask	A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

Mask ROM	A type of non-volatile memory that is programmed during fabrication (mask-defined) and the data can be read but not erased.

Memory	A device that can store information for later retrieval.

Micro-display	A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60-inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MOS	Metal Oxide Semiconductor. A type of semiconductor device fabricated with a conducting layer and a semiconducting layer separated by an insulating layer.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmable memory used for program and data storage, usually used in applications that require only a one-time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Redistribution Layer Manufacturing	The manufacturing process of fabricating additional dielectric and copper interconnect layers to redistribute the pads to new locations on a finished wafer.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

Solder bumping	The fabrication processes of forming solder bump termination electrodes, which are elevated metal structures, or lead free bump termination electrodes.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Stepper	A machine used in the photolithography process in making wafers. With a stepper, a small portion of the wafer is aligned with the mask upon which the circuitry design is laid out and is then exposed to strong light. The machine then “steps” to the next area, repeating the process until the entire wafer has been done. Exposing only a small area of a wafer at a time allows the light to be focused more strongly, which gives better resolution of the circuitry design.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

EXHIBIT INDEX

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008 (1)

Exhibit 4.1	Settlement Agreement dated January 31, 2005 by and between Semiconductor Manufacturing International Corporation and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Patent License Agreement (2)

Exhibit 4.2	English language summary of Chinese language Syndicate Loan Agreement dated May 26, 2005, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank, China Construction Bank, Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China Mingsheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank (2)

Exhibit 4.3	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.4	Form of Service Contract between the Company and each of its executive officers(3)

Exhibit 4.5	Form of Service Contract between the Company and each of its directors(3)

Exhibit 4.6	English language summary of Chinese language Syndicate Loan Agreement dated May 31, 2006, between Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Construction Bank, China Minsheng Bank, China Development Bank, Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China Bo Hai Bank, Bank of Communications and Bangkok Bank (4)

Exhibit 4.7	English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank (4)

Exhibit 4.8	Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(5)

Exhibit 4.9	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (6)

Exhibit 4.10	Settlement Agreement dated November 9, 2009 by and between the Company and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Share and Warrant Agreements(7)

Exhibit 4.11	Placing Agreement dated July 8, 2010 by and between the Company as the Issuer and J.P. Morgan (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as placing agents.

Exhibit 4.12	Subscription Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. dated August 16, 2010

Exhibit 4.13	Subscription Agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation dated April 18, 2011

Exhibit 4.14	Further Subscription Agreement with Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., dated May 5, 2011

Exhibit 4.15	English language translation of Chinese language Joint Venture Agreement and Joint Venture Memorandum dated May 12, 2011, between Semiconductor Manufacturing International Corporation and Hubei Science & Technology Investment Group Co., Ltd.

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 99.1	Consent of Deloitte Touche Tohmatsu

Exhibit 101.INS	XBRL Instance Document

Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008, filed June 22, 2009.

(4)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

(5)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(6)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(7)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2009, filed June 29, 2010.