Form 20-F
period 2011-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2012-04-27
CIK 1267482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

As of December 31, 2011, there were 27,487,676,065 ordinary shares, par value US$0.0004 per share, outstanding, of which 1,940,075,200 ordinary shares were held in the form of 38,801,504 ADSs. Each ADS represents 50 ordinary shares.

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

EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-15.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

FORWARD-LOOKING STATEMENTS

     This annual report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current assumptions, expectations and projections about future events. We use words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify looking - statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others:

  risks associated with cyclicality and market conditions in the semiconductor industry;

  intense competition;

  timely wafer acceptance by our customers;

  timely introduction of new technologies;

  our ability to ramp new products into volume, supply and demand for semiconductor foundry services;

  our anticipated capital expenditures for 2012;

  our anticipated investments in research and development, anticipated changes to our liability for unrecognized tax benefits;

  industry overcapacity;

  shortages in equipment, components and raw materials;

  availability of manufacturing capacity; and

  financial stability in end markets.

     Except as required by law, we undertake no obligation and do not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

     References in this annual report to:

  “ADSs” are to American Depositary Shares;

  “Average selling price of wafers” or “ASP” are to simplified average selling price which is calculated as total revenue divided by total shipments;

  “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

  “Company,” “SMIC,” “we,” “our” and “us” are to Semiconductor Manufacturing International Corporation, a Cayman Islands company;

  “Directors” are to the members of our board of directors;

  “EUR” are to Euros;

  “Global Offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004;

  “Group” are to SMIC and all of its subsidiaries.

  “HK$” are to Hong Kong dollars;

  “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

  “Rmb” or “RMB” are to Renminbi;

  “SEC” are to the U.S. Securities and Exchange Commission;

  “SEHK,” “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

  “U.S. GAAP” are to generally accepted accounting principles in the United States; and

  “US$” or “USD” are to U.S. dollars.

     All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Consolidated Financial Data

     The selected consolidated financial data presented below as of and for the years ended December 31, 2009, 2010 and 2011 are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data presented below as of and for the years ended December 31, 2007 and 2008 are derived from our audited consolidated financial statements not included in this annual report.

     On March 1, 2011, we sold our majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. We reported the results of AT as a discontinued operation in the condensed consolidated statements of comprehensive income. Accordingly, the discontinued operations were retrospectively reflected for all the years presented in our consolidated statements of comprehensive income included in this annual report.

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Statement of Comprehensive Income:
Sales	$1,523,502	$1,322,092	$1,037,665	$1,532,449	$1,319,466
Cost of sales(1)	1,390,187	1,393,788	1,158,148	1,229,266	1,217,525
Gross profit (loss)	133,315	(71,696)	(120,483)	303,183	101,941
Operating expenses (income):
Research and development	96,686	105,577	176,420	191,046	191,473
General and administrative	68,775	62,466	215,845	41,387	57,435
Selling and marketing	18,489	20,434	26,209	29,087	32,558
Impairment loss of long-lived assets	—	106,741	126,635	5,138	17,691
Loss (gain) from sale of plant and
equipment and other fixed assets	(28,651)	(2,890)	3,891	97	509
Litigation settlement	—	—	269,637	—	—
Other operating income	—	—	—	(16,493)	(7,009)
Total operating expenses, net	155,299	292,328	818,637	250,262	292,657
Income (loss) from operations	(21,984)	(364,024)	(939,120)	52,921	(190,716)
Other income (expenses):
Interest income	11,506	11,289	2,547	4,086	4,724
Interest expense	(37,936)	(50,733)	(24,587)	(22,563)	(20,583)
Change in the fair value of commitment
to issue shares and warrants	—	—	(30,101)	(29,815)	—
Foreign currency exchange gain	8,039	11,261	7,291	5,101	17,589
Other, net	2,099	6,371	(4,549)	6,534	6,709
Total other income (expense), net	(16,292)	(21,812)	(49,399)	(36,657)	8,439
Income (loss) from continuing
operations before income tax and equity
investment	(38,276)	(385,836)	(988,519)	16,264	(182,277)
Income tax benefit (expense)	29,720	(26,433)	46,624	4,818	(82,503)
Gain (loss) from equity investment	(4,013)	(444)	(1,782)	285	4,479
Income (loss) from continuing operations	(12,569)	(412,713)	(943,677)	21,367	(260,301)
Income (loss) from discontinued
operations net of tax effect	(9,755)	(19,667)	(18,800)	(7,356)	14,741
Net income (loss)	(22,324)	(432,380)	(962,477)	14,011	(245,560)

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Accretion of interest to
noncontrolling interest	2,856	(7,851)	(1,060)	(1,050)	(1,319)
Loss attributed to
noncontrolling interest	—	—	—	140	63
Net income (loss) attributable
to Semiconductor
Manufacturing International
Corporation	(19,468)	(440,231)	(963,537)	13,100	(246,816)
Deemed dividends on
convertible preferred shares	—	—	—	—	(64,970)
Net income (loss) attributable to
holders of ordinary shares	(19,468)	(440,231)	(963,537)	13,100	(311,786)
Net Income (loss)	(22,324)	(432,380)	(962,477)	14,011	(245,560)
Other comprehensive
income (loss):
Foreign currency translation
adjustment	(94)	(437)	53	(706)	4,938
Comprehensive income (loss)	(22,418)	(432,817)	(962,424)	13,305	(240,622)
Comprehensive income (loss)
attribute to noncontrolling
interest	2,856	(7,851)	(1,060)	(910)	(1,256)
Comprehensive income (loss)
attribute to Semiconductor
Manufacturing International
Corporation	(19,562)	(440,668)	(963,484)	12,395	(241,878)
Earnings (loss) per ordinary
share, basic	$(0.00)	$(0.02)	$(0.04)	$0.00	$(0.01)
Earnings (loss) per ordinary share,
diluted	$(0.00)	$(0.02)	$(0.04)	$0.00	$(0.01)
Weighted average shares used in
computing basic earnings (loss) per
ordinary share (2)(3)	18,501,940,489	18,682,544,866	22,359,237,084	24,258,437,559	27,435,853,922
Weighted average shares used in
computing diluted earnings (loss) per ordinary share(3)	18,501,940,489	18,682,544,866	22,359,237,084	25,416,597,405	27,435,853,922

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Earnings (loss) per ADS, basic(3)	$(0.05)	$(1.18)	$(2.15)	$0.03	$(0.57)
Earnings (loss) per ADS,
diluted(3)	$(0.05)	$(1.18)	$(2.15)	$0.03	$(0.57)
ADS used in calculating basic
earnings (loss) per ADS	370,038,810	373,650,897	447,184,742	485,168,751	548,717,078
ADS used in calculating diluted
earnings (loss) per ADS	370,038,810	373,650,897	447,184,742	508,331,948	548,717,078
Other Financial Data:
Gross margin	8.8%	-5.4%	-11.6%	19.8%	7.7%
Operating margin	-1.4%	-27.5%	-90.5%	3.5%	-14.5%
Net margin	-1.5%	-32.7%	-92.8%	0.9%	-18.6%
Operating Data:
Wafers shipped (in 8” equivalents)
Total	1,806,535	1,590,778	1,334,261	1,979,851	1,703,615
ASP(4)	843	831	778	774	775

(1)	Including share-based compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

(3)	Each ADS represents 50 ordinary shares.

(4)	Total sales/total wafers shipped.

	As of December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$469,284	$450,230	$443,463	$515,808	$261,615
Restricted cash	—	6,255	20,360	161,350	136,907
Accounts receivable, net of allowances	298,388	199,372	204,291	206,623	165,234
Inventories	248,310	171,637	193,705	213,404	207,308
Total current assets	1,075,302	926,858	907,058	1,179,102	864,787
Prepaid land use rights	57,552	74,293	78,112	78,798	77,231
Plant and equipment, net	3,202,958	2,963,386	2,251,614	2,351,863	2,516,578
Total assets	4,708,444	4,270,622	3,524,077	3,902,693	3,727,929
Total current liabilities	930,190	899,773	1,031,523	1,399,345	1,251,326
Total long-term liabilities	730,790	578,689	661,472	294,806	227,589
Total liabilities	1,660,980	1,478,462	1,692,995	1,694,152	1,478,914
Noncontrolling interest	34,944	42,795	34,842	39,004	4,200
Equity:
Ordinary shares, $0.0004 par
value, 50,000,000,000 shares
authorized 18,558,919,712,
22,327,784,827,
22,375,886,604, 27,334,063,747
and 27,487,676,065 shares
issued and outstanding at
December 31, 2007, 2008, 2009,
2010 and 2011, respectively	7,424	8,931	8,950	10,934	10,995
Additional paid-in capital	3,313,376	3,489,382	3,499,723	3,858,643	4,240,530
Convertible preferred shares,
$0.0004 par value,
5,000,000,000 shares
authorized, nil, nil, nil, nil, and
455,545,911 shares issued and
outstanding at December 31,
2007, 2008, 2009, 2010 and
2011, respectively	—	—	—	—	178

	As of December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands)
Balance Sheet Data:

Accumulated other
comprehensive loss (income)	(2)	(439)	(386)	(1,092)	3,845
Accumulated deficit	(308,279)	(748,509)	(1,712,047)	(1,698,946)	(2,010,733)
Total equity	$3,012,519	$2,749,365	$1,796,240	$2,169,537	$2,244,815

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands)
Cash Flow Data:

Net income (loss)	$(22,324)	$(432,380)	$(962,478)	$14,011	$(245,560)
Adjustments to reconcile net
income (loss) to net cash
provided by operating activities:
Depreciation and Amortization	733,348	794,000	781,750	611,410	550,289
Net cash provided by operating
activities	672,465	569,782	283,566	694,613	398,352
Purchases of plant and equipment	(717,171)	(669,055)	(217,269)	(491,539)	(950,559)
Net cash used in investing activities	(643,344)	(761,713)	(211,498)	(538,713)	(922,625)
Net cash provided by (used in)
financing activities	76,637	173,314	(78,902)	(37,851)	268,855
Net increase (decrease) in cash
and cash equivalents	$105,664	$(19,054)	$(6,767)	$72,346	$(245,193)

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors Related to Our Financial Condition and Business

We may not be able to achieve or maintain a level of profitability, primarily due to our high fixed costs and correspondingly high levels of depreciation expenses.

     Our income from operations totaled $52.9 million in 2010, while loss from operations totaled $190.7 million in 2011. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur high capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs.

The cyclical nature of the semiconductor industry and periodic overcapacity make our business and operating results particularly vulnerable to economic downturns, such as the global economic crisis.

     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterized by fluctuations in end-user demand, reduced demand for integrated circuits, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively during periods of increased demand in order to have the capacity needed to meet such increased demand or expected demand in the future. If actual demand is not sustained or does not increase or declines, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry-wide capacity exceeds demand, as was the case in the first quarter of 2009.

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

     In addition, an erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations could have an adverse effect on our results of operations.

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

     Furthermore, a slowdown in the growth in demand for, or the continued reduction in selling prices of, devices that use semiconductors may decrease the demand for our services and reduce our profit margins.

The loan agreements entered into by members of the Group contain certain restrictions that limit our flexibility in operating our business.

     The terms of certain of the existing loan agreements entered into by members of the Group contain, and certain future indebtedness of the Group would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on the Group, including restrictions on the ability of members of the Group to, among other things:

  pay dividends;

  pay shareholder loans; and

  consolidate, merge, sell or otherwise dispose of any of our assets under certain conditions.

     In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants. The Group’s ability to meet such financial ratios and other covenants can be affected by events beyond our control, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the Terms and Conditions of the loan agreement.

The impact of deteriorating economic conditions on our customers and suppliers could adversely affect our business.

     Customer financial difficulties have resulted, and could result in the future, in increases in bad debt write-offs and additions to reserves in our receivables portfolio. In particular, our exposure to certain financially troubled customers could have an adverse effect on our results of operations. In addition, we depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. Our business may be disrupted if we are unable to obtain these raw materials from our suppliers and our suppliers from their suppliers-due to the insolvency of key suppliers who may be unable to obtain credit.

Demand instability for foundry services may result in a lower rate of return on investments than previously anticipated and our business and operating results may be adversely affected.

     Prior to the onset of the global economic crisis, the demand for foundry services by IDMs, fabless semiconductor companies and systems companies had been increasing. We made significant investments in anticipation of the continuation of this trend. A reversal of this trend will likely result in a lower rate of return on our investments than anticipated. Our business trended downward throughout 2011. However, demand in the first quarter of 2012 is strong and continues to strengthen. For example, some IDMs may change their strategy and target greater internal production, and consequently may reduce their outsourcing of wafer fabrication. During an industry downturn, these IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies in order to maintain their equipment’s utilization rates. As a result, our business and operating results have been and may continue to be adversely affected.

Our results of operations may fluctuate from year to year, making it difficult to predict our future performance which may be below our expectations or those of the public market analysts and investors in these periods.

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

     Since our inception in 2000, we have grown rapidly. Our wafer shipments and sales grew from zero in 2000 to 1,703,615 wafers and US$1.32 billion in 2011, respectively. During this period, we commenced commercial production at two 8-inch fabs (which includes our Shanghai mega fab and Tianjin fab) and one 12-inch mega fab in Beijing, and the range of process technologies we offered grew significantly. We have also undertaken management contracts to manage the operations of wafer manufacturing facilities in Wuhan, China. In addition, we are equipping our new 8-inch fab in Shenzhen. At December 31, 2000, we had 122 employees; and at December 31, 2011, we had 9,452 employees. We expect our headcount to increase with future increases in both orders and production capacity. Our participation in a joint venture with Toppan Printing Co., Ltd. in Shanghai and others, and the management of wafer manufacturing facilities in Wuhan, China and others, have presented, and continue to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth and our business and operating results could be adversely affected.

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.

     Our success depends on the continued service of our key management team members, and in particular, Zhang Wenyi, Chairman of our board of director and Executive Director as well as Tzu-Yin Chiu, Chief Executive Officer and Executive Director. We do not carry key person insurance on any of our personnel. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations, which could seriously harm our operations and the growth of our business.

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

     Our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our cost of sales and operating expenses has high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which could have an adverse effect on our business and results of operations.

Our sales cycles can be long, which could adversely affect our operating results and cause our income stream to be unpredictable.

     Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and can last as long as one year or more, particularly for new technologies. Sales cycles to IDM customers typically take relatively longer since they usually require our engineers to become familiar with the customer’s proprietary technology before production can commence. In addition, even after we make the initial product shipments, it may take the customer several more months to reach full production of that product using our foundry services. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. Orders ultimately received may not be in accordance with our expectations with respect to product, volume, price or other terms, any of which could adversely affect our operating results and cause our income stream to be unpredictable.

We must consistently anticipate trends in technology development in order to maintain or increase our business and operating margins.

     The semiconductor industry is developing rapidly and the related technologies are constantly evolving. If we are unable to anticipate the trends in technology development and rapidly develop and implement new and innovative technologies that our customers require, we may not be able to produce sufficiently advanced products at competitive prices. As the life cycle for a process technology matures, the average selling price falls. Accordingly, unless we continually upgrade our capability to manufacture new products that our customers design, our customers may use the services of our competitors instead of ours and the average selling prices of our wafers may fall, which could adversely affect our business and operating margins.

Our sales are dependent upon a small number of customers and any decrease in sales to any of them could adversely affect our results of operations.

     We have been dependent on a small number of customers for a substantial portion of our business. For the year ended December 31, 2011, our five largest customers accounted for 49.3% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach or exceed our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

     In 2011, our capital expenditures totaled approximately US$765 million and we currently expect our capital expenditures in 2012 to total approximately US$430 million, subject to adjustment based on market conditions. These capital expenditures will be used primarily to expand our operations at our 12-inch fab in Shanghai. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

     Our operating cash flows may not be sufficient to meet our capital expenditure requirements in 2012. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

     Delays in the construction and equipping or expansion of any of our fabs could result in the loss or delayed receipt of earnings, an increase in financing costs or the failure to meet profit and earnings projections, any of which could adversely affect our business and operating results.

If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.

     The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, United Microelectronics Corporation, or UMC, and GlobalFoundries, as well as the foundry services offered by some IDMs, such as Samsung Electronics. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

     Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

     Our ability to compete successfully depends to some extent upon factors outside of our control, including import and export controls, foreign exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully in our industry or are unable to maintain our position as a leading foundry in China, our results of operations and financial condition will be adversely affected.

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

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2011, we had been granted 2,315 patents worldwide, of which, 59 were in Taiwan, 195 were in the U.S., and 2,061 were in China. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry, our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

     There is frequent intellectual property litigation in our industry, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters. In some cases, a company can avoid or settle litigation on favorable terms because it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a favorable bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be prohibited from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products.

If our relationships with our technology partners deteriorate or we are unable to enter into new technology alliances, we may not be able to continue providing our customers with leading edge process technology, which could adversely affect our competitive position and operating results.

     Enhancing our process technologies is critical to our ability to provide high quality services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with other companies. Although we have an internal research and development team focused on developing new process technologies, we need to leverage our technology partners to advance our portfolio of process technologies to lower development risk and development cycle. We currently have joint technology development arrangements and technology sharing arrangements with several companies and research institutes. If we are unable to continue our technology alliances with these entities, maintain on mutually beneficial terms any of our other joint development arrangements, research and development alliances and other similar agreements or enter into new technology alliances with other leading developers of semiconductor technology, we may not be able to continue providing our customers with leading edge process technology, which could adversely affect our competitive position and operating results.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

     External factors such as potential terrorist attacks, acts of war, financial crises, the global economic crisis, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses and interruptions caused by terrorist acts or acts of war. Therefore, any of these events or circumstances could adversely affect our business and operating results.

The recurrence of an outbreak of the H1N1 strain of flu (Swine Flu), the H5N1 strain of flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other similar epidemic could, directly or indirectly, adversely affect our operating results.

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

     Our financial statements are prepared in U.S. dollars. Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Although we enter into foreign currency forward exchange contracts, we are still affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euros and the Renminbi. Any significant fluctuations among these currencies may lead to an increase in our costs, which could adversely affect our operating results. See “-Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” for a discussion of risks relating to the Renminbi.

     Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7634 to HK$7.8086 per US$1.00 for 2011, we cannot assure you that such policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud and, because of the inherent limitation of internal control over financial reporting, material misstatements due to error or fraud may not be prevented or detected on a timely basis.

     We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of our internal controls over financial reporting. Our management has concluded that our internal controls over our financial reporting were effectively maintained as of December 31, 2011. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our securities.

We have twice settled pending litigation with TSMC at a substantial cost to us, and, if we materially breach our 2009 settlement agreement with TSMC (or certain related documents), we could be required to pay substantial liquidated damages in addition to the money damages or other remedies TSMC may be entitled to in connection with such material breach.

     TSMC has brought legal claims against us and our personnel on several occasions since 2002. On January 31, 2005, we entered into a settlement agreement with TSMC and agreed to pay them $175 million in installments over a period of six years (“the 2005 Settlement Agreement”).

     On August 25, 2006, TSMC filed a new lawsuit against us and certain of our subsidiaries in the Superior Court of the State of California for alleged breach of the 2005 Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by us. We filed counterclaims against TSMC in the same court in September 2006 and also filed suit against TSMC in Beijing in November 2006. We settled these 2006 lawsuits with TSMC (“the Settled Actions”) on November 9, 2009 with a settlement agreement (“the 2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement.

     Under the terms of the 2009 Settlement Agreement, our obligation to make the remaining payments of approximately US$40 million under the 2005 Settlement Agreement was terminated, but we agreed to pay TSMC an aggregate of US$200 million over a period of four years and committed, subject to certain terms and conditions, to issue TSMC 1,789,493,218 of our shares and one or more warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 of our shares, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment. See “Item 10 — Additional Information — Material Contracts--Other Contracts” for a more detailed description of the share and warrant issuance agreement entered into by us and TSMC in connection with the 2009 Settlement Agreement and the warrant agreement entered into between us and TSMC in connection with the 2009 Settlement Agreement. The 1,789,493,218 common shares and the warrant to purchase 695,914,030 common shares, subject to adjustment, were issued on July 5, 2010. In addition, the 2009 Settlement Agreement terminated that certain patent cross-license agreement that was entered into in connection with the 2005 Settlement Agreement under which we had previously cross-licensed patent portfolios with TSMC (“the 2005 Patent Cross-License”).

     Under the 2009 Settlement Agreement, each party released the other party from all claims arising out of or related to claims and counterclaims that were or could have been brought in the Settled Actions, but this release does not apply to claims of breach of the 2009 Settlement Agreement. In addition, each party covenanted not to sue the other for misappropriation or infringement of intellectual property rights, but this covenant not to sue did not extend to claims for breach of the 2009 Settlement Agreement or claims for patent or trademark infringement.

     Further, the 2009 Settlement Agreement provides that if we materially breach the 2009 Settlement Agreement (or certain related documents) and fail to cure that breach within 30 days after notice from TSMC, that we will pay TSMC liquidated damages, in addition to any damages arising from such breach, in the amount of US$44 million plus a royalty equal to 5% of our gross revenues derived from foundry services in respect of our 90nm and larger manufacturing processes during the period commencing on the date of the breach and ending on the date that is 20 years from the date of the 2009 Settlement Agreement.

     There can be no assurance that TSMC will not sue us again in the future. For example, TSMC is not prohibited under the 2009 Settlement Agreement from bringing infringement claims against us which could not have been brought in the Settled Actions. Further, we are subject to several obligations under the 2009 Settlement Agreement, including obligations to protect the confidentiality of certain information, and TSMC could, in the future, allege a breach by us of the 2009 Settlement Agreement. If TSMC were successful in a claim of material breach by us of our obligations under the 2009 Settlement Agreement (or certain related documents), we have agreed to pay substantial liquidated damages as described above.

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

The audit report included in this annual report are prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

     Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

     Because we have substantial operations within the People's Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

     The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

E. Risks Related to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

     Our manufacturing processes are highly complex, require advanced and costly equipment, demand a high degree of precision and may have to be modified to improve yields and product performance. Dust and other impurities, difficulties in the fabrication process or defects with respect to the equipment or facilities used can lower yields, because quality control problems interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. As a result, we may experience production difficulties, which could significantly increase our costs and delay product shipments to our customers.

We may have difficulty in ramping up production, which could cause delays in product deliveries and loss of customers and otherwise adversely affect our business and operating results.

     As is common in the semiconductor industry, we may experience difficulty in ramping up production at new or existing facilities, such as our Beijing mega-fab in which we expect to add a significant amount of new equipment. This could be due to a variety of factors, including hiring and training new personnel, implementing new fabrication processes, recalibrating and re-qualifying existing processes and the inability to achieve required yield levels.

     In the future, we may face construction delays or interruptions, infrastructure failure, or delays in upgrading or expanding existing facilities or changing our process technologies, which may adversely affect our ability to ramp up production in accordance with our plans. Our failure to ramp up our production on a timely basis could cause delays in product deliveries, which may result in the loss of customers and sales. It could also prevent us from recouping our investments in a timely manner or at all, and otherwise adversely affect our business and operating results.

We have formed joint ventures that, if not successful, may adversely impact our business and operating results.

     In July 2004, we announced an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai, to manufacture color filters and micro-lenses for CMOS image sensors. In May 2005, we announced an agreement with United Test and Assembly Center Ltd. to establish Semiconductor Manufacturing International (AT) Corporation, a joint venture in Chengdu to provide assembly and testing services for memory and logic devices. On March 1, 2011, we deconsolidated AT and reduced our majority ownership interest to 10%. As a result, all previously issued preferred securities were cancelled. We will account for our 10% interest in AT under the cost method as we no longer have a controlling financial interest nor significant influence in AT. No cash or other consideration was received by us in conjunction with disposition.

     The results of the joint ventures are reflected in our operating results to the extent of our ownership interest, and gains of the joint ventures could impact our operating results. For example, as a result of our ownership of Toppan SMIC Electronics (Shanghai) Co., Ltd., we recorded a gain of US$4.5 million in 2011. Integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time. The joint ventures are likely to continue to face numerous challenges in commencing their operations and operating successfully. The business of the joint ventures will be subject to operational risks that would normally arise for these types of businesses pertaining to manufacturing, sales, service, marketing, and corporate functions. Competition in the CMOS image sensor market and semiconductor assembly and testing industry will involve challenges from well-established companies with substantial resources and significant market share.

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

     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 71.2% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and operating results.

     The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these resources will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fab in Tianjin and our Beijing mega-fab are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and deterioration in yield.

Our operations may be delayed or interrupted due to natural disasters which could adversely affect our business and operating results.

     We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes in addition to requiring extensive amounts of fresh water and a stable source of electricity. The occurrence of natural disasters such as the March 2011 earthquake in Japan may disrupt this required access to goods and services provided by our suppliers as well as access to fresh water and electricity. Even though our business and operating results were not materially adversely impacted by the March 2011 earthquake in Japan, as a result of such risk, our production could be limited or delayed due to the disruption of access to required supplies, in addition to possible damage caused to our manufacturing equipment and related infrastructure, which could adversely affect our business and operating results.

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

     Our business is dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for devices that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a serious adverse effect on our business. In addition, our business plan assumes that an increasing number of non- Chinese IDMs, fabless semiconductor companies and systems companies will establish operations in China. Any decline in the rate of migration to China of semiconductor design companies or companies that require semiconductors as components for their products could adversely affect our business and operating results.

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

     In July 1996, thirty-three countries ratified the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, or the Wassenaar Arrangement, which established a worldwide arrangement to restrict the transfer of conventional arms and dual-use goods and technologies. Under the terms of the Wassenaar Arrangement, the participating countries, including the United States, have restricted exports to China of technology, equipment, materials and spare parts that potentially may be used for military purposes in addition to their commercial applications. To the extent that technology, equipment, materials or spare parts used in our manufacturing processes are or become subject to the restrictions of the Wassenaar Arrangement, our ability to procure these products and technology could be impaired, which could adversely affect our business and operating results. There could also be a change in the export license regulatory regime in the countries from which we purchase our equipment, materials and spare parts that could delay our ability to obtain export licenses for the equipment, materials, spare parts and technology we require to conduct our business.

Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.

     The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.3009 on December 31, 2011 versus 6.6227 on December 31, 2010 by PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2011 was approximately 5%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be temporarily devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse affect on our business and operating results.

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

     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2011, approximately 23.5% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

China’s entry into the World Trade Organization has resulted in lower Chinese tariff levels, which benefit our competitors from outside China and could adversely affect our business and operating results.

     As a result of joining the World Trade Organization, or WTO, China reduced its average rate of import tariffs to 9.8% in 2003 and has maintained this rate through 2011. China may further reduce its average rate of import tariffs in 2012 and the import tariff for some information technology-related products has been reduced to zero. As a consequence, we expect stronger competition in China from our foreign competitors, particularly in terms of product pricing, which could adversely affect our business and operating results.

China’s legal system embodies uncertainties that could adversely affect our business and operating results.

     Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China’s system of laws is not yet complete. Even where adequate laws exist in China, enforcement of existing laws or contracts based on such laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

     Our activities in China will be subject to administrative review and approval by various national and local agencies of China’s government. See “Item 4.B-Information on the Company-Business Overview-Regulation.” Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

     We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, and Semiconductor Manufacturing International (Tianjin) Corporation, or SMIC Tianjin. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

     Distributions by our Chinese subsidiaries to us may be subject to governmental approval and taxation. Any transfer of funds from us to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to one another. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from us to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

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

     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

The laws of the Cayman Islands and China may not provide our shareholders with benefits provided to shareholders of corporations incorporated in the United States.

     Our corporate affairs are governed by our memorandum and articles of association, and by the Companies Law, as revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

It may be difficult for you to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

     Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Moreover, a number of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts obtained against us or such persons predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or China, respectively, against us or such persons predicated upon the securities laws of the United States or any state thereof. See “Item 4.B — Information on the Company — Business Overview — Enforceability of Civil Liabilities.

Item 4. Information on the Company

A. History and Development of the Company

We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since our Global Offering, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.HK”

In August 2000, we started construction of the first fabrication facility (fab) in our Shanghai mega-fab, which commenced pilot production in September 2001 and commercial production in January 2002. The second fab in our Shanghai mega-fab was completed in two stages, commencing commercial production in January 2002 (for aluminum interconnects) and January 2003 (for copper interconnects). The third fab in our Shanghai mega-fab also commenced commercial production in January 2003. All of the fabs comprising our Shanghai mega-fab are located in the Zhangjiang High-Tech Park. In January 2004, we completed the acquisition of an 8-inch wafer fab located in the Xiqing Economic Development Area in Tianjin, China, which commenced mass production in May 2004. We started construction of our Beijing mega-fab, consisting of two 12-inch fabs, in the Beijing Economic and Technological Development Area in December 2002. The Beijing mega-fab commenced commercial production in March 2005, and is mainland China’s first 12-inch fab. In January 2008, we announced our plan to start a new IC production project in Shenzhen with support from the Shenzhen municipal government. The project broke ground in the first half of 2008 and is still under construction.

We entered into an agreement with Toppan Printing Co., Ltd. to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., which manufactures color filters and micro-lenses for CMOS image sensors. We also established a joint venture with United Test and Assembly Center Ltd. to provide assembly and testing services in Chengdu, China, focusing on memory and logic devices (which we substantially exited in 2011). We also entered into agreements to manage the operations of wafer manufacturing facilities in Chengdu and Wuhan, China. The Chengdu fab agreement was subsequently terminated in 2010. We maintain customer service and marketing offices in Japan, Europe, Taiwan, and the United States, as well as a representative office in Hong Kong.

     The foundry industry requires a significant amount of capital expenditures in order to construct, equip, and ramp up fabs. We incurred capital expenditures of US$190 million, US$728 million, and US$765 million in 2009, 2010 and 2011, respectively, for these purposes. We anticipate that in 2012, we will incur approximately US$430 million in capital expenditures, subject to adjustment based on market conditions, principally to expand our operations at our 12” fab in Shanghai. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing.

     As of December 31, 2011, our fabs had an aggregate capacity of 193,290 8-inch wafer equivalents per month for wafer fabrication calculated on a 30-days basis. We anticipate an increase in aggregate capacity by the end of 2012.

     For additional information, see “Item 5.A — Operating and Financial Review and Prospects - Operating Results--Factors that Impact Our Results of Operations — Substantial Capital Expenditures” and “Item 5.A — Operating and Financial Review and Prospects - Operating Results--Factors that Impact Our Results of Operations — Capacity Expansion.”

B. Business Overview

     We are one of the leading semiconductor foundries in the world. We operate three 8-inch wafer fabrication facilities in our Shanghai mega-fab located in the Zhangjiang High-Tech Park in Shanghai, China, an 8-inch wafer fab in Tianjin, China and a 12-inch wafer fab in our Beijing mega-fab located in the Beijing Economic and Technological Development Area in Beijing, China. As of December 31, 2011, these fabs had an aggregate capacity of 193, 290 8-inch wafer equivalents per month for wafer fabrication which positions us as the leading foundry in China. In addition, we have a 12-inch fab in Shanghai currently engaged primarily in research and development activities, and an 8-inch fab under construction in Shenzhen. We have also entered into agreements to manage the operations of wafer manufacturing facilities in Wuhan, China.

     We currently provide semiconductor fabrication services using 0.35 micron down to 40 nanometer process technology for the following devices:

  logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

  memory technologies, including SRAM, Flash, EEPROM and Mark ROM; and

  specialty technologies, including LCOS, CIS, MEMS, TSV and IPD.

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

Our Fabs

The table below sets forth a summary of our current fabs:

	Shanghai Mega-Fab	Beijing Mega-Fab	Tianjin
Number and Type of fab	3 x 8-inch fabs	2 x 12-inch	1 x 8-inch fab
	1 x 12-inch fab	fabs
Pilot production commencement	September 2001	July 2004	February 2004
September 2010
Commercial production commencement	January 2002	March 2005	May 2004
July 2011
Wafer size	8-inch	12-inch	8-inch
12-inch
Production clean room size	34,610 m2	23,876 m2	8,463 m2

     In addition to our Shanghai mega-fab, we have an additional fab at our Shanghai site. A portion of one facility in Shanghai is being leased to Toppan SMIC Electronics (Shanghai) Co., Ltd., which is a joint venture we entered into with Toppan Printing Co., Ltd. and manufactures color filters and micro-lenses for CMOS image sensors. Most of the administrative and management functions of our fabs in different locations are centralized at our corporate headquarters in the Zhangjiang High-Tech Park in the Pudong New Area of Shanghai.

     Additionally, we have one 8-inch fab under construction in Shenzhen. The expansion plan for this project will be adjusted based on overall market conditions.

Management of Fabs

     We also have undertaken agreements relating to wafer manufacturing facilities in Wuhan, China. Under these agreements, we do not own any equity interest but will manage the operations of the facilities.

Our Products and Services

Wafer Fabrication Services

     We currently provide semiconductor fabrication services using 0.35 micron down to 40 nanometer technology for the following devices:

  logic technologies, including standard logic, mixed-signal, RF and high voltage circuits;

  memory technologies, including SRAM, Flash, EEPROM and Mask ROM;

  specialty technologies, including LCoS, CIS, MEMS, TSV, and IPD.

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

  Mixed-Signal and RF. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog signals and digital data. We make 0.35 micron to 40 nanometer mixed-signal and RF semiconductors using the CMOS process. The primary uses of mixed-signal semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, while RF semiconductors are primarily used in communications devices, such as cell phones.

  High Voltage. High voltage semiconductors are semiconductor devices that can drive high voltage electricity to systems that require voltage of between five volts to 700 volts. Our high voltage technologies provide solutions for display driver integrated circuits, power supplies, power management, telecommunications, automotive electronics and industrial controls.

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

  CIS. CIS devices are sensors that are used in a wide range of camera-related systems, such as digital cameras, digital video cameras, handset cameras, personal computer cameras and surveillance cameras, which integrate image-capturing. CIS is rapidly becoming a cost-effective and low power replacement for competing charged-coupled devices, or CCDs. Since CIS devices are fabricated with CMOS technology, they are easier to produce and more cost-effective than CCDs. By combining camera functions on a chip, from the capture of photos to the output of digital bits, CMOS image sensors reduce the parts required for a digital camera system, which in turn enhances reliability, facilitates miniaturization, and enables on-chip programming. Our CIS process is based on our CIS array technology.

  MEMS and TSV. Micro Electrical and Mechanical System, or MEMS technology is used to make micro sensor and actuator of small size, high performance and energy saving, and is widely used in smart mobile phone, novel smart notebook and emerging Net of Things. We are making advanced CMOS compatible and embedded MEMS devices, such as motion sensor, pressure sensor, temperature and humidity sensor, and oscillator. TSV is the core of 2.5D and 3D technology for shrinking form factor, lowering power consumption and increasing speed and band width. We are currently focusing on 2.5D technology including interposer and TSV in chip, and will start true 3D technology development on 28nm advanced technology node.

  IPD. Integrated Passive Devices are used to fit multiple passive devices on silicon, which can reduce the number of passive components on a circuit board and lower system cost.

     We are one of the leading foundries in the world in terms of the process technologies that we are capable of using in the manufacturing of semiconductors.

Month and
year of
	commencement	Process technology
	of commercial	(in microns)
Fab	production of initial fab	2008	2009		2010	2011
Wafer
fabrication:
Shanghai
Mega-fab
(8”)	January 2002	0.35/0.25/	0.35/0.25/		0.35/0.25/	0.35/0.25/
		0.18/0.15/	0.18/0.15/		0.18/0.15/	0.18/0.15/
		0.13/0.11/0.09	0.13/0.11		0.13/0.11	0.13/0.11
Shanghai
fab (12”)	July 2011	—	0.11/0.09		0.11/0.09/0.045	0.11/0.09/0.045
Beijing
Mega-fab
(12”)	March 2005	0.13/0.11/0.10/0.09	0.18/0.13/0.09/0.065		0.18/0.13/0.09/0.065	0.18/0.13/0.09/0.065
Tianjin fab
(8”)	May 2004	0.35/0.25/	0.35/0.25	/	0.35/0.25	0.35/0.25
		0.18/0.15	0.18/0.15		0.18/0.15	0.18/0.15

     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2009, 2010, and 2011 and each of the quarters in the year ended December 31, 2011:

							For the
	For the		For the three months ended				year ended
	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Process Technologies	2009	2010	2011	2011	2011	2011	2011
	(based on sales in US$)
0.045 micron	0%	0%	0%	0%	0.03%	0.25%	0.06%
0.065 micron	1.01%	5.45%	13.27%	20.65%	19.90%	21.02%	18.50%
0.09 micron	15.51%	17.48%	12.33%	7.66%	9.99%	9.22%	9.85%
0.13 micron	33.27%	32.92%	24.07%	22.84%	20.84%	22.29%	22.59%
0.15 micron	2.18%	1.72%	1.33%	2.50%	2.02%	1.35%	1.81%
0.18 micron	27.98%	25.87%	31.58%	31.52%	35.43%	35.88%	33.42%
0.25 micron	0.46%	0.47%	0.37%	0.41%	0.44%	0.35%	0.39%
0.35 micron	19.59%	16.09%	17.05%	14.42%	11.35%	9.64%	13.38%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Manufacturing Capacity

     We currently manufacture 8-inch silicon wafers based on proprietary designs provided by our customers or third party designers. Since commencing commercial production, we have the largest 8-inch wafer fabrication capacity among semiconductor foundries in China. We have the most advanced process technology among foundries in China. In January 2003, we commenced commercial production using 0.13 micron copper interconnects process technology. We are currently one of the few fabs in China to offer 0.13 micron copper interconnects process technology and both 90 nanometer and 65 nanometer wafer fabrication process technology.

     The following table sets forth the historical capacity of our wafer fabrication and copper interconnects fabs as December 31, 2011:

Fab	2009	2010	2011
Wafer Fabrication:
Wafer fabrication capacity as of year-end(1):
Shanghai mega-fab	85,000	86,000	90,000
Beijing mega-fab	42,750	52,425	65,540
Tianjin fab	34,300	33,300	37,750
Total monthly wafer fabrication capacity as of year-end(1)	162,050 (2)	171,725 (2)	193,290 (2)
Wafer fabrication capacity utilization	75%	96.1%	68.9%

All output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month.

(1)	Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)	Mega fab structure includes copper interconnects in the total monthly capacity.

     As of December 31, 2011, our aggregate wafer fabrication capacity was 193,290 8-inch wafer equivalents per month for wafer fabrication.

     A key factor influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significantly positive effect on output and profitability, our wafer fabs had an average annual utilization rate of 75% in 2009, 96.1% in 2010, and 68.9% in 2011. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently. Before 2008, we had manufactured DRAM to fill our production lines when the volume demand of other products does not fully utilize our available capacity. As a result, our utilization rate has historically remained high.

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

Capacity Expansion Plans

     We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. Our capital expenditures in 2010 were approximately US$728 million and our capital expenditures in 2011 were approximately US$765 million. We currently expect that our capital expenditures in 2012 will be approximately US$430 million, subject to adjustment based on market conditions, which we plan to fund primarily through our operating cash flows. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. We plan to use this capital primarily to expand our operations at our fab in Shanghai. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations to adjust our capital expenditure plans.

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

     Our mask-making facility, which is located in Shanghai, includes a 3,750 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch, and six-inch by six-inch reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services.

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

     We have established a network of partners that provide additional probing services, as well as assembly and testing services, for our customers that request these additional services. We have relationships with assembly and testing partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., which have helped to enhance the range of services that we are able to offer our customers.

Customers and Markets

     Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2009, 2010 and 2011:

	For the year ended December 31,
	2009		2010		2011
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor
companies	693,150	66.80%	1,110,935	72.49%	1,081,345	81.95%
Integrated device
manufacturers	173,459	16.72%	248,782	16.23%	175,922	13.33%
Systems companies
and others	171,056	16.48%	172,732	11.28%	62,199	4.72%
Total	1,037,665	100.00%	1,532,449	100.00%	1,319,466	100.00%

     We categorize our sales geographically based on the headquarter of customer operations and is not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2009, 2010 and 2011:

	For the year ended December 31,
	2009		2010		2011
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	629,330	60.64%	847,852	55.33%	726,011	55.02%
Europe	20,814	2.01%	39,168	2.56%	35,256	2.67%
Asia Pacific (excluding
Japan and Taiwan,
China)(1)	20,335	1.96%	32,011	2.09%	21,244	1.61%
Taiwan	144,292	13.91%	167,154	10.90%	105,788	8.02%
Japan	9,685	0.93%	3,188	0.21%	356	0.03%
China	213,209	20.55%	443,076	28.91%	430,811	32.65%
Total	1,037,665	100.00%	1,532,449	100.00%	1,319,466	100.00%

     We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. For the year ended December 31, 2011, our five largest customers accounted for 49.3% of our total sales. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule or demands lower prices.

     The following table sets forth a breakdown of our sales by application type for 2009, 2010 and 2011:

	For the year ended December 31,
	2009		2010		2011
Application Type(1)	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing	53,724	5.18%	51,651	3.37%	45,355	3.44%
Communications	531,705	51.24%	755,951	49.33%	553,493	41.95%
Consumer	376,966	36.33%	607,600	39.65%	595,313	45.12%
Others	75,270	7.25%	117,247	7.65%	125,305	9.49%
Total	1,037,665	100.00%	1,532,449	100.00%	1,319,466	100.00%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD- ROM driver integrated circuits, graphic processors and other components that are commonly used in personal digital assistants and desktop and notebook computers and peripherals. “Communications” consists of integrated circuits used in digital subscriber lines, digital signal processors, wireless LAN, LAN controllers, LCD drivers, handset components and caller ID devices. “Consumer” consists of integrated circuits used for DVD players, game consoles, digital cameras, smart cards and toys.

     The following table sets forth a breakdown of our sales by service type for 2009, 2010 and 2011:

	For the year ended December 31,
	2009		2010		2011
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory
wafers	34,038	3.28%	17,338	1.13%	3	0.0%
Fabrication of logic
wafers(1)	936,187	90.22%	1,416,250	92.42%	1,219,442	92.42%
Other(2)	67,440	6.50%	98,861	6.45%	100,021	7.58%
Total	1,037,665	100.00%	1,532,449	100.00%	1,319,466	100.00%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.

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

     Our sales cycle, meaning the time between our first contact with a customer in relation to a particular product and our first shipment of that product to the customer, typically lasts between three months to one year, depending on the type of process and product technology involved in the product we are requested to fabricate. Because of the fast-changing technology and functionality in integrated circuit design, foundry customers generally do not place purchase orders far in advance to fabricate a particular type of product. However, we engage in discussions with customers commencing in advance of the placement of purchase orders regarding customers’ expected fabrication requirements. See “Item 3.D--Risk Factors — Risks Related to Our Financial Condition and Business — Our sales cycles can be long, which could adversely affect our operating results and cause our income stream to be unpredictable.”

     See “Item 5.A — Operating and Financial Review and Prospects—Operating Results— Sales” for a description of the seasonality of our business.

Research and Development

     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$176.4 million in 2009, US$191.0 million in 2010 and US$191.5 million in 2011 on research and development expenses, which represented 17.0%, 12.5% and 14.5% respectively, of our sales in those respective years. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility.

     In 2011, our research and development efforts were focused primarily on advanced logic and system-on-chip, or SOC process technologies. In 2011, we achieved many significant milestones. In the area of advanced logic process technologies, 55-nanometer (nm) low-leakage (LL) process technology, a half node derivative from the existing 65nm LL, was released for volume manufacturing early in the year, 45nm and 40nm (LL) passed qualification in partnership with major customers both domestic and abroad and started risk production in the fourth quarter, the development of 28nm process technologies is underway and on schedule with respect to the planned roadmap, and pathfinding on 22/20nm process technology started in the fourth quarter. The 55nm LL and 40nm LL process technologies are complemented with silicon-based SPICE models, PDK, DRC and silicon-validated IP for supporting mixed-signal and RF product design of customers. In the memory process technologies, 0.13um e-EEPROM process technology for bankcard/insurance card and 90nm eFlash for high-end smartcard have been successfully set up and are under product-based testing, and 90nm ETOX NOR Flash was brought into production. In the CMOS image sensor process technology area, 1.75um pixel device was successfully developed and qualified, and ready for 2 mega and 3 mega pixel applications. On the process technology for power management (PMIC), a major program to support the 10/30/35 volt platform was successfully developed, qualified and is now supporting volume production of multiple products. Lastly, the program on CMOS based MEMS (CMEMS), Integrated Passive Devices (IPD) and Through Silicon Via (TSV) had achieved major milestones and will be placed into field for initial production at specific time points in 2012. During 2011, we achieved more than 1,000 patent filings as a result of our research and development activities.

     We employ approximately over 450 research and development engineers with experience in the semiconductor industry. Most of them have advanced degrees from leading universities in China and around the world. To address our planned research and development activities in 2012 and 2013, the Technology Research & Development business function unit carried out organization building and restructuring in 2011 for improved operational efficiency and the organization is planning a manpower increase of 10% or more in 2012.

Intellectual Property

     While we continue to develop and patent our own technologies, we expect to have an ongoing need to obtain licenses for the proprietary technologies of third parties to enable us to manufacture certain advanced wafers for our customers. As of December 31, 2011, we have been granted 2,315 patents, and have more than 5,845, patent applications pending worldwide.

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

     We have applied for trademarks relating to our corporate logo, English trade name “SMIC” and Chinese trade name in the United States, China, Hong Kong and Taiwan. We have been granted registration of trademarks for our English trade name in China and Taiwan, and Chinese trade name in Hong Kong, United States and China. There is no assurance that other trademark registrations will be granted.

Competition

     We compete internationally and domestically in China with dedicated foundry service providers, as well as with semiconductor companies that allocate a portion of their fabrication capacity to foundry operations. While different players in the wafer foundry market may compete on factors such as technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, yields, customer service and price, we seek to compete on the basis of process technology capabilities, performance, quality and service and not by just lowering the price of our products. The level of competition differs according to the process technology involved.

     Our competitors and potential competitors include other pure-play foundries such as TSMC, UMC and GlobalFoundries. TSMC has commenced commercial production at its fab in China, and UMC has established a relationship with a fab in commercial production in China. Another group of potential competitors consists of IDMs that have established their own foundry capabilities include Fujitsu Limited, Samsung Electronics Co., Ltd. and Toshiba. IDMs are primarily dedicated to fabricating integrated circuits for the end products of their respective affiliates. See “Item 3.D —Risk Factors—Risks Related to Our Financial Condition and Business — If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.”

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

     We achieved ISO 9001:2000 certification from the British Standards Institute, or BSI, with zero-defect performance for our Shanghai Mega-Fab in March 2003, Beijing Mega-Fab in April. 2005 and Tianjin Fab in May 2005. The ISO 9001 quality standards were established by the International Standards Organization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes. International Standards Organization certification is required in connection with sales of industrial products in many countries. To further enhance our quality management system, we obtained TS 16949:2002 certification from the BSI in February 2004 for Shanghai Mega-Fab and extended to Beijing and Tianjin in 2005. This is an International Standards Organization quality management certification that relates to automobile applications and primarily measures a device’s ability to handle extreme changes in temperature. In January 2005, we obtained TL 9000 Quality Management System certification from BSI. This is a management certification relating to the telecommunications industry and evaluates research and development, production and installation and maintenance of communication product and services.

     In September 2008, our S2/Fab 8 passed the BSI ISO 27001:2005 audit with “zero defect” performance. This BSI ISO 27001 audit is the expansion of the information security management systems certification review, which was an added certification to the original mask shop and design center services and represents a significant achievement for us. ISO 27001 is a widely recognized information security standard in the industry.

Raw Materials

     Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 18%, 21% and 22% of our manufacturing costs in 2009, 2010 and 2011, respectively.

     The three largest components of raw material costs — raw wafers, chemicals and gases - accounted for approximately 38%, 21% and 10%, respectively, of our raw material costs in 2009, approximately 37%, 22%, and 10%, respectively, of our raw material costs in 2010, and approximately 36%, 23%, and 10%, respectively, of our raw material costs in 2011. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

     The most important raw material used in our production is silicon in the form of raw wafers. In 2011, we purchased approximately 71.2% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

     For 2011, our largest and five largest raw materials suppliers accounted for approximately 11.5% and 36.7%, respectively, of our overall raw materials purchases. For 2010, our largest and five largest raw materials suppliers accounted for approximately 8.01% and 33.52%, respectively, of our overall raw materials purchases. For 2009, our largest and five largest raw materials suppliers accounted for approximately 11.2% and 43.2%, respectively, of our overall raw materials purchases. Having made all reasonable inquiry, we are not aware of any director or shareholder (which to the knowledge of our directors owning more than 5% of our issued share capital) or their respective associates having shareholding interests in any of our five largest suppliers. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

Electricity and Water

     We use substantial amounts of electricity in our manufacturing process. This electricity is sourced from Pudong Electricity Corporation, Beijing Municipal Electricity Department, Tianjin Municipal Electricity Department and Shenzhen PanGuShi Municipal Electricity Department for our facilities located in Shanghai, Beijing, Tianjin and Shenzhen, respectively. We maintain Uninterrupted Power Supply systems and emergency back-up generators to power life safety and critical equipment and systems for emergencies.

     The semiconductor manufacturing process also uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab from Pudong Vivendi Water Corporation Limited, for our Beijing mega-fab from Beijing Waterworks Group Co. Ltd., for our Tianjin fab from the Tianjin Municipal Water Department and for our Shenzhen facility from Grand Industrial Zone Water Company of Shenzhen. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing and Tianjin facilities, and our water recycling systems in each of our fabs allow us to recycle up to 70% of the water used during the manufacturing process. The Beijing site is also equipped to use recycled/treated industrial waste water from the Beijing Economic and Technological Development Area for non-critical operations.

Regulation

     The integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.

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

     Preferential Industrial Policies Relating to ICPEs

     ICPEs which are duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Integrated Circuit Policies, accreditation of ICPEs is determined by the competent examination and approval authorities responsible for integrated circuit projects after consultation with relevant taxation authorities. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the fabrication, package, or testing of integrated circuit chips and the production of mono-crystalline silicon of six inches or above, excluding the integrated circuit design enterprise. The accreditation of ICPEs is included in the accreditation of the integrated circuit enterprises. Such accreditation is determined by the competent authorities consisting of the National Development and Reform Commission, the Ministry of Information Industry (now Ministry of Industry and Information Technology), the State Administration of Taxation and the General Administration of Customs, which jointly designate the China Semiconductor Industrial Association as the accreditation institution. Any enterprise qualified under the requirements set forth in the Accreditation Measures is entitled to apply to the China Semiconductor Association for the Accreditation of the ICPEs. The accreditation of ICPEs is annually reviewed. If the enterprise fails to apply for the annual review in time, it shall be deemed as giving up such accreditation and if the enterprise fails in the annual review, the accreditation will also be canceled.

     SMIC Shanghai, SMIC Beijing, and SMIC Tianjin have been accredited as ICPEs and are entitled to the preferential industrial policies described below.

     Encouragement of Domestic Investment in ICPEs

     Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on March 27, 2011, the Chinese government encourages (i) the design and fabrication of large scale integrated circuits with a line width of less than 1.2 micron, (ii) the fabrication of the equipment of large scale integrated circuit and (iii) the fabrication of mixed integrated circuits. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties and import-linked value-added tax, except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006.

     Encouragement of Foreign Investment in ICPEs

     Pursuant to the Integrated Circuit Policies and the Guideline Catalogue of Foreign Investment Industries promulgated jointly by the State Development and Reform Commission and the Ministry of Commerce on December 24, 2011, the following foreign investment categories are encouraged:

  design of integrated circuits;

  fabrication of large scale integrated circuits with a line width of less than 0.18 micron (including 0.18 micron);

  fabrication of analog and analog digital integrated circuits with a line width of less than 0.8 micron (including 0.8 micron);

  advanced packaging and testing of BGA, PGA, CSP, MCM;

  fabrication of mixed integrated circuits;

  MEMS and compound semiconductor integrated circuits.

     Foreign investment in such encouraged projects may enjoy preferential treatment as stipulated by the laws and regulations.

     Preferential Taxation Policies

     Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, our subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The Law of the People’s Republic of China on Income Tax (“EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. As a result, the applicable tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.

Pursuant to Caishui Circular [2008] No.1 (“Circular No.1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. Pursuant to Caishui Circular [2009] No.69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate of the Company is reduced by the tax incentives granted by Circular No.39. On January 28, 2011, the State Council of China issued Guofa [2011] No.4 (“Circular No.4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

     Preferential Policies Encouraging Research and Development

     The EIT Law and the Implementation Regulations of the EIT Law have provided tax incentives in relation to technologies as a means to encourage advancement and adoption of new technologies. The EIT Law provides an additional 50% deduction of the research and development expenses incurred from the research and development of new technologies, new products, and new techniques on the basis of the actual deductions when relevant enterprise has no intangible asset to be formed and calculated into the current gains and losses. If intangible assets have been formed, they shall be amortized at 150% of the cost of the intangible assets.

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

  the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991,  first amended by the Ninth National People’s Congress on October 27, 2001 and second amended by the Eleventh National People’s Congress on February 26, 2010;

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

     PRC Tax for “Resident Enterprises”

     Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders. The implementing rules of the EIT Law define de facto management bodies as “management bodies that exercises substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

     If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules dividends income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the EIT Law. Finally, it is possible that future guidance issued with respect to the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. Similarly, these unfavorable consequences could apply to our other overseas intermediary holding companies if they are classified as a PRC resident enterprises.

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

     A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. SMIC Shanghai, SMIC Beijing and SMIC Tianjin have all received approval with respect to their relevant environmental impact assessment reports and discharge registrations.

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

     However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection for investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

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

C. Organizational Structure

     We operate primarily through SMIC Shanghai, SMIC Beijing and SMIC Tianjin in China. The chart below sets forth also our other significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2011:

		Attributable
		equity
	Place and date of	interest	Principal
Name of company	incorporation/establishment	held	Activity
Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai” or “SMIS”)*#	PRC December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing” or “SMIB”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation*	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin” or “SMIT”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	PRC September 30, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding

		Attributable
		equity
	Place and date of	interest	Principal
Name of company	incorporation/establishment	held	Activity
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*# (This business is being liquidated)	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products
SMIC Development (Chengdu) Corporation*#	PRC December 29, 2005	100%	Construction, operation, management of SMICD’s living quarters, schools and supermarket
Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities
SMIC Solar Cell (HK) Company Limited (“SMIC Solar Cell (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding
SMIC Shanghai (HK) Company Limited (“SMIC SH (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding
SMIC Beijing (HK) Company Limited (“SMIC BJ (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding
SMIC Tianjin (HK) Company Limited (“SMIC TJ (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding
SMIC Shanghai (Cayman) Corporation (“SMIC SH (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Beijing (Cayman) Corporation (“SMIC BJ (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Tianjin (Cayman) Corporation (“SMIC TJ (Cayman)”)*	Cayman Islands November 8, 2007	100%	Investment holding
SMIC (Wuhan) Development Corporation*#	PRC March 27, 2007	100%	Construction, operation, management of living quarters, schools
Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding

		Attributable
		equity
	Place and date of	interest	Principal
Name of company	incorporation/establishment	held	Activity
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	100%	Investment Holding
SilTech Semiconductor (Hong Kong) Corporation Limited*	Hong Kong March 20, 2008	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation*#	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products
Brite Semiconductor Corporation	Cayman Islands	44.2%	Investment Holding
Brite Semiconductor Corporation Hong Kong Limited	Hong Kong	44.2%	Investment Holding
Brite Semiconductor Corporation	PRC	44.2%	Design House

#	Companies registered as wholly-owned foreign enterprises in the People’s Republic of China. (PRC), excluding for the purpose of this report, Hong Kong, Macau, and Taiwan.

*	For identification purposes only.

D. Property, plant and equipment

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

     In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Risk Factors — Risks Related to Conducting Operations in China—Limits placed on exports into China could substantially harm our business and operating results.”

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

Property

     Our corporate headquarters and our mega-fab in Shanghai occupy 367,895 square meters of land, for which we hold valid land use rights certificates. These fabs currently occupy approximately 45% of the total land area for which we hold valid land use rights. We also hold valid land use rights for the 240,140 square meters of land that comprise our Beijing site, approximately 75% of which will be occupied by the Beijing mega-fab. In 2005, we received land use rights certificates for 215,733 square meters of land in Tianjin, which is occupied by the Tianjin fab. We own all of the buildings and equipment for our fabs, except for certain customer-owned tooling provided to our Shanghai operations for test production on a consignment basis from our customers.

     The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1) or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	530,831/164,795	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	506,562/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/61,990	Wafer fabrication	owned/owned
Shenzhen Export Processing Zone, Shenzhen Pingshan
New Area, Guangdong	200,060/225,986	Wafer fabrication	owned/owned
Japan		Marketing
	na/55	activities	na/leased
USA		Marketing
	na/743	activities	na/leased
Italy		Marketing
	na/280	activities	na/leased
Hong Kong(2)	na/300	Representative	na/owned
Office

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

(2)	In February 2006, we purchased approximately 300 square meters of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.

     The construction of our 8-inch fab in Shenzhen began in 2008 in an effort to expand our production capacity. We anticipate the Shenzhen fab, after completion, will increase our monthly capacity by 30,000 to 40,000 wafers depending on product mix. This project will be financed through our operating cash flows as well as through external financing. See “Risk Factors — Risks Related to Our Financial Condition and Business — Since our operating cash flows will not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results,” and “Risk Factors — Risks Related to Our Financial Condition and Business — The construction and equipping of new fabs and the expansion of existing fabs are subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.”

     Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to an amendment to its domestic bank loan agreements, SMIC Beijing has pledged a portion of its land use right to the lenders. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

  Compliance of equipment and facilities to safety criteria, including the Semiconductor Equipment and Materials International and National Fire Protection Association standards

  A culture of accountability, whereby managers and employees are held responsible for the their own and their group’s safety performance;

  Regularly scheduled audits; and

  Standard management procedures.

     We have established at each fab, an Emergency Response Center (ERC) to respond to emergencies. The ERCs are staffed 24 hours a day and are equipped with safety and security monitoring systems such as closed circuit television, gas monitoring systems, public announcement systems, and fire alarm monitoring systems.

     Each department conducts emergency drills on a regular basis in accordance with our emergency response plan to address possible emergency situations that could arise. These emergency scenarios include fires, gas leakages, chemical spills, and power losses.

     We maintain insurance with respect to our facilities, equipment, and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including industrial accidents and natural disasters, generally up to the respective replacement values and loss due to business interruption. We have not made any significant claims under these insurance policies. Equipment and inventories in transit are also insured.

Environmental Matters

     The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations are subject to regulation and periodic monitoring by the PRC’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government and the Tianjin Municipal Government, which may in some cases, establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorize the Chinese national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or any of our subsidiaries for violations of environmental pollution.

     We believe our pollution control measures are effective and comply with the requirements applicable to the semiconductor industry in China and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements. In addition, we continuously investigate methods to lower our energy consumption, including making existing processes more efficient and reclaiming waste heat.

     The ISO 14001 standard is a voluntary standard and part of a comprehensive series of standards for environmental management published by the International Standards Organization. The ISO 14001 standard covers environmental management principles, systems and supporting techniques. SMIC first received ISO 14001 certification in August 2002.

     In addition, all fabs currently in operation have been QC 080000 certified to be compliant with the hazardous substances management directives such as RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment), which bans the use of various chemicals determined to be harmful to humans and the environment. Once the Shenzhen facility is in operation, it too will undergo certification for ISO 14001 and QC 080000 compliance.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

     We sold our majority ownership interest in AT and deconsolidated the entity on March 1, 2011. Accordingly, we reported the results of AT as a discontinued operation and retrospectively reflected this for all the years presented in our condensed consolidated statements of comprehensive income included in this annual report and presented throughout this Item 5.

A. Operating Results Overview

     We were founded in April 2000. In 2000 and 2001, our company was in its development stage and did not have any sales. During this period, we established our management structure, acquired land use rights, constructed, equipped and commenced the ramp-up of production at our 8-inch wafer facilities in Shanghai which are referred to as the Shanghai mega-fab, and began our research and development activities. The first fab in the Shanghai mega-fab and a portion of our second fab, commenced commercial production in January 2002. The remaining portion of our second fab and a third fab commenced commercial production in January 2003. In January 2004, we acquired an 8-inch fab in Tianjin, China, which we refer to as our Fab 7, from MCEL, a wholly owned subsidiary of Motorola. The first fab in the Beijing mega-fab commenced commercial production in March of 2005, the 12-inch fab in Shanghai commenced research and development activities in July, 2007 and commenced commercial production since January, 2008. As of December 31, 2011, we had reached total wafer fabrication capacity of 193,290 8-inch wafer equivalents per month. Our wafers shipped and sales increased from 1,334,261 wafers and US$1,037.7 million for 2009 to 1,979,851 wafers and US$1,532.4 million for 2010 and then decreased to 1,703,615 wafers and US$1,319.5 million for 2011.

     We manage our business and measure our results of operations based on a single operating segment. We anticipate increasing our aggregate capacity by the end of 2012 subject to market conditions. As we increase our capacity and corresponding wafer production, we anticipate benefits from economies of scale. When our capacity utilization is high, these economies of scale enable us to reduce our per wafer production cost and improve our margins. On the other hand, when our capacity utilization rate is low, our unused capacity results in higher per wafer production cost and decreased margins.

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

Substantial Capital Expenditures

     The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity since our inception, we incurred capital expenditures of US$ 190 million, US$728 million, and US$765 million in 2009, 2010, and 2011, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$746.7 million, US$584.2 million and 518.8 million in 2009, 2010, and 2011, respectively.

     The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$176.4 million in 2009, US$191.0 million in 2010 and US$191.5 million in 2011 on research and development expenses, which represented 17.0%, 12.5% and 14.5%, respectively, of our sales for 2009, 2010, and 2011. Our research and development costs are partially offset by related government subsidies and include non-recurring engineering costs associated with the ramp-up of a new wafer facility.

     We currently expect that our capital expenditures in 2012 will be approximately US$430 million, subject to adjustment based on market conditions, in order to expand our operations and which we plan to fund through our operating cash flows. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations and will adjust our capital expenditure plans as necessary.

Capacity Expansion

     We have expanded, and plan to continue to expand, our capacity through internal growth and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We anticipate increasing our aggregate capacity by the end of 2012 subject to market conditions.

Pricing

     We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped increased by 0.13% from US$774 per wafer in 2010 to $775 per wafer in 2011.

     The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2009, 2010 and 2011 and each of the quarters in the year ended December 31, 2011:

							For the
	For the		For the three months ended				year ended
	year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Process Technologies	2009	2010	2011	2011	2011	2011	2011
			(based on sales in US$)
0.045 micron	0%	0%	0%	0%	0.03%	0.25%	0.06%
0.065 micron	1.01%	5.45%	13.27%	20.65%	19.90%	21.02%	18.50%
0.09 micron	15.51%	17.48%	12.33%	7.66%	9.99%	9.22%	9.85%
0.13 micron	33.27%	32.92%	24.07%	22.84%	20.84%	22.29%	22.59%
0.15 micron	2.18%	1.72%	1.33%	2.50%	2.02%	1.35%	1.81%
0.18 micron	27.98%	25.87%	31.58%	31.52%	35.43%	35.88%	33.42%
0.25 micron	0.46%	0.47%	0.37%	0.41%	0.44%	0.35%	0.39%
0.35 micron	19.59%	16.09%	17.05%	14.42%	11.35%	9.64%	13.38%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

     Our initial sales after commencing commercial operations in 2002 consisted mainly of DRAM fabricated and sold on a foundry basis, as well as commodity-type DRAM fabricated using technology licensed from a third party and sold by us to distributors. During the first quarter of 2008, we reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter of 2008. As a result, our Beijing 300mm logic capacity has placed us in a better position to serve our global and China customers.

     The following table sets forth a breakdown of our sales by service type for 2009, 2010 and 2011:

	For the year ended December 31,
	2009		2010		2011
Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabrication of memory
wafers	34,038	3.28%	17,338	1.13%	3	0.0%
Fabrication of logic
wafers(1)	936,187	90.22%	1,416,250	92.42%	1,219,442	92.42%
Other(2)	67,440	6.50%	98,872	6.45%	100,021	7.58%

Total	$1,037,665	100.00%	1,532,460	100.00%	1,319,466	100.00%

(1)	Includes copper interconnects and memory devices whose manufacturing process is similar to that for a logic device.

(2)	Includes mask-making and probing, etc.

Capacity Utilization Rates

     Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2009, 2010 and 2011, approximately 49%, 40% and 34% respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 75.0% in 2009, 96.1% in 2010, and 68.9% in 2011. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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

     Please see “Item 8.A — Financial Information Consolidated Statements and Other Financial Information— Litigation” regarding the Accounting Treatment for the 2005 and 2009 Settlement Agreements with TSMC.

Inventory

     Inventories are stated at the lower of cost or market. Inventory cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the average basis. We determine the standard cost of each wafer based on estimates of the materials, labor, and other costs incurred in each process step associated with the manufacture of our products. We allocate labor and overhead costs to each step in the wafer production process based on normal fab capacity, with costs arising from abnormal under-utilization of capacity expensed when incurred. The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor equipment, are allocated over a larger number of units produced.

     We estimate the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the market value of a good drops below its carrying value, we record a write-off to cost of sales for the difference between the carrying cost and the market value. During the years ended December 31, 2009, 2010 and 2011, we recorded inventory write downs of US$26.3 million, US$19.9 million and US$26.1 million, respectively, to reflect a decline in the estimated market value of the inventory we held. We carry out an inventory review at each quarter-end.

Depreciation and Amortization

     We operate in a capital-intensive business. We periodically review and assess the estimated useful life of our assets based on expected use by us, taking into account effects of obsolescence, demand, and other economic factors. The net book value of our plant and equipment, including prepaid land use rights, at December 31, 2011 was US$2,593.8 million. Depreciation of manufacturing buildings and related improvements is provided on a straight-line basis over the estimated useful life of 25 years and commences from the date the facility is ready for its intended use. Depreciation of our manufacturing machinery and equipment, as well as our facility, machinery and equipment, is provided on a straight-line basis over the estimated useful life, commencing from the date that the equipment is placed into productive use. A 5 to 7 year useful life is used for manufacturing machinery and equipment while a 10 year useful life is used for facility, machinery and equipment. Amortization of land use rights is over the term of the land use right agreement, which ranges from 50 to 70 years. Amortization of intangible assets is computed using the straight-line method over the expected useful life of the assets ranging from 3 to 10 years. The estimated useful life and dates that the equipment is placed into productive use reflects our estimate of the periods that we intend to derive future economic benefits from the use of our plant and equipment and land use rights.

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

     In 2011 and 2010, we recorded an impairment loss of $17.7 million and $8.4 million, respectively, associated with the disposal of fixed assets with outdated technologies, $3.3 million of which in 2010 was related to the subsidiary that was deconsolidated in 2011.

     In 2009, the effect of adverse market conditions and significant changes in our operation strategy lead to our identification and commitment to abandon a group of long-lived assets equipped with outdated technologies and no longer receiving vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, we recorded an impairment loss of $102.4 million and a discontinued operation loss of $2.3 million after writing down the carrying value of these assets to zero, respectively.

Revenue Recognition

     We manufacture semiconductor wafers for our customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. We also sell certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. We also provide certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

     Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales-related taxes.

     Customers have the right of return within one year pursuant to warranty and sales return provisions. We typically perform tests of our products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. We estimate the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

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

     The fair value of options and shares issued pursuant to our option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. We estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. We use projected volatility rates based upon our historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Income Tax

     As an exempted company incorporated in the Cayman Islands, we are exempt from Cayman Islands taxation.

     Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including Japan, United States, and Europe. Our income tax obligations to date have been minimal.

     We account for income taxes using an asset and liability approach for financial accounting and reporting for income tax purposes. Under the asset and liability method, deferred income taxes are recognized for temporary differences, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including past performance, the general outlook of the semiconductor industry, business conditions caused by the global economic downturn, projected future taxable income and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. We conduct this analysis on a quarterly basis. As of December 31, 2011, we have recognized deferred tax assets including $197.3 million from net operating loss carry forward and $80.5 million from temporary difference between the tax and book base of certain fixed assets.

     We considered positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purpose. Based on the current profit, projected future profitability, and other available evidence, we believed it was more-likely-than-not that SMIC would not realize all the deferred tax assets in future periods. Accordingly, $284 million of valuation allowances have been provided for our deferred tax assets as of December 31, 2011.

     We have no material uncertain tax positions as of December 31, 2011 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. We classify interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011, the amount of interest and penalties related to uncertain tax positions is immaterial. We do not anticipate any significant increases or decreases to our liability for unrecognized tax benefits within the next 12 months.

Foreign Currency Fluctuations

     Our sales are generally denominated in U.S. dollars and our operating expenses and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Accordingly, we are affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the Renminbi. See “Item 3.D—Risk Factors — Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors - Risks Related to Our Financial Condition and Business — Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates and Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Rate Fluctuation Risk” for a discussion of our efforts to minimize such risks.

Recent Accounting Pronouncements

     In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs”. The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

     On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. We have early adopted the revised guidance on both Presentation of Comprehensive Income and Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards and now present a continuous statement of comprehensive income.

     In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

     In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

     Incentives from the Chinese government

     The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries from the Chinese government. Our Shanghai, Beijing, and Tianjin subsidiaries are qualified as integrated circuit production enterprises under the Chinese government’s Several Policies to Encourage the Development of Software and Integrated Circuit Industry. Under these policies, any company that engages in the semiconductor industry in China and has a total investment size in excess of 8,000 million Renminbi (approximately US$964 million) and fabricates integrated circuits that have a line width of less than 0.25 micron are entitled to the last three benefits listed below. For a more detailed discussion of these incentives, see “Item 4.B-Information on the Company—Business Overview —Regulation.”

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

     In 2011, fabless semiconductor companies accounted for 81.95%, IDMs accounted for 13.33% and systems and other companies accounted for 4.72%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2009, 2010, and 2011 our five largest customers accounted for approximately 60.0%, 53.7%, and 49.3% of our sales, respectively. Given our small capacity, relative to the industry, the effect of seasonality is lessened and customer satisfaction plays a larger role in sales.

Cost of sales

     Our cost of sales consists principally of:

  depreciation and amortization;

  overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities and royalties;

  direct materials, which consist of raw wafer costs;

  labor, including share-based compensation expenses for employees directly involved in manufacturing activities; and

  production support, including facilities, utilities, quality control, automated systems and management functions.

     Our depreciation expenses attributable to cost of sales were US$575.1 million, US$491.1 million and US$415.6 million in 2009, 2010 and 2011, respectively.

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

  General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resource personnel, commercial insurance, fees for professional services and bad debt expenses.

  Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

Other income (expenses)

Our other income (expenses) consists of:

  interest income, which has been primarily derived from cash equivalents and short-term investments;

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

Comparisons of Results of Operations

Consolidated Financial Data

     The summary consolidated financial data presented below as of and for the years ended December 31, 2009, 2010, and 2011 are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The summary consolidated financial data presented below as of and for the years ended December 31, 2007 and 2008 is derived from our audited consolidated financial statements not included in this annual report.

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Statement of Comprehensive Income:
Sales	$1,523,502	$1,322,092	$1,037,665	$1,532,449	$1,319,466
Cost of sales(1)	1,390,187	1,393,788	1,158,148	1,229,266	1,217,525
Gross profit (loss)	133,315	(71,696)	(120,483)	303,183	101,941
Operating expenses (income):
Research and development	96,686	105,577	176,420	191,046	191,473
General and administrative	68,775	62,466	215,845	41,387	57,435
Selling and marketing	18,489	20,434	26,209	29,087	32,558
Impairment loss of long-lived assets	—	106,741	126,635	5,138	17,691
Loss (gain) from sale of plant
and equipment and other fixed assets	(28,651)	(2,890)	3,891	97	509
Litigation settlement	—	—	269,637	—	—
Other operating income	—	—	—	(16,493)	(7,009)
Total operating expenses, net	155,299	292,328	818,637	250,262	292,657
Income (loss) from operations	(21,984)	(364,024)	(939,120)	52,921	(190,716)

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Other income (expenses):
Interest income	11,506	11,289	2,547	4,086	4,724
Interest expense	(37,936)	(50,733)	(24,587)	(22,563)	(20,583)
Change in the fair value of
commitment to issue shares and warrants	—	—	(30,101)	(29,815)	—
Foreign currency exchange gain (loss)	8,039	11,261	7,291	5,101	17,589
Other, net	2,099	6,371	(4,549)	6,534	6,709
Total other income (expense), net	(16,292)	(21,812)	(49,399)	(36,657)	8,439
Income (loss) from continuing
operations before income tax
and equity investment	(38,276)	(385,836)	(988,519)	16,264	(182,277)
Income tax benefit (expense)	29,720	(26,433)	46,624	4,818	(82,503)
Gain (loss) from equity investment	(4,013)	(444)	(1,782)	285	4,479
Income (loss) from continuing
operations	(12,569)	(412,713)	(943,677)	21,367	(260,301)
Income (loss) from discontinued
operations net of tax effect	(9,755)	(19,667)	(18,800)	(7,356)	14,741
Net income (loss)	(22,324)	(432,380)	(962,477)	14,011	(245,560)
Accretion of interest to
noncontrolling interest	2,856	(7,851)	(1,060)	(1,050)	(1,319)
Loss attributable to noncontrolling
interest	—	—	—	140	63
Net income (loss) attributable to
Semiconductor Manufacturing
International Corporation	(19,468)	(440,231)	(963,537)	13,100	(246,816)
Deemed dividends on convertible
preferred shares	—	—	—	—	(64,970)
Net income (loss) attribute to
holders of ordinary shares	(19,468)	(440,231)	(963,537)	13,100	(311,786)
Net income (loss)	(22,324)	(432,380)	(962,477)	14,011	(245,560)
Other comprehensive income (loss):
Foreign currency translation adjustment	(94)	(437)	53	(706)	4,938
Comprehensive income (loss)	(22,418)	(432,817)	(962,424)	13,305	(240,622)
Comprehensive income (loss) attribute to noncontrolling interest	2,856	(7,851)	(1,060)	(910)	(1,256)
Comprehensive income (loss) attribute to Semiconductor Manufacturing International Corporation	(19,562)	(440,668)	(963,484)	12,395	(241,878)

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands, except for share, ADS, percentages, and operating data)
Earnings (loss) per ordinary share, basic	$(0.00)	$(0.02)	$(0.04)	$0.00	$(0.01)
Earnings (loss) per ordinary share, diluted	$(0.00)	$(0.02)	$(0.04)	$0.00	$(0.01)
Weighted average shares used in computing basic earnings (loss) per ordinary share (2)(3)	18,501,940,489	18,682,544,866	22,359,237,084	24,258,437,559	27,435,853,922
Weighted average shares used in computing diluted earnings (loss) per ordinary share(3)	18,501,940,489	18,682,544,866	22,359,237,084	25,416,597,405	27,435,853,922
Earnings (loss) per
ADS, basic(3)	$(0.05)	$(1.18)	$(2.15)	$0.03	$(0.57)
Earnings (loss) per
ADS, diluted(3)	$(0.05)	$(1.18)	$(2.15)	$0.03	$(0.57)
ADS used in calculating basic earnings (loss) per ADS	370,038,810	373,650,897	447,184,742	485,168,751	548,717,078
ADS used in calculating diluted earnings (loss) per ADS	370,038,810	373,650,897	447,184,742	508,331,948	548,717,078
Other Financial Data:
Gross margin	8.8%	-5.4%	-11.6%	19.8%	7.7%
Operating margin	-1.4%	-27.5%	-90.5%	3.5%	-14.5%
Net margin	-1.5%	-32.7%	-92.8%	0.9%	-18.6%
Operating Data:
Wafers shipped (in
8” equivalents)
Total	1,806,535	1,590,778	1,334,261	1,979,851	1,703,615
ASP(4)	843	831	778	774	775

(1)	Including share-based compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2006, 2007, 2008 and 2009 earnings (loss) per share did not differ from diluted loss per share.

(3)	Each ADS represents 50 ordinary shares.

(4)	Total sales/total wafers shipped.

Comparisons of the Years Ended December 31, 2009, 2010 and 2011

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

     Sales. Sales decreased by 13.9% from US$1,532.4 million for 2010 to US$1,319.5 million for 2011, primarily due to a decrease in overall wafer shipments. For the full year of 2011, the overall wafer shipments were 1,703,615 units of 8-inch equivalent wafers, down 14.0% year-on-year.

     The average selling price of the wafers we shipped increased from US$774 per wafer to US$775. The percentage of wafer revenues from advanced technologies, 90nm and below, increased from 22.9% to 28.4% between these two periods.

     Cost of sales and gross profit (loss). Cost of sales decreased by 1.0% from US$1,229.3 million for 2010 to US$1,217.5 million for 2011. Out of the total cost of sales for 2011, US$415.6 million was attributable to depreciation of plant and equipment , US$1.8 million was attributable to share-based compensation costs and the remainder, other manufacturing costs of US$800.1 million was mainly comprised of material cost, labor cost and repair and maintenance cost. Out of the total cost of sales for 2010, US$491.1 million was attributable to depreciation of plant and equipment, $2.8 million was attributable to share-based compensation costs and the remainder, other manufacturing costs of US$735.4 million was mainly comprised of material cost, labor cost and repair and maintenance cost.

     We had a gross profit of US$101.9 million for 2011 compared to US$303.2 million in 2010. Gross margins were 7.7% in 2011 compared to 19.8% in 2010. The decrease in gross margins was primarily due to a decrease in revenues and an increase in other manufacturing costs offset by a decrease in depreciation as certain plant and equipment were fully depreciated.

     Operating income (expenses) and income (loss) from operations. Operating expenses increased by 16.9% from US$250.3 million for 2010 to US$292.7 million for 2011 primarily due to charges related to an increase in general and administrative expenses and an increase in impairment losses in 2011.

     Research and development expenses slightly increased only by 0.3% from US$191.0 million for 2010 to US$191.5 million for 2011.

     General and administrative expenses increased by 38.6% from US$41.4 million for 2010 to US$57.4 million for 2011, primarily due to an increase in personnel, city maintenance and construction tax expenses and extra charges for education.

     Selling and marketing expenses increased by 12.0% from US$29.1 million for 2010 to US$32.6 million for 2011, due to an increase in sales and marketing activities.

     Impairment of plant and equipment. In 2011 and 2010, the Company recorded an impairment loss of $17,691,318 and $8,442,050, respectively, associated with the disposal of fixed assets with outdated technologies, $3,304,125 of which in 2010 was related to the subsidiary that was deconsolidated in 2011. As a result, our loss from operations was US$190.7 million in 2011 compared to income from operations of US$52.9 million in 2010. Operating margin was (14.45%) and 3.5%, for 2011 and 2010, respectively.

     Other income (expenses). Other income was US$8.4 million in 2011 compared to other expense of US$36.7 million in 2010 due to the change in the fair value of commitment to issue shares and warrants. Total foreign exchange gain was US$17.6 million in 2011 as compared to US$5.1 million in 2010.

     Discontinued Operations. On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

     The Company recorded a gain of $17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

     Net income (loss). Due to the factors described above, we recorded a net loss of US$245.6 million in 2011 compared to a net income of US$14.0 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

     Sales. Sales increased by 47.7% from US$1,037.7 million for 2009 to US$1,532.4 million for 2010, primarily due to an increase in overall wafer shipments. For the full year 2010, the overall wafer shipments were 1,979,851 units of 8-inch equivalent wafers, up 48.4% year-on-year. The average selling price of the wafers we shipped decreased by 0.5% from US$778 per wafer to US$774. The percentage of wafer revenues from advanced technologies, 90nm and below, increased from 16.5% to 22.9% between these two periods.

     Cost of sales and gross profit (loss). Cost of sales increased by 6.1% from US$1,158.1 million for 2009 to US$1,229.3 million for 2010. Out of the total cost of sales for 2010, US$491.1 million was attributable to depreciation of plant and equipment, $2.8 million was attributable to amortization of deferred costs and share-based compensation costs and the remainder, other manufacturing costs of US$735.4 million was mainly comprised of material cost, labor cost and repair and maintenance cost. Out of the total cost of sales for 2009, US$562.7 million was attributable to depreciation of plant and equipment, $23.5 million was attributable to amortization of deferred costs and share-based compensation costs and the remainder, other manufacturing costs of US$571.9 million was mainly comprised of material cost, labor cost and repair and maintenance cost.

     We had a gross profit of US$303.2 million for 2010 compared to a gross loss of US$120.5 million in 2009. Gross margins were 19.8% in 2010 compared to (11.6) % in 2009. The increase in gross margins was due to higher overall wafer shipments in 2010 driven by the market recovery from the 2009 global recession and $71.6 million decrease in depreciation expense.

     Operating income (expenses) and income (loss) from operations. Operating expenses decreased by 69.4% from US$818.6 million for 2009 to US$250.3 million for 2010 primarily due to charges related to settlement of litigation, bad debt provision and plant and equipment impairment loss in 2009. We recorded litigation settlement expense, bad debt expense and impairment loss of US$269.6 million, US$115.8 million and US$126.6 million, respectively, in 2009.

     Research and development expenses increased by 8.3% from US$176.4 million for 2009 to US$191.0 million for 2010, due to an increase expenses associated with 65nm and 45nm technology development.

     General and administrative expenses decreased by 80.8% to US$41.4 million for 2010 from US$215.8 million for 2009, primarily due to bad debt expenses of US$115.8 million recorded in 2009.

     Selling and marketing expenses increased by 11.1% from US$26.2 million for 2009 to US$29.1 million for 2010, due to an increase in sales and marketing activities.

The amortization of acquired intangible assets decreased from US$35.1 million for 2009 to US$27.2 million for 2010.

     Impairment of plant and equipment. In 2010, we recorded an impairment loss of $8.4 million associated with the disposal of fixed assets with outdated technologies, $3,304,125 of which in 2010 was related to the subsidiary that was deconsolidated in 2011 compared to an impairment loss of $102.4 million and a discontinued operation loss of $2,312,736 recorded in 2009 in connection with certain obsolete assets that were held to be abandoned.

As a result, our income from operations was US$52.9 million in 2010 compared to loss from operations of US$939.1 million in 2009. Operating margin was 3.5% and (90.5)%, for 2010 and 2009, respectively.

     Other income (expenses). Other expenses decreased from US$49.4 million in 2009 to US$36.7 million in 2010. The foreign exchange gain, combining the operating and non-operating activities, was US$5.1 million in 2010 as compared to US$7.3 million in 2009.

     Net income (loss). Due to the factors described above, we recorded a net income of US$14.0 million in 2010 compared to a net loss of US$962.5 million in 2009.

Liquidity and Capital Resources

     Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. We will require access to significant capital to fund our future capital and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. We believe the working capital is sufficient for our present requirements. In the first quarter of 2012, we have entered into two new syndicate loans, the details of which are set forth below under the heading “Capital Expenditures”. Cash flows from operation in 2012 and the new syndicate loans should be sufficient to meet our capital expenditure requirements. If necessary, we will also explore other forms of external financing.

     The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

	For the year ended
	December 31,
	2009	2010	2011
	(in US$ thousands)
Net cash provided by operating activities:
Net income (loss)	$(962,478)	$14,011	$(245,559)
Depreciation	746,685	584,242	518,840
Total	283,566	694,613	398,352
Net cash used in investing activities:
Purchase of property, plant and equipment	(217,269)	(491,539)	(950,559)
Total	(211,498)	(583,713)	(922,626)
Net cash provided by (used in) financing activities:
Proceeds from short-term borrowings	726,897	716,676	1,251,371
Repayment of short-term borrowings	(641,291)	(631,485)	(1,015,999)
Proceeds from long-term debt	100,946	10,000	74,979
Repayment for long-term debt	(241,655)	(254,382)	(323,319)
Total	(78,902	(37,851)	268,855
Net increase (decrease) in cash and cash equivalents	$(6,767)	$72,346	$(254,193)

Operating Activities

As of December 31, 2011, we had US$261.6 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2011 was US$398.4 million, which was primarily due to the net loss of US$245.6 million, an increase of US$36.4 million in accounts receivable, an increase of US$66.5 million in other long-term liabilities, and the add-back of US$518.8 million in depreciation.

     As of December 31, 2010, we had US$515.8 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2010 was US$694.6 million, which was primarily due to the income attributable to holders of ordinary shares of US$13.1 million, an increase of US$19.7 million in inventories, an increase of US$2.4 million in accounts receivable, an increase of US$34.2 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$584.2 million in depreciation and amortization relating to commercial production.

     As of December 31, 2009, we had US$443.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2009 was US$283.6 million, which was primarily due to the loss attributable to holders of ordinary shares of US$963.5 million, an increase of US$22.1 million in inventories, an increase of US$95.4 million in accounts receivable, an increase of US$35.8 million in accounts payable relating to the purchase of materials and inventories, and the add-back of US$748.2 million in depreciation and amortization relating to commercial production.

Investing Activities

     Our net cash used in investing activities was US$922.6 million in 2011, US$583.7 million in 2010, and US$211.5 million in 2009. These amounts were primarily attributable to purchases of plant and equipment for our mega-fabs in Shanghai and Beijing, and Tianjin fab in these periods as well as costs associated with the Shanghai fab construction.

Financing Activities

     Our net cash used in financing activities in 2011 was US$268.9 million. This was primarily derived from US$1,251 million in proceeds from short-term borrowings, US$75.0 million in proceeds from long-term debt, US$1,016 million in the repayment of short-term borrowings, US$323.3 million in the repayment of long-term debt, US$30.0 million in the repayment of promissory notes and US$308.3 million in proceeds from issuance of convertible preferred shares.

     Our net cash used in financing activities in 2010 was US$37.9 million. This was primarily derived from US$716.7 million in proceeds from short-term borrowings, US$10.0 million in proceeds from long-term debt, US$631.5 million in the repayment of short-term borrowings, US$254.4 million in the repayment of long-term debt, US$80.0 million in the repayment of promissory notes and US$199 million in proceeds from issuance of ordinary shares.

     Our net cash used in financing activities in 2009 was US$78.9 million. This was primarily derived from US$726.9 million in proceeds from short-term borrowings, US$100.9 million in proceeds from long-term debt, US$641.3 million in the repayment of short-term borrowings, and US$241.7 million in the repayment of long-term debt.

Capital Expenditures

     We incurred capital expenditures of US$190 million, US$728 million and US$765 million in 2009, 2010 and 2011, respectively. We currently expect our capital expenditures in 2012 to total approximately US$430 million, subject to adjustment based on market conditions, principally to expand our operations at our 12” fab in Shanghai. We have financed our substantial capital expenditure requirements through the proceeds received in our Global Offering, several rounds of private financing, cash flows from operations, and bank borrowings. In addition, once a fab is in operation at acceptable capacity and yield rates, it can provide significant cash flows.

     The construction in progress balance of approximately $591,960,595 as of December 31, 2011, primarily consisted of $373,699,154 and $105,379,439 of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and $92,373,431 related to the ongoing 8” wafer construction project at SMIC Shenzhen. The construction in progress at SMIC Beijing and SMIC Shanghai is currently estimated to be completed prior to June 2012. The additional amount paid to complete these construction initiatives is expected to be $62,000,000. The remainder of the construction in progress $20,508,571 relates to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2012.

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

     Our cash flows from operations have historically exceeded operating income, reflecting our significant non-cash depreciation expenses. We will require significant access to capital in order to meet future capital and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. In the first quarter of 2012, SMIS entered into the new syndicate loan, a three-year loan facility in the principal amount of US$268 million with 9 banks, and SMIB entered into the new syndicate loan, a seven-year loan facility in the principal amount of US$600 million with 5 banks. We believe that cash flows from operations in 2012 and new syndicate loans should be sufficient to meet our capital expenditure requirement. If necessary, we will also explore other forms of external financing.

Commitments

     As of December 31, 2011, we had commitments of US$40.3 million for facilities construction obligations for our Shanghai, Beijing, Tianjin, and Shenzhen facilities. We had commitments of US$420.5 million to purchase machinery and equipment for Shanghai, Beijing, Shenzhen and Tianjin fabs. For additional information, see “Item 5.A — Operating and Financial Review and Prospects-Operating Results—Factors that Impact Our Results of Operations-Substantial Capital Expenditures” and “Item 5.A—Operating and Financial Review and Prospects —Operating Results —Factors that Impact Our Results of Operations—Capacity Expansion.” As of December 31, 2011, our outstanding long-term liabilities primarily consisted of US$263.7 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment due in September 2013.

Shanghai USD and RMB loan

     In June 2009, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai USD and RMB loan, a two-year loan facility in the principal amount of US$80 million and RMB200million (approximately US$29.3 million) with The Export-Import Bank of China. The principal amount was fully repaid in 2011.

     The facility was secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two-year bank facility was used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche varied from 2.4% to 4.86%.

Shanghai USD loan

     In April 2011, SMIS entered into the Shanghai USD loan, a new two-year loan facility in the principal amount of US$69 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion for SMIS’s 12-inch fab. As of December 31, 2011, SMIS had drawn down US$26.5 million. The principal amount of $3.0 million will be repayable within 2012 and $23.5 million be repayable in June 2013. The interest rate is 4.395%.

     The total outstanding balance of the facilities is collateralized by certain equipment of SMIS with an original cost of US$38.6 million as of December 31, 2011.

     The Shanghai USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2011.

Beijing USD syndicate loan

     In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. SMIB made a payment of US$109 million in 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain predetermined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rate before the amendment was 2.59%, and the interest rate after the amendment is 2.9945%.

     The total outstanding balance of the Beijing USD syndicate loan is collateralized by SMIB’s plant and equipment with an original cost of US$1,318.6 million as of December 31, 2011.

     The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of noncash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011.

     Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1. [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses <1; and

2. (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 70% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

     SMIB was in compliance with these covenants as of December 31, 2011.

Beijing USD and RMB Loan

     In September 2011, SMIB entered into the Beijing USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2011, SMIB had drawn down US$25 million and RMB150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate is variable from 6.35% to 6.65%.

     The total outstanding balance of the Beijing USD and RMB Loan is collateralized by SMIB’s plant and equipment with an original cost of $US132.3 million as of December 31, 2011.

EUR loan

     On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. The interest rate is variable from 2.5% to 5.0%.

     The total outstanding balance of the facility is collateralized by certain SMIS’s equipment at the original cost of US$115 million as of December 31, 2011.

Tianjin USD syndicate loan

     In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$300 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab.

     We have guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and interest rate varied from 1.6% to 1.7%. The facility was fully repaid.

     Any of the following in respect of SMIT would have constituted an event of default during the term of the loan agreement:

• [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

• The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

     SMIT was in compliance with these covenants as of December 31, 2011.

     Short-term Credit Agreements.

     As of December 31, 2011, we had 24 short-term credit agreements that provided total credit facilities of up to US$919 million on a revolving credit basis. As of December 31, 2011, the Company had drawn down      US$607.4 million under these credit agreements and US$311.6 million was available for future tradings and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$43.3 million, which is secured by term deposits, and US$23.2 million, which is secured by real property with an original cost of US$17.5 million. The interest expense incurred in 2011 was $20.8 million of which $10.2 million was capitalized as additions to assets under construction. The interest rate ranged from 1.6% to 7.2% in 2011.

     Please see “Item 8.A — Financial Information- Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” on our ability to pay dividends on our ordinary shares.

     Please see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.

C. Research and Development, Patents and Licenses, etc.

     Our research and development activities are principally directed toward the development and implementation of more advanced and lower cost process technology. We spent US$176.4 million in 2009, US$191.0 million in 2010 and US$191.5 million in 2011 on research and development expenses, which represented 17.0%, 12.5% and 14.5%, respectively, of our sales in those respective years. Our research and development costs were partially offset by related government subsidies of US$31.9million, US$32.8 million and US$42.6 million in 2009, 2010 and 2011 respectively and included non-recurring engineering costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2012 for our 28 and 22/20 nanometer manufacturing process.

     The research and development (R&D) efforts were focused primarily on advanced logic and system-on-chip (SOC) process technologies. SMIC in 2011 has achieved many significant milestones. In the area of advanced logic process technologies, 55-nanometer (nm) low-leakage (LL) process technology, a half node derivative from the existing 65nm LL, was released for volume manufacturing early in the year, 45nm and 40nm (LL) passed qualification in partnership with major customers both domestic and abroad and started risk production in the fourth quarter, the development of 28nm process technologies is underway and on schedule with respect to the planned roadmap, and pathfinding on 22/20nm process technology started in the fourth quarter. The 55nm LL and 40nm LL process technologies are complemented with silicon-based SPICE models, PDK, DRC and silicon-validated IP for supporting mixed-signal and RF product design of customers. In the memory process technologies, 0.13um e-EEPROM process technology for bankcard/insurance card and 90nm eFlash for high-end smartcard have been successfully set up and are under product-based testing, and 90nm ETOX NOR Flash was brought into production. In the CMOS image sensor process technology area, 1.75um pixel device successfully developed and qualified, and ready for 2 mega and 3 mega pixel applications. On the process technology for power management (PMIC), a major program to support the 10/30/35 volt platform was successfully developed, qualified and is now supporting volume production of multiple products. Lastly, the program on CMOS based MEMS (CMEMS), Integrated Passive Devices (IPD) and Through Silicon Via (TSV) had achieved major milestones and will be placed into field for initial production at specific time points in 2012. During 2011, SMIC made more than 1,000 patent filings as a result of its R&D activities.

     We employ approximately 450 research and development engineers with experience in the semiconductor industry. Most of them have advanced degrees from leading universities in China and around the world. To address the planned R&D activities in 2012 and 2013, the Technology Research & Development business function unit carried out organization building and restructuring in 2011 for improved operational efficiency and the unit is planning a manpower increase of ten percent or more in 2012.

D. Trend Information

     See “Item 5 — Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

E. Off-Balance Sheet Arrangements

     We have not entered into any off-balance sheet transactions.

F. Tabular Disclosure of Contractual Obligations

     Set forth in the table below are the aggregate amounts, as of December 31, 2011, of our future cash payment obligations under our existing debt arrangements on a consolidated basis:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(consolidated, in US$ thousands)
Short-Term Borrowings(1)	$607,427	$607,427	$—	$—	$—
Secured long-term loans(1)	263,715	191,354	72,361	—	—
Purchase Obligations(2)	460,783	460,783	—	—	—
Other Long-Term Obligations(3)	57,934	29,374	28,560	—	—
Total Contractual Obligations	$1,389,859	$1,288,938	$100,921	$—	$—

(1)	These amounts represent outstanding borrowings. Refer to F-27, “Indebtedness”, for a description of the short-term and long-term borrowings.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)	Includes the remaining installment payments relating to the settlement with TSMC.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     Members of our board of directors are elected by our shareholders. As of April 20, 2012, our board of directors consists of nine directors.

     Our executive officers are appointed by, and serve at the discretion of, our board of directors. The following table sets forth the names, age and positions of our directors and executive officers as of April 20, 2012.

Name	Age	Position
Directors
Zhang Wenyi	65	Chairman and Executive Director
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director
Chen Shanzhi	43	Non-Executive Director
Gao Yonggang	47	Non-Executive Director
Lawrence Juen-Yee Lau	67	Non-Executive Director
Zhou Jie	44	Non-Executive Director
Tsuyoshi Kawanishi	83	Independent Non-Executive Director
Frank Meng	51	Independent Non-Executive Director
Lip-Bu Tan	52	Independent Non-Executive Director

Senior Managers
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director
Chris Chi	60	Chief Business Officer
Gary Tseng	55	Chief Financial Officer
Barry Quan	60	Chief Legal Officer
Shiuh-Wuu Lee	64	Vice President, Technology Development
Haijun Zhao	48	Vice President, North Operations
Jyishyang Liu	59	Vice President, Central Engineering & Services
		Vice President, Central Operations (Acting)
John Peng	47	Associate Vice President, General Manager of China BU

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

Zhang Wenyi
Chairman of the Board, Executive Director

Mr. Zhang Wenyi joined us in 2011. He has been a Director of ours since 2011 and is also a director of several subsidiaries of the Group. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the board of directors of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and Chairman of the board of directors of Shanghai Hua Hong NEC Electronics Co., Ltd., a subsidiary of Hua Hong Group, where he successfully transformed its business model into that of a foundry services company. He was also chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and Chairman of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s former Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang received his bachelor of science degree in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Tzu-Yin Chiu
Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu joined us as Chief Executive Officer and Executive Director in 2011. He is also a director of almost all of the Group’s subsidiaries. Dr. Chiu is a semiconductor industry veteran with over 29 years of experience spanning technology research, business development, operations and corporate management. Prior to joining us, Dr. Chiu was President and CEO of Hua Hong NEC. He has served in various executive positions across the semiconductor industry, including as President and Chief Operating Officer of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, Senior Vice President of Shanghai Operations at SMIC, and Senior Director of Fab Operations at TSMC. He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds ten semiconductor technology patents in the U.S. with three patents pending, and has published over thirty technical articles.

Chen Shanzhi
Non-Executive Director

Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the Senior Vice President, Chief Technology Officer and Chief Information Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the Senior Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd., where he is responsible for strategy development, technology and standard development, corporate information technology, strategic alliances and cooperation, investment budget management, and external industrial investment. Dr. Chen is a member of the expert group of the Information technology of the National High Technology Research and Development Program of China (863 Program). Dr. Chen received his bachelor’s degree from Xidian University, Master’s degree from China Academy of Posts and Telecommunications of Ministry of Posts and Telecommunications and Ph. D. degree from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, most of which were published by SCI and EI and many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Gao Yonggang
Non-Executive Director

Mr. Gao Yonggang has been a Director since 2009, and is also a director of several subsidiaries of ours. Mr. Gao is currently the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co. Ltd., and the executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He is also a director and a Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a managing director of the China Accounting Society, and a member of the Central Enterprise Youth Federation. Mr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firms like state-owned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission. Mr. Gao received a Ph. D. degree in management from Nankai University and has engaged in in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications.

Zhou Jie
Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd., or SIIC, an executive director and the executive deputy Chief Executive Officer of Shanghai Industrial Holdings Limited, or SIHL. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He is currently the chairman of the supervisory committee of Shanghai Pharmaceuticals Holdings Co., Ltd.. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital market operation.

Lawrence Juen-Yee Lau
Non-Executive Director

Professor Lawrence Juen-Yee Lau has been a Director since 2011. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a wholly owned subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau received his bachelor of science degree (with Great Distinction) in Physics and Economics from Stanford University in 1964 and his Master of Arts and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively.

Tsuyoshi Kawanishi
Independent Non-Executive Director

Mr. Tsuyoshi Kawanishi has been a Director since 2001 and is also a director of a subsidiary of tours. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry as an advisor to the Semiconductor Equipment and Materials International (SEMI).

Frank Meng
Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been with the telecom and semiconductor industry for over 20 years. Mr. Meng joined Motorola in April 2010 and is now the Senior Vice President and President of Greater China for Motorola Mobility Inc. (NYSE: MMI), where he is responsible for overseeing all aspects of the company’s business and sales operations in China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. (NASDAQ:QCOM). Prior to joining Qualcomm Inc., he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc. in Beijing, Infocomm International Corp. in Taipei and Allen Telecom Inc. in Cleveland, Ohio, United States. Mr. Meng received his bachelor of science degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York.

Lip-Bu Tan
Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2002 and is also a director of a subsidiary of ours. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence board of directors since 2004. He also serves on the boards of Flextronics International (NASDAQ: FLEX), SINA (NASDAQ: SINA), Inphi (NYSE: IPHI), Global Semiconductor Alliance and several other private companies. Mr. Tan received his Bachelor of Science degree from Nanyang University in Singapore, his MBA from the University of San Francisco, and his Master of Science degree in Nuclear Engineering from the Massachusetts Institute of Technology.

Senior Management
Chris Chi
Chief Business Officer

Mr. Chris Chi joined us in 2010. Prior to joining us as Chief Business Officer, Mr. Chi was a consultant for C-Square Consulting. Prior to that, Mr. Chi first joined us in 2008 as Senior Vice President of Corporate Marketing & Sales. From 1981 to 2007, he held management positions with TPO Corporation, Freescale Semiconductor, UMC Europe, UMCi Ltd. Singapore, UMC, Chartered Semiconductor Manufacturing Ltd., and Rockwell International Corporation. Mr. Chi is a Ph.D. candidate in materials science and he received his master’s degree in materials engineering from the University of California, Los Angeles. With more than 30 years of experience in the semiconductor industry, Mr. Chi is the holder of 5 patents.

Gary Tseng
Chief Financial Officer

Mr. Gary Tseng joined us in 2010. Prior to joining us as Chief Financial Officer, Mr. Tseng was the Chief Operating Officer at China Solar Corporation, a thin-film solar manufacturing start-up company in Shandong, China. From 1983 to 2007, Mr. Tseng held management positions at Legend Semiconductor (LSMC), Digital Display Manufacturing Co., Quanta Computer Company, United Microelectronics Corporation, Taiwan Semiconductor Manufacturing Company Limited, Philips Taiwan Limited, Philips companies in Taiwan, Philips Semiconductor operations in USA and Philips Semiconductor packaging operations in Taiwan. Mr. Tseng received his Master of Science degree in finance from the University of Missouri-Columbia, and his Bachelor of Science in accounting from National Cheng Kung University in Taiwan. In addition, Mr. Tseng is a Certified Public Accountant, Certified Management Accountant and Certified Internal Auditor in the United States of America.

Barry Quan
Chief Legal Officer

Mr. Barry Quan joined us in 2010. Prior to joining us, Mr. Quan was a Corporate Vice President at Applied Materials, Inc. and President of Applied Materials China Holding Company. From November 2005 to 2006, he worked at Hua Hong Group as Chief Administrative Officer. Prior to Hua Hong, Mr. Quan was a Corporate Vice President of Legal Affairs at Applied Materials and was also Applied’s first Ombudsman.

Shiuh-Wuu Lee
Vice President, Technology Development

Dr. Shiuh-Wuu Lee joined us in 2010, and was named Vice President of Technology Development in September 2011. Dr. Lee has over 30 years of experience in the semiconductor industry. Prior to his position with us, Dr. Lee was engaged in logic technology development and developed state-of-the-art tools for microprocessor design at Intel and AT&T Bell Laboratories. Dr. Lee received his Ph.D. from the University of Michigan. He is actively involved in semiconductor technology conferences, and he has 39 published technical papers. He is the holder of three patents.

Haijun Zhao
Vice President, North Operations

Dr. Haijun Zhao joined us in 2010, and was named Vice President of North Operations in September 2011. He has 18 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his Bachelor of Science and Ph.D. degrees from Tsinghua University, and his MBA from the University of Chicago. He holds two U.S. semiconductor technology patents, with two pending, and has nine published technical papers.

Jyishyang Liu
Vice President, Central Engineering & Services
Vice President, Central Operations (Acting)

Dr. Jyishyang “John” Liu joined us in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. He has 27 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his Bachelor of Science and Master of Science degrees from National Tsing Hua University and his Ph.D. degree in materials science and engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

John Peng
Associate Vice President and General Manager of China Business Unit

Mr. Peng first joined us in 2001 and is currently General Manager of our China Business Unit. Prior to joining us, he was Senior Operation Director of Wuxi CSMC-HJ Semiconductor Company Limited and was responsible for Fab, PC & MC, facilities and information technology. He was also Deputy General Manager & Fab Director in Huajing MOS BU, responsible for China’s national 908 project of AT&T (Lucent) technology transfer and built China’s most advanced 6” fab in 1996. He also published more than 10 technical articles. He received his bachelor’s degree in physics from Sichuan University. He is a Ph.D. candidate in microelectronics of Southeast University and he received his master’s degree in microelectronics from Xidian University in 1988.

B. Director and Executive Compensation

     The aggregate cash compensation that we paid to all of our executive officers as of December 31, 2011 for services rendered to us and our subsidiaries was approximately US$2,499,748, of which US$933,839 represents bonuses accrued in 2010 and paid in 2011. Details of the emoluments paid or payable by the Company to our directors, including Tzu-Yin Chiu, our president, chief executive officer and executive director, in 2011 are set out as below:

	Zhang	Tzu-Yin	Chen	Gao	Jiang	David N.K.	Tsuyoshi	Lip-Bu	Frank
	Wenyi	Chiu	Shanzhi	Yonggang	Shangzhou	Wang	Kawanishi	Tan	Meng	Total
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
Salaries and
other benefits	$100,175	$153,964	$48,881	$48,451	$97,259	$601,187	$45,000	$60,417	$4,304	$1,159,638
Discretionary
bonus	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Stock Option
Benefits	$178,412	$261,371	$23,953	$23,953	$140,403	$477,700	$12,810	$12,810	$14,097	$1,145,509

Total	$278,587	$415,335	$72,834	$72,404	$237,662	$1,078,887	$57,810	$73,227	$18,401	$2,305,147

     We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

     In 2011, we have granted options to purchase an aggregate of 115,095,662 ordinary shares under our 2004 Stock Option Plan and awarded an aggregate of 46,933,665 restricted share units under our 2004 Equity Incentive Plan to certain of our executive officers and directors. Both our 2004 Stock Option Plan and the 2004 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers in 2011 to purchase ordinary shares under the 2004 Stock Option Plan range from US$0.058 to US$0.085 per share. The expiration dates of these options range from May 30, 2021 to September 7, 2021.

     On April 25, 2004, the compensation committee approved a profit-sharing plan for the benefit of our employees, including our executive officers. Under our profit-sharing plan, a participant who is an employee of the company at the end of a fiscal quarter will be eligible to receive a percentage of our profits for that quarter. No compensation was received by our executive officers in 2009, 2010 and 2011 as a result of their participation in this plan.

C. Board Practices

Board of Directors

     Our board of directors consists of nine directors. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of our issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of shareholders, or AGM.

     Each class of Director will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2011 AGM (except Dr. David N.K. Wang who was not re-elected, and Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu who were appointed by the Board on June 30, 2011 and August 5, 2011, respectively). The Class II Directors were re-elected for a term of three years at the 2009 AGM (except Dr. Chen Shanzhi who was elected at that AGM and Professor Lawrence Juen-Yee Lau who was appointed by the Board on June 30, 2011) and are eligible for re-election at the 2012 AGM. The Class III Directors (except Mr. Frank Meng who was appointed by the Board on August 23, 2011) were re-elected at the 2010 AGM for a term of three years.

     The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Tzu-Yin Chiu	Chen Shanzhi	Tsuyoshi Kawanishi
Gao Yonggang	Frank Meng	Lawrence Juen-Yee Lau
Zhang Wenyi	Lip-Bu Tan	Zhou Jie

     Please see “Item 7.B—Related Party Transactions — Indemnification Agreements and Service Contracts” for a description of the service contracts we have entered into with our directors. Except for the indemnification provisions, the Service Contracts (as defined under Item 7) do not provide for benefits upon termination of service or employment.

Committees of Our Board of Directors

     Our board of directors has an audit committee, a compensation committee and a nomination committee. The composition and responsibilities of these committees are described below.

Audit Committee. Currently, the members of the audit committee are Mr. Lip-Bu Tan (Chairman of the audit committee), Mr. Gao Yonggang and Mr. Frank Meng. None of these members of the audit committee has been an executive officer or employee of ours or any of our subsidiaries. In addition to acting as member of our audit committee, Lip-Bu Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general, and in accordance with section 303A.07 (a) of the Listed Company Manual of the New York Stock Exchange, our board of directors considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our audit committee.

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

During 2011, the audit committee reviewed:

  the financial reports for the year ended December 31, 2010 and the six month period ended June 30, 2011;

  the quarterly earnings releases and any updates thereto;

  the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of our financial reports;

  our budget for 2011;

  the findings and recommendations of our outside consultants regarding our compliance with the requirements of the Sarbanes-Oxley Act;

  the effectiveness of our internal control structure in operations and financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to our board of directors;

  the findings of our compliance office, which monitors our compliance with the corporate governance code and insider trading policy;

  the audit fees for our outside auditors; and

  our outside auditors’ engagement letters

     The audit committee reports its work, findings, and recommendations to the board of directors during each quarterly board meeting.

     The audit committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the company. The regular meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the audit committee in preparing the agenda for meetings and assists the audit committee in complying with relevant rules and regulations. The relevant papers for the audit committee meetings are dispatched to audit committee members in accordance with applicable rules and regulations governing the company. Members of the audit committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the audit committee meeting, minutes are circulated to the members of the audit committee for their comment and review prior to their approval of the minutes at the following or the subsequent audit committee meeting.

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

     In addition to reviewing the remuneration of the non-executive directors and the members of our management, the compensation committee reviewed and approved the granting of stock options and restricted share units pursuant to the terms of the Option Plans in 2011.

     The Compensation Committee reports its work, findings and recommendations to the board of directors during each quarterly board meeting.

     The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting our compensation policy. The regular meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the compensation committee in preparing the agenda for meetings and assists the compensation committee in complying with relevant rules and regulations. The relevant papers for the compensation committee meeting are distributed to compensation committee members in accordance with relevant rules and regulations applicable to us. Members of the compensation committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the compensation committee meeting, minutes are circulated to the members of the compensation committee for their comment and review prior to their approval of the minutes at the following or a subsequent compensation committee meeting.

Nomination Committee. Our nomination committee was established by the board of directors on March 23, 2012. The members of our nomination committee currently consist of Mr. Zhang Wenyi (chairman of the nomination committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

The responsibilities of nomination committee include:

  reviewing the structure, size and composition (including the skills, knowledge and experience) of the board of directors at least annually and making recommendations on any proposed changes to the board of directors to complement our corporate strategy;

  identifying individuals suitably qualified to become members of the board of directors, consistent with criteria approved by the board of directors, and making recommendations to the board of directors on the selection of individuals nominated for directorships;

  assessing the independence of independent non-executive directors; and

  making recommendations to the board of directors on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of our board of directors and our Chief Executive Officer.

     The nomination committee shall report their decisions and recommendations periodically, but no less than once per year, to the board of directors unless there are legal or regulatory restrictions on their ability to do so (such as a restriction on disclosure due to regulatory requirements).

     The chairman of the nomination committee, in consultation with the committee members, shall determine the schedule and frequency of the nomination committee meetings, provided that the committee shall meet at least once a year. The chairman of the nomination committee shall develop and set the committee’s agenda, in consultation with other members of the committee, the board of directors and management. Minutes of meetings of the committee shall be kept by the secretary of the committee and shall be open for inspection at any reasonable time on reasonable notice by any Director. Minutes of meetings of the committee shall record in sufficient detail the matters considered and decisions reached, including any concerns raised by the Directors or dissenting views expressed. Draft and final versions of minutes shall be sent to all members of the committee for their comment and records respectively, within a reasonable time after the meeting is held.

Employees

     The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2008	2009	2010	2011
Managers	1,015	1,064	917	898
Professionals(1)	4,465	4,510	3,920	4,297
Technicians	4,837	4,484	4,970	3,910
Clerical staff	281	249	269	347
Total(2)	10,598	10,307	10,076	9,452

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 50, 372 and 145 and 1 temporary and part-time employees in 2008, 2009, 2010, and 2011 respectively.

     The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of
Facility	2008	2009	2010	2011
Shanghai	6,632	6,460	5,395	5,555
Beijing	1,674	1,552	2,102	2,253
Tianjin	958	997	1,439	1,321
Chengdu	1,259	1,104	792	12
Shenzhen	33	154	142	36
Wuhan	—	—	174	236
United States	16	17	15	17
Europe	11	9	8	6
Japan	8	8	3	—
Hong Kong	7	6	6	5
Taiwan Office	—	—	—	11
Total	10,598	10,307	10,076	9,452

     Our employees are not covered by any collective bargaining agreements.

Share Ownership

     The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of March 31, 2012:

		Options to Purchase Ordinary Shares			Awards of
	Current				Restricted
Name of Director	Shareholding	Number of Options		Exercise Price	Share Units
Zhang Wenyi	0	21,746,883	(1)	US$0.0584	9,320,093 (2)
Tzu-Yin Chiu	4,006,666 (3)	86,987,535	(4)	US$0.0584	37,280,372 (5)
Chen Shanzhi	0	3,145,319	(6)	US$ 0.0821	—
Gao Yonggang	0	3,145,319	(6)	US$ 0.0821	—
Lawrence Juen-Yee Lau	0	—		—	—
Zhou Jie	0	—		—	—
Tsuyoshi Kawanishi	0	6,134,877	(7) (8) (9) (10)	US$0.0348 —US$0.132	—
Frank Meng	0	4,471,244	(11)	US$0.0514	—
Lip-Bu Tan	0	4,634,877	(7) (8) (9)	US$0.0348 —US$0.132	—

Notes:

(1)	On September 8, 2011, Mr. Zhang was granted an option to purchase 21,746,883 ordinary shares at a price of HK$ 0.455 per share pursuant to our 2004 Stock Option Plan. This option will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, no portion of this option has been exercised.

(2)	On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 restricted share units (each representing the right to receive one ordinary share) pursuant to our 2004 Equity Incentive Plan. 25% of these restricted share units will vest on each anniversary of June 30, 2011, being Mr. Zhang’s date of appointment as Director, and will fully vest on June 30, 2015.

(3)	Dr. Chiu was the beneficial owner of the 4,006,666 ordinary shares.

(4)	On September 8, 2011, Dr. Chiu was granted an option to purchase 86,987,535 ordinary shares at a price of HK$0.455 per share pursuant to our 2004 Stock Option Plan. This option will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, no portion of this option has been exercised.

(5)	On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 restricted share units (each representing the right to receive one ordinary share) pursuant to our 2004 Equity Incentive Plan. 25% of these restricted share units will vest on each anniversary of August 5, 2011, being Dr. Chiu’s date of appointment as CEO, and will fully vest on August 5, 2015.

(6)	On May 24, 2010, each of Dr. Chen and Mr. Gao was granted an option to purchase 3,145,319 ordinary shares at a price per share of HK$0.59. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(7)	On February 23, 2010, each of Mr. Kawanishi and Mr. Tan was granted with an option to purchase 3,134,877 ordinary shares, at a price per share of HK$0.77, pursuant to our 2004 Stock Option Plan. These options will expire on the earlier of February 22, 2020 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(8)	On February 17, 2009, each of Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 ordinary shares at a price per share of HK$0.27. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(9)	On September 29, 2006, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 500,000 ordinary shares at a price of US$0.132 per ordinary share. These options fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(10)	Mr. Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares pursuant to our 2001 Stock Option Plan. These options will expire on July 12, 2012 and January 14, 2014, respectively. As at December 31, 2011, none of these options have been exercised.

(11)	On November 17, 2011, Mr. Meng was granted an option to purchase 4,471,244 ordinary shares at a price of HK$0.4 per share pursuant to our 2004 Stock Option Plan. This option will expire on the earlier of November 16, 2021 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, no portion of this option has been exercised.

     The share holdings set forth above excludes shares beneficially owned by entities affiliated with our directors. Each of our directors disclaims beneficial ownership of the shares beneficially owned by such affiliated entity, except to the extent of such director’s pecuniary interest therein as disclosed above.

     The exercise price for our options is denominated in Hong Kong dollars. This annual report translates the Hong Kong dollar exercise prices for our options into U.S. dollars based on exchange rates that were in effect as of the applicable option grants dates.

     The compensation committee has issued each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan. The exercise price of the options ranges from US$0.03 to US$0.35. The options expire between July 10, 2012 and September 7, 2021. The restricted share units expire between February 11, 2018 and September 7, 2021. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares.

2001 Stock Plan and 2001 Regulation S Stock Plan

     On March 28, 2001, our board of directors and shareholders adopted our 2001 Stock Plan and our 2001 Regulation S Stock Plan. Under these plans, our directors, employees and consultants are eligible to acquire ordinary shares pursuant to options. At the time of adoption, 250,000,000 post-split ordinary shares were reserved for issuance under the 2001 Stock Plan and 470,000,000 post-split ordinary shares were reserved for issuance under the 2001 Regulation S Stock Plan. On August 27, 2003, our shareholders approved an increase in the number of authorized shares reserved under the plans of 3,438,900 post-split ordinary shares, increasing the total number of authorized shares reserved under the plans to 723,438,900 post-split ordinary shares. On August 27, 2003, September 22, 2003 and December 4, 2003, our shareholders approved additional increases in the number of shares reserved under our 2001 Regulation S Stock Plan of up to 325,000,000, 21,499,990 and 235,089,480 post-split ordinary shares, respectively, which amounts were to be adjusted from time to time to equal 10% of the post-split ordinary shares issuable upon the conversion of all Series C convertible preference shares and Series D convertible preference shares then outstanding. As of December 31, 2011, there were 123,101,911 post-split ordinary shares subject to outstanding options under the plans and there were 489,577,235 post-split ordinary shares outstanding from the exercise of options granted under the plans. These plans terminate on December 4, 2013 but may be terminated earlier by our board of directors.

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

     The board of directors and the compensation committee administer the 2001 Stock Plan and 2001 Regulation S Stock Plan. The compensation committee selected the eligible persons above a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the stock options, including whether the options will be ISOs or NSOs. The non-executive option grant committee selected the eligible persons below a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of stock options within parameters established by the compensation committee and subject to compensation committee ratification. The exercise price of ISOs granted under the 2001 Stock Plan and NSOs granted to residents of California under the 2001 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our ordinary shares on the grant date. The exercise price of NSOs not granted to residents of California under either our 2001 Stock Plan or our 2001 Regulation S Stock Plan can be determined by the board of directors, the compensation committee or the non-executive option grant committee in their discretion.

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

2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan

     On April 12, 2001, our board of directors and shareholders adopted our 2001 Preference Shares Stock Plan and our 2001 Regulation S Preference Shares Stock Plan. Under these plans, our directors, employees and consultants were able to acquire Series A convertible preference shares prior to the completion of the Global Offering and ordinary shares upon or following the completion of the Global Offering through the exercise of options granted to them. At the time of adoption, 16,000,000 Series A preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Preference Shares Stock Plan, and 20,000,360 Series A convertible preference shares and ten times that number of ordinary shares (on a post-split basis) were reserved for issuance under the 2001 Regulation S Preference Shares Stock Plan. On August 19, 2002, our shareholders approved an increase in the number of shares issuable under the plans of 18,000,180 Series A convertible preference shares, increasing the total number of authorized shares reserved under the plans to 54,000,540 Series A convertible preference shares. On August 27, 2003, our shareholders approved a net decrease in the number of shares issuable under the plans of 343,890 Series A convertible preference shares, decreasing the total number of authorized shares reserved under the plans to 53,656,650 Series A convertible preference shares. Upon the conversion of our preference shares into ordinary shares in connection with the Global Offering, options granted under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan converted into options to purchase ordinary shares. As of December 31, 2011, there were 19,030,500 ordinary shares subject to outstanding options under the plans, and there were 400,939,130 ordinary shares outstanding from the exercise of options granted under the plans. Our board of directors has elected not to grant any further options under these plans.

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

2004 Global Equity Incentive Compensation Program

     Our shareholders adopted the 2004 Stock Option Plan, or Stock Option Plan, the 2004 Equity Incentive Plan, or EIP, and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.

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

     Summary of the terms of the Stock Option Plan

     (a) Purpose of the Stock Option Plan

     The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means, on and after the Global Offering, of compensating them through the grant of stock options for their contribution to our growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

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

     (f) Limit of the Stock Option Plan

     At the annual general meeting of the shareholders held on June 23, 2010, the shareholders of the Company approved an increase to the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,668,733 ordinary shares of the Company.

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

     (g) Individual Limit

     The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange , or the Listing Rules.

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

     (m) Change in control of the Company

     The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Stock Option Plan) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realize fully the value of their share options in connection with such Change in Control.

     (n) Change in the capital structure of the Company

     In the event of an alteration in the capital structure of the Company (which includes a capitalization issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorized for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Stock Option Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

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

     (b) Who may join

     Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of each Offering Period (the “Purchase Date”)

     (c) Offering Period

     The ESPP shall be implemented over a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

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

     (i) Amendments and Termination of the ESPP

     The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of our shareholders at a meeting duly called, no amendment shall be made in relation to:

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

     Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than effectively the market price of the ordinary shares. As a result of the capital-intensive nature of our business, we have traditionally relied on share options, rather than cash, as an important means of remunerating its employees. This is common in the industry and we wish to continue this practice. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its ADSs to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to the lower of market price at the commencement of the offering period or the market price on the purchase date.

     Up and until December 31, 2011, we have not granted any purchase right under the ESPP.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Ordinary Shares

     The following table sets forth information regarding the beneficial ownership as of March 31, 2012 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

Name of Shareholder	Number of Shares Held	Percentage Held(1)
Datang Telecom Technology & Industry
Holdings Co., Ltd.	5,316,569,761(2)	19.33%
Shanghai Industrial Investment	310,008,000(3)	1.13%
(Holdings) Company Limited (“SIIC”)	1,833,269,340(4)	6.66%
Total:	2,143,277,340	7.79%
Taiwan Semiconductor Manufacturing	1,789,493,218(5)	6.51%
Company Limited (“TSMC”)	833,810,415(6)	3.03%
Total:	2,623,303,633	9.54%

Notes:

(1)	Based on 27,509,521,180 ordinary shares of the Company issued and outstanding as at March 31, 2012.

(2)	All such shares are held by Datang Holdings (Hong Kong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd..

(3)	All such shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(4)	All such shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue Hong Kong’s Securities and Futures Ordinance, or of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at December 31, 2011, our Director, Mr. Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. It is our understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

(5)	All such ordinary shares are held by TSMC.

(6)	This represents the warrant held by TSMC to subscribe, in aggregate, up to 833,810,415 ordinary shares, subject to adjustment, at an exercise price of HK$1.30 per share, as recorded in the register kept by the Company under section 336 of the SFO. As at the date of this annual report, no portion of this warrant has been exercised.

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. No shareholder has voting rights that are different from those of other shareholders.

Preferred Shares

     The following table sets forth information regarding the beneficial ownership as of March 31, 2012 of our convertible preferred shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding preferred shares as of such date.

Name of Shareholder	Number of Convertible
preferred shares Held
China Investment Corporation	360,589,053(1)
72,117,810(2)
Total:	432,706,863
Datang Telecom Technology & Industry	84,956,858(3)
Holdings Co., Ltd.
16,991,371(4)
Total:	101,948,229

Notes:

(1)	The 360,589,053 convertible preferred shares are held by Country Hill Limited. Country Hill Limited is a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation.

(2)	This represents the warrant held by Country Hill Limited to subscribe, in aggregate, up to 72,117,810 convertible preferred shares at an exercise price of HK$5.39 per convertible preferred share (reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of 10 ordinary shares per convertible preferred share, subject to adjustment)). As at the date of this annual report, no portion of this warrant has been exercised.

(3)	The 84,956,858 convertible preferred shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(4)	This represents the warrant held by Datang Holdings (Hongkong) Investment Company Limited to subscribe, in aggregate, up to 16,991,371 convertible preferred shares at an exercise price of HK$5.39 per convertible preferred share (reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of 10 ordinary shares per convertible preferred share, subject to adjustment)). As at the date of this annual report, no portion of this warrant has been exercised.

     Each of the convertible preferred shares held by Country Hill Limited and Datang Holdings (Hongkong) Investment Company Limited is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors, as if the convertible preferred shares were converted into ordinary shares. No shareholder has voting rights that are different from those of other shareholders.

     The terms related to the conversion of the convertible preferred shares are set out below:

     The holders of the convertible preferred shares will have the right at any time to convert (in whole or in part) their convertible preferred shares into fully paid ordinary shares at the conversion rate of ten ordinary shares per convertible preferred share (which shall be for a minimum amount of 70,000,000 convertible preferred shares or, if less than 70,000,000 convertible preferred shares are then held by CIC or Datang Holdings (Hongkong) Investment Company Limited, as applicable, all of such convertible preferred shares). The holders of the convertible preferred shares are not required to pay any amount for conversion of their convertible preferred shares into ordinary shares.

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

     The convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on June 4, 2012 as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date.

     The initial conversion rate of ten ordinary shares per convertible preferred share is subject to adjustment upon the occurrence of certain prescribed events, such as capitalization of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

     In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, the conversion rate in force immediately before such issue will be adjusted to compensate the holders of convertible preferred shares by reference to the lowest of:

(i)	the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

	a.	in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;

b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):

	(1)	in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for one ordinary share;

	(2)	in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into ordinary shares; or

	(3)	in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive one ordinary share; and

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

     As of December 31, 2011, 27,487,676,065 ordinary shares (including 38,801,504 ADSs representing 1,940,075,200 shares) of our company were outstanding. J.P. Morgan Chase Bank, the depositary under the deposit agreement, has advised us that, as of December 31, 2011, these 38,801,504 ADSs, representing 1,940,075,200 ordinary shares, were held of record by ten US registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

     We do not believe that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

     The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the rules and regulations promulgated pursuant to the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under U.S. GAAP.

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

b. New Indemnification Agreements; Service Contracts.

     At the annual general meeting of our shareholders on May 6, 2005, our shareholders, other than our directors, chief executive officer and their respective Associates (as defined in the Listing Rules) approved an amendment to the form of the Original Indemnification Agreements. As amended, we refer to the new form of Indemnification Agreements as the “New Indemnification Agreements. The New Indemnification Agreements executed by each of the directors superseded the Original Indemnification Agreements which we had previously entered into with any existing directors. The New Indemnification Agreement reflected the then new requirements under Rules 14A.35 of the HK Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the Listing Rules). The terms of the New Indemnification Agreements were the same as the Original Indemnification Agreements, except that the New Indemnification Agreements were subject to a term of three years and an annual cap. The annual cap in relation to the New Indemnification Agreements was not to exceed a maximum aggregate annual value as disclosed in our previous announcement. For the year ended December 31, 2011, no payment was made to any director under the New Indemnification Agreements.

     Service Contracts. The New Indemnification Agreements remained in effect until our directors entered into amended service contracts with us between October 7, 2008 and November 25, 2009 which include indemnity provisions. Each of our executive officers also signed service contracts which include indemnity provisions. We refer to the service contracts we have entered into with each of our directors and executive officers collectively as the Service Contracts. The indemnification provisions contained in the Service Contracts are substantially the same as the terms of the New Indemnification Agreements, except that the Service Contracts are not subject to a maximum term or to an annual cap. The indemnification provisions set forth in the Services Contracts will continue in effect with respect to Applicable Claims (as defined therein) relating to Indemnifiable Events regardless of whether the relevant director or executive officer continues to serve as our director or executive officer or to serve at any other enterprise at our request. Except for these indemnification provisions, the Service Contracts do not provide for benefits upon termination of service or employment.

Datang Subscription Agreement (2010)

     On July 15, 2010, our placing of 1,500,000,000 new ordinary shares at the placing price of HK$0.52 per share to not fewer than six independent places through J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as the placing agents, or the Placing, was completed. Pursuant to the share purchase agreement entered into between us and Datang Telecom Technology & Industry Holdings Co., Ltd., or Datang, dated November 6, 2008 relating to the sale and purchase of an aggregate of 3,699,094,300 ordinary shares of ours, or the Datang Share Purchase Agreement, Datang has a right of pre-emption to subscribe for a pro rata portion of shares which is equivalent to such number of shares as will result in its percentage shareholding in us not being diluted by the Placing.

     On August 16, 2010, we entered into a subscription agreement , or the Datang Subscription Agreement, with Datang pursuant to which we conditionally agreed to issue, and Datang conditionally agreed to subscribe (through Datang Holdings (Hong Kong) Investment Company Limited, or Datang Hong Kong) for, a total of 1,528,038,461 ordinary shares (being equivalent to the sum of (i) the amount of shares issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placing as will result in Datang’s percentage shareholding in the Company not being diluted by the Placing, or the Datang Pre-emptive Shares and (ii) the number of new shares, which, together with the Datang Pre-emptive Shares, would be issued for aggregate purchase price of US$102 million) at the subscription price of HK$0.52 per share (being equivalent to the subscription price in the Placing). The completion took place on November 16, 2010, when 1,528,038,461 ordinary shares were issued to Datang under the special mandate approved by our independent shareholders at our extraordinary general meeting held on September 21, 2010.

     Please see the section entitled “Item 10.C— Additional Information— Material Contracts” for further details of the Datang Subscription Agreement.

Datang Further Subscription Agreement (2011)

     Datang’s pre-emptive right is also applicable to the issue of convertible preferred shares and warrant to Country Hill Limited, a wholly owned subsidiary of China Investment Corporation, pursuant to the subscription agreement dated April 18, 2011 between Country Hill Limited and us in connection with its subscription of (i) 360,589,053 convertible preferred shares and (ii) warrants to subscribe for up to 72,117,810 convertible preferred shares (subject to adjustment). The terms of the convertible preferred shares are set forth in “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”.

     Please see “Item 10.C Additional Information — Material Contracts” for further details about the subscription agreement with Country Hill Limited.

     On May 5, 2011, the we entered into a subscription agreement with Datang whereby (i) we conditionally agreed to allot and issue to Datang Hong Kong and Datang Hong Kong agreed to subscribe for 84,956,858 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred shares, which is subject to adjustment) and (ii) we would issue a warrant to Datang Hong Kong to subscribe for, in aggregate, up to 16,991,371 convertible preferred shares (assuming a full exercise of the warrant). Datang Hong Kong may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on June 4, 2012, being 12 months after the date of the completion of the issuance of convertible preferred shares and warrant to Country Hill Limited.

     On September 16, 2011, 84,956,858 convertible preferred shares and the warrant were issued to Datang HongKong under the special mandate obtained from the shareholders at our extraordinary general meeting held on May 27, 2011.

     Please see the section entitled ““Item 10.C— Additional Information— Material Contracts” for further details of the Datang Further Subscription Agreement.

Framework Agreement with Datang

     On December 14, 2011, we entered into a Framework Agreement with Datang pursuant to which the Company (including its subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

     The expected caps, being the maximum revenue on an aggregated basis expected to be generated by we from the transactions contemplated under the Framework Agreement, are

  US$5.2 million for the year ending December 31, 2011,

  US$40 million for the year ending December 31, 2012, and

  US$60 million for the year ending December 31, 2013.

     In arriving at the above caps, we have considered the potential level of transactions it may potentially engage in light of current market conditions of the semiconductor industry and our technological capability, having regard to the historical transaction volume of Datang and its associates with us, and our historical revenues.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements.”

See “Item 4.B — Information on the Company — Business Overview — Customers and Markets” regarding the percentage of our sales which are exported from China.

Litigation

     Beginning in December 2003, we became subject to several lawsuits brought by TSMC alleging infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

     On January 30, 2005, we entered into the 2005 settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies and agreed to pay TSMC $175 million in installments over a period of six years.

     In accounting for the 2005 Settlement Agreement, we determined that there were several components — settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date. We do not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as assets under the generally accepted accounting principles in the United States, or US GAAP.

     We determined that the use of TSMC’s patent license portfolio prior and subsequent to the 2005 Settlement Agreement date qualify for assets under US GAAP. $16.7 million was allocated to the pre-2005 Settlement Agreement period, reflecting the amount that we would have paid for use of the patent license portfolio prior to the date of the 2005 Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on our consolidated balance sheets as a deferred cost (“Deferred Cost”) and was amortized over a six-year period, which represents the life of the licensed patent license portfolio.

     On August 25, 2006, TSMC filed a lawsuit against us and certain of our subsidiaries (SMIC Shanghai, SMIC Beijing and SMIC Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the 2005 Settlement Agreement, alleged breach of promissory notes related to the 2005 Settlement Agreement and alleged trade secret misappropriation by us. We filed counterclaims against TSMC in the same court in September 2006 and also filed suit against TSMC in Beijing in November 2006.

     We settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with the 2009 Settlement Agreement which replaced the 2005 Settlement Agreement. The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

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

     All such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and is being accounted for as a derivative with all subsequent changes in fair value being reflected in the consolidated statements of operations. We recorded losses of $30.1 million and $29.8 million as the change in fair value of commitments to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.

Contingent Liability

     In 2007, we entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, we received notifications from the Counterparty that we were responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the Arrangements. The Company contested the claims and requested further information supporting the Counterparty’s claims. The Company recorded its best estimate of the probable amount of its liability on the claims regarding the Arrangements and equipment relocation and charged to cost of sales and general and administrative expense, respectively, in the consolidated financial statement as of and during the year ended December 31, 2009.

     The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. In 2010, we settled the dispute related to the equipment relocation claims by paying $8.0 million to the Counterparty and continued its investigations and negotiations with the Counterparty under the Arrangements.

     In the end of 2010, the Counterparty filed further claims under the Arrangements. In December 2011, we settled the arbitration regarding Arrangements by paying $21.0 million to the Counterparty. All claims and counterclaims were dismissed then.

Dividends and Dividend Policy

     At the end of 2011, our accumulated deficit increased to US$2,010.7 million from an accumulated deficit of US$1,698.9 million at the end of 2010. We have not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

  our results of operations and cash flow;

  our future prospects;

  our capital requirements and surplus;

  our financial condition;

  general business conditions;

  contractual restrictions on the payment of dividends by the Company to its shareholders or by our subsidiaries to the Company; and

  other factors deemed relevant by the Board.

     Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, our subsidiaries in China may only distribute dividends after they have made allowances for:

  recovery of losses, if any;

  allocation to the statutory common reserve funds;

  allocation to staff and workers’ bonus and welfare funds; and

  allocation to a discretionary common reserve fund if approved by our shareholders.

     More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if the accumulation of such reserves has reached at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

B. Significant Changes

     Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

     Our ordinary shares are principally traded on the HKSE under the stock code “981”. Our ordinary shares began trading on the HKSE on March 18, 2004. Our ADSs, which began trading on the NYSE on March 17, 2004, are traded under the symbol “SMI.”

     The table below sets forth the high and low closing prices on the HKSE and the NYSE for the ordinary shares and ADSs representing such ordinary shares, respectively, since the completion of the Global Offering and for the most recent six months.

	Stock Exchange of Hong Kong		New York Stock Exchange(1)
	Closing price per ordinary share		Closing price per ADS
	High Price	Low Price	High Price	Low Price
Annual
Fiscal year 2007	HK$ 1.240	HK$ 0.710	US$ 8.300	US$ 4.570
Fiscal year 2008	HK$ 0.820	HK$ 0.110	US$ 4.980	US$ 0.890
Fiscal year 2009	HK$ 0.660	HK$ 0.230	US$ 3.880	US$ 1.530
Fiscal year 2010	HK$ 1.060	HK$ 0.480	US$ 6.670	US$ 3.080
Fiscal year 2011	HK$ 0.940	HK$ 0.335	US$ 5.780	US$ 2.120

Quarterly
First Quarter 2010	HK$ 1.050	HK$ 0.540	US$ 6.670	US$ 3.570
Second Quarter 2010	HK$ 1.060	HK$ 0.530	US$ 6.740	US$ 3.360
Third Quarter 2010	HK$ 0.630	HK$ 0.480	US$ 4.010	US$ 3.080
Fourth Quarter 2010	HK$ 0.690	HK$ 0.540	US$ 4.360	US$ 3.410

First Quarter 2011	HK$ 0.750	HK$ 0.560	US$ 4.720	US$ 3.590
Second Quarter 2011	HK$ 0.910	HK$ 0.590	US$ 5.700	US$ 3.720
Third Quarter 2011	HK$ 0.570	HK$ 0.355	US$ 3.920	US$ 2.120
Fourth Quarter 2011	HK$ 0.445	HK$ 0.360	US$ 2.940	US$ 2.230

First Quarter 2012	HK$ 0.445	HK$ 0.370	US$ 2.860	US$ 2.330

Monthly
October 2011	HK$ 0.445	HK$ 0.360	US$ 2.940	US$ 2.230
November 2011	HK$ 0.445	HK$ 0.375	US$ 2.880	US$ 2.330
December 2011	HK$ 0.395	HK$ 0.360	US$ 2.530	US$ 2.230

	Stock Exchange of Hong Kong		New York Stock Exchange(1)
	Closing price per ordinary share		Closing price per ADS
	High Price	Low Price	High Price	Low Price
January 2012	HK$ 0.420	HK$ 0.370	US$ 2.650	US$ 2.330
February 2012	HK$ 0.445	HK$ 0.410	US$ 2.860	US$ 2.580
March 2012	HK$ 0.415	HK$ 0.380	US$ 2.640	US$ 2.350
April 2012 (through April 20)	HK$ 0.415	HK$ 0.385	US$ 2.650	US$ 2.380

     On April 18, 2011, trading in our ADSs on the NYSE was suspended from 9:30 a.m., New York time, pending the release of our announcement regarding our entering into an investment agreement with Country Hill Limited. Trading in our shares resumed at 1:57 p.m., New York time on the same day. There was no trading suspension on the HKSE because it was closed during the NYSE suspension period.

     At our request, trading in our shares on the HKSE was suspended with effect from 9:00 a.m. on June 30, 2011, Hong Kong time, pending the release of our announcement regarding our appointment of chairman of our board of directors, redesignation of directors and independent non-executive director, resignation of chief executive officer, appointment of acting chief executive officer and authorized representative, and clarification regarding staff departures. Pursuant to our application to the HKSE, trading in our ordinary shares resumed on the HKSE with effect from 9:00 a.m., July 18, 2011, Hong Kong time. Also at our request, trading in our ADSs on the NYSE was suspended for a like period.

     The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issue to Datang Hong Kong on September 16, 2011 are set forth below:

	Stock Exchange of Hong Kong	New York Stock Exchange(1)
2011	Closing price per ordinary share	Closing price per ADS
March 1	HK$ 0.620	US$ 3.860
April 1	HK$ 0.610	US$ 3.890
May 3	HK$ 0.770	US$ 4.790
June 1	HK$ 0.650	US$ 4.050
July 4	Suspended	Suspended
August 1	HK$ 0.475	US$ 2.970

     The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement on May 5, 2011 of the pre-emptive issue to Datang Hong Kong are set forth below:

	Stock Exchange of Hong Kong	New York Stock Exchange(1)
	Closing price per ordinary share	Closing price per ADS
May 4, 2011	HK$ 0.740	US$ 4.610

     The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on April 20, 2012 are set forth below:

	Stock Exchange of Hong Kong	New York Stock Exchange(1)
	Closing price per ordinary share	Closing price per ADS
April 20, 2012	HK$ 0.400	US$ 2.520

(1) Each ADS represents 50 ordinary shares.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

C. Material Contracts

Datang Subscription Agreement (2010)

     On August 16, 2010, we entered into the Datang Subscription Agreement with Datang pursuant to which we conditionally agreed to issue, and Datang conditionally agreed to subscribe (through Datang Hongkong) for, a total of 1,528,038,461 ordinary shares (being equivalent to the sum of (i) the Datang Pre-emptive Shares and (ii) such number of new shares, which, together with the Datang Pre-emptive Shares, would be issued for aggregate purchase price of US$102 million) at the subscription price of HK$0.52 per share (being equivalent to the subscription price in the Placing). Completion was conditional upon, among other things, the obtaining of PRC governmental and regulatory approvals and consents by Datang.

     Subsequently, the completion of this subscription took place on November 16, 2010, when 1,528,038,461 ordinary shares were issued to Datang under the special mandate approved by our independent shareholders at our extraordinary general meeting held on September 21, 2010.

Subscription Agreement with Country Hill Limited

     The subscription agreement, or the CIC Subscription Agreement, dated as of April 18, 2011 and entered into by us and Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, or CIC, in respect of the subscription of 360,589,053 convertible preferred shares, or the CIC Initial Preferred Shares and a warrant to subscribe for 72,117,810 convertible preferred shares, or the CIC Warrants” includes, among others, the following terms:

  Consideration of the CIC Securities. The subscription price of HK$5.39 per CIC Initial Preferred Share is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred share) and the total cash consideration payable by CIC is US$250 million.

  Terms of the Convertible preferred shares. Below are the principal terms of the convertible preferred

Shares:

  Dividend entitlements: The convertible preferred shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares as if the convertible preferred shares had been converted into ordinary shares for the relevant accounting period.

  Capital: Upon our liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital (but not on conversion of the Convertible preferred shares or any repurchases by us of any convertible preferred shares or ordinary shares) , or our assets available for distribution among the shareholders will be applied first in paying to the holders of the convertible preferred shares and holders of our other preferred shares an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:
(A)	any payment to the holders of ordinary shares; and

(B)	any other obligations ranking pari passu with the claims of the holders of ordinary shares.
  Ranking: The CIC Initial Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of our preferred share capital and (ii) other obligations of ours which rank pari passu with the convertible preferred shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of our ordinary shares and other obligations ours, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the ordinary shares.

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

  Mandatory Conversion Date: The Convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on June 4, 2012 as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date.

  Adjustment to Conversion Rate: The initial conversion rate of ten ordinary shares per Convertible Preferred Share is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalization of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights. In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, the conversion rate in force immediately before such issue will be adjusted to compensate the holders of convertible preferred share by reference to the lowest of:
(i)	the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

(a) in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;

	(b)	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):

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

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive ordinary shares; and

	(c)	in respect of any other issue of our ordinary shares, the relevant issue price for an ordinary share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:

	(a)	ten consecutive trading days immediately after the date on which the relevant issue is announced;

	(b)	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

	(c)	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

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

  Voting: The convertible preferred shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of our members. Each convertible preferred shares will confer on its holder such number of voting rights as if the convertible preferred shares had been converted into ordinary shares.

  Consent: Except with the consent or sanction of at least 75 per cent of the vote of the holders of the convertible preferred shares given at a separate class meeting, no resolution may be made by us to amend the terms of the convertible preferred shares.

  Transferability: The convertible preferred shares will be freely transferrable save as provided for under the terms of the CIC Subscription Agreement.

  Redemption: The convertible preferred shares are non-redeemable.

  Protection: We have undertaken to each holder of convertible preferred shares (including but not limited to) (i) that all the ordinary shares issued upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that we will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the convertible preferred shares, without prior written approval of 75 per cent. of the holders of convertible preferred shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) it will not, without prior written approval of 75 per cent. of the holders of convertible preferred shares, take any steps to or so as to liquidate, dissolve or windup our Company or any of our subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) we will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to our shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) we will not enter into any agreement, instrument or other document whatsoever binding on us which may result in any breach of our memorandum and articles of association.

  Pre-emptive rights. Country Hill Limited will have the following right to subscribe for (subject to any authorization, consent, approval, license or notification required for the purposes of or as a consequence of the CIC Subscription either from governmental, regulatory or other public bodies):
(i)	whilst any convertible preferred shares issued to and beneficially owned by Country Hill Limited (and/or its permitted transferee) remain unconverted and to the extent that the original percentage of our issued share capital held by Country Hill Limited (and/or its permitted transferee) on a fully-diluted basis through such convertible preferred shares immediately prior to the issue is reduced as a result of the issue of any new ordinary shares or preferred shares, any securities convertible into or exchangeable into ordinary shares or preferred shares or any warrants or other rights to subscribe for ordinary shares or preferred shares (which preferred shares carry voting rights in our general meetings),or Relevant Securities (after having taken into account any adjustment to the conversion rate), such number of additional convertible preferred shares (bearing the same conversion rate as the existing issued convertible preferred shares having reflected the adjustment) so as to enable Country Hill Limited to hold, after the issue of the Relevant Securities, a pro rata portion of our issued share capital (on a fully diluted basis) equal to the original percentage; and

(ii)	to the extent that any of the Country Hill Limited convertible preferred shares held by Country Hill Limited have been converted and Country Hill Limited is holding our ordinary shares issued as a result of the conversion, such number of additional Relevant Securities so as to enable Country Hill Limited to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of our issued share capital represented by the converted ordinary shares then beneficially owned by Country Hill Limited immediately prior to the issuance of the Relevant Securities.
  Right to Nominate one member of the Board. Country Hill Limited will have the right to nominate one member of our board of directors, or CIC Nominee, provided that: (i) the nomination and appointment of the CIC Nominee is considered by the board of directors (excluding CIC Nominee) to be in the best interest of us and our shareholders as a whole; and (ii) the CIC Nominee has passed our conflict and background check in accordance with common and usual standards and policies generally applicable to the appointment and nomination of a director of ours. We will use all reasonable efforts to give effect to the appointment of the CIC Nominee to our board of directors as soon as practicable after the completion of the subscription by Country Hill Limited which took place on June 3, 2011, and no later than 31 August 2011.

  Lock-up Undertaking. Country Hill Limited will be restricted from selling, or transferring the CIC Initial Preferred Shares, any convertible preferred shares issued upon the exercise of the CIC Warrants and any additional convertible preferred shares or warrants subscribed for a period of 2 years from convertible preferred shares, except that Country Hill Limited may transfer any convertible preferred shares or ordinary shares to any wholly-owned subsidiaries of CIC. The lock-up undertaking will cease to apply where any of the following members of our senior management, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with us within a period of (2) years commencing from June 3, 2011, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

  Restriction on transfers to a Competitor. Country Hill Limited has agreed to refrain from transferring to any entity that provides or that has the capability to provide, directly or indirectly through any subsidiary or affiliate, semiconductor wafer fabrication or foundry services to third parties ,or a Competitor, directly or indirectly, the convertible preferred shares, the CIC Warrants, or any ordinary shares issued upon conversion of the convertible preferred shares except where there is a genuine open market sale, with the written consent of our board of directors, or for accepting a general offer which has become unconditional or where the offer or has become entitled to exercise compulsory acquisition rights.

  Warrant Agreement. On June 3, 2011, or the completion date, we and Country Hill Limited entered into a warrant agreement, or the CIC Warrant Agreement pursuant to the CIC Subscription Agreement whereby the Company issued the CIC Warrant to Country Hill Limited. Major terms of the warrant agreement are as below:
  Consideration. The CIC Warrants are issued as part of CIC’s subscription.

  Exercise of the CIC Warrants. Country Hill Limited may exercise, in whole or in part, the CIC Warrants on any business day on or prior to 11: 59 p.m., Hong Kong time, on the date that is 12 months from the date of the CIC Warrant Agreement. Upon exercise, the CIC Warrants will be converted into convertible preferred shares. Each partial exercise shall be for a minimum subscription of 15,000,000 convertible preferred shares, or, if less than 15,000,000 Warrant Preferred Shares are issuable under the CIC Warrant then held by Country Hill Limited, for all of such number of convertible preferred shares issuable under the CIC Warrants then held by Country Hill Limited. Any unexercised portion of the CIC Warrants will lapse after the date that is 12 months from the date of the CIC Warrant Agreement.

  Exercise Price. The exercise price of the CIC Warrant is HK$5.39 per convertible preferred share, which is equivalent to the subscription price for the CIC Initial Preferred Shares and is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred share).

  Adjustment of Exercise Price. No adjustment will be made to the exercise price of the CIC Warrant nor the number of convertible preferred shares issuable upon exercise of the CIC Warrant.

  Warrant Preferred Shares. The convertible preferred shares issuable upon exercise of the CIC Warrant will not be adjusted but will bear a conversion rate for conversion into ordinary shares that may be adjusted as described in the paragraph ‘‘Terms of the Convertible preferred shares — Adjustment to Conversion Rate’’ above. The convertible preferred shares issuable upon exercise of the CIC Warrant will entitle the holders thereof to receive notice of, attend and vote at any meeting of our members. Each such convertible preferred share will confer on its holder such number of voting rights as if such share had been converted into ordinary shares.

  Transferability. Save as to transfers to any wholly-owned subsidiary of CIC, the CIC Warrant is not transferable without our prior written approval.

  No Listing of the CIC Warrant. No application will be made for a listing of the CIC Warrant on The Stock Exchange of Hong Kong Limited or any other stock exchange.

Datang Further Subscription Agreement (2011)

     On May 5, 2011, we entered into a subscription agreement ,or the Datang Further Subscription Agreement with Datang Hong Kong, whereby We have conditionally agreed to allot and issue to Datang Hong Kong, and Datang Hong Kong has conditionally agreed to subscribe for (i) 84,956,858 Convertible preferred shares at a subscription price of HK$5.39 per share and (ii) a warrant to subscribe for up to 16,991,371 Convertible preferred shares (subject to adjustment) at an exercise price of HK$5.39 share pursuant to Datang’s exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the subscription of Convertible preferred shares and warrant by Country Hill Limited ,or the CIC Subscription, on the same terms and conditions as reasonably practicable as the CIC Subscription, taking into account the fact that Datang is already an existing shareholder of ours. The issue of the above referenced convertible preferred shares and warrant is conditional on, among other things, obtaining the approval of our independent shareholders and necessary governmental approvals. We have obtained independent shareholders’ approval at our extraordinary general meeting held on May 27, 2011.

     Principal terms of the Datang Further Subscription Agreement are as below:

  Consideration of the Datang Pre-emptive Securities. The subscription price of HK$5.39 per convertible preferred share is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per Convertible Preferred Share) and the total cash consideration payable by Datang is US$58.9 million.

  Terms of the Convertible Preferred Shares. Below are their principal terms:
  Dividend entitlements. The convertible preferred shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares as if the convertible preferred shares had been converted into ordinary shares for the relevant accounting period.

  Capital. Upon our liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital (but not on conversion of the convertible preferred shares or any repurchases by us of any convertible preferred shares or ordinary shares) our assets available for distribution among the shareholders will be applied first in paying to the holders of the convertible preferred shares and holders of our other preferred shares an amount equal to the amount paid up or credited as paid up on such shares in priority to:
(A)	any payment to the holders of ordinary shares; and

(B)	any other obligations ranking pari passu with the claims of the holders of ordinary shares.

  Ranking. The convertible preferred shares issued pursuant to the Datang Further Subscription Agreement will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of our preferred share capital and (ii) our other obligations which rank pari passu with the convertible preferred shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of our ordinary shares and other obligations, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the ordinary shares.

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

  Mandatory Conversion Date. The convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on the day immediately following the expiry of twelve months commencing from the completion date of the subscription the convertible preferred shares issued pursuant to the Datang Further Subscription Agreement as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date.

  Adjustment to Conversion Rate. The initial conversion rate of ten ordinary shares per convertible preferred share is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalization of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, the conversion rate in force immediately before such issue will be adjusted to compensate the holders of convertible preference shares by reference to the lowest of:

(i)	the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

	(a)	in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;

	(b)	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):

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

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive ordinary shares; and

	(c)	in respect of any other issue of our ordinary shares, the relevant issue price for an ordinary share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:

	(a)	ten consecutive trading days immediately after the date on which the relevant issue is announced; or

	(b)	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

	(c)	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

The adjustment will become effective immediately following the date of the issuance of the new securities. No adjustment to the conversion rate will be made which has the effect or result of: (i) reducing the initial conversion rate upon the issue of the convertible preferred shares, except upon any consolidation of ordinary shares or any corporate exercise with the effect of increasing the nominal value of the ordinary shares; or (ii) any ordinary Share, upon conversion, falling to be issued at a price below the nominal value of the ordinary share

  Voting. The convertible preferred shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of our members. Each convertible preferred shares will confer on its holder such number of voting rights as if the convertible preferred shares had been converted into ordinary shares.

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

  Redemption. The convertible preferred shares are non-redeemable.

  Protection. We have undertaken to each holder of convertible preferred shares (including but not limited to) (i) that all the ordinary shares upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that we will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the convertible preferred shares, without prior written approval of 75 per cent. of the holders of convertible preferred shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) we will not without prior written approval of 75 per cent. of the holders of convertible preferred shares, take any steps to or so as to liquidate, dissolve or windup our Company or any of our subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) we will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) we will not enter into any agreement, instrument or other document whatsoever binding on us which may result in any breach of our memorandum and articles of association.

  Pre-emptive Rights. Datang will have the following right to subscribe for (subject to any authorization, consent, approval, license or notification required for the purposes of or as a consequence of the Datang Further Subscription either from governmental, regulatory or other public bodies):
(i)	whilst any convertible preferred shares issued to and beneficially held by Datang (and/or its permitted transferee) remain unconverted, and to the extent that the original percentage of our issued share capital held by Datang on a fully-diluted basis through such convertible preferred shares immediately prior to the issue is reduced as a result of the issue of any new ordinary shares or preferred shares, any securities convertible into or exchangeable into ordinary shares or preferred shares or any warrants or other rights to subscribe for ordinary shares or preferred shares (which preferred shares carry voting rights in general meetings of the Company) , or the Relevant Securities (after having taken into account any adjustment to the conversion rate), such number of additional convertible preferred shares (bearing the same conversion rate as the existing issued convertible preferred shares having reflected the adjustment) so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of our issued share capital (on a fully-diluted basis) equal to the original percentage; and

to the extent that any of the convertible preferred shares held by Datang have been converted and Datang is holding ordinary shares issued as a result of the said conversion, such number of additional Relevant Securities so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of our issued share capital represented by the converted ordinary shares then beneficially owned by Datang immediately prior to the issuance of the Relevant Securities, provided that Datang’s shareholding in our issued share capital represented by the convertible preferred shares or converted ordinary shares shall be excluded and ignored for the purpose of determining the number of securities that Datang is able to acquire pursuant to its pre-emptive rights under the Datang Share Purchase Agreement.

  Lock-up Undertaking. Datang will be restricted from selling, or transferring the convertible preferred shares issued pursuant to the Datang Further Subscription Agreement, any Convertible preferred shares issued upon the exercise of the warrant issued pursuant to the Datang Further Subscription Agreement and any additional Convertible preferred shares or Warrant subscribed for a period of 2 years from the completion date for the subscription of the above referenced securities, or Datang Closing, except that Datang may transfer any convertible preference shares or ordinary shares to a permitted transferee. The lock-up undertaking will cease to apply where any of the following members of our senior management, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with us within a period of two (2) years commencing from the Datang Closing date, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

  Restriction on transfers to a Competitor. Datang has agreed to refrain from transferring to any entity that provides or that has the capability to provide, directly or indirectly through any subsidiary or affiliate, semiconductor wafer fabrication or foundry services to third parties, directly or indirectly, the above referenced convertible preferred shares, or any ordinary shares issued upon conversion of the convertible preferred shares except where there is a genuine open market sale, with the written consent of our board of directors, or for accepting a general offer which has become unconditional or where the offer or has become entitled to exercise compulsory acquisition rights.

  Completion of the Datang Further Subscription. The completion took place on September 16, 2011.

  Datang Warrant Agreement. The warrant agreement was entered into between us as the issuer and Datang as the subscriber of the warrant to subscribe for 16,991,371 Convertible preferred shares on September 16, 2011, pursuant to the Datang Further Subscription Agreement. Major terms of this warrant agreement are as below:
  Consideration. The warrant is issued as part of the securities issued pursuant to the Datang Further Subscription Agreement.

  Exercise of the Datang Pre-emptive Warrants. Datang may exercise, in whole or in part, the warrant on any business day on or prior to 11: 59 p.m., Hong Kong time, on June 3, 2012. Upon exercise, the warrants will be converted into convertible preferred shares. Each partial exercise will be for a minimum subscription of 15,000,000 convertible preferred shares, or, if less than 15,000,000 convertible preferred shares are issuable under the warrants then held by Datang, for all of such number of convertible preferred shares issuable under the warrants then held by Datang. Any unexercised portion of the warrant will lapse after portion of the warrant.

  Exercise Price. The exercise price is HK$5.39 per convertible preferred share, which is equivalent to the subscription price for the convertible preferred shares issued pursuant to the Datang Further Subscription Agreement and is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred share).

  Adjustment of Exercise Price. No adjustment will be made to the exercise price of the warrant nor the number of convertible preferred shares issuable upon exercise of such warrant.

  Datang Warrant Preferred Shares. The convertible preferred shares issuable upon exercise of the warrant will not be adjusted but will bear a conversion rate for conversion into ordinary shares that may be adjusted as described in the paragraph ‘‘Terms of the Convertible preferred shares — Adjustment to Conversion Rate’’ above. The convertible preferred shares issuable upon exercise of the warrant will entitle the holders thereof to receive notice of, attend and vote at any meeting of our members. Each such convertible preferred share will confer on its holder such number of voting rights as if such convertible preferred share had been converted into ordinary shares.

  Transferability. Save as to transfers to any wholly-owned subsidiary of Datang, the warrant is not transferable without our prior written approval.

  No Listing of the Datang Warrant. No application will be made for a listing of the warrant on The Stock Exchange of Hong Kong Limited or any other stock exchange

Joint Venture Agreement and JV Memorandum with Hubei Science & Technology Investment Group Co., Ltd.

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

(i) Joint Venture Agreement

     Pursuant to the Joint Venture Agreement, the parties shall establish Semiconductor Manufacturing International (Wuhan) Corp., a joint venture company to be established in Wuhan, Hubei Province, the PRC (the “JV Company”), for the purpose of further developing 12-inch wafer production facilities and implementing advanced technologies for the manufacturing of integrated circuits.

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

     The capital contribution shall be made in two stages:

(a)	not less than 20% of the registered capital of the JV Company upon the application of the business license of the JV Company, made up of:

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

     Pursuant to the Joint Venture Agreement, the Company authorizes the JV Company to use the patents and other technologies necessary for the 12-inch wafer production facilities to be operated by the JV Company that the Company could lawfully employ. The JV Company is also authorized to use the relevant trademarks of the Company in the areas of manufacturing, operations and sales.

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

(ii) JV Memorandum

     Pursuant to the JV Memorandum:

(a)	the Company will have the right to purchase the equity interests of Hubei Science & Technology in the JV Company; and

(b)	the Company will have the right to appoint three directors of the JV Company and Hubei Science & Technology will have the right to appoint two directors after our capital contribution in the JV Company exceeds 50% of the total capital contribution.

(iii) The JV Company

     Upon Completion, all of the capital of Wuhan Xinxin will be injected into the JV Company as part of the capital contribution of Hubei Science & Technology. The paid-up registered capital of Wuhan Xinxin is equivalent to US$273,831,045 using the exchange rate at the time such registered capital was paid up. Wuhan Xinxin is a wholly-owned subsidiary of Hubei Science & Technology and is engaged in the operation of a 300mm wafer fab in Wuhan.

Other Contracts

     Management Service Contracts with Cension Semiconductor Manufacturing Corporation and Wuhan Xinxin Semiconductor Manufacturing Corporation

     The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), before it was acquired by Texas Instruments Inc., and ceased to be a foundry owned by a municipal government in October 2010. The management service revenues for 2010 and 2009 were $4,500,000 and $6,000,000, respectively.

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

     The Company collected $6.4 million and $28.5 million of payments from Cension during 2011 and 2010, respectively, and recorded it as a deduction of general and administrative expense in the consolidated statements of comprehensive income, as it was a recovery of bad debt provision made in 2009. The Company also received $21,643,822 from Xinxin during 2011, $14,730,200 of which was recorded as a reduction of general and administrative expense in the consolidated statements of comprehensive income. While the remainder $6,913,622 was recorded as management service revenue.

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

D. Exchange Controls

     We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 0.16% of our sales for the year ended December 31, 2009, and approximately 10.2% of our sales for the year ended December, 31, 2010, and approximately 23.5% of our sales for the year ended December, 31, 2011 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

E. Taxation

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

     This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

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

  an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

  a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

     Distributions on ADSs or Ordinary Shares. Subject to the discussion under “-Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals, prior to January 1, 2013 may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

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

     Dividends paid on the ADSs or ordinary shares will be income from sources outside of the United States and will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes.

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

     Medicare Tax. Legislation that is enacted but not yet in force may require certain US Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.

     Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2011. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2012 and do not expect to become one in the future, although this may change.

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

     Information Reporting and Backup Withholding. In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions on ADSs or ordinary shares made within the United States and to the proceeds of sales of ADSs or ordinary shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding currently imposed at a rate of 28% scheduled to rise to 31% in 2013 may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents on Display

     We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Foreign Exchange Rate Fluctuation Risk

     Our revenue, expense, and capital purchasing activities are primarily transacted in U.S. dollars. However, since we have operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., we enter into transactions in other currencies. We are primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Renminbi.

     To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2011, we had outstanding foreign currency forward exchange contracts with notional amounts of US$165.6 million. As of December 31, 2011, the fair value of foreign currency forward exchange contracts was approximately a gain of US$0.1 million, which is recorded in other income and other current assets.

     We do not enter into foreign currency exchange contracts for speculative purposes. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Financial Condition and Business-Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” and “Item 3.D—Key Information—Risk Factors—Risks Related to Conducting Operations in China-Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.”

	As of December 31, 2011
	(in US$ thousands)
	Notional Amount 2011	Fair Value
Forward Exchange Agreement
(Receive RMB/Pay US$)
Contract Amount	160,993	211
(Receive EUR/Pay US$)
Contract Amount	4,653	(88)
Total Contract Amount	165,646	123

Cross Currency Swap Fluctuation Risk

     On December 15, 2005, we entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. We are primarily exposed to changes in the exchange rate for the Euro.

     To minimize the risk, we entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contract does not qualify for hedge accounting.

     For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting.

     As of December 31, 2011, we had outstanding cross currency swap contracts with notional amounts of US$3.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2011, the fair value of cross currency swap contracts was approximately a liability of US$0.5 million.

Interest Rate Risk

     Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2011. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our EUR denominated loan is linked to the EURIBOR. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2012	2013
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	181,290	33,209
Average interest rate	3.58%	5.5%
EUR denominated
Average balance	3,245	-
Average interest rate	1.96%	-%
RMB denominated
Average balance	24,235	30,791
Average interest rate	6.65%	5.36%
Weighted average forward interest rate	3.51%	5.29%

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

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

$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
(b) Receiving or distributing dividends	Distribution of dividends	$0.02 or less per ADS (or portion thereof)
(c) Selling or exercising rights	Distribution or sale of securities	Such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities
(d) Withdrawing an underlying security	Each person surrendering ADSs for withdrawal of Deposited Securities	$5.00 for each 100 ADSs (or portion thereof) surrendered.
(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	$1.50 per ADR
(f) General depositary services, particularly those charged on an annual basis.	Not applicable	Not applicable

Category
(as defined by SEC)	Depositary Actions	Associated Fee
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

DIRECT

PAYMENTS

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company expenses related to our ADR Program and incurred by us in connection with the program. In the year ended 2011, the total reimbursed amount was $724,235.71 among which $254,155.33 was for investor relations, $106,465.94 was for legal service fees, $47,985 was for NYSE annual listing fees, $295,850.05 was for equity incentive plan share registration fees, and $$19,779.39 was for broker reimbursement. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

INDIRECT PAYMENTS

As part of its service to us, J.P. Morgan has agreed to waive $120,000 annually for on-going ADR program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2011.

Amount Waived or Paid for Fiscal
Year Ended December
Category of Expenses	31, 2011
Third-party expenses paid directly	$—
Fees waived	$120,000

Item 13. Defaults, Dividend Arrearages, and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     Our Chief Executive Officer and our Chief Financial and Accounting Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). They have concluded that as of December 31, 2011, our disclosure controls and procedures were effective.

Report By Management On Internal Control Over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

     All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

     Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control — Integrated Framework. Based on our assessment we believe that, as of December 31, 2011, our internal control over financial reporting is effective based on COSO criteria.

Attestation Report of the Registered Public Accounting Firm

     The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by our independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in its report (See F-2).

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

Item 16C. Principal Accountant Fees and Services

     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2010 and December 31, 2011.

	2010	2011
Audit Fees	US $1,250,000	US $1,250,000
Audit-Related Fees	US $—	US $—
Tax Fees	US $—	US $—
Total	US $1,250,000	US $1,250,000

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

     The audit committee has approved all audit-related services performed by Deloitte Touche Tohmatsu, which is located at 35/F, One Pacific Place, 88, Queensway, Hong Kong. The audit committee has also approved and will continue to consider, on a case-by-case basis, all non-audit services. According to the charter of our audit committee, before our principal accountants are engaged by us to render audit or non-audit services, the engagement, including the nature and scope of the work to be performed and the associated fees, must be approved by our audit committee. Our audit committee has not established any pre-approval policies and procedures.

Item 16D. Exemptions from the Listing Standards of Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Pursuant to the terms of our 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan recipients of stock options to purchase our ordinary shares are entitled to early exercise their options, subject to our right of repurchase. When employees, directors, or service providers who have early exercised their options terminate their employment with us, we may repurchase the unvested shares subject to the option, at a price which is the lower of the exercise price of the option and the fair market value of our ordinary shares as of the date of repurchase. Other than repurchases of unvested shares upon termination of employment pursuant to these employee stock option plans, we have not repurchased any of our outstanding capital stock during 2011.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

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

     Because our American Depositary Shares are registered with the SEC and are listed on the New York Stock Exchange, or the NYSE, we are also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because we are a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us. We are permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

     Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

  The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

  The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the Exchange Act, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

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

  The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

     The above summary is not a detailed, item-by-item analysis of the differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic issuers, but rather is intended to provide our U.S. shareholders with a brief, general summary of the significant ways that our corporate governance practices differ from those of a U.S. domestic issuer.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

     See pages F-1 to F-49.

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

Exhibit 4.8	Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(5)
Exhibit 4.9	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (6)

Exhibit 4.10	Settlement Agreement dated November 9, 2009 by and between the Company and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Share and Warrant Agreements(7)
Exhibit 4.11	Placing Agreement dated July 8, 2010 by and between the Company as the Issuer and J.P. Morgan (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as placing agents (8)
Exhibit 4.12	Subscription Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. dated August 16, 2010 (8)
Exhibit 4.13	Subscription Agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation dated April 18, 2011 (8)

Exhibit 4.14	Share Subscription Agreement with Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., dated May 5, 2011 (8)
Exhibit 4.15	English language translation of Chinese language Joint Venture Agreement and Joint Venture Memorandum dated May 12, 2011, between Semiconductor Manufacturing International Corporation and Hubei Science & Technology Investment Group Co., Ltd. (8)
Exhibit 8.1	List of Subsidiaries
Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of Deloitte Touche Tohmatsu
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant's Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant's Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant's Annual Report on Form 20F for the fiscal year ended December 31, 2008, filed June 22, 2009.

(4)	Previously filed as an exhibit to the Registrant's Annual Report on Form 20F for the fiscal year ended December 31, 2005, filed June 28, 2006.

(5)	Previously filed as an exhibit to the Registrant's Form 6-K dated November 17, 2008. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(6)	Previously filed as an exhibit to the Registrant's Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(7)	Previously filed as an exhibit to the Registrant's Annual Report on Form 20F for the fiscal year ended December 31, 2009, filed June 29, 2010.

(8)	Previously filed as an exhibit to the Registrant's Annual Report on Form 20F for the fiscal year ended December 31, 2010, filed June 28, 2011.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING
INTERNATIONAL CORPORATION

Date: April 27, 2012	By: /s/ Dr. Tzu-Yin Chiu

Name: Dr. Tzu-Yin Chiu
Title: Chief Executive Officer and
Executive Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements and financial statement schedule are the responsibility of our management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), our internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion on our internal control over financial reporting.
Deloitte Touche Tohmatsu Certified Public Accountants
Hong Kong
March 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on our internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and our report dated March 29, 2012 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu Certified Public Accountants
Hong Kong
March 29, 2012

Consolidated Statements of Comprehensive income

(In US dollars, except share data)
	For the year ended December 31,
	2011	2010	2009
Sales	$1,319,466,033	$1,532,448,539	$1,037,665,386
Cost of sales	1,217,524,773	1,229,266,360	1,158,148,223
Gross profit (loss)	101,941,260	303,182,179	(120,482,837)
Operating expenses (income):
Research and development	191,473,241	191,046,463	176,420,148
General and administrative	57,434,832	41,387,122	215,844,944
Selling and marketing	32,558,510	29,087,197	26,208,722
Impairment loss of long-lived assets	17,691,318	5,137,925	126,634,897
Loss from sale of equipment and other
fixed assets	508,378	96,901	3,890,656
Litigation settlement	—	—	269,637,431
Other operating income	(7,009,241)	(16,493,049)	—
Total operating expenses, net	292,657,038	250,262,559	818,636,798
Income (loss) from operations	(190,715,778)	52,919,620	(939,119,635)
Other income (expense):
Interest income	4,724,375	4,086,406	2,546,974
Interest expense	(20,582,726)	(22,563,056)	(24,586,689)
Change in the fair value of commitment to issue share and warrants	—	(29,815,453)	(30,100,793)
Foreign currency exchange gain	17,588,644	5,101,293	7,290,542
Others, net	6,709,092	6,534,070	(4,549,233)
Total other income (expense), net	8,439,385	(36,656,740)	(49,399,199)
Income (loss) from continuing operations before income tax and
equity investment	(182,276,393)	16,262,880	(988,518,834)
Income tax benefit (expense)	(82,502,706)	4,818,497	46,624,242
Gain (loss) from equity investment	4,478,546	284,830	(1,782,142)
Income (loss) from continuing operations	(260,300,553)	21,366,207	(943,676,734)
Income (loss) from discontinued operations	14,741,100	(7,355,561)	(18,800,808)
Net income (loss)	(245,559,453)	14,010,646	(962,477,542)
Accretion of interest to noncontrolling interest	(1,319,761)	(1,050,000)	(1,059,663)
Loss attributable to noncontrolling interest	63,177	139,751	—
Net income (loss) attributable to Semiconductor Manufacturing
International Corporation	(246,816,037)	13,100,397	(963,537,205)
Deemed dividends on convertible
preferred shares	(64,970,095)	—	—
Net income (loss) attributable to holders of ordinary shares	(311,786,132)	13,100,397	(963,537,205)
Net income (loss)	(245,559,453)	14,010,646	(962,477,542)
Other comprehensive income (loss):
Foreign currency translation adjustment	4,937,787	(706,128)	52,960
Comprehensive income (loss)	(240,621,666)	13,304,518	(962,424,582)
Comprehensive income (loss) attributable to noncontrolling interest	(1,256,584)	(910,249)	(1,059,663)
Comprehensive income (loss) attributable to Semiconductor
Manufacturing International Corporation	(241,878,250)	12,394,269	(963,484,245)
Earnings (loss) per ordinary share, basic	$(0.01)	$0.00	$(0.04)
Earnings (loss) per ordinary share, diluted	$(0.01)	$0.00	$(0.04)
Shares used in calculating basic earnings (loss) per ordinary share	27,435,853,922	24,258,437,559	22,359,237,084
Shares used in calculating diluted earnings (loss) per ordinary share	27,435,853,922	25,416,597,405	22,359,237,084

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance Sheets

(In US dollars, except share data)

	December 31,
	2011	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$261,615,478	$515,808,332	$443,462,514
Restricted cash	136,907,126	161,350,257	20,360,185
Accounts receivable, net of allowances of
$42,820,668; $49,373,296 and $96,144,543 at
December 31, 2011, 2010 and 2009, respectively	165,233,593	206,622,841	204,290,545
Inventories	207,308,380	213,404,499	193,705,195
Prepaid expense and other
current assets	90,448,245	78,278,131	28,881,866
Assets held for sale	—	—	8,184,462
Current portion of deferred
tax assets	3,273,728	3,638,427	8,173,216
Total current assets	864,786,550	1,179,102,487	907,057,983
Prepaid land use rights	77,231,088	78,798,287	78,111,788
Plant and equipment, net	2,516,578,019	2,351,862,787	2,251,614,217
Acquired intangible assets, net	179,279,333	173,820,851	182,694,105
Equity investment	19,612,790	9,843,558	9,848,148
Other long-term assets	41,927,959	215,178	391,741
Deferred tax assets	28,513,676	109,050,066	94,358,635
TOTAL ASSETS	$3,727,929,415	$3,902,693,214	$3,524,076,617
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$280,690,730	$515,577,285	$228,882,804
Short-term borrowings	607,427,103	372,055,279	286,864,063
Current portion of long-term debt	191,354,539	333,458,941	205,784,080
Accrued expenses and other current liabilities	142,415,427	146,986,675	111,086,990
Current portion of promissory notes	29,374,461	29,374,461	78,608,288
Commitment to issue shares and warrants relating to
litigation settlement	—	—	120,237,773
Income tax payable	63,435	1,892,691	58,573
Total current liabilities	1,251,325,695	1,399,345,332	1,031,522,571
Long-term liabilities:
Non-current portion of promissory notes	28,559,711	56,327,268	83,324,641
Long-term debt	72,360,902	178,596,008	550,653,099
Government subsidy — deferred portion	125,335,473	49,142,806	709,690
Other long-term liabilities	—	9,646,000	25,749,562
Deferred tax liabilities	1,332,620	1,094,257	1,035,164
Total long-term liabilities	227,588,706	294,806,339	661,472,156
Total liabilities	1,478,914,401	1,694,151,671	1,692,994,727
Noncontrolling interest	4,199,520	39,004,168	34,841,507
Commitments
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000
shares authorized, 27,487,676,065, 27,334,063,747
and 22,375,886,604 shares issued and outstanding
at December 31, 2011, 2010 and 2009,
respectively	10,995,071	10,933,625	8,950,355

(In US dollars, except share data)

	December 31,
	2011	2010	2009
Additional paid-in capital	4,240,529,406	3,858,642,606	3,499,723,153
Convertible preferred shares, $0.0004 par value,
5,000,000,000 shares authorized, 445,545,911
shares, nil and nil issued and outstanding at
December 31, 2011, 2010 and 2009, respectively	178,218	—	—
Accumulated other comprehensive income (loss)	3,845,496	(1,092,291)	(386,163)
Accumulated deficit	(2,010,732,697)	(1,698,946,565)	(1,712,046,962)
Total equity	2,244,815,494	2,169,537,375	1,796,240,383
TOTAL LIABILITIES, NONCONTROLLING INTEREST
AND EQUITY	$3,727,929,415	$3,902,693,214	$3,524,076,617
Net current liabilities	$(386,539,145)	$(220,242,845)	$(124,464,588)
Total assets less current liabilities	$2,476,603,720	$2,503,347,882	$2,492,554,046

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of equity

(in US dollar, except share data)

						Accumulated
						other
					Additional	comprehensive	Accumulated
	Ordinary shares		Convertible Preferred Shares		paid-in capital	Income (loss)	deficit	Total equity
	Share	Amount	Shares	Amount
Balance at January 1, 2009	22,327,784,827	$8,931,114	—	$—	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501
Exercise of stock options	48,101,777	19,241	—	—	195,785	—	—	215,026
Share-based compensation	—	—	—	—	10,145,101	—	—	10,145,101
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	—	—	—	—	—	—	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	—	—	52,960	—	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	—	$—	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383
Exercise of stock options	140,645,464	$56,258	—	$—	$2,161,420	$—	$—	$2,217,678
Issuance of ordinary shares relating to litigation settlement	1,789,493,218	715,797	—	—	137,050,128	—	—	137,765,925
Issuance of warrant relating to litigation settlement	—	—	—	—	13,002,275	—	—	13,002,275
Issuance of ordinary shares	3,028,038,461	1,211,215	—	—	197,910,997	—	—	199,122,212
Share-based compensation	—	—	—	—	8,794,633	—	—	8,794,633
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	—	—	—	—	—	—	$13,100,397	13,100,397
Foreign currency translation adjustments	—	—	—	—	—	$(706,128)	—	$(706,128)
Balance at December 31, 2010	27,334,063,747	$10,933,625	—	$—	$3,858,642,606	$(1,092,291)	$(1,698,946,565)	$2,169,537,375
Exercise of stock options	153,612,318	$61,446	—	$—	$3,463,561	$—	$—	$3,525,007
Issuance of Convertible Preferred
Shares and warrants	—	—	445,545,911	178,218	308,119,284	—	—	308,297,502
Deemed dividend on preferred convertible shares	—	—	—	—	64,970,095	—	(64,970,095)	—
Share-based compensation	—	—	—	—	5,333,860	—	—	5,333,860
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	—	—	—	—	—	—	(246,816,037)	(246,816,037)
Foreign currency translation adjustments	—	—	—	—	—	4,937,787	—	4,937,787
Balance at December 31, 2011	27,487,676,065	$10,995,071	445,545,911	$178,218	$4,240,529,406	$3,845,496	$(2,010,732,697)	$2,244,815,494

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash flows

(In US dollars)

	Year ended December 31,
	2011	2010	2009
Operating activities:
Net income (loss)	$(245,559,453)	$14,010,646	$(962,477,542)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred taxes	81,139,452	(10,097,549)	(56,222,094)
Loss (Gain) from sale of plant and equipment and other
fixed assets	508,378	(658,535)	3,832,310
Depreciation	518,840,210	584,241,805	746,684,986
Non-cash interest expense on promissory notes and long-term
payables relating to license agreements	2,416,772	4,038,189	3,844,324
Amortization of acquired intangible assets	31,449,387	27,167,870	35,064,589
Share-based compensation	5,333,860	8,794,633	10,145,101
Loss (Gain) from equity investment	(4,478,546)	(284,830)	1,782,142
Impairment loss of long-lived assets	17,691,318	8,442,050	138,294,783
Litigation settlement (non-cash portion)	—	—	239,637,431
Change in the fair value of commitment
to issue shares and warrants	—	29,815,453	30,100,793
Allowance for doubtful accounts	551,059	1,076,767	111,584,756
Forgiveness of payables	(19,011,413)	—	—
Gain on disposition of discontinued operation, net of taxes	(17,103,295)	—	—
Other non-cash expense	556,071	711,469	—
Changes in operating assets and liabilities:
Accounts receivable	36,368,548	(2,402,228)	(95,382,736)
Inventories	886,712	(19,699,304)	(22,068,328)
Prepaid expense and other current assets	(11,132,693)	(46,335,851)	28,920,815
Other long-term assets	(9,897,365)	—	—
Prepaid land use right	1,567,198	(686,498)	1,500,183
Accounts payable	(13,092,859)	34,205,945	35,788,601
Accrued expenses and other current liabilities	16,823,032	53,406,989	11,349,772
Other long-term liabilities	66,546,667	37,109,116	21,679,690
Income tax payable	(1,829,256)	1,834,118	(493,433)
Changes in restricted cash relating to operating activities	(60,221,170)	(30,077,566)	—
Net cash provided by operating activities	398,352,614	694,612,689	283,566,143
Investing activities:
Purchase of plant and equipment	(950,558,633)	(491,538,600)	(217,269,234)
Proceeds from government subsidy to purchase plant and
equipment	1,966,961	26,876,268	54,125,325
Proceeds received from sale of assets held for sale	—	7,810,382	1,482,716
Proceeds from sale of plant and equipment	4,421,061	6,375,042	3,715,641
Purchase of intangible assets	(31,184,700)	(21,681,441)	(59,096,987)
Purchase of short-term investments	(40,350,344)	(25,812,871)	(49,974,860)
Sale of short-term investments	43,192,561	23,400,000	69,903,150
Change in restricted cash relating to investing activities	84,315,961	(110,912,506)	(14,105,371)
Purchase of long-term investment	(4,845,611)	—	(278,103)
Sale of long-term investment	1,900,000	—	—
Advance Payment in connection with a proposed joint venture	(27,969,805)	—	—
Net cash received upon purchase of a subsidiary	—	1,770,603	—
Net cash outflow from disposition of
discontinued operations	(3,513,345)	—	—
Net cash used in investing activities	(922,625,894)	(583,713,123)	(211,497,723)

(In US dollars)

	Year ended December 31,
	2011	2010	2009
Financing activities:
Proceeds from short-term borrowings	1,251,371,100	716,676,446	726,897,421
Repayment of short-term borrowings	(1,015,999,276)	(631,485,230)	(641,291,131)
Repayment of promissory notes	(30,000,000)	(80,000,000)	(15,000,000)
Proceeds from long-term debt	74,979,192	10,000,000	100,945,569
Repayment of long-term debt	(323,318,700)	(254,382,231)	(241,655,460)
Proceeds from exercise of employee stock options	3,525,007	2,217,678	215,026
Proceeds from issuance of ordinary shares	—	199,122,212	—
Proceeds from issuance of Convertible
Preferred Shares	308,297,502	—	—
Redemption of noncontrolling interest	—	—	(9,013,444)
Net cash (used in) provided by financing activities	268,854,825	(37,851,125)	(78,902,019)
Effect of exchange rate changes	1,225,601	(702,623)	66,544
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(254,192,854)	72,345,818	(6,767,055)
CASH AND CASH EQUIVALENTS,
beginning of year	515,808,332	443,462,514	450,229,569
CASH AND CASH EQUIVALENTS, end of year	$261,615,478	515,808,332	$443,462,514
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Income taxes paid	$3,192,510	$3,444,934	$9,636,901
Interest paid	$38,765,494	33,686,823	$37,934,992
SUPPLEMENTAL DISCLOSURES OF NON-CASH, INVESTING
AND FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(118,736,645)	(342,373,019)	$(105,618,026)
Long-term payable for acquired intangible assets	$—	$(5,015,672)	$(28,966,666)
Receivable for sales of manufacturing equipment	$—	$—	$23,137,764

Notes to the Consolidated financial Statements

1.	General

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
The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and its consolidated affiliate. All inter-company transactions and balances have been eliminated upon consolidation.

	(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long- lived assets, accrued expenses, contingencies and assumptions related to the valuation of share- based compensation and related forfeiture rates. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

	(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

	(e)	Restricted Cash
Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government subsidies for certain research and development projects.

2.	Summary of Significant Accounting Policies (continued)

	(f)	Investments
Short-term investments primarily consist of trading securities, which are recorded at fair value with unrealized gains and losses included in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity investments only include non- marketable investments.

	(g)	Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, receivable for sale of manufacturing equipment and other long-term assets. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

The change in the allowances for doubtful accounts is as follows:

Allowances for accounts receivable	2011	2010	2009
Balance, beginning of year	$49,373,296	$96,144,543	$5,680,658
Provision recorded during the year	551,059	1,076,767	94,704,790
Write-offs in the year	(703,687)	(19,348,014)	(4,240,905)
Recovered in the year	(6,400,000)	(28,500,000)	—
Balance, end of year	$42,820,668	$49,373,296	$96,144,543

The Company collected $6,400,000 and $28,500,000 from a managed government-owned foundry during the year ended December 31, 2011 and 2010 for which a specific allowance had been previously provided.

Allowances for receivable for sale of Equipment and
other fixed assets	2011	2010	2009
Balance, beginning of year	$3,944,204	$21,120,871	$—
Provision recorded during the year	—	—	21,120,871
Write-offs in the year	(3,944,204)	(17,176,667)	—
Recovered in the year	—	—	—
Balance, end of year	$—	$3,944,204	$21,120,871

2.	Summary of Significant Accounting Policies (continued)

	(h)	Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

	(i)	Prepaid land use rights
Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to income ratably over the term of the land use agreements which range from 50 to 70 years.

	(j)	Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized. All amounts are recorded net of government subsidies received. Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets
Acquired intangible assets, which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years.

2.	Summary of Significant Accounting Policies (continued)

	(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in its operations by comparing the carrying value of the asset group to its estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

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

	For the year ended December 31,
	2011	2010	2009
Total actual interest expense
(non-litigation)	$39,567,076	$34,016,123	$41,421,385
Recorded in the consolidated statements of
comprehensive income
Interest expense	(20,582,726)	(22,563,056)	(24,586,689)
Gain (Loss) on discontinued operations	—	(92,774)	(112,647)
Gross capitalized interest	18,984,350	11,360,293	16,722,049
Government subsidies	(825,787)	(4,190,735)	(11,617,950)
Net capitalized interest	$18,158,563	$7,169,558	$5,104,099

(o)	Government subsidies
The Company received the following types of government subsidies:

Government subsidies under specific R&D projects
The Company received government awards of $126.1 million, $82.4 million, $97.6 million and recognized $42.6 million, $32.8 million, and $31.9 million in the form of reimbursement of certain R&D expenses in 2011, 2010 and 2009, respectively, for several specific R&D projects. The awards are recorded as restricted cash upon receipt and deferred until the milestones specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in R&D expense.

Government subsidies for specific intended use
The Company received government subsidies in cash of $0.8 million, $4.2 million, and $11.6 million in 2011, 2010 and 2009, respectively, which were determined based on the estimated interest expense to be incurred, in each of the respective years, on the Company’s budgeted outstanding borrowings. These government subsidies are recorded as a liability upon receipt and until the requirements (if any) specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in interest expense.

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry. In 2011, 2010 and 2009 the Company received local government subsidies of $2.0 million, $26.9 million and $54.1 million, respectively. The Company recorded $2.4 million, $26.7 million and $57.3 million as a reduction to the carrying value of the fixed assets or construction in progress in 2011, 2010 and 2009, respectively.

2.	Summary of Significant Accounting Policies (continued)

	(o)	Government subsidies (continued)
General purpose government subsidies and rewards
The government provided subsidies of $1.7 million with no restriction on use in 2011. The Company considers the grants as being provided for general operating purposes, as the government did not identify specific projects or types of expenses in connection with these subsidies. As such, they were recorded as other operating income in 2011 upon receipt.

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
The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized as other income (expense) in the statements of comprehensive income.

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

2.	Summary of Significant Accounting Policies (continued)

	(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable to the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities based on the technical merits of the position.

	(t)	Comprehensive income (loss)
Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of the cumulative foreign currency translation adjustment.

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

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

2.	Summary of Significant Accounting Policies (continued)

	(u)	Fair value (continued)
Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

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

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables, receivables for sale of equipments and other long-term assets. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2011. The Company’s other financial instruments that are not recorded at fair value are not significant.

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
In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs”. The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. The Company has early adopted the revised guidance on both Presentation of Comprehensive Income and Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

	(y)	Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding. Diluted earnings — per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income (loss) periods should their effects be anti-dilutive.

3.	Fair Value

Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$938,531	$—	$3,259,024
Derivative assets measured at fair value	$—	$938,531	$—	$3,259,024
Liabilities:
Forward foreign exchange contracts	$—	$(815,494)	$—	$(2,181,171)
Interest rate swap contracts	—	(404,549)	—	(585,415)
Cross-currency interest rate swap
contracts	—	(463,365)	—	(303,285)
Derivative liabilities measured at fair
value	$—	$(1,683,408)	$—	$(3,069,871)

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$694,795	$—	$2,204,383
Cross-currency interest rate swap
contracts	—	—	—	291,694
Derivative assets measured at fair value	$—	$694,795	$—	$2,496,077
Liabilities:
Forward foreign exchange contracts	$—	$(479,735)	$—	$(4,169,805)
Interest rate swap contracts	—	(1,380,454)	—	(949,068)
Cross-currency interest rate swap
contracts	—	(1,292,475)	—	(957,678)
Derivative liabilities measured at fair
value	$—	$(3,152,664)	$—	$(6,076,551)

3.	Fair Value (continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest swap contracts	—	503,551	—	1,086,822
Derivative assets measured at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange contracts	$—	$(483,421)	$—	$(3,835,234)
Interest rate swap contracts	—	(529,712)	—	(127,336)
Cross-currency interest rate swap
contracts	—	(388,913)	—	(519,099)
Commitment to issue shares and
warrants relating to litigation
settlement	—	(120,237,773)	—	(30,100,793)
Derivative liabilities measured at fair
value	$—	$(121,639,819)	$—	$(34,582,462)

The Company prices its derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles.

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

Assets Measured at Fair Value on a Nonrecurring Basis (continued)
The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total Losses
Long-lived assets held
and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets held
for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

In 2009, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million. In addition, long- lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million. All such amounts were included in impairment loss of long-lived assets in the consolidated statements of comprehensive income for the year ended December 31, 2009.

4.	Restricted Cash

As of December 31, 2011, 2010 and 2009, restricted cash consisted of $46,272,510, $128,818,265 and $20,360,185 of bank time deposits pledged against letters of credit and short-term borrowings, and $90,634,616, $32,531,992 and nil government subsidies mainly for the reimbursement of research and development expenses to be incurred in certain government sponsored projects, respectively.

5.	Derivative Financial Instruments

The Company has the following notional amount of derivative instruments:

	December 31,
	2011	2010	2009
Forward foreign exchange contracts	$165,646,228	$92,859,692	$33,501,503
Interest rate swap contracts	48,000,000	76,000,000	54,000,000
Cross-currency interest rate swap contracts	3,669,691	11,279,915	24,699,730
	$217,315,919	$180,139,607	$112,201,233

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2011, 2010 and 2009, the change in fair value of forward contracts was presented in foreign currency exchange gain in the consolidated statements of comprehensive income. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

5.	Derivative Financial Instruments (continued)

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2011
Euro	3,600,000	$4,653,360
Renminbi	1,013,047,623	160,992,868
		$165,646,228
As of December 31, 2010
Euro	7,682,707	$10,174,977
Renminbi	546,297,909	82,684,715
		$92,859,692
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	83,496,523	12,236,254
		$33,501,503

In 2011, 2010 and 2009, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar. In 2011, 2010 and 2009, gains or losses on the interest rate swap contracts were recognized as interest expense in the consolidated statements of comprehensive income. As of December 31, 2011, 2010 and 2009, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2011
Euro	2,839,000	$3,669,691
As of December 31, 2010
Euro	8,517,000	$11,279,915
As of December 31, 2009
Euro	17,219,555	$24,699,730

In 2011, 2010 and 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The fair values of each derivative instrument is follows:

	December 31,
	2011	2010	2009
Forward foreign exchange contracts	$123,037	$215,060	$(428,979)
Interest rate swap contracts	(404,549)	(1,380,454)	(529,712)
Cross-currency interest rate swap contracts	(463,365)	(1,292,475)	114,638
	$(744,877)	$(2,457,869)	$(844,053)

As of December 31, 2011, 2010 and 2009, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities and prepaid expense and other current assets.

6.	Accounts Receivable, Net of Allowances

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowances for doubtful accounts, is as follows:

	2011	2010	2009
Current	$134,958,411	$174,378,643	$160,802,634
Overdue:
Within 30 days	26,467,938	25,395,378	30,882,525
Between 31 to 60 days	1,082,568	3,033,340	1,641,710
Over 60 days	2,724,676	3,815,480	10,963,676
	$165,233,593	$206,622,841	$204,290,545

7.	Inventories

	2011	2010	2009
Raw materials	$54,853,095	$79,037,913	$57,279,287
Work in progress	93,472,253	86,234,857	102,538,543
Finished goods	58,983,032	48,131,729	33,887,365
	$207,308,380	$213,404,499	$193,705,195

In 2011, 2010 and 2009, provisions for inventory write-downs amounted to $26,073,533, $19,893,861 and $26,296,168 respectively. Provisions for inventory write-downs were recorded in cost of sales to reflect the lower of cost or market adjustments.

8.	Assets Held for Sale

In 2009, the Company committed to a plan to complete its exit from the DRAM business and to sell certain fixed assets having a carrying value of $30,903,192 at the time when the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expected to sell them within the following twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants. $18,640,862 and $4,077,868 were recorded as a component of impairment loss and discontinued operation loss in the consolidated statements of comprehensive income, respectively.

In 2010, the Company sold a portion of such assets for $7,611,775, resulting in a gain of $1,455,721. As of December 31, 2010, the Company concluded that the remaining assets of $4,756,260 would not be sold within the following 12 months and, accordingly, reclassified such assets to assets held and used.

9.	Plant and Equipment, Net

	2011	2010	2009
Buildings	$319,890,768	$311,717,261	$293,225,129
Facility machinery and equipment	575,422,687	565,829,867	552,373,720
Manufacturing machinery and equipment	6,310,595,278	5,584,906,496	5,398,887,677
Furniture and office equipment	86,537,280	78,075,574	74,206,691
Transportation equipment	2,212,489	2,109,425	1,890,082
	7,294,658,502	6,542,638,623	6,320,583,299
Less: accumulated depreciation	(5,370,041,078)	(4,902,754,755)	(4,299,836,387)
	1,924,617,424	1,639,883,868	2,020,746,912
Construction in progress	591,960,595	711,978,919	230,867,305
	$2,516,578,019	$2,351,862,787	$2,251,614,217

The Company recorded depreciation expense of $518,840,210, $584,241,805 and $746,684,986 for the years ended December 31, 2011,2010 and 2009, respectively.

The construction in progress balance of approximately $591,960,595 as of December 31, 2011, primarily consisted of $373,699,154 and $105,379,439 of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and $92,373,431 related to the ongoing 8” wafer construction project at SMIC Shenzhen. The construction in progress at SMIC Beijing and SMIC Shanghai is currently estimated to be completed prior to June 2012. The additional amount paid to complete these construction initiatives is expected to be $62,000,000. The remainder of the construction in progress of $20,508,571 relates to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2012.

10.	Impairment of Plant and Equipment

In 2011 and 2010, the Company recorded an impairment loss of $17,691,318 and $8,442,050, respectively, associated with the disposal of fixed assets with outdated technologies, $3,304,125 of which in 2010 was related to the subsidiary that was deconsolidated in 2011.

In 2009, the effect of adverse market conditions and significant changes in the Company’s operations strategy led to the Company’s decision to abandon a group of long-lived assets. This group of long-lived assets was equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $102,363,799 and a discontinued operation loss of $2,312,736 after writing down the carrying value to zero, respectively.

11.	Acquired Intangible Assets, Net

	2011	2010	2009
Technology, Licenses and Patents
Cost:	$252,272,508	$236,690,448	$346,792,269
Accumulated Amortization	(72,993,175)	(62,869,597)	(164,098,164)
Acquired intangible assets, net	$179,279,333	$173,820,851	$182,694,105

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $37,490,003, $18,294,616 and $23,334,825 in 2011, 2010 and 2009, respectively.

The Company recorded amortization expense of $31,449,387, $27,167,870 and $35,064,589 in 2011, 2010 and 2009 respectively. The Company expected to record amortization expenses related to the acquired intangible assets as follows:

Year	Amount
2012	$27,019,752
2013	$30,829,055
2014	$30,063,555
2015	$28,181,995
2016	$25,764,325

In 2009, the Company recorded impairment losses of $5,630,236 for licenses related to DRAM products that were no longer in use.

12.	Equity Investment

	December 31, 2011
	Carrying	% of
	Amount	Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$15,856,187	30.0
Cost method investments (unlisted)	$3,756,603	Less than 20.0
	$19,612,790

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2011, the Company has concluded that no impairment of its equity investments existed. The fair value of the Company’s cost-method investments was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.

13.	Accounts Payable

An aging analysis of the accounts payable is as follows:

	2011	2010	2009
Current	$194,434,300	$429,831,103	$174,834,213
Overdue:
Within 30 days	42,278,040	42,087,271	25,335,474
Between 31 to 60 days	16,326,978	8,540,898	8,269,941
Over 60 days	27,651,412	35,118,013	20,443,176
	$280,690,730	$515,577,285	$228,882,804

14.	Promissory Note

In 2009, the Company reached a new settlement with TSMC as detailed in Note 27. Under this agreement, the remaining promissory note of $40,000,000 under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC $30,000,000 and $80,000,000 in 2011 and 2010, respectively. The outstanding promissory notes are as follows:

	December 31, 2011
		Discounted
Maturity	Face Value	value
2012, current portion	$30,000,000	$29,374,461
2013, non-current portion	30,000,000	28,559,711
Total	$60,000,000	$57,934,172

In 2011, 2010 and 2009, the Company recorded interest expense of $2,232,443, $3,768,799 and $2,070,569, respectively, as amortization of the discount.

15.	Indebtedness

Short-term and long-term debts are as follows:

	2011	2010	2009
Short-term borrowings from commercial banks (a)	$607,427,103	$372,055,279	$286,864,063
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$—	$—	$127,840,000
Shanghai USD & RMB loan	—	110,270,925	99,309,612
Beijing USD syndicate loan	180,084,000	290,062,000	300,060,000
EUR loan	8,270,540	25,422,024	50,227,567
Tianjin USD syndicate loan	—	86,300,000	179,000,000
Beijing USD & RMB loan	48,837,901	—	—
Shanghai USD loan	26,523,000	—	—
Total long-term debt	$263,715,441	$512,054,949	$756,437,179
Long-term debt by repayment schedule:
Within one year	$191,354,539	$333,458,941	$205,784,080
More than one year, but not exceeding
two years	72,360,902	178,596,008	334,995,270
More than two years, but not exceeding
five years	—	—	215,657,829
Total	$263,715,441	$512,054,949	$756,437,179
Less: current maturities of long-term debt	$191,354,539	333,458,941	205,784,080
Non-current maturities of long-term debt	$72,360,902	$178,596,008	$550,653,099

(a)	Short-term borrowings from commercial banks
As of December 31, 2011, the Company had 24 short-term credit agreements that provided total credit facilities of up to $919 million on a revolving credit basis. As of December 31, 2011, the Company had drawn down $607.4 million under these credit agreements and $311.6 million was available for future tradings and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $43.3 million, which is secured by term deposit, and $23.2 million, which is secured by real property with an original cost of $17.5 million. The interest expense incurred in 2011 was $20,818,060 of which $10,154,263 was capitalized as additions to assets under construction. The interest rate ranged from 1.6% to 7.2% in 2011.

As of December 31, 2010, the Company had 20 short-term credit agreements that provided total credit facilities of up to $583 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down $372 million under these credit agreements and $211 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $13 million, which is secured by term deposits. The interest expense incurred in 2010 was $12,037,913 of which $3,182,351 was capitalized as additions to assets under construction. The interest rate ranged from 1.11% to 5.84% in 2010.

15.	Indebtedness (continued)

	(a)	Short-term borrowings from commercial banks (continued)
As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down $287 million under these credit agreements and $50 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $20 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate ranged from 1.11% to 8.75% in 2009.

	(b)	Long-term debt
Shanghai USD & RMB loan
In June 2009, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,012) with The Export-Import Bank of China. The principal amount was fully repaid in 2011.

The facility was secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two year bank facility was used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche varied from 2.4% to 4.86%.

Shanghai USD loan
In April 2011, SMIS entered into the Shanghai USD loan, a new two-year loan facility in the principal amount of US$69 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion for SMIS’s 12-inch fab. As of December 31, 2011, SMIS had drawn down US$26.5 million. The principal amount of $3.0 million will be repayable within 2012 and $23.5 million be repayable in June 2013. The interest rate is 4.395%.

The total outstanding balance of the facilities is collateralized by certain equipment of SMIS with an original cost of US$38.6 million as of December 31, 2011.

The Shanghai USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2011.

15.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Beijing USD syndicate loan
In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB and the syndicate amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. SMIB has made the repayment of $109 million in 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment, changed from 2.59% to 2.9945%.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by SMIB’s plant and equipment with an original cost of $1,318.6 million as of December 31, 2011.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non- cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011.

Beijing USD & RMB Loan
In September 2011, SMIB entered into the Beijing USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB 150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2011, SMIB had drawn down US$25 million & RMB 150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate is variable from 6.35% to 6.65%.

The total outstanding balance of the Beijing USD & RMB Loan is collateralized by SMIB’s plant and equipment with an original cost of $ 132.3 million as of December 31, 2011.

EUR loan
On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw-down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006. The interest rate is variable from 2.5% to 5.0%.

The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2011.

15.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Tianjin USD syndicate loan
In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount was repayable starting from 2010 in six semi-annual installments and interest rate varied from 1.6% to 1.7%. In August 2011, the facility was fully repaid.

Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai		Beijing USD	Beijing		Tianjin USD
	Syndicate	USD & RMB	Shanghai	Syndicate	USD &		Syndicate
	Loan	Loan	USD Loan	Loan	RMB Loan	EUR Loan	Loan
Balance at January 1, 2009	266,050,000	—		300,060,000		72,037,070	259,000,000
Drawn down	—	99,309,612		—			—
Repayment	138,210,000	—		—		21,809,503	80,000,000
Balance at December 31, 2009	127,840,000	99,309,612		300,060,000		50,227,567	179,000,000
Drawn down	—	10,961,313		—			—
Repayment	127,840,000	—		9,998,000		24,805,543	92,700,000
Balance at December 31, 2010	—	110,270,925	—	290,062,000		25,422,024	86,300,000
Drawn down	—	—	26,523,000	—	48,837,901	—	—
Repayment	—	110,270,925		109,978,000		17,151,484	86,300,000
Balance at December 31, 2011	—	—	26,523,000	180,084,000	48,837,901	8,270,540	—

16.	Convertible Preferred Shares

Convertible Preferred Shares and Warrants
In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 Preferred Shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately US$249 million, net of issuance cost of US$0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 Preferred Shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 Preferred Shares, to Datang Holdings (Hong Kong) Investment Company Limited (“Datang”), for aggregate proceeds of approximately US$58.9 million.

The par value and the issue price of the Preferred Shares are US$0.0004 and HK$5.39 (USD:HKD = 1:7.7943) per share, respectively. The exercise price of the Warrants is HK$5.39.

16.	Convertible Preferred Shares (continued)

The Company allocated total proceeds between the Preferred Shares and Warrant based on relative fair value on the issuance day and recorded $292,634,466 and $15,484,818 to additional paid in capital for Preferred Shares and Warrant respectively. The fair value of the Warrants is determined by applying the Black-Scholes option pricing model, with the following assumptions used:

Expected volatility (%)	51.65%~53.67%
Risk-free interest rate (per annum) (%)	0.09%~0.18%
Expected dividend yield (%)	Nil
Expected term (years)	1 year

The Company assessed beneficial conversion feature (“BCF”) attributable to the Preferred shares and Warrants at each commitment date. The Company recognized $64,970,095 as deemed dividend in the consolidated statements of comprehensive income, in relation to the Preferred Shares and Warrants issued to CIC, associate with the BCF as of the commitment date. The Company determined that there was no BCF attributable to the Preferred Shares and Warrants issued in September 2011 as the effective conversion prices were greater than the fair value of the ordinary shares on the commitment date.

Voting
The Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of shareholders of the Company. Each Preferred Share will confer on its holder such number of voting rights as if the Preferred Share had been converted into ordinary shares.

Dividend entitlements
The Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares.

Ranking
The Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Preferred Shares or such preferred shares and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of ordinary shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu with the claims of the ordinary shares.

Liquidation preference
On a liquidation or similar dissolution events, the assets of the Company available for distribution among the members will be applied first in paying an amount equal to the amount paid up or credited as paid on such shares to the holders of the Preferred Shares and holders of other preference shares of the Company in priority to those of holders of ordinary shares.

16.	Convertible Preferred Shares (continued)

Conversion Rights
The holders of the Preferred Shares will have the right at any time to convert their Preferred Shares into fully paid ordinary shares and the Preferred Shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on June 4, 2012.

The initial conversion rate will be ten ordinary shares per Preferred Share, and is subject to adjustment upon the occurrence of certain prescribed events such as capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

17.	Discontinued Operations

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17,103,295 on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14,741,100 represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Accordingly, the discontinued operations were retrospectively reflected for all the years presented in the Company’s consolidated statements of comprehensive income. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2011, 2010, and 2009:

	(in US dollars)
	For the year ended December 31,
	2011	2010	2009
Sales	$4,005,078	$22,340,048	$32,721,717
Cost of sales	5,411,543	26,072,103	44,962,207
Gross profit (loss)	(1,406,465)	(3,732,055)	(12,240,490)
Total expenses, net	955,730	3,623,506	6,560,318
Net loss before Income Tax	(2,362,195)	(7,355,561)	(18,800,808)
Income tax (expenses) benefits	—	—	—
Gain on disposition of discontinued operations, net of taxes	17,103,295	—	—
Income(loss) from discontinued operations	$14,741,100	($7,355,561)	($18,800,808)

18.	Income Taxes

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The Law of the People’s Republic of China on Income Tax (“New EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the New EIT Law, domestically- owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. For enterprises entitled to a preferential tax rate of 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (”Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. Tax holidays enjoyed under the FEIT Laws may be enjoyed until the end of the holiday.

Pursuant to Caishui Circular [2008] No.1 (“Circular No.1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. Pursuant to Caishui Circular [2009] No.69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate of the Company is reduced by the tax incentives granted by Circular No.39.

On January 28, 2011, the State Council of China issued Guofa [2011] No.4 (“Circular No.4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

18.	Income Taxes (continued)

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

	1)	SMIS
Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. As SMIS is a manufacturing company located in Shanghai’s Pudong New Area, it can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate.

The income tax rate for SMIS was 12% in 2011 and will be 12.5% in 2012 and 2013. After that, the income tax rate will be 15%.

	2)	SMIB and SMIT

In accordance with Circular No.1 and Circular No.4, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2011 and the tax holiday has not begun to take effect.

The Company’s other subsidiaries are subject to respective local income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2011, 2010 and 2009 were as follows:

	2011	2010	2009
US subsidiary	$213,723	$210,000	$252,000
European subsidiary	215,922	152,105	141,431

In 2011, 2010 and 2009, the Company had minimal taxable income in Hong Kong. In 2011, the Company accrued $12,948 for income tax expense in Taiwan.

The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2011	2010	2009
PRC
Current	$920,661	$4,916,947	$40,949
Adjustments on deferred tax assets and liabilities
for enacted changes in tax rate	—	—	(32,403,299)
Deferred	81,139,452	(10,097,549)	(23,818,794)
Other jurisdiction, current	442,593	362,105	9,556,902
Income tax (benefit) expense	$82,502,706	$(4,818,497)	$(46,624,242)

18.	Income Taxes (continued)

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31
	2011	2010	2009
PRC	$(163,355,291)	$62,898,157	$(774,867,562)
Other jurisdictions	(18,921,102)	(46,635,277)	(213,651,272)
	$(182,276,393)	$16,262,880	$(988,518,834)

Details of deferred tax assets and liabilities are as follows:

	2011	2010	2009
Deferred tax assets:
Allowances and reserves	$4,633,904	$3,102,688	$13,019,352
Start-up costs	31,157,821	23,309,859	159,707
Net operating loss carry forwards	197,262,277	185,443,770	109,384,792
Unrealized exchange loss	—	—	6,006
Depreciation and impairment of
fixed assets	80,477,329	62,068,769	79,104,144
Subsidy on long lived assets	—	148,473	479,818
Accrued expenses	2,389,533	2,382,856	1,936,337
Total deferred tax assets	315,920,864	276,456,415	204,090,156
Valuation allowance	(284,133,460)	(163,767,922)	(101,558,305)
Net deferred tax assets	$31,787,404	$112,688,493	$102,531,851
Current portion of deferred tax assets	$3,273,728	$3,638,427	$8,173,216
Non-current portion of deferred
tax assets	28,513,676	109,050,066	94,358,635
Net deferred tax assets	$31,787,404	$112,688,493	$102,531,851
Deferred tax liability:
Capitalized interest	(1,266,091)	(1,049,162)	(1,035,164)
Unrealized exchange gain	(66,529)	(45,095)	—
Total deferred tax liabilities	(1,332,620)	(1,094,257)	(1,035,164)
Non-current portion of deferred
tax liabilities	(1,332,620)	(1,094,257)	(1,035,164)
Total deferred tax liabilities	$(1,332,620)	$(1,094,257)	$(1,035,164)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purpose. Based on the current profit, projected future profitability, and other available evidence, the Company believed it was more-likely-than-not that SMIC will not realize all the deferred tax assets in the future periods. Thus, $284 million valuation allowances are provided for the deferred tax assets of SMIC.

18.	Income Taxes (continued)

The Company had no material uncertain tax positions as of December 31, 2011 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2011, the Company’s PRC subsidiaries had net operating loss carried forward of $951.9 million, of which $252.7 million, $179.7 million, $237.7 million, $86.3 million and $195.5 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2011, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and non controlling interest as follows:

	2011		2010		2009
Applicable enterprise income tax rate	15.0%		15.0%		15.0%
Expenses not deductible for tax purposes	—		46.4%		(2.2%	)
Effect of tax holiday and tax concession	1.3%		33.8%		(0.8%	)
Expense (credit) to be recognized in future periods	11.4%		35.6%		(6.3%	)
Changes in valuation allowances	(72.6%	)	30.0%		(0.7%	)
Effect of different tax rate of subsidiaries operating in
other jurisdictions	(1.4%	)	89.6%		(3.6%	)
Utilization of net operating loss carry forwards	—		(304.5%	)	—
Changes of tax rate	—		—		3.2%
True up	1.0%		—		—
Effective tax rate	(45.3%	)	(54.1%	)	4.6%

The aggregate amount and per share effect of the tax holiday are as follows:

	2011	2010	2009
The aggregate dollar effect	$2,369,593	$3,009,966	$7,979,279
Per share effect — basic and diluted	$0.00	$0.00	$0.00

19.	Noncontrolling Interest

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

At any time after January 1, 2009, if AT has not filed its initial registration statement for its initial public offering, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price of the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2010, 30 million preferred shares were outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of comprehensive income.

The carrying value of the various noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of the net income or loss and dividend.

On March 1, 2011, the Company sold its majority ownership interest in AT and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. Please refer to note 17 for details. Accretion of interest and loss attributed to noncontrolling interest have been reported in the statements of comprehensive income.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2009	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507
Addition of Noncontrolling Interest	3,252,412
Loss attributed to noncontrolling interest	(139,751)
Accretion of interest	1,050,000
Balance at December 31, 2010	$39,004,168
Disposal	(36,061,232)
Loss attributed to noncontrolling interest	(63,177)
Accretion of interest	1,319,761
Balance at December 31, 2011	$4,199,520

20.	Share-based Compensation

The Company’s total share-based compensation expense for the years ended December 31, 2011, 2010 and 2009 was $5,333,860, $8,794,633, and $10,145,101, respectively.

Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2011, options to purchase 1,088,806,018 ordinary shares were outstanding, and options to purchase 1,296,138,596 ordinary shares were available for future grants.

As of December 31, 2011, the Company also has options to purchase 142,132,411 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after its initial public offering.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted Average
		Weighted
		average	Remaining	Aggregated
	Number of	exercise	Contractual	Intrinsic
	options	price	Term	Value
Options outstanding at
January 1, 2011	1,317,679,526	$0.11
Granted	321,290,693	$0.07
Exercised	(75,381,642)	$0.05
Cancelled	(332,650,148)	$0.11
Options outstanding at
December 31, 2011	1,230,938,429	$0.10	6.67 years	$2,642,018
Vested or expected to vest at
December 31, 2011	874,243,966	$0.11	5.93 years	$1,814,692
Exercisable at
December 31, 2011	465,796,149	$0.12	4.42 years	$954,932

The total intrinsic value of options exercised in the year ended December 31, 2011, 2010 and 2009 was $3,388,378, $2,572,660 and $167,625, respectively.

The weighted-average grant-date fair value of options granted during the year 2011, 2010 and 2009 was $0.04, $0.04 and $0.02 per option, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

20.	Share-based Compensation (continued)

Stock options (continued)
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2011	2010	2009
Average risk-free rate of return	1.04%	1.28%	1.18%
Expected term	1–5 years	1–4 years	2–4 years
Volatility rate	69.15%	60.83%	55.95%
Expected dividend yield	—	—	—

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (which was subsequently amended and restated on June 3, 2010.) (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the amended and restated 2004 EIP, the Company was authorized to issue up to 1,015,931,725 ordinary shares, being the increased plan limit approved by its shareholders at the 2010 AGM, which is equivalent to 2.5% of its issued and outstanding ordinary shares as of March 31, 2010. As of December 31, 2011, 101,564,432 restricted share units were outstanding and 555,623,273 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	average	Contractual	Aggregated
	Share Units	Fair Value	Term	Fair Value
Outstanding at January 1, 2011	144,457,562	$0.10
Granted	67,949,495	$0.07
Exercised	(78,230,676)	$0.10
Cancelled	(32,611,949)	$0.10
Outstanding at December 31, 2011	101,564,432	$0.07	9.01 years	$7,581,599
Vested or expected to vest at December 31, 2011	60,684,535	$0.07	9.00 years	$4,475,307

20.	Share-based Compensation (continued)

Restricted share units (continued)
Pursuant to the 2004 EIP, the Company granted 67,949,495, 207,315,992 and 787,797 RSUs in 2011, 2010, and 2009, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $4,504,015, $20,169,232 and $32,213 in 2011, 2010, and 2009, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $1,845,413, $3,493,661, and $3,370,893 in 2011, 2010, and 2009, respectively.

Unrecognized compensation cost related to non-vested share-based compensation.

As of December 31, 2011, there was $13,415,847 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.51 years.

21.	Reconciliation of Basic and Diluted Earnings (loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	For the years ended December 31,
	2011	2010	2009
Numerator:
Income (loss) from continuing operations	$(260,300,553)	$21,366,207	$(943,676,734)
Accretion of interest to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
continuing operations	(1,319,761)	—	—
Loss attributable to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
continuing operations	63,177	—	—
Net income (loss) attributable to Semiconductor Manufacturing
International Corporation from continuing operations	(261,557,137)	21,366,207	(943,676,734)
Deemed dividend on convertible preferred shares	(64,970,095)	—	—
Income (loss) attributable to holders of ordinary shares from
continuing operations	(326,527,232)	21,366,207	(943,676,734)
Net income (loss) attributable to Semiconductor Manufacturing
International Corporation from discontinued operations	14,741,100	(7,355,561)	(18,800,808)
Accretion of interest to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
discontinued operations	—	(1,050,000)	(1,059,663)
Loss attributable to noncontrolling interest attributable to
Semiconductor Manufacturing International Corporation from
discontinued operations	—	139,751	—
Income (loss) attributable to holders of ordinary shares from
discontinued operations	14,741,100	(8,265,810)	(19,860,471)
Denominator:
Weighted average ordinary shares outstanding — basic	27,435,853,922	24,258,437,559	22,359,237,084
Weighted average ordinary shares outstanding — diluted	27,435,853,922	25,416,597,405	22,359,237,084
Income (loss) per ordinary share:
Basic
— continuing operations	$(0.01)	$0.00	$(0.04)
— discontinued operations	$0.00	$(0.00)	$(0.00)
Diluted
— continuing operations	$(0.01)	$0.00	$(0.04)
— discontinued operations	$0.00	$(0.00)	$(0.00)

21.	Reconciliation of Basic and Diluted Earnings (loss) per Share (continued)

As of December 31, 2011, the Company has 3,057,405,086 ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods. In 2010, the Company has 1,774,346,656 ordinary share equivalents outstanding which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares. In 2009, the Company had 1,463,768,607 ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2011	2010	2009
Outstanding options to purchase ordinary shares	1,230,938,429	1,014,825,425	1,410,142,830
Outstanding unvested restricted share units	101,564,432	—	53,625,777
Warrant shares	1,724,902,225	759,521,231	—
	3,057,405,086	1,774,346,656	1,463,768,607

22.	Transactions with Managed Government-Owned Foundries

The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), before it was acquired by Texas Instruments Inc., and ceased to be a foundry owned by a municipal government in October 2010. The management service revenues for 2010 and 2009 were $4,500,000 and $6,000,000, respectively.

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

The Company collected $6.4 million and $28.5 million of payments from Cension during 2011 and 2010, respectively, and recorded it as a deduction of general and administrative expense in the consolidated statements of comprehensive income, as it was a recovery of bad debt provision made in 2009. The Company also received $21,643,822 from Xinxin during 2011, $14,730,200 of which was recorded as a reduction of general and administrative expense in the consolidated statements of comprehensive income, while the remainder, $6,913,622, was recorded as management service revenue.

An advance of $28.0 million was made in connection with a proposed joint venture between the holding company of Xinxin and the Company, which is subject to the approval by the government authority.

23.	Commitments

	(a)	Purchase commitments
As of December 31, 2011, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2012.

Facility construction	$40,321,896
Machinery and equipment	420,461,238
$460,783,134

(b) Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to ten years. The Company makes royalty payments based on a percentage of sales of products which use the third parties’ technology or license. In 2011, 2010 and 2009, the Company incurred royalty expense of $22,794,499, $29,498,094 and $20,836,511, respectively, which was included in cost of sales.

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

	2011	2010	2009
Total sales:
United States	$726,011,054	$847,851,860	$629,329,696
Europe	35,256,308	39,167,752	20,814,642
Asia Pacific(1)	21,243,469	32,011,201	20,334,967
Taiwan	105,788,242	167,153,780	144,292,302
Japan	356,121	3,187,517	9,685,012
China(2)	430,810,839	443,076,429	213,208,767
	$1,319,466,033	$1,532,448,539	$1,037,665,386

(1)	Not including Taiwan, Japan, China

(2)	Including Hong Kong

Revenue is attributed to countries based on headquarter of operations.

Substantially all of the Company’s long-lived assets are located in the PRC.

25.	Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2011	2010	2009	2011	2010	2009
A	21%	21%	22%	21%	27%	21%
B	13%	13%	14%	13%	*	*
C	*	10%	13%		*	*
D	*	*	*	*	*	10%

* Less than 10%.

26.	Contingent Liability

In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the Arrangements. The Company contested the claims and requested further information supporting the Counterparty’s claims. The Company recorded its best estimate of the probable amount of its liability on the claims regarding the Arrangements and equipment relocation and charged to cost of sales and general and administrative expense, respectively, in the consolidated financial statement as of and during the year ended December 31, 2009.

The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. In 2010, the Company settled the dispute related to the equipment relocation claims by paying $8.0 million to the Counterparty and continued its investigations and negotiations with the Counterparty under the Arrangements.

In the end of 2010, the Counterparty filed further claims under the Arrangements. In December 2011, the Company settled the arbitration regarding Arrangements by paying $21.0 million to the Counterparty. All claims and counterclaims were dismissed then.

27.	Litigation

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the previous settlement agreement with TSMC (“2005 Settlement Agreement”). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

	1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

	2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

	3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

27.	Litigation (continued)

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

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of comprehensive income. The commitment to grant shares and warrants was initially measured at fair value and was accounted for as a derivative with all subsequent changes in fair value reflected in the consolidated statements of comprehensive income. The Company recorded a loss of $30.1 million and $29.8 million as the change in the fair value of commitment to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.

28.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan based on a range of 20% to 22% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $16,553,764, $12,845,223 and $12,532,810 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company’s retirement benefit obligations outside the PRC are not significant.

29.	Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of their registered capital. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The staff welfare and bonus reserve is determined by the Board of Directors and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2011, 2010 and 2009, the Company did not make any appropriation to non-distributable reserves. As of December 31, 2011, the accumulated non-distributable reserve was $30 million.

In addition, due to restrictions on the distribution of share capital and additional paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital and additional paid-in capital of $3,412 million at December 31, 2011 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2011, reserve and capital of approximately $3,442 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2011, 2010 and 2009, the Company did not declare or pay any cash dividends on the ordinary shares.

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In US dollars, except share data)

	December 31,
	2011	2010	2009
ASSETS
Current assets:
Cash and cash equivalent	60,910,164	110,180,720	33,384,536
Restricted cash	7,500,000	7,500,000	12,502,008
Short-term investments	—	2,453,951	—
Accounts receivable, net	—	440,471	291,073
Amount due from subsidiaries	184,382,596	233,334,694	367,524,590
Prepaid expense and other current assets	2,062,772	1,291,686	2,528,056
Total current assets	254,855,532	355,201,522	416,230,263
Plant and equipment, net	3,641,906	6,638,222	8,164,963
Acquired intangible assets, net	125,561,477	139,510,804	160,939,520
Deferred cost, net	—	—	—
Investment in subsidiaries	2,332,053,306	2,099,436,556	1,826,666,595
Investment in equity affiliate	19,334,686	7,665,454	7,670,044
TOTAL ASSETS	2,735,446,907	2,608,452,558	2,419,671,385

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	20,500	8,215,543	4,838,515
Accrued expenses and other current liabilities	17,150,825	27,314,886	72,893,883
Amount due to subsidiaries	206,461,640	187,698,654	77,516,511
Short-term borrowings	209,026,670	109,470,000	146,418,700
Current portion of promissory note	29,374,461	29,374,461	78,608,288
Current portion of long-term payables relating to license agreement	—	9,000,000	18,622,691
Commitment to issue shares and warrants Relating to litigation
settlement	—	—	120,237,773
Income tax payable	37,606	1,868,371	—
Total current liabilities	462,071,702	372,941,915	519,136,361
Long-term liabilities:
Promissory notes	28,559,711	56,327,268	83,324,641
Other long term liabilities	—	9,646,000	20,970,000
Total long-term liabilities	28,559,711	65,973,268	104,294,641
Total liabilities	490,631,413	438,915,183	623,431,002
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares
authorized, 27,487,676,065, 27,334,063,747, and 22,375,886,604
shares issued and outstanding at December 31, 2011, 2010 and
2009, respectively	10,995,071	10,933,707	8,950,355
Additional paid-in capital	4,240,529,406	3,858,642,524	3,499,723,153
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, 445,545,911, nil and nil shares issued and
outstanding at December 31, 2011, 2010 and 2009, respectively	178,218	—	—
Accumulated other comprehensive income (loss)	3,845,496	(1,092,291)	(386,163)
Accumulated deficit	(2,010,732,697)	(1,698,946,565)	(1,712,046,962)
Total equity	2,244,815,494	2,169,537,375	1,796,240,383
TOTAL LIABILITIES AND EQUITY	2,735,446,907	2,608,452,558	2,419,671,385

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In US dollars)

	Year ended December 31,
	2011	2010	2009
Revenue	303,572	14,508,954	20,943,735
Operating expenses:
General and administrative expenses	8,613,191	29,811,340	111,308,433
Amortization of acquired intangibles assets	23,655,994	21,428,716	32,965,281
Impairment loss of long-lived assets	—	—	5,630,237
Litigation settlement	—	—	55,182,838
Total operating expenses	32,269,185	51,240,056	205,086,789
Loss from operations	(31,965,613)	(36,731,102)	(184,143,054)
Other income (expense):
Interest income	449,128	358,830	399,655
Interest expense	(4,627,596)	(4,714,813)	(7,314,896)
Change in the fair value of commitment to issue shares and warrants	—	(29,815,452)	(30,100,793)
Other income (expense), net	934,689	(5,493,222)	7,563,790
Total other expense, net	(3,243,779)	(39,664,657)	(29,452,244)
Net loss before income tax	(35,209,392)	(76,395,759)	(213,595,298)
Income tax expense	(214,509)	(4,631,225)	(9,163,471)
Gain (loss) from equity investment	4,478,546	284,830	(1,782,142)
Profit (loss) from investment in subsidiaries	(232,973,977)	93,842,551	(738,996,294)
Gain on disposition of a subsidiary	17,103,295	—	—
Net income (loss)	(246,816,037)	13,100,397	(963,537,205)
Deemed dividend on convertible preferred shares	(64,970,095)	—	—
Net income (loss)	(311,786,132)	13,100,397	(963,537,205)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2011	2010	2009
Operating activities
Net income (loss)	(246,816,037)	13,100,397	(963,537,205)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Loss on disposal of plant and equipment	412,231	—	—
Loss (profit) from investment in subsidiaries	232,973,977	(93,842,551)	738,996,294
Loss (gain) from equity investment	(4,478,546)	(284,830)	1,782,142
Gain on disposition of a subsidiary	(17,103,295)	—	—
Depreciation and amortization	24,955,467	23,474,623	34,357,584
Impairment loss of long-lived assets	—	—	5,630,237
Share-based compensation	5,333,860	8,794,633	10,145,101
Non-cash interest expense on promissory note and long-
term payable relating to license agreements	2,232,443	3,840,668	2,557,329
Litigation settlement (noncash portion)	—	—	9,211,849
Change in the fair value of commitment to issue shares and
warrants	—	29,815,452	30,100,793
Forgiveness of payables	(17,565,487)	—	—
Allowance for doubtful accounts	(2,560)	630	30,911,015
Other non-cash expense	—	516,910	—
Changes in operating assets and liabilities:
Accounts receivable, net	443,031	(150,028)	(32,671)
Amount due from subsidiaries	51,874,629	134,189,896	(194,240,814)
Prepaid expense and other current assets	(771,087)	1,236,370	(2,669,420)
Accounts payable	(7,887,375)	6,636,844	(232,240)
Amount due to subsidiaries	11,656,136	110,182,143	16,004,466
Accrued expenses and other current liabilities	1,224,075	(40,072,877)	(11,978,670)
Other long term liabilities	(9,646,000)	(11,324,000)	20,970,000
Change in liabilities relating to litigation settlement	—	—	212,167,381
Income tax payable	(1,830,765)	1,868,371	(474,983)
Net cash provided by operating activities	25,004,697	187,982,651	(60,331,812)
Investing activities:
Purchase of plant and equipment	(1,919,922)	(3,778,983)	(19,507,536)
Proceeds from sell of plant and equipment and other Asset	—	—	64,899,316
Purchases of acquired intangible assets	(5,405,800)	(14,716,700)	(41,728,828)
Purchase of short-term investments	(19,007,734)	(2,453,951)	—
Proceeds from sell of short-term investments	21,461,685	—	—
Purchase of equity investment	(1,000,000)	—	—
Investment in subsidiaries	(451,086,556)	(179,000,125)	(11,980,551)
Change in restricted cash	—	5,002,008	(12,502,008)
Net cash used in investing activities	(456,958,327)	(194,947,751)	(20,819,607)

	Year ended December 31,
	2011	2010	2009
Financing activities:
Proceeds from short-term borrowing	227,209,647	104,270,000	80,464,986
Repayment of short-term debt	(127,652,977)	(141,218,700)	(115,304,059)
Repayment of promissory notes	(30,000,000)	(80,000,000)	(15,000,000)
Proceeds from exercise of employee stock options	3,525,007	2,217,678	215,026
Proceeds from issuance of ordinary shares	—	199,122,212	—
Proceeds from issuance of preferred shares	308,297,502	—	—
Net cash provided by (used in) financing activities	381,379,179	84,391,190	(49,624,047)
Effect of exchange rate changes	1,303,895	(629,906)	52,960
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(49,270,556)	76,796,184	(130,722,506)
CASH AND CASH EQUIVALENTS, beginning of period	110,180,720	33,384,536	164,107,042
CASH AND CASH EQUIVALENTS, end of period	60,910,164	110,180,720	33,384,536
SUPPLEMENTAL DISCLOSURES OF NON-CASH
INVESTING AND FINANCIAL ACTIVITIES
Accounts payable for plant and equipment	(20,500)	(328,168)	(1,587,984)

Organization and Principal Activities
As of December 31, 2011, the Company operates primarily through the following subsidiaries:

Name of company	Place and date of	Attributable	Principal activity
	incorporation/	equity
	establishment	interest held
Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation#	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)*	PRC September 30, 2003	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

Name of company	Place and date of	Attributable	Principal activity
	incorporation/	equity
	establishment	interest held
SMIC Development (Chengdu) Corporation*#	PRC December 29, 2005	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket

Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding

Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities

Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding

SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding

Semiconductor Manufacturing International (Shenzhen) Corporation*	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products

Siltech Manufacturing (Shanghai) Corporation Limited*	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products

Annex A

GLOSSARY OF TECHNICAL TERMS

ASIC	Application Specific Integrated Circuit. A proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

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

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MOS	Metal Oxide Semiconductor. A type of semiconductor device fabricated with a conducting layer and a semiconducting layer separated by an insulating layer.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmable memory used for program and data storage, usually used in applications that require only a one-time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

distribution Layer Manufacturing	The manufacturing process of fabricating additional dielectric and copper interconnect layers to redistribute the pads to new locations on a finished wafer.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

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