Form 20-F
period 2012-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2013-04-15
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-31994

Semiconductor Manufacturing International Corporation
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
(Address of principal executive offices)

Mr. Gareth Kung, Chief Financial Officer Telephone: (8621) 3861-0000 Facsimile: (8621) 3895-3568 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
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

As of December 31, 2012, there were 32,000,139,623 ordinary shares, par value US$0.0004 per share, outstanding, of which 1,621,168,800 ordinary shares were held in the form of 32,423,376 American Depositary Shares (“ADSs”). Each ADS represents 50 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934 (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

*  Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, Inc.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “ADSs” refers to American Depositary Shares;

•                  “Average selling price of wafers” refers to simplified average selling price which is calculated as total revenue divided by total shipments;

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•                  “Company,” “SMIC,” “Registrant,” “we,” “our” and “us” refers to Semiconductor Manufacturing International Corporation, a Cayman Islands company;

•                  “Directors” refers to the members of our board of directors;

•                  “EUR” refers to Euros;

•                  “Global Offering” refers to the initial public offering of our ADSs and our odrinary shares, which was completed on March 18, 2004;

•                  “Group” refers to SMIC and all of its subsidiaries;

•                  “HK$” refers to Hong Kong dollars;

•                  “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•                  “Rmb,” “rmb” or “RMB” refers to Renminbi, the legal currency of China;

•                  “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•                  “SEC” refers to the U.S. Securities and Exchange Commission;

•                  “SEHK,” “HKSE” or “Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•                  “US$” or “USD” refers to U.S. dollars.

•                  The “Glossary of Technical Terms” contained in Annex A of this annual report sets forth the description of certain technical terms and definitions used in this annual report.

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

All references to our ordinary shares in this annual report gives effect to the 10-for-1 share split we effected in the form of a share dividend immediately prior to the completion of the Global Offering on March 18, 2004. All references to price per ordinary share and price per preference share reflect the share split referenced above

We prepare our consolidated financial statements in accordance with IFRS. These are our first annual consolidated financial statements that were prepared in accordance with IFRS and IFRS 1, “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements at and for the year ended December 31, 2011, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

FORWARD-LOOKING STATEMENTS

This annual report contains, in addition to historical information, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current assumptions, expectations and projections about future events. We use words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the judgment of our senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others:

•                  risks associated with cyclicality and market conditions in the semiconductor industry;

•                  intense competition;

•                  timely wafer acceptance by our customers;

•                  timely introduction of new technologies;

•                  our ability to ramp new products into volume;

•                  supply and demand for semiconductor foundry services;

•                  industry overcapacity;

•                  shortages in equipment, components and raw materials;

•                  availability of manufacturing capacity;

•                  our anticipated capital expenditures;

•                  our anticipated investments in research and development, anticipated changes to our liability for unrecognized tax benefits; and

•                  financial stability in end markets.

Except as required by law, we undertake no obligation and do not intend to update any forward- looking statement, whether as a result of new information, future events or otherwise.

Part I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.           Selected Consolidated Financial Data

We started to prepare our annual consolidated financial statements in accordance with IFRS as of and for the year ended December 31, 2012. As disclosed in Note 1 to the consolidated financial statements, these consolidated financial statements represent our initial presentation of the financial results of operations and financial position under IFRS as of and for the year ended December 31, 2012. As a result, these consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”. Previously, we prepared our annual consolidated financial statements in accordance with U.S. GAAP. Further, we have adjusted our consolidated financial information as of and for the year ended December 31, 2011 in accordance with IFRS and therefore, financial information set forth in this annual report as of and for the year ended December 31, 2011 may differ from information previously published.

IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the major differences between IFRS and U.S. GAAP, as they related to us, and a reconciliation of comprehensive income (loss) and shareholders’ equity to U.S. GAAP and information concerning the use of exceptions permitted or required by IFRS 1, see “Note 4 to Consolidated Financial Statements.”

The selected consolidated financial data presented below as of and for the years ended December 31, 2011 and 2012 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data presented below as of and for the years ended December 31, 2008, 2009 and 2010 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements not included in this annual report.

	For the year ended December 31,
	2011	2012
	(in US$ thousands, except for earnings per share)
Continuing operations
Revenue	1,319,466	1,701,598
Cost of sales	(1,217,525)	(1,352,835)
Gross profit	101,941	348,763
Research and development	(191,473)	(193,569)
Sales and marketing expenses	(32,559)	(31,485)
General and administration expenses	(57,435)	(107,313)
Impairment loss on property, plant and equipment	(17,691)	—
Finance costs	(21,903)	(39,460)
Interest income	4,724	5,390
Other income	13,718	6,190
Other gains or losses	17,081	23,220
Share of profits of associates	4,479	1,703
Profit (loss) before tax	(179,118)	13,439
Income tax benefit (expense)	(82,503)	9,102
Profit (loss) for the year from continuing operations	(261,621)	22,541
Discontinued operations
Profit for the year from discontinued operations	14,741	—
Profit (loss) for the year	(246,880)	22,541
Other comprehensive income
Exchange differences on translating foreign operations	4,938	70
Total comprehensive income (expense) for the year	(241,942)	22,611
Profit (loss) for the year attributable to:
Owners of the Company	(246,817)	22,771
Non-controlling interests	(63)	(230)
	(246,880)	22,541
Total comprehensive income for the year attributable to:
Owners of the Company	(241,879)	22,841
Non-controlling interests	(63)	(230)
	(241,942)	22,611
Earnings per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00
Diluted	$(0.01)	$0.00
From continuing operations
Basic	$(0.01)	$0.00
Diluted	$(0.01)	$0.00

	For the year ended December 31,
	2008(1)	2009(1)	2010(1)
	(in US$ thousands, except for per share and per ADS data)

Sales	1,322,092	1,037,665	1,532,449
Cost of sales	1,393,788	1,158,148	1,229,266
Gross profit (loss)	(71,696)	(120,483)	303,183
Operating expenses (income):	105,577	176,420	191,046
Research and development
General and administrative	62,466	215,845	41,387
Selling and marketing	20,434	26,209	29,087
Impairment loss of long-lived assets	106,741	126,635	5,138
Loss (gain) from sale of equipment and other fixed assets	(2,890)	3,891	97
Litigation settlement	—	269,637	—
Other operating income	—	—	(16,493)
Total operating expenses, net	292,328	818,637	250,262
Income (loss) from operations	(364,024)	(939,120)	52,921
Other income (expense):
Interest income	11,289	2,547	4,086
Interest expense	(50,733)	(24,587)	(22,563)
Change in the fair value of commitment to issue shares and warrants	—	(30,101)	(29,815)
Foreign currency exchange gain	11,261	7,291	5,101
Others, net	6,371	(4,549)	6,534
Total other income (expense), net	(21,812)	(49,399)	(36,657)
Income (loss) from continuing operations before income tax and equity investment	(385,836)	(988,519)	16,264
Income tax benefit (expense)	(26,433)	46,624	4,818
Gain (loss) from equity investment	(444)	(1,782)	285
Income (loss) from continuing operations	(412,713)	(943,677)	21,367
Income (loss) from discontinued operations net of tax effect	(19,667)	(18,800)	(7,356)
Net income (loss)	(432,380)	(962,477)	14,011
Accretion of interest to noncontrolling interest	(7,851)	(1,060)	(1,050)
Loss attributable to noncontrolling interest	—	—	140
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	(440,231)	(963,537)	13,100
Deemed dividends on convertible preferred shares	—	—	—
Net income (loss) attributable to holders of ordinary shares	(440,231)	(963,537)	13,100
Net income (loss)	(432,380)	(962,477)	14,011
Other comprehensive income (loss):
Foreign currency translation adjustment	(437)	53	(706)
Comprehensive income (loss)	(432,817)	(962,424)	13,305
Comprehensive income (loss) attributable to noncontrolling interest	(7,851)	(1,060)	(910)
Comprehensive income (loss) attributable to Semiconductor Manufacturing International Corporation	(440,668)	(963,484)	12,395
Earnings (loss) per ordinary share, basic	$(0.02)	$(0.04)	$0.00
Earnings (loss) per ordinary share, dilute	$(0.02)	$(0.04)	$0.00
Weighted average shares used in computing basic earnings (loss) per ordinary share	18,682,544,866	22,359,237,084	24,258,437,559
Weighted average shares used in computing diluted earnings (loss) per ordinary share	18,682,544,866	22,359,237,084	25,416,597,405

(1) Prepared under U.S. GAAP.

	For the year ended December 31,
	2011	2012
	(in US$ thousands)
Statements of Financial Position Data:
Cash and cash equivalents	261,615	358,490
Restricted cash	136,907	217,603
Prepaid operating expense	52,805	46,986
Trade and other receivables	200,905	328,211
Inventories	207,308	295,728
Other financial assets	1,973	18,730
Assets classified as held-for-sale	—	4,239
Total current assets	861,513	1,269,987
Prepaid land use rights	77,231	73,692
Property, plant and equipment	2,516,578	2,385,435
Total assets	3,727,929	4,073,160
Total current liabilities	1,251,324	1,108,086
Total non-current liabilities	230,607	688,622
Total liabilities	1,481,931	1,796,708
Noncontrolling interest	1,182	952
Total equity	2,245,998	2,276,452

	For the year ended December 31,
	2008(1)	2009(1)	2010(1)
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	450,230	443,463	515,808
Restricted cash	6,255	20,360	161,350
Accounts receivable, net of allowance	199,372	204,291	206,623
Inventories	171,637	193,705	213,404
Total current assets	926,858	907,058	1,179,102
Prepaid land use rights	74,293	78,112	78,798
Plant and equipments, net	2,963,386	2,251,614	2,351,863
Total assets	4,270,622	3,524,077	3,902,693
Total current liabilities	899,773	1,031,523	1,399,345
Total long-term liabilities	578,689	661,472	294,806
Total liabilities	1,478,462	1,692,995	1,694,152
Noncontrolling interest	42,795	34,842	39,004
Total equity	2,749,365	1,796,240	2,169,537

(1) Prepared under U.S. GAAP

B.           Capitalization and Indebtedness

Not Applicable

C.           Reasons for the Offer and Use of Proceeds

Not Applicable

D.           Risk Factors

Risk Factors Related to Our Financial Condition and Business

We may not be able to achieve or maintain a level of profitability, primarily due to the possibility of increasing fixed costs and market competition reflected in price erosion in the average selling prices of our products.

Our profit for the year from continuing operations totaled US$22.5 million in 2012, while loss for the year from continuing operations totaled US$261.6 million in 2011. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of maintaining, or achieving a higher level of profitability than we achieved in 2012. Currently, the planned capital expenditure in 2013 for foundry operations is approximately US$600 million, which is primarily for 12-inch foundry operations and which does not account for additional expenditures that we may incur in connection with a certain joint venture we intend to establish. As announced in May 2012, we are presently negotiating the terms of a joint venture with Beijing municipal government entities to expand our Beijing production site, or the BJ Joint Venture. While there can be no assurance that we will enter into the BJ Joint Venture, we expect that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, and that we would need to borrow under our existing credit lines or otherwise obtain additional capital to satisfy our funding obligations under this project.

In addition, we are competing in the same technology environment as a number of other foundries and our competitors who operate these foundries often use price as a means of securing business, resulting in erosion of the average selling price of our product portfolio, which adversely affects our ability to achieve or maintain a level of profitability.

The cyclical nature of the semiconductor industry and periodic overcapacity make our business and operating results particularly vulnerable to economic downturns, such as a global economic crisis.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterized by fluctuations in end-user demand, reduced demand for integrated circuits, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively during periods of increased demand in order to have the capacity needed to meet such increased demand or expected demand in the future. If actual demand is not sustained, does not increase or declines, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry- wide capacity exceeds demand.

During periods when industry-wide capacity exceeds demand our operations are subject to more intense competition, and our results of operations are likely to suffer because of the resulting pricing pressure and capacity underutilization. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from achieving or maintaining profitability. We expect that industry cyclicality will continue.

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

If we cannot take appropriate or effective actions in a timely manner during any economic downturns, such as reducing our costs to sufficiently offset declines in demand for our services, our business and operating results may be adversely affected. A prolonged period of economic decline could have a material adverse effect on our results of operations. Economic uncertainty also makes it difficult for us to make accurate forecasts of revenue, gross margin and expenses.

Furthermore, a slowdown in the growth in demand for, or the continued reduction in selling prices of, devices that use semiconductors may decrease the demand for our products and reduce our profit margins.

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

The terms of certain of the existing loan agreements entered into by members of the Group contain, and certain future indebtedness of the Group would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on the Group, including restrictions on the ability of members of the Group to, among other things:

•                  pay dividends;

•                  repay outstanding shareholder loans and provide loans to subsidiaries; and

•                  consolidate, merge, sell or otherwise dispose of any of our assets under certain conditions.

In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants. The Group’s ability to meet such financial ratios and other covenants can be affected by various events, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the terms and conditions of the loan agreement.

The impact of deteriorating economic conditions on our customers and suppliers could adversely affect our business.

Customer financial difficulties have resulted, and could result in the future, in increases in bad debt write-offs and additions to reserves in our receivables portfolio. In particular, our exposure to certain financially troubled customers could have an adverse effect on our results of operations. In addition, we depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. Our business may be disrupted if, due to the insolvency of key suppliers, we are unable to obtain the raw materials required to sustain our operations.

Demand instability for foundry services may result in a lower rate of return on investments than previously anticipated and our business and operating results may be adversely affected.

The demand for foundry services by IDMs, fabless semiconductor companies and systems companies has been increasing. We have made significant investments in anticipation of the continuation of this trend and, as such, any reversal of this trend will likely result in a lower rate of return on our investments. During an industry slowdown, IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies in order to maintain their equipment’s utilization rates. As a result, our business and operating results could be adversely affected.

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

Due to the factors noted above and other risks discussed in this section, year-to-year comparisons cannot be relied upon to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business and operating results. In addition, our operating results may be below the expectations of public market analysts and investors in some future periods.

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

Our capacity utilization affects our operating results because a large percentage of our costs are fixed. Our technology and product mix has a direct impact upon our average selling prices and overall margins. Our yields directly affect our ability to attract and retain customers, as well as the price of our products. If we are unable to maintain high capacity utilization, optimize the technology and product mix of our wafer production and continuously improve our yields, our margins may substantially decline, thereby adversely affecting our operating results.

Our continuing expansion could present significant challenges to our management and administrative systems and resources, and as a result, we could experience difficulties managing our growth, which could adversely affect our business and operating results.

Over the next several years, we plan to increase our production capacity through expansion of existing production sites. We expect to add capital equipment and increase our headcount with future increases in production capacity. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth and our business and operating results could be adversely affected.

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our success depends on the continued service of our key management team members, and in particular, Mr. Zhang Wenyi, Chairman of our board of directors and Executive Director as well as Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director. We do not carry full key person insurance. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations. As a result, our operations and the growth of our business could be seriously harmed.

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

Our sales cycles can be long, which could adversely affect our short-term operating results and cause our long-term income stream to be unpredictable.

Our sales cycles, which is measured as the time between our first contact with a particular customer and the first shipment of product orders to such customer, vary substantially and can last as long as one year or more, particularly for new technologies. Sales cycles to IDM customers typically take relatively longer since they usually require our engineers to become familiar with the customer’s proprietary technology before production can commence. In addition, even after we make the initial product shipments, it may take the customer several more months to reach full production of that product using our foundry services. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. Orders ultimately received may not be in accordance with our expectations and cause our long-term income stream to be unpredictable.

If we do not consistently anticipate trends in technology development, we will not be able to maintain or increase our business and operating margins.

The semiconductor industry is developing rapidly and the related technologies are constantly evolving. We must be able to anticipate the trends in technology development and rapidly develop and implement new and innovative technologies that our customers require to produce sufficiently advanced products at competitive prices and within the time window of market opportunities. To do this, we must make long- term investments, develop or obtain appropriate intellectual property and commit significant resources based on forecasts. If there is large variation between our forecasts and the actual outcome, our long- term investments will not yield satisfactory results and our business and operations will be adversely affected.

Further, as the life cycle for a process technology matures, the average selling price falls. Accordingly, unless we continually upgrade our capability to manufacture new products that our customers design, our customers may use the services of our competitors instead of ours. This can result in the average selling prices of our wafers falling, which could adversely affect our business and operating margins.

Our sales are dependent upon a small number of customers and any decrease in sales to any of them could adversely affect our results of operations.

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended December 31, 2011 and 2012, our five largest customers accounted for 49.3% and 56.1% of our total sales, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2012, our capital expenditures totaled approximately US$499 million and we currently expect our capital expenditures for foundry operations in 2013 to total approximately US$600 million, subject to adjustment based on market conditions. These capital expenditures will be used primarily to expand our operations at our 12-inch fabs in Shanghai and Beijing and does not account for additional expenditures that we may incur in connection with the establishment of the BJ Joint Venture. While there can be no assurance that we will enter into the BJ Joint Venture, we expect that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, and that we would need to borrow under our existing credit lines or otherwise obtain additional capital to satisfy our funding obligations under this project. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditure requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

Expansion of our production sites is subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.

We plan to increase our production capacity through expansion of existing production sites and construction or acquisition of new sites in connection with joint ventures we may establish, such as the BJ Joint Venture. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

•                      shortages and late delivery of building materials and facility equipment;

•                      delays in the delivery, installation, commissioning and qualification of our manufacturing equipment;

•                      delays in securing financing for the expansion projects;

•                      disagreements with partners involved in the expansion projects;

•                      seasonal factors, such as extended periods of adverse weather that limit construction;

•                      labor disputes;

•                      design or construction changes with respect to building spaces or equipment layout;

•                      delays in securing necessary government approvals or land use rights; and

•                      changes in technology, capacity, or other changes in our plans for new fabs necessitated by changes in market conditions.

As a result, our projections relating to capacity, process technology capabilities, or technology developments may significantly differ from actual capacity, process technology capabilities, or technology developments.

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

The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, United Microelectronics Corporation, or UMC, and Global Foundries, as well as the foundry services offered by some IDMs, such as Samsung Electronics. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in China, and UMC has established a relationship with a fab in commercial production in China. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

In addition, various other factors such as import and export controls, foreign exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments affect our ability to compete successfully. If we cannot compete successfully in our industry or are unable to maintain our position as a leading foundry in China, our results of operations and financial condition will be adversely affected.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for our business and therefore may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition and results of operations.

The semiconductor industry is capital-intensive and requires investment in advanced equipment that is available from a limited number of manufacturers. The market for equipment used in semiconductor foundries is characterized, from time to time, by significant demand, limited supply and long delivery cycles. Our business plan depends upon our ability to obtain our required equipment in a timely manner and at acceptable prices. Therefore, we invest in advanced equipment based on advance forecasts of demand. During times of significant demand for the types of equipment we use, lead times for delivery can be as long as one year. Shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition, and results of operations.

We expect to have an ongoing need to obtain licenses for the proprietary technology of others, which subjects us to the payment of license fees and potential delays in the development and marketing of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2012, we had been granted 3,071 patents worldwide, of which, 58 were in Taiwan, 247 were in the U.S., and 2,766 were in China. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry partly due to our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

There is frequent intellectual property litigation in our industry, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters. In some cases, a company attempts to avoid or settle litigation on favorable terms if it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a favorable bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be prohibited from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products.

If we are unable to maintain relationships with certain technology partners or are unable to enter into new technology alliances on a timely basis, we may not be able to continue providing our customers with leading edge process technology, which could adversely affect our competitive position and operating results.

Enhancing our process technologies is critical to our ability to provide high quality services for our customers. One way we are using to enhance our process technologies is forming technology alliances with other companies and leveraging our appropriate technology partners to advance our portfolio of process technologies to lower development risk and development cycle. We currently have joint technology development arrangements and technology sharing arrangements with several companies and research institutes. If we are unable to continue our technology alliances with these entities or maintain mutually beneficial terms on our other joint development arrangements, research and development alliances and other similar agreements or enter into new technology alliances with other leading developers of semiconductor technology, we may not be able to continue providing our customers with leading edge process technology on time, which could adversely affect our competitive position and operating results.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, the global economic crisis, or political, geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. For example, we purchase raw materials and other services from numerous suppliers, and, even if our facilities were not directly affected by such events, we could be affected by interruptions at such suppliers. Such suppliers may be less likely to be able to quickly recover from such events and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. We cannot assure you that we will have insurance to adequately compensate us for any of these events. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses and interruptions caused by terrorist acts or acts of war. Therefore, any of these events or circumstances could adversely affect our business and operating results.

The recurrence of an outbreak of the H7N9 and H5N1strain of flu (Avian Flu), the H1N1 strain of flu (Swine Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other similar epidemic could, directly or indirectly, adversely affect our operating results.

Concerns about the spread of the H7N9 strain of flu (Avian Flu) in China recently and outbreaks of the H1N1 virus (Swine Flu) in North America, Europe and Asia in the past have caused governments to take measures to prevent spread of the virus. The spread of epidemics could negatively affect the economy. For example, past occurrences of epidemics such as SARS have caused different degrees of damage to the national and local economies in China. If any of our employees are identified as a possible source of spreading Swine Flu, Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting our operations. A recurrence of an outbreak of Swine Flu, SARS, Avian Flu or other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities which could in turn adversely affect our results of operations.

Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs.

Our financial statements are prepared in U.S. dollars. The majority of our sales are denominated in U.S. dollars and our manufacturing costs and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Although we enter into foreign currency forward exchange contracts to partially hedge our exposure to exchange rate fluctuations, we are still affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euros and the Renminbi. Any significant fluctuations among these currencies may lead to an increase in our costs, which could adversely affect our operating results. See “Item 3.D - Risk Factors - Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” for a discussion of risks relating to the Renminbi.

Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7498 to HK$7.7695 per US$1.00 for 2012, we cannot assure you that this policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

If we fail to maintain an effective system of internal control, we may not be able to achieve the business objectives in operations, financial reporting integrity, and compliance with applicable laws and regulations.

We are required to comply with various PRC, Hong Kong and U.S. laws and regulations. For example, we are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports, compliance with applicable laws and regulations, and to effectively achieve our operation objectives. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls, including any failure to implement required new or improved controls, or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, our operating results could be harmed, and investors could lose confidence in the reliability of our financial statements. As a result, our business and the trading price of our securities could be negatively impacted.

Security breaches and other disruptions could compromise our information and systems, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property and proprietary business information belonging to our company, our customers, our suppliers and our business partners. The secure maintenance of this information is critical. Despite our security measures, our information technology and infrastructure may be vulnerable to breaches by hackers, employee error, malfeasance or other disruptions such as natural disasters, power losses or telecommunication failures. Any such breach could compromise our networks and the information stored, possibly resulting in legal and regulatory actions, disruption of operations and customer services, and otherwise harming our business and future operations.

Our tangible and intangible assets may be written down when impaired, any impairment charges may adversely effect on our net income.

Under IFRS, we are required to assess our assets to determine whether an asset may be impaired. An impairment loss exists and is recorded in our books when the carrying value of an asset exceeds its recoverable value. With the exception of goodwill and certain intangible assets for which an annual impairment test is required, we are required to conduct impairment tests where there is an indication of impairment of an asset.

At the end of each reporting period, we are required to assess whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the impairment loss will be reversed up to the newly estimated recoverable amount, not to exceed the original value recorded. Goodwill impairment will not be reversed.

Currently we are not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices and utilization, may have a material adverse effect on our net income.

See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

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

Under the terms of the 2009 Settlement Agreement, our obligation to make the remaining payments of approximately US$40 million under the 2005 Settlement Agreement was terminated, but we agreed to pay TSMC an aggregate of US$200 million over a period of four years and committed, subject to certain terms and conditions, to issue TSMC 1,789,493,218 of our shares and one or more warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 of our shares, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment. See “Item 10 — Additional Information — Material Contracts—Other Contracts” for a more detailed description of the share and warrant issuance agreement entered into by us and TSMC in connection with the 2009 Settlement Agreement and the warrant agreement entered into between us and TSMC in connection with the 2009 Settlement Agreement. The 1,789,493,218 common shares and the warrant to purchase 695,914,030 common shares, subject to adjustment, were issued on July 5, 2010. In addition, the 2009 Settlement Agreement terminated that certain patent cross- license agreement that was entered into in connection with the 2005 Settlement Agreement under which we had previously cross-licensed patent portfolios with TSMC (“the 2005 Patent Cross-License”).

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

Further, the 2009 Settlement Agreement provides that if we materially breach the 2009 Settlement Agreement (or certain related documents) and fail to cure that breach within 30 days after notice from TSMC, that we will pay TSMC liquidated damages, in addition to any damages arising from such breach, in the amount of US$44 million plus a royalty equal to 5% of our gross revenues derived from foundry services with respect to our 90nm and larger manufacturing processes during the period commencing on the date of the breach and ending on the date that is 20 years from the date of the 2009 Settlement Agreement.

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

The audit report included in this annual report is prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

U.S. regulations regarding the use of conflict minerals, may affect our, or our supply chain’s, ability to purchase or acquire certain raw materials at competitive prices.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo or adjoining countries (together “DRC countries”). These minerals, as used in electronics manufacturing, are commonly referred to as conflict minerals and include tantalum, tin, tungsten, and gold. The U.S. SEC has adopted regulations that will require companies such as ours to disclose the use of conflict materials and to take certain steps to verify those disclosures with suppliers. Although we expect that we and our suppliers will be able to comply with the requirements of these new regulations, there can be no guarantee that we will be able to gather and verify all the information required. In addition, there may be increasing public sentiment that companies should completely avoid using conflict materials from DRC countries. Although we believe our suppliers do not rely on such conflict materials, a time may come when we no longer can obtain adequate supplies from supply chains completely outside DRC countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside DRC countries may delay our production, increasing the risk of losing customers and business. Further, due to the complexity of our supply chain, we may not be able to trace all usage of conflict minerals and may face reputational harm resulting from making disclosure of the use of such conflict minerals.

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

We may experience difficulty in ramping up production at new or existing facilities, such as our Shanghai 12” fab in which we expect to add a significant amount of new equipment. This could be due to a variety of factors, including hiring and training new personnel, implementing new fabrication processes, recalibrating and re-qualifying existing processes and the inability to achieve required yield levels.

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

We have formed joint ventures that, if not successful, could adversely impact our business and operating results.

In July 2004, we announced an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai, to manufacture color filters and micro-lenses for CMOS image sensors. In May 2012, we announced our intention to enter into the BJ Joint Venture. While there can be no assurance that we will enter into the BJ Joint Venture, we expect that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, which may adversely affect our business and operating results.

The results of our joint ventures are reflected in our operating results to the extent of our ownership interest, and gains of the joint ventures could impact our operating results. As integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time, the joint ventures may face numerous challenges to successful operation, including all operational risks that customarily relate to manufacturing, sales, service, marketing, and corporate functions, which, if unsuccessful, may adversely impact, our business and operating result.

If we are unable to obtain raw materials, spare parts and outsourcing services in a timely manner, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. We currently purchase approximately 78.0% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead times for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

We outsource certain wafer manufacturing, assembly and testing services to third parties. Any delay or interruption in the provision of supplies and/or services could result in our inability to meet customer demand or fulfill contract terms, damage our reputation and customer relationships and adversely affect our business.

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

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosions and fires. The risk of explosion and fire associated with these materials cannot be completely eliminated. Our comprehensive fire insurance and insurance for the loss of property and the loss of profit resulting from business interruption, may not be sufficient to cover all of our potential losses due to an explosion or fire. If any of our fabs were to be damaged or cease operations as a result of an explosion or fire, it could temporarily reduce our manufacturing capacity, which could adversely affect our business and operating results.

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

Any new regulations or customer requirements related to climate change or environmental protection could negatively impact our operating results.

There is global concern that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns, including natural disasters. Such climate change creates risks, such as the physical risks of increased sea levels or extreme weather events, and the financial risks of causing adverse effects on our operations, financial condition, supply chain, increased manufacturing costs, or reduced demand for products believed to contribute to climate change.

We may become subject to legislation, regulation, or treaty obligations designed to address global climate change, Chinese air quality, and other environmental concerns. Compliance with any new rules could be difficult and costly, causing us to incur additional energy and environmental costs, as well as costs for defending and resolving legal claims.

Furthermore, continued serious air pollution in Chinese cities where we operate could pose long-term health risks to our employees and make recruiting and retaining employees more difficult.

Risks Related to Conducting Operations in China

Our business is subject to extensive government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and operating results.

The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. The economy of China has been transitioning from a planned economy to a market- oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage the development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time, which would adversely affect our business and operating results.

We face uncertainty from PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers.

The State Administration of Taxation of PRC issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, which addresses the transfer of equity by non-PRC resident enterprises. Under this Circular, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and “indirectly transfers” the equity interests in such PRC resident enterprise by selling shares of the intermediate holding company, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign- sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the State Administration of Taxation, disregard the intermediate holding company and re- characterize the equity transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.

We do not believe that the transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as the share transfer is not carried out for the main purposes of avoiding PRC taxes. However, Circular 698 is relatively new and there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular 698 or establishing that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

Because our business is highly dependent on growth in the electronics manufacturing supply chain in China, any slowdown in this growth could adversely affect our business and operating results.

Our business is highly dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for devices that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a serious adverse effect on our business. In addition, our business plan assumes that an increasing number of non- Chinese IDMs, fabless semiconductor companies and systems companies will establish operations in China. Any decline in the rate of migration to China of semiconductor design companies or companies that require semiconductors as components for their products could adversely affect our business and operating results.

Limits placed on exports into China could harm our business and operating results.

The growth of our business depends on the ability of our suppliers to export and our ability to import, into China, equipment, materials, spare parts, process know-how and other technologies and hardware (“items”). Any burdensome new restrictions placed on the import and export (“transfer”) of these items could adversely impact our growth and substantially harm our business. In particular, the international export control regime led by the United States requires our suppliers and us to obtain licenses to transfer certain items. If we or our suppliers are unable to obtain such licenses in a timely manner, our business and operating results could be adversely affected.

Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.2855 on December 31, 2012 versus 6.3009 on December 31, 2011 by the PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2012 was approximately 0.24%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be temporarily devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse effect on our business and operating results.

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

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2012, approximately 13.9 % of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

China’s legal system embodies uncertainties that could adversely affect our business and operating results.

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop a legal system, China’s system of laws has not been fully implemented. Even where adequate laws exist, enforcement of existing laws or contracts based on such laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment of another jurisdiction. The relative inexperience of China’s judiciary system in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be effected by government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local Chinese government agencies. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to timely secure the requisite governmental approval for our activities, which would adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, and Semiconductor Manufacturing International (Tianjin) Corporation, or SMIC Tianjin. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with IFRS. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

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

Holders of our ADSs may not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

It may be difficult to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Moreover, a number of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for a person to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts obtained against us or such persons predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or China, respectively, against us or such persons predicated upon the securities laws of the United States or any state thereof. See “Item 4.B — Information on the Company — Business Overview — Enforceability of Civil Liabilities.

Item 4.  Information on the Company

A.           History and Development of the Company

We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since March 18, 2004, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.HK”. CT Corporation System is our agent in the United States of America and its address is 818, West 7th street, 2nd Floor, Los Angeles, CA 90017, U.S.A.

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities in China, including facilities at Beijing, Shanghai and Tianjin, with an aggregate capacity of up to 219,250 8-inch wafer equivalents per month. Prior to 2013, we managed and operated a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin arrangement”). The Wuhan Xinxin arrangement ended in the first quarter of 2013, and we no longer manage or operate the wafer fab in Wuhan.

We spent approximately US$765 million and US$499 million to construct, equip and ramp up our fabs in 2011 and 2012 respectively. Currently, the planned capital expenditure in 2013 for foundry operations is approximately $600 million, which is primarily for 12-inch foundry operations in Shanghai and Beijing, which we plan to finance with a combination of cash flows generated from operations and financing activities, including but not limited to bank borrowing, and potential debt and equity issuances. The 2013 planned capital expenditure figure does not account for additional expenditures that we may incur in connection with the establishment of the BJ Joint Venture. As announced in May 2012, we are presently negotiating the terms of a joint venture with Beijing municipal government entities to expand our Beijing production site, or the BJ Joint Venture. While there can be no assurance that we will enter into the BJ Joint Venture, we expect that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, and that we would need to borrow under our existing credit lines or otherwise obtain additional capital to satisfy our funding obligations under this project.

B.           Business Overview

We provide integrated circuit (IC) foundry services at 0.35-micron to 40-nanometer line width technologies. Headquartered in Shanghai, China, we position ourselves as the most advanced and diversified foundry in mainland China to address the mainland China semiconductor needs. Currently, we have a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. We also have customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

The table below sets forth a summary of our current fabs:

	Shanghai		Beijing	Tianjin
Number and Type of fab	mega-fab	12-inch fab	mega-fab	8-inch fab
Wafer size	200mm	300mm	300mm	200mm
Current most advanced technology for volume production	1.11 micron	0.040 micron	0.055 micron	0.18 micron
Production clean room size	34,610m2	11,288m2	23,876m2	8,463m2

In addition to wafer fabrication, our service offerings include a comprehensive portfolio consisting of IC design libraries, circuit design blocks, design support, mask-making, wafer probing and gold/solder bumping. We also work with our partners to provide assembly and testing services.

We have a global and diversified customer base that includes some of the world’s leading IDMs and fabless semiconductor companies.

Our Products and Services

Manufacturing of Wafers and Our Manufacturing Capacity

We currently manufacture silicon wafers based on proprietary designs provided by our customers or third party designers.

The following table sets forth the historical capacity and utilization rate of our wafer fabrication and facilities (all output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month):

Fab	2010		2011		2012
Wafer fabrication capacity as of year-end(1)
Shanghai mega-fab	86,000		90,000		90,000
Shanghai 12-inch fab	—		—		13,500
Beijing mega-fab	52,425		65,540		78,750
Tianjin fab	33,300		37,750		37,000
Total monthly wafer fabrication capacity as of year-end(1)	171,725	(2)	193,290	(2)	219,250	(2)
Wafer Fabrication capacity utilization	96.1%		68.9%		88.3%

(1)         Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)         Mega fab structure includes copper inter connects in the total monthly capacity.

Our factories manufacture the following types of semiconductors:

•                  Logic, (including basebands, microprocessors, DSPs and application processors);

•                  Mixed-Signal and RF (for wired and wireless connectivity applications for communications and consumer electronics);

•                  High Voltage (for display driver integrated circuits, power supplies, power management, telecommunications, automotive electronics and industrial controls);

•                  Memory, (including standalone SRAM, EEPROM and Flash, and embedded NVM for IC cards to be used in transport, banking, social welfare and national ID);

•                  CIS (CMOS Image Sensors that are used in a wide range of camera-related systems);

•                  Others, (Micro Electrical and Mechanical System, or MEMS and Integrated Passive Devices);

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2010, 2011 and 2012 and each of the quarters in the year ended December 31, 2012:

			For the three months ended				For the year ended
Process	For the year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2010(1)	2011	2012	2012	2012	2012	2012
	(based on sales in US$)
0.045 micron	—	0.06%	0.28%	0.23%	0.77%	2.61%	1.06%

0.065 micron	5.45%	18.50%	22.27%	32.77%	34.80%	35.26%	31.98%

0.09 micron	17.48%	9.85%	8.65%	8.73%	9.40%	8.03%	8.69%

0.13 micron	32.92%	22.59%	22.75%	15.47%	11.82%	10.17%	14.39%

0.15 micron	1.72%	1.81%	0.84%	0.86%	1.10%	0.44%	0.80%

0.18 micron	25.87%	33.42%	38.52%	35.62%	36.38%	39.46%	37.49%

0.25 micron	0.47%	0.39%	0.38%	0.37%	0.23%	0.21%	0.29%

0.35 micron	16.09%	13.38%	6.31%	5.95%	5.50%	3.82%	5.30%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)         Prepared under US GAAP.

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

Design Support Services

Our design support services provide our customers with access to the fundamental technology files and libraries that facilitate customers’ own integrated circuit design. We also offer design reference flows and access to our design center alliance, as well as layout services to our customers. In addition, we collaborate with industry leaders in electronic design automation, library and IP (intellectual property) services to create a worldwide network of expertise, resources and services that are available to our customers.

Libraries and Intellectual Property

As part of the fundamental building blocks for our customers’ integrated circuit designs, we have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries and intellectual property so that our customers can quickly design sophisticated integrated circuits that utilize our new process technologies. These include standard cell, I/O, memory compilers, embedded memory, high-speed interface, peripheral controllers, and embedded processors, among others, using 0.35 micron down to 40 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design and fast integration into the overall design system. Our library partners include ARM, Synopsys, Inc., VeriSilicon, and InnoPower.

Mask-making Services

While most of our mask-making services are for customers who use our wafer fabrication services, we also produce masks for other domestic and overseas fabs as a separate revenue- generating service.

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

Wafer Probing, Assembly and Testing Services

We have our own probing facilities in Shanghai and Beijing that provide test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners.

Our probing facility in Shanghai occupies a clean room space of 3,000 square meters, and our probing facility in Beijing occupies a clean room space of 1,400 square meters. Both facilities are rated at Class 1000 cleanliness and are equipped with advanced testers, probers and laser repair machines. We also have testing equipments for memory, logic and mixed signal applications.

We have established a network of partners that provide additional probing services, as well as assembly and testing services, to serve our customers. These partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., have helped to enhance the range of services that we are able to offer our customers.

Customers and Markets

Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2010, 2011 and 2012:

	For the year ended December 31,
	2010(1)		2011		2012
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Fabless semiconductor companies	1,110,935	72.49%	1,081,345	81.95%	1,494,239	87.81%

Integrated device manufacturers	248,782	16.23%	175,922	13.33%	142,101	8.35%

Systems companies and others	172,732	11.28%	62,199	4.72%	65,258	3.84%

Total	1,532,449	100.00%	1,319,466	100.00%	1,701,598	100.00%

(1)         Prepared under US GAAP.

We categorize our sales geographically based on the headquarters of customer operations and not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2010, 2011 and 2012:

	For the year ended December 31,
	2010(1)		2011		2012
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	847,852	55.33%	726,011	55.02%	940,370	55.26%

Europe	39,168	2.56%	35,256	2.67%	38,811	2.28%

Asia-Pacific (excluding Japan, Taiwan, and China)	32,011	2.09%	21,244	1.61%	28,177	1.66%

Taiwan	167,154	10.90%	105,788	8.02%	113,227	6.65%

Japan	3,188	0.21%	356	0.03%	3,423	0.20%

China	443,076	28.91%	430,811	32.65%	577,590	33.95%

Total	1,532,449	100.00%	1,319,466	100.00%	1,701,598	100.00%

(1)         Prepared under US GAAP.

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. For the year ended December 31, 2012, our five largest customers accounted for 56.0% of our total sales.

The following table sets forth a breakdown of our sales by application type for 2010, 2011 and 2012:

	For the year ended December 31,
	2010(2)		2011		2012
Application Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Computing(1)	51,651	3.37%	45,355	3.44%	33,448	1.97%

Communications	755,951	49.33%	553,493	41.95%	779,614	45.82%

Consumer	607,600	39.65%	595,313	45.12%	741,456	43.57%

Others	117,247	7.65%	125,305	9.49%	147,080	8.64%

Total	1,532,449	100.00%	1,319,466	100.00%	1,701,598	100.00%

(1)         “Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver, graphic processors and other components that are commonly used in desktop and notebook computers and peripherals. “Communications” consists of integrated circuits used in both wired and wireless data communications and telecommunications applications. “Consumer” consists of integrated circuits used for stand-alone DVD players, TV, set top box, game consoles, digital cameras, smart cards and toys.

(2)         Prepared under US GAAP.

Intellectual Property, Patents

We have several thousand patents and patent applications, in addition to third party licenses. Research and development is important for us to maintain our competitiveness. We also have various trademark registrations worldwide. However, we are not dependent on any single patent, license, or trademark, or any group of related patents, licenses or trademarks. Please see also “Research and Development, Patents and Licenses, etc.” on page 61.

Competition and Marketing Channels

We compete internationally and domestically in mainland China with dedicated foundry service providers, as well as with semiconductor companies that allocate a portion of their fabrication capacity to foundry operations. While different players in the wafer foundry market may compete on factors such as technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, yields, customer service and price, we seek to compete on the basis of process technology capabilities, performance, quality, service and price. The level of competition differs according to the process technology involved.

Our competitors are other pure-play foundries such as TSMC, UMC and Global Foundries. Another group of potential competitors consists of IDMs that have established their own foundry capabilities include Fujitsu Limited, Samsung Electronics Co., Ltd. and IBM.

We have customer service and marketing offices located in the US, Europe, Japan, mainland China and Taiwan and a representative office in Hong Kong. Our mainland China offices serve mainland China, Hong Kong and other non-Japan, non-Taiwan Asian markets, our US office serves the North American market, our Taiwan Office serves the Taiwan market and our Europe and Japan offices serve the European and Japanese markets, respectively. We also sell some products through sales agents in selected markets.

Business Seasonality

In the past, the general semiconductor foundry business was subject to seasonal behavior patterns in which business would peak in the third quarter of a calendar year and bottom in the first quarter. Our efforts on cautiously managing our fab capabilities and capacity, together with our limited scale relative to the industry, have significantly reduced the impact of seasonality to our business, especially in 2012.

Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 22% and 25% of our manufacturing costs in 2011 and 2012, respectively.

The three largest components of raw material costs - raw wafers, chemicals and gases - accounted for approximately 36%, 23%, and 10%, respectively, of our raw material costs in 2011, and approximately 36%, 24% and 10%, respectively, of our raw material costs in 2012. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2012, we purchased approximately 78.0% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

For 2012, our largest and five largest raw materials suppliers accounted for approximately 11.87% and 41.30%, respectively, of our overall raw materials purchases. For 2011, our largest and five largest raw materials suppliers accounted for approximately 11.5% and 36.7%, respectively, of our overall raw materials purchases. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

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

Scope of Regulation

The Several Policies to Encourage the Development of Software and Integrated Circuit Industry and the Several Policies to Further Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the State Council of The People’s Republic of China on June 24, 2000 and on January 28, 2011, respectively, together with other ancillary laws and regulations, regulates integrated circuit production enterprises, or ICPEs. The State Council issued the Integrated Circuit Policies in order to encourage the development of the software and integrated circuits industry in China. The Integrated Circuit Policies form the basis for a series of laws and regulations that set out in detail the preferential policies relating to ICPEs. Such laws and regulations include:

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

•                  the Measures for the Accreditation of the Integrated Circuit Enterprise Encouraged by the State (For Trial Implementation),or the Accreditation Measures jointly issued by the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs on October 21, 2005; and

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

Encouragement of Domestic Investment in ICPEs

Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on March 27, 2011, the Chinese government encourages (i) the design and fabrication of large scale integrated circuits with a line width of less than 1.2 micron, (ii) the fabrication of the equipment of large scale integrated circuit and (iii) the fabrication of mixed integrated circuits. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006.

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

•                  fabrication of mixed integrated circuits;

•                  MEMS and compound semiconductor integrated circuits.

Foreign investment in such encouraged projects may enjoy preferential treatment as stipulated by the laws and regulations.

Preferential Taxation Policies

SMIC is incorporated in the Cayman Islands and not currently subject to taxation in the Cayman Island.

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

Pursuant to Caishui Circular [2012] No.27 (“Circular No.27”) promulgated on April 20, 2012, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. For enterprises that have been in operation for more than 15 years, the time limits for entitlement to preferential tax treatments shall be calculated from the first year the enterprise became profitable until December 31, 2017. These enterprises will be exempt from the enterprise income tax in the first five years, and will be allowed a 50 percent tax reduction of a statutory rate of 25% in the following five years, for an effective rate of 12.5%. According to the current policies, an enterprise may qualify for such preferential tax treatments so long as its first year of positive accumulated earnings occurs prior to December 31, 2017. Depreciation periods of manufacturing equipment of integrated circuit manufacturers may be shortened appropriately, the minimum time period should be three years. Pursuant to Caishui Circular [2009] No.69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate of the Company is reduced by the tax incentives granted by Circular No.39. On January 28, 2011, the State Council of China issued Guofa [2011] No.4 (“Circular No.4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

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

•                  the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, first amended by the Ninth National People’s Congress on October 27,2001andsecond amended by the Eleventh National People’s Congress on February 26, 2010;

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

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, after three years from the date of granting the patent rights, any person or enterprise that has made good faith reasonable proposals to the holder of proprietary rights seeking a license to those rights, but has been unable to obtain such license after an extended period of time, may request the administrative department responsible for patents under the State Council to grant a compulsory license for the relevant patent. However, where a compulsory license involves semiconductor technology, the implementation of a compulsory license is restricted to public and non-commercial uses, or to uses that counteract anti- competitive actions, as determined by judicial or administrative procedures.

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

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules dividends income between qualified resident enterprises is tax exempted income, it is not clear how a qualified resident enterprise which is incorporated overseas would be treated under the EIT Law. Finally, it is possible that future guidance issued with respect to the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. Similarly, these unfavorable consequences could apply to our other overseas intermediary holding companies if they are classified as PRC resident enterprises.

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

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, Slaughter and May, our counsel as to Hong Kong law, and Fangda Partners, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:

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

Conyers Dill & Pearman (Cayman) Limited has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

C.           Organizational Structure

We operate primarily through SMIC Shanghai, SMIC Beijing and SMIC Tianjin in China. The chart below sets forth also our other significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2012:

		Direct or Indirect
		equity
	Place and date of	ownership	Principal
Name of company	incorporation/establishment	held	Activity

Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	PRC September 30, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation*#	PRC December 29, 2005	100%	Construction, operation and management of SMICD’s living quarters, schools and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SilTech Semiconductor (Cayman) Corporation	Cayman Islands February 13, 2008	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products
Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Solar Cell (HK) Company Limited (“SMIC Solar Cell (HK)”)	Hong Kong December 3, 2007	100%	Investment holding
SMIC (Wuhan) Development Corporation*#	PRC March 27, 2007	100%	Construction, operation, management of living quarters, schools
SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong March 20, 2008	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation *#	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited*#	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products
Brite Semiconductor Corporation*(Note)	Cayman Islands January 1, 2008	44.2%	Investment holding
Brite Semiconductor Corporation Hong Kong Limited(Note)	Hong Kong March 12, 2008	44.2%	Investment holding
Brite Semiconductor (Shanghai) Corporation*#(Note)	PRC July 17, 2008	44.2%	Design House

*For identification purposes only.

# Companies registered as wholly-owned foreign enterprises in the People’s Republic of China. (PRC), excluding for the purpose of this report, Hong Kong, Macau, and Taiwan.

(Note): The Company consolidates Brite Semiconductor Corporation and its subsidiaries (Brite) through controls gained through contractual agreement. The impact of consolidating of Brite is insignificant to the financial statements of the Company.

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

Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

	Size		Owned(1)or
Location	(Land/Building)	Primary Use	Leased
(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/201,772	Wafer fabrication	owned/owned

Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned

Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned

Shenzhen Export Processing Zone, Shenzhen Pingshan NewArea, Guangdong	200,060/na	Wafer fabrication	owned/na

Japan	na/55	Marketing activities	na/leased

USA	na/743	Marketing activities	na/leased

Italy	na/280	Marketing activities	na/leased

Taiwan	Na/500	Marketing activities	na/leased

Hong Kong(2)	na/300	Representative Office	na/owned

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

(2)               In February 2006, we purchased approximately 300 square meters of property in Hong Kong through our indirect wholly- owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.

The construction of our 8-inch fab in Shenzhen began in 2008 in an effort to expand our production capacity. Our Shenzhen project has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. This project remained as a construction in progress as of December 31, 2012. See “Item 3.D - Risk Factors - Risks Related to Our Financial Condition and Business.”

Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to our domestic bank loan agreements, SMIC Shanghai and SMIC Beijing have pledged a portion of its land use right to the lenders. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

For further discussion concerning our capacity, capacity utilization rate and capacity expansion plans, please see “Item 5 — Operating and Financial Review and Prospects — Factors that Impact our Results of Operations.”

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

We believe our pollution control measures are effective and comply with the requirements applicable to the semiconductor industry in China and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste and self- igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements. In addition, we continuously investigate methods to lower our energy consumption, including making existing processes more efficient and reclaiming waste heat.

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

We are also proactively protecting the environment by implementing energy saving measures to reduce greenhouse gas emissions. In order to calculate our greenhouse gas output and to reach a reduction goal, all SMIC sites obtained ISO 14064 certification since 2010. ISO 14064 is an international standard against which greenhouse gas (GHG) emissions reports are voluntarily verified.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5.      Operating and Financial Review and Prospects

We are dual listed in New York Stock Exchange and Hong Kong Stock Exchange. In order to improve comparability with peers within semiconductor industry and reduce the cost of financial reporting under different accounting frameworks, we started to prepare our annual consolidated financial statements in accordance with IFRS as of and for the year ended December 31, 2012. As disclosed in Note 1 to the consolidated financial statements, these consolidated financial statements represent our initial presentation of the financial results of operations and financial position under IFRS as of and for the year ended December 31, 2012. As a result, these consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”. Previously, we prepared our annual consolidated financial statements in accordance with U.S. GAAP. We have adjusted our consolidated financial information as of and for the year ended December 31, 2011 in accordance with IFRS and financial information set forth in this annual report as of and for the year ended December 31, 2011 may differ from information previously published.

IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the major differences between IFRS and U.S. GAAP, as they related to us, and a reconciliation of comprehensive income (loss) and shareholders’ equity to U.S. GAAP and information concerning the use of exceptions permitted or required by IFRS 1, see “Note 4 to Consolidated Financial Statements.”

As discussed in Note 4, the Company has applied the following two exemptions:

•                  IFRS 2 Share-based Payment has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2011, and

•                  The Company has designated unquoted equity instruments held at January 1, 2011 as available- for-sale investments.

The Company does not believe these two exemptions had a qualitatively material impact on the consolidated financial statements for the years ended December 31, 2011 and 2012.

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, December 31, 2011 and 2012. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D - Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.         Operating Results

Overview

Our operations are primarily based in China. We celebrated our tenth year of production in 2012. In 2012 we achieved total sales of US$1,701.6 million, compared to US$ 1,319.5 million in 2011. We recorded annual net income of US$ 22.8 million and generated US$435.2 million in cash from operating activities in 2012. Compared to annual net loss of US$ 246.9 million and generated US$379.4 million in cash from operating activities in 2011.

After the first quarter of 2012, we maintained utilization above 90%. The revenue contribution from our advanced 65nm technology more than doubled in 2012, representing 32.0% of total wafer revenue in 2012 compared to 18.5% in 2011. We also started volume shipment for products using 40nm and 45nm technologies in the fourth quarter of 2012.

The major factors affecting our results of operations and financial condition are discussed below.

Factors that Impact Our Results of Operations

Cyclicality of the Semiconductor Industry

The semiconductor industry is highly cyclical due mainly to the cyclicality of demand in the markets of the products that use semiconductors. As these markets fluctuate, the semiconductor market also fluctuates. This fluctuation in the semiconductor market is exacerbated by the tendency of semiconductor companies, including foundries, to make capital investments in plant and equipment during periods of high demand since it may require several years to plan, construct and commence operations at a fab. Absent sustained growth in demand, this increase in capacity often leads to overcapacity in the semiconductor market, which in the past has led to a significant underutilization of capacity and a sharp drop in semiconductor prices. The semiconductor industry is generally slow to react to declines in demand due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of the planned expansion. See “Item 3.D - Risk Factors — Risks Related to Our Financial Condition and Business.”

Substantial Capital Expenditures

The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$765 million, and US$499 million, in 2011 and 2012, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$518.8 million, and US$531.8 million in 2011 and 2012, respectively.

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$191.5 million in 2011 and US$193.6 in 2012 on research and development expenses, which represented 14.5% and 11.4% respectively, of our sales for 2011 and 2012. Our research and development costs are partially offset by related government subsidies and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2013 for foundry operations will be approximately US$600 million, subject to adjustment based on market conditions. This amount does not account for expenditures which may be incurred with the establishment of the BJ Joint Venture. While there can be no assurance that we will enter into the BJ Joint Venture, we expect that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, and that we would need to borrow under our existing credit lines or otherwise obtain additional capital to satisfy our funding obligations under this project. Further, our actual expenditures may differ from our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations and will adjust our capital expenditure plans as necessary.

Capacity Expansion

We have expanded, and plan to continue to expand, our capacity through internal growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We anticipate increasing our capacity of 12 inch wafer by 6000 (13,500 for 8-inch wafer equivalent) per month in 2013 subject to market conditions.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of wafers have historically had a substantial impact on our margins. The average selling price of wafers we shipped decreased by 1.0% from US$775 per wafer in 2011 to US$767 per wafer in 2012.

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

Prices for wafers of a given level of technology generally decline over the relevant process technology life cycle. As a result, we and our competitors are continuously in the process of developing and acquiring advanced process technologies and migrating our customers to use such technologies to maintain or improve our profit margins. This technology migration requires continuous investment in research and development and technology-related acquisitions, and we expect to continue to spend a substantial amount of capital on upgrading our technologies. See page 29 for a breakdown of wafer sales by process technology.

Capacity Utilization Rates

Operations at or near full capacity have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed nature. In 2011 and 2012, approximately 34% and 29.8% respectively, of our cost of sales consisted of depreciation expenses, which are fixed costs. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our utilization rates have varied from period to period due to capacity ramp-ups and fluctuations in customer orders. Our annual capacity utilization rate was 68.9% in 2011, and 88.3% in 2012. Factors affecting utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

Our capacity is determined by us based on the capacity ratings for each piece of equipment, as specified by the manufacturers of such equipment, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, expected product mix and purchase order coming linearity. Because these factors include subjective elements, our measurement of capacity utilization rates may not be comparable to those of our competitors.

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

Critical Accounting Policies

We prepare our financial statements in conformity with IFRS, which requires us to make judgments, estimates and assumptions. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their applications and require us to make significant accounting estimates. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.” We estimate the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, we record a write- down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently we are not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilizations, may have a material adverse effect on our net income.

We make subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of CGU to our estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, we have entered into technology transfer and technology license arrangements with third parties in an attempt to advance our process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. We routinely review the remaining estimated useful lives of these intangible assets and deferred costs. We also evaluate these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, we will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

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

For further discussion on our share-based employee compensation plans see “Item 5.E — Operating and Financial Review and Prospects — Share Ownership.”

Taxes

As a company incorporated in the Cayman Islands, we are not subject to taxation in the Cayman Islands..

Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including Japan, the United States and Europe. Our income tax obligations to date have been minimal.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. We established provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of us.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

A deferred tax asset of US$1.8 million and US$0.4 million has been recognized in our consolidated statement of financial position as of December 31, 2011 and 2012, respectively, in relation to unused tax losses. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. For further details on taxes see “Note 10 to Consolidated Financial Statements”.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Impairment of trade and other receivable

We assess at the end of each reporting period whether there is any objective evidence that trade and other receivable are impaired. To determine whether there is objective evidence of impairment, we consider factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, we take into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise.

Foreign Currency Fluctuations

Our revenue, expenses, and capital expenditures are primarily transacted in U.S. dollars. We also enter into transactions in other currencies. We are primarily exposed to changes in exchange rates for the Euro, the Japanese Yen, and RMB. Accordingly, we are affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the RMB. See “Item 3.D — Key Information - Risk Factors — Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors - Risks Related to Our Financial Condition and Business — Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Rate Fluctuation Risk” for a discussion of our efforts to minimize such risks”.

Recent Accounting Pronouncements

We have not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

All recognized financial assets that are within the scope of IAS 39 Financial instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. We anticipate that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of our financial assets (e.g. our equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five Standards consolidation, joint arrangements, associates and disclosures were issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five Standards are described below:

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements. SIC-12 Consolidation — Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

These five standards together with the amendments regarding the transition guidance are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted provided all of these standards are applied at the same time. We anticipate that the application of these five standards will not have a significant impact on amounts reported in the consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRS literature requires or permits fair value measurements and disclosures about fair value measurements, except on specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We anticipate that the application of the new standard may not have significant impact to the amounts reported in the financial statements, but may result in more extensive disclosure.

Amendments to IFRS7 and IAS32 Offsetting Financial Assets and Financial Liabilities and the related disclosures

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. However, the amendments to IAS 32 are not effective until annual periods beginning on or after January 1, 2014, with retrospective application required.

We anticipate that the application of these amendments to IAS32 and IFRS7 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Tax. We anticipate that the amendments to IAS 32 will have no effect on our consolidated financial statements as we have already adopted this treatment.

Incentives from the Chinese government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries as qualified integrated circuit production enterprises (ICPE) from the Chinese government. Our Shanghai, Beijing, and Tianjin subsidiaries are qualified as ICPEs under the Integrated Circuit Policies. Under these policies, ICPEs whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to the benefits listed below. For a more detailed discussion of these incentives, see “Item 4.B-Information on the Company—Business Overview —Regulation.”

Incentive	SMIC Shanghai; SMIC Beijing and SMIC Tianjin

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties and imported-related VAT with respect to its qualified spare parts, and raw materials pursuant to the Tax-Exemption Categories.

Our Shanghai, Beijing and Tianjin subsidiaries fall under the encouraged foreign investment industries catalogue for the Guidance of Foreign Investment Industries (Amended in 2011). Based on the prevailing PRC regulations, foreign invested enterprise of encouraged category can enjoy Custom Duty exemption upon the importation of qualified equipment for self-use.

Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the year ended December 31,
	2011	2012
	(in US$ thousands, except for earnings per share)

Continuing operations

Revenue	1,319,466	1,701,598

Cost of sales	(1,217,525)	(1,352,835)

Gross Profit	101,941	348,763

Research and development	(191,473)	(193,569)

Sales and marketing expenses	(32,559)	(31,485)

General and administration expenses	(57,435)	(107,313)

Impairment loss on property, plant and equipment	(17,691)	—

Finance costs	(21,903)	(39,460)

Interest income	4,724	5,390

Other income	13,718	6,190

Other gains or losses	17,081	23,220

Share of profits of associates	4,479	1,703

Profit (loss) before tax	(179,118)	13,439

Income tax benefit (expense)	(82,503)	9,102

Profit (loss) for the year from continuing operations	(261,621)	22,541

Discontinued operations

Profit for the year from discontinued operations	14,741	—

Profit (loss) for the year	(246,880)	22,541

Other comprehensive income

Exchange differences on translating foreign operations	4,938	70

Total comprehensive income (expense) for the year	(241,942)	22,611

Profit (loss) for the year attributable to:

Owners of the Company	(246,817)	22,771

Non-controlling interests	(63)	(230)

	(246,880)	22,541

Total comprehensive income for the year attributable to:

Owners of the Company	(241,879)	22,841

Non-controlling interests	(63)	(230)

	(241,942)	22,611

Earnings per share

From continuing and discontinued operations

Basic	$(0.01)	$0.00

Diluted	$(0.01)	$0.00

From continuing operations

Basic	$(0.01)	$0.00

Diluted	$(0.01)	$0.00

Sales

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services.

In 2012, fabless semiconductor companies accounted for 87.81%, IDMs accounted for 8.35% and systems and other companies accounted for 3.84%, respectively, of our sales. Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a relatively small number of our customers. In 2011, and 2012 our five largest customers accounted for approximately 49.3% and 56.0% of our sales, respectively. Given our limited scale, relative to the industry, the effect of seasonality is lessened and customer satisfaction plays a larger role in sales.

Cost of sales

Our cost of sales consists principally of:

•                  depreciation and amortization;

•                  overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities and royalties;

•                  direct materials, which consist of raw wafer costs;

•                  labor, including share-based compensation expenses for employees directly involved in manufacturing activities; and

•                  production support, including facilities, utilities, quality control, automated systems and management functions.

Income (expenses) and gain (loss) from continuing operations

•                  Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, contracted technology development costs, and the costs associated with the ramp-up of new fabs. Research and development expenses are partially offset by related government subsidies.

•                  General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative support, finance and human resource personnel, bonuses for employee, commercial insurance, fees for professional services, city maintenance and construction tax expenses, educational surtax expenses and bad debt expenses.

•                  Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

Finance cost

Our finance costs consist of:

•                  interest expenses, net of capitalized portions and government interest subsidies, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free promissory note; and

•                  accretion of interest to preferred shareholders of subsidiaries.

Other gains or losses

Our other gains or losses consist of:

•                  gains and losses on disposal of property, plant and equipment; and

•                  foreign exchange gains and losses relating to financing and investing activities, including forward contracts.

Comparison of the Years Ended December 31, 2011 and 2012

Sales

Sales increased by 29.0% from US$1,319.5 million for 2011 to US$1,701.6 million for 2012, primarily due to an increase in overall wafer shipments. For the full year of 2012, the overall wafer shipments were 2,217,287 units of 8-inch equivalent wafers, up 30.2% year-on-year.

The average selling price of wafers we shipped decreased from US$775 per wafer in 2011 to US$767 in 2012. The percentage of wafer revenues from advanced technologies, 90nm and below increased from 28.4% to 41.7% between these two years.

Cost of sales and gross profit (loss)

Cost of sales increased by 11.1% from US$1,217.5 million for 2011 to US$1,352.8 million for 2012, primarily due to an increase in overall wafer shipments.. Out of the total cost of sales US$403.0 million and US$415.6 million was attributable to depreciation and amortization for the years ended December 31, 2012 and 2011, respectively.

Our gross profit was US$348.8 million for 2012 compared to US$101.9 million in 2011. Gross margins were 20.5% in 2012 compared to 7.7% in 2011. The increase in gross margins was primarily due to an increase in the production volume which resulted in higher in revenues and utilization improvement.

Profit (loss) for the year from continuing operations

Expenses from continuing operations increased by 19.3% from US$281.1 million for 2011 to US$335.3 million for 2012 primarily due to an increase in general and administrative expenses in 2012.

Research and development expenses increased only by 1% from US$191.5 million for 2011 to US$193.6 million for 2012.

General and administrative expenses increased by 86.8% from US$57.4 million for 2011 to US$107.3 million for 2012. The increase is primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2012. In addition, in 2011, the Company settled certain disputes with respective third party debtors by entering into contractually binding agreements which legally released the Company from certain obligations totaling $19.0 million. The forgiveness of debt has been recorded as a reduction of general and administrative expense and other income respectively. In addition, the recovery of bad debt expense of $6.4 million and $2.0 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2011 and 2012, respectively.

Sales and marketing expenses decreased by 3.4% from US$32.6 million for 2011 to US$31.5 million for 2012 due to more effective market promotion activities.

Other gains increased by 35.9% from US$17.1 million for 2011 to US$23.2 million for 2012 primarily due to a gain of US$19.4 million arising from the disposal of part of the living quarters in Shanghai and a US$13.7 million decline in foreign exchange gain in 2012.

Other income decreased by 54.7% from US$13.7 million for 2011 to US$6.2 million for 2012 due to we settled certain dispute with a third party debtor by entering into contractually binding agreement which legally released us from certain obligations in 2011.

As a result, our profit (loss) from continuing operations was US$22.5 million and (US$261.6) million in 2012 and 2011 respectively.

Discontinued Operations

On March 1, 2011, we sold our majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. We retained a 10% interest in AT and account for such investment as available-for-sale investments as we no longer have a controlling financial interest nor significant influence over AT. We reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

We recorded a gain of $17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Profit (Loss) for the Year

Due to the factors described above, we recorded a profit of US$22.5 million in 2012 compared to a loss of US$246.9 million in 2011.

B.           Liquidity and Capital Resources

We will require access to significant capital to fund our future capital and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. We anticipate our working capital is sufficient for our present requirements. In 2012, SMIC Shanghai entered into the new syndicate loan, a three-year loan facility in the principal amount of US$268 million with 9 banks, and a new two-year loan facility in the principal amount of US$70 million with The Export- Import Bank of China. SMIC Beijing entered into the new syndicate loan, a seven-year loan facility in the principal amount of US$600 million with 5 banks, and a two-year working capital loan facility in the principal amount of US$30 million with The Export-Import Bank of China. We anticipate that cash flows from operations in 2013 and new loans should be sufficient to meet our capital expenditure requirement. If necessary, we will also explore other forms of external financing. Further, while there can be no assurance that we will enter into the BJ Joint Venture, we expect that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, and that we would need to borrow under our existing credit lines or otherwise obtain additional capital to satisfy our funding obligations under this project.

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

	For the Years Ended December 31,
	2011	2012
	(in US$ thousands)

Cash Flow Data:

Profit (loss) for the year	(246,880)	22,541

Non-cash adjustment to reconcile profit (loss) to net operating cash flow:

Depreciation and amortization	551,857	566,899

Net cash from operating activities	379,368	435,166

Payments for property, plant and equipment	(931,574)	(400,291)

Net cash used in investing activities	(903,641)	(522,277)

Net cash from financing activities	268,855	184,101

Net increase (decrease) in cash and cash equivalents	(255,418)	96,990

Operating Activities

As of December 31, 2012, we had US$358.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2012 was US$435.2 million, which was primarily due to the net profit of US$22.5 million, an increase of US$112.4 million in trade and other receivables, an increase of US$93.3 million in inventories and the add-back of US$566.9 million in depreciation and amortization.

As of December 31, 2011, we had US$261.6 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2011 was US$379.4 million, which was primarily due to the net loss of US$246.9 million, a decrease of US$73.1 million in trade and other receivables, an increase of US$60.2 million in restriction cash, an increase of US$41.2 million in prepaid operating expense, and the add-back of US$551.9 million in depreciation and amortization.

Investing Activities

Our net cash used in investing activities was US$522.3 million in 2012 and US$903.6 million in 2011. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing and Tianjin.

Financing Activities

Our net cash from financing activities in 2012 was US$184.1 million. This was primarily derived from US$1,541.5 million in proceeds from borrowings, US$1,328.0 million in the repayment of borrowings, US$0.7 million in the proceeds from exercise of employee stock options and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2011 was US$268.9 million. This was primarily derived from US$308.3 million in proceeds from issuance of convertible preferred shares, US$1,326.4 million in proceeds from borrowings, US$1,339.3 million in the repayment of borrowings, US$3.5 million in the proceeds from exercise of employee stock options and US$30.0 million in the repayment of promissory notes.

Capital Expenditures

We incurred capital expenditures of US$765 million and US$499 million in 2011 and 2012, respectively. We currently expect our capital expenditures in 2013 for foundry operations will be approximately US$600 million, subject to adjustment based on market conditions, principally to expand our operations at 300mm fabs in Shanghai and Beijing. We plan to finance our substantial capital expenditure requirements through funds generated from a combination of cash from operations, bank borrowing, and debt or equity issuances. Our estimated 2013 capital expenditures do not account for additional expenditures that we may incur in connection with the establishment of the BJ Joint Venture. While there can be no assurance that we will enter into the BJ Joint Venture, we expect that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, and that we would need to borrow under our existing credit lines or otherwise obtain additional capital to satisfy our funding obligations under this project.

The construction in progress balance of approximately US$377.4 million as of December 31, 2012, primarily consisted of US$78.7 million and US$146.6 million of the manufacturing equipment acquired to further expand the production capacity at the 300mm fabs in Shanghai and Beijing, respectively, and $91.9 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. Our Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. We will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$60.2 million was related to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2013.

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

Commitments

As of December 31, 2012, we had commitments of US$25.6 million for facilities construction obligations in connection with the construction of our Shanghai, Beijing and Tianjin facilities. We had commitments of US$481.6 million to purchase machinery and equipment for Shanghai, Beijing, Tianjin and Siltech fabs. For additional information, see “Item 5.A — Operating and Financial Review and Prospects - Operating Results. As of December 31, 2012, our outstanding long-term liabilities primarily consisted of US$713.2 million in secured bank loans, which are repayable in installments starting in June 2013, with the last payment in March 2016.

Bank Borrowing

2011 EXIM Bank USD loan (SMIC Shanghai)

In April 2011, SMIC Shanghai entered into the Shanghai EXIM Bank USD loan I, a two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIC Shanghai’s 12-inch fab. As of December 31, 2012, SMIC Shanghai had drawn down US$69.5 million and repaid US$1 million on this loan facility. The principal amount of $68.5 million will be repayable in June 2013. The interest rate ranged from 4.40% to 4.79% during 2012. The interest expense incurred in 2012 was US$3.4 million, of which US$1.1 million was capitalized as part of the costs of assets under construction in 2012.

The total outstanding balance of the facilities is secured by certain equipment of SMIC Shanghai with an original cost of US$99.6 million as of December 31, 2012.

The Shanghai EXIM Bank USD loan I contains covenants to maintain certain minimum coverage ratio. SMIC Shanghai was in compliance with these covenants as of December 31, 2012.

2012 EXIM Bank USD loan (SMIC Shanghai)

In October 2012, SMIC Shanghai entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIC Shanghai. This two-year bank facility was used to finance the planned expansion for SMIC Shanghai’s 12-inch fab. As of December 31, 2012, SMIC Shanghai had drawn down US$70 million. The principal amount of $70 million will be repayable in October 2014. The interest rate is 4.55%. The interest expense incurred in 2012 was US$0.4 million, of which US$0.1 million was capitalized as part of the costs of assets under construction in 2012.

The Shanghai EXIM Bank USD loan II contains covenants to maintain certain minimum coverage ratio. SMIC Shanghai was in compliance with these covenants as of December 31, 2012.

2012 USD Loan (SMIC Shanghai)

In March 2012, SMIC Shanghai entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SMIC Shanghai’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIC Shanghai’s 8-inch fabs, buildings and land use right of SMIC Shanghai. As of December 31, 2012, SMIC Shanghai had drawn down US$245.6 million on this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan facility ranged from 4.03% to 4.24% in 2012. The interest expense incurred in 2012 was US$7.9 million, of which US$2.4 million was capitalized as part of the cost of assets under construction in 2012.

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

1.  (Short term loan + Long term Debt Current Portion + Long term Bank Loan) / Total Equity is more than 60%; or

2.  (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) / Financial Expenses is less than 500% before December 31, 2012, and less than 1000% after January 1, 2013; or

3.  (Total Equity — Acquired Intangible Assets Net) is less than US$800 million before December 31, 2012, and less than US$1000 million after January 1, 2013; or

4.  Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of Long Term Loan and related financial expense for all bank borrowings (including hire purchase, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIC Shanghai was in compliance with these covenants as of December 31, 2012.

2005 USD Loan (SMIC Beijing)

In May 2005, SMIC Beijing entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount was repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIC Beijing amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. SMIC Beijing made the repayment of remaining outstanding borrowing US$180.1 million in 2012.The interest rate is from 2.94% to 2.99%.The interest expense incurred in 2012 was US$4.1 million, of which US$1.0 million was capitalized as part of the cost of assets under construction in 2012.

2011 EXIM USD and RMB Loan (SMIC Beijing)

In September 2011, SMIC Beijing entered into the USD and RMB Loan, a two-year working capital loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2012, SMIC Beijing had drawn down US$25 million and RMB150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate on this loan facility ranged from 6.15% to 6.65% in 2012. The interest expense incurred in 2012 was US$3.2 million, of which US$0.7 million was capitalized as part of the cost of assets under construction in 2012.

The total outstanding balance of the Beijing USD and RMB Loan is secured by SMIC Beijing’s plant and equipment with an original cost of US$132.3 million as of December 31, 2012.

2012 EXIM USD Loan (SMIC Beijing)

In March 2012, SMIC Beijing entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purpose. As of December 31, 2012, SMIC Beijing had drawn down US$20 million on this loan facility. The principal amount is repayable in March 2014. The interest rate on this loan facility ranged from 6.46% to 6.54% in 2012. The interest expense incurred in 2012 was US$1 million, of which US$0.2 million was capitalized as part of the cost of assets under construction in 2012.

2012 USD Loan (SMIC Beijing)

In March 2012, SMIC Beijing entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIC Beijing’s 12 inch fabs. The facility is secured by the manufacturing equipment located in the SMIC Beijing and SMIC Tianjin fabs, and 100% equity pledge of SMIC Beijing and SMIC Tianjin. As of December 31, 2012, SMIC Beijing had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2016. The interest rate on this loan facility ranged from 6.16% to 6.24% in 2012. The interest expense incurred in 2012 was US$12.2 million, of which US$2.3 million was capitalized as part of the cost of assets under construction in 2012.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.             Total Liabilities / Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.             (Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/ (Principal + Interest Expenses) is less than 100%

SMIC Beijing was in compliance with these covenants as of December 31, 2012.

2005 EUR Loan

On December 15, 2005, we entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Shanghai Branch. The drawdown period of the facility ended on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date on which the loans had been fully drawn down. Each draw down made under the facility was repaid in full in ten equal semi-annual installments. In May and Jun 2012, SMIC Shanghai repaid the remaining balance of EUR 6.4 million. The interest rate ranged from 2.6% to 4.7% in 2012. The interest expense incurred in 2012 was US$0.23 million of which US$0.09 million was capitalized as part of the cost of assets under construction in 2012.

Short-term Credit Agreements

As of December 31, 2012, we had 29 short-term credit agreements that provided total credit facilities of up to US$1 billion on a revolving credit basis. As of December 31, 2012, we had drawn down US$383.2 million under these credit agreements and US$629.3 million was available for future trading and borrowing. The outstanding borrowings under the credit agreements are unsecured, except for US$129 million, which is secured by time deposits of US$108.4 million, and an additional balance of US$5.9 million, which is secured by real property with an original cost of US$2.1 million. The interest expense incurred in 2012 was US$22.2 million of which US$8.6 million was capitalized as additions to assets under construction. The interest rate ranged from 1.01% to 7.2% in 2012.

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

C.           Research and Development, Patents and Licenses, etc.

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$191.5 million in 2011 and US$193.6 million in 2012 on research and development expenses, which represented 14.5% and 11.4% respectively, of our sales in those respective years. Our research and development costs were partially offset by related government subsidies of US$42.6 million and US$31.0 in 2011 and 2012 respectively and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2013.

The research and development (R&D) efforts in 2010, 2011 and 2012 were focused primarily on advanced logic and system-on-chip (SOC) process technologies. We achieved many significant milestones in 2012. In the area of advanced logic process technologies, 40-nanometer (nm) low-leakage (LL) process technology was fully qualified through Multi Project Wafers (MPWs) and New Tape Outs (NTOs) and was released for volume manufacturing at the end of the third quarter of 2012. Both the High- K-Metal-Gate (HKMG) and PolySiON R&D programs on the 28nm node have progressed on schedule and are targeted to reach process freeze at the end of the third quarter of 2013. Path finding on 22/20nm process technology was completed in the first quarter of 2012 and the 22/20nm R&D program was formally established in the second quarter of 2012. In the memory process technologies, 0.13ìm e- EEPROM process technology for bankcard/insurance card and 90nm eFlash for high-end smartcard have been successfully completed, with demonstrated yield to support production; 55nm e-Flash program and 38nm NAND program have already been commenced. We also developed more advanced front-side- illumination (FSI) technology for supporting 1.75ìm pixel image sensor products and successfully demonstrated a back-side-illumination (BSI) technology for 5+megapixel image sensor products. In addition, we in collaboration with strategic partners have rolled out the industry’s first 0.13ìm monolithically integrated CMOS MEMS into risk production and successfully demonstrated the analog CMOS with embedded Through Silicon Via (TSV) Input Output (I/O). In the area of power management ICs (PMIC), the technology platform migration from 0.18ìm to 0.13ìm has been essentially completed to support broadened customer product applications in 2013. During 2012, we achieved over 1,000 patent filings as a result of our technology R&D activities.

The building and strengthening of our technology R&D organization continued in 2012. The number of research and development engineers increased from approximately 450 at the end of 2011 to more than 600 at the end of 2012. Most members of the technology R&D team have experience in the semiconductor industry and have earned advanced degree from leading universities in China and around the world (about 60% with an MS degree and about 15% with a Ph.D. degree in engineering or science). To address planned R&D activities in 2013 and 2014, the Technology Research & Development Division carried out further organization building and restructuring in 2012 for improved operational efficiency and plans to increase manpower by an additional 10% in 2013.

As of December 31, 2012, we had been granted 3,071 patents worldwide, of which, 58 were in Taiwan, 247 were in the U.S., and 2,766 were in China.

D.           Trend Information

See “Item 5 — Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

E.           Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

F.            Tabular Disclosure of Contractual Obligations

Set forth in the table below are the aggregate amounts, as of December 31, 2012, of our future cash payment obligations under our existing contractual arrangements on a consolidated basis:

	Payments due by period
	(consolidated, in US$ thousands)
Contractual obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Short-Term Borrowings(1)	383,225	383,225	—	—	—

Secured Long-Term Loans(1)	713,190	184,578	467,112	61,500	—

Purchase Obligations(2)	507,190	507,190	—	—	—

Other Long-Term Obligations(3)	29,374	29,374	—	—	—

Total Contractual Obligations	1,632,979	1,104,367	467,112	61,500	—

(1)         These amounts represent outstanding borrowings. Refer to F-29, “Borrowings”, for a description of the short-term and long-term borrowings.

(2)         Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)         Represents the settlement with TSMC for an aggregate of $200 million payable in installments over five years.

Item 6.                    Directors, Senior Management and Employees

A.           Directors and Senior Management

Members of our board of directors are elected by our shareholders. As of April 1, 2013, our board of directors consists of nine directors, and one alternate director.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. The following table sets forth the names, ages and positions of our directors and executive officers as of April 1, 2013.

Name	Age	Position
Directors
Zhang Wenyi	66	Chairman and Executive Director
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director
Chen Shanzhi	44	Non-Executive Director
Gao Yonggang	48	Non-Executive Director
Lawrence Juen-Yee Lau	68	Non-Executive Director
Zhou Jie	45	Non-Executive Director
Tsuyoshi Kawanishi	84	Independent Non-Executive Director
Frank Meng	52	Independent Non-Executive Director
Lip-BuTan	53	Independent Non-Executive Director
Datong Chen	58	Alternate Director of Lawrence Juen-Yee Lau

Senior Managers
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director
Gareth Kung	48	Chief Financial Officer and Company Secretary
Shiuh-Wuu Lee	65	Senior Vice President, Technology Development
Haijun Zhao	49	Senior Vice President, North Operations
Jyishyang Liu	60	Senior Vice President, Central Engineering & Services, Central Operations (Acting)
Dong Cui	41	Senior Vice President, Investment & Strategic Business Development
Mike Rekuc	64	Senior Vice President, Worldwide Sales & Marketing
John Peng	48	Associate Vice President, General Manager of China Business Unit

Datang Telecom Technology & Industry Holdings Co., Ltd., or Datang, has the right to nominate two members of our board of directors pursuant to the Share Purchase Agreement between us and Datang dated November 6, 2008, and Country Hill Limited has the right to nominate one member of our board of directors pursuant to the Share Subscription Agreement between us and Country Hill Limited dated April 18, 2012. Save as disclosed above, no other shareholder has a contractual right to designate a person to be elected to our board of directors.

There are no family relationships among any of our directors and executive officers.

Board of Directors

Zhang Wenyi

Chairman of the Board, Executive Director

Mr. Zhang Wenyi joined SMIC in 2011 and is currently the Chairman of the Board. He is also a director of several subsidiaries of SMIC. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the Board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and Chairman of the Board of Hua Hong Group’s subsidiary Shanghai Hua Hong NEC Electronics Co., Ltd., where he successfully transformed its business model into that of a foundry services company. He was also Chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and Chairman of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He was a member of the 11th National Committee of the Chinese People’s Political Consultative Conference

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu joined SMIC as CEO and Executive Director in 2011. He is also a director of most of SMIC’s subsidiaries. Dr. Chiu is a semiconductor industry veteran with over 30 years of experience spanning technology research, business development, operations and corporate management. Prior to joining SMIC, Dr. Chiu was President and CEO of Hua Hong NEC. He has served in executive positions across the semiconductor industry, including as President and COO of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, Senior Vice President of Shanghai Operations at SMIC, and Senior Director of Fab Operations at Taiwan Semiconductor Manufacturing Company Limited (TSMC). He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds 40 semiconductor technology patents with 60 additional patents still pending. He has published over thirty technical articles.

Chen Shanzhi

Non-Executive Director

Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in domestic and foreign academic conferences and publications, most of which were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Gao Yonggang

Non-Executive Director

Dr. Gao Yonggang has been a Director since 2009, and is also a director of several subsidiaries of the Company. Dr. Gao is currently the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a standing committee member of Accounting Society of China. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as commercial, industrial, municipal utilities, and many different types of organizations including state-owned enterprises, private companies, joint ventures, and government agencies. In November 2004, he was appointed as the Chief Financial Officer of the China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has made in-depth studies in the field of financial investment, and has been involved in a number of key research projects and has many publications in this area. Dr. Gao is a Fellow of the Institute of Chartered Accountants in Australia..

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is the president and an executive director of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), the vice chairman, the chief executive officer as well as an executive director of Shanghai Industrial Holdings Limited (“SIHL”), and the chairman of Shanghai Pharmaceutical (Group) Co., Ltd. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has nearly 20 years’ experience in investment banking and capital markets operation.

Lawrence Juen-Yee Lau Non-
Executive Director

Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999 as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment, as well as Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also non-executive Vice-Chairman of CITIC Capital Holdings Limited, and an independent non-executive director of CNOOC Limited and Far EasTone Telecommunications Company Limited.

Tsuyoshi Kawanishi

Independent Non-Executive Director

Mr. Tsuyoshi Kawanishi has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to Semiconductor Equipment and Materials International (SEMI).

Frank Meng

Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been in the telecommunications and semiconductor industries for over 20 years. He received his BS degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined Motorola in April 2010 and is now the Senior Vice President and President of Greater China of Motorola Mobility, a wholly owned subsidiary of Google, where he is responsible for overseeing all aspects of the company’s business and sales operations in mainland China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. Prior to joining Qualcomm, he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2002 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, United Overseas Bank, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Datong Chen

Alternate Director of Lawrence Juen-Yee Lau

Dr. Datong Chen has been an Alternate Director to Professor Lawrence Juen-Yee Lau, a Non- executive Director of the Company, since 2012. Dr. Chen has more than 20 years of investment and operations experience in the communications technology and semiconductor industries. He is the co- founder and managing director of WestSummit Capital Management Limited. Prior to co-founding WestSummit Capital, Dr. Chen was a venture partner at Northern Light Venture Capital, where he led investments in the semiconductor industry. Dr. Chen was also one of the founders of Spreadtrum Communications, Inc. He has been a director of Spreadtrum since 2004, and served as Spreadtrum’s chief technology officer from 2001 to 2008. Prior to that, he co-founded OmniVision Technologies, Inc. and served as vice president of technology from 1995 to 2000. Dr. Chen holds a bachelor of science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University, and served as a post-doctoral researcher at both the University of Illinois and Stanford University. He holds over 34 U.S. and European patents.

Senior Management

Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Biographical details are set out in the above Board of Directors section.

Gareth Kung

Chief Financial Officer and Company Secretary

Mr. Gareth Kung joined SMIC in July 2012. Prior to joining SMIC as Chief Financial Officer and Company Secretary, Mr. Kung had over twenty-two years of experience working as a chief financial officer of publicly listed companies, private equity investment manager, banker and auditor. From 2003 to 2009, Mr. Kung worked at SMIC as the Group Treasurer and subsequently as the Group Controller. Mr. Kung earned his MBA from The University of Western Ontario and a bachelor’s degree in accountancy from National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore as well as a Fellow of the Association of Chartered Certified Accountants. Mr. Kung is also a Chartered Financial Analyst.

Shiuh-Wuu Lee

Senior Vice President, Technology Development

Dr. Shiuh-Wuu Lee joined SMIC in 2010, and was named Vice President of Technology Development in September 2011. In June 2012 he was promoted to Senior Vice President. Dr. Lee has over 30 years of experience in the semiconductor industry. Prior to arriving at SMIC, he distinguished himself at Intel Corporation and AT&T Bell Laboratories, where he was engaged in logic technology development and developed state-of-the-art tools for microprocessor design. He twice received the Distinguished Technical Achievement award at Bell Labs, served as a technical director at Intel and was elected an Intel Fellow in 2004, the company’s highest technical honor. Dr. Lee received his Ph.D. from the University of Michigan. He is actively involved in semiconductor technology conferences, and he has 54 published technical journal and conference papers. He is the holder of three patents.

Haijun Zhao

Senior Vice President, North Operations

Dr. Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. In June 2012 he was promoted to Senior Vice President. He has 19 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

Jyishyang Liu

Senior Vice President, Central Engineering & Services
Central Operations (Acting)

Dr Jyishyang Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President. He has 28 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

Dong Cui

Senior Vice President, Investment and Strategic Business Development

Mr. Cui Dong joined SMIC in September 2011 as Associate Vice President. In June 2012, he was promoted to Senior Vice President, initially overseeing Administration and Public Affairs. As of March 2013, he oversees Investment and Strategic Business Development. Prior to joining SMIC, from 2009 to 2011, Mr. Cui was President of China Electronics Corporation Hua Hong International Inc. and its investment management arm in Silicon Valley, CEC Capital Management LLC (CEC Capital). From 2002 to 2009, he was Vice President of Shanghai Hua Hong International Inc. and its investment management arm, Hua Hong International USA, LLC, which focused on venture capital investment in the semiconductor industry. From 1998 to 2002, Mr. Cui served as the deputy director of the office of the board of Shanghai Hua Hong Group and later as director of its Beijing representative office. From 1996 to 1998, Mr. Cui was the executive secretary of the general office of the Ministry of Electronics Industry. Mr. Cui received a BA in Chinese Language and Literature from Beijing Normal University, an MS in Management Science and Engineering from Tongji University, Shanghai, an MS in Finance from Golden Gate University, and a Certificate of Accounting in Tax from De Anza College. He has a total of 17 years of experience in the semiconductor industry.

Mike Rekuc

Senior Vice President, Worldwide Sales and Marketing

Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing. Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, he was Senior Vice President of Sales and Marketing and President of the Americas Region for Singapore-based Chartered Semiconductor (now part of GlobalFoundries) from 1999 to 2010. Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

John Peng

Associate Vice President and General Manager of China Business Unit

Mr. John Peng first joined SMIC in 2001 and is currently Associate Vice President and General Manager of the China Business Unit. Prior to joining SMIC, he was Senior Operations Director of Wuxi CSMC-HJ Semiconductor Company Limited, where he was responsible for fab operations and IT, among other responsibilities. He was also a deputy general manager and fab director at Huajing Microelectronics, where he was responsible for China’s National Project 908 AT&T (Lucent) technology transfer, and built China’s most advanced 6-inch fab in 1996. Mr. Peng received his Bachelor’s degree in Physics from Sichuan University, and he received his master’s degree in Microelectronics from Xidian University in 1988. He is a Ph.D. candidate in Microelectronics at Southeast University. He has published more than 10 technical articles.

B.           Director and Executive Compensation

Details of the emoluments paid or payable by us to our directors, including Tzu-Yin Chiu, our chief executive officer and executive director, in 2012 are set out as below:

		Employee settled
	Salaried and	share-base	Total
	wages	payment	remuneration
	(in US$ thousands)
Executive directors:
Zhang Wenyi	188	353	541
Tzu-Yin Chiu	962	642	1,604
	1,150	995	2,145
Non-executive directors:
Chen Shanzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong (alternate director)	—	—	—
	99	48	147
Independent non-executive directors
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232
Total remuneration	1,411	1,113	2,524

The remuneration paid or payable by us to our senior management personnel, including Tzu-Yin Chiu, our chief executive officer and executive director during the year are as follows:

	year ended 12/31/12
	USD’000

Short-term benefits	2,742	*

Share-based payments	872

	3,614

*           Mr. Chris Chi who was one of the senior management personnel as of December 31, 2012 has resigned from his position as Chief Business Officer of the Company effective March 1, 2013.

We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

In 2012, we have granted options to purchase an aggregate of 8,980,000 ordinary shares under our 2004 Stock Option Plan and awarded an aggregate of 4,420,000 restricted share units under our 2004 Equity Incentive Plan to certain of our executive officers. Both our 2004 Stock Option Plan and the 2004 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers in 2012 to purchase ordinary shares under the 2004 Stock Option Plan range from US$0.037 to US$0.045 per share. The expiration dates of these options range from May 21, 2022 to September 11, 2022.

C.           Board Practices

Board of Directors

Our board of directors consists of nine directors and one alternate director. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of our issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re- election at each annual general meeting of shareholders, or AGM. Each class of Director will serve a term of three years.

The Class I Directors (Zhang Wenyi, Tzu-Yin Chiu and Gao Yonggang) were re-elected for a term of three years at the 2011 AGM (except Mr. Zhang and Dr. Chiu whose appointment as Directors initially took effect on June 30, 2011 and August 5, 2011, respectively, and who were subsequently re-elected at the 2012 AGM) to hold office until the 2014 AGM.

The Class II Directors (Chen Shanzhi, Frank Meng and Lip-Bu Tan) were re-elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM.

The Class III Directors (Tsuyoshi Kawanishi, Zhou Jie and Lawrence Juen-Yee Lau) will retire from office on the date of the 2013 AGM pursuant to Article 90 of our Articles of Association. Each of Mr. Kawanishi, Professor Lau and Mr. Zhou will be eligible for re-election at the 2013 AGM for a term of three years until the 2016 AGM.

The following table sets forth the names, classes and appointment commencement dates of our current directors:

Name of Director	Position	Class	Appointment Commencement Date
Zhang Wenyi	Chairman and Executive Director	I	2011/6/30
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	I	2011/8/5
Chen Shanzhi	Non-executive Director	II	2009/6/23
Gao Yonggang	Non-executive Director	I	2009/6/23
Lawrence Juen-Yee Lau	Non-executive Director	III	2011/6/30
Zhou Jie	Non-executive Director	III	2009/1/23
Tsuyoshi Kawanishi	Independent Non-executive Director	III	2001/9/25
Frank Meng	Independent Non-executive Director	II	2011/8/23
Lip-Bu Tan	Independent Non-executive Director	II	2001/11/3
Datong Chen	Alternate Director of Lawrence Juen-Yee Lau	—	2012/5/10

Please see “Item 7.B—Related Party Transactions — Director Service Contracts” for a description of the service contracts we have entered into with our directors. Except for the indemnification provisions, the Service Contracts (as defined under Item 7) do not provide for benefits upon termination of service or employment.

Committees of Our Board of Directors

Our board of directors has an audit committee, a compensation committee and a nomination committee. The composition and responsibilities of these committees are described below.

Audit Committee.

Currently, the members of the audit committee are Mr. Lip-Bu Tan (chairman of the audit committee), Mr. Gao Yonggang and Mr. Frank Meng. None of these members of the audit committee has been an executive officer or employee of ours or any of our subsidiaries. In addition to acting as member of our audit committee, Mr. Lip-Bu Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general, and in accordance with section 303A.07 (a) of the Listed Company Manual of the New York Stock Exchange, our board of directors considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our audit committee.

The responsibilities of the audit committee include, among other things:

•                  making recommendations to the board of directors concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of our independent auditor;

•                  reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•                  pre-approving all non-audit services to be provided by our independent auditor;

•                  approving the remuneration and terms of engagement of our independent auditor;

•                  reviewing reports from our independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between us and the independent auditor;

•                  pre-approving the hiring of any employee or former employee of our independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of our audit team;

•                  reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•                  reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit department, the quality, adequacy and effectiveness of our internal controls (including financial, operational and compliance controls) and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•                  considering the adequacy of resources, staff qualifications and experience, training programmes and budget of our accounting and financial reporting function;

•                  reviewing our risk assessment and management policies;

•                  reviewing any legal matters that may have a material impact and the adequacy and effectiveness of our legal and regulatory compliance procedures;

•                  establishing procedures for the treatment of complaints received by us regarding financial reporting, internal control or possible improprieties in other matters; and

•                  obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements.

During 2012, the audit committee reviewed:

•                  our budget for 2012;

•                  the financial reports for the year ended and as of December 31, 2011 and the six month period ended and as of June 30, 2012;

•                  the quarterly earnings releases and any updates thereto;

•                  the report and management letter submitted by our outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•                  the findings and recommendations of our outside auditors regarding our compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•                  the effectiveness of our internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

•                  the findings of our compliance office, which ensures compliance with our Corporate Governance Code and Insider Trading Policy;

•                  the reports of our ethics hotline;

•                  the audit fees for our outside auditors; and

•                  Our outside auditors’ engagement letters.

The audit committee reports its work, findings, and recommendations to the board of directors regularly. In addition, the audit committee meets in person with our external auditor at least twice a year.

The audit committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the audit committee in preparing the agenda for meetings and assists the audit committee in complying with relevant rules and regulations. The relevant papers for the audit committee meetings are dispatched to audit committee members in accordance with applicable rules and regulations governing the company. Members of the audit committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the audit committee meeting, minutes are circulated to the members of the audit committee for their comment and review prior to their approval of the minutes at the following or the subsequent audit committee meeting.

At each quarterly audit committee meeting, the audit committee reviews with the Chief Financial Officer and our outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the company and its subsidiaries. In particular, the committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) our internal controls and the accounting and financial reporting systems. Upon the recommendation of the audit committee, the Board will approve the financial statements.

Compensation Committee

The members of our compensation committee currently consist of Mr. Lip-Bu Tan (chairman of compensation committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie. None of these members of the compensation committee has been an executive officer or employee of ours or any of our subsidiaries.

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

•                  determining the compensation packages of our executive directors and making recommendations to the board of directors with respect to non-executive director compensation, including equity- based compensation;

•                  administering and periodically reviewing and making recommendations to the board of directors regarding the long- term incentive compensation or equity plans made available to the directors, employees and consultants;

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

The compensation committee makes recommendations to the board to determine the remuneration packages of newly appointed individual executive directors and senior management, and to approve with delegated responsibility any revised remuneration packages of existing individual executive directors and senior management. In addition to reviewing the remuneration of executive directors and the members of our management, the compensation committee reviewed:

•                 the remuneration policy for employees for the year 2012;

•                 the profit-sharing and bonus policies;

•                 the long term compensation strategy, including the granting of stock options and restricted share units pursuant to the terms of our 2004 Stock Option Plan and 2004 Equity Incentive Plan; and

•                 the attrition rate.

The compensation committee reports its work, findings and recommendations to our board of directors during each quarterly board meeting.

The committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting our compensation policy. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the compensation committee in preparing the agenda for meetings and assists the committee in complying with the relevant rules and regulations. The relevant papers for the compensation committee meetings were dispatched to committee members in accordance with relevant rules and regulations applicable to us. Members of the compensation committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the compensation committee meeting, minutes are circulated to the committee members for their comment and review prior to their approval of the minutes at the following or a subsequent compensation committee meeting.

Nomination Committee

Our nomination  committee was established by the board  of  directors  on  March  23,  2012.  The members of our nomination committee currently consist of Mr. Zhang Wenyi (chairman of the nomination committee), Mr. Frank Meng and Mr. Lip-Bu Tan. The responsibilities of the nomination committee include:

•                 reviewing the structure, size and composition (including the skills, knowledge and experience) of the board of directors at least annually and making recommendations on any proposed changes to the board of directors to complement our corporate strategy;

•                 identifying individuals suitably qualified to become members of the board of directors, consistent with criteria approved by the board of directors, and making recommendations to the board of directors on the selection of individuals nominated for directorships;

•                 assessing the independence of independent non-executive directors; and

•                 making recommendations to the board of directors on the appointment or re-appointment of directors and succession planning for directors, in particular the chairman of our board  of directors and our Chief Executive Officer.

The nomination committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to board composition. The Company Secretary assists the chairman of the nomination committee in preparing the agenda for meetings and assists the committee in complying with the relevant rules and regulations. The relevant papers for the nomination committee meetings were dispatched to committee members in accordance with relevant rules and regulations applicable to us. Members of the nomination committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the nomination committee meeting, minutes are circulated to the committee members for their comment and review prior to their approval of the minutes at the following or a subsequent committee meeting. During 2012, the nomination committee:

•                 reviewed the structure, size and composition (including the skills, knowledge and experience) of the board of directors; and

•                 evaluated the independence of our independent non-executive directors.

D.           Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2009	2010	2011	2012
Managers	1,064	917	898	922
Professionals(1)	4,510	3,920	4,297	4,164
Technicians	4,484	4,970	3,910	4,650
Clerical staff	249	269	347	238
Total(2)	10,307	10,076	9,452	9,974

(1)         Professionals  include  engineers,  lawyers,  accountants  and  other  personnel  with  specialized  qualifications,  excluding managers.

(2)         Includes 372, 145, 1 and 3 temporary and part-time employees in 2009, 2010, 2011, and 2012 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2009	2010	2011	2012
Shanghai	6,460	5,395	5,555	6,037
Beijing	1,552	2,102	2,253	2,491
Tianjin	997	1,439	1,321	1,354
Chengdu	1,104	792	12	11
Shenzhen	154	142	36	23
Wuhan	—	174	236	17
United States	17	15	17	18
Europe	9	8	6	8
Japan	8	3	—	—
Taiwan Office	—	—	11	11
Hong Kong	6	6	5	4
Total	10,307	10,076	9,452	9,974

Our employees are not covered by any collective bargaining agreements.

E.           Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of April 1, 2013:

					Awards of
	Current	Options to Purchase		Ordinary Shares	Restricted Share
Name	Shareholding	Number o f Options		Exerci se Price	Units

Zhang Wenyi	—	21,746,883	(1)	US$0.0584	9,320,093	(2)
Tzu-Yin Chiu	13,326,759	86,987,535	(3)	US$0.0584	27,960,279	(4)
Chen Shanzhi	—	3,145,319	(5)	US$0.0821	—
Gao Yonggang	—	3,145,319	(5)	US$0.0821	—
Lawrence Juen-Yee Lau	—	—		—	—
Zhou Jie	—	—		—	—
Tsuyoshi Kawanishi	—	5,634,877	(6)	US$0.0348-US$0.132	—
Frank Meng	—	4,471,244	(7)	US$0.0514	—
Lip-Bu Tan	—	4,634,877	(8)	US$0.0348-US$0.132	—

(1)               On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of April 1, 2013, none of these options have been exercised.

(2)               On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. 25% of these Restricted Share Units will vest on each anniversary of June 30, 2011 and will be fully vested on June 30, 2015.

(3)               On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of April 1, 2013, none of these options have been exercised.

(4)               On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. 25% of these Restricted Share Units will vest on each anniversary of the August 5, 2011, and will be fully vested on August 5, 2015. As of April 1, 2013, 25% of Dr. Chiu’s Restricted Share Units was vested and 9,320,093 Ordinary Shares were issued to him.

(5)               On May 24, 2010, each of Dr. Chen and Dr. Gao was granted options to purchase 3,145,319 Ordinary Shares at a price per share of HK$0.64. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the Directors’ service to the Board. As of April 1, 2013, none of these options have been exercised.

(6)               This comprises of (a) options granted to Mr. Kawanishi on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price per share of HK$0.77 pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of the Directors’ service to the Board, (b) options granted to Mr. Kawanishi on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price per share of HK$0.27 pursuant to the 2004 Stock Option Plan will expire on the earlier of February 17, 2019 or 120 days after termination of the Directors’ service to the Board, (c) options granted to Mr. Kawanishi on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Directors’ service to the Board, and (d) options to purchase 1,000,000 Ordinary Shares which will expire on January 14, 2014. As of April 1, 2013, none of these options have been exercised.

(7)               On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of the Director’s service to the Board. As of April 1, 2013, none of these options have been exercised.

(8)               This comprises of (a) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price per share of HK$0.77 pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of the Directors’ service to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price per share of HK$0.27 pursuant to the 2004 Stock Option Plan will expire on the earlier of February 17, 2019 or 120 days after termination of the Directors’ service to the Board, and (c) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Directors’ service to the Board. As of April 1, 2013, none of these options have been exercised.

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

The compensation committee has issued to each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan. The exercise price of the options ranges from US$0.035 to US$0.0345. The options expire between April 23, 2013 and September 11, 2022. The restricted share units expire between May 30, 2012 and September 11, 2022. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares.

2001 Stock Plan and 2001 Regulation S Stock Plan

Type of Awards. Stock options, including incentive stock options, or ISOs, or non-qualified stock options, or NSOs, under the 2001 Stock Plan, and NSOs under the 2001 Regulation S Stock Plan.

Plan Administration. The board of directors and the compensation committee administer the 2001 Stock Plan and 2001 Regulation S Stock Plan. The compensation committee selected  the  eligible persons above a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the stock options, including whether the options will be ISOs or NSOs. The non-executive option grant committee selected the eligible persons below a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of stock options within parameters established by the compensation committee and subject to compensation committee ratification. The exercise price of ISOs granted under the 2001 Stock Plan and NSOs granted to residents of California under the 2001 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our ordinary shares on the grant date. The exercise price of NSOs granted to people who are not residents of California under either our 2001 Stock Plan or our 2001 Regulation S Stock Plan can be determined by the board of directors, the compensation committee or the non-executive option grant committee in their discretion.

Terms of Awards. Stock options granted under the 2001 Stock Plan and 2001 Regulation S Stock Plan may be exercised at any time after they vest, and, in certain instances, prior to vesting. Shares purchased when an option is exercised prior to vesting are subject to our right of repurchase to the extent unvested in the event of the termination of service of the optionee. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested  portion terminates six months after a termination of service due to the death or permanent disability of the optionee or 30 days after termination of service for any other reason or such longer periods as may be provided for in option agreements with our optionees. Stock options are generally not transferable during the life of the optionee.

Acceleration of Vesting. In the event of a change of control (as defined in the plans) or a merger of our company, each outstanding stock option may be assumed or an equivalent stock option or right may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, the outstanding stock options will automatically vest and become exercisable for a period of 15 days, after which the stock options will terminate.

Termination.  The 2001 Stock Plan and 2001 Regulation S Stock Plan terminate on December4, 2013 but maybe terminated earlier by our board of directors.

As of December 31, 2012, there were 88,301,023 ordinary shares subject to outstanding stock options under the 2001 Stock Plan and the 2001 Regulation S Stock Plan. We have not issued stock options under the 2001 Stock Plan or the 2001 Regulation S Stock Plan since March 18, 2004 and our board has elected not to grant any further options under these plans.

2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan

Type of Awards. Stock options for ordinary shares, including ISO and NSOs under the 2001 Preference Shares Stock Plan and NSOs under the 2001 Regulation S Preference Shares Stock Plan.

Plan Administration. The board of directors, the compensation committee and the non-executive option grant committee administer the 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan. The compensation committee selected the eligible persons above a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the stock options, including whether the options will be ISOs or NSOs. The non-executive option grant committee selected the eligible persons below a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of stock options within parameters established by the compensation committee and subject to compensation committee ratification. The exercise price of ISOs granted under the 2001 Preference Shares Stock Plan and NSOs granted to residents of California under the 2001 Preference Shares Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our Series A convertible preference shares on the grant date. The exercise price of NSOs not granted to California residents under either our 2001 Preference Shares Stock Plan or our 2001 Regulation S Preference Shares Stock Plan can be determined by the board of directors, the compensation committee or the non-executive option grant committee in their discretion.

Terms of Awards. Stock options granted under the 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan may be exercised at any time after they vest, and, in certain instances, prior to vesting. Shares purchased when an option is exercised prior to vesting are subject to our right of repurchase to the extent unvested in the event of the termination of service of the optionee. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested portion terminates six months after a termination of service due to the death or permanent disability of the optionee or 30 days after termination of service for any other reason or such longer periods as may be provided for in option agreements with our optionees. Stock options are generally not transferable during the life of the optionee.

Acceleration of Vesting. In the event of a change of control (as defined in the plans) or a merger of our company, each outstanding stock option may be assumed or an equivalent stock option or right may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, the outstanding stock options will automatically vest and become exercisable for a period of 15 days, after which the stock options will terminate.

Termination.

As of December 31, 2012, there were 197,000 ordinary shares subject to outstanding options under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan. We have not issued stock options under the 2001 Preference Shares Stock Plan or the 2001 Regulation S Preference Shares Stock Plan since March 18, 2004, and our board has elected not to grant any further options under these plans.

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

(b)  Who may join

The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non- Employee Director”).

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

The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

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

(ii)   any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

(iii)  any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company,

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

Up and until December 31, 2012, we have not granted any purchase right under the ESPP.

Item 7.        Major Shareholders and Related Party Transactions

A.   Major Shareholders

Ordinary Shares

The following table sets forth information regarding the beneficial ownership as of April 1, 2013 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

Name of Shareholder	Number of Shares Held		Percentage of aggregate interests to total issued share capital (1)

Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”)	6,166,138,341	(2)	19.26%

China Investment Corporation	3,605,890,530	(3)	11.26%

Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	1,978,277,340	(4)	6.18%

Notes:

(1)  Based on 32,023,168,050 ordinary shares in issue as of April 1, 2013.

(2)  All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)  All such shares are held by Country Hill Limited. Country Hill Limited is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation.

(4)  This comprises of 145,008,000 held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC, and 1,833,269,340 held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Ordinary Shares held by SITPHL. As of April 1, 2013, the Company’s Director, Mr. Zhou Jie, is an executive director and a president of SIIC. He is also an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited. It is the Company’s understanding that voting and investment control over the shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

As of April 1, 2013, Taiwan Semiconductor Manufacturing Company Limited held less than 5% of our outstanding ordinary shares.

As of April 1, 2013, 32,023,168,050 ordinary shares (including 31,359,636 ADSs representing 1,597,981,800 shares) of our company were outstanding. J.P. Morgan Chase Bank, the depositary under the deposit agreement, has advised us that, as of April 1, 2013, these 31,359,636 ADSs, representing 1,597,981,800 ordinary shares, were held of record by twelve US registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

We do not believe that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.   Related Party Transactions

The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the rules and regulations promulgated pursuant to the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under IFRS.

Director Service Contracts

The Company has entered into service contracts with indemnification provisions with each of our current directors. Except for the indemnification provisions, the service contracts as stated in the preceding sentence do not provide for benefits upon termination of service or employment.

Datang Further Subscription Agreement (2011)

Pursuant to the share purchase agreement dated 6 November 2008 between us and Datang, Datang has a pre-emptive right to subscribe for a pro-rata portion of those convertible preferred shares and warrants issued to Country Hill Limited, a wholly owned subsidiary of China Investment Corporation, pursuant to the subscription agreement dated April 18, 2011 between Country Hill Limited and us in connection with its subscription of (i) 360,589,053 convertible preferred shares and (ii) warrants to subscribe for up to 72,117,810 convertible preferred shares (subject to adjustment).

On May 5, 2011, we entered into a subscription agreement with Datang whereby (i) we conditionally agreed to allot and issue to Datang Holdings (Hongkong) Investment Company Limited, or Datang Hong Kong, and Datang Hong Kong agreed to subscribe for 84,956,858 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate often ordinary shares per convertible preferred shares, which is subject to adjustment) and (ii) we would issue a warrant to Datang Hong Kong to subscribe for, in aggregate, up to 16,991,371 convertible preferred shares (assuming a full exercise of the warrant). Datang Hong Kong may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on June 4, 2012, being 12 months after the date of the completion of the issuance of convertible preferred shares and warrant to Country Hill Limited.

On September 16, 2011, 84,956,858 convertible preferred shares and the warrant were issued to Datang HongKong under the special mandate obtained from the shareholders at our extraordinary general meeting held on May 27, 2011.

On June 4, 2012, the convertible preferred shares were converted to ordinary shares and the warrants were expired without being exercised.

Please see the section entitled “Item 10.C— Additional Information— Material Contracts” for further details of the Datang Further Subscription Agreement.

Framework Agreement with Datang

On December 14, 2011, we entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd., or Datang, pursuant to which we (including our subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the Framework Agreement, are

•                  US$5.2 million for the year ending December 31, 2011,

•                  US$40 million for the year ending December 31, 2012, and

•                  US$60 million for the year ending December 31, 2013.

In arriving at the above caps, we have considered the potential level of transactions it may potentially engage in light of current market conditions of the semiconductor industry and our technological capability, having regard to the historical transaction volume of Datang and its associates with us, and our historical revenues.

The aggregate revenues generated by us from the transactions entered into pursuant to the Framework Agreement were approximately US$9.7 million for the year ended December 31, 2012, and approximately US$4.6 million for the year ended December 31, 2011.

Entrusted Loan Agreement with China Academy of Telecommunication Technology and Datang Telecom Group Finance Co.,Ltd

On November, 2012, our subsidiary SMIC Beijing entered into an entrusted loan arrangement with China Academy of Telecommunication Technology (“Lender”) and Datang Telecom Group Finance Co.,Ltd (“Arranger”), under which SMIC Beijing was provided a 180 day revolving loan in the principal amount of RMB 500 million (approximately $80 million), which is unsecured. This entrusted loan was used to finance the planned expansion for SMIC Beijing’s 12-inch fab. As of December 31, 2012, SMIC Beijing had drawn down RMB 500 million on this loan. The principal amount is repayable in May 2013. The interest rate on the loan is 5.04%.

Other Related Party Transactions

Please see Note 36 of Notes to the Consolidated Financial Statements for further information regarding the transactions between us and our related parties.

C.           Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information

A.           Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for our audited consolidated financial statements filed as a part of this annual report on Form 20-F.

See “Item4.B—Information on the Company—Business Overview—Customers and Markets” regarding the percentage of our sales which are exported from China.

Litigation

TSMC Litigation

Beginning in December 2003, we became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company Limited, or TSMC, alleging infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 30, 2005, we entered into the 2005 settlement agreement (the “2005 Settlement Agreement”), without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies and agreed to pay TSMC $175 million in installments over a period of six years.

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

4)   Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31,2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, subject to adjustment at a purchase price of HK$1.30 per share, subject to adjustment. Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and

5)   Certain remedies in the event of breach of this settlement.

Semiconductor Manufacturer Dispute Arbitration

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

Dividends and Dividend Policy

At the end of 2012, our accumulated deficit decreased to US$1,867.0 million from an accumulated deficit of US$1,889.8 million at the end of 2011. We have not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

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

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, our subsidiaries in China may only distribute dividends after they have made allowances for:

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

Item 9.  The Offer and Listing

Our ordinary shares are principally traded on the HKSE under the stock code “981.” Our ordinary shares began trading on the HKSE on March 18, 2004. Our ADSs, which began trading on the NYSE on March 17, 2004, are traded under the symbol “SMI.”

The table below sets forth the high and low closing prices on the HKSE and the NYSE for the ordinary shares and ADSs representing such ordinary shares, respectively, since March 2004 and for the most recent six months.

	Stock Exchange of Hong Kong				New York Stock Exchange(1)
	Closing price per ordinary share				Closing Price per ADS
	High Price		Low Price		High Price		Low Price
Annual

Fiscal year 2008	HK$	0.820	HK$	0.110	US$	4.980	US$	0.890

Fiscal year 2009	HK$	0.660	HK$	0.230	US$	3.880	US$	1.530

Fiscal year 2010	HK$	1.060	HK$	0.480	US$	6.670	US$	3.080

Fiscal year 2011	HK$	0.940	HK$	0.335	US$	5.780	US$	2.120

Fiscal year 2012	HK$	0.445	HK$	0.239	US$	2.860	US$	1.490

Quarterly

First Quarter 2011	HK$	0.750	HK$	0.560	US$	4.720	US$	3.590

Second Quarter 2011	HK$	0.910	HK$	0.590	US$	5.700	US$	3.720

Third Quarter 2011	HK$	0.570	HK$	0.355	US$	3.920	US$	2.120

Fourth Quarter 2011	HK$	0.445	HK$	0.360	US$	2.940	US$	2.230

First Quarter 2012	HK$	0.445	HK$	0.370	US$	2.860	US$	2.330

Second Quarter 2012	HK$	0.415	HK$	0.246	US$	2.650	US$	1.490

Third Quarter 2012	HK$	0.315	HK$	0.239	US$	1.960	US$	1.490

Fourth Quarter 2012	HK$	0.390	HK$	0.290	US$	2.550	US$	1.760

First Quarter 2013	HK$	0.520	HK$	0.40	US$	3.370	US$	2.560

Monthly

October 2012	HK$	0.320	HK$	0.290	US$	2.030	US$	1.760

November 2012	HK$	0.380	HK$	0.310	US$	2.410	US$	1.940

December 2012	HK$	0.390	HK$	0.365	US$	2.550	US$	2.250

January 2013	HK$	0.500	HK$	0.400	US$	3.230	US$	2.610

February 2013	HK$	0.520	HK$	0.410	US$	3.190	US$	2.630

March 2013	HK$	0.490	HK$	0.435	US$	3.080	US$	2.710

April 2013 (through April 8)	HK$	0.480	HK$	0.455	US$	3.030	US$	2.880

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

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issue to Datang Hong Kong on September 16, 2011 are set forth below:

2011	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
March 1	HK$	0.620	US$	3.860

April 1	HK$	0.610	US$	3.890

May 3	HK$	0.770	US$	4.790

June 1	HK$	0.650	US$	4.050

July 4	Suspended		Suspended

August 1	HK$	0.475	US$	2.970

(1) Each ADS represents 50 ordinary shares

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement on May 5, 2011 of the pre-emptive issue to Datang Hong Kong are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
May 4, 2011	HK$	0.740	US$	4.610

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on April 8, 2013 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
April 8,2013	HK$	0.455	US$	2.91

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

•                  Conversion right: The holders of the convertible preferred shares will have the right at any time to convert (in whole or in part) their convertible preferred shares into fully paid ordinary shares at the conversion rate of ten ordinary shares per convertible preferred share (which shall be for a minimum amount of 70,000,000 convertible preferred shares or, if less than 70,000,000 convertible preferred shares are then held by CIC, all of such Convertible preferred shares). The holders of the convertible preferred shares are not required to pay any amount for conversion of their convertible preferred shares into ordinary shares. The ordinary shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other ordinary shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching there to upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

•                  Mandatory Conversion Date: The convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on June 4, 2012 as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date. As a result of this provision, the convertible preferred shares held by Country Hill Limited were converted into 3,605,890,530 of our ordinary shares on June 4, 2012.

•                  Adjustment to Conversion Rate: The initial conversion rate of ten ordinary shares per convertible preferred share was subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalization of profits or reserves, consolidations, sub-divisions and re- classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights. In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s)of subscription for, any ordinary share, the conversion rate in force immediately before such issue was adjusted to compensate the holders of convertible preferred share by reference to the lowest of:

(a)         the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);

(b)        the amount which represents:

(1)         in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;

(2)         in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):

(i)             in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for ordinary shares;

(ii)          in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into ordinary shares; or

(iii)       in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive ordinary shares; and

(3)         in respect of any other issue of our ordinary shares, the relevant issue price for an ordinary share under that issue;

(c)         the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:

(1)         ten consecutive trading days immediately after the date on which the relevant issue is announced;

(2)         in the case of a rights issue, ten consecutive trading days immediately after the ex- rights date; or

(3)         if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

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

•                  Right to Nominate one member of the Board. Country Hill Limited will have the right to nominate one member of our board of directors, or CIC Nominee, provided that: (i) the nomination and appointment of the CIC Nominee is considered by the board of directors (excluding CIC Nominee) to be in the best interest of us and our shareholders as a whole; and(ii) the CIC Nominee has passed our conflict and background check in accordance with common and usual standards and policies generally applicable to the appointment and nomination of a director of ours. We will use all reasonable efforts to give effect to the appointment of the CIC Nominee to our board of directors as soon as practicable after the completion of the subscription by Country Hill Limited which took place on June 3, 2011, and no later than 31 August 2011.

•                  Lock-up Undertaking. Country Hill Limited will be restricted from selling, or transferring the CIC Initial Preferred Shares, any convertible preferred shares issued upon the exercise of the CIC Warrants and any additional convertible preferred shares or warrants subscribed for a period of 2 years from convertible preferred shares, except that Country Hill Limited may transfer any convertible preferred shares or ordinary shares to any wholly- owned subsidiaries of CIC. The lock-up undertaking will cease to apply where any of  the  following  members  of  our senior management, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with us within a period of (2) years commencing from June 3, 2011, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

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

•                  Consideration. The CIC Warrants are issued as part of CIC’s subscription.

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

•                  Warrant Preferred Shares. The convertible preferred shares issuable upon exercise of the CIC Warrant will not be adjusted but will bear a conversion rate for conversion into ordinary shares that may be adjusted as described in the paragraph ‘‘Terms of the convertible preferred shares — Adjustment to Conversion Rate’’ above. The convertible preferred shares issuable upon exercise of the CIC Warrant will entitle the holders thereof to receive notice of, attend and vote at any meeting of our members. Each such convertible preferred share will confer on its holder such number of voting rights as if such share had been converted into ordinary shares.

•                  Transferability. Save as to transfers to any wholly-owned subsidiary of CIC, the CIC Warrant is not transferable without our prior written approval.

•                  No Listing of the CIC Warrant. No application will be made for a listing of the CIC Warrant on The Stock Exchange of Hong Kong Limited or any other stock exchange.

Datang Further Subscription Agreement (2011)

On May 5, 2011, we entered into a subscription agreement, or the Datang Further Subscription Agreement with Datang Hong Kong, whereby we have conditionally agreed to allot and issue to Datang Hong Kong, and Datang Hong Kong has conditionally agreed to subscribe for (i) 84,956,858 convertible preferred shares at a subscription price of HK$5.39 per share and(ii) a warrant to subscribe for up to16,991,371 convertible preferred shares (subject to adjustment) at an exercise price of HK$5.39 share pursuant to Datang’s exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the subscription of convertible preferred shares and warrant by Country Hill Limited, or the CIC Subscription, on the same terms and conditions as reasonably practicable as the CIC Subscription, taking into account the fact that Datang is already an existing shareholder of ours. The issue of the above referenced convertible preferred shares and warrant is conditional on, among other things, obtaining the approval of our independent shareholders and necessary governmental approvals. We have obtained independent shareholders’ approval at our extraordinary general meeting held on May 27, 2011.

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

•                  Mandatory Conversion Date. The convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on the day immediately following the expiry of twelve months commencing from the completion date of the subscription the convertible preferred shares issued pursuant to the Datang Further Subscription Agreement as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date. As a result of this provision, the convertible preferred shares of Datang Hong Kong were converted into 849,568,580 of our ordinary shares on June 4, 2012.

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

•                  Lock-up Undertaking. Datang will be restricted from selling, or transferring the convertible preferred shares issued pursuant to the Datang Further Subscription Agreement, any convertible preferred shares issued upon the exercise of the warrant issued pursuant to the Datang Further Subscription Agreement and any additional convertible preferred shares or Warrant subscribed for a period of 2 years from the completion date for the subscription of the above referenced securities, or Datang Closing, except that Datang may transfer any convertible preference shares or ordinary shares to a permitted transferee. The lock-up undertaking will cease to apply where any of the following members of our senior management, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with us within a period of two (2) years commencing from the Datang Closing date, except where they ceased their employment as a result of misconduct, or as a result of health conditions..

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

•                  Completion of the Datang Further Subscription. The completion took place on September 16, 2011.

•                  Datang Warrant Agreement. The warrant agreement was entered into between us as the issuer and Datang as the subscriber of the warrant to subscribe for 16,991,371 convertible preferred shares on September 16, 2011, pursuant to the Datang Further Subscription Agreement. Major terms of this warrant agreement are as below:

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

•                  Exercise Price. The exercise price is HK$ 5.39 per convertible preferred share, which is equivalent to the subscription price for the convertible preferred shares issued pursuant to the Datang Further Subscription Agreement and is reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred share).

•                  Adjustment of Exercise Price. No adjustment will be made to the exercise price of the warrant nor the number of convertible preferred shares issuable upon exercise of such warrant.

•                  Datang Warrant Preferred Shares. The convertible preferred shares issuable upon exercise of the warrant will not be adjusted but will bear a conversion rate for conversion into ordinary shares that may be adjusted as described in the paragraph ‘‘Terms of the convertible preferred shares—Adjustment to Conversion Rate’’ above. The convertible preferred shares issuable upon exercise of the warrant will entitle the holders thereof to receive notice of, attend and vote at any meeting of our members. Each such convertible preferred share will confer on its holder such number of voting rights as if such convertible preferred share had been converted into ordinary shares.

•                  Transferability. Save as to transfers to any wholly-owned subsidiary of Datang, the warrant is not transferable without our prior written approval.

•                  No Listing of the Datang Warrant. No application will be made for a listing of the warrant on The Stock Exchange of Hong Kong Limited or any other stock exchange

Joint Venture Agreement and JV Memorandum with Hubei Science & Technology Investment Group Co., Ltd.

On May 12, 2011, we entered into a joint venture agreement and a memorandum with Hubei Science & Technology Investment Group Co., Ltd., or Hubei Science & Technology, a company incorporated in the PRC and wholly-owned by the Wuhan East Lake Hi-Tech Development Zone Administrative Committee, to invest in and manage Wuhan Xinxin Semiconductor Manufacturing Corporation’s (“Wuhan Xinxin”) 12-inch wafer production line, or the Wuhan JV Agreement,.

Pursuant to the Wuhan JV Agreement, the parties shall establish Semiconductor Manufacturing International (Wuhan) Corp., a joint venture company to be established in Wuhan, Hubei Province, the PRC, or the Wuhan JV Company, for the purpose of further developing 12-inch wafer production facilities and implementing advanced technologies for the manufacturing of integrated circuits. Under the Wuhan JV Agreement, we and Hubei Science & Technology shall contribute 66.66% and 33.34%, respectively, of the registered capital of the Wuhan JV Company.

In April 2012, we had announced that we anticipated that the formation of the Wuhan JV Company would be delayed until the first half of 2013. We currently expect that the formation of any business collaboration with Hubei Science & Technology will be further delayed due to changing market conditions in China and the current status of the global economy. Both we and Hubei Science & Technology require additional time to analyze strategies and collaboration direction, aiming to optimize the potential interests of both parties. Furthermore, after having undergone a transition period in transferring responsibility to Wuhan Xinxin, we no longer manage and operate Wuhan Xinxin’s 12-inch fab.

Other Contracts

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

SMIC Residential Area Development Project Cooperative Framework Agreement

On November, 18, 2011, SMIC Shanghai signed an agreement with CIC Development Company or CIC Development, pursuant to which we agreed with CIC Development to set up a joint venture called SMIC Development Investment Company, which was later renamed ZhongxinXiecheng Investment (Bejing) Company or ZhongxinXiecheng. The business scope of ZhongxinXiecheng is to develop several pieces of land owned by SMIC into residential areas for our employees. Under the agreement, the joint venture will be run and managed by CIC Development which intends to sell the residential units with priority to our employees and then to the outside market.

CIC Development is an indirect, 60%-owned subsidiary of China Investment Corporation whose wholly owned subsidiary, Country Hill Limited, in turn owns 11% of our shares. We do not consider CIC Development a related party.

Yizhuang Residential Project Investment and Development Agreement

On June 15, 2012, SMIC Beijing, SMIC Shanghai, ZhongxinXiecheng, and CIC Development entered into a cooperation agreement to jointly develop the SMIC Beijing Yizhuang residential area. The agreement covers development, construction management and other matters pertaining to Phase 2 of SMIC Beijing residential area and SMIC Private School Beijing Phase 2.

Under the agreement, ZhongxinXiecheng, the joint-venture formed by and between SMIC Shanghai and CIC Development, is fully responsible for the investment planning, development, and construction of both the residential area and the school projects. ZhongxinXiecheng is also responsible for the day-to-day operations under the project management framework agreement. Pursuant to the agreement, profits derived from the residential area development project will be distributed between the parties.

SMIC Beijing Phase 2 Project Cooperative Framework Agreement

On May 15, 2012, SMIC Beijing, Beijing Economic-Technological Development Area Management Committee (BDAC), and Beijing Municipal Commission of Economy and Information Technology (BJEIT) entered into a non-legally binding Cooperation Framework Agreement. Pursuant to the Cooperation Framework Agreement, BJEIT, BDAC and SMIC Beijing proposes the establishment of the BJ Joint Venture in the PRC with respect to the production of 45-20 nanometer integrated circuits with a goal of achieving eventual production capacity of about 70,000 12-inch wafers per month or the BJ Phase 2 Project.

BJEIT, BDAC and SMIC Beijing have agreed to negotiate in good faith with a view towards entering into a definitive agreement in respect of the proposed establishment of the BJ Joint Venture.

Land Lease Agreement

On September 12, 2012, SMIC Beijing signed an agreement with Beijing Bodaxin Development and Construction Co., Ltd. (BDC) to lease land on which the fab for the BJ Phase 2 Project would be developed.

According to the agreement, BDC will make a one-time payment to SMIC Beijing of RMB 394,000 (approximately US$63,246) for the lease. The term of the lease expires on June 30, 2013.

SMIC Beijing Phase 2 Project Fab Construction Framework Agreement

On October 15, 2012, SMIC Beijing signed an agreement with BDC, pursuant to which BDC will be responsible for the development of the fab for the BJ Phase 2 Project. BDC will contribute US$ 340 million for the development and all costs in the development of the fab will be borne by BDC.

D.           Exchange Controls

We receive government subsidies and a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 12.3% of our sales for the year ended December, 31, 2011 and approximately 13.9% of our sales for the year ended December, 31, 2012 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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

Distributions on ADSs or Ordinary Shares. Subject to the discussion under “-Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•                  a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•                  a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States but does not include an otherwise qualified corporation that is a passive foreign investment company. We believe that we will be a qualified foreign corporation for so long as we are not a passive foreign investment company and the ordinary shares or ADSs are considered to be readily tradable on an established securities market within the United States. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market within the United States. Our status as a qualified foreign corporation, however, may change.

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares. Subject to the discussion under “- Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal  to  the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s tax basis in an ADS or an ordinary share will be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Medicare Tax. US Holders who are individuals, estates or trusts may be required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains.

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2012. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2013 and do not expect to become one in the future, although this may change.

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

A U.S. Holder is urged to consult its own tax advisors concerning the availability of making a mark-to- market election or a qualified electing fund election and the U.S. federal income tax consequences of holding the ADSs or ordinary shares if we are deemed to be a passive foreign investment company in any taxable year.

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

Cayman Islands Taxation

The following summary constitutes the opinion of Conyers Dill & Pearman (Cayman) Limited to the material Cayman Islands tax consequences of acquiring, owning, and transferring our ADSs and ordinary shares.

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

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2012, we had outstanding foreign currency forward exchange contracts with notional amounts of US$82.8 million. As of December 31, 2012, the fair value of foreign currency forward exchange contracts was approximately a gain of US$0.05 million, which is recorded in other income and other current assets.

We do not enter into foreign currency exchange contracts for speculative purposes. See “Item 3.D— Key Information— Risk Factors—Risks Related to Our Financial Condition and Business-Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” and “Item 3.D—Key Information— Risk Factors—Risks Related to Conducting Operations in China-Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.”

	As of December 31, 2012 (in US$ thousands)
	Notional Amount 2012	Fair Value

Forward Exchange Agreement

(Receive RMB/Pay US$)

Contract Amount	82,810	52

(Receive EUR/Pay US$)

Contract Amount	—	—

Total Contract Amount	82,810	52

Cross Currency Swap Fluctuation Risk

On December 15, 2005, we entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. We were primarily exposed to changes in the exchange rate for the Euro.

To minimize the risk, we entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign- currency denominated loans. The cross currency swap contract did not qualify for hedge accounting in accordance with IFRS.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we had separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with IFRS.

As of December 31, 2012, we had no outstanding cross currency swap contracts. Notional amounts of US$3.7 million outstanding as of December 31, 2011 were settled in May 2012. A realized foreign exchange loss of US$0.5 million was recorded for 2012.

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as of December 31, 2012. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to People’s Bank of China (PBOC) RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	2013	2014
	(Forecast)
	(in US$ thousands, except percentages)

US$ denominated

Average balance	618,595	397,976

Average interest rate	5.17%	5.35%

RMB denominated

Average balance	18,669	—

Average interest rate	6.65%	—

Weighted average forward interest rate	5.21%	5.35%

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

$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	$0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities	Such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities

(d) Withdrawing an underlying security	Each person surrendering ADSs for withdrawal of Deposited Securities	$5.00 for each 100 ADSs (or portion thereof) surrendered.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADR

(f) General depositary services, particularly those charged on an annual basis	Not applicable	Not applicable

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

DIRECT PAYMENTS

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR Program and incurred by us in connection with the program. In the year ended 2012, the total reimbursed amount was US$388,015.04 among which US$208,176.47 was for investor relations, US$76,467.45 was for legal service fees, US$38,098.00 was for NYSE annual listing fees, US$58,232.78 was for equity incentive plan share registration fees, and US$7,040.35 was for broker reimbursement. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

INDIRECT PAYMENTS

As part of its service to us, J.P. Morgan has agreed to waive US$120,000 annually for on-going ADR program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2012.

Amount Waived or Paid for Fiscal
Year Ended December 31, 2012

Category of Expenses

Third-party expenses paid directly	$—

Fees waived	$120,000

Part II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Report By Management On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2012, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by our independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in its report (See F-3).

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics which is applicable to all of our employees, including our Chief Executive Officer, Chief Financial, and any other persons performing similar functions.

Our Code of Business Conduct and Ethics is available, free of charge, to any person who sends a request for a paper copy to us at Semiconductor Manufacturing International Corporation, 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, Attention: Investor Relations.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2011 and December 31, 2012.

	2011		2012

Audit Fees	US $	1,250,000	US $	1,442,290

Total	US $	1,250,000	US $	1,442,290

Audit fees consist of the standard work associated with the statutory audit as well as audit of our annual financial statements including the review of our quarterly financial results and filings with the Securities and Exchange Commission, Hong Kong Stock Exchange and other regulators.

Audit fees also include services relating to our compliance with the requirements of the Sarbanes- Oxley Act and services relating to our resolution of SEC related comments.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Pursuant to the terms of our 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan recipients of stock options to purchase our ordinary shares are entitled to early exercise their options, subject to our right of repurchase. When employees, directors, or service providers who have early exercised their options terminate their employment with us, we may repurchase the unvested shares subject to the option, at a price which is the lower of the exercise price of the option and the fair market value of our ordinary shares as of the date of repurchase. We have not repurchased any of our outstanding capital stock during 2012.

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

•                  We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

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

See pages F-1 to F-92

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

Exhibit 4.3                                 Form  of  Indemnification  Agreement,  as  adopted  at  the  Registrant’s  annual  general meeting of shareholders on May 6, 2005(2)

Exhibit 4.4                                 Form of Service Contract between the Company and each of its executive directors

Exhibit 4.5                                 Form of Service Contract between the Company and each of its non-executive directors and independent non-executive directors

Exhibit 4.6                                 English language summary of Chinese language Syndicate Loan Agreement dated June 8, 2006, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank (3)

Exhibit 4.7                                 Share Purchase Agreement, dated November 6, 2008, by and between the Company and Datang Telecom Technology & Industry Holdings Limited Co., Ltd.(4)

Exhibit 4.8                                 English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (5)

Exhibit 4.9                                 Settlement Agreement dated November 9, 2009 by and between the Company and Taiwan Semiconductor Manufacturing Corporation, Ltd., including Share and Warrant Agreements(6)

Exhibit 4.10                          Placing Agreement dated July 8, 2010 by and between the Company as the Issuer and J.P. Morgan (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as placing agents (7)

Exhibit 4.11                          Subscription Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. dated August 16, 2010 (7)

Exhibit 4.12                          Subscription Agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation dated April 18, 2011 (7)

Exhibit 4.13                          Share Subscription Agreement with Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., dated May 5, 2011 (7)

Exhibit 4.14                          English language translation of Chinese language Joint Venture Agreement and Joint Venture Memorandum dated May 12, 2011, between Semiconductor Manufacturing International Corporation and Hubei Science & Technology Investment Group Co., Ltd.(7)

Exhibit 4.15                          English language summary  of  Chinese  language  Syndicate  Loan  Agreement  dated March 21, 2012, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Construction  Bank,  Shanghai  Pudong  Development  Bank, Cathay United Bank, Bank Sinopac, Taishin International Bank, EnTie Commercial Bank, Ta Chong Bank

Exhibit 4.16                          English language summary of  Chinese  language  Syndicate  Loan  Agreement  dated March 23, 2012, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank,, The Export-Import Bank Of China, China Construction Bank, Bank of Shanghai, Bank of Beijing

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

(6)                     Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2009, filed June 29, 2010.

(7)                     Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2010, filed June 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: April 15, 2013	By:	/s/ Dr. Tzu-Yin Chiu

Name: Dr. Tzu-Yin Chiu
Title: Chief Executive Officer and Executive Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the  Committee  of  Sponsoring Organizations of the Treadway Commission and our report dated  March  25,  2013  expressed  an  unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong

March 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our  responsibility  is  to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control  over  financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012, of the Company and our report dated March 25, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong

March 25, 2013

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31
	Notes	2012	2011
Continuing operations
Revenue	6	1,701,598	1,319,466
Cost of sales		(1,352,835)	(1,217,525)
Gross profit		348,763	101,941
Research and development		(193,569)	(191,473)
Sales and marketing expenses		(31,485)	(32,559)
General and administration expenses		(107,313)	(57,435)
Impairment loss on property, plant and equipment		—	(17,691)
Finance costs	9	(39,460)	(21,903)
Interest income		5,390	4,724
Other income		6,190	13,718
Other gains or losses	8	23,220	17,081
Share of profits of associates		1,703	4,479
Profit (loss) before tax		13,439	(179,118)
Income tax benefit (expense)	10	9,102	(82,503)
Profit (loss) for the year from continuing operations	11	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	12	—	14,741
Profit (loss) for the year		22,541	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		70	4,938
Total comprehensive income (expense) for the year		22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company		22,771	(246,817)
Non-controlling interest		(230)	(63)
		22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		22,841	(241,879)
Non-controlling interests		(230)	(63)
		22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	15	$0.00	$(0.01)
Diluted	15	$0.00	$(0.01)
From continuing operations
Basic	15	$0.00	$(0.01)
Diluted	15	$0.00	$(0.01)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/12	12/31/11	1/1/11
Assets
Non-current assets
Property, plant and equipment	17	2,385,435	2,516,578	2,351,863
Prepaid Land use right		73,962	77,231	78,798
Intangible assets	18	235,378	179,279	173,821
Investments in associates	20	21,636	15,856	7,665
Deferred tax assets	10	43,380	31,787	112,688
Other assets	22	43,382	45,685	2,393
Total non-current assets		2,803,173	2,866,416	2,727,228
Current assets
Inventories	23	295,728	207,308	213,404
Prepaid operating expenses		46,986	52,805	17,705
Trade and other receivables	24	328,211	200,905	264,048
Other financial assets	21	18,730	1,973	3,149
Restricted cash	25	217,603	136,907	161,350
Cash and bank balances		358,490	261,615	515,808
		1,265,748	861,513	1,175,464
Assets classified as held-for-sale	16	4,239	—	—
Total current assets		1,269,987	861,513	1,175,464
Total assets		4,073,160	3,727,929	3,902,692
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,000,139,623, 27,487,676,065, and 27,334,063,747 shares issued and outstanding at December 31, 2012, 2011 and 2010, respectively	26	12,800	10,995	10,934
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, 445,545,911 shares and nil issued and outstanding at December 31, 2012, 2011 and 2010, respectively	26	—	178	—
Share premium	26	4,083,588	4,082,135	3,762,146
Reserves	27	46,148	41,315	39,447
Accumulated deficit	28	(1,867,036)	(1,889,807)	(1,642,990)
Equity attributable to owners of the Company		2,275,500	2,244,816	2,169,537
Non-controlling interests		952	1,182	1,245
Total equity		2,276,452	2,245,998	2,170,782

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	12/31/12	12/31/11	1/1/11
Non-current liabilities
Borrowings	29	528,612	72,361	178,596
Deferred tax liabilities	10	440	1,333	1,094
Deferred government grant		150,347	125,335	49,143
Promissory notes	31	—	28,560	56,327
Long-term financial liabilities		4,223	3,018	37,759
Other liabilities		5,000	—	9,646
Total non-current liabilities		688,622	230,607	332,565
Current liabilities
Trade and other payables	30	423,952	375,748	614,055
Borrowings	29	567,803	798,782	705,514
Accrued liabilities		84,611	45,674	45,357
Promissory notes	31	29,374	29,374	29,374
Other financial liabilities	32	25	1,683	3,152
Current tax liabilities	10	2,321	63	1,893
Total current liabilities		1,108,086	1,251,324	1,399,345
Total liabilities		1,796,708	1,481,931	1,731,910
Total equity and liabilities		4,073,160	3,727,929	3,902,692

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In USD’000)

	Ordinary Shares	Convertible preferred shares	Share premium	Equity-settled employee benefits reserve	Foreign currency translation reserve	Accumulated deficit	Attributable to owners of the Company	Non- controlling interest	Total Equity
		(Note 26)	(Note 26)	(Note 27)	(Note 27)	(Note 28)
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	(1,642,990)	2,169,537	1,245	2,170,782
Loss for the year	—	—	—	—	—	(246,817)	(246,817)	(63)	(246,880)
Other comprehensive income for the year	—	—	—	—	4,938	—	4,938	—	4,938
Total comprehensive income for the year	—	—	—	—	4,938	(246,817)	(241,879)	(63)	(241,942)
Exercise of stock options	61	—	11,870	(8,406)	—	—	3,525	—	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	308,297	—	308,297
Share-based compensation	—	—	—	5,336	—	—	5,336	—	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	3,846	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	669	—	669
Exercise convertible preferred shares	1,782	(178)	(1,604)	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	7,174	—	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	(1,867,036)	2,275,500	952	2,276,452

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD’000)

	For the year ended December 31
	2012	2011
Operating activities:
Profit (loss) for the year	22,541	(246,880)
Adjustments for:
Income tax (benefit) expenses	(9,102)	82,503
Forgiveness of payables	—	(19,011)
Gain on disposition of discontinued operation, net of taxes	—	(17,103)
Amortization of intangible assets and land use right	35,076	33,017
Depreciation of property, plant and equipment	531,823	518,840
Impairment loss of property, plant and equipment	—	17,691
Expense recognized in respect of equity-settled share-based payments	7,174	5,336
Finance cost	39,460	21,903
(Gain) loss on disposal of property, plant and equipment	(19,325)	508
Interest income recognized in profit or loss	(5,390)	(4,724)
Bad debt allowance on trade receivables	4,615	551
Impairment loss recognized on Inventory	4,851	6,473
Net loss (gain) arising on financial assets at fair value through profit or loss	861	(244)
Net gain arising on financial liabilities at fair value through profit or loss	(1,659)	(1,469)
Reversal of bad debt allowance on trade receivables	(2,095)	(6,400)
Share of profit of associates	(1,703)	(4,479)
Other non-cash expense	635	556
Operating cash flows before movements in working capital:	607,762	387,068
(Increase) decrease in trade and other receivables	(112,410)	73,069
Increase in inventories	(93,270)	(5,587)
Increase in restricted cash relating to operating activities	(15,406)	(60,221)
Decrease (increase) in prepaid operating expenses	7,791	(41,190)
Increase in other assets	(937)	(9,897)
Increase in trade and other payables	22,942	902
Increase in deferred government grant	25,010	76,193
Increase in accrued liabilities	36,951	5,911
Decrease in other liabilities	—	(9,646)
Cash generated from operations	478,433	416,602
Interest paid	(47,532)	(38,765)
Interest received	5,390	4,724
Income taxes paid	(1,125)	(3,193)
Net cash from operating activities	435,166	379,368

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD’000)

	For the year ended December 31
	2012	2011
Investing activities
Payments to acquire financial assets	(43,638)	(40,350)
Proceeds on sale of financial assets	26,019	45,093
Payments for property, plant and equipment	(400,291)	(931,574)
Proceeds from government subsidy to purchase plant and equipment	—	1,967
Proceeds from disposal of property, plant and equipment and intangible assets	37,288	4,421
Payments for intangible assets	(76,366)	(31,185)
Payments to acquire long-term investment	—	(1,000)
Amounts advanced to proposed joint ventures	—	(31,816)
Change in restricted cash relating to investing activities	(65,289)	84,316
Net cash outflow from disposition of discontinued operation	—	(3,513)
Net cash used in investing activities	(522,277)	(903,641)
Financing activities
Proceeds from issuance of convertible preferred shares	—	308,297
Proceeds from borrowings	1,541,480	1,326,351
Repayment of borrowings	(1,328,048)	(1,339,318)
Proceeds from exercise of employee stock options	669	3,525
Repayment of promissory notes	(30,000)	(30,000)
Net cash from financing activities	184,101	268,855
Net increase (decrease) in cash and cash equivalents	96,990	(255,418)
Cash and cash equivalents at the beginning of the year	261,615	515,808
Effects of exchange rate changes on the balance of cash held in foreign currencies	(115)	1,225
Cash and bank balance at the end of the year	358,490	261,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                   General information

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

2.                   Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs)

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first annual financial statements issued under IFRS. Prior to 2012, the Company prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“US GAAP”). The Company has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards” to transition from US GAAP to IFRS.

The preparation of the consolidated financial statements resulted in different accounting policies adopted as compared to those disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2011, prepared under US GAAP. A summary of the significant changes to the Company’s accounting policies, along with reconciliations presenting the impact of the transition to IFRS as at January 1, 2011 and as at December 31, 2011 and for the year ended December 31, 2011, are disclosed in Note 4. A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                   Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Basis of preparation (continued)

In addition, the Company has applied the amendments to IAS 1 Presentation of Items of Other Comprehensive Income in advance of the effective date (annual periods beginning on or after July 1, 2012). The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed the ‘statement of profit or loss and other comprehensive income’ and the ‘income statement’ is renamed the ‘statement of profit or loss’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis — the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                   Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRSs	Annual Improvements to IFRSs 2009—2011 Cycle[1]
Amendments to IFRS 1	Government Loans[1]
Amendments to IFRS 7	Disclosures — Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[2]
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance[1]
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[3]
IFRS 9	Financial Instruments[2]
IFRS 10	Consolidated Financial Statements[1]
IFRS 11	Joint Arrangements[1]
IFRS 12	Disclosure of Interests in Other Entities[1]
IFRS 13	Fair Value Measurement[1]
IAS 19 (Revised 2011)	Employee Benefits[1]
IAS 27 (Revised 2011)	Separate Financial Statements[1]
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures[1]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[3]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[1]

1       Effective for annual periods beginning on or after January 1, 2013

2       Effective for annual periods beginning on or after January 1, 2015

3       Effective for annual periods beginning on or after January 1, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                   Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•                  All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                  With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets (e.g. the Company’s equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                   Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five Standards consolidation, joint arrangements, associates and disclosures issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five Standards are described below

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation — Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

These five standards together with the amendments regarding the transition guidance are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted provided all of these standards are applied at the same time. The Company anticipates that the application of these five standards will not have a significant impact on amounts reported in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                   Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRS literature require or permit fair value measurements and disclosures about fair value measurements, except on specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company anticipates that the application of the new standard may not have significant impact to the amounts reported in the financial statements, but may result in more extensive disclosure.

Amendments to IFRS7 and IAS32 Offsetting Financial Assets and Financial Liabilities and the related disclosures

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. However, the amendments to IAS 32 are not effective until annual periods beginning on or after January 1, 2014, with retrospective application required.

The Company anticipates that the application of these amendments to IAS32 and IFRS7 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Tax. The Company anticipates that the amendments to IAS 32 will have no effect on the Company’s consolidated financial statements as the Company has already adapted this treatment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US’000), except when otherwise indicated.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies in line with those used by other members of the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein.

Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. The financial statements of associates used for equity accounting purposes are prepared using uniform accounting policies as those of the Company for like transactions and events in similar circumstances. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Investments in associates (continued)

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value an initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a group entity transacts with its associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•                       the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                       the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                       the amount of revenue can be measured reliably;

•                       it is probable that the economic benefits associated with the transaction will flow to the Company; and

•                       the costs incurred or to be incurred in respect of the transaction can be measured reliably.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Revenue recognition (continued)

Sale of goods (continued)

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

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed; 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Foreign currencies (continued)

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re- attributed to non-controlling interests and are not recognized in profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan based on a range of 20% to 22% of the monthly basic salary of current employees. The costs are recognized in profit or loss when incurred. Employees are required to make contributions equivalent to 6% to 8% of their basic salary.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 33.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Taxation (continued)

Current and deferred tax are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met.

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years

Prepaid land use right

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government subsidies for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities are presented as investing activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL) and ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•                  it has been acquired principally for the purpose of selling in the near term; or

•                  it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•                  it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Financial assets (continued)

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

The Company has AFS equity investments totaled at $3.8 million as of December 31, 2012 and 2011, respectively, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and therefore has been measured at cost less any identified impairment losses at the end of each reporting period. The AFS equity investment is recorded in other assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•                  significant financial difficulty of the issuer or counterparty; or

•                  breach of contract, such as a default or delinquency in interest or principal payments; or

•                  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                   Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 35.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables and promissory notes) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of aIIocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 35.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS

The Company is dual listed in New York Stock Exchange and Hong Kong Stock Exchange. In order to improve comparability with peers within semiconductor industry and reduce the cost of financial reporting under different accounting framework, the Company started to prepare financials statements in accordance with IFRS for the year ended December 31, 2012. As disclosed in Note 1, these consolidated financial statements represent the Company’s initial presentation of the financial results of operations and financial position under IFRS for the year ended December 31, 2012. As a result, these consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”. Previously, the Company prepared its annual consolidated financial statements in accordance with US GAAP.

IFRS 1 requires the presentation of comparative information as at January 1, 2011 the transition date and subsequent comparative period as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs. The significant exemption applied under IFRS 1 in preparing these consolidated financial statements and the significant differences between the Company’s accounting policy under US GAAP and those applied by the Company under IFRS are discussed below.

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

•                        IFRS 2 Share-based Payment has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2011.

•                        The Company has designated unquoted equity instruments held at January 1, 2011 as available- for-sale investments.

Estimates

The estimates at January 1, 2011 and at December 31, 2011 are consistent with those made for the same dates in accordance with U.S. GAAP .

The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at January 1, 2011, the date of transition to IFRS and as of December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at January 1, 2011 (date of transition to IFRS)

			Effect of	IFRS as at
			Transition to	January 1,
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment		2,351,863	—	2,351,863
Prepaid Land use right		78,798	—	78,798
Intangible assets		173,821	—	173,821
Investments in associates*		7,665	—	7,665
Deferred tax assets	E	112,688	—	112,688
Other assets*		2,393	—	2,393
Total non-current assets		2,727,228	—	2,727,228
Current assets
Inventories		213,404	—	213,404
Prepaid operating expenses*		17,705	—	17,705
Trade and other receivables*		264,048	—	264,048
Other financial assets*		3,149	—	3,149
Restricted cash		161,350	—	161,350
Cash and bank balances		515,808	—	515,808
Total current assets		1,175,464	—	1,175,464
Total assets		3,902,692	—	3,902,692

*                         US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at January 1, 2011 (date of transition to IFRS)

	Notes	U.S. GAAP	Effect of Transition to IFRSs	IFRS as at January 1, 2011
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares		10,934	—	10,934
Share premium	B, D	3,858,642	(96,496)	3,762,146
Reserves	D	(1,092)	40,539	39,447
Accumulated deficit	B	(1,698,947)	55,957	(1,642,990)
Equity attributable to owners of the Company		2,169,537	—	2,169,537
Non-controlling interests	C	39,004	(37,759)	1,245
Total equity		2,208,541	(37,759)	2,170,782
Non-current liabilities
Borrowings		178,596	—	178,596
Deferred tax liabilities		1,094	—	1,094
Deferred government grant		49,143	—	49,143
Promissory notes		56,327	—	56,327
Long-term financial liabilities	C	—	37,759	37,759
Other liabilities		9,646	—	9,646
Total non-current liabilities		294,806	37,759	332,565
Current liabilities
Trade and other payables*		614,055	—	614,055
Borrowings*		705,514	—	705,514
Accrued liabilities*		45,357	—	45,357
Promissory notes		29,374	—	29,374
Other financial liabilities*		3,152	—	3,152
Current tax liabilities		1,893	—	1,893
Total current liabilities		1,399,345	—	1,399,345
Total liabilities		1,694,151	37,759	1,731,910
Total equity and liabilities		3,902,692	—	3,902,692

*                         US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at December 31, 2011

	Notes	U.S. GAAP	Effect of transition to IFRSs	IFRS as at December 31 2011
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment		2,516,578	—	2,516,578
Prepaid Land use right		77,231	—	77,231
Intangible assets		179,279	—	179,279
Investments in associates*		15,856	—	15,856
Deferred tax assets	E	31,787	—	31,787
Other assets*		45,685	—	45,685
Total non-current assets		2,866,416	—	2,866,416
Current assets
Inventories		207,308	—	207,308
Prepaid operating expenses*		52,805	—	52,805
Trade and other receivables*		200,905	—	200,905
Other financial assets*		1,973	—	1,973
Restricted cash		136,907	—	136,907
Cash and bank balances		261,615	—	261,615
Total current assets		861,513	—	861,513
Total assets		3,727,929	—	3,727,929

*                         US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at December 31, 2011 (continued)

	Notes	U.S. GAAP	Effect of transition to IFRSs	IFRS as at December 31, 2011
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares		10,995	—	10,995
Convertible Preferance shares		178	—	178
Share premium	B, D	4,240,530	(158,395)	4,082,135
Reserves	D	3,846	37,469	41,315
Accumulated deficit	B	(2,010,733)	120,926	(1,889,807)
Equity attributable to owners of the Company		2,244,816	—	2,244,816
Non-controlling interests	C	4,200	(3,018)	1,182
Total equity		2,249,016	(3,018)	2,245,998
Non-current liabilities
Borrowings		72,361	—	72,361
Deferred tax liabilities		1,333	—	1,333
Deferred government grant		125,335	—	125,335
Long-term financial liabilities	C	—	3,018	3,018
Promissory notes		28,560	—	28,560
Total non-current liabilities		227,589	3,018	230,607
Current liabilities
Trade and other payables*		375,748	—	375,748
Borrowings*		798,782	—	798,782
Accrued liabilities*		45,674	—	45,674
Promissory notes		29,374	—	29,374
Other financial liabilities*		1,683	—	1,683
Current tax liabilities		63	—	63
Total current liabilities		1,251,324	—	1,251,324
Total liabilities		1,478,913	3,018	1,481,931
Total equity and liabilities		3,727,929	—	3,727,929

*                         US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS (continued)

Reconciliation of total comprehensive income under IFRS from the amounts previously reported under U.S. GAAP for the year ended December 31, 2011

			Effect of Translation to	IFRS for the year end
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Continuing operations
Revenue		1,319,466	—	1,319,466
Cost of sales		(1,217,525)	—	(1,217,525)
Gross profit		101,941	—	101,941
Research and development		(191,473)	—	(191,473)
Sales and Marketing expenses		(32,559)	—	(32,559)
General and Administration expenses		(57,435)	—	(57,435)
Impairment loss on property, plant and equipment		(17,691)	—	(17,691)
Finance costs	C	(20,583)	(1,320)	(21,903)
Interest income		4,724	—	4,724
Other income*		13,718	—	13,718
Other gains or losses*		17,081	—	17,081
Share of profits of associates		4,479	—	4,479
Loss before tax		(177,798)	(1,320)	(179,118)
Income tax expense		(82,503)	—	(82,503)
Loss for the year from continuing operations		(260,301)	(1,320)	(261,621)
Discontinued operations
Profit for the year from discontinued operations		14,741	—	14,741
Loss for the year		(245,560)	(1,320)	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		4,938	—	4,938
Total comprehensive loss for the year		(240,622)	—	(241,942)

*                         US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS (continued)

Notes to the reconciliation of financial position as at January 1, 2011 and December 31, 2011 and total comprehensive income for the year ended December 31, 2011

A                     Reclassification made to the statement of financial position and statement of comprehensive income

U.S. GAAP figures have been reclassified to conform to IFRS presentation. Reclassification mainly comprise of:

•                        Available-for-sale investment in unlisted shares is presented as separate line item in IFRS financial statements which was recorded in Equity investment in previous U.S. GAAP financial statements

•                        Other receivables, previously recorded in Prepaid expense and other current assets in previous U.S. GAAP financial statements, are reclassified to Trade and other receivables in IFRS financial statements

•                        Other financial assets is presented as separate line item in IFRS financial statements while is recorded in Prepaid expense and other current assets in previous U.S. GAAP financial statements

•                        Short-term borrowing and current portion of long-term debt presented separately in U.S. GAAP financial statements are aggregated and presented as Borrowings in IFRS financial statements

•                        Certain other current liability which was recorded in accrued expenses and other current liabilities in previous U.S. GAAP financial statements are reclassified to Trade and other payables in IFRS financial statements

•                        Current financial liabilities is presented as separate line item in IFRS financial statements which was recorded in Accrued expenses and other current liabilities in previous U.S. GAAP financial statements

•                        Other operating income and Others, net are aggregated and presented as Other income in IFRS financial statements

•                        Loss from sale of equipment and other fixed assets and Foreign currency exchange gain are aggregated and presented as Other gains or losses in IFRS financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                   Transition to IFRS (continued)

Notes to the reconciliation of financial position as at January 1, 2011 and December 31, 2011 and total comprehensive income for the year ended December 31, 2011 (continued)

B                     Convertible preferred shares — beneficial conversion feature

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

Under IFRS, the deemed dividend of US$56.0 million relates to year before 2011 and US$65.0 million in 2011 are not required to be recorded.

C                     Preferred shares

Under US GAAP, the Company presented the redeemable accumulated dividend preferred shares in Brite Semiconductor Corporation (“Brite”) and redeemable convertible preferred shares in Semiconductor Manufacturing International (AT) Corporation (“AT”) that were not owned by the Company as non-controlling interest. The accretion of interest on non-controlling interest (or “NCI”) was separately disclosed on the face of the statements of comprehensive income.

IFRS requires an entity that issues a financial instrument with characteristics of both liabilities and equity to separately classify the liability and equity components. The liability component is measured at fair value at inception, and any residual proceeds are allocated to the equity component. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The accretion of interest to record the redeemable convertible preferred shares at redemption value is recognized as interest expense. The value assigned to the conversion option of the redeemable convertible preferred shares is insignificant at initial recognition. As a result, the accretion of interest on NCI totaled at US$1.3 million was adjusted to finance cost for the year ended December 31, 2011 and non-controlling interest relates to Brite totaled at US$3.0 million was adjusted from NCI to long-term financial liability as of December 31, 2011.

NCI relates to Brite and AT totaled at US$37.8 million was adjusted from NCI to long-term financial liabilities as of January 1, 2011.

D                     Equity settled employee benefits

In order to conform to the current financial year’s presentation as a result of adoption IFRS, equity settled employee benefits reserve has been presented as a component of Reserve.

E.                 Deferred tax assets

Deferred tax assets have been reclassified as non-current assets under IFRS. Under US GAAP, deferred tax assets are classified as current or non-current based on the classification of the related asset for financial reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                   Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Company estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of a an inventory item is determined to be below its carrying value, the Company records a write-down to cost of sales for the difference between the carrying cost and NRV.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                   Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently the Company is not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilizations, may have a material adverse effect on our net income.

The Company makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in the Company’s operations by comparing the carrying value of CGU to the Company’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                   Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets (continued)

In order to remain technologically competitive in the semiconductor industry, the Company has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Company’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Company routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Company also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Company will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                   Critical accounting judgements and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes (continued)

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

As at December 31, 2012, a deferred tax asset of US$0.4 million (December 31, 2011: USD1.8 million) in relation to unused tax losses has been recognized in the Company’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 10.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 35 for further discussion.

Impairment of trade and other receivable

The Company assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Company considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Company’s trade and other receivable at the end of the reporting period is disclosed in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.                   Segment information

The Company operates in three principal geographical areas — United States, Europe, and Asia Pacific.

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results from operations when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s revenue from continuing operations from external customers by location is detailed below.

	Revenue from external customers
	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
United States	940,369	726,011
Europe	38,811	35,256
Asia Pacific*	28,177	21,244
Taiwan	113,227	105,788
Japan	3,423	356
Mainland China and Hong Kong	577,591	430,811
	1,701,598	1,319,466

*                         Not including Taiwan, Japan, Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	12/31/12	12/31/11
	USD’000	USD’000
United States	55	75
Europe	—	5
Taiwan	19	23
Hong Kong	3,640	3,832
Mainland China	2,381,721	2,512,643
	2,385,435	2,516,578

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                   Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of gross accounts receivable and net sales:

	Net Revenue		Accounts receivable
	Year ended December 31,		December 31,
	2012	2011	2012	2011
A	383,626	275,502	43,246	43,468
B	282,946	165,180	57,865	27,921

A	23%	21%	13%	21%
B	17%	13%	18%	13%

8.                   Other gains or losses

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment	19,325	(508)
Foreign exchange gain	3,895	17,589
	23,220	17,081

The gain on disposal of property, plant and equipment in 2012 arose primarily from disposal of the living quarters in Shanghai.

9.                   Finance costs

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Interest expense	54,712	39,567
Accretion of interest to preferred shareholders of a subsidiary	1,206	1,320
Total interest expense for financial liabilities not classified as at FVTPL	55,918	40,887
Less: amounts capitalized	16,458	18,984
	39,460	21,903

The weighted average interest rate on funds borrowed generally is 4.97% per annum (2011: 3.62% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.            Income taxes relating to continuing operations

Income tax recognized in profit or loss

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Current tax — Enterprise Income Tax	1,071	1,363
Deferred tax	(12,486)	81,140
Current tax — Land Appreciation Tax	2,313	—
Total income tax (benefit) expense raised in the current year relating to continuing operations	(9,102)	82,503

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Profit (loss) before tax from continuing operations	13,439	(179,118)
Income tax expense (benefit) calculated at 15% (2011: 15%)	2,016	(26,868)
Effect of tax holiday and tax concession	(3,045)	(2,329)
Expenses to be recognized in future periods	(3,742)	(20,420)
Effect of unused tax losses not recognized as deferred tax assets	(6,574)	130,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,087)	2,508
Others	1,364	(428)
Land Appreciation Tax (after tax) — gain on sale of living quarters	1,966	—
Income tax (benefit) expense (relating to continuing operations)	(9,102)	82,503

The tax rate used for the 2012 and 2011 reconciliation above is the corporate tax rate of 15% payable by most of the Company’s entities in Mainland China under tax law in that jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.            Income taxes relating to continuing operations (continued)

Current tax liabilities

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	2,313	—	—
Income tax payable — Others	8	63	1,893
	2,321	63	1,893

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Deferred tax assets	43,380	31,787	112,688
Deferred tax liabilities	(440)	(1,333)	(1,094)
	42,940	30,454	111,594

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	3,829	1,664	1,321
Net operating loss carry forwards	372	1,767	6,020
Property plant and equipment	38,955	25,966	103,030
Accrued expenses	224	2,390	2,317
Net deferred tax assets	43,380	31,787	112,688
Deferred tax liabilities
Capitalized interest	(373)	(1,266)	(1,049)
Unrealized exchange gain	(64)	(67)	(45)
Depreciation for asset held for sale	(3)	—	—
	(440)	(1,333)	(1,094)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.            Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

2012.12.31

	Opening	Recognized in	Closing
	Balance	profit or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

2011.12.31

	Opening	Recognized in	Closing
	balance	profit or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	103,030	(77,064)	25,966
Allowances and reserves	1,321	343	1,664
Accrued expenses	2,317	73	2,390
Capitalized interest	(1,049)	(217)	(1,266)
Unrealized exchange gain	(45)	(22)	(67)
Others	6,020	(4,253)	1,767
	111,594	(81,140)	30,454

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that will be distributed to its immediate holding company outside mainland China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its mainland China subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.            Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands which is tax exempted.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The Law of the People’s Republic of China on Income Tax (“New EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 25% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

On February 9, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), the income tax policies for encouraging the development of integrated circuit industry is the implementation rule of Circular No. 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.           Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

The detailed tax status of SMIC’s principal PRC entities is elaborated as follows:

1)                  Semiconductor Manufacturing International (Shanghai) Corporation (SMIS)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. As SMIS is a manufacturing company located in Shanghai’s Pudong New Area, it can continue its tax holiday based on the transitional income tax rate granted by Circular No. 39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and will be 12.5% in 2013. After that, the income tax rate will be 15%.

2)                  Semiconductor Manufacturing International (Beijing) Corporation (SMIB) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

In accordance with Circular No. 4 and Circular No. 27, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2012 and the tax holiday has not begun to take effect.

Unrecognized deductible temporary differences, unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$1,199.2 million (December 31, 2011: US$951.9 million) due to the unpredictability of future profit streams, of which $305.1 million, $448.5 million, $83.4 million, $193.5 million and $168.7 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively. At the end of the reporting period, the Company had deductible temporary differences of US$580.4 million (December 31, 2011: US$634.9 million) in relation to which no deferred tax asset was recognized as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.           Profit (loss) for the year

Profit (loss) for the year from continuing operations has been arrived at after charging (crediting)

11.1    Impairment losses (reversal of impairment losses) on financial assets

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Allowance on trade receivables (see Note 24)	4,615	551
Reversal of allowance on doubtful trade receivables	(2,095)	(6,400)
	2,520	(5,849)

In 2011, the Company settled certain disputes with respective third party debtors by entering into contractually binding agreements which legally released the Company from certain obligations totaling $19.0 million. The forgiveness of debt has been recorded as a reduction of general and administrative expense and other income respectively. In addition, the recovery of bad debt expense of $6.4 million and $2.0 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2011 and 2012, respectively.

11.2    Impairment losses on property, plant and equipment

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Impairment losses on property, plant and equipment	—	17,691

11.3    Depreciation and amortization expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Depreciation of property, plant and equipment	531,823	518,840
Amortization of intangible assets and land use right	35,076	33,071
Total depreciation and amortization expense	566,899	551,911

11.4    Employee benefits expense

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Wages, salaries and social security contributions	206,807	190,901
Bonus	28,048	10,431
Paid annual leave	738	310
Non-monetary benefits	12,880	12,494
Termination benefits	7	5,018
Equity-settled share-based payments (Note 33)	7,174	5,336
Total employee benefits expense	255,654	224,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.           Profit (loss) for the year (continued)

Profit (loss) for the year from continuing operations has been arrived at after charging (crediting) (continued)

11.5    Royalties expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Royalties expense	28,993	22,795

11.6    Government grant

Government subsidies under specific R&D projects

The Company received government awards of US$54.1 and US$126.1 million and recognized US$31.0 million and US$42.6 million in the form of reimbursement of certain R&D expenses in 2012 and 2011 for several specific R&D projects respectively. The awards are deferred until the milestones specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in R&D expense.

Government subsidies for specific intended use

The Company received government subsidies in cash of US$1.4 million and US$0.8 million in 2012 and 2011 respectively, which was determined based on the estimated interest expense to be incurred, on the Company’s budgeted outstanding borrowings. The government subsidy is recorded as a liability upon receipt and until the requirements (if any) specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in interest expense. The Company recorded US$1.2 million and US$0.8 million as reduction of interest expense in 2012 and 2011.

12               Discontinued operations

Disposal of Semiconductor Manufacturing International (AT) Corporation

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and accounts for such investment as available-for-sale investment as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of US$17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained non-controlling interest in AT, and (b) the carrying amount of the aforementioned non-controlling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of US$14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12               Discontinued operations (continued)

Analysis of profit for the year from discontinued operations

Year ended
12/31/11
USD’000
Profit for the year from discontinued operations
Revenue	4,005
Cost of sales	(5,411)
Gross loss	(1,406)
Total expenses	(956)
Net loss for the period	(2,362)
Gain on disposition of discontinued operations, net of taxes	17,103
Profit for the year from discontinued operations	14,741
Cashflow from discontinued operations
The net cash flows incurred by AT are, as follows:
Net cash outflow from operating activities	(1,201)
Net cash outflow from investing activities	(1,013)
Net cash outflow from financing activities	(713)
Net cash outflow	(2,927)

13.           Directors’ remuneration

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Salaries	1,411	1,160
Equity-settled share-based payments	1,113	1,145
	2,524	2,305

The Company granted nil and 113,205,662 options to purchase ordinary shares of the Company to the directors in 2012 and 2011. During the year ended December 31, 2012, no stock options was exercised and 500,000 were expired. And during the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were lapsed in connection with certain directors ceasing to continue serving as directors.

The Company granted nil and 46,600,465 restricted share units to purchase ordinary shares of the Company to the directors in 2012 and 2011. During the year ended December 31, 2012, 11,650,116 restricted share units automatically vested and none restricted share units were lapsed. And during the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were lapsed in connection with certain directors ceasing to continue serving as directors.

In 2012 and 2011, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office.  In 2012 and 2011, no directors waived any emoluments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.           Directors’ remuneration (continued)

(a)              Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

		Employee
		settled share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

		Employee
		settled share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Tsuyoshi Kawanishi	45	13	58
Lip-Bu Tan	60	13	73
Frank Meng	4	14	18
Jiang Shangzhou*	97	141	238
	206	181	387

*                                    Jiang Shangzhou passed away on June 27, 2011.

There were no other emoluments payable to the independent non-executive directors during the year (2011: Nil).

(b)             Executive directors and non-executive directors

	Salaries and wages	Employee settled share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive directors:
Chen Shangzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong	—	—	—
	99	48	147

*                                    Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.           Directors’ remuneration (continued)

(b)             Executive directors and non-executive directors (continued)

	Salaries	Employee settled share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2011
Executive directors:
Zhang Wenyi	100	178	278
Tzu-Yin Chiu	154	261	415
David N.K. Wang*	601	478	1,079
	855	917	1,772
Non-executive directors:
Chen Shanzhi	49	24	73
Gao Yonggang	49	24	73
Lawrence Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong	—	—	—
	— 98	48	146

*                                  David N.K. Wang ceased to be a director on June 29, 2011.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

14.           Five highest paid employees

The five highest paid employees during the year included one (2011: one) director, details of whose remuneration are set out in Note 13 above. Details of the remuneration of the remaining four (2011: four) non-directors, highest paid employees for the year are as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Salaries and other benefits	1,334	1,209
Bonus	16	690
Stock option benefits	521	543
	1,871	2,442

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

In 2012 and 2011, no emoluments were paid by the Company to any of the five highest paid employees as an inducement to join or upon joining the Company or as compensation for loss of office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.           Five highest paid employees (continued)

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees
	2012	2011
HK$2,000,001 ($257,441) to HK$2,500,000 ($321,800)	1	—
HK$2,500,001 ($321,801) to HK$3,000,000 ($386,160)	—	—
HK$3,000,001 ($386,161) to HK$3,500,000 ($450,520)	1	—
HK$3,500,001 ($450,521) to HK$4,000,000 ($514,880)	1	1
HK$4,500,001 ($579,241) to HK$5,000,000 ($643,600)	1	2
HK$5,000,001 ($643,601) to HK$5,500,000 ($707,960)	—	1
	4	4

15.           Earnings (loss) per share

	Year ended	Year ended
	12/31/12	12/31/11
	USD	USD
Basic earnings (loss) per share
From continuing operations	0.00	(0.01)
From discontinued operations	—	0.00
Total basic earnings (loss) per share	0.00	(0.01)
Diluted earnings (loss) per share
From continuing operations	0.00	(0.01)
From discontinued operations	—	(0.00)
Total diluted earnings (loss) per share	0.00	(0.01)

Basic earnings (loss) per share

The earnings (loss) and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Profit (loss) for the year attributable to owners of the Company	22,771	(246,817)
Earnings (loss) used in the calculation of basic earnings (loss) per share	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	14,741
Earnings (loss) used in the calculation of basic earnings (loss) per share from continuing operations	22,771	(261,558)
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	30,078,893,961	27,435,853,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.           Earnings (loss) per share (continued)

Diluted earnings (loss) per share

The earnings (loss) used in the calculation of diluted earnings (loss) per share are as follows:

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Earnings (loss) used in the calculation of basic earnings (loss) per share	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of diluted earnings (loss) per share from discontinued operations	—	14,741
Earnings (loss) used in the calculation of diluted earnings (loss) per share from continuing operations	22,771	(261,558)

The weighted average number of ordinary shares for the purpose of diluted earnings (loss) per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share as follows:

	Year ended	Year ended
	12/31/12	12/31/11
Weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share	30,078,893,961	27,435,853,922
Employee option and restricted share units	64,712,749	—
Convertible preferred shares	1,899,048,145	—
Weighted average number of ordinary shares used in the calculation of diluted earnings (loss) per share	32,042,654,855	27,435,853,922

As of December 31, 2012, the Company had 2,032,765,688 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

As of December 31, 2011, the Company had 3,057,405,086 employee stock options, restricted share units, warrants and convertible preferred shares outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in the year ended December 31, 2011.

16.           Assets classified as held for sale

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters (i)	4,239	—	—

(i)                  The Company is seeking to sell its self-constructed living quarters to its employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.           Property, plant and equipment

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at January 1, 2011	311,717	6,273,719	78,076	814,331	7,477,843
Transter from (out) CIP	9,351	805,588	12,613	(827,552)	—
Addition	—	—	—	727,576	727,576
Disposals	(1,177)	(75,593)	(4,152)	(2,352)	(83,274)
Write-off	—	—	—	(87,355)	(87,355)
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transter from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938

	Buildings	Plant and equipment	Office equipment	Construction in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at January 1, 2011	77,949	4,873,172	72,507	102,352	5,125,980
Disposal	(406)	(52,448)	(4,090)	—	(56,944)
Write-off	—	—	—	(87,355)	(87,355)
Impairment losses recognized in profit or loss	—	—	—	17,691	17,691
Depreciation expense	11,833	501,683	5,324	—	518,840
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503

	Buildings	Plant and equipment	Office equipment	Construction in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value at January 1, 2011	233,768	1,400,547	5,569	711,979	2,351,863
Carrying value at December 31, 2011	230,515	1,681,307	12,796	591,960	2,516,578
Carrying value at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.           Property, plant and equipment (continued)

Construction in progress

The construction in progress balance of approximately US$377.4 million as of December 31, 2012, primarily consisted of US$78.7 million and US$146.6 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and US$91.9 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, $60.2 million was related to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2013.

Impairment losses recognized in the year

The Company recorded an impairment loss of US$Nil (2011: US$17.7 million) associated with the disposal of property, plant and equipment with outdated technologies.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$993 million (2011: approximately US$482 million) have been pledged to secure borrowings of the Company (see Note 29). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

18.           Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at January 1, 2011	236,691
Additions	37,490
Expired and Disposal	(21,908)
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Accumulated amortization and impairment
Balance at January 1, 2011	62,870
Amortization expense for the year	31,450
Expired and Disposal	(21,326)
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Carrying value at January 1, 2011	173,821
Carrying value at December 31, 2011	179,279
Carrying value at December 31, 2012	235,378

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.            Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

			Proportion of
		Place of	ownership interest
		establishment	and voting power
Name of company	Principal activity	and operation	held by the Company
Better Way Enterprises Limited (“Better Way”)	Provision of marketing related activities	Samoa	Directly	100%
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	Manufacturing and trading of semiconductor products	People’s Republic of China (the “PRC”)	Directly	100%
SMIC, Americas	Provision of marketing related activities	United States of America	Directly	100%
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	Manufacturing and trading of semiconductor products	PRC	Directly	100%
SMIC, Japan	Provision of marketing related activities	Japan	Directly	100%
SMIC Europe S.R.L	Provision of marketing related activities	Italy	Directly	100%
Semiconductor Manufacturing International (Solar Cell) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	Provision of marketing related activities	PRC	Directly	100%
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	Manufacturing and trading of semiconductor products	PRC	Directly	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.            Subsidiaries (continued)

			Proportion of
		Place of	ownership interest
		establishment	and voting power
Name of company	Principal activity	and operation	held by the Company
SMIC Development (Chengdu) Corporation	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket	PRC	Directly	100%
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	Provision of marketing related activities	British Virgin Islands	Directly	100%
Admiral Investment Holdings Limited	Investment holding	British Virgin Islands	Directly	100%
SMIC Shanghai (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Beijing (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Tianjin (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SilTech Semiconductor (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Shenzhen (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
Brite Semiconductor Corporation*	Investment holding	Cayman Islands	Directly	44.2%
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	Manufacturing and trading of solar cell related semiconductor products	PRC	Indirectly	100%
Magnificent Tower Limited	Investment holding	British Virgin Islands	Indirectly	100%
SMIC Shanghai (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.            Subsidiaries (continued)

		Place of	Directly or indirectly
		establishment	owned Percentage of
Name of company	Principal activity	and operation	ownership
SMIC Beijing (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Tianjin (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Solar Cell (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC (Wuhan) Development Corporation	Construction, operation, management of living quarters, schools	PRC	Indirectly	100%
SMIC ShenZhen (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SilTech Semiconductor (Hong Kong) Corporation Limited	Investment holding	Hong Kong	Indirectly	100%
Semiconductor Manufacturing International (Shenzhen) Corporation	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
SilTech Semiconductor Shanghai Corporation Limited	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
Brite Semiconductor Hong Kong Limited*	Investment holding	Hong Kong	Indirectly	44.2%
Brite Semiconductor (Shanghai) Corporation*	Design House	PRC	Indirectly	44.2%

#                          Abbreviation for identification purposes

*                            The Company consolidates Brite Semiconductor Corporation and its subsidiaries (Brite) through controls gained through contractual agreement. The impact of consolidating of Brite is insignificant to the financial statements of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.            Investments in associates

Details of the Company’s associates at the end of the reporting period are as follows:

			Proportion of
		Place of	ownership interest and
		establishment	voting power held by
Name of company	Principal activity	and operation	the Company
			12/31/12	12/31/11
Toppan SMIC Electronic (Shanghai) Co., Ltd	Design, production and processing micro lens imaging sensors and related products	Shanghai	30%	30%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	Equity investment, Project investment, consulting	Beijing	49%	—

Summarized financial information in respect of the Company’s associates is set out below.

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Total revenue	20,103	24,210
Total profit for the year	5,724	14,928
Company’s share of profits of associates	1,703	4,479

	12/31/12	12/31/11
Total assets	69,374	54,470
Total liabilities	(2,237)	(1,616)
Net assets	67,137	52,854
Company’s share of net assets of associates	21,636	15,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.            Other financial assets

	31/12/12	31/12/11	01/01/11
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	77	939	695
Short-term investments carried at fair value through profit or loss	18,653	1,034	2,454
	18,730	1,973	3,149

22.            Other assets

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Advance payments	28,252	31,816	—
Others	15,130	13,869	2,393
Non-current	43,382	45,685	2,393

In 2011, an advance of US$28 million was made in conjunction with a proposed joint venture between the Company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”). This advance payment is refundable should the joint venture cannot be formed successfully.

In addition, an advance of US$3.9 million was made in 2011 to Zhongxin Xiecheng Investment (Beijing) Corporation Limited in conjunction with a joint venture between China Investment Corporation and the Company. The advance converted to capital of the new company after it was formed in 2012.

Available-for-sale investment of US$3.8 million as of December 31, 2012 and 2011, respectively, has been included as others.

23.            Inventories

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Raw materials	52,228	54,853	79,037
Work in progress	156,392	93,472	86,235
Finished goods	87,108	58,983	48,132
	295,728	207,308	213,404

The cost of inventories recognized as an expense during the year in respect of inventory provision was US$30.9 million (2011: US$26.1 million).

24.            Trade and other receivables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Trade receivables	323,451	208,054	255,996
Allowance for doubtful debts	(45,340)	(42,820)	(49,373)
	278,111	165,234	206,623
Other receivables and refundable deposits	50,100	35,671	57,425
	328,211	200,905	264,048

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.            Trade and other receivables (continued)

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The Company determines its allowance for doubtful debts based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Company recognized U$4.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended 31 December 2012 and 2011 respectively. The Company reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Company used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Company believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2012 and 2011, US$101.1 million and US$71.4 million respectively are due from the Company’s two largest customers.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current	222,765	134,958	174,380
Past due but not impaired
Within 30 days	31,219	26,468	25,395
31–60 days	16,559	1,083	3,033
Over 60 days	7,568	2,725	3,815
Total	278,111	165,234	206,623
Average overdue days	47	31	37

Movement in the allowance for doubtful debts

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of the year	42,820	49,373
Addition in allowance for doubtful debts	4,615	551
Amounts written off during the year as uncollectible	—	(704)
Reversal of allowance for doubtful debts	(2,095)	(6,400)
Balance at end of the year	45,340	42,820

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.            Trade and other receivables (continued)

Trade receivables (continued)

Movement in the allowance for doubtful debts (continued)

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to nil (December 31, 2011: US$4.6 million) which have been placed under liquidation. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds.  The Company does not hold any collateral over these balances.

Age of impaired trade receivables

	12/31/12	12/31/11
	USD’000	USD’000
Within 30 days	278	204
31–60 days	855	53
Over 60 days	44,207	42,563
Total	45,340	42,820

25.            Restricted cash

As of December 31, 2012 and 2011, restricted cash consisted of US$111.6 million and US$46.3 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$106.0 million and US$90.6 million, respectively of government subsidies received mainly for the reimbursement of research and development expenses to be incurred.

26.            Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	27,334,063,747	10,934	3,762,146
Issue of shares under the Company’s employee share option plan (see Note 33)	153,612,318	61	11,870
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee share option plan (see Note 33)	57,004,448	23	3,057
Conversion of convertible preferred shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.            Shares and issued capital (continued)

Convertible preferred shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	—	—	—
Issue of shares	445,545,911	178	308,119
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)
Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 preferred shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately $249 million, net of issuance cost of $0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang Holdings (Hongkong) Investment Company Limited (“Datang (Hongkong)”), for aggregate proceeds of approximately $58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares have been mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang (Hongkong), respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares have expired without exercise.

Share options schemes

The Company has adopted the two share option schemes under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 33).

27.            Reserves

Equity-settled employee benefits reserve

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of year	37,469	40,539
Arising on share-based payments	7,174	5,336
Transfer to share premium	(2,411)	(8,406)
Balance at end of year	42,232	37,469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.            Reserves (continued)

Equity-settled employee benefits reserve (continued)

The above equity-settled employee benefits reserve related to share options granted by the Company to its employees and service providers under its employee share option plan. Items included in equity- settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 33.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of year	3,846	(1,092)
Exchange differences arising on translating the foreign operations	70	4,938
Balance at end of year	3,916	3,846

Exchange differences relating to the translation of the results and net assets of the Company’s foreign operations from their functional currencies to the Company’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal of the foreign operation.

28.            Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2012 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2012 and 2011, the accumulated non-distributable reserve was US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$3,412 million at December 31, 2012 is considered restricted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.            Accumulated deficit (continued)

As a result of these PRC laws and regulations, as of December 31, 2012, reserve and capital of approximately US$3,442 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2012, and 2011 the Company did not declare or pay any cash dividends on the ordinary shares.

29.            Borrowings

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	383,225	607,427	372,055
	383,225	607,427	372,055
Long-term debt by contracts
Shanghai USD & RMB loan	—	—	110,271
Beijing USD syndicate loan (ii)	—	180,084	290,062
EUR loan (iii)	—	8,271	25,422
Tianjin USD syndicate loan	—	—	86,300
Beijing USD & RMB loan (iv)	49,079	48,838	—
Shanghai USD loan (v)	68,500	26,523	—
Shanghai EXIM70M loan (vi)	70,000	—	—
Shanghai 268M syndicate loan (vii)	245,611	—	—
Beijing EXIM20M loan (viii)	20,000	—	—
Beijing 600M syndicate loan (ix)	260,000	—	—
	713,190	263,716	512,055
Less: current maturities of long-term debt	184,578	191,355	333,459
Non-current maturties of long-term debt	528,612	72,361	178,596
Borrowing by repayment schedule:
Within 1 year	567,803	798,782	705,514
Within 1–2 years	309,000	72,361	178,596
Within 2–5 years	219,612	—	—
	1,096,415	871,143	884,110

Summary of borrowing arrangements

(i)                  As of December 31, 2012, the Company had 29 short-term credit agreements that provided total credit facilities of up to US$1 billion on a revolving credit basis. As of December 31, 2012, the Company had drawn down US$383.2 million under these credit agreements and US$629.3 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $129 million, which is secured by time deposits of US$108.4 million, and an additional balance of US$5.9 million, which is secured by real property with an original cost of US$2.1 million. The interest expense incurred in 2012 was US$22.2 million of which US$8.6 million was capitalized as additions to assets under construction. The interest rate ranged from 1.01% to 7.2% in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.            Borrowings (continued)

Summary of borrowing arrangements (continued)

(ii)               In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount was repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. SMIB made the repayment of remaining outstanding borrowing US$180.1 million in 2012. The interest rate ranged from 2.94% to 2.99%. The interest expense incurred in 2012 was US$4.1 million, of which US$1.0 million was capitalized as part of the costs of assets under construction in 2012.

The Beijing USD syndicate loan contained covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011. The loan has been fully repaid during 2012.

(iii)            On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V., Shanghai Branch. The drawdown period of the facility ended on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw-down made under the facility was repaid in full by the Company in ten equal semi-annual installments. In May and June 2012, SMIS repaid the remaining balance of EUR6.4 million. The interest rate ranged from 2.6% to 4.7% in 2012. The interest expense incurred in 2012 was US$0.23 million of which US$0.09 million was capitalized as part of the costs of assets under construction in 2012.

The loan has been fully repaid during 2012.

(iv)           In September 2011, SMIB entered into the USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2012, SMIB had drawn down US$25 million & RMB150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate on this loan facility ranged from 6.15% to 6.65% in 2012. The interest expense incurred in 2012 was US$3.2 million, of which US$0.7 million was capitalized as part of the costs of assets under construction in 2012.

The total outstanding balance of this USD & RMB Loan is secured by SMIB’s plant and equipment with an original cost of US$132.3 million as of December 31, 2012 (US$132.3 million as of December 31, 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.            Borrowings (continued)

Summary of borrowing arrangements (continued)

(v)              In April 2011, SMIS entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of $69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$69.5 million and repaid US$1 million. The principal amount of $68.5 million will be repayable in June, 2013. The interest rate ranged from 4.40% to 4.79% during 2012. The interest expense incurred in 2012 was US$3.4 million, of which US$1.1 million was capitalized as part of the costs of assets under construction in 2012.

The total outstanding balance of the facilities is secured by certain equipment of SMIS with an original cost of US$ 99.6 million as of December 31, 2012 (US$38.6 million as of December 31, 2011). The Shanghai EXIM Bank USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012 and 2011 respectively.

(vi)           In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$70 million. The principal amount of $70 million will be repayable in October 2014. The interest rate is 4.55%. The interest expense incurred in 2012 was US$0.4 million, of which US$0.1 million was capitalized as part of the costs of assets under construction in 2012.

The Shanghai EXIM Bank USD loan II contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

(vii)        In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SMIS’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2012, SMIS had drawn down US$245.6 million, on this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan facility ranged from 4.03% to 4.24% in 2012. The interest expense incurred in 2012 was US$7.9 million, of which US$2.4 million was capitalized as part of the costs of assets under construction in 2012. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

(viii)     In March 2012, SMIB entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purpose. As of December 31, 2012, SMIB had drawn down US$20 million on this loan facility. The principal amount is repayable in March 2014. The interest rate on this loan facility ranged from 6.46% to 6.54% in 2012. The interest expense incurred in 2012 was US$1 million, of which US$0.2 million was capitalized as part of the costs of assets under construction in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.            Borrowings (continued)

Summary of borrowing arrangements (continued)

(ix)           In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of $600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility is secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2012, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2016. The interest rate on this loan facility ranged from 6.16% to 6.24% in 2012. The interest expense incurred in 2012 was US$12.2 million, of which US$2.3 million was capitalized as part of the costs of assets under construction in 2012. The Beijing USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIB was in compliance with these covenants as of December 31, 2012.

30.            Trade and other payables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Trade payables	331,394	280,691	515,577
Advance receipts from customers	67,108	68,660	22,795
Deposit received from customer	10,591	5,631	64,445
Other payable	14,859	20,766	11,238
	423,952	375,748	614,055

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

An aging analysis of the accounts payable is as follows:

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current	275,398	194,434	429,831
Overdue:
Within 30 days	26,783	42,278	42,087
Between 31 to 60 days	10,652	16,327	8,541
Over 60 days	18,561	27,652	35,118
	331,394	280,691	515,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.            Promissory notes

In 2009, the Company reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC US$30.0 million and US$30.0 million in 2012 and 2011, respectively. The outstanding promissory notes are as follows:

		12/31/12
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2013–Current	30,000	29,374
	30,000	29,374

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.            Other financial liabilities

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Foreign currency forward contracts	25	816	480
Interest rate swaps	—	405	1,380
Cross-currency interest rate swaps	—	462	1,292
	25	1,683	3,152

33.            Share-based payments

Employee Stock Option Plans

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	7,174	5,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.            Share-based payments (continued)

Movements during the year

(i)                  The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2012	2012		2011	2011
	Number	WAEP		Number	WAEP
Outstanding at January 1	1,230,938,429	US$	0.10	1,317,679,526	US$	0.11
Granted during the year	292,084,956	US$	0.04	321,290,693	US$	0.07
Cancelled during the year	(209,218,313)	US$	0.09	(332,650,148)	US$	0.11
Exercised during the year	(28,437,700)	US$	0.02	(75,381,642)	US$	0.05
Outstanding at December 31	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Exercisable at December 31	457,250,416	US$	0.12	465,796,149	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2012 was 6.61 years (2011: 6.67 years).

The range of exercise prices for options outstanding at the end of the year was US$0.02 to US$0.35 (2011: US$0.01 to US$0.35).

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2012 and 2011, respectively:

	2012	2011
Dividend yield (%)	—	—
Expected volatility	65.93%	69.15%
Risk-free interest rate	0.77%	1.04%
Expected life of share options	1–5 years	1–5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.            Share-based payments (continued)

(ii)               The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2012	2012		2011	2011
	Number	WAFV		Number	WAFV
Outstanding at January 1	101,564,432	US$	0.07	144,457,562	US$	0.10
Granted during the year	65,170,000	US$	0.04	67,949,495	US$	0.07
Cancelled during the year	(12,809,396)	US$	0.08	(32,611,949)	US$	0.10
Exercised during the year	(28,566,748)	US$	0.08	(78,230,676)	US$	0.10
Outstanding at December 31	125,358,288	US$	0.06	101,564,432	US$	0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2012 was 8.84 years (2011: 9.01 years).

34.            Disposal of a subsidiary

On March 1, 2011, the Company disposed of majority ownership interest in Semiconductor Manufacturing International (AT) Corporation. No cash consideration received in connection with this disposal.

Year ended
12/31/11
USD’000
Analysis of asset and liabilities over which control was lost
Cash and cash equivalents	3,861
Trade and other receivables	14,470
Inventories	5,210
Property, plant and equipment	29,263
Intangible assets	26
Trade and other payables	(24,370)
Borrowings	(300)
Deferred income	(6,723)
Net assets disposed of	21,437
Gain on disposal of subsidiary
10% investment retained	2,532
Cancellation of preferred shares	36,008
Net assets disposed of	(21,437)
Gain on disposal	17,103

The gain on disposal is included in the profit for the year from discontinued operations (see Note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments

Capital management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Company’s overall strategy remains unchanged from 2011.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 29 offset by cash and bank balance) and equity of the Company.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Company reviews the capital structure on a semi-annual basis. As part of this review, the Company considers the cost of capital and the risks associates with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/12	12/31/11
	USD’000	USD’000
Debt (i)	1,096,415	871,143
Cash and bank balances	(358,490)	(261,615)
Net debt	737,925	609,528
Equity	2,276,452	2,245,998
Net debt to equity ratio	32.42%	27.14%

(i)                   Debt is defined as long- and short-term borrowings (excluding derivatives), as described in Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Categories of financial instruments

	12/31/12	12/31/11
	USD’000	USD’000
Financial assets
Cash and bank balance	358,490	261,615
Restricted Cash (Deposit pledged against letters of credit & short-term credit facilities)	111,560	46,273
Fair value through profit or loss (FVTPL) Foreign currency forward contracts	77	939
Short-term investment carried at fair value through profit or loss	18,653	1,034
Trade and other receivables	328,211	200,905
Available-for-sale financial assets carried at cost	3,757	3,757
Financial liabilities
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	25	816
Interest rate swaps	—	405
Cross-currency interest rate swaps	—	462
Trade and other payables	423,952	375,748
Borrowings	1,096,415	871,143
Promissory notes	29,374	57,934
Long-term liabilities	4,223	3,018

Financial risk management objectives

The Company’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Company seeks to minimise the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•                       forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•                       interest rate swaps to mitigate the risk of rising interest rates; and

•                       cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2012 and 2011.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows

	Liabilities		Assets
	12/31/12	12/31/11	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000
EUR	1,345	12,569	3,249	3,017
JPY	13,693	19,137	3,023	2,629
RMB	254,750	178,491	456,271	431,121
Others	6,934	7,797	2,122	1,630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Company’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

	EUR		JPY		RMB		Others
	2012	2011	2012	2011	2012	2011	2012	2011
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	95	(478)	(562)	(869)	10,606	13,296	(3)	(11)
Equity	95	(478)	(562)	(869)	10,606	13,296	(3)	(11)

Forward foreign exchange contracts

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Company also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Foreign currency risk management (continued)

Forward foreign exchange contracts (continued)

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange						Fair value assets/
	rate		Foreign currency		Notional value		(liabilities)
	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
			FC’000	FC’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	6.3763	6.5085	221,173	586,456	35,504	93,199	67	736
3 months to 1 year	6.4100	6.4450	294,696	426,592	47,306	67,794	(15)	(525)
			515,869	1,013,048	82,810	160,993	52	211
Buy EUR
3 months to 1 year		1.3214		3,600		4,653	—	(88)
				3,600		4,653	—	(88)

The Company does not enter into foreign currency exchange contracts for speculative purposes.

Interest rate risk management

The Company is exposed to interest rate risk relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher and all other variables were held constant, the Company’s profit for the year ended December 31, 2012 would decrease by US$0.6 million (2011: loss increase by US$0.7 million). This is mainly attributable to the Company’s exposure to interest rates on its variable rate borrowings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Interest rate risk management (continued)

Interest rate swap contracts

Under interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Company to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contracts, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding at the end of the reporting period.

Outstanding receive floating pay fixed	Average contracted fixed interest rate		Notional principal value		Fair value assets (liabilities)
contracts	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
	%	%	USD’000	USD’000	USD’000	USD’000
Less than 1 year	—	2.07	—	48,000	—	(405)

The interest rate swaps settle on a semi-yearly basis. The floating rate on the interest rate swaps is linking to 6 month Libor. The Company will settle the difference between the fixed and floating interest rate on a net basis.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is mainly exposed to credit risk from trade receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Credit risk management (continued)

Apart from A and B, two largest customers of the Company, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Company defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to A and B did not exceed 10% and 12% of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Company’s accounts receivable and net sales is disclosed in Note 7.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Promissory notes			—	30,000	—	—	30,000
Interest-bearing bank and other borrowings	Fixed	4.73%	—	392,282	—	—	392,282
	Floating	5.64%	—	189,786	588,270	—	778,056
Long-term financial liabilities			—	—	6,750	—	6,750
Trade and other payables			353,009	62,120	8,823	—	423,952
			353,009	674,188	603,843	—	1,631,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2011
Promissory notes			—	30,000	30,000	—	60,000
Interest-bearing bank and other borrowings	Fixed	3.60%	—	618,364	—	—	618,364
	Floating	3.46%	—	194,665	77,368	—	272,033
Long-term financial liabilities			—	—	6,750	—	6,750
Trade and other payables			322,528	47,407	5,813	—	375,748
			322,528	890,436	119,931	—	1,332,895

The following table details the Company’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Company’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash balances, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2011
Trade and other receivables		195,953	4,952	—	—	200,905
Cash balances, Restricted Cash & short-term investments	0.91%	265,773	43,647	—	—	309,420
Available for sale financial asset		—	—	—	3,757	3,757
		461,726	48,599	—	3,757	514,082

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Company has access to financing facilities as described in below section, of which USD629.3 million were unused at the end of the reporting period (2011: USD311.6 million). The Company expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

	1 month	Less than 1 month	1–3 months	3 months to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Net settled:
— foreign exchange forward Contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—
31 December 2011
Net settled:
— Interest rate swaps	—	—	—	(405)	—	—
— foreign exchange forward contracts	—	712	24	(613)	—	—
— cross-currency interest rate swap contracts	—	—	—	(462)	—	—
	—	712	24	(1,480)	—	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Fair value of financial instruments (continued)

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                       the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•                       Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                       Level 2 fair value measurements are those derived from inputs other than quoted pries included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                       Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31/12/12
	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Derivative financial assets	—	77	—	77
Short-term investment carried at fair value through profit or loss	—	18,653	—	18,653
Total	—	18,730		18,730
Financial liabilities at FVTPL
Other derivative financial liabilities	—	(25)	—	(25)
Total	—	(25)	—	(25)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.            Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

	31/12/11
	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Derivative financial assets	—	939	—	939
Short-term investment carried at fair value through profit or loss	—	1,034	—	1,034
Total	—	1,973		1,973
Financial liabilities at FVTPL
Other derivative financial liabilities	—	(1,683)	—	(1,683)
Total	—	(1,683)	—	(1,683)

There were no transfers between Level 1 and 2 during year ended December 31, 2012 and 2011.

36.            Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sales of goods
	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	9,654	4,558
Toppan SMIC Electronics (Shanghai) Co., Ltd	4,192	4,099

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.            Related party transactions (continued)

Trading transactions (continued)

	Purchase of goods		Purchase of services
	Year ended 31/12/12	Year ended 31/12/11	Year ended 31/12/12	Year ended 31/12/11
	USD’000	USD’000	USD’000	USD’000
Toppan SMIC Electronics (Shanghai) Co., Ltd	169	6,828	12,755	13,594
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	—	—	1,094	—

The following balances were outstanding at the end of the reporting period:

	Amounts owing by related parties		Amounts owing to related parties
	12/31/12	12/31/11	12/31/12		12/31/11
	USD’000	USD’000	USD’000		USD’000
Datang Microelectronics Technology Co., Ltd**	4,138	1,261	—		—
Datang Telecom Company Finance Co., Ltd**	—	—	80,262	*	—
Toppan SMIC Electronics (Shanghai) Co., Ltd	372	350	1,487		1,629

*                            Short-term borrowing, the principal amount is repayable in May 2013. The interest rate is 5.04%.

**                       Members of Datang Group

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), a substantial shareholder of the Company. Datang is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.            Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended	year ended
	12/31/12	12/31/11
	USD’000	USD’000
Short-term benefits	3,191	3,222
Share-based payments	1,343	1,619
	4,534	4,841

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

The Board approved to sell self-developed apartment to two of the key management in 2012. Amount of sales of self-developed apartments was US$0.9 million.

37.            Commitments for expenditure

Purchase commitments

As of December 31, 2012, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2013.

	12/31/12	12/31/11
	USD’000	USD’000
Commitments for the facility construction	25,551	40,322
Commitments for the acquisition of property, plant and equipment	481,639	420,461
	507,190	460,783

38.            Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors on March 25,  2013.

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF PROFIT OR LOSS

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Continuing operations
Revenue	—	304
General and administration expenses	(38,853)	(37,149)
Finance costs	(3,331)	(4,628)
Interest income	1,021	449
Other (loss) income	(66)	5,494
Other gains or losses	(237)	1,667
Profit (loss) before tax	(41,466)	(33,863)
Income tax expense	—	(214)
Profit (loss) for the year from continuing operations	(41,466)	(34,077)
Discontinued operations
Profit for the year from discontinued operations	—	17,103
Profit (loss) for the year	(41,466)	(16,974)

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF FINANCIAL POSITION

	12/31/12	12/31/11	1/1/11
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	5,728	3,642	6,638
Intangible assets	171,629	125,562	139,511
Investments in subsidiaries	2,565,148	2,565,148	2,099,437
Investments in associates	7,665	7,665	7,665
Other assets	3,479	3,479	—
Total non-current assets	2,753,649	2,705,496	2,253,251
Current assets
Inventories	168	99	170
Prepaid operating expenses	1,173	1,510	788
Trade and other receivables	211,942	184,582	234,036
Other financial assets	14,878	255	2,526
Restricted cash	47,506	7,500	7,500
Cash and bank balances	77,869	60,910	110,181
Total current assets	353,536	254,856	355,201
Total assets	3,107,185	2,960,352	2,608,452
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,000,139,623, 27,487,676,065, and 27,334,063,747 shares issued and outstanding at December 31, 2012, 2011 and 2010, Respectively	12,800	10,995	10,934
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, 445,545,911 shares and nil issued and outstanding at December 31, 2012, 2011 and 2010, respectively	—	178	—
Share premium	4,083,588	4,082,135	3,762,146
Reserves	41,140	36,377	39,447
Accumulated deficit	(1,701,430)	(1,659,964)	(1,642,990)
Total equity	2,436,098	2,469,721	2,169,537
Non-current liabilities
Promissory notes	—	28,560	56,327
Other liabilities	5,000	—	9,646
Total non-current liabilities	5,000	28,560	65,973
Current liabilities
Trade and other payables	450,784	215,697	221,214
Borrowings	180,034	209,026	109,470
Accrued liabilities	5,870	6,404	8,109
Promissory notes	29,374	29,374	29,374
Other financial liabilities	25	1,532	2,907
Current tax liabilities	—	38	1,868
Total current liabilities	666,087	462,071	372,942
Total liabilities	671,087	490,631	438,915
Total equity and liabilities	3,107,185	2,960,352	2,608,452

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Year ended 31/12/12	Year ended 31/12/11
	USD’000	USD’000
Operating activities:
Profit (loss) for the year	(41,466)	(16,974)
Adjustments for:
Forgiveness of payables	—	(17,565)
Gain on disposition of discontinued operation, net of taxes	—	(17,103)
Amortization of intangible assets and land use right	26,433	23,656
Depreciation of property, plant and equipment	1,331	1,299
Expense recognized in respect of equity-settled share-based payments	7,174	5,334
Finance cost	3,331	4,628
Loss on disposal of property, plant and equipment	—	412
Interest income recognized in profit or loss	(1,021)	(449)
Impairment loss recognized on trade receivables	—	(3)
Net loss (gain) arising on financial assets at fair value through profit or loss	190	(183)
Net gain arising on financial liabilities at fair value through profit or loss	(1,509)	(1,375)
Reversal of impairment loss on trade receivables	(2,095)	(6,400)
	(7,632)	(24,723)
Movements in working capital:
Decrease in trade and other receivables	1,204	6,905
(Increase) decrease in inventories	(69)	70
Decrease (increase) in prepaid operating expenses	347	(722)
Decrease in trade and other payables	(5,412)	(3,583)
Decrease in accrued liabilities	(319)	(1,842)
Decrease in other liabilities	(38)	(11,477)
Cash used in operations	(11,919)	(35,372)
Interest paid	(3,465)	(3,883)
Interest received	1,021	449
Net cash used in operating activities	(14,363)	(38,806)
Cash flows from investing activities
Payments to acquire financial assets	(38,760)	(19,008)
Proceeds on sale of financial assets	23,944	21,462
Payments for property, plant and equipment	—	(295)
Investment in subsidiaries	—	(451,086)
Payments for intangible assets	(58,167)	(5,406)
Amounts advanced to a proposed joint venture	—	(1,000)
Changes in restricted cash relating to investing activities	(40,005)	—
Cash (paid for) received from subsidiaries	(26,469)	51,875
Net cash used in investing activities	(139,457)	(403,458)
Cash flows from financing activities
Proceeds from issuance of convertible preferred shares	—	308,298
Proceeds from borrowings	193,239	227,210
Repayment of borrowings	(222,232)	(127,653)
Proceeds from exercise of employee stock options	669	3,525
Repayment of promissory notes	(30,000)	(30,000)
Prepayment for bank financing management fee	(2,065)	—
Cash received from subsidiaries	231,168	11,656
Net cash generated from financing activities	170,779	393,036
Net increase (decrease) in cash and cash equivalents	16,959	(49,228)
Cash and cash equivalents at the beginning of the year	60,910	110,181
Effects of exchange rate changes on the balance of cash held in foreign currencies	—	(43)
Cash and bank balance at the end of the year	77,869	60,910

NOTES TO FINANCIAL STATEMENT SCHEDULE I

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Basic of Presentation

For the purpose of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as “Investment in subsidiaries” at cost less any identified impairment loss.

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

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

IDM	Integrated Device Manufacturer.

Integrated circuit	Anelectroniccircuitwherealltheelementsofthecircuitareintegratedtogetheronasingle semiconductor substrate.

Interconnect	Conductive materials such as aluminum, doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

A-1

I/O	Inputs/Outputs.

LCOS	Liquid Crystal On Silicon. A type of micro-display technology.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

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

Mask ROM	A type of non-volatile memory that is programmed during fabrication (mask-defined) and the data can be read but not erased.

Memory	A device that can store information for later retrieval.

MEMS	Micro-Electro-Mechanical Systems.

Micro-display

A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60-inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MOS	Metal Oxide Semiconductor. A type of semiconductor device fabricated with a conducting layer and a semiconducting layer separated by an insulating layer.

Monolithically integrated	Integrate some electrical circuits to one chip.

NAND Flash	A type of flash memory commonly used for mass storage applications such as MP3 players and digital cameras.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

OTP	One-time programmable memory used for program and data storage, usually used in applications that require only a one-time data change.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

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

Stepper

A machine used in the photolithography process in making wafers. With a stepper, a small portionof the wafer is aligned with the mask upon which the circuitry design is laid out and is then exposed to strong light. The machine then “steps” to the next area, repeating the process until the entire wafer has been done. Exposing only a small area of a wafer at a time allows the light to be focused more strongly, which gives better resolution of the circuitry design.

A-2

System-on-chip A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Through Silicon Via (TSV)	One of new technology which can approach chip to chip stack together through 3D connection.

Volatile memory Memory products that lose their content when the power supply is switched off. Wafer A thin, round, flat piece of silicon that is the base of most integrated circuits.

A-3