Form 20-F/A
period 2012-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2013-12-19
CIK 1267482

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

Commission file number: 1-31994

Semiconductor Manufacturing International Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203 The People’s Republic of China
(Address of principal executive offices)

Mr. Gareth Kung, Chief Financial Officer Telephone: (8621) 3861-0000 Facsimile: (8621) 3895-3568 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.0004 per share American Depositary Shares	The Stock Exchange of Hong Kong Limited* The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

*                   Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on April 15, 2013 (the “Original Form 20-F”), solely to provide a revised Report of Independent Registered Public Accounting Firm that opines on our consolidated statements of financial position as of January 1, 2011.

This Amendment No. 1 consists of a cover page, this explanatory note, the audited annual financial statements for the year ended December 31, 2012 accompanied by the revised Report of Independent Registered Public Accounting Firm, an exhibit index and the required certifications of the principal executive officer and principal financial officer.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F. As a result, this Amendment No. 1 does not reflect events that have occurred after the April 15, 2013 filing date of the Original Form 20-F.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

Semiconductor Manufacturing International Corporation

	By:	/s/ Gareth Kung
Name: Gareth Kung
Title: Chief Financial Officer

Date: December 19, 2013

3

EXHIBIT INDEX

Exhibit 12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act
Exhibit 12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act
Exhibit 13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

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

/s/Deloitte Touche Tohmatsu
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