Form 20-F
period 2013-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2014-04-14
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-31994

Semiconductor Manufacturing International Corporation
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
(Address of principal executive offices)

Mr. Gao Yonggang, Chief Financial Officer Telephone: (8621) 3861-0000 Facsimile: (8621) 3895-3568 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
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

As of December 31, 2013, there were 32,112,307,101 ordinary shares, par value US$0.0004 per share, outstanding, of which 1,246,179,250 ordinary shares were held in the form of 24,923,585 American Depositary Shares (“ADSs”). Each ADS represents 50 ordinary shares.

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

EX-4.9

EX-4.10

EX-4.11

EX-4.12

EX-12.1

EX-12.2

EX-13.1

EX-15.1

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “ADSs” refers to American Depositary Shares;

•                  “Average selling price of wafers” refers to simplified average selling price which is calculated as total revenue divided by total shipments;

•                  “Board” refers to our board of directors;

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•                  “Company,” “SMIC,” “Registrant,” “we,” “our” and “us” refers to Semiconductor Manufacturing International Corporation, a Cayman Islands company;

•                  “Directors” refers to the members of the Board;

•                  “EUR” refers to Euros;

•                  “Global Offering” refers to the initial public offering of our ADSs and our ordinary shares, which was completed on March 18, 2004;

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

All references to our ordinary shares in this annual report gives effect to the 10-for-1 share split we effected in the form of a share dividend immediately prior to the completion of the Global Offering on March 18, 2004. All references to price per ordinary share and price per preference share reflect the share split referenced above

We prepare our consolidated financial statements in accordance with IFRS. Our consolidated financial statements presented in our annual reports for the years ended prior to December 31, 2012 were prepared in accordance with U.S. GAAP.

FORWARD-LOOKING STATEMENTS

This annual report contains, in addition to historical information, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current assumptions, expectations and projections about future events. We use words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward- looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the judgment of our senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others:

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

Item 2.                           Offer Statistics and Expected Timetable

Not applicable.

Item 3.                           Key Information

A.           Selected Consolidated Financial Data

We started to prepare our annual consolidated financial statements in accordance with IFRS for the first time as of and for the year ended December 31, 2012. Prior to this, we prepared our annual consolidated financial statements in accordance with U.S. GAAP. We adjusted our consolidated financial statements as of and for the year ended December 31, 2011 in accordance with IFRS and therefore, financial information set forth in this annual report as of and for the year ended December 31, 2011 may differ from information published in our annual report for the year ended December 31, 2011.

The selected consolidated financial data presented below as of and for the years ended December 31, 2011, 2012 and 2013 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data presented below as of and for the years ended December 31, 2009 and 2010 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements not included in this annual report.

	For the year ended December 31,
	2011	2012	2013
	(in US$ thousands, except for earnings per share)
Revenue	1,319,466	1,701,598	2,068,964
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)
Gross profit	101,941	348,763	438,436
Research and development expenses	(191,473)	(193,569)	(145,314)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)
General and administration expenses	(57,435)	(107,313)	(138,167)
Other operating income (expense)	(11,190)	19,117	67,870
Profit (loss) from operations	(190,716)	35,513	187,087
Interest income	4,724	5,390	5,888
Finance costs	(21,903)	(39,460)	(34,392)
Foreign exchange gains or losses	17,589	3,895	13,726
Other gains or losses	6,709	6,398	4,010
Share of profits of associates	4,479	1,703	2,278
Profit (loss) before tax	(179,118)	13,439	178,597
Income tax benefit (expense)	(82,503)	9,102	(4,130)
Profit (loss) for the year from continuing operations	(261,621)	22,541	174,467
Discontinued operations
Profit for the year from discontinued operations	14,741	—	—
Profit (loss) for the year	(246,880)	22,541	174,467
Other comprehensive income
Exchange differences on translating foreign operations	4,938	70	731
Total comprehensive income (expense) for the year	(241,942)	22,611	175,198
Profit (loss) for the year attributable to:
Owners of the Company	(246,817)	22,771	173,177
Non-controlling interests	(63)	(230)	1,290
	(246,880)	22,541	174,467
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	(241,879)	22,841	173,908
Non-controlling interests	(63)	(230)	1,290
	(241,942)	22,611	175,198
Earnings (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01
Diluted	$(0.01)	$0.00	$0.01
From continuing operations
Basic	$(0.01)	$0.00	$0.01
Diluted	$(0.01)	$0.00	$0.01

	For the year ended December 31,
	2009(1)	2010(1)
	(in US$ thousands, except for per share and per ADS data )
Sales	1,037,665	1,532,449
Cost of sales	1,158,148	1,229,266
Gross profit (loss)	(120,483)	303,183
Operating expenses (income):
Research and development	176,420	191,046
General and administrative	215,845	41,387
Selling and marketing	26,209	29,087
Impairment loss of long-lived assets	126,635	5,138
Loss from sale of equipment and other fixed assets	3,891	97
Litigation settlement	269,637	—
Other operating income	—	(16,493)
Total operating expenses, net	818,637	250,262
Income (loss) from operations	(939,120)	52,921
Other income (expense):
Interest income	2,547	4,086
Interest expense	(24,587)	(22,563)
Change in the fair value of commitment to issue shares and warrants	(30,101)	(29,815)
Foreign currency exchange gain	7,291	5,101
Others, net	(4,549)	6,534
Total other income (expense), net	(49,399)	(36,657)
Income (loss) from continuing operations before income tax and equity investment	(988,519)	16,264
Income tax benefit	46,624	4,818
Gain (loss) from equity investment	(1,782)	285
Income (loss) from continuing operations	(943,677)	21,367
Loss from discontinued operations net of tax effect	(18,800)	(7,356)
Net income (loss)	(962,477)	14,011
Accretion of interest to non-controlling interest	(1,060)	(1,050)
Loss attributable to non-controlling interest	—	140
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	(963,537)	13,100
Deemed dividends on convertible preferred shares	—	—
Net income (loss) attributable to holders of ordinary shares	(963,537)	13,100
Net income (loss)	(962,477)	14,011
Other comprehensive income (loss):
Foreign currency translation adjustment	53	(706)
Comprehensive income (loss)	(962,424)	13,305
Comprehensive income (loss) attributable to non-controlling interest	(1,060)	(910)
Comprehensive income (loss) attributable to Semiconductor Manufacturing International Corporation	(963,484)	12,395
Earnings (loss) per ordinary share, basic	$(0.04)	$0.00
Earnings (loss) per ordinary share, dilute	$(0.04)	$0.00
Weighted average shares used in computing basic earnings (loss) per ordinary share	22,359,237,084	24,258,437,559
Weighted average shares used in computing diluted earnings (loss) per ordinary share	22,359,237,084	25,416,597,405

(1) Prepared under U.S. GAAP.

	For the year ended December 31,
	2011	2012	2013
		(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,516,578	2,385,435	2,528,834
Prepaid land use rights	77,231	73,962	136,725
Total non-current assets	2,866,416	2,803,173	2,960,151
Inventories	207,308	295,728	286,251
Prepaid operating expense	52,805	46,986	43,945
Trade and other receivables	200,905	328,211	379,361
Other financial assets	1,973	18,730	240,311
Restricted cash	136,907	217,603	147,625
Cash and cash equivalents	261,615	358,490	462,483
Assets classified as held-for-sale	—	4,239	3,265
Total current assets	861,513	1,269,987	1,563,241
Total assets	3,727,929	4,073,160	4,523,392
Total non-current liabilities	230,607	688,622	991,673
Total current liabilities	1,251,324	1,108,086	938,537
Total liabilities	1,481,931	1,796,708	1,930,210
Non-controlling interest	1,182	952	109,410
Total equity	2,245,998	2,276,452	2,593,182

	For the year ended December 31,
	2009(1)	2010(1)
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	443,463	515,808
Restricted cash	20,360	161,350
Accounts receivable, net of allowance	204,291	206,623
Inventories	193,705	213,404
Total current assets	907,058	1,179,102
Prepaid land use rights	78,112	78,798
Plant and equipments, net	2,251,614	2,351,863
Total assets	3,524,077	3,902,693
Total current liabilities	1,031,523	1,399,345
Total long-term liabilities	661,472	294,806
Total liabilities	1,692,995	1,694,152
Non-controlling interest	34,842	39,004
Total equity	1,796,240	2,169,537

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

Our profit totaled US$174.5 million in 2013 and US$22.5 million in 2012. However, with the offsetting impact of such profits, we still have net accumulated losses of US$1,693.9 million as of the end of 2013. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of achieving or maintaining profitability. Currently, the planned capital expenditures in 2014 for foundry operations is approximately US$880 million of which around US$570 million is for our majority owned subsidiary in Beijing, Semiconductor Manufacturing North China (Beijing) Corporation, or SMNC, which is 55% funded by us and 45% funded by the other shareholders of the entity. We also have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program.

In addition, we are competing in the same technology environment as a number of other foundries and our competitors who operate these foundries often use price as a means of securing business, resulting in erosion of the average selling price of our product portfolio, which adversely affects our ability to achieve or maintain profitability.

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

During periods when industry-wide capacity exceeds demand, our operations are subject to more intense competition, and our results of operations are likely to suffer because of the resulting pricing pressure and capacity underutilization. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from achieving or maintaining profitability. We expect that industry cyclicality will continue.

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

Our success depends on the continued service of our key management team members, and in particular, Mr. Zhang Wenyi, Chairman of our Board and Executive Director as well as Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director. We do not carry full key person insurance. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations. As a result, our operations and the growth of our business could be seriously harmed.

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

Our sales cycles can be long, which could adversely affect our short-term operating results and cause our long- term income stream to be unpredictable.

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

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended December 31, 2012 and 2013, our five largest customers accounted for 56.1% and 52.3% of our total sales, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2013, our capital expenditures totaled approximately US$770 million and we currently expect our capital expenditures for foundry operations in 2014 to total approximately US$880 million, subject to adjustment based on market conditions. US$570 million of these capital expenditures will be used to expand SMNC, our new Beijing majority owned subsidiary. We also have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditures requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

We plan to increase our production capacity through expansion of existing production sites and construction or acquisition of new sites in connection with joint ventures we may establish such as SMNC, our majority owned subsidiary in Beijing. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

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

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2013, we had been granted 3,719 patents worldwide, of which, 60 were in Taiwan, 318 were in the U.S., 3,328 were in China and 13 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

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

Concerns about the spread of the H7N9 strain of flu (Avian Flu) in China and outbreaks of the H1N1 virus (Swine Flu) in North America, Europe and Asia in the past have caused governments to take measures to prevent spread of the virus. The spread of epidemics could negatively affect the economy. For example, past occurrences of epidemics such as SARS have caused different degrees of damage to the national and local economies in China. If any of our employees are identified as a possible source of spreading Swine Flu, Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting our operations. A recurrence of an outbreak of Swine Flu, SARS, Avian Flu or other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities which could in turn adversely affect our results of operations.

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

Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7509 to HK$7.7647 per US$1.00 for 2013, we cannot assure you that this policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

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

Further, the 2009 Settlement Agreement provides that if we materially breach the 2009 Settlement Agreement (or certain related documents) and fail to cure that breach within 30 days after notice from TSMC, we will pay TSMC liquidated damages, in addition to any damages arising from such breach, in the amount of US$44 million plus a royalty equal to 5% of our gross revenues derived from foundry services with respect to our 90nm and larger manufacturing processes during the period commencing on the date of the breach and ending on the date that is 20 years from the date of the 2009 Settlement Agreement.

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

Proceedings instituted by the SEC against five Mainland China -based accounting firms, including the affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and the Sarbanes-Oxley Act of 2002 against the Mainland Chinese affiliates of the ‘‘big four’’ accounting firms (including the Mainland Chinese affiliate of our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002. The auditors located in Mainland China are not in a position to produce documents directly to the SEC pursuant to the SEC’s request because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the administrative proceedings affect equally all audit firms based in Mainland China and all China-based businesses with securities listed in the United States.

In January 2014, an administrative judge at the SEC reached an Initial Decision that the “big four” accounting firms in Mainland China should be barred from practicing before the SEC for six months. Although, the principal auditor of our financial statements is Deloitte Touche Tohmatsu in Hong Kong which is not subject to the proceedings or the Initial Decision, our auditors use their Mainland China affiliate to assist in the auditing of the Mainland China components of our operations. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate sanctions, if any, to be placed on these accounting firms. Once such a determination by the SEC Commissioners was made, the accounting firms would have a further right to appeal to the United States federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major Mainland China operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of our ADSs may be adversely affected.

U.S. regulations regarding the use of conflict minerals, may affect our, or our supply chain’s, ability to purchase or acquire certain raw materials at competitive prices.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo or adjoining countries (together “Covered Countries”). These minerals, as used in electronics manufacturing, are commonly referred to as conflict minerals and include tantalum, tin, tungsten, and gold. The U.S. SEC has adopted regulations that will require companies such as ours to disclose the use of conflict materials and to take certain steps to verify those disclosures with suppliers. Although we expect that we and our suppliers will be able to comply with the requirements of these new regulations, there can be no guarantee that we will be able to gather and verify all the information required. In addition, there may be increasing public sentiment that companies should completely avoid using conflict minerals from Covered Countries, even if such minerals do not support conflict and are thus legally compliant. Although we believe our suppliers do not rely on conflict-supporting materials, a time may come when we cannot obtain adequate supplies from supply chains completely outside Covered Countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside Covered Countries may delay our production, increasing the risk of losing customers and business. Further, due to the complexity of our supply chain, we may not be able to trace all sourcing of conflict minerals and may face reputational harm resulting from making disclosure of the use of such conflict minerals.

Risks Related to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment, demand a high degree of precision and may have to be modified to improve yields and product performance. Dust and other impurities, difficulties in the fabrication process or defects with respect to the equipment or facilities used can lower yields, because quality control problems interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. As a result, we may experience production difficulties, which could significantly increase our costs and delay product shipments to our customers. For products that cannot meet the quality, standards of our customers, we may suffer indemnification losses in addition to the production cost.

We may have difficulty in ramping up production, which could cause delays in product deliveries and loss of customers and otherwise adversely affect our business and operating results.

We may experience difficulty in ramping up production at new or existing facilities, such as our Shanghai and Beijing 12” fab in which we expect to add a significant amount of new equipment. This could be due to a variety of factors, including hiring and training new personnel, implementing new fabrication processes, recalibrating and re-qualifying existing processes and the inability to achieve required yield levels.

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

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers, almost all of which are sourced from outside China. We currently purchase approximately 73.41% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead times for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

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

Furthermore, continued serious air pollution in Chinese cities where we operate could pose long-term health risks to our employees and make recruiting and retaining employees more difficult. For example, in December 2013 Shanghai air pollution index reached “severe” level which is the worst in a six-tier national rating system.

Risks related to Our New Investment Fund

Our performance may be affected by the performance of our new investment fund and we may incur losses as a result of ineffective investment.

On February 27, 2014, our wholly owned subsidiary, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, established a wholly-owned investment fund in Shanghai which is called China IC Capital Co., Ltd, or the Fund. The Fund has an initial capital of RMB500 million, all funded by SMIC Shanghai. With an operating period of 15 years from the date of the issuance of its business license, the Fund will be operated and managed by an equity investment management company named China Fortune-Tech Capital Co., Ltd, and established by SMIC Shanghai and an independent third party on February 27, 2014.

The Fund will invest primarily in the integrated circuits industry but will also invest in other strategic emerging industries such as energy saving and environmental protection, information technology and new energy as well as some other traditional industries. While we generally expect China’s integrated circuits industry to develop rapidly in the next decade and we believe that the other industries we will invest in also have a promising prospect of development, uncertainties due to the slow recovery of the world economy, the global market demand and consumption behaviors may lead to weak market demand in the industries in which we may choose to invest and our investees may not be able to execute their business strategies as successfully as they expect.

As a result, there is no assurance that our investment will be successful. We may incur losses in our investments through the Fund and our overall financial results may be adversely affected by such failure in the Fund’s investment activities.

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

The growth of our business depends on the ability of our suppliers to export and our ability to import, into China, equipment, materials, spare parts, process know-how and other technologies and hardware. Any burdensome new restrictions placed on the import and export of these items could adversely impact our growth and substantially harm our business. In particular, the international export control regime led by the United States requires our suppliers and us to obtain licenses to export and import, as applicable, certain of the above items. If we or our suppliers are unable to obtain such licenses in a timely manner, our business and operating results could be adversely affected.

Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.0969 on December 31, 2013 compared with 6.2855 on December 31, 2012 by the PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2013 was approximately 3.09%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be temporarily devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse effect on our business and operating results.

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

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2013, approximately 19.3% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

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

Distributions by our Chinese subsidiaries to us may be subject to governmental approval and taxation. Any transfer of funds from us to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to one another. Therefore, it is difficult to change our capital expenditures plans once the relevant funds have been remitted from us to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

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

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities in China, including facilities at Beijing, Shanghai and Tianjin, with an aggregate capacity of up to 234,000 8-inch wafer equivalents per month. Prior to 2013, we managed and operated a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin arrangement”). The Wuhan Xinxin arrangement ended in the first quarter of 2013, and we no longer manage or operate the wafer fab in Wuhan.

We spent approximately US$765 million, US$499 million and US$770 million to construct, equip and ramp up our fabs in 2011, 2012 and 2013 respectively. Currently, the planned capital expenditures in 2014 for foundry operations is approximately US$880 million of which around US$570 million is for SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by the other shareholders of the entity. In addition, we have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances and other forms of financing.

B.   Business Overview

We provide integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, we position ourselves as the most advanced and diversified foundry in mainland China to address the mainland China semiconductor needs. Currently, we have a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. We also have customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

The table below sets forth a summary of our current fabs:

	Shanghai		Beijing	Tianjin
Number and Type of fab	mega-fab	12-inch fab	mega-fab	8-inch fab
Wafer size	200mm	300mm	300mm	200mm
Current most advanced technology for volume production	0.11 micron	0.040 micron	0.055 micron	0.18 micron
Production clean room size	34,610m2	11,288m2	23,876m2	8,463m2

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

The following table sets forth the historical capacity and utilization rate of our wafer fabrication and facilities (all output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month):

Fab	2011		2012		2013
Wafer fabrication capacity as of year-end(1)
Shanghai mega-fab	90,000		90,000		90,000
Shanghai 12-inch fab	—		13,500		27,000
Beijing mega-fab	65,540		78,750		81,000
Tianjin fab	37,750		37,000		36,000
Total monthly wafer fabrication capacity as of year-end(1)	193,290	(2)	219,250	(2)	234,000	(2)
Wafer Fabrication capacity utilization	68.9%		88.3%		90.7%

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

•                  Others, (Micro Electrical and Mechanical System, or MEMS and Integrated Passive Devices);

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2011, 2012 and 2013 and each of the quarters in the year ended December 31, 2013:

							For the year
			For the three months ended				ended
	For the year ended				September	December	December
Process	December 31,		March 31,	June 30,	30,	31,	31,
Technologies	2011	2012	2013	2013	2013	2013	2013
	(based on sales in US$)
0.045 micron	0.06%	1.06%	6.45%	10.02%	15.69%	16.22%	12.06%
0.065 micron	18.50%	31.98%	32.05%	30.95%	27.07%	21.11%	27.91%
0.09 micron	9.85%	8.69%	6.74%	4.59%	4.73%	3.51%	4.90%
0.13 micron	22.59%	14.39%	10.70%	10.48%	10.06%	12.22%	10.83%
0.15 micron	1.81%	0.80%	0.55%	0.50%	0.65%	0.58%	0.57%
0.18 micron	33.42%	37.49%	39.35%	39.59%	37.79%	40.91%	39.38%
0.25 micron	0.39%	0.29%	0.23%	0.37%	0.39%	0.30%	0.33%
0.35 micron	13.38%	5.30%	3.93%	3.50%	3.62%	5.15%	4.02%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

Libraries and Intellectual Property

As part of the fundamental building blocks for our customers’ integrated circuit designs, we have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries and intellectual property so that our customers can quickly design sophisticated integrated circuits that utilize our new process technologies. These include standard cell, I/O, memory compilers, embedded memory, high- speed interface, peripheral controllers, and embedded processors, among others, using 0.35 micron down to 28 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design and fast integration into the overall design system. Our library partners include ARM, Synopsys, Inc., VeriSilicon, and InnoPower.

Mask-making Services

While most of our mask-making services are for customers who use our wafer fabrication services, we also produce masks for other domestic and overseas fabs as a separate revenue- generating service.

Our mask-making facility, which is located in Shanghai, includes a 4,000 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch, six-inch by six-inch and seven-inch circular reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services.

Wafer Probing, Assembly and Testing Services

We have our own probing facility in Shanghai that provides test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners.

Our probing facility in Shanghai occupies a clean room space of 3,000 square meters, which is rated at Class 1000 cleanliness and is equipped with advanced testers, probers and laser repair machines. We also have testing equipment for memory, logic and mixed signal applications.

We have established a network of partners that provide additional probing services, as well as assembly and testing services, to serve our customers. These partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., have helped to enhance the range of services that we are able to offer our customers.

Customers and Markets

Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2011, 2012 and 2013:

	For the year ended December 31,
	2011		2012		2013
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies	1,081,345	81.95%	1,494,239	87.81%	1,814,221	87.69%

Integrated device manufacturers	175,922	13.33%	142,101	8.35%	127,471	6.16%

Systems companies and others	62,199	4.72%	65,258	3.84%	127,272	6.15%

Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%

We categorize our sales geographically based on the headquarters of customer operations and not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2011, 2012 and 2013:

	For the year ended December 31,
	2011		2012		2013
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States	726,011	55.02%	940,370	55.26%	1,002,699	48.47%
Mainland China and Hong Kong	430,811	32.65%	577,590	33.95%	836,771	40.44%
Eurasia*	162,644	12.33%	183,638	10.79%	229,494	11.09%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%

* Not including Mainland China and Hong Kong

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. A significant portion of our sales is attributable to a relatively small number of our customers. For the year ended December 31, 2013, our five largest customers accounted for 52.3% of our total sales.

The following table sets forth a breakdown of our sales by application type for 2011, 2012 and 2013:

	For the year ended December 31,
	2011		2012		2013
Application Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing(1)	45,355	3.44%	33,448	1.97%	33,709	1.63%
Communications(2)	553,493	41.95%	779,614	45.82%	930,234	44.96%
Consumer(3)	595,313	45.12%	741,456	43.57%	916,999	44.32%
Others	125,305	9.49%	147,080	8.64%	188,022	9.09%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%

(1)         “Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver, graphic processors and other components that are commonly used in desktop and notebook computers and peripherals.

(2)         “Communications” consists of integrated circuits used in both wired and wireless data communications and telecommunications applications.

(3)  “Consumer” consists of integrated circuits used for stand-alone DVD players, TV, set top box, game consoles, digital cameras, smart cards and toys.

Intellectual Property, Patents

We have several thousand patents and patent applications, in addition to third party licenses. Research and development is important for us to maintain our competitiveness. We also have various trademark registrations worldwide. However, we are not dependent on any single patent, license, or trademark, or any group of related patents, licenses or trademarks. Please see also “Research and Development, Patents and Licenses, etc.” on page 70.

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

Our competitors are other pure-play foundries such as TSMC, UMC and Global Foundries. Another group of potential competitors consists of IDMs that have established their own foundry capabilities including Fujitsu Limited, Samsung Electronics Co., Ltd. and IBM.

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

Business Seasonality

In general, semiconductor foundry business is subject to seasonal behavior patterns in which business normally would peak in the third quarter of a calendar year and bottom in the first quarter.

Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 22%, 25% and 24% of our manufacturing costs in 2011, 2012 and 2013, respectively.

The three largest components of raw material costs - raw wafers, approximately chemicals and gases - accounted for approximately 36%, 23%, and 10%, respectively, of our raw material costs in 2011, 36%, 24%, and 10%, respectively, of our raw material costs in 2012, and approximately 36%, 26% and 10%, respectively, of our raw material costs in 2013. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2013, we purchased approximately 73.41% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

For 2013, our largest and five largest raw materials suppliers accounted for approximately 12.2% and 40.7%, respectively, of our overall raw materials purchases. For 2012, our largest and five largest raw materials suppliers accounted for approximately 11.87% and 41.30%, respectively, of our overall raw materials purchases. For 2011, our largest and five largest raw materials suppliers accounted for approximately 11.5% and 36.7%, respectively, of our overall raw materials purchases. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

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

The semiconductor manufacturing process also uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab from Pudong Veolia Water Corporation Limited, for our Beijing mega-fab from Beijing Waterworks Group Co. Ltd., for our Tianjin fab from the Tianjin Municipal Water Department and for our Shenzhen facility from Grand Industrial Zone Water Company of Shenzhen. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing and Tianjin facilities, and our water recycling systems in each of our fabs allow us to recycle up to 70% of the water used during the manufacturing process. The Beijing site is also equipped to use recycled/treated industrial waste water from the Beijing Economic and Technological Development Area for non-critical operations.

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

Encouragement of Domestic Investment in ICPEs

Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on March 27, 2011 and amended on February 16, 2013, the Chinese government encourages (i) the design of integrated circuits, (ii) the fabrication of integrated circuits with a line width of less than 0.8 micron (including 0.8 micron) and (iii) the advanced packaging and testing of BGA, PGA, CSP and MCM. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006, 2008 and 2012, as well as in the General Administration of Customs’ announcement on the relevant matters arising from the implementation of the Industrial Restructuring Guidance Catalogue (2011) by the customs (Announcement No. 36 [2011]of the General Administration of Customs) and the Notice of the State Council on Adjusting the Taxation Policies for Imported Equipment (Guo Fa [1997] No.37).

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

Preferential Taxation Policies

SMIC is incorporated in the Cayman Islands and not currently subject to taxation in the Cayman Islands.

The Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. As a result, the applicable tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.

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

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No.43”), clarifying that the assertion and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is pursuant to Circular No.1.

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

•                  the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987 and revised at the tenth meeting of the Standing Committee of the Eleventh National People’s Congress on August 27, 2009. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•                  the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, first amended by the Ninth National People’s Congress on October 27,2001and amended again by the Eleventh National People’s Congress on February 26, 2010;

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

The protection period of the proprietary rights in a layout design is ten years, commencing from the date of the application for registration of the layout design or the date that it is first put into commercial use anywhere in the world, whichever is earlier. However, regardless of whether or not a layout design is registered, or whether or not it is put into commercial use, it is not protected after 15 years from the time of its creation.

Registration of a Layout Design

The administrative departments of the State Council responsible for intellectual property are responsible for the registration of layout designs and accepting applications for the registration of layout designs. If an application for a layout design registration is not made with the administrative department of the State Council responsible for intellectual property within two years after it has been first put into commercial use anywhere in the world, the administrative department of the State Council responsible for intellectual property will not register the application. A holder of proprietary rights in a layout design may transfer the proprietary rights or give permission for other parties to use the layout design.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, three years after a patent right is granted and four years after a patent application is filed, any person or enterprise that has made good faith reasonable proposals to the holder of proprietary rights seeking a license to such right, but has been unable to obtain such license after an extended period of time, may request the administrative department responsible for patents under the State Council to grant a compulsory license for the relevant patent, provided that the patent owner fails to exploit or fails to adequately exploit the patent without justified reasons. However, where a compulsory license involves semiconductor technology, the implementation of a compulsory license is restricted to public and non-commercial uses, or to uses that counteract anti- competitive actions, as determined by judicial or administrative procedures.

PRC Tax for “Resident Enterprises”

Under China’s EIT Law, an enterprise established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC is treated as a resident enterprise for PRC tax purpose. If we are classified as a “resident enterprise” in China, we could be subject to unfavorable tax consequences to us and our non-PRC shareholders. The implementing rules of the EIT Law define de facto management bodies as “management bodies that exercises substantial and overall management and control over the production and operations, personnel, accounting, and  properties” of the enterprise. In April 2009, the State Administration of Taxation further specified criteria for the determination of the location of ‘‘de facto management bodies’’ for foreign enterprises, which include: (i) the enterprise’s day-to-day operational management is primarily exercised in the PRC, (ii) decisions relating to the enterprise’s financial  and human resource matters are made or subject to approval by organisations or personnel in the PRC, (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC.

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

Environmental Regulations

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

C.           Organizational Structure

We operate primarily through SMIC Shanghai, SMIC Beijing and SMIC Tianjin in China. The chart below sets forth also our other significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2013:

		Direct or Indirect
		equity
	Place and date of	ownership	Principal
Name of company	incorporation/establishment	held	Activity

Better Way Enterprises Limited (“Better Way”)*	Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	PRC September 30, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation#	PRC December 29, 2005	100%	Construction, operation and management of SMICD’s living quarters, schools and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products
Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Solar Cell (HK) Company Limited (“SMIC Solar Cell (HK)”)*	Hong Kong December 3, 2007	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong March 20, 2008	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation #	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor Shanghai Corporation Limited#	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (SMNC)*	PRC July 12, 2013	55%	Manufacturing and trading of semiconductor products

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

Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

	Size		Owned(1)or
Location	(Land/Building)	Primary Use	Leased
(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/201,772	Wafer fabrication	owned/owned

Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned

Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned

Shenzhen Export Processing Zone, Shenzhen Pingshan NewArea, Guangdong	200,060/na	Wafer fabrication	owned/na

Japan	na/35	Marketing activities	na/leased

USA	na/533	Marketing activities	na/leased

Italy	na/280	Marketing activities	na/leased

Taiwan	na/500	Marketing activities	na/leased

Hong Kong(2)	na/300	Representative Office	na/owned

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

The construction of our 8-inch fab in Shenzhen began in 2008 in an effort to expand our production capacity. Our Shenzhen project has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. This project remained as a construction in progress as of December 31, 2013. See “Item 3.D - Risk Factors - Risks Related to Our Financial Condition and Business.”

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

Item 4A. Unresolved Staff Comments

Not applicable

Item 5.                      Operating and Financial Review and Prospects

We are dually listed on the New York Stock Exchange and Hong Kong Stock Exchange. In order to improve comparability with peers within semiconductor industry and reduce the cost of financial reporting under different accounting frameworks, we started to prepare our annual consolidated financial statements in accordance with IFRS as of and for the year ended December 31, 2012. Previously, we prepared our annual consolidated financial statements in accordance with U.S. GAAP. We have adjusted our consolidated financial information as of and for the year ended December 31, 2011 in accordance with IFRS and financial information set forth in this annual report as of and for the year ended December 31, 2011 may differ from information previously published.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, December 31, 2011, 2012 and 2013. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D - Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                   Operating Results

Overview

Our operations are primarily based in China. We continued to achieve profitability on a full-year basis. In 2013 we achieved total sales of US$2,069 million, compared to US$1,701.6 million in 2012. We recorded annual profit of US$174.5 million and generated US$738.0 million in cash from operating activities in 2013, compared to annual profit of US$22.5 million and US$435.2 million in cash from operating activities in 2012.

In the fourth quarter of 2012, our 40/45nm process began mass production, and revenue contribution from our 40/45nm process has climbed from 2.6% in the fourth quarter of 2012 to 16.3% in the fourth quarter of 2013. In terms of advanced process research and development, we have completed the 28nm process development in the fourth quarter of 2013 as planned.

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

Substantial Capital Expenditures

The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$765 million, US$499 million, and US$770 million, in 2011, 2012 and 2013, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$518.8 million, US$531.8 million, and US$501.9 million in 2011, 2012 and 2013, respectively.

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$191.5 million in 2011, US$193.6 million in 2012 and US$145.3 million in 2013 on research and development expenses, which represented 14.5%, 11.4% and 7.0% respectively, of our sales for 2011, 2012 and 2013. Our research and development costs are partially offset by related government fundings and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2014 for foundry operations will be approximately US$880 million, subject to adjustment based on market conditions. We estimate that US$570 million of these capital expenditures will be used for SMNC, our majority owned subsidiary in Beijing, which is 55% funded by the Company and 45% funded by the other shareholders of the entity. In addition, we have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. Our actual expenditures may differ from our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations and will adjust our capital expenditures plans as necessary.

Capacity Expansion

We have expanded, and plan to continue to expand, our capacity through internal growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We anticipate increasing our existing 8-inch capacities from 126,000 wafers per month to 135,000 wafers per month and increasing the capacity of our Shanghai 12-inch facility from 12,000 12-inch wafers per month to 14,000 12-inch wafers per month in 2014 subject to market conditions.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped increased from US$767 per wafer in 2012 to US$804 per wafer in 2013.

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

Prices for wafers of a given level of technology generally decline over the relevant process technology life cycle. As a result, we and our competitors are continuously in the process of developing and acquiring more advanced process technologies and migrating our customers to use such technologies to maintain or improve our profit margins. This technology migration requires continuous investment in research and development and technology-related acquisitions, and we may spend a substantial amount of capital on upgrading our technologies.

Capacity Utilization Rates

Operations at or near full capacity utilization have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed or semi-fixed nature. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our capacity utilization rates have varied from period to period mainly due to the mix of wafers produced and fluctuations in customer orders. Our capacity utilization rate was 68.9% in 2011, 88.3% in 2012 and 90.7% in 2013. Factors affecting capacity utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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

In order to remain technologically competitive in the semiconductor industry, we have entered into technology transfer and technology license arrangements with third parties in an attempt to advance our process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight- line basis over the estimated useful life of the asset. We routinely review the remaining estimated useful lives of these intangible assets and deferred costs. We also evaluate these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, we will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

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

For further discussion on our share-based employee compensation plans see “Item 6.E — Directors, Senior Management and Employees — Share Ownership.”

Taxes

As a company incorporated in the Cayman Islands, we are not subject to taxation in the Cayman Islands.

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

A deferred tax asset of US$0.4 million and nil has been recognized in our consolidated statement of financial position as of December 31, 2012 and 2013, respectively, in relation to unused tax losses. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. For further details on taxes see “Note 9 to Consolidated Financial Statements”.

Fair value measurements and valuation processes

Some of our assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, we use market-observable data to the extent it is available. Where Level 1 inputs are not available, we engage third party qualified appraisers to perform the valuation.

We use valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments.

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

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•                                         Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•                                         Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•                                         Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As of December 31, 2013, we do not anticipate that the investment entities amendments will have any effect on the Company’s consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

We do not anticipate that the application of these amendments to IAS 32 will have a significant impact on our consolidated financial statements as we do not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

We do not anticipate that the application of these amendments to IAS 36 will have a significant impact on the Company’s consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness.

We do not anticipate that the application of these amendments to IAS 39 will have any effect on the Company’s consolidated financial statements as the Company does not have any derivatives that are subject to novation.

Incentives from the Chinese government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries as qualified integrated circuit production enterprises (ICPE) from the Chinese government. Our Shanghai, Beijing, and Tianjin subsidiaries are qualified as ICPEs under the Integrated Circuit Policies. Under these policies, ICPEs whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to the benefits listed below. For a more detailed discussion of these incentives, see “Item 4.B-Information on the Company—Business Overview —Regulation.”

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

	For the year ended December 31,
	2011	2012	2013
	(in US$ thousands, except for earnings per share)
Revenue	1,319,466	1,701,598	2,068,964
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)
Gross profit	101,941	348,763	438,436
Research and development expenses	(191,473)	(193,569)	(145,314)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)
General and administration expenses	(57,435)	(107,313)	(138,167)
Other operating income (expense)	(11,190)	19,117	67,870
Profit (loss) from operations	(190,716)	35,513	187,087
Interest income	4,724	5,390	5,888
Finance costs	(21,903)	(39,460)	(34,392)
Foreign exchange gains or losses	17,589	3,895	13,726
Other gains or losses	6,709	6,398	4,010
Share of profits of associates	4,479	1,703	2,278
Profit (loss) before tax	(179,118)	13,439	178,597
Income tax benefit (expense)	(82,503)	9,102	(4,130)
Profit (loss) for the year from continuing operations	(261,621)	22,541	174,467
Discontinued operations
Profit for the year from discontinued operations	14,741	—	—
Profit (loss) for the year	(246,880)	22,541	174,467
Other comprehensive income
Exchange differences on translating foreign operations	4,938	70	731
Total comprehensive income (expense) for the year	(241,942)	22,611	175,198
Profit (loss) for the year attributable to:
Owners of the Company	(246,817)	22,771	173,177
Non-controlling interests	(63)	(230)	1,290
	(246,880)	22,541	174,467
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	(241,879)	22,841	173,908
Non-controlling interests	(63)	(230)	1,290
	(241,942)	22,611	175,198
Earnings (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01
Diluted	$(0.01)	$0.00	$0.01
From continuing operations
Basic	$(0.01)	$0.00	$0.01
Diluted	$(0.01)	$0.00	$0.01

Revenue

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services.

In 2013, fabless semiconductor companies accounted for 87.7%, IDMs accounted for 6.2% and systems and other companies accounted for 6.1%, respectively, of our sales. A significant portion of our net sales is attributable to a   relatively small number of our customers. In 2011, 2012, and 2013 our five largest customers accounted for approximately 49.3%, 56.0% and 52.3%, respectively of our sales.

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

Income (expenses) and gains (loss) from operations

•                  Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, contracted technology development costs, and the costs associated with the ramp-up of new fabs. Research and development expenses are partially offset by related government fundings.

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

•                  Other operating income (loss). Other operating income (loss) consist primarily of gains or loss arising from disposal of our living quarters, gains or loss arising from disposal of subsidiaries and impairment loss of long-lived assets.

Finance cost

Our finance costs consist of:

•                  interest expenses, net of capitalized portions and government fundings, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free promissory note; and

•                  accretion of interest to preferred shareholders of subsidiaries.

Other gains or losses

Our other gains or losses mainly consist of:

•                  gains and losses from our schools, kindergartens and living quarters; and

•                  the payment of land idling tax charged by the local government in 2013.

Comparison of the Years Ended December 31, 2011, 2012 and 2013

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

Revenue increased by 21.6% from US$1,701.6 million for 2012 to US$2,069.0 million for 2013, primarily due to successful ramping up of Shanghai 12-inch fab in 2013 and a significant increase in China sales. For the full year of 2013, the overall wafer shipments were 2,574,119 units of 8-inch equivalent wafers, up 16.1% from the prior year.

The average selling price of the wafers we shipped increased from US$767 per wafer in 2012 to US$804 in 2013. The percentage of wafer revenues from advanced 40/45 technologies increased from 1.1% in 2012 to 12.1% in 2013.

Cost of sales and gross profit

Cost of sales increased from US$1,352.8 million for 2012 to US$1,630.5 million for 2013, primarily due to the increase of advanced node shipment with higher production cost. Out of the total cost of sales, US$474.8 million and US$403.0 million were attributable to depreciation and amortization for the years ended December 31, 2013 and 2012, respectively.

Our gross profit was US$438.4 million for 2013 compared to US$348.8 million in 2012, representing an increase of 25.7%. Gross margin was 21.2% in 2013 compared to 20.5% in 2012. The increase in gross margin was primarily due to higher overall utilization in 2013.

Profit for the year from operations

Profit from operations increased from US$35.5 million for the year ended December 31, 2012 to US$187.1 million for the year ended December 31, 2013 primarily due to 1) shipment increase and high utilization in 2013, 2) Shanghai 12- inch fab successfully ramping up and reducing per wafer cost, 3) increase of fab efficiency and cost saving, 4) gain arising from the disposal of part of the living quarters in Shanghai, and 5) gain arising from the disposal of our total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan.

Research and development expenses decreased by 24.9% from US$193.6 million for the year ended December 31, 2012 to US$145.3 million for the year ended December 31, 2013. The decrease was mainly due to the Shanghai 12-inch fab commencing volume production in the fourth quarter of 2012 after which the related fab expense was recorded in cost of sales.

General and administrative expenses increased by 28.8% from US$107.3 million for the year ended December 31, 2012 to US$138.2 million for the year ended December 31, 2013. The increase was primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2013.

Sales and marketing expenses increased by 13.5% from US$31.5 million for the year ended December 31, 2012 to US$35.7 million for the year ended December 31, 2013. The increase was primarily due to an increase in employee bonus.

Other operating income was US$67.9 million and US$19.1 million for the year ended December 31, 2013 and 2012, respectively, and the increase was due to 1) the gains arising from the disposal of part of our living quarters in Shanghai, 2) the gains arising from the disposal of our total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan and 3) the gain arising from the deconsolidation of Brite Semiconductor Corporation and its subsidiaries, or Brite due to loss of control.

As a result, our profit from operations was US$187.1 million for the year ended December 31, 2013 compared to US$35.5 million for the year ended December 31, 2012.

Disposal of SMIC (Wuhan) Development Corporation

In 2013, we entered into a sale agreement with a third-party buyer to dispose of our 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on which date we lost control of WHDM. The amount of the consideration was US$60.4 million and we recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan, which was not our major line of business. Therefore, the disposal of WHDM was not classified as a discontinued operation.

Deconsolidation of Brite Semiconductor Corporation and Its Subsidiaries

On December 30, 2013, all the directors of Brite, a company in which we hold a 48.7% equity interest, adopted and approved by unanimous written consent the amended and restated articles of association, the amended and restated investor rights agreement and the amended and restated voting agreement of Brite. As a result, we lost control of Brite but still have significant influence over it. There was no cash consideration associated with this change. We recorded our ownership interest of Brite as investment in associate and recognized a deconsolidation gain due to loss of control of US$5.4 million. Brite is mainly engaged in design service, which is not our major line of business. Therefore, the deconsolidation of Brite due to loss of control was not classified as a discontinued operation.

Profit for the Year

Due to the factors described above, we recorded a profit of US$174.5 million in 2013 compared to US$22.5 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Revenue increased by 29.0% from US$1,319.5 million for 2011 to US$1,701.6 million for 2012, primarily due to an increase in overall wafer shipments. For the full year of 2012, the overall wafer shipments were 2,217,287 units of 8-inch equivalent wafers, up 30.2% from the prior year.

The average selling price of the wafers we shipped decreased from US$775 per wafer in 2011 to US$767 in 2012. The percentage of wafer revenues from advanced technologies, 90nm and below increased from 28.4% to 41.7% between these two years.

Cost of sales and gross profit

Cost of sales increased by 11.1% from US$1,217.5 million for 2011 to US$1,352.8 million for 2012, primarily due to an increase in overall wafer shipments. Out of the total cost of sales US$403.0 million and US$415.6 million was attributable to depreciation and amortization for the years ended December 31, 2012 and 2011, respectively.

Our gross profit was US$348.8 million for 2012 compared to US$101.9 million in 2011. Gross margins were 20.5% in 2012 compared to 7.7% in 2011. The increase in gross margins was primarily due to an increase in the production volume which resulted in higher in revenues and utilization improvement.

Profit (loss) for the year from operations

Profit (loss) from operations improved from US$(190.7) million for the year ended December 31, 2011 to US$35.5 million for the year ended December 31, 2012 primarily due to 1) an increase in the production volume which resulted in higher revenues and utilization improvements, 2) the gains arising from the disposal of part of our living quarters in Shanghai during 2012 and 3) the impairment loss of long-lived assets in 2011.

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

Other operating income (expense) was US$19.1 million and US$(11.2) million for the year ended December 31, 2012 and 2011, respectively, and the improvement was due to 1) the gains arising from the disposal of part of our living quarters in Shanghai during 2012 and 2) the impairment loss of long-lived assets in 2011.

As a result, our profit (loss) from operations was US$35.5 million for the year ended December 31, 2012 compared to US$(190.7) million for the year ended December 31, 2011.

Discontinued Operations

On March 1, 2011, we sold our majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. We retained a 10% interest in AT and account for such investment as available-for-sale investments as we no longer have a controlling financial interest nor significant influence over AT. We reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by us in conjunction with the disposition.

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

B.           Liquidity and Capital Resources

We anticipate our working capital to be sufficient for our present requirements. We will require access to significant capital to fund our future capital expenditures and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. In 2013, we entered into a subscription agreement in respect of the issue of US$200 million zero coupon convertible bonds. SMIC Shanghai entered into a new seven-year loan facility in the aggregate principal amount of US$470 million with five banks. SMIC Beijing entered into a new USD loan, a twenty-six- month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China. We anticipate that the cash flows from operations in 2014 and the proceeds from the new loans and the convertible bonds issued will be sufficient to meet our capital expenditures requirement. If necessary, we will also explore other forms of external financing.

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

	For the Years Ended December 31,
	2011	2012	2013
		(in US$ thousands)
Cash Flow Data:
Profit (loss) for the year	(246,880)	22,541	174,467
Non-cash adjustment to reconcile profit to net operating cash flow:
Depreciation and amortization	551,857	566,899	546,910
Net cash from operating activities	379,368	435,166	738,016
Payments for property, plant and equipment	(931,574)	(400,291)	(650,160)
Net cash used in investing activities	(903,641)	(522,277)	(807,467)
Net cash from financing activities	268,855	184,101	173,458
Net increase (decrease) in cash and cash equivalents	(255,418)	96,990	104,007

Operating Activities

As of December 31, 2013, we had US$462.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2013 was US$738.0 million, which was primarily due to the net profit of US$174.5 million, an increase of US$33.4 million in trade and other receivables and the add-back of US$546.9 million in depreciation and amortization.

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

As of December 31, 2011, we had US$261.6 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2011 was US$379.4 million, which was primarily due to the net loss of US$246.9 million, a decrease of US$73.1 million in trade and other receivables, an increase of US$60.2 million in restricted cash, an increase of US$41.2 million in prepaid operating expense, and the add-back of US$551.9 million in depreciation and amortization.

Investing Activities

Our net cash used in investing activities was US$807.5 million in 2013, US$522.3 million in 2012 and US$903.6 million in 2011. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing and Tianjin.

Financing Activities

Our net cash from financing activities in 2013 was US$173.5 million. This was primarily derived from US$905.1 million in the proceeds from borrowings, US$1,008.7 million in the repayment of borrowings, US$195.7 million in the proceeds from issuance of convertible bonds, US$108.0 million in the capital contribution from non-controlling interest and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2012 was US$184.1 million. This was primarily derived from US$1,541.5 million in the proceeds from borrowings, US$1,328.0 million in the repayment of borrowings and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2011 was US$268.9 million. This was primarily derived from US$308.3 million in the proceeds from issuance of convertible preferred shares, US$1,326.4 million in proceeds from borrowings, US$1,339.3 million in the repayment of borrowings and US$30.0 million in the repayment of promissory notes.

Capital Expenditures

We incurred capital expenditures of US$765 million, US$499 million and US$770 million in 2011, 2012 and 2013, respectively. We currently expect our capital expenditures in 2014 for foundry operations to be approximately US$880 million, subject to adjustment based on market conditions, of which around US$570 million is for SMNC, our majority owned subsidiary in Beijing, which is 55% funded by the Company and 45% funded by the other shareholders of the entity. In addition, we have budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. We plan to finance our substantial capital expenditure requirements through funds generated from a combination of cash from operations, bank borrowing, and debt or equity issuances.

The construction in progress balance of approximately US$472.7 million as of December 31, 2013, primarily consisted of US$130.5 million and US$208.7 million of the manufacturing equipment acquired to further expand the production capacity at the 12-inch fabs in Beijing and Shanghai, respectively, and $102.1 million related to the ongoing 8-inch wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. Our Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. We purchased US$10.6 million facilities and equipment in 2013 in preparation for the Shenzhen project. We will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$31.4 million was spent on various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2014.

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

Commitments

As of December 31, 2013, we had commitments of US$114.9 million for facilities construction obligations in connection with the construction of our Shanghai, Beijing and Tianjin facilities. We had commitments of US$178.4 million to purchase machinery and equipment for Shanghai, Beijing, Tianjin and SilTech Semiconductor Shanghai Corporation (“SilTech”) fabs and US$10.1 million to purchase intellectual property. For additional information, see “Item 5.A — Operating and Financial Review and Prospects - Operating Results. As of December 31, 2013, our outstanding long-term liabilities primarily consisted of US$721.0 million in secured bank loans, US$50.8 million in unsecured bank loans and US$180.6 million in convertible bonds, which are repayable starting in March 2014, with the last payment due in March 2019.

Bank Borrowing

2011 EXIM Bank USD loan (SMIC Shanghai)

In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into the Shanghai EXIM Bank USD loan I, a two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIC Shanghai’s 12-inch fab. SMIC Shanghai repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIC Shanghai had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

2012 EXIM Bank USD loan (SMIC Shanghai)

In October 2012, SMIC Shanghai entered into the Shanghai EXIM Bank USD loan II, a two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIC Shanghai. This two-year bank facility was used to finance the planned expansion for SMIC Shanghai’s 12-inch fab. SMIC Shanghai repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIC Shanghai had no outstanding balance of the facility. The interest rate ranged from 4.0% to 5.0% during 2013.

2012 USD Loan (SMIC Shanghai)

In March 2012, SMIC Shanghai entered into a loan facility in the aggregate principal amount of US$268 million with a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIC Shanghai’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIC Shanghai’s 8- inch fabs, buildings and land use right of SMIC Shanghai. As of December 31, 2013, SMIC Shanghai had drawn down US$268 million and repaid US$67 million on this loan facility. The outstanding balance of US$201 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.6% to 4.2% in 2013. This syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIC Shanghai was in compliance with these covenants as of December 31, 2013.

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

SMIC Shanghai was in compliance with these covenants as of December 31, 2013.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIC Shanghai entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIC Shanghai’s 12-inch fab. The facility was secured by the manufacturing equipment located in the SMIC Shanghai 12-inch fabs and buildings of SMIC Shanghai. As of December 31, 2013, SMIC Shanghai had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2013.

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

1.                     (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.                     (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 550% in 2013, and less than 1000% after 2013; or

3.                     (Total Equity - Acquired Intangible Assets Net) is less than US$800 million in 2013, and less than US$1,000 million after 2013.

SMIC Shanghai was in compliance with these covenants as of December 31, 2013.

2011 EXIM USD and RMB Loan (SMIC Beijing)

In September 2011, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a USD and RMB loan, a two-year working capital loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIC Beijing repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIC Beijing had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.1% to 6.5% in 2013.

2012 EXIM USD Loan (SMIC Beijing)

In March 2012, SMIC Beijing entered into an unsecured USD loan, a two-year working capital loan facility in the principal amount of US$30 million with The Export-Import Bank of China. This two-year bank facility was used for working capital purpose. SMIC Beijing repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIC Beijing had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

2012 USD Loan (SMIC Beijing)

In March 2012, SMIC Beijing entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIC Beijing’s 12-inch fabs. The facility was secured by the manufacturing equipment located in the SMIC Beijing and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) fabs, and 100% equity of SMIC Beijing and SMIC Tianjin. On September 26, 2013, SMIC Beijing and the syndicate amended the loan facility amount to US$260 million. As of December 31, 2013, SMIC Beijing had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2019. The interest rate on this loan facility ranged from 5.8% to 6.2% in 2013.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.                     Total Liabilities / Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.                     (Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/ (Principal + Interest Expenses) is less than 100%

SMIC Beijing was in compliance with these covenants as of December 31, 2013.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, SMIC Beijing entered into a new unsecured USD loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China. This twenty- six-month bank facility was used for working capital purposes. As of December 31, 2013, SMIC Beijing had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3% to 4% in 2013.

2013 CIC RMB Entrust Loan (SMIC Beijing)

In June 2013, SMIC Beijing entered into a new unsecured RMB loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million (approximately US$11.5 million) with China Investment Development Corporation through China CITIC Bank. This two-year entrust loan facility was used for working capital purposes. As of December 31, 2013, SMIC Beijing had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.8 million) is repayable in June 2015. The interest rate on this loan facility was 12% in 2013

Short-term Credit Agreements

As of December 31, 2013, we had 28 short-term credit agreements that provided total credit facilities of up to US$1.1 billion on a revolving credit basis. As of December 31, 2013, we had drawn down US$219.7 million under these credit agreements and US$927.5 million was available for future trading and borrowing. The outstanding borrowings under the credit agreements are unsecured, except for US$18.2 million, which is secured by time deposits of US$29.1 million. The interest rate ranged from 0.31% to 6.69% in 2013.

In May 2012, SMIC Shanghai entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD loan (SMIC Shanghai) described above constituted part of this strategic framework credit facility.

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

C.           Research and Development, Patents and Licenses, etc.

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$191.5 million, US$193.6 million and US$145.3 million, respectively in 2011, 2012 and 2013 on research and development expenses, which represented 14.5%, 11.4% and 7.0% respectively, of our sales in those respective years. Our research and development costs were partially offset by related government fundings of US$42.6 million, US$31.0 million and US$26.9 in 2011, 2012 and 2013, respectively, and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2014.

The research and development (R&D) efforts in 2011, 2012 and 2013 were focused primarily on advanced logic and system-on-chip (SOC) process technologies. We achieved many significant milestones in 2013. In the area of advanced logic process technologies, both the High- K-Metal-Gate (HKMG) and the PolySiON R&D programs on the 28nm node have successfully reached process freeze in the fourth quarter of 2013 as planned. Both technologies are on schedule to be fully qualified through Multi-Project Wafers (MPWs) and New Tape Outs (NTOs) and we are targeting volume production in 2015. Early R&D work on 20nm planar and 14nm FinFET process technologies have begun and we have established process baselines in 2013. In the area of non-volatile memory process technologies, four of China’s six bank card IC design houses adopted our eEEPROM platform, which has been certified by China Union Pay. Two SIM card NTOs on 55nm eFlash were taped out in 2013. We expect that in 2014, a number of differentiated technologies will begin revenue contribution.

The building and strengthening of SMIC’s technology R&D organization continued in 2013 through further optimizations on organization structure and resource distribution to improve operational efficiency and to address the ever growing business demands on advanced technologies as well as mature technology enhancements. During 2013, SMIC achieved over 1,500 patent filings as a result of its technology R&D activities.

As of December 31, 2013, we had been granted 3,719 patents worldwide, of which, 60 were in Taiwan, 318 were in the U.S., 3,328 were in China, and 13 were in other jurisdictions.

D.           Trend Information

See “Item 5 — Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

E.           Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

F.            Tabular Disclosure of Contractual Obligations

Set forth in the table below are the aggregate amounts, as of December 31, 2013, of our future cash payment obligations under our existing contractual arrangements on a consolidated basis:

	Payments due by period
	(consolidated, in US$ thousands)
		Less than 1
Contractual obligations	Total	year	1 - 3 years	3 - 5 years	After 5 years
Short-Term Borrowings(1)	219,727	219,727	—	—	—
Secured Long-Term Loans(1)	771,795	170,820	348,825	229,130	23,020
Purchase Obligations(2)	303,407	303,407	—	—	—
Total Contractual Obligations	1,294,929	693,954	348,825	229,130	23,020

(1)         These amounts represent outstanding borrowings. Refer to F-67, “Borrowings”, for a description of the short-term and long-term borrowings.

(2)         Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

Item 6.                         Directors, Senior Management and Employees

A.           Directors and Senior Management

Members of our Board are elected by our shareholders. As of March 31, 2014, our Board consists of ten directors, and two alternate directors.

Our executive officers are appointed by, and serve at the discretion of, our Board. The following table sets forth the names, ages and positions of our directors and executive officers as of March 31, 2014.

Name	Age	Position
Directors
Zhang Wenyi	67	Chairman and Executive Director
Tzu-Yin Chiu	57	Chief Executive Officer and Executive Director
Gao Yonggang*	49	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Chen Shanzhi	45	Non-Executive Director
Zhou Jie	46	Non-Executive Director
Lawrence Juen-Yee Lau	69	Non-Executive Director
Lip-BuTan	54	Independent Non-Executive Director
Frank Meng	53	Independent Non-Executive Director
William Tudor Brown	55	Independent Non-Executive Director
Sean Maloney	57	Independent Non-Executive Director
Datong Chen	59	Alternate Director to Lawrence Juen-Yee Lau
Li Yonghua	39	Alternate Director to Chen Shanzhi
Senior Management
Tzu-Yin Chiu	57	Chief Executive Officer and Executive Director
Yonggang Gao	49	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Haijun Zhao	50	Chief Operating Officer and Executive Vice President
Dong Cui	42	Executive Vice President, Investment & Strategic Business Development
Shiuh-Wuu Lee	66	Executive Vice President, Technology Development
Jyishyang Liu	61	Executive Vice President, Engineering & Services
Mike Rekuc	65	Executive Vice President, Worldwide Sales & Marketing
John Peng	49	Associate Vice President, General Manager of China Business Unit

*                                           Dr. Gao Yonggang has been redesignated as an executive Director since June 17, 2013. He was appointed as our Chief Financial Officer on February 17, 2014.

Datang Telecom Technology & Industry Holdings Co., Ltd., or Datang Telecom, has the right to nominate two members of our board of directors pursuant to the Share Purchase Agreement between us and Datang Telecom dated November 6, 2008, and Country Hill Limited (“Country Hill”), a wholly-owned subsidiary of Bridge Hill Investments Limited which is a subsidiary controlled by China Investment Corporation (“CIC”), has the right to nominate one member of our board of directors pursuant to the Share Subscription Agreement between us and Country Hill dated April 18, 2012. Save as disclosed above, no other shareholder has a contractual right to designate a person to be elected to our board of directors.

There are no family relationships among any of our directors and executive officers.

Board of Directors

Zhang Wenyi

Chairman of the Board & Executive Director

Mr. Zhang Wenyi joined SMIC in 2011 and is currently the Chairman of the Board. He is also a director of several subsidiaries of SMIC. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the Board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and Chairman of the Board of Hua Hong Group’s subsidiary Shanghai Hua Hong NEC Electronics Co., Ltd., where he successfully transformed its business model into that of a foundry services company. He was also Chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and General Manager of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang is also the honorary chairman of China Semiconductor Industry Association. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He was a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an independent director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), Chairman of the Board of Semiconductor Manufacturing North China (Beijing) Corporation as well as chairman of the board of directors of Brite Semiconductor Corporation.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu holds 40 semiconductor technology patents with 60 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He was appointed as the Chief Financial Officer of the Company on February 17, 2014. Dr. Gao remains as a director of two subsidiaries of the Company, namely Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as chief financial officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi- Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology& Industry Holdings Co., Ltd. Dr. Gao is a standing committee member of Accounting Society of China. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia.

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

Lawrence Juen-Yee Lau

Non-Executive Director

Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999 as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Economics, Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen, as well as a director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region, and chairman of its Governance Sub-Committees and a member of its Currency Board Sub-Committee, and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also an independent non-executive director of CNOOC Limited and an independent director of Far EasTone Telecommunications Company, Limited.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”) and an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited (“SIHL”). He is a non-executive director of Shanghai Pharmaceuticals Holding Co., Ltd. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has nearly 20 years’ experience in corporate management, investment banking and capital market operation.

Frank Meng

Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been in the telecommunications and semiconductor industries for over 20 years. He received his BS degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined 21Vianet Group, Inc. as President in July 2013, where he is responsible for the company’s strategic planning, branding and marketing, government affairs and strategic initiatives. Prior to joining 21Vianet, Mr. Meng served as Senior Vice President and President of Greater China for Motorola Mobility, LLC, a wholly owned subsidiary of Google Inc., where he managed all the aspects of the company’s business and sales operations in mainland China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. Prior to joining Qualcomm, he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, United Overseas Bank, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Sean Maloney

Independent Non-Executive Director

Mr. Sean Maloney has been a Director since 2013. Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co-General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including:  data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a master’s degree (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to February 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He currently sits on the advisory board of Annapurna Labs. Currently, Mr. Brown is a director of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology.

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

Li Yonghua

Alternate Director to Dr. Chen Shanzhi

Mr. Li Yonghua has been an alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, since October 2013. Mr. Li is currently General Legal Consultant of the China Academy of Telecommunications Technology. Since August 2010, Mr. Li has been a director of Datang Telecom Technology Co., Ltd. (a company listed on the Shanghai Stock Exchange). Mr. Li has also served as General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd. since June 2011 and December 2011, respectively. Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005. He was legal manager of Jinbangxin Assets Management Company and Chief Law Officer of Hanwang Technology Co., Ltd. He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010. Mr. Li holds a Bachelor of Law degree from Shandong Normal University and a Master of Law degree from Peking University.

Mr. Tsuyoshi Kawanishi, having reached retirement age, did not offer himself for re-election as a Class III Director and retired as an Independent Non-executive Director upon the conclusion of our annual general meeting held on June 13, 2013 in accordance with Article 90 of our Articles of Association.

Senior Management

Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Biographical details are set out in the above Board of Directors section.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic planning & Executive Director

Biographical details are set out in the above Board of Directors section.

Haijun Zhao

Chief Operating Officer and Executive Vice President

Dr. Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the roles as Executive Vice President and Chief Operating Officer. He has 21 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

Dong Cui

Executive Vice President, Investment and Strategic Business Development

Mr. Cui Dong joined SMIC in September 2011 as Associate Vice President. In June 2012, he was promoted to Senior Vice President, initially overseeing Administration and Public Affairs. As of March 2013, he oversees Investment and Strategic Business Development and on April 25, 2013, he took on the role as Executive Vice President. Prior to joining SMIC, from 2009 to 2011, Mr. Cui was President of China Electronics Corporation Hua Hong International Inc. and its investment management arm in Silicon Valley, CEC Capital Management LLC (CEC Capital). From 2002 to 2009, he was Vice President of Shanghai Hua Hong International Inc. and its investment management arm, Hua Hong International USA, LLC, which focused on venture capital investment in the semiconductor industry. From 1998 to 2002, Mr. Cui served as the deputy director of the office of the board of Shanghai Hua Hong Group and later as director of its Beijing representative office. From 1996 to 1998, Mr. Cui was the executive secretary of the general office of the Ministry of Electronics Industry. Mr. Cui received a BA in Chinese Language and Literature from Beijing Normal University, an MS in Management Science and Engineering from Tongji University, Shanghai, an MS in Finance from Golden Gate University, and a Certificate of Accounting in Tax from De Anza College. He has a total of 18 years of experience in the semiconductor industry.

Shiuh-Wuu Lee

Executive Vice President, Technology Development

Dr. Shiuh-Wuu Lee joined SMIC in 2010, and was named Vice President of Technology Development in September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. Dr. Lee has over 30 years of experience in the semiconductor industry. Prior to arriving at SMIC, he distinguished himself at Intel Corporation and AT&T Bell Laboratories, where he was engaged in logic technology development and developed state-of-the-art tools for microprocessor design. He twice received the Distinguished Technical Achievement award at Bell Labs, served as a technical director at Intel and was elected an Intel Fellow in 2004, the company’s highest technical honor. Dr. Lee received his Ph.D. from the University of Michigan. He is actively involved in semiconductor technology conferences, and he has 54 published technical journal and conference papers. He is the holder of three patents.

Jyishyang Liu

Executive Vice President, Engineering & Services

Dr Jyishyang Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. He has 28 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

Mike Rekuc

Executive Vice President, Worldwide Sales and Marketing

Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing and on April 25, 2013, he took on the role as Executive Vice President. Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, he was Senior Vice President of Sales and Marketing and President of the Americas Region for Singapore-based Chartered Semiconductor (now part of GlobalFoundries) from 1999 to 2010. Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

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

B.           Director and Executive Compensation

Details of the emoluments paid or payable by us to our directors, including Tzu-Yin Chiu, our chief executive officer and executive director and Gao Yonggang, our chief financial officer and executive director, in 2013 are set out as below:

		Employee settled
	Salaried and	share-base	Total
	wages	payment	remuneration
	(in US$ thousands)
Executive Directors:
Zhang Wenyi	391	274	665
Tzu-Yin Chiu	963	901	1,864
Gao Yonggang	142	101	243
Non-executive directors:
Chen Shanzhi	54	10	64
Lawrence Juen-Yee Lau	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
Independent non-executive directors:
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng	54	36	90
Total remuneration	1,756	1,504	3,260

The remuneration paid or payable by us to our senior management personnel, including Tzu-Yin Chiu and Gao Yonggang during the year are as follows:

Year ended 12/31/13
USD’000
Short-term benefits	3,667
Share-based payments	2,526

We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

In 2013, we have granted options to purchase an aggregate of 88,364,005 ordinary shares under our 2004 Stock Option Plan and awarded an aggregate of 17,826,161 restricted share units under our 2004 Equity Incentive Plan to certain of our executive officers. Both our 2004 Stock Option Plan and the 2004 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers in 2013 to purchase ordinary shares under the 2004 Stock Option Plan range from US$0.080 to US$0.082 per share. The expiration dates of these options range from June 10, 2023 to June 16, 2023.

C.           Board Practices

Board of Directors

Our board of directors consists of ten Directors and two alternate Directors. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of our issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re- election at each annual general meeting of shareholders, or AGM. Each class of Director (including all non-executive Directors) will serve a term of three years.

•                          The Class I Directors are Mr. Zhang Wenyi, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown. Dr. Gao was re-elected for a term of three years at the 2011 AGM to hold office until the 2014 AGM, while Mr. Zhang and Dr. Chiu, whose initial appointments as Directors took effect on June 30, 2011 and August 5, 2011 respectively, were re- elected at the 2012 AGM to hold office until the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Brown, whose initial appointment as Director took effect on August 8, 2013, will retire from office at the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association while all other Class I Directors will retire from office at the 2014 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Mr. Zhang, Dr. Chiu, Dr. Gao and Mr. Brown will, being eligible, offer himself for re-election as a Class I Director for a term of three years at the 2014 AGM to hold office until the 2017 AGM.

•                          The Class II Directors are Dr. Chen Shanzhi, Mr. Frank Meng and Mr. Lip-Bu Tan. All Class II Directors were re- elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM.

•                          The Class III Directors are Mr. Zhou Jie, Professor Lawrence Juen-Yee Lau and Mr. Sean Maloney. Mr. Zhou and Professor Lau were re-elected for a term of three years at the 2013 AGM to hold office until the 2016 AGM. Mr. Maloney, whose initial appointment as Director took effect on June 15, 2013, will retire from office at the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Maloney will, being eligible, offer himself for re-election as a Class III Director at the 2014 AGM to hold office until the 2016 AGM.

The following table sets forth the names, classes and appointment commencement dates of our current Directors:

Appointment
Name of Director	Position	Class	Commencement Date
Zhang Wenyi	Chairman and Executive Director	I	2011/6/30
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	I	2011/8/5
Gao Yonggang	Chief Financial Officer, Executive Vice President, Strategic Planning, Executive Director	I	2009/6/23
William Tudor Brown	Independent Non-executive Director	I	2013/8/8
Chen Shanzhi	Non-executive Director	II	2009/6/23
Lip-Bu Tan	Independent Non-executive Director	II	2001/11/3
Frank Meng	Independent Non-executive Director	II	2011/8/23
Sean Maloney	Independent Non-executive Director	III	2013/6/15
Zhou Jie	Non-executive Director	III	2009/1/23
Lawrence Juen-Yee Lau	Non-executive Director	III	2011/6/30
Datong Chen	Alternate Director to Lawrence Juen-Yee Lau	—	2012/5/10
Li Yonghua	Alternate Director to Chen Shanzhi	—	2013/10/22

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

Audit Committee.

Currently, the members of the audit committee are Mr. Lip-Bu Tan (chairman of the audit committee), Mr. Frank Meng and Mr. Zhou Jie. None of these members of the audit committee has been an executive officer or employee of ours or any of our subsidiaries. In addition to acting as member of our audit committee, Mr. Lip-Bu Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general, and in accordance with section 303A.07 (a) of the Listed Company Manual of the New York Stock Exchange, our board of directors considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our audit committee.

The responsibilities of the audit committee include, among other things:

•                  making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of our independent auditor;

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

During 2013, the audit committee reviewed:

•                  our budget for 2013;

•                  the financial reports for the year ended and as of December 31, 2012 and the six month period ended and as of June 30, 2013;

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

The audit committee reports its work, findings, and recommendations to the Board regularly. In addition, the audit committee meets in person with our external auditor at least twice a year.

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

Compensation Committee

The members of our compensation committee currently consist of Mr. Lip-Bu Tan (chairman of the compensation committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members of the compensation committee has been an executive officer or employee of ours or any of our subsidiaries.

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

•                  determining the compensation packages of our executive directors and making recommendations to the Board with respect to non-executive director compensation, including equity- based compensation;

•                  administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the directors, employees and consultants;

•                  reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for our executive officers; and

•                  ensuring appropriate oversight of our human resources policies and reviewing strategies established to fulfill our ethical, legal and human resources responsibilities.

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

•                  the remuneration policy for employees for the year 2013;

•                  the profit-sharing and bonus policies;

•                  the long term compensation strategy, including the granting of stock options and restricted share units pursuant to our option plan and equity incentive plan;

•                  the attrition rate;

•                  the amendments of the compensation committee charter to comply with the US SEC rules; and

•                  the group insurance program for Directors and executive team.

The compensation committee reports its work, findings and recommendations to the Board during each quarterly board meeting.

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

Nomination Committee

The members of our nomination committee currently consist of Mr. Zhang Wenyi (chairman of the nomination committee), Mr. Frank Meng and Mr. Lip-Bu Tan. The responsibilities of the nomination committee include:

•                  reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement our corporate strategy;

•                  monitoring the implementation of the Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensuring that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s Hong Kong annual report;

•                  identifying individuals suitably qualified to become members of the Board and making recommendations to the Board on the selection of individuals nominated for directorships;

•                  assessing the independence of independent non-executive directors; and

•                  making recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors, in particular the chairman of our board of directors and our Chief Executive Officer.

The nomination committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to board composition. The Company Secretary assists the chairman of the nomination committee in preparing the agenda for meetings and assists the committee in complying with the relevant rules and regulations. The relevant papers for the nomination committee meetings were dispatched to committee members in accordance with relevant rules and regulations applicable to us. Members of the nomination committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the nomination committee meeting, minutes are circulated to the committee members for their comment and review prior to their approval of the minutes at the following or a subsequent committee meeting. During 2013, the nomination committee:

•                  reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•                  set criteria, searched and identified suitable independent non-executive directors; and

•                  evaluated the independence of our independent non-executive directors.

D.           Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2010	2011	2012	2013
Managers	917	898	922	951
Professionals(1)	3,920	4,297	4,164	4,440
Technicians	4,970	3,910	4,650	4,751
Clerical staff	269	347	238	304
Total(2)	10,076	9,452	9,974	10,446

(1)         Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)         Includes 145, 1, 3 and 3 temporary and part-time employees in 2010, 2011, 2012, and 2013 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2010	2011	2012	2013
Shanghai	5,395	5,555	6,037	6,626
Beijing	2,102	2,253	2,491	2,272
Tianjin	1,439	1,321	1,354	1,454
Chengdu	792	12	11	11
Shenzhen	142	36	23	43
Wuhan	174	236	17	—
United States	15	17	18	20
Europe	8	6	8	6
Japan	3	—	—	1
Taiwan Office	—	11	11	10
Hong Kong	6	5	4	3
Total	10,076	9,452	9,974	10,446

Our employees are not covered by any collective bargaining agreements.

E.                Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and options to purchase ordinary shares as of March 31, 2014:

							Percentage
							of
							Aggregate
							Interests to
							Total
							Issued
							Share
	Derivatives						Capital of
	Number of Ordinary					Aggregate	the
Board Member	Shares Held	Share Options		Other		Interest	Company[1]
Executive Director
Zhang Wenyi	—	21,746,883	[2]	9,320,093	[3]	31,066,976	0.096%
Tzu-Yin Chiu	26,119,852	86,987,535	[4]	18,640,186	[5]	131,747,573	0.409%
Gao Yonggang	—	16,753,568	[6]	—		16,753,568	0.052%
Non-executive Director
Chen Shanzhi	—	3,145,319	[7]	—		3,145,319	0.010%
Lawrence Juen-Yee Lau	—	4,492,297	[8]	—		4,492,297	0.014%
Zhou Jie	—	—		—		—	—
Independent Non-executive Director
William Tudor Brown	—	4,492,297	[9]	—		4,492,297	0.014%
Sean Maloney	—	4,490,377	[10]	—		4,490,377	0.014%
Frank Meng	—	4,471,244	[11]	—		4,471,244	0.014%
Lip-Bu Tan	—	4,634,877	[12]	—		4,634,877	0.014%
Alternate Director
Datong Chen	—	—		—		—	—
Li Yonghua	—	—		—		—	—

(1)              Based on 32,214,208,143 ordinary shares in issue as at March 31, 2014.

(2)              On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 ordinary shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of March 31, 2014, none of these options have been exercised.

(3)              On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 restricted share units (each representing the right to receive one ordinary share) pursuant to the 2004 Equity Incentive Plan. These restricted share units, 25% of which will vest on each anniversary of June 30, 2011 and will be fully vested on June 30, 2015. As of March 31, 2014, 50% of Mr. Zhang’s restricted share units were vested, but none of these restricted share units have been settled.

(4)              On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 ordinary shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of March 31, 2014, none of these options have been exercised.

(5)              On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 restricted share units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These restricted share units, 25% of which will vest on each anniversary of the August 5, 2011, will be fully vested on August 5, 2015. As of March 31, 2014, 50% of Dr. Chiu’s restricted share units was vested and settled, and thus 18,640,186 ordinary shares were issued to him.

(6)              These options comprise: (a) options granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 ordinary shares at a price of HK$0.64 per share pursuant to the 2004 Stock Option Plan, which options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, and (b) options granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 ordinary shares at a price of HK$0.624 per share pursuant to the 2004 Stock Option Plan, which options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of March 31, 2014, none of these options have been exercised.

(7)              On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 ordinary shares at a price per share of HK$0.64. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the Directors’ service to the Board. As of March 31, 2014, none of these options have been exercised.

(8)              On September 6, 2013, Professor Lau was granted options to purchase 4,492,297 ordinary shares at a price of HK$0.562 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of March 31, 2014, none of these options have been exercised.

(9)              On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 ordinary shares at a price of HK$0.562 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of March 31, 2014, none of these options have been exercised.

(10)       On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 ordinary shares at a price of HK$0.624 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of March 31, 2014, none of these options have been exercised.

(11)       On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 ordinary shares at a price of HK$0.4 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of the Director’s service to the Board. As of March 31, 2014, none of these options have been exercised.

(12)       These options comprise (a) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 ordinary shares at a price per share of HK$0.77 pursuant to the 2004 Stock Option Plan, which options will expire on the earlier of February 22, 2020 or 120 days after termination of the Directors’ service to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 ordinary shares at a price per share of HK$0.27 pursuant to the 2004 Stock Option Plan, which options will expire on the earlier of February 17, 2019 or 120 days after termination of the Directors’ service to the Board, and (c) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 ordinary shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Directors’ service to the Board. As of March 31, 2014, none of these options have been exercised.

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

The compensation committee has issued to each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan. The exercise price of the options ranges from US$0.035 to US$0.345. The options expire between March 17, 2014 and June 16, 2023. The majority of the options and restricted share units are subject to a four- year vesting period. Each executive officer owns less than 1% of the total outstanding shares.

2001 Stock Plan and 2001 Regulation S Stock Plan

Type of Awards. Stock options, including incentive stock options, or ISOs, or non-qualified stock options, or NSOs, under the 2001 Stock Plan, and NSOs under the 2001 Regulation S Stock Plan.

Plan Administration. The Board and the compensation committee administer the 2001 Stock Plan and 2001 Regulation S Stock Plan. The compensation committee selected the eligible persons above a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the stock options, including whether the options will be ISOs or NSOs. The non-executive option grant committee selected the eligible persons below a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of stock options within parameters established by the compensation committee and subject to compensation committee ratification. The exercise price of ISOs granted under the 2001 Stock Plan and NSOs granted to residents of California under the 2001 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our ordinary shares on the grant date. The exercise price of NSOs granted to people who are not residents of California under either our 2001 Stock Plan or our 2001 Regulation S Stock Plan can be determined by the Board, the compensation committee or the non-executive option grant committee in their discretion.

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

Termination. The 2001 Stock Plan and 2001 Regulation S Stock Plan terminate on December4, 2013 but maybe terminated earlier by the Board.

As of December 31, 2013, there were 55,262,975 ordinary shares subject to outstanding stock options under the 2001 Stock Plan and the 2001 Regulation S Stock Plan. We have not issued stock options under the 2001 Stock Plan or the 2001 Regulation S Stock Plan since March 18, 2004 and our board has elected not to grant any further options under these plans.

2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan

Type of Awards. Stock options for ordinary shares, including ISO and NSOs under the 2001 Preference Shares Stock Plan and NSOs under the 2001 Regulation S Preference Shares Stock Plan.

Plan Administration. The Board, the compensation committee and the non-executive option grant committee administer the 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan. The compensation committee selected the eligible persons above a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the stock options, including whether the options will be ISOs or NSOs. The non-executive option grant committee selected the eligible persons below a certain compensation grade to whom options were granted and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of stock options within parameters established by the compensation committee and subject to compensation committee ratification. The exercise price of ISOs granted under the 2001 Preference Shares Stock Plan and NSOs granted to residents of California under the 2001 Preference Shares Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our Series A convertible preference shares on the grant date. The exercise price of NSOs not granted to California residents under either our 2001 Preference Shares Stock Plan or our 2001 Regulation S Preference Shares Stock Plan can be determined by the Board, the compensation committee or the non-executive option grant committee in their discretion.

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

Termination.

As of December 31, 2013, there were nil ordinary shares subject to outstanding options under the 2001 Preference Shares Stock Plan and the 2001 Regulation S Preference Shares Stock Plan. We have not issued stock options under the 2001 Preference Shares Stock Plan or the 2001 Regulation S Preference Shares Stock Plan since March 18, 2004, and our board has elected not to grant any further options under these plans.

Stock Incentive Schemes

2004 Stock Incentive Plans

2004 Stock Option Plan

Our shareholders adopted on February 16, 2004 a 2004 Stock Option Plan which then became effective on March 18, 2004 and further amended it on June 23, 2009. The number of our Ordinary Shares that may be issued pursuant to our 2004 Stock Option Plan and our 2004 Employee Stock Purchase Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares.

In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2004 Stock Option Plan or any of our other stock option plans or any outstanding purchase right granted under our 2004 Employee Stock Purchase Plan or any other of our employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time. Stock options issued under the 2004 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of our Ordinary Shares available under the 2004 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the Company’s 2004 Stock Option Plan are again available for grant and issuance under our 2004 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

Our 2004 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, non-qualified stock options and director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of director options may vary among non-employee Directors and the 2004 Stock Option Plan does not impose any requirement to grant director options subject to uniform terms.

Our 2004 Stock Option Plan is administered by our compensation committee or by our board of directors acting in place of our compensation committee. The compensation committee has the authority to construe and interpret our 2004 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

Our 2004 Stock Option Plan provides for the grant of options to our employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2004 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2004 Stock Option Plan; provided that, ISOs may be granted only to our employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2004 Stock Option Plan or any of our other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under our 2004 Employee Stock Purchase Plan or any of our other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of our Ordinary Shares on the date of grant.

In general, options granted under the 2004 Stock Option Plan vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2004 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s family members or to a trust or partnership established for the benefit of such family members. Options granted under our 2004 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by our compensation committee. Options granted under our 2004 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to us, except that director options may be exercised for a period of one hundred and twenty days after the termination of the non-employee Director’s service to us. Options whether or not vested generally terminate immediately upon termination of employment for cause.

The number and kind of our Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2004 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option are equitably adjusted (including by payment of cash to a participant) by our compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2004 Stock Option Plan.

Our 2004 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of our then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of us or the consolidated assets of us and our subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, our compensation committee determines how to treat each outstanding stock award. The compensation committee of the Company may:

•                  shorten the period during which the stock options are exercisable;

•                  accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of stock options by a successor corporation;

•                  adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•                  cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options immediately terminate.

Our 2004 Stock Option Plan was terminated on November 15, 2013. The stock options granted before such termination remain outstanding and continue to vest and become exercisable in accordance with, and subject to, the terms of the 2004 Stock Option Plan.

2004 Employee Stock Purchase Plan

Our shareholders adopted on February 16, 2004 a 2004 Employee Stock Purchase Plan and further amended it on June 23, 2009 in order to enable eligible employees to purchase our Ordinary Shares in the form of American depositary shares at a discount. Purchases are accomplished through participation in discrete offering periods. Our 2004 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The number of our Ordinary Shares that may be issued pursuant to the 2004 Employee Stock Purchase Plan and our 2004 Stock Option Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding purchase right granted under this 2004 Employee Stock Purchase Plan or any of our other employee stock purchase plans or any outstanding stock option granted under our 2004 Stock Option Plan or any of our other stock option plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. All shares purchased under the 2004 Employee Stock Purchase Plan shall be issued in the form of American depositary shares. For purposes of determining the number of the Company’s Ordinary Shares available under the 2004 Employee Stock Purchase Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares.

Our compensation committee administers our 2004 Employee Stock Purchase Plan. Our employees generally are eligible to participate in our 2004 Employee Stock Purchase Plan; our compensation committee may impose additional eligibility conditions upon the employees of one of the Company’s subsidiaries or exclude employees of a subsidiary from participation. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the Company’s 2004 Employee Stock Purchase Plan, are ineligible to participate in the Company’s 2004 Employee Stock Purchase Plan. In addition, to comply with the Hong Kong Stock Exchange Listing Rules, unless otherwise allowed under such rules, no employee can be granted a right to purchase American depositary shares, or a purchase right under the 2004 Employee Stock Purchase Plan if such purchase right would permit the employee to purchase Ordinary Shares or American depositary shares under all employee stock purchase plans or other option plans of the Company granted to the employee in any twelve-month period to exceed one percent (1%) of the then issued and outstanding Ordinary Shares.

Under our 2004 Employee Stock Purchase Plan, eligible employees are able to acquire our American depositary shares by accumulating funds through payroll deductions. Our compensation committee determines the maximum amount that any employee may contribute to his or her account under the 2004 Employee Stock Purchase Plan during any calendar year. We also have the right to amend or terminate our 2004 Employee Stock Purchase Plan at any time and our 2004 Employee Stock Purchase Plan was terminated on November 15, 2013.

New participants are required to enroll in a timely manner as specified by the Company’s compensation committee.

Once an employee is enrolled, participation is automatic in subsequent offering periods. The length of each offering period shall be no shorter than six months and no longer than twenty-seven months. The Company’s compensation committee determines the starting and ending dates of each offering period. An employee’s participation automatically ends upon termination of employment for any reason.

No participant has the right to purchase our American depositary shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. On the first business day of each offering period, a participant shall be granted a purchase right, determined by: (i) dividing (A) the product of $25,000 and the number of calendar years during all or part of which the purchase right shall be outstanding by (B) the fair market value of the American depositary shares on the first business day of the offering period, and (ii) subtracting from the quotient (A) the number of American depositary shares the participant purchased during the calendar year in which the first business day of the applicable offering period occurs under the 2004 Employee Stock Purchase Plan or under any of our other employee stock purchase plans which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, plus (B) the number of American depositary shares subject on the first business day of the applicable offering period to any outstanding purchase rights granted to the participant under any of our other employee stock purchase plans which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended. If application of this formula would result in the grant of purchase rights covering, in the aggregate, more than the number of American depositary shares that the compensation committee has made available for the relevant offering period, then the compensation committee shall adjust the number of American depositary shares subject to the purchase right in order that, following such adjustment, the aggregate number of American depositary shares subject to the purchase right shall remain within the applicable limit.

The purchase price for shares of our American depositary shares purchased under our 2004 Employee Stock Purchase Plan shall be 85% of the lesser of the fair market value of our American depositary shares on (i) the first business day of the applicable offering period and (ii) the last day of the applicable offering period.

We have never granted any purchase right under our 2004 Employee Stock Purchase Plan before it was terminated on November 15, 2013.

Amended and Restated 2004 Equity Incentive Plan

Our shareholders adopted an Amended and Restated 2004 Equity Incentive Plan that became effective on June 3, 2010. The aggregate number of the Ordinary Shares that may be issued pursuant to the Amended and Restated 2004 Equity Incentive Plan may not exceed 1,015,931,725 Ordinary Shares. Awards issued under the Amended and Restated 2004 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the Amended and Restated 2004 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares may become available for issuance under the Company’s Amended and Restated 2004 Equity Incentive Plan:

•                  Ordinary Shares or American depositary shares forfeited or withheld from issuance to settle an award;

•                  Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•                  Ordinary Shares or American depositary shares subject to awards granted under our Amended and Restated 2004 Equity Incentive Plan that otherwise terminate or lapse without ordinary shares or American depositary shares being issued.

Our Amended and Restated 2004 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs), and other equity-based or equity- related awards based on the value of the Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

Our Amended and Restated 2004 Equity Incentive Plan is administered by our compensation committee or by the Board acting in place of our compensation committee. The Company’s compensation committee has the authority to construe and interpret our Amended and Restated 2004 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our Amended and Restated 2004 Equity Incentive Plan provides for the grant of awards to our employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the Amended and Restated 2004 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the Amended and Restated 2004 Equity Incentive Plan.

An RSA is an award of the Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA is determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to or repurchased by us. Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of the Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under our 2004 Stock Option Plan or another award.

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or our American depositary shares and cash.

The number and kind of the Ordinary Shares or American depositary shares under the various limits set forth in the Amended and Restated 2004 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award shall be equitably adjusted (including by payment of cash to a participant) by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Amended and Restated 2004 Equity Incentive Plan.

Awards granted under our Amended and Restated 2004 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by our compensation committee.

Our Amended and Restated 2004 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of our then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of us and our subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding award. The compensation committee may:

•                  shorten the period during which the awards may be settled;

•                  accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of an award by a successor corporation;

•                  adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•                  cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards immediately terminate.

Our Amended and Restated 2004 Equity Incentive Plan was terminated on November 15, 2013. The awards granted before such termination remain outstanding and continue to vest in accordance with, and subject to, the terms of the Amended and Restated 2004 Equity Incentive Plan.

2014 Stock Incentive Plans

2014 Stock Option Plan

We adopted a 2014 Stock Option Plan that became effective on November 15, 2013 when the 2014 Stock Option Plan was registered with the PRC State Administration of Foreign Exchange. The number of Ordinary Shares that may be issued pursuant to the 2014 Stock Option Plan and the 2014 Employee Stock Purchase Plan (if adopted) shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2014 Stock Option Plan or any of our other stock option plans or any outstanding purchase right granted under the 2014 Employee Stock Purchase Plan (if adopted) or any other of our employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. Stock options issued under the 2014 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of our Ordinary Shares available under the 2014 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the 2014 Stock Option Plan will again be available for grant and issuance under the 2014 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

Our 2014 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, non-qualified stock options and director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of director options may vary among non-employee Directors and the 2014 Stock Option Plan does not impose any requirement to grant director options subject to uniform terms.

Our 2014 Stock Option Plan will be administered by our compensation committee or by our board of directors acting in place of the compensation committee. The compensation committee will have the authority to construe and interpret the 2014 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

Our 2014 Stock Option Plan will provide for the grant of options to our employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2014 Stock Option Plan; provided, that, ISOs may be granted only to our employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2014 Stock Option Plan or any of our other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the 2014 Employee Stock Purchase Plan (if adopted) or any of our other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of our Ordinary Shares on the date of grant.

In general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under the 2014 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under the 2014 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by our compensation committee. Options granted under the 2014 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to us, except that director options may be exercised for a period of one hundred and twenty days after the termination of the non- employee Director’s service to us. Options generally terminate immediately upon termination of employment for cause.

The number and kind of our Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2014 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option will be equitably adjusted (including by payment of cash to a participant) by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Stock Option Plan.

Our 2014 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company will determine how to treat each outstanding stock award. The compensation committee of the Company may:

•                  shorten the period during which the stock options are exercisable;

•                  accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of stock options by a successor corporation;

•                  adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•                  cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options will immediately terminate.

Our 2014 Stock Option Plan will terminate ten years from the date of registration of the Plan with the PRC State Administration of Foreign Exchange, unless it is terminated earlier by the Board. The Board may amend or terminate the 2014 Stock Option Plan at any time. If the Board amends the 2014 Stock Option Plan, it does not need to ask for shareholders approval of the amendment unless required by applicable law.

2014 Equity Incentive Plan

We adopted a 2014 Equity Incentive Plan that became effective on November 15, 2013 when the 2014 Equity Incentive Plan was registered with the PRC State Administration of Foreign Exchange. The aggregate number of the Ordinary Shares that may be issued pursuant to the 2014 Equity Incentive Plan may not exceed 801,844,281 Ordinary Shares. Awards issued under the 2014 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Company’s Ordinary Shares available under the 2014 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares will again be available for grant and issuance under the 2014 Equity Incentive Plan:

•                  Ordinary Shares or American depositary shares subject to stock appreciation rights granted under the 2014 Equity Incentive Plan that cease to be subject to the stock appreciation right for any reason other than exercise of the stock appreciation right;

•                  Ordinary Shares or American depositary shares subject to awards granted under the Company’s 2014 Equity Incentive Plan that are subsequently forfeited at the original issue price; including without limitation Ordinary Shares or American depositary shares withheld from issuance to settle an award and Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•                  Ordinary Shares or American depositary shares subject to awards granted under the 2014 Equity Incentive Plan that otherwise terminate or lapse without Ordinary Shares or American depositary shares being issued.

Our 2014 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs) and other equity-based or equity-related awards based on the value of our Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the 2014 Equity Incentive Plan.

Our 2014 Equity Incentive Plan will be administered by our compensation committee or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret the 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2014 Equity Incentive Plan will provide for the grant of awards to our employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the 2014 Equity Incentive Plan.

An RSA is an award of our Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the 2014 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of our Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under the 2014 Stock Option Plan or another award.

Restricted share units represent the right to receive our Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the American depositary shares and cash.

The number and kind of our Ordinary Shares or American depositary shares under the various limits set forth in the 2014 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award will be equitably adjusted (including by payment of cash to a participant) by the compensation committee of our company in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Equity Incentive Plan.

Awards granted under the 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the compensation committee.

Our 2014 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of our then-outstanding shares entitled to vote in the election of our board of directors, the complete dissolution of the company, consolidation, merger, or similar transaction involving our company, the sale of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, a substantial change in the composition of our board of directors or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee will determine how to treat each outstanding award. The compensation committee may:

•                  shorten the period during which the awards may be settled;

•                  accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of an award by a successor corporation;

•                  adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•                  cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards will immediately terminate.

Our board of directors may amend or terminate our 2014 Equity Incentive Plan at any time. If our board of directors amends our 2014 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

Item 7.                              Major Shareholders and Related Party Transactions

A.           Major Shareholders Ordinary Shares

The following table sets forth information regarding the beneficial ownership as of March 31, 2014 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

							Percentage
Name of Shareholder	Number of Ordinary Shares Held		Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company(1)	Derivatives		Total Interest	of Total Interests to Total Issued Share Capital of the Company(1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	6,116,138,341	(2)	18.99%	531,481,129	(3)	6,647,619,470	20.64%

China Investment Corporation (“CIC”)	3,605,890,530	(4)	11.19%	313,437,589	(5)	3,919,328,119	12.17%

Notes:

(1)         Based on 32,214,208,143 ordinary shares in issue as of March 31, 2014.

(2)         All such shares are held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly- owned subsidiary of Datang Telecom.

(3)         On December 18, 2013, we entered into a subscription agreement with Datang (“Datang Subscription Agreement”), pursuant to which we conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (the “Datang Pre-emptive Bonds”) upon the exercise of Datang’s pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between us and Datang Telecom.  The Datang Pre-emptive Bonds are convertible into 531,481,129 ordinary shares (assuming full conversion of the Datang Pre-emptive Bonds at the initial conversion price of HK$0.7965 per ordinary share). The completion of the issue of the Datang Pre-emptive Bonds is subject to the fulfillment of all conditions set out in the Datang Subscription Agreement and is expected to take place on a date no later than May 30, 2014.

(4)         All such shares are held by Country Hill. Country Hill is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)         On December 18, 2013, we entered into a subscription agreement with Country Hill (“Country Hill Subscription Agreement”), pursuant to which we conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (the “Country Hill Pre-emptive Bonds”) upon the exercise of Country Hill’s pre-emptive rights as specified in the share subscription agreement dated April 18, 2011 entered into between us and Country Hill.  The Country Hill Pre-emptive Bonds are convertible into 313,437,589 ordinary shares (assuming full conversion of the Country Hill Pre-emptive Bonds at the initial conversation price of HK$0.7965 per ordinary share). The completion of the issue of the Country Hill Pre-emptive Bonds is subject to the fulfillment of all conditions set out in the Country Hill Subscription Agreement and is expected to take place on a date no later than May 30, 2014.

As of March 31, 2014, 32,214,208,143 ordinary shares (including 23,218,067 ADSs representing 1,160,903,350 ordinary shares) of our company were outstanding. J.P. Morgan Chase Bank, the depositary under the deposit agreement, has advised us that, as of March 31, 2014, these 23,218,067 ADSs, representing 1,160,903,350 ordinary shares, were held of record by twelve US registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

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

Director Service Contracts

We have entered into service contracts with indemnification provisions with each of our current directors. Except for the indemnification provisions, the service contracts as stated in the preceding sentence do not provide for benefits upon termination of service or employment.

Datang Further Subscription Agreement (2011)

Pursuant to the share purchase agreement dated November 6, 2008 between us and Datang Telecom, Datang Telecom has a pre-emptive right to subscribe for a pro-rata portion of those convertible preferred shares and warrants issued to Country Hill, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC, pursuant to the subscription agreement dated April 18, 2011 between Country Hill and us in connection with its subscription for (i) 360,589,053 convertible preferred shares and (ii) warrants to subscribe for up to 72,117,810 convertible preferred shares (subject to adjustment).

On May 5, 2011, we entered into a subscription agreement with Datang whereby (i) we conditionally agreed to allot and issue, and Datang agreed to subscribe for 84,956,858 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate often ordinary shares per convertible preferred shares, which is subject to adjustment) and (ii) we would issue a warrant to Datang to subscribe for, in aggregate, up to 16,991,371 convertible preferred shares (assuming a full exercise of the warrant). Datang may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on June 4, 2012, being 12 months after the date of the completion of the issuance of convertible preferred shares and warrant to Country Hill.

On September 16, 2011, 84,956,858 convertible preferred shares and the warrant were issued to Datang under the special mandate obtained from the shareholders at our extraordinary general meeting held on May 27, 2011.

On June 4, 2012, the convertible preferred shares were converted to ordinary shares and the warrants were expired without being exercised.

Datang and CIC Subscription Agreement (2013)

On December 18, 2013, we entered into a subscription agreement, or the Datang Subscription Agreement, with Datang, one of our substantial shareholders. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000, or the Datang Pre-emptive Bonds, upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom which holds 100% equity interests of Datang. The Datang Pre-emptive Bonds are convertible into 531,481,129 Ordinary Shares (assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per share).

On December 18, 2013, we also entered into a subscription agreement, or the Country Hill Subscription Agreement, with Country Hill, another one of our substantial shareholders. Pursuant to the Country Hill Subscription Agreement, we conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000, or the Country Hill Pre-emptive Bonds, upon the exercise of the pre-emptive rights by Country Hill pursuant to the share subscription agreement dated April 18, 2011 entered into between us and Country Hill. The Country Hill Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion of the Country Hill Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per share).

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and were subsequently approved by the independent shareholders at the extraordinary general meeting of the Company held on February 17, 2014.

The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are non-interest bearing and will mature on November 7, 2018. We consider that the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for our needs beyond the capital raised through the Placed Bonds (See “Item 10 — Additional Information — Material Contracts—Issue of US$200 Million Zero Coupon Convertible Bonds due 2018”). The net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000 respectively. We intend to use such net proceeds for our capital expenditures in capacity expansion associated with 12-inch manufacturing facilities. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds is subject to the fulfillment of all conditions set out respectively in the Datang Subscription Agreement and the Country Hill Subscription Agreement and is expected to take place on a date no later than May 30, 2014.

Framework Agreement with Datang Telecom

On December 14, 2011, we entered into a Framework Agreement with Datang Telecom, or the Original Framework Agreement, pursuant to which we (including our subsidiaries) and Datang Telecom (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Original Framework Agreement is three years commencing from December 14, 2011. The pricing for the transactions contemplated under the Original Framework Agreement should be determined by reference to reasonable market price.

The caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the Framework Agreement, are

•                  US$5.2 million for the year ended December 31, 2011,

•                  US$40 million for the year ended December 31, 2012, and

•                  US$60 million for the year ended December 31, 2013.

In arriving at the above caps, we have considered the potential level of transactions we may potentially engage in light of current market conditions of the semiconductor industry and our technological capability, having regard to the historical transaction volume of Datang Telecom and its associates with us, and our historical revenues so generated.

The aggregate revenues generated by us from the transactions entered into pursuant to the Original Framework Agreement were approximately US$16.7 million for the year ended December 31, 2013, approximately US$9.7 million for the year ended December 31, 2012, and approximately US$4.8 million for the year ended December 31, 2011.

On February 18, 2014, we entered into a new Framework Agreement with Datang Telecom, or the Renewed Framework Agreement, pursuant to which we (including our subsidiaries) and Datang Telecom (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is two years commencing from February 18, 2014. The pricing for the transactions contemplated under the Renewed Framework Agreement will be determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favorable than those sold by independent third parties to us or our subsidiaries or sold by us or our subsidiaries to independent third parties (if any).

The caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the Renewed Framework Agreement, are

•                  US$60 million for the year ending December 31, 2014, and

•                  US$75 million for the year ending December 31, 2015.

Entrusted Loan Agreement with China Academy of Telecommunication Technology and Datang Telecom Group Finance Co., Ltd

In November, 2012, our subsidiary SMIC Beijing entered into an entrusted loan arrangement with China Academy of Telecommunication Technology, or Lender, and Datang Telecom Group Finance Co., Ltd., as Arranger, under which SMIC Beijing was provided a 180 day revolving unsecured loan in the principal amount of RMB 500 million (approximately US$80 million). This entrusted loan was used to finance the planned expansion for SMIC Beijing’s 12-inch fab. SMIC Beijing repaid the loan in May 2013. The interest rate on the loan was 5.04% in 2013.

In December, 2013, our subsidiary SMIC Beijing entered into another entrusted loan arrangement with Lender and Arranger, under which SMIC Beijing was provided a two-month unsecured loan in the principal amount of RMB 400 million (approximately US$66 million). This entrusted loan was used to finance the planned expansion for SMIC Beijing’s 12-inch fab. SMIC Beijing repaid the loan in February 2014. The interest rate on the loan was 3%.

Entrusted Loan Agreement with China Investment Development Corporation

In June 2013, our subsidiary SMIC Beijing entered into an entrusted loan arrangement with China Investment Development Corporation through China CITIC Bank , under which SMIC Beijing was provided a two-year unsecured entrusted loan in the principal amount of RMB 70 million (approximately US$11.5 million). This entrusted loan was used for working capital purposes. As of December 31, 2013, SMIC Beijing has drawn down RMB70 million and repaid RMB4.5 million on this loan facility. The outstanding balance of RMB65.5 million is repayable in June 2015. The interest rate on the loan is 12%.

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

Dividends and Dividend Policy

At the end of 2013, our accumulated deficit decreased to US$1,693.9 million from an accumulated deficit of US$1,867.0 million at the end of 2012. We have not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

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

	Stock Exchange of Hong Kong				New York Stock Exchange(1)
	Closing price per ordinary share				Closing Price per ADS
	High Price		Low Price		High Price		Low Price
Annual

Fiscal year 2009	HK$	0.660	HK$	0.230	US$	3.880	US$	1.530

Fiscal year 2010	HK$	1.060	HK$	0.480	US$	6.670	US$	3.080

Fiscal year 2011	HK$	0.940	HK$	0.335	US$	5.780	US$	2.120

Fiscal year 2012	HK$	0.445	HK$	0.239	US$	2.860	US$	1.490

Fiscal year 2013	HK$	0.720	HK$	0.400	US$	4.560	US$	2.560

Quarterly

First Quarter 2012	HK$	0.445	HK$	0.370	US$	2.860	US$	2.330

Second Quarter 2012	HK$	0.415	HK$	0.246	US$	2.650	US$	1.490

Third Quarter 2012	HK$	0.315	HK$	0.239	US$	1.960	US$	1.490

Fourth Quarter 2012	HK$	0.390	HK$	0.290	US$	2.550	US$	1.760

First Quarter 2013	HK$	0.520	HK$	0.400	US$	3.370	US$	2.560

Second Quarter 2013	HK$	0.720	HK$	0.455	US$	4.560	US$	2.880

Third Quarter 2013	HK$	0.660	HK$	0.520	US$	4.160	US$	3.470

Fourth Quarter 2013	HK$	0.650	HK$	0.540	US$	4.110	US$	3.490

First Quarter 2014	HK$	0.840	HK$	0.580	US$	5.310	US$	3.770

Monthly

October 2013	HK$	0.630	HK$	0.550	US$	4.110	US$	3.520

November 2013	HK$	0.640	HK$	0.540	US$	4.050	US$	3.490

December 2013	HK$	0.650	HK$	0.590	US$	4.080	US$	3.660

January 2014	HK$	0.800	HK$	0.610	US$	5.060	US$	3.820

February 2014	HK$	0.840	HK$	0.620	US$	5.310	US$	3.980

March 2014	HK$	0.680	HK$	0.580	US$	4.370	US$	3.770

April 2014 (through April 11, 2014)	HK$	0.620	HK$	0.580	US$	4.020	US$	3.760

On April 18, 2011, trading in our ADSs on the NYSE was suspended from 9:30 a.m., New York time, pending the release of our announcement regarding our entering into an investment agreement with Country Hill. Trading in our shares resumed at 1:57 p.m., New York time on the same day. There was no trading suspension on the HKSE because it was closed during the NYSE suspension period.

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

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issue to Datang on September 16, 2011 are set forth below:

2011	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
March 1	HK$	0.620	US$	3.860

April 1	HK$	0.610	US$	3.890

May 3	HK$	0.770	US$	4.790

June 1	HK$	0.650	US$	4.050

July 4		Suspended		Suspended

August 1	HK$	0.475	US$	2.970

(1) Each ADS represents 50 ordinary shares

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement on May 5, 2011 of the pre-emptive issue to Datang are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
May 4, 2011	HK$	0.740	US$	4.610

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on April 8, 2013 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
April 8, 2013	HK$	0.455	US$	2.91

(1) Each ADS represents 50 ordinary shares.

On October 24, 2013, trading in our ADSs on the NYSE was suspended from 9:30 a.m., New York time, pending the release of our announcement regarding the launching of our US$200 million zero coupon convertible bonds offering.  Trading in our shares resumed at 9:30 a.m., New York time on October 25, 2013. There was no trading suspension on the HKSE because it was closed during the NYSE suspension period.

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issues to Datang and CIC which are expected to be completed on a date no later than May 30, 2014 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
November 1, 2013	HK$	0.560	US$	3.580

December 2, 2013	HK$	0.630	US$	4.030

January 2, 2014	HK$	0.630	US$	3.950

February 3, 2014		Market closed	US$	4.820

March 3, 2014	HK$	0.680	US$	4.370

April 1, 2014	HK$	0.600	US$	3.930

(1) Each ADS represents 50 ordinary shares

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement on December 18, 2013 of the pre-emptive issue to Datang and CIC are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
December 17, 2013	HK$	0.600	US$	3.760

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on April 11, 2014 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
April 11,2014	HK$	0.600	US$	3.820

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

C.           Material Contracts

Joint Venture Agreement and JV Memorandum with Hubei Science & Technology Investment Group Co., Ltd.

On May 12, 2011, we entered into a joint venture agreement and a memorandum with Hubei Science & Technology Investment Group Co., Ltd., or Hubei Science & Technology, a company incorporated in the PRC and wholly-owned by the Wuhan East Lake Hi-Tech Development Zone Administrative Committee, to invest in and manage Wuhan Xinxin Semiconductor Manufacturing Corporation’s (“Wuhan Xinxin”) 12-inch wafer production line, or the Wuhan JV Agreement.

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

In April 2012, we had announced that we anticipated that the formation of the Wuhan JV Company would be delayed until the first half of 2013. In March 2013, we further announced that the formation of any business collaboration with Hubei Science & Technology would be further delayed due to changing market conditions in China and the status of the global economy. Furthermore, after having undergone a transition period in transferring responsibility to Wuhan Xinxin, we ceased to manage and operate Wuhan Xinxin’s 12-inch fab.

Joint Venture Agreement with ZDG and BIDIMC

On June 3, 2013, we entered into a Joint Venture Agreement with SMIC Beijing, Beijing industrial Developing Investment Management Co., Ltd (“BIDIMC”) and Zhongguancun Development Group (“ZDG”) in relation to the establishment of a joint venture which will principally engage in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits.

Pursuant to the JV Agreement, the parties would establish SMNC, a new company to be established in Beijing, for the purpose of establishing and building up significant manufacturing capacity with a focus on 45-nanometer and finer technologies and an aim to reach a manufacturing capacity of 35,000 wafers per month. Under the JV Agreement, we and SMIC Beijing shall contribute 55% of the registered capital, ZDG and BIDIMC shall contribute 45% of the registered capital. The registered capital of SMNC is US$1.2 billion.

Issue of US$200 Million Zero Coupon Convertible Bonds due 2018

The Subscription Agreement related to US$200 Million Zero Coupon Convertible Bonds due 2018 convertible into our ordinary shares, dated as of 24 October 24 2013 and entered into by us and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (jointly referred to as “the Joint Managers”), includes among others, the following terms:

1)           Agreement by each of the Joint Managers to subscribe and pay for, or to procure subscribers to subscribe and pay for the placed bonds to be issued by the Company in an aggregate principal amount of US$200 million (“the Placed Bonds”);

2)           Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Bonds at the initial conversion price, the Bonds were convertible into 1,946,817,325 shares, representing (i) approximately 6.07% of the issued share capital of the Company on the last trading day before Bond issuance and (ii) approximately 5.72% of the issued share capital of the Company as enlarged by the issue of the conversion shares. The conversion shares were allotted and issued pursuant to the general mandate of the Company granted to the Directors at the annual general meeting held on 13 June 2013 and rank pari passu in all respects with the shares then in issue on the relevant conversion date. The issue of the Bonds was not subject to the approval of the shareholders;

3)           Application was made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the conversion shares. An application was made to the Singapore Exchange for the listing of the Bonds;

4)           The maturity date for the Bonds is 7 November 2018. Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Bond at its principal amount on the maturity date. The Bonds will not bear interest;

5)           The net proceeds (net of fees, commissions and expenses) from the issue of the Bonds will be approximately US$194.6 million;

6)           The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Bonds, for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

Datang and CIC Subscription Agreements (2013)

Please see “Item 7.B— Related Party Transactions — Datang and CIC Subscription Agreement (2013).”

Yizhuang Residential Project Investment and Development Agreement

On June 15, 2012, SMIC Beijing, SMIC Shanghai, ZhongxinXiecheng Investment (Beijing) Co., Ltd., and China Investment Development Corporation entered into a cooperation agreement to jointly develop the SMIC Beijing Yizhuang residential area. The agreement covers development, construction management and other matters pertaining to Phase 2 of SMIC Beijing residential area and SMIC Private School Beijing Phase 2.

Under the agreement, ZhongxinXiecheng Investment (Beijing) Co., Ltd., the joint-venture formed by and between SMIC Shanghai and China Investment Development Corporation, is fully responsible for the investment planning, development, and construction of both the residential area and the school projects. ZhongxinXiecheng is also responsible for the day-to-day operations under the project management framework agreement. Pursuant to the agreement, profits derived from the residential area development project will be distributed between the parties.

SMIC Beijing Phase 2 Project Cooperative Framework Agreement

On May 15, 2012, SMIC Beijing, Beijing Economic-Technological Development Area Management Committee (BDAC), and Beijing Municipal Commission of Economy and Information Technology (BJEIT) entered into a non-legally binding Cooperation Framework Agreement. Pursuant to the Cooperation Framework Agreement, BJEIT, BDAC and SMIC Beijing proposes the establishment of a joint venture company in Beijing with respect to the production of 45-20 nanometer integrated circuits with a goal of achieving eventual production capacity of about 70,000 12-inch wafers per month.

BJEIT, BDAC and SMIC Beijing agreed to negotiate in good faith with a view towards entering into a definitive agreement in respect of the proposed establishment of a joint venture company in Beijing.

Land Lease Agreement

On September 12, 2012, SMIC Beijing signed an agreement with Beijing Bodaxin Development and Construction Co., Ltd. (BDC) to lease land on which the fab for the BJ Phase 2 Project would be developed.

According to the agreement, BDC would make a one-time payment to SMIC Beijing of RMB 394,000 (approximately US$63,246) for the lease. The term of the lease expired on June 30, 2013.

SMIC Beijing Phase 2 Project Fab Construction Framework Agreement

On October 15, 2012, SMIC Beijing signed an agreement with BDC, pursuant to which BDC will be responsible for the development of the fab for the BJ Phase 2 Project. BDC will contribute US$ 340 million for the development and all costs in the development of the fab will be borne by BDC.

Joint Venture Agreement with Jiangsu Changjiang Electronics Technology Co., Ltd.

On February 20, 2014, we entered into a joint venture agreement with Jiangsu Changjiang Electronics Technology Co., Ltd, the largest packaging service provider in China, to jointly set up a company for 12-inch bumping and related testing.

Under such joint venture agreement, we and Jiangsu Changjiang Electronics Technology Co., Ltd shall contribute 51% and 49%, respectively, of the registered capital. The registered capital of the joint company is US$50 million.

D.                    Exchange Controls

We receive government fundings and a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 12.3% of our sales for the year ended December, 31, 2011, approximately 13.9% of our sales for the year ended December, 31, 2012 and approximately 19.3% of our sales for the year ended December, 31, 2013 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

E.                   Taxation

The following discussion of the material U.S. federal income and Cayman Islands tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and non-U.S. tax laws.

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

This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations, Internal Revenue Service rulings and judicial decisions as of the date hereof. Such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

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

•                an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•                a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Distributions on ADSs or Ordinary Shares. Subject to the discussion under “-Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•                a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; or

•                a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States but does not include an otherwise qualified corporation that is a passive foreign investment company. We believe that we will be a qualified foreign corporation for so long as we are not a passive foreign investment company and the ordinary shares or ADSs are considered to be readily tradable on an established securities market within the United States. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market within the United States. Our status as a qualified foreign corporation, however, may change.

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

Medicare Tax. US Holders who are individuals, estates or trusts may be required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains. You are urged to consult your tax advisor regarding the potential tax consequences to you from the Medicare Tax, also called the Net Investment Income Tax.

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2013. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2014 and do not expect to become one in the future, although this may change.

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

Alternatively, the “excess” distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Internal Revenue Code of 1986, as amended. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide our U.S. Holders with the information statement necessary to make a QEF election. Accordingly, U.S. Holders will not be able to make or maintain such an election.

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

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2013, we had no outstanding foreign currency forward exchange contracts.

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

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as of December 31, 2013. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to People’s Bank of China (PBOC) RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	2014	2015
		(Forecast)
	(in US$ thousands, except percentages)

US$ denominated
Average balance	853,889	672,221
Average interest rate	4.59%	4.66%
RMB denominated
Average balance	10,795	5,264
Average interest rate	12%	12%
Weighted average forward interest rate	4.68%	4.72%

Item 12. Description of Securities Other Than Equity Securities

A.                  Debt Securities

Not applicable.

B.                  Warrants and Rights

Not applicable.

C.                  Other Securities

Not applicable.

D.                     American Depositary Shares

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

$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	$0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities	Such fee being in an amount equal to the fee forthe execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities

(d) Withdrawing an underlying security	Each person surrendering ADSs forwithdrawal of Deposited Securities	$5.00 for each 100 ADSs (or portion thereof) surrendered.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADR

(f) General depositary services, particularly those charged on an annual basis	Not applicable	Not applicable

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

DIRECT PAYMENTS

We did not receive any direct payment from the depositary in 2013.

INDIRECT PAYMENTS

As part of its service to us, J.P. Morgan has agreed to waive US$120,000 annually for on-going ADR program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2013.

Amount Waived or Paid for Fiscal
Year Ended December 31, 2013
Category of Expenses
Third-party expenses paid directly	$—
Fees waived	$120,000

Part II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2013. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2013, based on the criteria established in Internal Control— Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by our independent registered public accounting firm, Deloitte Touche Tohmatsu as stated in its report (See F-3).

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics which is applicable to all of our employees, including our Chief Executive Officer, Chief Financial Officer, and any other persons performing similar functions.

Our Code of Business Conduct and Ethics is available, free of charge, to any person who sends a request for a paper copy to us at Semiconductor Manufacturing International Corporation, 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, Attention: Investor Relations.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2012 and December 31, 2013.

	2012		2013
	(in US$ thousands)

Audit Fees	US $	1,442	US $	1,187

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Pursuant to the terms of our 2001 Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Stock Plan and 2001 Regulation S Preference Shares Stock Plan recipients of stock options to purchase our ordinary shares are entitled to early exercise their options, subject to our right of repurchase. When employees, directors, or service providers who have early exercised their options terminate their employment with us, we may repurchase the unvested shares subject to the option, at a price which is the lower of the exercise price of the option and the fair market value of our ordinary shares as of the date of repurchase. We have not repurchased any of our outstanding shares during 2013.

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

Item 18. Financial Statements

See pages F-1 to F-96.

Item 19. Exhibits

Exhibit 1.1                                 Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008 (1)

Exhibit 4.1                                 Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.2                                 Form of Service Contract between the Company and each of its executive directors (3)

Exhibit 4.3                                 Form of Service Contract between the Company and each of its non-executive directors and independent non-executive directors (3)

Exhibit 4.4                                 English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (4)

Exhibit 4.5                                 Placing Agreement dated July 8, 2010 by and between the Company as the Issuer and J.P. Morgan (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as placing agents (5)

Exhibit 4.6                                 English language translation of Chinese language Joint Venture Agreement and Joint Venture Memorandum dated May 12, 2011, between Semiconductor Manufacturing International Corporation and Hubei Science & Technology Investment Group Co., Ltd.(5)

Exhibit 4.7                                 English language summary of Chinese language Syndicate Loan Agreement dated March 21, 2012, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Construction Bank, Shanghai Pudong Development Bank, Cathay United Bank, Bank Sinopac, Taishin International Bank, EnTie Commercial Bank, Ta Chong Bank(3)

Exhibit 4.8                                 English language summary of Chinese language Syndicate Loan Agreement dated March 23, 2012, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank,, The Export-Import Bank Of China, China Construction Bank, Bank of Shanghai, Bank of Beijing(3)

Exhibit 4.9                                 Summary of Longterm Loan Agreement dated June 26, 2013, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation, as guarantor, and The Export-Import Bank of China

Exhibit 4.10                          Summary of Syndicate Loan Agreement dated August 7, 2013, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Development Bank, China Construction Bank and Bank of Shanghai

Exhibit 4.11 Subscription Agreement related to US$200 Million Zero Coupon Convertible Bonds due 2018, dated October 24, 2013 by and between the Company as the Issuer and Deutsche Bank AG, Hong Kong Branch and J.P.Morgan Securities PLC as the Manager

Exhibit 4.12 English language summary of Chinese language Joint Venture Agreement dated June 3, 2013, among SMIC Beijing, SMIC, ZDG and BIDIMC

Exhibit 8.1                                         List of Subsidiaries(3)

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

(3)                   Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2012, filed April 15, 2013.

(4)                   Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(5)                   Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2010, filed June 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: April 14, 2014	By:	/s/ Dr. Tzu-Yin Chiu

Name: Dr. Tzu-Yin Chiu
Title: Chief Executive Officer and Executive Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 12, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013, of the Company and our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 12, 2014

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31,
	Notes	2013	2012	2011
		USD’000	USD’000	USD’000
Revenue	5	2,068,964	1,701,598	1,319,466
Cost of sales		(1,630,528)	(1,352,835)	(1,217,525)
Gross profit		438,436	348,763	101,941
Research and development expenses		(145,314)	(193,569)	(191,473)
Sales and marketing expenses		(35,738)	(31,485)	(32,559)
General and administration expenses		(138,167)	(107,313)	(57,435)
Other operating income (expense)	7	67,870	19,117	(11,190)
Profit (loss) from operations		187,087	35,513	(190,716)
Interest income		5,888	5,390	4,724
Finance costs	8	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses		13,726	3,895	17,589
Other gains or losses		4,010	6,398	6,709
Share of profits of associates		2,278	1,703	4,479
Profit (loss) before tax		178,597	13,439	(179,118)
Income tax (expense) benefit	9	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations		174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations		—	—	14,741
Profit (loss) for the year	10	174,467	22,541	(246,880)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		731	70	4,938
Total comprehensive income (expense) for the year		175,198	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company		173,177	22,771	(246,817)
Non-controlling interests		1,290	(230)	(63)
		174,467	22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		173,908	22,841	(241,879)
Non-controlling interests		1,290	(230)	(63)
		175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)
From continuing operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	16	2,528,834	2,385,435	2,516,578
Prepaid land use right		136,725	73,962	77,231
Intangible assets	17	215,265	235,378	179,279
Investments in associates	19	29,200	21,636	15,856
Deferred tax assets	9	43,890	43,380	31,787
Other assets	21	6,237	43,382	45,685
Total non-current assets		2,960,151	2,803,173	2,866,416
Current assets
Inventories	22	286,251	295,728	207,308
Prepaid operating expenses		43,945	46,986	52,805
Trade and other receivables	23	379,361	328,211	200,905
Other financial assets	20	240,311	18,730	1,973
Restricted cash	24	147,625	217,603	136,907
Cash and bank balances		462,483	358,490	261,615
		1,559,976	1,265,748	861,513
Assets classified as held-for-sale	15	3,265	4,239	—
Total current assets		1,563,241	1,269,987	861,513
Total assets		4,523,392	4,073,160	3,727,929
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101, 32,000,139,623 and 27,487,676,065 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	25	12,845	12,800	10,995
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, nil and 445,545,911 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively		—	—	178
Share premium	25	4,089,846	4,083,588	4,082,135
Reserves	26	74,940	46,148	41,315
Accumulated deficit	27	(1,693,859)	(1,867,036)	(1,889,807)
Equity attributable to owners of the Company		2,483,772	2,275,500	2,244,816
Non-controlling interests		109,410	952	1,182
Total equity		2,593,182	2,276,452	2,245,998

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Non-current liabilities
Borrowings	28	600,975	528,612	72,361
Convertible bonds	29	180,563	—	—
Deferred tax liabilities	9	167	440	1,333
Deferred government funding		209,968	150,347	125,335
Promissory notes	32	—	—	28,560
Long-term financial liabilities		—	4,223	3,018
Other liabilities		—	5,000	—
Total non-current liabilities		991,673	688,622	230,607
Current liabilities
Trade and other payables	30	393,890	423,952	375,748
Borrowings	28	390,547	567,803	798,782
Accrued liabilities	31	153,942	84,611	45,674
Promissory notes	32	—	29,374	29,374
Other financial liabilities	33	—	25	1,683
Current tax liabilities	9	158	2,321	63
Total current liabilities		938,537	1,108,086	1,251,324
Total liabilities		1,930,210	1,796,708	1,481,931
Total equity and liabilities		4,523,392	4,073,160	3,727,929

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In  USD’000)

	Ordinary shares	Convertible preferred shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Convertible bonds equity reserve	Accumulated deficit	Attributable to owners of the Company	Non- controlling interests	Total Equity
	(Note25)	(Note25)	(Note25)	(Note26)	(Note26)	(Note26)	(Note27)
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	—	(1,642,990)	2,169,537	1,245	2,170,782
Loss for the year	—	—	—	—	—	—	(246,817)	(246,817)	(63)	(246,880)
Other comprehensive income for the year	—	—	—	—	4,938	—	—	4,938	—	4,938
Total comprehensive income for the year	—	—	—	—	4,938	—	(246,817)	(241,879)	(63)	(241,942)
Exercise of stock options	61	—	11,870	(8,406)	—	—	—	3,525	—	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	—	308,297	—	308,297
Share-based compensation	—	—	—	5,336	—	—	—	5,336	—	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	3,846	—	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	—	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	—	669
Exercise convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	—	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	—	—	—	—	—	—	173,177	173,177	1,290	174,467
Other comprehensive income for the year	—	—	—	—	731	—	—	731	—	731
Total comprehensive income for the year	—	—	—	—	731	—	173,177	173,908	1,290	175,198
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	—	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	—	16,402
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	108,000	108,000
Purchased additional shares of subsidiaries	—	—	(383)	—	—	—	—	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	(94)	—	—	(94)	(654)	(748)
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	—	15,210
Balance at December 31, 2013	12,845	—	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182

CONSOLIDATED STATEMENT OF CASH FLOWS

(In  USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Profit (loss) for the year	174,467	22,541	(246,880)
Adjustments for:
Income tax expense (benefit)	4,130	(9,102)	82,503
Forgiveness of payables	—	—	(19,011)
Gain on disposition of discontinued operation, net of taxes	—	—	(17,103)
Amortization of intangible assets and land use right	44,987	35,076	33,017
Depreciation of property, plant and equipment	501,923	531,823	518,840
Impairment loss of property, plant and equipment	—	—	17,691
Impairment loss of available-for-sale investment	279	—	—
Expense recognized in respect of equity-settled share-based payments	16,402	7,174	5,336
Finance costs	34,392	39,460	21,903
(Gain) loss on disposal of property, plant and equipment	(33,996)	(19,325)	508
Gain on disposal of subsidiaries	(28,304)	—	—
Gain on deconsolidation of subsidiaries	(5,419)	—	—
Interest income recognized in profit or loss	(5,888)	(5,390)	(4,724)
Bad debt allowance on trade receivables	617	4,615	551
Impairment loss (reversed) recognized on inventory	(141)	4,851	6,473
Net loss (gain) arising on financial assets at fair value through profit or loss	76	861	(244)
Net gain arising on financial liabilities at fair value through profit or loss	(25)	(1,659)	(1,469)
Reversal of bad debt allowance on trade receivables	(1,213)	(2,095)	(6,400)
Share of profit of associates	(2,278)	(1,703)	(4,479)
Other non-cash expense	(413)	635	556
Operating cash flows before movements in working capital:	699,596	607,762	387,068
(Increase) decrease in trade and other receivables	(33,375)	(112,410)	73,069
Decrease (increase) in inventories	8,595	(93,270)	(5,587)
Increase in restricted cash relating to operating activities	(5,944)	(15,406)	(60,221)
Decrease (increase) in prepaid operating expenses	2,129	7,791	(41,190)
Decrease (increase) in other assets	619	(937)	(9,897)
(Increase) decrease in trade and other payables	(24,311)	22,942	902
Increase in deferred government funding	85,972	25,010	76,193
Increase in accrued liabilities	42,264	36,951	5,911
Decrease in other liabilities	—	—	(9,646)
Cash generated from operations	775,545	478,433	416,602
Interest paid	(43,239)	(47,532)	(38,765)
Interest received	6,770	5,390	4,724
Income taxes paid	(1,060)	(1,125)	(3,193)
Net cash from operating activities	738,016	435,166	379,368

CONSOLIDATED STATEMENT OF CASH FLOWS

(In  USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(258,102)	(43,638)	(40,350)
Proceeds on sale of financial assets	39,245	26,019	45,093
Payments for property, plant and equipment	(650,160)	(400,291)	(931,574)
Proceeds from government funding to purchase plant and equipment	—	—	1,967
Proceeds from disposal of property, plant and equipment	61,099	37,288	4,421
Payments for intangible assets	(45,425)	(76,366)	(31,185)
Payments for land use rights	(76,032)	—	—
Payments to acquire long-term investment	(562)	—	(1,000)
Amounts advanced to proposed joint ventures	—	—	(31,816)
Change in restricted cash relating to investing activities	71,933	(65,289)	84,316
Net cash inflow from disposal of subsidiaries	57,743	—	—
Net cash outflow from deconsolidation of subsidiaries	(6,799)	—	—
Net cash outflow from disposition of discontinued operation	—	—	(3,513)
Others	(407)	—	—
Net cash used in investing activities	(807,467)	(522,277)	(903,641)
Financing activities
Proceeds from issuance of convertible preferred shares	—	—	308,297
Proceeds from borrowings	905,127	1,541,480	1,326,351
Repayment of borrowings	(1,008,698)	(1,328,048)	(1,339,318)
Proceeds from issuance of convertible bonds	195,800	—	—
Proceeds from exercise of employee stock options	3,229	669	3,525
Repayment of promissory notes	(30,000)	(30,000)	(30,000)
Proceeds from non-controlling interest — capital contribution	108,000	—	—
Net cash from financing activities	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	104,007	96,990	(255,418)
Cash and bank balances at the beginning of the year	358,490	261,615	515,808
Effects of exchange rate changes on the balance of cash held in foreign currencies	(14)	(115)	1,225
Cash and bank balances at the end of the year	462,483	358,490	261,615

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

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 18.

2.                            Application of new and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Company has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2013.

Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. Disclosures of offsetting financial assets and financial liabilities are set out in note 38.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

 In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Company has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance. IAS 27 (as revised in 2011) is not applicable to the Group as it deals only with separate financial statements.

The impact of the application of these standards is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                            Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

Impact of the application of IFRS 11

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements — joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements — jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

2.                            Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (please see notes 18 and 19 for details).

IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard.

Except as described above, the application of the new and revised IFRSs in the current year has had no material impact on the Company’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                            Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[1]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[2]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[3]
IFRS 9	Financial Instruments[3]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
IFRIC 21	Levies[1]

1.       Effective for annual periods beginning on or after January 1, 2014

2.       Effective for annual periods beginning on or after July 1, 2014

3.                           Available for application — the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalized

4.       Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

2.                            Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•                          Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•                          Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•                          Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As of December 31, 2013, the Company does not anticipate that the investment entities amendments will have any effect on the Company’s consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company do not anticipate that the application of these amendments to IAS 36 will have a significant impact on the Company’s consolidated financial statements.

2.                            Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness

The directors of the Company do not anticipate that the application of these amendments to IAS 39 will have any effect on the Company’s consolidated financial statements as the Company does not have any derivatives that are subject to novation.

IFRIC — Interpretation (“Int”) 21 Levies

IFRIC — Int 21 Levies addresses the issue of when to recognize a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of IFRIC — Int 21 will have no effect on the Company’s consolidated financial statements as the Company does not have any levy arrangements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                            Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2010-2012 Cycle (continued)

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/ amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Company’s consolidated financial statements.

2.                            Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)                 the property meets the definition of investment property in terms of IAS 40; and

(b)                the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011-2013 Cycle will have a material effect on the Company’s consolidated financial statements.

3.                            Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated. The Company presented a sub-total for ‘profit (loss) from operations’ in current year. As a result, certain amount in prior year has been reclassified to conform to current year’s presentation.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                            Significant accounting policies (continued)

Basis of preparation (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•                          Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•                          Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•       Level 3 inputs are unobservable inputs for the asset or liability

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•                          has power over the investee;

•                          is exposed, or has rights, to variable returns from its involvement with the investee; and

•                          has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•                          the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                          potential voting rights held by the Company, other vote holders or other parties;

3.                            Significant accounting policies (continued)

Basis of consolidation (continued)

•                          rights arising from other contractual arrangements; and

•                          any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

Changes in the Company’s ownership interests in existing subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

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

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associates. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

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

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

3.                            Significant accounting policies (continued)

Investments in associates (continued)

When the Company reduces its ownership interest in an associate but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

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

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                            Significant accounting policies (continued)

Revenue recognition (continued)

Sale of goods (continued)

Customers have the right of return within one year pursuant to warranty provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a significant portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company.

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

3.                            Significant accounting policies (continued)

Foreign currencies (continued)

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

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the funding will be received.

Government funding is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the funding is intended to compensate. Specifically, government funding whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan at a main rate equal to 20% to 22% of the monthly basic salary of current employees. The costs are recognized in profit or loss when incurred. Employees are required to make contributions at a rate equal to 8% of their monthly basic salary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                            Significant accounting policies (continued)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 34.

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

3.                            Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

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

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

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

Property, plant and equipment (continued)

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

Impairment of tangible and intangible assets other than goodwill (continued)

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

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities are presented as investing activity in consolidated statements of cash flows.

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

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

The Company has AFS equity investments totaled at US$1.3 million and US$3.8 million as of December 31, 2013 and 2012, respectively, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and therefore has been measured at cost less any identified impairment losses at the end of each reporting period. The AFS equity investment is recorded in other assets.

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

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.                             Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

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

Financial liabilities (continued)

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

4.                     Critical accounting judgments and key sources of estimation uncertainty

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

4.                             Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Company estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Company records a write-down to cost of sales for the difference between the carrying cost and NRV.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                             Critical accounting judgments and key sources of estimation uncertainty (continued)

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

4.                            Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes (continued)

As at December 31, 2013, there is no deferred tax asset (December 31, 2012: USD$0.4 million) in relation to unused tax losses recognized in the Company’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 9.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company engages third party qualified valuers to perform the valuation.

The Company uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 35 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

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

When there is objective evidence of impairment loss, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Company’s trade and other receivable at the end of the reporting period is disclosed in Note 23.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                             Segment information

The Company operates in three principal geographical areas-United States, Europe, and Asia Pacific.

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results from operations when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s revenue from external customers by location is detailed below.

	Revenue from external customers
	year ended 12/31/13	year ended 12/31/12	year ended 12/31/11
	USD’000	USD’000	USD’000
United States	1,002,699	940,369	726,011
Mainland China and Hong Kong	836,771	577,591	430,811
Eurasia*	229,494	183,638	162,644
	2,068,964	1,701,598	1,319,466

*                           Not including Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
United States	33	55	75
Europe	4	—	5
Taiwan	14	19	23
Hong Kong	3,440	3,640	3,832
Mainland China	2,525,343	2,381,721	2,512,643
	2,528,834	2,385,435	2,516,578

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

6.                            Significant customers

The following table summarizes net revenue or accounts receivable for customers which accounted for 10% or more of gross accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2013	2012	2011	2013	2012	2011
A	473,699	282,946	165,180	109,778	57,865	27,921
B	270,230	383,626	275,502	19,619	43,246	43,468
A	23%	17%	13%	31%	18%	13%
B	13%	23%	21%	6%	13%	21%

7.                            Other operating income (expense)

	year ended	year ended	year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment and assets classified as held-for-sale	33,996	19,325	(508)
Gain on disposal of subsidiaries	28,304	—	—
Gain on deconsolidation of subsidiaries	5,419	—	—
Impairment loss of property, plant and equipment	—	—	(17,691)
Others	151	(208)	7,009
	67,870	19,117	(11,190)

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2013 and 2012 arose primarily from the sales of the staff living quarters in Shanghai to employees.

7.1     Disposal of subsidiaries

The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). During the year, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on that date the Company lost control of WHDM. The amount of the consideration was US$60.4 million and the Company recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which was not the major line of business of the Company and therefore, the disposal of WHDM was not classified as a discontinued operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                            Other operating income (expense) (continued)

7.1              Disposal of subsidiaries (continued)

Year ended
12/31/13
USD’000
Analysis of asset and liabilities over which control was lost
Total assets	39,039
Total liabilities	(38,853)
Net assets disposed of	186
Gain on disposal of subsidiaries
Amount of the total consideration	60,408
Due from WHDM	(31,196)
Business tax incurred in relation to the disposal	(722)
Net assets disposed of	(186)
Gain on disposal	28,304
Proceeds from disposal of subsidiaries
Amount of the total consideration	60,408
Bank balances and cash disposal of	(1,565)
Payment of business tax in relation to the disposal	(722)
Effect of the exchange rate changes on the consideration	(378)
Net cash flow arising on disposal	57,743
Cash flows from WHDM
Net cash outflows from operating activities	(268)
Net cash flows from investing activities	25,580
Net cash outflows from financing activities	(26,162)
Net cash outflows	(850)

7.2              Deconsolidation of subsidiaries due to loss of control

On December 30, 2013, the Company lost control of Brite Semiconductor Corporation and its subsidiaries (“Brite”). The gain at the date of deconsolidation of Brite was US$5.4 million. The deconsolidation has no material impact on the consolidated financial statements.

8.                            Finance costs

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	45,924	54,712	39,567
— not wholly repayable within five years	1,440	—	—
Interest on convertible bonds	1,173	—	—
Accretion of interest to preferred shareholders of a subsidiary	1,683	1,206	1,320
Total interest expense for financial liabilities not classified as at FVTPL	50,220	55,918	40,887
Less: amounts capitalized	15,828	16,458	18,984
	34,392	39,460	21,903

The weighted average interest rate on funds borrowed generally is 4.42% per annum (2012: 4.97% per annum and 2011: 3.62% per annum).

9.                          Income taxes

Income tax recognized in profit or loss

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	957	1,071	1,363
Deferred tax	(783)	(12,486)	81,140
Current tax — Land Appreciation Tax	3,956	2,313	—
Total income tax expense (benefit) raised in the current year	4,130	(9,102)	82,503

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Profit (loss) before tax	178,597	13,439	(179,118)
Income tax expense (benefit) calculated at 15% (2012: 15% and 2011:15%)	26,790	2,016	(26,868)
Effect of expenses not deductible for tax purpose	1,247	—	—
Effect of tax holiday and tax concession	(3,045)	(3,045)	(2,329)
Expense (benefit) to be recognized in future periods	13,303	(3,742)	(20,420)
Effect of tax losses not recognized as deferred tax assets	(36,345)	(6,574)	130,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	(641)	(1,087)	2,508
Others	(578)	1,364	(428)
Land Appreciation Tax (after tax)-gain on sale of living quarters	3,399	1,966	—
Income tax expense (benefit)	4,130	(9,102)	82,503

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.                            Income taxes (continued)

Income tax recognized in profit or loss (continued)

The tax rate used for the 2013, 2012 and 2011 reconciliation above is the corporate tax rate of 15% payable by most of the Company’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	73	2,313	—
Income tax payable — Others	85	8	63
	158	2,321	63

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities	(167)	(440)	(1,333)
	43,723	42,940	30,454

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	—	3,829	1,664
Net operating loss carry forwards	—	372	1,767
Property plant and equipment	43,890	38,955	25,966
Accrued expenses	—	224	2,390
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities
Capitalized interest	(167)	(373)	(1,266)
Unrealized exchange gain	—	(64)	(67)
Depreciation for asset held for sale	—	(3)	—
Deferred tax liabilities	(167)	(440)	(1,333)

9.                           Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

2012.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

2011.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	103,030	(77,064)	25,966
Allowances and reserves	1,321	343	1,664
Accrued expenses	2,317	73	2,390
Capitalized interest	(1,049)	(217)	(1,266)
Unrealized exchange gain	(45)	(22)	(67)
Others	6,020	(4,253)	1,767
	111,594	(81,140)	30,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.                            Income taxes (continued)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The EIT Law was promulgated on March 16, 2007, which became effective on January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 15% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

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

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

9.                            Income taxes (continued)

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No.43”), clarifying that the assertion and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is pursuant to Circular No.1.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)                     Semiconductor Manufacturing International (Shanghai) Corporation (SMIS) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. SMIS can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and 12.5% in 2013. After that, the income tax rate will be 15%.

Pursuant to relevant tax regulation, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)                     Semiconductor Manufacturing International (Beijing) Corporation (SMIB)

In accordance with Circular No. 43, SMIB is entitled to the preferential tax rate of 15% and 10- year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of December 31, 2013 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

Unrecognized deductible temporary differences, unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$851.7 million (December 31, 2012: US$1,199.2 million and December 31, 2011: US$951.9 million) due to the unpredictability of future profit streams, of which US$410.9 million, US$85.9 million, US$193.5 million, US$153.9 million and US$7.5 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively. At the end of the reporting period, the Company had deductible temporary differences of US$618.4 million (December 31, 2012: US$580.4 million and December 31, 2011: US$634.9 million) in relation to which no deferred tax asset was recognized as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.                     Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

10.1        Impairment losses (reversal of impairment losses) on financial assets

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 23)	617	4,615	551
Reversal of allowance on doubtful trade receivables	(1,213)	(2,095)	(6,400)
	(596)	2,520	(5,849)

The recovery of bad debt expense of US$1.2 million, US$2.0 million and US$6.4 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2013, 2012 and 2011, respectively.

10.2        Impairment losses on property, plant and equipment

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Impairment losses on property, plant and equipment	—	—	17,691

10.3        Depreciation and amortization expense

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	501,923	531,823	518,840
Amortization of intangible assets and land use right	44,987	35,076	33,017
Total depreciation and amortization expense	546,910	566,899	551,857

10.4        Employee benefits expense

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	233,025	206,807	190,901
Bonus	68,618	28,048	10,431
Paid annual leave	541	738	310
Non-monetary benefits	17,937	12,880	12,494
Termination benefits	—	7	5,018
Equity-settled share-based payments (Note 34)	16,402	7,174	5,336
Total employee benefits expense	336,523	255,654	224,490

10.                     Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

10.5        Royalties expense

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Royalties expense	32,546	28,993	22,795

10.6        Government funding

Government funding under specific R&D projects

The Company received government funding of US$145.8 million, US$54.1 million and US$126.1 million and recognized US$26.9 million US$31.0 million and US$42.6 million as reductions of certain R&D expenses in 2013, 2012 and 2011 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Company received government funding of US$7.1 million, US$1.4 million and US$0.8 million and recognized US$7.1 million, US$1.2 million and US$0.8 million as reduction of interest expense in 2013, 2012 and 2011 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

11.                     Directors’ remuneration

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Salaries	1,756	1,411	1,160
Equity-settled share-based payments	1,504	1,113	1,145
	3,260	2,524	2,305

The Company granted 27,083,220, nil and 113,205,662 options to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired. During the year ended December 31, 2012, no stock option was exercised and 500,000 stock options were expired. And during the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were lapsed in connection with certain directors ceasing to continue serving as directors.

The Company granted nil, nil and 46,600,465 restricted share units to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. During the year ended December 31, 2012, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. And during the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were forfeited in connection with certain directors ceasing to continue serving as directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.                     Directors’ remuneration (continued)

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2013, 2012 and 2011, no directors waived any emoluments.

(a)                 Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng	54	36	90
	184	156	340

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Tsuyoshi Kawanishi	45	13	58
Lip-Bu Tan	60	13	73
Frank Meng	4	14	18
Jiang Shangzhou*	97	141	238
	206	181	387

*                           Jiang Shangzhou passed away on June 27, 2011.

There were no other emoluments payable to the independent non-executive directors during the year (2012: Nil and 2011: Nil).

11.                     Directors’ remuneration (continued)

(b)                Executive directors and non-executive directors

	Salaries	Employee settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi	391	274	665
Tzu-Yin Chiu*	963	901	1,864
Gao Yonggang#	142	101	243
	1,496	1,276	2,772
Non-executive directors:
Chen Shanzhi	54	10	64
Lawrence Juen-Yee Lau	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	76	72	148

	Salaries and wages	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive directors:
Chen Shanzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	99	48	147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.                     Directors’ remuneration (continued)

(b)                 Executive directors and a non-executive director (continued)

	Salaries and wages	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2011
Executive directors:
Zhang Wenyi	100	178	278
Tzu-Yin Chiu*	154	261	415
David N.K. Wang**	601	478	1,079
	855	917	1,772
Non-executive directors:
Chen Shanzhi	49	24	73
Gao Yonggang	49	24	73
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	98	48	146

*                           Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

**                      David N.K. Wang ceased to be a director on June 29, 2011.

#                         Gao Yongang has been re-designated as an executive director of the Company with effect from June 17, 2013.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

12.                     Five highest paid individuals

The five highest paid individuals during the year included two (2012: one and 2011: one)  directors, details of whose remuneration are set out in Note 11 above. Details of the remuneration of the remaining three (2012: four and 2011: four) non-directors, highest paid individuals for the year are as follows:

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Salaries and other benefits	955	1,334	1,209
Bonus	386	16	690
Stock option benefits	566	521	543
	1,907	1,871	2,442

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12.                     Five highest paid individuals (continued)

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2013	2012	2011
HK$2,000,001 (US$257,902) to HK$2,500,000 (US$322,376)	—	1	—
HK$2,500,001 (US$322,377) to HK$3,000,000 (US$386,851)	—	—	—
HK$3,000,001 (US$386,852) to HK$3,500,000 (US$451,327)	—	1	—
HK$3,500,001 (US$451,328) to HK$4,000,000 (US$515,802)	1	1	1
HK$4,500,001 (US$580,278) to HK$5,000,000 (US$644,753)	—	1	2
HK$5,000,001 (US$644,754) to HK$5,500,000 (US$709,228)	1	—	1
HK$5,500,001 (US$709,229) to HK$6,000,000 (US$773,704)	1	—	—
	3	4	4

13.                     Earnings (loss) per share

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD	USD	USD
Basic earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total basic earnings (loss) per share	0.01	0.00	(0.01)
Diluted earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total diluted earnings (loss) per share	0.01	0.00	(0.01)

Basic earnings (loss) per share

The earnings (loss) and weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Profit (loss) for the year attributable to owners of the Company	173,177	22,771	(246,817)
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Earnings (loss) used in the calculation of basic earnings (loss) per share from continuing operations	173,177	22,771	(261,558)
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	32,063,137,846	30,078,893,961	27,435,853,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.                     Earnings (loss) per share (continued)

Diluted earnings (loss) per share

The earnings (loss) used in the calculation of diluted earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Interest expense from convertible bonds	1,173	—	—
Earnings (loss) used in the calculation of diluted earnings (loss) per share from continuing operations	174,350	22,771	(261,558)

The weighted average number of ordinary shares for the purpose of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	32,063,137,846	30,078,893,961	27,435,853,922
Employee option and restricted share units	237,913,672	64,712,749	—
Convertible preferred shares	—	1,899,048,145	—
Convertible bonds	288,027,267	—	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	32,589,078,785	32,042,654,855	27,435,853,922

During the year ended December 31, 2013, the Company had 785,159,938  weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2012, the Company had 2,021,406,706 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2011, the Company had 2,896,467,247 weighted average outstanding employee stock options, restricted share units, warrants and convertible preferred shares which were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive due to the net loss reported in the year ended December 31, 2011.

14.                     Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2013 (December 31, 2012: Nil and December 31, 2011: Nil).

15.                     Assets classified as held for sale

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters (i)	3,265	4,239	—

(i)                     The Company is seeking to sell its self-constructed living quarters to its employees.

16.                     Property, plant and equipment

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at January 1, 2011	311,717	6,273,719	78,076	814,331	7,477,843
Transfer from (out) CIP	9,351	805,588	12,613	(827,552)	—
Addition	—	—	—	727,576	727,576
Disposals	(1,177)	(75,593)	(4,152)	(2,352)	(83,274)
Reclassified as held for sale	—	—	—	(87,355)	(87,355)
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transfer from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.                     Property, plant and equipment (continued)

		Plant and	Office	Construction in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at January 1, 2011	77,949	4,873,172	72,507	102,352	5,125,980
Disposal	(406)	(52,448)	(4,090)	—	(56,944)
Write-off	—	—	—	(87,355)	(87,355)
Impairment losses recognized in profit or loss	—	—	—	17,691	17,691
Depreciation expense	11,833	501,683	5,324	—	518,840
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163	—	501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564

		Plant and	Office	Construction in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value at December 31, 2011	230,515	1,681,307	12,796	591,960	2,516,578
Carrying value at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435
Carrying value at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834

Construction in progress

The construction in progress balance of approximately US$472.7 million as of December 31, 2013, primarily consisted of US$130.5 million and US$208.7 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively,  and US$102.1 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due  to  changing  market  conditions  and  ongoing  negotiations with relevant parties. The Company purchased US$10.6 million facilities and equipment in current year in preparation of Shenzhen project. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$31.4 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2014.

16.                     Property, plant and equipment (continued)

Impairment  losses  recognized  in  the  year

The Company recorded an impairment loss of nil (2012: Nil and 2011: US$17.7 million) associated with the disposal of property, plant and equipment with outdated technologies.

Assets  pledged  as  security

Property, plant and equipment with carrying amount of approximately US$1,000 million (2012: approximately US$1,064 million and 2011: approximately US$482 million) have been pledged to secure borrowings of the Company (see Note 28). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

17.                     Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at January 1, 2011	236,691
Additions	37,490
Expired and disposal	(21,908)
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Accumulated amortization and impairment
Balance at January 1, 2011	62,870
Amortization expense for the year	31,450
Expired and disposal	(21,326)
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Carrying value at December 31, 2011	179,279
Carrying value at December 31, 2012	235,378
Carrying value at December 31, 2013	215,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.                     Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC ShenZhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor Shanghai Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation	PRC	Ordinary	US$	240,000,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products

#         Abbreviation for identification purposes.

As of December 30, 2013, the Company lost control of Brite, but still has significant influence over it. The Company recorded its ownership interest of Brite as investment in associate.

18.                     Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of non-wholly owned subsidiaries of the Company that have material non-controlling interests:

		Proportion of ownership interests and voting rights	Profit allocated
	Place of	held by non- controlling interests	to non- controlling interests	Accumulated non-controlling interests
Name of company	establishment and operation	12/31/13	Year ended 12/31/13	12/31/13
			USD’000	USD’000
Semiconductor Manufacturing North China (Beijing)Corporation (“SMNC”)	Beijing	45.0%	1,410	109,410
Total			1,410	109,410

Summarized financial information in respect of each of the Company’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

SMNC

12/31/13
USD’000
Current assets	243,719
Non-current assets	—
Current liabilities	(586)
Non-current liabilities	—
Net assets	243,133
Equity attributable to owners of the Company	133,723
Non-controlling interests	109,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.                     Subsidiaries (continued)

SMNC (continued)

Year ended 12/31/13
USD’000
Non operating income	3,843
Expense	(709)
Profit or loss from continuing operations	3,134
Post-tax profit from discontinued operations	—
Profit for the year	3,134
Profit attributable to owners of the Company	1,724
Profit attributable to the non-controlling interests	1,410
Profit for the year	3,134
Other comprehensive income attributable to owners of the Company	—
Other comprehensive income attributable to the non-controlling interests	—
Other comprehensive income for the year	—
Total comprehensive income attributable to owners of the Company	1,724
Total comprehensive income attributable to the non-controlling interests	1,410
Total comprehensive income for the year	3,134
Dividends paid to non-controlling interests	—
Net cash inflow from operating activities	1,959
Net cash outflow from investing activities	(164,810)
Net cash inflow from financing activities	240,000
Net cash inflow	77,149

19.                     Investments  in  associates

Details  of  the  Company’s  significant  associates,  which  are  all  unlisted  companies,  at  the  end  of  the reporting period are as follows:

	Place of establishment	Class of share	Proportion of ownership interest and voting power held by the Company			Proportion of voting
Name of company	and operation	held	12/31/13	12/31/12	12/31/11	power held
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai	Ordinary	30.0%	30.0%	30.0%	30.0%

Above associate is accounted for using the equity method in these consolidated financial statements.

19.                     Investments in associates (continued)

Toppan

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current assets	47,554	44,987	36,778
Non-current assets	22,660	15,677	17,692
Current liabilities	(2,117)	(1,608)	(1,616)
Non-current liabilities	—	—	—
Net assets	68,097	59,056	52,854

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Total revenue	23,796	19,008	24,721
Profit from continuing operations	7,364	5,585	14,928
Post-tax profit from discontinued operations	—	—	—
Profit for the year	7,364	5,585	14,928
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	7,364	5,585	14,928
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Net assets of the associate	68,097	59,056	52,854
Proportion of the Company’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Company’s interest in Toppan	20,429	17,717	15,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                     Other financial assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	77	939
Short-term investments carried at fair value through profit or loss	240,311	18,653	1,034
	240,311	18,730	1,973

21.                     Other assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Advance payments	—	28,252	31,816
Others	6,237	15,130	13,869
Non-current	6,237	43,382	45,685

In 2011, an advance of US$28 million was made in conjunction with a proposed joint venture between the holding company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”). This advance payment was reclassified to current assets as at December 31, 2013 as it became receivable within one year.

Available-for-sale investment of US$1.3 million as of December 31, 2013 and US$3.8 million as of December 31, 2012 and 2011, respectively, has been included as others.

22.                     Inventories

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Raw materials	56,242	52,228	54,853
Work in progress	180,710	156,392	93,472
Finished goods	49,299	87,108	58,983
	286,251	295,728	207,308

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision was US$(0.1) million (2012: US$4.9 million and 2011: US$6.5 million).

23.                     Trade and other receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade receivables	352,872	323,451	208,054
Allowance for doubtful debts	(44,643)	(45,340)	(42,820)
	308,229	278,111	165,234
Other receivables and refundable deposits	71,132	50,100	35,671
	379,361	328,211	200,905

The Company determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The Company determines its allowance for doubtful debts based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Company recognized US$0.6 million, US$4.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended December 31, 2013, 2012 and 2011 respectively. The Company reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Company used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Company believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2013, 2012 and 2011, US$129.4 million, US$101.1 million and US$71.4 million respectively are due from the Company’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	166,117	113,955	66,244
31—60 days	110,470	123,618	77,527
Over 60 days	76,285	85,878	64,283
Total	352,872	323,451	208,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.                     Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	269,740	222,765	134,958
Past due but not impaired
Within 30 days	24,480	31,219	26,468
31—60 days	10,068	16,559	1,083
Over 60 days	3,941	7,568	2,725
Total	308,229	278,111	165,234
Average overdue days	40	47	31

Movement in the allowance for doubtful debts

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of the year	45,340	42,820	49,373
Addition in allowance for doubtful debts	617	4,615	551
Amounts written off during the year as uncollectible	(101)	—	(704)
Reversal of allowance for doubtful debts	(1,213)	(2,095)	(6,400)
Balance at end of the year	44,643	45,340	42,820

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to nil (December 31, 2012: nil and December 31, 2011: US$4.6 million) which have been placed under liquidation. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Company does not hold any collateral over these balances.

Age of impaired trade receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	192	278	204
31—60 days	89	855	53
Over 60 days	44,362	44,207	42,563
Total	44,643	45,340	42,820

24.                     Restricted cash

As of December 31, 2013, 2012 and 2011, restricted cash consisted of US$35.7 million, US$111.6 million and US$46.3 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$111.9 million, US$106.0 million and US$90.6 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

25.                     Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	27,334,063,747	10,934	3,762,146
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	153,612,318	61	11,870
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	57,004,448	23	3,057
Conversion of convertible preference shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	112,167,478	45	6,641
The Company purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.     Shares and issued capital (continued)

Convertible preference shares

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

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang Holdings (Hongkong) Investment Company Limited (“Datang”), for aggregate proceeds of approximately US$58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares have been mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang, respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares has expired without exercise.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 34).

26.                Reserves

Equity-settled employee benefits reserve

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	42,232	37,469	40,539
Arising on share-based payments	16,402	7,174	5,336
Transfer to share premium	(3,457)	(2,411)	(8,406)
Balance at end of year	55,177	42,232	37,469

The above equity-settled employee benefits reserve related to share options and restricted share units (“RSUs”) granted by the Company to its employees and service providers under stock incentive plans. Items included in equity- settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 34.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	3,916	3,846	(1,092)
Exchange differences arising on translating the foreign operations	731	70	4,938
Deconsolidation of subsidiaries	(94)	—	—
Balance at end of year	4,553	3,916	3,846

Exchange differences relating to the translation of the results and net assets of the Company’s foreign operations from their functional currencies to the Company’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

Convertible bonds equity reserve

12/31/13
USD’000
Balance at beginning of year	—
Recognition of the equity component of convertible bonds	15,210
Balance at end of year	15,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.     Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2013 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2013, 2012 and 2011, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$3,744 million at December 31, 2013 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2013, reserve and capital of approximately US$3,774 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2013, 2012 and 2011 the Company did not declare or pay any cash dividends on the ordinary shares.

28.     Borrowings

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	219,727	383,225	607,427
	219,727	383,225	607,427
Long-term debt by contracts
Beijing USD syndicate loan	—	—	180,084
EUR loan	—	—	8,271
Shanghai EXIM69M USD loan (ii)	—	68,500	26,523
Shanghai EXIM70M loan (iii)	—	70,000	—
Shanghai 268M syndicate loan (iv)	201,000	245,611	—
Shanghai 470M syndicate loan (v)	260,000	—	—
Beijing USD & RMB loan (vi)	—	49,079	48,838
Beijing EXIM20M loan (vii)	—	20,000
Beijing USD syndicate loan (viii)	260,000	260,000	—
Beijing EXIM40/60M loan (ix)	40,000	—	—
Beijing CIC Entrust loan (x)	10,795	—	—
	771,795	713,190	263,716
Less: current maturities of long-term debt	170,820	184,578	191,355
Non-current maturities of long-term debt	600,975	528,612	72,361
Borrowing by repayment schedule:
Within 1 year	390,547	567,803	798,782
Within 1–2 years	209,965	309,000	72,361
Within 2–5 years	367,990	219,612	—
Over 5 years	23,020	—	—
	991,522	1,096,415	871,143

Summary of borrowing arrangements

(i)                     As of December 31, 2013, the Company had 28 short-term credit agreements that provided total credit facilities of up to US$1.1 billion on a revolving credit basis. As of December 31, 2013, the Company had drawn down US$219.7 million under these credit agreements and US$927.5 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$18.2 million, which is secured by time deposits of US$29.1 million. The interest rate ranged from 0.31% to 6.69% in 2013.

(ii)                  In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.     Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)               In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

(iv)              In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2013, SMIS had drawn down US$268 million and repaid US$67 million on this loan facility. The outstanding balance of US$201 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.6% to 4.2% in 2013. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2013.

(v)                 In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2013, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2013.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The above loan constituted part of this strategic framework credit facility.

(vi)              In September 2011, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.1% to 6.5% in 2013.

28.                    Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)                  In March 2012, SMIB entered into the USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which was unsecured.  This two-year bank facility was used for working capital purpose.  SMIB repaid the outstanding balance of US$20 million in advance by August 2013.  As of December 31, 2013, SMIB had no outstanding balance of the facility.  The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

(viii)               In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC.  This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs.  The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT.  On September 26, 2013, SMIB and the syndicate amended the loan facility amount to US$260 million.  As of December 31, 2013, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2019.  The interest rate on this loan facility ranged from 5.8% to 6.2% in 2013.  The Beijing USD syndicate loan contains as part of the costs of maintain certain minimum coverage ratio.  SMIB was in compliance with these covenants as of December 31, 2013.

(ix)                     In June 2013, SMIB entered into the new USD Loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured.  This twenty-six-months bank facility was used for working capital purposes.  As of December 31, 2013, SMIB had drawn down US$40 million on this loan facility.  The principal amount is repayable in August 2015.  The interest rate on this loan facility ranged from 3% to 4% in 2013.

(x)                        In June 2013, SMIB entered into the new RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million (approximately US$11.5 million) with China Investment Development Corporation through China CITIC Bank, which was unsecured.  This two- year entrust loan facility was used for working capital purposes.  As of December 31, 2013, SMIB had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility.  The outstanding balance of RMB65.5 million (approximately US$10.8 million) is repayable in June 2015.  The interest rate on this loan facility was  12%  in  2013.

As of December 31, 2013, property, plant and equipment and land use right with carrying amount of approximately US$1,007 million (2012: US$1,070 million and 2011: US$482 million) have been pledged to secure borrowings of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.                    Convertible bonds

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013.

The principal terms of the bonds are as follows:

(1)                        Denomination of the bonds — The convertible bonds are denominated in USD.

(2)                        Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”)

(3)                        Interest — The bonds do not bear any cash interest.

(4)                        Conversion —

a)                           Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalisation of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)                          Conversion period — The Bondholder has the right to convert the bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)                           Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre-determined).

(5)                   Redemption —

a)                           At the option of the Company:

(I)                            Redemption at maturity — The Company will redeem the bonds outstanding at principal amount on the Maturity Date.

(II)                         Redemption for tax reasons — The Company will redeem all and not only some of the Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

29.                    Convertible bonds (continued)

(5)                        (continued)

a)                           (continued)

(III)                      Redemption at the Option — The Company may redeem all and not only some of the Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given.  If at any time the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Bonds at their principal amount.

b)                          At the option of the Bondholder:

(I)                            Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the bonds.

(II)                         Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)                   Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(7)                   Cancellation — All Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled.  Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

The convertible bonds issued at November 7, 2013 is a compound instrument that included a liability component, an equity component and an embedded derivative in respect of the early redemption feature of the convertible bonds.  The embedded derivative in respect of the early redemption feature of the convertible bonds is deemed to be clearly and closely related to the host contract and therefore, does not need to be separately recorded.  The fair value of the liability component of the convertible bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	179,390
Equity component	15,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.                    Convertible bonds (continued)

Subsequent to the initial recognition, the liability component of the convertible bonds was carried at amortized cost using the effective interest method.  The effective interest rate of the liability component of the convertible bonds was 3.69% per annum.  The movement of the liability component of the convertible bonds for the year ended December 31, 2013 is set out below:

USD’000
Liability component at the date of issue	179,390
Interest charged	1,173
Liability component at December 31, 2013	180,563

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the bonds mature.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company.  Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.  (“Datang Telecom”) which holds 100% equity interests of Datang.

On December 18, 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company.  Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill.

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and were subsequently approved by the independent shareholders at the extraordinary general meeting of the Company held on February 17, 2014.

The net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000, respectively.  The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre- emptive Bonds is expected to take place on a date no later than May 30, 2014.

30.                    Trade and other payables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade payables	285,967	331,394	280,691
Advance receipts from customers	41,164	67,108	68,660
Deposit received from customers	48,976	10,591	5,631
Other payable	17,783	14,859	20,766
	393,890	423,952	375,748

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	214,219	252,097	169,315
Between 31 to 60 days	20,295	49,735	30,909
Over 60 days	51,453	29,562	80,467
	285,967	331,394	280,691

An aged analysis of the accounts payable is as follows:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	237,337	275,398	194,434
Overdue:
Within 30 days	9,493	26,783	42,278
Between 31 to 60 days	12,299	10,652	16,327
Over 60 days	26,838	18,561	27,652
	285,967	331,394	280,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.                    Accrued liabilities

The amounts of accrued liabilities as of December 31, 2013, 2012 and 2011 were US$153.9 million, US$84.6 million and US$45.7 million, within which the amounts of accrued payroll expenses were US$55.5 million, US$21.4 million and US$9.4 million, respectively.

32.                    Promissory notes

In 2009, the Company reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”).  Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled.  The Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration.  The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes.  In total, the Company paid TSMC US$30.0 million and US$30.0 million in 2013 and 2012, respectively.  There are no remaining promissory notes to be paid as of December 31, 2013 and the outstanding promissory notes as of December 31, 2012 and 2011 are as follows:

	31/12/12
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2013-Current	30,000	29,374
	30,000	29,374

	31/12/11
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2012-Current	30,000	29,374
Non-current	30,000	28,560
	60,000	57,934

33.                    Other financial liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
	—	25	1,683

34.                    Share-based payments

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

Stock option plan

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

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	16,402	7,174	5,336

Movements during the year

(i)                            The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2013	2013		2012	2012		2011	2011
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10	1,317,679,526	US$	0.11
Granted during the year	270,695,247	US$	0.08	292,084,956	US$	0.04	321,290,693	US$	0.07
Forfeited and expired during the year	(158,907,830)	US$	0.11	(209,218,313)	US$	0.09	(332,650,148)	US$	0.11
Exercised during the year	(76,770,936)	US$	0.04	(28,437,700)	US$	0.02	(75,381,642)	US$	0.05
Outstanding at December 31	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Exercisable at December 31	483,679,899	US$	0.11	457,250,416	US$	0.12	465,796,149	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2013 was 6.58 years (2012: 6.61 years and 2011: 6.67 years).

The range of exercise prices for options outstanding at the end of the year was US$0.02 to US$0.35 (2012: US$0.02 to US$0.35 and 2011: US$0.01 to US$0.35).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.                     Share-based payments (continued)

Movements  during  the  year  (continued)

(i)                     (continued)

The weighted average closing price of the Company’s shares  immediately  before  the  dates  on which the share options were exercised was US$0.07 (2012: US$0.04 and 2011: US$0.09).

During the year ended December 31, 2013, share options were  granted on May 7, 2013, June 11, 2013, June 17, 2013, September 6, 2013 and November 4, 2013.  The  fair  values  of  the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04,  US$0.04,  US$0.04,  US$0.04  and  US$0.03,  respectively.

During the year ended December 31, 2012, share options were granted on May 22, 2012, September 12, 2012 and November 15, 2012. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.02, US$0.02 and US$0.03, respectively.

During the year ended December 31, 2011, share options were granted on May 31, 2011, September 8, 2011 and November 17, 2011. The  fair  values  of  the  options  determined  at  the dates of grant using the Black-Scholes Option Pricing model were US$0.05, US$0.03 and US$0.03, respectively.

The following table list the inputs to the Black  Scholes  Pricing  models  used  for  the  option  granted during  the  years  ended  31  December  2013,  2012  and  2011  respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	62.18%	65.93%	69.15%
Risk-free interest rate	1.23%	0.77%	1.04%
Expected life of share options	1–5 years	1–5 years	1–5 years

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

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

34.                     Share-based payments (continued)

Movements  during  the  year  (continued)

(ii)                  The  following  table  illustrates  the  number  and  weighted  average  fair  value  (WAFV)  of,  and movements in, RSUs during the year (excluding share options):

	2013	2013		2012	2012		2011	2011
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	125,358,288	US$	0.06	101,564,432	US$	0.07	144,457,562	US$	0.10
Granted during the year	151,336,161	US$	0.08	65,170,000	US$	0.04	67,949,495	US$	0.07
Forfeited during the year	(8,139,176)	US$	0.07	(12,809,396)	US$	0.08	(32,611,949)	US$	0.10
Exercised during the year	(35,396,542)	US$	0.06	(28,566,748)	US$	0.08	(78,230,676)	US$	0.10
Outstanding at December 31	233,158,731	US$	0.07	125,358,288	US$	0.06	101,564,432	US$	0.07

The weighted average remaining contractual life for  the  RSUs  outstanding  as  at  December  31, 2013 was 8.88 years (2012: 8.84 years and 2011: 9.01 years).

The weighted average closing price of the Company’s shares  immediately  before  the  dates  on which the RSUs were exercised was US$0.08 (2012: US$0.04 and 2011: US$0.07).

During the year ended December 31, 2013, RSUs were granted on June 11, 2013. The fair values of the RUSs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08.

During the year ended December 31, 2012, RSUs were granted on May 22, 2012 and September 12, 2012. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.04.

During the year ended December 31, 2011, RSUs were granted on May 31, 2011 and September 8, 2011. The fair values of the RSUs determined at the  dates  of  grant  using  the  Black-Scholes Option Pricing model were US$0.08 and US$0.06.

The following table  list  the  inputs  to  the  models  used  for  the  plans  for  the  years  ended  December 31,  2013,  2012  and  2011,  respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	47.03%	49.90%	69.23%
Risk-free interest rate	0.34%	0.30%	0.27%
Expected life of RSUs	1–2 years	1–2 years	1–2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                    Financial instruments

Capital management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Company’s overall strategy remains unchanged from 2012.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 28 offset by cash and bank balance) and equity of the Company.

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

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Debt (i)	1,172,085	1,096,415	871,143
Cash and bank balances	(462,483)	(358,490)	(261,615)
Net debt	709,602	737,925	609,528
Equity	2,593,182	2,276,452	2,245,998
Net debt to equity ratio	27.36%	32.42%	27.14%

(i)                     Debt is defined as long- and short-term borrowings (excluding derivatives) and convertible bonds, as described in Note 28 and Note 29.

35.                     Financial instruments (continued)

Categories of financial instruments

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Financial assets
Cash and bank balances	462,483	358,490	261,615
Restricted Cash (Deposit pledged against letters of credit & short-term credit facilities)	35,639	111,560	46,273
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	77	939

Short term investment carried at fair value through profit or loss	240,311	18,653	1,034
Trade and other receivables	379,361	328,211	200,905
Available-for-sale financial assets carried at cost	1,278	3,757	3,757
Financial liabilities
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
Trade and other payables	393,890	423,952	375,748
Borrowings	991,522	1,096,415	871,143
Convertible bonds	180,563	—	—
Promissory notes	—	29,374	57,934
Long-term liabilities	—	4,223	3,018

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

The Company seeks to minimize the effects of  these  risks  by  using  derivative  financial  instruments  to hedge  risk  exposures.  The  use  of  financial  derivatives  is  governed  by  the  Company’s  policies  approved by the board of directors, which provide  written  principles  on  foreign  exchange  risk,  interest  rate  risk, credit  risk,  the  use  of  financial  derivatives  and  non-derivative  financial  instruments,  and  the  investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis.  The Company  does  not  enter  into  or  trade  financial  instruments,  including  derivative  financial  instruments, for  speculative  purposes.

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

Market risk exposures are measured using the sensitivity analysis and the analysis in  the  following sections relate to the position as at December 31, 2013, 2012 and 2011.

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

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	3,037	1,345	12,569	2,595	3,249	3,017
JPY	7,925	13,693	19,137	1,499	3,023	2,629
RMB	133,177	254,750	178,491	766,960	456,271	431,121
Others	8,226	6,934	7,797	7,323	2,122	1,630

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

35.                     Financial instruments (continued)

Foreign currency risk management (continued)

Foreign  currency  sensitivity  analysis  (continued)

	EUR			JPY			RMB			Others
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)
Equity	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)

Forward foreign exchange contracts

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Company  also  enters  into  forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	—	6.3763	6.5085	—	221,173	586,456	—	35,504	93,199	—	67	736
3 months to 1 year	—	6.4100	6.4450	—	294,696	426,592	—	47,306	67,794	—	(15)	(525)
					515,869	1,013,048		82,810	160,993		52	211
Buy EUR
3 months to 1 year	—	—	1.3214	—	—	3,600	—	—	4,653	—	—	(88)
					—	3,600		—	4,653	—	—	(88)

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

If interest rates had been 10 basis points higher and all other variables were held constant, the Company’s profit for the year ended December 31, 2013 would decrease by US$0.6 million (2012: profit decrease by US$0.6 million and 2011: loss increase by US$0.7 million). This is mainly attributable to the Company’s exposure to interest rates on its variable rate borrowings.

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

Outstanding receive	Average contracted fixed interest rate			Notional principal value			Fair value assets (liabilities)
floating pay fixed contracts	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	%	%	%	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Less than 1 year	—	—	2.07	—	—	48,000	—	—	(405)

The interest rate swaps settle on a semi-yearly basis.  The floating rate on the interest rate swaps is linking to 6 month Libor.  The Company will settle the difference between the fixed and floating interest rate on a net basis.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

35.                    Financial instruments (continued)

Credit risk management (continued)

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

Apart from A and B, two largest customers of the Company, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Company defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to A and B did not exceed 10% and 7% of gross monetary assets at the end of current year.  Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Company’s accounts receivable and net sales is disclosed in Note 6.

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

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1—5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and other borrowings	Fixed	3.72%	102,800	119,588	—	—	222,388
	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Promissory notes			—	30,000	—	—	30,000
Interest-bearing bank and other borrowings	Fixed	4.73%	—	392,282	—	—	392,282
	Floating	5.64%	—	189,786	588,270	—	778,056
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			353,009	62,120	8,823	—	423,952
			353,009	674,188	603,843	—	1,631,040

35.                    Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Promissory notes			—	30,000	30,000	—	60,000
Interest-bearing bank and other borrowings	Fixed	3.60%	—	618,364	—	—	618,364
	Floating	3.46%	—	194,665	77,368	—	272,033
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			322,528	47,407	5,813	—	375,748
			322,528	890,436	119,931	—	1,332,895

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

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash balances, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash balances, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                    Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Trade and other receivables		195,953	4,952	—	—	200,905
Cash balances, restricted cash & short-term investments	0.91%	265,773	43,647	—	—	309,420
Available for sale financial assets		—	—	—	3,757	3,757
		461,726	48,599	—	3,757	514,082

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Company has access to short-term financing facilities as described in below section, of which US$927.5 million were unused at the end of the reporting period (2012: US$629.3 million and 2011: US$311.6 million). The Company expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

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

		Less than	1-3	3 months
	1 month	1 month	months	to 1 year	1-5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Net settled:
— foreign exchange forward contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—
December 31, 2011
Net settled:
— Interest rate swaps	—	—	—	(405)	—	—
— foreign exchange forward contracts	—	712	24	(613)	—	—
— cross-currency interest rate swap contracts	—	—	—	(462)	—	—
	—	712	24	(1,480)	—	—

35.                    Financial instruments (continued)

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

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2013, 2012 and 2011:

•                          Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                          Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                          Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                    Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	240,311	—	240,311
Total		—	240,311	—	240,311

		12/31/12
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	77	—	77
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	18,653	—	18,653
Total		—	18,730	—	18,730
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(25)	—	(25)
Total		—	(25)	—	(25)

35.                     Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/11
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	939	—	939
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	1,034	—	1,034
Total		—	1,973	—	1,973
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(1,683)	—	(1,683)
Total		—	(1,683)	—	(1,683)

36.                     Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sale of goods Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	14,821	9,654	4,558
Leadcore Technology Co., Ltd**	1,905	44	266
Toppan SMIC Electronics (Shanghai) Co., Ltd	4,317	4,192	4,099

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.                     Related party transactions (continued)

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Toppan SMIC Electronics (Shanghai) Co., Ltd	7	169	6,828	22,854	12,755	13,594
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	—	—	—	1,930	1,094	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from			Amounts due to
	related parties			related parties
	12/31/13	12/31/12	12/31/11	12/31/13		12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000		USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	6,124	4,138	1,261	—		—	—
Datang Telecom Company Finance Co., Ltd**	—	—	—	65,884	*	80,262	—
Leadcore Technology Co., Ltd.**	405	11	11	140		19	—
Toppan SMIC Electronics (Shanghai) Co., Ltd.	370	372	350	2,397		1,487	1,629
Zhongxin Xiecheng Investment (Beijing) Co., Ltd.	6	—	—	—		—	—
Brite Semiconductor (Shanghai) Corporation***	683	—	—	645		—	—

*                                  Short-term borrowing, the principal amount was repaid in February 2014. The interest rate is 3%.

**                             Members of Datang Group. (as defined below)

***                        As of December 30, 2013, the Company lost control of Brite and Brite became an associate of the Company.

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), a substantial shareholder of the Company. Datang Telecom is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang, a substantial shareholder of the Company. Please refer to Note 29 for details.

36.                     Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended 12/31/13	year ended 12/31/12	year ended 12/31/11
	USD’000	USD’000	USD’000
Short-term benefit	4,318	3,191	3,222
Share-based payments	3,028	1,343	1,619
	7,346	4,534	4,841

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Sale of self-developed living quarter unit

Amount of sales of self-developed living quarter unit to one of directors of the Company and one of the key management, which were previously approved by the Board, were US$1.1 million and US$0.8 million in 2013.

Amount of sales of self-developed living quarter unit to two of the key management, which were approved by the Board, was US$0.9 million in 2012.

37.                     Commitments for expenditure

Purchase commitments

As of December 31, 2013, 2012 and 2011, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2014.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Commitments for the facility construction	114,878	25,551	40,322
Commitments for the acquisition of property, plant and equipment	178,382	481,639	420,461
Commitments for the acquisition of intangible assets	10,147	—
	303,407	507,190	460,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.                     Offsetting a financial asset and a financial liability

On December 26, 2013, six financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$4.0 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”)  was entered into simultaneously, under which the Company pledged with Bank of China US$4.0 million to guarantee the repayment under the Financing Agreements to Bank of China.  The interest income from the pledged deposit is also pledged and used as guarantee.  If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

As of December 31, 2013, the Company presented the remaining amount as restricted cash after offsetting.

39.                     Subsequent event

On February 27, 2014, SMIS established a wholly-owned investment fund company in Shanghai — China IC Capital Co., Ltd (the “Fund”). The initial investment of the Fund is RMB500 million, all funded by SMIS. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The operating period of the Fund will be 15 years from the date of the issuance of the business license. The Fund will be operated and managed by an equity investment management company China Fortune-Tech Capital Co., Ltd established by SMIS and an independent third party on February 27, 2014.

40.                    Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 12, 2014.

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF PROFIT OR LOSS

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Continuing operations
Revenue	—	—	304
General and administration expenses	(59,771)	(38,853)	(32,269)
Loss from operations	(59,771)	(38,853)	(31,965)
Interest income	1,050	1,021	449
Finance costs	(2,972)	(3,331)	(4,628)
Foreign exchange gains or losses	558	(237)	2,079
Other gains or losses	(916)	(66)	202
Loss before tax	(62,051)	(41,466)	(33,863)
Income tax expense	—	—	(214)
Loss for the year from continuing operations	(62,051)	(41,466)	(34,077)
Discontinued operations
Profit for the year from discontinued operations	—	—	17,103
Loss for the year	(62,051)	(41,466)	(16,974)

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF FINANCIAL POSITION

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	7,301	5,728	3,642
Intangible assets	154,682	171,629	125,562
Investment in subsidiaries	2,689,158	2,565,148	2,565,148
Investments in associates	12,301	7,665	7,665
Other assets	1,000	3,479	3,479
Total non-current assets	2,864,442	2,753,649	2,705,496
Current assets
Inventories	—	168	99
Prepaid operating expenses	626	1,173	1,510
Trade and other receivables	201,352	211,942	184,582
Other financial assets	—	14,878	255
Restricted cash	29,130	47,506	7,500
Cash and bank balances	162,360	77,869	60,910
Total current assets	393,468	353,536	254,856
Total assets	3,257,910	3,107,185	2,960,352
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101, 32,000,139,623 and 27,487,676,065 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	12,845	12,800	10,995
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, nil and 445,545,911 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	—	—	178
Share premium	4,090,229	4,083,588	4,082,135
Reserves	69,295	41,140	36,377
Accumulated deficit	(1,763,481)	(1,701,430)	(1,659,964)
Total equity	2,408,888	2,436,098	2,469,721
Non-current liabilities
Convertible bonds	180,563	—	—
Promissory notes	—	—	28,560
Other liabilities	—	5,000	—
Total non-current liabilities	180,563	5,000	28,560
Current liabilities
Trade and other payables	527,035	450,784	215,697
Borrowings	133,803	180,034	209,026
Accrued liabilities	7,615	5,870	6,404
Promissory notes	—	29,374	29,374
Other financial liabilities	—	25	1,532
Current tax liabilities	6	—	38
Total current liabilities	668,459	666,087	462,071
Total liabilities	849,022	671,087	490,631
Total equity and liabilities	3,257,910	3,107,185	2,960,352

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Operating activities
Loss for the year	(62,051)	(41,466)	(16,974)
Adjustments for:
Forgiveness of payables	—	—	(17,565)
Gain on disposition of discontinued operation, net of taxes	—	—	(17,103)
Amortization of intangible assets and land use right	28,946	26,433	23,656
Depreciation of property, plant and equipment	1,806	1,331	1,299
Loss from investment in associates	750	—	—
Impairment loss of available-for-sale investment	279	—	—
Expense recognized in respect of equity-settled share-based payments	16,402	7,174	5,334
Finance costs	2,972	3,331	4,628
Loss on disposal of property, plant and equipment	—	—	412
Interest income recognized in profit or loss	(1,050)	(1,021)	(449)
Impairment loss (reversed) recognized on inventory	—	—	(3)
Net loss (gain) arising on financial assets at fair value through profit or loss	64	190	(183)
Net gain arising on financial liabilities at fair value through profit or loss	(25)	(1,509)	(1,375)
Reversal of bad debt allowance on trade receivables	—	(2,095)	(6,400)
	(11,907)	(7,632)	(24,723)
Operating cash flows before movements in working capital:
Decrease in trade and other receivables	476	1,204	6,905
Decrease (increase) in inventories	168	(69)	70
Decrease (increase) in prepaid operating expenses	(91)	347	(722)
Decrease (increase) in other payables	(53,194)	(5,412)	(3,583)
Increase in accrued liabilities	74	(319)	(1,842)
Decrease in other liabilities	—	(38)	(11,477)
Cash generated from operations	(64,474)	(11,919)	(35,372)
Interest paid	307	(3,465)	(3,883)
Interest received	1,050	1,021	449
Net cash used in operating activities	(63,117)	(14,363)	(38,806)

Investing activities
Payments to acquire financial assets	(4,000)	(38,760)	(19,008)
Proceeds on sale of financial assets	21,020	23,944	21,462
Payments for property, plant and equipment	(3,379)	—	(295)
Investment in subsidiaries	(129,010)	—	(451,086)
Payments for intangible assets	(24,858)	(58,167)	(5,406)
Payment to a proposed to associates	(387)	—	—
Amounts advanced to proposed joint ventures	—	—	(1,000)
Change in Restricted cash relating to investing activities	18,376	(40,005)	—
Cash (paid for) received from subsidiaries	10,112	(26,469)	51,875
Net cash used in investing activities	(112,126)	(139,457)	(403,458)

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Financing activities
Proceeds from issuance of convertible preferred shares	—	—	308,298
Proceeds from borrowings	241,775	193,239	227,210
Repayment of borrowings	(288,007)	(222,232)	(127,653)
Proceeds from issuance of convertible bonds.	195,800	—	—
Proceeds from exercise of employee stock options	3,229	669	3,525
Repayment of promissory notes	(30,000)	(30,000)	(30,000)
Prepayment for bank financing management fee	(370)	(2,065)	—
Cash received from subsidiaries	137,307	231,168	11,656
Net cash from financing activities	259,734	170,779	393,036
Net increase (decrease) in cash and bank balances	84,491	16,959	(49,228)
Cash and bank balances at the beginning of the year	77,869	60,910	110,181
Effects of exchange rate changes on the balance of cash held in foreign currencies	—	—	(43)
Cash and bank balances at the end of the year	162,360	77,869	60,910

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
eEEPROM

Embedded Electrically Erasable Programmable Read-Only Memory is a type of embedded Non-Volatile Memory that has similar function as an EEPROM, but in generally is embedded in a system or in a controller IC or SoC

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.
EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.
FinFet

Fin Field Effect Transistors (FinFET) are self-aligned multi-gate devices with a conventional CMOS process. It allows extending the gate scaling beyond the planar transistor limits with 3d shape above the substrate. FinFET’s conducting channel is wrapped by a thin silicon “fin”, which forms the body of the device. The thickness of the “fin” will determine the effective channel length of the device. FinFET greatly reduces the leakage currents and enables the use of lower threhold voltages and results better performance and power savings.

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
High-K Metal Gate (HKMG)

High-k Metal Gate (HKMG) is referring to High-k dielectrics, used in semiconductor manufacturing process with metallic gate, generally replaces a silicon dioxide gate dielectric or another dielectric layers of a device. HKMG allows the increase of gate capacitance without the associated leakage effects.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.
IDM	Integrated Device Manufacturer.
Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.
Interconnect	Conductive materials such as aluminum doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

A-1

I/O	Inputs/Outputs.
Logic device	A device that contains digital integrated circuits that perform a function rather than store information.
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
Micro-display

A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60- inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.
Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.
MPW

Multi-Project Wafer integrates numbers of different integrated circuit designs from various parties onto one single wafer in order for these parties to share mask and wafer resources to reduce cost and to produce in low quantities.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.
Non-volatile memory	Memory products that maintain their content when the power supply is switched off.
PolySiON	Polycrystalline silicon oxygen nitride (PolySiON) is referrring to semiconductor manufaturing process with CMOS technology using conventional poly gate and silicon oxygen nitride gate dielectrics.
PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.
RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.
Reticle	See “Mask” above.
RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.
ROM	Read-Only Memory. See “Mask ROM” above.
Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.
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

A-2