Form 20-F
period 2014-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2015-04-28
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2014, there were 35,856,096,167 ordinary shares, par value US$0.0004 per share, outstanding, of which 1,096,664,550 ordinary shares were held in the form of 21,933,291 American Depositary Shares (“ADSs”). Each ADS represents 50 ordinary shares.

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

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer, 45 nanometer and 28 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies.

All references to our ordinary shares in this annual report gives effect to the 10-for-1 share split we effected in the form of a share dividend immediately prior to the completion of the Global Offering on March 18, 2004. All references to price per ordinary share and price per preference share reflect the share split referenced above

We prepare our consolidated financial statements in accordance with IFRS. Our consolidated financial statements presented in our annual reports for the years ended prior to December 31, 2011 were prepared in accordance with U.S. GAAP.

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2012, 2013 and 2014 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report.

	For the year ended December 31,
	2011	2012	2013	2014
	(in US$ thousands, except for earnings per share)
Revenue	1,319,466	1,701,598	2,068,964	1,969,966
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)	(1,486,514)
Gross profit	101,941	348,763	438,436	483,452
Research and development expenses, net	(191,473)	(193,569)	(145,314)	(189,733)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)	(38,252)
General and administration expenses	(57,435)	(107,313)	(138,167)	(139,428)
Other operating income (expense)	(11,190)	19,117	67,870	14,206
Profit (loss) from operations	(190,716)	35,513	187,087	130,245
Interest income	4,724	5,390	5,888	14,230
Finance costs	(21,903)	(39,460)	(34,392)	(20,715)
Foreign exchange gains or losses, net	17,589	3,895	13,726	(5,993)
Other gains or losses	6,709	6,398	4,010	18,210
Share of profits of associates	4,479	1,703	2,278	2,073
Profit (loss) before tax	(179,118)	13,439	178,597	138,050
Income tax benefit (expense)	(82,503)	9,102	(4,130)	(11,789)
Profit (loss) for the year from continuing operations	(261,621)	22,541	174,467	126,261
Discontinued operations
Profit for the year from discontinued operations	14,741	—	—	—
Profit (loss) for the year	(246,880)	22,541	174,467	126,261
Other comprehensive income
Exchange differences on translating foreign operations	4,938	70	731	(324)
Total comprehensive income (expense) for the year	(241,942)	22,611	175,198	125,937
Profit (loss) for the year attributable to:
Owners of the Company	(246,817)	22,771	173,177	152,969
Non-controlling interests	(63)	(230)	1,290	(26,708)
	(246,880)	22,541	174,467	126,261
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	(241,879)	22,841	173,908	152,645
Non-controlling interests	(63)	(230)	1,290	(26,708)
	(241,942)	22,611	175,198	125,937
Earnings (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00
From continuing operations
Basic	$(0.01)	$0.00	$0.01	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00

For the year ended December 31,
2010(1)
(in US$ thousands, except for per share and per ADS data)
Sales	1,532,449
Cost of sales	1,229,266
Gross profit	303,183
Operating expenses (income):
Research and development	191,046
General and administrative	41,387
Selling and marketing	29,087
Impairment loss of long-lived assets	5,138
Loss from sale of equipment and other fixed assets	97
Other operating income	(16,493)
Total operating expenses, net	250,262
Income from operations	52,921
Other income (expense):
Interest income	4,086
Interest expense	(22,563)
Change in the fair value of commitment to issue shares and warrants	(29,815)
Foreign currency exchange gain	5,101
Others, net	6,534
Total other expense, net	(36,657)
Income from continuing operations before income tax and equity investment	16,264
Income tax benefit	4,818
Gain from equity investment	285
Income from continuing operations	21,367
Loss from discontinued operations net of tax effect	(7,356)
Net income	14,011
Accretion of interest to non-controlling interest	(1,050)
Loss attributable to non-controlling interest	140
Net income attributable to Semiconductor Manufacturing International Corporation	13,100
Deemed dividends on convertible preferred shares	—
Net income attributable to holders of ordinary shares	13,100
Net income	14,011
Other comprehensive loss:
Foreign currency translation adjustment	(706)
Comprehensive income	13,305
Comprehensive loss attributable to non-controlling interest	(910)
Comprehensive income attributable to Semiconductor Manufacturing International Corporation	12,395
Earnings per ordinary share, basic	$0.00
Earnings per ordinary share, dilute	$0.00
Weighted average shares used in computing basic earnings per ordinary share	24,258,437,559
Weighted average shares used in computing diluted earnings per ordinary share	25,416,597,405

(1) Prepared under U.S. GAAP.

	As of December 31,
	2011	2012	2013	2014
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,516,578	2,385,435	2,528,834	2,995,086
Prepaid land use rights	77,231	73,962	136,725	135,331
Total non-current assets	2,866,416	2,803,173	2,960,151	3,471,120
Inventories	207,308	295,728	286,251	316,041
Prepayment and prepaid operating expense	52,805	46,986	43,945	40,628
Trade and other receivables	200,905	328,211	379,361	456,388
Other financial assets	1,973	18,730	240,311	644,071
Restricted cash	136,907	217,603	147,625	238,051
Cash and cash equivalents	261,615	358,490	462,483	603,036
Assets classified as held-for-sale	—	4,239	3,265	44
Total current assets	861,513	1,269,987	1,563,241	2,298,259
Total assets	3,727,929	4,073,160	4,523,392	5,769,379
Total non-current liabilities	230,607	688,622	991,673	1,311,416
Total current liabilities	1,251,324	1,108,086	938,537	1,150,241
Total liabilities	1,481,931	1,796,708	1,930,210	2,461,657
Ordinary shares $0.0004 par value	10,995	12,800	12,845	14,342
Non-controlling interest	1,182	952	109,410	359,307
Total equity	2,245,998	2,276,452	2,593,182	3,307,722

Shares issued and outstanding	27,487,676,065	32,000,139,623	32,112,307,101	35,856,096,167

As of December 31,
2010(1)
(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	515,808
Restricted cash	161,350
Accounts receivable, net of allowance	206,623
Inventories	213,404
Total current assets	1,179,102
Prepaid land use rights	78,798
Plant and equipment, net	2,351,863
Total assets	3,902,693
Total current liabilities	1,399,345
Total long-term liabilities	294,806
Total liabilities	1,694,152
Ordinary shares $0.0004 par value	10,934
Non-controlling interest	39,004
Total equity	2,169,537

Shares issued and outstanding	27,334,063,747

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

Our profit totaled US$126.3 million in 2014 and US$174.5 million in 2013. However, with the offsetting impact of such profits, we still have net accumulated losses of US$1,540.9 million as of the end of 2014. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of achieving or maintaining profitability.

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

In addition, an erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability or solvency of financial institutions, financial markets, businesses and sovereign nations could have an adverse effect on our results of operations.

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

In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Bank borrowing” for details). The Group’s ability to meet such financial ratios and other covenants can be affected by various events, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants   would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the terms and conditions of the loan agreement.

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

Over the next several years, we plan to increase our production capacity through expansion of existing and new production sites. We expect to add capital equipment and increase our headcount with future increases in production capacity. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth and our business and operating results could be adversely affected.

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our success depends on the continued service of our key management team members, and in particular, Mr. Zhou Zixue, Chairman of our Board and Executive Director as well as Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director. We do not carry full key person insurance. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations. As a result, our operations and the growth of our business could be seriously harmed.

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

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended December 31, 2013 and 2014, our five largest customers accounted for 52.3% and 51.1% of our total sales, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2014, our capital expenditures totaled approximately US$1 billion and we currently expect our capital expenditures for foundry operations in 2015 to total approximately US$1.4 billion, subject to adjustment based on market conditions. The planned 2015 capital expenditures for foundry operations are mainly for 1) the expansion of capacity in the 12-inch fab of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and the new 8-inch fab in Shenzhen and 2) research and development equipment, mask shops and intellectual property acquisition. We also have budgeted approximately US$100 million as the 2015 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. We plan to rent or sent these living quarters to employees in the future. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditures requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing, as we did in 2014 with our bond offerings and ordinary shares issuances. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

We plan to increase our production capacity through expansion of existing production sites and construction of new sites, such as Shenzhen, our wholly-owned subsidiary, SMNC, our majority-owned subsidiary in Beijing and SJ Semiconductor (Jiangyin) Corp, our majority-owned subsidiary in Jiangyin. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

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

The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, United Microelectronics Corporation, or UMC, and Global Foundries, as well as the foundry services offered by some IDMs, such as Fujitsu Limited and Samsung Electronics Co. Ltd. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. While different players in the wafer foundry market may compete on factors such as technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, yields, customer service and price, we seek to compete on the basis of process technology capabilities, performance, quality, service and price. The level of competition differs according to the process technology involved. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and UMC has its majority-owned fab in Suzhou. Also, UMC was approved recently by Taiwan government authorities to invest in a 12-inch joint venture fab in Xiamen. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

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

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2014, we had been granted 4,669 patents worldwide, of which, 60 were in Taiwan, 444 were in the U.S., 4,144 were in China and 21 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry partly due to our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

There is frequent intellectual property litigation in our industry, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters. In some cases, a company attempts to avoid or settle litigation on favorable terms if it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a favorable bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be prohibited from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products. Please refer to our historical litigation with TSMC on page 20 for details.

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

Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7500 to HK$7.7656 per US$1.00 for 2014, we cannot assure you that this policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

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

At the end of each reporting period, we are required to assess whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the impairment loss will be reversed up to the newly estimated recoverable amount, not to exceed the original value recorded. Goodwill impairment will not be reversed. As of December 31, 2014, the carrying amount of property, plant and equipment was US$2,995.1 million and the carrying amount of intangible assets was US$207.8 million.

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

Under the terms of the 2009 Settlement Agreement, our obligation to make the remaining payments of approximately US$40 million under the 2005 Settlement Agreement was terminated, but we agreed to pay TSMC an aggregate of US$200 million over a period of four years and committed, subject to certain terms and conditions, to issue TSMC 1,789,493,218 of our shares and one or more warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 of our shares, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment. See “Item 10 — Additional Information — Material Contracts—Other Contracts” for a more detailed description of the share and warrant issuance agreement entered into by us and TSMC in connection with the 2009 Settlement Agreement and the warrant agreement entered into between us and TSMC in connection with the 2009 Settlement Agreement. The 1,789,493,218 ordinary shares and the warrant to purchase 695,914,030 ordinary shares, subject to adjustment, were issued on July 5, 2010. In addition, the 2009 Settlement Agreement terminated that certain patent cross- license agreement that was entered into in connection with the 2005 Settlement Agreement under which we had previously cross-licensed patent portfolios with TSMC (“the 2005 Patent Cross-License”).

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the applicable professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to regularly evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud.

On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months.  The accounting firms filed a Petition for Review of the Initial Decision to the SEC.

On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the accounting firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with the SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ADSs under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The SEC’s “conflict minerals” rule has caused us to incur additional expenses, could limit the supply and increase the cost of certain minerals used in manufacturing our products, and could make us less competitive in our target markets.

On August 22, 2012, the SEC adopted a rule requiring disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The rule requires companies to obtain sourcing data from suppliers, engage in supply chain due diligence, and file annually with the SEC a specialized disclosure report on Form SD covering the prior calendar year. The rule could limit our ability to source at competitive prices and to secure sufficient quantities of certain minerals used in the manufacture of our products, specifically tantalum, tin, gold and tungsten, as the number of suppliers that provide conflict-free minerals may be limited. We may incur material costs associated with complying with the rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals-related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products.  We continue to investigate the presence of conflict materials within our supply chain.

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

We may experience difficulty in ramping up production at new or existing facilities. This could be due to a variety of factors, including hiring and training new personnel, implementing new fabrication processes, recalibrating and re-qualifying existing processes and the inability to achieve required yield levels.

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

In December 2013, we lost control of Brite Semiconductor Company and its subsidiaries (“Brite”), but still have significant influence over it. We recorded our ownership interest of Brite as investment in associate. Brite is principally engaged in development and design of integrated circuits.

The results of our joint ventures which we do not have control are reflected in our operating results to the extent of our ownership interest, and gains of the joint ventures could impact our operating results. As integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time, the joint ventures may face numerous challenges to successful operation, including all operational risks that customarily relate to manufacturing, sales, service, marketing, and corporate functions, which, if unsuccessful, may adversely impact, our business and operating result.

If we are unable to obtain raw materials, spare parts and outsourcing services in a timely manner, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers, almost all of which are sourced from outside China. We currently purchase approximately 73.0% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead times for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

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

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these resources will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fabs in Tianjin and Beijing are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and deterioration in yield.

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

The State Administration of Taxation of PRC issued the Public Notice of the State Administrative of Taxation Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Circular No.7”) on 3 February 2015, which further regulates and enhances the administration of CIT on indirect transfer of the equity interest in a China Tax Resident Enterprise, or China TRE, and other properties in China by non-TREs.  Please be reminded that Circular No. 7 takes effect from its issuance date (3 February 2015).  And the unsettled tax matters before the effective date shall follow the instructions of Circular No. 7.

Under Article 1 in Circular No. 7, where a Non-TRE indirectly transfers the equity interest in a China TRE and other properties in China through the implementation of a scheme without a reasonable commercial purpose and resulting in the avoidance of CIT liability, such indirect transfer should be re-characterized as a direct transfer of the equity interest in the TRE and other properties in China.  In addition, under Circular No. 7, the “indirect transfer of taxable properties in China” should refer to the Non-TRE, through the transfer of the equity and other similar rights (“the equity”) of an overseas enterprise (not including overseas incorporated Chinese TREs) (“Overseas Enterprise”) which directly or indirectly owns taxable properties in China, generates the same or similar substantive outcome as compared with a direct transfer of taxable properties in China, including change in shareholder of an Overseas Enterprises resulting from restructurings of the Non-TRE.  The Non-TRE who indirectly transfers taxable properties in China is referred as the “Equity Transferor”.

We do not believe that the transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular No. 7, as the share transfer is carried out for listing purpose and not carried for the main purposes of avoiding PRC taxes. However, Circular No.7 is relatively new and there is uncertainty as to the interpretation and application of Circular No.7 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular No.7 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular No. 7 or establishing that we should not be taxed under Circular No.7, any of which could have an adverse effect on our financial condition and results of operations.

Because our business is highly dependent on growth in the electronics manufacturing supply chain in China, any slowdown in this growth could adversely affect our business and operating results.

Our business is highly dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for devices that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a serious adverse effect on our business. In addition, our business plan assumes that an increasing number of non-Chinese IDMs, fabless semiconductor companies and systems companies will establish operations in China. Any decline in the rate of migration to China of semiconductor design companies or companies that require semiconductors as components for their products could adversely affect our business and operating results.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.1190 on December 31, 2014 compared with 6.0969 on December 31, 2013 by the PBOC. The cumulative depreciation of the Renminbi against the U.S. dollar in 2014 was approximately 0.36%. There still remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and could have an adverse effect on our business and operating results.

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

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2014, approximately 23.8% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, Semiconductor Manufacturing International (Tianjin) Corporation, or SMIC Tianjin, Semiconductor Manufacturing International (Shenzhen) Corporation, or SMIC Shenzhen, SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation, Semiconductor Manufacturing North China (Beijing) Corporation or SMNC, and SJ Semiconductor (Jiangyin) Corporation. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with IFRS. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

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

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities in China, including facilities at Beijing, Shanghai, Tianjin and Shenzhen, with an aggregate capacity of up to 247,500 8-inch wafer equivalents per month. Prior to 2013, we managed and operated a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin arrangement”). The Wuhan Xinxin arrangement ended in the first quarter of 2013, and we no longer manage or operate the wafer fab in Wuhan.

We spent approximately US$499 million, US$770 million and US$1,014 million to construct, equip and ramp up our fabs in 2012, 2013 and 2014, respectively. Currently, the planned capital expenditures in 2015 for foundry operations are approximately US$1.4 billion, which are mainly for 1) the expansion of capacity in the 12-inch fab of SMNC and the new 8-inch fab in Shenzhen and 2) research and development equipment, mask shops and intellectual property acquisition. In addition, we have budgeted approximately US$100 million as the 2015 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. We plan to rent or sell these living quarters to employees in the future. The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances and other forms of financing.

Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), which is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits and is expected to establish and build up significant manufacturing capacity, had reached an installed capacity of 10,000 wafers per month but had not entered into mass production at the end of 2014. It also targets to reach an installed capacity of 20,000 wafers per month by the end of 2015.

On August 8, 2014, Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), the largest packaging service provider in China and we, jointly issued a press release in relation to the formation of a joint venture for 12-inch bumping and related testing, pursuant to the previously signed joint venture agreement by and between JCET and us on February 20, 2014. On November 25, 2014, SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”) was established in Jiangyin National High-Tech Industrial Development Zone (JOIND), in Jiangsu province, China. SJ Jiangyin is a wholly-owned subsidiary of SJ Semiconductor (HK) Limited and SJ Semiconductor (HK) Limited is a wholly-owned subsidiary of SJ Semiconductor Corporation (“SJ Cayman”), which is the joint venture of JCET and us. Under the joint venture agreement, JCET and we have contributed 49% and 51%, respectively, of the share capital of SJ Cayman.

On December 22, 2014, (i) SilTech Shanghai, our indirectly wholly-owned subsidiary; (ii) JCET, and (iii) National Integrated Circuit Industry Investment Fund Co., Ltd., a company incorporated under PRC law, entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC, a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which are listed on the SGX-ST.  As of April 28, 2015, the proposed acquisition is under review pending approval and has not been completed.

B.           Business Overview

We provide integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, we position ourselves as the most advanced and diversified foundry in mainland China to address the mainland China semiconductor needs. Currently, we have a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing, a 200mm fab in Tianjin, and a 200mm fab in Shenzhen.

We also have customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

The table below sets forth a summary of our current fabs:

	SMIC Shanghai		SMIC Beijing	SMIC Tianjin	SMIC Shenzhen	SMNC
Number and Type of fab	mega-fab	12-inch fab	mega-fab	8-inch fab	8-inch fab	12-inch fab
Wafer size	200mm	300mm	300mm	200mm	200mm	300mm
Current most advanced technology for volume production	0.11 micron	0.028 micron	0.055 micron	0.15 micron	0.11 micron (Planned)	0.028 micron (Planned)
Production, supporting, testing and maskshop clean room size	34,020m2	11,095m2	26,276m2	9,740m2	19,735m2 (Planned)	28,124m2 (Planned)

In addition to wafer fabrication, our service offerings include a comprehensive portfolio consisting of IC design libraries, circuit design blocks, design support, mask-making, wafer probing and gold/solder bumping. We have a majority owned factory for 300mm wafer bumping and testing services under development in Jiangyin. We also work with our partners to provide IC assembly and testing services.

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

The following table sets forth the historical capacity and utilization rate of our wafer fabrication and facilities (all output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month):

Fab	2012		2013		2014
Wafer fabrication capacity as of year-end(1)
Shanghai mega-fab	90,000		90,000		96,000
Shanghai 12-inch fab	13,500		27,000		31,500
Beijing mega-fab	78,750		81,000		81,000
Tianjin fab	37,000		36,000		39,000
Total monthly wafer fabrication capacity as of year-end(3)	219,250	(2)	234,000	(2)	247,500	(2)
Wafer Fabrication capacity utilization	88.3%		90.7%		91.0%

(1)         Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)   Mega fab structure includes copper inter connects in the total monthly capacity.

(3)         Our 8-inch fab in Shenzhen reached an installed capacity of 10,000 wafers per month but had not entered into mass production at the end of 2014.

Our factories manufacture the following types of semiconductors:

•                  Logic (including Baseband, Application Processor, SoC,  MCU, Touch Controller IC, DSP and ASIC/ASSP);

•                  Mixed-Signal and RF (including Wi-Fi, Bluetooth, RF, Fingerprint Sensor, Demodulator and Tuner IC);

•                  Power IC (including Power Management, LED Driver, Display Driver, and High Voltage IC);

•                  Memory (including SRAM, EEPROM, NAND Flash, NOR Flash, eEEPROM and eFlash);

•                  CIS (including FSI and BSI CMOS Image Sensors);

•                  Others (including MEMS, TSV, IPD, 3DIC and Bumping).

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2012, 2013 and 2014 and each of the quarters in the year ended December 31, 2014:

			For the three months ended				For the year ended
Process	For the year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2012	2013	2014	2014	2014	2014	2014
	(based on sales in US$)
0.045 micron	1.06%	12.06%	9.75%	13.27%	10.42%	10.84%	11.12%

0.065 micron	31.98%	27.91%	21.26%	26.29%	24.32%	24.67%	24.23%

0.09 micron	8.69%	4.90%	4.35%	3.38%	3.55%	4.21%	3.85%

0.13 micron	14.39%	10.83%	12.87%	12.08%	11.45%	9.93%	11.56%

0.15 micron	0.80%	0.57%	0.52%	0.58%	0.43%	0.49%	0.51%

0.18 micron	37.49%	39.38%	46.30%	39.63%	45.24%	45.05%	43.96%

0.25 micron	0.29%	0.33%	0.25%	0.25%	0.36%	0.26%	0.28%

0.35 micron	5.30%	4.02%	4.70%	4.52%	4.23%	4.55%	4.49%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

Customers and Markets

Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for 2012, 2013 and 2014:

	For the year ended December 31,
	2012		2013		2014
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Fabless semiconductor companies	1,494,239	87.81%	1,814,221	87.69%	1,705,863	86.59%
Integrated device manufacturers	142,101	8.35%	127,471	6.16%	61,272	3.11%
Systems companies and others	65,258	3.84%	127,272	6.15%	202,831	10.30%
Total	1,701,598	100.00%	2,068,964	100.00%	1,969,966	100.00%

We categorize our sales geographically based on the headquarters of customer operations and not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2012, 2013 and 2014:

	For the year ended December 31,
	2012		2013		2014
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

United States	940,370	55.26%	1,002,699	48.47%	855,792	43.44%
Mainland China and Hong Kong	577,590	33.95%	836,771	40.44%	852,204	43.26%
Eurasia*	183,638	10.79%	229,494	11.09%	261,970	13.30%
Total	1,701,598	100.00%	2,068,964	100.00%	1,969,966	100.00%

* Excluding Mainland China and Hong Kong

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. A significant portion of our sales is attributable to a relatively small number of our customers. For the year ended December 31, 2014, our five largest customers accounted for 51.1% of our total sales.

The following table sets forth a breakdown of our sales by application type for 2012, 2013 and 2014:

	For the year ended December 31,
	2012		2013		2014
Application Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Computing(1)	33,448	1.97%	33,709	1.63%	51,645	2.62%
Communications(2)	779,614	45.82%	930,234	44.96%	828,405	42.05%
Consumer(3)	741,456	43.57%	916,999	44.32%	905,609	45.97%
Others	147,080	8.64%	188,022	9.09%	184,307	9.36%
Total	1,701,598	100.00%	2,068,964	100.00%	1,969,966	100.00%

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

Intellectual Property, Patents

We have several thousand patents and patent applications, in addition to third party licenses. Research and development is important for us to maintain our competitiveness. We also have various trademark registrations worldwide. However, we are not dependent on any single patent, license, or trademark, or any group of related patents, licenses or trademarks. Please also see “Research and Development, Patents and Licenses, etc.” on page 71.

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

Our competitors are other pure-play foundries such as TSMC, UMC and Global Foundries. Another group of potential competitors consists of IDMs that have established their own foundry capabilities including Fujitsu Limited and Samsung Electronics Co., Ltd.

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

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and UMC has its majority-owned fab in Suzhou. Also, UMC was approved recently by Taiwan government authorities to invest in a 12-inch joint venture fab in Xiamen. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

Business Seasonality

In general, semiconductor foundry business is subject to seasonal behavior patterns in which business normally would peak in the third quarter of a calendar year and bottom in the first quarter.

Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 25%, 24% and 24% of our manufacturing costs in 2012, 2013 and 2014, respectively.

The three largest components of raw material costs - raw wafers, chemicals and gases - accounted for approximately 36%, 24%, and 10%, respectively, of our raw material costs in 2012, approximately 36%, 26%, and 10%, respectively, of our raw material costs in 2013, and approximately 36%, 27% and 9%, respectively, of our raw material costs in 2014. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2014, we purchased approximately 73.0% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

For 2014, our largest and five largest raw materials suppliers accounted for approximately 11.4% and 42.0%, respectively, of our overall raw materials purchases. For 2013, our largest and five largest raw materials suppliers accounted for approximately 12.2% and 40.7%, respectively, of our overall raw materials purchases. For 2012, our largest and five largest raw materials suppliers accounted for approximately 11.9% and 41.3%, respectively, of our overall raw materials purchases. Our largest raw materials supplier was the same in last three years. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

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

The semiconductor manufacturing process also uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab and 12-inch fab from Pudong Veolia Water Corporation Limited, for our Beijing mega-fab and 12-inch fab from Beijing Waterworks Group Co. Ltd., for our Tianjin fab from the Tianjin Municipal Water Department and for our Shenzhen facility from Grand Industrial Zone Water Company of Shenzhen. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing and Tianjin facilities, and our water recycling systems in each of our fabs allow us to recycle up to 80% of the water used during the manufacturing process. The Beijing site is also equipped to use recycled/treated industrial waste water from the Beijing Economic and Technological Development Area for non-critical operations.

Regulation

The integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.

Preferential Industrial Policies Relating to ICPEs (“Integrated Circuit Production Enterprises”)

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

SMIC Shanghai, SMIC Beijing, SMIC Tianjin, and SMNC have been accredited as ICPEs and are entitled to the preferential industrial policies described below.

Encouragement of Domestic Investment in ICPEs

Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on March 27, 2011 and amended on February 16, 2013 and March 10, 2015, the Chinese government encourages (i) the design of integrated circuits, (ii) the fabrication of integrated circuits with a line width of less than 0.11 micron (including 0.11 micron) and (iii) the advanced packaging and testing of BGA, PGA, CSP and MCM. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006, 2008 and 2012, as well as in the General Administration of Customs’ announcement on the relevant matters arising from the implementation of the Industrial Restructuring Guidance Catalogue (2011) by the customs (Announcement No. 36 [2011]of the General Administration of Customs) and the Notice of the State Council on Adjusting the Taxation Policies for Imported Equipment (Guo Fa [1997] No.37).

Encouragement of Foreign Investment in ICPEs

Pursuant to the Integrated Circuit Policies and the Guideline Catalogue of Foreign Investment Industries promulgated jointly by the State Development and Reform Commission and the Ministry of Commerce on March 10, 2015, the following foreign investment categories are encouraged:

•                  design of integrated circuits;

•                  fabrication of large scale integrated circuits with a line width of less than 28 nanometer (including 28 nanometer);

•                  fabrication of analog and analog digital integrated circuits with a line width of less than 0.11 micron (including 0.11 micron);

•                  advanced packaging and testing of BGA, PGA, CSP, MCM;

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

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22,  2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

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

Preferential Policies Encouraging Research and Development

The EIT Law and the Implementation Regulations of the EIT Law have provided tax incentives in relation to technologies as a means to encourage advancement and adoption of new technologies. The EIT Law provides an additional 50% deduction of the research and development expenses incurred from the research and development of new technologies, new products, and new techniques on the basis of the actual deductions when relevant enterprise has no intangible asset to be formed and calculated into the current gains and losses. R&D super deduction is subject to certain application with the in-charge tax bureau with other supporting documents (i.e. specialized R&D audit report, etc.).

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

PRC Tax for “Resident Enterprises”

Under China’s EIT Law, an enterprise established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC is treated as a resident enterprise for PRC tax purpose. If we are classified as a “resident enterprise” in China, we could be subject to unfavorable tax consequences to us and our non-PRC shareholders. The implementing rules of the EIT Law define de facto management bodies as “management bodies that exercises substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the State Administration of Taxation further specified criteria for the determination of the location of ‘‘de facto management bodies’’ for foreign enterprises, which include: (i) the enterprise’s day-to-day operational management is primarily exercised in the PRC, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC.

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

Environmental Regulations

Our Chinese subsidiaries are subject to a variety of Chinese environmental laws and regulations promulgated by the central and local governments, for example, the Environmental Protection Law of the People’s Republic of China, effective December 26, 1989 and amended on April 24, 2014, effective January 1, 2015, concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen and SMNC have all received approval with respect to their relevant environmental impact assessment reports and discharge registrations.

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

C.           Organizational Structure

We operate primarily through SMIC Shanghai, SMIC Beijing, SMIC Tianjin and SMIC Shenzhen in China. The chart below sets forth also our other significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2014:

		Direct or Indirect
		equity
	Place and date of	ownership	Principal
Name of company	incorporation/establishment	held	Activity

Better Way Enterprises Limited (“Better Way”)*	Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	PRC September 30, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation#	PRC December 29, 2005	100%	Construction, operation and management of SMICD’s living quarters, schools and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding
SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation#	PRC October 28, 2014	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor Corporation	Cayman Islands August 19, 2014	51%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products
Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong March 20, 2008	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation #	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor Shanghai Corporation Limited#	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)*	PRC July 12, 2013	55%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd #	PRC January 17, 2014	100%	Investment holding
Shanghai Xinxin Investment Centre (Limited Partnership)	PRC August 5, 2014	99%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC August 1, 2014	99%	Investment holding
Shanghai Chengxin Investment Center (Limited Partnership)	PRC August 5, 2014	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC July 31, 2014	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong September 2, 2014	51%	Investment holding
SJ Semiconductor (Jiangyin) Corp.	PRC November 25, 2014	51%	Bumping and circuit probe testing activities

*For identification purposes only.

# Companies registered as wholly-owned foreign enterprises in the People’s Republic of China. (PRC) excluding for the purpose of this report, Hong Kong, Macau, and Taiwan.

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

Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1)or
Location	Size (Land/Building)	Primary Use	Leased (Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/201,772	Wafer fabrication	owned/owned

Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned

Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned

Shenzhen Export Processing Zone, Shenzhen Pingshan NewArea, Guangdong	200,060/na	Wafer fabrication	owned/na

Jiangyin National High-Tech Industrial Development Zone, Jiangsu Province	na/14,245	Bumping and circuit probe testing	na/ leased

Japan	na/35	Marketing activities	na/leased

USA	na/2,092	Marketing activities	na/leased

Italy	na/280	Marketing activities	na/leased

Taiwan	na/500	Marketing activities	na/leased

Hong Kong(2)	na/300	Representative Office	na/owned

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

The construction of our 8-inch fab in SMIC Shenzhen began in 2008 in an effort to expand our production capacity. SMIC Shenzhen is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits and is expected to establish and build up significant manufacturing capacity. SMIC Shenzhen had reached an installed capacity of 10,000 wafers per month but had not entered into mass production at the end of 2014. SMIC Shenzhen targets to reach an installed capacity of 20,000 wafers per month by the end of 2015. See “Item 3.D - Risk Factors - Risks Related to Our Financial Condition and Business.”

Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to our domestic bank loan agreements, SMIC Shanghai had pledged a portion of its land use right to the lenders. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

For further discussion concerning our capacity, capacity utilization rate and capacity expansion plans, please see “Item 5 — Operating and Financial Review and Prospects — Factors that Impact our Results of Operations.”

Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations are subject to regulation and periodic monitoring by the PRC’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government, the Tianjin Municipal Government and the Shenzhen Municipal Government, which may in some cases, establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorize the Chinese national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or any of our subsidiaries for violations of environmental pollution.

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

We are also proactively protecting the environment by implementing energy saving measures to reduce greenhouse gas emissions. In order to calculate our greenhouse gas output and to reach a reduction goal, all SMIC sites obtained ISO 14064 certification since 2010. ISO 14064 is an international standard against which greenhouse gas (GHG) emissions reports are voluntarily verified. Once the Shenzhen site is in mass production, it will undergo the ISO14064 certification too.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, December 31, 2012, 2013 and 2014. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D - Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.         Operating Results

Overview

Our operations are primarily based in China. We continued to achieve profitability on a full-year basis in 2014. In 2014 we achieved total sales of US$1,970.0 million, compared to US$2,069.0 million in 2013. Revenue excluding wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”) was US$1,970.0 million in 2014, compared to US$1,961.6 million in 2013. We recorded annual profit of US$126.3 million and generated US$608.1 million in cash from operating activities in 2014, compared to annual profit of US$174.5 million and US$738.0 million in cash from operating activities in 2013.

Our China revenue contributed 43.3% of the overall revenue in 2014, compared to 40.4% in 2013. In particular, 50.6% of our advanced nodes (90nm and below) wafer revenue in 2014 was contributed by customers in China. In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below decreased from 44.9% in 2013 to 39.2% in 2014 and the revenue contribution percentage from 40/45nm technology decreased slightly from 12.1% in 2013 to 11.1% in 2014. On the other hand, revenue contribution percentage from 0.15/0.18um technology increased from 39.9% in 2013 to 44.5% in 2014. Furthermore, in December 2014, we announced, together with Qualcomm Incorporated, the successful fabrication of Qualcomm® Snapdragon™410 processors in our 28nm technology.

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

Substantial Capital Expenditures

The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$499 million, US$770 million, and US$1,014 million, in 2012, 2013 and 2014, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$531.8 million, US$501.9 million, and US$506.4 million in 2012, 2013 and 2014, respectively.

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$193.6 million in 2012, US$145.3 million in 2013 and US$189.7 million in 2014 on research and development expenses, which represented 11.4%, 7.0% and 9.6%, respectively, of our sales for 2012, 2013 and 2014. Our research and development costs are partially offset by related government fundings and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2015 for foundry operations will be approximately US$1.4 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in the 12-inch fab of SMNC and the new 8-inch fab in Shenzhen and 2) research and development equipment, mask shops and intellectual property acquisition. In addition, we have budgeted approximately US$100 million as the 2015 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. We plan to rent or sell these living quarters to employees in the future. Our actual expenditures may differ from our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations and will adjust our capital expenditures plans as necessary.

Capacity Expansion

We have expanded our production capacity in the past years, and plan to continue to expand through organic growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. In 2015, most of our expansion will be on our Shenzhen site and on our majority-owned fab in Beijing. Our target, subject to market condition, is to reach 20,000 8-inch wafers per month installed capacity in our Shenzhen fab, and 10,000 12-inch wafers per month installed capacity in our majority-owned Beijing fab by the year end.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped decreased from US$804 per wafer in 2013 to US$770 per wafer in 2014.

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

Capacity Utilization Rates

Operations at or near full capacity utilization have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed or semi-fixed nature. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our capacity utilization rates have varied from period to period mainly due to the mix of wafers produced and fluctuations in customer orders. Our capacity utilization rate was 88.3% in 2012, 90.7% in 2013 and 91.0% in 2014. Factors affecting capacity utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision was US$29.6 million (2013: US$(0.1) million and 2012: US$4.9 million).

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

Our other subsidiaries are subject to their respective jurisdictions’ income tax laws, including Japan, Taiwan, the United States and Europe. Our income tax obligations to date have been minimal.

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

A deferred tax asset of nil and US$0.5 million has been recognized in our consolidated statement of financial position as of December 31, 2013 and 2014, respectively, in relation to unused tax losses. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. For further details on taxes see “Note 10 to Consolidated Financial Statements”.

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

Recent Accounting Pronouncements

IAS 19 Defined benefit plans: employee contributions

This narrow scope amendment applies to contributions from employees or third parties to defined benefit plans. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

IFRS 9 ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities

The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (‘OCI’) and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes.

Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We are yet to assess IFRS 9’s full impact.

IFRS 15 Revenue from contracts with customers

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. We are assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations

The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’ (as defined in IFRS 3, Business combinations. Specifically, an investor will need to:

•  measure identifiable assets and liabilities at fair value;

•  expense acquisition-related costs;

•  recognize deferred tax; and

•  recognize the residual as goodwill.

All other principles of business combination accounting apply unless they conflict with IFRS 11.

The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained.

Amendments to IFRS 10, IFRS 12 and IAS 28 on investment entities: applying the consolidation exception

The amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

The amendments to IFRS 10 clarify that the exception from preparing consolidated financial statements is available to intermediate parent entities which are subsidiaries of investment entities. The exception is available when the investment entity parent measures its subsidiaries at fair value. The intermediate parent would also need to meet the other criteria for exception listed in IFRS 10.

The amendments also clarify that an investment entity should consolidate a subsidiary which is not an investment entity and which provides services in support of the investment entity’s investment activities, such that it acts as an extension of the investment entity. However, the amendments also confirm that if the subsidiary is itself an investment entity, the investment entity parent should measure its investment in the subsidiary at fair value through profit or loss. This approach is required regardless of whether the subsidiary provides investment-related services to the parent or to third parties.

The amendments to IAS 28 allow an entity which is not an investment entity, but has an interest in an associate or a joint venture which is an investment entity, a relief to retain the fair value measurement applied by the investment entity associate or joint venture, or to unwind the fair value measurement and instead perform a consolidation at the level of the investment entity associate or joint venture for their subsidiaries when applying the equity method.

Amendments to IAS 1 for the disclosure initiative

The amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. Although the amendments do not require specific changes, they clarify a number of presentation issues and highlight that preparers are permitted to tailor  the  format  and  presentation  of  the  financial  statements  to  their  circumstances and the needs of users.

Amendments to IAS 16 and IAS 38 on clarification of acceptable methods of depreciation and amortization

The amendments clarify when a method of depreciation or amortization based on revenue may be appropriate. The amendment to IAS 16 clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.

The amendment to IAS 38 establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate. The presumption may only be rebutted in certain limited circumstances:

•  where the intangible asset is expressed as a measure of revenue; or

•          where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture

The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture.

A full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

Amendment to IAS 27 on equity method in separate financial statements

The amendment allows entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

Annual Improvements to IFRSs 2010—2012 Cycle

The Annual Improvements to IFRSs 2010—2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) clarify the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity. All non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

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

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

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

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on our consolidated financial statements.

Annual Improvements to IFRSs 2011—2013 Cycle

The Annual Improvements to IFRSs 2011—2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

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

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011—2013 Cycle will have a material effect on our consolidated financial statements.

Annual Improvements to IFRSs 2012—2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarized below:

•  IFRS 5, ‘Non-current assets held for sale and discontinued operations’

It clarifies that when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as ‘held for sale’ or ‘held for distribution’ simply because the manner of disposal has changed. It also explains that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not classified as ‘held for sale’.

•  IFRS 7, ‘Financial instruments: Disclosures’

There are two amendments:

i)                                         Service  contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognize the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. It provides guidance about what is meant by continuing involvement.

There is a consequential amendment to IFRS 1 to give the same relief to first time adopters.

ii)                                      Interim financial statements

It clarifies the additional disclosure required by the amendments to IFRS 7, ‘Disclosure — offsetting financial assets and financial liabilities’ is not specifically required  for  all  interim periods, unless required by IAS 34.

•  IAS 19, ‘Employee benefits’

It clarifies when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds  in the relevant currency should be used.

•  IAS 34, ‘Interim financial reporting’

It clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’. It also amends IAS 34 to require a cross-reference from the interim financial statements to the location of that information

Incentives from the Chinese government

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

	For the year ended December 31,
	2012	2013	2014
	(in US$ thousands, except for earnings per share)
Revenue	1,701,598	2,068,964	1,969,966
Cost of sales	(1,352,835)	(1,630,528)	(1,486,514)
Gross profit	348,763	438,436	483,452
Research and development expenses, net	(193,569)	(145,314)	(189,733)
Sales and marketing expenses	(31,485)	(35,738)	(38,252)
General and administration expenses	(107,313)	(138,167)	(139,428)
Other operating income	19,117	67,870	14,206
Profit from operations	35,513	187,087	130,245
Interest income	5,390	5,888	14,230
Finance costs	(39,460)	(34,392)	(20,715)
Foreign exchange gains or losses, net	3,895	13,726	(5,993)
Other gains or losses	6,398	4,010	18,210
Share of profits of associates	1,703	2,278	2,073
Profit before tax	13,439	178,597	138,050
Income tax benefit (expense)	9,102	(4,130)	(11,789)
Profit for the year	22,541	174,467	126,261
Other comprehensive income
Exchange differences on translating foreign operations	70	731	(324)
Total comprehensive income for the year	22,611	175,198	125,937
Profit (loss) for the year attributable to:
Owners of the Company	22,771	173,177	152,969
Non-controlling interests	(230)	1,290	(26,708)
	22,541	174,467	126,261
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	22,841	173,908	152,645
Non-controlling interests	(230)	1,290	(26,708)
	22,611	175,198	125,937
Earnings per share
From continuing and discontinued operations
Basic	$0.00	$0.01	$0.00
Diluted	$0.00	$0.01	$0.00
From continuing operations
Basic	$0.00	$0.01	$0.00
Diluted	$0.00	$0.01	$0.00

Revenue

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services.

In 2014, fabless semiconductor companies accounted for 86.6%, IDMs accounted for 3.1% and systems and other companies accounted for 10.3%, respectively, of our sales. A significant portion of our net sales is attributable to a relatively small number of our customers. In 2012, 2013, and 2014 our five largest customers accounted for approximately 56.0%, 52.3% and 51.1%, respectively of our sales.

Cost of sales

Our cost of sales consists principally of:

•                  depreciation and amortization;

•                  overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities, royalties and inventory provision;

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

•                  General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative support, finance and human resource personnel, commercial insurance, fees for professional services, city maintenance and construction tax expenses, educational surtax expenses and bad debt expenses.

•                  Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

•                  Other operating income (loss). Other operating income (loss) consist primarily of gains or losses arising from disposal of our living quarters, gains or losses arising from disposal of subsidiaries and impairment loss of long-lived assets.

Finance cost

Our finance costs consist of:

•                  interest expenses, net of government fundings and capitalized portions, which have been primarily attributable to our bank loans, corporate bonds and the imputed interest rate on an outstanding interest-free convertible bonds, and;

•                  accretion of interest to preferred shareholders of subsidiaries.

Other gains or losses

Our other gains or losses mainly consist of:

•                  gains and losses from our schools, kindergartens and living quarters;

•                  the payment of land idling tax charged by the local government; and

•                  the changes of fair value and disposal gains or losses of the financial products sold by banks.

Comparison of the Years Ended December 31, 2012, 2013 and 2014

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Revenue decreased by 4.8% from US$2,069.0 million for 2013 to US$1,970.0 million for 2014, primarily because there had been no wafer shipments from Wuhan Xinxin Semiconductor  Manufacturing Corporation (“Wuhan Xinxin”) since the first quarter of 2014. Revenue excluding wafer shipments from Wuhan Xinxin was US$1,970.0 million in 2014, compared to US$1,961.6 million in 2013. For the full year of 2014, the overall wafer shipments were 2,559,245 units of 8-inch equivalent wafers, down 0.6% year-on-year.

The average selling price of the wafers we shipped decreased from US$804 per wafer in 2013 to US$770 in 2014. The percentage of wafer revenues from advanced 40/45nm technologies slightly decreased from 12.1% in 2013 to 11.1% in 2014.

Cost of sales and gross profit

Cost of sales decreased by 8.8% from US$1,630.5 million for 2013 to US$1,486.5 million for 2014, primarily due to 1) no wafer shipments from Wuhan Xinxin and 2) an increase of fab efficiency and cost saving. Out of the total cost of sales, US$474.8 million and US$436.1 million were attributable to depreciation and amortization for the year ended December 31, 2013 and 2014, respectively.

Our gross profit was US$483.5 million for 2014 compared to US$438.4 million for 2013, representing an increase of 10.3%. Gross margin was 24.5% in 2014 compared to 21.2% in 2013. The increase in gross margin was primarily because 1) there were no wafer shipments from Wuhan Xinxin which had lower gross margin since the first quarter of 2014 and 2) of improved fab efficiency in 2014.

Profit for the year from operations

Profit from operations decreased from US$187.1 million for the year ended December 31, 2013 to US$130.2 million for the year ended December 31, 2014 primarily due to the combined effect of 1) an increase of gross profit in 2014, 2) an increase in R&D activities in 2014, 3) higher gain realized from the partial disposal of the living quarters in Shanghai in 2013 and 4) the gain arising from the disposal of our total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan in 2013.

Research and development expenses increased by 30.6% from US$145.3 million for the year ended December 31, 2013 to US$189.7 million for the year ended December 31, 2014. The increase was mainly due to the increase in R&D activities.

General and administrative expenses increased by 0.9% from US$138.2 million for the year ended December 31, 2013 to US$139.4 million for the year ended December 31, 2014.

Sales and marketing expenses increased by 7.0% from US$35.7 million for the year ended December 31, 2013 to US$38.3 million for the year ended December 31, 2014.

Other operating income decreased by 79.1% from US$67.9 million for the year ended December 31, 2013 to US$14.2 million for the year ended December 31, 2014. The decrease was due to 1) the gains of US$34.0 million realized from the partial disposal of our living quarters in 2013 higher than US$14.6 million in 2014 and 2) the gain of US$28.3 million arising from the disposal of our total ownership interest in WHDM in 2013.

As a result, our profit from operations decreased to US$130.2 million for the year ended December 31, 2014 from US$187.1 million for the year ended December 31, 2013.

Profit for the Year

Due to the factors described above, we recorded a profit of US$126.3 million in 2014 compared to US$174.5 million in 2013.

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

Profit for the year from operations

Profit from operations increased from US$35.5 million for the year ended December 31, 2012 to US$187.1 million for the year ended December 31, 2013 primarily due to 1) an increase of gross profit in 2013, 2) shipment increase and high utilization in 2013, 3) Shanghai 12- inch fab successfully ramping up and reducing per wafer cost, 4) increase of fab efficiency and cost saving, 4) the gain arising from the disposal of part of the living quarters in Shanghai, and 5) the gain arising from the disposal of our total ownership interest in WHDM.

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

Other operating income was US$67.9 million and US$19.1 million for the year ended December 31, 2013 and 2012, respectively, and the increase was due to 1) the gains of US$34.0 million arising from the disposal of part of our living quarters in Shanghai in 2013 higher than US$19.4 million in 2012, 2) the gain of US$28.3 million arising from the disposal of our total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan and 3) the gain of US$5.4 million arising from the deconsolidation of Brite Semiconductor Corporation and its subsidiaries, or Brite, due to loss of control.

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

B.           Liquidity and Capital Resources

We anticipate our working capital to be sufficient for our present requirements. We will require access to significant capital to fund our future capital expenditures and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. In 2014, we entered into the subscription agreements in respect of the issue of US$204 million zero coupon convertible bonds, US$500 million corporate bonds and 2,590,000,000 ordinary shares with net proceeds of approximately US$197.2 million in June and 938,111,417 ordinary shares with net proceeds of approximately US$72.6 million in November 2014.

On February 12, 2015, we entered into the share purchase agreement with China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”). Pursuant to the share purchase agreement, we proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund at the consideration of approximately HK$3,098.71 million. The Placing of New Shares shall be completed no later than four months after the signing of the share purchase agreement (or such later date as may be agreed by the parties).

Each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill Limited (“Country Hill”) delivered an irrevocable notice to us on March 2, 2015 that they would be exercising their pre-emptive rights in respect of the Placing of New Shares. We will also enter into share purchase agreements with Datang and Country Hill in relation to any issue of new shares to Datang and Country Hill. Our entering into of the share purchase agreements with Datang and Country Hill and the transactions contemplated thereunder constitute connected transactions of the Company under the Hong Kong Listing Rules and are thus subject to independent shareholders’ approval requirement.

We anticipate that the cash on hands, cash flows from operations in 2015 and the proceeds from the above new ordinary shares issued will be sufficient to meet our capital expenditures requirement. If necessary, we will also explore other external financing.

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

	For the Years Ended December 31,
	2012	2013	2014
		(in US$ thousands)
Cash Flow Data:

Profit for the year	22,541	174,467	126,261
Non-cash adjustment to reconcile profit to net operating cash flow:
Depreciation and amortization	566,899	546,910	549,468
Net cash from operating activities	435,166	738,016	608,102
Payments for property, plant and equipment	(400,291)	(650,160)	(653,134)
Net cash used in investing activities	(522,277)	(807,467)	(1,144,123)
Net cash from financing activities	184,101	173,458	676,683
Net increase in cash and cash equivalents	96,990	104,007	140,662

Operating Activities

As of December 31, 2014, we had US$603.0 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2014 was US$608.1 million, which was primarily due to the net profit of US$126.3 million, an increase of US$89.2 million in trade and other receivables and the add-back of US$549.5 million in depreciation and amortization.

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

Investing Activities

Our net cash used in investing activities was US$1,144.1 million in 2014, US$807.5 million in 2013 and US$522.3 million in 2012. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing, Tianjin and Shenzhen.

Financing Activities

Our net cash from financing activities in 2014 was US$676.7 million. This was primarily derived from US$376.6 million in the proceeds from borrowings, US$952.4 million in the repayment of borrowings, US$203.8 million in the proceeds from issuance of convertible bonds, US$492.3 million in the proceeds from issuance of corporate bonds, US$270.2 million in the proceeds from issuance of ordinary shares and US$276.8 million in the capital contribution from non-controlling interest.

Our net cash from financing activities in 2013 was US$173.5 million. This was primarily derived from US$905.1 million in the proceeds from borrowings, US$1,008.7 million in the repayment of borrowings, US$195.8 million in the proceeds from issuance of convertible bonds, US$108.0 million in the capital contribution from non-controlling interest and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2012 was US$184.1 million. This was primarily derived from US$1,541.5 million in the proceeds from borrowings, US$1,328.0 million in the repayment of borrowings and US$30.0 million in the repayment of promissory notes.

Capital Expenditures

We incurred capital expenditures of US$499 million, US$770 million and US$1,014 million in 2012, 2013 and 2014, respectively. We currently expect our capital expenditures in 2015 for foundry operations to be approximately US$1.4 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in the 12-inch fab of SMNC and the new 8-inch fab in Shenzhen and 2) research and development equipment, mask shops and intellectual property acquisition. In addition, we have budgeted approximately US$100 million as the 2015 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. We plan to rent or sell these living quarters to employees in the future. We plan to finance our substantial capital expenditure requirements through funds generated from a combination of cash from operations, bank borrowing, and debt or equity issuances.

The construction in progress balance of approximately US$1,060.7 million as of December 31, 2014, primarily consisted of US$580.1 million and US$137.9 million of the manufacturing equipment acquired to further expand the production capacity at our two 12” fabs in Beijing and one 12” fab in Shanghai, respectively, and US$259.7 million of the manufacturing equipment acquired to further expand the production capacity at the 8” fab in Shenzhen. In addition, US$83.0 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2015.

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

Commitments

As of December 31, 2014, we had commitments of US$211.7 million for facilities construction obligations in connection with our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities. We had commitments of US$292.9 million to purchase machinery and equipment for our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs and US$14.1 million to purchase intellectual property. For additional information, see “Item 5.A — Operating and Financial Review and Prospects - Operating Results”. As of December 31, 2014, our outstanding long-term loans primarily consisted of US$221.5 million in secured bank loans and US$81.7 million in unsecured bank loans, which are repayable in installments starting in June 2015, with the last payment due in February 2018.

Bank Borrowing

2012 USD Loan (SMIC Shanghai)

In March 2012, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIC Shanghai. SMIC Shanghai had drawn down US$268 million and repaid the outstanding balance on this loan facility in advance by December 2014. As of December 31, 2014, SMIC Shanghai had no outstanding balance of the facility. The interest rate on this loan facility ranged from 3.6% to 3.9% in 2014.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIC Shanghai entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIC Shanghai’s 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIC Shanghai 12-inch fabs and buildings of SMIC Shanghai. As of December 31, 2014, SMIC Shanghai had drawn down US$260 million and repaid US$38.5 million on this loan facility in advance by December 2014. The outstanding balance of US$221.5 million is repayable from August 2015 to February 2018. SMIC Shanghai repaid US$200 million on this  loan facility in advance in the first quarter of 2015. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2014.

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

1.                (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.                (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 550% in 2014, and less than 1000% after 2014; or

3.                (Total Equity - Acquired Intangible Assets Net) is less than US$800 million in 2014, and less than US$1,000 million after 2014.

SMIC Shanghai was in compliance with these covenants as of December 31, 2014.

2012 USD Loan (SMIC Beijing)

In March 2012, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIC Beijing’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIC Beijing and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”)’s fabs, and 100% equity pledge of SMIC Beijing and SMIC Tianjin. As of December 31, 2014, SMIC Beijing had drawn down US$260 million and repaid the outstanding balance on this loan facility in advance by September 2014. The interest rate on this loan facility ranged from 5.8% to 5.9% in 2014.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, SMIC Beijing entered into the new USD loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which is unsecured. This twenty- six-months bank facility was used for working capital purposes. As of December 31, 2014, SMIC Beijing had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3.3% to 3.4% in 2014.

2013 CIC RMB Entrust Loan (SMIC Beijing)

In June 2013, SMIC Beijing entered into the new RMB loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which is unsecured. This two-year entrust loan facility was used for working capital purposes. As of December 31, 2014, SMIC Beijing had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB55 million (approximately US$9.0 million) on this loan facility. The outstanding balance of RMB15 million (approximately US$2.5 million) is repayable in June 2015. The interest rate on this loan facility is 12% in 2014.

2014 EXIM RMB Loan (SMIC Beijing)

In December 2014, SMIC Beijing entered into the new RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2014, SMIC Beijing had drawn down RMB240 million on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility is 3.9% in 2014.

Short-term Credit Agreements

As of December 31, 2014, we had 21 short-term credit agreements that provided total credit facilities of up to US$882.5 million on a revolving credit basis. As of December 31, 2014, we had drawn down US$115.1 million under these credit agreements and US$767.4 million was available for future trading and borrowing. All the outstanding borrowings under the credit agreements are unsecured. The interest rate ranged from 1.9% to 4.2% in 2014.

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

C.           Research and Development, Patents and Licenses, etc.

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$193.6 million, US$145.3 million and US$189.7 million, respectively in 2012, 2013 and 2014 on research and development expenses, which represented 11.4%, 7.0% and 9.6% respectively, of our sales in those respective years. Our research and development costs were partially offset by related government fundings of US$31.0 million, US$26.9 million and US$37.4 million in 2012, 2013 and 2014, respectively, and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2015.

The R&D efforts were focused primarily on advanced logic and value-added specialty technologies. We achieved many significant milestones in 2014. In the area of advanced logic technologies, the PolySiON R&D programs on the 28nm node had successfully demonstrated several customer products as planned. In addition, we had achieved a major milestone in fabrication of 28nm PolySiON Qualcomm Snapdragon™ 410 processors. Early R&D work on 14nm FinFET process technologies had begun and established process baselines.

In the area of non-volatile memory technologies, the first Chinese domestic dual-interface financial IC card based on our eEEPROM platform gained CC EAL4+ security certification. Being world’s 1st 55nm eflash in production, two smart cards products ramped up smoothly. More New Tape Outs (NTOs) include NFC, JAVA and USB IC are scheduled for production in 2015. 38nm NAND entered mass production in the third quarter as planned. Recent R&D progress was also achieved in the area of silicon sensor technology. Our 1.4um pixel BSI platforms had entered mass production enabling customers’ small form factor 5M and 8M pixel CIS products. We also rolled out our leading-edge CMOS integrated MEMS device fabrication and TSV-based wafer level packaging technologies, which enabled the industry’s smallest packaged commercial 3-axis accelerometer chip designed by a customer.

The building and strengthening of our technology R&D organization continued in 2014 through further optimizations on organization structure and resource distribution to improve operational efficiency and to address the growing demands on advanced technologies as well as specialty technology enhancements. During 2014, we achieved over 1,900 patent filings as a result of its technology R&D activities..

As of December 31, 2014, we had been granted 4,669 patents worldwide, of which, 60 were in Taiwan, 444 were in the U.S., 4,144 were in China, and 21 were in other jurisdictions.

D.           Trend Information

See “Item 5 — Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

E.           Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

F.            Tabular Disclosure of Contractual Obligations

Set forth in the table below are the aggregate amounts, as of December 31, 2014, of our future cash payment obligations (excluding estimated interest payment obligations) under our existing contractual arrangements on a consolidated basis:

	Payments due by period
	(consolidated, in US$ thousands)
Contractual obligations(3)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Short-Term Borrowings(1)	115,084	115,084	—	—	—
Long-Term Loans(1)	303,170	46,970	211,200	45,000	—
Convertible bonds	379,394	—	379,394	—	—
Bonds payable	491,579	—	—	491,579	—
Purchase Obligations(2)	518,672	518,672	—	—	—
Total Contractual Obligations	1,807,899	680,726	211,200	915,973	—

(1)         These amounts represent outstanding borrowings. Refer to F-73, “Borrowings” for a description of the short-term and long-term borrowings.

(2)         Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)         Please refer to F-87, “Financial instruments” for our non-derivative financial liabilities with both estimated interest and principal.

Item 6.                               Directors, Senior Management and Employees

A.           Directors and Senior Management

Members of our Board are elected by our shareholders. As of March 31, 2015, our Board consists of ten directors, and one  alternate director.

Our executive officers are appointed by, and serve at the discretion of, our Board. The following table sets forth the names, ages and positions of our directors and executive officers as of March 31, 2015.

Name	Age	Position
Directors
Zhou Zixue	58	Chairman and Executive Director
Tzu-Yin Chiu	58	Chief Executive Officer and Executive Director
Gao Yonggang	50	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Chen Shanzhi	46	Non-Executive Director
Zhou Jie	47	Non-Executive Director
Lip-BuTan	55	Independent Non-Executive Director
Frank Meng	54	Independent Non-Executive Director
William Tudor Brown	56	Independent Non-Executive Director
Sean Maloney	58	Independent Non-Executive Director
Carmen I-Hua Chang	67	Independent Non-Executive Director
Li Yonghua	40	Alternate Director to Chen Shanzhi
Senior Management
Tzu-Yin Chiu	58	Chief Executive Officer and Executive Director
Gao Yonggang	50	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Haijun Zhao	51	Chief Operating Officer and Executive Vice President
Shiuh-Wuu Lee	67	Executive Vice President, Technology Development
Jyishyang Liu	62	Executive Vice President, Engineering & Services
Li Zhi	51	Executive Vice President, Legal/Human Resources/Public Affairs/General Administration
Mike Rekuc	65	Executive Vice President, Worldwide Sales & Marketing
Gareth Kung	50	Executive Vice President, Investment and Strategic Business Development and Finance, and Company Secretary

Datang Telecom Technology & Industry Holdings Co., Ltd., or Datang Telecom, has the right to nominate two members of our board of directors pursuant to the Share Purchase Agreement between us and Datang Telecom dated November 6, 2008, and Country Hill Limited (“Country Hill”), a wholly-owned subsidiary of Bridge Hill Investments Limited which is a subsidiary controlled by China Investment Corporation (“CIC”), has the right to nominate one member of our board of directors pursuant to the Share Subscription Agreement between us and Country Hill dated April 18, 2011. Save as disclosed above, no other shareholder has a contractual right to designate a person to be elected to our board of directors.

There are no family relationships among any of our directors and executive officers.

Board of Directors

Zhou Zixue

Chairman of the Board, Executive Director

Dr. Zhou Zixue joined SMIC in 2015 and is currently the Chairman of the Board. Dr. Zhou received a master degree in management engineering from The University of Electronic Science and Technology of China and a Ph.D in Economic History from Central China Normal University. Prior to joining the Company, Dr. Zhou had served as Chief Economist in the Ministry of Industry and Information Technology of China (“MIIT”) since April 2009. He was the Director-General in the Department of Finance of MIIT from 2008 to 2009. Dr. Zhou had worked as Director-General and Deputy Director-General in the Ministry of Information Industry of China and Deputy Director-General of the Ministry of Electronics Industry (“MEI”) and had served in other different divisions of the MEI and the Ministry of Machinery and Electronics Industry. Dr. Zhou had previously worked in Beijing State-Owned Dongguangdian Factory, one of the then largest semiconductor enterprises in China, responsible for accounting, marketing, etc. Dr. Zhou is also the secretary general of the China Information Technology Industry Federation, the executive deputy director of the Standing Committee of Electronic Science and Technology Commission of China, a member of the National Informatization Expert Advisory Committee, a director of Chinese Accounting Association, the executive director and vice chairman of the board of directors of the China Institute of Electronics, the vice president of China Electronic Chamber of Commerce, the executive director of China Association of Chief Financial Officers and the president of its electronic branch and an Adjunct Professor of each of Beihang University, Beijing Institute of Technology, Renmin University of China, Nanjing University of Science and Technology, Zhejiang University, University of Electronic Science and Technology, etc.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an Independent Director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), the chairman of the board of directors of each of Semiconductor Manufacturing North China (Beijing) Corporation, Brite Semiconductor Corporation, SilTech Semiconductor (Shanghai) Corporation Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Tianjin) Corporation.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu was honored as the 2014 Distinguished Alumni Award by the Department of EECS at the University of California, Berkeley on February 13, 2014. Dr. Chiu received the Outstanding EHS Achievement Award from SEMI on March 18, 2014. Dr. Chiu holds 47 semiconductor technology patents with 40 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014. Dr. Gao remains as a director of three subsidiaries of the Company, namely Semiconductor Manufacturing North China (Beijing) Corporation, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd. Dr. Gao is a standing committee member of Accounting Society of China. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia.

Chen Shanzhi

Non-executive Director

Dr. Chen Shanzhi has been a non-executive Director since 2009. Dr. Chen is currently the SVP and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. Dr. Chen has made important contributions to the industrialization of TD-SCDMA 3G and the development of TD-LTE-Advanced 4G international standards.

Dr. Chen is currently an Expert Advisory Group member of National Science and Technology Platform, the chairman of Chinese high-tech Industrialization Association for Information Technology Committee, a director of The Chinese Institute of Electronics, an executive director of China Institute of Communications, a director of China Communications Standards Association (CCSA) and a senior member of IEEE. Dr. Chen was a member of the IT Experts Panel of the National 863 Program and a member of the Programming Group of the major project of “The New-generation Broadband Wireless Mobile Communications Network”.

Dr. Chen has published 3 monographs and more than 150 papers in domestic and foreign academic conferences and publications, of which more than 70 were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Dr. Chen received the first prize for the 2012 National Science and Technology Progress Award, the second prize for the 2001 National Science and Technology Progress Award, the Ninth Guanghua Engineering Science and Technology Award, the first prize for the 2012 China Institute of Communications Science and Technology Award and the first prize for the 2009 National Enterprise Management Modernization Innovation Achievement Award and other honors.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been Director since 2009. Mr. Zhou is an executive director and the president of Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”) and an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited (“SIHL”). He is a non-executive director of Shanghai Pharmaceuticals Holding Co., Ltd.. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of the chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has over 20 years’ experience in corporate management, investment banking and capital markets operation.

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

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Sean Maloney

Independent Non-Executive Director

Mr. Sean Maloney has been a Director since 2013. Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co-General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company. Mr. Maloney is currently on the board of directors of Compal Electronics, Netronome and Acumulus9.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to Feb 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He sat on the advisory board of Annapurna Labs until the sale of the company in 2015. Currently Mr. Brown is a director of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of each of the Audit Committee and the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology.

Carmen I-Hua Chang

Independent Non-Executive Director

Ms. Carmen I-Hua Chang has been an independent non-executive Director since September 2014. Ms. Chang has been involved in seminal cross border transactions between China and the US including the earliest investments by Goldman Sachs in China Netcom and the key transactions of companies such as Lenovo, Foxconn, Google, Tencent, Netease, CEC, China Mobile, Spreadtrum and SMIC. In 2012, Ms. Chang joined New Enterprise Associates (NEA), a venture fund with over US$14 billion dollars under management, where she serves as Partner and Managing Director, Asia (Ex-India). Prior to joining NEA, she was a partner at a SiliconValley law firm, where she headed up its China practice. She is an affiliate of the Center for International Security and Cooperation at Stanford University — Stanford University’s main research organization on international issues — as well as a fellow at the Stanford Business School and Stanford Law School’s Rock Center for Corporate Governance. Ms. Chang also serves as an Independent Non-Executive Director of AAC Technologies Holdings Inc. (SEHK: 2018). Ms. Chang is also on the board of directors for Ruizhang Technologies, Airtake and Availink. Ms. Chang received a graduate degree in modern Chinese history from Stanford University and a Juris Doctor degree from Stanford Law School.

Li Yonghua

Alternate Director to Dr. Chen Shanzhi

Mr. Li Yonghua has been an alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, since October 2013. Mr. Li is currently General Legal Consultant of the China Academy of Telecommunications Technology. Since August 2010 till now, Mr. Li has been a director of Datang Telecom Technology Co., Ltd. (a company listed on Shanghai Stock Exchange). Respectively from June 2011 and December 2011 till now, Mr. Li is also General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd.. Mr. Li has been the chairman of the board of directors of Datang Mobile Communications Equipment Co., Ltd. and an executive director of Datang Liancheng Information System Technology Co., Ltd. since September 2014. Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005. He was Chief Law Officer of Hanwang Technology Co., Ltd. He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010. Mr. Li holds a Bachelor of Law degree from Shandong Normal University and a Master of Law degree from Peking University.

Mr. Wenyi Zhang has no longer served as a Board member and Chairman of the Board since March 6, 2015 due to his advancing age, and has been succeeded by Dr. Zixue Zhou. Mr. Wenyi Zhang has become Honorary Chairman of the Company, and will continue to advise the Company in its future development. Professor Lawrence Juen-Yee Lau resigned his post as non-executive Director on December 31, 2014 since he no longer held a post within CIC group and thus ceased to represent CIC at the Board. Professor Lau’s alternate Director Dr. Datong Chen correspondingly ceased to be an alternate Director upon Professor Lau’s resignation becoming effective on December 31, 2014.

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

Mr. Zhi Li

Executive Vice President, Legal/Human Resources/Public Affairs/General Administration

Mr. Zhi Li joined SMIC in March 2013 as Vice President and was promoted to Executive Vice President in November 2014. He is currently responsible for overseeing legal, human resources, public affairs and general administration. He has over 30 years of engineering, management and operations experience in the electronics and semiconductor industry. In his previous roles, he was the Deputy-Director Secretary of the President’s office of the China Electronic Information Industry Group, Deputy-Director Secretary of the Ministry of Electronics Industry, head of General Management Department at Beijing Hua Hong NEC IC Design Co. Ltd., President’s Assistant and head of administrative legal department of Beijing Hua Hong IC Design Co. Ltd., Board Secretary of Hua Hong Semiconductor Company (Shanghai Hua Hong NEC Electronics Co. Ltd.), Director of the Board Office (Board Secretary) of Shanghai Hua Hong (Group) Co. Ltd., Executive Vice President, Board Member and CEO of Shanghai Belling Co. Ltd., Vice President of Shanghai Integrated Circuit Industry Association. Mr. Li holds a Bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics, and an EMBA from the University of Texas at Arlington. He also serves as the Vice President of the China Electronic Information Association.

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

Gareth Kung

Executive Vice President, Investment and Strategic Business Development and Finance, Company Secretary

Mr. Gareth Kung joined SMIC in July 2012. He works as Executive Vice President, Investment and Strategic Business Development and Finance and Company Secretary. Mr. Kung has over 25 years’ work experience working as a chief financial officer in publicly listed companies, private equity investment manager, banker and auditor. Between 2003 and 2009, Mr. Kung worked at SMIC as the Group Treasurer and Group Controller and from July 2012 to February 2014 as the Company’s Chief Financial Officer. Mr. Kung holds a MBA from the University of Western Ontario and a bachelor’s degree in accounting from the National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore and a fellow member of the Association of Chartered Certified Accountants. In addition, he is a Chartered Financial Analyst.

B.           Director and Executive Compensation

Details of the emoluments paid or payable by us to our directors, including Tzu-Yin Chiu, our chief executive officer and executive director and Gao Yonggang, our chief financial officer and executive director, in 2014 are set out as below:

		Employee settled
	Salaried and	share-base	Total
	wages	payment	remuneration
	(in US$ thousands)
Executive Directors:
Zhang Wenyi	524	124	648
Tzu-Yin Chiu	973	442	1,415
Gao Yonggang	307	399	706
Non-executive directors:
Chen Shanzhi	61	3	64
Lawrence Juen-Yee Lau	51	82	133
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
Independent non-executive directors:
William Tudor Brown	57	90	147
Sean Maloney	62	87	149
Lip-Bu Tan	92	1	93
Frank Meng	76	18	94
Carmen I-Hua Chang	13	59	72
Total remuneration	2,216	1,305	3,521

The remuneration paid or payable by us to our senior management personnel, including Tzu-Yin Chiu and Gao Yonggang during the year are as follows:

Year ended 12/31/14
USD’000
Short-term benefits	3,658
Share-based payments	2,070
Total	5,728

We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

In 2014, we have granted options to purchase an aggregate of 14,644,735 ordinary shares under our 2014 Stock Option Plan and awarded an aggregate of 5,387,292 restricted share units under our 2014 Equity Incentive Plan to certain of our executive officers. Both our 2014 Stock Option Plan and the 2014 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers in 2014 to purchase ordinary shares under the 2014 Stock Option Plan range from US$0.08 to US$0.11 per share. The expiration dates of these options range from June 11, 2024 to November 16, 2024.

C.           Board Practices

Board of Directors

Our board of directors consists of ten Directors and one alternate Director. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of our issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re- election at each annual general meeting of shareholders, or AGM. Each class of Director (including all non-executive Directors) will serve a term of three years.

•       The Class I Directors are Dr. Zhou Zixue, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown. All Class I Directors (except Dr. Zhou) were re-elected for a term of three years at the 2014 AGM to hold office until the 2017 AGM. Dr. Zhou, whose initial appointment as Director took effect from March 6, 2015, shall retire from office at the 2015 AGM pursuant to Article 126 of the Company’s Articles of Association. Dr. Zhou will, being eligible, offer himself for re-election as a Class I Director at the 2015 AGM to hold office until the 2017 AGM.

•       The Class II Directors are Dr. Chen Shanzhi, Mr. Frank Meng, Mr. Lip-Bu Tan and Ms. Carmen I-Hua Chang. All Class II Directors (except Ms. Chang) were re-elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM. Ms. Chang, whose initial appointment as Director took effect from September 1, 2014, shall retire from office at the 2015 AGM pursuant to Article 126 of the Company’s Articles of Association while all other Class II Directors shall retire from office at the 2015 AGM pursuant to Article 90 of the Company’s Articles of Association. Each Class II Director will, being eligible, offer himself/herself for re-election as a Class II Director at the 2015 AGM for a term of three years to hold office until the 2018 AGM.

•       The Class III Directors are Mr. Zhou Jie and Mr. Sean Maloney. Mr. Zhou was re-elected for a term of three years at the 2013 AGM to hold office until the 2016 AGM. Mr. Maloney, whose initial appointment as Director took effect on June 15, 2013, retired from office and was re-elected as a Class III Director at the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association to hold office until the 2016 AGM.

The following table sets forth the names, classes and appointment commencement dates of our current Directors:

Name of Director	Position	Class	Appointment Commencement Date
Zhou Zixue	Chairman and Executive Director	I	2015/3/6
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	I	2011/8/5
Gao Yonggang	Chief Financial Officer, Executive Vice President, Strategic Planning, Executive Director	I	2009/6/23
William Tudor Brown	Independent Non-executive Director	I	2013/8/8
Chen Shanzhi	Non-executive Director	II	2009/6/23
Lip-Bu Tan	Independent Non-executive Director	II	2001/11/3
Frank Meng	Independent Non-executive Director	II	2011/8/23
Carmen I-Hua Chang	Independent Non-executive Director	II	2014/9/1
Zhou Jie	Non-executive Director	III	2009/1/23
Sean Maloney	Independent Non-executive Director	III	2013/6/15
Li Yonghua	Alternate Director to Chen Shanzhi	—	2013/10/22

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

During the year ended December 31, 2014, the audit committee reviewed:

•                  our budget for 2014;

•                  the financial reports for the year ended and as of December 31, 2013 and the six month period ended and as of June 30, 2014;

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

•                  the reports of our ethics hotline;

•                  the change of our outside auditors;

•                  the report on share price performance and shareholders composition;

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

The compensation committee shall have the delegated authority to determine the remuneration packages of individual executive Directors and the Company’s executive officers/senior management, and make recommendations to the Board on the remuneration of non-executive Directors.  During the year ended December 31, 2014, in addition to reviewing the remuneration of executive directors and the members of our management, the compensation committee reviewed:

•                  the remuneration policy for employees for the year 2014;

•                  the profit-sharing and bonus policies;

•                  the long term compensation strategy, including the granting of stock options and restricted share units pursuant to our option plan and equity incentive plan;

•                  the attrition rate;

•                  the award documents for 2014 Stock Option Plan and 2014 Equity Incentive Plan; and

•                  the proposed compensation package of Ms. Carmen I-Hua Chang, a newly-appointed independent non-executive Director.

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

Nomination Committee

The members of our nomination committee currently consist of Dr. Zhou Zixue (chairman of the nomination committee), Mr. Frank Meng and Mr. Lip-Bu Tan. The responsibilities of the nomination committee include:

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

The nomination committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to board composition. The Company Secretary assists the chairman of the nomination committee in preparing the agenda for meetings and assists the committee in complying with the relevant rules and regulations. The relevant papers for the nomination committee meetings were dispatched to committee members in accordance with relevant rules and regulations applicable to us. Members of the nomination committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the nomination committee meeting, minutes are circulated to the committee members for their comment and review prior to their approval of the minutes at the following or a subsequent committee meeting. During the year ended December 31, 2014, the nomination committee:

•                  reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•                  set criteria, searched and identified suitable independent non-executive Directors;

•                  evaluated the independence of our independent non-executive directors; and

•                  reviewed the re-election of Directors.

D.           Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2011	2012	2013	2014
Managers	898	922	951	930
Professionals(1)	4,297	4,164	4,440	4,988
Technicians	3,910	4,650	4,751	5,116
Clerical staff	347	238	304	351
Total(2)	9,452	9,974	10,446	11,385

(1)         Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)         Includes 1, 3, 3 and 14 temporary and part-time employees in 2011, 2012, 2013, and 2014 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2011	2012	2013	2014
Shanghai	5,555	6,037	6,626	6,896
Beijing	2,253	2,491	2,272	2,518
Tianjin	1,321	1,354	1,454	1,511
Chengdu	12	11	11	10
Shenzhen	36	23	43	405
Wuhan	236	17	—	—
United States	17	18	20	25
Europe	6	8	6	6
Japan	—	—	1	2
Taiwan Office	11	11	10	9
Hong Kong	5	4	3	3
Total	9,452	9,974	10,446	11,385

Our employees are not covered by any collective bargaining agreements.

E.           Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our Directors and options to purchase ordinary shares as of December 31, 2014:

	Derivatives						Percentage of Aggregate Interests to Total Issued Share Capital of
Board Member	Number of Ordinary Shares Held	Share Options		Other		Aggregate Interest	the Company(1)
Executive Director
Zhang Wenyi	—	21,746,883	(2)	4,320,093	(3)	26,066,976	0.073%
Tzu-Yin Chiu	22,219,852	86,987,535	(4)	18,640,186	(5)	127,847,573	0.357%
Gao Yonggang	—	19,640,054	(6)	2,910,836	(7)	22,550,890	0.063%
Non-executive Director
Chen Shanzhi	—	3,145,319	(8)	—		3,145,319	0.009%
Lawrence Juen-Yee Lau	—	—	(9)	—		—	—
Zhou Jie	—	—		—		—	—
Independent Non-executive Director
William Tudor Brown	—	4,492,297	(10)	—		4,492,297	0.013%
Sean Maloney	—	4,490,377	(11)	—		4,490,377	0.013%
Frank Meng	—	4,471,244	(12)	—		4,471,244	0.013%
Lip-Bu Tan	—	4,634,877	(13)	—		4,634,877	0.013%
Carmen I-Hua Chang	—	4,887,303	(14)	—		4,887,303	0.014%
Alternate Director
Datong Chen	—	—		—		—	—
Li Yonghua	—	—		—		—	—

Notes:

(1)               Based on 35,856,096,167 Ordinary Shares in issue as at December 31, 2014.

(2)               On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(3)               On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of June 30, 2011, shall fully vest on June 30, 2015. As of December 31, 2014, 75% of Mr. Zhang’s Restricted Shares Units were vested, among which a total of 5,000,000 Restricted Share Units were settled in cash.

(4)               On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(5)               On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of August 5, 2011, shall fully vest on August 5, 2015. As of December 31, 2014, 75% of Dr. Chiu’s Restricted Share Units were vested and 18,640,186 Restricted Share Units were settled, and thus 18,640,186 Ordinary Shares were issued to Dr. Chiu.

(6)               These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 2,886,486 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(7)               On November 17, 2014, Dr. Gao was granted an award of 2,910,836 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan, consisting of (a) 2,401,456 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 509,380 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of December 31, 2014, 600,364 Restricted Shares Units were vested but none of these Restricted Share Units were settled.

(8)               On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(9)               On September 6, 2013, Professor Lau was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, a total of 1,123,074 options were vested and exercised; and the unvested portion of 3,369,223 options was forfeited in full following Professor Lau’s resignation as a Director becoming effective from December 31, 2014.

(10)        On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(11)        On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(12)        On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(13)        These options comprise (a) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price of HK$0.27 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price of HK$0.77 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(14)        On November 17, 2014, Ms. Chang was granted options to purchase 4,887,303 Ordinary Shares at a price of HK$0.85 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

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

The compensation committee has issued to each of our executive officers options to purchase ordinary shares pursuant to our 2001 Regulation S Stock Option Plan, 2001 Regulation S Preference Shares Stock Plan, the 2004 Stock Option Plan and 2014 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan and 2014 Equity Incentive Plan. The exercise price of the options ranges from US$0.03 to US$0.15. The options expire between May 15, 2017 and November 16, 2024. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares.

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

Termination. The 2001 Stock Plan and 2001 Regulation S Stock Plan terminate on December4, 2013 but maybe terminated earlier by the Board.

As of December 31, 2014, there were 55,262,975 ordinary shares subject to outstanding stock options under the 2001 Stock Plan and the 2001 Regulation S Stock Plan. We have not issued stock options under the 2001 Stock Plan or the 2001 Regulation S Stock Plan since March 18, 2004 and our board has elected not to grant any further options under these plans.

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

Item 7.                                      Major Shareholders and Related Party Transactions

A.                   Major Shareholders Ordinary Shares

The following table sets forth information regarding the beneficial ownership as of December 31, 2014 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

Name of Shareholder	Number of Ordinary Shares Held		Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company(1)	Derivatives		Total Interest	Percentage of Total Interests to Total Issued Share Capital of the Company(1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	6,793,860,293	(2)	18.95%	216,096,723	(3)	7,009,957,016	19.55%

China Investment Corporation (“CIC”)	3,874,532,995	(4)	10.81%	313,437,589	(5)	4,187,970,584	11.68%

Notes:

(1)                 Based on 35,856,096,167 Ordinary Shares in issue as at December 31, 2014.

(2)                 All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly-owned subsidiary of Datang Telecom.

(3)                 The Company issued US$22,200,000 zero coupon convertible bonds due 2018 (“Datang Pre-emptive Bonds”) to Datang on December 4, 2014 pursuant to the subscription agreement dated August 22, 2014 entered into between the Company and Datang. The Datang Pre-emptive Bonds are convertible into 216,096,723 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per Ordinary Share). In this regard, Datang and Datang Telecom are deemed to be interested in these 216,096,723 underlying shares of the Company.

(4)                 All such Ordinary Shares are held by Country Hill Limited (“Country Hill”). Country Hill is a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)                 The Company issued US$32,200,000 zero coupon convertible bonds due 2018 (“Country Hill Pre-emptive Bonds”) to Country Hill on May 29, 2014 pursuant to the subscription agreement dated December 18, 2013 entered into between the Company and Country Hill. The Country Hill Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per ordinary Share).

As of March 31, 2015, 35,929,902,252 ordinary shares (including 21,737,251 ADSs representing 1,086,862,550 ordinary shares) of our company were outstanding. J.P. Morgan Chase Bank, the depositary under the deposit agreement, has advised us that, as of March 31, 2015, these 21,737,251 ADSs, representing 1,086,862,550 ordinary shares, were held of record by thirteen US registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

We do not believe that we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.           Related Party Transactions

The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the rules and regulations promulgated pursuant to the Exchange Act, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under IFRS.

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

Datang Subscription Agreement and Country Hill Subscription Agreement (2013)

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

The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are non-interest bearing and will mature on November 7, 2018. We consider that the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for our needs beyond the capital raised through the Placed Bonds (See “Item 10 — Additional Information — Material Contracts—Issue of US$200 Million Zero Coupon Convertible Bonds due 2018”). The net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds were  approximately US$54,600,000 and US$32,200,000, respectively. We used such net proceeds for our capital expenditures in capacity expansion associated with 12-inch manufacturing facilities. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds took place on May 29, 2014.

Datang Subscription Agreement and Country Hill Subscription Agreement (2014)

On August 22, 2014, the Company entered into (i) a share subscription agreement (“Datang Pre-emptive Share Subscription Agreement”) with Datang, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, 669,468,952 Ordinary Shares (“Datang Pre-emptive Shares”) for a total cash consideration of HK$401,681,371.20; (ii) a bond subscription agreement (“Datang Pre-emptive Bond Subscription Agreement”) with Datang, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in the aggregate principal amount of US$22,200,000 (“Datang Pre-emptive Bonds”) for a total cash consideration of US$22,533,000 which is 101.5% of the aggregate principal amount of the Datang Pre-emptive Bonds; and (iii) a supplemental agreement (“Datang Supplemental Agreement”) with Datang and Datang Telecom, pursuant to which the parties agreed to amend the pre-emptive rights provision as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom in order to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision.

On August 22, 2014, the Company entered into a share subscription agreement (“Country Hill Pre-emptive Share Subscription Agreement”) with Country Hill, pursuant to which the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, 268,642,465 Ordinary Shares (“Country Hill Pre-emptive Shares”) for a total cash consideration of HK$161,185,479.00.

The execution of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Share Subscription Agreement, the issue of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds to Datang and the issue of the Country Hill Pre-emptive Shares to Country Hill were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on November 5, 2014 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules. The completion of the issue of the Datang Pre-emptive Shares, the Country Hill Pre-emptive Shares and the Datang Pre-emptive Bonds took place on November 21, 2014, November 27, 2014 and December 4, 2014, respectively.

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

Entrusted Loan Agreement with China Investment Development Corporation

In June 2013, SMIC Beijing entered into the new RMB loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which is unsecured. This entrusted loan was used for working capital purposes. As of December 31, 2014, SMIC Beijing has drawn down RMB70 million (approximately US$11.5 million) and repaid RMB55 million (approximately US$9.0 million) on this loan facility. The outstanding balance of RMB15 million (approximately US$2.5 million) is repayable in June 2015. The interest rate on the loan is 12% in 2014.

Issue of New Ordinary Shares

On June 4, 2014, we, J.P. Morgan Securities (Asia Pacific) Limited, Deutsche Bank AG, Hong Kong Branch (the “Placing Agents”) and Datang entered into a placing and subscription agreement (the “Placing and Subscription Agreement”). Pursuant to the agreement, Datang appointed the Placing Agents to place 2.59 billion shares of the Company’s common stock at a price of HK$0.60 per share, which represented a discount of approximately 4.76% to the Company’s closing price of HK$0.63 per share as quoted on the Hong Kong Stock Exchange on June 4, 2014 (the “Placing Price”) (the “Top-up Placing”). Following the completion of the Top-up Placing, Datang applied to subscribe for 2.59 billion new ordinary shares (the “Subscription Share(s)”) at the price of HK$0.60 per Subscription Share (which was the same as the Placing Price) according to the Placing and Subscription Agreement (the “Top-up Subscription”). The Top-up Subscription was completed with net proceeds of approximately US$197.2 million on June 12, 2014.

Other Related Party Transactions

Please see Note 37 of Notes to the Consolidated Financial Statements for further information regarding the transactions between us and our related parties.

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

Dividends and Dividend Policy

At the end of 2014, our accumulated deficit decreased to US$1,540.9 million from an accumulated deficit of US$1,693.9million at the end of 2013. We have not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

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

	Stock Exchange of Hong Kong Closing price per ordinary share				New York Stock Exchange(1) Closing Price per ADS
	High Price		Low Price		High Price		Low Price

Annual

Fiscal year 2010	HK$	1.060	HK$	0.480	US$	6.670	US$	3.080

Fiscal year 2011	HK$	0.940	HK$	0.335	US$	5.780	US$	2.120

Fiscal year 2012	HK$	0.445	HK$	0.239	US$	2.860	US$	1.490

Fiscal year 2013	HK$	0.720	HK$	0.400	US$	4.560	US$	2.560

Fiscal year 2014	HK$	0.860	HK$	0.580	US$	5.460	US$	3.760

Quarterly

First Quarter 2013	HK$	0.520	HK$	0.400	US$	3.370	US$	2.560

Second Quarter 2013	HK$	0.720	HK$	0.455	US$	4.560	US$	2.880

Third Quarter 2013	HK$	0.660	HK$	0.520	US$	4.160	US$	3.470

Fourth Quarter 2013	HK$	0.650	HK$	0.540	US$	4.110	US$	3.490

First Quarter 2014	HK$	0.840	HK$	0.580	US$	5.310	US$	3.770

Second Quarter 2014	HK$	0.680	HK$	0.580	US$	4.380	US$	3.760

Third Quarter 2014	HK$	0.820	HK$	0.670	US$	5.220	US$	4.260

Fourth Quarter 2014	HK$	0.860	HK$	0.710	US$	5.460	US$	4.500

First Quarter 2015	HK$	0.750	HK$	0.670	US$	4.730	US$	4.100

Monthly

October 2014	HK$	0.840	HK$	0.750	US$	5.340	US$	4.730

November 2014	HK$	0.860	HK$	0.760	US$	5.460	US$	4.690

December 2014	HK$	0.790	HK$	0.710	US$	5.040	US$	4.500

January 2015	HK$	0.740	HK$	0.680	US$	4.680	US$	4.230

February 2015	HK$	0.730	HK$	0.670	US$	4.680	US$	4.280

March 2015	HK$	0.750	HK$	0.670	US$	4.730	US$	4.100

April 2015 (through April 24, 2015)	HK$	0.930	HK$	0.780	US$	6.060	US$	4.960

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

At our request, trading in our ADSs on the NYSE was suspended with effect from 9:30 a.m. on June 4, 2014, New York time, pending the release of our announcement regarding the placing of 2,590,000,000 new ordinary shares, the launching of our US$95 million zero coupon convertible bonds offering and the potential pre-emptive issues to Datang and CIC. Pursuant to our application to the NYSE, trading in our ADSs resumed at 9:30 a.m., New York time on June 5, 2014.

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issues to Datang and Country Hill on May 29, 2014 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
November 1, 2013	HK$	0.560	US$	3.580

December 2, 2013	HK$	0.630	US$	4.030

January 2, 2014	HK$	0.630	US$	3.950

February 3, 2014		Market closed	US$	4.820

March 3, 2014	HK$	0.680	US$	4.370

April 1, 2014	HK$	0.600	US$	3.930

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issues of (i) new ordinary shares to Datang and Country Hill on November 21, 2014 and November 27, 2014, respectively and (ii) US$22.2 million zero coupon convertible bonds to Datang on December 4, 2014 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
May 1, 2014		Market closed	US$	4.140

June 2, 2014		Market closed	US$	4.230

July 1, 2014		Market closed	US$	4.260

August 1, 2014	HK$	0.710	US$	4.480

September 1, 2014	HK$	0.730		Market closed

October 1, 2014		Market closed	US$	5.010

November 3, 2014	HK$	0.800	US$	5.110

(1) Each ADS represents 50 ordinary shares

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement dated December 18, 2013 of the pre-emptive issues to Datang and Country Hill are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS

December 17, 2013	HK$	0.600	US$	3.760

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement dated August 22, 2014 of the pre-emptive issues to Datang and Country Hill are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS

August 22, 2014	HK$	0.730	US$	4.630

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on April 24, 2015 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS

April 24, 2015	HK$	0.830	US$	5.400

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

Pursuant to the Joint Venture Agreement, the parties established SMNC, a new company to be established in Beijing, for the purpose of establishing and building up significant manufacturing capacity with a focus on 45-nanometer and finer technologies, with a goal to reach a manufacturing capacity of 35,000 wafers per month. Under the Joint Venture Agreement, we and SMIC Beijing shall contribute 55% of the registered capital, and ZDG and BIDIMC shall contribute 45% of the registered capital. The registered capital of SMNC is US$1.2 billion.

On December 8, 2014, the Joint Venture Agreement was revised and entered into by and between the Company, SMIC Beijing, ZDG, BIDIMC and Beijing Integrated Circuits Industrial Development Fund Manufacturing and Equipment Sub-Fund (“Sub-Fund”). Pursuant to the revised Joint Venture Agreement, we and SMIC Beijing shall still contribute 55% of the SMNC registered capital, and Sub-Fund, ZDG and BIDIMC shall contribute 45% of the SMNC registered capital.

SMNC shared part of Group’s advance-technology R&D expenses in the fourth quarter of 2014, which also caused the change in loss of year attributable to non-controlling interests.

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

Joint Venture Agreement with Jiangsu Changjiang Electronics Technology Co., Ltd.

On August 8, 2014, the Company and Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), the largest packaging service provider in China, jointly issued a press release in relation to the formation of a joint venture for 12-inch bumping and related testing, pursuant to the previously signed joint venture agreement by and between the Company and JCET on February 20, 2014. On October 17, 2014, the Company and Changjiang Electronics International (Hong Kong) Trading & Investing Limited, a wholly owned subsidiary of JCET, jointly established SJ Semiconductor Corporation, an exempted company incorporated with limited liability in the Cayman Islands, with a total capitalization of US$50,000,000, subscribing for, respectively, 51% and 49% interest therein. On November 25, 2014, SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”), a wholly-owned subsidiary of SJ Semiconductor Corporation was established in Jiangyin National High-Tech Industrial Development Zone (JOIND), in Jiangsu Province, China.

Issue of 2,590,000,000 New Ordinary Shares

On June 9, 2014, the Company issued 2,590,000,000 new ordinary shares pursuant to the terms and conditions of the Placing and Subscription Agreement of the same date, and entered into by the Company and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (jointly referred to as “the Joint Placing Agents”) which included, among other things, the following terms:

1) a total of 2,590,000,000 new ordinary shares were successfully placed by the Joint Placing Agents to not fewer than six (6) independent placees, who are third parties independent of and not connected with the Company and its connected persons;

2) None of the placees became substantial shareholder of the Company immediately after the completion of the placing.

3) The placing price was HK$0.60 per share;

4) The allotted and issued 2,590,000,000 new ordinary shares represented approximately 7.44% of the issued share capital of the Company following the issuance of the 2,590,000,000 new shares.

Issue of US$95 million Zero Coupon Convertible Bonds Due 2018

The Subscription Agreement related to US$95 Million Zero Coupon Convertible Bonds due 2018 convertible into the Company’s ordinary shares, dated as of June 24, 2014 and entered into by the Company and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (jointly referred to as “the Joint Managers”), includes among others, the following terms:

1)        Agreement by each of the Joint Managers to subscribe and pay for, or to procure subscribers to subscribe and pay for the placed bonds to be issued by the Company in an aggregate principal amount of US$95 million (“the Placed Bonds”);

2)        Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Bonds at the initial conversion price, the Bonds were convertible into 924,738,230 shares, representing (i) approximately 2.65% of the issued share capital of the Company on the last trading day before the Bond issuance and (ii) approximately 2.59% of the issued share capital of the Company following the issuance of the conversion shares. The conversion shares were authorized and issued by a resolution passed at a meeting of the Board of Directors held February 17, 2014, and rank pari passu in all respects with the shares then in issue on the relevant conversion date. The issue of the Bonds was not subject to the approval of the shareholders;

3)        Application was made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the conversion shares. An application was made to the Singapore Exchange for the listing of the Bonds;

4)        The maturity date for the Bonds is November 7, 2018. Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Bond at its principal amount on the maturity date. The Bonds will not bear interest;

5)        The net proceeds (net of fees, commissions and expenses) from the issue of the Bonds was approximately US$94.2 million;

6)        The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Bonds, for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities, and general corporate purposes.

Issue of US$500 million 4.125% Bonds Due 2019

The Subscription Agreement related to US$500 Million 4.125% Bonds due 2019, dated as of September 25, 2014 and entered into by us and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (jointly referred to as “the Joint Lead Managers”), includes among others, the following terms:

1)        Agreement by each of the Joint Managers to subscribe and pay for, or to procure subscribers to subscribe and pay for the placed bonds to be issued by the Company in an aggregate principal amount of US$500 million (“the Bonds”);

2)        The issue of the Bonds was authorised by a resolution passed at a meeting of the Board of Directors of the Company held on August 6, 2014;

3)        Approval in principle was obtained from the Singapore Exchange for the listing and quotation of the Bonds;

4)        The maturity date for the Bonds is October 7, 2019. Unless previously redeemed, purchased, or cancelled, the Company will redeem each Bond at its principal amount on the maturity date. The Bonds will bear 4.125% interest per annum;

5)        The net proceeds (net of fees, commissions and expenses) from the issue of the Bonds was approximately US$491.2 million;

6)        The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Bonds, for the Company’s debt repayment and capital expenditure for capacity expansion associated with 8-inch and 12-inch manufacturing facilities, and general corporate purposes.

Co-investment Agreement and Investment Exit Agreement in relation to Proposed Acquisition of STATS ChipPAC

On December 22, 2014, (i) SilTech Shanghai, an indirectly wholly-owned subsidiary of the Company; (ii) JCET, the largest chip- packaging service provider in China; and (iii) National Integrated Circuit Industry Investment Fund Co., Ltd., a company incorporated under PRC law, entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC, a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which are listed on the SGX-ST.

Under such co-investment agreement, SilTech Shanghai, JCET and the IC Fund will make a total capital contribution of the RMB equivalent of US$100 million, US$260 million and US$150 million, respectively to subscribe for, respectively, 19.61%, 50.98% and 29.41% equity interest in Suzhou Changdian Xinke Investment Co., Ltd., a company incorporated by JCET under PRC law. Suzhou Changdian Xinke Investment Co., Ltd. and the IC Fund will make a total capital contribution of the RMB equivalent of US$510 million and US$10 million respectively to subscribe for, respectively, 98.08% and 1.92% equity interest in Suzhou Changdian Xinpeng Investment Co., Ltd., a company incorporated under PRC law. The IC Fund is committed to providing Suzhou Changdian Xinpeng Investment Co., Ltd. with a shareholder’s loan of US$140 million and is entitled, at any time after the third anniversary of the date on which Bidco becomes a shareholder of STATS ChipPAC, to convert its shareholder’s loan into the equity of Suzhou Changdian Xinpeng Investment Co., Ltd. in accordance with the co-investment agreement. JCET-SC (Singapore) Pte. Ltd., a company incorporated and wholly owned by Suzhou Changdian Xinpeng Investment Co., Ltd. in the Republic of Singapore was established as a wholly-owned subsidiary of Suzhou Changdian Xinpeng Investment Co., Ltd. and will be the entity carrying out the proposed acquisition.

Furthermore, on December 22, 2014, in connection with the co-investment agreement, SilTech Shanghai, JCET and Jiangsu Xinchao Technology Group Co., Ltd., a company incorporated under PRC law and a substantial shareholder of JCET, entered into an investment exit agreement, pursuant to which JCET agreed to grant to SilTech Shanghai a put option to sell the shares it acquires pursuant to the co-investment agreement.

Under such investment exit agreement, at any time after the completion of the proposed acquisition, SilTech Shanghai has the option to sell all the option shares to JCET at an exercise price equivalent to SilTech Shanghai’s capital contribution to Holdco A with an annualised effective compounded return rate of between 10% and 12%. SilTech Shanghai has the right to choose the issuance of shares by JCET or cash or any other payment methods within the range permitted by China’s securities regulatory authorities as JCET’s payment method. JCET and SilTech Shanghai shall sign a relevant share transfer agreement within ninety (90) days from the date of SilTech Shanghai and JCET reaching consensus.

Proposed Issue of 4,700,000,000 New Shares

The Share Purchase Agreement related to the proposed issuance of 4,700,000,000 new shares (the “New Shares”), dated as of February 12, 2015, and entered into by us and China Integrated Circuit Industry Investment Fund Co., Ltd. (the “Investor”), includes among others, the following terms:

1)             The New Shares will be issued pursuant to the general mandate granted to the Directors to allot and issue up to 20% of the then issued share capital of the Company, being 6,966,266,242 Shares, by the Shareholders at the annual general meeting of the Company held on June 27, 2014. The issue of the New Shares is not subject to Shareholders’ approval.

2)             the Company conditionally agreed to allot and issue to the Investor, and the Investor conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong, for 4,700,000,000 New Shares at the Subscription Price of HK$0.6593 per New Share.

3)             The aggregate consideration for the New Shares is HK$3,098.71 million.

4)             The New Shares represent approximately 13.10% of the existing issued share capital of the Company as at February 12, 2015, and approximately 11.58% of the issued share capital of the Company as enlarged by the issue of the New Shares.

5)             The gross proceeds from the issue of the New Shares will be approximately HK$3,098.71 million and the net proceeds will be approximately HK$3,094.71 million (HK$0.6584 per New Share). The Company intends to use the net proceeds from the issue of the New Shares, for the purpose of capital expenditure, debt repayment and general corporate purposes.

D.           Exchange Controls

We receive government fundings and a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 13.9% of our sales for the year ended December, 31, 2012, approximately 19.3% of our sales for the year ended December, 31, 2013 and approximately 23.8% of our sales for the year ended December, 31, 2014 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2014. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2015 and do not expect to become one in the future, although this may change.

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

Foreign Exchange Rate Fluctuation Risk

Our revenue, expense, and capital purchasing activities are primarily transacted in U.S. dollars. However, since we have operations consisting of manufacturing, sales activities and purchase outside of the U.S., we enter into transactions in other currencies. We are primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Renminbi.

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2014, we had no outstanding foreign currency forward exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/12	12/31/13	12/31/14	12/31/12	12/31/13	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

EUR	1,345	3,037	2,488	3,249	2,595	480
JPY	13,693	7,925	7,560	3,023	1,499	606
RMB	254,750	133,177	221,336	456,271	766,960	1,148,146
Others	6,934	8,226	4,684	2,122	7,323	1,100

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

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term loans, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as of December 31, 2014. Our long-term loans are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to People’s Bank of China (PBOC) RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	2015	2016
	(Expected Maturity Date)
	(in US$ thousands, except percentages)

US$ denominated
Average balance	1,119,542	1,054,841
Average interest rate	3.16%	3.09%
RMB denominated
Average balance	40,395	37,160
Average interest rate	4.14%	3.90%
Weighted average forward interest rate	3.19%	3.12%

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

DIRECT PAYMENTS

We did not receive any direct payment from the depositary in 2014.

INDIRECT PAYMENTS

As part of its service to us, J.P. Morgan has agreed to waive US$120,000 annually for on-going ADR program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2014.

Amount Waived or Paid for Fiscal Year Ended December 31, 2014

Category of Expenses

Third-party expenses paid directly	$—

Fees waived	$120,000

Part II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2014, based on the criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP as stated in its report (See F-2).

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2013 and December 31, 2014.

	2013		2014
	(in US$ thousands)
Audit Fees
Deloitte Touche Tohmatsu	US $	1,187	US $	360
PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP(“PwC”)	US $	—	US $	1,208
Tax Fees
PricewaterhouseCoopers Zhong Tian LLP	US $	—	US $	94

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

On June 27, 2014, it was approved that the principal auditors of the Company was changed from Deloitte Touche Tohmatsu to PwC. The audit committee has also approved and will continue to consider, on a case-by-case basis, all non-audit services. According to the charter of our audit committee, before our principal accountants are engaged by us to render audit or non-audit services, the engagement, including the nature and scope of the work to be performed and the associated fees, must be approved by our audit committee. Our audit committee has not established any pre-approval policies and procedures.

Item 16D. Exemptions from the Listing Standards of Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrant’s Certifying Accountant

Following the resignation of Deloitte Touche Tohmatsu (“Deloitte”) as the auditors of us at the conclusion of the annual general meeting of the Company held on June 27, 2014 (“2014 AGM”), PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (“PwC”) were appointed as the auditors of us for Hong Kong financial reporting and U.S. financial reporting purposes, respectively at the 2014 AGM to fill the vacancy arising from the retirement of Deloitte.

The audit reports of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2012 and 2013 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Deloitte on the effectiveness of our internal control over financial reporting as of December 31, 2013 did not contain an adverse opinion or a disclaimer of opinion.

During the two fiscal years ended December 31, 2012 and 2013 and in the subsequent interim period from January 1, 2014 to June 27, 2014, there were no disagreements between Deloitte and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Deloitte’s letter dated April 28, 2015 has been filed with the SEC as an exhibit to this annual report.

During the two fiscal years ended December 31, 2012 and 2013 and in the subsequent interim period through the effective engagement date, neither we nor any of our subsidiaries consulted with PwC concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Deloitte or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

See pages F-1 to F-104.

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

Exhibit 4.6                                 English language summary of Chinese language Syndicate Loan Agreement dated March 21, 2012, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Construction

Bank, Shanghai Pudong Development Bank, Cathay United Bank, Bank Sinopac, Taishin International Bank, EnTie Commercial Bank, Ta Chong Bank(3)

Exhibit 4.7                                 English language summary of Chinese language Syndicate Loan Agreement dated March 23, 2012, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and China Development Bank,, The Export-Import Bank Of China, China Construction Bank, Bank of Shanghai, Bank of Beijing(3)

Exhibit 4.8                                 Summary of Long-term Loan Agreement dated June 26, 2013, between Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation, as guarantor, and The Export-Import Bank of China(6)

Exhibit 4.9                                 Summary of Syndicate Loan Agreement dated August 7, 2013, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Development Bank, China Construction Bank and Bank of Shanghai(6)

Exhibit 4.10 Subscription Agreement related to US$200 Million Zero Coupon Convertible Bonds due 2018, dated October 24, 2013 by and between the Company as the Issuer and Deutsche Bank AG, Hong Kong Branch and J.P.Morgan Securities PLC as the Manager(6)

Exhibit 4.11 English language summary of Chinese language Joint Venture Agreement dated June 3, 2013, among SMIC Beijing, SMIC, ZDG and BIDIMC(6)

Exhibit 4.12 The Subscription Agreement related to US$95 Million Zero Coupon Convertible Bonds due 2018 convertible into our ordinary shares, dated as of June 4, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch

Exhibit 4.13 The Subscription Agreement related to US$500 Million 4.125% Bonds due 2019, dated as of September 25, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch

Exhibit 4.14 The Placing and Subscription Agreement related to issue of 2,590,000,000 new ordinary shares, dated as of June 4, 2014 and entered into by SMIC, J.P. Morgan Securities PLC, Deutsche Bank AG, Hong Kong Branch and Datang Holdings (Hongkong) Investment Company Limited

Exhibit 4.15 The Share Purchase Agreement related to the proposed issuance of 4,700,000,000 new shares dated as of February 12, 2015, and entered into by the Company and China Integrated Circuit Industry Investment Fund Co., Ltd.

Exhibit 4.16                          Form of Director Service Agreement (For Directors Appointed by the Board)

Exhibit 4.17                          Form of Director Service Agreement (For Directors Elected or Re-elected by the Shareholders)

Exhibit 8.1                                 List of Subsidiaries

Exhibit 12.1                          Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2                          Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1                          Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 15.1                          Consent of PricewaterhouseCoopers Zhong Tian LLP

Exhibit 15.2                          Consent of Deloitte Touche Tohmatsu

Exhibit 16.1                          Deloitte Touche Tohmatsu Consent Letter on change of auditors

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

(6)                     Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2013, filed April 14, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: April 28, 2015	By:	/s/ Dr. Tzu-Yin Chiu

Name: Dr. Tzu-Yin Chiu
Title: Chief Executive Officer and Executive Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Semiconductor Manufacturing International Corporation

In our opinion, the accompanying consolidated statement of financial position as at December 31, 2014, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year endeded present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report by management on internal control over financial reporting.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 12, 2014

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31,
	Notes	2014	2013	2012
		USD’000	USD’000	USD’000
Revenue	5	1,969,966	2,068,964	1,701,598
Cost of sales		(1,486,514)	(1,630,528)	(1,352,835)
Gross profit		483,452	438,436	348,763
Research and development expenses, net		(189,733)	(145,314)	(193,569)
Sales and marketing expenses		(38,252)	(35,738)	(31,485)
General and administration expenses		(139,428)	(138,167)	(107,313)
Other operating income	7	14,206	67,870	19,117
Profit from operations		130,245	187,087	35,513
Interest income		14,230	5,888	5,390
Finance costs	8	(20,715)	(34,392)	(39,460)
Foreign exchange gains or losses		(5,993)	13,726	3,895
Other gains or losses	9	18,210	4,010	6,398
Share of profits of associates		2,073	2,278	1,703
Profit before tax		138,050	178,597	13,439
Income tax (expense) benefit	10	(11,789)	(4,130)	9,102
Profit for the year	11	126,261	174,467	22,541
Other comprehensive income (expense)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(324)	731	70
Total comprehensive income for the year		125,937	175,198	22,611
Profit (loss) for the year attributable to:
Owners of the Company		152,969	173,177	22,771
Non-controlling interests		(26,708)	1,290	(230)
		126,261	174,467	22,541
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		152,645	173,908	22,841
Non-controlling interests		(26,708)	1,290	(230)
		125,937	175,198	22,611
Earnings per share
Basic	14	0.00	0.01	0.00
Diluted	14	0.00	0.01	0.00

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/14	12/31/13	12/31/12
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	17	2,995,086	2,528,834	2,385,435
Prepaid land use right		135,331	136,725	73,962
Intangible assets	18	207,822	215,265	235,378
Investments in associates	20	57,631	29,200	21,636
Deferred tax assets	10	44,383	43,890	43,380
Other assets	22	30,867	6,237	43,382
Total non-current assets		3,471,120	2,960,151	2,803,173
Current assets
Inventories	23	316,041	286,251	295,728
Prepayment and prepaid operating expenses		40,628	43,945	46,986
Trade and other receivables	24	456,388	379,361	328,211
Other financial assets	21	644,071	240,311	18,730
Restricted cash	25	238,051	147,625	217,603
Cash and cash equivalent		603,036	462,483	358,490
		2,298,215	1,559,976	1,265,748
Assets classified as held-for-sale	16	44	3,265	4,239
Total current assets		2,298,259	1,563,241	1,269,987
Total assets		5,769,379	4,523,392	4,073,160

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/14	12/31/13	12/31/12
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 35,856,096,167, 32,112,307,101 and 32,000,139,623 shares issued and outstanding at December 31, 2014, 2013 and 2012, respectively	26	14,342	12,845	12,800
Share premium	26	4,376,630	4,089,846	4,083,588
Reserves	27	98,333	74,940	46,148
Accumulated deficit	28	(1,540,890)	(1,693,859)	(1,867,036)
Equity attributable to owners of the Company		2,948,415	2,483,772	2,275,500
Non-controlling interests		359,307	109,410	952
Total equity		3,307,722	2,593,182	2,276,452
Non-current liabilities
Borrowings	29	256,200	600,975	528,612
Convertible bonds	30	379,394	180,563	—
Bonds payable	31	491,579	—	—
Deferred tax liabilities	10	69	167	440
Deferred government funding		184,174	209,968	150,347
Long-term financial liabilities		—	—	4,223
Other liabilities		—	—	5,000
Total non-current liabilities		1,311,416	991,673	688,622
Current liabilities
Trade and other payables	32	794,361	393,890	423,952
Borrowings	29	162,054	390,547	567,803
Deferred government funding		62,609	26,349	—
Accrued liabilities	33	131,114	127,593	84,611
Promissory notes	34	—	—	29,374
Other financial liabilities		—	—	25
Current tax liabilities	10	103	158	2,321
Total current liabilities		1,150,241	938,537	1,108,086
Total liabilities		2,461,657	1,930,210	1,796,708
Total equity and liabilities		5,769,379	4,523,392	4,073,160
Net current assets		1,148,018	624,704	161,901
Total assets less current liabilities		4,619,138	3,584,855	2,965,074

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In USD’000)

	Ordinary shares USD’000	Convertible Share capital USD’000	Share premium USD’000	Equity- settle employee benefits reserve USD’000	Foreign currency translation reserve USD’000	Convertible bonds equity reserve USD’000	Accumulated deficit USD’000	Attributable to owners of the Company USD’000	Non- controlling interest USD’000	Total Equity USD’000
	(Note 26)	(Note 26)	(Note 26)	(Note 27)	(Note 27)	(Note 27)	(Note 28)
Balance at January 1, 2012	10,995	178	4,082,135	37,469	3,846	—	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	—	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	—	669
Exercise of convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	—	7,174
Subtotal	1,805	(178)	1,453	4,763	—	—	—	7,843	—	7,843
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	—	—	—	—	—	—	173,177	173,177	1,290	174,467
Other comprehensive income for the year	—	—	—	—	731	—	—	731	—	731
Total comprehensive income for the year	—	—	—	—	731	—	173,177	173,908	1,290	175,198
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	—	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	—	16,402
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	108,000	108,000
Purchased additional shares of subsidiaries	—	—	(383)	—	—	—	—	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	(94)	—	—	(94)	(654)	(748)
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	—	15,210
Subtotal	45	—	6,258	12,945	(94)	15,210	—	34,364	107,168	141,532
Balance at December 31, 2013	12,845	—	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the year	—	—	—	—	—	—	152,969	152,969	(26,708)	126,261
Other comprehensive income for the year	—	—	—	—	(324)	—	—	(324)	—	(324)
Total comprehensive income for the year	—	—	—	—	(324)	—	152,969	152,645	(26,708)	125,937
Issuance of ordinary shares	1,411	—	268,362	—	—	—	—	269,773	—	269,773
Exercise of stock options	86	—	18,422	(9,025)	—	—	—	9,483	—	9,483
Share-based compensation	—	—	—	18,388	—	—	—	18,388	—	18,388
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	276,605	276,605
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	14,354	—	14,354
Subtotal	1,497	—	286,784	9,363	—	14,354	—	311,998	276,605	588,603
Balance at December 31, 2014	14,342	—	4,376,630	64,540	4,229	29,564	(1,540,890)	2,948,415	359,307	3,307,722

CONSOLIDATED STATEMENT OF CASH FLOWS

(In USD’000)

	For the year ended December 31,
	2014	2013	2012
	USD’000	USD’000	USD’000
Profit for the year	126,261	174,467	22,541
Adjustments for:
Income tax expense (benefit)	11,789	4,130	(9,102)
Amortization of intangible assets and land use right	43,102	44,987	35,076
Depreciation of property, plant and equipment	506,366	501,923	531,823
Impairment loss of available-for-sale equipment	—	279	—
Expense recognized in respect of equity-settled share- based payments	18,388	16,402	7,174
Finance costs	20,715	34,392	39,460
Gain on disposal of property, plant and equipment	(13,904)	(33,996)	(19,325)
Gain on disposal of subsidiaries	—	(28,304)	—
Loss (gain) on deconsolidation of subsidiaries	208	(5,419)	—
Interest income recognized in profit or loss	(14,230)	(5,888)	(5,390)
Bad debt allowance on trade receivables	1,616	617	4,615
Impairment loss (reversed) recognized on inventory	29,577	(141)	4,851
Net (gain) loss arising on financial assets at fair value through profit or loss	(8,649)	76	861
Net gain arising on financial liabilities at fair value through profit or loss	—	(25)	(1,659)
Reversal of bad debt allowance on trade receivables	(59)	(1,213)	(2,095)
Share of profit of associates	(2,073)	(2,278)	(1,703)
Other non-cash expense	(769)	(413)	635
	718,338	699,596	607,762
Operating cash flows before movements in working capital:
Increase in trade and other receivables	(89,232)	(33,375)	(112,410)
(Increase) decrease in inventories	(59,367)	8,595	(93,270)
Increase in restricted cash relating to operating activities	(41,637)	(5,944)	(15,406)
Decrease in prepaid operating expenses	1,129	2,129	7,791
(Increase) decrease in other assets	(1,731)	619	(937)
Increase (decrease) in trade and other payables	79,340	(24,311)	22,942
Increase in deferred government funding	8,268	85,972	25,010
(Decrease) increase in accrued liabilities	(3,768)	42,264	36,951
Cash generated from operations	611,340	775,545	478,433
Interest paid	(16,087)	(43,239)	(47,532)
Interest received	14,239	6,770	5,390
Income taxes paid	(1,390)	(1,060)	(1,125)
Net cash from operating activities	608,102	738,016	435,166

(In USD’000)

	For the year ended December 31,
	2014	2013	2012
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(1,997,624)	(258,102)	(43,638)
Proceeds on sale of financial assets	1,602,513	39,245	26,019
Payments for property, plant and equipment	(653,134)	(650,160)	(400,291)
Proceeds from disposal of property, plant and equipment	52,911	61,099	37,288
Payments for intangible assets	(49,285)	(45,425)	(76,366)
Payments for land use rights	(1,123)	(76,032)	—
Payments to acquire long-term investment	(49,034)	(562)	—
Change in restricted cash relating to investing activities	(48,411)	71,933	(65,289)
Net cash inflow from disposal of subsidiaries	—	57,743	—
Net cash outflow from deconsolidation of subsidiaries	(936)	(6,799)	—
Others	—	(407)	—
Net cash used in investing activities	(1,144,123)	(807,467)	(522,277)
Financing activities
Proceeds from borrowings	376,554	905,127	1,541,480
Repayment of borrowings	(952,383)	(1,008,698)	(1,328,048)
Proceeds from issuance of new shares	270,180	—	—
Proceeds from issuance of convertible bonds	203,763	195,800	—
Proceeds from issuance of corporate bonds	492,315	—	—
Proceeds from exercise of employee stock options	9,483	3,229	669
Repayment of promissory notes	—	(30,000)	(30,000)
Proceeds from non-controlling interest — capital contribution	276,771	108,000	—
Net cash from financing activities	676,683	173,458	184,101
Net increase in cash and cash equivalent	140,662	104,007	96,990
Cash and cash equivalent at the beginning of the year	462,483	358,490	261,615
Effects of exchange rate changes on the balance of cash held in foreign currencies	(109)	(14)	(115)
Cash and cash equivalent at the end of the year	603,036	462,483	358,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                     General information

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

2.                     Application of new and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Group has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2014.

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities

This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Group’s financial statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets

This amendment removed certain disclosures of the recoverable amount of cash-generating units (“CGUs”) which had been included in IAS 36 by the issue of IFRS 13. It also enhanced the disclosures of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting

This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group does not apply hedge accounting and there has been no significant impact on its financial statements as a result.

Amendments to IFRS 10, 12 and IAS 27: “Consolidation for investment entities”

These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an ‘investment entity’ definition and which display particular characteristics. Changes have also been made to IFRS 12 to introduce disclosures that an investment entity needs to make.

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

IFRIC 21, ‘Levies’

The interpretation sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provision’. It addresses what the obligating event is that gives rise to the payment a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not significant.

New Hong Kong Companies Ordinance (Cap. 622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Group’s first financial year commencing on or after March 3, 2014 in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Group.

New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[1]
IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from contracts with customers[5]
Amendments to IFRS 11	Accounting for acquisitions of interests in joint operations[4]
Amendments to IFRS 10, 12 and IAS 28	Investment entities: applying the consolidation exception[4]
Amendments to IAS 1	Disclosure initiative[4]
Amendments to IAS 16 and IAS 38	Clarification of acceptable methods of depreciation and amortization[4]
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture[4]
Amendments to IAS 27	Equity method in separate financial statements[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2010—2012 Cycle[3]
Amendments to IFRSs	Annual Improvements to IFRSs 2011—2013 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2012—2014 Cycle[4]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

1.                           Effective for annual periods beginning on or after July 1, 2014

2.                           Effective for annual periods beginning on or after July 1, 2018

3.                           Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

4.                           Effective for annual periods beginning on or after January 1, 2016

5.                           Effective for annual periods beginning on or after January 1, 2017

IAS 19, ‘Defined benefit plans: employee contributions’

This narrow scope amendment applies to contributions from employees or third parties to defined benefit plans. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities

The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (‘OCI’) and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes.

Contemporaneous documentation is still required but is different to that currently prepared under IAS

39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

IFRS 15, ‘Revenue from contracts with customers’

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations

The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’ (as defined in IFRS 3, Business combinations. Specifically, an investor will need to:

•                         measure identifiable assets and liabilities at fair value;

•                         expense acquisition-related costs;

•                         recognize deferred tax; and

•                         recognize the residual as goodwill.

All other principles of business combination accounting apply unless they conflict with IFRS 11.

The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Amendments to IFRS 10, IFRS 12 and IAS 28 on investment entities: applying the consolidation exception

The amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

The amendments to IFRS 10 clarify that the exception from preparing consolidated financial statements is available to intermediate parent entities which are subsidiaries of investment entities. The exception is available when the investment entity parent measures its subsidiaries at fair value. The intermediate parent would also need to meet the other criteria for exception listed in IFRS 10.

The amendments also clarify that an investment entity should consolidate a subsidiary which is not an investment entity and which provides services in support of the investment entity’s investment activities, such that it acts as an extension of the investment entity. However, the amendments also confirm that if the subsidiary is itself an investment entity, the investment entity parent should measure its investment in the subsidiary at fair value through profit or loss. This approach is required regardless of whether the subsidiary provides investment-related services to the parent or to third parties.

The amendments to IAS 28 allow an entity which is not an investment entity, but has an interest in an associate or a joint venture which is an investment entity, a relief to retain the fair value measurement applied by the investment entity associate or joint venture, or to unwind the fair value measurement and instead perform a consolidation at the level of the investment entity associate or joint venture for their subsidiaries when applying the equity method.

Amendments to IAS 1 for the disclosure initiative

The amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. Although the amendments do not require specific changes, they clarify a number of presentation issues and highlight that preparers are permitted to tailor the format and presentation of the financial statements to their circumstances and the needs of users.

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 16 and IAS 38 on clarification of acceptable methods of depreciation and amortization

The amendments clarify when a method of depreciation or amortization based on revenue may be appropriate. The amendment to IAS 16 clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.

The amendment to IAS 38 establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate. The presumption may only be rebutted in certain limited circumstances:

•                         where the intangible asset is expressed as a measure of revenue; or

•                           where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture

The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture.

A full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

Amendment to IAS 27 on equity method in separate financial statements

The amendment allows entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

Annual Improvements to IFRSs 2010—2012 Cycle

The Annual Improvements to IFRSs 2010—2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) clarify the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity. All non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2010—2012 Cycle (continued)

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

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

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

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2011—2013 Cycle

The Annual Improvements to IFRSs 2011—2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

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

Annual Improvements to IFRSs 2011—2013 Cycle (continued)

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

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011—2013 Cycle will have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2012—2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarized below:

•                         IFRS 5, ‘Non-current assets held for sale and discontinued operations’

It clarifies that when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as ‘held for sale’ or ‘held for distribution’ simply because the manner of disposal has changed. It also explains that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not classified as ‘held for sale’.

•                         IFRS 7, ‘Financial instruments: Disclosures’

There are two amendments:

i)                           Service contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognize the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. It provides guidance about what is meant by continuing involvement.

There is a consequential amendment to IFRS 1 to give the same relief to first time adopters.

ii)                        Interim financial statements

It clarifies the additional disclosure required by the amendments to IFRS 7, ‘Disclosure — offsetting financial assets and financial liabilities’ is not specifically required for all interim periods, unless required by IAS 34.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                     Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2012—2014 Cycle (continued)

•                         IAS 19, ‘Employee benefits’

It clarifies when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used.

•                         IAS 34, ‘Interim financial reporting’

It clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’. It also amends IAS 34 to require a cross-reference from the interim financial statements to the location of that information.

3.                     Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

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

3.                     Significant accounting policies (continued)

Basis of preparation (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

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

•                           Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•                           Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    Significant accounting policies (continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including structured entities) controlled by the Group. Control is achieved when the Group:

•                           has power over the investee;

•                           is exposed, or has rights, to variable returns from its involvement with the investee; and

•                           has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•                           the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                           potential voting rights held by the Group, other vote holders or other parties;

•                           rights arising from other contractual arrangements; and

•                           any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

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

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

3.                    Significant accounting policies (continued)

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associates. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    Significant accounting policies (continued)

Investments in associates (continued)

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. The difference between the recoverable amount and the carrying amount is recognized as impairment loss in the profit or loss. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently  increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction  in  ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

Sale of goods

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•                           the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                           the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                           the amount of revenue can be measured reliably;

•                           it is probable that the economic benefits associated with the transaction will flow to the Group; and

•                           the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Customers have the right of return within one year pursuant to warranty provisions. The Group typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Group estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    Significant accounting policies (continued)

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a significant portion of the Group’s transactions are denominated, is used as the functional and reporting currency of the Group.

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

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

3.                    Significant accounting policies (continued)

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

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the funding will be received.

Government funding relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government funding relating to property, plant and equipment, whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets, are recognized as deferred income in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state-managed retirement plan at a main rate equal to 20% to 21% of the monthly basic salary of current employees. The Group has no further payment obiligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 35.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    Significant accounting policies (continued)

Share-based payment arrangements (continued)

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

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

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

3.                    Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

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

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

The Group constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                    Significant accounting policies (continued)

Property, plant and equipment (continued)

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5—10 years
Office equipment	3—5 years

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

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities and changes of restricted cash paid for property, plant and equipment are presented as investing activity in consolidated statements of cash flows. Changes of restricted cash of unused government funding for expensed research and development activities are presented as operating activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                     Significant  accounting  policies (continued)

Provisions

Provisions  are  recognized  when  the  Group  has  a  present  obligation  (legal  or  constructive)  as  a  result  of a past event, it is probable that the Group will be required to  settle  the  obligation,  and  a  reliable estimate  can  be  made  of  the  amount  of  the  obligation.

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

3.                     Significant  accounting  policies (continued)

Financial assets (continued)

Financial assets at FVTPL

Financial  assets  are  classified  as  at  FVTPL  when  the  financial  asset  is  held  for  trading. A  financial  asset  is  classified  as  held  for  trading  if:

•                         it  has  been  acquired  principally  for  the  purpose  of  selling  in  the  near  term;  or

•                         it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•                         it  is  a  derivative  that  is  not  designated  and  effective  as  a  hedging  instrument.

Financial assets at FVTPL (including foreign currency forward  contracts  and  financial  products  sold  by banks)  are  stated  at  fair  value,  with  any  gains  or  losses  arising  on  remeasurement  recognized  in  profit or loss.  The  net  gain  or  loss  recognized  in  profit  or  loss  incorporates  any  dividend  or  interest  earned on  the  financial  asset  and  is  included  in  the  ‘other  gains  and  losses’  line  item.

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that  are  either  designated  as  AFS  or  are  not  classified  as  (a) loans  and  receivables,  (b)  held-to-maturity  investments  or  (c)  financial  assets  at  fair  value  through  profit or  loss.

AFS  financial  assets  are  initially  recognized  at  fair  value  plus  transaction  costs  and  subsequently  carried at  fair  value,  with  changes  in  fair  value  recognized  in  other  comprehensive  income.

When securities classified as available  for  sale  are  sold  or  impaired,  the  accumulated  fair  value adjustments  recognized  in  equity  are  included  in  the  income  statement  as  “other  gains  and  losses”.

Interest on  available-for-sale  securities  calculated  using  the  effective  interest  method  is  recognized  in the  income  statement  as  part  of  “other  income”.

Dividends on AFS  equity  instruments  are  recognized  in  profit  or  loss  when  the  Group’s  right  to  receive the  dividends  is  established.

The  Group  has  AFS  equity  investments  totaled  at  US$15.1  million,  US$1.3  million  and  US$3.8  million as of December 31, 2014, 2013 and 2012, respectively. For the US$13.8  million  AFS  equity  investment acquired in December  2014,  the  Group  considers  that  the  purchase  price  in  December  2014  still represents the best estimated fair value of the equity interest. For the remaining parts of the AFS equity investments  that  do  not  have  a  quoted  market  price  in  an  active  market  and  whose  fair  value  cannot be reliably measured  and  therefore  has  been  measured  at  cost  less  any  identified  impairment  losses  at the  end  of  each  reporting  period.  The  AFS  equity  investment  is  recorded  in  other  assets.

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

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the  portfolio  past  the  average  credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

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

For assets classified as available for sale,  it  is  assessed  at  the  end  of  each  reporting  period  whether there  is  objective  evidence  that  a  financial  asset  or  a  group  of  financial  assets  is  impaired.

3.                     Significant  accounting  policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For debt securities, if any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of profit or loss.

For  equity  investments,  a  significant  or  prolonged  decline  in  the  fair  value  of  the  security  below  its  cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss — measured as the difference between  the  acquisition  cost  and  the  current  fair  value,  less  any  impairment  loss  on that financial asset previously recognized in profit  or  loss  —  is  removed  from  equity  and  recognized  in profit or loss. Impairment losses recognized in the consolidated statement of profit or loss on equity instruments  are  not  reversed  through  the  consolidated  statement  of  profit  or  loss.

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

Derecognition of financial assets

The Group derecognizes a financial asset  only  when  the  contractual  rights  to  the  cash  flows  from  the asset expire, or when it transfers the financial asset and substantially all the risks and rewards  of ownership of the asset to  another  party.  If  the  Group  neither  transfers  nor  retains  substantially  all  the risks  and  rewards  of  ownership  and  continues  to  control  the  transferred  asset,  the  Group  recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset,  the  Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                     Significant  accounting  policies (continued)

Financial  liabilities  and  equity  instruments (continued)

Equity  instruments

An equity instrument is any contract that evidences a residual interest in the assets of  the  group  after deducting all of its liabilities. Equity instruments issued by the Group are recognized  at  the  proceeds received,  net  of  direct  issue  costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a  fixed  amount of  cash  or another  financial  asset for  a  fixed number  of  the Group’s  own  equity instruments is an equity instrument.

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

The Group assesses if the embedded derivatives in respect of the early redemption features are deemed to  be  clearly  and  closely  related  to  the  host  debt  contract.  Embedded  derivatives  need  not  be  separated if they are regarded as closely related to its host contract. If they are not, they  would  be  separately accounted for.

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

3.                     Significant  accounting  policies (continued)

Financial  liabilities  and  equity  instruments (continued)

Financial liabilities (continued) Financial  liabilities  at  FVTPL

Financial liabilities are classified as at FVTPL (including foreign currency forward contracts)  when  the financial  liability  is  held  for  trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on  remeasurement recognized in profit or loss.  The  net  gain  or  loss  recognized  in  profit  or  loss  incorporates  any  interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value  is determined  in  the  manner  described  in  Note  36.

Other  financial  liabilities

Other financial liabilities (including borrowings, trade and other payables, promissory notes,  long-term financial liabilities and bonds payable) are subsequently measured at amortized  cost  using  the  effective interest  method.

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

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Group enters into  a  variety  of  derivative  financial  instruments  to  manage  its  exposure  to  interest rate and foreign  exchange  rate  risks,  including  foreign  exchange  forward  contracts,  interest  rate  swaps and  cross  currency  swaps.  Further  details  of  derivative  financial  instruments  are  disclosed  in  Note  36.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                     Critical accounting judgments and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note  3,  the  Group  is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Group estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Group records a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

The Group assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry  or  economic trends,  and  significant  changes or  planned  changes in the  use  of the assets.

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

4.                     Critical accounting judgments and key sources of estimation uncertainty (continued)

Key  sources  of  estimation  uncertainty (continued)

Long-lived assets (continued)

The Group makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the Group’s operations by comparing the carrying value of CGU to the Group’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate and sales margin used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, the Group has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Group’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Group routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Group also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Group will impair such assets and write down their carrying  amounts  to  recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                     Critical accounting judgments and key sources of estimation uncertainty (continued)

Key  sources  of  estimation  uncertainty (continued)

Taxes

Uncertainties exist with  respect  to  the  interpretation  of  complex  tax  regulations,  changes  in  tax  laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of  existing  contractual  agreements,  differences arising between the actual results and  the  assumptions  made,  or  future  changes  to  such  assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based  on  reasonable  estimates,  for  possible  consequences  of  audits  by  the  tax  authorities  of the respective counties in which  it  operates.  The  amount  of  such  provisions  is  based  on  various  factors, such as experience of previous tax audits  and  differing  interpretations  of  tax  regulations  by  the  taxable entity  and  the  responsible  tax  authority.  Such  differences  of  interpretation  may  arise  on  a  wide  variety of  issues  depending  on  the  conditions  prevailing  in  the  respective  domicile  of  the  Group  companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

As at December 31, 2014, a deferred tax asset of US$0.5 million (December 31, 2013: nil and December 31, 2012: US$0.4 million) in relation to unused tax losses recognized in the Group’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 10.

Fair value of financial instruments

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or  a  liability,  the  Group  uses  market-observable  data  to  the extent it is available. Where Level 1 inputs are not  available,  the  Group  engages  third  party  qualified valuers  to  perform  the  valuation.

The  Group  uses  valuation  techniques  that  include  inputs  that  are  not  based  on  observable  market  data to estimate the fair value of certain types of financial instruments. Notes 36 provide detailed information about  the  valuation  techniques,  inputs  and  key  assumptions  used  in  the  determination  of  the  fair  value of  various  assets  and  liabilities.

4.                       Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Impairment of trade and other receivable

The Group assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired.  To determine whether there is objective evidence of impairment, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows.  The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition).  Where the actual future cash flows are less than expected, a material impairment loss may arise.  The carrying amount of the Group’s trade and other receivable at the end of the reporting period is disclosed in Note 24.

5.                       Segment information

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits.  The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Group.  The Group operates in one segment.  The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific.  The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	year ended 12/31/14	year ended 12/31/13	year ended 12/31/12
	USD’000	USD’000	USD’000
United States	855,792	1,002,699	940,369
Mainland China and Hong Kong	852,204	836,771	577,591
Eurasia*	261,970	229,494	183,638
	1,969,966	2,068,964	1,701,598

*                            Not including Mainland China and Hong Kong

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                       Segment information (continued)

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses.  The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expand its capacity at the existing fabs.  The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	year ended 12/31/14	year ended 12/31/13	year ended 12/31/12
	USD’000	USD’000	USD’000
United States	124	33	55
Europe	4	4	—
Taiwan	9	14	19
Hong Kong	3,240	3,440	3,640
Mainland China	2,991,709	2,525,343	2,381,721
	2,995,086	2,528,834	2,385,435

6.                       Significant customers

The following table summarizes net revenue or gross accounts receivable for customers which accounted for 10% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2014	2013	2012	2014	2013	2012
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Customer A	483,430	473,699	282,946	107,475	109,778	57,865
Customer B	177,878	270,230	383,626	23,831	19,619	43,246
Customer A	25%	23%	17%	25%	31%	18%
Customer B	9%	13%	23%	6%	6%	13%

7.                       Other operating income (expense)

	year ended	year ended	year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	13,904	33,996	19,325
Gain on disposal of subsidiaries (Note 7.1)	—	28,304	—
(Loss) gain on deconsolidation of subsidiaries
(Note 7.2)	(208)	5,419	—
Others	510	151	(208)
	14,206	67,870	19,117

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2014, 2013 and 2012 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

7.                       Other operating income (expense) (continued)

7.1               Disposal of subsidiaries

The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Group’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”).  In May 2013, the Group entered into a sale agreement to dispose of its 100% equity interest in WHDM.  The disposal was completed on May 23, 2013, on that date the Group lost control of WHDM.  The amount of the consideration was US$60.4 million and the Group recorded a gain of US$28.3 million (details refer to below).  The consideration was fully settled by the buyer on July 26, 2013.  WHDM was mainly engaged in the construction, operation and management of the Group’s living quarters and schools in Wuhan, which was not the major line of business of the Group and therefore, the disposal of WHDM was not classified as a discontinued operation.

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

7.2               Disposal of subsidiaries due to loss of control

The gain on disposal of subsidiaries due to lost of control for the year ended December 31, 2013 arose from deconsolidation of Brite Semiconductor Corporation and its subsidiaries (“Brite”) on December 30, 2013.  The gain at the date of deconsolidation of Brite was US$5.4 million.  The deconsolidation has no material impact on the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.                       Finance costs

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	19,245	45,924	54,712
— not wholly repayable within five years	—	1,440	—
Interest on convertible bonds	9,614	1,173	—
Interest on corporate bonds	5,554	—	—
Accretion of interest to preferred shareholders of a subsidiary	—	1,683	1,206
Total interest expense for financial liabilities not classified as at FVTPL	34,413	50,220	55,918
Less: amounts capitalized	13,698	15,828	16,458
	20,715	34,392	39,460

The weighted average effective interest rate on funds borrowed generally is 2.91% per annum (2013: 4.42% per annum and 2012: 4.97% per annum).

9.                       Other gains and losses

For the year ended December 31, 2014, other gains or losses were US$18.2 million (2013: US$4.0 million and 2012: US$6.4 million), within which the changes of fair value of the financial products were US$14.5 million (2013: US$0.4 million and 2012: US$0.3 million).

10.                Income taxes

Income tax recognized in profit or loss

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current tax-Enterprise Income Tax	1,226	957	1,071
Deferred tax	(591)	(783)	(12,486)
Current tax-Land Appreciation Tax	11,154	3,956	2,313
Total income tax expense (benefit) raised in the current year	11,789	4,130	(9,102)

10.                Income taxes (continued)

Income tax recognized in profit or loss

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/14	Year ended 12/31/13	Year ended 12/31/12
	USD’000	USD’000	USD’000
Profit before tax	138,050	178,597	13,439
Income tax expense calculated at 15% (2013: 15% and 2012: 15%)	20,708	26,790	2,016
Effect of expenses not deductible for tax purpose	—	1,247	—
Effect of tax holiday and tax concession	(12,032)	(3,045)	(3,045)
Tax losses for which no deferred tax assets were recognized	20,134	—	—
Utilization of previously unrecognized tax losses and temporary differences	(32,818)	(23,042)	(10,316)
Effect of different tax rates of subsidiaries operating in other jurisdictions	6,387	(641)	(1,087)
Others	(71)	(578)	1,364
Land Appreciation Tax (after tax)	9,481	3,399	1,966
Income tax expense (benefit)	11,789	4,130	(9,102)

The tax rate used for the 2014, 2013 and 2012 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	—	73	2,313
Income tax payable — Others	103	85	8
	103	158	2,321

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.                Income taxes (continued)

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Deferred tax assets	44,383	43,890	43,380
Deferred tax liabilities	(69)	(167)	(440)
	44,314	43,723	42,940

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	—	—	3,829
Net operating loss carry forwards	524	—	372
Property plant and equipment	43,859	43,890	38,955
Accrued expenses	—	—	224
Deferred tax assets	44,383	43,890	43,380
Deferred tax liabilities
Capitalized interest	(69)	(167)	(373)
Unrealized exchange gain	—	—	(64)
Depreciation for asset held for sale	—	—	(3)
Deferred tax liabilities	(69)	(167)	(440)

2014.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	43,890	(31)	43,859
Capitalized interest	(167)	98	(69)
Others	—	524	524
	43,723	591	44,314

10.                Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

2012.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.                Income taxes (continued)

Deferred tax balances (continued)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The PRC enterprise income tax law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

10.                Income taxes (continued)

Deferred tax balances (continued)

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)                      Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)

Pursuant to the relevant tax regulations, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 12.5% in 2013. The income tax rate is 15% since 2014.

In accordance with Circular No. 43 and Circular No. 1, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)                      Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of December 31, 2014 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$532.8 million (December 31, 2013: US$851.7 million and December 31, 2012: US$1,199.2 million) due to the unpredictability of future profit streams, of which US$86.1 million, US$193.4 million, US$153.9 million, US$16.1 million and US$83.3 million will expire in 2015, 2016, 2017, 2018 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.                Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

11.1        Impairment losses (reversal of impairment losses) on trade receivables

	Year ended 12/31/14	Year ended 12/31/13	Year ended 12/31/12
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 24)	1,616	617	4,615
Reversal of allowance on doubtful trade receivables	(59)	(1,213)	(2,095)
	1,557	(596)	2,520

11.2        Depreciation and amortization expense

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	506,366	501,923	531,823
Amortization of intangible assets andland use right	43,102	44,987	35,076
Total depreciation and amortization expense	549,468	546,910	566,899

11.3        Employee benefits expense

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	249,622	233,025	206,807
Bonus	50,157	68,618	28,048
Cash settled annual leave	796	541	738
Non-monetary benefits	17,231	17,937	12,880
Termination benefits	—	—	7
Equity-settled share-based payments (Note 35)	18,388	16,402	7,174
Total employee benefits expense	336,194	336,523	255,654

11.4        Royalties expense

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Royalties expense	26,344	32,546	28,993

11.                Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.5        Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$57.3 million, US$145.8 million and US$54.1 million and recognized US$37.4 million US$26.9 million and US$31.0 million as reductions of certain R&D expenses in 2014, 2013 and 2012 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$21.4 million, US$7.1 million and US$1.4 million and recognized US$21.4 million, US$7.1 million and US$1.2 million as reduction of interest expense in 2014, 2013 and 2012 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

12.                Directors’ remuneration

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Salaries	2,216	1,756	1,411
Equity-settled share-based payments	1,305	1,504	1,113
	3,521	3,260	2,524

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

The Group granted 7,773,789, 27,083,220 and nil options to purchase ordinary shares of the Company to the directors in 2014, 2013 and 2012, respectively. During the year ended December 31, 2014, 1,123,074 stock options were exercised and 3,369,223 stock options were expired. During the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired. And during the year ended December 31, 2012, no stock option was exercised and 500,000 stock options were expired.

The Group granted 2,910,836, nil and nil RSUs to purchase ordinary shares of the Company to the directors in 2014, 2013 and 2012, respectively. During the year ended December 31, 2014, 12,250,480 RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2013, 11,650,116 RSUs automatically vested and no RSUs were forfeited. And during the year ended December 31, 2012, 11,650,116 RSUs automatically vested and no RSUs were forfeited.

In 2014, 2013 and 2012, no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. In 2014, 2013 and 2012, no directors waived any emoluments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.                Directors’ remuneration (continued)

(a)                  Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2014
William Tudor Brown	57	90	147
Sean Maloney	62	87	149
Lip-Bu Tan	92	1	93
Frank Meng	76	18	94
Carmen I-Hua Chang	13	59	72
	300	255	555

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng	54	36	90
	184	156	340

	Salaries	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

There were no other emoluments payable to the independent non-executive directors during the year (2013: Nil and 2012: Nil).

12.                Directors’ remuneration (continued)

(b)                 Executive directors and non-executive director

	Salaries and wages	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2014
Executive directors:
Zhang Wenyi#	524	124	648
Tzu-Yin Chiu*	973	442	1,415
Gao Yonggang	307	399	706
	1,804	965	2,769
Non-executive director:
Chen Shangzhi	61	3	64
Lawrence Juen-Yee Lau**	51	82	133
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong***
(Alternate to Lawrence Juen-Yee Lau)	—	—	—
	112	85	197

	Salaries and wages	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi#	391	274	665
Tzu-Yin Chiu*	963	901	1,864
Gao Yonggang	142	101	243
	1,496	1,276	2,772
Non-executive director:
Chen Shangzhi	54	10	64
Lawrence Juen-Yee Lau**	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong***
(Alternate to Lawrence Juen-Yee Lau)	—	—	—
	76	72	148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.                Directors’ remuneration (continued)

(b)                      Executive directors and non-executive director (continued)

	Salaries and wages	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi#	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive director:
Chen Shangzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Juen-Yee Lau**	—	—	—
Zhou Jie	—	—	—
Chen Datong*** (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	99	48	147

*                        Tzu-Yin Chiu is also the Chief Executive Officer of the Group.

**                   Lawrence Juen-Yee Lau resigned as a non-executive director with effect from December 31, 2014.

***                   Datong Chen ceased to act as the alternate director to Lawrence Juen-Yee Lau with effect from December 31, 2014.

#                           Zhang Wenyi has resigned as chairman of the Board and an executive director with effect from March 6, 2015.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

13.                Five highest paid employees

The five highest paid individuals during the year included three (2013: two and 2012: one) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining two (2013: three and 2012: four) non-directors, highest paid individuals for the year are as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Salaries and other benefits	633	955	1,334
Bonus	328	386	16
Stock option benefits	473	566	521
	1,434	1,907	1,871

13.                Five highest paid employees (continued)

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2014, 2013 and 2012, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2014	2013	2012
HK$2,000,001 (US$326,669) to HK$2,500,000 (US$408,337)	—	—	1
HK$3,000,001 (US$490,004) to HK$3,500,000 (US$571,671)	—	—	1
HK$3,500,001 (US$571,672) to HK$4,000,000 (US$653,339)	—	1	1
HK$4,500,001 (US$735,006) to HK$5,000,000 (US$816,673)	—	—	1
HK$5,000,001 (US$816,674) to HK$5,500,000 (US$898,341)	1	1	—
HK$5,500,001 (US$898,342) to HK$6,000,000 (US$980,008)	1	1	—
	2	3	4

14.                Earnings per share

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD	USD	USD
Basic earnings per share	0.00	0.01	0.00
Diluted earnings per share	0.00	0.01	0.00

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Profit for the year attributable to owners of the Company	152,969	173,177	22,771
Earnings used in the calculation of basic earnings per share	152,969	173,177	22,771
Weighted average number of ordinary shares for the purposes of basic earnings per share	33,819,162,742	32,063,137,846	30,078,893,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.                Earnings per share (continued)

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	152,969	173,177	22,771
Interest expense from convertible bonds	9,614	1,173	—
Earnings used in the calculation of diluted earnings per share	162,583	174,350	22,771

The weighted average number of ordinary shares for the purpose of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	33,819,162,742	32,063,137,846	30,078,893,961
Employee option and restricted share units	343,030,318	237,913,672	64,712,749
Convertible preferred shares	—	—	1,899,048,145
Convertible bonds	2,931,293,510	288,027,267	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	37,093,486,570	32,589,078,785	32,042,654,855

During the year ended December 31, 2014, the Group had 528,860,129 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2013, the Group had 785,159,938 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2012, the Group had 2,021,406,706 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

15.                Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2014 (December 31, 2013: Nil and December 31, 2012: Nil).

16.                Assets classified as held for sale

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	44	3,265	4,239

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. The Group is committing to sell these self-constructed living quarters to its employees in the following year.

17.                Property, plant and equipment

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transfer from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398
Transfer from (out) CIP	6,896	366,298	13,652	(386,846)	—
Addition	—	—	—	977,487	977,487
Disposals	(635)	(23,486)	(1,611)	(3,471)	(29,203)
Balance at December 31, 2014	325,344	8,472,186	120,072	1,088,080	10,005,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.                Property, plant and equipment (continued)

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163	—	501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564
Disposal	(170)	(21,687)	(1,610)	(867)	(24,334)
Depreciation expense	13,377	476,044	16,945	—	506,366
Balance at December 31, 2014	121,680	6,758,071	103,514	27,331	7,010,596

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value
Balance at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435
Balance at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834
Balance at December 31, 2014	203,664	1,714,115	16,558	1,060,749	2,995,086

Construction in progress

The construction in progress balance of approximately US$1,060.7 million as of December 31, 2014, primarily consisted of US$580.1 million and US$137.9 million of the manufacturing equipment acquired to further expand the production capacity at our two 12” fabs in Beijing and one 12” fab in Shanghai, respectively, and US$259.7 million of the manufacturing equipment acquired to further expand the production capacity at the 8” fab in Shenzhen. In addition, US$83.0 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2015.

17.                Property, plant and equipment (continued)

Impairment losses recognized in the year

In 2014, 2013 and 2012, the Group didn’t record any impairment loss of property, plant and equipment.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$306 million (2013: approximately US$1,000 million and 2012: approximately US$1,064 million) have been pledged to secure borrowings of the Group (see Note 29). The plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

18.                Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Additions	37,595
Expired and disposal	(15,295)
Balance at December 31, 2014	370,721
Accumulated amortization and impairment
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Amortization expense for the year	41,046
Expired and disposal	(11,303)
Balance at December 31, 2014	162,899
Carrying value
Balance at December 31, 2012	235,378
Balance at December 31, 2013	215,265
Balance at December 31, 2014	207,822

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.                Subsidiaries

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Group		Proportion of voting power held by the Group	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation	PRC	Ordinary	US$	12,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor Corporation	Cayman Islands	Ordinary	US$	5,000	Directly	51%	51%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC ShenZhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	US$	800,000,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	500,000,000	Indirectly	100%	100%	Investment holding
Shanghai Xinxin Investment Centre (Limited Partnership)	PRC	Ordinary	RMB	90,000,000	Indirectly	99%	99%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	15,900,000	Indirectly	99%	99%	Investment holding
Shanghai Chengxin Investment Center (Limited Partnership)	PRC	Ordinary	RMB	18,200,000	Indirectly	99%	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC	Ordinary		—	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	51%	51%	Investment holding
SJ Semiconductor (Jiangyin) Corp.	PRC	Ordinary	US$	49,500,000	Indirectly	51%	51%	Bumping and circuit probe testing activities

#                               Abbreviation for identification purposes.

19.                Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of a non-wholly owned subsidiary of the Company that have material non- controlling interests:

Name of company	Place of establishment and operation	Proportion of ownership interests and voting rights held by non-controlling interests		Profit (loss) allocated to non-controlling interests		Accumulated non- controlling interests
		12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13
				USD’000	USD’000	USD’000	USD’000
Semiconductor Manufacturing
North China (Beijing) Corporation (“SMNC”)	Beijing	45.0%	45.0%	(26,353)	1,410	359,216	109,410
Total				(26,353)	1,410	359,216	109,410

Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) shared part of Group’s advance-technology R&D expenses in the fourth quarter of 2014, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreement entered into by the Group and NCI, additional capital injection into SMNC has been completed in 2014. The additional capital injection from NCI was amounted to US$252 million.

Summarized financial information in respect of the Company’s subsidiary that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

SMNC

	12/31/14	12/31/13
	USD’000	USD’000
Current assets	659,596	243,719
Non-current assets	550,859	—
Current liabilities	(347,217)	(586)
Non-current liabilities	(118,667)	—
Net assets	744,571	243,133
Equity attributable to owners of the Company	409,514	133,723
Non-controlling interests	335,057	109,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.                Subsidiaries (continued)

SMNC (continued)

	Year ended	Year ended
	12/31/14	12/31/13
	USD’000	USD’000
Revenue	—	—
Expense	(65,058)	(709)
Other income	6,496	3,843
Profit (loss) for the year	(58,562)	3,134
Profit (loss) attributable to owners of the Company	(32,209)	1,724
Profit (loss) attributable to the non-controlling interests	(26,353)	1,410
Profit (loss) for the year	(58,562)	3,134
Other comprehensive income attributable to owners of the Company	—	—
Other comprehensive income attributable to the non-controlling interests	—	—
Other comprehensive income for the year	—	—
Total comprehensive income (expense) attributable to owners of the Company	(32,209)	1,724
Total comprehensive income (expense) attributable to the non-controlling interests	(26,353)	1,410
Total comprehensive income (expense) for the year	(58,562)	3,134
Dividends paid to non-controlling interests	—	—
Net cash inflow from operating activities	7,758	1,959
Net cash outflow from investing activities	(436,449)	(164,810)
Net cash inflow from financing activities	560,000	240,000
Net cash inflow	131,309	77,149

20.                Investments in associates

Details of the Group’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

	Place of establishment	Class of share	Proportion of ownership interest and voting power held by the Group			Proportion of voting
Name of company	and operation	held	12/31/14	12/31/13	12/31/12	power held
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.8%	48.7%	NA	47.8%
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	45.0%	NA	NA	45.0%
BeiJing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)	Beijing, PRC	Ordinary	32.6%	NA	NA	32.6%
Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund	Beijing, PRC	Ordinary	25.4%	NA	NA	25.4%

All  of  these  associates  are  accounted  for  using  the  equity  method  in  these  consolidated  financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                Investments in associates (continued)

Toppan

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current assets	44,538	47,554	44,987
Non-current assets	28,789	22,660	15,677
Current liabilities	(311)	(2,117)	(1,608)
Non-current liabilities	—	—	—
Net assets	73,016	68,097	59,056

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Total revenue	23,498	23,796	19,008
Profit for the year	5,493	7,364	5,585
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	5,493	7,364	5,585
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Net assets of the associate	73,016	68,097	59,056
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	21,905	20,429	17,717

20.                Investments in associates (continued)

Brite

	12/31/14	12/31/13
	USD’000	USD’000
Current assets	24,394	13,433
Non-current assets	5,295	4,081
Current liabilities	(13,165)	(10,816)
Non-current liabilities	(1,458)	—
Net assets	15,066	6,698

	Year ended	Year ended
	12/31/14	12/31/13
	USD’000	USD’000
Total revenue	46,385	41,742
Profit (loss) for the year	556	(498)
Other comprehensive income for the year	—	—
Total comprehensive income for the year	556	(498)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/14	12/31/13
	USD’000	USD’000
Net assets of the associate	15,066	6,698
Proportion of the Group’s ownership interest in Brite	47.8%	48.7%
Other adjustment	2,291	1,375
Carrying amount of the Group’s interest in Brite	9,493	4,637

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                Investments in associates (continued)

WuJin

12/31/14
USD’000
Current assets	10,894
Non-current assets	4,083
Current liabilities	—
Non-current liabilities	—
Net assets	14,977

Year ended
12/31/14
USD’000
Total revenue	—
Loss for the year	(50)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(50)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/14
USD’000
Net assets of the associate	14,977
Proportion of the Group’s ownership interest in WuJin	32.6%
Carrying amount of the Group’s interest in WuJin	4,883

20.                Investments in associates (continued)

Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund

12/31/14
USD’000
Current assets	63,987
Non-current assets	—
Current liabilities	—
Non-current liabilities	—
Net assets	63,987

Year ended
12/31/14
USD’000
Total revenue	—
Loss for the year	(350)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(350)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/14
USD’000
Net assets of the associate	63,987
Proportion of the Group’s ownership interest in Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund	25.4%
Carrying amount of the Group’s interest in Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund	16,253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.              Other financial assets

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	—	77
Short-term investments
Financial products sold by banks	616,862	240,311	18,653
Bank deposits over 3 months	27,209	—	—
	644,071	240,311	18,730

22.              Other assets

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Advance payments	—	—	28,252
Available-for-sale investment	15,081	1,278	3,757
Others	15,786	4,959	11,373
Non-current	30,867	6,237	43,382

Available-for-sale investment is the investment of fund companies which were invested for their future development in integrated circuit related field.

23.              Inventories

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Raw materials	65,598	56,242	52,228
Work in progress	179,047	180,710	156,392
Finished goods	71,396	49,299	87,108
	316,041	286,251	295,728

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision was US$29.6 million (2013: US$(0.1) million and 2012: US$4.9 million).

24.           Trade and other receivables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Trade receivables	424,661	352,872	323,451
Allowance for doubtful debts	(42,014)	(44,643)	(45,340)
	382,647	308,229	278,111
Other receivables and refundable deposits	73,741	71,132	50,100
	456,388	379,361	328,211

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The Group determines its allowance for doubtful debts based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Group provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group recognized US$1.6 million, US$0.6 million and US$4.6 million of allowance for doubtful debts respectively during the year ended December 31, 2014, 2013 and 2012 respectively. The Group reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2014, 2013 and 2012, US$131.3 million, US$129.4 million and US$101.1 million respectively are due from the Group’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Within 30 days	167,137	166,117	113,955
31—60 days	122,387	110,470	123,618
Over 60 days	135,137	76,285	85,878
Total	424,661	352,872	323,451

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.              Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current	270,220	269,740	222,765
Past due but not impaired
Within 30 days	55,412	24,480	31,219
31—60 days	20,915	10,068	16,559
Over 60 days	36,100	3,941	7,568
Total	382,647	308,229	278,111
Average overdue days	74	40	47

Movement in the allowance for doubtful debts

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Balance at beginning of the year	44,643	45,340	42,820
Addition in allowance for doubtful debts	1,616	617	4,615
Amounts written off during the year as uncollectible	(4,186)	(101)	—
Reversal of allowance for doubtful debts	(59)	(1,213)	(2,095)
Balance at end of the year	42,014	44,643	45,340

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Age of impaired trade receivables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Within 30 days	306	192	278
31—60 days	338	89	855
Over 60 days	41,370	44,362	44,207
Total	42,014	44,643	45,340

25.              Restricted cash

As of December 31, 2014, 2013 and 2012, restricted cash consisted of US$0.6 million, US$35.7 million and US$111.6 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$135.4 million, US$111.9 million and US$106.0 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred. In addition, as of December 31, 2014 the restricted cash of US$102 million was for the co-investment in the proposed acquisition of STATS ChipPAC Ltd, which is a leading provider of advanced semiconductor packaging and test services in Singapore.

26.              Shares and issued capital

Fully paid ordinary shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee share option plan (see note 35)	57,004,448	23	3,057
Conversion of convertible preference shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee share option plan (see note 35)	112,167,478	45	6,641
The Group purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846
Issuance of shares under the Company’s employee share option plan (see note 35)	215,677,649	86	18,422
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	196,161
Ordinary shares issued at November 21, 2014	669,468,952	268	51,523
Ordinary shares issued at November 27, 2014	268,642,465	107	20,678
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630

On June 4, 2014, the Company, J.P. Morgan Securities (Asia Pacific) Limited, Deutsche Bank AG, Hong Kong Branch (the “Placing Agents”) and Datang Holdings (Hongkong) Investment Company Limited (“Datang”) entered into a placing and subscription agreement (the “Placing and Subscription Agreement”). Pursuant to the agreement, Datang appointed the Placing Agents to place 2.59 billion shares of the Company’s common stock at a price of HK$0.60 per share, which represented a discount of approximately 4.76% to the Company’s closing price of HK$0.63 per share as quoted on the Hong Kong Stock Exchange on June 4, 2014 (the “Placing Price”) (the “Top-up Placing”). Following the completion of the Top-up Placing, Datang applied to subscribe for 2.59 billion new ordinary shares (the “Subscription Share(s)”) at the price of HK$0.60 per Subscription Share (which was the same as the Placing Price) according to the Placing and Subscription Agreement (the “Top-up Subscription”). The Top-up Subscription was completed with net proceeds of approximately US$197.2 million on June 12, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.              Shares and issued capital (continued)

Fully paid ordinary shares (continued)

The net proceeds were recorded as share capital of approximately US$1 million and share premium of approximately US$196.2 million in the Group’s statements of financial position. Net proceeds of issue were measured after deducting directly attributable transaction costs of the share issue.

On August 22, 2014, the Company entered into a subscription agreement with each of Datang and Country Hill Limited (“Country Hill”) in relation to the proposed subscription of 669,468,952 ordinary shares by Datang upon the exercise of Datang’s pre-emptive rights as specified in the share purchase agreement (“2008 Datang Share Purchase Agreement”) on November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd (“Datang Telecom”) and 268,642,465 ordinary shares by Country Hill upon the exercise of Country Hill’s pre-emptive rights pursuant to the share subscription agreement (“2011 Country Hill Share Subscription Agreement”) on April 18, 2011 entered into between the Company and Country Hill at the price of HK$0.60 per ordinary share (which is the same as the Placing Price). On November 21, 2014, Datang subscribed 669,468,952 ordinary shares of the Company. On November 27, 2014, Country Hill subscribed 268,642,465 ordinary shares of the Company.

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

Convertible preference shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)

Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 preferred shares, to Country Hill, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately US$249 million, net of issuance cost of US$0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang, for aggregate proceeds of approximately US$58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares was mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang, respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares has expired without exercise.

26.              Shares and issued capital (continued)

Stock incentive plans

The Group has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 35).

27.              Reserves

Equity-settled employee benefits reserve

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Balance at beginning of year	55,177	42,232	37,469
Arising on share-based payments	18,388	16,402	7,174
Transfer to share premium	(9,025)	(3,457)	(2,411)
Balance at end of year	64,540	55,177	42,232

The above equity-settled employee benefits reserve related to share options and RSUs granted by the Group to its employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss.  Further information about share-based payments to employees and service providers is set out in Note 35.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Balance at beginning of year	4,553	3,916	3,846
Exchange differences arising on translating the foreign operations	(324)	731	70
Disposal of subsidiaries	—	(94)	—
Balance at end of year	4,229	4,553	3,916

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve.  Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.              Reserves (continued)

Convertible bonds equity reserve

	12/31/14	12/31/13
	USD’000	USD’000
Balance at beginning of year	15,210	—
Recognition of the equity component of convertible bonds	14,354	15,210
Balance at end of year	29,564	15,210

28.              Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Group’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2014 the Group did not make any appropriation to non-distributable reserves. As of December 31, 2014, 2013 and 2012, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Group’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$4,445 million at December 31, 2014 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2014, reserve and capital of approximately US$4,198 million was not available for distribution to the Group by its PRC subsidiaries in the form of dividends, loans or advances.

In 2014, 2013 and 2012 the Group did not declare or pay any cash dividends on the ordinary shares.

29.              Borrowings

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	115,084	219,727	383,225
	115,084	219,727	383,225
Long-term debt by contracts
2011 EXIM Bank USD Loan (SMIC Shanghai) (ii)	—	—	68,500
2012 EXIM Bank USD Loan (SMIC Shanghai) (iii)	—	—	70,000
2012 USD Loan (SMIC Shanghai) (iv)	—	201,000	245,611
2013 USD Loan (SMIC Shanghai) (v)	221,520	260,000	—
2011 EXIM USD & RMB Loan (SMIC Beijing) (vi)	—	—	49,079
2012 EXIM USD Loan (SMIC Beijing) (vii)	—	—	20,000
2012 USD Loan (SMIC Beijing) (viii)	—	260,000	260,000
2013 EXIM USD Loan (SMIC Beijing) (ix)	40,000	40,000	—
2013 CIC RMB Entrust loan (SMIC Beijing) (x)	2,450	10,795	—
2014 EXIM RMB Loan (SMIC Beijing) (xi)	39,200	—	—
	303,170	771,795	713,190
Less: current maturities of long-term debt	46,970	170,820	184,578
Non-current maturities of long-term debt	256,200	600,975	528,612
Borrowing by repayment schedule:
Within 1 year	162,054	390,547	567,803
Within 1—2 years	125,200	209,965	309,000
Within 2—5 years	131,000	367,990	219,612
Over 5 years	—	23,020	—
	418,254	991,522	1,096,415

Summary of borrowing arrangements

(i)                    As of December 31, 2014, the Group had 21 short-term credit agreements that provided total credit facilities of up to US$882.5 million on a revolving credit basis. As of December 31, 2014, the Group had drawn down US$115.1 million under these credit agreements and US$767.4 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest rate ranged from 1.9% to 4.2% in 2014.

(ii)                 In April 2011, SMIS entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of $69.5 million with The Export-Import Bank of China.  This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS has repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0% to 5.0% during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.              Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)              In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS had repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility.  The interest rate ranged from 4.0% to 5.0% during 2013.

(iv)             In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. SMIS had drawn down US$268 million and repaid the outstanding balance on this loan facility in advance by December 2014. As of December 31, 2014, SMIS had no outstanding balance of the facility. The interest rate on this loan facility ranged from 3.6% to 3.9% in 2014.

(v)                In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2014, SMIS had drawn down US$260 million and repaid US$38.5 million on this loan facility in advance by December 2014. The outstanding balance of US$221.5 million is repayable from August 2015 to February 2018. SMIS repaid US$200 million on this loan facility in advance in the first quarter of 2015. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2014.

(vi)             In September 2011, SMIB entered into the USD and RMB loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB had repaid the outstanding balance in advance by June 2013.  As of December 31, 2013, SMIS had no outstanding balance of the facility.  The interest rate on this loan facility ranged from 6.1% to 6.5% in 2013.

29.                Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)          In March 2012, SMIB entered into the new USD loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purpose. SMIB had repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

(viii)       In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2014, SMIB had drawn down US$260 million and repaid the outstanding balance on this loan facility in advance by September 2014. The interest rate on this loan facility ranged from 5.8% to 5.9% in 2014.

(ix)             In June 2013, SMIB entered into the new USD loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which is unsecured. This twenty-six-months bank facility was used for working capital purposes. As of December 31, 2014, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3.3% to 3.4% in 2014.

(x)                In June 2013, SMIB entered into the new RMB loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which is unsecured. This two-year entrust loan facility was used for working capital purposes. As of December 31, 2014, SMIB had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB55 million (approximately US$9.0 million) on this loan facility. The outstanding balance of RMB15 million (approximately US$2.5 million) is repayable in June 2015. The interest rate on this loan facility is 12% in 2014.

(xi)             In December 2014, SMIB entered into the new RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2014, SMIB had drawn down RMB240 million on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility is 3.9% in 2014.

As of December 31, 2014, property, plant and equipment and land use right with carrying amount of approximately US$308 million (2013: US$1,007 million and 2012: US$1,070 million) had been pledged to secure borrowings of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.                Convertible bonds

(i)                   Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”).

The principal terms of the Original Bonds are as follows:

(1)                 Denomination of the Original Bonds — The Original Bonds are denominated in USD.

(2)                 Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”).

(3)                 Interest — The Original Bonds do not bear any cash interest.

(4)                 Conversion —

a)                     Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the Original Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalisation of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)                    Conversion period — The Bondholder has the right to convert the Original Bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)                     Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the Original Bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre-determined).

(5)                 Redemption —

a)                     At the option of the Company:

(I)                    Redemption at maturity — The Company will redeem the outstanding Original Bonds at principal amount on the Maturity Date.

(II)                 Redemption for tax reasons — The Company will redeem all and not only some of the Original Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

30.                Convertible bonds (continued)

(i)                   Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

(5)                 Redemption — (continued)

a)                     At the option of the Company: (continued)

(III)              Redemption at the Option — The Company may redeem all and not only some of the Original Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding Original Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Original Bonds at their principal amount.

b)                    At the option of the Bondholder:

(I)                    Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the Original Bonds.

(II)                 Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Original Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)                 Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the Original Bonds at any price in the open market or otherwise.

(7)                 Cancellation — All the Original Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the Original Bonds cancelled will be forwarded to or to the order of the Registrar and such Original Bonds may not be reissued or resold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.              Convertible bonds (continued)

(i)                   Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

The Original Bonds issued at November 7, 2013 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at November 7, 2013	179,390	15,210	194,600
Interest charged during the year	1,173	—	1,173
As at December 31, 2013	180,563	15,210	195,773
Interest charged during the year	6,593	—	6,593
As at December 31, 2014	187,156	15,210	202,366

The equity component will remain in convertible bond equity reserve until the embedded conversion option  is  exercised  or  the  Original  Bonds  mature.

30.              Convertible bonds (continued)

(ii)               Issue  of  US$86.8  million  zero  coupon  convertible  bonds  due  2018

The Company issued convertible bonds at a par value of US$200,000 each  with  an  aggregate principal  amount  of  US$54,600,000  to  Datang  and  an  aggregate  principal  amount  of  US$32,200,000 to Country Hill  on  May  29,  2014  (collectively,  the  “Original  Pre-emptive  Bonds”).  The  issue  price was 100% of the  aggregate  principal  amount  of  the  Original  Pre-emptive  Bonds  and  the  terms and conditions of the Original Pre-emptive Bonds are the same in  all  respects  as  those  for  the Original Bonds except for the issue date (details have been set out in Note 30(i)). The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption  features  of  the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre-  emptive  Bonds  was  approximately  US$81.2  million  and  the  equity  component was approximately US$5.6 million, determined  by  deducting  the  amount  of  the  liability  component from  the  fair  value  of  the  compound  instrument  as  a  whole.

USD’000
Principal amount	86,800
Transaction cost	—
Liability component at the date of issue	(81,235)
Equity component	5,565

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component of the Original Pre-emptive Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during the year	1,315	—	1,315
As at December 31, 2014	82,550	5,565	88,115

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.              Convertible bonds (continued)

(iii)           Issue  of  US$95  million  zero  coupon  convertible  bonds  due  2018

The Company issued convertible bonds at a par value of US$200,000 each  with  an  aggregate principal amount of US$95,000,000 on June 24, 2014 (the “Further  Bonds”).  The  issue  price  was 101.5% of  the  aggregate  principal  amount  of  the  Further  Bonds  and  the  terms  and  conditions  of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 30(i)). The Further Bonds is  a  compound  instrument  that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore,  do  not  need  to  be  separately  accounted  for.  The  fair value of the liability component of the Further  Bonds  was  approximately  US$87.1  million  and  the equity component was approximately US$7.1 million, determined by deducting the  amount  of  the liability  component  from  the  fair  value  of  the  compound  instrument  as  a  whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component of the Further Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at June 24, 2014	87,090	7,148	94,238
Interest charged during the year	1,650	—	1,650
As at December 31, 2014	88,740	7,148	95,888

30.                Convertible bonds (continued)

(iv)            Issue  of  US$22.2  million  zero  coupon  convertible  bonds  due  2018

The Company issued convertible bonds at a par value of US$200,000 each  with  an  aggregate principal amount of US$22,200,000 to Datang on December 4, 2014 (the “Further  Pre-emptive Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Pre-emptive Bonds and the terms and conditions of the Further Pre-emptive Bonds are the same in all respects as those for the  Original  Bonds  except  for  the  issue  date  (details  have  been  set  out  in  Note  30(i)). The  Further  Pre-emptive  Bonds  is  a  compound  instrument  that  included  a  liability  component  and an  equity  component.  There  are  embedded  derivatives  in  respect  of  the  early  redemption  features of the Further Pre-emptive Bonds, which are deemed to be clearly and  closely  related  to  the  host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Pre-emptive Bonds was approximately US$20.9 million and the equity component was approximately US$1.6 million, determined by deducting the amount of the liability component  from  the  fair  value  of  the  compound  instrument  as  a  whole.

USD’000
Principal amount	22,200
Premium of convertible bonds	333
Liability component at the date of issue	(20,892)
Equity component	1,641

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The liability component of the Further Pre-emptive Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 4, 2014	20,892	1,641	22,533
Interest charged during the year	56	—	56
As at December 31, 2014	20,948	1,641	22,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.              Bonds payable

On October 8, 2014, the Company issued 5-year unsecured corporate bonds for  a  total  amount  of US$500 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and  (2)  issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable	491,181

The movement of the corporate bonds for the year ended December 31, 2014 is set out below:

2014
USD’000
As at October 8, 2014	491,181
Interest charged during the year	5,554
Interest payable recognized during the year	(5,156)
As at December 31, 2014	491,579

32.              Trade and other payables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Trade payables	645,414	285,967	331,394
Advance receipts from customers	54,724	41,164	67,108
Deposit received from customers	77,296	48,976	10,591
Other payable	16,927	17,783	14,859
	794,361	393,890	423,952

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31,  2014,  2013  and  2012,  trade  payables  were  US$645.4  million,  US$286.0  million and US$331.4 million, within which the payables for property, plant and  equipment  were  US$425.1 million, US$117.6 million and US$111.8 million, respectively.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Within 30 days	555,556	214,219	252,097
Between 31 to 60 days	25,729	20,295	49,735
Over 60 days	64,129	51,453	29,562
	645,414	285,967	331,394

32.              Trade and other payables (continued)

An aged analysis of the accounts payable is as follows:

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current	599,584	237,337	275,398
Overdue:
Within 30 days	12,520	9,493	26,783
Between 31 to 60 days	4,954	12,299	10,652
Over 60 days	28,356	26,838	18,561
	645,414	285,967	331,394

33.              Accrued liabilities

The amounts of accrued liabilities as of December 31, 2014, 2013 and 2012 were US$131.1  million, US$127.6 million and US$84.6 million, within which the amounts of accrued payroll  expenses  were US$62.5 million, US$55.5 million and US$21.4 million, respectively.

34.              Promissory  notes

In 2009, the Group reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining  promissory  note  of  US$40.0  million  under  the  prior 2005 Settlement Agreement was cancelled. The Group issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Group recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Group’s average rate of borrowing for 2009), which was recorded as a reduction  of the  face amount  of the  promissory notes. In total, the  Group paid  TSMC US$30.0 million and US$30.0 million in 2013 and 2012, respectively. The agreement was fully settled in 2013 and the outstanding promissory notes as of December 31, 2012 are as follows:

		31/12/12
	Face value	Discounted Value
	USD’000	USD’000
Maturity
2013—Current	30,000	29,374
	30,000	29,374

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.              Share-based payments

Stock incentive plans

The Group’s stock incentive plans allow the Group to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

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

Restricted share units (“RSUs”)

The Group adopted the Equity Incentive Plan (“EIP”) whereby the Group provided additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	18,388	16,402	7,174

Movements during the year

(i)                    The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2014	2014		2013	2013		2012	2012
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Granted during the year	153,998,051	US$	0.10	270,695,247	US$	0.08	292,084,956	US$	0.04
Forfeited and expired during the year	(161,539,854)	US$	0.15	(158,907,830)	US$	0.11	(209,218,313)	US$	0.09
Exercised during the year	(149,214,781)	US$	0.06	(76,770,936)	US$	0.04	(28,437,700)	US$	0.02
Outstanding at December 31	1,163,627,269	US$	0.08	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09
Exercisable at December 31	489,477,234	US$	0.09	483,679,899	US$	0.11	457,250,416	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2014 was 6.59 years (2013: 6.58 years and 2012: 6.61 years).

35.              Share-based payments (continued)

Movements during the year (continued)

(i)                    The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs): (continued)

The range of exercise prices for options outstanding at the end of the year was from US$0.02 to US$0.22 (2013: from US$0.02 to US$0.35 and 2012: from US$0.02 to US$0.35).

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.10 (2013: US$0.07 and 2012: US$0.04).

During the year ended December 31, 2014, share options were granted on June 12, 2014 and November 17, 2014. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.05, respectively.

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

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2014, 2013 and 2012 respectively:

	2014	2013	2012
Dividend yield (%)	—	—	—
Expected volatility	50.93%	62.18%	65.93%
Risk-free interest rate	1.67%	1.23%	0.77%
Expected life of share options	5 years	5 years	5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.              Share-based payments (continued)

Movements during the year (continued)

(ii)                 The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2014	2014		2013	2013		2012	2012
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	233,158,731	US$	0.07	125,358,288	US$	0.06	101,564,432	US$	0.07
Granted during the year	114,726,892	US$	0.11	151,336,161	US$	0.08	65,170,000	US$	0.04
Forfeited during the year	(7,365,088)	US$	0.09	(8,139,176)	US$	0.07	(12,809,396)	US$	0.08
Exercised during the year	(66,462,868)	US$	0.07	(35,396,542)	US$	0.06	(28,566,748)	US$	0.08
Outstanding at December 31	274,057,667	US$	0.09	233,158,731	US$	0.07	125,358,288	US$	0.06

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2014 was 8.75 years (2013: 8.88 years and 2012: 8.84 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.08 (2013: US$0.08 and 2012: US$0.04).

During the year ended December 31, 2014, RSUs were granted on November 17, 2014. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11.

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

The following table list the inputs to the models used for the plans for the years ended December 31, 2014, 2013 and 2012, respectively:

	2014	2013	2012
Dividend yield (%)	—	—	—
Expected volatility	38.49%	47.03%	49.90%
Risk-free interest rate	0.54%	0.34%	0.30%
Expected life of RSUs	2 years	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

36.              Financial instruments

Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Group’s overall strategy remains unchanged from 2013.

The capital structure of the Group consists of net debt (debt as detailed in Note 29, Note 30 and Note 31 offset by cash and cash equivalent) and equity of the Group.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Group reviews the capital structure on a semi-annual basis. As part of this review, the Group considers the cost of capital and the risks associates with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Debt (i)	1,289,227	1,172,085	1,096,415
Cash and cash equvalent	(603,036)	(462,483)	(358,490)
Net debt	686,191	709,602	737,925
Equity	3,307,722	2,593,182	2,276,452
Net debt to equity ratio	20.75%	27.36%	32.42%

(i)                    Debt is defined as long- and short-term borrowings (excluding derivatives), convertible bonds, and bonds payables as described in Note 29, Note 30 and Note 31.

Financial risk management objectives

The Group’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.              Financial instruments (continued)

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

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

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2014, 2013 and 2012.

There has been no change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	2,488	3,037	1,345	480	2,595	3,249
JPY	7,560	7,925	13,693	606	1,499	3,023
RMB	221,336	133,177	254,750	1,148,146	766,960	456,271
Others	4,684	8,226	6,934	1,100	7,323	2,122

Foreign currency sensitivity analysis

The Group is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Group’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

36. Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis (continued)

	EUR			JPY			RMB			Others
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(100)	(22)	95	(366)	(338)	(562)	48,780	33,357	10,606	(190)	(1)	(3)
Equity	(100)	(22)	95	(366)	(338)	(562)	48,780	33,357	10,606	(190)	(1)	(3)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	—	—	6.3763	—	—	221,173	—	—	35,504	—	—	67
3 months to 1 year	—	—	6.4100	—	—	294,696	—	—	47,306	—	—	(15)
						515,869			82,810			52

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Interest rate risk management

The Group is exposed to interest rate risk relates primarily to the Group’s long-term debt obligations, which the Group generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.                Financial instruments (continued)

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

If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2014 would decrease by US$0.2 million (2013: profit decrease by US$0.6 million and 2012: profit decrease by US$0.6 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Group’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from Customers A and B, two largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A and B did not exceed 10% and 2% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Group’s accounts receivable and net sales is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

36.                Financial instruments (continued)

Liquidity risk management

The Group manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Interest-bearing bank and other borrowings	Fixed	2.54%	39,075	77,099	—	—	116,174
	Floating	6.13%	—	48,408	287,596	—	336,004
		2.78%~
Convertible bonds		3.79%	—	—	404,000	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			727,589	744	3,492	62,536	794,361
			766,664	126,251	1,195,088	62,536	2,150,539

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and other borrowings	Fixed	3.72%	102,800	119,588	—	—	222,388
	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.                Financial instruments (continued)

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

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Group’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Trade and other receivables		456,388	—	—	—	456,388
Cash and cash equivalent, restricted cash & short-term investments	2.60%	1,309,979	45,484	—	—	1,355,463
Available for sale financial assets		—	—	—	15,081	15,081
		1,766,367	45,484	—	15,081	1,826,932

36.                   Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash and cash equivalent, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash and cash equivalent, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Group has access to short-term financing facilities as described in below section, of which US$767.4 million were unused at the end of the reporting period (2013: US$927.5 million and 2012: US$629.3 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.                Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

		Less than	1–3	3 months
	1 month	1 month	months	to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Net settled:
— foreign exchange forward contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                         the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

36.                Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2014, 2013 and 2012:

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

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	616,862	—	616,862
Available-for-sale investment	Recent transaction price	—	—	13,803	13,803
Total		—	616,862	13,803	630,665

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.
		—	240,311	—	240,311
Total		—	240,311	—	240,311

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.                Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/12
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	77	—	77
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	18,653	—	18,653
Total		—	18,730	—	18,730
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(25)	—	(25)
Total		—	(25)	—	(25)

37.                Related party transactions

Relationship and details of transactions between the Group and other related parties are disclosed below.

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Telecom
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	A substantial shareholder of the Group
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Leadcore Technology Co., Ltd	A member of Datang Group
Datang Telecom Group Finance Co., Ltd	A member of Datang Group
China Investment Corporation (“CIC”)	A substantial shareholder of the Group
Country Hill Limited (“Country Hill”)	A wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC
Toppan	An associate of the Group
Brite	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group

Balances and transactions between the Company and its subsidiaries, which are related parties of the Group, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods			Sale of services
	Year ended			Year ended
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	12,340	14,821	9,654	—	—	—
Leadcore Technology Co.,Ltd	2,173	1,905	44	—	—	—
Toppan	4,486	4,317	4,192	—	—	—
Brite	31,444	NA	NA	—	NA	NA
China Fortune-Tech	—	NA	NA	41	NA	NA

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	—	1,163	—	—
Toppan	1,345	7	169	22,726	22,854	12,755
Zhongxin Xiecheng	—	—	—	2,673	1,930	1,094
Brite	—	NA	NA	3,201	NA	NA
China Fortune-Tech	—	NA	NA	116	NA	NA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.                Related party transactions (continued)

Trading transactions (continued)

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	360	—	—	—	—	—
Datang Microelectronics Technology Co., Ltd	5,642	6,124	4,138	—	—	—
Datang Telecom Group Finance Co., Ltd	—	—	—	—	65,884	80,262
Leadcore Technology Co.,Ltd.	619	405	11	7	140	19
Toppan	387	370	372	2,739	2,397	1,487
Zhongxin Xiecheng	—	6	—	—	—	—
Brite	3,772	683	NA	700	645	NA
China Fortune-Tech	41	—	—	—	—	—

On February 18, 2014, the Company entered into a Framework Agreement with Datang Telecom. Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is two years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On May 29, 2014, the Company issued the US$86.8 million zero coupon convertible bonds to Datang and Country Hill. Please refer to Note 30 for details.

On June 4, 2014, the Company, the Placing Agents and Datang entered into a placing and subscription agreement for the placing and subscription of 2.59 billion new ordinary shares. Please refer to Note 26 for details.

On November 21, 2014, Datang subscribed 669,468,952 ordinary shares of the Company. Please refer to Note 26 for details.

37.                Related party transactions (continued)

Trading transactions (continued)

On November 27, 2014, Country Hill subscribed 268,642,465 ordinary shares of the Company. Please refer to Note 26 for details.

On December 4, 2014, the Company issued the US$22.2 million zero coupon convertible bonds to Datang. Please refer to Note 30 for details.

On March 2, 2015, both Datang and Country Hill delivered an irrevocable notice to the Company that they would be exercising their pre-emptive right in respect of the issue of new ordinary shares. Please refer to Note 39 for details.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended	year ended	year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Short-term benefit	4,593	4,318	3,191
Share-based payments	2,535	3,028	1,343
	7,128	7,346	4,534

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Sale of self-developed living quarter unit

Amount of sales of self-developed living quarter unit to one of directors of the Company and one of the key management, which were approved by the Board, were US$1.1 million and US$0.8 million in 2013.

Amount of sales of self-developed living quarter unit to two of the key management, which were approved by the Board, was US$0.9 million in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.                Commitments for expenditure

Purchase commitments

As of December 31, 2014, 2013 and 2012, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2015.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Commitments for the facility construction	211,696	114,878	25,551
Commitments for the acquisition of property, plant and equipment	292,867	178,382	481,639
Commitments for the acquisition of intangible assets	14,109	10,147	—
	518,672	303,407	507,190

39.                Subsequent event

On February 12, 2015 (after trading  hours),  the  Company  entered  into  a  share  purchase  agreement with China Integrated Circuit Industry Investment Fund Co., Ltd. (the “Investor”). Pursuant to the share purchase agreement, the Company has conditionally agreed to allot and issue to the Investor, and the Investor has conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong, for 4,700,000,000 new ordinary shares (the “New Share(s)”) at the subscription price of HK$0.6593 per New Share. The aggregate consideration for the New Shares is HK$3,098.71 million.

The New Shares represent approximately 13.10% of the existing issued share capital of the Company as at the date (February 12, 2015) of the announcement and approximately 11.58% of the issued share capital of the Company as enlarged by the issue of the New Shares.

In connection with the issue of the New Shares and pursuant to the 2008 Datang Share Purchase Agreement, Datang delivered an irrevocable notice to the Company on March 2, 2015 that it would be exercising its pre-emptive right in respect of the issue of the New Shares only for a total consideration of an amount equivalent to approximately RMB500 million.

In connection with the issue of the New Shares and pursuant to the 2011 Country Hill Share Subscription Agreement, Country Hill delivered an irrevocable notice to the Company on March 2, 2015 that it would be exercising its pre-emptive right in respect of the issue of the New Shares only for a total consideration of an amount equivalent to approximately RMB170 million.

40.                Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of  the Company  on  March  30,  2015.

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF PROFIT OR LOSS

	Year	Year	Year
	ended	ended	ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000

Continuing operations
Revenue	—	—	—
General and administration expenses	(54,544)	(59,771)	(38,853)
Loss from operations	(54,544)	(59,771)	(38,853)
Interest income	1,077	1,050	1,021
Finance costs	(12,405)	(2,972)	(3,331)
Foreign exchange gains or losses	(21,791)	558	(237)
Other gains or losses	852	(916)	(66)
Loss before tax	(86,811)	(62,051)	(41,466)
Income tax expense	—	—	—
Loss for the year	(86,811)	(62,051)	(41,466)

ADDITIONAL  INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF FINANCIAL POSITION

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	10,244	7,301	5,728
Intangible assets	133,117	154,682	171,629
Investment in subsidiaries	2,888,658	2,689,158	2,565,148
Investments in associates	14,205	12,301	7,665
Other assets	166,500	1,000	3,479
Total non-current assets	3,212,724	2,864,442	2,753,649
Current assets
Inventories	—	—	168
Prepaid operating expenses	641	626	1,173
Trade and other receivables	312,760	201,352	211,942
Other financial assets	12,000	—	14,878
Restricted cash	—	29,130	47,506
Cash and cash equivalent	55,600	162,360	77,869
Total current assets	381,001	393,468	353,536
Total assets	3,593,725	3,257,910	3,107,185
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 35,856,096,167, 32,112,307,101 and 32,000,139,623 shares issued and outstanding at December 31, 2014, 2013 and 2012, respectively	14,342	12,845	12,800
Share premium	4,377,013	4,090,229	4,083,588
Reserves	93,012	69,295	41,140
Accumulated deficit	(1,850,292)	(1,763,481)	(1,701,430)
Total equity	2,634,075	2,408,888	2,436,098
Non-current liabilities
Convertible bonds	379,394	180,563	—
Bonds payable	491,579	—	—
Other liabilities	—	—	5,000
Total non-current liabilities	870,973	180,563	5,000
Current liabilities
Trade and other payables	18,391	527,035	450,784
Borrowings	61,221	133,803	180,034
Accrued liabilities	9,065	7,615	5,870
Promissory notes	—	—	29,374
Other financial liabilities	—	—	25
Current tax liabilities	—	6	—
Total current liabilities	88,677	668,459	666,087
Total liabilities	959,650	849,022	671,087
Total equity and liabilities	3,593,725	3,257,910	3,107,185

ADDITIONAL INFORMATION — SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Year	Year	Year
	ended	ended	ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Operating activities
Loss for the year	(86,811)	(62,051)	(41,466)
Adjustments for:
Amortization of intangible assets and land use right	29,566	28,946	26,433
Depreciation of property, plant and equipment	2,225	1,806	1,331
Loss from investment in associates	—	750	—
Impairment loss of available-for-sale investment	—	279	—
Expense recognized in respect of equity-settled share-based payments	18,388	16,402	7,174
Finance costs	12,405	2,972	3,331
Interest income recognized in profit or loss	(1,077)	(1,050)	(1,021)
Net loss arising on financial assets at fair value through profit or loss	—	64	190
Net gain arising on financial liabilities at fair value through profit or loss	—	(25)	(1,509)
Reversal of bad debt allowance on trade receivables	—	—	(2,095)
	(25,304)	(11,907)	(7,632)
Operating cash flows before movements in working capital:
(Increase) Decrease in trade and other receivables	(111)	476	1,204
Decrease in inventories	—	168	(69)
(Increase) decrease in prepaid operating expenses	(2,514)	(91)	347
Decrease in other payables	(11,356)	(53,194)	(5,412)
(Decrease) Increase in accrued liabilities	(5,410)	74	(319)
Decrease in other liabilities	(6)	—	(38)
Cash used in operations	(44,701)	(64,474)	(11,919)

Interest paid	(2,406)	307	(3,465)
Interest received	1,077	1,050	1,021
Net cash used in operating activities	(46,030)	(63,117)	(14,363)

Investing activities
Payments to acquire financial assets	(12,000)	(4,000)	(38,760)
Proceeds on sale of financial assets	—	21,020	23,944
Payments for property, plant and equipment	—	(3,379)	—
Investment in subsidiaries	(204,103)	(129,010)	—
Cash from disposal of investment	2,699
Payments for intangible assets	(10,000)	(24,858)	(58,167)
Payment to a proposed to associates	—	(387)	—
Change in restricted cash relating to investing activities	29,130	18,376	(40,005)
Cash (paid for) received from subsidiaries	(274,327)	10,112	(26,469)
Net cash used in investing activities	(468,601)	(112,126)	(139,457)

	Year	Year	Year
	ended	ended	ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Financing activities
Proceeds from borrowings	103,684	241,775	193,239
Repayment of borrowings	(176,266)	(288,007)	(222,232)
Proceeds from issuance of convertible bonds.	203,763	195,800	—
Proceeds from issuance of corporate bonds	492,315	—	—
Proceeds from issurance of new shares	270,180	—	—
Proceeds from exercise of employee stock options	9,483	3,229	669
Repayment of promissory notes	—	(30,000)	(30,000)
Prepayment for bank financing management fee	—	(370)	(2,065)
Cash (paid for) received from subsidiaries	(495,288)	137,307	231,168
Net cash from financing activities	407,871	259,734	170,779

Net (decrease) increase in cash and cash equivalent	(106,760)	84,491	16,959
Cash and cash equivalent at the beginning of the year	162,360	77,869	60,910
Cash and cash equivalent at the end of the year	55,600	162,360	77,869

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