Form 20-F
period 2015-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2016-04-25
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, there were 42,073,748,961 ordinary shares, par value US$0.0004 per share, outstanding, of which 980,747,650 ordinary shares were held in the form of 19,614,953 American Depositary Shares (“ADSs”). Each ADS represents 50 ordinary shares.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934 (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as	Other ☐
issued
by the International Accounting Standards Board
☒

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

1

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report.

	For the year ended December 31,
	2011[1]	2012	2013	2014	2015
	(in US$ thousands, except for earnings per share)

Revenue	1,319,466	1,701,598	2,068,964	1,969,966	2,236,415
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)	(1,486,514)	(1,553,795)
Gross profit	101,941	348,763	438,436	483,452	682,620
Research and development expenses, net	(191,473)	(193,569)	(145,314)	(189,733)	(237,157)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)	(38,252)	(41,876)
General and administration expenses	(57,435)	(107,313)	(138,167)	(139,428)	(213,177)
Other operating income (expense), net	(11,190)	19,117	67,870	14,206	31,594
(Loss) profit from operations	(190,716)	35,513	187,087	130,245	222,004
Interest income	4,724	5,390	5,888	14,230	5,199
Finance costs	(21,903)	(39,460)	(34,392)	(20,715)	(12,218)
Foreign exchange gains or losses	17,589	3,895	13,726	(5,993)	(26,349)
Other gains or losses, net	6,709	6,398	4,010	18,210	55,611
Share of profit (loss) of investment using equity method	4,479	1,703	2,278	2,073	(13,383)
(Loss) profit before tax	(179,118)	13,439	178,597	138,050	230,864
Income tax (expense) benefit	(82,503)	9,102	(4,130)	(11,789)	(8,541)
(Loss) profit for the year from continuing operations	(261,621)	22,541	174,467	126,261	222,323
Discontinued operations
Profit for the year from discontinued operations	14,741	-	-	-	-
(Loss) profit for the year	(246,880)	22,541	174,467	126,261	222,323
Other comprehensive income (loss)
Exchange differences on translating foreign operations	4,938	70	731	(324)	(8,185)
Change in value of available-for-sale financial assets	-	-	-	-	452
Others	-	-	-	-	130
Total comprehensive (loss) income for the year	(241,942)	22,611	175,198	125,937	214,720
(Loss) profit for the year attributable to:
Owners of the Company	(246,817)	22,771	173,177	152,969	253,411
Non-controlling interests	(63)	(230)	1,290	(26,708)	(31,088)
	(246,880)	22,541	174,467	126,261	222,323
Total comprehensive income (loss) for the year attributable to:
Owners of the Company	(241,879)	22,841	173,908	152,645	245,803
Non-controlling interests	(63)	(230)	1,290	(26,708)	(31,083)
	(241,942)	22,611	175,198	125,937	214,720

Earnings (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.01
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.01
From continuing operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.01
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.01

1 In connection with our transition to IFRS for the year ended December 31, 2012, we adjusted our consolidated financial statements as of and for the year ended December 31, 2011 in accordance with IFRS and therefore, financial information set forth in this annual report as of and for the year ended December 31, 2011 may differ from information published in our annual report for the year ended December 31, 2011.

	As of December 31,
	2011	2012	2013	2014	2015
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,516,578	2,385,435	2,528,834	2,995,086	3,903,818
Land use right	77,231	73,962	136,725	135,331	91,030
Total non-current assets	2,866,416	2,803,173	2,960,151	3,471,120	4,525,297
Inventories	207,308	295,728	286,251	316,041	387,326
Prepayment and prepaid operating expense	52,805	46,986	43,945	40,628	40,184
Trade and other receivables	200,905	328,211	379,361	456,388	499,846
Other financial assets	1,973	18,730	240,311	644,071	282,880
Restricted cash	136,907	217,603	147,625	238,051	302,416
Cash and cash equivalents	261,615	358,490	462,483	603,036	1,005,201
Assets classified as held-for-sale	-	4,239	3,265	44	72,197
Total current assets	861,513	1,269,987	1,563,241	2,298,259	2,590,050
Total assets	3,727,929	4,073,160	4,523,392	5,769,379	7,115,347
Total non-current liabilities	230,607	688,622	991,673	1,311,416	1,157,901
Total current liabilities	1,251,324	1,108,086	938,537	1,150,241	1,767,191
Total liabilities	1,481,931	1,796,708	1,930,210	2,461,657	2,925,092
Ordinary shares $0.0004 par value	10,995	12,800	12,845	14,342	16,830
Non-controlling interest	1,182	952	109,410	359,307	460,399
Total equity	2,245,998	2,276,452	2,593,182	3,307,722	4,190,255
Shares issued and outstanding	27,487,676,065	32,000,139,623	32,112,307,101	35,856,096,167	42,073,748,961

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Risk Factors Related to Our Financial Condition and Business

We may not be able to maintain or increase profitability, primarily due to the possibility of increasing fixed costs and market competition reflected in price erosion in the average selling prices of our products.

Our profit totaled US$222.3 million in 2015 and US$126.3 million in 2014. However, with the offsetting impact of such profits, we still have net accumulated losses of US$1,287.5 million as of the end of 2015. We may not be able to maintain or increase profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of maintaining or increasing profitability.

In addition, we are competing in the same technology environment as a number of other foundries and our competitors who operate these foundries often use price as a means of securing business, resulting in erosion of the average selling price of our product portfolio, which adversely affects our ability to maintain or increase profitability.

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

During periods when industry-wide capacity exceeds demand, our operations are subject to more intense competition, and our results of operations are likely to suffer because of the resulting pricing pressure and capacity underutilization. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from maintaining or increasing profitability. We expect that industry cyclicality will continue.

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

Our ability to maintain or increase profitability depends, in part, on our ability to:

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

Our continuing expansion could present significant challenges to our management and administrative systems and resources, and as a result, we could experience difficulties managing our growth or maintaining high capacity utilization which could adversely affect our business and operating results.

Over the next several years, we plan to increase our production capacity through expansion of existing and new production sites. We have added and expect to continue to add capital equipment and increase our headcount with future increases in production capacity. We cannot assure you that we will fully realize the expected returns on these investments for a variety of reasons. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth, we may experience difficulties managing our growth or maintaining high capacity utilization and our business and operating results could be adversely affected.

We may not be able to successfully execute future acquisitions or investments or manage or effectively integrate any acquired personnel, operations and technologies.

From time to time, we seek to acquire or invest in businesses that are complementary to ours. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions or investments on terms favorable to us. If we are unable to execute, manage or integrate our acquisitions and investments effectively, our growth, operating results and financial condition may be materially and adversely affected.

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

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended December 31, 2014 and 2015, our five largest customers accounted for 51.1% and 52.8% of our total sales, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2015, our capital expenditures totaled approximately US$1.6 billion and we currently expect our capital expenditures for foundry operations in 2016 to total approximately US$2.1 billion, subject to adjustment based on market conditions. The planned 2016 capital expenditures for foundry operations are mainly for 1) the expansion of capacity in 12-inch fab in Semiconductor Manufacturing North China (Beijing) Corporation, a majority-owned subsidiary of the Company (“SMNC”), 8-inch fab in Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), 12-inch fab in Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) and a new majority-owned 12-inch joint venture fab with bumping services in SJ Semiconductor (Jiangyin) Corporation (”SJ Jiangyin”), 2) a new majority-owned joint venture company, which will focus on research and development on 14nm logic technology, and 3) research and development equipment, mask shops and intellectual property acquisition. We also have budgeted approximately US$60 million as the 2016 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditures requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing, as we did in 2015 with our ordinary shares issuances. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

We plan to increase our production capacity through expansion of existing production sites, such as SMIC Shanghai and SMIC Shenzhen, both our wholly-owned subsidiaries, SMNC, our majority-owned subsidiary in Beijing and SJ Jiangyin, our majority-owned subsidiary with bumping services in Jiangyin. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

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

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and recently entered into an investment agreement with the Government of Nanjing for an investment project to build a wholly-owned 12-inch wafer manufacturing facility and a design service center in Nanjing. UMC has its majority-owned fab in Suzhou and has a 12-inch joint venture fab in Xiamen currently under construction. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

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

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2015, we had been granted 5,669 patents worldwide, of which, 60 were in Taiwan, 611 were in the U.S., 4,975 were in China and 23 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry partly due to our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

There is frequent intellectual property litigation in our industry, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters. In some cases, a company attempts to avoid or settle litigation on favorable terms if it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a favorable bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be prohibited from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products. Please refer to our historical litigation with TSMC on page 19 for details.

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

Our financial statements are prepared in U.S. dollars. The majority of our sales are denominated in U.S. dollars and Renminbi. Our manufacturing costs and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Although we enter into foreign currency forward exchange contracts and cross currency swap contracts to partially hedge our exposure to exchange rate fluctuations, we are still affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euros and the Renminbi. Any significant fluctuations among these currencies may lead to an increase in our costs, which could adversely affect our operating results. See “Item 3.D - Risk Factors - Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” for a discussion of risks relating to the Renminbi.

Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7500 to HK$7.7653 per US$1.00 for 2015 we cannot assure you that this policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

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

Under IFRS, we are required to assess our assets to determine whether an asset may be impaired. An impairment loss exists and is recorded in our books when the carrying value of an asset exceeds its recoverable value. With the exception of goodwill and certain intangible assets for which an annual impairment test is required, we are required to conduct impairment tests where there is an indication of impairment of an asset

At the end of each reporting period, we are required to assess whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the impairment loss will be reversed up to the newly estimated recoverable amount, not to exceed the original value recorded. Goodwill impairment will not be reversed. As of December 31, 2015, the carrying amount of property, plant and equipment was US$3,903.8 million and the carrying amount of intangible assets was US$224.3 million.

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

The SEC’s conflict minerals rule requires disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The rule requires companies to obtain sourcing data from suppliers, engage in supply chain due diligence, and file annually with the SEC a specialized disclosure report on Form SD covering the prior calendar year. The rule could limit our ability to source at competitive prices and to secure sufficient quantities of certain minerals (or derivatives thereof) used in the manufacture of our products, specifically tantalum, tin, gold and tungsten, as the number of suppliers that provide conflict-free minerals may be limited. We have and will continue to incur material costs associated with complying with the rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals-related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products. We continue to investigate the presence of conflict materials within our supply chain.

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

We may experience difficulty in ramping up production at new or existing facilities. This could be due to a variety of factors, including hiring and training new personnel, implementing new fabrication processes, recalibrating and re- qualifying existing processes and the inability to achieve required yield levels.

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

On December 22, 2014, (i) SilTech Shanghai, one of our indirectly wholly-owned subsidiary; (ii) Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”); and (iii) China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”) entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC Ltd. (“STATS ChipPAC”), a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which were listed on the Singapore Exchange Securities Trading Limited. On June 18, 2015, according to the co-investment agreement, we invested US$102 million as a capital contribution for 19.6% equity interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”), a company incorporated in Jiangsu province, China, which is accounted as an associate of the Group. The acquisition was completed in the second half of 2015.

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

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers, almost all of which are sourced from outside China. We currently purchase approximately 70.8% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead times for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

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

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these resources will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fabs in Tianjin and Beijing are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and deterioration in yield. In February 2016, a temporary power supply suspension occurred at our fabs in Beijing but it did not cause any casualty or equipment damage, and we don’t believe it had any material adverse financial impact on the Company.

Our operations may be delayed or interrupted due to natural disasters which could adversely affect our business and operating results.

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes in addition to requiring extensive amounts of fresh water and a stable source of electricity. The occurrence of natural disasters such as the April 2016 earthquake in Japan may disrupt this required access to goods and services provided by our suppliers as well as access to fresh water and electricity. As a result of such risk, our production could be limited or delayed due to the disruption of access to required supplies, in addition to possible damage caused to our manufacturing equipment and related infrastructure, which could adversely affect our business and operating results.

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

On February 27, 2014, our wholly owned subsidiary, SMIC Shanghai, established a wholly-owned investment fund in Shanghai which is called China IC Capital Co., Ltd, or the Fund. The Fund has an initial capital of RMB500 million, all funded by SMIC Shanghai. With an operating period of 15 years from the date of the issuance of its business license, the Fund is operated and managed by an equity investment management company named China Fortune-Tech Capital Co., Ltd, and established by SMIC Shanghai and an independent third party on February 27, 2014.

The Fund is intended to invest primarily in the integrated circuits industry but will also invest in other strategic emerging industries such as energy saving and environmental protection, information technology and new energy as well as some other traditional industries. While we generally expect China’s integrated circuits industry to develop rapidly in the next decade and we believe that the other industries we will invest in also have a promising prospect of development, uncertainties due to the slow recovery of the world economy, the global market demand and consumption behaviors may lead to weak market demand in the industries in which we may choose to invest and our investees may not be able to execute their business strategies as successfully as they expect.

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

The State Administration of Taxation of PRC issued the Public Notice of the State Administrative of Taxation Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Circular No.7”) on February 3, 2015, which further regulates and enhances the administration of CIT on indirect transfer of the equity interest in a China Tax Resident Enterprise, or China TRE, and other properties in China by non-TREs. Please be reminded that Circular No. 7 takes effect from its issuance date (February 3, 2015). And the unsettled tax matters before the effective date shall follow the instructions of Circular No. 7.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the

U.S. Dollar to Renminbi was set at 6.4936 on December 31, 2015 compared with 6.1190 on December 31, 2014 by the PBOC. The cumulative depreciation of the Renminbi against the U.S. dollar in 2015 was approximately 6.12%. There still remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and could have an adverse effect on our business and operating results.

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

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2015, approximately 28.4% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, Semiconductor Manufacturing International (Tianjin) Corporation, or SMIC Tianjin, Semiconductor Manufacturing International (Shenzhen) Corporation, or SMIC Shenzhen, SMIC Advanced Technology Development & Research (Shanghai) Corporation, Semiconductor Manufacturing North China (Beijing) Corporation, or SMNC, and SJ Semiconductor (Jiangyin) Corporation, or SJ Jiangyin. The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with IFRS. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

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

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities in China, including facilities at Beijing, Shanghai, Tianjin and Shenzhen, with an aggregate capacity of up to 284,250 8-inch wafer equivalents per month.

Since the third quarter of 2015, SMIC Shenzhen, which is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits and is expected to establish and build up significant manufacturing capacity, had entered into mass production and had reached an installed capacity of 13,000 8-inch wafers per month at the end of 2015.

Since the fourth quarter of 2015, SMNC, our majority-owned subsidiary in Beijing, is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits and is expected to establish and build up significant manufacturing capacity with a focus on 45-nanometer and finer technologies, had entered into mass production and had reached an installed capacity of 6,000 12-inch wafers per month at the end of 2015.

On December 22, 2014, (i) SilTech Shanghai, one of our indirectly wholly-owned subsidiary; (ii) JCET; and (iii) China IC Fund entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC, a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which were listed on the Singapore Exchange Securities Trading Limited. On June 18, 2015, according to the co-investment agreement, we invested US$102 million as a capital contribution for 19.6% equity interest in Changjiang Xinke, a company incorporated in Jiangsu province, China, which is accounted as an associate of the Group. The acquisition was completed in the second half of 2015.

On June 23, 2015, Huawei, Qualcomm Global Trading Pte. Ltd. (“Qualcomm”), IMEC International (“IMEC”) and we jointly issued a press release in relation to the formation of SMIC Advanced Technology Research & Development (Shanghai) Corporation, an equity joint venture company. The joint venture company will focus on R&D towards next generation CMOS logic technology and is designed to build China’s most advanced integrated circuit (IC) development R&D platform. SMIC Advanced Technology R&D (Shanghai) Corporation is majority owned by SMIC, while Huawei, IMEC, and Qualcomm are minority shareholders. The current focus of the joint venture company is on developing 14nm logic technology.

We spent approximately US$770 million, US$1,014 million and US$1,573 million to construct, equip and ramp up our fabs in 2013, 2014 and 2015, respectively. Currently, the planned capital expenditures in 2016 for foundry operations are approximately US$2.1 billion, which are mainly for 1) the expansion of capacity in 12-inch fab in SMNC, 8-inch fab in SMIC Shenzhen, 12-inch fab in SMIC Shanghai and a new majority-owned 12-inch joint venture fab with bumping services in SJ Jiangyin, 2) a new majority-owned joint venture company, which will focus on research and development on 14nm logic technology and 3) research and development equipment, mask shops and intellectual property acquisition. In addition, we have budgeted approximately US$60 million as the 2016 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances and other forms of financing.

B.	Business Overview

We provide integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, we position ourselves as the most advanced and diversified foundry in mainland China to address the mainland China semiconductor needs. Currently, we have a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab and a second majority-owned 300mm fab for advance nodes in Beijing, a 200mm fab in Tianjin, and a 200mm fab in Shenzhen.

We also have customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

The table below sets forth a summary of our current fabs:

	SMIC Shanghai		SMIC Beijing	SMIC Tianjin	SMIC Shenzhen	SMNC
Number and Type of fab	mega-fab	12-inch fab	mega-fab	8-inch fab	8-inch fab	12-inch fab
Wafer size	200mm	300mm	300mm	200mm	200mm	300mm
Current most advanced technology for volume production	0.11 micron	0.028 micron	0.055 micron	0.15 micron	0.11 micron	0.028 micron
Production, supporting, testing and maskshop clean room size	35,070m2	15,611m2	26,276m2	9,740m2	19,735m2	28,124m2

In addition to wafer fabrication, our service offerings include a comprehensive portfolio consisting of IC design libraries, circuit design blocks, design support, mask-making, wafer probing and gold/solder bumping. We have a majority-owned factory for 300mm wafer bumping and testing services in Jiangyin. We also work with our partners to provide IC assembly and testing services.

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

The following table sets forth the historical capacity and utilization rate of our wafer fabrication and facilities (all output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month):

Fab	2013		2014		2015
Wafer fabrication capacity as of year-end(1)
Shanghai mega-fab	90,000		96,000		100,000
Shanghai 12-inch fab	27,000		31,500		31,500
Beijing mega-fab	81,000		81,000		83,250
Tianjin fab	36,000		39,000		43,000
Shenzhen fab	-		-		13,000
Beijing Majority-Owned Fab	-		-		13,500
Total monthly wafer fabrication capacity as of year-end	234,000	(2)	247,500	(2)	284,250	(2)
Wafer Fabrication capacity utilization	90.7%		91.0%		100.7%

(1)	Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.
(2)	Mega fab structure includes copper interconnects in the total monthly capacity.

Our factories manufacture the following types of semiconductors:

•	Logic (including Baseband, Application Processor, SoC, MCU, Display Driver IC, ASIC/ASSP, Flash Controller, Interface Controller and Timing Controller);

•	Mixed-Signal and RF (including RF Combo, Wi-Fi, Bluetooth, RFID, GPS, RF PA, RF-FEM, RF Tx/Rx, Fingerprint Sensor, Demodulator and Tuner IC);

•	Power IC (including Power Management, LED Driver and High Voltage IC);

•	Micro Processor (including MCU-64/32/16/8-bits, Touch Controller IC, DSP and MPU);

•	Memory related (including SRAM, EEPROM, NAND Flash, NOR Flash, eEEPROM and eFlash);

•	Optoelectronics (including FSI and BSI CIS - CMOS Image Sensor);

•	Other Sensors (including MEMS Microphone, Accelerometer, Gyroscope, Smart Sensors, IMU, etc.);

•	Others (including TSV, IPD, 3DIC and Bumping).

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2013, 2014 and 2015 and each of the quarters in the year ended December 31, 2015:

			For the three months ended				For the year ended
Process	For the year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2013	2014	2015	2015	2015	2015	2015
	(based on sales in US$)

0.028 micron	-	-	-	-	0.12%	0.34%	0.13%

0.045 micron	12.06%	11.12%	15.99%	15.28%	15.48%	16.57%	15.84%

0.065 micron	27.91%	24.23%	26.04%	25.18%	22.21%	24.02%	24.31%

0.09 micron	4.90%	3.85%	4.64%	4.84%	4.36%	2.85%	4.13%

0.13 micron	10.83%	11.56%	10.18%	10.92%	11.11%	9.85%	10.51%

0.15 micron	0.57%	0.51%	0.65%	0.66%	0.58%	0.55%	0.61%

0.18 micron	39.38%	43.96%	39.08%	39.19%	42.56%	43.13%	41.09%

0.25 micron	0.33%	0.28%	0.20%	0.30%	0.23%	0.21%	0.23%

0.35 micron	4.02%	4.49%	3.22%	3.63%	3.35%	2.48%	3.15%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

Our mask-making facility, which is located in Shanghai, includes a 4,400 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch, six-inch by six-inch and seven-inch circular reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services.

Wafer Probing, Bumping, Assembly and Testing Services

We have our own probing facility in Shanghai that provides test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners.

Our probing facility in Shanghai occupies a clean room space of 3,300 square meters, which is rated at Class 1000 cleanliness equipped with advanced testers, probers and laser repair machines. We have experienced engineers to provide test solution development, probe card fabrication, wafer probing, characterization and failure analysis services for most of eMemory, Logics, SoC, Mix-Signal, CIS and MEMS applications. In addition, we have a majority-owned factory for 300mm wafer bumping and testing services in Jiangyin, which have not entered into mass production as of 2015 year-end.

We have established a network of partners that provide additional probing and bumping services, as well as assembly and testing services, to serve our customers. These partners, which include worldwide and domestic leading assembly and testing companies, have helped to enhance the range of services that we are able to offer our customers.

Customers and Markets

We categorize our sales geographically based on the headquarters of customer operations and not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2013, 2014 and 2015:

	For the year ended December 31,
	2013		2014		2015
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

United States	1,002,699	48.47%	855,792	43.44%	776,223	34.71%
Mainland China and Hong Kong	836,771	40.44%	852,204	43.26%	1,066,558	47.69%
Eurasia*	229,494	11.09%	261,970	13.30%	393,634	17.60%
Total	2,068,964	100.00%	1,969,966	100.00%	2,236,415	100.00%

* Excluding Mainland China and Hong Kong

The following table sets forth the breakdown of our operating revenue by product and service type for 2013, 2014 and 2015:

	For the year ended December 31,
	2013		2014		2015
Product and Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Sales of wafers	1,952,774	94.38%	1,864,524	94.65%	2,134,943	95.46%
Mask making, testing and others	116,190	5.62%	105,442	5.35%	101,472	4.54%
Total	2,068,964	100.00%	1,969,966	100.00%	2,236,415	100.00%

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. A significant portion of our sales is attributable to a relatively small number of our customers. For the year ended December 31, 2015, our five largest customers accounted for 52.8% of our total sales.

The following table sets forth a breakdown of our sales by application type for 2013, 2014 and 2015:

	For the year ended December 31,
	2013		2014		2015
Application Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Computing(1)	33,709	1.63%	51,645	2.62%	100,958	4.52%
Communication(2)	916,999	44.32%	851,508	43.23%	1,152,509	51.53%
Consumer(3)	930,234	44.96%	905,609	45.97%	806,862	36.08%
Other	188,022	9.09%	161,204	8.18%	176,086	7.87%
Total	2,068,964	100.00%	1,969,966	100.00%	2,236,415	100.00%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver, graphic processors and other components that are commonly used in desktop and notebook computers and peripherals.
(2)	“Communication” consists of integrated circuits used in both wired and wireless data communications and telecommunications applications.
(3)	“Consumer” consists of integrated circuits used for stand-alone DVD players, TV, set top box, game consoles, digital cameras, smart cards and toys.

Intellectual Property, Patents

We have several thousand patents and patent applications, in addition to third party licenses. Research and development is important for us to maintain our competitiveness. We also have various trademark registrations worldwide. However, we are not dependent on any single patent, license, or trademark, or any group of related patents, licenses or trademarks. Please also see “Research and Development, Patents and Licenses, etc.” on page 68.

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

We have customer service and marketing offices located in the United States, Europe, Japan, mainland China and Taiwan and a representative office in Hong Kong. Our mainland China offices serve mainland China, Hong Kong and other non- Japan, non-Taiwan Asian markets, our U.S. office serves the North American market, our Taiwan office serves the Taiwan market and our Europe and Japan offices serve the European and Japanese markets, respectively. We also sell some products through sales agents in selected markets.

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and recently entered into an investment agreement with the Government of Nanjing for an investment project to build a wholly-owned 12-inch wafer manufacturing facility and a design service center in Nanjing. UMC has its majority-owned fab in Suzhou and has a 12-inch joint venture fab in Xiamen currently under construction. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

Business Seasonality

In general, semiconductor foundry business is subject to seasonal behavior patterns in which business normally would peak in the third quarter of a calendar year and bottom in the first quarter.

Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 24%, 24% and 28% of our manufacturing costs in 2013, 2014 and 2015, respectively.

The three largest components of raw material costs - raw wafers, chemicals and gases - accounted for approximately 36%, 26%, and 10%, respectively, of our raw material costs in 2013, approximately 36%, 27% and 9%, respectively, of our raw material costs in 2014, and approximately 34%, 27% and 9%, respectively, of our raw material costs in 2015. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2015, we purchased approximately 70.8% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

For 2015, our largest and five largest raw materials suppliers accounted for approximately 10.4% and 39.0%, respectively, of our overall raw materials purchases. For 2014, our largest and five largest raw materials suppliers accounted for approximately 11.4% and 42.0%, respectively, of our overall raw materials purchases. For 2013, our largest and five largest raw materials suppliers accounted for approximately 12.2% and 40.7%, respectively, of our overall raw materials purchases. Our largest two raw materials supplier were the same in last three years. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

Electricity and Water

We use substantial amounts of electricity in our manufacturing process. This electricity is sourced from Pudong Electricity Corporation, Beijing Municipal Electricity Department, Tianjin Municipal Electricity Department, Shenzhen PanGuShi Municipal Electricity Department and Jiangyin Municipal Electricity Department for our facilities located in Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin, respectively. We maintain Uninterrupted Power Supply systems and emergency back-up generators to power life safety and critical equipment and systems for emergencies.

The semiconductor manufacturing process also uses extensive amounts of fresh water. We source our fresh water for our Shanghai mega-fab and 12-inch fab from Pudong Veolia Water Corporation Limited, for our Beijing mega-fab from Beijing Waterworks Group Co. Ltd., for our Tianjin fab from the Tianjin Municipal Water Department, for our majority-owned Beijing fab from Beijing Yixing High Quality Regeneration Water Co. Ltd., for our Shenzhen fab from Grand Industrial Zone Water Company of Shenzhen and for our majority-owned Jiangyin fab with bumping services from Jiangsu Jiangnan Water Co. Ltd. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. Our fab located in Shenzhen is also equipped with back-up reservoirs to avoid unpredictable water shortages. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing and Tianjin facilities, and our water recycling systems in most of our fabs allow us to recycle up to 80% of the water used during the manufacturing process. The Beijing and Tianjin sites are also equipped to use recycled/treated industrial waste water for non-critical operations.

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

SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC and SJ Jiangyin have been accredited as ICPEs and are entitled to the preferential industrial policies described below.

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

The Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%, except where a special preferential rate applies. The EIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law.

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

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

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

Environmental Regulations

Our Chinese subsidiaries are subject to a variety of Chinese environmental laws and regulations promulgated by the central and local governments, for example, the Environmental Protection Law of the People's Republic of China, effective December 26, 1989 and amended on April 24, 2014, effective January 1, 2015, concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC and SJ Jiangyin have all received approval with respect to their relevant environmental impact assessment reports and discharge registrations.

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

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, Slaughter and May, our counsel as to Hong Kong law, and Shanghai BaoHua & Shanghai JunHeHeng, our counsels as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:

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

We operate primarily through SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC and SJ Jiangyin in China. The chart below sets forth also our other significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2015:

		Direct or Indirect
		equity
	Place and date of	ownership	Principal
Name of company	incorporation/establishment	held	Activity

Better Way Enterprises Limited (“Better Way”)*	Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	PRC September 30, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)*#	PRC December 29, 2005	100%	Construction, operation and management of SMICD’s living quarters, schools and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding
SMIC Advanced Technology Research & Development (Shanghai) Corporation	PRC October 28, 2014	89.697%	Manufacturing and trading of semiconductor products
SMIC Holdings Corporation#	PRC August 26, 2015	100%	Investment holding
SJ Semiconductor Corporation	Cayman Islands August 19, 2014	55.277%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products
Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong March 20, 2008	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation #	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited#	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)*	PRC July 12, 2013	55%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd #	PRC January 17, 2014	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC August 1, 2014	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC July 31, 2014	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong September 2, 2014	55.277%	Investment holding
SJ Semiconductor (Jiangyin) Corp.	PRC November 25, 2014	55.277%	Bumping and circuit probe testing activities

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

Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

	Size		Owned(1)or Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	45,840/26,870	Headquarter	owned/owned

Zhangjiang High-Tech Park, Pudong New Area, Shanghai	361,805/201,772	Wafer fabrication	owned/owned

Beijing Economic and Technological Development Area(2)	240,140/339,340	Wafer fabrication	owned/owned

Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned

Shenzhen Export Processing Zone, Shenzhen Pingshan NewArea, Guangdong	200,060/na	Wafer fabrication	owned/na

Jiangyin National High-Tech Industrial Development Zone, Jiangsu Province	na/18,591	Bumping and circuit probe testing	na/leased

Japan	na/35	Marketing activities	na/leased

USA	na/2,092	Marketing activities	na/leased

Italy	na/280	Marketing activities	na/leased

Taiwan	na/500	Marketing activities	na/leased

Hong Kong(3)	na/300	Representative Office	na/owned

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.
(2)	Including SMIC Beijing and SMNC.
(3)	In February 2006, we purchased approximately 300 square meters of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.

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

Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations are subject to regulation and periodic monitoring by the PRC’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government, the Tianjin Municipal Government, the Shenzhen Municipal Government and the Jiangyin Municipal Government, which may in some cases, establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorize the Chinese national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or any of our subsidiaries for violations of environmental pollution.

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

In addition, all fabs currently in operation have been QC 080000 certified to be compliant with the hazardous substances management directives such as RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment), which bans the use of various chemicals determined to be harmful to humans and the environment. The Jiangyin site plans to apply for ISO14001 and QC080000 certification in the future.

We are also proactively protecting the environment by implementing energy saving measures to reduce greenhouse gas emissions. In order to calculate our greenhouse gas output and to reach a reduction goal, all SMIC sites obtained ISO 14064 certification since 2010. ISO 14064 is an international standard against which greenhouse gas (GHG) emissions reports are voluntarily verified. SMIC Shenzhen and SMNC entered into mass production in 2015 and they plan to apply for the ISO14064 certification by 2017. Once the Jiangyin site is in mass production, it will also apply for the ISO14064 certification.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, December 31, 2013, 2014 and 2015. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D - Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

Our operations are primarily based in China. We continued to achieve profitability on a full-year basis in 2015. In 2015 we achieved total sales of US$2,236.4 million, compared to US$1,970.0 million in 2014. We recorded annual profit of US$222.3 million and generated US$669.2 million in cash from operating activities in 2015, compared to annual profit of US$126.3 million and US$608.1 million in cash from operating activities in 2014.

Our China revenue contributed 47.7% of the overall revenue in 2015, compared to 43.3% in 2014. In particular, 54.8% of our advanced nodes (90nm and below) wafer revenue in 2015 was contributed by customers in China. In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below increased from 39.2% in 2014 to 44.4% in 2015 and the revenue contribution percentage from 40/45nm technology increased from 11.1% in 2014 to 15.8% in 2015. In addition, our latest 28nm technology started to contribute revenue in 2015.

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

Substantial Capital Expenditures

The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$770 million, US$1,014 million, and US$1,573 million, in 2013, 2014 and 2015, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$501.9 million, US$506.4 million, and US$473.0 million in 2013, 2014 and 2015, respectively.

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$145.3 million in 2013, US$189.7 million in 2014 and US$237.2 million in 2015 on research and development expenses, which represented 7.0%, 9.6% and 10.6%, respectively, of our sales for 2013, 2014 and 2015. Our research and development costs are partially offset by related government fundings and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2016 for foundry operations will be approximately US$2.1 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in 12-inch fab in SMNC, 8-inch fab in SMIC Shenzhen, 12-inch fab in SMIC Shanghai and a new majority-owned 12-inch joint venture fab with bumping services in SJ Jiangyin, 2) a new majority-owned joint venture company, which will focus on research and development on 14nm logic technology and 3) research and development equipment, mask shops and intellectual property acquisition. In addition, we have budgeted approximately US$60 million as the 2016 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. Our actual expenditures may differ from our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations and will adjust our capital expenditures plans as necessary.

Capacity Expansion

We have expanded our production capacity in the past years, and plan to continue to expand through organic growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. In 2016, most of our expansion will be on our Shanghai site, Shenzhen site and on our majority-owned fab in Beijing. Our target, subject to market conditions, is to reach 20,000 12-inch wafers per month installed capacity in our Shanghai fab, 30,000 8-inch wafers per month installed capacity in our Shenzhen fab, and 15,000 12-inch wafers per month installed capacity in our majority-owned Beijing fab by 2016 year-end.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped decreased from US$770 per wafer in 2014 to US$742 per wafer in 2015.

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

Capacity Utilization Rates

Operations at or near full capacity utilization have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed or semi-fixed nature. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our capacity utilization rates have varied from period to period mainly due to the mix of wafers produced and fluctuations in customer orders. Our capacity utilization rate was 90.7% in 2013, 91.0% in 2014 and 100.7% in 2015. Factors affecting capacity utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision (reversal) was US$(13.3) million (2014: US$29.6 million and 2013: US$(0.1) million). The reversal of inventory provision in 2015 was due to the fact that net realizable value for the inventories previously written down has increased because of changed economic circumstances.

Long-lived assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends,and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently we are not able to estimate the amount of impairment loss or when a loss may occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilizations, may have a material adverse effect on our net income.

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

A deferred tax asset of US$0.5 million and US$0.4 million has been recognized in our consolidated statement of financial position as of December 31, 2014 and 2015, respectively, in relation to unused tax losses. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. For further details on taxes see “Note 10 to Consolidated Financial Statements”.

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

Recent Accounting Pronouncements

We have not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRSs	Effective date
IFRS 9 — Financial Instruments	On or after July 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2017
IFRS 16 — Leases	On or after January 1, 2019
Amendments to IFRS 11 — Accounting for acquisitions of interests in joint operations	On or after January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 — Investment entities: applying the consolidation exception	On or after January 1, 2016
Amendments to IAS 1 — Disclosure initiative	On or after January 1, 2016
Amendments to IAS 16 and IAS 38 — Clarification of acceptable methods of depreciation and amortization	On or after January 1, 2016
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its associate or joint venture	On or after January 1, 2016
Amendments to IAS 27 — Equity method in separate financial statements	On or after January 1, 2016
Amendments to IFRSs — Annual Improvements to IFRSs 2012–2014 Cycle	On or after January 1, 2016

We are in the process of evaluating these impact of the new standards or amendments on our consolidated financial statements.

Incentives from the Chinese government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries as qualified integrated circuit production enterprises (ICPE) from the Chinese government. Our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin subsidiaries are qualified as ICPEs under the Integrated Circuit Policies. Under these policies, ICPEs whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to the benefits listed below. For a more detailed discussion of these incentives, see “Item 4.B-Information on the Company—Business Overview —Regulation.”

Incentive	SMIS; SMIB; SMIT; SMIC Shenzhen; SMNC and SJ Jiangyin

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Incentive	SMIS; SMIB; SMIT and SMNC

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties and imported-related VAT with respect to its qualified spare parts, and raw materials pursuant to the Tax-Exemption Categories (SJ Jiangyin will apply for the preferential customs duties and import-related VAT policies in the future; SMIC Shenzhen is located in Shenzhen Export Processing Zone).

Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the year ended December 31,
	2013	2014	2015
	(in US$ thousands, except for earnings per share)

Revenue	2,068,964	1,969,966	2,236,415
Cost of sales	(1,630,528)	(1,486,514)	(1,553,795)
Gross profit	438,436	483,452	682,620
Research and development expenses, net	(145,314)	(189,733)	(237,157)
Sales and marketing expenses	(35,738)	(38,252)	(41,876)
General and administration expenses	(138,167)	(139,428)	(213,177)
Other operating income (expense), net	67,870	14,206	31,594
Profit from operations	187,087	130,245	222,004
Interest income	5,888	14,230	5,199
Finance costs	(34,392)	(20,715)	(12,218)
Foreign exchange gains or losses	13,726	(5,993)	(26,349)
Other gains or losses, net	4,010	18,210	55,611
Fair value change	-	-
Share of profit (loss) of investment using equity method	2,278	2,073	(13,383)
Profit before tax	178,597	138,050	230,864
Income tax expense	(4,130)	(11,789)	(8,541)
Profit for the year	174,467	126,261	222,323
Other comprehensive income
Exchange differences on translating foreign operations	731	(324)	(8,185)
Change in value of available-for-sale financial assets	-	-	452
Others	-	-	130
Total comprehensive income for the year	175,198	125,937	214,720
Profit (loss) for the year attributable to:
Owners of the Company	173,177	152,969	253,411
Non-controlling interests	1,290	(26,708)	(31,088)
	174,467	126,261	222,323
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	173,908	152,645	245,803
Non-controlling interests	1,290	(26,708)	(31,083)
	175,198	125,937	214,720

Earnings per share
Basic	$0.01	$0.00	$0.01
Diluted	$0.01	$0.00	$0.01

Revenue

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services. A significant portion of our net sales is attributable to a relatively small number of our customers. In 2013, 2014, and 2015 our five largest customers accounted for approximately 52.3%, 51.1% and 52.8%, respectively of our sales.

Cost of sales

Our cost of sales consists principally of:

•	depreciation and amortization;

•	overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities, royalties and inventory provision;

•	direct materials, which consist of raw wafer costs;

•	labor, including share-based compensation expenses for employees directly involved in manufacturing activities; and

•	production support, including facilities, utilities, quality control, automated systems and management functions.

Income (expenses) and gains (loss) from operations

•	Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, contracted technology development costs, and the costs associated with the ramp-up of new fabs. Research and development expenses are partially offset by related government fundings.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative support, finance and human resource personnel, commercial insurance, fees for professional services, city maintenance and construction tax expenses, educational surtax expenses and bad debt expenses.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

•	Other operating income (loss). Other operating income (loss) consist primarily of gains or losses arising from disposal of our living quarters, gains or losses arising from disposal of subsidiaries and impairment loss of long-lived assets.
59

Finance cost

Our finance costs consist of:

•	interest expenses, net of government fundings and capitalized portions, which have been primarily attributable to our bank loans, corporate bonds and the imputed interest rate on an outstanding interest-free convertible bonds.

Other gains or losses, net

Our other gains or losses mainly consist of:

•	gains and losses from our schools, kindergartens and living quarters;

•	the changes of fair value and disposal gains or losses of the financial products sold by banks; and

•	the changes of fair value of derivative financial instrument.

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Revenue increased by 13.5% from US$1,970.0 million for 2014 to US$2,236.4 million for 2015, primarily due to an increase in wafer shipments in 2015 particularly in China. For the full year of 2015, the overall wafer shipments were 3,015,966 units of 8-inch equivalent wafers, up 17.8% year-on-year. The increased shipments were driven by launch of new technologies and the combination of expansion of capacity in 2015 in order to meet the growing customer demand and utilization in excess of 100% during 2015.

The per wafer average selling price of the wafers we shipped decreased from US$770 in 2014 to US$742 in 2015. The percentage of wafer revenues from advanced 40/45nm technologies increased from 11.1% in 2014 to 15.8% in 2015. Additionally, the advanced 28nm technologies reached mass production in the second half of 2015 contributing to our revenue.

Cost of sales and gross profit

Cost of sales increased by 4.5% from US$1,486.5 million for 2014 to US$1,553.8 million for 2015, primarily due to an increase in wafer shipments but partially offset by an improved fab efficiency and cost saving. Out of the total cost of sales, US$436.1 million and US$424.9 million were attributable to depreciation and amortization for the year ended December 31, 2014 and 2015, respectively.

Our gross profit was US$682.6 million for 2015 compared to US$483.5 million for 2014, representing an increase of 41.2%. Gross margin was 30.5% in 2015 compared to 24.5% in 2014. The increase in gross profit and margin was primarily a higher utilization rate in 2015.

Profit for the year from operations

Profit from operations increased from US$130.2 million for the year ended December 31, 2014 to US$222.0 million for the year ended December 31, 2015 primarily due to the combined effect of 1) an increase of wafer shipments in 2015 and 2) higher utilization in 2015.

Research and development expenses increased by 25.0% from US$189.7 million for the year ended December 31, 2014 to US$237.2 million for the year ended December 31, 2015. The increase was mainly due to higher number of R&D activities related to advance node processes.

General and administrative expenses increased by 52.9% from US$139.4 million for the year ended December 31, 2014 to US$213.2 million for the year ended December 31, 2015. The increase was primarily due to 1) the start-up expenses relating to the two new fab projects — the 12-inch fab in Beijing and the 8-inch fab in Shenzhen and 2) an increase in accrued employee bonus in 2015.

Sales and marketing expenses increased by 9.5% from US$38.3 million for the year ended December 31, 2014 to US$41.9 million for the year ended December 31, 2015. The increase of sales and marketing expenses was primarily due to an increase of payroll and bonus expenses related to the Sales Department.

Other operating income, net increased by 122.4% from US$14.2 million for the year ended December 31, 2014 to US$31.6 million for the year ended December 31, 2015. The increase was due to the higher gain realized from the partial disposal of our living quarters in 2015. Gain from the living quarter sales increased by US$13.2 million from US$14.5 million for the year ended December 31, 2014 to US$27.7 million for the year ended December 31, 2015.`

As a result of the foregoing changes, our profit from operations increased to US$222.0 million for the year ended December 31, 2015 from US$130.2 million for the year ended December 31, 2014.

Profit for the Year

Finance cost decreased by 41% from US$20.7 million for the year ended December 31, 2014 to US$12.2 million for the year ended December 31, 2015. The decrease was mainly due to increased capitalized interest in 2015.

Other gains and losses, net increased by 205.5% from US$18.2 million for the year ended December 31, 2014 to US$55.6 million for the year ended December 31, 2015. The increase was primarily due to US$30.2 million gain on put option fair value change related to our investment in Changjiang Xinke.

Due to the factors described above, we recorded a profit of US$222.3 million in 2015 compared to US$126.3 million in 2014.

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

We anticipate our working capital to be sufficient for our present requirements. We will require access to significant capital to fund our future capital expenditures and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. In 2015, SMIC Shanghai entered into four new long term loans, which included a five-year loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank, a fifteen-year loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, a ten-year loan facility in the aggregate principal amount of RMB475 million with China Development Bank and a three-year loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China. SMIC Beijing entered into a new fifteen-year loan facility in the aggregate principal amount of RMB195 million with China Development Bank.

On February 12, 2015, we entered into a share purchase agreement with China IC Fund. Pursuant to the share purchase agreement, we proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund for a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and we issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital co., Ltd., a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share.

On November 6, 2008 and April 18, 2011, respectively, we entered into share purchase agreements with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) and Country Hill Limited (“Country Hill”) which granted each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill a pre-emptive right to subscribe for additional shares if we issue new shares to other investors. On March 2, 2015, we received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, Datang and Country Hill entered into agreements with us (“2015 Datang Pre-emptive Share Purchase Agreement” and “2015 Country Hill Pre-emptive Share Purchase Agreement”, respectively) to subscribe for 961,849,809 ordinary shares and 323,518,848 ordinary shares, respectively, at a price of HK$0.6593 per share. On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company.

We plan to fund our capital expenditure through the cash on hands, cash flows from operations in 2016, the proceeds from the above new loans and new ordinary shares issued as well as other external financing. See “Item 3.D-Risk Factors—Risks Related to Our Financial Condition and Business —Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.”

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

	For the Years Ended December 31,
	2013	2014	2015
	(in US$ thousands)
Cash Flow Data:

Profit for the year	174,467	126,261	222,323
Non-cash adjustment to reconcile profit to net operating cash flow:
Depreciation and amortization	546,910	549,468	523,549
Net cash from operating activities	738,016	608,102	669,197
Payments for property, plant and equipment	(650,160)	(653,134)	(1,230,812)
Net cash used in investing activities	(807,467)	(1,144,123)	(789,556)
Net cash from financing activities	173,458	676,683	537,078
Net increase in cash and cash equivalents	104,007	140,662	416,719

Operating Activities

As of December 31, 2015, we had US$1,005.2 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash generated from operating activities in 2015 was US$669.2 million, which was primarily due to the net profit of US$222.3 million and the add-back of US$523.5 million in depreciation and amortization, partially offset by an increase of US$ 57.9 million in inventories.

As of December 31, 2014, we had US$603.0 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash generated from operating activities in 2014 was US$608.1 million, which was primarily due to the net profit of US$126.3 million and the add-back of US$549.5 million in depreciation and amortization, partially offset by an increase of US$89.2 million in trade and other receivables.

As of December 31, 2013, we had US$462.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash generated from operating activities in 2013 was US$738.0 million, which was primarily due to the net profit of US$174.5 million and the add-back of US$546.9 million in depreciation and amortization, partially offset by an increase of US$33.4 million in trade and other receivables.

The majority of our cash and cash equivalents were held by our PRC subsidiaries in the form of United States dollars.

Investing Activities

Our net cash used in investing activities was US$789.6 million and US$1,144.1 million in 2015 and 2014, respectively. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin.

Our net cash used in investing activities was US$807.5 million in 2013 primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing, Tianjin and Shenzhen.

Financing Activities

Our net cash from financing activities in 2015 was US$537.1 million. This was primarily derived from US$341.2 million in the proceeds from borrowings, US$508.8 million in the proceeds from issuance of ordinary shares and US$132.1 million in the capital contribution from non-controlling interest, which was partially offset by US$453.7 million in the repayment of borrowings.

Our net cash from financing activities in 2014 was US$676.7 million. This was primarily derived from US$376.6 million in the proceeds from borrowings, US$203.8 million in the proceeds from issuance of convertible bonds, US$492.3 million in the proceeds from issuance of corporate bonds, US$270.2 million in the proceeds from issuance of ordinary shares and US$276.8 million in the capital contribution from non-controlling interest, which was partially offset by US$952.4 million in the repayment of borrowings.

Our net cash from financing activities in 2013 was US$173.5 million. This was primarily derived from US$905.1 million in the proceeds from borrowings, US$195.8 million in the proceeds from issuance of convertible bonds and US$108.0 million in the capital contribution from non-controlling interest, which was partially offset by US$ 1,008.7 million in the repayment of borrowings and US$ 30 million in the repayment of promissory notes.

Capital Expenditures

We incurred capital expenditures of US$770 million, US$1,014 million and US$1,573 million in 2013, 2014 and 2015, respectively. We currently expect our capital expenditures in 2016 for foundry operations to be approximately US$2.1 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in 12-inch fab in SMNC, 8-inch fab in SMIC Shenzhen, 12-inch fab in SMIC Shanghai and a new majority-owned 12-inch joint venture fab with bumping services in SJ Jiangyin, 2) a new majority-owned joint venture company, which will focus on research and development on 14nm logic technology and 3) research and development equipment, mask shops and intellectual property acquisition. We plan to finance our substantial capital expenditure requirements through funds generated from a combination of cash on hand, cash from operations, bank borrowing, and debt or equity issuances.

The construction in progress balance of approximately US$1,180 million as of December 31, 2015, primarily consisted of the followings: US$274 million and US$392 million of the manufacturing equipment acquired to further expand the production capacity at our two 12-inch fabs in Beijing and one 12-inch fab in Shanghai, respectively, US$136 million of the manufacturing equipment acquired to further expand the production capacity at the 8-inch fab in Shenzhen, US$59 million of the manufacturing equipment in relation to bumping services in Jiangyin, US$77 million relating to the headquarter building in Shanghai and other US$242 million was in relating to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2016.

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

Commitments

As of December 31, 2015, we had commitments of US$165.3 million for facilities construction obligations in connection with our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities. We had commitments of US$1,146.3 million to purchase machinery and equipment for our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs. In addition, we had US$29.4 million to purchase intellectual property. We anticipate that the cash on hands, cash flows from operations in 2016, the proceeds from new loans and new ordinary shares issued and other necessary external financing will be sufficient to finance the commitments. For additional information, see “Item 5.A — Operating and Financial Review and Prospects - Operating Results”.

Bank Borrowing

As of December 31, 2015, our outstanding long-term loans primarily consisted of US$63.6 million in secured bank loans and US$402.6 million in unsecured bank loans, which are repayable in installments starting in June 2016, with the last payment due in December 2030.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015 SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 4.33% to 4.89% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

2015 USD Loan (SMIC Shanghai)

In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 12- inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down US$66.1 million and repaid US$13.2 million on this loan facility. The outstanding balance of US$52.9 million is repayable from June 2016 to December 2019. The interest rate on this loan facility ranged from 1.21% to 1.75% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

2015 RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB1,000 million (approximately US$154.1 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2015.

2015 RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB475 million (approximately US$73.2 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2015.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2015, SMIS had drawn down RMB480 million (approximately US$74.0 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2015.

2014 EXIM RMB Loan (SMIC Beijing)

In December 2014, SMIB entered into a RMB Loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2015, SMIB had drawn down RMB240 million (approximately US$37.0 million) on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility ranged from 3.65% to 3.90% in 2015.

2015 CDB RMB Loan (SMIC Beijing)

In December 2015, SMIB entered into the new RMB Loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2015, SMIB had drawn down RMB195 million (approximately US$30.0 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2015.

2015 RMB Entrust Loan (SJ Jiangyin)

In July 2015, SJ Jiangyin entered into the new RMB Loan of zero-interest rate, a five-year working capital loan facility in the principal amount of RMB93 million with Jiangyin Science and Technology New City Investment Management Company Ltd, which is unsecured. As of December 31, 2015, SJ Jiangyin had drawn down RMB93 million (approximately US$14.3 million) on this loan facility. The principal amount is repayable in July 2020.

2015 CDB USD Loan (SJ Jiangyin)

In September 2015, SJ Jiangyin entered into the new USD Loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’ 12-inch bumping fab. The facility is guaranteed by SMIB. As of December 31, 2015, SJ Jiangyin had drawn down US$20 million on this loan facility. The principal amount is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2015.

Short-term Credit Agreements

As of December 31, 2015, the Group had 29 short-term credit agreements that provided total credit facilities of up to US$1,414.6 million on a revolving basis. As of December 31, 2015, the Group had drawn down US$62.9 million under these credit agreements and US$1,351.7 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest rate ranged from 0.98% to 4.20% in 2015.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD Loan (SMIC Shanghai) constituted part of this strategic framework credit facility.

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

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$145.3 million, US$189.7 million and US$237.2 million, respectively in 2013, 2014 and 2015 on research and development expenses, which represented 7.0%, 9.6% and 10.6% respectively, of our sales in those respective years. Our research and development costs were partially offset by related government fundings of US$26.9 million, US$37.4 million and US$34.3 million in 2013, 2014 and 2015, respectively, and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2016.

The R&D efforts were focused primarily on advanced logic and value-added specialty technologies. We achieved many significant milestones in 2015. In the area of advanced logic technologies, the PolySiON R&D programs on the 28nm successfully entered into mass production in the second half of 2015. On our 14nm technology development, the basic CMOS process-flow was set up; subsequently, the full process characterization and SRAM yield learning vehicle was taped out at the end of 2015.

In the area of non-volatile memory (NVM) technologies, we believe that SMIC was the world’s first pure foundry to produce 55nm eflash and we successfully ramped products which were adopted by domestic and overseas telecom carriers. A number of new technologies also entered production in 2015 including Back-Side Illumination CMOS image sensor (BSI-CIS) products with scaled pixel size (1.4μm and 1.1μm), CMOS integrated MEMS devices and TSV- based wafer level packaging technologies. SMIC also launched 95nm ultra-low power SPOCULL (SMIC Poly Contact Ultra Low Leakage) technology, which can pack two times the logic density and three times the SRAM density compared to the 0.13μm node, and which can be used for various applications including RF, power management, and internet-of-things (IoT).

The building and strengthening of our technology R&D organization continued in 2015 by further optimizing our organization structure and resource distribution to improve operational efficiency and to address the growing demands on advanced technologies as well as specialty technology enhancements. During 2015, we completed over 1,200 patent filings as a result of its technology R&D activities.

As of December 31, 2015, we had been granted 5,669 patents worldwide, of which, 60 were in Taiwan, 611 were in the U.S., 4,975 were in China, and 23 were in other jurisdictions.

D.	Trend Information

See “Item 5 — Operating and Financial Review and Prospects-Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

E.	Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

F.	Tabular Disclosure of Contractual Obligations

Set forth in the table below are the aggregate amounts, as of December 31, 2015, of our future cash payment obligations (excluding estimated interest payment obligations) under our existing contractual arrangements on a consolidated basis:

	Payments due by period
	(consolidated, in US$ thousands)
Contractual obligations(4)	Total	Less than 1 year	1 – 2 years	2 – 5 years	After 5 years

Short-Term Borrowings(1)	62,872	62,872	—	—	—
Long-Term Loans(1)	466,232	50,196	15,830	172,916	227,290
Convertible bonds(2)	392,632	392,632		—	—
Bonds payable	493,207	—	—	493,207	—
Purchase Obligations(3)	1,340,941	1,340,941	—	—	—
Total Contractual Obligations	2,755,884	1,846,641	15,830	666,123	227,290

(1) These amounts represent outstanding borrowings. Refer to F-68, “Borrowings” for a description of the short-term and long-term borrowings.

(2) The holders of each convertible bond will have the right to require the Company to redeem all or some only of the convertible bonds at their principal amount on November 7, 2016.

(3) Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(4) Please refer to F-83, “Financial instruments” for our non-derivative financial liabilities with both estimated interest and principal.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Members of our Board are elected by our shareholders. As of March 31, 2016, our Board consists of eleven directors, and one alternate director.

Our executive officers are appointed by, and serve at the discretion of, our Board. The following table sets forth the names, ages and positions of our directors and executive officers as of March 31, 2016.

Name	Age	Position
Directors
Zhou Zixue	59	Chairman and Executive Director
Tzu-Yin Chiu	59	Chief Executive Officer and Executive Director
Gao Yonggang	51	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Chen Shanzhi	47	Non-Executive Director
Zhou Jie	48	Non-Executive Director
Ren Kai	43	Non-Executive Director
Lu Jun	47	Non-Executive Director
Lip-BuTan	56	Independent Non-Executive Director
William Tudor Brown	57	Independent Non-Executive Director
Sean Maloney	59	Independent Non-Executive Director
Carmen I-Hua Chang	68	Independent Non-Executive Director
Li Yonghua	41	Alternate Director to Chen Shanzhi
Senior Management
Tzu-Yin Chiu	59	Chief Executive Officer and Executive Director
Gao Yonggang	51	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Haijun Zhao	52	Chief Operating Officer and Executive Vice President
Jyishyang Liu	63	Executive Vice President, Engineering & Services
Li Zhi	52	Executive Vice President, Legal/Human Resources/Public Affairs/General Administration
Mike Rekuc	67	Executive Vice President, Worldwide Sales & Marketing
Gareth Kung	51	Executive Vice President, Investment and Strategic Business Development and Finance, and Company Secretary

Datang Telecom Technology & Industry Holdings Co., Ltd., or Datang Holdings, has the right to nominate two members of our board of directors pursuant to the Share Purchase Agreement between us and Datang Holdings dated November 6, 2008, and Xinxin (Hongkong) Capital Co., Ltd., a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”), has the right to nominate one member of our board of directors pursuant to the Share Subscription Agreement between us and China IC Fund dated February 12, 2015. Save as disclosed above, no other shareholder has a contractual right to designate a person to be elected to our board of directors.

There are no family relationships among any of our directors and executive officers.

Board of Directors

Zhou Zixue

Chairman of the Board, Executive Director

Dr. Zhou Zixue joined SMIC in 2015 and is currently the Chairman of the Board. Dr. Zhou received a master degree in management engineering from The University of Electronic Science and Technology of China and a Ph.D in Economic History from Central China Normal University. Prior to joining the Company, Dr. Zhou had served as Chief Economist in the Ministry of Industry and Information Technology of China (“MIIT”) since April 2009. He was the Director-General in the Department of Finance of MIIT from 2008 to 2009. Dr. Zhou had worked as Director-General and Deputy Director-General in the Ministry of Information Industry of China and Deputy Director-General of the Ministry of Electronics Industry (“MEI”) and had served in other different divisions of the MEI and the Ministry of Machinery and Electronics Industry. Dr. Zhou had previously worked in Beijing State-Owned Dongguangdian Factory, one of the then largest semiconductor enterprises in China, responsible for accounting and marketing. Dr. Zhou is also the secretary general of the China Information Technology Industry Federation, chairman of the board of directors of the China Semiconductor Industry Association, the executive deputy director of the Standing Committee of Electronic Science and Technology Commission of China, a member of the National Informatization Expert Advisory Committee, a director of Chinese Accounting Association, the executive director and vice chairman of the board of directors of the China Institute of Electronics, the vice president of China Electronic Chamber of Commerce, the executive director of China Association of Chief Financial Officers and the president of its electronic branch and an Adjunct Professor of each of Beihang University, Beijing Institute of Technology, Renmin University of China, Nanjing University of Science and Technology, Zhejiang University, University of Electronic Science and Technology. Dr Zhou is also the director of Hisense Electric Company Limited listed on the Shanghai Stock Exchange, the chairman of the board of directors of SMIC Holdings Corporation and SJ Semiconductor (Jiangyin) Corporation.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an Independent Director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), the chairman of the board of directors of each of Semiconductor Manufacturing North China (Beijing) Corporation, Brite Semiconductor Corporation, SilTech Semiconductor (Shanghai) Corporation Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation and SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation. Dr. Chiu is also the director of SJ Semiconductor (Jiangyin) Corporation and Toppan SMIC Electronics (Shanghai) Co., Ltd. Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu was honored as the 2014 Distinguished Alumni Award by the Department of EECS at the University of California, Berkeley on February 13, 2014. Dr. Chiu received the Outstanding EHS Achievement Award from SEMI on March 18, 2014. Dr. Chiu holds 67 semiconductor technology patents with 33 additional patents application still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014. Dr. Gao is a director of six subsidiaries of the Company, namely Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing North China (Beijing) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation and SMIC Holdings Corporation. He is also chairman of the board of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with independent third parties. Dr. Gao has more than 30 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd.. Dr. Gao is a standing committee member of Accounting Society of China, standing director of Enterprise Financial Management Association of China, independent director of GRINM Semiconductor Materials Co.,Ltd. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia. Founding Member, director of The Hong Kong Independent Non-Executive Director Association.

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

Dr. Chen received the second prize for the State Award for Technological Invention China in 2015, the first prize for the 2012 National Science and Technology Progress Award, the second prize for the 2001 National Science and Technology Progress Award, the Ninth Guanghua Engineering Science and Technology Award, the first prize for the 2012 China Institute of Communications Science and Technology Award and the first prize for the 2009 National Enterprise Management Modernization Innovation Achievement Award and other honors.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the president of Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”) and an executive director, the vice chairman and chief executive officer of Shanghai Industrial Holdings Limited (“SIHL”). He is a non-executive director of Shanghai Pharmaceuticals Holding Co., Ltd.. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin&Wanguo Securities Co., Ltd.) and held the positions of the chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has over 20 years’ experience in corporate management, investment banking and capital markets operation.

Ren Kai

Non-Executive Director

Mr. Ren Kai has been a director since 2015. Mr. Ren currently also serves as a director of SJ Semiconductor (Jiangyin) Corporation since April 2016. Since September 2014, Mr. Ren has been serving as the Executive Vice President of Sino IC Capital. From October 2007 to August 2014, he had served as the Director of the Review Board 4 of the Review Bureau 2 of China Development Bank. From October 2004 to December 2007, Mr. Ren served as a Deputy Director of each of the Review Board 3 and the Review Board 4 of the Review Bureau 2 of China Development Bank. From July 1995 to October 2004, Mr. Ren had worked in the Electromechanical Textile Credit Bureau, Chengdu representative office, the Review Bureau 4, the Review Bureau 3 and the Review Bureau 2 of China Development Bank. Mr. Ren received a bachelor degree in industry and international trade from Harbin Engineering University. Mr. Ren has been engaged in loan review programs and investment operations in the fields of equipment and electronics; he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries. Mr. Ren had gained extensive experience in investment management while he was working in the Review Board 2 of China Development Bank as he led the team to complete the review of hundreds of major projects with annual review commitments of over RMB100 billion and accumulative review commitments of over RMB30 billion in the field of integrated circuit.

Lu Jun

Non-Executive Director

Mr. Lu has been a director since 2016. Since August 2014, in addition to serve as President of Sino IC-Capital Co., Ltd, he is also the Chairman of Sino IC-Leasing Co., Ltd. And since May 2010, Mr. Lu has been serving as Executive Vice President of China Development Bank Capital Co., Ltd (China Development Bank Capital Co., Ltd, a wholly-owned subsidiary of China Development Bank Co., Ltd, has been so far the only large-scale agency in China’s banking industry for RMB equity investment, and has formed an integrated platform for strategic investments domestically and internationally). Previously, Mr. Lu has been worked for China Development Bank for more than 20 years and accumulated wealth of experience in credit, industry investment and fund investment. As Mr. Lu has been engaged in loan review programs and investment operations in the fields of equipment and electronics, he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries.

From July 2007 to May 2010, Mr. Lu had served as the Deputy Director of China Development Bank Shanghai Branch. From April 2006 to July 2007, Mr. Lu served as the Director of industrial integration innovation of Investment business bureau of China Development Bank. From April 2003 to April 2006, Mr. Lu served as the Director of each of the Review Board of China Development Bank Jiangsu Branch and Nanjing Branch. From September 2002 to April 2003, Mr. Lu served as the Director of the Review Board of China Development Bank Nanjing Branch. From March 1994 to September 2002, Mr. Lu had worked in Traffic credit bureau, East China credit bureau, finance department of Nanjing Branch, and the Review Bureau 2 of Nanjing Branch of China Development Bank.

Mr. Lu Jun received the Master of Business Administration from Nanjing University and holding a bachelor degree in Shipping and Marine engineering from Hohai University.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., Hewlett Packard Enterprise, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Sean Maloney

Independent Non-Executive Director

Mr. Sean Maloney has been a Director since 2013. Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co-General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company. Mr. Maloney is currently on the board of directors of Netronome, Acumulus9 and the American Heart Association, and advises Cephasonics and Silk Road Medical.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to February 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He sat on the advisory board of Annapurna Labs until the sale of the company in 2015. Currently Mr. Brown is an independent non-executive director and a member of the the Compensation Committee and chair of the Nominations and Governance committee of Tessera Technologies, Inc. (a compay listed on NASDAQ), an independent non-executive director and a member of each of the Audit Committee and the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology.

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

Li Yonghua

Alternate Director to Dr. Chen Shanzhi

Mr. Li Yonghua has been an alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, since October 2013. Mr. Li is currently General Legal Consultant of the China Academy of Telecommunications Technology. Since August 2010 till now, Mr. Li has been a director of Datang Telecom Technology Co., Ltd. (a company listed on Shanghai Stock Exchange). Respectively from June 2011 and December 2011 till now, Mr. Li is also General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd.. Mr. Li has been the chairman of the board of directors of Datang Mobile Communications Equipment Co., Ltd. and an executive director of DatangLiancheng Information System Technology Co., Ltd. since September 2014. Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005. He was Chief Law Officer of Hanwang Technology Co., Ltd. He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010. Mr. Li holds a Bachelor of Law degree from Shandong Normal University and a Master of Law degree from Peking University.

Mr. Frank Meng retired as an independent non-executive Director on June 26, 2015 due to his acceptance of appointment as the chairman of Qualcomm China by Qualcomm Incorporated, one of the Company’s major customers. Mr. Ren Kai was nominated by the China Integrated Circuit Industry Investment Fund (“China IC Fund”) as a non-executive Director on August 11, 2015. Mr. Lu Jun has been appointed by the Board of Directors as a non-executive director with effect from February 18, 2016.

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

Haijun Zhao

Chief Operating Officer and Executive Vice President

Dr. Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President, Chief Operating Officer. He has 26 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

Jyishyang Liu

Executive Vice President, Engineering & Services

Dr. Jyishyang Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. He has over 30 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

Mr. Li Zhi

Executive Vice President, Legal/Human Resources/Public Affairs/General Administration

Mr. Li Zhi joined SMIC in March 2013 as Vice President and was promoted to Executive Vice President in November 2014. He is currently responsible for overseeing legal, human resources, public affairs and general administration. He has over 30 years of engineering, management and operations experience in the electronics and semiconductor industry. In his previous roles, he was the Deputy-Director Secretary of the President’s office of the China Electronic Information Industry Group, Deputy-Director Secretary of the Ministry of Electronics Industry, head of General Management Department at Beijing Hua Hong NEC IC Design Co. Ltd., President’s Assistant and head of administrative legal department of Beijing Hua Hong IC Design Co. Ltd., Board Secretary of Hua Hong Semiconductor Company (Shanghai Hua Hong NEC Electronics Co. Ltd.), Director of the Board Office (Board Secretary) of Shanghai Hua Hong (Group) Co. Ltd., Executive Vice President, Board Member and CEO of Shanghai Belling Co. Ltd., Vice President of Shanghai Integrated Circuit Industry Association. Mr. Li holds a Bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics, and an EMBA from the University of Texas at Arlington. He also serves as the Vice President of the China Electronic Information Association.

Mike Rekuc

Executive Vice President, Worldwide Sales and Marketing

Mr. Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing, and on April 25, 2013, he took on the role as Executive Vice President. Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, he was Senior Vice President of Sales and Marketing and President of the Americas Region for Singapore-based Chartered Semiconductor (now part of GlobalFoundries) from 1999 to 2010. Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

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

Details of the emoluments paid or payable by us to our directors, including Zhou Zixue, our chairman and executive director, Tzu-Yin Chiu, our chief executive officer and executive director and Gao Yonggang, our chief financial officer and executive director, in 2015 are set out as below:

		Employee settled
	Salaried and	share-base	Total
	wages	payment	remuneration
	(in US$ thousands)
Executive Directors:
Zhou Zixue	225	873	1,098
Zhang Wenyi*	578	32	610
Tzu-Yin Chiu	918	130	1,048
Gao Yonggang	376	201	577
Non-executive directors:
Chen Shanzhi	50	—	50
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Ren Kai	—	66	66
Independent non-executive directors:
William Tudor Brown	47	47	94
Sean Maloney	50	46	96
Lip-Bu Tan	70	—	70
Frank Meng**	28	6	34
Carmen I-Hua Chang	42	149	191
Total remuneration	2,384	1,550	3,934

* Zhang Wenyi resigned as chairman of the Board and an executive director with effect from March 6, 2015.

** Frank Meng resigned as an independent non-executive director with effect from June 26, 2015.

The remuneration paid or payable by us to our senior management personnel, including Tzu-Yin Chiu and Gao Yonggang during the year are as follows:

Year ended 12/31/15
USD’000
Short-term benefits	3,641
Share-based payments	1,399
Total	5,040

We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

In 2015, we did not grant any options to purchase ordinary shares of the Company under our 2014 Stock Option Plan nor did we award any restricted share units under our 2014 Equity Incentive Plan to certain of our executive officers.

C.	Board Practices

Board of Directors

Our board of directors consists of eleven Directors and one alternate Director. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of our issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re- election at each annual general meeting of shareholders, or AGM. Each class of Director (including all non-executive Directors) will serve a term of three years.

The following table sets forth the names, classes and appointment commencement dates of our current Directors:

Name of Director	Position	Class	Appointment Commencement Date	Year of Re-election
Zhou Zixue	Chairman and Executive Director	I	2015/3/6	2017
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	I	2011/8/5	2017
Gao Yonggang	Chief Financial Officer, Executive Vice President, Strategic Planning, Executive Director	I	2009/6/23	2017
William Tudor Brown	Independent Non-executive Director	I	2013/8/8	2017
Chen Shanzhi	Non-executive Director	II	2009/6/23	2018
Li Yonghua	Alternate Director to Chen Shanzhi	—	2013/10/22
Lip-Bu Tan	Independent Non-executive Director	II	2001/11/3	2018
Carmen I-Hua Chang	Independent Non-executive Director	II	2014/9/1	2018
Lu Jun*	Non-executive Director	II	2016/2/18	2018
Zhou Jie	Non-executive Director	III	2009/1/23	2016
Sean Maloney	Independent Non-executive Director	III	2013/6/15	2016
Ren Kai	Non-executive Director	III	2015/8/11	2016

* Mr. Lu Jun, whose initial appointment as Director took effect as of February 18, 2016, shall retire from office at the 2016 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Lu Jun will, being eligible, offer himself for re-election as a Class II Director at the 2016 AGM to hold office until the 2018 AGM.

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

Audit Committee.

Currently, the members of the Company’s Audit Committee (“Audit Committee”) are Mr. Lip-Bu Tan (Chairman of Audit Committee), Mr. Zhou Jie and Mr. William Tudor Brown. None of these members has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as the Chairman of the Company’s Audit Committee. Mr. Tan currently also serves on the audit committee of another publicly traded company. In general and in accordance with Section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the audit committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•	reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•	pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•	reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•	reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls (including financial, operational and compliance controls) and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•	considering the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During the year ended December 31, 2015, the audit committee reviewed:

•	the Company’s budget for 2015;

•	the financial reports for the year ended and as of December 31, 2014 and the six months ended and as of June 30, 2015;

•	the quarterly financial statements, earnings releases and any updates thereto;

•	the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•	the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

•	the findings of the Company’s compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

•	the reports of the Company’s ethics hotline;

•	the report on share price performance and shareholders composition;

•	the audit fees for the Company’s independent auditors;

•	the Company’s independent auditors’ engagement letters; and

•	the information security and customer data protection measures implemented by the Company.

The Audit Committee reports its work, findings and recommendations to the Board regularly. In addition, the Audit Committee meets in person with the Company’s external auditor four times a year.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditors the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Compensation Committee

Currently, the members of the Company’s Compensation Committee (“Compensation Committee”) are Mr. Lip-Bu Tan (Chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the compensation committee include, among other things:

•	approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•	reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee shall have the delegated authority to determine the remuneration packages of individual executive Directors and the Company’s executive officers/senior management, and make recommendations to the Board on the remuneration of non-executive Directors. During the year ended December 31, 2015, in addition to reviewing the remuneration of executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

•	the remuneration policy for employees for the year 2015;

•	the profit-sharing and bonus policies and basis of calculation;

•	the long term compensation strategy, including the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans;

•	the attrition rate;

•	the proposed compensation packages of Dr. Zhou Zixue, a newly-appointed executive Director and Chairman of the Board, and Mr. Ren Kai, a newly-appointed non-executive Director during the year;

•	the competiveness of compensation packages of all non-executive Directors.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Nomination Committee

Currently, the members of the Company’s Nomination Committee (“Nomination Committee”) are Dr. Zhou Zixue (Chairman of Nomination Committee), Mr. Lip-Bu Tan, Ms. Carmen I-Hua Chang, Mr. William Tudor Brown and Mr. Lu Jun.

According to the Nomination Committee Charter as amended and adopted by the Board on August 8, 2013, the responsibilities of the Nomination Committee include:

•	reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•	monitor the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensure that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s annual report;

•	identifying individuals suitably qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships;

•	assessing the independence of independent non-executive directors; and

•	making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting. During the year ended December 31, 2015, the Nomination Committee:

•	reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•	make recommendations to the Board on succession planning for Chairman, independent non-executive director;

•	evaluated the independence of the independent non-executive director; and

•	reviewed the re-election of Directors.
83

D.	Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Function	2012	2013	2014	2015
Managers	922	951	930	962
Professionals(1)	4,164	4,440	4,988	6,112
Technicians	4,650	4,751	5,116	6,170
Clerical staff	238	304	351	229
Total(2)	9,974	10,446	11,385	13,473

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 3, 3, 14 and 13 temporary and part-time employees in 2012, 2013, 2014, and 2015 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2012	2013	2014	2015
Shanghai	6,037	6,626	6,896	7,533
Beijing	2,491	2,272	2,518	3,242
Tianjin	1,354	1,454	1,511	1,630
Chengdu	11	11	10	10
Shenzhen	23	43	405	843
Wuhan	17	—	—	—
Jiangyin	—	—	—	174
United States	18	20	25	20
Europe	8	6	6	7
Japan	—	1	2	2
Taiwan Office	11	10	9	9
Hong Kong	4	3	3	3
Total	9,974	10,446	11,385	13,473

Our employees are not covered by any collective bargaining agreements.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our Directors and options to purchase ordinary shares as of December 31, 2015:

	Derivatives						Percentage of Aggregate Interests to Total Issued Share
Board Member	Number of Ordinary Shares Held	Share Options		Other		Aggregate Interest	Capital of the Company(1)
Executive Director
Zhou Zixue	-	25,211,633	(2)	10,804,985	(3)	36,016,618	0.086%
Tzu-Yin Chiu	40,860,038	86,987,535	(4)	-	(5)	127,847,573	0.304%
Gao Yonggang	-	19,640,054	(6)	2,310,472	(7)	21,950,526	0.052%
Non-executive Director
Chen Shanzhi	-	3,145,319	(8)	-		3,145,319	0.007%
Zhou Jie	-	-		-		-	-
Ren Kai	-	5,705,608	(9)	-		5,705,608	0.014%
Independent Non-executive Director
William Tudor Brown	-	4,492,297	(10)	-		4,492,297	0.011%
Sean Maloney	-	4,490,377	(11)	-		4,490,377	0.011%
Lip-Bu Tan	-	4,634,877	(12)	-		4,634,877	0.011%
Carmen I-Hua Chang	-	4,887,303	(13)	-		4,887,303	0.012%
Alternate Director
Li Yonghua	-	-		-		-	-

Notes:

(1)	Based on 42,073,748,961 Ordinary Shares in issue as at December 31, 2015.

(2)	On May 20, 2015, Dr. Zhou was granted options to purchase 25,211,633 Ordinary Shares at a price of HK$0.830 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of December 31, 2015, none of these options has been exercised.

(3)	On May 20, 2015, Dr. Zhou was granted an award of 10,804,985 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of December 31, 2015, none of Dr. Zhou’s RSUs has been vested.

(4)	On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2015, none of these options were exercised.

(5)	On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of August 5, 2011, were fully vested on August 5, 2015. As of December 31, 2015, 100% of Dr. Chiu’s Restricted Share Units were vested and thus 37,280,372 Ordinary Shares were issued to Dr. Chiu.

(6)	These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 2,886,486 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of December 31, 2015, none of these options were exercised.

(7)	On November 17, 2014, Dr. Gao was granted an award of 2,910,836 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan, consisting of (a) 2,401,456 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 509,380 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of December 31, 2015, 1,328,073 Restricted Shares Units were vested, among which 600,364 were settled in cash.

(8)	On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. As of December 31, 2015, none of these options were exercised.

(9)	On September 11, 2015, Mr. Ren was granted options to purchase 5,705,608 Ordinary Shares at a price of HK$0.694 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the 10 September 2025 or 120 days after termination of his service as a Director to the Board. As of December 31, 2015, none of these options were accepted and exercised by Mr. Ren. On February 18, 2016, the Board approved the cancellation of all options previously granted to Mr. Ren at the request of Mr. Ren.

(10)	On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2015, none of these options were exercised.

(11)	On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2015, none of these options were exercised.

(12)	These options comprise (a) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price of HK$0.27 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price of HK$0.77 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. As of December 31, 2015, none of these options were exercised.

(13)	On November 17, 2014, Ms. Chang was granted options to purchase 4,887,303 Ordinary Shares at a price of HK$0.85 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of December 31, 2015, none of these options were exercised.

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

The compensation committee has issued to each of our executive officers options to purchase ordinary shares pursuant to our 2004 Stock Option Plan and 2014 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan and 2014 Equity Incentive Plan. The exercise price of the options ranges from US$0.03 to US$0.15. The options expire between May 15, 2017 and November 16, 2024. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares.

Stock Incentive Schemes

2004 Stock Incentive Plans

2004 Stock Option Plan

Our shareholders adopted on February 16, 2004 a 2004 Stock Option Plan which then became effective on March 18, 2004 and further amended it on June 23, 2009. The number of the Ordinary Shares that may be issued pursuant to our 2004 Stock Option Plan and our 2004 Employee Stock Purchase Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares.

In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2004 Stock Option Plan or any of our other stock option plans or any outstanding purchase right granted under our 2004 Employee Stock Purchase Plan or any other of our employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time. Stock options issued under the 2004 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2004 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under our 2004 Stock Option Plan are again available for grant and issuance under our 2004 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

Our 2004 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), non-qualified stock options and Director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of Director options may vary among non-employee Directors and the 2004 Stock Option Plan does not impose any requirement to grant Director options subject to uniform terms.

Our 2004 Stock Option Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee has the authority to construe and interpret our 2004 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

Our 2004 Stock Option Plan provides for the grant of options to our employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2004 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2004 Stock Option Plan; provided that, ISOs may be granted only to our employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2004 Stock Option Plan or any of the Company’s other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under our 2004 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of the Ordinary Shares on the date of grant.

In general, options granted under the 2004 Stock Option Plan vest over a four-year period. Options may vest based on time or achievement of performance conditions. The Company’s compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2004 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee of the Company. Unless otherwise permitted by the Company’s compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s family members or to a trust or partnership established for the benefit of such family members. Options granted under our 2004 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee. Options granted under our 2004 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to us, except that Director options may be exercised for a period of one hundred and twenty days after the termination of the non-employee Director’s service to us. Options whether or not vested generally terminate immediately upon termination of employment for cause.

The number and kind of the Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2004 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option are equitably adjusted (including by payment of cash to a participant) by the compensation committee of the Company in the event of a capitalization issue, rights issue, subdivision or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2004 Stock Option Plan.

Our 2004 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding stock award. The compensation committee of the Company may:

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

Amended and Restated 2004 Equity Incentive Plan

Our shareholders adopted an Amended and Restated 2004 Equity Incentive Plan that became effective on June 3, 2010. The aggregate number of the Ordinary Shares that may be issued pursuant to the Amended and Restated 2004 Equity Incentive Plan may not exceed 1,015,931,725 Ordinary Shares. Awards issued under the Amended and Restated 2004 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the Amended and Restated 2004 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares may become available for issuance under our Amended and Restated 2004 Equity Incentive Plan:

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

Our Amended and Restated 2004 Equity Incentive Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The Company’s compensation committee has the authority to construe and interpret our Amended and Restated 2004 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

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

Awards granted under our Amended and Restated 2004 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee.

Our Amended and Restated 2004 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of our then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of us and our subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding award. The compensation committee may.

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

The 2014 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the Code, non-qualified stock options and Director options.

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

2014 Employee Stock Purchase Plan

Our shareholders adopted a 2014 Employee Stock Purchase Plan on June 13, 2013. Purchases are accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The number of our Ordinary Shares that may be issued pursuant to the 2014 Employee Stock Purchase Plan and our 2014 Stock Option Plan shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding purchase right granted under this 2014 Employee Stock Purchase Plan or any of our other employee stock purchase plans or any outstanding stock option granted under our 2014 Stock Option Plan or any of our other stock option plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. All shares purchased under the 2014 Employee Stock Purchase Plan shall be issued in the form of American depositary shares. For purposes of determining the number of the Company’s Ordinary Shares available under the 2014 Employee Stock Purchase Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares.

The Company’s compensation committee administers our 2014 Employee Stock Purchase Plan. Our employees generally are eligible to participate in our 2014 Employee Stock Purchase Plan; our compensation committee may impose additional eligibility conditions upon the employees of one of the Company’s subsidiaries or exclude employees of a subsidiary from participation. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the Company’s 2014 Employee Stock Purchase Plan, are ineligible to participate in the Company’s 2014 Employee Stock Purchase Plan. In addition, to comply with the Hong Kong Stock Exchange Listing Rules, unless otherwise allowed under such rules, no employee can be granted a right to purchase American depositary shares, or a purchase right under the 2014 Employee Stock Purchase Plan if such purchase right would permit the employee to purchase Ordinary Shares or American depositary shares under all employee stock purchase plans or other option plans of the Company granted to the employee in any twelve-month period to exceed one percent (1%) of the then issued and outstanding Ordinary Shares.

Under our 2014 Employee Stock Purchase Plan, eligible employees are able to acquire our American depositary shares by accumulating funds through payroll deductions. Our compensation committee determines the maximum amount that any employee may contribute to his or her account under the 2014 Employee Stock Purchase Plan during any calendar year. We also have the right to amend or terminate our 2014 Employee Stock Purchase Plan at any time.

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

No participant has the right to purchase our American depositary shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. On the first business day of each offering period, a participant shall be granted a purchase right, determined by: (i) dividing (A) the product of $25,000 and the number of calendar years during all or part of which the purchase right shall be outstanding by (B) the fair market value of the American depositary shares on the first business day of the offering period, and (ii) subtracting from the quotient (A) the number of American depositary shares the participant purchased during the calendar year in which the first business day of the applicable offering period occurs under the 2014 Employee Stock Purchase Plan or under any of our other employee stock purchase plans which is intended to qualify under Section 423 of the Code, plus (B) the number of American depositary shares subject on the first business day of the applicable offering period to any outstanding purchase rights granted to the participant under any of our other employee stock purchase plans which is intended to qualify under Section 423 of the Code. If application of this formula would result in the grant of purchase rights covering, in the aggregate, more than the number of American depositary shares that the compensation committee has made available for the relevant offering period, then the compensation committee shall adjust the number of American depositary shares subject to the purchase right in order that, following such adjustment, the aggregate number of American depositary shares subject to the purchase right shall remain within the applicable limit.

The purchase price for shares of our American depositary shares purchased under our 2004 Employee Stock Purchase Plan shall be 85% of the lesser of the fair market value of our American depositary shares on (i) the first business day of the applicable offering period and (ii) the last day of the applicable offering period.

We have never granted any purchase right under our 2014 Employee Stock Purchase Plan so far.

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
96

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

Standard Form of Share Option Plan for Subsidiaries

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting of the Company held on May 30, 2006.

(a)	Purpose of the Subsidiary Plan

The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)	Who may join

The compensation committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-

Employee Subsidiary Director”).

(c)	Stock Options

Stock options granted under the Subsidiary Plan (“Subsidiary Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Subsidiary Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non- Qualified Stock Option or a Subsidiary Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the Code and may only be granted to employees of the Company and its subsidiaries from time to time. A Non- Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Subsidiary Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an award document to each Subsidiary Participant of the Subsidiary Plan who is granted a Subsidiary Stock Option. The award document shall set out the terms and provisions of the grant of a Subsidiary Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Subsidiary Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Subsidiary Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Subsidiary Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Subsidiary Stock Option, (ii) set the date on which any Subsidiary Stock Option may first become exercisable, or (iii) extend the period during which a Subsidiary Stock Option remains exercisable, except that no Subsidiary Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Subsidiary Plan

The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Subsidiary Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Subsidiary Stock Option, and determining the terms and conditions of each Subsidiary Stock Option. The Subsidiary Committee is not obliged to grant Subsidiary Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each a “Subsidiary Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as a Subsidiary Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Subsidiary Stock Options to executive officers of the Company or its subsidiaries.

(e)	Exercise Price

The exercise price per Subsidiary Share purchasable under a Subsidiary Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Hong Kong Stock Exchange Listing Rules or permission of the Hong Kong Stock Exchange:

(i)	in the case of an Incentive Stock Option:

(1)	granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)	granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and.

(ii)	in the case of any Subsidiary Stock Option:

(1)	granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)	granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:

(i)	If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)	If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)	Limit of the Subsidiary Plan

The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Subsidiary Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)	Individual Limit

The total number of Subsidiary Shares underlying Subsidiary Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Subsidiary Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Hong Kong Stock Exchange Listing Rules.

(h)	Exercise of Option

A Subsidiary Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant award document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Subsidiary Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)	Director Options

Each Non-Employee Subsidiary Director may be granted Subsidiary Stock Options to purchase Subsidiary

Shares on the terms set out in the relevant award document.

The directors shall exercise all authority and responsibility with respect to Subsidiary Stock Options granted to directors subject to the requirements of the Hong Kong Stock Exchange Listing Rules.

All Non-Employee Subsidiary Directors’ Subsidiary Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Subsidiary Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director’s service on the Subsidiary Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Subsidiary Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or Lapse of Option

A Subsidiary Stock Option shall terminate or lapse automatically upon:

(i)	the expiry of ten years from the date of grant;

(ii)	the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

(iii)	the liquidation or dissolution of the relevant subsidiary, in which case all Subsidiary Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the relevant subsidiary).

(k)	Rights are Personal to Subsidiary Participant

A Subsidiary Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. A Subsidiary Option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Subsidiary Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Subsidiary Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)	Termination of Employment or Service

If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i)	the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)	any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)	any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Subsidiary Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in Control of the Subsidiary

The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Subsidiary Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Subsidiary Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Subsidiary Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realize fully the value of their share options in connection with such Change in Control.

(n)	Change in the Capital Structure of the Subsidiary

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalization issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorized for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Subsidiary Stock Options and the number and kind of shares subject to any outstanding Subsidiary Stock Option and the purchase price per share under any outstanding Subsidiary Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)	Period of the Subsidiary Plan

The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)	Amendments and Termination

The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Subsidiary Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules or permitted by the Hong Kong Stock Exchange.

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)	relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii)	for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Subsidiary Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Subsidiary Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)	Voting and Dividend Rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Subsidiary Stock Options that have not been exercised.

(r)	Cancellation of Subsidiary Stock Options

If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Subsidiary Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Subsidiary Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)	Ranking of Subsidiary Shares

The Subsidiary Shares to be allotted upon the exercise of a Subsidiary Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2015, SJ Semiconductor Corporation, which is a majority-owned subsidiary of the Company, has adopted the Subsidiary Plan.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Ordinary Shares

The following table sets forth information regarding the beneficial ownership as of December 31, 2014 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

Name of Shareholder	Number of Ordinary Shares Held		Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company(1)	Derivatives	Total Interest	Percentage of Total Interests to Total Issued Share Capital of the Company(1)
Datang Telecom Technology & Industry Holdings Co., Ltd.	7,699,961,231	(2)	18.30%	-	7,699,961,231	18.30%

China Integrated Circuit Industry Investment Fund Co., Ltd	7,400,000,000	(3)	17.59%	-	7,400,000,000	17.59%

Notes:

(1) Based on 42,073,748,961 Ordinary Shares in issue as at December 31, 2015.

(2) All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3) All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of China IC Fund.

As of March 31, 2016, 979,759,350 ordinary shares (including 19,595,187 ADSs representing 979,759,350 ordinary shares) of our company were outstanding. J.P. Morgan Chase Bank, the depositary under the deposit agreement, has advised us that, as of March 31, 2016, these 19,595,187 ADSs, representing 979,759,350 ordinary shares, were held of record by thirteen US registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

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

Datang Pre-emptive Share Purchase Agreement and Country Hill Pre-emptive Share Purchase Agreement (2015)

On June 11, 2015, the Company entered into a share purchase agreement (“Datang Pre-emptive Share Purchase Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, 961,849,809 Ordinary Shares (“Datang Pre-emptive Shares”) for a total cash consideration of HK$634,147,579.07 at the price of HK$0.6593 per Ordinary Share.

On June 11, 2015, the Company entered into a share purchase agreement (“Country Hill Pre-emptive Share Purchase Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company, pursuant to which the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, 323,518,848 Ordinary Shares (“Country Hill Pre-emptive Shares”) for a total cash consideration of HK$213,295,976.49 at the price of HK$0.6593 per Ordinary Share.

The execution of the Datang Pre-emptive Share Purchase Agreement and the Country Hill Pre-emptive Share Purchase Agreement, the issue of the Datang Pre-emptive Shares to Datang and the issue of the Country Hill Pre-emptive Shares to Country Hill were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on August 11, 2015 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules. The completion of the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares took place on October 9, 2015 and September 25, 2015 respectively.

Other than Dr. Gao Yonggang (“Dr. Gao”), an executive Director, and Dr. Chen Shanzhi (“Dr. Chen”), a non-executive Director, both of whom were nominated as Directors by Datang, none of the Directors has a material interest in the Datang Pre-emptive Share Purchase Agreement and the Country Hill Preemptive Share Purchase Agreement or the transactions contemplated thereunder.

Formation of Joint Venture, Sino IC Leasing Co., Ltd., with China IC Fund

On August 27, 2015, the Company entered into a joint venture agreement with China IC Fund, a substantial shareholder of the Company, and its sole manager, Sino IC Capital Co., Ltd., and seven other independent third parties to establish a joint venture company, Sino IC Leasing Co., Ltd. (“Sina IC Leasing”), in accordance with PRC laws and regulations. China IC Fund holds approximately 11.18% equity interest in the Company on the date of transaction through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited.

The registered capital of Sino IC Leasing is RMB5.68 billion. The capital commitment of China IC Fund and the Company in Sino IC Leasing is RMB2.00 billion and RMB0.60 billion, representing 35.21% and 10.56% interest, respectively.

The business scope of Sino IC Leasing includes financial leasing, leasing of equipment, purchase of leased properties in the PRC or overseas, maintaining and processing of the residual value of the leased properties, consulting and guarantee services in relation to leasing and related business factoring services. The term of its operation is 30 years from the date of the establishment the company.

Mr. Ren Kai, a non-executive director, is deemed to have a material interest in the joint venture agreement as he holds the position of Vice President in Sino IC Capital Co., Ltd. Mr. Ren Kai has abstained from voting on the relevant board resolution in respect of the joint venture agreement.

Issue of Series B Preference Shares by SJ Semiconductor Corporation

On December 8, 2015, a share purchase agreement was entered into by:

• SJ Cayman Corporation (“SJ Cayman”) and its wholly-owned subsidiaries, SJ Semiconductor (HK) Limited and SJ Semiconductor (Jiangyin) Corporation; and

• the Company, Xun Xin (Shanghai) Investment Co., Ltd. (“Xun Xin”) and Qualcomm Global Trading Pte. Ltd (Qualcomm). (each an “Investor” and together as the “Investors”),

pursuant to which SJ Cayman agreed to issue and the Investors agreed to subscribe for 466,666,664 Series B Preference Shares for an aggregate cash consideration of US$280,000,000 at a cash purchase price of US$0.60 per share. The transaction helps to expand SJ Semiconductor (Jiangyin) Corporation’s production capacity and accelerate the construction progress.

Xun Xin is a wholly-owned subsidiary of China IC Fund, which holds approximately 11.17% equity interest of the Company on the date of transaction in the Company through its other wholly-owned subsidiary, Xinxin (Hong Kong) Capital Co., Limited (“Xinxin”). Xun Xin is an associate of Xinxin and thus a connected person of the Company under the Hong Kong Listing Rules.

The Company, Xun Xin and Qualcomm each contributes US$160,000,000, US$100,000,000 and US$20,000,000 for their respective subscription of 266,666,666, 166,666,666 and 33,333,332 Series B Preference Shares, representing respectively 56.06%, 29.41% and 5.88% of the total issued share capital of SJ Cayman. Each Series B Preference Share may be converted at the option of the holder, at any time after the date of issuance thereof, into such number of fully paid SJ Cayman Ordinary Share(s) determined by dividing the original issue price of US$0.60 per share by the then effective conversion price. The initial conversion price will be equal to the original issue price, resulting in an initial conversion ratio of 1:1, that is, one Series B Preference Share is convertible into one SJ Cayman Ordinary Share.

Mr Ren Kai, a non-executive Director, is deemed to have a material interest in the share purchase agreement as he holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Company Limited and the position of legal representative in Xun Xin. However, Mr Ren Kai did not participate in the voting on the relevant board resolutions in respect of the share purchase agreement and the transaction contemplated thereunder.

Framework Agreement with Datang Holdings – 2014 to 2015

On February 18, 2014, we entered into a Framework Agreement with Datang Holdings, or the 2014 Renewed Framework Agreement, pursuant to which we (including our subsidiaries) and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the 2014 Renewed Framework Agreement is two years commencing from February 18, 2014. The pricing for the transactions contemplated under the 2014 Renewed Framework Agreement will be determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favorable than those sold by independent third parties to us or our subsidiaries or sold by us or our subsidiaries to independent third parties (if any).

The caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the 2014 Renewed Framework Agreement, are

•	US$60 million for the year ending December 31, 2014, and

•	US$75 million for the year ending December 31, 2015.

Framework Agreement with Datang Holdings – 2016 to 2018

On December 28, 2015, the Company entered into a new framework agreement (the “2015 Renewed Framework Agreement”) with Datang Holdings, pursuant to which the Group and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the 2015 Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the 2015 Renewed Framework Agreement is determined based on the same as the Framework Agreement.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by the Group from the transactions contemplated under the 2015 Renewed Framework Agreement, are:

•	US$50 million for the year ended December 31, 2016;

•	US$66 million for the year ended December 31, 2017; and

•	US$82 million for the year ending December 31, 2018.

Financial Services Agreement with Datang Finance

On December 18, 2015, the Company and Datang Telecom Group Finance Co., Ltd. (“Datang Finance”) entered into the Financial Services Agreement with a three year term commencing on 1 January 2016 and ending on 31 December 2018, pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services) subject to the terms and conditions provided therein.

Each of Datang Finance and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) is a wholly-owned subsidiary of China Academy of Telecommunications Technology and Datang Holdings in turn wholly owns Datang Holdings (Hongkong) Investment Company Limited (“Datang Hongkong”), a substantial shareholder of the Company holding approximately 18.30% of the total issued share capital of the Company as at the date of this report. Datang Finance is a fellow subsidiary of Datang Holdings and an associate of Datang Hongkong, and thus a connected person of the Company under Chapter 14A of the Listing Rules.

Datang Finance provides to the Group a range of financial services as the Group may request from time to time. Such financial services include deposit services, loan services, foreign exchange services and other financial services.

The financial services of Datang Finance are provided based on the following pricing principles:

1.	Deposit services

The terms (including interest rates) in respect of deposit services offered to the Group by Datang Finance shall be no less favourable than those offered to the Group by third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

2.	Loan services

The terms (including interest rates) in respect of loans services offered to the Group by Datang Finance shall be no less favourable than those offered to the Group by third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

3.	Foreign exchange services

The terms (including exchange rates) in respect of foreign exchange services offered to the Group by Datang Finance shall be no less favourable than those offered to the Group by third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

4.	Other financial services

The terms (including fees charged by Datang Finance) for the provision of financial services other than deposits services, loan services and foreign exchange services shall be no less favourable than the terms (including fees charged to the Group) applicable to third parties in respect of comparable services, subject to the relevant provisions of Chinese laws and regulations.

The Annual Caps under the Financial Services Agreement are set out below:

Annual Caps	For the year ended 31 December
	2016	2017	2018
	US$ million	US$ million	US$ million
Deposit Cap (the maximum daily outstanding balances including accrued interests which is not cumulative in nature and inclusive of foreign currency and RMB deposits)	100	100	100

Spot FX Trading Cap (the maximum daily transaction amount for foreign exchange settlement and sales)	50	50	50

Other Financial Services Cap (the maximum annual fee for other financial services)	5	5	5

There are no historical caps for the deposit services, the foreign exchange services and other financial services with Datang Finance. The Annual Caps are determined based on the Group’s actual financial needs and reasonable forecast.

Other than Dr. Gao and Dr. Chen, both of whom are nominated as Directors by Datang Hongkong and its associates, none of the Directors has a material interest in the Financial Services Agreement or the transactions contemplated thereunder.

Transactions with SJ Cayman Corporation In Relation To Framework Agreement – Supply of Goods and Services

On March 11, 2016, the Company and its majority owned subsidiary SJ Semiconductor Corporation (“SJ Cayman”) entered into the Framework Agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing with a term commencing on January 1, 2016 and ending on December 31, 2016 and subject to terms and conditions provided therein.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

(3)	the comparable local market price, which shall be determined after arm’s length negotiation between both parties of the contract with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender. The Company will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price;

(4)	where there is no comparable local market price, price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate. The expected range of profit is from 5% to 10%, which is in line with the industry and not lower than the profit rate charged by the Company or SJ Cayman (as applicable) to independent third parties (to the extent available).

Based on the above general principles and the actual circumstances when entering into the Framework Agreement, the parties further agree to the following specific pricing policies for the Continuing Connected Transactions. If any particular Continuing Connected Transactions are not covered by the following policies, or any of the following policies no longer applies, the parties will use the above general principles to determine the price for the relevant transaction.

Type of transaction	Pricing policy

I. Purchase and sale of goods
1. Spare parts	The market purchase price of spare parts, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)
2. Raw materials	The market purchase price of raw materials, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)
II. Rendering of or receiving services

1. Processing and testing service	With reference to market price (see general pricing principle (3) above)
2. Procurement service	Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of procurement department expenses according to working hours

3. Research, development and experiment support service	With reference to market price (see general pricing principle (3) above)
4. Comprehensive administration, logistics, production management and IT service

Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of labour cost and relevant resources consumption according to the proportion of working hours or workload, with reference to market price provided by independent third parties

III. Transfer of equipment

1. Transfer of equipment	With reference to market price (see general pricing principle (3) above)
IV. Provision of technical authorisation or licensing

1. Provision of technical authorisation or licensing by the Company to SJ Cayman	With reference to market price (see general pricing principle (3) above)

Category III and Category IV transactions (i.e. transfer of assets and provision of technical authorisation or licensing) will be settled in accordance with the relevant agreement for each transaction. All other types of transactions will be settled regularly based on actual circumstances. The Company will monitor closely as an ongoing process to ensure the proposed annual caps are not exceeded.

Considering the clear general principles and the detailed pricing policies, the Directors (including the independent non-executive Directors) are of the view that the methods and procedures are sufficient to ensure that the Continuing Connected Transactions will be conducted on normal commercial terms or better and not prejudicial to the interests of the Company and its minority Shareholders.

The proposed annual caps for the Continuing Connected Transactions for the year ending on December 31, 2016 are set out below:

Transactions	Maximum annual transaction value of the Continuing Connected Transactions
Supply of goods and services, transfer of equipment and provision of technical authorisation or licensing by the Company	US$49 million (or its equivalent in other currencies)
Supply of goods and services and transfer of equipment by SJ Cayman	US$49 million (or its equivalent in other currencies)

The Company confirms that the historical transactions between the Company and SJ Cayman were incidental and immaterial in value, therefore in arriving at the proposed annual caps, the Company has considered reasonable factors such as the expected occurrences of Continuing Connected Transactions in light of current market conditions of the semiconductor industry and the technological capability of the Company as well as the Company’s historical revenues.

Other than Mr. Lu Jun and Mr. Ren Kai, both of whom holds positions in China Integrated Circuit Investment Fund Co., Ltd. none of the Directors has a material interest in the Framework Agreement in relation the supply of goods and services or transactions contemplated thereunder.

Transactions with Semiconductor Manufacturing International (Beijing) Corporation and SJ Semiconductor (Jiangyin) Corporation In Relation To Centralized Fund Management Agreement

On March 21, 2016, the Company, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”) entered into the Centralized Fund Management Agreement in relation to: (i) the Company authorizing its wholly-owned subsidiary SMIC Beijing to carry out centralized management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Jiangyin participating in the Group’s centralized fund management system. The agreement is effective from 21 March 2016 and ending on 31 December 2018.

Pursuant to the agreement, the Company will authorize its wholly-owned subsidiary SMIC Beijing to carry out centralized management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations. Based on such authorization, SMIC Beijing will provide fund management services to SJ Jiangyin within the scope permitted by the relevant PRC policies.

The price of the services provided by SMIC Beijing to SJ Jiangyin contemplated under the Centralized Fund Management Agreement will be fair and reasonable under the Hong Kong Stock Exchange Listing Rules, determined according to the market principle on an arm’s length basis, subject to compliance with requirements for connected transactions of the Hong Kong Stock Exchange. The Company will ensure that the prices charged to SJ Jiangyin will not be more favourable than prices charged to its other subsidiaries which are not connected persons under the Hong Kong Stock Exchange listing rules.

1. Internal Deposit Services

The terms (including interest rates) in respect of the internal deposit services provided by SMIC Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations.

The interest rate applicable to SJ Jiangyin’s deposits with SMIC Beijing will be determined based on arm’s length negotiations by the parties. The Company will make reference to the interest rate (if any) prescribed by the PBOC applicable to RMB deposits from time to time and published on the PBOC’s website for the same type of deposits.

2.	Collection and Payment Services and Foreign Exchange Services

The terms (including fees charged by SMIC Beijing and exchange rates) in respect of the collection and payment services and foreign exchange services provided by SMIC Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by SMIC Beijing to SJ Jiangyin for providing such services will be determined based on arm’s length negotiations by the parties.

3.	Internal Loan Services

The terms (including interest rates) in respect of the internal loan services provided by SMIC Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations.

The interest rate applicable to loans granted to SJ Jiangyin by SMIC Beijing will be based on arm’s length negotiation by the parties. The Company will make reference to the benchmark interest rate (if any) prescribed by the PBOC applicable to RMB loans from time to time and published on the PBOC’s website for the same type of loans.

4.	Provision of Letter of Credit Services

The terms (including fees charged by the Company) in respect of the letters of credit provided by the Company to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by the Company to SJ Jiangyin for providing such services will be determined based on arm’s length negotiations by the parties.

5.	Other Financial Services

The terms (including fees charged by SMIC Beijing) in respect of other financial services provided by SJ Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by SMIC Beijing to SJ Jiangyin for providing such services will be determined based on arm’s length negotiations by the parties.

The Annual Caps under the Centralised Fund Management Agreement are set out below.

Annual Caps

	For the year ending 31 December
	2016 US$ million	2017 US$ million	2018 US$ million
Internal Deposit Cap (the maximum daily outstanding balances including accrued interests)	500	500	500

Collection and Payment and Foreign Exchange Cap (the maximum daily transaction amount for collection and payment services and foreign exchange services)	500	500	500

Internal Loan Cap (the maximum borrowing limit per calendar year)	500	500	500

Letter of Credit Cap (the maximum aggregate amount under the letter(s) of credit issued on SJ Jiangyin’s behalf per calendar year)	500	500	500

Other Financial Services Cap (the maximum fees charged for provision of other financial services per calendar year)	50	50	50

The Company confirms that there are no historical transactions for the internal deposit services, the collection and payment services, the foreign exchange services, the internal loan services and other financial services with SJ Jiangyin. Before SJ Jiangyin became a connected subsidiary of the Company, there were a few ad-hoc provisions of letters of credit by the Company to SJ Jiangyin when SJ Jiangyin had only commenced small-scale production and was in preparation for expansion (SJ Jiangyin is now expanding).

Other than Mr. Lu Jun and Mr. Ren Kai, both of whom holds positions in China Integrated Circuit Industry Investment Fund Co. Ltd., none of the Directors has a material interest in the Centralized Fund Management Agreement or transactions contemplated thereunder.

Framework Agreement with Sino IC Leasing Co., Ltd – Financial Services and Other Related Services

On March 30, 2016, the Company and Sino IC Leasing Co., Ltd. entered into the Framework Agreement, pursuant to which Sino IC Leasing Co., Ltd. will provide to the Company a range of financial services (including but not limited to leasing, factoring, loan entrustment, bills acceptance and discounting services) and certain other related services (including but not limited to financial advisory and consulting services). The term of the agreement is effective from March 30, 2016 and ending on December 31, 2020.

The price for the services provided by Sino IC Leasing Co., Ltd. to the Company contemplated under the Framework Agreement will be determined by reference to the current market conditions and the terms (including the prices) which are comparable to the quotes from independent third parties (to the extent available) providing services of a similar nature with comparable scale in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiations, as well as the reasonable market prices which are applicable around that time, subject to compliance with requirements for related party transactions and connected transactions of the Hong Kong Stock Exchange.

The annual caps of the transactions are set out below:

	For the year ending December 31,
	2016 US$ billion	2017 US$ billion	2018 US$ billion	2019 US$ billion	2020 US$ billion

Financial services Cap (the maximum rental and fees charged for provision of financial services per calendar year)	1.5	1.5	1.5	1.5	1.5

Other related services Cap (the maximum fees charged for provision of other related services per calendar year)	0.15	0.15	0.15	0.15	0.15

The Company confirms that there are no historical transactions for the finance related services and the other related services with Sino IC Leasing Co., Ltd.

Other than Mr. Lu Jun and Mr. Ren Kai, both of whom holds positions in China Integrated Circuit Industry Investment Fund Co. Ltd., none of the Directors has a material interest in the Framework Agreement or transactions contemplated thereunder.

Contemplating the Exercise of SilTech Shanghai’s Put Option

On December 22, 2014, we entered into a co-investment agreement through SilTech Shanghai with JCET and China IC Fund to acquire all or part of the issued and paid-up ordinary shares in the capital of STATS ChipPAC through JCET-SC (Singapore) Pte. Ltd.. On June 18, 2015, according to the co-investment agreement, we made a total capital contribution of the RMB equivalent of US$100 million to subscribe for 19.61% equity interest in Changjiang Xinke and the acquisition was completed in the second half of 2015.

Furthermore, based on an investment exit agreement entered into by SilTech Shanghai, JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET), JCET granted us an option (“SilTech Shanghai’s put option”) to sell the shares of Changjiang Xinke to JCET at exercise price equivalent to our initial investment plus an annual return rate at any time after Stats ChipPAC was acquired. We recently made a voluntary announcement of contemplating the exercise of SilTech Shanghai’s put option. As at the date of this report, we are in discussions with JCET surrounding the potential exercise of the put option in consideration of the issuance of shares by JCET and no contractual agreement has been entered into.

Issue of New Ordinary Shares

On February 12, 2015, we entered into a share purchase agreement with China Integrated Circuit Industry Investment Fund Co., Ltd., (the “China IC Fund”). Pursuant to the share purchase agreement, we proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and we issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Ltd., a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share. The net proceeds are recorded as share capital of approximately US$1.9 million and share premium of approximately US$397.6 million in the statements of financial position. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

On November 6, 2008 and April 18, 2011, respectively, we entered into share purchase agreements with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) and Country Hill Limited (“Country Hill”) which granted each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill a pre-emptive right to subscribe for additional shares if we issue new shares to other investors. On March 2, 2015, we received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, the Company entered into the 2015 Datang Pre-emptive Share Purchase Agreement and the 2015 Country Hill Pre-emptive Share Purchase Agreement, respectively, with Datang and Country Hill pursuant to which Datang and Country Hill subscribed for 961,849,809 ordinary shares and 323,518,848 ordinary shares of the Company, respectively, at a price of HK$0.6593 per share. On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company.

Other Related Party Transactions

Please see Note 40 of Notes to the Consolidated Financial Statements for further information regarding the transactions between us and our related parties.

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

Dividends and Dividend Policy

As of December 31, 2015, our accumulated deficit decreased to US$1,287.5 million from an accumulated deficit of US$1,540.9 million at the end of 2014. We have not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

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

	Stock Exchange of Hong Kong				New York Stock Exchange(1)
	Closing price per ordinary share				Closing Price per ADS
	High Price		Low Price		High Price		Low Price
Annual
Fiscal year 2011	HK$	0.940	HK$	0.335	US$	5.780	US$	2.120
Fiscal year 2012	HK$	0.445	HK$	0.239	US$	2.860	US$	1.490
Fiscal year 2013	HK$	0.720	HK$	0.400	US$	4.560	US$	2.560
Fiscal year 2014	HK$	0.860	HK$	0.580	US$	5.460	US$	3.760
Fiscal year 2015	HK$	0.950	HK$	0.600	US$	6.060	US$	3.910
Quarterly
First Quarter 2014	HK$	0.840	HK$	0.580	US$	5.310	US$	3.770
Second Quarter 2014	HK$	0.680	HK$	0.580	US$	4.380	US$	3.760
Third Quarter 2014	HK$	0.820	HK$	0.670	US$	5.220	US$	4.260
Fourth Quarter 2014	HK$	0.860	HK$	0.710	US$	5.460	US$	4.500
First Quarter 2015	HK$	0.750	HK$	0.670	US$	4.730	US$	4.100
Second Quarter 2015	HK$	0.950	HK$	0.780	US$	6.060	US$	4.960
Third Quarter 2015	HK$	0.830	HK$	0.600	US$	5.380	US$	3.910
Fourth Quarter 2015	HK$	0.880	HK$	0.710	US$	5.600	US$	4.490
First Quarter 2016	HK$	0.780	HK$	0.640	US$	4.970	US$	4.060
Monthly
October 2015	HK$	0.760	HK$	0.710	US$	4.880	US$	4.490
November 2015	HK$	0.880	HK$	0.720	US$	5.600	US$	4.670
December 2015	HK$	0.820	HK$	0.780	US$	5.280	US$	4.960
January 2016	HK$	0.780	HK$	0.640	US$	4.970	US$	4.160
February 2016	HK$	0.710	HK$	0.640	US$	4.480	US$	4.060
March 2016	HK$	0.700	HK$	0.660	US$	4.540	US$	4.280
April 2016 (through April 22, 2016)	HK$	0.700	HK$	0.670	US$	4.510	US$	4.300

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issues of new ordinary shares to Country Hill and Datang on September 25, 2015 and October 9, 2015, respectively are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS
May 1, 2015		Market closed		Market closed

April 1, 2015	HK$	0.790	US$	4.960

May 1, 2015		Market closed	US$	5.470

June 1, 2015	HK$	0.890	US$	5.680

July 1, 2015		Market closed	US$	5.380

August 1, 2015		Market closed		Market closed

September 1, 2015	HK$	0.660		Market closed

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

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement dated June 12, 2015 of the pre-emptive issues to Datang and Country Hill are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS

June 12, 2015	HK$	0.870	US$	5.560

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on April [24], 2016 are set forth below:

	Stock Exchange of Hong Kong Closing price per ordinary share		New York Stock Exchange(1) Closing price per ADS

April 22, 2016	HK$	0.670	US$	4.310

(1) Each ADS represents 50 ordinary shares

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

SMNC shared part of Group’s advance-technology research and development expenses in 2014 and had the start-up cost in 2015, which also caused the change in loss of year attributable to non-controlling interests.

Issue of US$200 Million Zero Coupon Convertible Bonds due 2018

The Subscription Agreement related to US$200 Million Zero Coupon Convertible Bonds due 2018 convertible into our ordinary shares, dated as of October 24 2013 and entered into by us and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (jointly referred to as “the Joint Managers”), includes among others, the following terms:

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

Joint Venture Agreement with Jiangsu Changjiang Electronics Technology Co., Ltd

On February 20, 2014, the Company and JCET entered into a joint venture agreement. On October 17, 2014, the Company and Changjiang Electronics International (Hong Kong) Trading & Investing Limited (“JCET HK”), a wholly owned subsidiary of JCET, jointly established SJ Semiconductor Corporation, an exempted company incorporated with limited liability in the Cayman Islands, with a total capitalization of US$50,000,000, subscribing for, respectively, 51% and 49% interest therein. On November 25, 2014, SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”), a wholly-owned subsidiary of SJ Semiconductor Corporation was established in Jiangyin National High-Tech Industrial Development Zone (JOIND), in Jiangsu Province, China.

Issue of Series B Preference Shares by SJ Semiconductor Corporation

Please see “Item 7.B— Related Party Transactions — Please see “Item 7.B— Related Party Transactions — Issue of Series B Preference Shares by SJ Semiconductor Corporation.”

Issue of 2,590,000,000 New Ordinary Shares

On June 9, 2014, the Company issued 2,590,000,000 new ordinary shares pursuant to the terms and conditions of the Placing and Subscription Agreement of the same date, and entered into by the Company and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (the “Joint Placing Agents”) which included, among other things, the following terms:

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

Issue of US$95 million Zero Coupon Convertible Bonds Due 2018

The Subscription Agreement related to US$95 Million Zero Coupon Convertible Bonds due 2018 convertible into the Company’s ordinary shares, dated as of June 4, 2014 and entered into by the Company and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (jointly referred to as “the Joint Managers”), includes among others, the following terms:

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

Co-investment Agreement and Investment Exit Agreement in relation to Proposed Acquisition of STATS ChipPAC

On December 22, 2014, (i) SilTech Shanghai, an indirectly wholly-owned subsidiary of the Company; (ii) JCET, the largest chip- packaging service provider in China; and (iii) China Integrated Circuit Industry Investment Fund Co., Ltd., a company incorporated under PRC law, entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC, a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which were listed on the Singapore Exchange Securities Trading Limited.

Under such co-investment agreement, SilTech Shanghai, JCET and China IC Fund will make a total capital contribution of the RMB equivalent of US$100 million, US$260 million and US$150 million, respectively to subscribe for, respectively, 19.61%, 50.98% and 29.41% equity interest in Changjiang Xinke. Changjiang Xinke and China IC Fund will make a total capital contribution of the RMB equivalent of US$510 million and US$10 million respectively to subscribe for, respectively, 98.08% and 1.92% equity interest in Suzhou Changdian Xinpeng Investment Co., Ltd. China IC Fund is committed to providing Suzhou Changdian Xinpeng Investment Co., Ltd. with a shareholder’s loan of US$140 million and is entitled, at any time after the third anniversary of the date on which Bidco becomes a shareholder of STATS ChipPAC, to convert its shareholder’s loan into the equity of Suzhou Changdian Xinpeng Investment Co., Ltd. in accordance with the co-investment agreement. JCET-SC (Singapore) Pte. Ltd., a company incorporated and wholly owned by Suzhou Changdian Xinpeng Investment Co., Ltd. in the Republic of Singapore was established as a wholly-owned subsidiary of Suzhou Changdian Xinpeng Investment Co., Ltd. and will be the entity carrying out the proposed acquisition. The acquisition was completed in the second half of 2015.

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

Under such investment exit agreement, at any time after the completion of the proposed acquisition, SilTech Shanghai has the option to sell all the option shares to JCET at an exercise price equivalent to SilTech Shanghai’s capital contribution to Holdco A with an annualized effective compounded return rate of between 10% and 12%. SilTech Shanghai has the right to choose the issuance of shares by JCET or cash or any other payment methods within the range permitted by China’s securities regulatory authorities as JCET’s payment method. JCET and SilTech Shanghai shall sign a relevant share transfer agreement within ninety (90) days from the date of SilTech Shanghai and JCET reaching consensus.

Proposed Issue of 4,700,000,000 New Shares

On February 12, 2015, the Company and China IC Fund entered into a Share Purchase Agreement related to the proposed issuance of 4,700,000,000 new shares (the “New Shares”), pursuant to which:

1)	The New Shares will be issued pursuant to the general mandate granted to the Directors to allot and issue up to 20% of the then issued share capital of the Company, being 6,966,266,242 New Shares, by the Company’s shareholders at the annual general meeting of the Company held on June 27, 2014. The issue of the New Shares is not subject to Company shareholders’ approval.

2)	the Company conditionally agreed to allot and issue to China IC Fund, and China IC Fund conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong, for 4,700,000,000 New Shares at a subscription price of HK$0.6593 per New Share.

3)	The aggregate consideration for the New Shares is HK$3,098.71 million.

4)	The New Shares represent approximately 13.10% of the existing issued share capital of the Company as at February 12, 2015, and approximately 11.58% of the issued share capital of the Company as enlarged by the issue of the New Shares.

5)	The gross proceeds from the issue of the New Shares will be approximately HK$3,098.71 million and the net proceeds will be approximately HK$3,094.71 million (HK$0.6584 per New Share). The Company intends to use the net proceeds from the issue of the New Shares, for the purpose of capital expenditure, debt repayment and general corporate purposes.

Datang Pre-emptive Share Purchase Agreement and Country Hill Pre-emptive Share Purchase Agreement (2015)

Please see “Item 7.B— Related Party Transactions — Datang Pre-emptive Share Purchase Agreement and Country Hill Pre-emptive Share Purchase Agreement (2015).”

Equity Joint Venture Contract.

On June 23, 2015, the Company executed Equity Joint Venture Contract with Huawei Technologies Co., Ltd. (“Huawei”), Qualcomm Global Trading Pte. Ltd. (“Qualcomm”) and IMEC International (“IMEC”) in respect of establishment, via capital increase, of SMIC Advanced Technology Research & Development (Shanghai) Corporation (“ATD”).

ATD was originally wholly owned by the Company with registered capital of USD 12 million. ATD’s registered capital was increased by USD 87 million, which was subscribed and contributed by the Company with USD 76.8 million in addition, by Huawei with USD 3 million, by Qualcomm with USD 5 million and by IMEC with USD 2.2 million. After capital increase, each of the Company, Huawei, Qualcomm and IMEC owns approximately 89.697%, 3.030%, 5.051% and 2.222% of ATD.

The Company is entitled to appoint four out of five directors of ATD. The fifth board member is jointly appointed by all parties. The matters that need unanimous approval from board members are minimal according to PRC law.

Shanghai Commercial Housing Sale Contract

On December 7, 2015, we executed Shanghai Commercial Housing Sale Contract with Shanghai Zhangjiang Integrated Circuit Industry Zone Developing Co., Ltd. in respect of acquiring the whole office building located at 1158 Zhangdong Road and 1059 Dangui Road, Building No. 1, named Zhangdong Business Center.

Zhangdong Business Center has 11 floors with floor area of 26,869.84 square meters. The total payment is RMB 487,092,040. The property has been delivered to us on December 21, 2015. We acquired Zhangdong Business Center for office use of SMIC Holdings Corporation mainly.

Framework Agreement with SJ Cayman (2016)

Please see “Item 7.B— Related Party Transactions —Transactions with SJ Cayman Corporation In Relation To Framework Agreement – Supply of Goods and Services.”

Centralized Fund Management Agreement with SMIC Beijing and SJ Jiangyin (2016)

Please see “Item 7.B— Related Party Transactions —Transactions with Semiconductor Manufacturing International (Beijing) Corporation and SJ Semiconductor (Jiangyin) Corporation In Relation To Centralized Fund Management Agreement.”

Framework Agreement with Sino IC Leasing Co., Ltd. (2016)

Please see “Item 7.B— Related Party Transactions —Framework Agreement with Sino IC Leasing Co., Ltd – Financial Services and Other Related Services.”

D.	Exchange Controls

We receive government fundings and a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 19.3% of our sales for the year ended December,31, 2013, approximately 23.8% of our sales for the year ended December 31, 2014 and approximately 28.4% of our sales for the year ended December, 31, 2015 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2015. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2016 and do not expect to become one in the future, although this may change.

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

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2015, we had outstanding foreign currency forward exchange contracts with notional amounts of US$42.9 million.

On December 11, 2015, we entered into a long-term loan facility agreement in the aggregate principal amount of RMB 480 million. We were primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, we entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of this RMB long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. As of December 31, 2015, we had outstanding cross currency swap contracts with notional amounts of US$74.0 million.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/13	12/31/14	12/31/15	12/31/13	12/31/14	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

EUR	3,037	2,488	76,462	2,595	480	33,968
JPY	7,925	7,560	5,553	1,499	606	2,986
RMB	133,177	221,336	586,931	766,960	1,148,146	909,497
Others	8,226	4,684	14,127	7,323	1,100	2,529

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

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term loans, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as of December 31, 2015. Our long-term loans are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to People’s Bank of China (PBOC) RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	2016	2017	2018	2019	2020 and thereafter
	(Expected Maturity Date)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	910,807	561,418	465,203	444,044	2,455
Average interest rate	2.78%	2.40%	2.37%	2.33%	5.22%
RMB denominated
Average balance	381,640	345,630	340,924	261,762	123,970
Average interest rate	1.66%	1.46%	1.45%	1.13%	1.19%
Weighted average forward interest rate	2.45%	2.04%	1.98%	1.89%	1.27%

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges That An ADR Holder May Have To Pay

Category

(as defined by SEC)	Depositary Actions	Associated Fee

(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10) of the Deposit Agreement as filed with the SEC on March 10, 2004 which we are referred to herein as the “Depositary Agreement”)	$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	$0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities	Such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities

(d) Withdrawing an underlying security	Each person surrendering ADSs for withdrawal of Deposited Securities	$5.00 for each 100 ADSs (or portion thereof) surrendered.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADR

(f) General depositary services, particularly those charged on an annual basis	Not applicable	Not applicable

(g) Expenses of the depositary	Fees and expenses incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation.	The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of

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

DIRECT PAYMENTS

We did not receive any direct payment from the depositary in 2015.

INDIRECT PAYMENTS

As part of its service to us, J.P. Morgan has agreed to waive US$120,000 annually for on-going ADR program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2015.

Amount Waived or Paid for Fiscal
Year Ended December 31, 2015

Category of Expenses

Third-party expenses paid directly	$—

Fees waived	$120,000

Part II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2015. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2015, based on the criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP as stated in its report (See F-2).

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2014 and December 31, 2015.

	2014		2015
	(in US$ thousands)

Audit Fees	US$	1,208	US$	1,142

Tax Fees	US$	94	US$	36

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

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (“PwC”) was the principal auditor for the year ended December 31, 2015. The audit committee has also approved and will continue to consider, on a case-by-case basis, all non-audit services. According to the charter of our audit committee, before our principal accountants are engaged by us to render audit or non-audit services, the engagement, including the nature and scope of the work to be performed and the associated fees, must be approved by our audit committee. Our audit committee has not established any pre-approval policies and procedures.

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

Item 18. Financial Statements

See pages F-1 to F-98.

Item 19. Exhibits

Exhibit 1.1        Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008(1)

Exhibit 4.1        Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.2        Form of Service Contract between the Company and each of its executive directors(3)

Exhibit 4.3        Form of Service Contract between the Company and each of its non-executive directors and independent non-executive directors(3)

Exhibit 4.4        English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.(4)

Exhibit 4.5        Placing Agreement dated July 8, 2010 by and between the Company as the Issuer and J.P. Morgan (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as placing agents(5)

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

Exhibit 4.11      English language summary of Chinese language Joint Venture Agreement dated June 3, 2013, among SMIC Beijing, SMIC, ZDG and BIDIMC(6)

Exhibit 4.12      The Subscription Agreement related to US$95 Million Zero Coupon Convertible Bonds due 2018 convertible into our ordinary shares, dated as of June 4, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch(7)

Exhibit 4.13      The Subscription Agreement related to US$500 Million 4.125% Bonds due 2019, dated as of September 25, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch(7)

Exhibit 4.14      The Placing and Subscription Agreement related to issue of 2,590,000,000 new ordinary shares, dated as of June 4, 2014 and entered into by SMIC, J.P. Morgan Securities PLC, Deutsche Bank AG, Hong Kong Branch and Datang Holdings (Hongkong) Investment Company Limited(7)

Exhibit 4.15      The Share Purchase Agreement related to the proposed issuance of 4,700,000,000 new shares dated as of February 12, 2015, and entered into by the Company and China Integrated Circuit Industry Investment Fund Co., Ltd.(7)

Exhibit 4.16      Share Purchase Agreement by and between the Company and Datang Holdings (Hongkong) Investment Company Limited dated as of June 11, 2015

Exhibit 4.17      Shares Purchase Agreement by and between the Company and Country Hill Limited dated as of June 11, 2015

Exhibit 4.18      Form of Director Service Agreement (For Directors Appointed by the Board)(7)

Exhibit 4.19      Form of Director Service Agreement (For Directors Elected or Re-elected by the Shareholders)(7)

Exhibit 8.1        List of Subsidiaries

Exhibit 12.1      Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2      Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1      Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 15.1      Consent of PricewaterhouseCoopers Zhong Tian LLP

Exhibit 15.2      Consent of Deloitte Touche Tohmatsu

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2012, filed April 15, 2013.

(4)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(5)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2010, filed June 28, 2011.

(6)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2013, filed April 14, 2014.

(7)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20F for the fiscal year ended December 31, 2014, filed April 28, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: April 25, 2016	By:	/s/ Dr. Tzu-Yin Chiu

Name: Dr. Tzu-Yin Chiu
Title: Chief Executive Officer and Executive Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Semiconductor Manufacturing International Corporation

In our opinion, the accompanying consolidated statement of financial position as at December 31, 2015 and 2014, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report by management on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 25, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2013. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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

Certified Public Accountants

Hong Kong

March 12, 2014

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2015

(In USD’000, except share and per share data)

	Notes	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
		USD’000	USD’000	USD’000
Revenue	5	2,236,415	1,969,966	2,068,964
Cost of sales		(1,553,795)	(1,486,514)	(1,630,528)
Gross profit		682,620	483,452	438,436
Research and development expenses, net		(237,157)	(189,733)	(145,314)
Sales and marketing expenses		(41,876)	(38,252)	(35,738)
General and administration expenses		(213,177)	(139,428)	(138,167)
Other operating income (expense), net	7	31,594	14,206	67,870
Profit from operations		222,004	130,245	187,087
Interest income		5,199	14,230	5,888
Finance costs	8	(12,218)	(20,715)	(34,392)
Foreign exchange gains or losses		(26,349)	(5,993)	13,726
Other gains or losses, net	9	55,611	18,210	4,010
Share of (loss) profit of investment using equity method		(13,383)	2,073	2,278
Profit before tax		230,864	138,050	178,597
Income tax expense	10	(8,541)	(11,789)	(4,130)
Profit for the year	11	222,323	126,261	174,467
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(8,185)	(324)	731
Change in value of available-for-sale financial assets		452	—	—
Others		130	—	—
Total comprehensive income for the year		214,720	125,937	175,198
Profit (loss) for the year attributable to: Owners of the Company		253,411	152,969	173,177
Non-controlling interests		(31,088)	(26,708)	1,290
		222,323	126,261	174,467
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		245,803	152,645	173,908
Non-controlling interests		(31,083)	(26,708)	1,290
		214,720	125,937	175,198
Earnings per share
Basic	14	0.01	0.00	0.01
Diluted	14	0.01	0.00	0.01

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015

(In USD’000, except share and per share data)

	Notes	12/31/15	12/31/14	12/31/13
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	17	3,903,818	2,995,086	2,528,834
Land use right		91,030	135,331	136,725
Intangible assets	18	224,279	207,822	215,265
Investments in associates	20	181,331	57,631	29,200
Investments in joint ventures	21	17,646	—	—
Deferred tax assets	10	44,942	44,383	43,890
Derivative financial instrument	22	30,173	—	—
Other assets	23	32,078	30,867	6,237
Total non-current assets		4,525,297	3,471,120	2,960,151
Current assets
Inventories	25	387,326	316,041	286,251
Prepayment and prepaid operating expenses		40,184	40,628	43,945
Trade and other receivables	26	499,846	456,388	379,361
Other financial assets	24	282,880	644,071	240,311
Restricted cash	27	302,416	238,051	147,625
Cash and cash equivalent		1,005,201	603,036	462,483
		2,517,853	2,298,215	1,559,976
Assets classified as held-for-sale	16	72,197	44	3,265
Total current assets		2,590,050	2,298,259	1,563,241
Total assets		7,115,347	5,769,379	4,523,392

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015

(In USD’000, except share and per share data)

	Notes	12/31/15	12/31/14	12/31/13
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value,
50,000,000,000 shares authorized, 42,073,748,961, 35,856,096,167 and 32,112,307,101 shares issued and outstanding at December 31, 2015, 2014 and 2013, respectively	28	16,830	14,342	12,845
Share premium	28	4,903,861	4,376,630	4,089,846
Reserves	29	96,644	98,333	74,940
Accumulated deficit	30	(1,287,479)	(1,540,890)	(1,693,859)
Equity attributable to owners of the Company		3,729,856	2,948,415	2,483,772
Non-controlling interests		460,399	359,307	109,410
Total equity		4,190,255	3,307,722	2,593,182
Non-current liabilities
Borrowings	31	416,036	256,200	600,975
Convertible bonds	32	—	379,394	180,563
Bonds payable	33	493,207	491,579	—
Deferred tax liabilities	10	7,293	69	167
Deferred government funding		175,604	184,174	209,968
Other liabilities	34	65,761	—	—
Total non-current liabilities		1,157,901	1,311,416	991,673
Current liabilities
Trade and other payables	35	1,047,766	794,361	393,890
Borrowings	31	113,068	162,054	390,547
Convertible bonds	32	392,632	—	—
Deferred government funding		79,459	62,609	26,349
Accrued liabilities	36	132,452	131,114	127,593
Other financial liabilities	37	1,459	—	—
Current tax liabilities	10	355	103	158
Total current liabilities		1,767,191	1,150,241	938,537
Total liabilities		2,925,092	2,461,657	1,930,210
Total equity and liabilities		7,115,347	5,769,379	4,523,392

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2015

(In USD’000)

					Change in
			Equity-		value of
			settle	Foreign	available-	Convertible			Attributable
			employee	currency	for-sale	bonds			to owner	Non-
	Ordinary	Share	benefits	translation	financial	equity		Accumulated	of the	controlling	Total
	shares	premium	reserve	reserve	assets	reserve	Others	deficit	Company	interest	Equity
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
	(Note 28)	(Note 28)	(Note 29)	(Note 29)	(Note 29)	(Note 29)		(Note 30)
Balance at December 31, 2012	12,800	4,083,588	42,232	3,916	-	-	-	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	-	-	-	-	-	-	-	173,177	173,177	1,290	174,467
Other comprehensive income for the year	-	-	-	731	-	-	-	-	731	-	731
Total comprehensive income for the year	-	-	-	731	-	-	-	173,177	173,908	1,290	175,198
Exercise of stock options	45	6,641	(3,457)	-	-	-	-	-	3,229	-	3,229
Share-based compensation	-	-	16,402	-	-	-	-	-	16,402	-	16,402
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	108,000	108,000
Purchased additional shares of subsidiaries	-	(383)	-	-	-	-	-	-	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	-	-	-	(94)	-	-	-	-	(94)	(654)	(748)
Recognition of equity component of convertible bonds	-	-	-	-	-	15,210	-	-	15,210	-	15,210
Subtotal		6,258	12,945	(94)	-	15,210	-	-	34,364	107,168	141,532
Balance at December 31, 2013	12,845	4,089,846	55,177	4,553	-	15,210	-	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the year	-	-	-	-	-	-	-	152,969	152,969	(26,708)	126,261
Other comprehensive income for the year	-	-	-	(324)	-	-	-	-	(324)	-	(324)
Total comprehensive income for the year	-	-	-	(324)	-	-	-	152,969	152,645	(26,708)	125,937
Issuance of ordinary shares	1,411	268,362	-	-	-	-	-	-	269,773	-	269,773
Exercise of stock options	86	18,422	(9,025)	-	-	-	-	-	9,483	-	9,483
Share-based compensation	-	-	18,388	-	-	-	-	-	18,388	-	18,388
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	276,605	276,605
Recognition of equity component of convertible bonds	-	-	-	-	-	14,354	-	-	14,354	-	14,354
Subtotal	1,497	286,784	9,363	-	-	14,354	-	-	311,998	276,605	588,603
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	-	29,564	-	(1,540,890)	2,948,415	359,307	3,307,722
Profit for the year	-	-	-	-	-	-	-	253,411	253,411	(31,088)	222,323
Other comprehensive income for the year	-	-	-	(8,185)	447	-	130	-	(7,608)	5	(7,603)
Total comprehensive income for the year	-	-	-	(8,185)	447	-	130	253,411	245,803	(31,083)	214,720
Issuance of ordinary shares	2,395	506,412	-	-	-	-	-	-	508,807	-	508,807
Exercise of stock options	93	20,819	(12,169)	-	-	-	-	-	8,743	-	8,743
Share-based compensation	-	-	18,088	-	-	-	-	-	18,088	241	18,329
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	132,082	132,082
Deconsolidation of subsidiaries due to loss of control	-	-	-	-	-	-	-	-	-	(148)	(148)
Subtotal	2,488	527,231	5,919	-	-	-	-	-	535,638	132,175	667,813
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	130	(1,287,479)	3,729,856	460,399	4,190,255

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2015

(In USD’000)

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Profit for the year	222,323	126,261	174,467
Adjustments for:
Income tax expense	8,541	11,789	4,130
Amortization of intangible assets and land use right	50,541	43,102	44,987
Depreciation of property, plant and equipment	473,008	506,366	501,923
Impairment loss of available-for-sale equipment	—	—	279
Expense recognized in respect of equity-settled share-based payments	18,329	18,388	16,402
Finance costs	12,218	20,715	34,392
Gain on disposal of available-for-sale investment	(387)	—	—
Gain on disposal of property, plant and equipment	(28,949)	(13,904)	(33,996)
Gain on disposal of subsidiaries	—	—	(28,304)
Loss (gain) on deconsolidation of subsidiaries	57	208	(5,419)
Interest income recognized in profit or loss	(5,199)	(14,230)	(5,888)
Bad debt allowance on trade receivables	528	1,616	617
Impairment (reversal) loss recognized on inventories	(13,338)	29,577	(141)
Net (gain) loss arising on financial assets at fair value through profit or loss	(52,834)	(8,649)	76
Net loss (gain) arising on financial liabilities at fair value through profit or loss	1,459	—	(25)
Net loss on foreign exchange	15,608	—	—
Reversal of bad debt allowance on trade receivables	(541)	(59)	(1,213)
Share of loss (profit) of investment using equity method	13,383	(2,073)	(2,278)
Other non-cash expense	—	(769)	(413)
	714,747	718,338	699,596
Operating cash flows before movements in working capital:
Increase in trade and other receivables	(39,902)	(89,232)	(33,375)
(Increase) decrease in inventories	(57,947)	(59,367)	8,595
Increase in restricted cash relating to operating activities	(16,675)	(41,637)	(5,944)
(Increase) decrease in prepaid operating expenses	(856)	1,129	2,129
(Increase) decrease in other assets	(6,476)	(1,731)	619
Increase (decrease) in trade and other payables	39,096	79,340	(24,311)
Increase in deferred government funding	8,280	8,268	85,972
Increase (decrease) in accrued liabilities and other liabilities	49,928	(3,768)	42,264
Cash generated from operations	690,195	611,340	775,545
Interest paid	(26,174)	(16,087)	(43,239)
Interest received	4,894	14,239	6,770
Income taxes received (paid)	282	(1,390)	(1,060)
Net cash generated from operating activities	669,197	608,102	738,016

(In USD’000)

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(2,412,259)	(1,997,624)	(258,102)
Proceeds on sale of financial assets	2,782,181	1,602,513	39,245
Payments for property, plant and equipment	(1,230,812)	(653,134)	(650,160)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	87,890	52,911	61,099
Proceeds from disposal of available-for-sale investment	1,204	—	—
Payments for intangible assets	(29,384)	(49,285)	(45,425)
Payments for land use rights	(9,265)	(1,123)	(76,032)
Payments to acquire long-term investment	(160,777)	(49,034)	(562)
Change in restricted cash relating to investing activities	181,963	(48,411)	71,933
Net cash inflow from disposition of disposal subsidiaries	—	—	57,743
Net cash outflow from deconsolidation of subsidiaries	(297)	(936)	(6,799)
Others	—	—	(407)
Net cash used in investing activities	(789,556)	(1,144,123)	(807,467)
Financing activities
Proceeds from borrowings	341,176	376,554	905,127
Repayment of borrowings	(453,730)	(952,383)	(1,008,698)
Proceeds from issuance of new shares	508,807	270,180	—
Proceeds from issuance of convertible bonds	—	203,763	195,800
Proceeds from issuance of corporate bonds	—	492,315	—
Proceeds from exercise of employee stock options	8,743	9,483	3,229
Repayment of promissory notes	—	—	(30,000)
Proceeds from non-controlling interest-capital contribution	132,082	276,771	108,000
Net cash from financing activities	537,078	676,683	173,458
Net increase in cash and cash equivalent	416,719	140,662	104,007
Cash and cash equivalent at the beginning of the year	603,036	462,483	358,490
Effects of exchange rate changes on the balance of cash held in foreign currencies	(14,554)	(109)	(14)
Cash and cash equivalent at the end of the year	1,005,201	603,036	462,483

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

1.	General information

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

The Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

These financial statements are presented in US dollars, unless otherwise stated.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2015

In the current year, the Group has adopted the following amendments to IFRSs that are mandatorily effective for an accounting period that begins on or after January 1, 2015. Such adoption did not have a material effect on the Group’s consolidated financial statements.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2015 (continued)

Annual Improvements to IFRSs 2010–2012 Cycle

The amendments to IAS 24 clarify that the reporting entity is not required to disclose the compensation paid by the management entity (as a related party) to the management entity’s employee or directors, but it is required to disclose the amounts charged to the reporting entity by the management entity for services provided. The amendments are effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRSs 2011–2013 Cycle

The amendments to IFRS 3 clarify that IFRS 3 does not apply to the accounting for the formation of any joint arrangement under IFRS 11 in the financial statements of the joint arrangement. The amendments are prospectively effective for annual periods beginning on or after July 1, 2014 with early adoption permitted.

(b)	New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRSs	Effective date

IFRS 9 — Financial Instruments	On or after July 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2017
IFRS 16 — Leases	On or after January 1, 2019
Amendments to IFRS 11 — Accounting for acquisitions of interests in joint operations	On or after January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 — Investment entities: applying the consolidation exception	On or after January 1, 2016
Amendments to IAS 1 — Disclosure initiative	On or after January 1, 2016
Amendments to IAS 16 and IAS 38 — Clarification of acceptable methods of depreciation and amortization	On or after January 1, 2016
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its associate or joint venture	On or after January 1, 2016
Amendments to IAS 27 — Equity method in separate financial statements	On or after January 1, 2016
Amendments to IFRSs — Annual Improvements to IFRSs 2012–2014 Cycle	On or after January 1, 2016

The Group is in the process of evaluating the impact of the new standards or amendments on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(c)	New Hong Kong Companies Ordinance (Cap. 622)

The requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year, as a result, there are changes to presentation and disclosures of certain information in the consolidated financial statements. Major changes include: (i) Parent company balance sheet is no longer required to be presented as a primary statement. It is presented in the notes to the financial statements; (ii) More extensive disclosures are required for the benefits and interests of directors.

3.	Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with all applicable IFRS issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

3.	Significant accounting policies (continued)

Basis of preparation (continued)

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

3.	Significant accounting policies (continued)

Basis of consolidation (continued)

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

3.	Significant accounting policies (continued)

Investments in associates (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

3.	Significant accounting policies (continued)

Investments in joint ventures

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

3.	Significant accounting policies (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

3.	Significant accounting policies (continued)

Foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Untied States dollar (“US dollar”), which is the Company’s functional and the Group’s presentation currency.

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

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.	Significant accounting policies (continued)

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

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state-managed retirement plan at a main rate equal to 20.0% to 21.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 38.

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

For the year ended December 31, 2015

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

3.	Significant accounting policies (continued)

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

Land use right

Land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

3.	Significant accounting policies (continued)

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

3.	Significant accounting policies (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

3.	Significant accounting policies (continued)

Financial assets (continued)

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

Financial assets at FVTPL (including foreign currency forward contracts, cross currency swap contracts, put option and financial products sold by banks) are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ’other gains and losses’ line item.

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

Financial assets (continued)

Available-for-sale financial assets (AFS financial assets) (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

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

3.	Significant accounting policies (continued)

Financial assets (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Convertible Bonds (continued)

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

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL (including cross currency swap contracts) when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 39.

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

Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 39.

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

For the year ended December 31, 2015

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

Key sources of estimation uncertainty (continued)

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly. Further details on share-based compensation are disclosed in note 38.

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

As at December 31, 2015, a deferred tax asset of US$0.4 million (December 31, 2014: US$0.5 million and December 31, 2013: nil) in relation to unused tax losses recognized in the Group’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 10.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

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

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 39 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

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

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Group’s trade and other receivable at the end of the reporting period is disclosed in Note 26.

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

5.	Segment information (continued)
	Revenue from external customers
	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
United States	776,223	855,792	1,002,699
Mainland China and Hong Kong	1,066,558	852,204	836,771
Eurasia*	393,634	261,970	229,494
	2,236,415	1,969,966	2,068,964

*	Not including Mainland China and Hong Kong

The Group’s operating revenue by product and service type is detailed below:

	Revenue by product and service type
	year ended 12/31/15	year ended 12/31/14	year ended 12/31/13
	USD’000	USD’000	USD’000
Sales of wafers	2,134,943	1,864,524	1,952,774
Mask making, testing and others	101,472	105,442	116,190
	2,236,415	1,969,966	2,068,964

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

	Property, plant and equipment
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
United States	95	124	33
Europe	5	4	4
Taiwan	122	9	14
Hong Kong	3,040	3,240	3,440
Mainland China	3,900,556	2,991,709	2,525,343
	3,903,818	2,995,086	2,528,834

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

6.	Significant customers

The following table summarizes net revenue or gross accounts receivable for customers which accounted for 10% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2015	2014	2013	2015	2014	2013
Customer A	366,696	483,430	473,699	75,643	107,475	109,778
Customer B	324,267	*	*	50,068	*	*
Customer C	215,527	*	270,230	25,548	*	19,619
Customer D	168,352	*	*	55,852	*	*
Customer A	16%	25%	23%	19%	25%	31%
Customer B	15%	*	*	13%	*	*
Customer C	10%	*	13%	6%	*	6%
Customer D	8%	*	*	14%	*	*

*	Less than 10% of net revenue and gross accounts receivable in the period.

7.	Other operating income (expense), net

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	28,949	13,904	33,996
Gain on disposal of subsidiaries	—	—	28,304
(Loss) gain on deconsolidation of subsidiaries	(57)	(208)	5,419
Others	2,702	510	151
	31,594	14,206	67,870

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2015, 2014 and 2013 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

8.	Finance costs
	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	6,782	19,245	45,924
— not wholly repayable within five years	202	—	1,440
Interest on convertible bonds	13,238	9,614	1,173
Interest on corporate bonds	22,253	5,554	—
Accretion of interest to preferred shareholders of a subsidiary	—	—	1,683
Total interest expense for financial liabilities not classified as at FVTPL	42,475	34,413	50,220
Less: amounts capitalized	(30,257)	(13,698)	(15,828)
	12,218	20,715	34,392

The weighted average effective interest rate on funds borrowed generally is 3.75% per annum (2014: 2.91% per annum and 2013: 4.42% per annum).

9.	Other gains and losses, net

For the year ended December 31, 2015, other gains or losses, net were US$55.6 million (2014: US$18.2 million and 2013: US$4.0 million), within which the changes of fair value of the financial products were US$22.5 million (2014: US$14.5 million and 2013: US$0.4 million) and the changes of far value of the derivative financial instruments were US$28.9 million (2014: nil and 2013: nil).

10.	Income taxes

Income tax recognized in profit or loss

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	(47)	1,226	957
Deferred tax	6,665	(591)	(783)
Current tax — Land Appreciation Tax	1,923	11,154	3,956
Total income tax expense raised in the current year	8,541	11,789	4,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

10.	Income taxes (continued)

Income tax recognized in profit or loss (continued)

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Profit before tax	230,864	138,050	178,597
Income tax expense calculated at 15% (2014: 15% and 2013:15%)	34,630	20,708	26,790
Effect of expenses not deductible for tax purpose	—	—	1,247
Effect of tax holiday and tax concession	(54,483)	(12,032)	(3,045)
Tax losses for which no deferred tax assets were recognized	25,732	20,134	—
Utilization of previously unrecognized tax losses and temporary differences	(3,687)	(32,818)	(23,042)
Effect of different tax rates of subsidiaries operating in other jurisdictions	4,226	6,387	(641)
Others	488	(71)	(578)
Land Appreciation Tax (after tax)	1,635	9,481	3,399
Income tax expense	8,541	11,789	4,130

The tax rate used for the 2015, 2014 and 2013 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	—	—	73
Income tax payable — Others	355	103	85
	355	103	158

10.	Income taxes (continued)

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Deferred tax assets	44,942	44,383	43,890
Deferred tax liabilities	(7,293)	(69)	(167)
	37,649	44,314	43,723

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Deferred tax assets
Net operating loss carry forwards	419	524	—
Property plant and equipment	44,523	43,859	43,890
Deferred tax assets	44,942	44,383	43,890
Deferred tax liabilities
Capitalized interest	(3)	(69)	(167)
Property plant and equipment	(7,290)	—	—
Deferred tax liabilities	(7,293)	(69)	(167)

2015.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,859	(6,626)	37,233
Capitalized interest	(69)	66	(3)
Others	524	(105)	419
	44,314	(6,665)	37,649

2014.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,890	(31)	43,859
Capitalized interest	(167)	98	(69)
Others	—	524	524
	43,723	591	44,314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

10.	Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

Under the Law of the People’s Republic of China (the “PRC”) on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation.

The EIT law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies.

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

10.	Income taxes (continued)

Deferred tax balances (continued)

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 15% in 2015 (2014: 15% and 2013: 12.5%).

2)	Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

3)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024. After that, the income tax rate will be 15%.

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Circular No. 27, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of December 31, 2015 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

10.	Income taxes (continued)

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$577.3 million (December 31, 2014: US$532.8 million and December 31, 2013: US$851.7 million) due to the unpredictability of future profit streams, of which US$228.0 million, US$156.2 million, US$8.9 million, US$81.3 million and US$102.9 million will expire in 2016, 2017, 2018, 2019 and 2020, respectively.

11.	Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

11.1	Impairment losses (reversal of impairment losses) on trade receivables

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 26)	528	1,616	617
Reversal of allowance on doubtful trade receivables (see Note 26)	(541)	(59)	(1,213)
	(13)	1,557	(596)

11.2	Depreciation and amortization expense

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	473,008	506,366	501,923
Amortization of intangible assets and land use right	50,541	43,102	44,987
Total depreciation and amortization expense	523,549	549,468	546,910

11.3	Employee benefits expense

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	299,267	249,622	233,025
Bonus	107,859	50,157	68,618
Paid annual leave	66	796	541
Non-monetary benefits	21,414	17,231	17,937
Equity-settled share-based payments (Note 38)	18,329	18,388	16,402
Total employee benefits expense	446,935	336,194	336,523

11.	Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.4	Royalties expense

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Royalties expense	36,262	26,344	32,546

11.5	Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$40.2 million, US$57.3 million and US$145.8 million and recognized US$34.3 million, US$37.4 million and US$26.9 million as reductions of certain R&D expenses in 2015, 2014 and 2013 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$4.9 million, US$21.4 million and US$7.1 million and recognized US$4.9 million, US$21.4 million and US$7.1 million as reduction of interest expense in 2015, 2014 and 2013 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

11.6	Auditors’ remuneration

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Audit services	1,322	1,568	1,187
Non-audit services	65	94	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

12.	Directors’ remuneration

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Salaries	2,384	2,216	1,756
Equity-settled share-based payments	1,550	1,305	1,504
	3,934	3,521	3,260

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

The Group granted 30,917,241, 7,773,789 and 27,083,220 options to purchase ordinary shares of the Company to the directors in 2015, 2014 and 2013, respectively. During the year ended December 31, 2015, 18,353,433 stock options were exercised and 1,117,811 stock options were expired. During the year ended December 31, 2014, 1,123,074 stock options were exercised and 3,369,223 stock options were expired. And during the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired.

The Group granted 10,804,985, 2,910,836 and nil RSUs to purchase ordinary shares of the Company to the directors in 2015, 2014 and 2013, respectively. During the year ended December 31, 2015, 12,377,826 RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2014, 12,250,480 RSUs automatically vested and no RSUs were forfeited. And during the year ended December 31, 2013, 11,650,116 RSUs automatically vested and no RSUs were forfeited.

In 2015, 2014 and 2013, no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. In 2015, 2014 and 2013, no directors waived any emoluments.

(a)	Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
William Tudor Brown	47	47	94
Sean Maloney	50	46	96
Lip-Bu Tan	70	—	70
Frank Meng***	28	6	34
Carmen I-Hua Chang	42	149	191
	237	248	485

12.	Directors’ remuneration (continued)

(a)	Independent non-executive directors (continued)

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2014
William Tudor Brown	57	90	147
Sean Maloney	62	87	149
Lip-Bu Tan	92	1	93
Frank Meng***	76	18	94
Carmen I-Hua Chang	13	59	72
	300	255	555

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng***	54	36	90
	184	156	340

There were no other emoluments payable to the independent non-executive directors during the year (2014: Nil and 2013: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Executive directors:
Zhou Zixue	225	873	1,098
Zhang Wenyi*	578	32	610
Tzu-Yin Chiu**	918	130	1,048
Gao Yonggang	376	201	577
	2,097	1,236	3,333
Non-executive director:
Chen Shangzhi	50	—	50
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Ren Kai	—	66	66
	50	66	116

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2014
Executive directors:
Zhang Wenyi*	524	124	648
Tzu-Yin Chiu**	973	442	1,415
Gao Yonggang	307	399	706
	1,804	965	2,769
Non-executive director:
Chen Shangzhi	61	3	64
Lawrence Juen-Yee Lau	51	82	133
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	112	85	197
F-44

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director (continued)

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi*	391	274	665
Tzu-Yin Chiu**	963	901	1,864
Gao Yonggang	142	101	243
	1,496	1,276	2,772
Non-executive director:
Chen Shangzhi	54	10	64
Lawrence Juen-Yee Lau	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	76	72	148

*	Zhang Wenyi resigned as chairman of the Board and an executive director with effect from March 6, 2015.

**	Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

***	Frank Meng resigned as an independent non-executive director with effect from June 26, 2015.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

13.	Five highest paid employees

The five highest paid individuals during the year included two (2014: three and 2013: two) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining three (2014: two and 2013: three) non-directors, highest paid individuals (including one former director who resigned as an executive director in 2015) for the year are as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Salaries and other benefits	962	633	955
Bonus	636	328	386
Stock option benefits	552	473	566
	2,150	1,434	1,907

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

13.	Five highest paid employees (continued)

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2015, 2014 and 2013, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2015	2014	2013
HK$3,500,001 (US$451,605) to HK$4,000,000 (US$516,119)	—	—	1
HK$4,500,001 (US$580,635) to HK$5,000,000 (US$645,150)	1	—	—
HK$5,000,001 (US$645,151) to HK$5,500,000 (US$709,665)	—	1	1
HK$5,500,001 (US$709,666) to HK$6,000,000 (US$774,180)	1	1	1
HK$6,000,001 (US$774,181) to HK$6,500,000 (US$838,695)	1	—	—
	3	2	3

14.	Earnings per share
	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD	USD	USD
Basic earnings per share	0.01	0.00	0.01
Diluted earnings per share	0.01	0.00	0.01

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Profit for the year attributable to owners of the Company	253,411	152,969	173,177
Earnings used in the calculation of basic earnings per share	253,411	152,969	173,177
Weighted average number of ordinary shares for the purposes of basic earnings per share	38,960,416,674	33,819,162,742	32,063,137,846

14.	Earnings per share (continued)

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	253,411	152,969	173,177
Interest expense from convertible bonds	13,238	9,614	1,173
Earnings used in the calculation of diluted earnings per share	266,649	162,583	174,350

The weighted average number of ordinary shares used in the calculation of basic earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of diluted earnings per share as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	38,960,416,674	33,819,162,742	32,063,137,846
Employee option and restricted share units	369,448,306	343,030,318	237,913,672
Convertible bonds	3,932,570,996	2,931,293,510	288,027,267
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	43,262,435,976	37,093,486,570	32,589,078,785

During the year ended December 31, 2015, the Group had 403,670,171 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2014, the Group had 528,860,129 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2013, the Group had 785,159,938 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

15.	Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2015 (December 31, 2014: Nil and December 31, 2013: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

16.	Assets classified as held for sale
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	72,197	44	3,265

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

17.	Property, plant and equipment

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398
Transfer from (out) CIP	6,896	366,298	13,652	(386,846)	—
Addition	—	—	—	977,487	977,487
Disposals	(635)	(23,486)	(1,611)	(3,471)	(29,203)
Balance at December 31, 2014	325,344	8,472,186	120,072	1,088,080	10,005,682
Transfer from (out) CIP	263,476	985,820	14,966	(1,264,262)	—
Addition	—	—	—	1,498,201	1,498,201
Disposals	—	(53,550)	(180)	(654)	(54,384)
Reclassified as held for sale	—	—	—	(114,534)	(114,534)
Balance at December 31, 2015	588,820	9,404,456	134,858	1,206,831	11,334,965

17.	Property, plant and equipment (continued)

				Construction
		Plant and	Office	in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163		501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564
Disposal	(170)	(21,687)	(1,610)	(867)	(24,334)
Depreciation expense	13,377	476,044	16,945	—	506,366
Balance at December 31, 2014	121,680	6,758,071	103,514	27,331	7,010,596
Disposal		(51,840)	(180)	(437)	(52,457)
Depreciation expense	13,858	451,027	8,123	—	473,008
Balance at December 31, 2015	135,538	7,157,258	111,457	26,894	7,431,147

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834
Balance at December 31, 2014	203,664	1,714,115	16,558	1,060,749	2,995,086
Balance at December 31, 2015	453,282	2,247,198	23,401	1,179,937	3,903,818

Construction in progress

The construction in progress balance of approximately US$1,180 million as of December 31, 2015, primarily consisted of US$274 million and US$392 million of the manufacturing equipment acquired to further expand the production capacity at our two 12” fabs in Beijing and one 12” fab in Shanghai, respectively, and US$136 million of the manufacturing equipment acquired to further expand the production capacity at the 8” fab in Shenzhen. The amount of US$59 million was for acquiring the manufacturing equipment in relation to bumping services in Jiangyin. In addition, the amount of US$77 million was related to the headquarter building in Shanghai and other US$242 million was in relation to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2016.

Impairment losses recognized in the year

In 2015, 2014 and 2013, the Group didn’t record any impairment loss of property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

17.	Property, plant and equipment (continued)

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$324 million (2014: approximately US$306 million and 2013: approximately US$1,000 million) have been pledged to secure borrowings of the Group (see Note 31). The plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

18.	Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Additions	37,595
Expired and disposal	(15,295)
Balance at December 31, 2014	370,721
Additions	65,269
Expired and disposal	(44,813)
Balance at December 31, 2015	391,177
Accumulated amortization and impairment
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Amortization expense for the year	41,046
Expired and disposal	(11,303)
Balance at December 31, 2014	162,899
Amortization expense for the year	48,812
Expired and disposal	(44,813)
Balance at December 31, 2015	166,898
Balance at December 31, 2013	215,265
Balance at December 31, 2014	207,822
Balance at December 31, 2015	224,279

19.	Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)#	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Advanced Technology Research & Development (Shanghai) Corporation	PRC	Ordinary	US$	99,000,000	Directly	89.697%	89.697%	Manufacturing and trading of semiconductor products
SMIC Holdings Corporation	PRC	Ordinary	US$	50,000,000	Directly	100%	100%	Investment holding
SJ Semiconductor Corporation	Cayman Islands	Ordinary and preferred	US$	3,335	Directly	55.277%	55.277%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	US$	937,500,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	500,000,000	Indirectly	100%	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	15,900,000	Indirectly	99%	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC	Ordinary		—	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	55.277%	55.277%	Investment holding
SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”)#	PRC	Ordinary	US$	179,500,000	Indirectly	55.277%	55.277%	Bumping and circuit probe testing activities

#	Abbreviation for identification purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

19.	Subsidiaries (continued)

During this year, the Company lost control of Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”) and Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”), but still has significant influence over both of them. The Company recorded its ownership of Shanghai Xinxin and Shanghai Chengxin as investment in joint ventures. Please refer to Note 21 for details.

Details of non-wholly owned subsidiaries that have material non-controlling interests (“NCI”)

The table below shows details of a non-wholly owned subsidiary of the Company that have material non-controlling interests:

	Place of	Proportion of ownership interests
	establishment	and voting rights held by			Profit (loss) allocated to			Accumulated
Name of company	and operation	non-controlling interests			non-controlling interests			non-controlling interests
		12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
					USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Semiconductor Manufacturing North China(Beijing) Corporation (“SMNC”)	Beijing, PRC	45.0%	45.0%	45.0%	(25,596)	(26,353)	1,410	371,446	335,057	109,410
SJ Semiconductor Corporation	Cayman Islands	44.7%	49.0%	N/A	(5,077)	(424)	N/A	79,621	24,076	N/A
Total					(30,673)	(26,777)	1,410	451,067	359,133	109,410

Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) shared part of Group’s advance-technology R&D expenses in 2014 and had the start-up cost in 2015, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreements entered into by the Group and the NCI of SMNC, additional capital injection into SMNC was completed in 2015 and 2014. The additional capital injection from NCI amounted to US$61.9 million in 2015 and US$252 million in 2014 respectively.

According to the joint venture agreements entered into by the Company and the NCI of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2015 and 2014. The additional capital injection from NCI amounted to US$60.0 million in 2015 and US$24.5 million in 2014 respectively.

Summarized financial information in respect of the Company’s subsidiary that has material non- controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

19.	Subsidiaries (continued)

SMNC

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current assets	381,640	659,596	243,719
Non-current assets	917,719	550,859	—
Current liabilities	(350,298)	(347,217)	(586)
Non-current liabilities	(123,626)	(118,667)	—
Net assets	825,435	744,571	243,133
Equity attributable to owners of the Company	453,989	409,514	133,723
Non-controlling interests	371,446	335,057	109,410

	Year ended	Year ended	Year ended
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Revenue	4,721	—	—
Expense	(64,032)	(65,058)	(709)
Other income	2,430	6,496	3,843
Profit (loss) for the year	(56,881)	(58,562)	3,134
Profit (loss) attributable to owners of the Company	(31,285)	(32,209)	1,724
Profit (loss) attributable to the non-controlling interests	(25,596)	(26,353)	1,410
Profit (loss) for the year	(56,881)	(58,562)	3,134
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive income (loss) attributable to owners of the Company	(31,285)	(32,209)	1,724
Total comprehensive income (loss) attributable to the non-controlling interests	(25,596)	(26,353)	1,410
Total comprehensive income (loss) for the year	(56,881)	(58,562)	3,134
Dividends paid to non-controlling interests	—	—	—
Net cash (outflow) inflow from operating activities	(71,817)	7,758	1,959
Net cash outflow from investing activities	(173,535)	(436,449)	(164,810)
Net cash inflow from financing activities	137,500	560,000	240,000
Net cash (outflow) inflow	(107,852)	131,309	77,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

19.	Subsidiaries (continued)

SJ Semiconductor Corporation and its subsidiaries

	12/31/15	12/31/14
	USD’000	USD’000
Current assets	164,495	49,901
Non-current assets	66,772	59
Current liabilities	(18,904)	(825)
Non-current liabilities	(34,331)	—
Net assets	178,032	49,135
Equity attributable to owners of the Company	98,411	25,059
Non-controlling interests	79,621	24,076

	Year ended	Year ended
	12/31/15	12/31/14
	USD’000	USD’000
Revenue	1,543
Expense	(9,621)	(175)
Other expense	(3,274)	(690)
Loss for the year	(11,352)	(865)
Loss attributable to owners of the Company	(6,275)	(441)
Loss attributable to the non-controlling interests	(5,077)	(424)
Loss for the year	(11,352)	(865)
Other comprehensive income attributable to owners of the Company	—	—
Other comprehensive income attributable to the non-controlling interests	—	—
Other comprehensive income for the year	—	—
Total comprehensive loss attributable to owners of the Company	(6,275)	(441)
Total comprehensive loss attributable to the non-controlling interests	(5,077)	(424)
Total comprehensive loss for the year	(11,352)	(865)
Dividends paid to non-controlling interests	—	—
Net cash outflow from operating activities	(9,841)	(38)
Net cash outflow from investing activities	(60,336)	(67)
Net cash inflow from financing activities	175,211	50,000
Net cash inflow	105,034	49,895

20.	Investments in associates

Details of the Group’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

Name of company	Place of establishment	Class of share	Proportion of ownership interest and voting power held by the Group
	and operation	held	12/31/15	12/31/14	12/31/13
Toppan SMIC Electronic (Shanghai) Co., Ltd. (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd. (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.8%	47.8%	48.7%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)	Jiangsu, PRC	Ordinary	19.6%	NA	NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	8.8%*	NA	NA
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	45.0%	45.0%	NA
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)**	Beijing, PRC	Ordinary	32.6%	32.6%	NA
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune- Tech Qitai”)**	Shanghai, PRC	Ordinary	33.0%	NA	NA
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)**	Shanghai, PRC	Ordinary	66.2%*	NA	NA
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”)**	Jiangsu, PRC	Ordinary	44.8%	NA	NA

* In accordance with investment agreements, the Group has significant influence over Fortune-Tech Zaixing and Sino IC Leasing.

** The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of the Group, as set out in Note 19. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The Group’s joint ventures and available-for-sale investments invested indirectly through the Fund are disclosed in Note 21 and Note 23, respectively.

All of these associates are accounted for using the equity method in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

20.	Investments in associates (continued)

In December 2014, the Company entered into an investment agreement through SilTech Shanghai with Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) and China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”) to set up Changjiang Xinke. The Group paid US$102 million to obtain 19.6% of total shares and 1 of 7 board seats. Changjiang Xinke and China IC Fund set up Suzhou Changdian Xinpeng Investment Ltd., Co. (“Changdian Xinpeng”) which acquired Stats ChipPAC Limited (“Stats ChipPAC”), a public company listed in Singapore capital market before acquired by Changdian Xinpeng. The investment was made in 2015 and the acquisition was completed in the same year.

Furthermore, JCET granted the Company an option to sell the shares of Changjiang Xinke to JCET at an exercise price equivalent to the Company’s initial investment plus an annual return rate at any time after Stats ChipPAC was acquired. Please refer to note 22.

Summarized financial information in respect of the Group’s material associates are set out below.

Toppan

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current assets	51,661	44,538	47,554
Non-current assets	22,554	28,789	22,660
Current liabilities	(2,062)	(311)	(2,117)
Non-current liabilities	—	—	—
Net assets	72,153	73,016	68,097

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Total revenue	20,782	23,498	23,796
Profit for the year	3,267	5,493	7,364
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	3,267	5,493	7,364
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Net assets of the associate	72,153	73,016	68,097
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	21,646	21,905	20,429

20.	Investments in associates (continued)

Changjiang Xinke

12/31/15
USD’000
Current assets	445,709
Non-current assets	1,837,445
Current liabilities	(581,838)
Non-current liabilities	(1,093,368)
Net assets	607,948
Equity attributable to owners of the associate	455,862
Non-controlling interests	152,086

Year ended
12/31/15
USD’000
Total revenue	519,582
Loss for the year	(67,135)
Loss attributable to owners of the associate	(65,589)
Loss attributable to the non-controlling interests	(1,546)
Loss for the year	(67,135)
Other comprehensive income for the year	16,224
Total comprehensive loss for the year	(50,911)
Total comprehensive loss attributable to owners of the associate	(51,473)
Total comprehensive income attributable to the non-controlling interests	562
Total comprehensive loss for the year	(50,911)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/15
USD’000
Equity attributable to owners of the associate	455,862
Proportion of the Group’s ownership interest in Changjiang Xinke	19.6%
Carrying amount of the Group’s interest in Changjiang Xinke	89,395

Fortune-Tech Zaixing

12/31/15
USD’000
Current assets	15,513
Non-current assets	7,581
Current liabilities	(3)
Non-current liabilities	—
Net assets	23,091

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

20.	Investments in associates (continued)

Fortune-Tech Zaixing (continued)

Year ended 12/31/15
USD’000
Total revenue	—
Loss for the year	(178)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(178)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/15
USD’000
Net assets of the associate	23,091
Proportion of the Group’s ownership interest in Fortune-Tech Zaixing	66.2%
Carrying amount of the Group’s interest in Fortune-Tech Zaixing	15,292

Sino IC Leasing

12/31/15
USD’000
Current assets	502,454
Non-current assets	21,374
Current liabilities	(8,679)
Non-current liabilities	(190,021)
Net assets	325,128

Year ended 12/31/15
USD’000
Total revenue	2,437
Profit for the year	3,761
Other comprehensive income for the year	—
Total comprehensive income for the year	3,761
Dividends received from the associate during the year	—

20.	Investments in associates (continued)

Sino IC Leasing (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/15
USD’000
Net assets of the associate	325,128
Proportion of the Group’s ownership interest in Sino IC Leasing	8.8%
Carrying amount of the Group’s interest in Sino IC Leasing	28,736

21.	Investments in joint ventures

Details of the Group’s joint ventures, which are all unlisted companies invested indirectly through China IC Captial Co., Ltd, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/15	12/31/14	12/31/13
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	NA	NA
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	42.0%	NA	NA

Summarized financial information in respect of the Group’s material joint venture is set out below.

Shanghai Xinxin

12/31/15
USD’000
Current assets	4,917
Non-current assets	28,631
Current liabilities	(3,287)
Non-current liabilities	—
Net assets	30,261

Year ended 12/31/15
USD’000
Total revenue	—
Loss for the year	(609)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(609)
Dividends received from the joint venture during the year	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

21.	Investments in joint ventures (continued)

Shanghai Xinxin (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

12/31/15
USD’000
Net assets of the joint venture	30,261
Proportion of the Group’s ownership interest in Shanghai Xinxin	49.0%
Carrying amount of the Group’s interest in Shanghai Xinxin	14,829

22.	Derivative financial instrument

As of December 31, 2015, the amount of the derivative financial instrument was US$30.2 million (2014: nil and 2013: nil), which is a put option granted by JCET to sell the shares of Changjiang Xinke to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of the Company), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET). The fair value change of the derivative financial instrument was US$30.2 million for the year ended 2015 (2014: nil and 2013: nil). Please refer to note 20 for more details of the put option and refer to note 39 for valuation techniques of the put option.

23.	Other assets

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Available-for-sale investment	19,750	15,081	1,278
Others	12,328	15,786	4,959
Non-current	32,078	30,867	6,237

Available-for-sale investments are primarily fund companies and investment projects invested indirectly through China IC Capital Co., Ltd in the integrated circuits industry.

24.	Other financial assets

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	172	—	—
Short-term investments
Financial products sold by banks	257,583	616,862	240,311
Bank deposits will mature over 3 months	25,125	27,209	—
	282,880	644,071	240,311

25.	Inventories

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Raw materials	88,134	65,598	56,242
Work in progress	225,475	179,047	180,710
Finished goods	73,717	71,396	49,299
	387,326	316,041	286,251

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision (reversal) was US$(13.3) million (2014: US$29.6 million and 2013: US$(0.1) million).

26.	Trade and other receivables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Trade receivables	399,200	424,661	352,872
Allowance for doubtful debts	(41,976)	(42,014)	(44,643)
	357,224	382,647	308,229
Other receivables and refundable deposits	142,622	73,741	71,132
	499,846	456,388	379,361

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The Group determines its allowance for doubtful debts based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Group recognized US$0.5 million, US$1.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended December 31, 2015, 2014 and 2013 respectively. The Group reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, financial performance, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2015, 2014 and 2013, US$125.7 million, US$131.3 million and US$129.4 million respectively are due from the Group’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

26.	Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Within 30 days	177,542	167,137	166,117
31–60 days	151,377	122,387	110,470
Over 60 days	70,281	135,137	76,285
Total	399,200	424,661	352,872

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current	312,479	270,220	269,740
Past due but not impaired
Within 30 days	39,737	55,412	24,480
31–60 days	3,534	20,915	10,068
Over 60 days	1,474	36,100	3,941
Total	357,224	382,647	308,229
Average overdue days	23	74	40

Movement in the allowance for doubtful debts

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Balance at beginning of the year	42,014	44,643	45,340
Addition in allowance for doubtful debts	528	1,616	617
Amounts written off during the year as uncollectible	(25)	(4,186)	(101)
Reversal of allowance for doubtful debts	(541)	(59)	(1,213)
Balance at end of the year	41,976	42,014	44,643

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

26.	Trade and other receivables (continued)

Trade receivables (continued)

Age of impaired trade receivables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Within 30 days	315	306	192
31–60 days	122	338	89
Over 60 days	41,539	41,370	44,362
Total	41,976	42,014	44,643

27.	Restricted cash

As of December 31, 2015, 2014 and 2013, restricted cash consisted of US$1.1 million, US$0.6 million and US$35.7 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$74.0 million, US$135.4 million and US$111.9 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of December 31, 2015 the restricted cash of US$227.3 million was from a low interest cost entrusted loan granted by CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Company expects to spend the restricted cash within the next 12 months.

As of December 31, 2014 the restricted cash of US$102 million was for the co-investment in the proposed acquisition of STATS ChipPAC through Changjiang Xinke. On June 18, 2015, the amount of US$102 million was applied as a capital contribution for 19.6% equity interest in Changjiang Xinke, which is accounted as an associate of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

28.	Shares and issued capital

Fully paid ordinary shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee share option plan and RSU (see note 38)	112,167,478	45	6,641
The Company purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846
Issuance of shares under the Company’s employee share option plan and RSU (see note 38)	215,677,649	86	18,422
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	196,161
Ordinary shares issued at November 21, 2014	669,468,952	268	51,523
Ordinary shares issued at November 27, 2014	268,642,465	107	20,678
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630
Issuance of shares under the Company’s employee share option plan and RSU (see note 38)	232,284,137	93	20,819
Ordinary shares issued at June 8, 2015	4,700,000,000	1,880	397,580
Ordinary shares issued at September 25, 2015	323,518,848	130	27,392
Ordinary shares issued at October 9, 2015	961,849,809	385	81,440
Balance at December 31, 2015	42,073,748,961	16,830	4,903,861

On February 12, 2015, the Company entered into a share purchase agreement with China IC Fund. Pursuant to the share purchase agreement, the Company proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share. The net proceeds are recorded as share capital of approximately US$1.9 million and share premium of approximately US$397.6 million in the statements of financial position. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

28.	Shares and issued capital (continued)

Fully paid ordinary shares (continued)

On November 6, 2008 and April 18, 2011, respectively, the Company entered into share purchase agreements with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) and Country Hill Limited (“Country Hill”) which granted each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill a pre-emptive right to subscribe for additional shares if the Company issues new shares to other investors. On March 2, 2015, the Company received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, Datang and Country Hill entered into agreements with the Company (“2015 Datang Pre-emptive Share Purchase Agreement” and “2015 Country Hill Pre-emptive Share Purchase Agreement”, respectively) to subscribe for 961,849,809 ordinary shares and 323,518,848 ordinary shares of the Company, respectively, at a price of HK$0.6593 per share. On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company.

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 38).

29.	Reserves

Equity-settled employee benefits reserve

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Balance at beginning of year	64,540	55,177	42,232
Arising on share-based payments	18,088	18,388	16,402
Transfer to share premium	(12,169)	(9,025)	(3,457)
Balance at end of year	70,459	64,540	55,177

The above equity-settled employee benefits reserve related to share options and RSUs granted by the Company to the Group’s employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

29.	Reserves (continued)

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Balance at beginning of year	4,229	4,553	3,916
Exchange differences arising on translating the foreign operations	(8,185)	(324)	731
Disposal of subsidiaries	—	—	(94)
Balance at end of year	(3,956)	4,229	4,553

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

Change in value of available-for-sale financial assets

12/31/15
USD’000
Balance at beginning of year	—
Change in value of available-for-sale financial assets during this year	447
Balance at end of year	447

The changes in the carrying amount of available-for-sale financial assets, which were initially recognized at fair value plus transaction costs and subsequently carried at fair value, recognized in other comprehensive income and accumulated under the heading of investments revaluation reserve. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Convertible bonds equity reserve

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Balance at beginning of year	29,564	15,210	—
Recognition of the equity component of convertible bonds	—	14,354	15,210
Balance at end of year	29,564	29,564	15,210

29.	Reserves (continued)

Convertible bonds equity reserve (continued)

The conversion option from the issuance of convertible bonds classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible bond) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible bond, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

30.	Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2015 the Group did not make any appropriation to non-distributable reserves. As of December 31, 2015, 2014 and 2013, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$4,939 million at December 31, 2015 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2015, reserve and capital of approximately US$4,969 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2015, 2014 and 2013 the Company did not declare or pay any cash dividends on the ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

31.	Borrowings

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	62,872	115,084	219,727
	62,872	115,084	219,727
Long-term debt by contracts
2012 USD Loan (SMIC Shanghai) (ii)	—	—	201,000
2013 USD Loan (SMIC Shanghai) (iii)	10,760	221,520	260,000
2015 USD Loan (SMIC Shanghai) (iv)	52,854	—	—
2015 RMB Loan I (SMIC Shanghai) (v)	154,095	—	—
2015 RMB Loan II (SMIC Shanghai) (vi)	73,195	—	—
2015 EXIM RMB Loan (SMIC Shanghai) (vii)	73,966	—	—
2012 USD Loan (SMIC Beijing) (viii)	—	—	260,000
2013 EXIM USD Loan (SMIC Beijing) (ix)	—	40,000	40,000
2013 CIDC RMB Entrust loan (SMIC Beijing) (x)	—	2,450	10,795
2014 EXIM RMB Loan (SMIC Beijing) (xi)	36,983	39,200	—
2015 CDB RMB Loan (SMIC Beijing) (xii)	30,048	—	—
2015 RMB Entrust Loan (SJ Jiangyin) (xiii)	14,331	—	—
2015 CDB USD Loan (SJ Jiangyin) (xiv)	20,000	—	—
	466,232	303,170	771,795
Less: current maturities of long-term debt	50,196	46,970	170,820
Non-current maturities of long-term debt	416,036	256,200	600,975
Borrowing by repayment schedule:
Within 1 year	113,068	162,054	390,547
Within 1–2 years	15,830	125,200	209,965
Within 2–5 years	172,916	131,000	367,990
Over 5 years	227,290	—	23,020
	529,104	418,254	991,522

Summary of borrowing arrangements

(i)	As of December 31, 2015, the Group had 29 short-term credit agreements that provided total credit facilities up to US$1,414.6 million on a revolving credit basis. As of December 31, 2015, the Group had drawn down US$62.9 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 4.20% in 2015.

(ii)	In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. SMIS had drawn down US$268 million and repaid the outstanding balance on this loan facility in advance by December 2014.

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)	In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 4.33% to 4.89% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

(iv)	In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down US$66.1 million and repaid US$13.2 million on this loan facility. The outstanding balance of US$52.9 million is repayable from June 2016 to December 2019. The interest rate on this loan facility ranged from 1.21% to 1.75% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

(v)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB1,000 million (approximately US$154.1 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2015.

(vi)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB475 million (approximately US$73.2 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2015.

(vii)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2015, SMIS had drawn down RMB480 million (approximately US$74.0 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(viii)	In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12-inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2014, SMIB had drawn down US$260 million and repaid the outstanding balance on this loan facility in advance by September 2014.

(ix)	In June 2013, SMIB entered into a USD Loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty-six-month bank facility was used for working capital purposes. As of December 31, 2015, SMIB had drawn down US$40 million on this loan facility. The principal amount was repaid in August 2015. The interest rate on this loan facility was 3.33% in 2015.

(x)	In June 2013, SMIB entered into a RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which was unsecured. This two-year entrust loan facility was used for working capital purposes. SMIB drawn down RMB70 million (approximately US$10.8 million) and had repaid the outstanding balance on this loan facility in advance by May 2015. The interest rate on this loan facility was 12.0% in 2015.

(xi)	In December 2014, SMIB entered into the new RMB Loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2015, SMIB had drawn down RMB240 million (approximately US$37.0 million) on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility ranged from 3.65% to 3.90% in 2015.

(xii)	In December 2015, SMIB entered into the new RMB Loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2015, SMIB had drawn down RMB195 million (approximately US$30.0 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2015.

(xiii)	In July 2015, SJ Jiangyin entered into the new RMB Loan of zero-interest rate, a five-year working capital loan facility in the principal amount of RMB93 million with Jiangyin Science and Technology New City Investment Management Company Ltd, which is unsecured. As of December 31, 2015, SJ Jiangyin had drawn down RMB93 million (approximately US$14.3 million) on this loan facility. The principal amount is repayable in July 2020.

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xiv)	In September 2015, SJ Jiangyin entered into the new USD Loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’s 12-inch bumping fab. The facility is guaranteed by SMIB. As of December 31, 2015, SJ Jiangyin had drawn down US$20 million on this loan facility. The principal amount is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2015.

As of December 31, 2015, property, plant and equipment and land use right with carrying amount of approximately US$324 million (2014: US$308 million and 2013: US$1,007 million) have been pledged to secure borrowings of the Group.

32.	Convertible bonds

(i)	Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”).

The principal terms of the Original Bonds are as follows:

(1)	Denomination of the Original Bonds — The Original Bonds are denominated in USD.

(2)	Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”).

(3)	Interest — The Original Bonds do not bear any cash interest.

(4)	Conversion —

a)	Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the Original Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)	Conversion period — The Bondholder has the right to convert the Original Bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)	Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the Original Bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre- determined).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

(1)	Redemption —

a)	At the option of the Company:

(I)	Redemption at maturity — The Company will redeem the outstanding Original Bonds at principal amount on the Maturity Date.

(II)	Redemption for tax reasons — The Company will redeem all and not only some of the Original Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)	Redemption at the Option — The Company may redeem all and not only some of the Original Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding Original Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Original Bonds at their principal amount.

b)	At the option of the Bondholder:

(I)	Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the Original Bonds.

(II)	Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Original Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(2)	Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the Original Bonds at any price in the open market or otherwise.

(3)	Cancellation — All the Original Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the Original Bonds cancelled will be forwarded to or to the order of the Registrar and such Original Bonds may not be reissued or resold.

32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

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

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at November 7, 2013	179,390	15,210	194,600
Interest charged during 2013	1,173	—	1,173
As at December 31, 2013	180,563	15,210	195,773
Interest charged during 2014	6,593	—	6,593
As at December 31, 2014	187,156	15,210	202,366
Interest charged during 2015	6,910	—	6,910
As at December 31, 2015	194,066	15,210	209,276

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Bonds mature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

32.	Convertible bonds (continued)

(ii)	Issue of US$86.8 million zero coupon convertible bonds due 2018

On May 29, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang and an aggregate principal amount of US$32,200,000 to Country Hill (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre-emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Transaction cost	—
Liability component at the date of issue	(81,235)
Equity component	5,565

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component and equity component of the Original Pre-emptive Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during 2014	1,315	—	1,315
As at December 31, 2014	82,550	5,565	88,115
Interest charged during 2015	2,292	—	2,292
As at December 31, 2015	84,842	5,565	90,407

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Pre-emptive Bonds mature.

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

32.	Convertible bonds (continued)

(iii)	Issue of US$95 million zero coupon convertible bonds due 2018

On June 24, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 (the “Further Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component and equity component of the Further Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at June 24, 2014	87,090	7,148	94,238
Interest charged during 2014	1,650	—	1,650
As at December 31, 2014	88,740	7,148	95,888
Interest charged during 2015	3,362	—	3,362
As at December 31, 2015	92,102	7,148	99,250

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Bonds mature.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

32.	Convertible bonds (continued)

(iv)	Issue of US$22.2 million zero coupon convertible bonds due 2018

On December 4, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$22,200,000 to Datang (the “Further Pre-emptive Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Pre-emptive Bonds and the terms and conditions of the Further Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Further Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Pre-emptive Bonds was approximately US$20.9 million and the equity component was approximately US$1.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	22,200
Premium of convertible bonds	333
Liability component at the date of issue	(20,892)
Equity component	1,641

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The liability component and equity component of the Further Pre-emptive Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 4, 2014	20,892	1,641	22,533
Interest charged during 2014	56	—	56
As at December 31, 2014	20,948	1,641	22,589
Interest charged during 2015	674	—	674
As at December 31, 2015	21,622	1,641	23,263

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Pre-emptive Bonds mature.

The Further Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

The holders of each convertible bond may require the Company to redeem all or some only of the convertible bonds at their principal amount on November 7, 2016. Accordingly, all the convertible bonds disclosed above were classified as current liabilities at December 31, 2015.

33.	Bonds payable

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable	491,181

The movement of the corporate bonds for the year ended December 31, 2015 is set out below:

USD’000
As at October 7, 2014	491,181
Interest charged during 2014	5,554
Interest payable recognized during 2014	(5,156)
As at December 31, 2014	491,579
Interest charged during 2015	22,253
Interest payable recognized during 2015	(20,625)
As at December 31, 2015	493,207

34.	Other liabilities

The amounts of other liabilities as of December 31, 2015 were US$65.8 million (2014: nil and 2013: nil), US$48.0 million (2014: nil and 2013: nil) of which were accrued bonus to be paid later than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

35.	Trade and other payables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Trade payables	885,438	645,414	285,967
Advance receipts from customers	72,865	54,724	41,164
Deposit received	47,468	77,296	48,976
Other payable	41,995	16,927	17,783
	1,047,766	794,361	393,890

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31, 2015, 2014 and 2013, trade payables were US$885.4 million, US$645.4 million and US$286.0 million, within which the payables for property, plant and equipment were US$660.7 million, US$425.1 million and US$117.6 million, respectively.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Within 30 days	788,936	555,556	214,219
Between 31 to 60 days	36,596	25,729	20,295
Over 60 days	59,906	64,129	51,453
	885,438	645,414	285,967

An aged analysis of the accounts payable is as follows:

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current	814,553	599,584	237,337
Overdue:
Within 30 days	24,554	12,520	9,493
Between 31 to 60 days	10,458	4,954	12,299
Over 60 days	35,873	28,356	26,838
	885,438	645,414	285,967

36.	Accrued liabilities

The amounts of accrued liabilities as of December 31, 2015, 2014 and 2013 were US$132.5 million, US$131.1 million and US$127.6 million, within which the amounts of accrued payroll expenses were US$71.5 million, US$62.5 million and US$55.5 million, respectively.

37.	Other financial liabilities

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Cross currency swap contracts	1,459	—	—
	1,459	—	—

38.	Share-based payments

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

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provides additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

Share option plan for subsidiaries (“Subsidiary Plan”)

The options granted under the Subsidiary Plan shall entitle a participant of the Subsidiary Plan to purchase a specified number of subsidiary shares during a specified period at the price fixed by the relevant subsidiary committee at the time of grant or by a method specified by the relevant subsidiary committee at the time of grant and expire 10 years from the date of grant. The options vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	18,329	18,388	16,402

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

38.	Share-based payments (continued)

Movements during the year

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding RSUs and Subsidiary Plan):

	2015	2015	2014	2014	2013	2013
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1	1,163,627,269	US$0.08	1,320,383,853	US$0.09	1,285,367,372	US$0.09
Granted during the year	56,565,258	US$0.10	153,998,051	US$0.10	270,695,247	US$0.08
Forfeited and expired during the year	(87,928,903)	US$0.14	(161,539,854)	US$0.15	(158,907,830)	US$0.11
Exercised during the year	(129,307,845)	US$0.07	(149,214,781)	US$0.06	(76,770,936)	US$0.04
Outstanding at December 31	1,002,955,779	US$0.08	1,163,627,269	US$0.08	1,320,383,853	US$0.09
Exercisable at December 31	513,197,994	US$0.08	489,477,234	US$0.09	483,679,899	US$0.11

The weighted average remaining contractual life for the share options outstanding as at December 31, 2015 was 6.04 years (2014: 6.59 years and 2013: 6.58 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.02 to US$0.15 (2014: from US$0.02 to US$0.22 and 2013: from US$0.02 to US$0.35).

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.11 (2014: US$0.10 and 2013: US$0.07).

During the year ended December 31, 2015, share options were granted on February 24, 2015 May 20, 2015 and September 11, 2015. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04 and US$0.05, respectively.

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

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2015, 2014 and 2013 respectively:

	2015	2014	2013
Dividend yield (%)	—	—	—
Expected volatility	46.13%	50.93%	62.18%
Risk-free interest rate	1.61%	1.67%	1.23%
Expected life of share options	6 years	5 years	5 years

38.	Share-based payments (continued)

Movements during the year (continued)

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding RSUs and Subsidiary Plan): (continued)

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

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan):

	2015	2015	2014	2014	2013	2013
	Number	WAFV	Number	WAFV	Number	WAFV
Outstanding at January 1	274,057,667	US$0.09	233,158,731	US$0.07	125,358,288	US$0.06
Granted during the year	146,852,985	US$0.11	114,726,892	US$0.11	151,336,161	US$0.08
Forfeited during the year	(13,421,683)	US$0.10	(7,365,088)	US$0.09	(8,139,176)	US$0.07
Exercised during the year	(102,976,292)	US$0.08	(66,462,868)	US$0.07	(35,396,542)	US$0.06
Outstanding at December 31	304,512,677	US$0.10	274,057,667	US$0.09	233,158,731	US$0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2015 was 8.69 years (2014: 8.75 years and 2013: 8.88 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.09 (2014: US$0.08 and 2013: US$0.08).

During the year ended December 31, 2015, RSUs were granted on May 20, 2015, September 11, 2015 and November 23, 2015. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11, US$0.09 and US$0.11.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

38.	Share-based payments (continued)

Movements during the year (continued)

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan): (continued)

The following table list the inputs to the models used for the plans for the years ended December 31, 2015, 2014 and 2013, respectively:

	2015	2014	2013
Dividend yield (%)	—	—	—
Expected volatility	37.07%	38.49%	47.03%
Risk-free interest rate	0.60%	0.54%	0.34%
Expected life of RSUs	2 years	2 years	2 years

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

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs):

	2015	2015
	Number	WAEP
Outstanding at January 1	—	—
Granted during the year	8,330,000	US$0.06
Forfeited and expired during the year	(1,192,500)	US$0.06
Exercised during the year	(137,500)	US$0.05
Outstanding at December 31	7,000,000	US$0.06
Exercisable at December 31	689,479	US$0.05

The weighted average remaining contractual life for the share options outstanding as at December 31, 2015 was 9.1 years.

The range of exercise prices for options outstanding at the end of the year was from US$0.05 to US$0.08.

During the year ended December 31, 2015, share options of the Subsidiary Plan were granted on January 1, 2015, May 4, 2015 and September 15, 2015. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.069, US$0.069 and US$0.099, respectively.

38.	Share-based payments (continued)

Movements during the year (continued)

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs): (continued)

The following table list the inputs to the Black Scholes Pricing models used for the option of the Subsidiary Plan granted during the years ended 31 December 2015:

2015
Dividend yield (%)	—
Expected volatility	36.0%
Risk-free interest rate	1.01%
Expected life of share options	3 years

The risk-free rate for periods within the contractual life of the option of the Subsidiary Plan is based on the yield of the US Treasury Bond. The expected term of options of the Subsidiary Plan granted represents the period of time that options of the Subsidiary Plan granted are expected to be outstanding. Expected volatilities are based on the average volatility of the relevant subsidiary’s set of public comparables with the time period commensurate with the expected term of the options. The dividend yield is based on the relevant subsidiary’s intended future dividend plan.

The valuation of the options of the Subsidiary Plan are based on the best estimates from the relevant subsidiary by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

39.	Financial instruments

Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure.

The capital structure of the Group consists of net debt (debt as detailed in Note 31, Note 32 and Note 33 offset by cash and cash equivalent) and equity of the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

39.	Financial instruments (continued)

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Debt (i)	1,414,943	1,289,227	1,172,085
Cash and cash equivalent	(1,005,201)	(603,036)	(462,483)
Other financial assets	(282,880)	(644,071)	(240,311)
Net debt	126,862	42,120	469,291
Equity	4,190,255	3,307,722	2,593,182
Net debt to equity ratio	3.0%	1.3%	18.1%

(i)	Debt is defined as long-and short-term borrowings (excluding derivatives), convertible bonds, and bonds payables as described in Note 31, Note 32 and Note 33.

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

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2015, 2014 and 2013.

39.	Financial instruments (continued)

Market risk (continued)

There has been no change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period were as follows:

	Liabilities			Assets
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	76,462	2,488	3,037	33,968	480	2,595
JPY	5,553	7,560	7,925	2,986	606	1,499
RMB	586,931	221,336	133,177	909,497	1,148,146	766,960
Others	14,127	4,684	8,226	2,529	1,100	7,323

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

	EUR			JPY			RMB			Others
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(2,125)	(100)	(22)	(128)	(366)	(338)	16,128	48,780	33,357	(580)	(190)	(1)
Equity	(2,125)	(100)	(22)	(128)	(366)	(338)	16,128	48,780	33,357	(580)	(190)	(1)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

39.	Financial instruments (continued)

Foreign currency risk management (continued)

Forward foreign exchange contracts (continued)

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy EUR
Less than 3 months	1.0895	—	—	39,192	—	—	42,872	—	—	172	—	—

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Cross currency swap contracts

It is the policy of the Group to enter into cross-currency swap agreements to protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

The following table details the cross currency swap contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
1 year to 5 years	6.4360	—	—	480,000	—	—	73,966	—	—	(1,459)	—	—

The Group does not enter into cross currency swap contracts for speculative purposes.

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

39.	Financial instruments (continued)

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

A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2015 would decrease by US$0.4 million (2014: profit decrease by US$0.2 million and 2013: profit decrease by US$0.6 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

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

Apart from Customers A, B, C and D , four largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A, B, C and D did not exceed 5%, 4%, 3% and 3% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 3% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Group’s net sales and gross accounts receivable is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

39.	Financial instruments (continued)

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

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Interest-bearing bank and other borrowings	Fixed	1.69%	42,963	—	149,253	238,831	431,047
	Floating	4.98%	—	71,944	158,744	—	230,688
Convertible bonds		2.78%–3.79%	—	404,000	—	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			920,426	28,508	5,350	93,482	1,047,766
			963,389	504,452	813,347	332,313	2,613,501

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Interest-bearing bank and other borrowings	Fixed	2.54%	39,075	77,099	—	—	116,174
	Floating	6.13%	—	48,408	287,596	—	336,004
Convertible bonds		2.78%–3.79%	—	—	404,000	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			727,589	744	3,492	62,536	794,361
			766,664	126,251	1,195,088	62,536	2,150,539

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and other borrowings	Fixed	3.72%	102,800	119,588	—	—	222,388
	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

39.	Financial instruments (continued)

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

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Trade and other receivables		499,846	—	—	—	499,846
Cash and cash equivalent, restricted cash & short-term investments	2.12%	1,549,692	45,038	—	—	1,594,730
Available for sale financial assets		—	—	—	19,750	19,750
		2,049,538	45,038	—	19,750	2,114,326

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Trade and other receivables		456,388	—	—	—	456,388
Cash and cash equivalent, restricted cash & short-term investments	2.60%	1,309,979	45,484	—	—	1,355,463
Available for sale financial assets		—	—	—	15,081	15,081
		1,766,367	45,484	—	15,081	1,826,932

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash and cash equivalent, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

39.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The Group has access to short-term financing facilities as described in below section, of which US$1,351.7 million were unused at the end of the reporting period (2014: US$767.4 million and 2013: US$927.5 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

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

	1 month	Less than 1 month	1–3 months	3 months to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December31, 2015
Net settled:
— foreign exchange forward contracts	—	42,872	—	—	—	—
— cross currency swap contracts	—	—	—	—	73,966	—
	—	42,872	—	—	73,966	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

39.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2015, 2014 and 2013:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		12/31/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	172	—	172
Available-for-sale investment	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale investment	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binational Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	30,173	30,173
Total		3,300	257,755	45,346	306,401
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	1,459	—	1,459
Total		—	1,459	—	1,459

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

39.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL

Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	616,862	—	616,862

Available-for-sale investment	Recent transaction price.	—	—	13,803	13,803
Total		—	616,862	13,803	630,665

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL

Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	240,311	—	240,311

Total		—	240,311	—	240,311

40.	Related party transactions

The names of the related parties which had transactions with the Group for the year ended December 31, 2015 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Holdings
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd.	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd and Leadcore Technology (Hong Kong) Co., Ltd (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd. (“Datang Finance”)	A member of Datang Group
China IC Fund	A substantial shareholder of the Company
China Investment Corporation (“CIC”)	A substantial shareholder of the Company in the middle of 2015, which was interested in less than 5% of the share capital of the Company as at December 31, 2015
Country Hill	A wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC
Toppan	An associate of the Group
Brite Semiconductor Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group

40.	Related party transactions (continued)

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods			Sale of services
	Year ended			Year ended
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	12,885	12,340	14,821	—	—	—
Datang Semiconductor Co., Ltd	865	—	—	—	—	—
Leadcore	8,881	2,173	1,905	—	—	—
Toppan	—	—	—	3,699	4,486	4,317
Brite	31,379	31,444	NA	—	—	NA
China Fortune-Tech	—	—	NA	60	41	NA

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	—	—	1,163	—
Toppan	7,996	1,345	7	3,516	22,726	22,854
Zhongxin Xiecheng	—	—	—	1,199	2,673	1,930
Brite	—	—	NA	2,582	3,201	NA
China Fortune-Tech	—	—	NA	938	116	NA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

40.	Related party transactions (continued)

Trading transactions (continued)

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	360	—	—	—	—
Datang Semiconductor Co., Ltd	61	—	—	—	—	—
Datang Microelectronics Technology Co., Ltd	5,338	5,642	6,124	—	—	—
Datang Finance	—	—	—	—	—	65,884
Leadcore	1,948	619	405	3,667	7	140
Toppan	317	387	370	1,148	2,739	2,397
Zhongxin Xiecheng	—	—	6	—	—	—
Brite	5,661	3,772	683	141	700	645
China Fortune-Tech	40	41	—	—	—	—

On February 18, 2014, the Company entered into a framework agreement with Datang Holdings (the “Framework Agreement”). Pursuant to the agreement, the Group and Datang Holdings (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is two years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On June 8, 2015, the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund. Please refer to Note 28 for details.

On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. Please refer to Note 28 for details.

On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company. Please refer to Note 28 for details.

On December 18, 2015, the Company and Datang Finance entered into a financial services agreement with a three year term commencing on January 1, 2016 and ending on December 31, 2018, pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services).

On December 28, 2015, the Company entered into a new framework agreement (the “Renewed Framework Agreement”) with Datang Holdings, pursuant to which the Group and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the Renewed Framework Agreement is determined based on the same as the Framework Agreement.

40.	Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Short-term benefit	4,731	4,593	4,318
Share-based payments	2,618	2,535	3,028
	7,349	7,128	7,346

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Arrangements/contracts for sale of self-developed living quarter unit

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million. The transactions were not completed as of the date of this annual report.

In 2013, amount of sale of self-developed living quarter units to one of directors of the Company and one of the key management, which were approved by the Board, were US$1.1 million and US$0.8 million.

41.	Commitments for expenditure

Purchase commitments

As of December 31, 2015, 2014 and 2013, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2016.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Commitments for the facility construction	165,274	211,696	114,878
Commitments for the acquisition of property, plant and equipment	1,146,275	292,867	178,382
Commitments for the acquisition of intangible assets	29,392	14,109	10,147
	1,340,941	518,672	303,407

42.	Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 30, 2016.

Additional Information - Financial statement Schedule I

For the year ended December 31, 2015

Financial information of parent company

(i)	Statement of profit or loss

	Year	Year	Year
	ended	ended	ended
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000

Continuing operations
Revenue	-	-	-
General and administration expenses	(51,682)	(54,544)	(59,771)
Loss from operations	(51,682)	(54,544)	(59,771)
Interest income	474	1,077	1,050
Finance costs	(12,477)	(12,405)	(2,972)
Foreign exchange gains or losses	(2,848)	(21,791)	558
Other gains or losses, net	(1,577)	852	(916)
Loss before tax	(68,110)	(86,811)	(62,051)
Income tax expense	-	-	-
Loss for the year	(68,110)	(86,811)	(62,051)

Financial information of parent company (continued)

(ii)	Statement of financial position

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	30,123	10,244	7,301
Intangible assets	108,897	133,117	154,682
Investment in subsidiaries	3,153,887	2,888,658	2,689,158
Investments in associates	42,553	14,205	12,301
Other assets	118,989	166,500	1,000
Total non-current assets	3,454,449	3,212,724	2,864,442
Current assets
Prepayment and prepaid operating expenses	633	641	626
Trade and other receivables	450,224	312,760	201,352
Other financial assets	15,000	12,000	—
Restricted cash	—	—	29,130
Cash and cash equivalent	115,726	55,600	162,360
Total current assets	581,583	381,001	393,468
Total assets	4,036,032	3,593,725	3,257,910
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 42,073,748,961, 35,856,096,167 and 32,112,307,101 shares issued and outstanding at December 31, 2015, 2014 and 2013, respectively	16,830	14,342	12,845
Share premium	4,904,244	4,377,013	4,090,229
Reserves	98,931	93,012	69,295
Accumulated deficit	(1,918,402)	(1,850,292)	(1,763,481)
Total equity	3,101,603	2,634,075	2,408,888
Non-current liabilities
Convertible bonds	—	379,394	180,563
Bonds payable	493,207	491,579	—
Other long-term liabilities	2,080	—	—
Total non-current liabilities	495,287	870,973	180,563
Current liabilities
Trade and other payables	33,445	18,391	527,035
Borrowings	—	61,221	133,803
Convertible bonds	392,632	—	—
Accrued liabilities	11,606	9,065	7,615
Other financial liabilities	1,459	—	—
Current tax liabilities	—	—	6
Total current liabilities	439,142	88,677	668,459
Total liabilities	934,429	959,650	849,022
Total equity and liabilities	4,036,032	3,593,725	3,257,910

Financial information of parent company (continued)

(iii)	Statement of cash flow

	Year	Year	Year
	ended	ended	ended
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Operating activities
Loss for the year	(68,110)	(86,811)	(62,051)
Adjustments for:
Amortization of intangible assets and land use right	30,780	29,566	28,946
Depreciation of property, plant and equipment	4,046	2,225	1,806
Loss from investment in associates	-	-	750
Impairment loss of available-for-sale investment	-	-	279
Expense recognized in respect of equity-settled share-based payments	5,169	18,388	16,402
Finance costs	12,477	12,405	2,972
Interest income recognized in profit or loss	(474)	(1,077)	(1,050)
Net loss arising on financial assets at fair value through profit or loss	-	-	64
Net loss (gain) arising on financial liabilities at fair value through profit or loss	1,459	-	(25)
	(14,653)	(25,304)	(11,907)
Operating cash flows before movements in working capital:
Decrease (increase) in trade and other receivables	465	(111)	476
Decrease in inventories	-	-	168
Decrease (increase) in prepaid operating expenses	8	(2,514)	(91)
Increase (decrease) in other payables	7,550	(11,356)	(53,194)
Increase (decrease) in accrued liabilities	2,541	(5,410)	74
Decrease in other liabilities	-	(6)	-
Cash used in operations	(4,089)	(44,701)	(64,474)

Interest paid	(21,536)	(2,406)	(3,072)
Interest received	474	1,077	1,050
Net cash used in operating activities	(25,151)	(46,030)	(66,496)

Investing activities
Payments to acquire financial assets	(12,000)	(12,000)	(4,000)
Proceeds on sale of financial assets	9,000	-	21,020
Investment in subsidiaries	(280,658)	(204,103)	(129,010)
Cash from disposal of investment	-	2,699	-
Payments for intangible assets	(4,480)	(10,000)	(24,858)
Payment to a proposed to associates	-	-	(387)
Change in restricted cash relating to investing activities	-	29,130	18,376
Cash (paid for) received from subsidiaries	(137,929)	(274,327)	10,112
Net cash used in investing activities	(426,067)	(468,601)	(108,747)

Financing activities
Proceeds from borrowings	21,912	103,684	241,775
Repayment of borrowings	(83,133)	(176,266)	(288,007)
Proceeds from issuance of convertible bonds.	-	203,763	195,800
Proceeds from issuance of corporate bonds	-	492,315	-
Proceeds from issuance of new shares	508,807	270,180	-
Proceeds from exercise of employee stock options	8,743	9,483	3,229
Repayment of promissory notes	-	-	(30,000)
Prepayment for bank financing management fee	-	-	(370)
Cash received (paid for) from subsidiaries	55,015	(495,288)	137,307
Net cash from financing activities	511,344	407,871	259,734

Net increase (decrease ) in cash and cash equivalent	60,126	(106,760)	84,491
Cash and cash equivalent at the beginning of the year	55,600	162,360	77,869
Cash and cash equivalent at the end of the year	115,726	55,600	162,360

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

Annex A

GLOSSARY OF TECHNICAL TERMS

ASIC/ASSP	Application Specific Integrated Circuit/Application Specific Standard Parts. ASICs/ASSPs are designed to provide a very specific function for a specific application in any one of the six application markets: computing, communications, consumer, automotive and industrial. ASICs include both standard catalogue products, standard and customized/application-specific logic ICs.

Cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

CIS	CMOS Image Sensor. CIS can be used in applications such as still and video cameras and embedded cameras in mobile telephones. It is a fast growing imaging sensor technology. The fabrication of CIS is fully compatible with the mainstream CMOS process, which enables system-on-chip capability, low power consumption and low cost of fabrication.

Clean room	Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

eEEPROM	Embedded Electrically Erasable Programmable Read-Only Memory is a type of embedded Non-Volatile Memory that has similar function as an EEPROM, but in generally is embedded in a system or in a controller IC or SoC

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

FinFet	Fin Field Effect Transistors (FinFET) are self-aligned multi-gate devices with a conventional CMOS process. It allows extending the gate scaling beyond the planar transistor limits with 3d shape above the substrate. FinFET's conducting channel is wrapped by a thin silicon "fin", which forms the body of the device. The thickness of the "fin" will determine the effective channel length of the device. FinFET greatly reduces the leakage currents and enables the use of lower threhold voltages and results better performance and power savings.

Flash memory	A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High-K Metal Gate (HKMG)	High-k Metal Gate (HKMG) is referring to High-k dielectrics, used in semiconductor manufacturing process with metallic gate, generally replaces a silicon dioxide gate dielectric or another dielectric layers of a device. HKMG allows the increase of gate capacitance without the associated leakage effects.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

IDM	Integrated Device Manufacturer.

A-1

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminum doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

IPD	Integrated Passive Devices. IPDs are generally fabricated using standard wafer fab technologies such as thin film and photolithography processing. IPDs can be designed as flip chip mountable or wire bondable components and the substrates for IPDs usually are thin film substrates like silicon, alumina or glass.

I/O	Inputs/Outputs.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Mask	A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

MCU	Microcontroller Unit. Includes a central processing unit, program memory, read/write data memory and some I/O capability. May include EEPROM, Flash and/or other types of memory embedded inside.

Memory	A device that can store information for later retrieval.

MEMS	Micro-Electro-Mechanical Systems.

Micro-display	A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60- inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MPU	Microprocessors (MPUs). MPU includes an instruction decoder, ALU, registers and additional logic for fetching instructions, executing instructions and manipulating data. Computer MPU; Embedded MPU; General Purpose MPUs.

MPW	Multi-Project Wafer integrates numbers of different integrated circuit designs from various parties onto one single wafer in order for these parties to share mask and wafer resources to reduce cost and to produce in low quantities.

A-2

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

PolySiON	Polycrystalline silicon oxygen nitride (PolySiON) is referrring to semiconductor manufaturing process with CMOS technology using conventional poly gate and silicon oxygen nitride gate dielectrics.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

RFID	Radio Frequency Identification. Radio-frequency identification (RFID) is the use of a wireless non-contact system that uses radio-frequency electromagnetic fields to transfer data from a tag attached to an object. RFID's frequency bands ranges from (125kHz~135kHz) (13.56MHz), and (860MHz~960MHz).

RF-FEM	Radio Frequency Front End Module. RF-Front End Module, a generic term for all the circuitry between the antenna and the first intermediate frequency (IF) stage. It consists of all the components in the receiver that process the signal at the original incoming radio frequency (RF), before it is converted to a lower intermediate frequency (IF). RF-FEM can consist of the combination of Tuner, Switch, PA, Filter, Transceivers related devices.

RF PA	Radio Frequency Power Amplifier. Primarily referring to CMOS-based Power Amplifier which increases radio signal frequencies in radio communications.

RF Tx/Rx	Radio Frequency Transceiver. Referring to Transmitter, Receiver, or both functions in one common circuitry as a Transceiver.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

SoC	System on Chip. A system on a chip or system on chip (SoC or SOC) is an integrated circuit (IC) that integrates all components of a computer, communication or other electronic system into a single chip. It may contain digital, analog, mixed-signal, and often radio-frequency functions—all on a single chip substrate.

Solder bumping	The fabrication processes of forming solder bump termination electrodes, which are elevated metal structures, or lead free bump termination electrodes.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off. Wafer A thin, round, flat piece of silicon that is the base of most integrated circuits.

A-3