Form 20-F/A
period 2015-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2016-12-09
CIK 1267482

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

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2015, which was originally filed with the Securities and Exchange Commission on April 25, 2016 (the “Original Form 20-F”), to provide the revised Report of Independent Registered Public Accounting Firm that clearly indicates it covers our consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2015 and 2014, and to opine on the financial statement schedules as of and for the years ended December 31, 2015, 2014 and 2013. Additionally, this Amendment No.1 updates the Original Form 20-F to clearly identify the name of the reporting entity for each of the consolidated financial statements and correct a minor typographical error.

This Amendment No. 1 consists of a cover page, this explanatory note, the audited annual financial statements for the year ended December 31, 2015 accompanied by the revised Report of Independent Registered Public Accounting Firm, an exhibit index and the required certifications of the principal executive officer and principal financial officer.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F. As a result, this Amendment No. 1 does not reflect events that have occurred after the April 25, 2016 filing date of the Original Form 20-F.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: December 9, 2016	By:	/s/ Dr. Gao Yonggang

Name: Dr. Gao Yonggang
Title: Chief Financial Officer

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Semiconductor Manufacturing International Corporation

In our opinion, the accompanying consolidated statement of financial position as at December 31, 2015 and 2014, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years then ended present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedule listed in the accompanying index as of and for the years ended December 31, 2015 and December 31, 2014 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report by management on internal control over financial reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the financial statement schedule as of and for the year ended December 31, 2013, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 12, 2014

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES

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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES

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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES

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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES

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

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES

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

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2015, 2014 and 2013:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		12/31/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	172	—	172
Available-for-sale investment	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale investment	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	30,173	30,173
Total		3,300	257,755	45,346	306,401
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	1,459	—	1,459
Total		—	1,459	—	1,459

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

39.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL

Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	616,862	—	616,862

Available-for-sale investment	Recent transaction price.	—	—	13,803	13,803
Total		—	616,862	13,803	630,665

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL

Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	240,311	—	240,311

Total		—	240,311	—	240,311

40.	Related party transactions

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

