Form 20-F
period 2016-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2017-04-27
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
Telephone: (8621) 3861-0000
Facsimile: (8621) 3895-3568
18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.004[1] American Depositary Shares	The Stock Exchange of Hong Kong Limited* The New York Stock Exchange, Inc.

1 The par value of the ordinary share of the Company was US$0.0004 each before December 7, 2016 and US$0.004 each after December 7, 2016.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.

As of December 31, 2016, there were 4,252,922,259 ordinary shares, par value US$0.004 per share, outstanding, of which 19,076,677 ordinary shares were held in the form of 95,383,385 American Depositary Shares (“ADSs”). Each ADS represents 5 ordinary shares.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐ Yes ☒ No

*   Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, Inc.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to American Depositary Shares;

•	“Average selling price of wafers” refers to simplified average selling price which is calculated as total revenue divided by total shipments;

•	“Board” refers to our board of directors;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•	“Company,” “SMIC,” “Registrant,” “we,” “our” and “us” refers to Semiconductor Manufacturing International Corporation, a Cayman Islands company;

•	“Directors” refers to the members of the Board;

•	“EUR” refers to Euros;

•	“Global Offering” refers to the initial public offering of our ADSs and our ordinary shares, which was completed on March 18, 2004;

•	“Group” refers to SMIC and all of its subsidiaries;

•	“HK$” refers to Hong Kong dollars;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“JPY” are to Japanese Yen;

•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•	“Ordinary Share(s)” are to the ordinary share(s), in the share capital of the Company, of US$0.0004 each before December 7, 2016 and to the ordinary share(s) of US$0.004 each upon the Share Consolidation becoming effective on December 7, 2016;

•	“Rmb,” “rmb” or “RMB” refers to Renminbi, the legal currency of China;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“SEHK,” “HKSE” or “Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

•	“Share Consolidation” are to the consolidation of every ten (10) issued and unissued ordinary shares and preferred shares of US$0.0004 each in the existing share capital of the Company into one ordinary share and preferred share of US$0.004 each with effect from December 7, 2016.

•	“US$” or “USD” refers to U.S. dollars.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	The “Glossary of Technical Terms” contained in Annex A of this annual report sets forth the description of certain technical terms and definitions used in this annual report.

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report.

	For the year ended December 31,
	2012	2013	2014	2015	2016
	(in US$ thousands, except for earnings per share)

Revenue	1,701,598	2,068,964	1,969,966	2,236,415	2,914,180
Cost of sales	(1,352,835)	(1,630,528)	(1,486,514)	(1,553,795)	(2,064,499)
Gross profit	348,763	438,436	483,452	682,620	849,681
Research and development expenses, net	(193,569)	(145,314)	(189,733)	(237,157)	(318,247)
Sales and marketing expenses	(31,485)	(35,738)	(38,252)	(41,876)	(35,034)
General and administration expenses	(107,313)	(138,167)	(139,428)	(213,177)	(157,371)
Other operating income, net	19,117	67,870	14,206	31,594	177
Profit from operations	35,513	187,087	130,245	222,004	339,206
Interest income	5,390	5,888	14,230	5,199	11,243
Finance costs	(39,460)	(34,392)	(20,715)	(12,218)	(23,037)
Foreign exchange gains or losses	3,895	13,726	(5,993)	(26,349)	(1,640)
Other gains or losses, net	6,398	4,010	18,210	55,611	(2,113)
Share of profit (loss) of investment using equity method	1,703	2,278	2,073	(13,383)	(13,777)
Profit before tax	13,439	178,597	138,050	230,864	309,882
Income tax benefit (expense)	9,102	(4,130)	(11,789)	(8,541)	6,552
Profit for the year	22,541	174,467	126,261	222,323	316,434
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	70	731	(324)	(8,185)	(19,031)
Change in value of available-for-sale financial assets	-	-	-	452	807
Cash flow hedges	-	-	-	-	(34,627)
Others	-	-	-	130	1
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	-	-	-	-	1,520
Total comprehensive income for the year	22,611	175,198	125,937	214,720	265,104
Profit (loss) for the year attributable to:
Owners of the Company	22,771	173,177	152,969	253,411	376,630
Non-controlling interests	(230)	1,290	(26,708)	(31,088)	(60,196)
	22,541	174,467	126,261	222,323	316,434
Total comprehensive income (loss) for the year attributable to:
Owners of the Company	22,841	173,908	152,645	245,803	326,191
Non-controlling interests	(230)	1,290	(26,708)	(31,083)	(61,087)
	22,611	175,198	125,937	214,720	265,104

Earnings per share*
Basic	$0.01	$0.05	$0.05	$0.07	$0.09
Diluted	$0.01	$0.05	$0.04	$0.06	$0.08

* The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”).

	As of December 31,
	2012	2013	2014	2015	2016
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,385,435	2,528,834	2,995,086	3,903,818	5,687,357
Land use right	73,962	136,725	135,331	91,030	99,267
Total non-current assets	2,803,173	2,960,151	3,471,120	4,525,297	6,431,525
Inventories	295,728	286,251	316,041	387,326	464,216
Prepayment and prepaid operating expense	46,986	43,945	40,628	40,184	27,649
Trade and other receivables	328,211	379,361	456,388	499,846	645,822
Other financial assets	18,730	240,311	644,071	282,880	31,543
Restricted cash - current	217,603	147,625	238,051	302,416	337,699
Cash and cash equivalents	358,490	462,483	603,036	1,005,201	2,126,011
Assets classified as held-for-sale	4,239	3,265	44	72,197	50,813
Total current assets	1,269,987	1,563,241	2,298,259	2,590,050	3,683,753
Total assets	4,073,160	4,523,392	5,769,379	7,115,347	10,115,278
Total non-current liabilities	688,622	991,673	1,311,416	1,157,901	2,731,151
Total current liabilities	1,108,086	938,537	1,150,241	1,767,191	1,980,900
Total liabilities	1,796,708	1,930,210	2,461,657	2,925,092	4,712,051
Ordinary shares $0.004 par value	12,800	12,845	14,342	16,830	17,012
Non-controlling interest	952	109,410	359,307	460,399	1,252,553
Total equity	2,276,452	2,593,182	3,307,722	4,190,255	5,403,227
Shares issued and outstanding*	3,200,013,962	3,211,230,710	3,585,609,617	4,207,374,896	4,252,922,259

*The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

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

Our profit totaled US$316.4 million in 2016 and US$222.3 million in 2015. However, with the offsetting impact of such profits, we still have net accumulated losses of US$910.8 million as of the end of 2016. We may not be able to maintain or increase profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of maintaining or increasing profitability.

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

In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants (see “ Item 5.B — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Bank borrowing” for details). The Group’s ability to meet such financial ratios and other covenants can be affected by various events, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the terms and conditions of the loan agreement.

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

The demand for foundry services by integrated device manufacturers (“IDM(s)”), fabless semiconductor companies and systems companies has been increasing. We have made significant investments in anticipation of the continuation of this trend and, as such, any reversal of this trend will likely result in a lower rate of return on our investments. During an industry slowdown, IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies in order to maintain their equipment’s utilization rates. As a result, our business and operating results could be adversely affected.

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

Over the next several years, we plan to increase our production capacity through expansion of existing and new production sites. We have added and expect to continue to add capital equipment and increase our headcount with future increases in production capacity. We cannot assure you that we will fully realize the expected returns on these investments for a variety of reasons. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth or if we fail to increase our customer base or have sufficient demand for our products, we may experience difficulties managing our growth or maintaining high capacity utilization and our business and operating results could be adversely affected.

We may not be able to successfully execute future acquisitions or investments or manage or effectively integrate any acquired personnel, operations and technologies.

From time to time, we seek to acquire or invest in businesses that are complementary to ours. For example, in July 2016, we completed the acquisition of 70% ownership interest of LFoundry S.r.l, an integrated circuit wafer foundry headquartered in Italy, and has formally entered into the global automotive electronics market. However, acquisition or investment in businesses may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions or investments on terms favorable to us. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets, such as the automotive electronics market, in which we have no or limited experience and where competitors in such markets have stronger market positions. Failures or difficulties in integrating the operations of the businesses that we acquire, including their personnel, technology, financial systems, distribution and general business operations and procedures, and supply and other relationships, may affect our ability to increase our revenues and may result in us incurring asset impairment or restructuring charges. Furthermore, acquisitions and investments are often speculative in nature and the actual benefits we derive from them could be lower or take longer to materialize than we expect. If we are unable to execute, manage or integrate our acquisitions and investments effectively, our growth, operating results and financial condition may be materially and adversely affected.

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

We will require an increased number of experienced executives, engineers and other skilled employees in the future to implement our growth plans. In addition, we expect demand for skilled and experienced personnel in China to increase in the future as new wafer fabrication facilities and other similar high technology businesses are established. There is intense competition for the services of these personnel in the semiconductor industry. If we are unable to retain our existing personnel or attract, assimilate and retain new experienced personnel in the future, our operations could become disrupted and the growth of our business could be delayed or restricted.

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

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended December 31, 2015 and 2016, our five largest customers accounted for 52.8% and 54.6% of our total sales, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2016, our capital expenditures totaled approximately US$2.7 billion and we currently expect our capital expenditures for foundry operations in 2017 to total approximately US$2.3 billion, subject to adjustment based on market conditions. We also have budgeted approximately US$70 million as the 2017 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditures requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing, as we did in 2016 with our convertible bond offerings and short-term and medium-term notes issuances. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

We spent approximately US$1,014 million, US$1,573 million and US$2,695 million to construct, equip and ramp up our fabs in 2014, 2015 and 2016, respectively. We plan to increase our production capacity through expansion of existing production sites, such as Semiconductor Manufacturing International (Shanghai) Corporation, or SMIC Shanghai, Semiconductor Manufacturing International (Beijing) Corporation, or SMIC Beijing, Semiconductor Manufacturing International (Tianjin) Corporation, or SMIC Tianjing andTianjin, Semiconductor Manufacturing International (Shenzhen) Corporation, or SMIC Shenzhen, bothall of which are our wholly-owned subsidiaries, Semiconductor Manufacturing North China (Beijing) Corporation, or SMNC, our majority-owned subsidiary in Beijing, and SJ Semiconductor (Jiangyin) Corporation, or SJ Jiangyin, our majority-owned bumping facility in Jiangyin. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

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

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and is currently building a wholly-owned 12-inch wafer manufacturing facility and a design service center in Nanjing. UMC has its majority-owned 8-inch fab in Suzhou and has a 12-inch joint venture fab in Xiamen. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

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

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2016, we had been granted 6,447 patents worldwide, of which, 69 were in Taiwan, 735 were in the U.S., 5,619 were in China and 24 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued many more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors. We expect there is no group of important patents set to expire between 2017 and 2018.

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

Enhancing our process technologies is critical to our ability to provide high quality services for our customers. One way we are enhancing our process technologies is through the formation of technology alliances under which we expect to leverage our technology partners to advance our portfolio of process technologies to lower development risk and development cycle. We currently have joint technology development arrangements and technology sharing arrangements with several companies and research institutes. If we are unable to continue our technology alliances with these entities or maintain mutually beneficial terms on our other joint development arrangements, research and development alliances and other similar agreements or enter into new technology alliances with other leading developers of semiconductor technology, we may not be able to continue providing our customers with leading edge process technology on time, which could adversely affect our competitive position and operating results.

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

The recurrence of an outbreak of the H7N9 and H5N1 strain of flu (Avian Flu), the H1N1 strain of flu (Swine Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other similar epidemic could, directly or indirectly, adversely affect our operating results.

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

Our financial statements are prepared in U.S. dollars. The majority of our sales are denominated in U.S. dollars and Renminbi. Our manufacturing costs and capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Renminbi. Although we enter into foreign currency forward exchange contracts and cross currency swap contracts to partially hedge our exposure to exchange rate fluctuations, we are still affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euros and the Renminbi. Any significant fluctuations among these currencies may lead to an increase in our costs, which could adversely affect our operating results. See “Item 3.D — Key information — Risk Factors — Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” for a discussion of risks relating to the Renminbi.

Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7500 to HK$7.8182 per US$1.00 for 2016 we cannot assure you that this policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

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

At the end of each reporting period, we are required to assess whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the impairment loss will be reversed up to the newly estimated recoverable amount, not to exceed the original value recorded. Goodwill impairment will not be reversed. As of December 31, 2016, the carrying amount of property, plant and equipment was US$5,687.4 million and the carrying amount of intangible assets was US$248.6 million.

Currently we are not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices and utilization, may have a material adverse effect on our net income.

See “Item 5.A — Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

We have twice settled pending litigation with TSMC at a substantial cost to us, and, if we materially breach our 2009 settlement agreement with TSMC (or certain related documents), we could be required to pay substantial liquidated damages in addition to the money damages or other remedies TSMC may be entitled to in connection with such material breach.

TSMC has brought legal claims against us and our personnel on several occasions since 2002. On January 31, 2005, we entered into a settlement agreement with TSMC and agreed to pay them $175 million in installments over a period ofsix years (“the 2005 Settlement Agreement”).

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

Under the terms of the 2009 Settlement Agreement, our obligation to make the remaining payments of proximately US$40 million under the 2005 Settlement Agreement was terminated, but we agreed to pay TSMC an aggregate of US$200 million over a period of four years and committed, subject to certain terms and conditions, to issue TSMC 1,789,493,218 of our shares and one or more warrants exercisable within three years of issuance to subscribe for an aggregate of 695,914,030 of our shares, subject to adjustment, at a purchase price of HK$1.30 per share, subject to adjustment. See “Item 10 — Additional Information — Material Contracts — Other Contracts” for a more detailed description of the share and warrant issuance agreement entered into by us and TSMC in connection with the 2009 Settlement Agreement and the warrant agreement entered into between us and TSMC in connection with the 2009 Settlement Agreement. The 1,789,493,218 ordinary shares and the warrant to purchase 695,914,030 ordinary shares, subject to adjustment, were issued on July 5, 2010. In addition, the 2009 Settlement Agreement terminated that certain patent cross- license agreement that was entered into in connection with the 2005 Settlement Agreement under which we had previously cross-licensed patent portfolios with TSMC (“the 2005 Patent Cross-License”).

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

In December 2013, we lost control of Brite Semiconductor Corporation and its subsidiaries (“Brite”), but still have significant influence over it. We recorded our ownership interest of Brite as investment in associate. Brite is principally engaged in development and design of integrated circuits.

On December 22, 2014, (i) SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”), one of our indirectly wholly-owned subsidiary; (ii) Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”); and (iii) China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”) entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC Ltd. (“STATS ChipPAC”), a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which were listed on the Singapore Exchange Securities Trading Limited before the acquisition. On June 18, 2015, according to the co-investment agreement, we invested US$102 million as a capital contribution for 19.6% ownership interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”), a company incorporated in Jiangsu province, China, which is accounted as an associate of the Group.

On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. As of the date of this report, the China Securities Regulatory Commission (“CSRC”) has granted conditional approval for this transaction but the related conditions have not been satisfied.

The results of our joint ventures which we do not have control are reflected in our operating results to the extent of our ownership interest, and gains of the joint ventures could impact our operating results. As integration of assets and operations being contributed by each partner will involve complex activities that must be completed in a short period of time, the joint ventures may face numerous challenges to successful operation, including all operational risks that customarily relate to manufacturing, sales, service, marketing, and corporate functions, which, if unsuccessful, may adversely impact our business and operating result.

If we are unable to obtain raw materials, spare parts and outsourcing services in a timely manner, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers, almost all of which are sourced from outside China. We currently purchase approximately 73.6% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead times for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

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

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these resources will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fabs in Tianjin and Beijing are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and deterioration in yield. In February 2016, a temporary power supply suspension occurred at our fabs in Beijing but it did not cause any casualty or equipment damage, and there was no material adverse financial impact on the Company.

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

We are subject to a variety of Chinese, Italian and European Union environmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. Any failure or any claim that we have failed to comply with these regulations could cause delays in our production and capacity expansion and affect our company’s public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities or require us to suspend or adversely modify our operations.

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

On February 27, 2014, our wholly-owned subsidiary, SMIC Shanghai, established a wholly-owned investment fund in Shanghai which is called China IC Capital Co., Ltd, or the Fund. As of December 31, 2016, the Fund has a capital of RMB777 million, all funded by SMIC Shanghai. With an operating period of 15 years from the date of the issuance of its business license, the Fund is operated and managed by an equity investment management company named China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”), which was established by SMIC Shanghai and an independent third party on February 27, 2014. As of December 31, 2016, we held 30% ownership interest of China Fortune-Tech, which was accounted as investment in associates.

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

In addition, the Chinese government has provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage the development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time, which would adversely affect our business and operating results.

We face uncertainty from PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers.

The State Administration of Taxation of PRC issued the Public Notice of the State Administrative of Taxation Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Circular No.7”) on February 3, 2015, which further regulates and enhances the administration of CIT on indirect transfer of the ownership interest in a China Tax Resident Enterprise, or China TRE, and other properties in China by non-TREs. Please be reminded that Circular No. 7 takes effect from its issuance date (February 3, 2015). And the unsettled tax matters before the effective date shall follow the instructions of Circular No. 7.

Under Article 1 in Circular No. 7, where a Non-TRE indirectly transfers the ownership interest in a China TRE and other properties in China through the implementation of a scheme without a reasonable commercial purpose and resulting in the avoidance of CIT liability, such indirect transfer should be re-characterized as a direct transfer of the ownership interest in the TRE and other properties in China. In addition, under Circular No. 7, the “indirect transfer of taxable properties in China” should refer to the Non-TRE, through the transfer of the equity and other similar rights (“the equity”) of an overseas enterprise (not including overseas incorporated Chinese TREs) (“Overseas Enterprise”) which directly or indirectly owns taxable properties in China, generates the same or similar substantive outcome as compared with a direct transfer of taxable properties in China, including change in shareholder of an Overseas Enterprises resulting from restructurings of the Non-TRE. The Non-TRE who indirectly transfers taxable properties in China is referred as the “Equity Transferor”.

We do not believe that the transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of ownership interest in our PRC subsidiaries subject to Circular No. 7, as the share transfer is carried out for listing purpose and not carried for the main purposes of avoiding PRC taxes. However, Circular No.7 is relatively new and there is uncertainty as to the interpretation and application of Circular No.7 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular No.7 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular No. 7 or establishing that we should not be taxed under Circular No.7, any of which could have an adverse effect on our financial condition and results of operations.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.9370 on December 31, 2016 compared with 6.4936 on December 31, 2015 by the PBOC. The cumulative depreciation of the Renminbi against the U.S. dollar in 2016 was approximately 6.83%. There still remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and could have an adverse effect on our business and operating results.

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

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2016, approximately 30.7% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

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

We are a Cayman Islands holding company. Except for the majority-owned subsidiary in Italy in which we acquired its 70% ownership interest on July 29, 2016, most of our operations are conducted through our Chinese operating subsidiaries, SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMIC Advanced Technology Research & Development (Shanghai) Corporation, SMNC, and SJ Jiangyin. The ability of these Chinese subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with IFRS. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

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

Our corporate affairs are governed by our memorandum and articles of association, and by the Companies Law, as revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

It may be difficult to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located outside the United States. Except for the majority-owned subsidiary in Italy in which we acquired its 70% ownership interest on July 29, 2016, almost all of our current operations are conducted in China. Moreover, a number of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for a person to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts obtained against us or such persons predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or China, respectively, against us or such persons predicated upon the securities laws of the United States or any state thereof. See “Item 4.B — Information on the Company — Business Overview — Enforceability of Civil Liabilities.

Item 4.	Information on the Company

A.	History and Development of the Company

We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since March 18, 2004, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.HK”. CT Corporation System is our agent in the United States of America and its address is 111 Eighth Avenue, New York, New York 10011, U.S.A.

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities, including facilities at Beijing, Shanghai, Tianjin and Shenzhen in China and at Avezzano in Italy (we acquired 70% of the ownership interest of LFoundry S.r.l or LFoundry on July 29, 2016), with an aggregate capacity of up to 406,250 8-inch wafer equivalents per month.

SMIC Shenzhen, which is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits entered into mass production since the third quarter of 2015.

SMNC, our majority-owned subsidiary in Beijing, is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits entered into mass production since the fourth quarter of 2015, SMNC.

On December 22, 2014, (i) SilTech Shanghai, one of our indirectly wholly-owned subsidiary; (ii) JCET; and (iii) China IC Fund entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC, a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which were listed on the Singapore Exchange Securities Trading Limited before the acquisition. On June 18, 2015, according to the co-investment agreement, we invested US$102 million as a capital contribution for 19.6% ownership interest in Changjiang Xinke, a company incorporated in Jiangsu province, China, which is accounted as an associate of the Group.

On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. As of the date of this report, the China Securities Regulatory Commission (“CSRC”) has granted conditional approval for this transaction but the related conditions have not been satisfied.

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

On June 24, 2016, we, LFoundry Europe and Marsica entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and we agreed to purchase 70% of the corporate capital of LFoundry S.r.l. for an aggregate cash consideration of EUR49 million subject to adjustment. The acquisition was completed as of July 29, 2016.

On October 14, 2016, Ningbo Semiconductor International Corporation (“NSI”) was jointly established by China IC Capital (the wholly-owned investment fund of SMIC), Ningbo Senson Electronics Technology Co., Ltd, and Beijing Integrated Circuit Design and Testing Fund with a registered capital of RMB355 million, equal to US$52.8 million. SMIC holds 66.76% of the ownership interest. NSI will develop analog and specialty semiconductor process technology platforms in the areas of high-voltage analog, radio frequency, and optoelectronics. These developments will support customers in IC design and product development for applications in smart home, industrial, and automotive electronics, new generations of radio communications, augmented reality, virtual reality, mixed reality, and other specialty systems.

On December 1, 2016, Semiconductor Manufacturing South China Corporation was established by SMIC Holdings Corporation and SMIC Shanghai.

On December 7, 2016, the Share Consolidation was effective on the basis that every ten issued and unissued ordinary shares and preferred shares of US$0.0004 each in the existing share capital of the Company are consolidated into one ordinary share and preferred share of US$0.004 each.

According to the joint venture agreements entered into by the Group and the non-controlling interest shareholders of SMNC, additional capital injection into SMNC was completed in 2014, 2015 and 2016. The additional capital injection from non-controlling interest shareholders amounted to US$252 million in 2014, US$61.9 million in 2015 and US$754.1 million in 2016, respectively.

According to the joint venture agreements entered into by the Company and the non-controlling interest shareholders of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2014, 2015 and 2016. The additional capital injection from non-controlling interest shareholders amounted to US$24.5 million in 2014, US$60.0 million in 2015 and US$60.0 million in 2016, respectively.

We spent approximately US$1,014 million, US$1,573 million and US$2,695 million to construct, equip and ramp up our fabs in 2014, 2015 and 2016, respectively. Currently, the planned capital expenditures in 2017 for foundry operations are approximately US$2.3 billion. See “Item 5. A — Operating and Financial Review and Prospects — Operating Results-Factors that Impact Our Results of Operations — Substantial Capital Expenditures.”

B.	Business Overview

We provide integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, we have an international manufacturing and service base. In China, We currently have a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy we have a majority-owned 200mm fab.

We also have customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

The table below sets forth a summary of our current fabs:

	SMIC Shanghai		SMIC Beijing	SMIC Tianjin	SMIC Shenzhen		SMNC	LFoundry
Number and Type of fab	200mm fab	300mm fab	300mm fab	200mm fab	200mm fab	300mm fab (planned)	300mm fab	200mm fab
Wafer size	200mm	300mm	300mm	200mm	200mm	300mm	300mm	200mm
Current most advanced technology for volume production	0.11 micron	0.028 micron	0.055 micron	0.15 micron	0.11 micron	0.055 micron	0.028 micron	0.09 micron
Production, supporting, testing and maskshop clean room size	35,070m2	15,611m2	26,276m2	9,740m2	19,760m2	14,305m2	28,124m2	10,270m2

In addition to wafer fabrication, our service offerings include a comprehensive portfolio consisting of IC design libraries, circuit design blocks, design support, mask-making, wafer probing and gold/solder bumping. We have a majority-owned 300mm bumping factory in Jiangyin and we also work with our partners to provide IC assembly and testing services.

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

The following table sets forth the historical capacity and utilization rate of our wafer fabrication and facilities (all output and capacity data is provided as 8-inch wafers or 8-inch wafer equivalents per month):

Fab	2014	2015	2016
Wafer fabrication capacity as of year-end(1)
Shanghai 200mm Fab	96,000	100,000	108,000
Shanghai 300mm Fab	31,500	31,500	45,000
Beijing 300mm Fab	81,000	83,250	96,750
Tianjin 200mm Fab	39,000	43,000	45,000
Shenzhen 200mm Fab	-	13,000	31,000
Majority-Owned Beijing 300mm Fab	-	13,500	40,500
Majority-Owned Avezzano 200mm Fab	-	-	40,000
Total monthly wafer fabrication capacity as of year-end	247,500	284,250	406,250
Wafer Fabrication capacity utilization	91.0%	100.7%	97.5%

(1)	Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

Our factories manufacture the following types of semiconductors:

•	Logic (including Baseband, Application Processor, SoC, Secure ICs, Display Driver IC, ASIC/ASSP, Flash Controller, Interface Controller and Timing Controller);

•	Mixed-Signal and RF (including RF Combo, Wi-Fi, Bluetooth, RFID, NFC, GPS, RF PA, RF-FEM, RF Tx/Rx, Fingerprint Sensor, Demodulator and Tuner IC);

•	Power IC (including BCD, Power Management IC, LED Driver IC and High Voltage IC);

•	Micro Processor (including MCU-64/32/16/8-bits, Touch Controller IC, Touch Display Driver IC, DSP and MPU);

•	Memory related (including SRAM, EEPROM, NAND Flash, NOR Flash, eEEPROM and eFlash, and etc.);

•	Optoelectronics (including FSI and BSI CIS - CMOS Image Sensor, 3D, SPAD, Analog PDs);

•	Other Sensors (including MEMS Microphone, Accelerometer, Gyroscope, Smart Sensors, IMU, Micro-display, and etc.);

•	Others (including TSV, IPD, 3DIC, HybridBonding and Bumping).

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2014, 2015 and 2016 and each of the quarters in the year ended December 31, 2016:

			For the three months ended				For the year ended
Process	For the year ended December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2014	2015	2016	2016	2016	2016	2016
	(based on sales in US$)

0.028 micron	-	0.13%	0.44%	0.55%	1.42%	3.53%	1.59%

0.045 micron	11.12%	15.84%	19.72%	23.07%	22.64%	23.62%	22.38%

0.065 micron	24.23%	24.31%	21.62%	20.44%	20.77%	19.77%	20.60%

0.09 micron	3.85%	4.13%	3.25%	2.32%	2.17%	1.60%	2.28%

0.13 micron	11.56%	10.51%	10.06%	9.83%	12.72%	14.79%	12.04%

0.15 micron	0.51%	0.61%	0.29%	0.28%	0.28%	0.29%	0.29%

0.18 micron	43.96%	41.09%	41.20%	40.51%	36.85%	33.87%	37.82%

0.25 micron	0.28%	0.23%	0.15%	0.19%	0.25%	0.22%	0.21%

0.35 micron	4.49%	3.15%	3.27%	2.81%	2.85%	2.17%	2.74%

1.5 micron	-	-	-	-	0.01%	-	0.00%

5 micron	-	-	-	-	0.04%	0.14%	0.05%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

Libraries and Intellectual Property

As part of the fundamental building blocks for our customers’ integrated circuit designs, we have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries and intellectual property so that our customers can quickly design sophisticated integrated circuits that utilize our new process technologies. These include standard cell, I/O, memory compilers, embedded memory, high- speed interface, peripheral controllers, and embedded processors, among others, using 0.35 micron down to 14 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design and fast integration into the overall design system. Our library partners include ARM, Synopsys, Inc., VeriSilicon, and M31.

Mask-making Services

While most of our mask-making services are for customers who use our wafer fabrication services, we also produce masks for other domestic and overseas fabs as a separate revenue- generating service.

Our mask-making facility, which is located in Shanghai, includes a 4,400 square meters clean room with up to class I specifications. At present, our mask shop offers five-inch by five-inch, six-inch by six-inch and seven-inch circular reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services.

Wafer Probing, Bumping, Assembly and Testing Services

We have our own probing facility in Shanghai that provides test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners. Our probing facility in Shanghai, China occupies a clean room space of 3,000 square meters, which is rated at Class 1000 cleanliness equipped with advanced testers, probers and laser repair machines. We have experienced engineers to provide test solution development, probe card fabrication, wafer probing, characterization and failure analysis services for most of eMemory, Logics, SoC, Mix-Signal, CIS and MEMS applications.

We also have a probing facility in Avezzano, Italy which occupies a clean room space of about 200 square meters rated at Class 100 cleanliness and equipped with advanced testers and probers to provide test solution development, probe card design, wafer probing, characterization and failure analysis services for most of eMemory, Logics, SoC, Mix-Signal and CIS applications.

In addition, we have a majority-owned 300mm bumping factory in Jiangyin, which entered into mass production of high-end bumping and circuit probing in 2016.

We have established a network of partners that provide additional probing and bumping services, as well as assembly and testing services, to serve our customers. These partners, which include worldwide and domestic leading assembly and testing companies, have helped to enhance the range of services that we are able to offer to our customers.

Customers and Markets

We categorize our sales geographically based on the headquarters of customer operations and not related to shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2014, 2015 and 2016:

	For the year ended December 31,
	2014		2015		2016
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

United States	855,792	43.44%	776,223	34.71%	858,858	29.47%
Mainland China and Hong Kong	852,204	43.26%	1,066,558	47.69%	1,447,427	49.67%
Eurasia*	261,970	13.30%	393,634	17.60%	607,895	20.86%
Total	1,969,966	100.00%	2,236,415	100.00%	2,914,180	100.00%

* Excluding Mainland China and Hong Kong

The following table sets forth the breakdown of our operating revenue by product and service type for 2014, 2015 and 2016:

	For the year ended December 31,
	2014		2015		2016
Product and Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Sales of wafers	1,864,524	94.65%	2,134,943	95.46%	2,803,819	96.21%
Mask making, testing and others	105,442	5.35%	101,472	4.54%	110,361	3.79%
Total	1,969,966	100.00%	2,236,415	100.00%	2,914,180	100.00%

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. A significant portion of our sales is attributable to a relatively small number of our customers. For the year ended December 31, 2016, our five largest customers accounted for 54.6% of our total sales.

The following table sets forth a breakdown of our sales by application type for 2014, 2015 and 2016:

	For the year ended December 31,
	2014		2015		2016
Application Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Computing(1)	51,645	2.62%	100,958	4.52%	122,451	4.20%
Communication(2)	851,508	43.23%	1,152,509	51.53%	1,390,716	47.72%
Consumer(3)	905,609	45.97%	806,862	36.08%	1,112,821	38.19%
Other	161,204	8.18%	176,086	7.87%	288,192	9.89%
Total	1,969,966	100.00%	2,236,415	100.00%	2,914,180	100.00%

(1)	“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver, graphic processors and other components that are commonly used in desktop and notebook computers and peripherals.
(2)	“Communication” consists of integrated circuits used in both wired and wireless data communications and telecommunications applications.
(3)	“Consumer” consists of integrated circuits used for stand-alone DVD players, TV, set top box, game consoles, digital cameras, smart cards and toys.

Intellectual Property, Patents

We have several thousand patents and patent applications, in addition to third party licenses. Research and development is important for us to maintain our competitiveness. We also have various trademark registrations worldwide. However, we are not dependent on any single patent, license, or trademark, or any group of related patents, licenses or trademarks. Please also see “Item 5.C — Operating and Financial Review and Prospects — Research and Development, Patents and Licenses, etc.” on page 72.

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

We have customer service and marketing offices located in the United States, Europe, Japan, mainland China and Taiwan and a representative office in Hong Kong. Our mainland China offices serve mainland China, Hong Kong and other non-Japan, non-Taiwan Asian markets, our U.S. office serves the North American market, our Taiwan office serves the Taiwan market and our Europe and Japan offices serve the European and Japanese markets, respectively. We also sell some products through sales agents in selected markets.

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and currently builds a wholly-owned 12-inch wafer manufacturing facility and a design service center in Nanjing. UMC has its majority-owned 8-inch fab in Suzhou and has a 12-inch joint venture fab in Xiamen. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

Business Seasonality

In general, semiconductor foundry business is subject to seasonal behavior patterns in which business normally would peak in the third quarter of a calendar year and bottom in the first quarter.

Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 24%, 28% and 30% of our manufacturing costs in 2014, 2015 and 2016, respectively.

The three largest components of raw material costs - raw wafers, chemicals and gases - accounted for approximately 36%, 27% and 9%, respectively, of our raw material costs in 2014, approximately 34%, 27% and 9%, respectively, of our raw material costs in 2015, and approximately 31%, 30% and 10%, respectively, of our raw material costs in 2016. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2016, we purchased approximately 73.6% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

For 2016, our largest and five largest raw materials suppliers accounted for approximately 12.4% and 38.3%, respectively, of our overall raw materials purchases. For 2015, our largest and five largest raw materials suppliers accounted for approximately 10.4% and 39.0%, respectively, of our overall raw materials purchases. For 2014, our largest and five largest raw materials suppliers accounted for approximately 11.4% and 42.0%, respectively, of our overall raw materials purchases. Our largest three raw materials suppliers were the same in last three years. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

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

The electricity for the Avezzano site is “self-produced” by a cogeneration plant owned by LFoundry and located inside the site. The cogeneration plant is connected to the external grid that is used as a backup in case of cogeneration plant shut down. Back up electricity is provided by Enel S.p.A.

The semiconductor manufacturing process also uses extensive amounts of fresh water. We source our fresh water for our Shanghai 200mm and 300mm fabs from Pudong Veolia Water Corporation Limited, for our Beijing 300mm fab from Beijing Waterworks Group Co. Ltd., for our Tianjin 200mm fab from the Tianjin Municipal Water Department, for our majority-owned Beijing 300mm fab from Beijing Bixing High Quality Regeneration Water Co. Ltd., for our Shenzhen 200mm fab from Grand Industrial Zone Water Company of Shenzhen, for our majority-owned Jiangyin 300mm bumping fab from Jiangsu Jiangnan Water Co. Ltd and for our Avezzano 200mm fab from Consorzio Acquedottistico Marsicano (CAM). Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. Our fab located in Shenzhen is also equipped with back-up reservoirs and our fab in Avezzano uses internal well and reclaims water consumption as a back-up to avoid unpredictable water shortages. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing and Tianjin facilities, and our water recycling systems in most of our fabs allow us to recycle up to 80% of the water used during the manufacturing process. The Beijing, Tianjin and Shenzhen sites are also equipped to use recycled/treated industrial waste water for non-critical operations.

Regulation

The integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.

Preferential Industrial Policies Relating to ICPEs (“Integrated Circuit Production Enterprises”)

ICPEs which are duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the the production of single chip integrated circuits, multi-chip integrated circuits and hybrid integrated circuits, excluding the integrated circuit design enterprise.

Since 2015, in response to the move of the government to streamline administrative power, the State Council has promulgated various circulars to abolish relevant administrative approval for the qualification assessment, product registration and other administrative/non-administrative licensing examination and approval of IC enterprises.

SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential industrial policies described below.

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

On May 4, 2016, State Tax Bureau, Ministry of Finance and other joint ministries issued Caishui [2016] No. 49 (“Circular No. 49”), which highlights the implementation of the record-filing system, clarification on certain criteria for tax incentive entitlement and establishment of a post-record filing examination mechanism and enhancement of post-administration.

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

Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including:

•	the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985 and amended by the Ninth National People’s Congress on August 25, 2000 and third amended by the Eleventh People’s Congress on December 27, 2008, effective October 1, 2009;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

•	the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987 and revised at the tenth meeting of the Standing Committee of the Eleventh National People’s Congress on August 27, 2009. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons, the General Principles of the Civil Law of the People's Republic of China was subsequently adopted at the fifth session of the twelfth National People's Congress on March 15, 2017, effective from October 1, 2017;

•	the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, first amended by the Ninth National People’s Congress on October 27,2001and amended again by the Eleventh National People’s Congress on February 26, 2010;

•	the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted April 2, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.

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

Environmental Regulations

Our Chinese subsidiaries are subject to a variety of Chinese environmental laws and regulations promulgated by the central and local governments, for example, the Environmental Protection Law of the People's Republic of China, effective December 26, 1989 and amended on April 24, 2014, effective January 1, 2015, and our majority-owned Italian subsidiary is subject to a variety of Italian and European Union environmental laws and regulations promulgated by the central and local governments, for example, our operations in Europe are subject to the Environmental Protection Law Dlgs 152 effective 2006, concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. After receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with (in Italy, the paperwork needs to be submitted as an environmental permit request also including a declaration to) the competent environmental authority of the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC and SJ Jiangyin have all received approval with respect to their relevant environmental impact assessment reports and discharge registrations. LFoundry has received approval with respect to its discharge registrations and is currently under permit renewal process.

From time to time during the operation of our Chinese subsidiaries and our majority-owned Italian subsidiary, and also prior to renewal of the necessary discharge registrations, the relevant environmental protection authority will monitor and audit the level of environmental protection compliance of these subsidiaries. Discharge of liquid, solid or gaseous waste over permitted levels may result in imposition of fines or penalties, imposition of a time period within which rectification must occur or even suspension of operations.

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

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, Slaughter and May, our counsel as to Hong Kong law, and Shanghai LanBai Law Firm, Shanghai All Bright Law Offices, as well as Shanghai Jun&Heng Law Office, our counsels as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:

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

We operate primarily through SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC, SJ Jiangyin in China and LFoundry in Italy. The chart below sets forth also our other significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2016:

		Direct or Indirect
	Place and date of	equity ownership	Principal
Name of company	incorporation/establishment	held	Activity

Better Way Enterprises Limited (“Better Way”)*	Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding
SMIC Commercial Shanghai Limited Company (formerly SMIC Consulting Corporation) *#	PRC September 30, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)*#	PRC December 29, 2005	100%	Construction, operation and management of SMICD’s living quarters, schools and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding
SMIC Advanced Technology Research & Development (Shanghai) Corporation	PRC October 28, 2014	89.697%	Manufacturing and trading of semiconductor products
SMIC Holdings Corporation#	PRC August 26, 2015	100%	Investment holding
SJ Semiconductor Corporation	Cayman Islands August 19, 2014	56.045%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products
Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding
SMIC Hong Kong International Company Limited (formerly “SMIC Shanghai (HK) Company Limited”)	Hong Kong December 3, 2007	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong March 20, 2008	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation #	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited#	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)*	PRC July 12, 2013	51%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd #	PRC January 17, 2014	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC August 1, 2014	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC July 31, 2014	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong September 2, 2014	56.045%	Investment holding
SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)*	PRC November 25, 2014	56.045%	Bumping and circuit probe testing activities
LFoundry S.r.l. (“LFoundry”)*	Italy July 24, 1998, acquired by SMIC on July 29, 2016	70%	Manufacturing and trading of semiconductor products
Ningbo Semiconductor International Corporation	PRC October 14, 2016	66.7606%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing South China Corporation#	PRC December 1, 2016	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor USA Co.	United States of America April 6, 2016	56.045%	Provision of marketing related activities

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

In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Item 3.D — Key information — Risk Factors — Risks Related to Conducting Operations in China—Limits placed on exports into China could substantially harm our business and operating results.”

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

Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1)or
Location	Size (Land/Building)	Primary Use	Leased (Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	45,840/26,870	Headquarter	owned/owned

Zhangjiang High-Tech Park, Pudong New Area, Shanghai	361,805/201,772	Wafer fabrication	owned/owned

Beijing Economic and Technological Development Area(2)	240,140/428,958	Wafer fabrication	owned/owned

Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned

Shenzhen Export Processing Zone, Shenzhen Pingshan NewArea, Guangdong	200,060/na	Wafer fabrication	owned/na

Jiangyin National High-Tech Industrial Development Zone, Jiangsu Province	182,082/18,591	Bumping and circuit probe testing	owned/leased

Japan	na/103	Marketing activities	na/leased

USA	na/2,092	Marketing activities	na/leased

Milan, Italy	na/309	Marketing activities	na/owned

Avezzano (AQ), Italy	240,009/53,583	Wafer fabrication	owned/owned

Taiwan	na/500	Marketing activities	na/leased

Hong Kong(3)	na/300	Representative Office	na/owned

(1)	With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.
(2)	Including SMIC Beijing and SMNC.
(3)	In February 2006, we purchased approximately 300 square meters of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.

Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our Chinese subsidiaries has executed. The Chinese government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will compensate us. In addition, pursuant to our domestic bank loan agreements, SMIC Shanghai had pledged a portion of its land use right to the lenders. See “Item 5.A — Operating and Financial Review and Prospects — Operating Results — Liquidity and Capital Resources.”

For further discussion concerning our capacity, capacity utilization rate and capacity expansion plans, please see “Item 5.A — Operating and Financial Review and Prospects — Operating Results — Factors that Impact our Results of Operations.”

Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations in China and Italy are subject to regulation and periodic monitoring by the PRC’s and Italian State Environmental Protection Ministry, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government, the Tianjin Municipal Government, the Shenzhen Municipal Government , the Jiangyin Municipal Government and local environmental protection authority in Italy, which may in some cases, establish stricter standards than those imposed by the State Environmental Protection Ministry. The Chinese and Italian national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorize the Chinese and Italian national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage.

We believe our pollution control measures are effective and comply with the requirements applicable to the semiconductor industry in China, Italy and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements. In addition, we continuously investigate methods to lower our energy consumption, including making existing processes more efficient and reclaiming waste heat.

The ISO 14001 standard is a voluntary standard and part of a comprehensive series of standards for environmental management published by the International Standards Organization. The ISO 14001 standard covers environmental management principles, systems and supporting techniques. SMIC first received ISO 14001 certification in August 2002.

In addition, all fabs, except for SJ Jiangyin and LFoundry, in operation have been QC 080000 certified to be compliant with the hazardous substances management directives such as RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment), which bans the use of various chemicals determined to be harmful to humans and the environment. The Jiangyin site plans to apply for ISO 14001 and QC080000 certification in 2017. Our majority-owned subsidiary in Italy, LFoundry, plans to apply for QC080000 certification in 2017.

We are also proactively protecting the environment by implementing energy saving measures to reduce greenhouse gas emissions. In order to calculate our greenhouse gas output and to reach a reduction goal, SMIC Shanghai and SMIC Tianjin obtained ISO 14064 certification since 2010, SMIC Beijing obtained external certification according to Beijing’s local regulation on carbon trading by the third party since 2014. ISO 14064 is an international standard against which greenhouse gas (GHG) emissions reports are voluntarily verified. SMIC Shenzhen and SMNC entered into mass production in 2015 and they plan to apply for the ISO 14064 certification in 2017. The Jiangyin site entered into mass production in 2016 and will apply for the ISO 14064 certification in the future.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, December 31, 2014, 2015 and 2016. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D — Key Information — Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

Our operations are primarily based in China. We continued to achieve profitability on a full-year basis in 2016. In 2016 we achieved total sales of US$2,914.2 million, compared to US$2,236.4 million in 2015. We recorded annual profit of US$316.4 million and generated US$977.2 million in cash from operating activities in 2016, compared to annual profit of US$222.3 million and US$669.2 million in cash from operating activities in 2015.

Our China revenue contributed 49.7% of the overall revenue in 2016, compared to 47.7% in 2015. In particular, 63.3% of our advanced nodes (90nm and below) wafer revenue in 2016 was contributed by customers in China. In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below increased from 44.4% in 2015 to 46.9% in 2016 and the revenue contribution percentage from 45nm and below technology increased from 16.0% in 2015 to 24.0% in 2016.

The major factors affecting our results of operations and financial condition are discussed below.

Factors that Impact Our Results of Operations

Cyclicality of the Semiconductor Industry

The semiconductor industry is highly cyclical due mainly to the cyclicality of demand in the markets of the products that use semiconductors. As these markets fluctuate, the semiconductor market also fluctuates. This fluctuation in the semiconductor market is exacerbated by the tendency of semiconductor companies, including foundries, to make capital investments in plant and equipment during periods of high demand since it may require several years to plan, construct and commence operations at a fab. Absent sustained growth in demand, this increase in capacity often leads to overcapacity in the semiconductor market, which in the past has led to a significant underutilization of capacity and a sharp drop in semiconductor prices. The semiconductor industry is generally slow to react to declines in demand due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of the planned expansion. See “Item 3.D — Key information — Risk Factors — Risks Related to Our Financial Condition and Business.”

Substantial Capital Expenditures

The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$1,014.4 million, US$1,572.7 million, and US$2,694.7 million, in 2014, 2015 and 2016, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$506.4 million, US$473.0 million, and US$673.2 million in 2014, 2015 and 2016, respectively.

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$189.7 million in 2014, US$237.2 million in 2015 and US$318.2 million in 2016 on research and development expenses, which represented 9.6%, 10.6% and 10.9%, respectively, of our sales for 2014, 2015 and 2016. Our research and development costs are partially offset by related government fundings and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2017 for foundry operations will be approximately US$2.3 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Beijing 300mm fab and Shenzhen 200mm fab, 2) our new projects in Shanghai and Shenzhen, 3) a majority-owned joint venture company, which we expect will focus on research and development on 14nm FinFET technology, 4) enhancing our portfolio of comprehensive foundry solutions available to our customers, and 5) research and development equipment, mask shops and intellectual property acquisition. In addition, we have budgeted approximately US$70 million as the 2017 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. Our actual expenditures may differ from our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers, and our cash flow from operations and will adjust our capital expenditures plans as necessary.

Capacity Expansion

We have expanded our production capacity in the past years, and plan to continue to expand through organic growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. In 2017, we expect most of our expansion will be in Beijing 300mm fab and majority-owned Beijing 300mm fab. Our target, subject to market conditions, is to reach 114,000 8-inch wafers per month installed capacity in our Shanghai 200mm fab, 32,000 8-inch wafers per month installed capacity in our Shenzhen 200mm fab, 50,000 12-inch wafers per month installed capacity in our Beijing 300mm fab and 27,500 12-inch wafers per month installed capacity in our majority-owned Beijing 300mm fab by December 31, 2017.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped decreased from US$742 per wafer in 2015 to US$736 per wafer in 2016.

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

Capacity Utilization Rates

Operations at or near full capacity utilization have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed or semi-fixed nature. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our capacity utilization rates have varied from period to period mainly due to the mix of wafers produced and fluctuations in customer orders. Our capacity utilization rate was 91.0% in 2014, 100.7% in 2015 and 97.5% in 2016. Factors affecting capacity utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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

The cost of inventories recognized as an expense (income) in respect of inventory provision (reversal) was US$29.6 million, US$(13.3) million and US$3.7 million in 2014, 2015 and 2016, respectively.

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

As of December 31, 2016, no deferred tax asset, in respect of tax losses of US$444.0 million for 2016 (US$577.3 million and US$532.8 million for 2015 and 2014, respectively), was recognized due to the unpredictability of future profit streams. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. For further details on taxes see “Note 10 to Consolidated Financial Statements”.

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

Foreign Currency Fluctuations

Our revenue, expenses, and capital expenditures are primarily transacted in U.S. dollars. We also enter into transactions in other currencies. We are primarily exposed to changes in exchange rates for the Euro, the Japanese Yen, and RMB. Accordingly, we are affected by fluctuations in exchange rates between the U.S. dollar and each of the Japanese Yen, the Euro and the RMB. See “Item 3.D — Key Information — Risk Factors — Risks Related to Conducting Operations in China — Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our operating results” and “Risk Factors - Risks Related to Our Financial Condition and Business — Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” for a discussion of the effects on our company of fluctuating exchange rates and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Rate Fluctuation Risk” for a discussion of our efforts to minimize such risks”.

Recent Accounting Pronouncements

We have not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRSs	Effective date
IFRS 9 — Financial Instruments	On or after January 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2018
IFRS 16 — Leases	On or after January 1, 2019
Amendments to IAS 12 — Income taxes	On or after January 1, 2017
Amendments to IAS 7 — Statement of cash flows	On or after January 1, 2017
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its associate or joint venture	Not yet determined

The new IFRS 15 standard requires revenue to be recognized when the control of promised goods or services are transferred to a customer. The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. We are currently evaluating the method of adoption.

The new standard will be effective for us beginning January 1, 2018. We anticipate this standard may have a material impact on our consolidated financial statements, and continue to make progress in assessing all potential impacts of the standard. We currently believe the most significant impact relates to our accounting for revenue of wafer sales. Specifically, under the new standard, we expect to recognize revenue of wafer sales over time in proportion of wafer-manufacturing rather than at the point in time when the goods are delivered and title has passed.

Except for the preliminary analysis on the impacts of IFRS 15, we are in the process of evaluating these impacts of the new standards or amendments on our consolidated financial statements.

Incentives from the Chinese government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries as qualified integrated circuit production enterprises (ICPE) from the Chinese government. Our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin subsidiaries are qualified as ICPEs under the Integrated Circuit Policies. Under these policies, ICPEs whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to the benefits listed below. For a more detailed discussion of these incentives, see “Item 4.B — Information on the Company—Business Overview —Regulation.”

Incentive	SMIS; SMIB; SMIT; SMIC Shenzhen; SMNC and SJ Jiangyin

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Incentive	SMIS; SMIB; SMIT; SMNC and SJ Jiangyin

Preferential Customs Duties and Import-related VAT Policies	Exemption from customs duties and imported-related VAT with respect to its qualified spare parts, and raw materials pursuant to the Tax-Exemption Categories (SMIC Shenzhen is located in Shenzhen Export Processing Zone).

Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the year ended December 31,
	2014	2015	2016
	(in US$ thousands, except for earnings per share)

Revenue	1,969,966	2,236,415	2,914,180
Cost of sales	(1,486,514)	(1,553,795)	(2,064,499)
Gross profit	483,452	682,620	849,681
Research and development expenses, net	(189,733)	(237,157)	(318,247)
Sales and marketing expenses	(38,252)	(41,876)	(35,034)
General and administration expenses	(139,428)	(213,177)	(157,371)
Other operating income (expense), net	14,206	31,594	177
Profit from operations	130,245	222,004	339,206
Interest income	14,230	5,199	11,243
Finance costs	(20,715)	(12,218)	(23,037)
Foreign exchange gains or losses	(5,993)	(26,349)	(1,640)
Other gains or losses, net	18,210	55,611	(2,113)
Share of profit (loss) of investment using equity method	2,073	(13,383)	(13,777)
Profit before tax	138,050	230,864	309,882
Income tax (expense) benefit	(11,789)	(8,541)	6,552
Profit for the year	126,261	222,323	316,434
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(324)	(8,185)	(19,031)
Change in value of available-for-sale financial assets	-	452	807
Cash flow hedges	-	-	(34,627)
Others	-	130	1
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	-	-	1,520
Total comprehensive income for the year	125,937	214,720	265,104
Profit (loss) for the year attributable to:
Owners of the Company	152,969	253,411	376,630
Non-controlling interests	(26,708)	(31,088)	(60,196)
	126,261	222,323	316,434
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	152,645	245,803	326,191
Non-controlling interests	(26,708)	(31,083)	(61,087)
	125,937	214,720	265,104

Earnings per share*
Basic	$0.05	$0.07	$0.09
Diluted	$0.04	$0.06	$0.08

* The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

Revenue

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services. A significant portion of our net sales is attributable to a relatively small number of our customers. In 2014, 2015, and 2016 our five largest customers accounted for approximately 51.1%, 52.8% and 54.6%, respectively, of our sales.

Cost of sales

Our cost of sales consists principally of:

•	depreciation and amortization;

•	overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities, royalties and inventory provision;

•	direct materials, which consist of raw wafer costs;

•	labor, including share-based compensation expenses for employees directly involved in manufacturing activities; and

•	production support, including facilities, utilities, quality control, automated systems and management functions.

Income (expenses) and gains (loss) from operations

•	Research and development expenses. Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, contracted technology development costs, and the costs associated with the ramp-up of new fabs. Research and development expenses are partially offset by related government fundings.

•	General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative support, finance and human resource personnel, commercial insurance, fees for professional services, city maintenance and construction tax expenses, educational surtax expenses and bad debt expenses.

•	Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

•	Other operating income (loss). Other operating income (loss) consist primarily of gains or losses arising from disposal of our living quarters, gains or losses arising from disposal of subsidiaries, losses arising from disposal of equipment and impairment loss of long-lived assets.

Finance cost

Our finance costs consist of:

•	interest expenses, net of government fundings and capitalized portions, which have been primarily attributable to our bank loans, corporate bonds, medium-term and short-term notes, finance leases and the imputed interest rate on the outstanding interest-free convertible bonds.

Other gains or losses, net

Our other gains or losses mainly consist of:

•	gains and losses from our schools, kindergartens and living quarters;

•	the changes of fair value and disposal gains or losses of the financial products sold by banks;

•	the changes of fair value of the put option related to our investment in Changjiang Xinke; and

•	the changes of fair value of the cross currency swap contracts before being designated as hedging instrument of cash flow hedges in 2016.

Comparison of the Years Ended December 31, 2014, 2015 and 2016

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue increased by 30.3% from US$2,236.4 million for 2015 to US$2,914.2 million for 2016, primarily due to 1) an increase in wafer shipments in 2016 including a significant increase in China sales and 2) the revenue of US$87.4 million contributed from the acquisition of LFoundry. For 2016, the overall wafer shipments were 3,957,685 units of 8-inch equivalent wafers, up 31.2% year-over-year, primarily due to the increasing sales orders received and our exoabded capacity to meet growing customer’s demands in 2016.

The average selling price of the wafers the Group shipped decreased from US$742 per wafer in 2015 to US$736 in 2016. The percentage of wafer revenues from advanced 45nm and below technologies increased from 16.0% in 2015 to 24.0% in 2016. The revenue dollar amount contributed from advanced 45nm and below technologies increased from US$340.9 million in 2015 to US$672.1 million in 2016.

Cost of sales and gross profit

Cost of sales increased by 32.9% from US$1,553.8 million for 2015 to US$2,064.5 million for 2016, primarily due to an increase in wafer shipments and an increase in manufacturing costs as the majority-owned 300mm fab in Beijing entered into mass production in December 2015. Out of the total cost of sales, US$424.9 million and US$583.7 million were attributable to depreciation and amortization for the year ended December 31, 2015 and 2016, respectively.

Our gross profit was US$849.7 million for 2016 compared to US$682.6 million for 2015, representing an increase of 24.5%. Gross margin was 29.2% in 2016 compared to 30.5% in 2015. The decline in gross margin was primarily due to 1) increased manufacturing costs from our majority-owned 300mm fab in Beijing which entered into mass production in December 2015 and 2) the acquisition of LFoundry in July 2016.

Profit for the year from operations

Profit from operations increased from US$222.0 million for the year ended December 31, 2015 to US$339.2 million for the year ended December 31, 2016 primarily due to an increase in wafer shipments in 2016, offset by 1) the lower gain realized from the disposal of our living quarters in 2016 and 2) higher level of R&D activities in 2016.

Research and development expenses increased by 34.2% from US$237.2 million for the year ended December 31, 2015 to US$318.2 million for the year ended December 31, 2016. The increase was mainly due to higher level of R&D activities.

General and administrative expenses decreased by 26.2% from US$213.2 million for the year ended December 31, 2015 to US$157.4 million for the year ended December 31, 2016. The decrease was primarily due to 1) the majority-owned 300mm fab in Beijing entered into mass production in December 2015 and as a result, there were no pre-operating related expenses recorded in 2016 and 2) the reversal of allowance for doubtful debts resulted from the collected part of trade receivables from customers in 2016.

Sales and marketing expenses decreased by 16.3% from US$41.9 million for the year ended December 31, 2015 to US$35.0 million for the year ended December 31, 2016. The decrease was because our major customers remained stable in 2016 and we did not need to spend too much effort in sales and marketing to retain those major customers in 2016.

Other operating income, net decreased by 99.4% from US$31.6 million for the year ended December 31, 2015 to US$0.2 million for the year ended December 31, 2016. The decrease was due to 1) the lower gain arising from the disposal of our living quarters in 2016, 2) the loss arising from the disposal of equipment in 2016 and 3) an impairment loss of equipment recognized in 2016.

As a result of the foregoing changes, our profit from operations increased to US$339.2 million for the year ended December 31, 2016 from US$222.0 million for the year ended December 31, 2015.

Profit for the Year

Finance cost increased by 88.5% from US$12.2 million for the year ended December 31, 2015 to US$23.0 million for the year ended December 31, 2016. The increase was mainly because we entered into several new loan facility agreements and financing arrangements, and issued the new convertible bonds and the medium-term and short-term notes in 2016.

Foreign exchange gains or losses improved by 93.8% from US$26.3 million net loss for the year ended December 31, 2015 to US$1.6 million net loss for the year ended December 31, 2016. The change was mainly due to the loss arising from devaluation of RMB against USD in 2015.

Other gains and losses, net decreased by US$57.7 million from US$55.6 million net gain for the year ended December 31, 2015 to US$2.1 million net loss for the year ended December 31, 2016. The decrease was mainly due to 1) the lower gain from the changes in fair value of the financial products sold by banks, 2) the lower gain from the changes of fair value of the put option related to our investment in Changjiang Xinke and 3) the loss arising from the fair value change of cross currency swap contracts before they were designated as hedging instrument of cash flow hedges in 2016.

Income tax benefit (expense) changed from US$8.5 million expense for the year ended December 31, 2015 to US$6.6 million benefit for the year ended December 31, 2016. The change was mainly due to the recognition of deferred tax asset for deductible temporary differences.

Due to the factors described above, we recorded a profit of US$316.4 million in 2016 compared to US$222.3 million in 2015.

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

General and administrative expenses increased by 52.9% from US$139.4 million for the year ended December 31, 2014 to US$213.2 million for the year ended December 31, 2015. The increase was primarily due to 1) the start-up expenses relating to the two new fab projects — the majority-owned 300mm fab in Beijing and the 200mm fab in Shenzhen and 2) an increase in accrued employee bonus in 2015.

Sales and marketing expenses increased by 9.5% from US$38.3 million for the year ended December 31, 2014 to US$41.9 million for the year ended December 31, 2015. The increase of sales and marketing expenses was primarily due to an increase of payroll and bonus expenses related to the Sales Department.

Other operating income, net increased by 122.4% from US$14.2 million for the year ended December 31, 2014 to US$31.6 million for the year ended December 31, 2015. The increase was due to the higher gain realized from the partial disposal of our living quarters in 2015. Gain from the living quarter sales increased by US$13.2 million from US$14.5 million for the year ended December 31, 2014 to US$27.7 million for the year ended December 31, 2015.

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

In 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China. SMIC Beijing entered into three new long term loans, which included a fifteen-year working capital loan facility in the principal amount of RMB1,460 million with China Development Bank, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China and a three-year working capital loan facility in the principal amount of RMB400 million with The Export-Import Bank of China. Additionally, LFoundry entered into a seven-year loan facility from non-controlling interests shareholders in the aggregate principal amount of EUR15.0 million, which was in relation to the construction of the new co-generation.

On June 7, 2016, we entered into a subscription agreement with J.P. Morgan Securities Plc (the ”Manager”), pursuant to which the Manager agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the zero coupon convertible bonds due to 2022 to be issued by the Company in an aggregate principal amount of US$450 million.

On June 7 and June 8, 2016, we issued the one-year short-term notes of RMB600 million (approximately US$90.5 million) and the three-year medium-term notes of RMB1,500 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”).

In 2016, the capital contributions from non-controlling interests shareholders were approximately amounted of US$754.1 million into the registered capital of SMNC, US$60 million into the registered capital of SJ Jiangyin and US$17.2 million into the registered capital of NSI.

We plan to fund our capital expenditure through the cash on hand, cash flows from operations in 2017, borrowings under existing credit facilities, and proceeds from the above described note financings, the capital contribution from non-controlling interest shareholders as well as other external financing. See “Item 3.D — Key information — Risk Factors — Risks Related to Our Financial Condition and Business — Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.”

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

	For the Years Ended December 31,
	2014	2015	2016
	(in US$ thousands)
Cash Flow Data:

Profit for the year	126,261	222,323	316,434
Non-cash adjustment to reconcile profit to net operating cash flow:
Depreciation and amortization	549,468	523,549	729,866
Net cash generated from operating activities	608,102	669,197	977,202
Payments for property, plant and equipment	(653,134)	(1,230,812)	(2,757,202)
Net cash used in investing activities	(1,144,123)	(789,556)	(2,443,333)
Net cash from financing activities	676,683	537,078	2,614,778
Net increase in cash and cash equivalents	140,662	416,719	1,148,647

Operating Activities

As of December 31, 2016, we had US$2,126.0 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash generated from operating activities in 2016 was US$977.2 million, which was primarily due to the net profit of US$316.4 million and the add-back of US$729.9 million in depreciation and amortization, partially offset by an increase of US$100.9 million in trade and other receivables. The cash inflow was mainly generated from selling goods and rendering services, and the cash outflow was mainly for the purchase of goods and services and for payment made to and on behalf of employees. The increase in net cash generated from operating activities is mainly due to the increase in sales of goods in 2016.

As of December 31, 2015, we had US$1,005.2 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash generated from operating activities in 2015 was US$669.2 million, which was primarily due to the net profit of US$222.3 million and the add-back of US$523.5 million in depreciation and amortization, partially offset by an increase of US$57.9 million in inventories.

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

Investing Activities

Our net cash used in investing activities was US$2,443.3 million, US$789.6 million and US$1,144.1 million in 2016, 2015 and 2014, respectively. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin.

Financing Activities

Our net cash from financing activities in 2016 was US$2,614.8 million. This was primarily derived from US$1,239.3 million in the proceeds from borrowings, US$441.2 million in the proceeds from issuance of convertible bonds, US$314.4 million in the proceeds from issuance of short-term and medium-term notes and US$831.3 million in the capital contribution from non-controlling interest shareholders, which was partially offset by US$228.9 million in the repayment of borrowings.

Our net cash from financing activities in 2015 was US$537.1 million. This was primarily derived from US$341.2 million in the proceeds from borrowings, US$508.8 million in the proceeds from issuance of ordinary shares and US$132.1 million in the capital contribution from non-controlling interest shareholders, which was partially offset by US$453.7 million in the repayment of borrowings.

Our net cash from financing activities in 2014 was US$676.7 million. This was primarily derived from US$376.6 million in the proceeds from borrowings, US$203.8 million in the proceeds from issuance of convertible bonds, US$492.3 million in the proceeds from issuance of corporate bonds, US$270.2 million in the proceeds from issuance of ordinary shares and US$276.8 million in the capital contribution from non-controlling interest shareholders, which was partially offset by US$952.4 million in the repayment of borrowings.

Capital Expenditures

We incurred capital expenditures of US$1,014.4 million, US$1,572.7 million and US$2,694.7 million in 2014, 2015 and 2016, respectively. We currently expect our capital expenditures in 2017 for foundry operations to be approximately US$2.3 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Beijing 300mm fab and Shenzhen 200mm fab, 2) our new projects in Shanghai and Shenzhen, 3) a majority-owned joint venture company, which we expect will focus on research and development on 14nm FinFET technology, 4) enhancing our portfolio of comprehensive foundry solutions available to our customers, and 5) research and development equipment, mask shops and intellectual property acquisition. We plan to finance our substantial capital expenditure requirements through funds generated from a combination of cash on hand, cash from operations, bank borrowing, and debt or equity issuances.

The construction in progress balance of approximately US$1,310 million as of December 31, 2016, primarily consisted of US$810 million of the manufacturing equipment acquired to further expand the production capacity at two 300mm fabs in Beijing, US$288 million of the manufacturing equipment acquired to further expand the production capacity at one 300mm fab and one 200mm fab in Shanghai, US$84 million of the manufacturing equipment acquired to further expand the production capacity at the 200mm fab in Shenzhen, US$13 million of the manufacturing equipment acquired to further expand the production capacity at the majority-owned 300mm bumping facility in Jiangyin, US$36 million of machinery and equipment acquired to engage in more research and development activities at the subsidiary, SMIC Advanced Technology Research & Development (Shanghai) Corporation in Shanghai. In addition, US$79 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2017.

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

Commitments

As of December 31, 2016, we had commitments of US$239.8 million for facilities construction obligations in connection with our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities. We had commitments of US$800.6 million to purchase machinery and equipment for our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs. In addition, we had US$5.5 million to purchase intellectual property. We anticipate that the cash on hands, cash flows from operations in 2017, the proceeds from new loans, the proceeds from issuance of convertible bonds and short-term and medium-term notes, the capital contribution from non-controlling interest shareholders and other necessary external financing will be sufficient to finance the commitments. For additional information, see “Item 5.A — Operating and Financial Review and Prospects - Operating Results”.

Bank Borrowing

As of December 31, 2016, our outstanding long-term loans primarily consisted of US$567.5 million in secured bank loans and US$698.3 million in unsecured bank loans, which are repayable in installments starting in January 2017, with the last payment due in December 2030.

2013 USD Loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

2015 USD Loan (SMIC Shanghai)

In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$66.1 million and repaid US$26.5 million on this loan facility. The outstanding balance of US$39.6 million is repayable from June 2017 to December 2019. The interest rate on this loan facility ranged from 1.21% to 2.3% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

2015 RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranted by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB1,000 million (approximately US$144.2 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2016.

2015 RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB475 million (approximately US$68.5 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2016.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31,2016, SMIS had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

2015 CDB RMB Loan (SMIC Beijing)

In December 2015, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”) entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2016, SMIB had drawn down RMB195 million (approximately US$28.1 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2016.

2016 CDB RMB Loan (SMIC Beijing)

In May 2016, SMIB entered into the new RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2016, SMIB had drawn down RMB1,460 million (approximately US$210.5 million) on this loan facility. The principal amount is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2016.

2016 EXIM RMB Loan I (SMIC Beijing)

In December 2016, SMIB entered into the new RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB240 million (approximately US$34.6 million) on this loan facility. The principal amount is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

2016 EXIM RMB Loan II (SMIC Beijing)

In January 2016, SMIB entered into the new RMB loan, a three-year working capital loan facility in the principal amount of RMB400 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB400 million (approximately US$57.7 million) on this loan facility. The principal amount is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2016.

2016 EXIM RMB Loan (SMIC)

In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIC had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility was 2.75% in 2016.

2015 CDB USD Loan (SJ Jiangyin)

In September 2015, SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”) entered into a USD loan, a sevenyear working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’ 300mm bumping fab. The facility is unsecured, and guaranteed by SMIB. As of December 31, 2016, SJ Jiangyin had drawn down US$20 million and repaid US$18 million on this loan facility. The outstanding balance of US$2.0 million is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2016.

2014 Cassa Depositie Prestiti loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR16.3 million the MPS bonds of EUR4.0 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR35.8 million and repaid EUR7.9 million on this loan facility. The outstanding balance of EUR28.4 million (its present value is EUR24.7 million, approximately US$26.0 million) including principal amount of EUR27.9 million and interest cash flow of EUR0.5 million is repayable from June 2017 to December 2023. The interest rate on this loan facility was 0.5% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

2014 MPS Capital Service loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.8 million, the MPS bonds of EUR0.4 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR5.2 million (its present value is EUR4.3 million, approximately US$4.6 million) including principal amount of EUR4.0 million and interest cash flow of EUR1.2 million is repayable from June 2020 to December 2023. The interest rate on this loan facility was approximately 6% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

2014 Citizen Finetech Miyota Loan (LFoundry)

In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY480 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the planned expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down JPY480 million on this loan facility. The outstanding balance of JPY499.4 million (approximately US$3.9 miilion) including principal amount of JPY480 million and interest cash flow of JPY19.4 million is repayable from June 2017 to December 2019. The interest rate on this loan facility was 4.04% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

Finance Lease Payables

In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction has been accounted for a finance leasing with remaining lease term of 5 year. As of December 31, 2016, the total net future minimum lease payments was US$7.1 million.

Loans from non-controlling interests shareholders

During 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR1.5 million on this loan facility. The outstanding balance of EUR1.5 million (approximately US$1.6 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2016.

Sales and Leaseback Borrowings

During 2016, the three financing arrangements of sales and leaseback borrowings amounted to US$482.6 million were entered into by the Group with third-party financing companies in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at below US$1.00 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements have been accounted for as collateralized borrowings of the Group.

Short-term Credit Agreements

As of December 31, 2016, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,050.8 million on a revolving credit basis. As of December 31, 2016, the Group had drawn down US$177.0 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2016.

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

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$189.7 million, US$237.2 million and US$318.2 million, respectively in 2014, 2015 and 2016 on research and development expenses, which represented 9.6%,10.6% and 10.9%, respectively, of our sales in those respective years. Our research and development costs were partially offset by related government fundings of US$37.4 million, US$34.3 million and US$52.5 million in 2014, 2015 and 2016, respectively, and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2017.

The R&D efforts were primarily on both advanced logic platform and value-added specialty technologies, from 0.35μm to 14nm, with many significant results in 2016.

In 2016 our 14nm technology development, process-flow with all intended process features and yield learning vehicles were established with device demonstration close to the given performance targets and SRAM bit cell functionality demonstrated.

We continuously invest in various new specialty technologies with ultra-low power for future areas of Internet of Things (IoT), Cloud Computing, and Smart devices; e.g., 55nm embedded flash memory, back-side illuminated (BSI) CMOS image sensors, 95nm ultra-low power SPOCULL (SMIC-Poly-Contact-Ultra-Low-Leakage) technology, CMOS integrated MEMS devices, and TSV-based wafer level packaging technologies.

We continuously enhance our R&D organization, and in 2016, we improved our organizational structure, capability, efficiency, and resource allocation for achieving faster development on advanced platform technologies as well as new specialty technologies.

As of December 31, 2016, we had been granted 6,447 patents worldwide, of which, 69 were in Taiwan, 735 were in the U.S., 5,619 were in China, and 24 were in other jurisdictions.

D.	Trend Information

See “Item 5.A — Operating and Financial Review and Prospects — Operating Results — Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

E.	Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

F.	Tabular Disclosure of Contractual Obligations

Set forth in the table below are the aggregate amounts, as of December 31, 2016, of our future cash payment obligations (excluding estimated interest payment obligations) under our existing contractual arrangements on a consolidated basis:

	Payments due by period
	(consolidated, in US$ thousands)
Contractual obligations(4)	Total	Less than 1 year	1 – 2 years	2 – 5 years	After 5 years

Short-Term Borrowings(1)	176,957	176,957	—	—	—
Long-Term Loans(1)	1,265,811	32,217	171,900	698,070	363,624
Convertible bonds(2)	786,611	391,401	—	395,210	—
Bonds payable	494,909	—	—	494,909	—
Medium-term notes	214,502	—	—	214,502	—
Short-term notes	86,493	86,493	—	—	—
Purchase Obligations(3)	1,045,847	1,045,847	—	—	—
Total Contractual Obligations	4,071,130	1,732,915	171,900	1,802,691	363,624

(1)	These amounts represent outstanding borrowings. Refer to F-74, “Borrowings” for a description of the short-term and long-term borrowings.
(2)	The Company exercised its right to redeem the US$200 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds will be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. All the bondholders also exercised their conversion options to fully convert the outstanding Bonds into the Company’s ordinary shares of 392,350,477 consolidated shares before the option redemption date and no redemption of the Bonds will be carried out.
(3)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.
(4)	Please refer to F-98, “Financial instruments” for our non-derivative financial liabilities with both estimated interest and principal.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Members of our Board are elected by our shareholders. As of March 31, 2017, our Board consists of thirteen directors.

Our executive officers are appointed by, and serve at the discretion of, our Board. The following table sets forth the names, ages and positions of our directors and executive officers as of March 31, 2017.

Name	Age	Position
Directors
Zhou Zixue	60	Chairman and Executive Director
Tzu-Yin Chiu	60	Chief Executive Officer and Executive Director
Gao Yonggang	52	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Chen Shanzhi	48	Non-Executive Director
Zhou Jie	49	Non-Executive Director
Ren Kai	44	Non-Executive Director
Lu Jun	48	Non-Executive Director
Tong Guohua	59	Non-Executive Director
Lip-BuTan	57	Independent Non-Executive Director
William Tudor Brown	58	Independent Non-Executive Director
Carmen I-Hua Chang	69	Independent Non-Executive Director
Shang-yi Chiang	70	Independent Non-Executive Director
Jason Jingsheng Cong	54	Independent Non-Executive Director
Senior Management
Tzu-Yin Chiu	60	Chief Executive Officer and Executive Director
Gao Yonggang	52	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Haijun Zhao	53	Chief Operating Officer and Executive Vice President
Jyishyang Liu	64	Executive Vice President, Engineering & Services
Li Zhi	53	Executive Vice President, Legal/Public Affairs/General Administration
Mike Rekuc	68	Executive Vice President, Worldwide Sales & Marketing
Tianshen Tang	60	Executive Vice President, Design Service
Gareth Kung	52	Executive Vice President, Investment and Strategic Business Development and Finance, and Company Secretary

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

Board of Directors

Zhou Zixue

Chairman of the Board, Executive Director

Dr. Zhou Zixue joined SMIC in 2015 and is currently the Chairman of the Board. Dr. Zhou received a master degree in management engineering from The University of Electronic Science and Technology of China and a Ph.D in Economic History from Central China Normal University. Prior to joining the Company, Dr. Zhou had served as Chief Economist in the Ministry of Industry and Information Technology of China (“MIIT”) since April 2009. He was the Director-General in the Department of Finance of MIIT from 2008 to 2009. Dr. Zhou had worked as Director-General and Deputy Director-General in the Ministry of Information Industry of China and Deputy Director-General of the Ministry of Electronics Industry (“MEI”) and had served in other different divisions of the MEI and the Ministry of Machinery and Electronics Industry. Dr. Zhou had previously worked in Beijing State-Owned Dongguangdian Factory, one of the then largest semiconductor enterprises in China, responsible for accounting and marketing. Dr. Zhou is also the secretary general of the China Information Technology Industry Federation, chairman of the board of directors of the China Semiconductor Industry Association, the executive deputy director of the Standing Committee of Electronic Science and Technology Commission of China, a member of the National Informatization Expert Advisory Committee, a director of Chinese Accounting Association, the executive director and vice chairman of the board of directors of the China Institute of Electronics, the vice president of China Electronic Chamber of Commerce, the executive director of China Association of Chief Financial Officers and the president of its electronic branch and an Adjunct Professor of each of Beihang University, Beijing Institute of Technology, Renmin University of China, Nanjing University of Science and Technology, Zhejiang University, University of Electronic Science and Technology. Currently Dr. Zhou is a director of Nantian Electronics Information Co., Ltd (a company listed on Shenzhen Stock Exchange: 000948) and a director of Hisense Electric Company Limited (a company listed on the Shanghai Stock Exchange: 600060). He is also the chairman of the board of directors of SMIC Holdings Corporation and SJ Semiconductor (Jiangyin) Corporation and the chairman of Semiconductor Manufacturing North China (Beijing) Corporation.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an Independent Director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), a member of the Engineering Advisory Board of University of California, Berkeley, the chairman of the board of directors of each of Brite Semiconductor Corporation, SilTech Semiconductor (Shanghai) Corporation Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation, and LFoundry S.r.l.. Dr. Chiu is also the director of Semiconductor Manufacturing North China (Beijing) Corporation, SJ Semiconductor (Jiangyin) Corporation, and Toppan SMIC Electronics (Shanghai) Co., Ltd.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu was honored as the 2014 Distinguished Alumni Award by the Department of EECS at the University of California, Berkeley on February 13, 2014. Dr. Chiu received the Outstanding EHS Achievement Award from SEMI on March 18, 2014. Dr. Chiu holds 82 semiconductor technology patents with 20 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014. Dr. Gao is a director of seven subsidiaries of the Company: namely Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing North China (Beijing) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, SMIC Holdings Corporation and Ningbo Semiconductor International Corporation. He is also the chairman of the board of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with independent third parties, and a director of Ningbo Semiconductor International Corporation. Dr. Gao has more than 30 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd.. Dr. Gao is a standing committee member of Accounting Society of China, standing director of Enterprise Financial Management Association of China, independent director of GRINM Semiconductor Materials Co.,Ltd and China Building Material Test & Certification Group Co., Ltd.. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia. Founding Member, director of The Hong Kong Independent Non-Executive Director Association.

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

Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. Dr. Chen has made important contributions to the industrialization of TD-SCDMA 3G and the research and development of TD-LTE-Advanced 4G international standards. Dr. Chen has made major contributions in the technology breakthroughs, international standard development and industrialization for the introduction of China’s home-grown TD-LTE-Advanced 4G. His current research is focusing on 5G communications.

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

Dr. Chen has four publications, one of which was published by the Springer in English. He has more than 150 papers in domestic and foreign academic conferences and publications, of which more than 70 were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 20 national invention patents.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is the chairman of the board and the secretary of CPC committee of Haitong Securities Co., Ltd. (listed on the Shanghai Stock Exchange under the code of 600837; listed on the Hong Kong Stock Exchange under the stock code of 6837). From February 1992 to June 1996, Mr. Zhou served in the investment banking department of Shanghai International Securities Company. From June 1996 to December 2001, Mr. Zhou served, successively, as the manager of investment department, the vice general manager, and the chairman of the board of directors and the general manager of Shanghai SIIC Asset Management Co., Ltd. From December 2001 to April 2003, he was the director and general manager of SIIC Medical Science and Technology (Group) Limited. From January 2002 to July 2016, he acted, successively, as the executive director and the vice executive officer, the executive director and the executive vice president, the vice chairman and chief executive officer of Shanghai Industrial Holdings Limited (listed on the Hong Kong Stock Exchange under the stock code of 0363). From August 2004 to July 2016, he was the chief planning officer, the executive director and vice president, the executive director and executive vice president, and the president and secretary of CPC committee of SIIC Shanghai (Holding) Co., Ltd. From March 2010 to May 2012, he was the chairman of the supervisory committee of Shanghai Pharmaceuticals Holding Co., Ltd. (listed on the Shanghai Stock Exchange under the stock code of 601607; listed on the Hong Kong Stock Exchange under the stock code of 2607), of which he was the chairman of the board of directors and the secretary of CPC committee from June 2012 to June 2013 and from May 2016 to July 2016. Mr. Zhou was graduated from the College of Management of Shanghai Jiao Tong University majoring in the management engineering with a master’s degree of engineering in February 1992.

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

Tong Guohua

Non-Executive Director

Dr. Tong Guohua has been a Director since February 14, 2017. Dr. Tong is a professorate senior engineer and doctoral tutor of the School of Public Administration of Huazhong University of Science and Technology. Dr. Tong became President and Secretary of Party of China Academy of Telecommunications Technology as well as President and Executive Director of Datang Telecom Technology & Industry Holdings Co., Ltd. in July 2016. He began working in August 1974 and was President and Secretary of Party of Wuhan Institute of Posts and Telecommunications from November 2004.

Dr. Tong has been elected as a “National Model Worker” and he was the representative of the eleventh and twelfth National People’s Congress. Dr. Tong was awarded the title “Young Experts with Outstanding Contributions of Hubei Province” in 2004. In 2006, he was awarded as one of the “Top Ten Outstanding Entrepreneurs in the Brand Building of China”, “Outstanding Employee Representative of Hubei Province” and “Entrepreneur with Outstanding Contribution of Wuhan City”. In 2007, Dr. Tong was named “China’s Information Industry Person of the Year” and awarded as a “Person with Outstanding Contribution in Brand Building of Wuhan Region”. In 2008, he was awarded “Innovative Economic Contribution Prize of Hubei Province” and he was named one of the “Top 10 Most Important People in the 30 Years’ Reform and Development of State-owned Enterprises of Hubei Province”. In 2009, he was named as an “Outstanding Entrepreneur of Wuhan City.”

Dr. Tong graduated from Wuhan University in 1982 with a bachelor’s degree in chemistry. He received a master’s degree in science and technology management from Fudan University in 1990. In 2002, he received his doctoral degree in management from Huazhong University of Science and Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., Quantenna Communications, Inc., Hewlett Packard Enterprise, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to February 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He sat on the advisory board of Annapurna Labs until the sale of the company in 2015. Currently Mr. Brown is an independent non-executive director and a member of the Compensation Committee and chair of the Nominations and Governance committee of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of each of the Audit Committee and the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director and a member of the Compensation Committee of Marvell Technology Group (a company listed on NASDAQ).

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

Shang-yi Chiang

Independent Non-Executive Director

Dr. Shang-yi Chiang has been a Director since December 20, 2016. During Dr. Chiang’s 40-year career in the semiconductor industry, he has contributed to the research and development of CMOS, NMOS, Bipolar, DMOS, SOS, SOI, GaAs lasers, LED, E-Beam lithography and silicon solar cells. At TSMC, Dr. Chiang led TSMC R&D team set milestones in semiconductor technology in the 0.25μm, 0.18μm, 0.15μm, 0.13μm, 90nm, 65nm, 40nm, 28nm, 20nm and 16nm FinFET generations, transformed TSMC from a technology follower to a technology leader. He worked at Texas Instruments and Hewlett-Packard after completing his study. Then, he returned to Taiwan in 1997 to serve as TSMC’s Vice President of Research and Development. He was Co-Chief Operating Officer when he retired at the end of 2013. After that, Dr. Chiang served two more years as the Adviser to Chairman at TSMC.

Dr. Chiang’s achievements have won many awards and honors. In 2001, he was chosen as one of the 50 “Stars of Asia” by Businessweek Magazine. This award recognizes the outstanding performance of TSMC’s R&D team under his leadership, his vision and his determination. He was made a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 2002. He received ERSO Award and was honored as National Taiwan University Distinguished Alumni in 2013. He won IEEE Ernst Weber Managerial Leadership Award and was elected ITRI (Industrial Technology Research Institute) Laureate by the Taiwan Government in 2015.

Dr. Chiang has devoted his career to advancing the semiconductor technology and developing the semiconductor industry, and is a pioneer in making digital technology commonplace in our society.

Dr. Chiang earned his Bachelor of Science degree from National Taiwan University in 1968, his Master of Science degree from Princeton University in 1970 and his Doctorate from Stanford University in 1974, all in Electrical Engineering.

Jason Jingsheng Cong

Independent Non-Executive Director

Dr. Jason Jingsheng Cong has been a Director since February 14, 2017. Dr. Cong received his B.S. degree in computer science from Peking University in 1985, his M.S. and Ph. D. degrees in computer science from the University of Illinois at Urbana-Champaign in 1987 and 1990, respectively. He is currently serving as a Chancellor’s Professor at the Computer Science Department of University of California, Los Angeles, the Director of Center for Domain-Specific Computing, and the Director of VLSI Architecture, Synthesis and Technology (VAST) Laboratory. He served as the chair of the UCLA Computer Science Department from 2005 to 2008. He has served as an Associate Vice Provost for Internationalization and a co-director of the Peking University-UCLA Joint Research Institute since 2009. On 8 February 2017, Dr. Cong’s was elected as a member of the US National Academy of Engineering. Dr. Cong is the Co-founder and Chief Scientific Advisor of Falcon Computing Solutions Inc., and currently he is serving as its Chairman of Board of Directors. He is currently also a director of Inspirit, Inc. In addition, he is a distinguished visiting professor at Peking University and the Director of PKU Center for Energy-Efficient Computing and Applications (CECA). Dr. Cong’s research interests include electronic design automation and energy-efficient computing. He has published over 400 research papers in these areas. He received 10 Best Paper Awards and three 10-Year Retrospective Most Influential Paper Awards. He received the 2011 ACM/IEEE A. Richard Newton Technical Impact Award in Electric Design Automation “for pioneering work on technology mapping for FPGA that has made significant impact on the FPGA research community and industry”. He was elected IEEE Fellow in 2000 and ACM Fellow in 2008. He received the 2010 IEEE Circuits and System (CAS) Society Technical Achievement Award and the 2016 IEEE Computer Society Technical Achievement Award. He is the only scientist who has received a Technical Achievement Award from both the IEEE CAS Society and the Computer Society. Dr. Cong is also an outstanding educator. Dr. Cong has taught 35 PhD students. Nine of them are now faculty members in major research universities worldwide, including Cornell University, Georgia Tech., Peking University, Purdue, SUNY Binghamton, UCLA, UIUC and UT Austin. Also, four of Dr. Cong’s PhD students were co-founders, together with Dr. Cong, of three startups originated from UCLA, including Aplus Design Technologies (acquired by Magma in 2003, now under Synopsys), AutoESL (acquired by Xilinx in 2011) and Falcon Computing Solutions (for customized computing of big-data applications). Others hold key R&D or management positions in various companies related to the information technologies, such as Amazon, Arista, Bloomberg, Broadcom, Cadence, Facebook, Google, IBM, Intel, Micron, Synopsys and Xilinx.

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

Haijun Zhao

Chief Operating Officer and Executive Vice President

Dr. Haijun Zhao joined SMIC in October 2010 and had been Vice President of 12-inch Operation Center and, later, Vice President of North Operations. In April 2013, he became Executive Vice President and Chief Operating Officer, and also took the role of General Manager of the joint venture, SMNC. Haijun Zhao received his B.S. and Ph.D. from Electronic Engineering, Tsinghua University, Beijing, and MBA from the University of Chicago. He has 25 years of experience in technology development and industrial production of integrated circuit.

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

Mr. Li Zhi

Executive Vice President, Legal /Public Affairs/General Administration

Mr. Li Zhi joined SMIC in March 2013 as Vice President and was promoted to Executive Vice President in November 2014. He is currently responsible for overseeing legal, public affairs and general administration. He has over 30 years of engineering, management and operations experience in the electronics and semiconductor industry. In his previous roles, he was the Deputy-Director Secretary of the President’s office of the China Electronic Information Industry Group, Deputy-Director Secretary of the Ministry of Electronics Industry, head of General Management Department at Beijing Hua Hong NEC IC Design Co. Ltd., President’s Assistant and head of administrative legal department of Beijing Hua Hong IC Design Co. Ltd., Board Secretary of Hua Hong Semiconductor Company (Shanghai Hua Hong NEC Electronics Co. Ltd.), Director of the Board Office (Board Secretary) of Shanghai Hua Hong (Group) Co. Ltd., Executive Vice President, Board Member and CEO of Shanghai Belling Co. Ltd., Vice President of Shanghai Integrated Circuit Industry Association. Mr. Li holds a Bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics, and an EMBA from the University of Texas at Arlington. He also serves as the Vice President of the China Electronic Information Association.

Mike Rekuc

Executive Vice President, Worldwide Sales and Marketing

Mr. Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing, and on April 25, 2013, he took on the role as Executive Vice President. Mr. Rekuc is an industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, 1991 through 2010, he was Senior Vice President of Sales and Marketing of Chartered Semiconductor Manufacturing residing in their Singapore headquarters and also served as the President of Chartered American in the US (Chartered was acquired in 2010 by GlobalFoundries). Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

Tianshen Tang

Executive Vice President, Design Services

Dr. Tianshen Tang joined SMIC as Vice President of Business Development in 2010. He became Vice President of Design Service Center in March 2011 and was promoted to Senior Vice President in April 2013. On August 10, 2016, he took on the role as Executive Vice President. Dr. Tang is also a director of Brite Semiconductor Corp. and a Co-Director of SMIC-UCR-PKU Joint Center for ESD Protection Design. Dr. Tang is a semiconductor industry veteran with near 30 years of experience spanning academic and technology research, IC design, business development, sales and marketing, start-up company and corporate management in both United States and China. Prior to joining SMIC, Dr. Tang was Vice President of Design Service at Shanghai Hua Hong NEC Electronics Company. Before Hua Hong NEC, he was a co-founder and Chief Technology Officer of Penstar Technology Company. He also previously held management positions at Intel ITP and New Business Groups and Lanstar Semiconductor USA. Dr. Tang began his career in United States as an assistant professor in Electrical Engineering and Computer Sciences at Texas A&M University-Kingsville, rising to become a turned associate professor. Dr. Tang holds a bachelor’s degree in mathematics from Tianjin Nankai University, a master and Ph.D. both in electrical engineering from Texas A&M University, College Station. Dr. Tang published over thirty peer-reviewed technical articles, led seven research programs funded by distinguished sources in both United States and China, and advised more than 20 graduate students. Dr. Tang was honored Scientific Chinese Figures 2015.

Gareth Kung

Executive Vice President, Investment and Strategic Business Development and Finance, Company Secretary

Mr. Gareth Kung joined SMIC in July 2012. He works as Executive Vice President, Investment and Strategic Business Development and Finance and Company Secretary. Mr. Kung has over 25 years’ work experience working as a chief financial officer in publicly listed companies, private equity investment manager, banker and auditor. Between 2003 and 2009, Mr. Kung worked at SMIC as the Group Treasurer and Group Controller and from July 2012 to February 2014 as the Company’s Chief Financial Officer. Mr. Kung holds a MBA from the University of Western Ontario and a bachelor’s degree in accounting from the National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore and a Chartered Accountant of England and Wales. In addition, he is a Chartered Financial Analyst.

B.	Director and Executive Compensation

Details of the emoluments paid or payable by us to our directors, including Zhou Zixue, our chairman and executive director, Tzu-Yin Chiu, our chief executive officer and executive director and Gao Yonggang, our chief financial officer and executive director, in 2016 are set out as below:

		Employee settled
	Salaried and	share-base	Total
	wages	payment	remuneration
	(in US$ thousands)
Executive Directors:
Zhou Zixue	527	655	1,182
Tzu-Yin Chiu**	920	1,038	1,958
Gao Yonggang	413	82	495
Non-executive directors:
Chen Shanzhi	80	136	216
Zhou Jie	—	—	—
Ren Kai	63	22	85
Lu Jun	39	—	39
Li Yonghua (Alternate to Chen Shanzhi)****	—	—	—
Independent non-executive directors:
Lip-Bu Tan	100	156	256
William Tudor Brown	85	24	109
Sean Maloney*	72	23	95
Carmen I-Hua Chang	68	78	146
Shang-yi Chiang***	—	—	—
Total remuneration	2,367	2,214	4,581

*	Sean Maloney resigned as independent non-executive director with effect from November 7, 2016.

**	Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

***	Shang-yi Chiang was appointed as independent non-executive director with effect from December 20, 2016.

****	Li Yonghua resigned as alternate director of Chen Shanzhi with effect from February 24, 2017.

The remuneration paid or payable by us to our senior management personnel, including Tzu-Yin Chiu and Gao Yonggang during the year are as follows:

For the Year ended
December 31, 2016
(in US$ thousands)
Short-term benefits	3,887
Share-based payments	1,668
Total	5,555

We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

In 2016, we have granted options to purchase an aggregate of 13,387,906 ordinary shares (adjusted to 1,338,790 ordinary shares upon the effect of the Share Consolidation) under our 2014 Stock Option Plan and awarded an aggregate of 13,327,906 restricted share units under our 2014 Equity Incentive Plan to certain of our executive officers. Our 2014 Stock Option Plan and our 2014 Equity Incentive Plan are described below. The exercise price of the options granted to our executive officers in 2016 to purchase ordinary shares under the 2014 Stock Option Plan range from US$0.08 to US$0.11 per share (adjusted to the range from US$0.83 to US$1.12 per share upon the effect of the Share Consolidation). The expiration dates of these options range from May 24, 2026 to September 11, 2026.

C.	Board Practices

Board of Directors

Our board of directors consists of thirteen Directors. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of our issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re- election at each annual general meeting of shareholders, or AGM. Each class of Director (including all non-executive Directors) will serve a term of three years.

The following table sets forth the names, classes and appointment commencement dates of our current Directors:

Name of Director	Position	Class	Appointment Commencement Date	Year of Re-election
Zhou Zixue	Chairman and Executive Director	I	2015/3/6	2017
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	I	2011/8/5	2017
Gao Yonggang	Chief Financial Officer, Executive Vice President, Strategic Planning, Executive Director	I	2009/6/23	2017
William Tudor Brown	Independent Non-executive Director	I	2013/8/8	2017
Tong Guohua#	Non-executive Director	I	2017/2/14	2017
Chen Shanzhi	Non-executive Director	II	2009/6/23	2018
Lip-Bu Tan	Independent Non-executive Director	II	2001/11/3	2018
Carmen I-Hua Chang	Independent Non-executive Director	II	2014/9/1	2018
Lu Jun	Non-executive Director	II	2016/2/18	2018
Zhou Jie	Non-executive Director	III	2009/1/23	2019
Ren Kai	Non-executive Director	III	2015/8/11	2019
Shang-yi Chiang*	Independent Non-executive Director	III	2016/12/20	2019
Jason Jingsheng Cong#	Independent Non-executive Director	III	2017/2/14	2019

* Dr. Shang-yi Chiang whose initial appointment as Director took effect as of December 20, 2016, shall retire from office at the 2017 AGM pursuant to Article 126 of the Company’s Articles of Association. Dr. Shang-yi Chiang will, being eligible, offer himself for re-election as a Class III Director at the 2017 AGM to hold office until the 2019 AGM.

# Dr. Tong Guohua and Dr. Jason Jingsheng Cong whose initial appointment as Director took effect as of February 14, 2017, shall retire from office at the 2017 AGM pursuant to Article 126 of the Company’s Articles of Association. Dr. Tong Guohua and Dr. Jason Jingsheng Cong will, being eligible, offer themselves for re-election as a Class I Director at the 2017 AGM to hold office until the 2020 AGM and a Class III Director at the 2017 AGM to hold office until the 2019 AGM respectively.

Please see “Item 7.B — Major Shareholders and Related Party Transactions — Related Party Transactions — Director Service Contracts” for a description of the service contracts we have entered into with our directors. Except for the indemnification provisions, the Service Contracts (as defined under Item 7) do not provide for benefits upon termination of service or employment.

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

The responsibilities of the audit committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•	reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•	pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•	reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•	reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls (including financial, operational and compliance controls) and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•	considering the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During the year ended December 31, 2016, the audit committee reviewed:

•	the Company’s budget for 2016;

•	the financial reports for the year ended and as of December 31, 2015 and the six months ended and as of June 30, 2016;

•	the quarterly financial statements, earnings releases and any updates thereto;

•	the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•	the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

•	the findings of the Company’s compliance office, which ensures compliance with HKSE’s Corporate Governance Code (the “CG Code”) and the Company’s Insider Trading Compliance Program (the “Insider Trading Policy;”);

•	the reports of the Company’s ethics hotline;

•	the audit fees for the Company’s independent auditors; and

•	the Company’s independent auditors’ engagement letters.

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

Compensation Committee

Currently, the members of the Company’s Compensation Committee (“Compensation Committee”) are Mr. William Tudor Brown (Chairman of Compensation Committee), Mr. Zhou Jie, Mr. Lip-Bu Tan, Mr. Tong Guohua and Mr. Shang-yi Chiang. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the compensation committee include, among other things:

•	approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•	reviewing and making recommendations to the Board regarding new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, and legal human resources responsibilities.

The Compensation Committee shall have the delegated authority to determine the remuneration packages of individual executive Directors and the Company’s executive officers/senior management, and make recommendations to the Board on the remuneration of non-executive Directors. During the year ended December 31, 2016, in addition to reviewing the remuneration of executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

•	the remuneration policy for employees for the year 2016;

•	the profit-sharing and bonus policies and basis of calculation;

•	the long term compensation strategy, including the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans;

•	the attrition rate;

•	the proposed compensation packages of newly-appointed Directors during the year;

•	matters arising from the Share Consolidation.

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

Nomination Committee

Currently, the members of the Company’s Nomination Committee (“Nomination Committee”) are Dr. Zhou Zixue (Chairman of Nomination Committee), Mr. Lu Jun, Mr. Lip-Bu Tan, Mr. William Tudor Brown and Ms. Carmen I-Hua Chang.

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

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting. During the year ended December 31, 2016, the Nomination Committee:

•	reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•	make recommendations to the Board on succession planning for Chairman, independent non-executive director;

•	evaluated the independence of the independent non-executive director; and

•	reviewed the re-election of Directors.

D.	Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Position	2013	2014	2015	2016
Managers	951	930	962	1,210
Professionals(1)	4,440	4,988	6,112	7,978
Technicians	4,751	5,116	6,170	8,100
Clerical staff	304	351	229	679
Total(2)	10,446	11,385	13,473	17,967

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 3, 3, 14 and 13 temporary and part-time employees in 2013, 2014, 2015, and 2016 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2013	2014	2015	2016
Shanghai	6,626	6,896	7,533	8,404
Beijing	2,272	2,518	3,242	4,721
Tianjin	1,454	1,511	1,630	1,663
Chengdu	11	10	10	10
Shenzhen	43	405	843	1,284
Jiangyin	—	—	174	314
United States	20	25	20	20
Europe	6	6	7	1,537
Japan	1	2	2	2
Taiwan Office	10	9	9	9
Hong Kong	3	3	3	3
Total	10,446	11,385	13,473	17,967

Our employees are not covered by any collective bargaining agreements.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our Directors and options to purchase ordinary shares as of December 31, 2016:

	Number of Ordinary Shares	Derivatives				Aggregate	Percentage of Aggregate Interests to Total Issued Share Capital of the
Board Member	Held(14)	Share Options(14)		Other(14)		Interest(14)	Company(1)
Executive Director

Zhou Zixue	-	2,521,163	(2)	1,080,498	(3)	3,601,661	0.085%

Tzu-Yin Chiu	4,369,109	7,752,111	(4)	150,252	(5)	12,271,472	0.289%

Gao Yonggang	-	1,964,003	(6)	85,505	(7)	2,049,508	0.048%

Non-executive Director

Chen Shanzhi	-	414,687	(8)	100,156	(9)	514,843	0.012%

Zhou Jie	-	-		-		-	-

Ren Kai	-	-		-		-	-

Lu Jun	-	-		-		-	-

Independent Non-executive Director

Lip-Bu Tan	114,583	528,926	(10)	856		644,365	0.015%

William Tudor Brown	-	449,229	(11)	-		449,229	0.011%

Carmen I-Hua Chang	-	488,730	(12)	-		488,730	0.011%

Shang-yi Chiang	-

Alternate Director	-	-		-		-	-

Li Yonghua	-	-		-		-	-

Notes:

(1)	Based on 4,252,922,259 Ordinary Shares in issue as of December 31, 2016.

(2)	On May 20, 2015, Dr. Zhou was granted options to purchase 2,521,163 Ordinary Shares at a price of HK$8.30 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options has been exercised.

(3)	On May 20, 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of December 31, 2016, 270,124 Restricted Share Units were vested.

(4)	These options comprise: (a) On September 8, 2011, Dr. Chiu was granted options to purchase 8,698,753 Ordinary Shares at a price of HK$4.55 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 703,106 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 150,252 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, a total of 1,800,000 options were exercised.

(5)	These restricted share units comprise: (a) On May 25, 2016, 703,106 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately; (b) On September 12, 2016, 150,252 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. As of December 31, 2016, 703,106 Restricted Share Units were exercised, among which 283,106 ordinary shares were issued to Dr. Chiu, and 420,000 were settled in cash.

(6)	These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 1,360,824 Ordinary Shares at a price of HK$6.24 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 288,648 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(7)	On November 17, 2014, Dr. Gao was granted an award of 291,083 Restricted Share Units pursuant to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of December 31, 2016, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(8)	These options comprise: (a) On May 24, 2010, Dr. Chen was granted options to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 98,958 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 1,198 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(9)	These restricted share units comprise: (a) On May 25, 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 1,198 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately.

(10)	These options comprise (a) options granted to Mr. Tan on February 17, 2009 to purchase 100,000 Ordinary Shares at a price of HK$2.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, (b) options granted to Mr. Tan on February 23, 2010 to purchase 313,487 Ordinary Shares at a price of HK$7.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (c) options granted to Mr. Tan on May 25, 2016 to purchase 114,583 Shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board, and (d) options granted to Mr. Tan on September 12, 2016 to purchase 856 Shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(11)	On May 25, 2016, 114,583 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. On September 12, 2016, 856 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. As of December 31, 2016, 114,583 were issued to Mr. Tan.

(12)	On September 6, 2013, Mr. Brown was granted options to purchase 449,229 Ordinary Shares at a price of HK$5.62 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(13)	On November 17, 2014, Ms. Chang was granted options to purchase 488,730 Ordinary Shares at a price of HK$8.5 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of December 31, 2016, none of these options were exercised.

(14)	These interests have been adjusted upon the Share Consolidation on the basis of every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004 each taking effect from 7 December 2016.

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

The compensation committee has issued to each of our executive officers options to purchase ordinary shares pursuant to our 2004 Stock Option Plan and 2014 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan and 2014 Equity Incentive Plan. The exercise price of the options ranges from US$0.35 to US$1.47. The options expire between May 15, 2017 and September 11, 2026. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares.

Stock Incentive Schemes

2004 Stock Incentive Plans

2004 Stock Option Plan

Our shareholders adopted on February 16, 2004 a 2004 Stock Option Plan which then became effective on March 18, 2004 and further amended it on June 23, 2009. The number of the Ordinary Shares that may be issued pursuant to our 2004 Stock Option Plan and our 2004 Employee Stock Purchase Plan shall not, in the aggregate, exceed 243,466,873 Ordinary Shares upon the effect of the Share Consolidation.

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

The Share Consolidation will cause adjustments to the exercise price of such stock options and the number of Ordinary Shares to be issued under the outstanding stock options, pursuant to the terms and conditions of such options and under terms and conditions of the Company’s 2004 Stock Option Plan.

Amended and Restated 2004 Equity Incentive Plan

Our shareholders adopted an Amended and Restated 2004 Equity Incentive Plan that became effective on June 3, 2010. The aggregate number of the Ordinary Shares that may be issued pursuant to the Amended and Restated 2004 Equity Incentive Plan may not exceed 101,593,172 Ordinary Shares upon the effect of the Share Consolidation. Awards issued under the Amended and Restated 2004 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the Amended and Restated 2004 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares may become available for issuance under our Amended and Restated 2004 Equity Incentive Plan:

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

The Share Consolidation will cause adjustments to the par value of Ordinary Shares to be received by the relevant grantee on the date of vesting of the relevant award of RSUs and the number of Ordinary Shares to be issued pursuant to the terms and conditions of the awards of unvested RSUs and under the terms and conditions of the Company’s Amended and Restated 2004 Equity Incentive Plan.

2014 Stock Incentive Plans

2014 Stock Option Plan

We adopted a 2014 Stock Option Plan that became effective on November 15, 2013 when the 2014 Stock Option Plan was registered with the PRC State Administration of Foreign Exchange. The number of Ordinary Shares that may be issued pursuant to the 2014 Stock Option Plan and the 2014 Employee Stock Purchase Plan (if adopted) shall not, in the aggregate, exceed 320,737,712 Ordinary Shares upon the effect of the Share Consolidation. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2014 Stock Option Plan or any of our other stock option plans or any outstanding purchase right granted under the 2014 Employee Stock Purchase Plan (if adopted) or any other of our employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. Stock options issued under the 2014 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of our Ordinary Shares available under the 2014 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the 2014 Stock Option Plan will again be available for grant and issuance under the 2014 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

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

The Share Consolidation will cause adjustments to the exercise price of such stock options and the number of Ordinary Shares to be issued under the outstanding stock options, pursuant to the terms and conditions of such options and under terms and conditions of the Company’s 2014 Stock Option Plan.

2014 Employee Stock Purchase Plan

Our shareholders adopted a 2014 Employee Stock Purchase Plan on June 13, 2013. Purchases are accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The number of our Ordinary Shares that may be issued pursuant to the 2014 Employee Stock Purchase Plan and our 2014 Stock Option Plan shall not, in the aggregate, exceed 320,737,712 Ordinary Shares upon the effect of the Share Consolidation. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding purchase right granted under this 2014 Employee Stock Purchase Plan or any of our other employee stock purchase plans or any outstanding stock option granted under our 2014 Stock Option Plan or any of our other stock option plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. All shares purchased under the 2014 Employee Stock Purchase Plan shall be issued in the form of American depositary shares. For purposes of determining the number of the Company’s Ordinary Shares available under the 2014 Employee Stock Purchase Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares.

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

The purchase price for shares of our American depositary shares purchased under our 2014 Employee Stock Purchase Plan shall be 85% of the lesser of the fair market value of our American depositary shares on (i) the first business day of the applicable offering period and (ii) the last day of the applicable offering period.

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

The Share Consolidation will cause adjustments to the par value of Ordinary Shares to be received by the relevant grantee on the date of vesting of the relevant award of RSUs and the number of Ordinary Shares to be issued pursuant to the terms and conditions of the awards of unvested RSUs and under the terms and conditions of the Company’s Amended and Restated 2014 Equity Incentive Plan.

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

Ordinary Shares

The following table sets forth information regarding the beneficial ownership as of December 31, 2016 of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

Name of Shareholder	Nature of Interest	Long/Short Position	Number of Ordinary Shares Held(6)		Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company(1)	Derivatives(6)		Total Interest(6)		Percentage of Total Interests to Total Issued Share Capital of the Company(1)
Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	769,996,123	(2)	18.11%	-		769,996,123		18.11%

China Integrated Circuit Industry Investment Fund Co., Ltd	Interest of corporation controlled	Long Position	740,000,000	(3)	17.40%	-		740,000,000		17.40%

Tsinghua University	Interest of corporation controlled	Long Position	387,324,100	(4)	9.11%	-		387,324,100	(4)	9.11%

BlackRock, Inc.	Interest of corporation controlled	Long Position	270,429,217	(5)	6.36%	88,800	(5)	270,518,017		6.36%
		Short Position	3,265,200	(5)	0.08%	1,216,200	(5)	4,481,400		0.11%

Notes:

(1)	Based on 4,252,922,259 Ordinary Shares in issue as of December 31, 2016.

(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)	All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd

(4)	Tsinghua University holds 387,324,100 Ordinary Shares in long position through Tsinghua Unigroup Co., Ltd. (a 51% held subsidiary of Tsinghua University) and other corporations controlled by it.

(5)	BlackRock, Inc. holds 270,429,217 Ordinary Shares in long position and 3,265,200 Ordinary Shares in short position through Trident Merger, LLC and BlackRock Holdco 2, Inc. (both 100% held by BlackRock, Inc.) and other corporations controlled by it. In the long position of 270,429,217 Ordinary Shares, 88,800 Ordinary Shares are held through cash settled derivatives. In the short position of 3,265,200 Ordinary Shares, 1,216,200 Ordinary Shares are held through cash settled derivatives.

(6)	These interests have been adjusted upon the Share Consolidation on the basis of every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004 each, taking effect from December 7, 2016.

B.	Related Party Transactions

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

Issue of Series B Preference Shares by SJ Semiconductor Corporation

On December 8, 2015, a share purchase agreement (“Share Purchase Agreement”) was entered into by:

•	SJ Cayman Corporation (“SJ Cayman”) and its wholly-owned subsidiaries SJ Semiconductor (HK) Limited and SJ Semiconductor (Jiangyin) Corporation; and

•	the Company, Xun Xin (Shanghai) Investment Co. Ltd. (“Xun Xin”) and Qualcomm Global Trading Pte. Ltd (“Qualcomm”) (each an “Investor” and together as the “Investors”),

pursuant to which SJ Cayman agreed to issue and the Investors agreed to subscribe for 466,666,664 Series B Preference Shares for an aggregate cash consideration of US$280,000,000 at a cash purchase price of US$0.60 per share. The transaction helps to expand SJ Semiconductor (Jiangyin) Corporation’s production capacity and accelerate the construction progress.

The Company, Xun Xin and Qualcomm have each contributed US$160,000,000, US$100,000,000 and US$20,000,000 for their respective subscription of 266,666,666, 166,666,666 and 33,333,332 Series B Preference Shares, representing respectively 56.06%, 29.41% and 5.88% of the total issued share capital of SJ Cayman as of the date of the entry into the share purchase agreement. Each Series B Preference Share may be converted at the option of the holder, at any time after the date of issuance thereof, into such number of fully paid SJ Cayman Ordinary Share(s) determined by dividing the original issue price of US$0.60 per share by the then effective conversion price. The initial conversion price will be equal to the original issue price, resulting in an initial conversion ratio of 1:1, that is, one Series B Preference Share is convertible into one SJ Cayman Ordinary Share. The subscription was completed on September 30, 2016.

As China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”) held approximately 11.17% ownership interest in the Company through its wholly-owned subsidiary, Xinxin at the time of entering into the Share Purchase Agreement, it is a connected person of the Company under the Listing Rules. Xun Xin, a wholly-owned subsidiary of China IC Fund, is an associate of Xinxin and thus a connected person of the Company under the Listing Rules.

As certain of the applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Share Purchase Agreement exceed 0.1% but are less than 5%, the Share Purchase Agreement constitutes a connected transaction subject to the reporting and announcement requirements under the Listing Rules, and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

Mr Ren Kai, a non-executive Director, is deemed to have a material interest in the share purchase agreement as he holds the position of Vice President in Sino IC Capital Company Limited, the sole manager of China IC Fund and the position of legal representative in Xun Xin. However, Mr Ren Kai did not participate in the voting on the relevant board resolutions in respect of the share purchase agreement and the transaction contemplated thereunder.

Disposal Agreement between Siltech Shanghai and JCET, Subscription Agreement between Siltech Shanghai and JCET; Supplemental Agreement relating to Disposal Agreement between SilTech Shanghai and JCET

On April 27, 2016, Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”) (a connected person at the subsidiary level of the Company) entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Suzhou Changdian Xinke Investment Co., Ltd. (“Holdco A”) (a company incorporated by JCET under PRC laws and owned by JCET, SilTech Shanghai and China IC Fund as to 50.98%, 19.61% and 29.41% respectively at the time of entering into the Disposal Agreement) to JCET in consideration of RMB664 million, to be satisfied by JCET’s issuance of 43,229,166 A Shares to SilTech Shanghai at RMB15.36 per A Share.

On April 27, 2016, SilTech Shanghai and JCET entered into a subscription agreement. Pursuant to the Subscription Agreement, SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 A Shares at RMB17.62 per A Share in consideration of an aggregate subscription price of RMB2,655 million in cash by way of private placement.

Immediately upon completion of both the Disposal and the Subscription, the Company (through SilTech Shanghai) would hold 193,910,210 A Shares in total (subject to any necessary adjustment) representing 14.26% shareholding interest in JCET and 14.26% attributable ownership interest in Holdco A assuming that completion of a separate agreement between China IC Fund and JCET involving the disposal of China IC Fund of its ownership interest in certain companies to JCET in consideration of 129,622,395 A Shares in JCET has taken place. The Company is expected to become the single largest shareholder of JCET after completion of the Disposal and the Subscription. The Disposal and the Subscription constitute a strategic investment which reflects the current industry trend and customers’ requests for greater integration between front-end and back-end IC manufacturing. Holdco A is the indirect holding company of STATS ChipPAC Ltd., a leading provider of advanced semiconductor packaging and test services in the world.

As JCET held approximately 14.7% ownership interest in SJ Semiconductor Corporation, a subsidiary of the Company, at the time of entering into the Disposal Agreement and the Subscription Agreement, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Disposal and the Subscription are exempt from the circular, independent financial advice and shareholders’ approval requirements under Rule 14A.101 of the Listing Rules.

On December 9, 2016, according to feedback received by JCET from the China Securities Regulatory Commission (“CSRC”) in relation to Holdco A’s losses in 2016 and its expected loss during the period commencing on January 1, 2017 and ending on the completion date of the Disposal (the “2017 Transitional Period as well as profit compensation for the coming three years (2017, 2018 and 2019), SilTech Shanghai and JCET entered into a supplemental agreement after negotiation to amend and supplement the Disposal Agreement (the “Supplemental Agreement”). The parties agreed that:

(a)	for the period commencing on December 31, 2015 and ending on the completion date of the Disposal (the “Transitional Period”), any profit of Holdco A will be enjoyed by JCET, while 19.61% of any loss of Holdco A will be borne by SilTech Shanghai by way of cash compensation to JCET; and

(b)	an agreed sum of net profit be set for Holdco A for the years of 2017, 2018 and 2019, and if the aggregate amount of Holdco A’s consolidated net profit for each of those years is lower than the agreed sum, SilTech Shanghai will compensate JCET up to a capped limit with a cash amount equivalent to the shortfall of its proportion of shareholding less any compensation SilTech Shanghai has already paid for Holdco A’s loss during the 2017 Transitional Period (if any).

On March 1, 2017, the Company was notified by JCET that CSRC has granted conditional approval for the Disposal and the Subscription (the “Conditional Approval”). Completion of the Disposal Agreement and greed sum, SilTech Shanghai will company the Subscription Agreement is subject to the satisfaction of conditions in the Conditional Approval, which have been disclosed on the website of the CSRC.

Capital Contribution and Deemed Disposal of Ownership Interest in a Joint Venture in Beijing

On May 10, 2016, the Company, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”), China IC Fund, Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (“Beijing Semi Fund”), Beijing Industrial Development Investment Management Co., Ltd. (“IDIMC”) and Zhongguancun Development Group (“ZDG”) agreed to amend the previous joint venture agreement between the parties dated June 3, 2013 by entering into an amendment joint venture agreement, pursuant to which: (i) the Company and SMIC Beijing’s outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement would decrease from US$804.38 million to US$708.38 million, and their aggregate shareholding in the joint venture company — Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) would decrease from 55% to 51%; and (ii) China IC Fund would make a cash contribution of US$636 million into the registered capital of SMNC. The above would lead to an increase in the registered capital of the SMNC from US$1.2 billion to US$2.4 billion. Pursuant to the Amendment JV Agreement, the total investment under the Amendment JV Agreement is estimated to be US$3.59 billion. The remaining US$1.19 billion of the total investment under the Amendment JV Agreement is intended to be funded through SMNC’s internal cash flow and debt financing.

As China IC Fund mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials, the Company believes that such partnership will build up SMNC at a faster pace and capture more business opportunities.

As China IC Fund held approximately 17.55% ownership interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Amendment JV Agreement, it is a connected person of the Company under the Listing Rules. The Company’s entering into the Amendment JV Agreement with, amongst others, China IC Fund constitutes a connected transaction under Chapter 14A of the Listing Rules. China IC Fund’s cash contribution of US$636 million into the registered capital of SMNC, a subsidiary of the Company, also constitutes a connected transaction under Chapter 14A of the Listing Rules. The Amendment JV Agreement is a non-exempt connected transaction subject to reporting, announcement and the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

Mr. Lu Jun, who is a Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai has abstained from voting on the relevant board resolution in respect of the Amendment JV Agreement. Mr. Lu Jun did not participate in the voting on the relevant board resolution as he was not a Director then.

The joint venture agreement and all transactions contemplated thereunder were approved by the independent shareholders of the Company at the extraordinary general meeting (Ltd. Mr. Ren Kai, who is a Director and 016 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules.

Grants of Restricted Share Units to CEO and Certain Directors

On May 25, 2016, the Board resolved to grant, subject to independent shareholders’ approval, 7,031,061 restricted share units to Dr. Tzu-Yin Chiu, 989,583 restricted share units to Dr. Chen Shanzhi and 1,145,833 restricted share units to Mr. Lip-Bu Tan. Each of the restricted share units granted to Dr. Chiu, Dr. Chen and Mr. Tan represents the right to receive an ordinary share of the Company on the date it vests.

The grants of restricted share units are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the shareholders, the Company and the employees in order to maximize the motivation of the Directors and senior management..

Dr. Chiu is the Chief Executive Officer of the Company and an executive director, Dr. Chen is a non-executive Director and Mr. Tan is an independent non-executive Director. As such, each of Dr. Chiu, Dr. Chen and Mr. Tan is a connected person of the Company. The grants of restricted share units and the transactions contemplated thereunder constitute non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements.

The grants of restricted share units to Dr. Chiu, Dr. Chen and Mr. Tan were approved by independent shareholders at the extraordinary general meeting of the Company held on June 24, 2016.

Entering into Partnership Agreement for the Establishment of a Fund

On June 23, 2016, Shanghai Zhaoxin Investment Center (Limited Partnership) (“Shanghai Zhaoxin”) as the General Partner and China IC Fund and China IC Capital Co., Ltd. (“China IC Capital”) (an investment fund company established under the laws of the PRC and a wholly-owned subsidiary of Semiconductor Manufacturing International (Shanghai) Corporation, a wholly-owned subsidiary of the Company), as the Initial Limited Partners entered into a partnership agreement in relation to the establishment and management of Shanghai Juxin IC Investment Fund (“the Fund”). The Fund would be established in the PRC as a limited partnership for the purpose of equity investment, investment management and investment consulting in specified sectors.

Pursuant to the Partnership Agreement, the total capital commitment to the Fund is expected to be RMB2 billion, of which RMB997.75 million is to be contributed by China IC Fund, RMB700 million is to be contributed by China IC Capital, RMB15 million is to be contributed by the Shanghai Zhaoxin and RMB287.25 million is to be contributed subsequently by other investors. The Fund would be managed by China Fortune-Tech Capital Co., Ltd. (“CFT Capital”), an equity investment management company established by Semiconductor Manufacturing International (Shanghai) Corporation and an independent third party.

As China IC Fund held approximately 17.54% ownership interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Partnership Agreement, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Capital is an indirect wholly-owned subsidiary of the Company. Accordingly, the entering into of the Partnership Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Listing Rules. The Partnership Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

Mr. Ren Kai, who is a Class III non-executive Director, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and as such has abstained from voting on the relevant board resolution in respect of the Partnership Agreement. Mr. Lu Jun, who is a Class II non-executive Director, holds the position of President in Sino IC Capital Co., Ltd, but had not yet been appointed as a director of the Company on the date that the relevant board resolution was passed.

Further Grants of Restricted Share Units to CEO and Certain Directors

On August 10, 2016, the Board resolved to grant, subject to independent shareholders’ approval, 1,502,528 restricted share units to Dr. Tzu-Yin Chiu, 11,986 restricted share units to Dr. Chen Shanzhi and 8,561 restricted share units to Mr. Lip-Bu Tan. Each of the restricted share units granted to Dr. Chiu, Dr. Chen and Mr. Tan represents the right to receive an ordinary share of the Company on the date it vests.

The grants of restricted share units are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the shareholders, the Company and the employees in order to maximize the motivation of the Directors and senior management.

Dr. Chiu is the Chief Executive Officer of the Company and an executive director, Dr. Chen is a non-executive Director and Mr. Tan is an independent non-executive Director. As such, each of Dr. Chiu, Dr. Chen and Mr. Tan is a connected person of the Company. The grants of restricted share units and the transactions contemplated thereunder constitute non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements.

The grants of restricted share units to Dr. Chiu, Dr. Chen and Mr. Tan were approved by independent shareholders at the extraordinary general meeting of the Company held on December 6, 2016.

Provision of Guarantees to Connected Person

Pursuant to the framework agreement dated March 30, 2016 between the Company and Sino IC Leasing Co., Ltd. (“Sino IC Leasing”) and the supplemental agreement between the same parties dated December 21, 2016, SMNC, a subsidiary of the Company, entered into two lease agreements with Sino IC Leasing (Tianjin) Co., Ltd. (“Sino IC (Leasing) Tianjin”) on December 21, 2016, pursuant to which Sino IC Leasing (Tianjin) as lessor will lease certain machinery to SMNC as lessee in return for the payment of rental during the term of the Lease Agreements.

In addition, Semiconductor Manufacturing International (Beijing) Corporation, a wholly-owned subsidiary of the Company, entered into two guarantee agreements with Sino IC Leasing (Tianjin) to provide guarantees of an aggregate amount of approximately US$59,583,000 in favor of Sino IC Leasing (Tianjin) in respect of the payment obligations of SMNC under the Lease Agreements.

The Company considers that the entering into of the Guarantee Agreements will lower the funding cost of SMNC and enable SMNC to lease the relevant machinery to support its normal operations and production.

As China IC Fund held approximately 17.41% ownership interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Guarantee Agreements, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund also held approximately 35.21% ownership interest in Sino IC Leasing, therefore Sino IC Leasing is a connected person of the Company under the Listing Rules by virtue of being an associate of a connected person of the Company as defined under Rule 14A.13 of the Listing Rules. Sino IC Leasing (Tianjin) is a wholly-owned subsidiary of Sino IC Leasing and also a connected person of the Company. The Guarantee Agreements are subject to the reporting and announcement requirements but exempt from the circular and shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Financial Services Agreement with Datang Finance — 2016 to 2018

On December 18, 2015, the Company and Datang Telecom Group Finance Co., Ltd. (“Datang Finance”) entered into the Financial Services Agreement with a three year term commencing on January 1, 2016 and ending on December 31, 2018, pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management (“Group”) with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services) subject to the terms and conditions provided therein.

Datang Finance will provide to the Group a range of financial services as the Group may request from time to time. Such financial services include deposit services, loan services, foreign exchange services and other financial services.

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

The Annual Caps under the Financial Services Agreement are set out below:

Annual Caps	For the year ended December 31,
	2016	2017	2018
	US$ million	US$ million	US$ million
Deposit Cap (the maximum daily outstanding balances including accrued interests which is not cumulative in nature and inclusive of foreign currency and RMB deposits)	100	100	100
Spot FX Trading Cap (the maximum daily transaction amount for foreign exchange settlement and sales)	50	50	50
Other Financial Services Cap (the maximum annual fee for other financial services)	5	5	5

There are no historical caps for the deposit services, the foreign exchange services and other financial services with Datang Finance. The Annual Caps are determined based on the Group’s actual financial needs and reasonable forecast.

The actual transaction amounts for the range of financial services which Datang Finance has provided to the Company pursuant to the Financial Services Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million
Deposit Services	12.3
Spot FX Trading Services	—
Other Financial Services	0.01

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

The reasons for the Company to enter into the Financial Services Agreement are as follows:

1)	The entering into of the Financial Services Agreement does not preclude the Group from using the financial services of other PRC commercial banks. The Group has the discretion in selecting other PRC commercial banks as its financial services provider as it thinks fit and appropriate for the benefits of the Group;

2)	The entering into of the Financial Services Agreement enables the Group to broaden its existing financing channels; and

3)	The terms in respect of the deposit services, the loan services and the foreign exchange services offered by Datang Finance to the Group will be no less favourable than those offered to the Group by third parties and the commercial banks in the PRC in respect of comparable services, which enables the Group to lower its finance costs.

Each of Datang Finance and Datang Telecom Technology & Industry Holdings Co., Ltd. (LDatang Holdings Technology & Industry Holdings Co., Ltd. (Ldemy of Telecommunications Technology and Datang Holdings in turn wholly owns Datang Holdings (Hongkong) Investment Company Limited ( Datang Hongkongn turn wholly owns Datang Holdings (Hongkong) Investment Company Limi 18.30% of the total issued share capital of the Company as of the date of entering into the Financial Services Agreement. Datang Finance is a fellow subsidiary of Datang Holdings and an associate of Datang Hongkong, and thus a connected person of the Company under Chapter 14A of the Listing Rules. The Financial Services Agreement and the transactions contemplated thereunder are exempt from the independent shareholders Agreement and the transactions contemplated by the Listing Rules.

Other than Dr. Gao Yonggang and Dr. Chen Shanzhi, both of whom are nominated as Directors by Datang Hongkong and its associates, none of the Directors has a material interest in the Financial Services Agreement or the transactions contemplated thereunder. Dr. Gao and Dr. Chen abstained from voting at the meeting of the Board on the resolutions approving the Financial Services Agreement and the transactions contemplated thereunder.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Financial Services Agreement that took place between Datang Finance and the Group during the period ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Financial Services Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Financial Services Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Renewed Framework Agreement with Datang Holdings – 2016 to 2018

On December 28, 2015, the Company entered into a new framework agreement (the “2015 Renewed Framework Agreement”) with Datang Holdings, pursuant to which the Group and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the 2015 Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the 2015 Renewed Framework Agreement is determined based on the same as the 2014 Renewed Framework Agreement.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by the Group from the transactions contemplated under the 2015 Renewed Framework Agreement, are:

• US$50 million for the year ended December 31, 2016;

• US$66 million for the year ended December 31, 2017; and

• US$82 million for the year ending December 31, 2018.

In arriving at the Expected Caps, the Company has considered the potential level of Non-Exempt Continuing Transactions it may potentially provide in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang Holdings and its associates with the Company and the historical revenues generated by the Company from the transactions under the framework agreement dated February 18, 2014 (the (t14 Framework Agreement”) entered into between the Company and Datang Holdings.

The Company considers that Datang Holdings plays a key role in China’s semiconductor industry. By entering into the Framework Agreement and the Non-Exempt Continuing Connected Transactions with Datang Holdings, the Company believes that this will bring the Company sustainable business opportunities and also drive the Company’s technological achievement.

The aggregate revenues generated by the Group from the transactions entered into pursuant to the 2014 Framework Agreement and the Renewed Framework Agreement were US$14.5 million, US$22.6 million and US$17.9 million for the year ended December 31, 2014, 2015 and 2016 respectively.

As Datang Holdings is the holding company of Datang Holdings (Hongkong) Investment Company Limited, a substantial shareholder of the Company holding approximately 18.30% of the total issued share capital of the Company as of the time of entering into the Renewed Framework Agreement, Datang Holdings is an associate of Datang (Hongkong) and hence a connected person of the Company under Chapter 14A of the Listing Rules. The Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules subject to the reporting and announcement requirements and exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Company confirms that Dr. Chen Shanzhi and Dr. Gao Yonggang, both being Directors nominated by Datang Holdings, have abstained from voting on all relevant board resolutions relating to the Framework Agreement and the Non-Exempt Continuing Connected Transactions.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Renewed Framework Agreement that took place between Datang Holdings (or any of its associates) and the Company (or any of its subsidiaries) for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Renewed Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the non-exempt continuing connected transactions of the Company under the Renewed Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Framework Agreement with the Company’s Majority Owned Subsidiary, SJ Cayman — January 2016 to December 2016

On March 11, 2016, the Company and its majority owned subsidiary SJ Semiconductor Corporation (“SJ Cayman”) entered into the Framework Agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorization or licensing with a term commencing on January 1, 2016 and ending on December 31, 2016 and subject to terms and conditions provided therein.

The Company and SJ Cayman agreed to enter into one or more of the following types of transaction with each other including supply of goods and services, transfer of equipment and provision of technical authorization or licensing:

1.	Purchase and sale of spare parts and raw materials;

2.	Rendering of or receiving services including, without limitation, (a) processing and testing service; (b) procurement service; (c) research, development and experiment support service; and (d) comprehensive administration, logistics, production management and IT service;

3.	Transfer of equipment; and

4.	Provision of technical authorization or licensing by the Company to SJ Cayman.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

1)	the price prescribed or approved by state or local price control department (if any);

2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

3)	the comparable local market price, which shall be determined after arm’s length negotiation between both parties of the contract;

4)	where there is no comparable local market price, price based on the principle of cost plus a fair and reasonable profit rate.

The proposed annual caps for the Continuing Connected Transactions for the year ending December 31, 2016 were:

•	US$49 million (or its equivalent in other currencies) for supply of goods and services, transfer of equipment and provision of technical authorization or licensing by the Company

•	US$49 million (or its equivalent in other currencies) for supply of goods and services and transfer of equipment by SJ Cayman

The historical transactions between the Company and SJ Cayman were incidental and immaterial in value, therefore in arriving at the proposed annual caps, the Company considered reasonable factors such as the expected occurrences of Continuing Connected Transactions in light of current market conditions and the technological capability of the Company as well as the Company’s historical revenues.

The actual transaction amounts for supply of goods and services, transfer of equipment and provision of technical authorization or licensing generated by the Company and for supply of goods and services and transfer of equipment generated by SJ Cayman for the year ended December 31, 2016 were US$1.2 million and US$12.3 million respectively. None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

The Company considers that the entry into the Framework Agreement and the Continuing Connected Transactions with SJ Cayman will bring the Company an effective and complete wafer turn-key solution.

As China IC Fund held approximately 17.59% ownership interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited at the time of entering into the Framework Agreement, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund held approximately 25.0% ownership interest in SJ Cayman at the time of entering into the Framework Agreement through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The transactions contemplated under the Framework Agreement are subject to the reporting, announcement and annual review requirements but exempt from the circular and the Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and the position of legal representative in Xun Xin. Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the Framework Agreement.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between SJ Cayman on behalf of itself and its wholly-owned subsidiaries (SJ Hong Kong and SJ Jiangyin); and the Company on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin) for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Continuing Connected Transactions in relations to Centralized Fund Management Agreement — 2016 to 2018

On March 21, 2016, the Company, SMIC Beijing and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”), entered into the Centralized Fund Management Agreement in relation to: (i) the Company authorizing its wholly-owned subsidiary SMIC Beijing to carry out centralized management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Jiangyin participating in the Group’s centralized fund management system. SMIC Beijing will provide internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SJ Jiangyin pursuant to the Centralized Fund Management Agreement.

The Company would authorize its wholly-owned subsidiary SMIC Beijing to carry out centralized management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations. Based on such authorization, SMIC Beijing would provide fund management services to SJ Jiangyin within the scope permitted by the relevant PRC policies.

The price of the services provided by SMIC Beijing to SJ Jiangyin contemplated under the Centralized Fund Management Agreement will be fair and reasonable under the Listing Rules, determined according to the market principle on an arm’s length basis, subject to compliance with requirements for connected transactions of the Stock Exchange:

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

The terms (including fees charged by SMIC Beijing) in respect of other financial services provided by SJ Beijing to SJ Jiangyin will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by SMIC Beijing to SJ Jiangyin for providing such services will be determined based on arm’s length negotiations by the parties. The Annual Caps under the Centralized Fund Management Agreement are set out below.

Annual Caps	For the year ending December 31,
	2016	2017	2018
	US$ million	US$ million	US$ million

Internal Deposit Cap (the maximum daily outstanding balances including accrued interests)	500	500	500
Collection and Payment and Foreign Exchange Cap (the maximum daily transaction amount for collection and payment services and foreign exchange services)	500	500	500
Internal Loan Cap (the maximum borrowing limit per calendar year)	500	500	500
Letter of Credit Cap (the maximum aggregate amount under the letter(s) of credit issued on SJ Jiangyinf behalf per calendar year)	500	500	500
Other Financial Services Cap (the maximum fees charged for provision of other financial services per calendar year)	50	50	50

The Company considers that the entry into of the Agreement and the transactions contemplated thereunder will open up the domestic and foreign funding channels of the Group, increase efficient fund usage and reduce the Group’s overall debt levels and interest expense. The centralized management of foreign exchange risk exposure will also reduce the risks of exchange loss of the Group.

As China IC Fund holds approximately 17.55% ownership interest in the Company through its wholly-owned subsidiary at the time of entering into the Centralized Fund Management Agreement, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 25.0% ownership interest at the date of entering into the Centralized Fund Management Agreement in SJ Cayman, a majority owned subsidiary of the Company, through its wholly-owned subsidiary, Xun Xin. SJ Cayman and its wholly-owned subsidiary SJ Jiangyin are therefore connected subsidiaries of the Company as defined under Rule 14A.16 of the Listing Rules. SJ Jiangyin is thus a connected person of the Company under the Listing Rules. The transactions contemplated under the Centralized Fund Management Agreement are subject to reporting, announcement and shareholders’ approval under Chapter 14A of the Listing Rules.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd., Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and the position of legal representative in Xun Xin. Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the Centralized Fund Management Agreement.

The Centralized Fund Management Agreement and all transactions contemplated thereunder and the annual caps were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on June 24, 2016 as required under Chapter 14A of the Listing Rules.

The actual transaction amounts generated by the Company from the fund management services entered into pursuant to the Centralized Fund Management Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million

Internal Deposit Services	93.2
Collection and Payment Services and Foreign Exchange Services	—
Internal Loan Services	—
Letter of Credit Services	—
Other Financial Services	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Centralized Fund Management Agreement that that took place between the Company and SJ Jiangyin for the year ended December 31, 2016 had been entered into:

1.	in the ordinary and usual course of business of the Group;

2.	on normal commercial terms or better; and

3.	in accordance with the Centralized Fund Management Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Centralized Fund Management Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Centralized Fund Management Agreement with Semiconductor Manufacturing North China (Beijing) Corporation — 2016 to 2018

On March 31, 2016, the Company and its subsidiaries, SMIC Beijing and SMNC entered into the Centralized Fund Management Agreement providing the terms under which: (i) the Company would procure its wholly-owned subsidiary SMIC Beijing to carry out centralized management of the Grouppt Agreement providing the terms under which: (transactions.Company under the l meeting (“EGM”) of the Company held on ate in the Group’s centralized fund management system. SMIC Beijing provides internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SMNC within the scope permitted by the relevant PRC policies.

The Centralized Fund Management Agreement was entered into by the parties on March 31, 2016, at the time when SMNC was not a connected person. Due to the completion of the investment by China IC Fund (which indirectly held approximately 17.54% ownership interest in the Company at the relevant time and is therefore a connected person of the Company at the issuer level) in approximately 26.5% ownership interest in SMNC on June 30, 2016, SMNC became a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules, and thus a connected person of the Company. The Agreement and the transactions contemplated thereunder constitute continuing transactions subsequently became continuing connected transactions.

The expected Annual Caps were:

1.	The Internal Deposit Cap (representing the proposed maximum daily outstanding balances including accrued interests placed by SMNC with SMIC Beijing) is US$2 billion for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

2.	The Collection and Payment and Foreign Exchange Cap (representing the proposed maximum daily transaction amount for collection and payment services and foreign exchange services provided by SMIC Beijing to SMNC) is US$2 billion for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

3.	The Internal Loan Cap (representing the proposed maximum daily outstanding balance of loans including accrued interest provided by SMIC Beijing to SMNC) is US$2 billion for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

4.	The Letter of Credit Cap (representing the proposed maximum aggregate principal amount of the letter(s) of credit issued on SMNCby SMIC Beijing to SMNC) is US$2 billion for each of the three years endiending December 31, 2016, 2017 and 2018 respectively.

5.	The Other Financial Services Cap (representing the proposed maximum fees charged by SMIC Beijing for providing other financial services to SMNC per calendar year) is US$50 million for each of the three years ending December 31, 2016, 2017 and 2018 respectively.

The price of the services provided by SMIC Beijing to SMNC contemplated under the Agreement would be fair and reasonable under the Listing Rules, determined according to the market principle on an arm’s length basis subject to compliance with requirements of the Stock Exchange and relevant requirements in the PRC.

The Company considers that the entry into of the Centralized Fund Management Agreement and the transactions contemplated thereunder will have the following benefits:

1.	open up the domestic and foreign funding channels of the Group;

2.	reduce the Group Group and foreign funding channels of the Group; up; re;

3.	reduce the Group Group and foreign fundi

4.	obtain favorable exchange rate for the Group.
122

The actual transaction amounts generated by the Company from the fund management services entered into pursuant to the Centralized Fund Management Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended December 31, 2016
US$ million

Internal Deposit Services	719.7
Collection and Payment Services and Foreign Exchange Services	—
Internal Loan Services	120.5
Letter of Credit Services	—
Other Financial Services	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Centralized Fund Management Agreement that that took place between the Company and its subsidiaries, SMIC Beijing and SMNC for the year ended December 31, 2016 had been entered into:

1.	in the ordinary and usual course of business of the Group;

2.	on normal commercial terms or better; and

3.	in accordance with the Centralized Fund Management Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Centralized Fund Management Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Framework Agreement with Sino IC Leasing Co., Ltd. — 2016 to 2020 — and Supplemental Agreement to Framework Agreement

On March 30, 2016, the Company and Sino IC Leasing Co., Ltd. (“Sino IC Leasing”) entered into the Framework Agreement, pursuant to which Sino IC Leasing. would provide to the Company a range of financial services (including but not limited to leasing, factoring, loan entrustment, bills acceptance and discounting services) and certain other related services (including but not limited to financial advisory and consulting services).

Sino IC Leasing will support the needs of the Company in its business expansion for funds in both RMB and other foreign currencies. Sino IC Leasing will provide the following services to the Company within the scope permitted by the relevant PRC laws, regulations and policies, as well as the internal operational and management policies of the Company:

1.	Finance related Services

2.	The finance related services which Sino IC Leasing will provide to the Company include but are not limited to leasing, factoring, loan entrustment, bills acceptance and discounting services.
123

3.	Other related Services

4.	The other related services which Sino IC Leasing will provide to the Company include but are not limited to financial advisory and consulting services.

The Annual Caps under the Framework Agreement are set out below.

Annual Caps	For the year ending December 31,
	2016	2017	2018	2019	2020
	US$ billion	US$ billion	US$ billion	US$ billion	US$ billion

Financial services Cap (the maximum rental and fees charged for provision of financial services per calendar year)	1.5	1.5	1.5	1.5	1.5
Other related services Cap (the maximum fees charged for provision of other related services per calendar year)	0.15	0.15	0.15	0.15	0.15

The price for the services provided by Sino IC Leasing to the Company contemplated under the Framework Agreement would be determined by reference to the current market conditions and the terms (including the prices) which are comparable to the quotes from independent third parties (to the extent available) providing services of a similar nature with comparable scale in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiations, as well as the reasonable market prices which are applicable around that time, subject to compliance with requirements for related party transactions and connected transactions of the Stock Exchange.

The reasons for the Company to enter into the Framework Agreement are as follows:

1.	the entering into of the Framework Agreement with Sino IC Leasing will enable the Group to broaden its existing financing channels; and

2.	optimise the existing machinery of the Company and increase operating cash flow.

As China IC Fund holds approximately 17.55% ownership interest in the Company at of time of entering into the Framework Agreement through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund also holds approximately 35.21% ownership interest at of timeof entering into the Framework Agreement, therefore Sino IC Leasing is a connected person of the Company under the Listing Rules by virtue of being an associate of a connected person of the Company as defined under Rule 14A.13 of the Listing Rules. The Framework Agreement and the transactions contemplated thereunder constitute non-exempt continuing connected transactions subject to the reporting, announcement and shareholders’ approval requirements of Chapter 14A of the Listing Rules. As the term of the Framework Agreement exceeds three years, the independent financial adviser, Messis Capital Ltd., also explained why a period longer than three years is required and confirmed that it is normal business practice for an agreement of this type to be of such duration.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the nomination committee of the Company, holds the position of President in China IC Fund’s sole manager, namely Sino IC Capital Co., Ltd.. Mr. Ren Kai, who is a Class III non-executive Director, also holds the position of Vice President in Sino IC Capital Co., Ltd. As such, both Mr. Lu and Mr. Ren have abstained from voting on the relevant board resolutions in respect of the Framework Agreement.

The Framework Agreement and all transactions contemplated thereunder; and the annual caps in respect of the Framework Agreement were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on August 10, 2016 as required under Chapter 14A of the Listing Rules.

The actual amounts generated by the Company from the transactions entered into pursuant to the Framework Agreement during the year ended December 31, 2016 are set out below.

Actual Transaction Amounts for the year ended December 31, 2016
US$ million
Financial Services	—
Other Related Services	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and Sino IC Leasing Co., Ltd. for the year ended December 31, 2016 had been entered into:

1.	in the ordinary and usual course of business of the Group;

2.	on normal commercial terms or better; and

3.	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Companyre fair and reasonable and in the interests of the shareholders of the Company as a whole. and confirmed that the transactions under the Framework Agreement that took place between the Company and Sied letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

On December 21, 2016, the Company and Sino IC Leasing entered into a supplemental agreement to amend the Framework Agreement.

Pursuant to the Supplemental Agreement, the Company and Sino IC Leasing agreed that (1) the Framework Agreement will apply not only to Sino IC Leasing but also to its subsidiaries and (2) references therein to Sino IC Leasing will include references to its subsidiaries. The Supplemental Agreement is subject to applicable laws and regulations, including the Listing Rules.

Save for the above amendments, all other terms and conditions of the Framework Agreement, including the term, the scope of services, the pricing policy, the payment terms and the annual caps for the years ending December 31, 2016, 2017, 2018, 2019 and 2020 respectively remain the same.

The reason for entering into the Supplemental Agreement was that the Company had been informed by Sino IC Leasing that, in order to take advantage of benefits which may be available to its subsidiaries which are established in certain areas in the PRC, it wished to have the ability to perform its services under the Framework Agreement through its subsidiaries.

Framework Agreement with Semiconductor Manufacturing North China (Beijing) Corporation — 2016 to 2017

On September 30, 2016 the Company and Semiconductor Manufacturing North China (Beijing) Corporation ( China (Beijing) Corporationpany and Semiconductorlation to the supply of goods and services, leasing of assets, transfer of equipment and provision of technical authorization or licensing with a term commencing on the date of the Framework Agreement and ending on December 31, 2017.

The Company and SMNC agreed to enter into one or more of the following types of transactions with each other including the supply of goods and services, leasing of assets, transfer of equipment and provision of technical authorization or licensing:

1.	Purchase and sale of spare parts, raw materials, photomasks and finished products;

2.	Rendering of or receiving services including, without limitation, (a) processing and testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management and IT service; and (g) water, electricity, gas and heat provision service;
3.	Leasing of assets such as plant, office premises and equipment;

4.	Transfer of equipment; and

5.	Provision of technical authorization or licensing by the Company to SMNC, as well as the sharing of research and development costs in relation to 28-nanometer technologies.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

1)	the price prescribed or approved by state or local price control department (if any);

2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

3)	The comparable local market price, which shall be determined after arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

4)	where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate. The expected range of profit is from 5% to 8%; which is in line with the industry and not lower than the profit rate charged by the Company or SMNC (as applicable) to independent third parties (to the extent available); and

5)	where general pricing principles (1) to (4) are not applicable, the price determined by other reasonable means as agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, where possible each of the Company and SMNC will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

As to the price prescribed by the state or local price control department, state-prescribed fees apply to water and electricity, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority.

Under the Pricing Law of the PRC, the PRC government may implement a state-prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

The breakdown for the proposed Annual Caps for the Continuing Connected Transactions is set out below:

Annual Caps	For the year ending December 31,
	2016	2017
	US$ million	US$ million

Purchase and sale of goods	310	650
Rendering of or receiving services	120	200
Leasing of assets	2	200
Transfer of equipment	0	200
Provision of technical authorization or licensing (including the sharing of research and development costs)	100	200
Total:	532 million	1.45 billion

The Company believes that the business partnership between itself and SMNC will eliminate some duplicated efforts on introducing and manufacturing advanced nodes for IC design houses, therefore reducing the time to market and some overhead expenses for both parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be able to increase its market share, enhance its position in the industry and benefit from the increase in its economies of scale. Furthermore, SMNC is expects to build up and expand its manufacturing capacity following the capital contribution by China IC Fund. The Company can therefore leverage SMNC’s manufacturing capacity to expand the capacity of its advanced technology in a capital-efficient manner to meet the surging customer demand.

As China IC Fund holds approximately 17.51% ownership interest in the Company at the time of entering into the Framework Agreement through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. As China IC Fund holds 26.5% ownership interest in the registered capital of SMNC at the date of entering into the Framework Agreement, SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The Framework Agreement and the transactions contemplated thereunder constitute non-exempt continuing connected transactions subject to the reporting, announcement and shareholders’ approval requirements of Chapter 14A of the Listing Rules.

The Framework Agreement and all transactions contemplated thereunder; and the annual caps in respect of the Framework Agreement were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on December 6, 2016 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules.

The actual amounts generated by the Company from the transactions entered into pursuant to the Framework Agreement during the year ended December 31, 2016 are set out below.

Transactions	Actual Transaction Amounts for the year ended
December 31, 2016
US$ million

Purchase and sale of goods	168.7
Rendering of or receiving services	23.8
Leasing of assets	0.4
Transfer of equipment	—
Provision of technical authorization or licensing	69.1
Total	262.0

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2016.

Pursuant to Rule 14A.55 of Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and Semiconductor Manufacturing North China (Beijing) Corporation for the year ended December 31, 2016 had been entered into:

1)	in the ordinary and usual course of business of the Group;

2)	on normal commercial terms or better; and

3)	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Framework Agreement with SJ Semiconductor Corporation — 2017 to 2019

On December 27, 2016, the Company and its majority owned subsidiary SJ Semiconductor Corporation (“SJ Cayman”) entered into the Framework Agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorization or licensing with a term commencing on January 1, 2017 and ending on December 31, 2019 and subject to the terms and conditions provided therein.

The Company and SJ Cayman agreed to enter into one or more of the following types of transaction with each other including supply of goods and services, transfer of equipment and provision of technical authorization or licensing:

1.	Purchase and sale of spare parts and raw materials;

2.	Rendering of or receiving services including, without limitation, (a) processing and testing service; (b) procurement service; (c) research, development and experiment support service; and (d) comprehensive administration, logistics, production management and IT service;

3.	Transfer of equipment; and

4.	Provision of technical authorization or licensing by the Company to SJ Cayman.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

1)	the price prescribed or approved by state or local p rice control department (if any);

2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

3)	the comparable local market price, which shall be determined after arm’s length negotiation between both parties of the contract with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender. The Company will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price;

4)	where there is no comparable local market price, price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of(a) the actual reasonable cost; and (b) a fair and reasonable profit rate. The expected range of profit is from 5% to 10%, which is in line with the industry and not lower than the profit rate charged by the Company or SJ Cayman (as applicable) to independent third parties (to the extent available).

As to price prescribed by the state or local price control department, state-prescribed fees apply to water, electricity, gas and communication services involved in providing procurement service and comprehensive administration, logistics, production management and IT service, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the state may implement state-prescribed or guidance price for specific goods and services if necessary, such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

The proposed annual caps for the Continuing Connected Transactions are the same for each of the three years ending on December 31, 2017, 2018 and 2019 and are set out below:

•	US$11 million (or its equivalent in other currencies) for Supply of goods and services, transfer of equipment and provision of technical authorization or licensing by the Company; and

•	US$100 million (or its equivalent in other currencies) for Supply of goods and services and transfer of equipment by SJ Cayman.

In arriving at the proposed annual caps, the Company considered the historical transaction amounts between the Company and SJ Cayman, as well as reasonable factors such as the expected occurrences of Non-Exempt Continuing Transactions in light of current market conditions of the semiconductor industry and the technological capability of the Company. The Company has also considered the fact that SJ Cayman has only been established recently in August 2014 and is expected to steadily progress towards establishing full operations in 2019. For further details of the historical transaction amounts between the Company and SJ Cayman for the year ended December 31, 2016, please refer to page 117.

The Company considers that the entry into the Framework Agreement and the Continuing Connected Transactions with SJ Cayman will continue to bring the Company an effective and complete wafer turn-key solution.

As China IC Fund holds approximately 17.404% ownership interest in the Company at the date of entering into the Framework Agreement through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 29.405% ownership interest in SJ Cayman at the date of entering into the Framework Agreement through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The Framework Agreement and the transactions contemplated thereunder are exempt from shareholders’ approval requirements under Chapter 14A of the Listing Rules.

No Director is considered to have a material interest in the Framework Agreement which would have required the Director to abstain from voting at the Board Meeting authorizing the Framework Agreement.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and its majority owned subsidiary SJ Semiconductor Corporation for the year ended December 31, 2016 had been entered into:

1.	in the ordinary and usual course of business of the Group;

2.	on normal commercial terms or better; and

3.	in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Contemplating the Exercise of SilTech Shanghai’s Put Option

On December 22, 2014, we entered into a co-investment agreement through SilTech Shanghai with JCET and China IC Fund to acquire all or part of the issued and paid-up ordinary shares in the capital of STATS ChipPAC through JCET-SC (Singapore) Pte. Ltd.. On June 18, 2015, according to the co-investment agreement, we made a total capital contribution of the RMB equivalent of US$100 million to subscribe for 19.61% ownership interest in Changjiang Xinke.

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

On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. As of the date of this report, the CSRC has granted conditional approval for this transaction but the related conditions have not been satisfied.

Other Related Party Transactions

Please see Note 40 of Notes to the Consolidated Financial Statements for further information regarding the transactions between us and our related parties.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please see “Item 18 — Financial Statements” for our audited consolidated financial statements filed as a part of this annual report on Form 20-F.

See “Item4.B — Information on the Company — Business Overview — Customers and Markets” regarding the percentage of our sales which are exported from China.

Dividends and Dividend Policy

As of December 31, 2016, our accumulated deficit decreased to US$910.8 million from an accumulated deficit of US$1,287.5 million at the end of 2015. We have not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

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

The table below sets forth the high and low closing prices on the HKSE and the NYSE for the ordinary shares and ADSs representing such ordinary shares, respectively, since 2012 and for the most recent six months.

	Stock Exchange of Hong Kong(1)				New York Stock Exchange(2)
	Closing price per ordinary share				Closing Price per ADS
	High Price		Low Price		High Price		Low Price
Annual

Fiscal year 2012	HK$	4.45	HK$	2.39	US$	2.86	US$	1.49
Fiscal year 2013	HK$	7.20	HK$	4.00	US$	4.56	US$	2.56
Fiscal year 2014	HK$	8.60	HK$	5.80	US$	5.46	US$	3.76
Fiscal year 2015	HK$	9.50	HK$	6.00	US$	6.06	US$	3.91
Fiscal year 2016	HK$	12.18	HK$	5.90	US$	7.62	US$	3.90

Quarterly

First Quarter 2015	HK$	7.50	HK$	6.70	US$	4.73	US$	4.10
Second Quarter 2015	HK$	9.50	HK$	7.780	US$	6.06	US$	4.96
Third Quarter 2015	HK$	8.30	HK$	6.00	US$	5.38	US$	3.39
Fourth Quarter 2015	HK$	8.80	HK$	7.10	US$	5.60	US$	4.49
First Quarter 2016	HK$	7.80	HK$	6.40	US$	4.97	US$	4.06
Second Quarter 2016	HK$	7.00	HK$	5.90	US$	4.51	US$	3.90
Third Quarter 2016	HK$	9.00	HK$	6.20	US$	5.84	US$	4.04
Fourth Quarter 2016	HK$	12.18	HK$	8.80	US$	7.62	US$	5.39
First Quarter 2017	HK$	11.62	HK$	9.62	US$	7.56	US$	6.28

Monthly

October 2016	HK$	9.90	HK$	8.80	US$	6.34	US$	5.58
November 2016	HK$	11.20	HK$	10.10	US$	7.17	US$	6.46
December 2016	HK$	12.18	HK$	9.24	US$	7.62	US$	5.96
January 2017	HK$	11.62	HK$	10.56	US$	7.56	US$	6.88
February 2017	HK$	11.44	HK$	10.10	US$	7.40	US$	6.57
March 2017	HK$	10.70	HK$	9.62	US$	6.91	US$	6.28
April 2017 (through April 26, 2017)	HK$	9.71	HK$	9.07	US$	6.29	US$	5.86

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the first trading day in the 6 months immediately preceding our pre-emptive issues of new ordinary shares to Country Hill and Datang on September 25, 2015 and October 9, 2015, respectively are set forth below:

	Stock Exchange of Hong Kong(1) Closing price per ordinary share		New York Stock Exchange(2) Closing price per ADS
May 1, 2016		Market closed		Market closed

April 1, 2016	HK$	7.90	US$	4.960

May 1, 2016		Market closed	US$	5.470

June 1, 2016	HK$	8.90	US$	5.680

July 1, 2016		Market closed	US$	5.380

August 1, 2016		Market closed		Market closed

September 1, 2016	HK$	6.60		Market closed

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement dated December 18, 2013 of the pre-emptive issues to Datang and Country Hill are set forth below:

	Stock Exchange of Hong Kong(1)		New York Stock Exchange(2)
	Closing price per ordinary share		Closing price per ADS
December 17, 2013	HK$	6.00	US$	3.760

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement dated August 22, 2014 of the pre-emptive issues to Datang and Country Hill are set forth below:

	Stock Exchange of Hong Kong(1)		New York Stock Exchange(2)
	Closing price per ordinary share		Closing price per ADS
August 22, 2014	HK$	7.30	US$	4.630

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on the last trading day before our announcement dated June 12, 2015 of the pre-emptive issues to Datang and Country Hill are set forth below:

	Stock Exchange of Hong Kong(1)		New York Stock Exchange(2)
	Closing price per ordinary share		Closing price per ADS
June 12, 2015	HK$	8.70	US$	5.560

The closing prices on the HKSE and the NYSE for our ordinary shares and ADSs, respectively, on April 22, 2016 are set forth below:

	Stock Exchange of Hong Kong(1)		New York Stock Exchange(2)
	Closing price per ordinary share		Closing price per ADS
April 22, 2016	HK$	6.70	US$	4.310

(1)	Upon the Share Consolidation becoming effective on 7 December 2016, every ten (10) issued and unissued shares of US$0.0004 each were consolidated into one (1) consolidated share of US$0.004 each. The closing price has been adjusted for the Share Consolidation.

(2)	Each ADS represents 5 ordinary shares

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The section entitled “Description of Share Capital” in our IPO registration statement is incorporated by reference into this annual report.

The sections entitled “Item 10 — Additional Information-Memorandum and Articles of Association” in our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 26, 2005 and in our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 26, 2006 are incorporated by reference into this annual report. In addition, at the annual general meeting of our shareholders held on June 2, 2008, our shareholders approved an amendment to our Articles of Association to provide that a member of our board of directors may be removed by Ordinary Resolution.

C.	Material Contracts

Sale and Purchase Agreement to Acquire 70% of the Corporate Capital of LFoundry S.r.l.

On June 24, 2016, the Company, LFoundry Europe and Marsica entered into the Sale and Purchase Agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase the Quota (representing 70% of the corporate capital of LFoundry S.r.l.) for an aggregate cash consideration of EUR49 million (subject to adjustment) on the terms of and subject to the conditions set out in the Sale and Purchase Agreement. The amount of total consideration has been paid off on 29 July 2016 (“Closing Date”). Upon Closing, the Company, LFoundry Europe and Marsica entered into the Quotaholders’ Agreement to regulate the rights and obligations of the quotaholders of LFoundry S.r.l.

Joint Venture Agreement with Ningbo Senson and Beijing IC Fund

On October 14, 2016, China IC Capital (our wholly owned subsidiary) entered into a Joint Venture Agreement with Ningbo Senson Electronics Technology Co., Ltd (“Ningbo Senson”), and Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund (“Beijing IC Fund”) in relation to the establishment of Ningbo Semiconductor International Corporation (“NSI”), a company incorporated under PRC law and located in Ningbo, for the purpose of developing analog and specialty semiconductor process technology platforms in the areas of high-voltage analog, radio frequency, and optoelectronics.

Under the Joint Venture Agreement, China IC Capital shall contribute 66.76% of the registered capital, and Ningbo Senson and Beijing IC Fund shall contribute 33.24% of the registered capital. The total registered capital of NSI is RMB355 million, equal to US$52.8 million. China IC Capital is entitled to appoint three out of four directors of NSI.

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

On May 10, 2016, the Joint Venture Agreement was amended and entered into by and between the Company, SMIC Beijing, ZDG, BIDIMC, Sub-Fund and China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”). Pursuant to the Amendment Joint Venture Agreement, we and SMIC Beijing’s outstanding aggregate shareholding in SMNC decreased from 55% to 51%; China IC Fund has agreed to contribute 26.5% of the register capital in an aggregate amount of US$636 million. Sub-Fund, BIDIMC and ZDG has agreed to contribute 22.5% of the register capital in an aggregate amount of US$ 540 million. The above parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of SMNC from US$1.2 billion to US$2.4 billion.

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

Under such co-investment agreement, SilTech Shanghai, JCET and China IC Fund will make a total capital contribution of the RMB equivalent of US$100 million, US$260 million and US$150 million, respectively to subscribe for, respectively, 19.61%, 50.98% and 29.41% ownership interest in Changjiang Xinke. Changjiang Xinke and China IC Fund will make a total capital contribution of the RMB equivalent of US$510 million and US$10 million respectively to subscribe for, respectively, 98.08% and 1.92% ownership interest in Suzhou Changdian Xinpeng Investment Co., Ltd. China IC Fund is committed to providing Suzhou Changdian Xinpeng Investment Co., Ltd. with a shareholder’s loan of US$140 million and is entitled, at any time after the third anniversary of the date on which Bidco becomes a shareholder of STATS ChipPAC, to convert its shareholder’s loan into the equity of Suzhou Changdian Xinpeng Investment Co., Ltd. in accordance with the co-investment agreement. JCET-SC (Singapore) Pte. Ltd., a company incorporated and wholly owned by Suzhou Changdian Xinpeng Investment Co., Ltd. in the Republic of Singapore was established as a wholly-owned subsidiary of Suzhou Changdian Xinpeng Investment Co., Ltd. and will be the entity carrying out the proposed acquisition. The acquisition was completed in the second half of 2015.

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

On April 27, 2016, SilTech Shanghai and JCET entered into the Disposal Agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Holdco A to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 Consideration Shares to SilTech Shanghai at RMB15.36 per share.

On April 27, 2016, SilTech Shanghai and JCET entered into the Subscription Agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 Subscription Shares in consideration of an aggregate subscription price of RMB2,655 million in cash.

On March 1, 2017, the Company was notified by JCET that China Securities Regulatory Commission (“CSRC”) has granted conditional approval for the Disposal and the Subscription (the ‘‘Conditional Approval’’).Completion of the Disposal and the Subscription is subject to the satisfaction of conditions in the Conditional Approval.

Immediately upon completion of both the Disposal and the Subscription, the Company (through SilTech Shanghai) will hold 193,910,210 A Shares in total (subject to any necessary adjustment to the number of Consideration Shares or Subscription Shares) representing 14.26% shareholding interest in JCET and 14.26% attributable ownership interest in Holdco A (being a subsidiary of JCET) assuming that completion of the China IC Fund Agreement has taken place. The Company is expected to become the single largest shareholder of JCET after completion of the Disposal and the Subscription.

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

Equity Joint Venture Contract

On June 23, 2015, the Company executed Equity Joint Venture Contract with Huawei Technologies Co., Ltd. (“Huawei”), Qualcomm Global Trading Pte. Ltd. (“Qualcomm”) and IMEC International (“IMEC”) in respect of establishment, via capital increase, of SMIC Advanced Technology Research & Development (Shanghai) Corporation (“ATD”).

ATD was originally wholly owned by the Company with registered capital of US$12 million. ATD’s registered capital was increased by US$87 million, which was subscribed and contributed by the Company with US$76.8 million in addition, by Huawei with US$3 million, by Qualcomm with US$5 million and by IMEC with US$2.2 million. After capital increase, each of the Company, Huawei, Qualcomm and IMEC owns approximately 89.697%, 3.030%, 5.051% and 2.222% of ATD.

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

Proposed Issue of 4,700,000,000 New Shares

On February 12, 2015, the Company and China IC Fund entered into a Share Purchase Agreement related to the proposed issuance of 4,700,000,000 new shares (the “New Shares”), pursuant to which:

1)	The New Shares will be issued pursuant to the general mandate granted to the Directors to allot and issue up to 20% of the then issued share capital of the Company, being 6,966,266,242 New Shares, by the Company’s shareholders at the annual general meeting of the Company held on June 27, 2014. The issue of the New Shares is not subject to Company shareholders’ approval.

2)	the Company conditionally agreed to allot and issue to China IC Fund, and China IC Fund conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong, for 4,700,000,000 New Shares at a subscription price of HK$0.6593 per New Share.

3)	The aggregate consideration for the New Shares is HK$3,098.71 million.

4)	The New Shares represent approximately 13.10% of the existing issued share capital of the Company as of February 12, 2015, and approximately 11.58% of the issued share capital of the Company as enlarged by the issue of the New Shares.
136

5)	The gross proceeds from the issue of the New Shares will be approximately HK$3,098.71 million and the net proceeds will be approximately HK$3,094.71 million (HK$0.6584 per New Share). The Company intends to use the net proceeds from the issue of the New Shares, for the purpose of capital expenditure, debt repayment and general corporate purposes.

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

Issue of US$ 450 million Zero Convertible Bonds due 2022

On June 7, 2016, the Company entered into a subscription agreement with J.P Morgan Securities PLC (referred to as “the manager”) related to the issuance of US$ 450 million Zero Convertible Bonds due 2022, pursuant to which:

1)	The manager agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the placed bonds to be issued by the Company in an aggregate principle amount of US$450 million (“the Placed Bond”);

2)	Based on the initial Conversion Price of HK $0.9250 per Share and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 3,778,881,081 Shares, representing (i) approximately 8.96% of the issued share capital of the Company on 7 July 2016 and (ii) approximately 8.22% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares. The issue of the Bonds was authorized by a resolution of the Board of Directors of the Issuer passed at a board meeting held on May 12, 2016;

3)	Application was made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the conversion shares. An application was made to the Singapore Exchange for the listing of the Bonds;

4)	The maturity date for the Bonds is July 7, 2022. Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Bond at its principal amount on the maturity date. The Bonds will not bear interest;

5)	The net proceeds (net of fees, commissions and expenses) from the issue of the Bonds will be approximately US$440 million;

6)	The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Bonds for the Company’s capital expenditure for capacity expansion and other general corporate purposes.

Issue of US$200 Million Zero Coupon Convertible Bonds due 2018

The Subscription Agreement related to US$200 Million Zero Coupon Convertible Bonds due 2018 convertible into our ordinary shares, dated as of October 24, 2013 and entered into by us and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (jointly referred to as “the Joint Managers”), includes among others, the following terms:

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

The Company exercised its right to redeem the US$200 million zero coupon convertible bonds due 2018 on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in case at 100% of the Bonds’ principal amount.

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

The Company exercised its right to redeem the US$95 million zero coupon convertible bonds due 2018 on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in case at 100% of the Bonds’ principal amount.

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
139

6)	The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Bonds, for the Company’s debt repayment and capital expenditure for capacity expansion associated with 8-inch and 12-inch manufacturing facilities, and general corporate purposes.

Framework Agreement with Semiconductor Manufacturing North China (Beijing) Corporation (2016)

Please see “Item 7.B  — Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with Semiconductor Manufacturing North China (Beijing) Corporation In Relation To Framework Agreement – Supply of Goods and Services.”

Framework Agreement with SJ Cayman (2016) and Renewed Agreement (2017-2019)

Please see “Item 7.B  — Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with SJ Semiconductor Corporation In Relation To Framework Agreement – Supply of Goods and Services.”

Partnership Agreement for the Establishment of Juxin Fund

Please see “Item 7.B  — Major Shareholders and Related Party Transactions — Related Party Transactions — Entering into Partnership Agreement for the Establishment of a Fund.”

Centralized Fund Management Agreement with SMNC and SJ Jiangyin (2016)

Please see “Item 7.B  — Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with Semiconductor Manufacturing North China (Beijing) Corporation and SJ Semiconductor (Jiangyin) Corporation In Relation To Centralized Fund Management Agreement.”

Framework Agreement with Sino IC Leasing Co., Ltd. (2016) and Supplemental Agreement

Please see “Item 7.B  — Major Shareholders and Related Party Transactions — Related Party Transactions — Framework Agreement with Sino IC Leasing Co., Ltd — Financial Services and Other Related Services.”

Issue of Series B Preference Shares by SJ Semiconductor Corporation

Please see “Item 7.B — Major Shareholders and Related Party Transactions — Related Party Transactions — Issue of Series B Preference Shares by SJ Semiconductor Corporation.”

D.	Exchange Controls

We receive government fundings and a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 23.8% of our sales for the year ended December 31, 2014, approximately 28.4% of our sales for the year ended December 31, 2015 and approximately 30.7% of our sales for the year ended December, 31, 2016 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2016. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2017 and do not expect to become one in the future, although this may change.

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

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2016, we had no outstanding foreign currency forward exchange contracts.

In 2016 and 2015, we entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB5,447 million (approximately US$785.2 million) and RMB480 million (approximately US$74.0 million), respectively. To minimize the currency risk, we entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of this RMB long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. As of December 31, 2016, we had outstanding cross currency swap contracts with notional amounts of RMB5,927 million (approximately US$854.4 million).

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/14	12/31/15	12/31/16	12/31/14	12/31/15	12/31/16
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

EUR	2,488	76,462	112,827	480	33,968	39,619
JPY	7,560	5,553	41,976	606	2,986	35,237
RMB	221,336	586,931	2,714,492	1,148,146	909,497	1,633,433
Others	4,684	14,127	27,083	1,100	2,529	3,860

We do not enter into foreign currency exchange contracts for speculative purposes. See “Item 3.D — Key Information — Risk Factors — Risks Related to Our Financial Condition and Business-Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” and “Item 3.D — Key Information — Risk Factors — Risks Related to Conducting Operations in China-Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.”

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term loans, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as of December 31, 2016. Our long-term loans are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to People’s Bank of China (PBOC) RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	2017	2018	2019	2020	2021 and thereafter
	(Expected Maturity Date)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	702,032	1,117,130	1,037,643	398,754	38,395
Average interest rate	3.55%	4.04%	4.02%	3.64%	3.54%
RMB denominated
Average balance	1,186,476	1,172,366	946,979	625,762	187,726
Average interest rate	2.57%	2.57%	2.57%	2.12%	1.29%
EUR denominated
Average balance	37,709	32,689	27,358	19,532	8,405
Average interest rate	1.85%	1.92%	2.01%	2.08%	1.96%
JYP denominated
Average balance	3,787	2,569	505	—	—
Average interest rate	4.04%	4.04%	4.04%	NA	NA
Weighted average forward interest rate	2.98%	3.32%	3.36%	2.75%	1.35%

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges That An ADR Holder May Have To Pay

Category
(as defined by SEC)	Depositary Actions	Associated Fee

(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10) of the Deposit Agreement as filed with the SEC on March 10, 2004 which we are referred to herein as the “Depositary Agreement”)	$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	$0.02 or less per ADS (or portion thereof)

(c) Selling or exercising rights	Distribution or sale of securities	Such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities

(d) Withdrawing an underlying security	Each person surrendering ADSs for withdrawal of Deposited Securities	$5.00 for each 100 ADSs (or portion thereof) surrendered.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADR

(f) General depositary services, particularly those charged on an annual basis	Not applicable	Not applicable

(g) Expenses of the depositary	Fees and expenses incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation.	The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of

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

DIRECT PAYMENTS

We did not receive any direct payment from the depositary in 2016.

INDIRECT PAYMENTS

As part of its service to us, J.P. Morgan has agreed to waive US$120,000 annually for on-going ADR program maintenance. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2016.

	Amount Waived or Paid for Fiscal
	Year Ended December 31, 2016

Category of Expenses

Third-party expenses paid directly	US$	—

Fees waived	US$	120,000

Part II

Item 13.	Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2016. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our management excluded LFoundry from management’s report on internal control over financial reporting as of December 31, 2016 because it was acquired in the business purchase combination in 2016, as described in Note 41 to the consolidated financial statements. The total assets of LFoundry as of December 31, 2016 were US$243.8 million, representing approximately 2.4% of the total assets in our consolidated balance sheet as of December 31, 2016. The total revenues of LFoundry were US$87.4 million, representing approximately 3.0% of total revenues in our consolidated statement of operations for the year ended December 31, 2016.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2016, based on the criteria established in Internal Control— Integrated Framework (2013) issued COSO.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2016, which has also excluded LFoundry acquired in 2016 from audit of internal control over financial reporting, as stated in its report, which appears on page F-2 of this Form 20-F.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2015 and December 31, 2016.

	2015		2016
	(in US$ thousands)

Audit and Audit-Related Fees(1)	US $	1,142	US $	1,420
Tax Fees(2)	US $	36	US $	43
Other Fees(3)	US $	-	US $	544

(1)	Audit fees consist of the standard work associated with the statutory audit as well as audit of our annual financial statements including the review of our quarterly financial results and filings with the Securities and Exchange Commission, Hong Kong Stock Exchange and other regulators. Audit fees also include services relating to our compliance with the requirements of the Sarbanes - Oxley Act and services relating to our resolution of SEC related comments. Audit-related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under “Audit fees”.

(2)	Tax Fees represent the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(3)	Other Fees represent the aggregate fees incurred in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in (1) and (2).

PwC was the principal auditor for the year ended December 31, 2016. The audit committee has also approved and will continue to consider, on a case-by-case basis, all non-audit services. According to the charter of our audit committee, before our principal accountants are engaged by us to render audit or non-audit services, the engagement, including the nature and scope of the work to be performed and the associated fees, must be approved by our audit committee. Our audit committee has not established any pre-approval policies and procedures.

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

Companies listed on the New York Stock Exchange, or the NYSE, must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Standards. Because our American Depositary Shares are registered with the SEC and are listed on NYSE, we are also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because we are a “foreign private issuer”, we are permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of certain corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

•	The NYSE Standards require U.S. domestic issuers to have a majority of independent directors on the board of directors. We have elected to follow our home country practice according to the laws of the Cayman Islands, which do not contain definition or requirements relating to “independent directors” nor require any member of a company’s board be independent, and the Hong Kong Stock Exchange Listing Rules, which requires a company’s board to include at least three independent non-executive directors and at least one-third of the members of a company’s board to be independent non-executive directors.

•	The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not required under the laws of the Cayman Islands or the Hong Kong Stock Exchange Listing Rules to have a nominating/corporate governance committee composed entirely of independent directors, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

•	The NYSE Standards also require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We have elected to follow our home country practice according to the laws of the Cayman Islands, which do not contain definition or requirements relating to “independent directors” nor require a Cayman Islands exempted company to have a compensation committee, and the Hong Kong Stock Exchange Listing Rules, which requires that a majority of the members of the compensation committee be independent non-executive directors.

•	The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the Exchange Act, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

•	We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We have not addressed this in our compensation committee charter as we are not required under the laws of the Cayman Islands to have a compensation committee, or under the Hong Kong Stock Exchange Listing Rules to have such a compensation committee report, though we are required to disclose certain corporate governance matters in relation to the compensation committee in our annual report filed with the Hong Kong Stock Exchange. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and remuneration payable to the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

•	The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

The above summary is not a detailed, item-by-item analysis of the differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic issuers, but rather is intended to provide our U.S. shareholders with a brief, general summary of the significant ways that our corporate governance practices differ from those of a U.S. domestic issuer.

Item 16H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See pages F-1 to F-117.

Item 19.	Exhibits

Exhibit 1.1	Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008(1)

Exhibit 4.1	Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005(2)

Exhibit 4.2	Form of Service Contract between the Company and each of its executive directors(3)

Exhibit 4.3	Form of Service Contract between the Company and each of its non-executive directors and independent non-executive directors(3)

Exhibit 4.4	English language translation of Strategic Cooperation Agreement, dated December 24, 2008 by and between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.(4)

Exhibit 4.5	Placing Agreement dated July 8, 2010 by and between the Company as the Issuer and J.P. Morgan (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch as placing agents(5)

Exhibit 4.6	Subscription Agreement related to US$200 Million Zero Coupon Convertible Bonds due 2018, dated October 24, 2013 by and between the Company as the Issuer and Deutsche Bank AG, Hong Kong Branch and J.P.Morgan Securities PLC as the Manager(6)

Exhibit 4.7	English language summary of Chinese language Joint Venture Agreement dated June 3, 2013, among SMIC Beijing, SMIC, ZDG and BIDIMC(6)

Exhibit 4.8	The Subscription Agreement related to US$95 Million Zero Coupon Convertible Bonds due 2018 convertible into our ordinary shares, dated as of June 4, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch(7)

Exhibit 4.9	Summary of Syndicate Loan Agreement dated August 7, 2013, between Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International Corporation, as guarantor, and Bank of China, The Export-Import Bank of China, China Development Bank, China Construction Bank and Bank of Shanghai(6)

Exhibit 4.10	The Subscription Agreement related to US$500 Million 4.125% Bonds due 2019, dated as of September 25, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch(7)

Exhibit 4.11	The Placing and Subscription Agreement related to issue of 2,590,000,000 new ordinary shares, dated as of June 4, 2014 and entered into by SMIC, J.P. Morgan Securities PLC, Deutsche Bank AG, Hong Kong Branch and Datang Holdings (Hongkong) Investment Company Limited(7)

Exhibit 4.12	The Share Purchase Agreement related to the proposed issuance of 4,700,000,000 new shares dated as of February 12, 2015, and entered into by the Company and China Integrated Circuit Industry Investment Fund Co., Ltd.(7)

Exhibit 4.13	Share Purchase Agreement by and between the Company and Datang Holdings (Hongkong) Investment Company Limited dated as of June 11, 2015(8)

Exhibit 4.14	Shares Purchase Agreement by and between the Company and Country Hill Limited dated as of June 11, 2015(8)

Exhibit 4.15	Summary of Disposal Agreement between Siltech Shanghai and JCET, Subscription Agreement between Siltech Shanghai and JCET, and Supplemental Agreement relating to Disposal Agreement between SilTech Shanghai and JCET

Exhibit 4.16	The Subscription Agreement relating to US$450 Million Zero Coupon Convertible Bonds due 2022 convertible into our ordinary shares of Semiconductor Manufacturing International Corporation, dated as of June 7, 2016 and entered into by SMIC and J.P. Morgan Securities PLC

Exhibit 4.17	Summary of Sale and Purchase Agreement to Acquire 70% of the Corporate Capital of LFoundry S.r.l.

Exhibit 4.18	Form of Director Service Agreement (For Directors Appointed by the Board)(8)

Exhibit 4.19	Form of Director Service Agreement (For Directors Elected or Re-elected by the Shareholders)(8)

Exhibit 8.1	List of Subsidiaries

Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002(9)

Exhibit 15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 27, 2008 and amended November 28, 2008.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed June 28, 2005. With respect to Exhibit 4.1, please refer to Item 8 “Litigation” in the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed April 15, 2013.

(4)	Previously filed as an exhibit to the Registrant’s Form 6-K dated January 5, 2009. Portions of this exhibit were omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, concerning confidential treatment.

(5)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed June 28, 2011.

(6)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed April 14, 2014.

(7)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed April 28, 2015.

(8)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed April 25, 2016.

(9)	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: April 27, 2017	By:	/s/ Dr. Tzu-Yin Chiu
Name: Dr. Tzu-Yin Chiu
Title: Chief Executive Officer and Executive Director

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Semiconductor Manufacturing International Corporation

In our opinion, the accompanying consolidated statement of financial position as at December 31, 2016, 2015 and 2014, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years then ended present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and its subsidiaries at December 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report by management on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 in the accompanying Form 20-F, management has excluded LFoundry S.r.l. acquired during 2016, as described in Note 41 to the consolidated financial statements, from its assessment of internal control over financial reporting as of December 31, 2016 because LFoundry S.r.l. was acquired by the Company in the purchase business combination during 2016. We have also excluded LFoundry S.r.l. from our audit of internal control over financial reporting. LFoundry S.r.l. is a subsidiary of the Company whose total assets and total revenues represent 2.4% and 3.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 27, 2017

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2016, 2015 and 2014

(In USD’000, except share and per share data)

	Notes	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
		USD’000	USD’000	USD’000
Revenue	5	2,914,180	2,236,415	1,969,966
Cost of sales		(2,064,499)	(1,553,795)	(1,486,514)
Gross profit		849,681	682,620	483,452
Research and development expenses, net		(318,247)	(237,157)	(189,733)
Sales and marketing expenses		(35,034)	(41,876)	(38,252)
General and administration expenses		(157,371)	(213,177)	(139,428)
Other operating income (expense), net	7	177	31,594	14,206
Profit from operations		339,206	222,004	130,245
Interest income		11,243	5,199	14,230
Finance costs	8	(23,037)	(12,218)	(20,715)
Foreign exchange gains or losses		(1,640)	(26,349)	(5,993)
Other gains or losses, net	9	(2,113)	55,611	18,210
Share of (loss) profit of investment using equity method		(13,777)	(13,383)	2,073
Profit before tax		309,882	230,864	138,050
Income tax benefit (expense)	10	6,552	(8,541)	(11,789)
Profit for the year	11	316,434	222,323	126,261
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(19,031)	(8,185)	(324)
Change in value of available-for-sale financial assets		807	452	—
Cash flow hedges		(34,627)	—	—
Others		1	130	—
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans		1,520	—	—
Total comprehensive income for the year		265,104	214,720	125,937
Profit (loss) for the year attributable to:
Owners of the Company		376,630	253,411	152,969
Non-controlling interests		(60,196)	(31,088)	(26,708)
		316,434	222,323	126,261
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		326,191	245,803	152,645
Non-controlling interests		(61,087)	(31,083)	(26,708)
		265,104	214,720	125,937
Earnings per share*
Basic	14	0.09	0.07	0.05
Diluted	14	0.08	0.06	0.04

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”). Please refer to Note 14 for more details.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016, 2015 and 2014

	Notes	12/31/16	12/31/15	12/31/14
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	17	5,687,357	3,903,818	2,995,086
Land use right		99,267	91,030	135,331
Intangible assets	18	248,581	224,279	207,822
Investments in associates	20	240,136	181,331	57,631
Investments in joint ventures	21	14,359	17,646	—
Deferred tax assets	10	45,981	44,942	44,383
Derivative financial instrument	22	32,894	30,173	—
Restricted cash	27	20,080	—	—
Other assets	23	42,870	32,078	30,867
Total non-current assets		6,431,525	4,525,297	3,471,120
Current assets
Inventories	25	464,216	387,326	316,041
Prepayment and prepaid operating expenses		27,649	40,184	40,628
Trade and other receivables	26	645,822	499,846	456,388
Other financial assets	24	31,543	282,880	644,071
Restricted cash	27	337,699	302,416	238,051
Cash and cash equivalent		2,126,011	1,005,201	603,036
		3,632,940	2,517,853	2,298,215
Assets classified as held-for-sale	16	50,813	72,197	44
Total current assets		3,683,753	2,590,050	2,298,259
Total assets		10,115,278	7,115,347	5,769,379

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016, 2015 and 2014

	Notes	12/31/16	12/31/15	12/31/14
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 5,000,000,000 shares authorized, 4,252,922,259, 4,207,374,896 and 3,585,609,617 shares issued and outstanding at December 31, 2016, 2015 and 2014, respectively	28	17,012	16,830	14,342
Share premium	28	4,950,948	4,903,861	4,376,630
Reserves	29	93,563	96,644	98,333
Accumulated deficit	30	(910,849)	(1,287,479)	(1,540,890)
Equity attributable to owners of the Company		4,150,674	3,729,856	2,948,415
Non-controlling interests		1,252,553	460,399	359,307
Total equity		5,403,227	4,190,255	3,307,722
Non-current liabilities
Borrowings	31	1,233,594	416,036	256,200
Convertible bonds	32	395,210	—	379,394
Bonds payable	34	494,909	493,207	491,579
Medium-term notes	33	214,502	—	—
Deferred tax liabilities	10	15,382	7,293	69
Deferred government funding		265,887	175,604	184,174
Other financial liabilities	38	74,170	—	—
Other liabilities	35	37,497	65,761	—
Total non-current liabilities		2,731,151	1,157,901	1,311,416
Current liabilities
Trade and other payables	36	940,553	1,047,766	794,361
Borrowings	31	209,174	113,068	162,054
Short-term notes	33	86,493	—	—
Convertible bonds	32	391,401	392,632	—
Deferred government funding		116,021	79,459	62,609
Accrued liabilities	37	230,450	132,452	131,114
Other financial liabilities	38	6,348	1,459	—
Current tax liabilities	10	460	355	103
Total current liabilities		1,980,900	1,767,191	1,150,241
Total liabilities		4,712,051	2,925,092	2,461,657
Total equity and liabilities		10,115,278	7,115,347	5,769,379

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2016, 2015 and 2014

			Equity-		Change in value of
			settle employee	Foreign currency	available- for-sale	Convertible bonds	Defined benefit				Attributable	Non-
	Ordinary	Share	benefits	translation	financial	equity	plan	Cash flow		Accumulated	to owner of	controlling	Total
	shares	premium	reserve	reserve	assets	reserve	reserve	hedges	Others	deficit	the Company	interest	equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Note 28)	(Note 28)	(Note 29)	(Note 29)	(Note 29)	(Note 29)	(Note 29)	(Note 29)		(Note 30)
Balance at December 31, 2013	12,845	4,089,846	55,177	4,553	—	15,210	—	—	—	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the year	—	—	—	—	—	—	—	—	—	152,969	152,969	(26,708)	126,261
Other comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	—	(324)	—	(324)
Total comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	152,969	152,645	(26,708)	125,937
Issuance of ordinary shares	1,411	268,362	—	—	—	—	—	—	—	—	269,773	—	269,773
Exercise of stock options	86	18,422	(9,025)	—	—	—	—	—	—	—	9,483	—	9,483
Share-based compensation	—	—	18,388	—	—	—	—	—	—	—	18,388	—	18,388
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	276,605	276,605
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	—	—	—	14,354	—	14,354
Subtotal	1,497	286,784	9,363	—	—	14,354	—	—	—	—	311,998	276,605	588,603
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	(1,540,890)	2,948,415	359,307	3,307,722
Profit for the year	—	—	—	—	—	—	—	—	—	253,411	253,411	(31,088)	222,323
Other comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	—	(7,608)	5	(7,603)
Total comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	253,411	245,803	(31,083)	214,720
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	508,807	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	8,743	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	18,088	241	18,329
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	132,082	132,082
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	—	—	—	—	—	—	—	(148)	(148)
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	535,638	132,175	667,813
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	130	(1,287,479)	3,729,856	460,399	4,190,255
Profit for the year	—	—	—	—	—	—	—	—	—	376,630	376,630	(60,196)	316,434
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	—	(50,439)	(891)	(51,330)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	376,630	326,191	(61,087)	265,104
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	17,610	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	13,838	372	14,210
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	831,254	831,254
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	10,244	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	52,935	—	52,935
Business combination	—	—	—	—	—	—	—	—	—	—	—	21,615	21,615
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	94,627	853,241	947,868
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	131	(910,849)	4,150,674	1,252,553	5,403,227

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2016, 2015 and 2014

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Operating activities
Profit for the year	316,434	222,323	126,261
Adjustments for:
Income tax (benefit) expense	(6,552)	8,541	11,789
Amortization of intangible assets and land use right	56,705	50,541	43,102
Depreciation of property, plant and equipment	673,161	473,008	506,366
Expense recognized in respect of equity-settled share- based payments	14,210	18,329	18,388
Finance costs	23,037	12,218	20,715
Gain on disposal of available for sale investment	—	(387)	—
Loss (gain) on disposal of property, plant and equipment and assets classified as held-for-sale	1,846	(28,949)	(13,904)
Loss on deconsolidation of subsidiaries	—	57	208
Interest income recognized in profit or loss	(11,243)	(5,199)	(14,230)
Bad debt allowance on trade receivables	201	528	1,616
Impairment loss recognized (reversed) on inventory	3,706	(13,338)	29,577
Impairment loss recognized on property, plant and
equipment	7,529	—	—
Net gain arising on financial assets at fair value through profit or loss	(7,372)	(52,834)	(8,649)
Net loss arising on financial liabilities at fair value through profit or loss	14,989	1,459	—
Net (gain) loss on foreign exchange	(26,236)	15,608	—
Reversal of bad debt allowance on trade and other receivables	(10,412)	(541)	(59)
Share of loss (profit) of investment using equity method	13,777	13,383	(2,073)
Other non-cash loss (gain)	175	—	(769)
	1,063,955	714,747	718,338
Operating cash flows before movements in working capital: Increase in trade and other receivables	(100,980)	(39,902)	(89,232)
Increase in inventories	(51,344)	(57,947)	(59,367)
Increase in restricted cash relating to operating activities	(147,834)	(16,675)	(41,637)
Decrease (increase) in prepaid operating expenses	17,615	(856)	1,129
Decrease (increase) in other assets	1,576	(6,476)	(1,731)
Increase in trade and other payables	59,046	39,096	79,340
Increase in deferred government funding	126,845	8,280	8,268
Increase (decrease) in accrued liabilities and other liabilities	25,031	49,928	(3,768)
Cash generated from operations	993,910	690,195	611,340
Interest paid	(27,497)	(26,174)	(16,087)
Interest received	12,464	4,894	14,239
Income taxes (paid) received	(1,675)	282	(1,390)
Net cash generated from operating activities	977,202	669,197	608,102

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2016, 2015 and 2014

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(917,272)	(2,412,259)	(1,997,624)
Proceeds on sale of financial assets	1,175,768	2,782,181	1,602,513
Payments for property, plant and equipment	(2,757,202)	(1,230,812)	(653,134)
Proceeds from disposal of property, plant and equipment	259,799	87,890	52,911
Proceeds from disposal of joint ventures and available-for- sale investment	5,523	1,204	—
Payments for intangible assets	(85,729)	(29,384)	(49,285)
Payments for land use rights	—	(9,265)	(1,123)
Payments to acquire long-term investment	(87,645)	(160,777)	(49,034)
Change in restricted cash relating to investing activities	34,614	181,963	(48,411)
Net cash outflow from deconsolidation of subsidiaries	—	(297)	(936)
Payment for business combination	(73,216)	—	—
Distributions received from joint ventures	2,027	—	—
Net cash used in investing activities	(2,443,333)	(789,556)	(1,144,123)
Financing activities
Proceeds from borrowings	1,239,265	341,176	376,554
Repayment of borrowings	(228,928)	(453,730)	(952,383)
Proceeds from issuance of new shares	—	508,807	270,180
Proceeds from issuance of convertible bonds	441,155	—	203,763
Proceeds from issuance of corporate bonds	—	—	492,315
Proceeds from issuance of short-term and medium-term notes	314,422	—	—
Proceeds from exercise of employee stock options	17,610	8,743	9,483
Proceeds from non-controlling interests-capital contribution	831,254	132,082	276,771
Net cash from financing activities	2,614,778	537,078	676,683
Net increase in cash and cash equivalent	1,148,647	416,719	140,662
Cash and cash equivalent at the beginning of the year	1,005,201	603,036	462,483
Effects of exchange rate changes on the balance of cash held in foreign currencies	(27,837)	(14,554)	(109)
Cash and cash equivalent at the end of the year	2,126,011	1,005,201	603,036

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

1.	General information

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

These financial statements are presented in US dollars, unless otherwise stated.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2016

In the current year, the Group has adopted the following amendments to IFRSs that are mandatorily effective for an accounting period that begins on or after January 1, 2016. Such adoption did not have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2012–2014 Cycle

The amendments to IFRS 7 clarify that if an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognize the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. It provides guidance about what is meant by continuing involvement. The amendment shall be applied prospectively with an option to apply retrospectively, for annual periods beginning on or after January 1, 2016.

Amendment to IAS 27 “Equity method in separate financial statements”

Amendment to IAS 27, ‘Equity method in separate financial statements’, allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in their separate financial statements. Previously, IAS 27 allows entities to measure their investments in subsidiaries, joint ventures and associates either at cost or as a financial asset in their separate financial statements. The amendment introduces the equity method as a third option. The election can be made independently for each category of investment (subsidiaries, joint ventures and associates). Entities wishing to change to the equity method must do so retrospectively. The amendment is effective for annual period beginning on or after January 1, 2016.

The Company has changed cost method to equity method to measure investments in subsidiaries in the separate financial statements from January 1, 2016 and accordingly made retrospective adjustments. Please refer to Note 44 for the details of the retrospective adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2016 (continued)

Amendments to IAS 1 “Disclosure initiative”

The amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The amendments shall be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted.

(b)	New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRS	Effective date

IFRS 9 — Financial Instruments	On or after January 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2018
IFRS 16 — Lease	On or after January 1, 2019
Amendments to IAS 12 — Income taxes	On or after January 1, 2017
Amendments to IAS 7 — Statement of cash flows	On or after January 1, 2017
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its association or joint venture	Not yet determined

The new IFRS 9 standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets and financial liabilities and the accounting for hedging relationships. The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. While the Group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

The new IFRS 15 standard requires revenue to be recognized when the control of promised goods or services are transferred to a customer. The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group is currently evaluating the method of adoption.

The new standard will be effective for the Group beginning January 1, 2018. The Group anticipates this standard may have a material impact on its consolidated financial statements, and continues to make progress in assessing all potential impacts of the standard. The Group currently believes the most significant impact relates to its accounting for revenue of wafer sales. Specifically, under the new standard, the Group expects to recognize revenue of wafer sales over time in proportion of wafer-manufacturing rather than at the point in time when the goods are delivered and title has passed. However, the analysis is preliminary and subject to change as the Group has not yet completed its assessment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(b)	New or revised IFRSs in issue but not yet effective (continued)

IFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Basis of preparation (continued)

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

For the year ended December 31, 2016

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

Separate Principal Statement

Investments in subsidiaries are accounted for at equity method in accordance with IAS 39.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

For the year ended December 31, 2016

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

For the year ended December 31, 2016

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

For the year ended December 31, 2016

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

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state- managed retirement plan at a rate equal to 19.0% to 20.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Besides, LFoundry S.r.l. (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy) employees are entitled to retirement plans either. The total amount that LFoundry contributes to such retirement plans for current employees is approximately USD$0.4 million for the period from August 1, 2016 to December 31, 2016.

In addition, LFoundry’s employees are entitled to a defined benefit plan. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 39.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Property, plant and equipment (continued)

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years
Leasehold equipment under finance leases	Over the lease terms

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

Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash- generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (“CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the CGU retained.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill (continued)

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized as income.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the statement of profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit, short-term and long-term credit facilities, and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit, short-term and long-term credit facilities and changes of restricted cash paid for property, plant and equipment are presented as investing activity in consolidated statements of cash flows. Changes of restricted cash of unused government funding for expensed research and development activities are presented as operating activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are include in the income statement as “other gains and losses”.

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

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Financial assets (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL (including foreign currency forward contracts and cross currency swap contracts) when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair valu is determined in the manner described in Note 40.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables, long-term financial liabilities, short-term and medium-term notes and bonds payable) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments and hedging accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts and cross currency swap contracts. Further details of derivative financial instruments are disclosed in Note 40.

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

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Derivative financial instruments and hedging accounting (continued) Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognized immediately in the statement of profit or loss.

Amounts recognized in other comprehensive income are transferred to the statement of profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non- financial asset or nonfinancial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or non-financial liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency firm commitment is met.

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

For the year ended December 31, 2016

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly. Further details on share-based compensation are disclosed in Note 39.

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

As of December 31, 2016, no deferred tax asset was recognized in respect of tax losses of US$444.0 million (December 31, 2015: US$577.3 million and December 31, 2014: US$532.8 million) due to the unpredictability of future profit streams. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 40 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

	Revenue from external customers
	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
United States	858,858	776,223	855,792
Mainland China and Hong Kong	1,447,427	1,066,558	852,204
Eurasia*	607,895	393,634	261,970
	2,914,180	2,236,415	1,969,966

*	Not including Mainland China and Hong Kong

The Group’s operating revenue by product and service type is detailed below:

	Revenue from external customers
	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Sales of wafers	2,803,819	2,134,943	1,864,524
Mask making, testing and others	110,361	101,472	105,442
	2,914,180	2,236,415	1,969,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

5.	Segment information (continued)

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

	Property, plant and equipment
	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
United States	69	95	124
Europe	125,339	5	4
Taiwan	97	122	9
Hong Kong	2,839	3,040	3,240
Mainland China	5,559,013	3,900,556	2,991,709
	5,687,357	3,903,818	2,995,086

6.	Significant customers

The following table summarizes net revenue or gross accounts receivable for customers which accounted for 10% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Customer A	609,802	324,267	*	129,619	50,068	*
Customer B	382,853	366,696	483,430	78,639	75,643	107,475
Customer C	342,095	168,352	*	54,970	55,852	*
Customer D	*	215,527	*	*	25,548	*
Customer A	21%	15%	*	26%	13%	*
Customer B	13%	16%	25%	16%	19%	25%
Customer C	12%	8%	*	11%	14%	*
Customer D	*	10%	*	*	6%	*

*	Less than 10% of net revenue and gross accounts receivable in the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

7.	Other operating income (expense), net

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
(Loss) gain on disposal of property, plant and equipment and assets classified as held-for-sale	(1,846)	28,949	13,904
Impairment loss recognized on property, plant and equipment	(7,529)	—	—
Government funding	9,542	2,697	329
Loss on deconsolidation of subsidiaries	—	(57)	(208)
Others	10	5	181
	177	31,594	14,206

The loss on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2016 was primarily due to the loss arising the disposal of equipment and the gain arising from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2015 and 2014 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

8.	Finance costs

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	1,222	6,782	19,245
— not wholly repayable within five years	4,932	202	—
Interest on finance leases	62	—	—
Interest on convertible bonds	16,352	13,238	9,614
Interest on corporate bonds	22,327	22,253	5,554
Interest on medium-term notes	4,625	—	—
Interest on short-term notes	1,509	—	—
Total interest expense for financial liabilities not classified as at FVTPL	51,029	42,475	34,413
Less: amounts capitalized	(27,992)	(30,257)	(13,698)
	23,037	12,218	20,715

The weighted average effective interest rate on funds borrowed generally is 2.12% per annum (2015: 3.75% per annum and 2014: 2.91% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

9.	Other gains or losses, net

For the year ended December 31, 2016, other gains or losses, net was US$2.1 million net loss (2015: US$55.6 million net gain and 2014: US$18.2 million net gain), within which the gain from changes of fair value of the financial products was US$4.7 million (2015: US$22.5 million and 2014: US$14.5 million) and the change of fair value of the put option was US$2.7 million gain (2015: US$30.2 million gain and 2014: nil, please refer to Note 22); and the changes of fair value of cross currency swap contracts were US$15.0 million loss (2015: US$1.3 million loss and 2014: nil, please refer to Note 40).

10.	Income taxes

Income tax recognized in profit or loss

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	1,306	(47)	1,226
Deferred tax	(8,589)	6,665	(591)
Current tax — Land Appreciation Tax	731	1,923	11,154
Total income tax (benefit) expense raised in the current year	(6,552)	8,541	11,789

The income tax expense (benefit) for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Profit before tax	309,882	230,864	138,050
Income tax expense calculated at 15% (2015: 15% and 2014: 15%)	46,482	34,630	20,708
Effect of tax holiday and additional deduction for research and development expenditures	(54,591)	(54,483)	(12,032)
Tax losses for which no deferred tax assets were recognized	39,777	25,732	20,134
Utilization of previously unrecognized tax losses and temporary differences	(43,440)	(3,687)	(32,818)
Effect of different tax rates of subsidiaries operating in other jurisdictions	4,517	4,226	6,387
Others	82	488	(71)
Land Appreciation Tax (after tax)	621	1,635	9,481
Income tax (benefit) expense	(6,552)	8,541	11,789

The tax rate used for the 2016, 2015 and 2014 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

10.	Income taxes (continued)

Current tax liabilities

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable	460	355	103

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Deferred tax assets	45,981	44,942	44,383
Deferred tax liabilities	(15,382)	(7,293)	(69)
	30,599	37,649	44,314

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Deferred tax assets
Net operating loss carry forwards	—	419	524
Property plant and equipment	45,981	44,523	43,859
Deferred tax assets	45,981	44,942	44,383
Deferred tax liabilities
Capitalized interest	—	(3)	(69)
Property plant and equipment	(15,382)	(7,290)	—
Deferred tax liabilities	(15,382)	(7,293)	(69)

2016.12.31

	Opening balance	Business Combination	Recognize in profit or loss	Closing balance
	USD’000	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	37,233	(15,639)	9,005	30,599
Capitalized interest	(3)	—	3	—
Others	419	—	(419)	—
	37,649	(15,639)	8,589	30,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

10.	Income taxes (continued)

Deferred tax balances (continued)

2015.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,859	(6,626)	37,233
Capitalized interest	(69)	66	(3)
Others	524	(105)	419
	44,314	(6,665)	37,649

2014.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,890	(31)	43,859
Capitalized interest	(167)	98	(69)
Others	—	524	524
	43,723	591	44,314

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

The EIT law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies. In addition, according to the law of Italy on enterprise income tax, the enterprise income tax (IRES) rate is 24%.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

10.	Income taxes (continued)

Deferred tax balances (continued)

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

On May 4, 2016, State Tax Bureau, Ministry of Finance and other joint ministries issued Caishui [2016] No. 49 (“Circular No. 49”), which highlights the implementation of the record-filing system, clarification on certain criteria for tax incentive entitlement and establishment of a post-record filing examination mechanism and enhancement of post-administration.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS for was 15% in 2016. (2015: 15% and 2014: 15%).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

10.	Income taxes (continued)

Deferred tax balances (continued)

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Circular No. 27, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of December 31, 2016 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC are subject to income tax rate of 25%. Under the law of Italy on enterprise income tax, LFoundry’s income tax (IRES) rate is 24%.

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$444.0 million (December 31, 2015: US$577.3 million and December 31, 2014: US$532.8 million) due to the unpredictability of future profit streams, of which US$160.4 million, US$16.1 million, US$30.4 million, US$78.7 million and US$158.2 million will expire in 2017, 2018, 2019, 2020 and 2021, respectively.

11.	Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

11.1	Impairment losses (reversal of impairment losses) on trade receivables

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 26)	201	528	1,616
Reversal of allowance on doubtful trade receivables (see Note 26)	(1,603)	(541)	(59)
Reversal of allowance on doubtful other receivables	(8,809)	—	—
	(10,211)	(13)	1,557

In 2016, the Group reversed a portion of the allowance on doubtful accounts due to collection of part of the trade and other receivables from customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

11.	Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.2	Depreciation and amortization expense

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	673,161	473,008	506,366
Amortization of intangible assets and land use right	56,705	50,541	43,102
Total depreciation and amortization expense	729,866	523,549	549,468

11.3	Employee benefits expense

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	378,709	299,267	249,622
Bonus	123,313	107,859	50,157
Paid annual leave	—	66	796
Non-monetary benefits	31,686	21,414	17,231
Equity-settled share-based payments (Note 39)	14,210	18,329	18,388
Total employee benefits expense	547,918	446,935	336,194

11.4	Royalties expense

	Year Ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Royalties expense	37,023	36,262	26,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

11.	Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.5	Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$181.1 million, US$40.2 million and US$57.3 million and recognized US$52.5 million US$34.3 million and US$37.4 million as reductions of certain R&D expenses in 2016, 2015 and 2014 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$21.1 million, US$7.6 million and US$21.7 million in 2016, 2015 and 2014, respectively. The Group recognized US$11.6 million, US$4.9 million and US$21.4 million as reduction of interest expense and recognized US$9.5 million, US$2.7 million and US$0.3 million as other operating income in 2016, 2015 and 2014, respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense or as other operating income until the requirements (if any) specified in the terms of the funding have been reached.

11.6	Auditors’ remuneration

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Audit services	1,529	1,322	1,568
Non-audit services	587	65	94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

12.	Directors’ remuneration

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Salaries	2,367	2,384	2,216
Equity-settled share-based payments	2,214	1,550	1,305
	4,581	3,934	3,521

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

The Group granted 10,689,552, 30,917,241 and 7,773,789 options to purchase ordinary shares of the Company to the directors in 2016, 2015 and 2014, respectively (adjusted to 1,068,955, 3,091,724 and 777,378, respectively upon the effect of the Share Consolidation). During the year ended December 31, 2016, 18,000,000 stock options were exercised and 7,328,203 stock options were expired (adjusted to 1,800,000 stock options were exercised and 732,820 stock options were expired upon the effect of the Share Consolidation). During the year ended December 31, 2015, 18,353,433 stock options were exercised and 1,117,811 stock options were expired. And during the year ended December 31, 2014, 1,123,074 stock options were exercised and 3,369,223 stock options were expired.

The Group granted 10,689,552, 10,804,985 and 2,910,836 RSUs to purchase ordinary shares of the Company to the directors in 2016, 2015 and 2014, respectively (adjusted to 1,068,955, 1,080,498 and 291,083, respectively upon the effect of the Share Consolidation). During the year ended December 31, 2016, 14,118,507 RSUs automatically vested and no RSUs were forfeited (adjusted to 1,411,850 RSUs were vested and no RSUs were forfeited upon the effect of the Share Consolidation). During the year ended December 31, 2015, 12,377,826 RSUs automatically vested and no RSUs were forfeited. And during the year ended December 31, 2014, 12,250,480 RSUs automatically vested and no RSUs were forfeited.

In 2016, 2015 and 2014, no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. Except for the waiver of all options previously granted to Ren Kai subject to his request on February 18, 2016, no directors waived any emoluments in 2016, 2015 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

12.	Directors’ remuneration (continued)

(a)	Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2016
Lip-Bu Tan	100	156	256
William Tudor Brown	85	24	109
Sean Maloney*	72	23	95
Carmen I-Hua Chang	68	78	146
Shang-yi Chiang***	—	—	—
	325	281	606

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Lip-Bu Tan	70	—	70
Frank Meng	28	6	34
William Tudor Brown	47	47	94
Sean Maloney*	50	46	96
Carmen I-Hua Chang	42	149	191
	237	248	485

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2014
Lip-Bu Tan	92	1	93
Frank Meng	76	18	94
William Tudor Brown	57	90	147
Sean Maloney*	62	87	149
Carmen I-Hua Chang	13	59	72
	300	255	555

There were no other emoluments payable to the independent non-executive directors during the year (2015: Nil and 2014: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2016
Executive directors:
Zhou Zixue	527	655	1,182
Tzu-Yin Chiu**	920	1,038	1,958
Gao Yonggang	413	82	495
	1,860	1,775	3,635
Non-executive director:
Chen Shangzhi	80	136	216
Zhou Jie	—	—	—
Ren Kai	63	22	85
Lu Jun	39	—	39
Li Yonghua (Alternate to Chen Shanzhi)****	—	—	—
	182	158	340

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Executive directors:
Zhou Zixue	225	873	1,098
Zhang Wenyi	578	32	610
Tzu-Yin Chiu**	918	130	1,048
Gao Yonggang	376	201	577
	2,097	1,236	3,333
Non-executive director:
Chen Shangzhi	50	—	50
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)****	—	—	—
Ren Kai	—	66	66
	50	66	116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director (continued)

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2014
Executive directors:
Zhang Wenyi	524	124	648
Tzu-Yin Chiu**	973	442	1,415
Gao Yonggang	307	399	706
	1,804	965	2,769
Non-executive director:
Chen Shangzhi	61	3	64
Lawrence Juen-Yee Lau	51	82	133
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)****	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	112	85	197

*	Sean Maloney resigned as independent non-executive director with effect from November 7, 2016.

**	Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

***	Shang-yi Chiang was appointed as independent non-executive director with effect from December 20, 2016.

****	Li Yonghua resigned as alternate director of Chen Shanzhi with effect from February 24, 2017.

On February 18, 2016, Ren Kai waivered all granted options. There was no other arrangement under which a director waived or agreed to waive any remuneration during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

13.	Five highest paid employees

The five highest paid individuals during the year included two (2015: two and 2014: three) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining three (2015: three and 2014: two) non-directors, highest paid individuals for the year are as follows:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Salaries and other benefits	692	962	633
Bonus	611	636	328
Stock option benefits	412	552	473
	1,715	2,150	1,434

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2016, 2015 and 2014, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2016	2015	2014
HK$4,000,001 (US$515,804) to HK$4,500,000 (US$580,278)	2	—	—
HK$4,500,001 (US$580,279) to HK$5,000,000 (US$644,754)	—	1	—
HK$5,000,001 (US$644,755) to HK$5,500,000 (US$709,229)	1	—	1
HK$5,500,001 (US$709,230) to HK$6,000,000 (US$773,704)	—	1	1
HK$6,000,001 (US$773,705) to HK$6,500,000 (US$838,180)	—	1	—
	3	3	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

14.	Earnings per share

	Year ended 12/31/16	Year ended* 12/31/15	Year ended* 12/31/14
	USD	USD	USD
Basic earnings per share	0.09	0.07	0.05
Diluted earnings per share	0.08	0.06	0.04

The Share Consolidation pursuant to the shareholders’ resolutions passed at an extraordinary general meeting of the Company held on December 6, 2016 is adjusted in the weighted average number of ordinary shares in issue as if the Share Consolidation had occurred at January 1, 2014, the beginning of the earliest period reported.

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended 12/31/16	Year ended* 12/31/15	Year ended* 12/31/14
	USD’000	USD’000	USD’000
Profit for the year attributable to owners of the Company	376,630	253,411	152,969
Earnings used in the calculation of basic earnings per share	376,630	253,411	152,969
Weighted average number of ordinary shares for the purposes of basic earnings per share	4,221,765,945	3,896,041,667	3,381,916,274

The weighted average number of ordinary shares for the prior years have been adjusted to reflect the impact of the Share Consolidation.

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

14.	Earnings per share (continued)

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	376,630	253,411	152,969
Interest expense from convertible bonds	16,352	13,238	9,614
Earnings used in the calculation of diluted earnings per share	392,982	266,649	162,583

The weighted average number of ordinary shares used in the calculation of basic earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of diluted earnings per share as follows:

	Year ended 12/31/16	Year ended* 12/31/15	Year ended* 12/31/14
Weighted average number of ordinary shares used in the calculation of basic earnings per share	4,221,765,945	3,896,041,667	3,381,916,274
Employee option and restricted share units	36,240,710	36,944,830	34,303,032
Convertible bonds	575,099,614	393,257,100	293,129,351
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	4,833,106,269	4,326,243,597	3,709,348,657

During the year ended December 31, 2016, the Group had 19,757,421 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2015, the Group had 40,367,017 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2014, the Group had 52,886,012 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

All the above numbers of ordinary shares for the prior years have been adjusted to reflect the impact of the Share Consolidation.

*	The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

15.	Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2016 (December 31, 2015: Nil and December 31, 2014: Nil).

16.	Assets classified as held for sale

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	50,813	72,197	44

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

17.	Property, plant and equipment

	Land	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2013	—	319,083	8,129,374	108,031	500,910	9,057,398
Transfer from (out) CIP	—	6,896	366,298	13,652	(386,846)	—
Addition	—	—	—	—	977,487	977,487
Disposals	—	(635)	(23,486)	(1,611)	(3,471)	(29,203)
Balance at December 31, 2014	—	325,344	8,472,186	120,072	1,088,080	10,005,682
Transfer from (out) CIP	—	263,476	985,820	14,966	(1,264,262)	—
Addition	—	—	—	—	1,498,201	1,498,201
Disposals	—	—	(53,550)	(180)	(654)	(54,384)
Reclassified as held for sale	—	—	—	—	(114,534)	(114,534)
Balance at December 31, 2015	—	588,820	9,404,456	134,858	1,206,831	11,334,965
Business combination	2,485	42,612	63,519	290	4,213	113,119
Transfer from (out) CIP	—	93,535	2,338,662	34,546	(2,466,743)	—
Addition	—	—	—	—	2,597,970	2,597,970
Disposals	—	—	(283,420)	(2,136)	(9,257)	(294,813)
Balance at December 31, 2016	2,485	724,967	11,523,217	167,558	1,333,014	13,751,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

17.	Property, plant and equipment (continued)

	Land	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at December 31, 2013	—	108,473	6,303,714	88,179	28,198	6,528,564
Disposal	—	(170)	(21,687)	(1,610)	(867)	(24,334)
Depreciation expense	—	13,377	476,044	16,945	—	506,366
Balance at December 31, 2014	—	121,680	6,758,071	103,514	27,331	7,010,596
Disposal	—	—	(51,840)	(180)	(437)	(52,457)
Depreciation expense	—	13,858	451,027	8,123	—	473,008
Balance at December 31, 2015	—	135,538	7,157,258	111,457	26,894	7,431,147
Disposal	—	(289)	(33,917)	(2,136)	(11,611)	(47,953)
Depreciation expense	—	18,133	639,986	15,042	—	673,161
Impairment loss	—	—	—	—	7,529	7,529
Balance at December 31, 2016	—	153,382	7,763,327	124,363	22,812	8,063,884

	Land	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2014	—	203,664	1,714,115	16,558	1,060,749	2,995,086
Balance at December 31, 2015	—	453,282	2,247,198	23,401	1,179,937	3,903,818
Balance at December 31, 2016	2,485	571,585	3,759,890	43,195	1,310,202	5,687,357

Construction in progress

The construction in progress balance of approximately US$1,310 million as of December 31, 2016, primarily consisted of US$810 million of the manufacturing equipment acquired to further expand the production capacity at two 300mm fabs in Beijing, US$288 million of the manufacturing equipment acquired to further expand the production capacity at one 300mm fab and one 200mm fab in Shanghai, US$84 million of the manufacturing equipment acquired to further expand the production capacity at the 200mm fab in Shenzhen, US$13 million of the manufacturing equipment acquired to further expand the production capacity at the majority-owned 300mm bumping facility in Jiangyin, US$36 million of machinery and equipment acquired to more research and development activities at the subsidiary, SMIC Advanced Technology Research & Development (Shanghai) Corporation in Shanghai. In addition, US$79 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2017.

Impairment losses recognized in the year

In 2016, the Group recorded US$7.5 million (2015 and 2014: nil) impairment loss of equipment. The whole amount was recognized as other operating expense in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

17.	Property, plant and equipment (continued)

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$631 million (2015: approximately US$324 million and 2014: approximately US$306 million) have been pledged to secure borrowings of the Group (see Note 31). The plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

Finance lease

The net carrying amount of the Group’s fixed assets held under finance leases included in the total amounts of facility machinery and equipment at December 31, 2016 was US$7.0 million (2015 and 2014: nil).

18.	Intangible assets

	Goodwill	Other intangible assets	Total
	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2013	—	348,421	348,421
Additions	—	37,595	37,595
Expired and disposal	—	(15,295)	(15,295)
Balance at December 31, 2014	—	370,721	370,721
Additions	—	65,269	65,269
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	391,177	391,177
Business combination	3,933	8,088	12,021
Additions	—	67,936	67,936
Expired and disposal	—	(21,164)	(21,164)
Balance at December 31, 2016	3,933	446,037	449,970
Accumulated amortization and impairment
Balance at December 31, 2013	—	133,156	133,156
Amortization expense for the year	—	41,046	41,046
Expired and disposal	—	(11,303)	(11,303)
Balance at December 31, 2014	—	162,899	162,899
Amortization expense for the year	—	48,812	48,812
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	166,898	166,898
Amortization expense for the year	—	55,080	55,080
Expired and disposal	—	(20,589)	(20,589)
Balance at December 31, 2016	—	201,389	201,389
Balance at December 31, 2014	—	207,822	207,822
Balance at December 31, 2015	—	224,279	224,279
Balance at December 31, 2016	3,933	244,648	248,581

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

19.	Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	USD	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)#	People’s Republic of China (the “PRC”)	Ordinary	USD	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	USD	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)#	PRC	Ordinary	USD	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	EUR	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	USD	11,000	Directly	100%	100%	Investment holding
SMIC Commercial Shanghai Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	USD	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)#	PRC	Ordinary	USD	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)#	PRC	Ordinary	USD	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	USD	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Advanced Technology Research & Development (Shanghai) Corporation	PRC	Ordinary	USD	99,000,000	Directly	89.697%	89.697%	Manufacturing and trading of semiconductor products
SMIC Holdings Corporation	PRC	Ordinary	USD	50,000,000	Directly	100%	100%	investment holding
SJ Semiconductor Corporation	Cayman Islands	Ordinary and preferred	USD	5,668	Directly	56.045%	56.045%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	USD	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	USD	50,000	Indirectly	100%	100%	investment holding
SMIC Hong Kong International Company Limited (formerly “SMIC Shanghai (HK) Company Limited”)	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HKD	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	USD	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”)	PRC	Ordinary	USD	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	USD	2,400,000,000	Directly and indirectly	51%	51%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	777,000,000	Indirectly	100%	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	50,000,000	Indirectly	99%	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC	Ordinary		—	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HKD	1,000	Indirectly	56.045%	56.045%	Investment holding
SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)#	PRC	Ordinary	USD	259,500,000	Indirectly	56.045%	56.045%	Bumping and circuit probe testing activities
LFoundry S.r.l. (“LFoundry”)#	Italy	Ordinary	EUR	2,000,000	Indirectly	70%	70%	Manufacturing and trading of semiconductor products
Ningbo Semiconductor International Corporation	PRC	Ordinary	RMB	255,000,000	Indirectly	66.7606%	66.7606%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing South China Corporation	PRC	Ordinary		—	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor USA Co.	United States of America	Ordinary	USD	500,000	Indirectly	56.045%	56.045%	Provision of marketing related activities

#	Abbreviation for identification purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

19.	Subsidiaries (continued)

In June 2016, China IC Fund made a capital contribution of US$636 million into the registered capital of SMNC.

In September 2016, China IC Fund made another capital contribution of US$50 million into the registered capital of SJ Jiangyin.

On June 24, 2016, the Company entered into a purchase and sale agreement to acquire 70% of the corporate capital of LFoundry in consideration of EUR49 million. The acquisition was completed on July 29, 2016.

On October 14, 2016, Ningbo Semiconductor International Corporation was jointly established by China IC Capital (the wholly-owned subsidiary of SMIC), Ningbo Senson Electronics Technology Co., Ltd, and Beijing Integrated Circuit Design and Testing Fund.

On December 1, 2016, Semiconductor Manufacturing South China Corporation was established by SMIC Holdings Corporation and SMIC Shanghai.

Details of non-wholly owned subsidiaries that have material non-controlling interests (“NCI”)

The table below shows details of a non-wholly owned subsidiary of the Company that have material non-controlling interests:

Name of company	Place of establishment and operation	Proportion of ownership interests and voting rights held by non-controlling interests			Profit (loss) allocated to non- controlling interests			Accumulated non-controlling interests
		12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
					USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Semiconductor Manufacturing	Beijing, PRC	49.0%	45.0%	45.0%	(55,868)	(25,596)	(26,353)	1,069,703	371,446	335,057
North China (Beijing)
Corporation (“SMNC”)

SJ Semiconductor Corporation	Cayman Islands	44.0%	44.7%	49.0%	(3,545)	(5,077)	(424)	136,458	79,621	24,076
Total					(59,413)	(30,673)	(26,777)	1,206,161	451,067	359,133

Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) shared part of the Group’s advance-technology R&D expenses in 2016, had start-up cost in 2015 and shared part of the Group’s advance-technology R&D expenses in 2014, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreements entered into by the Group and the NCI of SMNC, additional capital injection into SMNC was completed in 2016, 2015 and 2014. The additional capital injection from NCI amounted to US$754.1 million in 2016, US$61.9 million in 2015 and US$252 million in 2014 respectively.

According to the joint venture agreements entered into by the Company and the NCI of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2016, 2015 and 2014. The additional capital injection from NCI amounted to US$60.0 million in 2016, US$60.0 million in 2015 and US$24.5 million in 2014 respectively.

Summarized financial information in respect of the Company’s subsidiary that has material non- controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

19.	Subsidiaries (continued)

SMNC

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current assets	1,103,214	381,640	659,596
Non-current assets	1,807,207	917,719	550,859
Current liabilities	(409,898)	(350,298)	(347,217)
Non-current liabilities	(327,995)	(123,626)	(118,667)
Net assets	2,172,528	825,435	744,571
Equity attributable to owners of the Company	1,102,825	453,989	409,514
Non-controlling interests	1,069,703	371,446	335,057

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Revenue	243,715	4,721	—
Expense	(339,910)	(64,032)	(65,058)
Other (expense) income	(19,480)	2,430	6,496
Loss for the year	(115,675)	(56,881)	(58,562)
Loss attributable to owners of the Company	(59,807)	(31,285)	(32,209)
Loss attributable to the non-controlling interests	(55,868)	(25,596)	(26,353)
Loss for the year	(115,675)	(56,881)	(58,562)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(59,807)	(31,285)	(32,209)
Total comprehensive loss attributable to the non-controlling interests	(55,868)	(25,596)	(26,353)
Total comprehensive loss for the year	(115,675)	(56,881)	(58,562)
Dividends paid to non-controlling interests	—	—	—
Net cash (outflow) inflow from operating activities	(13,082)	(71,817)	7,758
Net cash outflow from investing activities	(1,627,788)	(173,535)	(436,449)
Net cash inflow from financing activities	1,655,011	137,500	560,000
Net cash inflow (outflow)	14,141	(107,852)	131,309

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

19.	Subsidiaries (continued)

SJ Semiconductor Corporation and its subsidiaries

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current assets	224,737	164,495	49,901
Non-current assets	102,790	66,772	59
Current liabilities	(11,656)	(18,904)	(825)
Non-current liabilities	(5,421)	(34,331)	—
Net assets	310,450	178,032	49,135
Equity attributable to owners of the Company	173,992	98,411	25,059
Non-controlling interests	136,458	79,621	24,076

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Revenue	12,782	1,543	—
Expense	(27,300)	(9,621)	(175)
Other income (expense)	6,564	(3,274)	(690)
Loss for the year	(7,954)	(11,352)	(865)
Loss attributable to owners of the Company	(4,409)	(6,275)	(441)
Loss attributable to the non-controlling interests	(3,545)	(5,077)	(424)
Loss for the year	(7,954)	(11,352)	(865)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive incom attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(4,409)	(6,275)	(441)
Total comprehensive loss attributable to the non- controlling interests	(3,545)	(5,077)	(424)
Total comprehensive loss for the year	(7,954)	(11,352)	(865)
Dividends paid to non-controlling interests	—	—	—
Net cash outflow from operating activities	(1,194)	(9,841)	(38)
Net cash outflow from investing activities	(147,752)	(60,336)	(67)
Net cash inflow from financing activities	109,291	175,211	50,000
Net cash (outflow) inflow	(39,655)	105,034	49,895

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates

Details of the Company’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/16	12/31/15	12/31/14
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.3%	47.8%	47.8%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)	Jiangsu, PRC	Ordinary	19.6%	19.6%	NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	11.4%*	8.8%*	NA
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	30.0%	45.0%	45.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)**	Beijing, PRC	Ordinary	32.6%	32.6%	32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)**	Shanghai, PRC	Ordinary	33.0%	33.0%	NA
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)**	Shanghai, PRC	Ordinary	66.2%*	66.2%*	NA
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”)**	Jiangsu, PRC	Ordinary	44.8%	44.8%	NA
Juyuan Juxin Integrated Circuit Fund (“Juyuan Juxin”)**	Shanghai, PRC	Ordinary	40.9%	NA	NA

*	In accordance with investment agreements, the Group has significant influence over Fortune-Tech Zaixing and Sino IC Leasing.

**	The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of SMIC, as set out in Note 19. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The Group’s joint ventures and available-for-sale investments invested indirectly through the Fund are disclosed in Note 21 and Note 23, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates (continued)

Furthermore, JCET granted the Group an option to sell the shares of Changjiang Xinke to JCET at an exercise price equivalent to the Group’s initial investment plus an annual return rate at any time after STATS ChipPAC was acquired. Please refer to Note 22.

On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement (“Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (“Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. As of the date of this report, the China Securities Regulatory Commission (“CSRC”), has granted conditional approval for both the disposal agreement and the subscription agreement but the related conditions have not been satisfied. Please refer to Note 45 for details.

Toppan

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current assets	53,716	51,661	44,538
Non-current assets	17,205	22,554	28,789
Current liabilities	(2,246)	(2,062)	(311)
Non-current liabilities	—	—	—
Net assets	68,675	72,153	73,016

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Total revenue	20,711	20,782	23,498
Profit for the year	1,178	3,267	5,493
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	1,178	3,267	5,493
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Net assets of the associate	68,675	72,153	73,016
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	20,603	21,646	21,905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates (continued)

Changjiang Xinke and its subsidiaries

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	509,827	445,709
Non-current assets	1,753,411	1,837,445
Current liabilities	(572,489)	(581,838)
Non-current liabilities	(1,210,124)	(1,093,368)
Net assets	480,625	607,948
Equity attributable to owners of the associate	370,224	455,862
Non-controlling interests	110,401	152,086

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	1,148,462	519,582
Loss for the year	(100,606)	(67,135)
Loss attributable to owners of the associate	(78,260)	(65,589)
Loss attributable to the non-controlling interests	(22,346)	(1,546)
Loss for the year	(100,606)	(67,135)
Other comprehensive income for the year	30,582	16,224
Total comprehensive loss for the year	(70,024)	(50,911)
Total comprehensive loss attributable to owners of the associate	(54,629)	(51,473)
Total comprehensive (loss) income attributable to the non-controlling interests	(15,395)	562
Total comprehensive loss for the year	(70,024)	(50,911)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Equity attributable to owners of the associate	370,224	455,862
Proportion of the Group’s ownership interest in Changjiang Xinke	19.6%	19.6%
Carrying amount of the Group’s interest in Changjiang Xinke	72,601	89,395

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates (continued)

Fortune-Tech Zaixing

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	12,720	15,513
Non-current assets	8,520	7,581
Current liabilities	(1)	(3)
Non-current liabilities	—	—
Net assets	21,239	23,091

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	—	—
Loss for the year	(329)	(178)
Other comprehensive income for the year	—	—
Total comprehensive loss for the year	(329)	(178)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Net assets of the associate	21,239	23,091
Proportion of the Group’s ownership interest in Fortune-Tech Zaixing	66.2%	66.2%
Carrying amount of the Group’s interest in Fortune-Tech Zaixing	14,087	15,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates (continued)

Sino IC Leasing and its subsidiaries

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	702,570	502,454
Non-current assets	1,859,267	21,374
Current liabilities	(117,287)	(8,679)
Non-current liabilities	(1,653,206)	(190,021)
Net assets	791,344	325,128
Equity attributable to owners of the associate	776,959	325,128
Non-controlling interests	14,385	—

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	36,085	2,437
Profit for the year	12,986	3,761
Profit attributable to owners of the associate	12,938	3,761
Profit attributable to the non-controlling interests	48	—
Profit for the year	12,986	3,761
Other comprehensive income for the year	3,594	—
Total comprehensive income for the year	16,580	3,761
Total comprehensive income attributable to owners of the associate	16,532	3,761
Total comprehensive income attributable to the non-controlling interests	48	—
Total comprehensive income for the year	16,580	3,761
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Equity attributable to owners of the associate	776,959	325,128
Proportion of the Group’s ownership interest in Sino IC Leasing	11.4%	8.8%
Carrying amount of the Group’s interest in Sino IC Leasing	88,651	28,736

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

20.	Investments in associates (continued)

Juyuan Juxin

12/31/16
USD’000
Current assets	47,494
Current liabilities	(7)
Net assets	47,487

Year ended
12/31/16
USD’000
Total revenue	—
Loss for the year	(1,893)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(1,893)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/16
USD’000
Net assets of the associate	47,487
Proportion of the Group’s ownership interest in Juyuan Juxin	40.9%
Carrying amount of the Group’s interest in Juyuan Juxin	19,408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

21.	Investments in joint ventures

Details of the Group’s joint ventures, which are all unlisted companies invested indirectly through China IC Capital Co., Ltd, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/16	12/31/15	12/31/14
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	49.0%	NA
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	42.0%	42.0%	NA

Summarized financial information in respect of the Group’s material joint venture is set out below.

Shanghai Xinxin

	12/31/16	12/31/15
	USD’000	USD’000
Current assets	10,679	4,917
Non-current assets	13,283	28,631
Current liabilities	(7)	(3,287)
Non-current liabilities	—	—
Net assets	23,955	30,261

	Year ended 12/31/16	Year ended 12/31/15
	USD’000	USD’000
Total revenue	—	—
Profit (loss) for the year	4,540	(609)
Other comprehensive income for the year	—	—
Total comprehensive income (loss) for the year	4,540	(609)
Dividends received from the joint venture during the year	2,027	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	12/31/16	12/31/15
	USD’000	USD’000
Net assets of the joint venture	23,955	30,261
Proportion of the Group’s ownership interest in Shanghai Xinxin	49.0%	49.0%
Carrying amount of the Group’s interest in Shanghai Xinxin	11,740	14,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

22.	Derivative financial instrument

As of December 31, 2016, the amount of the derivative financial instrument was US$32.9 million (2015: US$30.2 and 2014: nil), which is a put option granted by JCET to sell the shares of Changjiang Xinke to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of the Company), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET). The fair value change of the derivative financial instrument was US$2.7 million for the year ended 2016 (2015: US$30.2 million and 2014: nil). Please refer to Note 20 for more details of the put option, refer to Note 40 for valuation techniques of the put option and refer to Note 45 for the latest status of the put option.

23.	Other assets

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Available-for-sale investments	21,966	19,750	15,081
MPS Bonds	4,634	—	—
Others	16,270	12,328	15,786
Non-current	42,870	32,078	30,867

Available-for-sale investments are primarily fund companies and investment projects invested indirectly through China IC Capital Co., Ltd in the integrated circuits industry.

As of December 31, 2016, other assets also included an amount of US$4.6 million (EUR4.4 million), relating to the bonds investment (“MPS Bonds”) which were pledged against long-term borrowings from Cassa Depositie Prestiti and MPS Capital Services S.p.A..

24.	Other financial assets

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	172	—
Short-term investments
Financial products sold by banks	24,931	257,583	616,862
Bank deposits will mature over 3 months	6,612	25,125	27,209
	31,543	282,880	644,071

25.	Inventories

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Raw materials	126,526	88,134	65,598
Work in progress	280,216	225,475	179,047
Finished goods	57,474	73,717	71,396
	464,216	387,326	316,041

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision (reversal) was US$3.7 million (2015: US$(13.3) million and 2014: US$29.6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

26.	Trade and other receivables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Trade receivables	491,018	399,200	424,661
Allowance for doubtful debts	(1,491)	(41,976)	(42,014)
	489,527	357,224	382,647
Other receivables and refundable deposits	156,295	142,622	73,741
	645,822	499,846	456,388

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The Group determines its allowance for doubtful debts based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Group recognized US$0.2 million, US$0.5 million and US$1.6 million of allowance for doubtful debts respectively during the year ended December 31, 2016, 2015 and 2014 respectively. The Group reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, financial performance, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2016, 2015 and 2014, US$289.7 million, US$207.1 million and US$199.0 million respectively are due from the Group’s four largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Within 30 days	274,087	177,542	167,137
31–60 days	179,453	151,377	122,387
Over 60 days	37,478	70,281	135,137
Total	491,018	399,200	424,661

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

26.	Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current	444,145	312,479	270,220
Past due but not impaired
Within 30 days	34,872	39,737	55,412
31–60 days	8,875	3,534	20,915
Over 60 days	1,635	1,474	36,100
Total	489,527	357,224	382,647
Average overdue days	27	23	74

Movement in the allowance for doubtful debts

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of the year	41,976	42,014	44,643
Addition in allowance for doubtful debts	201	528	1,616
Amounts written off during the year as uncollectible	(39,083)	(25)	(4,186)
Reversal of allowance for doubtful debts	(1,603)	(541)	(59)
Balance at end of the year	1,491	41,976	42,014

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

In 2016, the Group wrote off the exempted receivables and reversed collected part of trade receivables from customers.

Age of impaired trade receivables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Within 30 days	283	315	306
31–60 days	463	122	338
Over 60 days	745	41,539	41,370
Total	1,491	41,976	42,014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

27.	Restricted cash

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Restricted cash
Non-current	20,080	—	—
Current	337,699	302,416	238,051
	357,779	302,416	238,051

1)	Restricted cash — non current

As of December 31, 2016, the non-current restricted cash consisted of US$20.1 million (EUR19.1 million) of bank time deposits pledged against long-term borrowing from MPS Capital Services S.p.A. of US$1.9 million (EUR1.8 million) and from Cassa Depositie Prestiti of US$17.1 million (EUR16.3 million). In addition, a bank time deposit of US$1.1 million (EUR1.0 million) relating to a security deposit made with the Abruzzo Regional Government for the Integrated Environmental Authorization associated with the treatment plant for some special waste.

2)	Restricted cash — current

As of December 31, 2016, 2015 and 2014, the current restricted cash consisted of US$2.9 million, US$1.1 million and US$0.6 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$191.9 million, US$74.0 million and US$135.4 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of December 31, 2016 and 2015 the current restricted cash of US$142.9 million and US$227.3 million were from low interest cost entrusted loans granted by CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Group expects to spend the restricted cash within the next 12 months.

As of December 31, 2014 the current restricted cash of US$102 million was for the co-investment in the proposed acquisition of STATS ChipPAC through Changjiang Xinke, a company established in the PRC. On June 18, 2015, the amount of US$102 million was applied as a capital contribution for 19.6% equity interest in Changjiang Xinke, which was accounted as an associate of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

28.	Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	Premium
		USD’000	USD’000
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846
Issuance of shares under the Company’s employee share option plan (see Note 39)	215,677,649	86	18,422
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	196,161
Ordinary shares issued at November 21, 2014	669,468,952	268	51,523
Ordinary shares issued at November 27, 2014	268,642,465	107	20,678
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630
Issuance of shares under the Company’s employee share option plan (see Note 39)	232,284,137	93	20,819
Ordinary shares issued at June 8, 2015	4,700,000,000	1,880	397,580
Ordinary shares issued at September 25, 2015	323,518,848	130	27,392
Ordinary shares issued at October 9, 2015	961,849,809	385	81,440
Balance at December 31, 2015	42,073,748,961	16,830	4,903,861
Issuance of shares under the Company’s employee share option plan (see Note 39)	329,531,926	132	35,367
Conversion of convertible bonds during the year	105,128,132	42	11,023
Adjustment arising from the Share Consolidation	(38,257,568,118)	—	—
Issuance of shares under the Company’s employee share option plan after the Share Consolidation (see Note 39)	2,081,358	8	697
Balance at December 31, 2016	4,252,922,259	17,012	4,950,948

The Company proposed to implement the Share Consolidation on the basis that every ten issued and unissued shares of US$0.0004 each of the Company will be consolidated into one ordinary share of US$0.004 each. The proposed share consolidation was approved by the Company’s shareholders at the Extraordinary General Meeting held on December 6, 2016 and the Share Consolidation became effective on December 7, 2016.

On February 12, 2015, the Company entered into a share purchase agreement with China Integrated Circuit Industry Investment Fund Co., Ltd., (the “China IC Fund”). Pursuant to the share purchase agreement, the Company proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share. The net proceeds were recorded as share capital of approximately US$1.9 million and share premium of approximately US$397.6 million in the statements of financial position. Net proceeds of issue were measured after deducting directly attributable transaction costs of the share issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

Fully paid ordinary shares, which have a par value of US$0.004 (after the Share Consolidation), carry one vote per share and carry a right to dividends.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 39).

29.	Reserves

Equity-settled employee benefits reserve

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of year	70,459	64,540	55,177
Arising on share-based payments	13,838	18,088	18,388
Transfer to share premium	(18,594)	(12,169)	(9,025)
Balance at end of year	65,703	70,459	64,540

The above equity-settled employee benefits reserve related to share options and RSUs granted by the Company to the Group’s employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

29.	Reserves (continued)

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of year	(3,956)	4,229	4,553
Exchange differences arising on translating the foreign operations	(18,131)	(8,185)	(324)
Balance at end of year	(22,087)	(3,956)	4,229

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

Change in value of available-for-sale financial assets

	12/31/16	12/31/15
	USD’000	USD’000
Balance at beginning of year	447	—
Change in value of available-for-sale financial assets during this year	798	447
Balance at end of year	1,245	447

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

29.	Reserves (continued)

Convertible bonds equity reserve

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Balance at beginning of year	29,564	29,564	15,210
Recognition of the equity component of convertible bonds	52,935	—	14,354
Conversion options exercised during the year	(821)	—	—
Balance at end of year	81,678	29,564	29,564

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

Defined benefit plan reserve

12/31/16
USD’000
Balance at beginning of year	—
Actuarial gains on defined benefit plan	1,520
Balance at end of year	1,520

The new addition of the defined benefit obligation was due to the business combination of LFoundry. LFoundry’s employees are entitled to a defined benefit plan. Actuarial gains and losses can result from increases or decreases in the present value of a defined benefit obligation due to experience adjustments or changes in actuarial assumptions. Please refer to Note 35 for details.

Cash flow hedges

12/31/16
USD’000
Balance at beginning of year	—
Loss recognized during this year	(34,627)
Balance at end of year	(34,627)

The hedging reserve is used to record gains or losses on derivatives that are designated and qualify as cash flow hedges and that are recognized in other comprehensive income, as described in note 40. Amounts will be reclassified to profit or loss when the associated hedged transaction affects profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

30.	Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2016 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2016, 2015 and 2014, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$6,560 million at December 31, 2016 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2016, reserve and capital of approximately US$6,590 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2016, 2015 and 2014 the Company did not declare or pay any cash dividends on the ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	176,957	62,872	115,084
	176,957	62,872	115,084
Long-term debt by contracts
2013 USD Loan (SMIC Shanghai) (ii)	10,760	10,760	221,520
2015 USD Loan (SMIC Shanghai) (iii)	39,641	52,854	—
2015 RMB Loan I (SMIC Shanghai) (iv)	144,155	154,095	—
2015 RMB Loan II (SMIC Shanghai) (v)	68,473	73,195	—
2015 EXIM RMB Loan (SMIC Shanghai) (vi)	72,077	73,966	—
2013 EXIM USD Loan (SMIC Beijing) (vii)	—	—	40,000
2013 CIDC RMB Entrust loan (SMIC Beijing) (viii)	—	—	2,450
2014 EXIM RMB Loan (SMIC Beijing) (ix)	—	36,983	39,200
2015 CDB RMB Loan (SMIC Beijing) (x)	28,110	30,048	—
2016 CDB RMB Loan (SMIC Beijing) (xi)	210,466	—	—
2016 EXIM RMB Loan I (SMIC Beijing) (xii)	34,597	—	—
2016 EXIM RMB Loan II (SMIC Beijing) (xiii)	57,662	—	—
2016 EXIM RMB Loan (SMIC) (xiv)	72,077	—	—
2015 RMB Entrust Loan (SJ Jiangyin) (xv)	—	14,331	—
2015 CDB USD Loan (SJ Jiangyin) (xvi)	2,000	20,000	—
2014 Cassa Depositie Prestiti loan (LFoundry) (xvii)	26,026	—	—
2014 MPS Capital Service loan (LFoundry) (xviii)	4,578	—	—
2014 Citizen Finetech Miyota Loan (LFoundry) (xix)	3,926	—	—
Finance Lease Payables (xx)	7,057	—	—
Loans from non-controlling interests shareholders (xxi)	1,627	—	—
Others (xxii)	482,579	—	—
	1,265,811	466,232	303,170
Less: current maturities of long-term debt	32,217	50,196	46,970
Non-current maturities of long-term debt	1,233,594	416,036	256,200
Borrowing by repayment schedule:
Within 1 year	209,174	113,068	162,054
Within 1–2 years	171,900	15,830	125,200
Within 2–5 years	698,070	172,916	131,000
Over 5 years	363,624	227,290	—
	1,442,768	529,104	418,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings (continued)

Summary of borrowing arrangements

(i)	As of December 31, 2016, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,050.8 million on a revolving credit basis. As of December 31, 2016, the Group had drawn down US$177.0 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2016.

(ii)	In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

(iii)	In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down US$66.1 million and repaid US$26.5 million on this loan facility. The outstanding balance of US$39.6 million is repayable from June 2017 to December 2019. The interest rate on this loan facility ranged from 1.21% to 2.3% in 2016. SMIS was in compliance with the related financial covenants as of December 31, 2016.

(iv)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB1,000 million (approximately US$144.2 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2016.

(v)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2016, SMIS had drawn down RMB475 million (approximately US$68.5 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2016.

(vi)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIS had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)	In June 2013, SMIB entered into a USD loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty-six-month bank facility was used for working capital purposes. The principal amount was repaid in August 2015.

(viii)	In June 2013, SMIB entered into an RMB loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which was unsecured. This two-year entrust loan facility was used for working capital purposes. The principal amount was repaid in May 2015.

(ix)	In December 2014, SMIB entered into an RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB240 million (approximately US$34.6 million) on this loan facility. The principal amount was repaid in December 2016. The interest rate on this loan facilities was 2.65% in 2016.

(x)	In December 2015, SMIB entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2016, SMIB had drawn down RMB195 million (approximately US$28.1 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2016.

(xi)	In May 2016, SMIB entered into the new RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2016, SMIB had drawn down RMB1,460 million (approximately US$210.5 million) on this loan facility. The principal amount is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2016.

(xii)	In December 2016, SMIB entered into the new RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB240 million (approximately US$34.6 million) on this loan facility. The principal amount is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2016.

(xiii)	In January 2016, SMIB entered into the new RMB loan, a three-year working capital loan facility in the principal amount of RMB400 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIB had drawn down RMB400 million (approximately US$57.7 million) on this loan facility. The principal amount is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xiv)	In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2016, SMIC had drawn down RMB500 million (approximately US$72.1 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility was 2.75% in 2016.

(xv)	In July 2015, SJ Jiangyin entered into an RMB loan of zero-interest rate, a five-year working capital loan facility in the principal amount of RMB93 million with Jiangyin Science and Technology New City Investment Management Company Ltd, which was unsecured. As of December 31, 2016, SJ Jiangyin had drawn down RMB93 million (approximately US$13.4 million) on this loan facility and repaid the outstanding balance in advance in July 2016.

(xvi)	In September 2015, SJ Jiangyin entered into a USD loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’s 300mm bumping fab. The facility is guaranteed by SMIB. As of December 31, 2016, SJ Jiangyin had drawn down US$20 million and repaid US$18 million on this loan facility. The outstanding balance of US$2.0 million is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2016.

(xvii)	In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR16.3 million the MPS bonds of EUR4.0 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR35.8 million and repaid EUR7.9 million on this loan facility. The outstanding balance of EUR28.4 million (its present value is EUR24.7 million, approximately US$26.0 million) including principal amount of EUR27.9 million and interest cash flow of EUR0.5 million is repayable from June 2017 to December 2023. The interest rate on this loan facility was 0.5% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

(xviii)	In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.8 million, the MPS bonds of EUR0.4 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR5.2 million (its present value is EUR4.3 million, approximately US$4.6 million) including principal amount of EUR4.0 million and interest cash flow of EUR1.2 million is repayable from June 2020 to December 2023. The interest rate on this loan facility was approximately 6% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xix)	In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY480 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the planned expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2016, LFoundry had drawn down JPY480 million on this loan facility. The outstanding balance of JPY499.4 million (approximately US$3.9 million) including principal amount of JPY480 million and interest cash flow of JPY19.4 million is repayable from June 2017 to December 2019. The interest rate on this loan facility was 4.04% in 2016. LFoundry was in compliance with the related financial covenants as of December 31, 2016.

(xx)	In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of 5 years. As at December 31, 2016, the total net future minimum lease payments was US$7.1 million.

As of December 31, 2016, the total future minimum lease payments under finance leases and their present values (Effective interest rate was 3.68%) were as follows:

	Minimum lease payments	Present value
	USD’000	USD’000
Amounts payable:
Within one year	1,529	1,363
In the second year	1,529	1,349
In the third to fifth years	4,589	4,345
Total minimum finance lease payments	7,647	7,057
Less: future finance cost charges	(590)
Total net finance lease payables	7,057
Less: current portion of finance lease payables	(1,363)
Non-current portion of finance lease payables	5,694

(xxi)	During 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR1.5 million on this loan facility. The outstanding balance of EUR1.5 million (approximately US$1.6 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2016.

(xxii)	Other borrowings represented US$482.6 million (2015 and 2014: nil) of borrowings under three financing arrangements entered into by the Group with third-party financing companies in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at below US$1.00 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements have been accounted for as collateralized borrowings of the Group.

As of December 31, 2016, property, plant and equipment and land use right with carrying amount of approximately US$631 million (2015: US$324 million and 2014: US$308 million) have been pledged to secure borrowings of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds

(i)	Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”).

The principal terms of the Original Bonds are as follows:

(1)	Denomination of the Original Bonds — The Original Bonds are denominated in USD.

(2)	Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”).

(3)	Interest — The Original Bonds do not bear any cash interest.

(4)	Conversion —

a)	Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the Original Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events. With the Share Consolidation effective on December 7, 2016, the conversion price was adjusted to HK$7.965 per share.

b)	Conversion period — The Bondholder has the right to convert the Original Bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)	Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the Original Bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre- determined). With the Share Consolidation effective on December 7, 2016, the number of Conversion Shares were adjusted to 194,681,732 Conversion Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

(5)	Redemption —

a)	At the option of the Company:

(I)	Redemption at maturity — The Company will redeem the outstanding Original Bonds at principal amount on the Maturity Date.

(II)	Redemption for tax reasons — The Company will redeem all and not only some of the Original Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)	Redemption at the Option — The Company may redeem all and not only some of the Original Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding Original Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Original Bonds at their principal amount.

b)	At the option of the Bondholder:

(I)	Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the Original Bonds.

(II)	Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Original Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)	Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the Original Bonds at any price in the open market or otherwise.

(7)	Cancellation — All the Original Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the Original Bonds cancelled will be forwarded to or to the order of the Registrar and such Original Bonds may not be reissued or resold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

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

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2013	180,563	15,210	195,773
Interest charged during 2014	6,593	—	6,593
As at December 31, 2014	187,156	15,210	202,366
Interest charged during 2015	6,910	—	6,910
As at December 31, 2015	194,066	15,210	209,276
Interest charged during 2016	4,525	—	4,525
Conversion options exercised during 2016	(10,244)	(821)	(11,065)
As at December 31, 2016	188,347	14,389	202,736

In 2016, the convertible bonds with the principal amount of US$10.8 million converted into 105,128,132 ordinary shares (adjusted to 10,512,813 ordinary shares upon the effect of the Share Consolidation).

The rest of the equity component will remain in the convertible bond equity reserve until the embedded conversion option is exercised or the Original Bonds mature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component and equity component of the Original Pre-emptive Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during 2014	1,315	—	1,315
As at December 31, 2014	82,550	5,565	88,115
Interest charged during 2015	2,292	—	2,292
As at December 31, 2015	84,842	5,565	90,407
Interest charged during 2016	1,562	—	1,562
As at December 31, 2016	86,404	5,565	91,969

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Pre-emptive Bonds mature.

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component and equity component of the Further Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at June 24, 2014	87,090	7,148	94,238
Interest charged during 2014	1,650	—	1,650
As at December 31, 2014	88,740	7,148	95,888
Interest charged during 2015	3,362	—	3,362
As at December 31, 2015	92,102	7,148	99,250
Interest charged during 2016	2,465	—	2,465
As at December 31, 2016	94,567	7,148	101,715

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Bonds mature.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

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

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The liability component and equity component of the Further Pre-emptive Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 4, 2014	20,892	1,641	22,533
Interest charged during 2014	56	—	56
As at December 31, 2014	20,948	1,641	22,589
Interest charged during 2015	674	—	674
As at December 31, 2015	21,622	1,641	23,263
Interest charged during 2016	461	—	461
As at December 31, 2016	22,083	1,641	23,724

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Pre-emptive Bonds mature.

The Further Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(v)	Issue of US$450 million zero coupon convertible bonds due 2022

The Company issued convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450,000,000 on July 7, 2016 (the “2016 Bonds”).

The principal terms of the 2016 Bonds are as follows:

(1)	Denomination of the 2016 Bonds — The 2016 Bonds are denominated in USD.

(2)	Maturity date — Six years from the date of issuance, which is July 7, 2022 (“Maturity Date”).

(3)	Interest — The 2016 Bonds do not bear interest unless, upon due presentation thereof, payment of principal or premium (if any) is improperly withheld or refused. In such event, such unpaid amount shall bear interest at the rate of 2.0 per cent. per annum.

(4)	Conversion —

a)	Conversion price — The price is HK$0.9250 per each new share to be issued upon conversion of the 2016 Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events. With the Share Consolidation effective on December 7, 2016, the conversion price was adjusted to HK$9.250 per share.

b)	Conversion period — The Bondholder has the right to convert the 2016 Bonds into shares at any time on or after August 17, 2016 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called for redemption before the Maturity Date, the conversion period will end at the close of business on the seventh day before the date fixed for redemption, which is discussed below.

c)	Number of Conversion Shares issuable -3,778,881,081 Conversion Shares will be issued upon full conversion of the 2016 Bonds based on the initial conversion price of HK$0.9250 (translated at the fixed exchange rate of HK$7.7677 = US$1.0 as pre- determined). With the Share Consolidation effective on December 7, 2016, the number of Conversion Shares were adjusted to 377,888,108 Conversion Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(v)	Issue of US$450 million zero coupon convertible bonds due 2022 (continued)

(5)	Redemption —

a)	At the option of the Company:

(I)	Redemption at maturity — The Company will redeem the outstanding 2016 Bonds at principal amount on the Maturity Date.

(II)	Redemption for tax reasons — The Company will redeem all and not only some of the 2016 Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)	Redemption at the Option — The Company may, having given not less than 45 nor more than 60 days’ notice, redeem all and not some only of the Bonds at any time after July 7, 2020 at their principal amount if the Closing Price of a share for any 20 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is given, was at least 130% of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding 2016 Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding 2016 Bonds at their principal amount.

b)	At the option of the Bondholder:

(I)	Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the 2016 Bonds.

(II)	Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the 2016 Bonds of such holder on July 7, 2020 at their principal amount.

(6)	Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the 2016 Bonds at any price in the open market or otherwise.

(7)	Cancellation — All the 2016 Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the 2016 Bonds cancelled will be forwarded to or to the order of the Registrar and such 2016 Bonds may not be reissued or resold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

32.	Convertible bonds (continued)

(v)	Issue of US$450 million zero coupon convertible bonds due 2022 (continued)

The 2016 Original Bonds issued at July 7, 2016 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the 2016 Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the 2016 Original Bonds was approximately US$387.9 million and the equity component was approximately US$52.9 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	450,000
Transaction cost	(9,194)
Liability component at the date of issue	(387,871)
Equity component	52,935

Subsequent to the initial recognition, the liability component of the 2016 Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the 2016 Bonds was 3.78% per annum. The liability component and equity component of the Further Pre-emptive Bonds for the year ended December 31, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at July 7, 2016	387,871	52,935	440,806
Interest charged during 2016	7,339	—	7,339
As at December 31, 2016	395,210	52,935	448,145

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the 2016 Bonds mature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

33.	Short-term and medium-term notes

On June 7 and June 8, 2016, the Company issued the one-year short-term notes of RMB600 million (approximately US$90.5 million) and the three-year medium-term notes of RMB1,500 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The short-term notes carry a coupon interest rate of 2.99% per annum with note interest payable annually on June 7, 2017 and the medium-term notes carry a coupon interest rate of 3.35% per annum with interest due annually on June 8, 2017, June 8, 2018 and June 10, 2019. As at the issue date, the net book value of the liabilities of short-term notes amounted to RMB600 million (approximately US$90.5 million) and the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

	Short-term	Medium-
	Notes	term notes
	USD’000	USD’000
Principal amount	90,465	226,162
Transaction cost	—	(2,226)
Notes payable as at the issue date	90,465	223,936

The movement of the short-term and medium-term notes for the period ended December 31, 2016 is set out below:

	Short-term	Medium-
	Notes	term notes
	USD’000	USD’000
As at the date of issue	90,465	223,936
Interest charged during 2016	1,509	4,625
Interest payable recognized in 2016	(1,509)	(4,225)
Foreign exchange gain	(3,972)	(9,834)
As at December 31, 2016	86,493	214,502

Based on the issuance quota approved by NAFMII on April 11, 2016, the Company plans to issue the rest quota of the medium-term notes and short-term notes within 2 years.

34.	Bonds payable

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

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable	491,181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

34.	Bonds payable (continued)

The movement of the corporate bonds for the year ended December 31, 2016 is set out below:

USD’000
As at October 7, 2014	491,181
Interest charged during 2014	5,554
Interest payable recognized during 2014	(5,156)
As at December 31, 2014	491,579
Interest charged during 2015	22,253
Interest payable recognized during 2015	(20,625)
As at December 31, 2015	493,207
Interest charged during 2016	22,327
Interest payable recognized during 2016	(20,625)
As at December 31, 2016	494,909

35.	Other liabilities

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Bonus accrued	—	48,000	—
Defined benefit obligation	24,213	—	—
Others	13,284	17,761	—
	37,497	65,761	—

Defined Benefit Plan

Trattamento di Fine Rapport (“TFR”) relates to the amounts that employees in Italy are entitled to receive when they leave the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during the employee’s working life.

Under the amendments of the Italian legislation in the first half of 2007, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury Fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the Group itself.

Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the TFR liability retain the nature of “Defined benefit plans”. Accordingly, TFR liability consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the companies under IFRS recognize the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.

The Group operates defined benefit plans in Italy under broadly similar regulatory frameworks, which is an unfunded plan where the Group meets the benefit payment obligation as it falls due. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. The TFR in payment is generally updated in line with the retail price index.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

35.	Other liabilities (continued)

Defined Benefit Plan (continued)

The amounts recognized in the statement of financial position and the movements in the net defined benefit obligation over the year are as follows:

For the 5 months
ended
12/31/16
USD’000
August 1, 2016	27,569
Current service cost	—
Past service cost	—
Interest expense/(income)	87
Total amount recognized in profit or loss	87
Actuarial (gains)/losses:
Gain from change in financial assumptions	(1,520)
Total amount recognized in other comprehensive income	(1,520)
Exchange differences	(1,875)
Contribution to employees	(48)
December 31, 2016	24,213

The significant actuarial assumptions were as follows:

12/31/16
Discount rate (%)	1.37%
Inflation rate (%)	1.50%
Salary growth rate (%)	1.50%
Labor turnover rate (%)	2.65%
Probability of request of advances of TFR (%)	1.50%
Percentage required in case of advance (%)	70.00%

12/31/16
Number of employees with TFR	1,421
Average age (years)	46
Average seniority (years)	20
Weighted average duration of defined benefit obligation (years)	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

35.	Other liabilities (continued)

Defined Benefit Plan (continued)

The sensitivity analysis of the defined benefit obligation was as follows:

Var. (%)
Discount rate (+0.5%)	–6.05%
Discount rate (-0.5%)	6.61%
Rate of payments increases (+20%)	–0.57%
Rate of payments decreases (-20%)	0.63%
Rate of price inflation increases (+0.5%)	3.94%
Rate of price inflation decreases (-0.5%)	–3.86%
Rate of salary increases (+0.5%)	0.00%
Rate of salary decreases (-0.5%)	0.00%
Increase the retirement age (+1 year)	0.38%
Decrease the retirement age (-1 year)	–0,40%
Increase longevity (+1 year)	0.00%
Decrease longevity (-1 year)	0.00%

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the statement of financial position.

36.	Trade and other payables

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Trade payables	781,161	885,438	645,414
Advance receipts from customers	60,157	72,865	54,724
Deposit received	41,324	47,468	77,296
Other payable	57,911	41,995	16,927
	940,553	1,047,766	794,361

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31, 2016, 2015 and 2014, trade payables were US$781.2 million, US$885.4 million and US$645.4 million, within which the payables for property, plant and equipment were US$483.0 million, US$660.7 million and US$425.1 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

36.	Trade and other payables (continued)

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Within 30 days	630,896	788,936	555,556
Between 31 to 60 days	43,984	36,596	25,729
Over 60 days	106,281	59,906	64,129
	781,161	885,438	645,414

An aged analysis of the accounts payable is as follows:

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Current	659,094	814,553	599,584
Overdue:
Within 30 days	55,394	24,554	12,520
Between 31 to 60 days	7,658	10,458	4,954
Over 60 days	59,015	35,873	28,356
	781,161	885,438	645,414

37.	Accrued liabilities

The amounts of accrued liabilities as of December 31, 2016, 2015 and 2014 were US$230.5 million, US$132.5 million and US$131.1 million, within which the amounts of accrued payroll expenses were US$163.6 million, US$71.5 million and US$62.5 million, respectively.

38.	Other financial liabilities

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Cross currency swap contracts — cash flow hedges:
Non-current	74,170	—	—
Current	6,348	—	—
Cross currency swap contracts:
Current	—	1,459	—
	80,518	1,459	—

Please refer to Note 40 for more details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

39.	Share-based payments

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

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

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

The expense recognized for employee services received during the year is shown in the following table:

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	14,210	18,329	18,388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

39.	Share-based payments (continued)

Movements during the year

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding RSUs and Subsidiary Plan):

	2016	2016		2015	2015		2014	2014
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,002,955,779	US$	0.08	1,163,627,269		US$0.08	1,320,383,853	US$	0.09
Granted during the period	20,766,519	US$	0.09	56,565,258		US$0.10	153,998,051	US$	0.10
Forfeited and expired during the period	(64,230,833)	US$	0.12	(87,928,903)		US$0.14	(161,539,854)	US$	0.15
Exercised during the period	(213,776,770)	US$	0.07	(129,307,845)		US$0.07	(149,214,781)	US$	0.06
Adjustment arising from the Share Consolidation	(671,143,936)		NA	NA		NA	NA		NA
After the Share Consolidation:
Forfeited and expired during the period	(6,637)	US$	1.08	NA		NA	NA		NA
Exercised during the period	(2,081,358)	US$	0.77	NA		NA	NA		NA
Outstanding at December 31	72,482,764	US$	0.82	1,002,955,779	US$	0.08	1,163,627,269	US$	0.08
Exercisable at December 31	50,708,535	US$	0.77	513,197,994	US$	0.08	489,477,234	US$	0.09

As at December 31, 2016, the number of outstanding share options granted have been adjusted for the effect of the Share Consolidation and 50,708,535 share options were exercisable (December 31 2015: 513,197,994 and December 31, 2014: 489,477,234 before the Share Consolidation adjustment being effective).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2016 was 5.29 years (2015: 6.04 years and 2014: 6.59 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.23 to US$1.48 upon the effect of the Share Consolidation (2015: from US$0.02 to US$0.15 and 2014: from US$0.02 to US$0.22 before the Share Consolidation adjustment being effective).

The weighted average closing price of the Company’s shares immediately before the dates while the share options were exercised was US$0.12, adjusted to US$1.24 upon the effect of the Share Consolidation (2015: US$0.11 and 2014: US$0.10 before the Share Consolidation adjustment being effective).

During the year ended December 31, 2016, share options were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04 and US$0.05, respectively (adjusted to US$0.36, US$0.42 and US$0.52 respectively upon the effect of the Share Consolidation).

During the year ended December 31, 2015, share options were granted on February 24, 2015, May 20, 2015 and September 11, 2015. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04 and US$0.05, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

39.	Share-based payments (continued)

Movements during the year (continued)

(i)	(continued)

During the year ended December 31, 2014, share options were granted on June 12, 2014 and November 17, 2014. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.05, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2016, 2015 and 2014 respectively:

	2016	2015	2014
Dividend yield (%)	—	—	—
Expected volatility	44.80%	46.13%	50.93%
Risk-free interest rate	1.39%	1.61%	1.67%
Expected life of share options	6 years	6 years	5 years

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

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan):

	2016	2016		2015	2015		2014	2014
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	304,512,677	US$	0.10	274,057,667	US$	0.09	233,158,731	US$	0.07
Granted during the period	87,382,469	US$	0.09	146,852,985	US$	0.11	114,726,892	US$	0.11
Forfeited during the period	(11,104,112)	US$	0.10	(13,421,683)	US$	0.10	(7,365,088)	US$	0.09
Exercised during the period	(115,755,156)	US$	0.09	(102,976,292)	US$	0.08	(66,462,868)	US$	0.07
Adjustment arising from the Share Consolidation	(238,532,301)		NA	NA		NA	NA		NA
After share consolidation:
Forfeited during the period	(14,425)	US$	1.03	NA		NA	NA		NA
Outstanding at December 31	26,489,152	US$	0.98	304,512,677	US$	0.10	274,057,667	US$	0.09

As at December 31, 2016, the number of outstanding RSUs granted adjusted to 26,489,152 upon the effect of the Share Consolidation (December 31 2015: 304,512,677 and December 31, 2014: 274,057,667 before the Share Consolidation adjustment being effective).

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2016 was 8.37 years (2015: 8.69 years and 2014: 8.75 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

39.	Share-based payments (continued)

Movements during the year (continued)

(ii)	(continued)

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.08, adjusted to US$0.83 upon the effect of the Share Consolidation (2015: US$0.09 and 2014: US$0.08 before the Share Consolidation adjustment being effective).

During the year ended December 31, 2016, RSUs were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08, US$0.11 and US$0.14 respectively (adjusted to US$0.82, US$1.11 and US$1.39 respectively upon the effect of the Share Consolidation).

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

The following table list the inputs to the models used for the plans for the years ended December 31, 2016, 2015 and 2014, respectively:

	2016	2015	2014
Dividend yield (%)	—	—	—
Expected volatility	39.66%	37.07%	38.49%
Risk-free interest rate	0.91%	0.60%	0.54%
Expected life of share options	2 years	2 years	2 years

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

39.	Share-based payments (continued)

Movements during the year (continued)

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs):

	2016	2016		2015	2015
	Number	WAEP		Number	WAEP
Outstanding at January 1	7,000,000	US$	0.06	—		—
Granted during the year	7,698,750	US$	0.31	8,330,000	US$	0.06
Forfeited and expired during the year	(100,000)	US$	0.05	(1,192,500)	US$	0.06
Exercised during the year	—		—	(137,500)	US$	0.05
Outstanding at December 31	14,598,750	US$	0.19	7,000,000	US$	0.06
Exercisable at December 31	3,297,135	US$	0.07	689,479	US$	0.05

The weighted average remaining contractual life for the share options outstanding as at December 31, 2016 was 9.2 years (2015: 9.1 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.05 to US$0.31 (2015: from US$0.05 to US$0.08).

During the year ended December 31, 2016, share options of the Subsidiary Plan were granted on December 27, 2016. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.14.

During the year ended December 31, 2015, share options of the Subsidiary Plan were granted on January 1, 2015, May 4, 2015 and September 15, 2015. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.069, US$0.069 and US$0.099, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option of the Subsidiary Plan granted during the years ended 31 December 2016:

	2016	2015
Dividend yield (%)	—	—
Expected volatility	41.5%	36.0%
Risk-free interest rate	2.10%	1.01%
Expected life of share options	6 years	3 years

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments

Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure.

The capital structure of the Group consists of net debt (debt as detailed in Note 31, Note 32, Note 33 and Note 34 offset by cash and cash equivalent) and equity of the Group.

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

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Debt(i)	3,025,283	1,414,943	1,289,227
Cash and cash equivalent	(2,126,011)	(1,005,201)	(603,036)
Other financial assets	(31,543)	(282,880)	(644,071)
Net debt	867,729	126,862	42,120
Equity	5,403,227	4,190,255	3,307,722
Net debt to equity ratio	16.1%	3.0%	1.3%

(i)	Debt is defined as long-term and short-term borrowings (excluding derivatives), convertible bonds, short-term and medium-term note, and bonds payables as described in Note 31, Note 32, Note 33 and Note 34.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•	forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•	interest rate swaps to mitigate the risk of rising interest rates; and

•	cross-currency interest rate swap contracts to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2016, 2015 and 2014.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	112,827	76,462	2,488	39,619	33,968	480
JPY	41,976	5,553	7,560	35,237	2,986	606
RMB	2,714,492	586,931	221,336	1,633,433	909,497	1,148,146
Others	27,083	14,127	4,684	3,860	2,529	1,100

Foreign currency sensitivity analysis

The Group is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

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

	EUR			JPY			RMB			Others
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(3,660)	(2,125)	(100)	(355)	(128)	(366)	(6,611)	16,128	48,780	(1,222)	(580)	(190)
Equity	(3,660)	(2,125)	(100)	(355)	(128)	(366)	(6,611)	16,128	48,780	(1,222)	(580)	(190)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy EUR
Less than 3 months	—	1.0895	—	—	39,192	—	—	42,872	—	—	172	—

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Cross currency swap contracts

It is the policy of the Group to enter into cross currency swap contracts to protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding debt denominated in a currency other than the US dollar.

In 2016, 2015 and 2014, the Group entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB5,447 million (approximately US$785.2 million), RMB480 million (approximately US$74.0 million) and nil, respectively. The Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts. As of December 31, 2016, the Group had outstanding cross currency swap contracts with notional amounts of RMB5,927 million (approximately US$854.4 million) (as of December 31, 2015: US$74.0 million and 2014: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Foreign currency risk management (continued)

Cross currency swap contracts (continued)

The cross currency swap contracts were designated as hedging instrument of cash flow hedges since October 2016. Any gains or losses arising from changes in fair value of cross currency swap contracts are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

During the year, US$15.0 million loss of fair value change of cross currency swap was recognized in other gains or losses, net (2015: US$1.3 million loss and 2014: nil). The following foreign-exchange related amounts of cash flow hedges were recognized in profit or loss and other comprehensive income or loss:

Year ended
12/31/16
USD’000
Total fair value losses included in other comprehensive loss	(66,861)
Reclassified from other comprehensive loss to offset foreign exchange gains	32,234
Other comprehensive loss on cash flow hedges recognized during the year	(34,627)

The following table details the cross currency swap contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
3 months to 1 year	6.6592	—	—	787,000	—	—	113,450	—	—	(6,348)	—	—
1 year to 5 years	6.5830	6.4360	—	5,140,000	480,000	—	740,954	73,966	—	(74,170)	(1,459)	—

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

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

A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2016 would decrease by US$0.5 million (2015: profit decrease by US$0.4 million and 2014: profit decrease by US$0.2 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

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

Apart from Customers A, B, C and D, four largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A, B, C and D did not exceed 5%, 3%, 3% and 2% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 1% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Group’s net sales and gross accounts receivable is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

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

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Interest-bearing bank and	Fixed	2.50%	130,728	6,729	131,474	384,382	653,313
other borrowings	Floating	2.62%	6,039	67,347	785,059	4,781	863,226
Convertible bonds		2.78%–3.79%	393,200	—	450,000	—	843,200
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Short-term notes		2.99%	—	90,465	—	—	90,465
Finance lease payables		3.68%	382	1,147	6,118	—	7,647
Trade and other payables			915,840	1,353	21,706	1,654	940,553
			1,446,189	167,041	2,120,519	390,817	4,124,566

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Interest-bearing bank and	Fixed	1.69%	42,963	—	149,253	238,831	431,047
other borrowings	Floating	4.98%	—	71,944	158,744	—	230,688
Convertible bonds		2.78%–3.79%	—	404,000	—	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			920,426	28,508	5,350	93,482	1,047,766
			963,389	504,452	813,347	332,313	2,613,501

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Interest-bearing bank and	Fixed	2.54%	39,075	77,099	—	—	116,174
other borrowings	Floating	6.13%	—	48,408	287,596	—	336,004
Convertible bonds		2.78%–3.79%	—	—	404,000	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			727,589	744	3,492	62,536	794,361
			766,664	126,251	1,195,088	62,536	2,150,539

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

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

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Trade and other receivables		645,822	—	—	—	645,822
Cash and cash equivalent, restricted cash & short-term investments	1.19%	2,000,717	480,379	21,125	—	2,502,221
Available for sale financial assets		—	—	—	21,966	21,966
		2,646,539	480,379	21,125	21,966	3,170,009

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Trade and other receivables		499,846	—	—	—	499,846
Cash and cash equivalent, restricted cash & short-term investments	2.12%	1,549,692	45,038	—	—	1,594,730
Available for sale financial assets		—	—	—	19,750	19,750
		2,049,538	45,038	—	19,750	2,114,326

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Trade and other receivables		456,388	—	—	—	456,388
Cash and cash equivalent, restricted cash & short-term investments	2.60%	1,309,979	45,484	—	—	1,355,463
Available for sale financial assets		—	—	—	15,081	15,081
		1,766,367	45,484	—	15,081	1,826,932

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The Group has access to short-term financing facilities as described in below section, of which US$1,873.8 million were unused at the end of the reporting period (2015: US$1,351.7 million and 2014: US$767.4 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

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

	Less than 1 month	1–3 months	3 months to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Net settled:
Cross currency swap contracts
— cash flow hedges	—	—	113,450	740,954	—

	Less than 1 month	1-3 months	3 months to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Net settled:
Foreign exchange forward contracts	42,872	—	—	—	—
Cross currency swap contracts	—	—	—	73,966	—
	42,872	—	—	73,966	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2016, 2015 and 2014:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		12/31/16
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	24,931	—	24,931
Available-for-sale investment	Quoted prices in active markets	4,713	—	—	4,713
Available-for-sale investment	Recent transaction price	—	—	16,067	16,067
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (0.51%), expected volatility (24.5%) and rate of return (10%).	—	—	32,894	32,894
Total		4,713	24,931	48,961	78,605
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	80,518	—	80,518
Finance lease payables	Discounted cash flow. Future cash flows are estimated based on forward exchange rates	—	7,057	—	7,057
Total		—	87,575	—	87,575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

40.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position(continued)

		12/31/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	172	—	172
Available-for-sale investment	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale investment	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	30,173	30,173
Total		3,300	257,755	45,346	306,401
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	1,459	—	1,459
Total		—	1,459	—	1,459

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	616,862	—	616,862
Available-for-sale investment	Recent transaction price	—	—	13,803	13,803
Total		—	616,862	13,803	630,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

41.	Business combination

On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry for an aggregate cash consideration of EUR49 million subject to adjustment. The acquisition was completed on July 29, 2016.

The assets and liabilities recognized as of July 29, 2016 as a result of the acquisition were as follows:

Fair value
USD’000
Property, plant and equipment	113,119
Intangible assets	8,088
Restrict cash	26,042
Other assets	5,590
Total non-current assets	152,839
Inventories	29,252
Prepayment and prepaid operating expenses	2,864
Trade and other receivables	34,186
Other financial assets	111
Cash and cash equivalent	18,987
Total current assets	85,400
Total Assets	238,239
Borrowings	71,654
Deferred tax liability	15,639
Other long-term liabilities	35,354
Total non-current liabilities	122,647
Trade and other payables	37,005
Borrowings	4,904
Accrued liabilities	1,635
Total current liabilities	43,544
Total Liabilities	166,191
Total identifiable net assets at fair value	72,048
Less: non-controlling interests	(21,615)
Goodwill on acquisition	3,933
Satisfied by cash	54,366

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

USD’000
Cash paid for acquisition	(54,366)
Other cash consideration	(37,837)
Cash and cash equivalent acquired	18,987
Net cash outflow	(73,216)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

41.	Business combination (continued)

For the purpose of business combination, the Company offered LFoundry a long–term loans, amounted to US$37.8 million, for the repayment of LFoundry’s debts.

Since the acquisition, LFoundry contributed US$87.4 million to the Group’s revenue and US$3.0 million to the consolidated profit for the year ended December 31, 2016.

Had LFoundry been consolidated from January 1, 2016, the consolidated statement of profit or loss would show pro-forma revenue of US$213.2 million and profit of US$0.9 million.

42.	Related party transactions

The names of the related parties which had transactions with the Group for the year ended December 31, 2016 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Holdings
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd and Leadcore Technology (Hong Kong) Co., Ltd (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd (“Datang Finance”)	A member of Datang Group
China IC Fund	A substantial shareholder of the Company
China Investment Corporation (“CIC”)	A substantial shareholder of the Company in the middle of 2015, which was interested in less than 5% of the share capital of the Company as at December 31, 2015
Country Hill	A wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC
Toppan	An associate of the Group
Brite Semiconductor Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group
Sino IC Leasing (Tianjin) Co., Ltd	An associate of the Group

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods			Sale of services
	Year ended			Year ended
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	14,146	12,885	12,340	—	—	—
Datang Semiconductor Co., Ltd	464	865	—	—	—	—
Leadcore	3,267	8,881	2,173	—	—	—
Toppan	—	—	—	3,481	3,699	4,486
Brite	31,506	31,379	31,444	—	—	—
China Fortune-Tech	—	—	—	65	60	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

42.	Related party transactions (continued)

Trading transactions (continued)

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	—	—	—	1,163
Toppan	8,869	7,996	1,345	856	3,516	22,726
Zhongxin Xiecheng	—	—	—	4	1,199	2,673
Brite	25	—	—	2,887	2,582	3,201
China Fortune-Tech	—	—	—	313	938	116
Datang Finance	—	—	—	15	—	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/16	12/31/15	12/31/14	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	360	—	—	—
Datang Semiconductor Co., Ltd	—	61	—	—	—	—
Datang Microelectronics Technology Co., Ltd	6,354	5,338	5,642	—	—	—
Leadcore	—	1,948	619	—	3,667	7
Toppan	615	317	387	2,414	1,148	2,739
Brite	6,507	5,661	3,772	279	141	700
China Fortune-Tech	38	40	41	—	—	—

On February 18, 2014, the Company entered into a framework agreement with Datang Holdings (the “Framework Agreement”). Pursuant to the agreement, the Group and Datang Holdings (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement was two years. The pricing for the transactions contemplated under the agreement was determined by reference to reasonable market price.

On June 8, 2015, the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund. Please refer to Note 28 for details.

On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. Please refer to Note 28 for details.

On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company. Please refer to Note 28 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

42.	Related party transactions (continued)

Trading transactions (continued)

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

In December 2016, there were two financing arrangements in consideration of US$249.2 million entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing Co., Ltd, an associate of the Group) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

Capital contribution

In June 2016, China IC Fund made a capital contribution of US$636 million into the registered capital of SMNC. Please refer to Note 19 for details.

In September 2016, China IC Fund made another capital contribution of US$50 million into the registered capital of SJ Jiangyin. Please refer to Note 19 for details.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended 12/31/16	year ended 12/31/15	year ended 12/31/14
	USD’000	USD’000	USD’000
Short-term benefit	4,921	4,731	4,593
Share-based payments	2,762	2,618	2,535
	7,683	7,349	7,128

The remuneration of key management personnel is determined by the Compensation Committee having regard to the Group’s profitability, business achievement, individual performance and market trends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

42.	Related party transactions (continued)

Arrangements/contracts for sale of self-developed living quarter unit

In 2016, the Group entered into arrangement/contracts with one of directors of the Company for sale of self-developed living quarter unit and the amount of the consideration is approximately US$1.0 million. The transaction was not completed as of the date of this annual report.

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million. Within which two transactions amounted to US$1.6 million were completed and other two transactions were not completed as of the date of this annual report.

43.	Commitments for expenditure

Purchase commitments

As of December 31, 2016, 2015 and 2014, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2017.

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Commitments for the facility construction	239,759	165,274	211,696
Commitments for the acquisition of property, plant and equipment	800,597	1,146,275	292,867
Commitments for the acquisition of intangible assets	5,491	29,392	14,109
	1,045,847	1,340,941	518,672

44.	Financial information of parent company

(i)	Statement of profit or loss

	Year ended
	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Revenue	-	-	-
General and administration expenses	(50,739)	(51,682)	(54,544)
Loss from operations	(50,739)	(51,682)	(54,544)
Interest income	1,154	474	1,077
Finance costs	(24,194)	(12,477)	(12,405)
Foreign exchange gains or losses	(15,269)	(2,848)	(21,791)
Share of profits of subsidiaries	477,510	321,199	237,886
Share of profits of associates	1,455	322	1,894
Other gains or losses, net	(13,287)	(1,577)	852
Profit before tax	376,630	253,411	152,969
Income tax expense	-	-	-
Profit for the year	376,630	253,411	152,969
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(18,131)	(8,185)	(324)
Change in value of available-for-sale financial assets	798	447	-
Cash flow hedges	(34,627)	-	-
Other	1	130	-
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	1,520	130	-
Total comprehensive income for the year	326,191	245,803	152,645

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

44.	Financial information of parent company (continued)

(ii)	Statement of financial position

	12/31/16	12/31/15	12/31/14
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	89,404	30,123	10,244
Intangible assets	91,225	108,897	133,117
Investment in subsidiaries	4,333,604	3,312,113	2,732,011
Investments in associates	114,966	56,080	28,692
Other assets	530,566	575,489	623,000
Total non-current assets	5,159,765	4,082,702	3,527,064
Current assets
Prepayment and prepaid operating expenses	671	633	641
Trade and other receivables	933,465	450,224	312,760
Other financial assets	3,000	15,000	12,000
Cash and cash equivalent	317,873	115,726	55,600
Total current assets	1,255,009	581,583	381,001
Total assets	6,414,774	4,664,285	3,908,065
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 5,000,000,000 shares authorized, 4,252,922,259, 4,207,374,896 and 3,585,609,617 shares issued and outstanding at December 31, 2016, 2015 and 2014	17,012	16,830	14,342
Share premium	4,950,948	4,903,861	4,376,630
Reserves	93,563	96,644	98,333
Accumulated deficit	(910,849)	(1,287,479)	(1,540,890)
Total equity	4,150,674	3,729,856	2,948,415
Non-current liabilities
Borrowings	72,077	—	—
Convertible bonds	395,210	—	379,394
Bonds payable	494,909	493,207	491,579
Medium-term notes	214,502	—	—
Other financial liabilities	60,610	—	—
Other liabilities	2,560	2,080	—
Total non-current liabilities	1,239,868	495,287	870,973
Current liabilities
Trade and other payables	523,849	33,445	18,391
Borrowings	—	—	61,221
Convertible bonds	391,401	392,632	—
Short-term notes	86,493	—	—
Accrued liabilities	19,570	11,606	9,065
Other financial liabilities	2,919	1,459	—
Total current liabilities	1,024,232	439,142	88,677
Total liabilities	2,264,100	934,429	959,650
Total equity and liabilities	6,414,774	4,664,285	3,908,065

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

44.	Financial information of parent company (continued)

(iii)	Statement of changes in equity

			Equity-settle	Foreign	Change in value of available-	Convertible	Defined
	Ordinary	Share	employee benefits	currency translation	for-sale financial	bonds equity	benefit plan	Cash flow		Accumulated	Total
	shares	premium	reserve	reserve	assets	reserve	reserve	hedges	Others	deficit	equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2013	12,845	4,089,846	55,177	4,553	—	15,210	—	—	—	(1,693,859)	2,483,772
Profit for the year	—	—	—	—	—	—	—	—	—	152,969	152,969
Other comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	—	(324)
Total comprehensive loss for the year	—	—	—	(324)	—	—	—	—	—	152,969	152,645
Issuance of ordinary shares	1,411	268,362	—	—	—	—	—	—	—	—	269,773
Exercise of stock options	86	18,422	(9,025)	—	—	—	—	—	—	—	9,483
Share-based compensation	—	—	18,388	—	—	—	—	—	—	—	18,388
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	—	—	—	14,354
Subtotal	1,497	286,784	9,363	—	—	14,354	—	—	—	—	311,998
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	(1,540,890)	2,948,415
Profit for the year	—	—	—	—	—	—	—	—	—	253,411	253,411
Other comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	—	(7,608)
Total comprehensive income (losses) for the year	—	—	—	(8,185)	447	—	—	—	130	253,411	245,803
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	18,088
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	535,638
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	130	(1,287,479)	3,729,856
Profit for the year	—	—	—	—	—	—	—	—	—	376,630	376,630
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	—	(50,439)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	1	376,630	326,191
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	13,838

Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	52,935
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	94,627
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	131	(910,849)	4,150,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

44.	Financial information of parent company (continued)

(iv)	Statement of cash flow

	Year ended 12/31/16	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000	USD’000
Operating activities
Profit for the year	376,630	253,411	152,969
Adjustments for:
Amortization of intangible assets and land use right	30,678	30,780	29,566
Depreciation of property, plant and equipment	8,062	4,046	2,225
Expense recognized in respect of equity-settled share-based payments	1,940	5,169	18,388
Finance costs	24,194	12,477	12,405
Interest income recognized in profit or loss	(1,154)	(474)	(1,077)
Net loss arising on financial liabilities at fair value through profit or loss	13,182	1,459	—
Net loss (gain) on foreign exchange	5,982	184	(746)
Share of profit of investment using equity method	(478,965)	(321,521)	(239,780)
	(19,451)	(14,469)	(26,050)
Operating cash flows before movements in working capital:
(Increase) decrease in trade and other receivables	(1,727)	465	(111)
(Increase) decrease in prepaid operating expenses	(57)	8	(2,514)
Decrease in other assets	777	—	—
Increase (decrease) in trade and other payables	1,354	7,550	(11,356)
Increase (decrease) in accrued liabilities and other liabilities	2,818	2,541	(5,416)
Cash used in operations	(16,286)	(3,905)	(45,447)
Interest paid	(16,149)	(21,536)	(2,406)
Interest received	1,135	474	1,077
Net cash used in operating activities	(31,300)	(24,967)	(46,776)
Investing activities
Payments to acquire financial assets	(6,000)	(12,000)	(12,000)
Proceeds on sale of financial assets	18,000	9,000	—
Investment in subsidiaries	(550,426)	(280,658)	(204,103)
Investment in associates	(63,796)	—	—
Cash from disposal of investment	—	—	2,699
Payments for property, plant and equipment	(52,445)	—	—
Payments for intangible assets	(11,526)	(4,480)	(10,000)
Proceeds from disposal of available-for-sale investment	146	—	—
Change in restricted cash relating to investing activities	—	—	29,130
Cash paid for subsidiaries	(437,437)	(137,929)	(274,327)
Net cash used in investing activities	(1,103,484)	(426,067)	(468,601)
Financing activities
Proceeds from borrowings	76,006	21,912	103,684
Repayment of borrowings	—	(83,133)	(176,266)
Proceeds from issuance of new shares	—	508,807	270,180
Proceeds from issuance of convertible bonds	441,155	—	203,763
Proceeds from issuance of corporate bonds	—	—	492,315
Proceeds from issuance of short-term and medium-term notes	314,422	—	—
Proceeds from exercise of employee stock options	17,610	8,743	9,483
Cash received (paid for) from subsidiaries	487,050	55,015	(495,288)
Net cash from financing activities	1,336,243	511,344	407,871

Net increase (decrease) in cash and cash equivalent	201,459	60,310	(107,506)
Cash and cash equivalent at the beginning of the year	115,726	55,600	162,360
Effects of exchange rate changes on the balance of cash held in foreign currencies	688	(184)	746
Cash and cash equivalent at the end of the year	317,873	115,726	55,600

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

44.	Financial information of parent company (continued)

(v)	Retrospective adjustment

As a result of adoption of the Amendment to IAS 27, the Company made retrospective adjustment on Investments in subsidiary and reserves in separate financial statements (Note 2(a))

A reconciliation of the reserve in preceding year’s audited separate financial statements and the retrospective one in the comparative information of current year’s separate financial statements is as follows:

	Before retrospective adjustment	Adoption of the Amendment to IAS 27	After retrospective adjustment
	USD’000	USD’000	USD’000
Balance at December 31, 2013	2,408,888	74,884	2,483,772
Profit (loss) for the year	(86,811)	239,780	152,969
Other comprehensive loss for the year	—	(324)	(324)
Total comprehensive income (loss) for the year	(86,811)	239,456	152,645
Issuance of ordinary shares	269,773	—	269,773
Exercise of stock options	9,483	—	9,483
Share-based compensation	18,388	—	18,388
Recognition of equity component of convertible bonds	14,354	—	14,354
Subtotal	311,998	—	311,998
Balance at December 31, 2014	2,634,075	314,340	2,948,415
Profit (loss) for the year	(68,110)	321,521	253,411
Other comprehensive loss for the year	—	(7,608)	(7,608)
Total comprehensive income (loss) for the year	(68,110)	313,913	245,803
Issuance of ordinary shares	508,807	—	508,807
Exercise of stock options	8,743	—	8,743
Share-based compensation	18,088	—	18,088
Subtotal	535,638	—	535,638
Balance at December 31, 2015	3,101,603	628,253	3,729,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016

45.	Subsequent events

(i)	Redemption of Zero Coupon Convertible Bonds

The Company exercised its right to redeem the US$200 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds will be carried out. The Company has arranged for the delisting of the Bonds from the Singapore Exchange Securities Trading Limited.

(ii)	Approval for the Disposal Agreement and the Subscription Agreement between Siltech Shanghai and JCET

On March 1, 2017, the Company was notified by JCET that CSRC has granted conditional approval for the Disposal Agreement and the Subscription Agreement (the “Conditional Approval”). Completion of the Disposal Agreement and the Subscription Agreement is subject to the satisfaction of conditions in the Conditional Approval. As of the date of this report, the related conditions have not been satisfied.

46.	Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 27, 2017.

Annex A

GLOSSARY OF TECHNICAL TERMS

ASIC/ASSP	Application Specific Integrated Circuit/Application Specific Standard Parts. ASICs/ASSPs are designed to provide a very specific function for a specific application in any one of the six application markets: computing, communications, consumer, automotive and industrial. ASICs include both standard catalogue products, standard and customized/application-specific logic ICs.

Analog PDs

Analog PhotoDiodes. Using PN junction in a silicon device stack as light detector, transforming light into electrical signals. Analog PDs do not have CMOS circuitry included, thus the main functionality is the transformation of the light into electrical signal. Post processing of the signal is done in a separate semiconductor device.

BCD	Bipolar-CMOS-DMOS. CMOS technology with embedded high voltage devices - LDMOS (laterally diffused metal oxide semiconductor) - for high output power with a corresponding drain to source breakdown voltage up to 40 volts and above, applicable for power management products.

Cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

CIS	CMOS Image Sensor. CIS can be used in applications such as still and video cameras and embedded cameras in mobile telephones. It is a fast growing imaging sensor technology. The fabrication of CIS is fully compatible with the mainstream CMOS process, which enables system-on-chip capability, low power consumption and low cost of fabrication.

Clean room	Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

eEEPROM	Embedded Electrically Erasable Programmable Read-Only Memory is a type of embedded Non-Volatile Memory that has similar function as an EEPROM, but in generally is embedded in a system or in a controller IC or SoC

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

EPROM	Erasable Programmable Read-Only Memory. A form of PROM that is programmable electrically yet erasable using ultraviolet light.

A-1

FinFet	Fin Field Effect Transistors (FinFET) are self-aligned multi-gate devices with a conventional CMOS process. It allows extending the gate scaling beyond the planar transistor limits with 3d shape above the substrate. FinFET's conducting channel is wrapped by a thin silicon "fin", which forms the body of the device. The thickness of the "fin" will determine the effective channel length of the device. FinFET greatly reduces the leakage currents and enables the use of lower threhold voltages and results better performance and power savings.

Flash memory	A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

Gold Bumping	The fabrication process of forming gold bump termination electrodes on a finished wafer.

High-K Metal Gate (HKMG)	High-k Metal Gate (HKMG) is referring to High-k dielectrics, used in semiconductor manufacturing process with metallic gate, generally replaces a silicon dioxide gate dielectric or another dielectric layers of a device. HKMG allows the increase of gate capacitance without the associated leakage effects.

High voltage semiconductor	High voltage semiconductors are semiconductor devices that can drive relatively high voltage potential to systems that require higher voltage of between five volts to several hundred volts.

HybridBonding	Wafer-to wafer bonding with electrical interconnect. The wafer surfaces are planarized, then aligned and bonded together at room temperature on their top surface directly connecting the metal interconnects during low temperature anneal step.

IDM	Integrated Device Manufacturer.

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

Interconnect	Conductive materials such as aluminum doped polysilicon or copper that form the wiring circuitry to carry electrical signals to different parts of the chip.

IPD	Integrated Passive Devices. IPDs are generally fabricated using standard wafer fab technologies such as thin film and photolithography processing. IPDs can be designed as flip chip mountable or wire bondable components and the substrates for IPDs usually are thin film substrates like silicon, alumina or glass.

I/O	Inputs/Outputs.

Logic device	A device that contains digital integrated circuits that perform a function rather than store information.

Mask	A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

MCU	Microcontroller Unit. Includes a central processing unit, program memory, read/write data memory and some I/O capability. May include EEPROM, Flash and/or other types of memory embedded inside.

A-2

Memory	A device that can store information for later retrieval.

MEMS	Micro-Electro-Mechanical Systems.

Micro-display	A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12-inch to 60- inch viewing area.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MPU	Microprocessors (MPUs). MPU includes an instruction decoder, ALU, registers and additional logic for fetching instructions, executing instructions and manipulating data. Computer MPU; Embedded MPU; General Purpose MPUs.

MPW	Multi-Project Wafer integrates numbers of different integrated circuit designs from various parties onto one single wafer in order for these parties to share mask and wafer resources to reduce cost and to produce in low quantities.

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

NFC	Near-field communication, a set of communication protocols that enable two electronic devices to establish communication by bringing them within a short distance of each other.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

PolySiON	Polycrystalline silicon oxygen nitride (PolySiON) is referrring to semiconductor manufaturing process with CMOS technology using conventional poly gate and silicon oxygen nitride gate dielectrics.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

RFID	Radio Frequency Identification. Radio-frequency identification (RFID) is the use of a wireless non-contact system that uses radio-frequency electromagnetic fields to transfer data from a tag attached to an object. RFID's frequency bands ranges from (125kHz~135kHz) (13.56MHz), and (860MHz~960MHz).

A-3

RF-FEM	Radio Frequency Front End Module. RF-Front End Module, a generic term for all the circuitry between the antenna and the first intermediate frequency (IF) stage. It consists of all the components in the receiver that process the signal at the original incoming radio frequency (RF), before it is converted to a lower intermediate frequency (IF). RF-FEM can consist of the combination of Tuner, Switch, PA, Filter, Transceivers related devices.

RF PA	Radio Frequency Power Amplifier. Primarily referring to CMOS-based Power Amplifier which increases radio signal frequencies in radio communications.

RF Tx/Rx	Radio Frequency Transceiver. Referring to Transmitter, Receiver, or both functions in one common circuitry as a Transceiver.

ROM	Read-Only Memory. See “Mask ROM” above.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor	An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

SoC	System on Chip. A system on a chip or system on chip (SoC or SOC) is an integrated circuit (IC) that integrates all components of a computer, communication or other electronic system into a single chip. It may contain digital, analog, mixed-signal, and often radio-frequency functions—all on a single chip substrate.

Solder bumping	The fabrication processes of forming solder bump termination electrodes, which are elevated metal structures, or lead free bump termination electrodes.

SPAD	Single Photon Avalanche Diode. technology processes between 110 to 150nm specifically setup for SPAD device designs. SPAD devices produces on silicon wafers are solid-state photodetectors in which a photon-generated carrier can trigger an avalanche current due to the impact ionization mechanism. Such device is able to detect low-intensity signals (down to the single photon) and to signal the arrival times of the photons within a few tens of picoseconds

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off. Wafer A thin, round, flat piece of silicon that is the base of most integrated circuits.

A-4