Form 20-F
period 2017-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2018-04-27
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1‑31994

Semiconductor Manufacturing International Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203

(Address of principal executive offices)

Mr. Gao Yonggang, Chief Financial Officer

Telephone: (8621) 3861‑0000

Facsimile: (8621) 3895‑3568

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

1The par value of the ordinary share of the Company was US$0.0004 each before December 7, 2016 and US$0.004 each after December 7, 2016.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.

As of December 31, 2017, there were 4,916,106,889 ordinary shares, par value US$0.004 per share, outstanding, of which 12,328,021 ordinary shares were held in the form of 61,640,105 American Depositary Shares (“ADSs”). Each ADS represents 5 ordinary shares.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b‑2 of the Securities Exchange Act of 1934 (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

*Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, Inc.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to American Depositary Shares;
•	“Average selling price of wafers” refers to simplified average selling price which is calculated as total revenue divided by total shipments;
•	“BGN” are to Bulgarian Lev;
•	“Board” refers to our board of directors;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;
•	“Company,” “SMIC,” “Registrant,” “we,” “our” and “us” refers to Semiconductor Manufacturing International Corporation, a Cayman Islands company;
•	“Directors” refers to the members of the Board;
•	“EUR” refers to Euros;
•	“Global Offering” refers to the initial public offering of our ADSs and our ordinary shares, which was completed on March 18, 2004;
•	“Group” refers to SMIC and all of its subsidiaries;
•	“HK$” refers to Hong Kong dollars;
•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•	“JPY” are to Japanese Yen;
•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;
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

All references in this annual report to silicon wafer quantities are to 8‑inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12‑inch wafers to 8‑inch wafer equivalents is achieved by multiplying the number of 12‑inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer, 45 nanometer and 28 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies.

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

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.      Key Information

A.   Selected Consolidated Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with our audited consolidated financial statements, including the related notes, included elsewhere in this annual report.

	For the year ended December 31,
	2013	2014	2015	2016	2017
	(in US$ thousands, except for earnings per share, shares, and units)
Revenue	2,068,964	1,969,966	2,236,415	2,914,180	3,101,175
Cost of sales	(1,630,528)	(1,486,514)	(1,553,795)	(2,064,499)	(2,360,431)
Gross profit	438,436	483,452	682,620	849,681	740,744
Research and development expenses, net	(145,314)	(189,733)	(237,157)	(318,247)	(427,111)
Sales and marketing expenses	(35,738)	(38,252)	(41,876)	(35,034)	(35,796)
General and administration expenses	(138,167)	(139,428)	(213,177)	(157,371)	(197,899)
Other operating income, net	67,870	14,206	31,594	177	44,957
Profit from operations	187,087	130,245	222,004	339,206	124,895
Interest income	5,888	14,230	5,199	11,243	27,090
Finance costs	(34,392)	(20,715)	(12,218)	(23,037)	(18,021)
Foreign exchange gains or losses	13,726	(5,993)	(26,349)	(1,640)	(12,694)
Other gains or losses, net	4,010	18,210	55,611	(2,113)	16,499
Share of profit (loss) of investment accounted for using equity method	2,278	2,073	(13,383)	(13,777)	(9,500)
Profit before tax	178,597	138,050	230,864	309,882	128,269
Income tax (expense) benefit	(4,130)	(11,789)	(8,541)	6,552	(1,846)
Profit for the year	174,467	126,261	222,323	316,434	126,423
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	731	(324)	(8,185)	(19,031)	23,213
Change in value of available-for-sale financial assets	—	—	452	807	(2,381)
Cash flow hedges	—	—	—	(34,627)	35,143
Share of other comprehensive income of joint ventures accounted for using equity method	—	—	—	—	17,646
Others	—	—	130	1	(131)
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	—	—	—	1,520	(436)
Total comprehensive income for the year	175,198	125,937	214,720	265,104	199,477
Profit (loss) for the year attributable to:
Owners of the Company	173,177	152,969	253,411	376,630	179,679
Non-controlling interests	1,290	(26,708)	(31,088)	(60,196)	(53,256)
	174,467	126,261	222,323	316,434	126,423
Total comprehensive income (loss) for the year attributable to:
Owners of the Company	173,908	152,645	245,803	326,191	251,135
Non-controlling interests	1,290	(26,708)	(31,083)	(61,087)	(51,658)
	175,198	125,937	214,720	265,104	199,477
Earnings per share*
Basic	$0.05	$0.05	$0.07	$0.09	$0.04
Diluted	$0.05	$0.04	$0.06	$0.08	$0.04
Shares issued and outstanding*	3,211,230,710	3,585,609,617	4,207,374,896	4,252,922,259	4,916,106,889

Financial Ratio
Gross margin	21.2%	24.5%	30.5%	29.2%	23.9%
Net margin	8.4%	6.4%	9.9%	10.9%	4.1%

Operating Data
Wafers shipped (in unit)	2,574,119	2,559,245	3,015,966	3,957,685	4,310,779

*The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”).

	As of December 31,
	2013	2014	2015	2016	2017
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,528,834	2,995,086	3,903,818	5,687,357	6,523,403
Intangible assets	215,265	207,822	224,279	248,581	219,944
Investments in associates	29,200	57,631	181,331	240,136	758,241
Total non-current assets	2,960,151	3,471,120	4,525,297	6,431,525	7,749,467
Inventories	286,251	316,041	387,326	464,216	622,679
Trade and other receivables	379,361	456,388	499,846	645,822	616,308
Other financial assets	240,311	644,071	282,880	31,543	683,812
Restricted cash - current	147,625	238,051	302,416	337,699	336,043
Cash and cash equivalents	462,483	603,036	1,005,201	2,126,011	1,838,300
Total current assets	1,563,241	2,298,259	2,590,050	3,683,753	4,168,984
Total assets	4,523,392	5,769,379	7,115,347	10,115,278	11,918,451
Total non-current liabilities	991,673	1,311,416	1,157,901	2,731,151	3,290,337
Total current liabilities	938,537	1,150,241	1,767,191	1,980,900	1,906,779
Total liabilities	1,930,210	2,461,657	2,925,092	4,712,051	5,197,116
Non-controlling interest	109,410	359,307	460,399	1,252,553	1,488,302
Total equity	2,593,182	3,307,722	4,190,255	5,403,227	6,721,335

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

Our profit totaled US$126.4 million in 2017 and US$316.4 million in 2016. After the share premium reduction to eliminate the accumulated losses of US$910.8 million approved on June 23, 2017, we have net retained earnings of US$187.0 million attributable to owners of the Company as of the end of 2017. We may not be able to maintain or increase profitability on an annual or quarterly basis, primarily because our business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of maintaining or increasing profitability.

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

The terms of certain existing loan agreements entered into by members of the Group contain, and certain future indebtedness of the Group would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on the Group, including restrictions on the ability of members of the Group to, among other things:

•	pay dividends;
•	repay outstanding shareholder loans and provide loans to subsidiaries; and

•	consolidate, merge, sell or otherwise dispose of any of our assets under certain conditions.

In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants (see “Item 5.B — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Bank borrowing” for details). The Group’s ability to meet such financial ratios and other covenants can be affected by various events, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the terms and conditions of the loan agreement.

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

Our success depends on the continued service of our key management team members, and in particular, Dr. Zhou Zixue, Chairman of our Board and Executive Director, Dr. Zhao HaiJun, Co-Chief Executive Officer and Executive Director as well as Dr. Liang Mong Song, Co-Chief Executive Officer and Executive Director. We do not carry full key person insurance. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations. As a result, our operations and the growth of our business could be seriously harmed.

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

Our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Moreover, since our cost of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customers’ demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which could have an adverse effect on our business and results of operations.

Our sales cycles can be long, which could adversely affect our short-term operating results and cause our long- term income stream to be unpredictable.

Our sales cycles, which is measured as the time between our first contact with a particular customer and the first shipment of product orders to such customer, vary substantially and can last as long as one year or more, particularly for new technologies. Sales cycles to IDM customers typically are relatively longer since they usually require our engineers to become familiar with the customer’s proprietary technology before production can commence. In addition, even after we make the initial product shipments, it may take the customer several more months to reach full production of that product using our foundry services. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. Orders ultimately received may not be in accordance with our expectations and cause our long-term income stream to be unpredictable.

If we do not consistently anticipate trends in technology development, we will not be able to maintain or increase our business and operating margins.

The semiconductor industry is developing rapidly and the related technologies are constantly evolving. We must be able to anticipate the trends in technology development and rapidly develop and implement new and innovative technologies that our customers require to produce sufficiently advanced products at competitive prices and within the time window of market opportunities. To do this, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources based on forecasts. If there is large variation between our forecasts and the actual outcome, our long- term investments will not yield satisfactory results and our business and operations will be adversely affected.

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

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended December 31, 2016 and 2017, our five largest customers accounted for 54.6% and 51.4% of our total sales, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2017, our capital expenditures totaled approximately US$2.5 billion and we currently expect our capital expenditures for foundry operations in 2018 to total approximately US$1.9 billion, subject to adjustment based on market conditions. We also have budgeted approximately US$47.7 million as the 2018 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditures requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing, as our issuance of ordinary shares and perpetual subordinated convertible securities in 2017. Our ability to obtain external financing is subject to a variety of uncertainties, including:

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

We spent approximately US$1,572.7 million, US$2,694.7 million and US$2,487.9 million to construct, equip and ramp up our fabs in 2015, 2016 and 2017, respectively. We plan to increase our production capacity through expansion of existing production sites, such as Semiconductor Manufacturing International (Shanghai) Corporation  (“SMIS” or “SMIC Shanghai”), Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”), Semiconductor Manufacturing International (Tianjin) Corporation  (“SMIC Tianjin”), Semiconductor Manufacturing International (Shenzhen) Corporation, ("SMIC Shenzhen" or "SMIZ"), all of which are our wholly-owned subsidiaries, as well as Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”), our majority-owned subsidiary in Beijing and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”), our majority-owned bumping facility in Jiangyin. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

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

The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”), United Microelectronics Corporation (“UMC”), and Global Foundries, as well as the foundry services offered by some IDMs, such as Fujitsu Limited and Samsung Electronics Co. Ltd. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. While different players in the wafer foundry market may compete on factors such as technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, yields, customer service and price, we seek to compete on the basis of process technology capabilities, performance, quality, service and price. The level of competition differs according to the process technology involved. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and is currently building a wholly-owned 12‑inch wafer manufacturing facility and a design service center in Nanjing. UMC has its majority- owned 8‑inch fab in Suzhou and has a 12‑inch joint venture fab in Xiamen. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

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

The semiconductor industry is capital-intensive and requires investment in advanced equipment that is available from a limited number of manufacturers. The market for equipment used in semiconductor foundries is characterized, from time to time, by significant demand, limited supply and long delivery cycles. Our business plan depends upon our ability to obtain our required equipment in a timely manner and at acceptable prices. Therefore, we invest in advanced equipment based on advance forecasts of demand. During times of significant demand for the types of equipment we use, lead time for delivery can be one year. Shortages of equipment could result in an increase in equipment prices and longer delivery time. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition, and results of operations.

We expect to have an ongoing need to obtain licenses for the proprietary technology of others, which subjects us to the payment of license fees and potential delays in the development and marketing of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As of December 31, 2017, we had been granted 7,713 patents worldwide, of which, 70 were in Taiwan, 954 were in the U.S., 6,665 were in China and 24 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued many more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to obtain license necessary for using technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors. We expect there is no group of important patents set to expire in 2018 or 2019.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry partly due to our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

There is frequent intellectual property litigation in our industry, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters. In some cases, a company attempts to avoid or settle litigation on favorable terms if it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a favorable bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we obtain license pursuant to such agreements infringe third party intellectual property rights. We could be sued for infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be prohibited from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of loss of such lawsuit, we may be required to pay substantial monetary damages and be enjoined from further production or sale of such products. Please refer to our historical litigation with TSMC on page 18 for details.

If we are unable to maintain relationships with certain technology partners or are unable to enter into new technology alliances on a timely basis, we may not be able to continue providing our customers with leading edge process technology, which could adversely affect our competitive position and operating results.

Enhancing our process technologies is critical to our ability to provide high quality services for our customers. One way to enhance our process technologies is the formation of technology alliances under which we expect to leverage our technology partners to advance our portfolio of process technologies to minimize development risk and shorten development cycle. We currently have joint technology development arrangements and technology sharing arrangements with several companies and research institutes. If we are unable to continue our technology alliances with these entities or maintain mutually beneficial terms on our other joint development arrangements, research and development alliances and other similar agreements or enter into new technology alliances with other leading developers of semiconductor technology, we may not be able to continue providing our customers with leading edge process technology on time, which could adversely affect our competitive position and operating results.

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

Fluctuations in the exchange rate of the Hong Kong dollar against the U.S. dollar will affect the U.S. dollar value of the ADSs, since our ordinary shares are listed and traded on the Hong Kong Stock Exchange and the price of such shares are denominated in Hong Kong dollars. While the Hong Kong government has continued to pursue a pegged exchange rate policy, with the Hong Kong dollar trading in the range of HK$7.7542 to HK$7.8267 per US$1.00 for 2017 we cannot assure you that this policy will be maintained. Exchange rate fluctuations also will affect the amount of U.S. dollars received upon the payment of any cash dividends or other distributions paid in Hong Kong dollars and the Hong Kong dollar proceeds received from any sales of ordinary shares. Therefore, such fluctuations could also adversely affect the value of our ADSs.

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

Internet security system breaches,  cyber-attacks and other disruptions could compromise our information and systems, which would cause our business and reputation to suffer.

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

Our tangible and intangible assets may be written down when impaired, any impairment charges may adversely affect our net income.

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

At the end of each reporting period, we are required to assess whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the impairment loss will be reversed up to the newly estimated recoverable amount, not to exceed the original value recorded. Goodwill impairment will not be reversed. As of December 31, 2017, the carrying amount of property, plant and equipment was US$6,523.4 million and the carrying amount of intangible assets was US$219.9 million.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies of which the stocks are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the applicable professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to regularly evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

On January 22, 2014, an initial administrative law decision, (“Initial Decision”), was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The accounting firms filed a Petition for review of the Initial Decision to the SEC.

On February 6, 2015, each of the Big Four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission (“the CSRC”). If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the accounting firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with the SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ADSs under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

On December 22, 2014, (i) SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”), one of our indirectly wholly-owned subsidiary;(ii) Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”); and (iii) China Integrated Circuit Industry Investment Fund Co. Ltd. (“China IC Fund”) entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC Ltd. (“STATS ChipPAC”), a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which were listed on the Singapore Exchange Securities Trading Limited before the acquisition. On June 18, 2015, according to the co-investment agreement, we invested US$102 million as a capital contribution for 19.6% ownership interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”), a company incorporated in Jiangsu province, China, which is accounted as an associate of the Group.

On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the disposal agreement and the subscription agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s board.

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

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers, almost all of which are sourced outside China. We currently purchase approximately 72.5% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead time for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

We outsource certain wafer manufacturing, assembly and testing services to third parties. Any delay or interruption in the provision of supplies and/or services could result in our inability to meet customers’ demand or fulfill contract terms, damage our reputation and customer relationships and adversely affect our business.

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

There is global concern that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have caused or will cause significant changes in weather patterns, including natural disasters. Such climate change creates risks, such as the physical risks of increased sea levels or extreme weather events, and the financial risks of causing adverse effects on our operations, financial condition, supply chain, increased manufacturing costs, or reduced demand for products believed to contribute to climate change.

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

On February 27, 2014, our wholly-owned subsidiary, SMIC Shanghai, established a wholly-owned investment fund in Shanghai which is called China IC Capital Co., Ltd (the “Fund”). As of December 31, 2017, the Fund has a capital of RMB987.0 million, all funded by SMIC Shanghai. With an operating period of 15 years from the date of the issuance of its business license, the Fund is operated and managed by an equity investment management company named China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”), which was established by SMIC Shanghai and an independent third party on February 27, 2014. As of December 31, 2017, we held 30% ownership interest of China Fortune-Tech, which was accounted as investment in associates.

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

In addition, the Chinese government has provided and continued to provide, various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage the development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time, which would adversely affect our business and operating results.

We face uncertainty from PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers.

The State Administration of Taxation of PRC issued the Public Notice of the State Administrative of Taxation Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Circular No.7”) on February 3, 2015, which further regulates and enhances the administration of Corporate Income Tax (the "CIT") on indirect transfer of the ownership interest in a China Tax Resident Enterprise (the "TRE"), and other properties in China by non-TREs. Please be reminded that Circular No. 7 takes effect from its issuance date (February 3, 2015). And the unsettled tax matters before the effective date shall follow the instructions of Circular No. 7.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (the “PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. Dollar to Renminbi was set at 6.5342 on December 31, 2017 compared with 6.9370 on December 31, 2016 by the PBOC. The cumulative depreciation of the Renminbi against the U.S. dollar in 2017 was approximately 5.81%. There still remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of exchange rate of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile which could have an adverse effect on our business and operating results.

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

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended December 31, 2017, approximately 30.3% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these proceeds into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

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

We are a Cayman Islands holding company. Except for the majority-owned subsidiary in Italy in which we acquired its 70% ownership interest on July 29, 2016, most of our operations are conducted through our Chinese operating subsidiaries, SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMIC New Technology Research & Development (Shanghai) Corporation, SMNC, and SJ Jiangyin. The ability of these Chinese subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with IFRS. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

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

Item 4.       Information on the Company

A.   History and Development of the Company

We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; telephone number: (86) 21‑ 3861‑0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1‑1104, Cayman Islands. Since March 18, 2004, we have been listed on the New York Stock Exchange under the symbol “SMI” and the Stock Exchange of Hong Kong under the stock code “0981.HK”. CT Corporation System is our agent in the United States of America and its address is 111 Eighth Avenue, New York, New York 10011, U.S.A.

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities, including facilities at Beijing, Shanghai, Tianjin and Shenzhen in China and at Avezzano in Italy (we acquired 70% of the ownership interest of LFoundry S.r.l, or LFoundry on July 29, 2016), with an aggregate capacity of up to 442,750  8‑inch wafer equivalents per month.

SMIC Shenzhen

SMIC Shenzhen, which is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits entered into mass production since the third quarter of 2015.

SMNC

SMNC, our majority-owned subsidiary in Beijing, is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits entered into mass production since the fourth quarter of 2015.

On May 10, 2016, the Company, SMIC Beijing, China IC Fund, Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (“Beijing Semi Fund”), Beijing Industrial Developing Investment Management Co., Ltd. (“IDIMC”) and Zhongguancun Development Group (“ZDG”) have agreed to amend the previous joint venture agreement through an amended joint venture agreement, pursuant to which: (i) the Company and SMIC Beijing’s outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will decrease from US$804.38 million to US$708.38 million, and their aggregate shareholding in SMNC, will decrease from 55% to 51%; and (ii) China IC Fund has agreed to make cash contribution of US$636 million into the registered capital of SMNC. The parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of SMNC from US$1.2 billion to US$2.4 billion. The capital contribution from China IC Fund was completed in June 2016.

On August 10, 2017, the Company, SMIC Beijing, SMIC Holdings Corporation, China IC Fund, Beijing Semi Fund, IDIMC, ZDG and Beijing E-Town International Investment & Development Co., Ltd (“E-Town Capital”) agreed to amend the previous joint venture agreement through the amended joint venture agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings Corporation have agreed to make further cash contribution of US$1,224 million into the registered capital of SMNC. The Company’s aggregate shareholding in SMNC will remain at 51%; (ii) China IC Fund has agreed to make further cash contribution of US$900 million into the registered capital of the Joint Venture Company. Its shareholding in the Joint Venture Company will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276 million into the registered capital of the Joint Venture Company representing 5.75% of the enlarged registered capital of the Joint Venture Company. The capital contribution is not completed as of the date of this annual report.

According to the joint venture agreements entered into by the Group and the non-controlling interest shareholders of SMNC, additional capital injection into SMNC was completed in 2015, 2016 and 2017. The additional capital injection from non-controlling interest shareholders amounted to US$61.9 million in 2015, US$754.1 million in 2016 and US$294.0 million in 2017, respectively.

SilTech Shanghai

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

On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the disposal agreement and the subscription agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s board.

SMIC New Technology Research & Development (Shanghai) Corporation

On June 23, 2015, Huawei, Qualcomm Global Trading Pte. Ltd. (“Qualcomm”), IMEC International (“IMEC”) and we jointly issued a press release in relation to the formation of SMIC Advanced Technology Research & Development (Shanghai) Corporation, an equity joint venture company renamed as SMIC New Technology Research & Development (Shanghai) Corporation in 2017. The joint venture company focused on research and development (“R&D”) towards next generation CMOS logic technology and is designed to build most advanced integrated circuit (IC) development R&D platform in China. SMIC is the major shareholder of  the joint venture company,  while Huawei, IMEC, and Qualcomm are minority shareholders. The current focus of the joint venture company is on developing 14nm logic technology.

LFoundry S.r.l.

On June 24, 2016, we, LFoundry Europe and Marsica entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and we agreed to purchase 70% of the corporate capital of LFoundry S.r.l. for an aggregate cash consideration of EUR49 million subject to adjustment. The acquisition was completed as of July 29, 2016.

Ningbo Semiconductor International Corporation

On October 14, 2016, Ningbo Semiconductor International Corporation (“NSI”) was jointly established by China IC Capital (the wholly-owned investment fund of SMIC), Ningbo Senson Electronics Technology Co., Ltd, and Beijing Integrated Circuit Design and Testing Fund with a registered capital of RMB355 million, equal to US$52.8 million. SMIC holds 66.76% of the ownership interest.

On March 22, 2018, NSI, SMIC Holdings and China IC Fund entered into the equity transfer agreement, pursuant to which SMIC Holdings has agreed to sell the equity Interest to China IC Fund. Upon the completion of the equity transfer, the shareholding of SMIC Holdings in NSI will decrease from approximately 66.76% to 38.59%, and NSI will cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. There is no gain or loss expected to accrue to the Company as a result of the equity transfer.

On March 23, 2018, NSI, SMIC Holdings, China IC Fund, Ningbo Senson Electronics Technology Co., Ltd, Beijing Integrated Circuit Design and Testing Fund, Ningbo Integrated Circuit Industry Fund and Infotech National Emerging Fund entered into the capital increase agreement, pursuant to which (i) SMIC Holdings has agreed to make further cash contribution of RMB565 million (approximately US$89.4 million) into the registered capital of NSI. Its shareholding in the Joint Venture Company will decrease from approximately 38.59% to approximately 38.57%; (ii) China IC Fund has agreed to make further cash contribution of RMB500 million(approximately US$79.2 million) into the registered capital of NSI. Its shareholding in NSI will increase from approximately 28.17% to approximately 32.97%. The all above parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion (approximately US$56.2 million to US$288.1 million).

Semiconductor Manufacturing South China Corporation

On December 1, 2016, Semiconductor Manufacturing South China Corporation (“SMSC”) was established by SMIC Holdings Corporation and SMIC Shanghai. On January 30, 2018, SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund entered into the joint venture agreement and the capital contribution agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the registered capital of SMSC in the amount of US$1.5435 billion, US946.5 million and US$800 million, respectively. As a result of the capital contribution: (i) the registered capital of SMSC will increase from US$210 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

SJ Semiconductor Corporation

SJ Semiconductor Corporation, a majority-owned 300mm bumping and probing factory in Jiangyin, entered into mass production in July 2016. Chip probing has been in production for mobile SoC, consumer and memory devices since April 2015. The products manufactured by SJ Semiconductor Corporation adopt most advanced technologies from early stage to mass production with high quality.

According to the joint venture agreements entered into by the Company and the non-controlling interest shareholders of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2015 and 2016. The additional capital injection from non-controlling interest shareholders amounted to US$60.0 million in 2015 and US$60.0 million in 2016, respectively.

Share Consolidation

On December 7, 2016, the Share Consolidation was effective on the basis that every ten authorized ordinary shares (whether issued or not) and preferred shares of US$0.0004 each in the existing share capital of the Company are consolidated into one ordinary share and preferred share of US$0.004 each, respectively.

Capital Expenditures

We spent approximately US$1,572.7 million, US$2,694.7 million and US$2,487.9 million to construct, equip and ramp up our fabs in 2015, 2016 and 2017, respectively. Currently, the planned capital expenditures in 2018 for foundry operations are approximately US$1.9 billion. See “Item 5. A — Operating and Financial Review and Prospects — Operating Results-Factors that Impact Our Results of Operations — Substantial Capital Expenditures.”

B.   Business Overview

We provide integrated circuit (“IC”) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, we have an international manufacturing and service base. In China, We currently have a 300mm wafer fabrication facility (“fab”) and a 200mm fab in Shanghai; a 300mm fab and 200mm fab in Shenzhen; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; a  200mm fab in Tianjin; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, we have a majority-owned 200mm fab in Italy.

We also have customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. The table below sets forth a summary of our current fabs:

	SMIC		SMIC	SMIC	SMIC
	Shanghai		Beijing	Tianjin	Shenzhen		SMNC	LFoundry
	200mm	300mm	300mm	200mm	200mm	300mm	300mm	200mm
Number and Type of fab	fab	fab	fab	fab	fab	fab	fab	fab
Wafer size	200mm	300mm	300mm	200mm	200mm	300mm	300mm	200mm
Current most advanced technology for volume production	0.11 micron	0.028 micron	0.055 micron	0.15 micron	0.11 micron	0.055 micron	0.028 micron	0.09 micron
Production, supporting, testing and maskshop clean room size	35,070m2	15,611m2	26,276m2	17,540m2	19,760m2	14,305m2	37,524m2	10,270m2

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

The following table sets forth the historical capacity and utilization rate of our wafer fabrication and facilities (all output and capacity data is provided as 8‑inch wafers or 8‑inch wafer equivalents per month):

Fab	2015	2016	2017
Wafer fabrication capacity as of year-end(1)
Shanghai 200mm Fab	100,000	108,000	109,000
Shanghai 300mm Fab	31,500	45,000	38,250
Beijing 300mm Fab	83,250	96,750	103,500
Tianjin 200mm Fab	43,000	45,000	50,000
Shenzhen 200mm Fab	13,000	31,000	30,000
Shenzhen 300mm Fab	—	—	6,750
Majority-Owned Beijing 300mm Fab	13,500	40,500	65,250
Majority-Owned Avezzano 200mm Fab	—	40,000	40,000
Total monthly wafer fabrication capacity as of year-end	284,250	406,250	442,750
Wafer Fabrication capacity utilization	100.7%	97.5%	86.7%

(1)	Conversion of 12‑inch wafers to 8‑inch wafer equivalents is achieved by multiplying the number of 12‑inch wafers by 2.25.

Our factories manufacture the following types of semiconductors:

•	Logic (including Baseband, Application Processor, SoC, Secure ICs, Display Driver IC, ASIC/ASSP, Flash Controller, Interface Controller, Timing Controller, Audio/Video IC and FPGA);
•	Mixed-Signal and RF (including RF Combo, Wi-Fi, Bluetooth, RFID, NFC, GPS, Zigbee, RF PA, RF-FEM, RF Tx/Rx, Fingerprint Sensor, Demodulator and Tuner IC);
•	Power IC (including BCD, Power Management IC, LED Driver IC , Quick Charging IC, Wireless Charging IC, Linear Regulators, and Switch Regulators);
•	Micro Processor (including MCU‑64/32/16/8‑bits, Touch Controller IC, Touch Display Driver IC, DSP, GPU and MPU);
•	Memory related (including SRAM, EEPROM, low-density NAND Flash, NOR Flash, eEEPROM and eFlash, OTP/MTP and etc.);
•	Optoelectronics (including FSI and BSI CIS - CMOS Image Sensor, 3D, SPAD, Analog PDs);
•	Other Sensors (including MEMS Microphone, Accelerometer, Gyroscope, Smart Sensors, IMU, Micro-display, and etc.);
•	Discrete (IGBT, IPD);
•	Others (including TSV, IPD, 3DIC, Hybrid Bonding and Bumping).

The following table sets forth a percentage breakdown of wafer sales by process technology for the years ended December 31, 2015, 2016 and 2017 and each of the quarters in the year ended December 31, 2017:

							For the year
	For the year ended		For the three months ended				ended
Process	December 31,		March 31,	June 30,	September 30,	December 31,	December 31,
Technologies	2015	2016	2017	2017	2017	2017	2017
			(based on sales in US$)

0.028 micron	0.13%	1.59%	5.00%	6.62%	8.83%	11.30%	7.97%

0.045 micron	15.84%	22.38%	20.00%	19.14%	20.56%	23.55%	20.85%

0.065 micron	24.31%	20.60%	22.03%	23.55%	20.22%	15.98%	20.38%

0.09 micron	4.13%	2.28%	1.34%	1.36%	1.38%	1.81%	1.48%

0.13 micron	10.51%	12.04%	15.36%	17.08%	8.12%	6.34%	11.64%

0.15 micron	0.61%	0.29%	0.30%	0.33%	6.24%	6.25%	3.32%

0.18 micron	41.09%	37.82%	33.37%	29.12%	31.59%	31.60%	31.45%

0.25 micron	0.23%	0.21%	0.21%	0.30%	0.24%	0.21%	0.24%

0.35 micron and above	3.15%	2.79%	2.39%	2.50%	2.82%	2.96%	2.67%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

Wafer Probing, Bumping, Assembly and Testing Services

We have our own probing facility in Shanghai that provides test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners. Our probing facility in Shanghai, China occupies a clean room space of 2,500 square meters, which is rated at Class 1000 cleanliness equipped with advanced testers, probers and laser repair machines. We have experienced engineers to provide test solution development, probe card fabrication, wafer probing, characterization and failure analysis services for most of eMemory, Logics, SoC, Mix-Signal, CIS and MEMS applications.

We also have a probing facility in Avezzano, Italy which occupies a clean room space of about 800 square meters rated at Class 100 cleanliness and equipped with advanced testers and probers to provide test solution development, probe card design, wafer probing, characterization and failure analysis services for most of eMemory, Logics, SoC, Mix-Signal and CIS applications.

In addition, we have a majority-owned 300mm bumping and probing factory in Jiangyin, which entered into mass production in July 2016. Chip probing has been in production for mobile SoC, consumer and memory devices since April 2015. Their products adopt most advanced technologies from early stage to mass production with high quality. We have established a network of partners that provide additional probing and bumping services, as well as assembly and testing services, to serve our customers. These partners, which include worldwide and domestic leading assembly and testing companies, have helped to enhance the range of services that we are able to offer to our customers.

Customers and Markets

We categorize our sales geographically based on the headquarters of customer operations instead of shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for 2015, 2016 and 2017:

	For the year ended December 31,
	2015		2016		2017
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
United States(2)	776,223	34.71%	858,858	29.47%	1,240,906	40.01%
Mainland China and Hong Kong	1,066,558	47.69%	1,447,427	49.67%	1,465,553	47.26%
Eurasia(1)	393,634	17.60%	607,895	20.86%	394,716	12.73%
Total	2,236,415	100.00%	2,914,180	100.00%	3,101,175	100.00%

(1)Europe and Asia Pacific excluding Mainland China and Hong Kong

(2)Presenting the revenue to those companies whose headquarters are in the United States, but ultimately selling products to their global customers.

The following table sets forth the breakdown of our operating revenue by product and service type for 2015, 2016 and 2017:

	For the year ended December 31,
	2015		2016		2017
Product and Service Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Sales of wafers	2,134,943	95.46%	2,803,819	96.21%	3,038,947	97.99%
Mask making, testing and others	101,472	4.54%	110,361	3.79%	62,228	2.01%
Total	2,236,415	100.00%	2,914,180	100.00%	3,101,175	100.00%

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. A significant portion of our sales is attributable to a relatively small number of our customers. For the year ended December 31, 2017, our five largest customers accounted for 51.4% of our total sales.

The following table sets forth a breakdown of our sales by application type for 2015, 2016 and 2017:

	For the year ended December 31,
	2015		2016		2017
Application Type	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing(1)	100,958	4.52%	122,451	4.20%	192,294	6.20%
Communication(2)	1,152,509	51.53%	1,390,716	47.72%	1,373,251	44.28%
Consumer(3)	806,862	36.08%	1,112,821	38.19%	1,158,313	37.35%
Auto/Industrial(4)	33,059	1.48%	112,713	3.87%	244,818	7.89%
Other	143,027	6.39%	175,479	6.02%	132,499	4.28%
Total	2,236,415	100.00%	2,914,180	100.00%	3,101,175	100.00%

(1)

“Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver, graphic processors and other components that are commonly used in desktop and notebook computers and peripherals.

(2)	“Communication” consists of integrated circuits used in both wired and wireless data communications and telecommunications applications.
(3)	“Consumer” consists of integrated circuits used for stand-alone DVD players, TV, set top box, game consoles, digital cameras, smart cards and toys.
(4)	“Auto/Industrial” consists of integrated circuits used for automotive control, infotainment, security/safety, industrial controller and power management.

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

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC has its own fab in Shanghai and currently builds a wholly-owned 12‑inch wafer manufacturing facility and a design service center in Nanjing. UMC has its majority-owned 8‑inch fab in Suzhou and has a 12‑inch joint venture fab in Xiamen. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

Business Seasonality

In general, semiconductor foundry business is subject to seasonal behavior patterns in which business normally would peak in the third quarter of a calendar year and bottom in the first quarter.

Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 28%, 30% and 27% of our manufacturing costs in 2015, 2016 and 2017, respectively.

The three largest components of raw material costs - raw wafers, chemicals and gases - accounted for approximately 34%, 27% and 9%, respectively, of our raw material costs in 2015, approximately 31%, 30% and 10%, respectively, of our raw material costs in 2016, and approximately 31%, 31% and 9%, respectively, of our raw material costs in 2017. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2017, we purchased approximately 72.5% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

For 2015, our largest and five largest raw materials suppliers accounted for approximately 10.4% and 39.0% respectively of our overall raw materials purchases. For 2016, our largest and five largest raw materials suppliers accounted for approximately 12.4% and 38.3% respectively of our overall raw materials purchases. For 2017, our largest and five largest raw materials suppliers accounted for approximately 13.8% and 38.3% respectively of our overall raw materials purchases. Our largest two raw materials suppliers were the same in last three years. Most of our materials are imported free of value-added tax and import duties due to concessions granted to our industry in China.

Electricity and Water

We use substantial amounts of electricity in our manufacturing process. This electricity is sourced from Pudong Electricity Corporation, Beijing Municipal Electricity Department, Tianjin Municipal Electricity Department, Shenzhen PanGuShi Municipal Electricity Department and Jiangyin Municipal Electricity Department for our facilities located in Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin, respectively. We maintain uninterrupted power supply systems and emergency back-up generators and other critical equipment and systems for emergencies.

The electricity for the Avezzano site is “self-produced” by a cogeneration plant owned by LFoundry inside the plant site. The cogeneration plant is connected to the external grid that is used as a backup in case of cogeneration plant shut down. Back up electricity is provided by Enel S.p.A.

The semiconductor manufacturing process also uses extensive amounts of fresh water. We source our fresh water for our Shanghai 200mm and 300mm fabs from Pudong Veolia Water Corporation Limited, for our Beijing 300mm fab from Beijing Waterworks Group Co. Ltd., for our Tianjin 200mm fab from the Tianjin Municipal Water Department, for our majority-owned Beijing 300mm fab from Beijing Bixing High Quality Regeneration Water Co. Ltd., for our Shenzhen 200mm and 300mm fabs from Grand Industrial Zone Water Company of Shenzhen, for our majority-owned Jiangyin 300mm bumping fab from Jiangsu Jiangnan Water Co. Ltd and for our Avezzano 200mm fab from Consorzio Acquedottistico Marsicano. Because Beijing and Tianjin are subject to potential water shortages in the summer, our fabs in Beijing and Tianjin are equipped with back-up reservoirs. Our fab located in Shenzhen is also equipped with back-up reservoirs and our fab in Avezzano uses internal well and reclaims water consumption as a back-up to avoid unpredictable water shortages. We have taken steps to reduce fresh water consumption in our fabs and capture rainwater for use at our Beijing and Tianjin facilities, and our water recycling systems in most of our fabs allow us to recycle up to 80% of the water used during the manufacturing process. The Beijing, Tianjin and Shenzhen sites are also equipped to use recycled/treated industrial waste water for non-critical operations.

Regulation

The integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.

Preferential Industrial Policies Relating to ICPEs (“Integrated Circuit Production Enterprises”)

ICPEs which are duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the production of single chip integrated circuits, multi-chip integrated circuits and hybrid integrated circuits, excluding the integrated circuit design enterprise.

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

SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential industrial policies described below.

Encouragement of Domestic Investment in ICPEs

Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment  (the “Interim Provisions”), issued by the State Council on December 2, 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment (the “Guidance Catalogue”), which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on March 27, 2011 and amended on February 16, 2013 ,March 10, 2015 and July 28, 2017, the Chinese government encourages (i) the design of integrated circuits, (ii) the fabrication of integrated circuits with a line width of less than 0.11 micron (including 0.11 micron) and (iii) the advanced packaging and testing of BGA, PGA, FPGA, CSP and MCM. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006, 2008 and 2012, as well as in the General Administration of Customs’ announcement on the relevant matters arising from the implementation of the Industrial Restructuring Guidance Catalogue (2011) by the customs (Announcement No. 36 [2011]of the General Administration of Customs) and the Notice of the State Council on Adjusting the Taxation Policies for Imported Equipment (Guo Fa [1997] No.37).

Encouragement of Foreign Investment in ICPEs

Pursuant to the Integrated Circuit Policies and the Guideline Catalogue of Foreign Investment Industries promulgated jointly by the State Development and Reform Commission and the Ministry of Commerce on July 28, 2017, the following foreign investment categories are encouraged:

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
•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987 and revised at the tenth meeting of the Standing Committee of the Eleventh National People’s Congress on August 27, 2009. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons. The General Principles of the Civil Law of the People’s Republic of China was subsequently developed into the General Provisions of the Civil Law of the People’s Republic of China, which was formally adopted at the fifth session of the twelfth National People's Congress on March 15, 2017, effective October 1, 2017;

•

the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, first amended by the Ninth National People’s Congress on October 27, 2001 and amended again by the Eleventh National People’s Congress on February 26, 2010, effective April 10,2010;

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

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, DLA Piper Hong Kong, our counsel as to Hong Kong law, and Shanghai LanBai Law Firm, as well as Shanghai All Bright Law

Offices, our counsels as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:

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

C.   Organizational Structure

We operate primarily through SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen, SMNC, SJ Jiangyin in China and LFoundry in Italy. The chart below sets forth also our other significant operating subsidiaries or affiliates, including their jurisdictions of incorporation and principal activities as of December 31, 2017:

		Direct or Indirect
	Place and date of	equity ownership	Principal
Name of company	incorporation/establishment	held	Activity
Better Way Enterprises Limited (“Better Way”)*	Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)*#	People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L.	Italy July 3, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands June 30, 2005	100%	Investment holding
SMIC Commercial Shanghai Limited Company*#	PRC September 30, 2003	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)*#	PRC December 29, 2005	100%	Construction, operation and management of SMICD’s living quarters, schools and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)*	British Virgin Islands April 26, 2007	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands November 8, 2007	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands February 13, 2008	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands January 21, 2008	100%	Investment holding
SMIC New Technology Research & Development (Shanghai) Corporation (formerly SMIC Advanced Technology Research & Development (Shanghai) Corporation)	PRC October 28, 2014	94.874%	Research and development activities
SMIC Holdings Corporation#	PRC August 26, 2015	100%	Investment holding
SJ Semiconductor Corporation	Cayman Islands August 19, 2014	56.045%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cells related semiconductor products
Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding
SMIC Hong Kong International Company Limited (formerly “SMIC Shanghai (HK) Company Limited”)	Hong Kong December 3, 2007	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong December 3, 2007	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong March 20, 2008	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation#	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited#	PRC March 3, 2009	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)*	PRC July 12, 2013	51%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd#	PRC January 17, 2014	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC August 1, 2014	99%	Investment holding
SJ Semiconductor (HK) Limited (“SJ Hong Kong”)*	Hong Kong September 2, 2014	56.045%	Investment holding
SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)*	PRC November 25, 2014	56.045%	Bumping and circuit probe testing activities
LFoundry S.r.l. (“LFoundry”)*	Italy July 24, 1998, acquired by SMIC on July 29, 2016	70%	Manufacturing and trading of semiconductor products
Ningbo Semiconductor International Corporation	PRC October 14, 2016	53.725%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing South China Corporation#	PRC December 1, 2016	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor USA Co.	United States of America April 6, 2016	56.045%	Provision of marketing related activities
SMIC (Sofia) EOOD	Bulgaria March 31, 2017	100%	Designing activities
SMIC Innovation Design Center (Ningbo) Co., Ltd.#	PRC October 13, 2017	100%	Designing activities

*    For identification purposes only.

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

In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment outside of China may be subject to restrictions. See “Item 3.D — Key information — Risk Factors — Risks Related to Conducting Operations in China — Limits placed on exports into China could substantially harm our business and operating results.”

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

Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased.

Owned(1)or
	Size		Leased
Location	(Land/Building)	Primary Use	(Land/Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	45,840/26,870	Headquarter	owned/owned

Zhangjiang High-Tech Park, Pudong New Area, Shanghai	361,805/201,772	Wafer fabrication	owned/owned

Beijing Economic and Technological Development Area(2)	240,140/428,958	Wafer fabrication	owned/owned

Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned

Shenzhen Export Processing Zone, Shenzhen Pingshan NewArea, Guangdong	200,060/225,236	Wafer fabrication	owned/owned

Avezzano (AQ), Italy	240,009/53,583	Wafer fabrication	owned/owned

Jiangyin National High-Tech Industrial Development Zone, Jiangsu Province	182,082/14,194	Bumping and circuit probe testing	owned/leased

Japan	na/103	Marketing activities	na/leased

USA	na/2,092	Marketing activities	na/leased

Milan, Italy	na/309	Marketing activities	na/owned

Taiwan	na/500	Marketing activities	na/leased

Sofia, Bulgaria	na/224	Research and Development	na/leased

Hong Kong(3)	na/300	Representative Office	na/owned

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

In addition, all fabs, except for SJ Jiangyin, in operation have been QC 080000 certified to be in compliance with the hazardous substances management directives such as RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment), which bans the use of various chemicals determined to be harmful to humans and the environment. The Jiangyin site plans to apply for QC080000 certification in 2019.

We are also proactively protecting the environment by implementing energy saving measures to reduce greenhouse gas emissions. In order to calculate our greenhouse gas output and to reach a reduction goal, SMIC Shanghai and SMIC Tianjin obtained ISO 14064 certification since 2010, SMIC Beijing obtained external certification from a third party according to Beijing’s local regulation on carbon trading since 2014. ISO 14064 is an international standard pursuant to which greenhouse gas (GHG) emissions reports are voluntarily verified. SMIC Shenzhen, SMNC and the Jiangyin site plan to apply for the ISO 14064 certification in the future.

Item 4A.      Unresolved Staff Comments

Not applicable

Item 5.         Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, December 31, 2015, 2016 and 2017. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D — Key Information — Risk Factors” in this annual report on Form 20‑F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.   Operating Results

Overview

Our operations are primarily based in China. We continued to achieve profitability on a full-year basis in 2017. In 2017 we achieved total sales of US$3,101.2 million, compared to US$2,914.2 million in 2016. We recorded annual profit of US$126.4 million and generated US$1,080.7 million in cash from operating activities in 2017, compared to annual profit of US$316.4 million and US$977.2 million in cash from operating activities in 2016. Our China revenue contributed 47.3% of the overall revenue in 2017, compared to 49.7% in 2016.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below increased from 46.9% in 2016 to 50.7% in 2017 and, in particular, the revenue contribution percentage from 28nm technology increased from 1.6% in 2016 to 8.0% in 2017.

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

Substantial Capital Expenditures

The semiconductor foundry industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$1,572.7 million, US$2,694.7 million and US$2,487.9 million in 2015, 2016 and 2017, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$473.0 million, US$673.2 million and US$906.0 million in 2015, 2016 and 2017, respectively.

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$237.2 million in 2015, US$318.2 million in 2016 and US$427.1 million in 2017 on research and development expenses, which represented 10.6%, 10.9% and13.8%, respectively, of our sales for 2015, 2016 and 2017. Our research and development costs are partially offset by related government fundings and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2018 for foundry operations will be approximately US$1.9 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Beijing 300mm fab, Shanghai 200mm fab, Shanghai 300mm fab and Jiangyin Bumping fab, 2) our new project in Tianjin, 3) a majority-owned subsidiary, which we expect will focus on research and development on 14nm FinFET technology, 4) enhancing our portfolio of comprehensive foundry solutions available to our customers, and 5) research and development equipment, mask shops and intellectual property acquisition.

In addition, we have budgeted approximately US$47.7 million as the 2018 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program.

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

Capacity Expansion

We have expanded our production capacity in the past years and plan to continue to expand through organic growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. In 2018, we expect most of our expansion will be in majority-owned Beijing 300mm fab and in our new project in Tianjin. Our target, subject to market conditions, is to reach 60,000 8-inch wafers per month installed capacity in our Tianjin 200mm fab and 33,000 12-inch wafers per month installed capacity in our majority-owned Beijing 300mm fab by December 31, 2018.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilization. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped decreased from US$736 per wafer in 2016 to US$719 per wafer in 2017.

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

Capacity Utilization Rates

Operations at or near full capacity utilization have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed or semi-fixed nature. If we increase our utilization rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilization rates have a significant effect on our margins. Our capacity utilization rates have varied from period to period mainly due to the mix of wafers produced and fluctuations in customer orders. Our capacity utilization rate was 100.7% in 2015,  97.5% in 2016 and 86.7% in 2017. Factors affecting capacity utilization rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

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

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.” We estimate the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, we record a write-down to cost of sales for the difference between the carrying cost and NRV.

The cost of inventories recognized as expenses (incomes) in respect of inventory provision (reversal) were US$(13.3) million, US$3.7 million and US$46.9 million in 2015, 2016 and 2017, respectively.

Long-lived assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under- performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

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

No deferred tax asset, in respect of tax losses of US$577.3 million for 2015, US$444.0 million for 2016 and US$235.1 million for 2017, respectively, were recognized due to the unpredictability of future profit streams. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. For further details on taxes see “Note 10 to Consolidated Financial Statements”.

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

Recent Accounting Pronouncements

We have not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRSs	Effective date
IFRS 9 — Financial Instruments	On or after January 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2018
Amendments to IFRS 2 — Classification and measurement of share-based payment transactions	On or after January 1, 2018
Amendments to IAS 28 — Investments in associates and joint ventures	On or after January 1, 2018
IFRS 16 — Lease	On or after January 1, 2019
IFRS 17 — Insurance Contracts	On or after January 1, 2021
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its associate or joint venture	Not yet determined
IFRIC 22 — Foreign Currency Transactions and Advance Consideration	On or after January 1, 2018
IFRIC 23 — Uncertainty over Income Tax Treatments	On or after January 1, 2019

The new IFRS 9 standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 on a retrospective basis. Comparatives for 2017 will not be restated, except in relation to changes in the fair value of foreign exchange forward contracts attributable to forward points, which will be recognized in the costs of hedging reserve.

The new IFRS 15 standard establishes a single revenue recognition framework. The core principle of the framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 supersedes existing revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. In 2017, we have performed a detailed assessment on the impact of the adoption of IFRS 15 and decided to adopt a modified retrospective approach. The expected changes in accounting policies will not have any significant impact on the Group’s financial statements.

IFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provision permit certain reliefs. In 2018, We will continue to assess the potential effect of IFRS 16 on our consolidated financial statements.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Incentives from the Chinese government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries as qualified integrated circuit production enterprises (ICPE) from the Chinese government. Our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin subsidiaries are qualified as ICPEs under the Integrated Circuit Policies. Under these policies, ICPEs whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to the benefits listed below. For a more detailed discussion of these incentives, see “Item 4.B — Information on the Company — Business Overview — Regulation.”

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

	For the year ended December 31,
	2015	2016	2017
	(in US$ thousands, except for earnings per share)

Revenue	2,236,415	2,914,180	3,101,175
Cost of sales	(1,553,795)	(2,064,499)	(2,360,431)
Gross profit	682,620	849,681	740,744
Research and development expenses, net	(237,157)	(318,247)	(427,111)
Sales and marketing expenses	(41,876)	(35,034)	(35,796)
General and administration expenses	(213,177)	(157,371)	(197,899)
Other operating income (expense), net	31,594	177	44,957
Profit from operations	222,004	339,206	124,895
Interest income	5,199	11,243	27,090
Finance costs	(12,218)	(23,037)	(18,021)
Foreign exchange gains or losses	(26,349)	(1,640)	(12,694)
Other gains or losses, net	55,611	(2,113)	16,499
Share of profit (loss) of investment accounted for using equity method	(13,383)	(13,777)	(9,500)
Profit before tax	230,864	309,882	128,269
Income tax (expense) benefit	(8,541)	6,552	(1,846)
Profit for the year	222,323	316,434	126,423
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(8,185)	(19,031)	23,213
Change in value of available-for-sale financial assets	452	807	(2,381)
Cash flow hedges	—	(34,627)	35,143
Share of other comprehensive income of joint ventures accounted for using equity method	—	—	17,646
Others	130	1	(131)
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	—	1,520	(436)
Total comprehensive income for the year	214,720	265,104	199,477
Profit (loss) for the year attributable to:
Owners of the Company	253,411	376,630	179,679
Non-controlling interests	(31,088)	(60,196)	(53,256)
	222,323	316,434	126,423
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	245,803	326,191	251,135
Non-controlling interests	(31,083)	(61,087)	(51,658)
	214,720	265,104	199,477

Earnings per share*
Basic	$0.07	$0.09	$0.04
Diluted	$0.06	$0.08	$0.04

*The basic and diluted earnings per share and the number of shares for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

Revenue

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services. A significant portion of our net sales is attributable to a relatively small number of our customers. In 2015, 2016, and 2017 our five largest customers accounted for approximately 52.8%, 54.6% and 51.4%, respectively, of our sales.

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

Other gains or losses, net

Our other gains or losses mainly consist of:

•	gains and losses from our schools, kindergartens and living quarters;
•	the changes of fair value and disposal gains or losses of the financial products sold by banks;
•	the changes of fair value of the put option related to our investment in Changjiang Xinke; and
•	the changes of fair value of the cross currency swap contracts before being designated as hedging instrument of cash flow hedges.

Comparison of the Years Ended December 31, 2015, 2016 and 2017

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Revenue increased by 6.4% from US$2,914.2 million for 2016 to US$3,101.2 million for 2017, primarily due to an increase in wafer shipments in 2017. The number of wafer shipments increased by 8.9% from 3,957,685 8-inch wafer equivalents for 2016 to 4,310,779 8-inch wafer equivalents for 2017, mainly due to the higher demand for the wafer by using advanced 45nm and below technologies in 2017..

The average selling price of the wafers we shipped decreased from US$736 per wafer in 2016 to US$719 in 2017. The percentage of wafer revenues from advanced 45nm and below technologies increased from 24.0%

in 2016 to 28.8% in 2017. The revenue dollar amount contributed from advanced 45nm and below technologies increased from US$672.1 million in 2016 to US$875.8 million in 2017.

Cost of sales and gross profit

Cost of sales increased by 14.3% from US$2,064.5 million for 2016 to US$2,360.4 million for 2017, primarily due to the increase in wafer shipments in 2017 and the increase in depreciation in 2017 caused by the increased capital expenditure. Out of the total cost of sales, US$583.7 million and US$774.3 million were attributable to depreciation and amortization for the year ended December 31, 2016 and 2017, respectively.

Our gross profit was US$740.7 million for 2017 compared to US$849.7 million for 2016, representing a decrease of 12.8%. Gross margin was 23.9% in 2017 compared to 29.2% in 2016. The decline in gross margin was primarily due to the lower average selling price, the increase in depreciation and the decrease in utilization in 2017.

Profit for the year from operations

Profit from operations decreased from US$339.2 million for the year ended December 31, 2016 to US$124.9 million for the year ended December 31, 2017 primarily due to the combined effect of the increase in depreciation and in wafer shipments, the decrease in utilization, and the following changes:

Research and development expenses increased by 34.2% from US$318.2 million for the year ended December 31, 2016 to US$427.1 million for the year ended December 31, 2017. The increase was mainly due to the higher level of research and development activities in 2017.

General and administrative expenses increased by 25.8% from US$157.4 million for the year ended December 31, 2016 to US$197.9 million for the year ended December 31, 2017. The increase was primarily due to 1) the start-up cost relating to our new Shenzhen 300mm fab, 2) less reversal of allowance on doubtful trade and other receivables in 2017 and 3) increased utility cost, depreciation and patent application expenses in 2017.

Sales and marketing expenses increased by 2.2% from US$35.0 million for the year ended December 31, 2016 to US$35.8 million for the year ended December 31, 2017.

Other operating incomes increased from US$0.2 million for the year ended December 31, 2016 to US$45.0 million for the year ended December 31, 2017. The increase was mainly due to 1) increased gain on disposal of property, plant and equipment and 2) increased government funding received in 2017.

Profit for the Year

Finance cost decreased by 21.8% from US$23.0 million for the year ended December 31, 2016 to US$18.0 million for the year ended December 31, 2017. The decrease was mainly due to the deduction of the interest subsidies received from the government.

Foreign exchange gains or losses decreased US$11.1 million from US$1.6 million net loss for the year ended December 31, 2016 to US$12.7 million net loss for the year ended December 31, 2017. The change was mainly due to an appreciation of RMB against USD in 2017.

Other gains and losses, net increased by US$18.6 million from US$2.1 million net loss for the year ended December 31, 2016 to US$16.5 million net gain for the year ended December 31, 2017. The increase was mainly due to 1) a gain of US$18.5 million arising from the consummation of the transactions contemplated by the disposal agreement and the subscription agreement entered by SilTech Shanghai and JCET on April 27, 2016, 2) a loss of contingent cash compensation of US$12.5 million that may be incurred depending on the profit generated by Changjiang Xinke during a  three-year period from 2017 to 2019, which will become payable in one installment at the end of 2019 and 3) the gains arising from the fair value change of cross currency swap contracts designated as hedging instrument of cash flow hedges in 2017 against losses in 2016.

Income tax (expense) benefit changed from US$6.6 million benefit for the year ended December 31, 2016 to US$1.8 million expense for the year ended December 31, 2017. The change was mainly due to the reversal of deferred tax asset for previously recognized temporary differences which will not be utilized.

Due to the factors described above, the Group recorded a profit of US$126.4 million in 2017 compared to US$316.4 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue increased by 30.3% from US$2,236.4 million for 2015 to US$2,914.2 million for 2016, primarily due to 1) an increase in wafer shipments in 2016 including a significant increase in China sales and 2) the revenue of US$87.4 million contributed from the acquisition of LFoundry. For 2016, the overall wafer shipments were 3,957,685 units of 8 inch equivalent wafers, up 31.2% year-over-year, primarily due to the increasing sales orders received and our expanded capacity to meet growing customer’s demands in 2016.

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

Other gains and losses, net decreased by US$57.7 million from US$55.6 million net gain for the year ended December 31, 2015 to US$2.1 million net loss for the year ended December 31, 2016. The decrease was mainly due to 1) the lower gain from the changes in fair value of the financial products sold by banks,2) the lower gain from the changes of fair value of the put option related to our investment in Changjiang Xinke and 3) the loss arising from the fair value change of cross currency swap contracts before they were designated as hedging instrument of cash flow hedges in 2016.

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

In 2017, SMIC Shanghai entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China. SMIC Beijing entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China. SMIC Tianjin entered into two new loans, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China and a five-year loan facility in the aggregate principal amount of USD25.0 million with The Export-Import Bank of China. SMIC Shenzhen entered into two new loans, a seven-year loan facility in the aggregate principal amount of RMB1,214 million with China Development Bank and a five-year loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China. Additionally, LFoundry entered into a nine-year soft loan facility in the aggregate principal amount of EUR1.2 million with Banca del Mezzogiorno.

On December 6, 2017, pursuant to the terms and conditions of the placing agreement entered by the Company and joint placing agents, the Company allotted and issued 241,418,625 placing shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the placing shares, to not less than six independent placees at the price of HK$10.65 per placing share.

On December 14, 2017, the Company fulfilled all conditions set out in the placed perpetual subordinated convertible securities (the “PSCS”) subscription agreement and completed the issue of the PSCS in the principal amount of US$65.0 million. The net proceeds (after deduction of fees, commissions and expenses) are approximately US$64.1 million.

In 2017, the capital contributions from non-controlling interests shareholders approximately amounted to US$294.0 million into the registered capital of SMNC.

We plan to fund our capital expenditure through the cash on hand, cash flows from operations in 2018, borrowings under existing credit facilities, and proceeds from the above described note financings, the capital contribution from non-controlling interest shareholders as well as other external financing. See “Item 3.D — Key information — Risk Factors — Risks Related to Our Financial Condition and Business — Since our operating cash flows may not be  sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.”

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

	For the Years Ended December 31,
	2015	2016	2017
	(in US$ thousands)
Cash Flow Data:
Profit for the year	222,323	316,434	126,423
Non-cash adjustment to reconcile profit to net operating cash flow:
Depreciation and amortization	523,549	729,866	971,382
Net cash generated from operating activities	669,197	977,202	1,080,686
Payments for property, plant and equipment	(1,230,812)	(2,757,202)	(2,287,205)
Net cash used in investing activities	(789,556)	(2,443,333)	(2,662,139)
Net cash from financing activities	537,078	2,614,778	1,271,591
Net increase (decrease) in cash and cash equivalents	416,719	1,148,647	(309,862)

Operating Activities

As of December 31, 2017, we had US$1,838.3 million in cash and cash equivalents. These cash and cash equivalents were held in the form of United States dollars, Japanese Yen, Euros, and Renminbi. Our net cash generated from operating activities in 2017 was US$1,080.9 million, which was primarily due to the net profit of US$126.4 million and the added back of US$971.4 million in depreciation and amortization. The cash inflow was mainly generated from selling goods and rendering services, and the cash outflow was mainly for the purchase of goods and services and for payment made to and on behalf of employees. The increase in net cash generated from operating activities is mainly due to the increase in sales of goods partially offset by the decrease in trade and other receivables in 2017.

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

Investing Activities

Our net cash used in investing activities was US$2,662.1 million, US$2,443.3 million and US$789.6 million in 2017, 2016 and 2015, respectively. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin.

Financing Activities

Our net cash from financing activities in 2017 was US$1,271.6 million. This was primarily derived from US$1,194.7 million in the proceeds from borrowings, US$326.4 million in the proceeds from issuance of ordinary shares , US$64.4 million in the proceeds from issuance of perpetual subordinated convertible securities, and US$294.0 million in the capital contribution from non-controlling interest shareholders, which was partially offset by US$537.0 million in the repayment of borrowings and by US$87.9 million in the repayment of short-term notes.

Our net cash from financing activities in 2016 was US$2,614.8 million. This was primarily derived from US$1,239.3 million in the proceeds from borrowings, US$441.2 million in the proceeds from issuance of convertible bonds, US$314.4 million in the proceeds from issuance of short-term and medium- term notes and US$831.3 million in the capital contribution from non-controlling interest shareholders, which was partially offset by US$228.9 million in the repayment of borrowings.

Our net cash from financing activities in 2015 was US$537.1 million. This was primarily derived from US$341.2 million in the proceeds from borrowings, US$508.8 million in the proceeds from issuance of ordinary shares and US$132.1 million in the capital contribution from non-controlling interest shareholders, which was partially offset by US$453.7 million in the repayment of borrowings.

Capital Expenditures

We incurred capital expenditures of US$1,572.7 million, US$2,694.7 million and US$2,487.9 million in 2015, 2016 and 2017, respectively. We currently expect our capital expenditures in 2018 for foundry operations to be approximately US$1.9 billion, subject to adjustment based on market conditions, which are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Beijing 300mm fab, Shanghai 200mm fab, Shanghai 300mm fab and Jiangyin Bumping fab, 2) our new project in Tianjin, 3) a majority-owned subsidiary, which we expect will focus on research and development on 14nm FinFET technology, 4) enhancing our portfolio of comprehensive foundry solutions available to our customers, and 5) research and development equipment, mask shops and intellectual property acquisition.

The construction in progress balance of approximately US$1,834.0 million as of December 31, 2017, primarily consisted of US$753.0 million used for purchasing the manufacturing equipment acquired for further expanding the production capacity at two 300mm fabs in Beijing, US$186.1 million used for purchasing the manufacturing equipment acquired for further expanding the production capacity at the 300mm fab in Shanghai and the investment of a new Shanghai project, US$601.4 million used for our new 300mm fab in Shenzhen, US$125.1 million used for expanding the production capacity at the 200mm fab in Tianjin and the investment of a new Tianjin project, and US$101.8 million used for purchasing machinery and equipment acquired for more research and development activities at the subsidiary for the new technology research and development in Shanghai. In addition, US$66.6 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2018.

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

Commitments

As of December 31, 2017, we had commitments of US$484.5 million for facilities construction obligations in connection with our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities. We had commitments of US$476.1 million to purchase machinery and equipment for our Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs. We had US$5.6 million to purchase intellectual property. In addition, we had commitments for a total future minimum lease payments of US$294.9 million under the non-cancellable operating leases. We anticipate that the cash on hands, cash flows from operations in 2018, the proceeds from new loans, new ordinary shares and perpetual subordinated convertible securities issued, the capital contribution from non-controlling interest shareholders and other necessary external financing will be sufficient to finance the commitments. For additional information, see “Item 5.A — Operating and Financial Review and Prospects — Operating Results”.

Bank Borrowing

As of December 31, 2017, our outstanding long-term loans primarily consisted of secured bank loans of US$532.9 million and unsecured bank loans of US$1,343.3 million, which are repayable in installments starting in January 2018, with the last payment due in December 2030.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470.0 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down US$260.0 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable in advance from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71% in 2017. SMIS was in compliance with the related financial covenants as of December 31, 2017.

2015 CDB RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2017.

2015 RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB475.0 million (approximately US$72.7 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2017.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

2017 EXIM RMB Loan (SMIC Shanghai)

In March 2017, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable in March and April 2019. The interest rate on this loan facility is 2.65% per annum in 2017.

2015 CDB RMB Loan (SMIC Beijing)

In December 2015, SMIB entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195.0 million with China Development Bank, which is unsecured. As of December 31, 2017, SMIB had drawn down RMB195.0 million and repaid RMB4.0 million on this loan facility. The outstanding balance of RMB191.0 million (approximately US$29.2 million) is repayable from June 2018 to December 2030. The interest rate on this loan facility was 1.20% in 2017.

2016 CDB RMB Loan (SMIC Beijing)

In May 2016, SMIB entered into the RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460.0 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2017, SMIB had drawn down RMB1,460.0 million (approximately US$223.4 million) on this loan facility. The outstanding balance is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2017.

2016 EXIM RMB Loan I (SMIC Beijing)

In December 2016, SMIB entered into the RMB loan, a two-year working capital loan facility in the principal amount of RMB240.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB240.0 million (approximately US$36.7 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

2016 EXIM RMB Loan II (SMIC Beijing)

In January 2016, SMIB entered into the RMB loan, a three-year working capital loan facility in the principal amount of RMB400.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB400.0 million (approximately US$61.2 million) on this loan facility. The outstanding balance is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2017.

2017 EXIM RMB Loan (SMIC Beijing)

In September 2017, SMIB entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIB’s 300mm fab. As of December 31, 2017, SMIB had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from September 2018 to September 2022. The interest rate on this loan facility is 2.92% per annum in 2017.

2016 EXIM RMB Loan (SMIC)

In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIC had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility ranged from 2.75% to 3.05% in 2017.

2017 EXIM RMB Loan (SMIC Tianjin)

In February 2017, SMIT entered into a new RMB loan, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIT had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in February 2020. The interest rate on this loan facility is 4.04% per annum in 2017.

2017 EXIM USD Loan (SMIC Tianjin)

In August 2017, SMIT entered into a loan facility in the aggregate principal amount of US$25.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIT’s 200mm fab. As of December 31, 2017, SMIT had drawn down US$25.0 million on this loan facility. The outstanding balance is repayable in August 2022. The interest rate on this loan facility is 2.65% per annum in 2017.

2017 CDB RMB Loan (SMIC Shenzhen)

In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB5,400.0 million with China Development Bank, which is unsecured. This seven-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB1,214.0 million (approximately US$185.8 million) on this loan facility. The outstanding balance is repayable from December 2019 to December 2024. The interest rate on this loan facility is 4.46% per annum in 2017.

2017 EXIM RMB Loan (SMIC Shenzhen)

In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from March 2018 to September 2022. The interest rate on this loan facility is 3.40% per annum in 2017.

2014 Cassa Depositie Prestiti loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR14.3 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR35.8 million and repaid EUR11.8 million on this loan facility. The outstanding balance of EUR24.4 million (its present value is EUR21.5 million, approximately US$25.9 million) including principal amount of EUR24.0 million and interest cash flow of EUR0.4 million is repayable from December 2017 to December 2023. The interest rate on this loan facility is 0.5% per annum in 2017.

2014 MPS Capital Service loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.6 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR4.8 million (its present value is EUR4.2 million, approximately US$5.1 million) including principal amount of EUR4.0 million and interest cash flow of EUR0.8 million is repayable from June 2020 to December 2023. The interest rate on this loan facility is approximately 6% per annum in 2017.

2014 Citizen Finetech Miyota Loan (LFoundry)

In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY 480.0 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down JPY480.0 million on this loan facility and repaid JPY58.0 million. The outstanding balance of JPY439.0 million (its present value is JPY406.0 million, approximately US$3.5 million) including principal amount of JPY422.0 million and interest cash flow of JPY17.0 million is repayable from December 2017 to December 2019. The interest rate on this loan facility is 4.04% per annum in 2017.

2017 Banca del Mezzogiorno Loan (LFoundry)

In June 2017, LFoundry entered into a soft loan facility in the aggregate principal amount of EUR1.2 million with Banca del Mezzogiorno, which is unsecured. This nine-year facility was in relation to the admission of LFoundry to the benefits of the European Project called Horizon. As of December 31, 2017, LFoundry had drawn down EUR1.2 million (approximately US$1.5 million) on this loan facility. The principal amount is repayable from December 2018 to June 2026. The interest rate on this loan facility is 0.8% per annum in 2017.

Finance Lease Payables

In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of five years. As at December 31, 2017, the total net finance lease payables were US$6.3 million.

Loans from non-controlling interests shareholders

In 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million with non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR10.6 million on this loan facility. The outstanding balance of EUR10.6 million (approximately US$12.7 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2017.

Sales and Leaseback Borrowings

As of December 31, 2017, the three arrangements of sales and leaseback borrowings amounted to US$487.7 million (December 31, 2016: US$482.6 million) which were entered into by the Group and third-party financing companies in 2016 in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at below US$1.00, which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above arrangements were accounted for as collateralized borrowings of the Group.

Short-term Credit Agreements

As of December 31, 2017, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,118.5 million on a revolving credit basis. As of December 31, 2017, the Group had drawn down US$308.3 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2017.

Please see “Item 8.A — Financial Information- Consolidated Statements and Other Financial Information — Dividends and Dividend Policy” on our ability to pay dividends on our ordinary shares.

Please see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.

C.   Research and Development, Patents and Licenses, etc.

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$237.2 million, US$318.2 million and US$427.1 million, respectively in 2015, 2016 and 2017 on research and development expenses, which represented 13.8%,10.9% and 10.9%, respectively, of our sales in those respective years. Our research and development costs were partially offset by related government fundings of US$34.3 million, US$52.5 million and US$82.2 million in 2015, 2016 and 2017, respectively, and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2018.

We primarily focus our R&D efforts on advanced logic and value-added specialty technologies, addressing 0.35 micron to 14 nanometer.

In 2017, we achieved key milestones in 14nm R&D development, which included establishing 14nm device performance, SRAM yield, logic yield, and process qualification using various vehicles. In addition, till the end of 2017, we  were among the world’s top 5 assignees in patent filing for FinFET related technologies.

We continue to invest in a variety of specialty mature platforms with enhanced ultra-low power features, including embedded nonvolatile memory and power management, segment. These are suitable to address future business opportunities in the IoT, cloud computing, artificial intelligence, smart automobiles, and other growing segments.

We have also worked to enhance its R&D organizational structure in 2017, resulting in expanded capability, high efficiency, and increased resource allocation for accelerating technology developments, including advanced and specialty technologies.

As of December 31, 2017, we had been granted 7,713 patents worldwide, of which, 70 were in Taiwan, 954 were in the U.S., 6,665 were in China, and 24 were in other jurisdictions.

D.   Trend Information

See “Item 5.A — Operating and Financial Review and Prospects — Operating Results — Factors that Impact Our Results of Operations” for a discussion of the most significant recent trends affecting our operations.

E.   Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

F.   Tabular Disclosure of Contractual Obligations

Set forth in the table below are the aggregate amounts, as of December 31, 2017, of our future cash payment obligations (excluding estimated interest payment obligations) under our existing contractual arrangements on a consolidated basis:

	Payments due by period
	(consolidated, in US$ thousands)
		Less than 1
Contractual obligations	Total	year	1 – 2 years	2 – 5 years	Over 5 years
Short-Term Borrowings(1)	308,311	308,311	—	—	—
Long-Term Borrowings(1)	1,876,236	132,297	399,301	877,315	467,323
Convertible bonds	403,329	—	—	403,329	—
Bonds payable	496,689	—	496,689	—	—
Medium-term notes	228,483	—	228,483	—	—
Purchase Obligations(2)	966,196	966,196	—	—	—
Lease Obligations(3)	294,865	91,181	203,684	—	—
Total Contractual Obligations	4,574,109	1,497,985	1,328,157	1,280,644	467,323

(1)	These amounts represent outstanding borrowings. Refer to F‑74, “Borrowings” for a description of the short-term and long-term borrowings.
(2)	These amounts represent commitments for construction or purchase of semiconductor equipment, and other property or services.
(3)	These amounts represent commitments for non-cancellable operating leases of equipment.
(4)	Please refer to F‑98, “Financial instruments” for our non-derivative financial liabilities with both estimated interest and principal.

Item 6.         Directors, Senior Management and Employees

A.   Directors and Senior Management

Members of our Board are elected by our shareholders. As of March 31, 2018, our Board consists of fifteen directors.

The composition of the Board during the year ended December 31, 2017 and up to the date of this report is set forth as follows:

Name	Age	Position
Directors
Zhou Zixue	61	Chairman, Executive Director
Zhao HaiJun	54	Co-Chief Executive Officer, Executive Director (Appointed on May 10, 2017 and October 16, 2017 respectively)
Liang Mong Song	65	Co-Chief Executive Officer, Executive Director (Appointed on October 16, 2017)
Gao Yonggang	53	Executive Director, Chief Financial Officer, Executive Vice President, and Joint Company Secretary
Tzu-Yin Chiu	61	Vice Chairman, Non-executive Director (Appointed on May 11, 2017 and Redesignated on May 11, 2017 respectively )
Chen Shanzhi	49	Non-executive Director
Zhou Jie	50	Non-executive Director
Ren Kai	45	Non-executive Director
Lu Jun	49	Non-executive Director
Tong Guohua	60	Non-executive Director (Appointed on February 14, 2017)
Lip-Bu Tan	58	Independent Non-executive Director
William Tudor Brown	59	Independent Non-executive Director
Carmen I-Hua Chang	70	Independent Non-executive Director
Shang-Yi Chiang	71	Independent Non-executive Director
Jason Jingsheng Cong	55	Independent Non-executive Director (Appointed on February 14, 2017)
Senior Management
Zhao HaiJun	54	Co-Chief Executive Officer and Executive Director (Appointed on May 10, 2017 and October 16, 2017 respectively)
Liang Mong Song	65	Co-Chief Executive Officer and Executive Director (Appointed on October 16, 2017)
Gao Yonggang	53	Executive Director, Chief Financial Officer, Executive Vice President, and Joint Company Secretary
Liu Jyishyang	65	Executive Vice President, Engineering & Services (Retired on December 31, 2017)
Li Zhi	54	Executive Vice President, Legal/Public Affairs/General Administration
Mike Rekuc	69	Executive Vice President, Worldwide Sales & Marketing (Retired on December 31, 2017)
Tang Tianshen	61	Executive Vice President, Design Service (Retired on February 1, 2018)
Zhou Meisheng	59	Executive Vice President, Technology Research and Development (Appointed on October 12, 2017)
Gareth Kung	53	Executive Vice President, Investment and Strategic Business Development and Finance; and Company Secretary (Resigned in July, 2017)

Datang Telecom Technology & Industry Holdings Co., Ltd.  (“Datang Holdings”), has the right to nominate two members of our board of directors pursuant to the Share Purchase Agreement between us and Datang Holdings dated November 6, 2008 Xinxin (Hongkong) Capital Co., Ltd., a wholly-owned subsidiary of China IC Fund, has the right to nominate one member of our board of directors pursuant to the Share Subscription Agreement between us and China IC Fund dated February 12, 2015. Save as disclosed above, no other shareholder has a contractual right to designate a person to be elected to our board of directors.

There are no family relationships among any of our directors and executive officers.

Board of Directors

Zhou Zixue

Chairman of the Board, Executive Director

Dr. Zhou Zixue joined the company on 6th March 2015 as an executive director and Chairman of the Board. Dr. Zhou received a Master of Management degree from the University of Science and Technology of China, and a Doctor of Economics degree from the Central China Normal University. Dr. Zhou has more than 30 years of experience in the economic operation, regulation and management of industry and information technology. Prior to his current employment, Dr. Zhou severed as the Chief Economist and the Director of Finance of the Ministry of Industry and Information Technology. Prior to that, he worked in several divisions in the Ministry of Information Industry, the Ministry of Electronics Industry, the Ministry of Machinery and Electronics Industry, and the state owned DongGuangDian Factory. Dr. Zhou is currently the Vice Chairman and Secretary General of the China Information Technology Industry Federation, the Chairman of the China Semiconductor Industry Association, an independent director of the Nantian Electronics Information Co., Ltd (a company listed on Shenzhen Stock Exchange: 000948), an independent director of the Hisense Electric Co., Ltd (a company listed on Shanghai Stock Exchange: 600060). Dr. Zhou also serves as a director of certain subsidiaries of the Company..

Zhao HaiJun

Co-Chief Executive Officer, Executive Director

Dr. Zhao HaiJun became an Executive Director of the Company on October 16, 2017, and Chief Executive Officer of the Company on May 10, 2017 and redesignated as Co-Chief Executive Officer on October 16, 2017. Dr. Zhao joined the Company in October 2010 and was appointed as Chief Operating Officer and Executive Vice President in April 2013. In July  2013, Dr. Zhao was appointed as General Manager of Semiconductor Manufacturing North China (Beijing) Corporation, a joint venture company established in Beijing and a subsidiary of the Company. Dr. Zhao received his degree in Bachelor of Science and Doctor of Philosophy in Electronic Engineering from Tsinghua University (Beijing) and master’s degree in Business Administration from the University of Chicago. He has 25 years of experience in semiconductor operations and technology development. Dr. Zhao has also served as an independent director on the board of directors of Zhejiang Juhua Co., Ltd. (Stock Code: 600160), a company which is listed on the Shanghai Stock Exchange, since November 2016. Dr. Zhao also serves as a director of certain subsidiaries of the Company.

Liang Mong  Song

Co-Chief Executive Officer, Executive Director

Dr. Liang Mong  Song became the Executive Director and Co-Chief Executive Officer of the Company on October 16, 2017. Dr. Liang graduated with a doctor of philosophy degree in electrical engineering from the Department of Electrical Engineering and Computer Sciences at University of California, Berkeley. Dr. Liang has been engaged in the semiconductor industry for over 33 years. Dr. Liang held senior director position on research and development in Taiwan Semiconductor Manufacturing Company Limited between 1992 and 2009. Dr. Liang was involved in memories and advanced logic process technology  developments. Dr. Liang owns over 450 patents and has published over 350 technical papers. He is a Fellow of Institute of Electrical and Electronics Engineers (IEEE).

Gao Yonggang

Executive Director, Chief Financial Officer, Executive Vice President, and Joint Company Secretary

Dr. Gao Yonggang, a non-executive Director since 2009, was appointed as Executive Vice President, Strategic Planning of the Company and re-designated as an executive Director on June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014 and was further appointed as the Joint Company Secretary on July 3, 2017. Dr. Gao is a director of certain subsidiaries of the Company. Dr. Gao has more than 30 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies.

Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd.. Dr. Gao is a standing committee member of Accounting Society of China, standing director of Enterprise Financial Management Association of China. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia. Founding Member, director of The Hong Kong ndependent Non-Executive Director Association.

Tzu-Yin Chiu

Vice chairman of the Board, Non-Executive Director

Dr. Tzu-Yin Chiu has over 35 years’ experience in the semiconductor industry and a track record of successfully turning around semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. Dr. Chiu was Vice Council Chairman of China Semiconductor Industry Association (CSIA) and a board member of Global Semiconductor Alliance (GSA). In 2015, Dr. Chiu was awarded Shanghai Magnolia Award by the Shanghai Municipal Government. In May 2017 Dr. Chiu resigned from the role of SMIC CEO, and now serves as SMIC Vice Chairman and Non-Executive Director. Dr. Chiu is also one of the global experts of “the Thousand Talents Plan” initiated by China, and a member of the Engineering Advisory Board of University of California, Berkeley.

Chen Shanzhi

Non-executive Director

Dr. Chen Shanzhi has been a non-executive Director since 2009. Dr. Chen is the deputy general manager of Telecommunication Science and Technology Research Institute Limited (Datang Telecom Technology industry Group), where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. Dr. Chen has made major contributions in the core technology breakthroughs, international standard formulation and industrialization of China’s leading TD-LTE-Advanced 4G technology. Currently he is in charge of 5G technology and standard research and industrialization work.

Dr. Chen is currently the director of State Key Laboratory of Wireless Mobile Communication, the Expert Advisory Group member of National Science and Technology Platform, the chairman of Chinese high-tech Industrialization Association for Information Technology Committee, a director of The Chinese Institute of Electronics, an executive director of China Institute of Communications, a director of China Communications Standards Association (CCSA) and a senior member of IEEE. Dr. Chen was a member of the IT Experts Panel of the National 863 Program and a member of the Programming Group of the major project of “The New-generation Broadband Wireless Mobile Communications Network”.

Dr. Chen has five publications, three of which were published by the Springer in English. He has more than 150 papers in domestic and foreign academic conferences and publications, of which more than 70 were published by SCI. Many of his papers have received awards. At present, he has  applied for more than 20 national invention patents, some of the patents are included in 3GPP and ITU international standards, which have become the mandatory standard patents and been successfully applied in the global 4G commercial network and China’s high-speed railway communications coverage, etc.

Dr. Chen received the Grand Prize for National Science and Technology Progress Award China in 2016, the second prize for the State Award for Technological Invention China in 2015, the first prize for the 2012 National Science and Technology Progress Award, the second prize for the 2001 National Science and Technology Progress Award, 2017 Ho Leung Ho Lee Fundation Science and Technology Innovation Award, the Ninth Guanghua Engineering Science and Technology Award, the first prize for the  2012  China  Institute of Communications Science and Technology  Award and the  first  prize for the 2009 National Enterprise Management Modernization Innovation Achievement Award and other honors.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been Director since 2009. Mr. Zhou is executive director of Haitong Securities Co., Ltd. (listed on the Shanghai Stock Exchange under the stock code of 600837; listed on the Hong Kong Stock Exchange under the stock code of 6837). From February 1992 to June 1996, Mr. Zhou served in the investment banking department of Shanghai Wanguo Holdings Ltd. From June 1996 to December 2001, Mr. Zhou served, successively, as the manager of investment department, the vice general manager, and the chairman of the board of directors and the general manager of Shanghai SIIC Asset Management Co., Ltd. From December 2001 to April 2003, he was the director and general manager of SIIC Medical Science and Technology (Group) Limited. From January 2002 to July 2016, he acted, successively, as the executive director and the vice executive officer, the executive director and the executive vice president, the vice chairman and chief executive officer of Shanghai Industrial Holdings Limited (listed on the Hong Kong Stock Exchange under the stock code of 0363). From August 2004 to July  2016, he was the chief planning officer, the executive director and vice president, the executive director and executive vice president, and the president and secretary of CPC committee of SIIC Shanghai (Holding) Co., Ltd. From March   2010 to May 2012, he was the chairman of the supervisory committee of Shanghai Pharmaceuticals Holding Co., Ltd. (listed on the Shanghai Stock Exchange under the stock code of 601607; listed on the Hong Kong Stock Exchange under the stock code of 2607), of which he was the chairman of the board of directors and the secretary of CPC committee from Jun 2012 to June 2013 and from May 2016 to July 2016. Mr. Zhou was graduated from the College of Management of Shanghai Jiao Tong University majoring in the management engineering with a master’s degree of engineering in February 1992.

Ren Kai

Non-Executive Director

Mr. Ren Kai became a Director of the Company on August 11, 2015, received a bachelor degree in industry and international trade from Harbin Engineering University. Since September 2014, Mr. Ren has been serving as the Vice President of Sino IC Capital. From October 2007 to August 2014, he had served as the Director of the Review Board 4 of the Review Bureau 2 of China Development Bank. From October 2004 to December 2007, Mr. Ren served as a Deputy Director of each of the Review Board 3 and the Review Board 4 of the Review Bureau 2 of China Development Bank. From July 1995 to October 2004, Mr. Ren had worked in the Electromechanical Textile Credit Bureau, Chengdu representative office, the Review Bureau 4, the Review Bureau 3 and the Review Bureau 2 of China Development Bank. Mr. Ren has been engaged in loan review programs and investment operations in the fields of equipment and electronics; he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries. Mr. Ren had gained extensive experience in investment management while he was working in the Review Board 2 of China Development Bank as he led the team to complete the review of hundreds of major projects with annual review commitments of over RMB100  billion and accumulative review commitments of over RMB30 billion in the field of integrated circuit. Mr. Ren is also the director of SJ Semiconductor (Jiangyin) Corporation.

Lu Jun

Non-Executive Director

Mr. Lu Jun became a Director  of the Company on February 18, 2016, received the Master of Business Administration from Nanjing University and holding a bachelor degree in Shipping and Marine engineering from Hohai University. Since August 2014, in addition to serve as President of Sino IC-Capital Co., Ltd, he is also the Chairman of Sino IC-Leasing Co., Ltd. Since May 2010, Mr. Lu has been serving as Executive Vice President of China Development Bank Capital Co., Ltd (China Development Bank Capital Co., Ltd, a wholly-owned subsidiary of China Development Bank Co., Ltd, has been so far the only large-scale agency in China’s banking industry for RMB equity investment, and has formed an integrated platform for strategic investments domestically and internationally). Previously, Mr. Lu has been worked for China Development Bank for more than 20 years and accumulated plentiful experience in credit, industry investment and fund investment. As Mr. Lu has been engaged in loan review programs and investment operations in the fields of equipment and electronics, he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries. From July 2007 to May 2010, Mr. Lu had served as the Deputy Director of China Development Bank Shanghai Branch. From April 2006 to July 2007, Mr. Lu served as the Director of industrial integration innovation of Investment business bureau of China Development Bank. From April 2003 to April 2006, Mr. Lu served as the Director of each of the Review Board of China Development Bank Jiangsu Branch and Nanjing Branch. From September 2002 to April 2003, Mr. Lu served as the Director of the Review Board of China Development Bank Nanjing Branch. From March 1994 to September 2002, Mr. Lu had worked in Traffic credit bureau, East China credit bureau, finance department of Nanjing Branch, and the Review Bureau 2 of Nanjing Branch of China Development Bank.

Tong Guohua

Non-Executive Director

Dr. Tong Guohua became a Director of the Company on February 14, 2017. Dr. Tong is a professorate senior engineer and doctoral tutor of the School of Public Administration of Huazhong University of Science and Technology. Dr. Tong became President and Secretary of Party of China Academy of Telecommunications Technology as well as Executive Director and President of Datang Telecom Technology & Industry Holdings Co., Ltd. in June 2016. Since December 2017,he served as the Chairman, General Manager and Secretary of Party of China Academy of Telecommunications Technology Co., Ltd as well as Executive Director and President of Datang Telecom Technology & Industry Holdings Co., Ltd. He began working in August 1974 and was President and Secretary of Party of Wuhan Institute of Posts and Telecommunications from November 2004.

Dr. Tong has been elected as a “National Model Worker” and he was the representative of the eleventh and twelfth National People’s Congress, and member of the thirteenth CPPCC National Committee. Dr. Tong was awarded the title “Young Experts with Outstanding Contributions of Hubei Province” in 2004. In 2006, he was awarded as one of the “Top Ten Outstanding Entrepreneurs in the Brand Building of China”, “Outstanding Employee Representative of Hubei Province” and “Entrepreneur with Outstanding Contribution of Wuhan City”. In 2007, Dr. Tong was named “China’s Information Industry Person of the Year” and awarded as a “Person with Outstanding Contribution in Brand Building of Wuhan Region”. In 2008, he was awarded “Innovative Economic Contribution Prize of Hubei Province” and he was named one of the “Top 10 Most Important People in the 30 Years’ Reform and Development of State-owned Enterprises of Hubei Province”. In 2009, he was named as an “Outstanding Entrepreneur of Wuhan City.”

Dr. Tong graduated from Wuhan University in 1982 with a bachelor’s degree in chemistry. He received a master’s degree in science and technology management from Fudan University in 1990. In 2002, he received his doctoral degree in management science and engineering from Huazhong University of Science and Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director of the Company since 2001. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Hewlett Packard Enterprise, Quantenna Communications, Inc, Aquantia Corp., the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in nuclear engineering from the Massachusetts Institute of Technology.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director of the Company since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D program since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to February 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He sat on the advisory board of Annapurna Labs until the sale of the company in 2015.  Currently Mr. Brown is a director and a member of the compensation committee and chair the nominations and governance committee at Xperi Corporation (previously named as Tessera Technologies, Inc.) (a company listed on NASDAQ). He is also an independent non-executive director and a member of each of the Audit Committee and the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director and a member of the Compensation Committee of Marvell Technology Group (a company listed on NASDAQ).

Carmen I-Hua Chang

Independent Non-Executive Director

Ms. Carmen I-Hua Chang has been an independent non-executive Director of the Company since September 2014. Ms. Chang has been involved in seminal cross border transactions between China and the US including the earliest investments by Goldman Sachs in China Netcom and the key transactions of companies such as Lenovo, Foxconn, Google, Tencent, Netease, CEC, China Mobile, Spreadtrum and SMIC. In 2012, Ms. Chang joined New Enterprise Associates (NEA), a venture fund with over US$14 billion dollars under management, where she serves as Partner and Managing Director, Asia (Ex-India). Prior to joining NEA, she was a partner at a Silicon Valley law firm, where she headed up its China practice. She is an affiliate of the Center for International Security and Cooperation at Stanford University — Stanford University’s main research organization on international issues — as well as a fellow at the Stanford Business School and Stanford Law School’s Rock Center for Corporate Governance. Ms. Chang also serves as an Independent Non-Executive Director of AAC Technologies Holdings Inc. (SEHK: 2018). Ms. Chang is also on the board of directors for Ruizhang Technologies, Airtake and Availink. Ms. Chang received a graduate degree in modern Chinese history from Stanford University and a Juris Doctor degree from Stanford Law School.

Shang-yi Chiang

Independent Non-Executive Director

Dr. Shang-Yi Chiang became a Director of the Company on December 20, 2016. During Dr. Chiang’s 40-year career in the semiconductor industry, he has contributed to the research and development of CMOS, NMOS, Bipolar, DMOS, SOS, SOI, GaAs lasers, LED, E-Beam lithography and silicon solar cells. At TSMC, Dr. Chiang led TSMC R&D team set milestones in semiconductor technology in the 0.25 m, 0.18 m, 0.15 m, 0.13 m, 90nm, 65nm, 40nm, 28nm, 20nm and 16nm FinFET generations, transformed TSMC from a technology follower to a technology leader. He worked at Texas Instruments and Hewlett-Packard after completing his study. Then, he returned to Taiwan in 1997 to serve as TSMC’s Vice President of Research and Development. He was Co-Chief Operating Officer when he retired at the end of 2013. After that, Dr. Chiang served two more years as the Adviser to Chairman at TSMC.

Dr. Chiang’s achievements have won many awards and honours. In 2001, he was chosen as one of the 50 “Stars of Asia” by Businessweek Magazine. This award recognizes the outstanding performance of TSMC’s R&D team under his leadership, his vision and his determination. He was made a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 2002. He received ERSO Award and was honoured as National Taiwan University Distinguished Alumni in 2013. He won IEEE Ernst Weber Managerial Leadership Award and was elected ITRI (Industrial Technology Research Institute) Laureate by the Taiwan Government in 2015.

Dr. Chiang has devoted his career to advancing the semiconductor technology and developing the semiconductor industry, and is a pioneer in making digital technology commonplace in our society.

Dr. Chiang earned his Bachelor of Science degree from National Taiwan University in 1968, his Master of Science egree from Princeton University in 1970 and his Doctorate from Stanford University in 1974, all in Electrical Engineering.

Jason Jingsheng Cong

Independent Non-Executive Director

Dr. Jason Jingsheng Cong became a Director of the Company on February 14, 2017. Dr. Cong received his B.S. degree in computer science from Peking University in 1985, his M.S. and Ph.D. degrees in computer science from the University of Illinois at Urbana-Champaign in 1987 and 1990, respectively. He is currently serving as a Chancellor’s Professor at the Computer Science Department of University of California, Los Angeles, the Director of Center for Domain-Specific Computing, and the Director of VLSI Architecture, Synthesis and Technology (VAST) Laboratory. He served as the chair of the UCLA Computer Science Department from 2005 to 2008. He has served as an Associate Vice Provost for Internationalization and a co-director of the Peking University-UCLA Joint Research Institute since 2009. Dr. Cong is a Co-founder and the Chief Scientific Advisor of Falcon Computing Solutions Inc., and currently he is serving as its Chairman of Board of Directors. He is currently also a director of Inspirit, Inc. In addition, he is a distinguished visiting professor at Peking University and the Director of PKU Center for Energy-Efficient Computing and Applications (CECA). Dr. Cong’s research interests include electronic design automation and energy-efficient computing. He has published over 400 research papers in these areas. He received 11 Best Paper Awards and three 10-Year Retrospective Most Influential Paper Awards. He received the 2011 ACM/IEEE A. Richard Newton Technical Impact Award in Electric Design Automation “for pioneering work on technology mapping for FPGA that has made significant impact on the FPGA research community and industry”. He was elected IEEE Fellow in 2000 and ACM Fellow in 2008. He received the 2010 IEEE Circuits and System (CAS) Society Technical Achievement Award and the 2016 IEEE Computer Society Technical Achievement Award. Dr. Cong was elected as a member of the US National Academy of Engineering in 2017.

Senior Management

Dr. Zhao Haijun

Biographical details are set out on page 75 of this annual report.

Dr. Liang Mong Song

Biographical details are set out on page 75 of this annual report.

Dr. Gao Yonggang

Biographical details are set out on page 76 of this annual report.

Dr. Liu Jyishyang joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and had been acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. He has 30 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents. Dr. Liu retired from SMIC on December 31, 2017.

Mr. Li Zhi joined SMIC in March 2013 as Vice President, and was promoted to Executive Vice President in November 2014. He is responsible for overseeing legal, public affairs and general administration. He has over 30 years of engineering, management and operations experience in the electronics and semiconductor industry. In his previous roles, he was the Deputy-Director Secretary of the President’s office of the China Electronic Information Industry Group, Deputy-Director Secretary of the Ministry of Electronics Industry, head of General Management Department at Beijing Hua Hong NEC IC Design Co. Ltd., President’s Assistant and head of administrative legal department of Beijing Hua Hong IC Design Co. Ltd., Board Secretary of Hua Hong Semiconductor Company (Shanghai Hua Hong NEC Electronics Co. Ltd.), Director of the Board Office (Board Secretary) of Shanghai Hua Hong (Group) Co. Ltd., Executive Vice President, Board Member and CEO of Shanghai Belling Co. Ltd., Vice President of Shanghai Integrated Circuit Industry Association. Mr. Li holds a Bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics, and an EMBA from the University of Texas at Arlington. He also serves as the Vice President of the China Electronic Information Association.

Mr. Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing, and on April 25, 2013, he took on the role as Executive Vice President. Mr. Rekuc is an industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, 1999 through 2010, he was Senior Vice President of Sales and Marketing of Chartered Semiconductor Manufacturing residing in their Singapore headquarters and also served as the President of Chartered American in the US (Chartered was acquired in 2010 by GlobalFoundries). Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University. Mr. Rekuc retired from SMIC on December 31, 2017.

Dr. Tang Tianshen joined SMIC as Vice President of Business Development in 2010. He became Vice President of Design Service Center in March 2011 and was promoted to Senior Vice President in April 2013. On August 10, 2016, he took on the role as Executive Vice President. Dr. Tang is also a director of Brite Semiconductor Corp. and a Co-Director of SMIC-UCR-PKU Joint Center for ESD Protection Design. Dr. Tang is a semiconductor industry veteran with near 30 years of experience spanning academic and technology research, IC design, business development, sales and marketing, start-up company and corporate management in both United States and China. Prior to joining SMIC, Dr. Tang was Vice President of Design Service at Shanghai Hua Hong NEC Electronics Company. Before Hua Hong NEC, he was a co-founder and Chief Technology Officer of Penstar Technology Company. He also previously held management positions at Intel ITP and New Business Groups and Lanstar Semiconductor USA. Dr. Tang began his career in United States as an assistant professor in Electrical Engineering and Computer Sciences at Texas A&M University-Kingsville, rising to become a turned associate professor. Dr. Tang holds a bachelor’s degree in mathematics from Tianjin Nankai University, a master and Ph.D both in electrical engineering from Texas A&M University, College Station. Dr. Tang published over thirty peer-reviewed technical articles, led seven research programs funded by distinguished sources in both United States and China, and advised more than 20 graduate students. Dr. Tang was honored Scientific Chinese Figures 2015. Dr. Tang retired from SMIC on February 1, 2018.

Dr. Zhou Meisheng, age 59, was appointed as Executive Vice President of Technology Research and Development since October 12, 2017. Dr. Zhou is one professional of the “National Recruitment Program of Global Experts (abbreviation of the overseas high-level talent introduction plan). Before she joined the Company, she served in Lam Research China as Regional CTO. Prior to that, Dr. Zhou has ever served as Vice President of the Company. Prior to serve as vice president of Lam Research China, she has ever conducted various levels of management positions in Chartered Semiconductor Manufacturing, TSMC, UMC and Global Foundries. Dr. Zhou received BSc and MSc degrees from Fudan University China in 1982 & 1985 respectively, and Ph.D. degree in Chemistry from Princeton University in 1990.  Equipped with more than 20 years’ experience in world’s leading foundry companies, Dr. Zhou has accumulated extensive and rich management experience in advanced technology R&D, technical cooperation, technology transfer, verification of mass production, the start-up operation/mass production/operation of 12”  Fab, and gradually shaped her own distinctive management philosophy. Specialized in module device, process and integrated technology, Dr. Zhou has been awarded with more than 130 US patents and published over 40 papers as co-inventor/author.

Mr. Gareth Kung joined SMIC in July 2012. He worked as Executive Vice President, Investment and Strategic Business Development and Finance and Company Secretary. Mr. Kung has over 25 years’ work experience working as a chief financial officer in publicly listed companies, private equity investment manager, banker and auditor. Between 2003 and 2009, Mr. Kung worked at SMIC as the Group Treasurer and Group Controller. From July 2012 to February 2014 Mr. Kung worked as the Company’s Chief Financial Officer. Mr. Kung holds a MBA from the University of Western Ontario and a bachelor’s degree in accounting from the National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore and a Chartered Accountant of England and Wales. In addition, he is a Chartered Financial Analyst. Mr. Kung resigned from SMIC in July 2017.

Joint Company Secretary

Dr. Gao Yonggang

Biographical details are set out above.

Dr. Liu Wei, aged 60, was appointed as SMIC’s Joint Company Secretary in July 2017. Dr Liu is one of the senior partners of DLA Piper. Between 2008 and 2017, Dr. Liu was the Head of China Practice and managing partner of the Beijing Office of DLA Piper. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong, England and Wales. Dr. Liu graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge, with a bachelor in Chinese literature, a master degree in law, a PhD in Law in 1982, 1986 and 1996 respectively. He also completed his Postgraduate Certificate in Laws (PCLL) of the University of Hong Kong in 2000. Dr. Liu was the first student from the mainland of the PRC to obtain a PhD in law from the University of Cambridge after 1949. Dr. Liu worked for several local and state PRC governmental authorities. He is currently a member of the Shaanxi CPPCC. In 1988, Dr. Liu, as one of the lawyers working in Hong Kong in the early stage, participated in related work of the Hong Kong Basic Law, and then he was retained by the Securities and Futures Commission of Hong Kong as a PRC affairs officer responsible for the policies and supervision of law of red chip shares, H-shares and B-shares, and was responsible for coordination with the China Securities Regulatory Commission, the Shenzhen Stock Exchange and the Shanghai Stock Exchange.

Changes in Directorate and Update of Director’s Information

Changes in the Members of the Board of Directors

As previously disclosed by the Company, there are the following changes in the members of the Board, between the period from the date of the 2017 interim report and the date of this annual report:

•	Dr. Zhao HaiJun was appointed as Class II Executive Director and his title was changed from Chief Executive Officer into Co-Chief Executive Officer of the Company on October 16, 2017; and
•	Dr. Liang Mong Song was appointed as Class III Executive Director and Co-Chief Executive Officer of the Company on October 16, 2017.

Changes in, and Updates to, Previously Disclosed Information Relating to the Directors

As required under the Rules Governing  the  Listing  of  Securities  on  The  Stock  Exchange  of Hong  Kong Limited (the “Listing Rules”), certain changes in, and updates to, the information previously disclosed  regarding the Directors during their respective terms of office are set out below:

•

Dr. Gao Yonggang resigned from the position of independent director of China Building Material Test & Certification Group Co., Ltd. and GRINM Semiconductor Materials Co., Ltd with effect from February and April 2018 respectively.

•

Dr. Tong Guohua served as the Chairman General Manager and Secretary of Party of China Academy of Telecommunications Technology Co., Ltd as well as Executive Director and President of Datang Telecom Technology & Industry Holdings Co., Ltd since December 2017 and was elected as a member of the thirteenth CPPCC National Committee in January 2018.

B.   Director and Executive Compensation

Details of the emoluments paid or payable by us to our directors, including Zhou Zixue, our Chairman and Executive director, Zhao HaiJun, our Co-Chief Executive Officer and Executive Director, Liang Mong Song,

our Co-Chief Executive Officer and Executive Director and Gao Yonggang, our Chief Financial Officer and Executive Director, in 2017 are set out as below:

		Employee settled
	Salaried and	share-base	Total
	wages	payment	remuneration
	(in US$ thousands)
Executive Directors:
Zhou Zixue	765	311	1,076
Zhao HaiJun*	726	1,514	2,240
Liang Mong Song*	65	—	65
Gao Yonggang	634	24	658
Non-executive directors:
Tzu-Yin Chiu**	1,783	5,321	7,104
Chen Shanzhi	75	128	203
Zhou Jie	—	—	—
Ren Kai	70	—	70
Lu Jun	—	—	—
Tong Guohua	40	217	257
Li Yonghua (Alternate to Chen Shanzhi)***	—	—	—
Independent non-executive directors:
Lip-Bu Tan	91	128	219
William Tudor Brown	89	8	97
Carmen I-Hua Chang	70	40	110
Shang-Yi Chiang	47	250	297
Jason Jingsheng Cong	35	217	252
Total remuneration	4,490	8,158	12,648

*     Zhao HaiJun and Liang Mong Song are also the Co-Chief Executive Officers of the Company.

**    Tzu-Yin Chiu resigned as Chief Executive Officer on May 10, 2017 and remains as non-executive director.

***   Li Yonghua resigned as alternate director of Chen Shanzhi with effect from February 24, 2017.

The remuneration paid or payable by us to our senior management personnel, including Zhao HaiJun,  Liang Mong Song and Gao Yonggang during the year are as follows:

For the Year ended
December 31, 2017
(in US$ thousands)
Short-term benefits	2,553
Share-based payments	1,955
Total	4,508

We do not provide pension, retirement or similar benefits to our executive officers and directors except statutorily required benefits.

In 2017, we have granted options to purchase an aggregate of 1,687,500 ordinary shares under our 2014 Stock Option Plan and awarded an aggregate of 1,687,500 restricted share units under our 2014 Equity Incentive Plan to certain executive officers. Our 2014 Stock Option Plan and our 2014 Equity Incentive Plan see "Item 6.E - Stock Incentive Schemes". The exercise price of the options granted to our executive officers in 2017 to purchase ordinary shares under the 2014 Stock Option Plan was US$1.01 per share. The expiration dates of these options range from May 24, 2026 to September 11, 2026.

C.   Board Practices

Board of Directors

Members of the Board are elected or re-elected by the shareholders of the Company. The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, to hold office until the next annual general meeting of the Company after such appointment and shall then be eligible for re-election at that meeting.

The composition of the Board during the year ended December 31, 2017 and up to the date of this report is set forth as follows:

Name of Director	Position	Class	Appointment Commencement Date
Zhou ZiXue	Chairman and Executive Director	I	2015/3/6
Tzu-Yin Chiu	Vice Chairman, Non-executive Director	I	2011/8/5 (redesignated to Non-executive Director on 2017/5/11)
Gao Yonggang	Chief Financial Officer, Executive Vice President, Joint Company Secretary and Executive Vice	I	2009/6/23
William Tudor Brown	Independent Non-executive Director	I	2013/8/8
Tong Guohua	Non-executive Director	I	2017/2/14
Chen Shanzhi	Non-executive Director	II	2009/6/23
Lip-Bu Tan	Independent Non-executive Director	II	2001/11/3
Carmen I-Hua Chang	Independent Non-executive Director	II	2014/9/1
Lu Jun	Non-executive Director	II	2016/2/18
Zhao HaiJun	Co-Chief Executive Officer, Executive Director	II	2017/10/16
Zhou Jie	Non-executive Director	III	2009/1/23
Ren Kai	Non-executive Director	III	2015/8/11
Shang-Yi Chiang	Independent Non-executive Director	III	2016/12/20
Jason Jingsheng Cong	Independent Non-executive Director	III	2017/2/14
Liang Mong Song	Co-Chief Executive Officer, Executive Director	III	2017/10/16

Committees of Our Board of Directors

Our board of directors has an audit committee, a compensation committee and a nomination committee. The composition and responsibilities of these committees are described below.

Audit Committee

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

•

pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor holding senior positions regardless of whether that person was a member of the Company’s audit team;

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

•	considering the adequacy of resources, staff qualifications and experience, training programs and budget of the Company’s accounting and financial reporting function;
•	reviewing the Company’s risk assessment and management policies;
•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;
•	establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and
•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During the year ended December 31, 2017, the audit committee reviewed:

•	the Company’s budget for 2017;
•	the financial reports for the year ended and December 31, 2016 and the six months ended June 30, 2017;
•	the quarterly financial statements, earnings releases and any updates thereto;
•	the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations based on their audit of the Company’s financial reports;
•	the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “SOX”);
•	the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;
•	2016 risk management systems and assessment results;
•	2017 audit plan and audit team;
•	2017 SOX audit scope and SOX audit results for the year ended December 31, 2016 and six months ended June 30, 2017;
•	the quarterly audit plan and quarterly audit items result;
•	the quarterly risk assessment early warning index;
•	the findings of the Company’s compliance office, which ensures compliance with the HKSE’s Corporate Governance Code (“CG Code”) and Insider Trading Policy;
•	the reports of the Company’s ethics hotline;
•	the audit fees for the Company’s independent auditors; and
•	the Company’s independent auditors’ engagement letters .

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

At each quarterly Audit Committee meeting, the Audit Committee, the Chief Financial Officer and the Company’s independent auditors review the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Compensation Committee

Currently, the members of the Company’s Compensation Committee (“Compensation Committee”) are Mr. William Tudor Brown (Chairman of Compensation Committee), Mr. Zhou Jie, Mr. Lip-Bu Tan, Dr. Tong Guohua, and Dr. Shang-Yi Chiang. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

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

The Compensation Committee shall have the delegated authority to determine the remuneration packages of individual executive Directors and the Company’s executive officers/senior management, and make recommendations to the Board on the remuneration of non-executive Directors. During the year ended December 31, 2017, in addition to reviewing the remuneration of executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

•	the remuneration policy for employees for the year 2017;
•	the profit-sharing and bonus policies and basis of calculation;
•	the long term compensation strategy, including the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans;
•	the compensation package of Dr. Tzu-Yin Chiu upon his resignation as the Company’s CEO and the compensation package of new appointed CEO;
•	the proposed compensation packages of newly-appointed Executive Directors during the year; and

•	the proposed compensation change of directors.

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

Nomination Committee

Currently, the members of the Company’s Nomination Committee (“Nomination Committee”) are Dr. Zhou Zixue (Chairman of Nomination Committee), Mr. Lu Jun, Mr. William Tudor Brown, Mr. Lip-Bu Tan and Ms. Carmen I-Hua Chang.

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

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting. During the year ended December 31, 2017, the Nomination Committee:

•	reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•	set criteria and reviewed potential nominees for directorships;
•	evaluated the independence of the independent non-executive directors;
•	reviewed the re-election of Directors;
•	nominated independent non-executive director, non-executive director, executive directors; and
•	nominated new members for compensation committee.

D.   Employees

The following table sets forth, as of the dates indicated, the number of our employees serving in the capacities indicated:

	As of December 31,
Position	2014	2015	2016	2017
Managers	930	962	1,210	1,380
Professionals(1)	4,988	6,112	7,978	8,230
Technicians	5,116	6,170	8,100	7,549
Clerical staff	351	229	679	667
Total(2)	11,385	13,473	17,967	17,826

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.
(2)	Includes 14, 13, 56 and 49 temporary and part-time employees in 2014, 2015, 2016, and 2017 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of our employees by geographic location:

	As of December 31,
Location of Facility	2014	2015	2016	2017
Shanghai	6,896	7,533	8,404	8,077
Beijing	2,518	3,242	4,721	4,607
Tianjin	1,511	1,630	1,663	1,636
Chengdu	10	10	10	10
Shenzhen	405	843	1,284	1,477
Jiangyin	—	174	314	356
Ningbo	—	—	—	82
United States	25	20	20	23
Europe	6	7	1,537	1,541
Japan	2	2	2	4
Taiwan Office	9	9	9	10
Hong Kong	3	3	3	3
Total	11,385	13,473	17,967	17,826

Our employees are not covered by any collective bargaining agreements.

E.   Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our Directors and options to purchase ordinary shares as of December 31, 2017:

	Number of						Percentage of Aggregate
	Ordinary						Interests to Total Issued
	Shares	Derivatives				Aggregate	Share Capital of the
Board Member	Held(22)	Share Options(22)		Other(22)		Interest(22)	Company(1)
Co-Chief Executive Officers
Zhao HaiJun	49,311	1,875,733	(2)	1,687,500	(3)	3,612,544	0.073%
Liang Mong Song	—	—		—		—	—

Executive Director
Zhou Zixue	—	2,521,163	(4)	1,080,498	(5)	3,601,661	0.073%
Gao Yonggang	—	1,964,003	(6)	85,505	(7)	2,049,508	0.042%

Non-executive Director
Tzu-Yin Chiu	3,519,361	9,603,588	(8)	3,351,477	(9)	16,474,426	0.335%
Chen Shanzhi	—	477,187	(10)	162,656	(11)	639,843	0.013%
Zhou Jie	—	—		—		—	—
Ren Kai	—	—		—		—	—
Lu Jun	—	—		—		—	—
Tong Guo Hua	—	187,500	(12)	187,500	(13)	375,000	0.008%

Independent Non-executive Director
Lip-Bu Tan	115,439	591,426	(14)	62,500	(15)	769,365	0.016%
William Tudor Brown	—	—	(16)	—		—	—
Carmen I-Hua Chang	—	488,730	(17)	—		488,730	0.010%
Shang-Yi Chiang	—	187,500	(18)	187,500	(19)	375,000	0.008%
Jason Jingsheng Cong	—	187,500	(20)	187,500	(21)	375,000	0.008%

Notes:

(1)	Based on 4,916,106,889 Ordinary Shares issued by us as at December 31, 2017.
(2)

These options comprise: (a) options which were granted to Dr. Zhao on June 11, 2013 to purchase 1,505,854 Ordinary Shares at a price of HK$6.40 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 10, 2023 or 90 days after termination of his service, (b) options which were granted to Dr. Zhao on September 7, 2017 to purchase 1,687,500 Ordinary Shares at a price of HK$7.9 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of September 6, 2027 or 90 days after termination of his service as Co-Chief Executive Officer. As of December 31, 2017, 1,317,621 of these options have been exercised.

(3)

On September 7, 2017, Dr. Zhao was granted an award of 1,687,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Co-Chief Executive Officer. As of December 31, 2017, none of these RSUs has been exercised.

(4)

On May 20, 2015, Dr. Zhou was granted options to purchase 2,521,163 Ordinary Shares at a price of HK$8.30 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(5)

On May 20, 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of December 31, 2017, 540,249 Restricted Share Units were vested.

(6)

These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 1,360,824 Ordinary Shares at a price of HK$6.24 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 288,648 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(7)

On November 17, 2014, Dr. Gao was granted an award of 291,083 Restricted Share Units pursuant to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017; and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As December 31, 2017, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(8)

These options comprise: (a) On September 8, 2011, Dr. Chiu was granted options to purchase 8,698,753 Ordinary Shares at a price of HK$4.55 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 703,106 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 150,252 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. (d) On April 5, 2017, options to purchase 2,109,318 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. (e) On May 22, 2017, options to purchase 1,054,659 shares at a price of HK$8.48 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on June 30, 2017 and will expire on the earlier of June 29, 2027 or 120 days after termination of his service as a Director to the Board. (f) On September 7, 2017, options to purchase 187,500 shares at a price of HK$7.9 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on June 24, 2017 and will expire on the earlier of June 23, 2027 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, 3,300,000 of these options have been exercised.

(9)

These restricted share units comprise: (a) On May 25, 2016, 703,106 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 150,252 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 2,109,318 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (d) On May 22, 2017, 1,054,659 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested on June 30, 2017. (e) On September 7, 2017, 187,500 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over a period of three years at the rate of 33%, 33% and 34% on each anniversary of June 24, 2017, shall fully vest on June 24, 2020. As of December 31, 2017, 853,358 Restricted Share Units have been exercised.

(10)

These options comprise: (a) On May 24, 2010, Dr. Chen was granted options to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 98,958 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 1,198 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. (d) On April 5, 2017, options to purchase 62,500 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(11)

These restricted share units comprise: (a) On May 25, 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 1,198 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 62,500 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. As of December 31, 2017, none of these RSUs has been exercised.

(12)

On April 5, 2017, Dr. Tong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(13)

On April 5, 2017, Dr. Tong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of February 14, 2017, shall fully vest on February 14, 2020. As of December 31, 2017, none of these RSUs has been exercised.

(14)

These options comprise: (a) options granted to Mr. Tan on February 17, 2009 to purchase 100,000 Ordinary Shares at a price of HK$2.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on February 23, 2010 to purchase 313,487 Ordinary Shares at a price of HK$7.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (c) options granted to Mr. Tan on May 25, 2016 to purchase 114,583 Shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board, (d) options granted to Mr. Tan on September 12, 2016 to purchase 856 Shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board, and (e) options granted to Mr. Tan on April 5, 2017 to purchase 62,500 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(15)

These restricted share units comprise: (a) On May 25, 2016, 114,583 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 856 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 62,500 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. As of December 31, 2017, 115,439 Restricted Share Units were exercised.

(16)

On September 6, 2013, Mr. Brown was granted options to purchase 449,229 Ordinary Shares at a price of HK$5.62 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, all of these options have been exercised.

(17)

On November 17, 2014, Ms. Chang was granted options to purchase 488,730 Ordinary Shares at a price of HK$8.5 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(18)

On April 5, 2017, Dr. Chiang was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(19)

On April 5, 2017, Dr. Chiang was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of December 20, 2016, shall fully vest on December 20, 2019. As of December 31, 2017, none of these RSUs has been exercised.

(20)

On April 5, 2017, Dr. Cong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of December 31, 2017, none of these options has been exercised.

(21)

On April 5, 2017, Dr. Cong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of February 14, 2017, shall fully vest on February 14, 2020. As of December 31, 2017, none of these RSUs has been exercised.

(22)

These interests have been adjusted upon the Share Consolidation taking effect from December 7, 2016 on the basis of consolidating every ten Ordinary Shares of US$0.0004 each into one Ordinary Share of US$0.004 each.

The shareholdings set forth above excludes shares beneficially owned by entities affiliated with our Directors. Each of our Directors disclaims beneficial ownership of the shares beneficially owned by such affiliated entity, except to the extent of such director’s pecuniary interest therein as disclosed above.

The exercise price of our options is denominated in Hong Kong dollars. Such exercise prices of our options in Hong Kong dollar was converted into U.S. dollars at the exchange rates that were in effect as of the applicable option grants dates.

The compensation committee has approved the grant of options to each of our executive officers options to purchase ordinary shares pursuant to our 2004 Stock Option Plan and 2014 Stock Option Plan, as applicable, and restricted share units that represent rights to receive ordinary shares pursuant to our 2004 Equity Incentive Plan and 2014 Equity Incentive Plan. The exercise price of the options ranges from US$0.35 to US$1.47. The options expire between May 15, 2017 and September 11, 2026. The majority of the options and restricted share units are subject to a four-year vesting period. Each executive officer owns less than 1% of the total outstanding shares.

The purposes of the our stock incentive plans are to attract, retain and motivate employees and our directors, and our other service providers, to provide a means on and after the public offering of compensating them for their contributions to our growth and profits and to allow such employees, directors and service providers to participate in such growth and profitability.

2004 Stock Incentive Plans

2004 Stock Option Plan

Our shareholders adopted on February 16, 2004 that certain 2004 Stock Option Plan which then became effective on March 18, 2004 and was amended it on June 23, 2009. The number of the Ordinary Shares that may be issued pursuant to our 2004 Stock Option Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares prior to the Share Consolidation,  representing 4.95% of the issued Ordinary Shares as at December 31, 2017.

In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2004 Stock Option Plan exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time. Stock options issued under the 2004 Stock Option Plan are issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2004 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under our 2004 Stock Option Plan are available again for grant and issuance under our 2004 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

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

Our 2004 Stock Option Plan provides for the grant of options to our employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2004 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2004 Stock Option Plan; provided that, ISOs may be granted only to our employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2004 Stock Option Plan by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules)) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

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

Amended and Restated 2004 Equity Incentive Plan

Our shareholders approved 2004 Equity Incentive plan on February 16, 2004. Subsequently, our shareholders adopted an Amended and Restated 2004 Equity Incentive Plan that became effective on June 3, 2010. The aggregate number of the Ordinary Shares that may be issued pursuant to the Amended and Restated 2004 Equity Incentive Plan may not exceed 1,015,931,725 Ordinary Shares prior to the Share Consolidation, representing 2.07% of the issued Ordinary Shares as at December 31, 2017. Awards issued under the Amended and Restated 2004 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the Amended and Restated 2004 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares may become available for issuance under our Amended and Restated 2004 Equity Incentive Plan:

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

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. The price HKD0.031 of an RSA is determined by the compensation committee. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or our American depositary shares and cash.

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

2014 Stock Incentive Plans

2014 Stock Option Plan

We adopted a 2014 Stock Option Plan that became effective on November 15, 2013 when the 2014 Stock Option Plan was registered with the PRC State Administration of Foreign Exchange. The number of Ordinary Shares that may be issued pursuant to the 2014 Stock Option Plan and the 2014 Employee Stock Purchase Plan (if adopted) shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares prior to the Share Consolidation, representing 6.52% of the issued Ordinary Shares as at December 31, 2017. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2014 Stock Option Plan or any of our other stock option plans or any outstanding purchase right granted under the 2014 Employee Stock Purchase Plan (if adopted) or any other of our employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. Stock options issued under the 2014 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of our Ordinary Shares available under the 2014 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the 2014 Stock Option Plan will again be available for grant and issuance under the 2014 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

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

2014 Employee Stock Purchase Plan

Our shareholders adopted a 2014 Employee Stock Purchase Plan on June 13, 2013. Purchases are accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The number of our Ordinary Shares that may be issued pursuant to the 2014 Employee Stock Purchase Plan and our 2014 Stock Option Plan shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares prior to the Share Consolidation, representing 6.52% of the issued Ordinary Shares as at December 31, 2017. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding purchase right granted under this 2014 Employee Stock Purchase Plan or any of our other employee stock purchase plans or any outstanding stock option granted under our 2014 Stock Option Plan or any of our other stock option plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. All shares purchased under the 2014 Employee Stock Purchase Plan shall be issued in the form of American depositary shares. For purposes of determining the number of the Company’s Ordinary Shares available under the 2014 Employee Stock Purchase Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares.

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

New participants are required to enroll in a timely manner as specified by the Company’s compensation committee. Once an employee is enrolled, participation in subsequent offering periods is automatic. The length of each offering period shall be neither shorter than six months nor longer than twenty-seven months. The Company’s compensation committee determines the starting and ending date of each offering period. An employee’s participation automatically ends upon termination of employment for any reason.

No participant has the right to purchase our American depositary shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. On the first business day of each offering period, a participant shall be granted a purchase right, determined by: (i) dividing (A) the product of $25,000 and the number of calendar years during all or part of which the purchase right shall be outstanding by (B) the fair market value of the American depositary shares on the first business day of the offering period, and (ii) subtracting from the quotient (A) the number of American depositary shares the participant purchased during the calendar year in which the first business day of the applicable offering period occurs under the 2014 Employee Stock Purchase Plan or under any of our other employee stock purchase plans which is intended to qualify under Section 423 of the Code, plus (B) the number of American depositary shares on the first business day of the applicable offering period subject to any outstanding purchase rights granted to the participant under any of our other employee stock purchase plans which is intended to qualify under Section 423 of the Code. If application of this formula would result in the grant of purchase rights covering, in the aggregate, more than the number of American depositary shares that the compensation committee has made available for the relevant offering period, then the compensation committee shall adjust the number of American depositary shares subject to the purchase right in order that, following such adjustment, the aggregate number of American depositary shares subject to the purchase right shall remain within the applicable limit.

The purchase price for shares of our American depositary shares purchased under our 2014 Employee Stock Purchase Plan shall be 85% of the lesser of the fair market value of our American depositary shares on (i) the first business day of the applicable offering period and (ii) the last day of the applicable offering period.

We have not granted any purchase right under our 2014 Employee Stock Purchase Plan so far.

2014 Equity Incentive Plan

We adopted a 2014 Equity Incentive Plan that became effective on November 15, 2013 when the 2014 Equity Incentive Plan was registered with the PRC State Administration of Foreign Exchange. The aggregate number of the Ordinary Shares that may be issued pursuant to the 2014 Equity Incentive Plan may not exceed 801,844,281 Ordinary Shares prior to the Share Consolidation, representing 1.63% of the issued Ordinary Shares as at December 31, 2017. Awards issued under the 2014 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Company’s Ordinary Shares available under the 2014 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares will again be available again for grant and issuance under the 2014 Equity Incentive Plan:

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

Restricted share units represent the right to receive our Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. The price HKD0.031 of an RSA will be determined by the compensation committee. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the American depositary shares and cash.

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

The compensation committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-Employee Subsidiary Director”).

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
(1)	granted to a Ten Percent Holder (as defined below), the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and
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

A Subsidiary Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant award document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Subsidiary Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five(5) years from the date of grant.

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

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non- Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

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

(n)	Change in the Capital Structure of the Subsidiary

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalization issue, reduction of capital, consolidation, sub- division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorized for issuance in order to preserve, the benefits or potential benefits intended to be  made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Subsidiary Stock Options and the number and kind of shares subject to any outstanding Subsidiary Stock Option and the purchase price per share under any outstanding Subsidiary Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

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

The Subsidiary Plans, under which no more than 56,666,666 Subsidiaries Shares can be issued, representing 10.00% of outstanding Subsidiaries Shares as at December 31, 2017, will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

SJ Semiconductor Corporation, which is a majority-owned subsidiary of the Company, has adopted the Subsidiary Plan.

Item 7.         Major Shareholders and Related Party Transactions

A.   Major Shareholders

Ordinary Shares

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of December 31, 2017, by each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares as of such date.

					Percentage of
					Ordinary				Percentage of
					Shares Held				Total Interests
					to Total				to Total Issued
			Number of		Issued Share				Share Capital
	Nature of	Long/Short	Ordinary		Capital of the				of the
Name of Shareholder	Interest	Position	Shares Held(5)		Company(1)	Derivatives(5)	Total Interest(5)		Company(1)
Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	797,996,122	(2)	16.23%	—	797,996,122		16.23%

China IC Fund	Interest of corporation controlled	Long Position	740,000,000	(3)	15.05%	—	740,000,000		15.05%

Tsinghua University	Interest of corporation controlled	Long Position	363,345,100	(4)	7.39%	—	363,345,100	(4)	7.39%

Zhao Weiguo	Interest of corporation controlled	Long Position	363,345,100	(4)	7.39%	—	363,345,100	(4)	7.39%

Notes:

(1)	Based on 4,916,106,889 Ordinary Shares in issue as at December 31, 2017.
(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.
(3)	All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of Xunxin (Shanghai) Investment Co., Ltd., which in turn is wholly-owned by China IC Fund.
(4)

Tsinghua University holds 363,345,100 Ordinary Shares in long position through Tsinghua Unigroup Co., Ltd. (a 51% indirectly held subsidiary of Tsinghua University and a 49% indirectly held subsidiary of Zhao Weiguo) and another corporation controlled by it.

(5)

These interests have been adjusted upon the Share Consolidation taking effect from December 7,2016 on the basis of consolidating every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004 each.

B.   Related Party Transactions

The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the rules and regulations promulgated pursuant to the Exchange Act only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under IFRS.

Director Service Contracts

We have entered into service contracts with indemnification provisions with each of our current directors. Except for the indemnification provisions, the service contracts as stated in the preceding sentence do not provide for benefits upon termination of service or employment.

Grant of Restricted Share Units to Dr. Chiu, Dr. Chiang, Dr. Chen, Dr. Tan, Dr. Tong and Dr. Cong

At meetings of the Board held on December 20, 2016 and February 14, 2017 respectively, the Board resolved to grant 2,796,818 RSUs (the “Proposed RSU Grants”) under the 2014 Equity Incentive Plan, approved by the independent shareholders at the annual general meeting.

Among the 2,796,818 RSUs, 2,109,318 RSUs were granted to Dr. Tzu-Yin Chiu (the then Chief Executive Officer of the Company and an Executive Director), 62,500 RSUs were granted to Dr. Chen Shanzhi (a non-Executive Director), 62,500 RSUs were granted to Mr. Lip-Bu Tan (an Independent Non- Executive Director), 187,500 RSUs were granted to Dr. Shang-yi Chiang (an Independent Non-Executive Director), 187,500 RSUs were granted to Dr. Tong Guohua (a non-Executive Director) and 187,500 RSUs were granted to Dr. Jason Jingsheng Cong (an Independent Non-Executive Director). Each of the RSUs granted to Dr. Chiu, Dr. Chen, and Mr. Tan represents the right to receive an ordinary share on the date it vests, and it is intended that such RSUs would vest immediately upon their grant. Each of the RSUs to be granted to Dr. Chiang, Dr. Tong and Dr. Cong represents the right to receive an ordinary share on the date it vests, and it is intended that such RSUs would vest over a period of three years at the rate of 33%, 33% and 34% for each 12-month period commencing on the date on which the relevant director commenced his term of office as director. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants are intended to be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the ordinary shares to be issued pursuant thereto).

The grant of 2,796,818 RSUs and any transactions contemplated thereunder constitutes non-exempt connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and thus subject to reporting, announcement and the independent shareholders’ approval requirements of Chapter 14A of the Hong Kong Listing Rules. In accordance with the Hong Kong Listing Rules, an Independent Board Committee was established to advise and provide recommendation to the independent shareholders in respect of the Proposed RSU Grants and any transactions contemplated thereunder and to advise the independent shareholders on how to vote. The proposed RSU Grants and the transactions were approved by the independent shareholders at the annual general meeting of the Company held on June 23, 2017.

Grant of RSUs to Dr. Tzu-yin Chiu

At a meeting of the Board held on May 10, 2017, the Board resolved to grant to Dr. Tzu-yin Chiu (the then Chief Executive Officer of the Company and an Executive Director) 1,054,659 RSUs (the “Proposed Grant”) under the 2014 Equity Incentive Plan. Each of the RSUs to be granted to Dr. Chiu represents the right to receive an ordinary share on the date it vests, and it is intended that such RSUs would vest on June 30, 2017, being the date on which Dr. Chiu would complete his term as an advisor to the Company during the transitional period of the change in Chief Executive Officer following his stepping down as Chief Executive Officer of the Company on May 10, 2017. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed Grant is intended to be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the ordinary shares to be issued pursuant thereto).

The grant of 1,054,659 RSUs and any transactions contemplated thereunder constitutes non-exempt connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. The proposed Grant and the transactions were approved by the independent shareholders at the extraordinary general meeting of the Company held on September 29, 2017.

Capital Contribution to a Joint Venture Company — Sino IC Leasing Co., Ltd.

The Company entered into a joint venture agreement on October 15, 2015 with China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”) and its sole manager, Sino IC Capital Co., Ltd. (“Sino IC Capital”), as well as seven other independent third parties to establish a joint venture company, Sino IC Leasing Co., Ltd. (the “Joint Venture Company”/”Sino IC Leasing”) in the PRC.

On July 20, 2017, the Company, China IC Fund, Sino IC Capital, and thirteen other independent third parties agreed to amend the previous joint venture agreement through the Amendment JV Agreement, pursuant to which: (i) the Company has agreed to increase its capital contribution obligation towards the Joint Venture Company from RMB0.60 billion to RMB0.80 billion (of which RMB792,075,000 should be paid into its registered capital and RMB7,925,000 should be paid into its capital reserves) while its shareholding in the Joint Venture Company will decrease from approximately 10.56% to approximately 7.44%; and (ii) China IC Fund has agreed to increase its capital contribution obligation towards the Joint Venture Company from RMB2.00 billion to RMB3.50 billion (of which RMB3,440,562,000 should be paid into its registered capital and RMB59,438,000 should be paid into its capital reserves) while its shareholding in the Joint Venture Company will decrease from approximately 35.21% to approximately 32.31%.

The above parties’ performance of their capital contribution obligations would lead to an increase in the registered capital of the Joint Venture Company from RMB5.68 billion to approximately RMB10.65 billion and an increase in the capital reserves of the Joint Venture Company from 0 to RMB205.06 million .

Taking into account of the development needs of the industry and the Joint Venture Company’s need to increase its asset scale and industry influence, the Company considers that increasing its capital commitment to the Joint Venture Company is beneficial to the Company to create a favourable financial environment to expand its financing channels and enhance its financial returns. The Directors (including the independent non-executive Directors) believe that the terms of the Amendment JV Agreement are fair and reasonable, and the entering into of the Amendment JV Agreement and the transactions contemplated thereunder are on normal commercial terms, in the ordinary and usual course of business of the Group and in the interests of the Company and its shareholders as a whole.

No Director is considered to have a material interest in the Amendment JV Agreement which would have required the Director to abstain from voting at the board meeting authorising the Amendment JV Agreement.

As China IC Fund holds approximately 15.91% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company under the Listing Rules. The Amendment JV Agreement constitutes a connected transaction of the Company .

Provisions of Guarantees

On December 21, 2016, SMIC Beijing, a wholly-owned subsidiary of the Company, entered into the two guarantee agreements with Sino IC Leasing Tianjin Co., Ltd. (“Sino IC Leasing (Tianjin)”) to provide guarantees of an aggregate amount of approximately US$59,583,000 in favour of Sino IC Leasing (Tianjin) in respect of the payment obligations of SMNC under certain lease agreements.

On March 16, 2017, SMIC Beijing entered into these guarantee agreements (the “March Guarantee Agreements”) with Sino IC Leasing (Tianjin) to provide guarantees of an aggregate amount of approximately $65,882,000 in favour of Sino IC Leasing (Tianjin) in respect of the payment obligations of SMNC under certain lease agreements.

On July 31, 2017, the Company entered into these guarantee agreements (the “July Guarantee Agreements”) with Xincheng Leasing (Tianjin) Co., Ltd. (“Xin Cheng Leasing”) or Xindian Leasing (Tianjin) Co., Ltd. (“Xin Dian Leasing”) (as the case may be) to provide guarantees of an aggregate amount of approximately US$125,492,000 in favour of Xin Cheng Leasing or Xin Dian Leasing (as the case may be) in respect of the payment obligations of SMNC under certain lease agreements.

The Company believes that the entering into of the March and July Guarantee Agreements will lower the funding cost of SMNC and enable SMNC to lease the relevant machinery to support its normal operations and production. The Directors (including the independent non-executive Directors) are of the view that the terms of the March and July Guarantee Agreements are fair and reasonable, that the entering into of the March and July Guarantee Agreements is on normal commercial terms, in the ordinary and usual course of business of the Group and in the interests of the Company and its shareholders as a whole.

As China IC Fund holds approximately 15.91% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund also holds approximately 35.21% equity interest in Sino IC Leasing, therefore Sino IC Leasing is a connected person of the Company under the Listing Rules by virtue of being an associate of a connected person of the Company as defined under Rule 14A.13 of the Listing Rules. Sino IC Leasing (Tianjin) is a wholly-owned subsidiary of Sino IC Leasing and also a connected person of the Company. Each of Xin Cheng Leasing and Xin Dian Leasing is a wholly-owned subsidiary of Sino IC Leasing (Tianjin) and also a connected person of the Company.

In addition, as China IC Fund holds approximately 26.50% equity interest in SMNC, SMNC is a connected subsidiary of the Company as defined under Rule 14A.17 of the Listing Rules as well as a commonly held entity as defined under Rule 14A.27 of the Listing Rules. Accordingly, the March and July Guarantee Agreements constitute the connected transactions of the Company.

Proposed Capital Contribution in a Joint Venture in Beijing

On June 3, 2013, the Company entered into a joint venture agreement with SMIC Beijing, Beijing Industrial Development Investment Management Co. Ltd. (“IDIMC”) and ZDG in relation to the establishment of a joint venture company. SMNC principally engages in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits.

On May 10, 2016, the Company, SMIC Beijing, China IC Fund, Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (“Beijing Semi Fund”), IDIMC and ZDG amended the previous joint venture agreement through the amended and restated joint venture agreement, pursuant to which: (i) the Company and SMIC Beijing’s outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement would decrease from US$804.38 million to US$708.38 million as their aggregate shareholding in SMNC would decrease from 55% to 51%; and (ii) China IC Fund would make cash contribution of US$636 million into the registered capital of SMNC. The above parties’ performance of their capital contribution obligations would lead to an increase in the registered capital of SMNC from US$1.2 billion to US$2.4 billion.

On August 10, 2017, the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings Corporation (“SMIC Holdings”) and E-Town Capital have agreed to amend the previous joint venture agreement through the amended and restated joint venture agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings have agreed to make further cash contribution of US$1,224  million into the registered capital of SMNC. Their outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will increase from nil to US$1,224 million. Their aggregate shareholding in SMNC will remain at 51%; (ii) China IC Fund has agreed to make further cash contribution of US$900 million into the registered capital of SMNC. Its shareholding in SMNC will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276 million into the registered capital of SMNC representing 5.75% of the enlarged registered capital of SMNC. The above parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of SMNC from US$2.4 billion to US$4.8 billion. .

On August 10, 2017, the Company, SMIC Beijing, China IC Fund, Beijing Semi Fund, IDIMC, ZDG, SMIC Holdings, E-Town Capital and SMNC also entered into the Capital Increase Agreement to carry out the proposed capital contribution.

As China IC Fund mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials, the Company believes that such partnership will capture more business opportunities.

The Directors (excluding independent non-executive Directors) consider that it is in the best interests of the Company and the shareholders as a whole to enter into the Amendment JV Agreement, the Capital Increase Agreement and the transactions contemplated thereunder; the terms of the Amendment JV Agreement and the Capital Increase Agreement are fair and reasonable; and the entering into of the Amendment JV Agreement, the Capital Increase Agreement and transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the shareholders as a whole.

As China IC Fund holds approximately 15.91% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company under the Listing Rules. As Beijing Semi Fund holds approximately 18% equity interest in SMNC, a subsidiary of the Company, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Company’s entering into the Amendment JV Agreement and the Capital Increase Agreement with, amongst others, China IC Fund and Beijing Semi Fund constitutes a connected transaction under Chapter 14A of the Listing Rules. China IC Fund’s further cash contribution of US$900 million into the registered capital of SMNC, a subsidiary of the Company, also constitutes a connected transaction under Chapter 14A of the Listing Rules.

The above transactions were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on September 29, 2017.

RSUs Grant to Dr. Zhao and Dr. Chiu

At meetings of the Board held on May 10, 2017 and August 8, 2017 respectively, the Board resolved to grant 1,875,000 RSUs (the “RSU Grants”) under the 2014 Equity Incentive Plan. Among the 1,875,000 RSUs, 1,687,500 RSUs were granted to Dr. Haijun Zhao (the then Chief Executive Officer of the Company) and 187,500 RSUs were granted to Dr. Tzu-Yin Chiu (the Vice Chairman of the Company and non-Executive Director). Each of the RSUs granted to Dr. Zhao and Dr. Chiu represents the right to receive an ordinary share on the date it vests. It is intended that the RSUs granted to Dr. Zhao will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as chief executive officer and the RSUs granted to Dr. Chiu will vest over a period of three years at the rate of 33%, 33% and 34% for each 12-month period commencing on the date on which Dr. Chiu commenced his term of office as non-executive director.

In accordance with the terms of the 2014 Equity Incentive Plan, the RSU Grants are intended to be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the ordinary shares to be issued pursuant thereto).

The grant of 1,875,000 RSUs and any transactions contemplated thereunder constitutes non-exempt connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. The RSU Grant and the transactions were approved by the independent shareholders at the extraordinary general meeting of the Company held on September 29, 2017.

Subscription of Shares and Perpetual Subordinated Convertible Securities by China IC Fund and Datang

On November 29, 2017, the Company entered into a placing agreement (the “Placing Agreement”) with J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch (the “Joint Placing Agents”) pursuant to which the Company conditionally agreed to place, through the Join Placing Agents, 241,418,625 Shares (the “Placing Shares”) to not less than six independent placees at a price of HK$10.65 per Placing Share. The Placing Shares will be allotted and issued pursuant to the general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on June 23, 2017 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution. The issue of the Placing Shares is not subject to the approval of the Shareholders. The placing shares will rank pari passu in all aspects with the ordinary shares of the Company.

On November 29, 2017, the Company and the Barclays Bank PLC, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities Plc (the “Joint Managers”) entered into a subscription agreement (the “Placed PSCS Subscription Agreement”), pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the perpetual subordinated convertible securities of an aggregate principal amount of US$65 million issued by the Company (the “Placed PSCS”).

On December 6, 2017, all the conditions set out in the Placing Agreement had been fulfilled and completion of the Placing took place. Pursuant to the terms and conditions of the Placing Agreement, the Company allotted and issued 241,418,625 Placing Shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the Placing Shares, to not less than six independent Placees at the price of HK$10.65 per Placing Share.

On December 14, 2017, all the conditions set out in the Placed PSCS Subscription Agreement had been fulfilled and completion of the issue of the Placed PSCS in the principal amount of US$65 million took place.

On December 14, 2017, pursuant to the share purchase agreement dated November 6, 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., a company established under PRC laws (“Datang”) (the “Datang Purchase Agreement”), Datang has delivered a notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the potential subscription of securities by China IC Fund pursuant to the exercise of its pre-emptive right under the share purchase agreement dated February 12, 2015 between the Company and China IC Fund (the “China IC Fund Agreement”) and the potential subscription of perpetual subordinated convertible securities by China IC Fund. Details can be found on the announcement of the Company dated December 14, 2017.

On December 14, 2017, pursuant to the China IC Fund Agreement, China IC Fund has delivered a notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the potential subscription of securities by Datang pursuant to the exercise of its pre-emptive right under the Datang Purchase Agreement and the potential subscription of perpetual subordinated convertible securities by Datang. Details can be found on the announcement of the Company dated December 14, 2017.

As each of Datang and China IC Fund is a substantial shareholder of the Company and thus a connected person of the Company, the potential subscription by Datang as indicated above and the potential subscription by China IC Fund as indicated above will constitute connected transactions of the Company and will be subject to independent shareholders’ approval under the Listing Rules. The Company will make such further announcement(s) as necessary if any agreement(s) is/are entered into by the Company with Datang or China IC Fund regarding the above matters.

As of the date of this report, there is no agreement(s) entered into by the Company with Datang or China IC Fund regarding the above matters.

Assets Transfer Agreement with SJ Semiconductor (Jiangyin) Corporation

On December 29, 2017, SMIC Shanghai and SJ Semiconductor (Jiangyin) Corporation (“SJSemi”) had entered into the asset transfer agreement in relation to the disposal of Valued Assets (defined below) (“Asset Transfer Agreement”). The purpose of the transaction was to transfer the business operation of the Shanghai Testing Centre from SMIC Shanghai to SJSemi and merge the business operation of Shanghai Testing Centre to SJSemi. The consideration for the Disposal shall be US$20 million.

The Valued Assets comprise of tangible assets and intangible assets of the Shanghai Testing Centre. The tangible assets include the physical assets that SMIC Shanghai owns or use, which primarily include, among others, machineries and equipment, jigs and documents. The intangible assets include the intellectual property, business secret, business related customer purchase order, business information, operational process and the right to use the workplace and other relevant rights owned or used by SMIC Shanghai. The Valued Assets have been valued by third party valuation institution. The Unvalued Assets comprise of certain tangible assets that do not from part of the Disposal.

SMIC Shanghai had entered into the Assets Transfer Agreement in order to integrate the Group’s business and to optimize its resources. Such transaction will also enhance and realize the specialization and scale of development for the testing function in SJSemi, and conform with the business positioning and strategic planning for SJSemi.

As China IC Fund holds approximately 15.06% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited as at the timing of entering this agreement, it is a substantial shareholder (as defined in the Listing Rules) of the Company and thus  a connected person of the Company at the issuer level under the Listing Rules. China IC Fund invested and holds approximately 29.39% equity interest in SJSemi; SJSemi is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. Accordingly, the Assets Transfer Agreement and the transactions contemplated thereunder constitute connected transactions of the Company.

Disposal Agreement and Subscription Agreement

On April 27, 2016, Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”) entered into a disposal agreement (the “Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Suzhou Changdian Xinke Investment Co., Ltd. (“Holdco A”) (a company incorporated by JCET under PRC laws and owned by JCET, SilTech Shanghai and China IC Fund as to 50.98%, 19.61% and 29.41% respectively at the time of entering into the Disposal Agreement) to JCET in consideration of RMB664 million, to be satisfied by JCET’s issue of 43,229,166 A shares to SilTech Shanghai at RMB15.36 per A share.

On April 27, 2016, SilTech Shanghai and JCET entered into a subscription agreement (the “Subscription Agreement”). Pursuant to the Subscription Agreement, SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 A shares at RMB17.62 per A share in consideration of an aggregate subscription price of RMB2,655 million in cash.

Immediately upon completion of both the Disposal Agreement and the Subscription Agreement, the Company (through SilTech Shanghai) would hold 193,910,210 A shares of JCET in total (subject to any necessary adjustment) representing 14.26% shareholding interest in JCET and 14.26% attributable equity interest in Holdco A assuming that completion of a separate agreement between China IC Fund and JCET involving the disposal of China IC Fund of its equity interest in certain companies to JCET in consideration of 129,622,395 A shares in JCET has taken place. The Company is expected to become the single largest shareholder of JCET after completion of the Disposal Agreement and the Subscription Agreement.

The Disposal Agreement and the Subscription Agreement constitute a strategic investment which reflects the current industry trend and customers’ requests for greater integration between front-end and back-end IC manufacturing.

As JCET holds approximately 14.7% equity interest in SJ Semiconductor Corporation, a subsidiary of the Company, at the time of entering into the Disposal Agreement and the Subscription Agreement, it is a connected person at the subsidiary level of the Company under the Listing Rules. The transactions under the Disposal Agreement and the Subscription Agreement are exempt from the circular, independent financial advice and shareholders’ approval requirements under Rule 14A.101 of the Listing Rules.

On December 9, 2016, according to feedback received by JCET from the China Securities Regulatory Commission (“CSRC”) in relation to Holdco A’s losses in 2016 and its expected loss during the period commencing on January 1, 2017 and ending on the completion date of the transactions under the Disposal Agreement (the “2017 Transitional Period”) as well as profit compensation for the coming three years (2017, 2018 and 2019), SilTech Shanghai and JCET entered into a supplemental agreement after negotiation to amend and supplement the Disposal Agreement (the “Supplemental Agreement”). The parties agreed that:

(a) for the period commencing on December 31, 2015 and ending on the completion date of the transactions under the Disposal Agreement, any profit of Holdco A will be enjoyed by JCET, while 19.61% of any loss of Holdco A will be borne by SilTech Shanghai by way of cash compensation to JCET; and

(b) an agreed sum of net profit be set for Holdco A for the years of 2017, 2018 and 2019, and if the aggregate amount of Holdco A’s consolidated net profit for each of those years is lower than the agreed sum, SilTech Shanghai will compensate JCET up to a capped limit with a cash amount equivalent to the shortfall of its proportion of shareholding less any compensation SilTech Shanghai has already paid for Holdco A’s loss during the 2017 Transitional Period (if any).

On March 1, 2017, the Company was notified by JCET that CSRC had granted conditional approval for the transactions under the Disposal Agreement and the Subscription Agreement (the “Conditional Approval”). Completion of the transactions under the Disposal Agreement and the Subscription Agreement is subject to the satisfaction of conditions in the Conditional Approval, which have been disclosed on the website of the CSRC.

On May 10, 2017, the Company was notified by JCET that CSRC had granted official approval for the transactions under the Disposal Agreement and the Subscription Agreement. The Disposal Agreement and the Subscription Agreement became effective on May 10, 2017 accordingly.

On June 19, 2017, the Company was notified by JCET that further to the full payment of the subscription price for the 150,681,044 A shares to be subscribed by SilTech Shanghai and issued by JCET under the Subscription Agreement (the “Subscription Shares”) by SilTech Shanghai, JCET had completed the issue and registration procedures of the Subscription Shares (including the listing on the Shanghai Stock Exchange of the Subscription Shares) for SilTech Shanghai.

Financial Services Agreement with Datang Finance — 2016 to 2018

On December 18, 2015, the Company and Datang Telecom Group Finance Co., Ltd. (“Datang Finance”) entered into the financial services agreement with a three year term commencing on January 1, 2016 and ending on December 31, 2018 (“Financial Services Agreement”), pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management (“Group”) with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services) subject to the terms and conditions provided therein.

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

The Annual Caps under the Financial Services Agreement are set out below:

	For the year ended December 31,
Annual Caps	2016	2017	2018
	US$ million	US$ million	US$ million
Deposit Cap (the maximum daily outstanding balances including accrued interests which is not cumulative in nature and inclusive of foreign currency and RMB deposits)	100	100	100
Spot FX Trading Cap (the maximum daily transaction amount for foreign exchange settlement and sales)	50	50	50
Other Financial Services Cap (the maximum annual fee for other financial services)	5	5	5

There are no historical caps for the deposit services, the foreign exchange services and other financial services with Datang Finance. The Annual Caps are determined based on the Group’s actual financial needs and reasonable forecast.

The actual transaction amounts for the range of financial services which Datang Finance has provided to the Company pursuant to the Financial Services Agreement during the year ended December 31, 2017 are set out below.

	Actual Transaction Amounts
Transactions	for the year ended December 31
	2017	2016
	US$ million	US$ million
Deposit Services	11.8	12.3
Spot FX Trading Services	—	—
Other Financial Services	—	0.01

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

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

Services Agreement that took place between Datang Finance and the Group during the period ended December 31, 2017 had been entered into:

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

Renewed Framework Agreement with Datang Holdings – 2016 to 2018

On December 28, 2015, the Company entered into a renewed framework agreement with Datang Telecom Technology & Industry Holding Co., Ltd. (“Datang Holdings”) (“Renewed Framework Agreement”), pursuant to which the Group and Datang Holdings (including its associates) agree to engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the Renewed Framework Agreement is determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on an arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favorable than those applicable to sales by independent third parties to the Company or its subsidiaries and not more favourable than those applicable to sales by the Company or its subsidiaries to independent third parties (if any). In relation to the provision of foundry services by the Company to Datang Holdings, the Company will have reference to the terms (including pricing) which it offers to independent third party customers for services of a comparable nature and quantity, as well as the reasonable market prices which are applicable.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by the Group from the transactions contemplated under the Renewed Framework Agreement (“Non-Exempt Continuing Connected Transactions”), are :

•	US$50 million for the year ended December 31, 2016;
•	US$66 million for the year ended December 31, 2017; and
•	US$82 million for the year ending December 31, 2018.

In arriving at the expected caps, the Company has considered the potential level of Non-Exempt Continuing Connected Transactions it may potentially provide in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang Holdings and its associates with the Company and the historical revenues generated by the Company from the transactions under the framework agreement dated February 18, 2014 (the “2014 Framework Agreement”) entered into between the Company and Datang Holdings.

The Company considers that Datang Holdings plays a key role in China’s semiconductor industry. By entering into the Renewed Framework Agreement and the Non-Exempt Continuing Connected Transactions with Datang Holdings, the Company believes that this will bring the Company sustainable business opportunities and also drive the Company’s technological achievement.

The aggregate revenues generated by the Group from the transactions entered into pursuant to the 2014 Framework Agreement and the Renewed Framework Agreement were US$22.6 million, US$17.9 million and US$20.2 million for the year ended December 31, 2015, 2016 and 2017 respectively.

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

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Renewed Framework Agreement that took place between Datang Holdings (or any of its associates) and the Company (or any of its subsidiaries) for the year ended December 31, 2017 had been entered into:

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

Continuing Connected Transactions in relations to Centralised Fund Management Agreement — 2016 to 2018

On March 21, 2016, the Company, SMIC Beijing and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”), entered into centralised fund management agreement (“Centralised Fund Management Agreement”) in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralized management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Jiangyin participating in the Group’s centralised fund management system. SMIC Beijing will provide internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SJ Jiangyin pursuant to the Centralised Fund Management Agreement, ending on December 31, 2018.

The Company would authorise its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations. Based on such authorisation, SMIC Beijing would provide fund management services to SJ Jiangyin within the scope permitted by the relevant PRC policies.

The price of the services provided by SMIC Beijing to SJ Jiangyin contemplated under the Centralised Fund Management Agreement will be fair and reasonable under the Listing Rules, determined according to the market principle on an arm’s length basis, subject to compliance with requirements for connected transactions of the Stock Exchange:

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

	For the year ending December 31,
Annual Caps	2016	2017	2018
	US$ million	US$ million	US$ million
Internal Deposit Cap (the maximum daily outstanding balances including accrued interests)	500	500	500
Collection and Payment and Foreign Exchange Cap (the maximum daily transaction amount for collection and payment services and foreign exchange services)	500	500	500
Internal Loan Cap (the maximum borrowing limit per calendar year)	500	500	500
Letter of Credit Cap (the maximum aggregate amount under the letter(s) of credit issued on SJ Jiangyin's behalf per calendar year)	500	500	500
Other Financial Services Cap (the maximum fees charged for provision of other financial services per calendar year)	50	50	50

The Company considers that the entry into of the Agreement and the transactions contemplated thereunder will open up the domestic and foreign funding channels of the Group, increase efficient fund usage and reduce the Group’s overall debt levels and interest expense. The centralized management of foreign exchange risk exposure will also reduce the risks of exchange loss of the Group.

As China IC Fund holds approximately 17.55% equity interest in the Company through its wholly-owned subsidiary at the time of entering into the Centralised Fund Management Agreement, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 25.0% equity interest at the date of entering into the Centralised Fund Management Agreement in SJ Semiconductor Corporation (“SJ Cayman“), a majority owned subsidiary of the Company, through its wholly-owned subsidiary, Xun Xin (Shanghai) Investment Co. Ltd. (“Xun Xin”). SJ Cayman and its wholly-owned subsidiary SJ Jiangyin are therefore connected subsidiaries of the Company as defined under Rule 14A.16 of the Listing Rules. SJ Jiangyin is thus a connected person of the Company under the Listing Rules. The transactions contemplated under the Centralised Fund Management Agreement are subject to reporting, announcement and independent shareholders’ approval under Chapter 14A of the Listing Rules.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd., Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and the position of legal representative in Xun Xin. Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the Centralised Fund Management Agreement.

The Centralised Fund Management Agreement and all transactions contemplated thereunder and the annual caps were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on June 24, 2016 as required under Chapter 14A of the Listing Rules.

The actual transaction amounts generated by the Company from the fund management services entered into pursuant to the Centralised Fund Management Agreement during the year ended December 31, 2016 are set out below.

	Actual Transaction Amounts
Transactions	for the year ended December 31,
	2017	2016
	US$ million	US$ million
Internal Deposit Services	147.2	93.2
Collection and Payment Services and Foreign Exchange Services	—	—
Internal Loan Services	—	—
Letter of Credit Services	4.7	—
Other Financial Services	—	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Centralised Fund Management Agreement that that took place between the Company and SJ Jiangyin for the year ended December 31, 2017 had been entered into:

1.	in the ordinary and usual course of business of the Group;
2.	on normal commercial terms or better; and
3.	in accordance with the Centralised Fund Management Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Centralised Fund Management Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

On September 20, 2017 that the Company, SMIC Beijing, SJ Jiangyin and SJ Cayman (on behalf of itself and SJ Hong Kong) entered into the Supplemental Agreement to amend the Centralised Fund Management Agreement. Pursuant to the Supplemental Agreement, the parties agreed that (1) the Centralised Fund Management Agreement should apply not only to SJ Jiangyin but also to its indirect 100% holding company SJ Cayman and its direct 100% holding company SJ Hong Kong; and (2) references in the Centralised Fund Management Agreement to SJ Jiangyin should include references to SJ Cayman and SJ Hong Kong.

Centralised Fund Management Agreement with Semiconductor Manufacturing North China (Beijing) Corporation — 2016 to 2018

On March 31, 2016, the Company and its subsidiaries, SMIC Beijing and SMNC entered into a centralised fund management contract (“Centralised Fund Management Contract”) providing the terms under which: (i) the Company would procure its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMNC would participate in the Group’s centralised fund management system. SMIC Beijing provides internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SMNC within the scope permitted by the relevant PRC policies ending on December 31, 2018.

The Centralised Fund Management Contract was entered into by the parties on March 31, 2016, at the time when SMNC was not a connected person. Due to the completion of the investment by China IC Fund (which indirectly held approximately 17.54% equity interest in the Company at the relevant time and is therefore a connected person of the Company at the issuer level) in approximately 26.5% equity interest in SMNC on June 30, 2016, SMNC became a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules, and thus a connected person of the Company. The Centralised Fund Management Contract and the transactions contemplated thereunder constitute continuing transactions subsequently became continuing connected transactions.

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

4.

The Letter of Credit Cap (representing the proposed maximum aggregate principal amount of the letter(s) of credit issued on SMNC by SMIC Beijing to SMNC) is US$2 billion for each of the three years ending in December 31, 2016, 2017 and 2018 respectively.

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

The Company considers that the entry into of the Centralised Fund Management Agreement and the transactions contemplated thereunder will have the following benefits:

1.	open up the domestic and foreign funding channels of the Group;
2.	reduce the Group’s overall debt levels and increase efficient fund usage;
3.	reduce the Group’s interest expense; and
4.	obtain favorable exchange rate for the Group.

The actual transaction amounts generated by the Company from the fund management services entered into pursuant to the Centralised Fund Management Agreement during the year ended December 31, 2017 are set out below.

	Actual Transaction Amounts
Transactions	for the year ended December 31,
	2017	2016
	US$ million	US$ million
Internal Deposit Services	1,182.3	719.7
Collection and Payment Services and Foreign Exchange Services	—	—
Internal Loan Services	—	120.5
Letter of Credit Services	—	—
Other Financial Services	—	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Centralised Fund Management Agreement that that took place between the Company and its subsidiaries, SMIC Beijing and SMNC for the year ended December 31, 2017 had been entered into:

1.	in the ordinary and usual course of business of the Group;
2.	on normal commercial terms or better; and
3.	in accordance with the Centralised Fund Management Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Centralised Fund Management Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Framework Agreement with Sino IC Leasing Co., Ltd. — 2016 to 2020 — and Supplemental Agreement to Framework Agreement

On March 30, 2016, the Company and Sino IC Leasing Co., Ltd. (“Sino IC Leasing”) entered into the Framework Agreement, pursuant to which Sino IC Leasing. should provide to the Company a range of financial services (including but not limited to leasing, factoring, loan entrustment, bills acceptance and discounting services) and certain other related services (including but not limited to financial advisory and consulting services).

Sino IC Leasing should support the needs of the Company in its business expansion for funds in both RMB and other foreign currencies. Sino IC Leasing should provide the following services to the Company within the scope permitted by the relevant PRC laws, regulations and policies, as well as the internal operational and management policies of the Company:

1.	Finance related Services
2.	The finance related services which Sino IC Leasing will provide to the Company include but are not limited to leasing, factoring, loan entrustment, bills acceptance and discounting services.
3.	Other related Services
4.	The other related services which Sino IC Leasing will provide to the Company include but are not limited to financial advisory and consulting services.

The Annual Caps under the Framework Agreement are set out below.

	For the year ending December 31,
Annual Caps	2016	2017	2018	2019	2020
	US$ billion	US$ billion	US$ billion	US$ billion	US$ billion
Financial services Cap (the maximum rental and fees charged for provision of financial services per calendar year)	1.5	1.5	1.5	1.5	1.5
Other related services Cap (the maximum fees charged for provision of other related services per calendar year)	0.15	0.15	0.15	0.15	0.15

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

As China IC Fund holds approximately 17.55% ownership interest in the Company at of time of entering into the Framework Agreement through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund also holds approximately 35.21% ownership interest in Sino IC Leasing at the time of entering into the Framework Agreement, therefore Sino IC Leasing is a connected person of the Company under the Listing Rules by virtue of being an associate of a connected person of the Company as defined under Rule 14A.13 of the Listing Rules. The Framework Agreement and the transactions contemplated thereunder constitute non-exempt continuing connected transactions subject to the reporting, announcement and shareholders’ approval requirements of Chapter 14A of the Listing Rules. As the term of the Framework Agreement exceeds three years, the independent financial adviser, Messis Capital Ltd., also explained why a period longer than three years is required and confirmed that it is normal business practice for an agreement of this type to be of such duration.

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

The Framework Agreement with Sino IC Leasing and all transactions contemplated thereunder; and the annual caps in respect of the Framework Agreement with Sino IC Leasing were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on August 10, 2016 as required under Chapter 14A of the Listing Rules.

The actual amounts generated by the Company from the transactions entered into pursuant to the Framework Agreement during the year ended December 31, 2017 are set out below.

	Actual Transaction Amounts
Transactions	for the year ended December 31,
	2017	2016
	US$ million	US$ million
Financial Services	45.6	—
Other Related Services	—	—

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and Sino IC Leasing Co., Ltd. for the year ended December 31, 2017 had been entered into:

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

Pursuant to the Supplemental Agreement, the Company and Sino IC Leasing agreed that (1) the Framework Agreement should apply not only to Sino IC Leasing but also to its subsidiaries and (2) references therein to Sino IC Leasing should include references to its subsidiaries. The Supplemental Agreement is subject to applicable laws and regulations, including the Listing Rules.

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

Framework Agreement with Semiconductor Manufacturing North China (Beijing) Corporation — 2016 to 2017

On September 30, 2016 the Company and Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) entered into the Framework Agreement in relation to the supply of goods and services, leasing of assets, transfer of equipment and provision of technical authorization or licensing with a term commencing on the date of the Framework Agreement and ending on December 31, 2017.

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

3.	Leasing of assets such as plant, office premises and equipment;
4.	Transfer of equipment; and
5.	Provision of technical authorization or licensing by the Company to SMNC, as well as the sharing of research and development costs in relation to 28‑ nanometer technologies.

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

1)	the price prescribed or approved by state or local price control department (if any);
2)	a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);
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

Under the Pricing Law of the PRC, the PRC government may implement a state-prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state- prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

The breakdown for the proposed Annual Caps for the Continuing Connected Transactions is set out below:

	For the years ending December 31,
Annual Caps	2016	2017
	US$ million	US$ million
Purchase and sale of goods	310	650
Rendering of or receiving services	120	200
Leasing of assets	2	200
Transfer of equipment	—	200
Provision of technical authorization or licensing (including the sharing of research and development costs)	100	200
Total	532 million	1.45 billion

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

The actual amounts generated by the Company from the transactions entered into pursuant to the Framework Agreement during the year ended December 31, 2017 are set out below.

	Actual Transaction Amounts
Transactions	for the year ended December 31,
	2017	2016
	US$ million	US$ million
Purchase and sale of goods	471.5	168.7
Rendering of or receiving services	54.9	23.8
Leasing of assets	0.6	0.4
Transfer of equipment	—	—
Provision of technical authorization or licensing	76.7	69.1
Total	603.7	262.0

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

Pursuant to Rule 14A.55 of Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and Semiconductor Manufacturing North China (Beijing) Corporation for the year ended December 31, 2017 had been entered into:

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

Framework Agreement with SJ Semiconductor Corporation — 2017 to 2019

On December 27, 2016, the Company and its majority owned subsidiary SJ Semiconductor Corporation (“SJ Cayman”) entered into a framework agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorization or licensing with a term commencing on January 1, 2017 and ending on December 31, 2019 and subject to the terms and conditions provided therein (“Framework Agreement with SJ Cayman”).

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

The price of the transactions contemplated under the Framework Agreement with SJ Cayman (“Continuing Connected Transactions with SJ Cayman”) will be determined in accordance with the following general principles in ascending order:

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

As to price prescribed by the state or local price control department, state-prescribed fees apply to water, electricity, gas and communication services involved in providing procurement service and comprehensive administration, logistics, production management and IT service, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the state may implement state-prescribed or guidance price for specific goods and services if necessary, such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions with SJ Cayman in the future, the parties will execute such price first in accordance with pricing principle (1) above.

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

The actual transaction amounts for supply of goods and services, transfer of equipment and provision of technical authorization or licensing generated by the Company and for supply of goods and services and transfer of equipment generated by SJ Cayman for the year ended December 31, 2017 were US$0.9 million and US$20.8 million respectively. None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

The Company considers that the entry into the Framework Agreement with SJ Cayman and the Continuing Connected Transactions with SJ Cayman will continue to bring the Company an effective and complete wafer turn- key solution.

As China IC Fund holds approximately 17.404% equity interest in the Company at the date of entering into the Framework Agreement with SJ Cayman through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 29.405% equity interest in SJ Cayman at the date of entering into the Framework Agreement with SJ Cayman through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The Framework Agreement with SJ Cayman and the transactions contemplated thereunder are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

No Director is considered to have a material interest in the Framework Agreement with SJ Cayman which would have required the Director to abstain from voting at the Board Meeting authorizing the Framework Agreement with SJ Cayman.

None of the transaction accounts exceeded the annual cap for the year ended December 31, 2017. Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between the Company and its majority owned subsidiary SJ Cayman for the year ended December 31, 2017 had been entered into:

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

Framework Agreement with Semiconductor Manufacturing North China (Beijing) Corporation — 2018 to 2020

On December 6, 2017 the Company and its subsidiary, Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) entered into a framework agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorization or licensing and provision of guarantee. The Framework Agreement is for a term of three years commencing on January 1, 2018 and ending on December 31, 2020 (“Framework Agreement with SMNC 2018–2020”).

The Company and SMNC agreed to enter into one or more of the following types of transactions with each other including the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorization or licensing and provision of guarantee:

1.	Purchase and sale of spare parts, raw materials, photomasks and finished products;
2.

Rendering of or receiving services, including, without limitation, (a) processing and testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management and IT service; and (g) water, electricity, gas and heat provision service;

3.	Leasing of assets, such as plant, office premises and equipment;
4.	Transfer of assets;
5.

Provision of technical authorization or licensing by the Company and/or its subsidiaries (other than SMNC and its subsidiaries) (“Group A”) to SMNC and/or its subsidiaries (“Group B”), as well as the sharing of research and development costs in relation to 28-nanometer technologies; and

6.	Provision of guarantee by Group A for SMNC’s financing activities.

The price of the transactions contemplated under the Framework Agreement with SMNC 2018–2010 (“Continuing CTs”) will be determined in accordance with the following general principles (in ascending order):

1)	the price prescribed or approved by state or local price control department (if any);
2)	a reasonable price in accordance with the industry guided price;
3)

the comparable local market price, which shall be determined after arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

4)

where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate;

5)

where none of the above general pricing principles are applicable, the price determined by other reasonable means as agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, to the extent possible, each of Group A and Group B will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

As to the price prescribed by the state or local price control department, state-prescribed fees apply to water and electricity, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the PRC government may implement a state-prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing CTs in the future, the parties will execute such price first in accordance with pricing principle (1) above.

The breakdown for the proposed Annual Caps for the Continuing Connected Transactions is set out below:

	For the year ending December 31,
Annual Caps	2018	2019	2020
	US$ million	US$ million	US$ million
Purchase and sale of goods	900	1,100	1,500
Rendering of or receiving services	100	150	200
Leasing of assets	200	200	200
Transfer of equipment	200	200	200
Provision of technical authorization or licensing (including the sharing of research and development costs)	100	100	100
Provision of guarantee	1,000	1,000	1,000
Total	2.50 billion	2.75 billion	3.20 billion

The Company believes that advancement in technology is one of the key growth factors. With respect to advanced nodes of 28nm and 40nm, which is one of the development focuses of the Group, the Group recorded a revenue growth of more than 90% in 2016 as compared to the year of 2015, and more than 30% during the first three quarters of 2017 as compared to the corresponding period in 2016. The continuous cooperation with SMNC, throughout the various steps in production as reflected in the Continuing CTs, helps the Company to meet demand from its customers and to attain higher profitability, especially for the advanced nodes.

The business partnership between the Company and SMNC has helped to eliminate some duplicated efforts on introducing and manufacturing advanced nodes for IC design houses, therefore reducing the time to market and some overhead expenses for both parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be able to enhance its position in the industry and benefit from the increase in its economies of scale.

As SMNC had been continuously expanding its manufacturing capacity, the Company can therefore leverage SMNC’s manufacturing capacity to expand the Company capacity based on its advanced technology in a capital-efficient manner.

As China IC Fund holds approximately 15.06% equity interest in the Company at the time of entering into the Framework Agreement with SMNC 2018–2020 through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. As China IC Fund holds 32% equity interest in the registered capital of SMNC at the date of entering into the Framework Agreement with SMNC 2018–2020, SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. The Framework Agreement with SMNC 2018–2020 and the transactions contemplated thereunder constitute non-exempt continuing connected transactions subject to the reporting, announcement and independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

The Framework Agreement with SMNC 2018–2020 and all transactions contemplated thereunder; and the annual caps in respect of the Framework Agreement with SMNC 2018–2020 were approved by the independent shareholders of the Company at the extraordinary general meeting (“EGM”) of the Company held on February 8, 2018 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules.

None of the transaction amounts exceeded the annual cap for the year ended December 31, 2017.

Pursuant to Rule 14A.55 of the Listing Rules, the independent non-executive directors of the Company have reviewed and approved the continuing connected transactions above and confirmed that the continuing connected transactions under the Framework Agreement with SMNC 2018–2020 that took place between the Company and its majority owned subsidiary SMNC for year ended December 31, 2017 had been entered into:

1)	in the ordinary and usual course of business of the Group;
2)	on normal commercial terms or better; and
3)	in accordance with the Framework Agreement with SMNC 2018–2020 on terms that were fair and reasonable and in the interests of the Company’s shareholders as a whole.

The auditor of the Company was engaged to report on the Group’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information,” and with reference to Practice Note 740, “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules,” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions (with a copy provided to the Hong Kong Stock Exchange) in accordance with Rule 14A.56 of the Listing Rules and confirming that nothing has come to their attention that causes them to believe the continuing connected transactions:

1)	have not been approved by the Board;
2)	were not, in all material respects, in accordance with the pricing policies of the Group if the transactions involved provision of goods or services by the Group;
3)	were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and
4)	have exceeded the caps.

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

On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the disposal agreement and the subscription agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s board.

Other Related Party Transactions

Please see Note 40 of Notes to the Consolidated Financial Statements for further information regarding the transactions between us and our related parties.

C.   Interests of Experts and Counsel.

Not applicable.

Item 8.         Financial Information

A.   Consolidated Statements and Other Financial Information

Please see “Item 18 — Financial Statements” for our audited consolidated financial statements filed as a part of this annual report on Form 20‑F.

See “Item4.B — Information on the Company — Business Overview — Customers and Markets” regarding the percentage of our sales which are exported from China.

Dividends and Dividend Policy

As of December 31, 2017, the Company’s retained earnings (accumulated deficit) increased to US$187.0 million from US$910.8 million accumulated losses as of December 31, 2016. On June 23, 2017, the accumulated losses of the Company as of December 31, 2016 were eliminated by an amount of US$910.8 million. Please refer to Note 27 for more details. We have not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

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

A.   Offer and listing details.

Our ordinary shares are principally traded on the HKSE under the stock code “981.” Our ordinary shares began trading on the HKSE on March 18, 2004. Our ADSs, which began trading on the NYSE on March 17, 2004, are traded under the symbol “SMI.”

The table below sets forth the high and low closing prices on the HKSE and the NYSE for the ordinary shares and ADSs representing such ordinary shares, respectively, since 2013 and for the most recent six months.

	Stock Exchange of Hong Kong(1)				New York Stock Exchange(2)
	Closing price per ordinary share				Closing Price per ADS
	High Price		Low Price		High Price		Low Price
Annual

Fiscal year 2013	HK$	7.20	HK$	4.00	US$	4.56	US$	2.56
Fiscal year 2014	HK$	8.60	HK$	5.80	US$	5.46	US$	3.76
Fiscal year 2015	HK$	9.50	HK$	6.00	US$	6.06	US$	3.91
Fiscal year 2016	HK$	12.18	HK$	5.90	US$	7.62	US$	3.90
Fiscal year 2017	HK$	14.36	HK$	7.03	US$	9.11	US$	4.56

Quarterly

First Quarter 2016	HK$	7.80	HK$	6.40	US$	4.97	US$	4.06
Second Quarter 2016	HK$	7.00	HK$	5.900	US$	4.51	US$	3.90
Third Quarter 2016	HK$	9.00	HK$	6.20	US$	5.84	US$	4.04
Fourth Quarter 2016	HK$	12.18	HK$	8.80	US$	7.62	US$	5.39
First Quarter 2017	HK$	11.62	HK$	9.62	US$	7.56	US$	6.28
Second Quarter 2017	HK$	9.86	HK$	7.74	US$	6.32	US$	4.90
Third Quarter 2017	HK$	9.31	HK$	7.03	US$	5.90	US$	4.56
Fourth Quarter 2017	HK$	14.36	HK$	8.80	US$	9.11	US$	5.55
First Quarter 2018	HK$	12.76	HK$	8.86	US$	8.33	US$	5.86

Monthly

October 2017	HK$	11.96	HK$	8.80	US$	7.59	US$	5.55
November 2017	HK$	14.36	HK$	10.84	US$	9.11	US$	6.78
December 2017	HK$	13.52	HK$	10.28	US$	8.56	US$	6.60
January 2018	HK$	12.76	HK$	11.20	US$	8.33	US$	7.23
February 2018	HK$	11.04	HK$	8.86	US$	7.07	US$	5.86
March 2018	HK$	11.40	HK$	10.18	US$	7.24	US$	6.23
April 2018 (through April 26, 2018)	HK$	10.72	HK$	9.49	US$	6.72	US$	6.18

(1)

Upon the Share Consolidation becoming effective on 7 December 2016, every ten (10) issued and unissued shares of US$0.0004 each were consolidated into one (1) consolidated share of US$0.004 each. The closing price has been adjusted for the Share Consolidation.

(2)	Each ADS represents 5 ordinary shares.

B.   Plan of distribution

Not applicable.

C.   Markets

Not applicable.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Please see “Item12.D — American Depositary Shares” regarding the expense of issue.

Item 10.       Additional Information

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The sections entitled “Item 10 — Additional Information — Memorandum and Articles of Association” in our annual report on Form 20‑F for the fiscal year ended December 31, 2004, filed with the SEC on June 26, 2005 and in our annual report on Form 20‑F for the fiscal year ended December 31, 2005, filed with the SEC on June 26, 2006 are incorporated by reference into this annual report. In addition, at the annual general meeting of our shareholders held on June 2, 2008, our shareholders approved an amendment to our Articles of Association to provide that a member of our board of directors may be removed by Ordinary Resolution.

C.   Material Contracts

Sale and leaseback arrangements

In December 2016 and February 2017, there were two and three arrangements in consideration of US$249.2 million and US$250.6 million respectively, entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

In July 2017, there were seven arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing) respectively, in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under these arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease.

Shanghai Commercial Housing Sale Contract

On December 7, 2015, we executed Shanghai Commercial Housing Sale Contract with Shanghai Zhangjiang Integrated Circuit Industry Zone Developing Co., Ltd. in respect of acquiring the whole office building located at 1158 Zhangdong Road and 1059 Dangui Road, Building No. 1, named Zhangdong Business Center.

Zhangdong Business Center has 11 floors with floor area of 26,869.84 square meters. The total payment is RMB 487.1 million. The property has been delivered to us on December 21, 2015. We acquired Zhangdong Business Center for office use of SMIC Holdings Corporation mainly.

Except agreements described above, we have not entered into any material contracts for the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described elsewhere in this annual report on Form 20-F.

D.   Exchange Controls

We receive government fundings and a portion of our sales in Renminbi, which is currently not a freely convertible currency. Approximately 28.4% of our sales for the year ended December 31, 2015, approximately 30.7% of our sales for the year ended December, 31, 2016 and approximately 30.3% of our sales for the year ended December 31, 2017 were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not applicable.

H.   Documents on Display

Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1‑800‑SEC‑0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As of December 31, 2017, the Group had had outstanding foreign currency forward exchange contract with notional amounts of US$98.4 million, which will mature in 2018.

In 2015, 2016 and 2017, we entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB480 million,  RMB5,447 million and RMB3,714.0 million (approximately US$74.0 million, US$785.2 million and US$568.4 million), respectively. To minimize the currency risk, we entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of this RMB long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. As of December 31, 2017, we had outstanding cross currency swap contracts with notional amounts of RMB6,398.0 million (approximately US$979.2 million, as of December 31, 2016: US$854.4 million and December 31, 2015: US$74.0 million).

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/15	12/31/16	12/31/17	12/31/15	12/31/16	12/31/17
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	76,462	112,827	125,171	33,968	39,619	72,181
JPY	5,553	41,976	30,422	2,986	35,237	29,245
RMB	586,931	2,714,492	2,410,284	909,497	1,633,433	1,765,846
Others	14,127	27,083	43,824	2,529	3,860	8,688

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

	EUR			JPY			RMB			Others
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(2,650)	(3,660)	(2,125)	(62)	(355)	(128)	(33,918)	(6,611)	16,128	(1,848)	(1,222)	(580)
Equity	(2,650)	(3,660)	(2,125)	(62)	(355)	(128)	(33,918)	(6,611)	16,128	(1,848)	(1,222)	(580)

The following table details the foreign currency exchange derivatives outstanding at the end of the reporting period:

	Liabilities			Assets
	12/31/15	12/31/16	12/31/17	12/31/15	12/31/16	12/31/17
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Forward foreign exchange contracts	—	—	2	172	—	2,111
Cross currency swap contracts	1,459	—	—	—	—	—
Cross currency swap contracts – cash flow hedges	—	80,518	2,661	—	—	22,337
	1,459	80,518	2,663	172	—	24,448

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

	Less than	3 months		above
	3 months	to 1 year	1–5 years	5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2017	`
Gross settled:
Cross currency swap contracts— cash flow hedges
— inflows	—	37,703	512,067	—	549,770
— (outflows)	—	(34,254)	(480,984)	—	(515,238)
Net settled:
Cross currency swap contracts— cash flow hedges
— net inflows	—	2,854	20,730	—	23,584
	—	6,303	51,813	—	58,116

	Less than	3 months		above
	3 months	to 1 year	1–5 years	5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Gross settled:
Cross currency swap contracts— cash flow hedges
— inflows	—	71,120	403,265	—	474,385
— (outflows)	—	(72,872)	(396,332)	—	(469,204)
Net settled:
Cross currency swap contracts— cash flow hedges
— net outflows		(1,355)	(1,475)		(2,830)
	—	(3,107)	5,458	—	2,351

	Less than	3 months		above
	3 months	to 1 year	1–5 years	5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Net settled:
Cross currency swap contracts
— net inflows	—	—	4,381	—	4,381
	—	—	4,381	—	4,381

We do not enter into foreign currency exchange contracts and cross currency swap contracts for speculative purposes. See “Item 3.D — Key Information — Risk Factors — Risks Related to Our Financial Condition and Business — Exchange rate fluctuations could increase our costs, which could adversely affect our operating results and the value of our ADSs” and “Item 3.D — Key Information — Risk Factors — Risks Related to Conducting Operations in China-Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.”

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term loans, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as of December 31, 2017. Our long-term loans are all subject to variable interest rates. The interest rates on our U.S. dollar- denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to People’s Bank of China (“PBOC”) RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

					2022 and
	2018	2019	2020	2021	thereafter
	(Expected Maturity Date)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	1,116,960	1,049,487	418,775	57,160	13,038
Average interest rate	4.04%	4.02%	3.65%	3.68%	4.17%
RMB denominated
Average balance	1,809,756	1,434,967	1,116,799	734,679	208,823
Average interest rate	2.88%	2.95%	2.84%	2.45%	1.74%
EUR denominated
Average balance	51,587	43,030	23,585	16,411	2,873
Average interest rate	2.08%	2.13%	2.16%	2.06%	1.84%
JYP denominated
Average balance	3,702	2,602	—	—	—
Average interest rate	4.04%	4.04%	—	—	—
Weighted average forward interest rate	3.37%	3.44%	3.09%	2.58%	1.77%

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

Direct Payments

We did not receive any direct payment from the depositary in 2017.

Indirect Payments

There is no waiver of on-going ADR program maintenance in 2017 as the amended financial terms agreed with J.P. Morgan.

Part II

Item 13.     Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

Our Co-Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) of the Exchange Act) as of December 31, 2017. Based on that evaluation, our Co-Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

Report by Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a‑15 (f) and 15d‑15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F‑2  and F‑3  of this Form 20‑F.

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

Item 16B.     Code of Ethics

We have adopted a Code of Business Conduct and Ethics which is applicable to all of our employees, including our Co-Chief Executive Officer, Chief Financial Officer, and any other persons performing similar functions.

Our Code of Business Conduct and Ethics is available, free of charge, to any person who sends a request for a paper copy to us at Semiconductor Manufacturing International Corporation, 18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203, Attention: Investor Relations.

Item 16C.     Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal years ended December 31, 2016 and December 31, 2017.

	2016		2017
	(in US$ thousands)
Audit and Audit-Related Fees(1)	US $	1,420	US $	1,413
Tax Fees(2)	US $	43	US $	39
Other Fees(3)	US $	544	US $	46

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

PwC was the principal auditor for the year ended December 31, 2017. The audit committee has also approved and will continue to consider, on a case-by- case basis, all non-audit services. According to the charter of our audit committee, before our principal accountants are engaged by us to render audit or non- audit services, the engagement, including the nature and scope of the work to be performed and the associated fees, must be approved by our audit committee. Our audit committee has not established any pre-approval policies and procedures.

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

No requirement for majority of independent directors

NYSE Section 303A.01 requires a NYSE-listed U.S. domestic company to have a majority of independent directors on the board of directors. We have elected to follow the Hong Kong Stock Exchange Listing Rules, which require a company’s board to include at least one-third (but not less than three) of the members of a company’s board to be independent non-executive directors. The laws of the Cayman Islands do not contain definition or requirements relating to “independent directors” nor require any member of a company’s board be independent.

Different standards to evaluate director independence

NYSE Section 303A.02 provides detailed tests that NYSE-listed U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board, through its nomination committee, assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in accordance with Rule 10A-3 under the Exchange Act in the case of audit committee members, and considers whether there are any relationships or circumstances that are likely to affect such director’s independence from management.

Executive sessions

NYSE Section 303A.03 requires the non-executive directors of a NYSE-listed U.S. domestic company to meet in regularly scheduled executive sessions or closed-door sessions without management at least once a year. We are not required under the laws of Cayman Islands or Hong Kong Stock Exchange Listing Rules to have such regularly scheduled executive sessions. Our non-executive directors and independent directors meet with the Chairman of the Board, who is an executive director, at least once a year. Our executive directors and management are not present at these meetings.

No nominating/corporate governance committee composed entirely of independent directors

NYSE Section 303A.04 requires NYSE-listed U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that sets out its purpose and certain minimum responsibilities required under NYSE Section 303A.04 (b)(i) and provides for an annual performance evaluation of the committee. We are not required under the laws of the Cayman Islands or the Hong Kong Stock Exchange Listing Rules to have a nominating/corporate governance committee composed entirely of independent directors.

Instead of a nominating/corporate governance committee, our Board has established a nomination committee with five members. Three members are independent non-executive directors while one member is an executive director and one is a non-executive director. The nomination committee is tasked to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. The Board also adopted a Board Diversity Policy on August 8, 2013 that sets out diversity criteria considered by the Board in identifying candidates. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

No compensation governance committee composed entirely of independent directors

NYSE Section 303A.05 require NYSE-listed U.S. domestic issuers to have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that sets out its purpose and certain minimum responsibilities and provides for an annual performance evaluation of the committee.

Our Board has established a compensation committee with five members. Three members are independent non-executive directors while two members are non-executive directors. We have elected to follow the Hong

Kong Stock Exchange Listing Rules, which require that a majority of the members of the compensation committee be independent non-executive directors. The laws of the Cayman Islands do not define or contain requirements relating to “independent directors” nor require a Cayman Islands exempted company to have a compensation committee.

We believe that the composition of our compensation committee and its duties and responsibilities, as described in our annual report for the relevant year, are generally responsive to the relevant NYSE Standards applicable to NYSE-listed U.S. domestic issuers. However, the charter of our compensation committee does not address all aspects of NYSE Section 303A.05. For example, NYSE Section 303A.05(c) and Item 407(e)(5) of Regulation S-K under the Securities Act require compensation committees of NYSE listed U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We have not addressed this in our compensation committee charter as we are not required under the laws of the Cayman Islands to have a compensation committee, or under the Hong Kong Stock Exchange Listing Rules to have such a compensation committee report, though we are required to disclose certain corporate governance matters in relation to the compensation committee in our annual report filed with the Hong Kong Stock Exchange. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and remuneration payable to the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

No audit committee composed entirely of independent directors

NYSE Sections 303A.07(a) requires NYSE-listed U.S. domestic issuers to have an audit committee composed entirely of independent directors. We have elected to follow the Hong Kong Stock Exchange Listing Rules, which require that a majority of the members of the audit committee be independent non-executive directors. Our Board has established an audit committee with three members. Two members are independent non-executive directors while the third is a non-executive director. The laws of the Cayman Islands do not define or contain requirements relating to “independent directors” nor require a Cayman Islands exempted company to have an audit committee.

Audit committee requirements

NYSE Sections 303A.06 and 303A.07 require NYSE-listed U.S. domestic issuers to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, whose members meet certain requirements such as financial literacy and capacity for service in an audit committee, and have a written charter that sets out its purpose and certain minimum responsibilities. We believe that the composition of our audit committee and its duties and responsibilities, as described in our annual report for the relevant year, are generally responsive to the relevant NYSE Standards applicable to NYSE-listed U.S. domestic issuers. However, the charter for our audit and compensation committees may not address all aspects of NYSE Section 303A.06 and Rule 10A-3 under the Exchange Act. For example, NYSE Section 303A.07(a) requires the Board to evaluate the capacity of an audit committee member if he or she is simultaneously a member of the audit committee of more than three public companies. NYSE Section 303A.07(b)(iii)(G) requires an audit committee to draft clear policies for hiring external auditor’s employees. Our audit committee has not drafted explicit policies regarding these matters, although our nomination committee continually evaluates the qualifications and capacity of directors and candidates for director (including audit committee members). Further, our audit committee pre-approves the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the three years preceding such hiring and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team.

Internal audit requirements

NYSE Section 303A.07(c) requires NYSE-listed U.S. domestic issuers to have an internal audit function that provides ongoing assessments on the company’s risk management processes and internal control system. Our Company has established an Internal Audit Department whose findings, as well as our Company’s internal controls in general, are reviewed by our audit committee and has substantially the same functions as those contemplated by NYSE Section 303A.07(c).

No shareholder vote on equity compensation plans

NYSE Section 303A.08 requires that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We have elected to follow the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not follow the NYSE’s detailed definition of what are considered “material revisions”.

No explicit internal policy regarding for Board self-evaluation and succession planning

NYSE Section 303A.09 requires the board of directors of a NYSE-listed U.S. domestic issuer to conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively and draft succession planning policies which should include policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO.

Neither the requirements of Cayman Islands law nor the Hong Kong Stock Exchange Listing Rules require explicit procedures for these matters, although our Board continually evaluates its performance and the performance of its committees, and reviews the professional development of directors and senior management.

Code of Business Conduct and Ethics

NYSE Section 303A.10 requires a NYSE-listed U.S. domestic issuer to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Business Conduct and Ethics, which is available on the Company website, whose scope is similar but not identical to what is required under NYSE Section 303A.10.

No explicit requirement for corporate governance certification

NYSE Section 303A.12(a) requires the CEO of a NYSE-listed U.S. domestic issuer to certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. NYSE Section 303A.12(b) requires the CEO of a NYSE-listed U.S. domestic issuer to promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provision of NYSE Section 303A.

Neither the requirements of Cayman Islands law nor the Hong Kong Stock Exchange Listing Rules require such certifications. However, our CEO is required to certify in the Company’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of the Company.

Item 16H.     Mine Safety Disclosure

Not applicable.

Part III

Item 17.     Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.     Financial Statements

See pages F‑1 to F‑112.

Item 19.     Exhibits

Exhibit 1.1

Eleventh Amended and Restated Articles of Association, as adopted at the Registrant’s annual general meeting of shareholders on June 2, 2008  (Filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2007, and incorporated herein by reference)

Exhibit 4.1

Form of Indemnification Agreement, as adopted at the Registrant’s annual general meeting of shareholders on May 6, 2005 (Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2004, and incorporated herein by reference)

Exhibit 4.2

Form of Service Contract between the Company and each of its executive directors(Filed as Exhibit 4.4 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2012, and incorporated herein by reference)

Exhibit 4.3

Form of Service Contract between the Company and each of its non-executive directors and independent non-executive directors (Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2012, and incorporated herein by reference)

Exhibit 4.4

Subscription Agreement related to US$200 Million Zero Coupon Convertible Bonds due 2018, dated October 24, 2013 by and between the Company as the Issuer and Deutsche Bank AG, Hong Kong Branch and J.P.Morgan Securities PLC as the Manager (Filed as Exhibit 4.11 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2013, and incorporated herein by reference)

Exhibit 4.5

Subscription Agreement related to US$95 Million Zero Coupon Convertible Bonds due 2018 convertible into our ordinary shares, dated as of June 4, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (Filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2014, and incorporated herein by reference)

Exhibit 4.6

Subscription Agreement related to US$500 Million 4.125% Bonds due 2019, dated as of September 25, 2014 and entered into by SMIC and J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch (Filed as Exhibit 4.13 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2014, and incorporated herein by reference)

Exhibit 4.7

Placing and Subscription Agreement related to issue of 2,590,000,000 new ordinary shares, dated as of June 4, 2014 and entered into by SMIC, J.P. Morgan Securities PLC, Deutsche Bank AG, Hong Kong Branch and Datang Holdings (Hongkong) Investment Company Limited (Filed as Exhibit 4.14 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2014, and incorporated herein by reference)

Exhibit 4.8

Share Purchase Agreement related to the proposed issuance of 4,700,000,000 new shares dated as of February 12, 2015, and entered into by the Company and China Integrated Circuit Industry Investment Fund Co., Ltd. (Filed as Exhibit 4.15 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2014, and incorporated herein by reference)

Exhibit 4.9

Share Purchase Agreement by and between the Company and Datang Holdings (Hongkong) Investment Company Limited dated as of June 11, 2015 (Filed as Exhibit 4.16 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2015, and incorporated herein by reference)

Exhibit 4.10

Share Purchase Agreement by and between the Company and Country Hill Limited dated as of June 11, 2015 (Filed as Exhibit 4.17 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2015, and incorporated herein by reference)

Exhibit 4.11

Summary of Disposal Agreement between Siltech Shanghai and JCET, Subscription Agreement between Siltech Shanghai and JCET, and Supplemental Agreement relating to Disposal Agreement between SilTech Shanghai and JCET (Filed as Exhibit 4.15 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2016, and incorporated herein by reference)

Exhibit 4.12

Subscription Agreement relating to US$450 Million Zero Coupon Convertible Bonds due 2022 convertible into our ordinary shares of Semiconductor Manufacturing International Corporation, dated as of June 7, 2016 and entered into by SMIC and J.P. Morgan Securities PLC (Filed as Exhibit 4.16 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2016, and incorporated herein by reference)

Exhibit 4.13

Summary of Sale and Purchase Agreement to Acquire 70% of the Corporate Capital of LFoundry S.r.l. (Filed as Exhibit 4.17 to the Registrant’s Annual Report on Form 20 F for the fiscal year ended December 31, 2016, and incorporated herein by reference)

Exhibit 4.14	Placing Agreement related to issue of 241,418,625 new ordinary shares, dated as of June 4, 2017 and entered into by SMIC, J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch
Exhibit 4.15

Subscription Agreement related to issue of US$65 million perpetual subordinated convertible securities, dated as of June 4, 2017 and entered into by SMIC, J.P. Morgan Securities PLC, Deutsche Bank AG, Hong Kong Branch and BARCLAYS BANK PLC

Exhibit 4.16	Summary of purchase of Shanghai Commercial Housing from Shanghai Zhangjiang Integrated Circuit Industry Zone Developing Co., Ltd
Exhibit 4.17	Summary of sale and leaseback arrangements entered into by the Group with the subsidiaries of Sino IC Leasing Co., Ltd.
Exhibit 4.18	2014 Stock Option Plan Prospectus
Exhibit 4.19	2014 Equity Incentive Plan Prospectus
Exhibit 8.1	List of Significant Subsidiaries
Exhibit 12.1	Certification of CEO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification of CEO and CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: April 27, 2018	By:	/s/ Dr. Gao Yonggang
Name: Dr. Gao Yonggang
Title: Chief Financial Officer, Executive Director and Joint Company Secretary

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statement of financial position of Semiconductor Manufacturing International Corporation and its subsidiaries (the “Company”) as of December 31, 2017, 2016, and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016, and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report by Management on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

April 27, 2018

We have served as the Company’s auditor since 2014.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2017, 2016 and 2015

(In USD’000, except share and per share data)

		Year ended	Year ended	Year ended
	Notes	12/31/17	12/31/16	12/31/15
		USD’000	USD’000	USD’000
Revenue	5	3,101,175	2,914,180	2,236,415
Cost of sales		(2,360,431)	(2,064,499)	(1,553,795)
Gross profit		740,744	849,681	682,620
Research and development expenses, net		(427,111)	(318,247)	(237,157)
Sales and marketing expenses		(35,796)	(35,034)	(41,876)
General and administration expenses		(197,899)	(157,371)	(213,177)
Other operating income (expense), net	7	44,957	177	31,594
Profit from operations		124,895	339,206	222,004
Interest income		27,090	11,243	5,199
Finance costs	8	(18,021)	(23,037)	(12,218)
Foreign exchange gains or losses		(12,694)	(1,640)	(26,349)
Other gains or losses, net	9	16,499	(2,113)	55,611
Share of (loss) profit of investment accounted for using equity method		(9,500)	(13,777)	(13,383)
Profit before tax		128,269	309,882	230,864
Income tax benefit (expense)	10	(1,846)	6,552	(8,541)
Profit for the year	11	126,423	316,434	222,323
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		23,213	(19,031)	(8,185)
Change in value of available-for-sale financial assets		(2,381)	807	452
Cash flow hedges	28	35,143	(34,627)	—
Share of other comprehensive income of joint ventures accounted for using equity method	28	17,646	—	—
Others		(131)	1	130
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	28	(436)	1,520	—
Total comprehensive income (loss) for the year		199,477	265,104	214,720
Profit (loss) for the year attributable to:
Owners of the Company		179,679	376,630	253,411
Non-controlling interests		(53,256)	(60,196)	(31,088)
		126,423	316,434	222,323
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		251,135	326,191	245,803
Non-controlling interests		(51,658)	(61,087)	(31,083)
		199,477	265,104	214,720
Earnings per share*
Basic	14	$0.04	$0.09	$0.07
Diluted	14	$0.04	$0.08	$0.06

*The basic and diluted earnings per share for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”). Please refer to Note 14 for more details.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017, 2016 and 2015

	Notes	12/31/17	12/31/16	12/31/15
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	16	6,523,403	5,687,357	3,903,818
Land use right		97,477	99,267	91,030
Intangible assets	17	219,944	248,581	224,279
Investments in associates	19	758,241	240,136	181,331
Investments in joint ventures	20	31,681	14,359	17,646
Deferred tax assets	10	44,875	45,981	44,942
Derivative financial instrument		—	32,894	30,173
Other financial assets	21	17,598	—	—
Restricted cash	22	13,438	20,080	—
Other assets	23	42,810	42,870	32,078
Total non-current assets		7,749,467	6,431,525	4,525,297
Current assets
Inventories	24	622,679	464,216	387,326
Prepayment and prepaid operating expenses		34,371	27,649	40,184
Trade and other receivables	25	616,308	645,822	499,846
Other financial assets	21	683,812	31,543	282,880
Restricted cash	22	336,043	337,699	302,416
Cash and cash equivalent		1,838,300	2,126,011	1,005,201
		4,131,513	3,632,940	2,517,853
Assets classified as held-for-sale	26	37,471	50,813	72,197
Total current assets		4,168,984	3,683,753	2,590,050
Total assets		11,918,451	10,115,278	7,115,347

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017, 2016 and 2015

	Notes	12/31/17	12/31/16	12/31/15
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,916,106,889, 4,252,922,259 and 4,207,374,896 shares issued and outstanding at December 31, 2017, 2016 and 2015, respectively	27	19,664	17,012	16,830
Share premium	27	4,827,619	4,950,948	4,903,861
Reserves	28	134,669	93,563	96,644
Retained earnings (accumulated deficit)	29	187,008	(910,849)	(1,287,479)
Equity attributable to owners of the Company		5,168,960	4,150,674	3,729,856
Perpetual subordinated convertible securities	30	64,073	—	—
Non-controlling interests		1,488,302	1,252,553	460,399
Total equity		6,721,335	5,403,227	4,190,255
Non-current liabilities
Borrowings	31	1,743,939	1,233,594	416,036
Convertible bonds	32	403,329	395,210	—
Bonds payable	33	496,689	494,909	493,207
Medium-term notes	34	228,483	214,502	—
Deferred tax liabilities	10	16,412	15,382	7,293
Deferred government funding		299,749	265,887	175,604
Other financial liabilities	35	1,919	74,170	—
Other liabilities	36	99,817	37,497	65,761
Total non-current liabilities		3,290,337	2,731,151	1,157,901
Current liabilities
Trade and other payables	37	1,050,460	940,553	1,047,766
Borrowings	31	440,608	209,174	113,068
Short-term notes		—	86,493	—
Convertible bonds	32	—	391,401	392,632
Deferred government funding		193,158	116,021	79,459
Accrued liabilities	38	180,912	230,450	132,452
Other financial liabilities	35	744	6,348	1,459
Current tax liabilities	10	270	460	355
Other liabilities	36	40,627	—	—
Total current liabilities		1,906,779	1,980,900	1,767,191
Total liabilities		5,197,116	4,712,051	2,925,092
Total equity and liabilities		11,918,451	10,115,278	7,115,347

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2017,  2016 and 2015

									Share of
									other
					Change in				comprehensive
			Equity-		value of				income of
			settle	Foreign	available-	Convertible	Defined		joint ventures				Perpetual
			employee	currency	for-sale	bonds	benefit	Cash	accounted for			Attributable	subordinated	Non-
	Ordinary	Share	benefits	translation	financial	equity	plan	flow	using		Accumulated	to owner of	convertible	controlling	Total
	shares	premium	reserve	reserve	assets	reserve	reserve	hedges	equity method	Others	deficit	the Company	securities	interest	equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Note 27)	(Note 27)	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 28)		(Note 29)		(Note 30)
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	—	(1,540,890)	2,948,415	—	359,307	3,307,722
Profit for the year	—	—	—	—	—	—	—	—	—	—	253,411	253,411	—	(31,088)	222,323
Other comprehensive loss for the year	—	—	—	(8,185)	447	—	—	—	—	130	—	(7,608)	—	5	(7,603)
Total comprehensive loss for the year	—	—	—	(8,185)	447	—	—	—	—	130	253,411	245,803	—	(31,083)	214,720
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	—	508,807	—	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	—	8,743	—	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	—	18,088	—	241	18,329
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	132,082	132,082
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	—	—	—	—	—	—	—	—	—	(148)	(148)
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	—	535,638	—	132,175	667,813
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	—	130	(1,287,479)	3,729,856	—	460,399	4,190,255
Profit for the year	—	—	—	—	—	—	—	—	—	—	376,630	376,630	—	(60,196)	316,434
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	—	(50,439)	—	(891)	(51,330)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	376,630	326,191	—	(61,087)	265,104
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	—	17,610	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	—	13,838	—	372	14,210
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	831,254	831,254
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	—	10,244	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	—	52,935	—	—	52,935
Business combination	—	—	—	—	—	—	—	—	—	—	—	—	—	21,615	21,615
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	—	94,627	—	853,241	947,868
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	—	131	(910,849)	4,150,674	—	1,252,553	5,403,227
Profit for the year	—	—	—	—	—	—	—	—	—	—	179,679	179,679	—	(53,256)	126,423
Other comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	—	71,456	—	1,598	73,054
Total comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	179,679	251,135	—	(51,658)	199,477
Issuance of ordinary shares	966	325,174	—	—	—	—	—	—	—	—	—	326,140	—	—	326,140
Exercise of stock options	130	35,178	(18,220)	—	—	—	—	—	—	—	—	17,088	—	17	17,105
Share-based compensation	—	—	17,495	—	—	—	—	—	—	—	—	17,495	—	719	18,214
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	294,000	294,000
Conversion options of convertible bonds exercised during the year	1,556	427,168	—	—	—	(29,625)	—	—	—	—	—	399,099	—	—	399,099
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	—	64,073	—	64,073
Share premium reduction	—	(910,849)	—	—	—	—	—	—	—	—	910,849	—	—	—	—
Effect of transfer of business operation	—	—	—	—	—	—	—	—	—	—	7,329	7,329	—	(7,329)	—
Subtotal	2,652	(123,329)	(725)	—	—	(29,625)	—	—	—	—	918,178	767,151	64,073	287,407	1,118,631
Balance at December 31, 2017	19,664	4,827,619	64,978	(497)	(1,111)	52,053	1,084	516	17,646	—	187,008	5,168,960	64,073	1,488,302	6,721,335

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2017, 2015 and 2014

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Operating activities
Profit for the year	126,423	316,434	222,323
Adjustments for:
Income tax (benefit) expense	1,846	(6,552)	8,541
Amortization of intangible assets and land use right	65,348	56,705	50,541
Depreciation of property, plant and equipment	906,034	673,161	473,008
Expense recognized in respect of equity-settled share- based payments	18,214	14,210	18,329
Interest income recognized in profit or loss	(27,090)	(11,243)	(5,199)
Finance costs	18,021	23,037	12,218
Gain on disposal of associates	(18,884)	—	—
Gain on disposal of available for sale investment	—	—	(387)
Loss (gain) on disposal of property, plant and equipment and assets classified as held-for-sale	(17,513)	1,846	(28,949)
Loss on deconsolidation of subsidiaries	—	—	57
Bad debt allowance on trade receivables	301	201	528
Impairment loss recognized (reversed) on inventory	46,857	3,706	(13,338)
Impairment loss recognized on property, plant and
equipment	—	7,529	—
Net (gain) loss arising on financial instruments at	(6,890)	7,617	(51,375)
fair value through profit or loss
Net (gain) loss on foreign exchange	26,101	(26,236)	15,608
Reversal of bad debt allowance on trade and other receivables	(438)	(10,412)	(541)
Share of loss (profit) of investment using equity method	9,500	13,777	13,383
Other non-cash loss (gain)	—	175	—
	1,147,830	1,063,955	714,747
Operating cash flows before movements in working capital: Increase in trade and other receivables	59,084	(100,980)	(39,902)
Increase in inventories	(205,320)	(51,344)	(57,947)
Increase in restricted cash relating to operating activities	(81,795)	(147,834)	(16,675)
Decrease (increase) in prepaid operating expenses	(6,722)	17,615	(856)
Decrease (increase) in other assets	2,938	1,576	(6,476)
Increase in trade and other payables	109,374	59,046	39,096
Increase in deferred government funding	110,999	126,845	8,280
(Decrease) increase in accrued liabilities and other liabilities	(40,604)	25,031	49,928
Cash generated from operations	1,095,784	993,910	690,195
Interest paid	(34,086)	(27,497)	(26,174)
Interest received	19,425	12,464	4,894
Income taxes (paid) received	(437)	(1,675)	282
Net cash generated from operating activities	1,080,686	977,202	669,197

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2017, 2016 and 2015

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(829,371)	(917,272)	(2,412,259)
Proceeds on sale of financial assets	186,509	1,175,768	2,782,181
Payments for property, plant and equipment	(2,287,205)	(2,757,202)	(1,230,812)
Proceeds from disposal of property, plant and equipment	688,192	259,799	87,890
Proceeds from disposal of joint ventures and available-for- sale investment	1,028	5,523	1,204
Payments for intangible assets	(43,755)	(85,729)	(29,384)
Payments for land use rights	—	—	(9,265)
Payments to acquire long-term investment	(467,885)	(87,645)	(160,777)
Change in restricted cash relating to investing activities	90,093	34,614	181,963
Net cash outflow from deconsolidation of subsidiaries	—	—	(297)
Payment for business combination	—	(73,216)	—
Distributions received from joint ventures	255	2,027	—
Net cash used in investing activities	(2,662,139)	(2,443,333)	(789,556)
Financing activities
Proceeds from borrowings	1,194,659	1,239,265	341,176
Repayment of borrowings	(537,016)	(228,928)	(453,730)
Proceeds from issuance of new shares	326,351	—	508,807
Proceeds from issuance of convertible bonds	—	441,155	—
Proceeds from issuance of short-term and medium-term notes	—	314,422	—
Repayment of short-term notes	(87,858)	—	—
Proceeds from issuance of perpetual subordinated convertible securities	64,350	—	—
Proceeds from exercise of employee stock options	17,105	17,610	8,743
Proceeds from non-controlling interests-capital contribution	294,000	831,254	132,082
Net cash from financing activities	1,271,591	2,614,778	537,078
Net increase in cash and cash equivalent	(309,862)	1,148,647	416,719
Cash and cash equivalent at the beginning of the year	2,126,011	1,005,201	603,036
Effects of exchange rate changes on the balance of cash held in foreign currencies	22,151	(27,837)	(14,554)
Cash and cash equivalent at the end of the year	1,838,300	2,126,011	1,005,201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2017

1.          General information

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1‑1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

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

These financial statements are presented in US dollars, unless otherwise stated.

2.          Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2017

In the current year, the Group has adopted the following amendments to IFRSs that are mandatorily effective for an accounting period that begins on or after January 1, 2016. Such adoption did not have a material effect on the Group’s consolidated financial statements.

Amendment to IAS 7 “Statement of cash flows”

The amendment introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. This amendment is effective for an entity’s annual IFRS financial statements for a period beginning on or after 1 January 2017, with earlier application permitted.

Amendments to IAS 12 “Income taxes”

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. This amendment is effective for an entity’s annual IFRS financial statements for a period beginning on or after January 1, 2017, with earlier application permitted.

None of the above amendments to IFRSs has had a significant financial effect on these financial statements. Disclosure has been made in note 41 to the consolidated financial statements upon the adoption of amendments to IAS 7, which require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

(b)New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRS	Effective date

IFRS 9 — Financial Instruments	On or after January 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2018
Amendments to IFRS 2 – Classification and measurement of share-based payment transactions	On or after January 1, 2018
Amendments to IAS 28 – Investments in associates and joint ventures	On or after January 1, 2018
IFRS 16 — Lease	On or after January 1, 2019
IFRS 17 - Insurance Contracts	On or after January 1, 2021
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its association or joint venture	Not yet determined
IFRIC 22 — Foreign Currency Transactions and Advance Consideration	On or after January 1, 2018
IFRIC 23 — Uncertainty over Income Tax Treatments	On or after January 1, 2019

The new IFRS 9 standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Classification and measurement

(i)	Financial assets

The Group has assessed that its financial assets currently measured at amortized cost and fair value through profit or loss (“FVTPL”) will continue with their respective classification and measurements upon the adoption of IFRS 9. With respect to the Group’s financial assets currently classified as available-for-sale, these are investments in equity securities which the Group may classify as either FVTPL or irrevocably elect to designate as fair value through comprehensive income (“FVOCI”) on transition to IFRS 9. If the equity security is not held for trading and the entity irrevocably elects to designate that security as FVTOCI, gains or losses realised on the sale of financial assets at FVOCI will no longer be transferred to profit or loss on sale, but instead reclassified below the line from the FVOCI reserve to retained earnings.

At December 31, 2017, the Group held available-for-sale equity investments at cost and at FVTOCI amounted to US$24.8 million (Note 23). The Group plans to recognise any fair value changes in respect of all the available-for-sale equity investments in profit or loss (i.e. FVTPL) as they arise.

This will give rise to a change in accounting policies as before adopting IFRS 9, the Group only recognises the fair value changes of available-for-sale equity investments measured at FVTOCI in other comprehensive income until disposal or impairment, when gains or losses are recycled to profit or loss in accordance with the Group’s policies.

This change in policy will have no impact on the Group’s net assets and total comprehensive income, but will increase volatility in profit or loss in 2018. The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets.

(ii)	Financial Liabilities

The classification and measurement requirements for financial liabilities under IFRS 9 are largely unchanged from IAS 39, except that IFRS 9 requires the fair value change of an financial liability designated at FVTPL that is attributable to changes of that financial liability’s credit risk to be recognized in other comprehensive income (without reclassification to profit or loss). The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial liabilities.

Hedge accounting

The new hedge accounting rules will align the accounting for hedging instruments more closely with the group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The group has confirmed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. The Group does not expect that the adoption of IFRS 9 will have a significant impact on the accounting for hedging relationships.

Impairment

The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL”) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. This new impairment model may result in an earlier recognition of credit losses on the Group’s trade receivables and other financial assets. The Group has assessed how its impairment provisions would be affected by the new model. So far it has concluded that there would be no material impact for the application of the new impairment requirements.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018 on a retrospective basis. Comparatives for 2017 will not be restated, except in relation to changes in the fair value of foreign exchange forward contracts attributable to forward points, which will be recognized in the costs of hedging reserve.

The new IFRS 15 standard establishes a single revenue recognition framework. The core principle of the framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 supersedes existing revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

IFRS 15 requires the application of a 5 steps approach to revenue recognition:

- Step 1: Identify the contract(s) with a customer

- Step 2: Identify the performance obligations in the contract

- Step 3: Determine the transaction price

- Step 4: Allocate the transaction price to each performance obligation

- Step 5: Recognize revenue when each performance obligation is satisfied

IFRS 15 includes specific guidance on particular revenue related topics that may change the current approach taken under IFRS. The standard also significantly enhances the qualitative and quantitative disclosures related to revenue.

The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. In 2017, the Group has performed a detailed assessment on the impact of the adoption of IFRS 15 and decided to adopt a modified retrospective approach. The expected changes in accounting policies will not have any significant impact on the Group’s financial statements.

IFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provision permit certain reliefs. In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements.

The Group is in the process of evaluating the impact of the new standards or amendments on its consolidated financial statements.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Separate Principal Statement

Investments in subsidiaries are accounted for at the equity method in accordance with IAS 27 and IAS 28. Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. When the group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

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

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held-for-sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

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

In accordance with IAS 39, when the financial statements of an associate used in applying the equity method are prepared as of a different reporting date from that of the Group, adjustments are made by the Group for the effects of significant transactions or events. In no circumstances can the difference between the reporting date of the associate and that of the Group be more than three months and the length of the reporting periods and any difference in the reporting dates are the same from period to period.

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

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

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

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state- managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state- managed retirement plan at a rate equal to 19.0% to 20.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Besides, LFoundry S.r.l. (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy) employees are entitled to a  retirement plan and a defined benefit plan. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation.

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

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash- generating units for which a reasonable and consistent allocation basis can be identified.

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

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available- for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges of the gain or loss on cash flow hedges.

The effective portion of the gain or loss on the cash flow hedges is recognized directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognized immediately in the statement of profit or loss.

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

Critical accounting judgments

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

Long-lived assets

The Group assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash- generating unit (“CGU”) may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

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

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Group’s trade and other receivable at the end of the reporting period is disclosed in Note 25.

5.          Segment information

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision makers have been identified as the Co-Chief Executive Officers, who review consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
United States(2)	1,240,906	858,858	776,223
Mainland China and Hong Kong	1,465,553	1,447,427	1,066,558
Eurasia(1)	394,716	607,895	393,634
	3,101,175	2,914,180	2,236,415

(1)	Not including Mainland China and Hong Kong
(2)	Presenting the revenue to those companies whose headquarters are in the United States, but ultimately selling products to their global customers.

The Group’s operating revenue by product and service type is detailed below:

	Revenue from external customers
	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Sales of wafers	3,038,947	2,803,819	2,134,943
Mask making, testing and others	62,228	110,361	101,472
	3,101,175	2,914,180	2,236,415

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

	Property, plant and equipment
	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
United States	45	69	95
Europe(2)	137,778	125,339	5
Asia(1)	117	97	122
Hong Kong	2,618	2,839	3,040
Mainland China(2)	6,382,845	5,559,013	3,900,556
	6,523,403	5,687,357	3,903,818

(1)	Not including Mainland China and Hong Kong
(2)	Fabrication facilities are owned and operated only in Mainland China and Italy.

6.          Significant customers

The following table summarizes net revenue or gross accounts receivable for customers which accounted for 5% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2017	2016	2015	2017	2016	2015
Customer A	636,662	382,853	366,696	133,281	78,639	75,643
Customer B	538,102	609,802	324,267	95,575	129,619	50,068
Customer C	206,635	*	*	28,521	*	*
Customer A	21%	13%	16%	33%	16%	19%
Customer B	17%	21%	15%	23%	26%	13%
Customer C	7%	*	*	7%	*	*

*Less than 5% of net revenue and gross accounts receivable in the year.

7.          Other operating income (expense), net

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment and assets classified as held-for-sale	17,513	(1,846)	28,949
Impairment loss recognized on property, plant and equipment	—	(7,529)	—
Government funding(Note 11.5)	27,444	9,542	2,697
Loss on deconsolidation of subsidiaries	—	—	(57)
Others	—	10	5
	44,957	177	31,594

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2017 was primarily due to the gain arising from the disposal of equipment of which US$6.9 million was related to sale and lease back transactions as disclosed in Note 43.

The loss on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2016 was primarily due to the loss arising the disposal of equipment and the gain arising from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2015 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

8.          Finance costs

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings	25,543	17,793	11,879
Interest on finance leases	232	62	—
Interest on convertible bonds	15,818	16,352	13,238
Interest on corporate bonds	22,405	22,327	22,253
Interest on medium-term notes	8,185	4,625	—
Interest on short-term notes	1,164	1,509	—
Less: government funding (Note 11.5)	(24,182)	(11,639)	(4,895)
Total interest expense for financial liabilities not classified as at FVTPL	49,165	51,029	42,475
Less: amounts capitalized	(31,144)	(27,992)	(30,257)
	18,021	23,037	12,218

The weighted average effective interest rate on funds borrowed generally is 1.65% per annum (2016:  2.12% per annum and 2015:  3.75% per annum).

9.          Other gains or losses, net

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Gain (loss) at fair value
Cross currency swap contracts(Note 40)	2,150	(14,989)	(1,459)
Derivative financial instrument(1)	1,544	2,721	30,173
Foreign currency forward contracts	2,109	—	172
Financial products sold by banks	1,087	4,651	22,489
Net gain (loss) arising on financial instruments at FVTPL	6,890	(7,617)	51,375
Others(2)	9,609	5,504	4,236
	16,499	(2,113)	55,611
(1)

The derivative financial instrument was a put option with the right of Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”, an indirectly wholly-owned subsidiary of the Company) to sell Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) to Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”), pursuant to an investment exit agreement entered in December 2014 and exercised in June 2017.

(2)

Others included a gain of US$18.5 million arising from the disposal agreement and the subscription agreement (Note 19) entered by SilTech Shanghai and JCET on April 27, 2016, and a loss of potential cash compensation accrued at US $12.5 million that may be incurred depending on the profit of Changjiang Xinke during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by SilTech Shanghai and JCET on December 9, 2016. Such gain and loss was recognized in 2017.

10.        Income taxes

Income tax expense (benefit)

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	(469)	1,306	(47)
Deferred tax	2,136	(8,589)	6,665
Current tax — Land Appreciation Tax	179	731	1,923
	1,846	(6,552)	8,541

The income tax expense (benefit) for the year can be reconciled to the accounting profit as follows:

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Profit before tax	128,269	309,882	230,864
Income tax expense calculated at 15% (2016: 15% and 2015: 15%)	19,240	46,482	34,630
Effect of tax holiday	(50,258)	(41,484)	(49,864)
Additional deduction for research and development expenditures	(25,260)	(13,107)	(4,619)
Tax losses for which no deferred tax assets were recognized	70,341	39,777	25,732
Reversal (utilization) of previously unrecognized tax losses of temporary differences(1)	5,687	(43,440)	(3,687)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(18,082)	4,517	4,226
Others	26	82	488
Land Appreciation Tax (after tax)	152	621	1,635
	1,846	(6,552)	8,541

The tax rate used for the 2017, 2016 and 2015 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

(1)	In 2017, the Group reversed US$6.0 million previously recognized temporary differences, which will not be utilized and in 2016, the group utilized US$43.4 million previously unrecognized tax losses.

Current tax liabilities

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Income tax payable	270	460	355

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Deferred tax assets
Property, plant and equipment	41,271	45,981	44,523
Intangible Assets	1,844	—	—
Others	1,760	—	419
	44,875	45,981	44,942
Deferred tax liabilities
Capitalized interest	—	—	(3)
Property, plant and equipment	(16,412)	(15,382)	(7,290)
	(16,412)	(15,382)	(7,293)

	28,463	30,599	37,649

2017.12.31

		Recognize
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax assets/(liabilities) in relation to:
Property, plant and equipment	30,599	(5,740)	24,859
Capitalized interest	—	1,844	1,844
Others	—	1,760	1,760
	30,599	(2,136)	28,463

2016.12.31

			Recognize
	Opening	Business	in profit	Closing
	balance	Combination	or loss	balance
	USD’000	USD’000	USD’000	USD’000
Deferred tax assets/(liabilities) in relation to:
Property, plant and equipment	37,233	(15,639)	9,005	30,599
Capitalized interest	(3)	—	3	—
Others	419	—	(419)	—
	37,649	(15,639)	8,589	30,599

2015.12.31

		Recognize
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax assets/(liabilities) in relation to:
Property, plant and equipment	43,859	(6,626)	37,233
Capitalized interest	(69)	66	(3)
Others	524	(105)	419
	44,314	(6,665)	37,649

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

The EIT law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies. In addition, according to the law of Italy on enterprise income tax, LFoundry income tax (“IRES”) rate is 24%.

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

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS for was 15% in 2017. (2016: 15% and 2015: 15%).

2)Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022.

3)Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024.

4)Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Circular No. 27, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-yeartax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of December 31, 2017 and the tax holiday has not begun to take effect.

5)Other PRC entities

All the other PRC entities of SMIC are subject to income tax rate of 25%.

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$235.1 million (December 31, 2016: US$444.0 million and December 31, 2015: US$577.3 million) due to the unpredictability of future profit streams, of which US$13.3 million, US$26.8 million, US$55.8 million, US$44.4 million and US$94.8 million will expire in 2018, 2019, 2020, 2021 and 2022, respectively.

11.        Profit for the year

Profit for the year has been arrived at after charging (crediting)

11.1Impairment losses (reversal of impairment losses) on trade receivables

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Allowance on doubtful trade receivables (Note 25)	301	201	528
Reversal of allowance on doubtful trade receivables (Note 25)	(438)	(1,603)	(541)
Reversal of allowance on doubtful other receivables	—	(8,809)	—
	(137)	(10,211)	(13)

In 2017, the Group reversed a portion of the allowance on doubtful accounts due to collection of part of the trade and other receivables from customers.

11.2Depreciation and amortization expense

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	906,034	673,161	473,008
Amortization of intangible assets and land use right	65,348	56,705	50,541
	971,382	729,866	523,549

11.3Employee benefits expense

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	499,238	378,709	299,267
Bonus	57,289	123,313	107,859
Paid annual leave	—	—	66
Non-monetary benefits	47,204	31,686	21,414
Equity-settled share-based payments (Note 39)	18,214	14,210	18,329
	621,945	547,918	446,935

11.4Royalties expense

	Year Ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Royalties expense	37,466	37,023	36,262

11.5Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$178.3 million, US$181.1 million and US$40.2 million and recognized US$82.2 million US$52.5 million and US$34.3 million as reductions of certain R&D expenses in 2017, 2016 and 2015 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$51.6 million, US$21.1 million and US$7.6 million in 2017, 2016 and 2015, respectively. The Group recognized US$24.2 million, US$11.6 million and US$4.9 million as reduction of interest expense (Note 8) and recognized US$27.4 million, US$9.5 million and US$2.7 million as other operating income (Note 7)  in 2017, 2016 and 2015, respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense or as other operating income until the requirements (if any) specified in the terms of the funding have been reached.

11.6Auditors’ remuneration

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Audit services	1,413	1,529	1,322
Non-audit services	85	587	65
.	1,498	2,116	1,387

12.        Directors’ remuneration

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Salaries	4,490	2,367	2,384
Equity-settled share-based payments	8,158	2,214	1,550
	12,648	4,581	3,934

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

During the year ended December 31, 2017, 5,726,477 options to purchase ordinary shares of the Company were granted to the directors, 1,949,229 stock options were exercised and no stock options were expired. During the year ended December 31, 2016, 1,068,955* stock options were granted to the directors, 1,800,000* stock options were exercised and 732,820* stock options were expired. During the year ended December 31, 2015, 3,091,724* stock options were granted to the directors, 1,835,343* stock options were exercised and 111,781* stock options were expired.

During the year ended December 31, 2017,  5,726,477 RSUs to purchase ordinary shares of the Company were granted to the directors to the directors, 3,774,432 RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2016, 1,068,955* RSUs were granted to the directors, 1,411,851* RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2015,  1,080,499* RSUs were granted to the directors 1,237,783* RSUs automatically vested and no RSUs were forfeited.

In 2017, 2016 and 2015, no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. Except for the waiver of all options previously granted to Ren Kai subject to his request on February 18, 2016, no directors waived any emoluments in 2017, 2016 and 2015.

*     The number of share option and RSUs for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

(a)	Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

		Employee
	Salaries and	settle share-	Total
	wages	based payment	remuneration
	USD’000	USD’000	USD’000
2017
Lip-Bu Tan	91	128	219
William Tudor Brown	89	8	97
Carmen I-Hua Chang	70	40	110
Shang-Yi Chiang	47	250	297
Jason Jingsheng Cong	35	217	252
	332	643	975

		Employee
	Salaries and	settle share-	Total
	wages	based payment	remuneration
	USD’000	USD’000	USD’000
2016
Lip-Bu Tan	100	156	256
William Tudor Brown	85	24	109
Sean Maloney	72	23	95
Carmen I-Hua Chang	68	78	146
Shang-Yi Chiang	—	—	—
	325	281	606

		Employee
	Salaries and	settle share-	Total
	wages	based payment	remuneration
	USD’000	USD’000	USD’000
2015
Lip-Bu Tan	70	—	70
Frank Meng	28	6	34
William Tudor Brown	47	47	94
Sean Maloney	50	46	96
Carmen I-Hua Chang	42	149	191
	237	248	485

There were no other emoluments payable to the independent non-executive directors during the year (2016: Nil and 2015: Nil.)

(b)	Executive directors and non-executive director

		Employee
	Salaries and	settle share-	Total
	wages	based payment	remuneration
	USD’000	USD’000	USD’000
2017
Executive directors:
Zhou Zixue	765	311	1,076
Zhao Haijun*	726	1,514	2,240
Liang Mong Song*	65	—	65
Gao Yonggang	634	24	658
	2,190	1,849	4,039
Non-executive director:
Tzu-Yin Chiu**	1,783	5,321	7,104
Chen Shanzhi	75	128	203
Zhou Jie	—	—	—
Ren Kai	70	—	70
Lu Jun	—	—	—
Tong Guohua	40	217	257
Li Yonghua (Alternate to Chen Shanzhi)***	—	—	—
	1,968	5,666	7,634

		Employee
	Salaries and	settle share-	Total
	wages	based payment	remuneration
	USD’000	USD’000	USD’000
2016
Executive directors:
Zhou Zixue	527	655	1,182
Tzu-Yin Chiu**	920	1,038	1,958
Gao Yonggang	413	82	495
	1,860	1,775	3,635
Non-executive director:
Chen Shanzhi	80	136	216
Zhou Jie	—	—	—
Ren Kai	63	22	85
Lu Jun	39	—	39
Li Yonghua (Alternate to Chen Shanzhi)***	—	—	—
	182	158	340

		Employee
	Salaries and	settle share-	Total
	wages	based payment	remuneration
	USD’000	USD’000	USD’000
2015
Executive directors:
Zhou Zixue	225	873	1,098
Zhang Wenyi	578	32	610
Tzu-Yin Chiu**	918	130	1,048
Gao Yonggang	376	201	577
	2,097	1,236	3,333
Non-executive director:
Chen Shanzhi	50	—	50
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)***	—	—	—
Ren Kai	—	66	66
	50	66	116

*      Zhao HaiJun and Liang Mong Song are also the Co-Chief Executive Officers of the Company.

**    Tzu-Yin Chiu resigned as Chief Executive Officer on May 10, 2017 and remains as non-executive director.

***   Li Yonghua resigned as alternate director of Chen Shanzhi with effect from February 24, 2017.

In 2017, Lu Jun waived all salaries and wages since he was appointed as non-executive director of SMIC. There was no other arrangement under which a director waived any remuneration in 2017.

13.        Five highest paid employees

The five highest paid individuals during the year included three (2016: two and 2015: two) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining two (2016: three and 2015: three) non-directors, highest paid individuals for the year are as follows:

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Salaries and other benefits	630	692	962
Bonus	746	611	636
Stock option benefits	338	412	552
	1,714	1,715	2,150

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2017,  2016 and 2015, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2017	2016	2015
HK$4,000,001 (US$511,801) to HK$4,500,000 (US$575,775)	—	2	—
HK$4,500,001 (US$575,776) to HK$5,000,000 (US$639,750)	—	—	1
HK$5,000,001 (US$639,751) to HK$5,500,000 (US$703,725)	—	1	—
HK$5,500,001 (US$703,726) to HK$6,000,000 (US$767,700)	—	—	1
HK$6,000,001 (US$767,701) to HK$6,500,000 (US$831,675)	—	—	1
HK$6,500,001 (US$831,676) to HK$7,000,000 (US$895,650)	2	—	—
	2	3	3

14.        Earnings per share

	Year ended	Year ended *	Year ended *
	12/31/17	12/31/16	12/31/15
	USD	USD	USD
Basic earnings per share	$0.04	$0.09	$0.07
Diluted earnings per share	$0.04	$0.08	$0.06

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended	Year ended *	Year ended *
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Profit for the year attributable to owners of the Company	179,679	376,630	253,411
Earnings used in the calculation of basic earnings per share	179,679	376,630	253,411
Weighted average number of ordinary shares for the purposes of basic earnings per share	4,628,850,686	4,221,765,945	3,896,041,667

*The basic and diluted earnings per share and weighted average number of ordinary shares for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	179,679	376,630	253,411
Interest expense from convertible bonds	905	16,352	13,238
Earnings used in the calculation of diluted earnings per share	180,584	392,982	266,649

The weighted average number of ordinary shares used in the calculation of basic earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of diluted earnings per share as follows:

	Year ended	Year ended *	Year ended *
	12/31/17	12/31/16	12/31/15
Weighted average number of ordinary shares used in the calculation of basic earnings per share	4,628,850,686	4,221,765,945	3,896,041,667
Employee option and restricted share units	44,496,788	36,240,710	36,944,830
Convertible bonds	38,241,356	575,099,614	393,257,100
Perpetual subordinated convertible securities	1,848,513	—	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	4,713,437,343	4,833,106,269	4,326,243,597

During the year ended December 31, 2017, the Group had 5,214,138 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share due to the exercise price higher than the average market price of the ordinary shares and 377,137,509 potential shares upon the conversion of convertible bonds excluded from the computation of diluted earnings per share due to anti-dilutive effect.

During the year ended December 31, 2016, the Group had 19,757,421* weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2015, the Group had 40,367,017* weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

*Weighted average number of ordinary shares and options for the prior years have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

15.        Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2017 (December 31, 2016: Nil and December 31, 2015: Nil).

16.        Property, plant and equipment

					Construction
			Plant and	Office	in progress
	Land	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2014	—	325,344	8,472,186	120,072	1,088,080	10,005,682
Transfer from (out) CIP	—	263,476	985,820	14,966	(1,264,262)	—
Addition	—	—	—	—	1,498,201	1,498,201
Disposals	—	—	(53,550)	(180)	(654)	(54,384)
Reclassified as held-for-sale	—	—	—	—	(114,534)	(114,534)
Balance at December 31, 2015	—	588,820	9,404,456	134,858	1,206,831	11,334,965
Business combination	2,485	42,612	63,519	290	4,213	113,119
Transfer from (out) CIP	—	93,535	2,338,662	34,546	(2,466,743)	—
Addition	—	—	—	—	2,597,970	2,597,970
Disposals	—	—	(283,420)	(2,136)	(9,257)	(294,813)
Balance at December 31, 2016	2,485	724,967	11,523,217	167,558	1,333,014	13,751,241
Transfer from (out) CIP	—	174,143	1,696,092	31,355	(1,901,590)	—
Addition	—	—	—	—	2,425,697	2,425,697
Disposals	—	(28,543)	(767,210)	(3,588)	(5,518)	(804,859)
Balance at December 31, 2017	2,485	870,567	12,452,099	195,325	1,851,603	15,372,079

					Construction
			Plant and	Office	in progress
	Land	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at December 31, 2014	—	121,680	6,758,071	103,514	27,331	7,010,596
Disposal	—	—	(51,840)	(180)	(437)	(52,457)
Depreciation expense	—	13,858	451,027	8,123	—	473,008
Balance at December 31, 2015	—	135,538	7,157,258	111,457	26,894	7,431,147
Disposal	—	(289)	(33,917)	(2,136)	(11,611)	(47,953)
Depreciation expense	—	18,133	639,986	15,042	—	673,161
Impairment loss	—	—	—	—	7,529	7,529
Balance at December 31, 2016	—	153,382	7,763,327	124,363	22,812	8,063,884
Disposal	—	(5,819)	(108,370)	(1,822)	(5,231)	(121,242)
Depreciation expense	—	41,243	839,351	25,440	—	906,034
Balance at December 31, 2017	—	188,806	8,494,308	147,981	17,581	8,848,676

					Construction
			Plant and	Office	in progress
	Land	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2015	—	453,282	2,247,198	23,401	1,179,937	3,903,818
Balance at December 31, 2016	2,485	571,585	3,759,890	43,195	1,310,202	5,687,357
Balance at December 31, 2017	2,485	681,761	3,957,791	47,344	1,834,022	6,523,403

Construction in progress

The construction in progress balance of approximately US$1,834.0 million as of December 31, 2017, primarily consisted of US$753.0 million of the manufacturing equipment acquired to further expand the production capacity at two 300mm fabs in Beijing, US$186.1 million of the manufacturing equipment acquired to further expand the production capacity at the 300mm fab and the investment of a new Shanghai project, US$601.4 million was for our new 300mm fab in Shenzhen, US$125.1 million was for expand the production capacity at the 200mm fab in Tianjin and the investment of a new Tianjin project, US$101.8 million of machinery and equipment acquired to more research and development activities at the subsidiary for the new technology research and development in Shanghai. In addition, US$66.6 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2018.

Impairment losses recognized in the year

In 2017, the Group didn’t  recorded (2016: US$7.5 million and 2015: nil) impairment loss of equipment. The whole amount of impairment loss in 2016 was recognized as other operating expense in profit or loss.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$362.3 million (2016: approximately US$631.4 million and 2015: approximately US$323.9 million) have been pledged to secure borrowings of the Group under a mortgage (Note 31). The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

Finance lease

The net carrying amount of the Group’s fixed assets held under finance leases included in the total amounts of facility machinery and equipment at December 31, 2017 was US$5.5 million (December 31, 2016: US$7.0 million and December 31, 2015: nil.

17.        Intangible assets

		Other
		intangible
	Goodwill	assets	Total
	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2014	—	370,721	370,721
Additions	—	65,269	65,269
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	391,177	391,177
Business combination	3,933	8,088	12,021
Additions	—	67,936	67,936
Expired and disposal	—	(21,164)	(21,164)
Balance at December 31, 2016	3,933	446,037	449,970
Additions	—	34,461	34,461
Balance at December 31, 2017	3,933	480,498	484,431
Accumulated amortization and impairment
Balance at December 31, 2014	—	162,899	162,899
Amortization expense for the year	—	48,812	48,812
Expired and disposal	—	(44,813)	(44,813)
Balance at December 31, 2015	—	166,898	166,898
Amortization expense for the year	—	55,080	55,080
Expired and disposal	—	(20,589)	(20,589)
Balance at December 31, 2016	—	201,389	201,389
Amortization expense for the year	—	63,098	63,098
Balance at December 31, 2017	—	264,487	264,487
Balance at December 31, 2015	—	224,279	224,279
Balance at December 31, 2016	3,933	244,648	248,581
Balance at December 31, 2017	3,933	216,011	219,944

18.        Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

							Proportion of
	Place of				Proportion of		voting power
	establishment	Class of	Paid up		ownership interest		held by the
Name of company	and operation	shares held	registered capital		held by the Company		Company	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	USD	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)#	People’s Republic of China -the “PRC”	Ordinary	USD	1,740,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	USD	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)#	PRC	Ordinary	USD	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	EUR	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	USD	11,000	Directly	100%	100%	Investment holding
SMIC Commercial Shanghai Limited Company	PRC	Ordinary	USD	373,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)#	PRC	Ordinary	USD	770,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)#	PRC	Ordinary	USD	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	USD	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC New Technology Research & Development (Shanghai) Corporation (formerly “SMIC Advanced Technology Research & Development (Shanghai) Corporation”)	PRC	Ordinary	USD	199,000,000	Indirectly	94.874%	94.874%	Research and development activities
SMIC Holdings Corporation	PRC	Ordinary	USD	50,000,000	Directly	100%	100%	investment holding
SJ Semiconductor Corporation	Cayman Islands	Ordinary and preferred	USD	5,668	Directly	56.045%	56.045%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	USD	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	USD	50,000	Indirectly	100%	100%	investment holding
SMIC Hong Kong International Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong	Ordinary	HKD	1	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HKD	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation(“SMIZ” or “SMIC Shenzhen”)#	PRC	Ordinary	USD	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”)#	PRC	Ordinary	USD	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	USD	3,000,000,000	Directly and indirectly	51%	51%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	987,000,000	Indirectly	100%	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	50,000,000	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HKD	1,000	Indirectly	56.045%	56.045%	Investment holding
SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)#	PRC	Ordinary	USD	259,500,000	Indirectly	56.045%	56.045%	Bumping and circuit probe testing activities
LFoundry S.r.l. (“LFoundry”)#	Italy	Ordinary	EUR	2,000,000	Indirectly	70%	70%	Manufacturing and trading of semiconductor products
Ningbo Semiconductor International Corporation	PRC	Ordinary	RMB	255,000,000	Indirectly	53.725%	53.725%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing South China Corporation	PRC	Ordinary	USD	200,475,706	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor USA Co.	United States of America	Ordinary	USD	500,000	Indirectly	56.045%	56.045%	Provision of marketing related activities
SMIC (Sofia) EOOD	Bulgaria	Ordinary	BGN	1,800,000	Indirectly	100%	100%	Designing activities
SMIC Innovation Design Center (Ningbo) Co., Ltd.	PRC	Ordinary		—	Indirectly	100%	100%	Designing activities

#Abbreviation for identification purposes.

On August 10, 2017, the Company, SMIC Beijing, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd., Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership), Beijing Industrial Development Investment Management Co., Ltd., Zhongguancun Development Group and Beijing E-Town International Investment & Development Co., Ltd. agreed to amend the previous joint venture agreement through the amended joint venture agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings Corporation have agreed to make further cash contribution of US$1,224 million into the registered capital of SMNC. The Company’s aggregate shareholding in SMNC will remain at 51%; (ii) China Integrated Circuit Industry Investment Fund Co., Ltd., (the “China IC Fund”) has agreed to make further cash contribution of US$900.0 million into the registered capital of the Joint Venture Company. Its shareholding in the Joint Venture Company will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276 million into the registered capital of the Joint Venture Company representing 5.75% of the enlarged registered capital of the Joint Venture Company. The capital contribution is not completed as of the date of this annual report.

On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry for an aggregate cash consideration of EUR49.0 million (approximately US$54.4 million), including a goodwill amounted to US$3.9 million. The goodwill attributable to the workforce and the high profitability of the acquired business will not be deductible for tax purposes. The acquisition was completed on July 29, 2016.

Details of non-wholly owned subsidiaries that have material non-controlling interests (“NCI”)

The table below shows details of a non-wholly owned subsidiary of the Company that have material non-controlling interests:

	Place of	Proportion of ownership interests
	establishment	and voting rights held by			Profit (loss) allocated to non-			Accumulated non-controlling
Name of company	and operation	non-controlling interests			controlling interests			interests
		12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
					USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)	Beijing, PRC	49.0%	49.0%	45%	(39,113)	(55,868)	(25,596)	1,324,590	1,069,703	371,446
SJ Semiconductor Corporation	Cayman Islands	44.0%	44.0%	44.7%	(4,896)	(3,545)	(5,077)	124,659	136,458	79,621
					(44,009)	(59,413)	(30,673)	1,449,249	1,206,161	451,067

SMNC shared part of the Group’s advanced technology R&D expenses in 2017 and 2016, and had start-up cost in 2015, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreements entered into by the Group and the NCI of SMNC, additional capital injection into SMNC was completed in 2017, 2016 and 2015. The additional capital injection from NCI amounted to US$294.0 million in 2017, US$754.1 million in 2016 and US$61.2 million in 2015 respectively.

According to the joint venture agreements entered into by the Company and the NCI of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2016, 2015 and 2014. The additional capital injection from NCI amounted to US$60.0 million in 2016 and US$60.0 million in 2015 respectively.

Summarized financial information in respect of the Company’s subsidiaries that have material non- controlling interests are set out below. The summarized financial information below represents amounts before intragroup eliminations.

SMNC

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	1,559,016	1,103,214	381,640
Non-current assets	2,046,290	1,807,207	917,719
Current liabilities	(596,500)	(409,898)	(350,298)
Non-current liabilities	(315,718)	(327,995)	(123,626)
Net assets	2,693,088	2,172,528	825,435
Equity attributable to owners of the Company	1,368,498	1,102,825	453,989
Non-controlling interests	1,324,590	1,069,703	371,446
Net assets	2,693,088	2,172,528	825,435

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Revenue	471,174	243,715	4,721
Expense	(574,386)	(339,910)	(64,032)
Other income (expense)	23,389	(19,480)	2,430
Loss for the year	(79,823)	(115,675)	(56,881)
Loss attributable to owners of the Company	(40,710)	(59,807)	(31,285)
Loss attributable to the non-controlling interests	(39,113)	(55,868)	(25,596)
Loss for the year	(79,823)	(115,675)	(56,881)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(40,710)	(59,807)	(31,285)
Total comprehensive loss attributable to the non-controlling interests	(39,113)	(55,868)	(25,596)
Total comprehensive loss for the year	(79,823)	(115,675)	(56,881)
Dividends paid to non-controlling interests	—	—	—
Net cash inflow (outflow) from operating activities	188,115	(13,082)	(71,817)
Net cash outflow from investing activities	(820,606)	(1,627,788)	(173,535)
Net cash inflow from financing activities	590,091	1,655,011	137,500
Net cash (outflow) inflow	(42,400)	14,141	(107,852)

SJ Semiconductor Corporation and its subsidiaries

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	205,957	224,737	164,495
Non-current assets	131,041	102,790	66,772
Current liabilities	(46,608)	(11,656)	(18,904)
Non-current liabilities	(7,002)	(5,421)	(34,331)
Net assets	283,388	310,450	178,032
Equity attributable to owners of the Company	158,729	173,992	98,411
Non-controlling interests	124,659	136,458	79,621
Net assets	283,388	310,450	178,032

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Revenue	21,862	12,782	1,543
Expense	(39,504)	(27,300)	(9,621)
Other income (expense)	6,505	6,564	(3,274)
Loss for the year	(11,137)	(7,954)	(11,352)
Loss attributable to owners of the Company	(6,241)	(4,409)	(6,275)
Loss attributable to the non-controlling interests	(4,896)	(3,545)	(5,077)
Loss for the year	(11,137)	(7,954)	(11,352)
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive incom attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive loss attributable to owners of the Company	(6,241)	(4,409)	(6,275)
Total comprehensive loss attributable to the non- controlling interests	(4,896)	(3,545)	(5,077)
Total comprehensive loss for the year	(11,137)	(7,954)	(11,352)
Dividends paid to non-controlling interests	—	—	—
Net cash inflow (outflow) from operating activities	6,115	(1,194)	(9,841)
Net cash outflow from investing activities	(65,993)	(147,752)	(60,336)
Net cash (outflow) inflow from financing activities	(1,983)	109,291	175,211
Net cash (outflow) inflow	(61,861)	(39,655)	105,034

1.

19.        Investments in associates

The details of the Company’s associates, which are all unlisted companies except for JCET listed on the Shanghai Stock Exchange, at the end of the reporting period are as follows:

		Class of	Proportion of ownership interest
	Place of establishment	share	and voting power held
Name of company	and operation	held	by the Group
			12/31/17		12/31/16		12/31/15
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%		30.0%		30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%		49.0%		49.0%
Brite Semiconductor (Shanghai) Corporation (“Brite Shanghai”) (4)	Shanghai, PRC	Ordinary	46.6%		47.3%		47.8%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) (3)	Jiangsu, PRC	Ordinary	—		19.6%		19.6%
Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”) (3)	Jiangsu, PRC	Ordinary	14.3%		NA		NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	8.1	% (1)	11.4	% (1)	8.8	% (1)
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	30.0%		30.0%		45.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”) (2)	Beijing, PRC	Ordinary	32.6%		32.6%		32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”) (2)	Shanghai, PRC	Ordinary	33.0%		33.0%		33.0%
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”) (2)	Shanghai, PRC	Ordinary	66.2	% (1)	66.2	% (1)	66.2	% (1)
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”) (2)	Jiangsu, PRC	Ordinary	44.8%		44.8%		44.8%
Juyuan Juxin Integrated Circuit Fund (“Juyuan Juxin”) (2)	Shanghai, PRC	Ordinary	31.6%		40.9%		NA

(1)	In accordance with investment agreements, the Group has significant influence over Fortune-Tech Zaixing and Sino IC Leasing.

(2)

On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement (the “Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664.0 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (the “Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655.0 million in cash. On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the Disposal Agreement and the Subscription Agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s board.

(3)

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

(4)	Since September 30, 2017, the Group invested Brite Shanghai directly with no more investment in Brite Semiconductor Corporation, the holding company of Brite Shanghai.

All of these associates are accounted for using the equity method in these consolidated financial statements.

Toppan

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	55,966	53,716	51,661
Non-current assets	19,978	17,205	22,554
Current liabilities	(1,727)	(2,246)	(2,062)
Non-current liabilities	—	—	—
Net assets	74,217	68,675	72,153

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Total revenue	18,391	20,711	20,782
Profit for the year	1,235	1,178	3,267
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	1,235	1,178	3,267
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Net assets of the associate	74,217	68,675	72,153
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	22,265	20,603	21,646

JCET and its subsidiaries

In accordance with IAS 39, the group applies the equity method accounted for its investments in JCET on one quarter lag basis since the annual financial report of JCET were not available as of December 31, 2017.

09/30/17
USD’000
Current assets	1,401,575
Non-current assets	3,305,615
Current liabilities	(1,639,114)
Non-current liabilities	(1,661,532)
Net assets	1,406,544
Equity attributable to owners of the associate	1,385,372
Non-controlling interests	21,172
Net assets	1,406,544

Three months
ended
09/30/17
USD’000
Total revenue	958,087
Profit attributable to owners of the associate	11,480
Profit attributable to the non-controlling interests	628
Profit for the period	12,108
Other comprehensive loss for the period	(19,986)
Total comprehensive loss for the period	(7,878)
Total comprehensive loss attributable to owners of the associate	(8,496)
Total comprehensive income attributable to the non-controlling interests	618
Total comprehensive loss for the period	(7,878)
Dividends received from the associate during the period	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/17
USD’000
Equity attributable to owners of the associate	1,385,372
Proportion of the Group’s ownership interest in JCET	14.3%
197,832
Valuation premium	340,561
Carrying amount of the Group’s interest in JCET	538,393

Fortune-Tech Zaixing

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	2,264	12,720	15,513
Non-current assets	19,965	8,520	7,581
Current liabilities	(2)	(1)	(3)
Non-current liabilities	—	—	—
Net assets	22,227	21,239	23,091

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Total revenue	—	—	—
Loss for the year	(366)	(329)	(178)
Other comprehensive income for the year	—	—	—
Total comprehensive loss for the year	(366)	(329)	(178)
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Net assets of the associate	22,227	21,239	23,091
Proportion of the Group’s ownership interest in Fortune-Tech Zaixing	66.2%	66.2%	66.2%
Carrying amount of the Group’s interest in Fortune-Tech Zaixing	14,714	14,087	15,292

Sino IC Leasing and its subsidiaries

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	1,038,538	702,570	502,454
Non-current assets	3,464,412	1,859,267	21,374
Current liabilities	(523,228)	(117,287)	(8,679)
Non-current liabilities	(2,509,732)	(1,653,206)	(190,021)
Net assets	1,469,990	791,344	325,128
Equity attributable to owners of the associate	1,366,367	776,959	325,128
Non-controlling interests	103,623	14,385	—
Net assets	1,469,990	791,344	325,128

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Total revenue	215,538	36,085	2,437
Profit attributable to owners of the associate	39,003	12,938	3,761
Profit attributable to the non-controlling interests	460	48	—
Profit for the year	39,463	12,986	3,761
Other comprehensive (loss) income for the year	(10,206)	3,594	—
Total comprehensive income for the year	29,257	16,580	3,761
Total comprehensive income attributable to owners of the associate	28,797	16,532	3,761
Total comprehensive income attributable to the non-controlling interests	460	48	—
Total comprehensive income for the year	29,257	16,580	3,761
Dividends received from the associate during the year	255	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Equity attributable to owners of the associate	1,366,367	776,959	325,128
Proportion of the Group’s ownership interest in Sino IC Leasing	8.1%	11.4%	8.8%
Carrying amount of the Group’s interest in Sino IC Leasing	110,162	88,651	28,736

Juyuan Juxin

	12/31/17	12/31/16
	USD’000	USD’000
Current assets	108,639	47,494
Non-current assets	55,761	—
Current liabilities	(33)	(7)
Non-current liabilities	—	—
Net assets	164,367	47,487

	Year ended	Year ended
	12/31/17	12/31/16
	USD’000	USD’000
Total revenue	—	—
Loss for the year	(3,120)	(1,893)
Other comprehensive income for the year	—	—
Total comprehensive loss for the year	(3,120)	(1,893)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/17	12/31/16
	USD’000	USD’000
Net assets of the associate	164,367	47,487
Proportion of the Group’s ownership interest in Juyuan Juxin	31.6%	40.9%
Carrying amount of the Group’s interest in Juyuan Juxin	51,940	19,408

20.        Investments in joint ventures

Details of the Group’s joint ventures, which are all unlisted companies invested indirectly through China IC Capital Co., Ltd, at the end of the reporting period are as follows:

		Class	Proportion of ownership interest
	Place of establishment	of share	and voting power held
Name of company	and operation	held	by the Group
			12/31/17	12/31/16	12/31/15
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	49.0%	49.0%
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	31.5%	42.0%	42.0%

Summarized financial information in respect of the Group’s material joint venture is set out below.

Shanghai Xinxin

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current assets	1,453	10,679	4,917
Non-current assets	53,782	13,283	28,631
Current liabilities	(6)	(7)	(3,287)
Non-current liabilities	—	—	—
Net assets	55,229	23,955	30,261

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Total revenue		—	—
(Loss) profit for the year	(390)	4,540	(609)
Other comprehensive income for the year	30,441	—	—
Total comprehensive income (loss) for the year	30,051	4,540	(609)
Dividends received from the joint venture during the year	—	2,027	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Net assets of the joint venture	55,229	23,955	30,261
Proportion of the Group’s ownership interest in Shanghai Xinxin	49.0%	49.0%	49.0%
Carrying amount of the Group’s interest in Shanghai Xinxin	27,062	11,740	14,829

21.        Other financial assets

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
At fair value
Non-current
Derivatives
Cross currency swap contracts – cash flow hedges	17,598	—	—
Current
Derivatives
Foreign currency forward contracts	2,111	—	172
Cross currency swap contracts – cash flow hedges	4,739
Short-term investments
Financial products sold by banks	117,928	24,931	257,583
Bank deposits will mature over 3 months	559,034	6,612	25,125
	683,812	31,543	282,880
	701,410	31,543	282,880

22.        Restricted cash

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Restricted cash
Non-current (1)	13,438	20,080	—
Current (2)	336,043	337,699	302,416
	349,481	357,779	302,416

(1)Restricted cash — non current

As of December 31, 2017, the non-current restricted cash consisted of US$13.4 million (EUR11.2 million, December 31, 2016: US$20.1 million and December 31, 2015: nil) of bank time deposits pledged against long-term borrowing from MPS Capital Services S.p.A. of US$1.3 million (EUR1.1 million) and from Cassa Depositie Prestiti of US$12.1 million (EUR10.1 million).

(2)Restricted cash — current

As of December 31, 2017, the current restricted cash consisted of US$14.9 million (December 31, 2016: US$2.9 million and December 31, 2015: US$1.1 million) of bank time deposits, within which US$9.3 million was pledged against letters of credit and short-term borrowings, and US$5.6 million (EUR4.7 million) was pledged against long-term borrowing current portions from MPS Capital Services S.p.A. of US$0.5 million (EUR0.5 million) and from Cassa Depositie Prestiti of US$5.1 million (EUR4.2 million).

As of December 31, 2017, 2016 and 2015, the current restricted cash consisted of US$235.3 million, US$191.9 million and US$74.0 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of December 31, 2017, 2016 and 2015 the current restricted cash of US$85.8 million and US$142.9 and US$227.3 million were from low interest cost entrusted loans granted by

CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Group expects to spend the restricted cash within the next 12 months.

23.        Other assets

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Available-for-sale investments	24,844	21,966	19,750
MPS Bonds	—	4,634	—
Others	17,966	16,270	12,328
Non-current	42,810	42,870	32,078

Available-for-sale investments are primarily fund companies and investment projects invested indirectly through China IC Capital Co., Ltd in the integrated circuits industry.

24.        Inventories

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Raw materials	149,574	126,526	88,134
Work in progress	321,695	280,216	225,475
Finished goods	151,410	57,474	73,717
	622,679	464,216	387,326

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision (reversal) was US$46.9 million (2016: US$3.7 million and 2015: US$(13.3) million).

25.        Trade and other receivables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Trade receivables	407,975	491,018	399,200
Allowance on doubtful trade receivables	(1,335)	(1,491)	(41,976)
	406,640	489,527	357,224
Other receivables and refundable deposits	209,668	156,295	142,622
	616,308	645,822	499,846

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The Group determines its allowance on doubtful trade receivables based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group provides allowance on doubtful trade receivables based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group’s allowance on doubtful trade receivables excludes receivables from a limited number of customers due to their high credit worthiness. The Group recognized US$0.3 million, US$0.2 million and US$0.5 million of allowance on doubtful trade receivables respectively during the year ended December 31, 2017, 2016 and 2015 respectively. The Group reviews, analyzes and adjusts allowance on doubtful trade receivables on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, financial performance, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the  trade receivables  balance at the end of the year of 2017, 2016 and 2015, US$228.9 million,  US$208.3 million and US$125.7  million respectively are due from the Group’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Within 30 days	148,131	274,087	177,542
31–60 days	187,623	179,453	151,377
Over 60 days	72,221	37,478	70,281
Total trade receivables	407,975	491,018	399,200

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance on doubtful trade receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Neither past due nor impaired	331,469	444,145	312,479
Past due but not impaired
Within 30 days	62,267	34,872	39,737
31–60 days	9,583	8,875	3,534
Over 60 days	3,321	1,635	1,474
Total carrying amount	406,640	489,527	357,224
Average overdue days	26	27	23

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Movement in allowance on doubtful trade receivables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at beginning of the year	1,491	41,976	42,014
Addition in allowance on doubtful trade receivables	301	201	528
Amounts written off during the year as uncollectible	(19)	(39,083)	(25)
Reversal of allowance on doubtful trade receivables	(438)	(1,603)	(541)
Balance at end of the year	1,335	1,491	41,976

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

26.        Assets classified as held-for-sale

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	37,471	50,813	72,197

Non-current assets are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

27.        Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	Premium
		USD’000	USD’000
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630
Issuance of shares under the Company’s employee share option plan	232,284,137	93	20,819
Ordinary shares issued at June 8, 2015	4,700,000,000	1,880	397,580
Ordinary shares issued at September 25, 2015	323,518,848	130	27,392
Ordinary shares issued at October 9, 2015	961,849,809	385	81,440
Balance at December 31, 2015	42,073,748,961	16,830	4,903,861
Issuance of shares under the Company’s employee share option plan	329,531,926	132	35,367
Conversion of convertible bonds during the year	105,128,132	42	11,023
Adjustment arising from the Share Consolidation	(38,257,568,118)	—	—
Issuance of shares under the Company’s employee share option plan after the Share Consolidation	2,081,358	8	697
Balance at December 31, 2016	4,252,922,259	17,012	4,950,948
Issuance of shares under the Company’s employee share option plan (Note 39)	32,723,622	130	35,178
Conversion of convertible bonds during the year	389,042,383	1,556	427,168
Share premium reduction	—	—	(910,849)
Ordinary shares issued at December 6, 2017	241,418,625	966	325,174
Balance at December 31, 2017	4,916,106,889	19,664	4,827,619

On December 6, 2017, pursuant to the terms and conditions of the placing agreement entered by the Company and joint placing agents, the Company allotted and issued 241,418,625 placing shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the placing shares, to not less than six independent placees at the price of HK$10.65 per placing share. The net proceeds are recorded as share capital of approximately US$1.0 million and share premium of approximately US$325.2 million in the statements of financial position. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

On June 23, 2017, the Board has been approved by the shareholders at the Annual General Meeting to reduce the amount standing to the credit of the share premium account of the Company by an amount of US$910.8 million and to apply such amount to eliminate the accumulated losses of the Company as of December 31, 2016.

On June 23, 2017, the Board has been approved by the shareholders at the Annual General Meeting to increase the authorized share capital of the Company to US$42,000,000 divided into 10,000,000,000 ordinary shares and 500,000,000 preferred shares by the creation of an additional 5,000,000,000 ordinary shares in the share capital of the Company, which will rank pari passu with all existing ordinary shares.

In 2016, the Company proposed to implement the Share Consolidation on the basis that every ten issued and unissued shares of US$0.0004 each of the Company will be consolidated into one ordinary share of US$0.004 each. The proposed share consolidation was approved by the Company’s shareholders at the Extraordinary General Meeting held on December 6, 2016 and the share consolidation became effective on December 7, 2016.

On February 12, 2015, the Company entered into a share purchase agreement with China IC Fund. Pursuant to the share purchase agreement, the Company proposed to issue 4,700,000,000 ordinary shares before the effect of Share Consolidation (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and the Company issued 4,700,000,000 ordinary shares before the effect of Share Consolidation to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share. The net proceeds were recorded as share capital of approximately US$1.9 million and share premium of approximately US$397.6 million in the statements of financial position. Net proceeds of issue were measured after deducting directly attributable transaction costs of the share issue.

On November 6, 2008 and April 18, 2011, respectively, the Company entered into share purchase agreements with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) and Country Hill Limited (“Country Hill”) which granted each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill a pre-emptive right to subscribe for additional shares if the Company issues new shares to other investors. On March 2, 2015, the Company received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, Datang and Country Hill entered into agreements with the Company (“2015 Datang Pre-emptive Share Purchase Agreement” and “2015 Country Hill Pre-emptive Share Purchase Agreement”, respectively) to subscribe for 961,849,809 ordinary shares before the effect of Share Consolidation and 323,518,848 ordinary shares before the effect of Share Consolidation, respectively, at a price of HK$0.6593 per share. On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares before the effect of Share Consolidation of the Company. On October 9, 2015, Datang subscribed 961,849,809 ordinary shares before the effect of Share Consolidation of the Company.

As of the date of this report, the Company has been informed by each of Datang and China IC Fund in a non-legally binding letter of intent that it intends to exercise its pre-emptive right in relation to the issue of the placing shares on December 6, 2017, up to the amount it is entitled to under the Datang Purchase Agreement (in the case of Datang) and the China IC Fund Purchase Agreement (in the case of China IC Fund), respectively.

Fully paid ordinary shares, which have a par value of US$0.004 (after the share consolidation), carry one vote per share and carry a right to dividends.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 39).

28.        Reserves

Equity-settled employee benefits reserve

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at beginning of year	65,703	70,459	64,540
Arising on share-based payments	17,495	13,838	18,088
Transfer to share premium	(18,220)	(18,594)	(12,169)
Balance at end of year	64,978	65,703	70,459

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

Foreign currency translation reserve

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at beginning of year	(22,087)	(3,956)	4,229
Exchange differences arising on translating the foreign operations	21,590	(18,131)	(8,185)
Balance at end of year	(497)	(22,087)	(3,956)

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

Change in value of available-for-sale financial assets

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at beginning of year	1,245	447	—
Change in value of available-for-sale financial assets during this year	(2,356)	798	447
Balance at end of year	(1,111)	1,245	447

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

Convertible bonds equity reserve

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Balance at beginning of year	81,678	29,564	29,564
Recognition of the equity component of convertible bonds	—	52,935	—
Conversion options exercised during the year	(29,625)	(821)	—
Balance at end of year	52,053	81,678	29,564

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

Defined benefit plan reserve

	12/31/17	12/31/16
	USD’000	USD’000
Balance at beginning of year	1,520	—
Actuarial gains or losses on defined benefit plan	(436)	1,520
Balance at end of year	1,084	1,520

The benefit obligation was due LFoundry. LFoundry’s employees are entitled to a defined benefit plan. Actuarial gains and losses can result from increases or decreases in the present value of a defined benefit obligation due to experience adjustments or changes in actuarial assumptions. Please refer to Note 36 for details.

Cash flow hedges

	12/31/17	12/31/16
	USD’000	USD’000
Balance at beginning of year	(34,627)	—
Gain (loss) recognized during this year	35,143	(34,627)
Balance at end of year	516	(34,627)

The hedging reserve is used to record gains or losses on derivatives that are designated and qualify as cash flow hedges and that are recognized in other comprehensive income, as described in note 40. Amounts will be reclassified to profit or loss when the associated hedged transaction affects profit or loss.

Share of other comprehensive income of joint ventures accounted for using the equity method

12/31/17
USD’000
Balance at beginning of year	—
Change in share of other comprehensive income of joint ventures accounted for using the equity method	17,646
Balance at end of year	17,646

The reserve of share of other comprehensive income of joint ventures accounted for using the equity method was recognized as the Group’s share of the change in value of available-for-sale financial assets of the joint ventures in 2017.

29.        Retained earnings (accumulated deficit)

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2017 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2017, 2016 and 2015, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$10,782 million at December 31, 2017 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2017, reserve and capital of approximately US$10,812 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2017, 2016 and 2015 the Company did not declare or pay any cash dividends on the ordinary shares.

On June 23, 2017, the accumulated losses of the Company as of December 31, 2016 were eliminated by an amount of US$910.8 million. Please refer to Note 27 for more details.

On December 29, 2017, SMIC Shanghai and SJ Jiangyin had entered into an asset transfer agreement in relation to the disposal and sale of unvalued assets. The purpose of the disposal was to transfer the business operation of the Shanghai Testing Centre from SMIC Shanghai to SJ Jiangyin and merge the business operation of Shanghai Testing Centre to SJ Jiangyin. The transfer of business operation raised a retained earnings of US$7.3 million for the Company and a corresponding loss for non-controlling interests.

30.        Perpetual subordinated convertible securities

The Company issued the perpetual subordinated convertible securities at a par value of US$250,000 each in the principal amount of US$65,000,000 on December 14, 2017 (the “PSCS”).

The principal terms of the PSCS are as follows:

(1)	Denomination of the PSCS — The PSCS are denominated in USD.
(2)	Maturity date — Perpetual with no fixed redemption date.
(3)

Subordination of the PSCS — In the event of the Winding-Up of the Company, the rights and claims of the Securityholders shall rank ahead of those persons whose claims are in respect of any Junior Securities of the Company, but shall be subordinated in right of payment to the claims of all other present and future senior and subordinated creditors of the Company, other than the claims of holders of Parity Securities.

(4)	Distribution —
a)	Distribution Rate — 2.00% per annum, payable semi-annually in arrears.
b)	Distribution Payment Dates — June 14, and December 14, in each year, commencing on June 14, 2018.
c)

Deferral of Distributions — The Company may elect to defer Distribution which is otherwise scheduled to be paid on a Distribution Payment Date to the next Distribution Payment Date by giving notice to the Securityholders not more than 10 nor less than 5 Business Days prior to a scheduled Distribution Payment Date if, during the 12 months ending on the day before that scheduled Distribution Payment Date no discretionary dividend, distribution or other discretionary payment has been paid or declared by the Company on or in respect of its Junior Securities or its Parity Securities.

d)

Distribution Stopper — If (i) on any Distribution Payment Date, payment of all Distribution payments scheduled to be made on such date is not made in full, or (ii) a Credit Event has occurred and is continuing, the Company shall not:

(i)	declare or pay any dividends, distributions or make any other payment on, and will procure that no dividend or other payment is made on any Junior Securities or Parity Securities; or
(ii)

redeem, reduce, cancel, buy-back or acquire for any consideration any Junior Securities or Parity Securities unless and until (1) the Company satisfies in full all outstanding Arrears of Distribution and any Additional Distribution Amounts; or (2) it is permitted to do so by an Extraordinary Resolution of the Securityholders.

(5)	Conversion —
a)	Conversion Rights — Securityholders may convert their PSCS into Shares during the Conversion Period at the Conversion Price in effect on the relevant Conversion Date.

b)

Conversion period — Any time on or after 40 days from the Issue Date. If the PSCS have been called for redemption, then up to the close of business on a date no later than 7 days prior to the date fixed for redemption or if notice requiring redemption has been given by the Securityholder, then up to the close of business on the day prior to the giving of such notice.

c)	Initial Conversion Price — HK$12.78 per Share.
d)	Initial Conversion Ratio — 152,648.6697 Shares per US$250,000 principal amount of the Security at the Initial Conversion Price.
e)	Fixed Exchange Rate — HK$7.8034 = US$1.00.
f)

Step up events — Upon occurrence of a Change of Control Event or Suspension (if not cured or the Securities not called in each case within 30 days), the Distribution Rate will increase by 3.00% per annum.

g)

Adjustment to Conversion Price — The Conversion Price will be adjusted in certain circumstances, including subdivisions, consolidation or redenomination, rights issue, bonus issue, reorganization, capital distributions and certain other dilutive event.

(6)	Redemption —
a)	At the option of the Company:
(i)

Company Call — On or at any time after December 14, 2020 (the “Third Anniversary Date”), the Company may, having given not less than 30 nor more than 60 days’ notice, redeem the PSCS in whole, but not in part, at their principal amount together with Distribution accrued to the date fixed for redemption, provided that the Closing Price of the Shares for any 20 Trading Days out of 30 consecutive Trading Days immediately prior to the date upon which notice of such redemption is given, was at least 130% of the applicable Conversion Price then in effect.

(ii)

Clean Up Call — On giving not less than 45 nor more than 60 days’ notice, the Company shall redeem all and not some only of the PSCS at (1) the Early Redemption Amount, at any time before the Third Anniversary Date or (2) their principal amount together with Distribution accrued to the date fixed for redemption, at any time on or after the Third Anniversary Date if, prior to the date the relevant Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90% or more in principal amount of the PSCS originally issued.

(iii)

Tax Call — The Company may at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Securityholders and the Trustee, redeem in whole but not in part at their principal amount together with Distribution accrued to the date fixed for redemption if there is any change to Cayman Islands, Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations would result in the Company becoming liable to pay additional tax amount.

(iv)

Accounting Call — Upon occurrence of an Equity Disqualification Event, the Company may at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Securityholders redeem, in whole but not in part, the PSCS at (i) the Early Redemption Amount if such redemption occurs prior to the Third Anniversary Date or (ii) their principal amount together with any Distribution accrued to the date fixed for redemption if such redemption occurs on or after the Third Anniversary Date.

(v)

Rating Call — Upon occurrence of a Rating Disqualification Event, the Company may at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Securityholders redeem, in whole but not in part, the PSCS at (i) the Early Redemption Amount if such redemption occurs prior to the Third Anniversary Date or (ii) their principal amount together with any Distribution accrued to the date fixed for redemption if such redemption occurs on or after the Third Anniversary Date.

b)	At the option of the Securityholder:
(i)

Following occurrence of any delisting or suspension arising from or as a result of an application to HKSE having been initiated or made by the Group or such delisting or suspension having been effected or imposed through any other means controlled by the Group or otherwise resulting from any action of the Group or any default or non-compliance by the Group of any of its obligations that are within its control (whether or not imposed by law or the listing rules of HKSE), the holder of each Security will have the right to require the Company to redeem all or some only of PSCS at their principal amount, together with any Distribution accrued to the date fixed for redemption.

(ii)	Tax Call — Securityholders have the right to elect for their PSCS not to be redeemed but with no entitlement to any additional amounts.

The PSCS are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the PSCS. The PSCS will remain as equity reserve until the PSCS are converted, in which case, the balance recognized in equity will be transferred to ordinary shares and share premium.

As at the issue date and the year ended December 31, 2017, the net book value of PSCS amounted to US$64.1 million after the deduction of issue expenses of US$0.9 million.

Up to the date of the authorization of the Group’s consolidated financial statements for the year ended December 31, 2017, no PSCS have been converted into ordinary shares of the Company, either no distribution was paid.

As of the date of this report, the Company has been informed by each of Datang and China IC Fund in a non-legally binding letter of intent that it intends to exercise its pre-emptive right in relation to the issue of the placed PSCS on December 6, 2017 with an additional allocation of approximately US$200,000,000 (including the amount it is entitled to in relation to the exercise of pre-emptive right) in aggregate principal amount of the placed PSCS (in the case of Datang) and with an additional allocation of up to US$300,000,000 (including the amount it is entitled to in relation to the exercise of pre-emptive right) in principal amount of the placed PSCS (in the case of China IC Fund).

31.        Borrowings

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	308,311	176,957	62,872
Short-term borrowings	308,311	176,957	62,872
2013 USD loan (SMIC Shanghai) (ii)	10,760	10,760	10,760
2015 USD loan (SMIC Shanghai)	—	39,641	52,854
2015 CDB USD loan (SJ Jiangyin)	—	2,000	20,000
2015 CDB RMB loan I (SMIC Shanghai) (iii)	153,041	144,155	154,095
2015 CDB RMB loan II (SMIC Shanghai) (iv)	72,694	68,473	73,195
2015 CDB RMB loan (SMIC Beijing) (v)	29,231	28,110	30,048
2016 CDB RMB loan (SMIC Beijing) (vi)	223,440	210,466	—
2017 CDB RMB loan (SMIC Shenzhen) (vii)	185,792	—	—
2015 EXIM RMB loan (SMIC Shanghai) (viii)	76,520	72,077	73,966
2017 EXIM RMB loan (SMIC Shanghai) (ix)	153,041	—	—
2014 EXIM RMB loan (SMIC Beijing)	—	—	36,983
2016 EXIM RMB loan I (SMIC Beijing) (x)	36,730	34,597	—
2016 EXIM RMB loan II (SMIC Beijing) (xi)	61,216	57,662	—
2017 EXIM RMB loan (SMIC Beijing) (xii)	76,520	—	—
2016 EXIM RMB loan (SMIC) (xiii)	76,520	72,077	—
2017 EXIM RMB loan (SMIC Tianjin) (xiv)	76,520	—	—
2017 EXIM USD loan (SMIC Tianjin) (xv)	25,000	—	—
2017 EXIM RMB loan (SMIC Shenzhen) (xvi)	76,520	—	—
2015 RMB entrust loan (SJ Jiangyin)	—	—	14,331
2014 Cassa Depositie Prestiti loan (LFoundry) (xvii)	25,871	26,026	—
2014 MPS capital service loan (LFoundry) (xviii)	5,132	4,578	—
2014 Citizen Finetech Miyota loan (LFoundry) (xix)	3,502	3,926	—
2017 Banca del Mezzogiorno loan (LFoundry) (xx)	1,529	—	—
Finance lease payables (xxi)	6,252	7,057	—
Loans from non-controlling interests shareholders (xxii)	12,750	1,627	—
Others (xxiii)	487,655	482,579	—
Long-term borrowings	1,876,236	1,265,811	466,232
	2,184,547	1,442,768	529,104
Current
Short-term borrowings	308,311	176,957	62,872
Current maturities of long-term borrowings	132,297	32,217	50,196
	440,608	209,174	113,068
Non-current
Non-current maturities of long-term debt	1,743,939	1,233,594	416,036
	2,184,547	1,442,768	529,104
Borrowing by repayment schedule:
Within 1 year	440,608	209,174	113,068
Within 1–2 years	399,301	171,900	15,830
Within 2–5 years	877,315	698,070	172,916
Over 5 years	467,323	363,624	227,290
	2,184,547	1,442,768	529,104

Summary of borrowing arrangements

(i)

As of December 31, 2017, the Group had 34 short-term credit agreements that provided total credit facilities up to US$2,118.5 million on a revolving credit basis. As of December 31, 2017, the Group had drawn down US$308.3 million under these credit  agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 3.48% in 2017.

(ii)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470.0 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down US$260.0 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable in advance from February 2018 to August 2018. The interest rate on this loan facility ranged from 5.03% to 5.71%from in 2017. SMIS was in compliance with the related financial covenants as of December 31, 2017.

(iii)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB1,000 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2017.

(iv)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475.0 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2017, SMIS had drawn down RMB475.0  million (approximately US$72.7 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2017.

(v)

In December 2015, SMIB entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195.0 million with China Development Bank, which is unsecured. As of December 31, 2017, SMIB had drawn down RMB195.0 million on this loan facility. The outstanding balance of RMB191.0 million (approximately US$29.2 million) is repayable from June 2018 to December 2030. The interest rate on this loan facility was 1.20% in 2017.

(vi)

In May 2016, SMIB entered into the RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460.0 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2017, SMIB had drawn down RMB1,460.0 million (approximately US$223.4 million) on this loan facility. The principal amount is repayable from May 2018 to May 2031. The interest rate on this loan facility was 1.20% in 2017.

(vii)

In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB5,400.0 million with China Development Bank, which is unsecured. This seven-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB1,214.0 million (approximately US$185.8 million) on this loan facility. The outstanding balance is repayable from December 2024. The interest rate on this loan facility was 4.46%  per annum in 2017.

(viii)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

(ix)

In March 2017, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility as used for working capital purposes. As of December 31, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$153.0 million) on this loan facility. The outstanding balance is repayable in March and April 2019. The interest rate on this loan facility is 2.65% per annum in 2017.

(x)

In December 2016, SMIB entered into the RMB loan, a two-year working capital loan facility in the principal amount of RMB240.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB240.0 million (approximately US$36.7 million) on this loan facility. The principal amount is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2017.

(xi)

In January 2016, SMIB entered into the RMB loan, a three-year working capital loan facility in the principal amount of RMB400.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIB had drawn down RMB400.0 million (approximately US$61.2 million) on this loan facility. The principal amount is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2017.

(xii)

In September 2017, SMIB entered into the new RMB loan in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIB’s 300mm fab. As of December 31, 2017, SMIB had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from September 2018 to September 2022. The interest rate on this loan facility was 2.92%  per annum in 2017.

(xiii)

In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIC had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility was 2.75% to 3.05% in 2017.

(xiv)

In February 2017, SMIT entered into the new RMB loan, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2017, SMIT had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable  in February 2020. The interest rate on this loan facility was 4.04%  per annum in 2017.

(xv)

In August 2017, SMIT entered into the new RMB loan in the aggregate principal amount of US$25.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIT’s 200mm fab. As of December 31, 2017, SMIT had drawn down US$25.0 million on this loan facility. The outstanding balance is repayable in August 2022. The interest rate on this loan facility was 2.65%  per annum in 2017.

(xvi)

In December 2017, SMIZ entered into a USD loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2017, SMIZ had drawn down RMB500.0 million (approximately US$76.5 million) on this loan facility. The outstanding balance is repayable from March 2018 to September 2022. The interest rate on this loan facility ranged from 3.40% in 2017.

(xvii)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti.This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR14.3 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR35.8 million and repaid EUR11.8 million on this loan facility. The outstanding balance of EUR24.4 million (its present value is EUR21.5 million, approximately US$25.9 million) including principal amount of EUR24.0 million and interest cash flow of EUR0.4 million is repayable from December 2017 to December 2023. The interest rate on this loan facility was 0.5% per annum in 2017.

(xviii)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.6 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR4.8 million (its present value is EUR4.2 million, approximately US$5.1 million) including principal amount of EUR4.0 million and interest cash flow of EUR0.8 million is repayable from June 2020 to December 2023. The interest rate on this loan facility was approximately 6% per annum in 2017.

(xix)

In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY480.0 million with Citizen Finetech Miyota Co.Ltd. This five-year facility was used to finance the planned expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of December 31, 2017, LFoundry had drawn down JPY480.0 million and repaid JPY58.0 million on this loan facility. The outstanding balance of JPY439.0 million (its present value is JPY406.0 million, approximately US$3.5 million) including principal amount of JPY422.0 million and interest cash flow of JPY17.0 million is repayable from December 2017 to December 2019. The interest rate on this loan facility was 4.04% in 2017.

(xx)

In June 2017, LFoundry entered into a loan facility in the aggregate principal amount of EUR1.2 million with Banca del Mezzogiorno, which is unsecured. This nine- year bank facility was in relation to the admission of LFoundry to the benefits of the European Project called Horizon. As of December 31, 2017, LFoundry had drawn down EUR1.2 million (approximately US$1.5 million) on this loan facility. The principal amount is repayable from December 2018 to June 2026. The interest rate on this loan facility ranged from 0.8%  per annum in 2017.

(xxi)

In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of 5 years. As at December 31, 2017, the total net future finance lease payables  were US$6.3 million.

As of December 31, 2017, the total future minimum lease payments under finance leases and their present values (effective interest rate was 3.68%) were as follows:

	Minimum
	lease	Present
	payments	value
	USD’000	USD’000
Amounts payable:
Within one year	1,742	1,564
In the second year	1,742	1,601
In the third to fifth years	3,193	3,087
Total minimum finance lease payments	6,677	6,252
Less: future finance cost charges	(425)
Total net finance lease payables	6,252
Less: current portion of finance lease payables	(1,564)
Non-current portion of finance lease payables	4,688

(xxii)

In 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. LFoundry had drawn down EUR10.6 million on this loan facility. The outstanding balance of EUR10.6 million (approximately US$12.7 million)  is  repayable  from September 2018 to December 2023. The interest rate on this loan facility was 3.5% in 2017.

(xxiii)

Other borrowings represented US$487.7 million (December 31, 2016: US$482.6 million and December 31, 2015: nil) of borrowings under three arrangements entered into by the Group with third-party companies in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at below US$1.0 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above arrangements have been accounted for as collateralized borrowings of the Group.

As of December 31, 2017, property, plant and equipment and land use right with carrying amount of approximately US$362.3 million (December 31, 2016: US$631.4 million and December 31, 2015: US$323.9 million) have been pledged to secure borrowings of the Group.

32.        Convertible bonds

(i)	Redemption of zero coupon convertible bonds

The Company exercised its right to redeem the US$200.0 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95.0 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds will be carried out. The Company delisted the Bonds from the Singapore Exchange Securities Trading Limited.

(ii)Issue of US$450 million zero coupon convertible bonds due 2022

The Company issued convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450,000,000 on July 7, 2016 (the “2016 Convertible Bonds”).

The principal terms of the 2016 Convertible Bonds are as follows:

(1)	Denomination of the 2016 Convertible Bonds — The 2016 Convertible Bonds are denominated in USD.
(2)	Maturity date — Six years from the date of issuance, which is July 7, 2022 (“Maturity Date”).
(3)

Interest — The 2016 Convertible Bonds do not bear interest unless, upon due presentation thereof, payment of principal or premium (if any) is improperly withheld or refused. In such event, such unpaid amount shall bear interest at the rate of 2.0 per cent. per annum.

(4)	Conversion —
a)

Conversion price — The price is HK$0.9250 per each new share to be issued upon conversion of the 2016 Convertible Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events. With the Share Consolidation effective on December 7, 2016, the conversion price was adjusted to HK$9.250 per share.

b)

Conversion period — The Bondholder has the right to convert the 2016 Convertible Bonds into shares at any time on or after August 17, 2016 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called for redemption before the Maturity Date, the conversion period will end at the close of business on the seventh day before the date fixed for redemption, which is discussed below.

c)

Number of Conversion Shares issuable - 3,778,881,081 Conversion Shares will be issued upon full conversion of the 2016 Convertible Bonds based on the initial conversion price of HK$0.9250 (translated at the fixed exchange rate of HK$7.7677 = US$1.0 as pre- determined). With the Share Consolidation effective on December 7, 2016, the number of Conversion Shares were adjusted to 377,888,108 Conversion Shares.

(5)	Redemption —
a)	At the option of the Company:

(I)Redemption at maturity — The Company will redeem the outstanding 2016 Convertible Bonds at principal amount on the Maturity Date.

(II)Redemption for tax reasons — The Company will redeem all and not only some of the 2016 Convertible Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than

60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)Redemption at the Option — The Company may, having given not less than 45 nor more than 60 days’ notice, redeem all and not some only of the Bonds at any time after July 7, 2020 at their principal amount if the Closing Price of a share for any 20 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is given, was at least 130% of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding 2016 Convertible Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding 2016 Convertible Bonds at their principal amount.

b)	At the option of the Bondholder:

(I)Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the 2016 Convertible Bonds.

(II)Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the 2016 Convertible Bonds of such holder on July 7, 2020 at their principal amount.

(6)

Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the 2016 Convertible Bonds at any price in the open market or otherwise.

(7)

Cancellation — All the 2016 Convertible Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the 2016 Convertible Bonds cancelled will be forwarded to or to the order of the Registrar and such 2016 Convertible Bonds may not be reissued or resold.

The 2016 Convertible Bonds issued at July 7, 2016 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the 2016 Convertible Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. As at the date of issue, the fair value of the liability component of the 2016 Convertible Bonds was approximately US$387.9 million and the equity component was approximately US$52.9 million, determined  by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	450,000
Transaction cost	(9,194)
Liability component as at the date of issue	(387,871)
Equity component as at the date of issue	52,935

Subsequent to the initial recognition, the liability component of the 2016 Convertible Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the 2016 Convertible Bonds was 3.78% per annum. The movement of the liability component and the equity component of the 2016 Bonds for the year ended December 31, 2017 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at the date of issue	387,871	52,935	440,806
Interest charged	7,339	—	7,339
Balance at December 31, 2016	395,210	52,935	448,145
Interest charged	14,913	—	14,913
Conversion options exercised	(6,794)	(882)	(7,676)
As at December 31, 2017	403,329	52,053	455,382

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the 2016 Convertible Bonds mature.

33.        Bonds payable

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500.0 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the date of issue, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable as at the date of issue	491,181

The movement of the corporate bonds for the year ended December 31, 2017 is set out below:

USD’000
Balance at December 31, 2014	491,579
Interest charged	22,253
Interest payable recognized	(20,625)
Balance at December 31, 2015	493,207
Interest charged	22,327
Interest payable recognized	(20,625)
Balance at December 31, 2016	494,909
Interest charged	22,405
Interest payable recognized	(20,625)
Balance at December 31, 2017	496,689

34.        Medium-term notes

On June 7 and June 8, 2016, the Company issued the three- year medium-term notes of RMB1,500.0 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The medium-term notes carry a coupon interest rate of 3.35% per annum with interest due annually on June 8, 2017, June 8, 2018 and June 10, 2019. As at the date of issue, the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

USD’000
Principal amount	226,162
Transaction cost	(2,226)
Notes payable as at the date of issue	223,936

The movement of the medium-term notes for the period ended December 31, 2017 is set out below:

USD’000
As at the date of issue	223,936
Interest charged during	4,625
Interest payable recognized	(4,225)
Foreign exchange gain	(9,834)
Balance at December 31, 2016	214,502
Interest charged during	8,185
Interest payable recognized	(7,450)
Foreign exchange gain	13,246
Balance at December 31, 2017	228,483

35.        Other financial liabilities

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
At fair value
Non-current
Derivatives
Cross currency swap contracts — cash flow hedges	1,919	74,170	—
Current
Derivatives
Cross currency swap contracts — cash flow hedges	742	6,348	—
Cross currency swap contracts	—	—	1,459
Foreign currency forward contracts	2	—	—
	744	6,348	1,459
	2,663	80,518	1,459

Please refer to Note 40 for more details.

36.        Other liabilities

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Non-current
Bonus accrued	—	—	48,000
Defined benefit obligation(1)	28,162	24,213	—
Contingent Consideration(3)	12,549
Others – non-current(2)	59,106	13,284	17,761
	99,817	37,497	65,761
Current
Others – current(2)	40,627	—	—
	140,444	37,497	65,761

(1)	Defined Benefit Plan

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

The amounts recognized in the statement of financial position and the movements in the net defined benefit obligation over the year are as follows:

USD’000
As at August 1, 2016	27,569
Interest expense recognized in profit or loss	87
Actuarial gains recognized in other comprehensive income	(1,520)
Exchange differences	(1,875)
Contribution to employees	(48)
Balance at December 31, 2016	24,213
Interest expense recognized in profit or loss	376
Actuarial losses recognized in other comprehensive income	436
Exchange differences	3,455
Contribution to employees	(318)
Balance at December 31, 2017	28,162

The significant actuarial assumptions were as follows:

	12/31/17	12/31/16
Discount rate (%)	1.18%	1.37%
Inflation rate (%)	1.50%	1.50%
Salary growth rate (%)	1.50%	1.50%
Labor turnover rate (%)	2.65%	2.65%
Probability of request of advances of TFR (%)	1.50%	1.50%
Percentage required in case of advance (%)	70.00%	70.00%

	12/31/17	12/31/16
Number of employees with TFR	1,485	1,421
Average age (years)	47	46
Average seniority (years)	20	20

The sensitivity analysis of the defined benefit obligation was as follows:

	12/31/17	12/31/16
Discount rate (+0.5%)	–5.85%	–6.05%
Discount rate (-0.5%)	6.38%	6.61%
Rate of payments increases (+20%)	–0.65%	–0.57%
Rate of payments decreases (-20%)	0.71%	0.63%
Rate of price inflation increases (+0.5%)	3.80%	3.94%
Rate of price inflation decreases (-0.5%)	–3.72%	–3.86%
Rate of salary increases (+0.5%)	0.00%	0.00%
Rate of salary decreases (-0.5%)	0.00%	0.00%
Increase the retirement age (+1 year)	0.49%	0.38%
Decrease the retirement age (-1 year)	–0.52%	–0.40%
Increase longevity (+1 year)	0.00%	0.00%
Decrease longevity (-1 year)	0.00%	0.00%

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

(2)	Others

Others including the non-current and current portion of long-term payables for the new purchased tangible and intangible assets were classified into the non-current and current liabilities respectively amounted at to US$57.5 million and US$40.6 million as of December 31, 2017.

(3)	Contingent consideration

The group had contingent consideration in respect of a potential cash compensation accrued at about US$12.5 million in 2017 that may be incurred depending on the profit of Changjiang Xinke during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by Siltech Shanghai and JCET on December 9, 2016 and the transaction under this agreement was completed in 2017.

37.        Trade and other payables

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Trade payables	837,843	781,161	885,438
Advance receipts from customers	65,044	60,157	72,865
Deposit received	54,895	41,324	47,468
Other payable	92,678	57,911	41,995
	1,050,460	940,553	1,047,766

Trade payables are non-interest bearing and are normally settled on 30-dayto 60-day terms.

As of December 31, 2017, 2016 and 2015, trade payables were US$837.8 million, US$781.2 million and US$885.4 million, within which the payables for property, plant and equipment were US$506.7 million, US$483.0 million and US$660.7 million, respectively.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Within 30 days	658,804	630,896	788,936
Between 31 to 60 days	68,358	43,984	36,596
Over 60 days	110,681	106,281	59,906
	837,843	781,161	885,438

An aged analysis of the accounts payable presented based on the due date at the end of the reporting period is as follows:

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Current	705,835	659,094	814,553
Overdue:
Within 30 days	46,318	55,394	24,554
Between 31 to 60 days	22,052	7,658	10,458
Over 60 days	63,638	59,015	35,873
	837,843	781,161	885,438

38.        Accrued liabilities

The amounts of accrued liabilities as of December 31, 2017, 2016 and 2015 were US$180.9 million, US$230.5 million and US$132.5 million, within which the amounts of accrued payroll expenses were US$116.7 million, US$163.6 million and US$71.5 million, respectively.

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

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	18,214	14,210	18,329

Movements during the year

(i)

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding Restricted Share Units (“RSUs”) and share option plan for subsidiaries (“Subsidiary Plan”):

	2017	2017		2016	2016		2015	2015
	Number	WAEP		Number*	WAEP*		Number*	WAEP*
Outstanding at January 1	72,482,764	US$	0.82	100,295,578	US$	0.82	116,362,727	US$	0.84
Granted during the period	6,071,477	US$	1.14	2,076,652	US$	0.92	5,656,526	US$	1.02
Forfeited and expired during the period	(3,842,461)	US$	1.33	(6,430,431)	US$	1.16	(8,792,890)	US$	1.37
Exercised during the period	(21,830,502)	US$	0.78	(23,459,035)	US$	0.75	(12,930,785)	US$	0.67
Outstanding at December 31	52,881,278	US$	0.83	72,482,764	US$	0.82	100,295,578	US$	0.82
Exercisable at December 31	39,511,002	US$	0.78	50,708,535	US$	0.77	51,319,799	US$	0.80

As at December 31, 2017, the 39,511,002 outstanding share options were exercisable (December 31, 2016: 50,708,535* and December 31 2015: 51,319,799*).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2017 was 5.21 years (2016:  5.29 years and 2015: 6.04 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.23 to US$1.38 (2016: from US$0.23* to US$1.48* and 2015: from US$0.23* to US$1.52*).

The weighted average closing price of the Company’s shares immediately before the dates while the share options were exercised was US$1.44 (2016: US$1.24* and 2015: US$1.07*).

During the year ended December 31, 2017, share options were granted on April 5, 2017, May 22, 2017 and September 7, 2017. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.56, US$0.42and US$0.40, respectively.

During the year ended December 31, 2016, share options were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.36*, US$0.42* and US$0.52*, respectively.

During the year ended December 31, 2015, share options were granted on February 24, 2015, May 20, 2015 and September 11, 2015. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.36*, US$0.44* and US$0.54*, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended December 31, 2017, 2016 and 2015 respectively:

	2017	2016	2015
Dividend yield (%)	—	—	—
Expected volatility	42.80%	44.80%	46.13%
Risk-free interest rate	1.84%	1.39%	1.61%
Expected life of share options	6 years	6 years	6 years

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

*

The number, price and fair value of share options for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan):

	2017	2017		2016	2016		2015	2015
	Number	WAFV		Number*	WAFV*		Number*	WAFV*
Outstanding at January 1	26,489,152	US$	0.98	30,451,268	US$	0.99	27,405,767	US$	0.87
Granted during the period	14,055,477	US$	1.11	8,738,247	US$	0.86	14,685,298	US$	1.06
Forfeited during the period	(950,412)	US$	1.04	(1,124,847)	US$	0.98	(1,342,168)	US$	0.96
Exercised during the period	(10,893,120)	US$	0.97	(11,575,516)	US$	0.91	(10,297,629)	US$	0.79
Outstanding at December 31,	28,701,097	US$	1.05	26,489,152	US$	0.98	30,451,268	US$	0.99

As at December 31, 2017, the number of outstanding RSUs granted 28,701,097 (December 31, 2016: 26,489,152* and December 31, 2015: 30,451,268*).

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2017 was 8.51 years (2016: 8.37 years and 2015: 8.69 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$1.29 (2016: US$0.83* and 2015:  US$0.94*).

During the year ended December 31, 2017, RSUs were granted on April 5, 2017, May 22, 2017, September 7, 2017 and December 7, 2017. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$1.24, US$1.09 US$1.01,and US$1.31 respectively.

During the year ended December 31, 2016, RSUs were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.82*, US$1.11* and US$1.39* respectively.

During the year ended December 31, 2015, RSUs were granted on May 20, 2015, September 11, 2015 and November 23, 2015. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$1.07*, US$0.89* and US$1.11* respectively.

The following table list the inputs to the models used for the plans for the years ended December 31, 2017, 2016 and 2015, respectively:

	2017	2016	2015
Dividend yield (%)	—	—	—
Expected volatility	39.45%	39.66%	37.07%
Risk-free interest rate	1.24%	0.9%	0.60%
Expected life of share options	2 years	2 years	2 years

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

*

The number and fair value of RSUs for the prior years have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

(iii)

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs):

	2017	2017		2016	2016		2015	2015
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	14,598,750	US$	0.19	7,000,000	US$	0.06	—		—
Granted during the year	1,598,750	US$	0.31	7,698,750	US$	0.31	8,330,000	US$	0.06
Forfeited and expired during the year	(934,948)	US$	0.05	(100,000)	US$	0.05	(1,192,500)	US$	0.06
Exercised during the year	(343,750)	US$	0.25	—		—	(137,500)	US$	0.05
Outstanding at December 31,	14,918,802	US$	0.20	14,598,750	US$	0.19	7,000,000	US$	0.06
Exercisable at December 31,	7,079,401	US$	0.15	3,297,135	US$	0.07	689,479	US$	0.05

The weighted average remaining contractual life for the share options outstanding as at December 31, 2017 was 8.3 years (2016: 9.2 years and 2015: 9.1 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.05 to US$0.31 (2016: from US$0.05 to US$0.31 and 2015: from US$0.05 to US$0.08).

During the year ended December 31, 2017, share options of the Subsidiary Plan were granted on August 9, 2017. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11.

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

The following table list the inputs to the Black Scholes Pricing models used for the option of the Subsidiary Plan granted during the years ended December 31, 2017:

	2017	2016	2015
Dividend yield (%)	—	—	—
Expected volatility	32.0%	41.5%	36.0%
Risk-free interest rate	1.90%	2.10%	1.01%
Expected life of share options	6 years	6 years	3 years

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

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Debt*	3,313,048	3,025,283	1,414,943
Cash and cash equivalent	(1,838,300)	(2,126,011)	(1,005,201)
Other financial assets - current	(683,812)	(31,543)	(282,880)
Net debt	790,936	867,729	126,862
Equity	6,721,335	5,403,227	4,190,255
Net debt to equity ratio	11.8%	16.1%	1.3%

*

Debt is defined as long-term and short-term borrowings (excluding derivatives), convertible bonds, short-term and medium-term notes, and bonds payables as described in Note 31, Note 32, Note 33 and Note 34.

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

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2017, 2016 and 2015.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	125,171	112,827	76,462	72,181	39,619	33,968
JPY	30,422	41,976	5,553	29,245	35,237	2,986
RMB	2,410,284	2,714,492	586,931	1,765,846	1,633,433	909,497
Others	43,824	27,083	14,127	8,688	3,860	2,529

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

	EUR			JPY			RMB			Others
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(2,650)	(3,660)	(2,125)	(62)	(355)	(128)	(33,918)	(6,611)	16,128	(1,848)	(1,222)	(580)
Equity	(2,650)	(3,660)	(2,125)	(62)	(355)	(128)	(33,918)	(6,611)	16,128	(1,848)	(1,222)	(580)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (“FC”) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Net Fair value assets (liabilities)
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy EUR
Less than 3 months	1.2019	—	1.0895	2,080	—	39,192	2,500	—	42,872	(2)	—	172
Buy RMB
Less than 3 months	6.7622	—	—	648,364	—	—	95,881	—	—	2,111	—	—
							98,381	—	42,872	2,109	—	172

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Cross currency swap contracts

It is the policy of the Group to enter into cross currency swap contracts to protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding debt denominated in a currency other than the US dollar.

In 2017, 2016 and 2015, the Group entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB3,714.0 million (approximately US$568.4 million), RMB5,447.0 million (approximately US$785.2 million) and RMB480.0 million (approximately US$74.0 million), respectively. The Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts. As of December 31, 2017, the Group had outstanding cross currency swap contracts with notional amounts of RMB6,398.0 million (approximately US$979.2 million) (as of December 31, 2016: US$854.4 million and 2015:  US$74.0 million).

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

During the year, US$2.2 million gain of fair value change of cross currency swap was recognized in other gains or losses, net (Note 9, 2016: US$15.0 million loss and 2015:  US$1.5 million loss). The following foreign-exchange related amounts of cash flow hedges were recognized in profit or loss and other comprehensive income or loss:

	Year ended	Year ended
	12/31/17	12/31/16
	USD’000	USD’000
Total fair value gain (loss) included in other comprehensive income (loss)	95,185	(66,861)
Reclassified from other comprehensive income (loss) to offset foreign exchange gains or losses	(60,042)	32,234
Other comprehensive income (losses) on cash flow hedges recognized during the year	35,143	(34,627)

The following table details the cross currency swap contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Net Fair value assets (liabilities)
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
3 months to 1 year	6.6369	6.6592	—	1,040,000	787,000	—	159,163	113,450	—	3,997	(6,348)	—
1 year to 5 years	6.6356	6.5830	6.4360	5,358,000	5,140,000	480,000	819,993	740,954	73,966	15,679	(74,170)	(1,459)
							979,156	854,404	73,966	19,676	(80,518)	(1,459)

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

A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2017 would increase by US$0.4 million (2016: profit decrease by US$0.5 million and 2015: profit decrease by US$0.4 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

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

Apart from Customers A, B, C and D, four largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A, B, C and D did not exceed 5%, 4%, 1% and 1% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 1% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 5% or more of the Group’s net sales and gross accounts receivable is disclosed in Note 6.

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

		Weighted
		average
		effective	Less than	3 months
		interest rate	3 months	to 1 year	1–5 years	5+years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2017
Interest-bearing bank and	Fixed	3.20%	140,338	24,757	313,497	338,632	817,224
other borrowings	Floating	2.36%	16,712	87,753	958,367	307,003	1,369,835
Convertible bonds		3.79%	—	—	442,500	—	442,500
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Finance lease payables		3.68%	434	1,308	4,935	—	6,677
Trade and other payables			880,795	5,492	161,169	3,004	1,050,460
Contingent consideration			—	—	12,549	—	12,549
			1,038,279	119,310	2,619,179	648,639	4,425,407

		Weighted
		average
		effective	Less than	3 months
		interest rate	3 months	to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Interest-bearing bank and	Fixed	2.50%	130,728	6,729	131,474	384,382	653,313
other borrowings	Floating	2.62%	6,039	67,347	785,059	4,781	863,226
Convertible bonds		2.78%–3.79%	393,200	—	450,000	—	843,200
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Short-term notes		2.99%	—	90,465	—	—	90,465
Finance lease payables		3.68%	382	1,147	6,118	—	7,647
Trade and other payables			915,840	1,353	21,706	1,654	940,553
			1,446,189	167,041	2,120,519	390,817	4,124,566

		Weighted
		average
		effective	Less than	3 months
		interest rate	3 months	to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Interest-bearing bank and	Fixed	1.69%	42,963	—	149,253	238,831	431,047
other borrowings	Floating	4.98%	—	71,944	158,744	—	230,688
Convertible bonds		2.78%–3.79%	—	404,000	—	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			920,426	28,508	5,350	93,482	1,047,766
			963,389	504,452	813,347	332,313	2,613,501

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non- derivative financial assets is necessary in order to understand the Group’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted
	average
	effective	Less than	3 months
	interest rate	3 months	to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2017
Trade and other receivables		616,308	—	—	—	616,308
Cash and cash equivalent, restricted cash & short-term investments*	1.25%	2,231,089	276,723	116,282	—	2,624,094
Available for sale financial assets		—	—	—	24,844	24,844
		2,847,397	276,723	116,282	24,844	3,265,246

	Weighted
	average
	effective	Less than	3 months
	interest rate	3 months	to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Trade and other receivables		645,822	—	—	—	645,822
Cash and cash equivalent, restricted cash & short-term investments*	1.19%	2,000,717	480,379	21,125	—	2,502,221
Available for sale financial assets		—	—	—	21,966	21,966
		2,646,539	480,379	21,125	21,966	3,170,009

	Weighted
	average
	effective	Less than	3 months
	interest rate	3 months	to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Trade and other receivables		499,846	—	—	—	499,846
Cash and cash equivalent, restricted cash & short-term investments*	2.12%	1,549,692	45,038	—	—	1,594,730
Available for sale financial assets		—	—	—	19,750	19,750
		2,049,538	45,038	—	19,750	2,114,326

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

*	The above restricted cash exclude the cash received from government funds.

The Group has access to short-term financing facilities as described in below section, of which US$1,810.2 million were unused at the end of the reporting period (2016: US$1,873.8 million and 2015: US$1,351.7 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

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

	Less than	3 months		above
	3 months	to 1 year	1–5 years	5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2017	`
Gross settled:
Cross currency swap contracts— cash flow hedges
— inflows	—	37,703	512,067	—	549,770
— (outflows)	—	(34,254)	(480,984)	—	(515,238)
Net settled:
Cross currency swap contracts— cash flow hedges
— net inflows	—	2,854	20,730	—	23,584
	—	6,303	51,813	—	58,116

	Less than	3 months		above
	3 months	to 1 year	1–5 years	5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2016
Gross settled:
Cross currency swap contracts— cash flow hedges
— inflows	—	71,120	403,265	—	474,385
— (outflows)	—	(72,872)	(396,332)	—	(469,204)
Net settled:
Cross currency swap contracts— cash flow hedges
— net outflows		(1,355)	(1,475)		(2,830)
	—	(3,107)	5,458	—	2,351

	Less than	3 months		above
	3 months	to 1 year	1–5 years	5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Net settled:
Cross currency swap contracts
— net inflows	—	—	4,381	—	4,381
	—	—	4,381	—	4,381

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

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2017, 2016 and 2015:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;
•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		12/31/17
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at fair value
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	117,928	—	117,928
Available-for-sale investment	Quoted prices in active markets	2,531	—	—	2,531
Available-for-sale investment	Recent transaction price	—	—	20,134	20,134
Cross currency swap contracts classified as other financial assets in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	22,337	—	22,337
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	2,111	—	2,111
		2,531	142,376	20,134	165,041
Financial liabilities at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	2,661	—	2,661
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	2	—	2
Contingent consideration	Discounted cash flow. Future cash flows.Future cash flows are basis on management’s best estimation and discounted.	—	—	12,549	12,549
		—	2,663	12,549	15,212

		12/31/16
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at fair value
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	24,931	—	24,931
Available-for-sale investment	Quoted prices in active markets	4,713	—	—	4,713
Available-for-sale investment	Recent transaction price	—	—	16,067	16,067
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	32,894	32,894
		4,713	24,931	48,961	78,605
Financial liabilities at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	80,518	—	80,518
		—	80,518	—	80,518

		12/31/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at fair value
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	172	—	172
Available-for-sale investment	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale investment	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	30,173	30,173
		3,300	257,755	45,346	306,401
Financial liabilities at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	1,459	—	1,459
		—	1,459	—	1,459

41.        Cash flow information

Reconciliation of liabilities arising from financing activities

		Net
		cash flows	Conversion	Foreign	Other
		in financing	options	exchange	non-cash
	12/31/2016	activities	exercised	loss	movement(1)	12/31/2017
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Short-term borrowings	176,957	127,715	—	3,639	—	308,311
Long-term borrowings	1,265,811	529,928	—	80,497	—	1,876,236
Disposals	786,611	—	(399,099)	—	15,817	403,329
Convertible bonds	494,909	—	—	—	1,780	496,689
Bonds payable	214,502	—	—	13,246	735	228,483
Medium-term notes	86,493	(87,858)	—	1,365	—	—
Currency swap contracts classified as other financial assets	—	—	—	—	(22,337)	(22,337)
Currency swap contracts classified as other financial liabilities	80,518	—	—	—	(77,857)	2,661
Balance at December 31, 2017	3,105,801	569,785	(399,099)	98,747	(81,862)	3,293,372

(1)	Other non-cash movements were accrued interest expenses for bonds and notes and fair value change of currency swap contracts.

Non-cash investing activities

In 2017, the acquisition of tangible and intangible assets by means of long-term payables amounted to US$97.6 million. Please refer to Note 36 (2) for more details.

42.        Business combination

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

43.        Related party transactions

The names of the related parties which had transactions with the Group for the year ended December 31, 2017 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd and Leadcore Technology (Hong Kong) Co., Ltd (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd (“Datang Finance”)	A member of Datang Group
China IC Fund	A substantial shareholder of the Company
Country Hill	A shareholder of the Company
Toppan	An associate of the Group
Brite Semiconductor (Shanghai) Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group
Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) and its subsidiaries	An associate of the Group
Sino IC Leasing Co., Ltd (“Sino IC Leasing”)	An associate of the Group

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods			Sale of services
	Year ended			Year ended
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	15,667	14,146	12,885	—	—	—
Datang Semiconductor Co., Ltd	535	464	865	—	—	—
Leadcore	3,960	3,267	8,881	—	—	—
Toppan	—	—	—	3,896	3,481	3,699
Brite	44,212	31,506	31,379	—	—	—
JCET and its subsidiaries	17	—	17	48	—	9
China Fortune-Tech	—	—	—	—	65	60

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Toppan	11,275	8,869	7,996	59	856	3,516
Zhongxin Xiecheng	—	—	—	—	4	1,199
Brite	—	25	—	2,016	2,887	2,582
China Fortune-Tech	—	—	—	959	313	938
Datang Finance	—	—	—	—	15	—
JCET and its subsidiaries	1,778	1,097	—	620	1,189	869
Sino IC Leasing	—	—	—	51,739	—	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related			Amounts due to related
	parties			parties
	12/31/17	12/31/16	12/31/15	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	4,279	6,354	5,338	—	—	—
Datang Semiconductor Co., Ltd	302	—	61	—	—	—
Leadcore	—	—	1,948	—	—	3,667
Toppan	670	615	317	888	2,414	1,148
Brite	12,951	6,507	5,661	—	279	141
JCET and its subsidiaries	21	—	27	3	736	2
China Fortune-Tech	—	38	40	—	—	—

In December 2016 and February 2017, there were two and three arrangements in consideration of US$249.2 million and US$250.6 million respectively, entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

In July 2017, there were seven arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing) respectively, in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under these arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease. The total future minimum lease payments under the lease arrangements please refer to Note 44.

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

Capital contribution

Subject to the amended joint venture agreement, revised on July 20, 2017, the Company agreed to increase its capital contribution obligation towards Sino IC Leasing from RMB600.0 million to RMB800.0 million (from approximately US$88.3 million to US$117.8 million), while its shareholding in Sino IC Leasing decreased to approximately 7.44% as of the date of this annual report.

On August 10, 2017, China IC Fund has agreed to make further cash contribution of US$900.0 million into the registered capital of SMNC. Its shareholding in SMNC will increase from 26.5% to 32%. Please refer to Note 18 for details.

In June 2016, China IC Fund made a capital contribution of US$636.0 million into the registered capital of SMNC. Please refer to Note 18 for details.

In September 2016, China IC Fund made another capital contribution of US$50.0 million into the registered capital of SJ Jiangyin.

Loans from non-controlling interests shareholders

In 2016, LFoundry entered into a seven-year loan facility in relation to the construction of the new co-generation from non-controlling interests shareholders of LFoundry. The outstanding balance of EUR10.6 million (approximately US$12.7 million) is repayable from September 2018 to December 2023. Please refer to Note 31 for more details.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended	year ended	year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Short-term benefit	4,853	4,921	4,731
Share-based payments	8,264	2,762	2,618
	13,117	7,683	7,349

The remuneration of key management personnel is determined by the Compensation Committee having regard to the Group’s profitability, business achievement, individual performance and market trends.

Arrangements/contracts for sale of self-developed living quarter unit

In 2016, the Group entered into arrangement/contracts with one of directors of the Company for sale of self-developed living quarter unit and the amount of the consideration is approximately US$1.0 million. The transaction was completed in March 2017.

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million, within which three transactions amounted to US$2.4 million were completed as of December 31, 2017.

44.        Commitments for expenditure

(i)	Purchase commitments

As of December 31, 2017, 2016 and 2015, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2018.

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Commitments for the facility construction	484,468	239,759	165,274
Commitments for the acquisition of property, plant and equipment	476,132	800,597	1,146,275
Commitments for the acquisition of intangible assets	5,596	5,491	29,392
	966,196	1,045,847	1,340,941

(ii)	Non-cancellable operating leases

The Group leases certain of its production equipment under operating lease arrangements since 2016. Leases are negotiated for terms ranging from three to five years. Please refer to Note 43 for details.

At December 31, 2017, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	12/31/17	12/31/16
	USD’000	USD’000
Within one year	91,181	23,483
Later than one year but not later than five years	203,684	45,989
	294,865	69,472

45.        Financial information of parent company

(i)	Statement of profit or loss

	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Revenue	—	—	—
General and administration expenses	(47,354)	(50,739)	(51,682)
Loss from operations	(47,354)	(50,739)	(51,682)
Interest income	2,670	1,154	474
Finance costs	(14,956)	(24,194)	(12,477)
Foreign exchange gains or losses	63,087	(15,269)	(2,848)
Share of profits of subsidiaries	169,880	477,510	321,199
Share of profits of associates	2,868	1,455	322
Other gains or losses, net	3,484	(13,287)	(1,577)
Profit before tax	179,679	376,630	253,411
Income tax expense	—	—	—
Profit for the year	179,679	376,630	253,411
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	21,590	(18,131)	(8,185)
Change in value of available-for-sale financial assets	(2,356)	798	447
Cash flow hedges	35,143	(34,627)	—
Share of other comprehensive income of joint ventures accounted for using the equity method	17,646	—	—
Other	(131)	1	130
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	(436)	1,520	—
Total comprehensive income for the year	251,135	326,191	245,803

(ii)Statement of financial position

	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	47,090	89,404	30,123
Intangible assets	59,138	91,225	108,897
Investment in subsidiaries	4,779,485	4,333,604	3,312,113
Investments in associates	132,427	114,966	56,080
Other financial assets	11,732	—	—
Other assets	372,275	530,566	575,489
Total non-current assets	5,402,147	5,159,765	4,082,702
Current assets
Prepayment and prepaid operating expenses	428	671	633
Trade and other receivables	29,061	24,749	22,945
Due from subsidiaries	1,609,556	908,716	427,279
Other financial assets	95,440	3,000	15,000
Cash and cash equivalent	140,411	317,873	115,726
Total current assets	1,874,896	1,255,009	581,583
Total assets	7,277,043	6,414,774	4,664,285
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,916,106,889, 4,252,922,259 and 4,207,374,896 shares issued and outstanding at December 31, 2017, 2016 and 2015	19,664	17,012	16,830
Share premium	4,827,619	4,950,948	4,903,861
Reserves	134,669	93,563	96,644
Retained earnings (accumulated deficit)	187,008	(910,849)	(1,287,479)
	5,168,960	4,150,674	3,729,856
Perpetual subordinated convertible securities	64,073	—	—
Total equity	5,233,033	4,150,674	3,729,856
Non-current liabilities
Borrowings	76,520	72,077	—
Convertible bonds	403,329	395,210	—
Bonds payable	496,689	494,909	493,207
Medium-term notes	228,483	214,502	—
Other financial liabilities	1,885	60,610	—
Other liabilities	520	2,560	2,080
Total non-current liabilities	1,207,426	1,239,868	495,287
Current liabilities
Trade and other payables	17,489	1,683	—
Due to subsidiaries	804,476	522,166	33,445
Convertible bonds	—	391,401	392,632
Short-term notes	—	86,493	—
Accrued liabilities	13,877	19,570	11,606
Other financial liabilities	742	2,919	1,459
Total current liabilities	836,584	1,024,232	439,142
Total liabilities	2,044,010	2,264,100	934,429
Total equity and liabilities	7,277,043	6,414,774	4,664,285

(iii)Statement of changes in equity

									Share of
									other
					Change in				comprehensive
					value of				income of
			Equity-settle	Foreign	available-	Convertible	Defined		joint ventures			Perpetual
			employee	currency	for-sale	bonds	benefit		accounted for			subordinated
	Ordinary	Share	benefits	translation	financial	equity	plan	Cash flow	using		Accumulated	convertible	Total
	shares	premium	reserve	reserve	assets	reserve	reserve	hedges	equity method	Others	deficit	securities	equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	—	—	—	(1,540,890)	—	2,948,415
Profit for the year	—	—	—	—	—	—	—	—	—	—	253,411	—	253,411
Other comprehensive loss for the year	—	—	—	(8,185)	447	—	—	—	—	130	—	—	(7,608)
Total comprehensive loss for the year	—	—	—	(8,185)	447	—	—	—	—	130	253,411	—	245,803
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	—	—	—	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	—	—	—	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	—	—	—	—	18,088
Subtotal	2,488	527,231	5,919	—	—	—	—	—	—	—	—	—	535,638
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	—	130	(1,287,479)	—	3,729,856
Profit for the year	—	—	—	—	—	—	—	—	—	—	376,630	—	376,630
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	—	—	(50,439)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	376,630	—	326,191
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	—	—	13,838
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	—	—	52,935
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	—	—	94,627
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	—	131	(910,849)	—	4,150,674
Profit for the year	—	—	—	—	—	—	—	—	—	—	179,679	—	179,679
Other comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	—	—	71,456
Total comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	179,679	—	251,135
Exercise of stock options	130	35,178	(18,220)	—	—	—	—	—	—	—	—	—	17,088
Share-based compensation	—	—	17,495	—	—	—	—	—	—	—	—	—	17,495
Conversion options of convertible bonds exercised during the year	1,556	427,168	—	—	—	(29,625)	—	—	—	—	—	—	399,099
Issuance of ordinary shares	966	325,174	—	—	—	—	—	—	—	—	—	—	326,140
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	64,073	64,073
Share premium reduction	—	(910,849)	—	—	—	—	—	—	—	—	910,849	—	—
Gain on transfer of business operation	—	—	—	—	—	—	—	—	—	—	7,329	—	7,329
Subtotal	2,652	(123,329)	(725)	—	—	(29,625)	—	—	—	—	918,178	64,073	831,224
Balance at December 31, 2017	19,664	4,827,619	64,978	(497)	(1,111)	52,053	1,084	516	17,646	—	187,008	64,073	5,233,033

(iv)	Statement of cash flow

	Year ended	Year ended	Year ended
	12/31/17	12/31/16	12/31/15
	USD’000	USD’000	USD’000
Operating activities
Profit for the year	179,679	376,630	253,411
Adjustments for:
Amortization of intangible assets and land use right	32,131	30,678	30,780
Depreciation of property, plant and equipment	10,706	8,062	4,046
Expense recognized in respect of equity-settled share-based payments	1,297	1,940	5,169
Finance costs	14,956	24,194	12,477
Interest income	(2,670)	(1,154)	(474)
Net (gain) loss arising on financial liabilities at fair value through profit or loss	(3,554)	13,182	1,459
Net (gain) loss on foreign exchange	(63,087)	5,982	184
Share of profit of investment accounted for using equity method	(172,748)	(478,965)	(321,521)
	(3,290)	(19,451)	(14,469)
Operating cash flows before movements in working capital:
(Increase) decrease in trade and other receivables	(2,374)	(1,727)	465
Decrease (increase) in prepaid operating expenses	243	(57)	8
(Increase) decrease in other assets	(7,710)	777	—
Increase in trade and other payables	5,168	1,354	7,550
(Decrease) increase in accrued liabilities and other liabilities	(5,534)	2,818	2,541
Cash used in operations	(13,497)	(16,286)	(3,905)
Interest paid	(21,262)	(16,149)	(21,536)
Interest received	1,347	1,135	474
Net cash used in operating activities	(33,412)	(31,300)	(24,967)
Investing activities
Payments to acquire financial assets	(92,000)	(6,000)	(12,000)
Proceeds on sale of financial assets	3,000	18,000	9,000
Investment in subsidiaries	(207,000)	(550,426)	(280,658)
Investment in associates	(15,095)	(63,796)	—
Payments for property, plant and equipment	—	(52,445)	—
Payments for intangible assets	(1,000)	(11,526)	(4,480)
Proceeds from disposal of available-for-sale investment	—	146	—
Cash paid for subsidiaries	(728,621)	(437,437)	(137,929)
Distributions received from associates	255	—	—
Net cash used in investing activities	(1,040,461)	(1,103,484)	(426,067)
Financing activities
Proceeds from borrowings	—	76,006	21,912
Repayment of borrowings	—	—	(83,133)
Proceeds from issuance of new shares	326,351	—	508,807
Proceeds from issuance of convertible bonds	—	441,155	—
Proceeds from issuance of short-term and medium-term notes	—	314,422	—
Repayment of short-term notes	(87,858)	—	—
Proceeds from issuance of perpetual subordinated convertible securities	64,350	—	—
Proceeds from exercise of employee stock options	17,088	17,610	8,743
Cash received from subsidiaries	572,320	487,050	55,015
Net cash from financing activities	892,251	1,336,243	511,344

Net (decrease) increase in cash and cash equivalent	(181,622)	201,459	60,310
Cash and cash equivalent at the beginning of the year	317,873	115,726	55,600
Effects of exchange rate changes on the balance of cash held in foreign currencies	4,160	688	(184)
Cash and cash equivalent at the end of the year	140,411	317,873	115,726

2.
3.

4.
5.

46.        Subsequent events

(i)	Capital contribution in Semiconductor Manufacturing South China Corporation (“SMSC”)

On January 30, 2018, SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund entered into the joint venture agreement and the capital contribution agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the registered capital of SMSC in the amount of US$1.5435 billion, US946.5 million and US$800 million, respectively. As a result of the capital contribution: (i) the registered capital of SMSC will increase from US$210 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

(ii)	Equity transfer and capital contribution in Ningbo Semiconductor International Corporation (“NSI”)

On March 22, 2018, NSI, SMIC Holdings and China IC Fund entered into the equity transfer agreement, pursuant to which SMIC Holdings has agreed to sell the equity Interest to China IC Fund. Upon the completion of the equity transfer, the shareholding of SMIC Holdings in NSI will decrease from approximately 66.76% to 38.59%, and NSI will cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. There is no gain or loss expected to accrue to the Company as a result of the equity transfer. The equity transfer has been completed in April, 2018 and the Group recorded its ownership interest of NCI as investment in associate.

On March 23, 2018, NSI, SMIC Holdings, China IC Fund, Ningbo Senson Electronics Technology Co., Ltd, Beijing Integrated Circuit Design and Testing Fund, Ningbo Integrated Circuit Industry Fund and Infotech National Emerging Fund entered into the capital increase agreement, pursuant to which (i) SMIC Holdings has agreed to make further cash contribution of RMB565 million (approximately US$89.4 million) into the registered capital of NSI. Its shareholding in the Joint Venture Company will decrease from approximately 38.59% to approximately 38.57%; (ii) China IC Fund has agreed to make further cash contribution of RMB500 million(approximately US$79.2 million) into the registered capital of NSI. Its shareholding in NSI will increase from approximately 28.17% to approximately 32.97%. The all above parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion (approximately US$56.2 million to US$288.1 million).

47.        Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 29, 2018.

Annex A

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

CMOS

Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors

.
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

FinFet

Fin Field Effect Transistors (FinFET) are self-aligned multi-gate devices with a conventional CMOS process. It allows extending the gate scaling beyond the planar transistor limits with 3d shape above the substrate. FinFET’s conducting channel is wrapped by a thin silicon "fin", which forms the body of the device. The thickness of the "fin" will determine the effective channel length of the device. FinFET greatly reduces the leakage currents and enables the use of lower threhold voltages and results better performance and power savings.

Flash memory

A type of non-volatile memory where data is erased in blocks. The name “flash” is derived from the rapid block erase operation. Flash memory requires only one transistor per memory cell versus two transistors per memory cell for EEPROMs, making flash memory less expensive to produce. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

FPGA

A field-programmable gate array (FPGA) is an integrated circuit designed to be configured by a customer or a designer after manufacturing – hence "field-programmable". The FPGA configuration is generally specified using a hardware description language, similar to that used for an application-specific integrated circuit.

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

Micro-display

A small display that is of such high resolution that it is only practically viewed or projected with lenses or mirrors. A micro-display is typically magnified by optics to enlarge the image viewed by the user. For example, a miniature display smaller than one inch in size may be magnified to provide a 12‑inch to 60‑ inch viewing area.

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

Nanometer	A term for micrometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.
NFC	Near-field communication, a set of communication protocols that enable two electronic devices to establish communication by bringing them within a short distance of each other.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off
.
PolySiON	Polycrystalline silicon oxygen nitride (PolySiON) is referrring to semiconductor manufaturing process with CMOS technology using conventional poly gate and silicon oxygen nitride gate dielectrics.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

RAM	Random Access Memory. Memory devices where any memory cell in a large memory array may be accessed in any order at random.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

RFID

Radio Frequency Identification. Radio-frequency identification (RFID) is the use of a wireless non-contact system that uses radio-frequency electromagnetic fields to transfer data from a tag attached to an object. RFID’s frequency bands ranges from (125kHz~135kHz) (13.56MHz), and (860MHz~960MHz).

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

SoC.

System on Chip. A system on a chip or system on chip (SoC or SOC) is an integrated circuit (IC) that integrates all components of a computer, communication or other electronic system into a single chip. It may contain digital, analog, mixed-signal, and often radio- frequency functions—all on a single chip substrate.

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