Form 20-F/A
period 2017-12-31
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORP
filed 2019-02-15
CIK 1267482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F/A

(Amendment No.1)

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

EXPLANATORY NOTE

This Amendment No. 1(this “Amendment No. 1”) to the Annual Report on Form 20-F of Semiconductor Manufacturing International Corporation for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on April 27, 2018 (the “Original Form 20-F ”) is being filed for purposes of amending Item 15 herein and filing of the Certification of the Co-Chief Executive. Accordingly, Item 19 of the Original Form 20-F has also been amended and restated, as set forth herein, to reflect the filing of such certifications.

This Amendment No. 1 is not intended to update other information disclosed in the Original Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred since the Original Form 20-F was originally filed.

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

Part II

Item 13.     Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

Our Co-Chief Executive Officers and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) of the Exchange Act) as of December 31, 2017. Based on that evaluation, our Co-Chief Executive Officers and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

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

Exhibit 4.14	Placing Agreement related to issue of 241,418,625 new ordinary shares, dated as of June 4, 2017 and entered into by SMIC, J.P. Morgan Securities PLC and Deutsche Bank AG, Hong Kong Branch(1)
Exhibit 4.15

Subscription Agreement related to issue of US$65 million perpetual subordinated convertible securities, dated as of June 4, 2017 and entered into by SMIC, J.P. Morgan Securities PLC, Deutsche Bank AG, Hong Kong Branch and BARCLAYS BANK PLC(1)

Exhibit 4.16	Summary of purchase of Shanghai Commercial Housing from Shanghai Zhangjiang Integrated Circuit Industry Zone Developing Co., Ltd(1)
Exhibit 4.17	Summary of sale and leaseback arrangements entered into by the Group with the subsidiaries of Sino IC Leasing Co., Ltd.(1)
Exhibit 4.18	2014 Stock Option Plan Prospectus(1)
Exhibit 4.19	2014 Equity Incentive Plan Prospectus(1)
Exhibit 8.1	List of Significant Subsidiaries(1)
Exhibit 12.1	Certification of Co-Chief Executive Officer under Section 302 of the U.S. Sarbanes-Oxley Act of 2002(2)
Exhibit 12.2	Certification of Co-Chief Executive Officer under Section 302 of the U.S. Sarbanes-Oxley Act of 2002(2)
Exhibit 12.3	Certification of CFO under Section 302 of the U.S. Sarbanes-Oxley Act of 2002(2)
Exhibit 13.1	Certification of Co-Chief Executive Officer under Section 906 of the U.S. Sarbanes-Oxley Act of 2002(2)
Exhibit 13.2	Certification of Co-Chief Executive Officer under Section 906 of the U.S. Sarbanes-Oxley Act of 2002(2)

Exhibit 13.3	Certification of CFO under Section 906 of the U.S. Sarbanes-Oxley Act of 2002(2)
Exhibit 15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP(1)
101.INS	XBRL Instance Document(1)
101.SCH	XBRL Taxonomy Extension Schema Document(1)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(1)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(1)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(1)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(1)

(1)	Previously filed as exhibits to the registrant’s Form 20-F filed on April 27, 2018.
(2)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: February 15, 2019	By:	/s/ Dr. Gao Yonggang
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